Form 10-K/A, Exhibit 13
period 1996-05-26
DARDEN RESTAURANTS INC
filed 1996-10-30
CIK 940944

EXHIBIT 13

                             MANAGEMENT'S DISCUSSION
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Darden Restaurants was created as an independent publicly held company in May 1995 through the spin-off of all of General Mills' restaurant operations to its shareholders. Darden operates 1,217 Red Lobster, The Olive Garden and Bahama Breeze restaurants in the U.S. and Canada. All the restaurants are operated by the Company with no franchising.

This discussion should be read in conjunction with the business information and the Consolidated Financial Statements and related notes found elsewhere in this report. For comparison in this discussion, fiscal years prior to 1996 include a pro forma annual pretax cost adjustment of $5.37 million to reflect the estimated additional general and administrative expenses which would have been incurred by Darden as a separate publicly held company.

REVENUES
Total revenues in fiscal 1996 were $3.2 billion, a 1 percent increase from fiscal 1995 which included $71.1 million of sales from the discontinued China Coast. Total revenues increased 7 percent between fiscal 1995 and fiscal 1994. The increases in sales were attributable to the opening of new units and increases in same-store sales. Same-store sales gains were primarily due to increased sales of appetizers, beverages and desserts, and modest price increases.

COSTS AND EXPENSES
Food and beverage costs for fiscal 1996 were 33.3 percent of sales, a decline of
1.3 percentage points from fiscal 1995 and 0.9 percentage points from 1994. These favorable declines were caused by reduced food waste at The Olive Garden, modest price increases at both Red Lobster and The Olive Garden, and an improved menu mix.

Restaurant labor was slightly higher for fiscal 1996 at 29.9 percent of sales against 29.5 percent for fiscal 1995 and 29.3 percent in fiscal 1994. These increases were due to wage rate inflation, reduced same-store sales at Red Lobster and higher training costs to implement cost-saving systems at The Olive Garden.

Restaurant expenses (primarily lease expenses, new unit opening expenses, utilities and workers' compensation costs) declined in fiscal 1996 to 14.3 percent of sales compared to 14.8 percent in fiscal 1995 and 14.9 percent in fiscal 1994. These favorable decreases were due primarily to the closing of China Coast, a reduced number of new restaurant openings and an increased focus on store-level costs at The Olive Garden.

Selling,  general and  administrative  expenses for the fiscal year increased to
11.7  percent of sales  compared to a pro forma 11.1  percent in fiscal 1995 and
10.3 percent of sales in fiscal 1994. The increases were caused by higher marketing expense.

Depreciation and amortization expense of 4.2 percent of sales in fiscal 1996 was down slightly from the 4.3 percent in fiscal 1995 and was flat compared to fiscal 1994. Interest expense of 0.7 percent of sales in fiscal 1996 was flat compared to fiscal 1995 and 0.1 percentage points higher than fiscal 1994.

INCOME FROM OPERATIONS
Pretax earnings before restructuring rose by almost 19 percent in fiscal 1996 to $188.7 million, compared to the pro forma $159.1 million in fiscal 1995, and were approximately the same as the pro forma $188.3 million in fiscal 1994. The increase in fiscal 1996 was primarily a result of the decline in food and beverage costs and restaurant expenses as mentioned above.

PROVISION FOR INCOME TAXES
The effective tax rate after restructuring charges increased to 34.6 percent in fiscal 1996 compared to the pro forma 17.7 percent in fiscal 1995 and 36.4 percent in fiscal 1994. The higher effective rate in 1996, compared to 1995, was primarily attributable to higher operating earnings and a lower amount of federal income tax credits.

EARNINGS AFTER TAX AND EARNINGS PER SHARE BEFORE RESTRUCTURING Earnings after tax before restructuring charges for fiscal 1996 increased 10 percent to $119.2 million or 75 cents per share, compared with the pro forma $108.3 million or 68 cents per share earned in fiscal 1995. Pro forma net income before accounting changes was $119.9 million or 75 cents per share in fiscal 1994.

NET INCOME AND EARNINGS PER SHARE
During fiscal 1996, an after-tax restructuring charge of $44.8 million (28 cents per share) was taken in the first quarter to close all China Coast operations. The pretax restructuring charge includes approximately $60.4 million of non-cash charges primarily related to the write-down of buildings and equipment to net realizable value and approximately $14.6 million of charges to be settled in cash related to carrying costs of buildings and equipment prior to their disposal, lease buy-out provisions, employee severance and other costs. Cash required to carry out the restructuring activities will be provided by operations. (See Note 3 of Notes to Consolidated Financial Statements.) Net earnings after restructuring expenses were $74.4 million (47 cents per share) compared with the pro forma $49.2 million (31 cents per share) in fiscal 1995.

In fiscal 1995, an after-tax restructuring charge of $59.1 million (37 cents per share) was taken to position the Company for its spin-off from General Mills and to close low-performing restaurants. The pretax 1995 restructuring charge included approximately $65.4 million of non-cash asset write-downs and approximately $33.9 million of charges to be settled in cash. No restructuring charges were incurred in fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES
The Company intends to manage its business and its financial ratios so as to maintain an investment grade bond rating, which allows access to financing at reasonable costs. Currently, the Company's publicly issued long-term debt carries "A3" (Moody's Investor Services, Inc.), "BBB+" (Standard & Poor's Corporation) and "A-" (Duff & Phelps Corporation) ratings. Our commercial paper has ratings of "P-2" (Moody's), "A-2" (Standard & Poor's) and "D-1" (Duff & Phelps).

Darden completed its long-term capital structure in January 1996 with the issuance of $150 million of 6.375 percent notes due in 2006 and $100 million of
7.125 percent debentures due in 2016. The effective annual interest rate is 7.57 percent for the notes and 7.82 percent for the debentures, after consideration of loan costs, issuance discounts and cost to terminate an interest-rate swap that was established prior to the distribution from General Mills. The Company is also the guarantor under a $50 million variable rate loan agreement for the benefit of the Employee Stock Ownership Plan (ESOP). The ESOP loan, which is due during 2007, is included as a component of long-term debt with a related offset in stockholders' equity. Also, Darden's shelf registration statement permits issuance of an additional $250 million of unsecured debt securities.

Commercial paper is the primary source of short-term financing. Bank credit lines are maintained to ensure availability of short-term funds on an as-needed basis. In May 1996, the fee-paid credit lines were reduced from $500 million to $350 million.

The Company's adjusted debt-to-total capital ratio (which includes 6.25 times the total annual restaurant minimum rent as a component of debt and total capital) was 34 percent at May 26, 1996. The Company's fixed-charge coverage ratio, which measures the number of times each year that the Company earns enough to cover its fixed charges, amounted to 5.6 times. Based on these ratios, the Company's financial condition remains strong. The composition of the Company's capital structure is shown in the following table.

CAPITAL STRUCTURE
-------------------------------------------------------------------------
                                                       May 26, 1996
                                                       In Millions
-------------------------------------------------------------------------
Short-term debt                                         $   72.6
Long-term debt                                             301.2
-------------------------------------------------------------------------
Total debt                                                 373.8
Stockholders' equity                                     1,222.6
-------------------------------------------------------------------------
Total capital                                           $1,596.4
-------------------------------------------------------------------------
ADJUSTMENTS TO CAPITAL
Leases-debt equivalent                                     249.2
-------------------------------------------------------------------------
Adjusted total debt                                        623.0
-------------------------------------------------------------------------
Adjusted total capital                                  $1,845.6
Debt-to-total capital ratio                                   23%
Adjusted debt-to-total capital ratio                          34%
-------------------------------------------------------------------------

In September 1995, the Company declared an 8 cents per share annual dividend to be paid in two installments. In December 1995, the Company's Board approved a stock repurchase plan whereby the Company may purchase on the open market up to
6.5 million common shares to offset shares issued through employee stock option and restricted stock programs. In fiscal 1996, 1.9 million shares were purchased under this program.

The Company typically carries current liabilities in excess of current assets, because the restaurant business receives substantially immediate payment for sales, (nominal receivables), while inventories and other current liabilities normally carry longer payment terms, (usually 15 to 30 days). The seasonal variation in net working capital is typically in the $30 to $50 million range.

The Company requires capital principally for building new restaurants, replacing equipment and remodeling existing units. Capital expenditures were $214 million in fiscal 1996, down from $358 million in fiscal 1995 and $335 million in fiscal 1994 because of decisions to slow the growth in new Olive Garden units and discontinue China Coast operations. Fiscal 1996 capital expenditure and dividend requirements were financed primarily through internally generated funds. The Company generated $294 million, $274 million and $262 million in funds from operating activities during fiscal years 1996, 1995 and 1994, respectively.

                           INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Darden Restaurants, Inc.

We have audited the accompanying consolidated balance sheets of Darden Restaurants, Inc. and subsidiaries as of May 26, 1996, and May 28, 1995, and the related consolidated statements of earnings and cash flows for each of the fiscal years in the three-year period ended May 26, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Darden Restaurants, Inc. and subsidiaries as of May 26, 1996, and May 28, 1995, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended May 26, 1996, in conformity with generally accepted accounting principles.



Orlando, Florida                                KPMG Peat Marwick  LLP
June 18, 1996




                          CONSOLIDATED STATEMENTS OF EARNINGS




--------------------------------------------------------------------------------
                                                       Fiscal Year Ended
                                       -----------------------------------------
(In Thousands, Except per Share Data)  May 26, 1996  May 28, 1995* May 29, 1994*
--------------------------------------------------------------------------------
Sales                                   $3,191,779    $3,163,289    $2,962,980
Costs and Expenses:
   Cost of sales:
   Food and beverages                    1,062,624     1,093,896     1,014,066
   Restaurant labor                        954,886       931,553       868,178
   Restaurant expenses                     455,626       470,194       442,769
--------------------------------------------------------------------------------
      Total Cost of Sales               $2,473,136    $2,495,643    $2,325,013
Selling, General and Administive           373,920       345,827       301,146
Depreciation and Amortizat                 134,599       135,472       124,732
Interest, Net                               21,406        21,901        18,394
Restructuring                               75,000        99,302
--------------------------------------------------------------------------------
      Total Costs and Expenses          $3,078,061    $3,098,145    $2,769,285
--------------------------------------------------------------------------------
Earnings from Operations before Income     113,718        65,144       193,695
Taxes
Income Taxes                                39,363        12,738        70,589
--------------------------------------------------------------------------------
Earnings from Operations                   $74,355       $52,406      $123,106
Cumulative Effect to May 31, 1993 of
 Accounting Changes                                                      3,661
--------------------------------------------------------------------------------
Net Earnings                               $74,355       $52,406      $126,767
--------------------------------------------------------------------------------
Earnings per Share:
   Earnings from operations                 $ 0.47        $ 0.33        $ 0.77
   Cumulative effect of accounting changes                                0.03
--------------------------------------------------------------------------------
   Net Earnings per Share                   $ 0.47        $ 0.33        $ 0.80
--------------------------------------------------------------------------------
Average Number of Common Shares            158,700       158,000       159,100
Outstanding
--------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.




* The historical consolidated statements of earnings for fiscal years 1995 and 1994 reflect periods during which the Company did not operate as a separate, independent company. The table below reflects the impact of pro forma adjustments of $5,370 to record the estimated additional general and administrative expenses which would have been incurred by Darden as a separate publicly held company, and $2,138 of associated income tax benefit at an assumed effective tax rate of 39.8%.

--------------------------------------------------------------------------------
                                              Fiscal Year Ended (Unaudited)
                                              -----------------------------
                                                Pro Forma       Pro Forma
(In Thousands, Except per Share Data)          May 28, 1995   May 29, 1994
--------------------------------------------------------------------------------
Earnings from Operations before Income Taxes   $    59,774   $  188,325
Income Taxes                                        10,600       68,451
=========================================================-----------------------
Earnings from Operations                       $    49,174   $  119,874
=========================================================-----------------------
Earnings per Share from Operations             $      0.31   $      .75
=========================================================-----------------------


                           CONSOLIDATED BALANCE SHEETS




--------------------------------------------------------------------------------
(In Thousands)                                      May 26, 1996   May 28, 1995
--------------------------------------------------------------------------------
                                 ASSETS
Current Assets:
   Cash and cash equivalents                          $   30,343    $   20,134
   Receivables                                            24,772        25,330
   Inventories                                           120,725       162,968
   Net assets held for dispo                              31,762        11,448
   Prepaid expenses and other current assets              17,298        27,322
   Deferred income taxes                                  63,080        60,437
--------------------------------------------------------------------------------
      Total Current Assets                            $  287,980    $  307,639
Land, Buildings and Equipment                          1,702,861     1,737,982
Other Assets                                              97,663        67,760
================================================================================
      Total Assets                                    $2,088,504    $2,113,381
================================================================================
                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Accounts payable                                   $   28,196    $  166,699
   Short-term debt                                        72,600        98,000
   Current portion of long-term debt                          54           108
   Accrued payroll                                        53,677        55,398
   Accrued income taxes                                   12,522        11,950
   Other accrued taxes                                    18,921        19,596
   Other current liabilities                             159,336       165,497
--------------------------------------------------------------------------------
      Total Current Liabilities                       $  445,306    $  517,248
Long-term Debt                                           301,151       303,752
Deferred Income Taxes                                    101,109       101,979
Other Liabilities                                         18,301        16,440
--------------------------------------------------------------------------------
      Total Liabilities                               $  865,867    $  939,419
--------------------------------------------------------------------------------
Stockholders' Equity:
   Common stock and surplus, no par value.  Authorized
      500,000 shares; issued and outstanding 159,619
      and 158,178 shares, respectively                $1,266,212    $1,253,415
   Preferred stock, no par value.  Authorized 25,000
      shares; none issued and outstanding
   Retained earnings                                      61,708
   Treasury stock, 1,908 shares at cost                  (25,037)
   Cumulative foreign currency adjustment                (10,351)      (10,281)
   Unearned compensation                                 (69,895)      (69,172)
--------------------------------------------------------------------------------
      Total Stockholders' Equity                      $1,222,637    $1,173,962
================================================================================
Total Liabilities and Stockholders' Equity            $2,088,504    $2,113,381
================================================================================

See accompanying notes to consolidated financial statements.


                         CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------
                                                    Fiscal Year Ended
                                        ----------------------------------------
(In Thousands)                           May 26, 1996 May 28, 1995 May 29, 1994
--------------------------------------------------------------------------------
Cash Flows-Operating Activities
   Earnings from operations              $   74,355    $   52,406   $  123,106
   Adjustments to reconcile earnings to
   cash flow:
      Depreciation and amortization         134,599       135,472      124,732
      Amortization of unearned
      compensation and loan costs             1,929
      Change in current assets and
         liabilities                          9,722        (8,718)       2,801
      Change in other liabilities             1,861        (2,086)       5,476
      Loss on disposal of land, buildings
      and equipment                           6,076         2,572        5,615
      Deferred income taxes                  (3,513)        2,000          535
      Non-cash restructuring expenses        69,073        92,356
      Other, net                                (70)          (24)        (247)
--------------------------------------------------------------------------------
         Net Cash Provided by Operating  $  294,032    $  273,978   $  262,018
Activities
--------------------------------------------------------------------------------
Cash Flows-Investment Activities
   Purchases of land, buildings
     and equipment                         (213,905)     (357,904)    (335,031)
   Purchases of intangibles                  (1,200)       (1,623)        (124)
   Increase in other assets                    (733)      (21,790)      (3,818)
   Proceeds from sales of land, buildings
    and equipment (including net
      assets held for disposal)              16,338         6,604        8,505
--------------------------------------------------------------------------------
         Net Cash Used by
         Investment Activities           $ (199,500)   $ (374,713)  $ (330,468)
--------------------------------------------------------------------------------
Cash Flows - Financing Activities
   Proceeds from issuance of common stock     7,318
   Income tax benefit credited to equity      2,570
   Dividends paid                           (12,647)
   Purchases of treasury stock              (25,037)
   ESOP note receivable repayments            1,100
   Increase (decrease) in short-term debt   (25,400)      98,000
   Proceeds from issuance of
    long-term debt                          248,303      250,000
   Repayment of long-term debt             (251,010)        (111)         (99)
   Payment of interest-rate swap
    settlement and loan costs               (29,520)
   Increase (decrease) in advances from
    former parent company                  (244,719)      69,434

--------------------------------------------------------------------------------
         Net Cash Provided by (Used by)
          Financing Activities           $  (84,323)   $ 103,170    $   69,335
--------------------------------------------------------------------------------
Increase in Cash and Cash Equivalents        10,209        2,435           885
Cash and Cash Equivalents -
  Beginning of Year                          20,134       17,699        16,814
--------------------------------------------------------------------------------
Cash and Cash Equivalents -
 End of Year                             $   30,343    $  20,134    $   17,699
--------------------------------------------------------------------------------
Cash Flow from Changes in Current Assets
 and Liabilities
   Receivables                                  558          820        (8,992)
   Inventories                               42,243      (27,436)      (33,107)
   Net assets held for disposal              (3,088)       1,566        10,111
   Prepaid expenses and other current
    assets                                   10,024       (3,067)       (1,753)
   Accounts payable                         (38,503)       6,461        30,586
   Accrued payroll                           (1,721)       6,008         7,402
   Accrued income taxes                         572       11,950
   Other accrued taxes                         (675)      (1,297)        2,629
   Other current liabilities                    312       (3,723)       (4,075)
--------------------------------------------------------------------------------
Change in Current Assets and Liabilities $    9,722    $  (8,718)   $    2,801
--------------------------------------------------------------------------------
Transfer of long-term debt from former
 parent company                                        $  50,000
company
--------------------------------------------------------------------------------
Transfer of unearned compensation from former          $ (69,172)
parent company
--------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Dollar amounts in thousands, except per share data.)


NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
A. Principles of Consolidation
The accompanying fiscal year 1996 consolidated financial statements include the operations of Darden Restaurants, Inc. and its wholly owned subsidiaries ("Darden" or "the Company"). The consolidated financial statements prior to fiscal year 1996 represent the former combined restaurant operations of General Mills, Inc. ("General Mills" or "former parent") in the United States and Canada that now comprise Darden. The common shares of Darden were distributed by General Mills to its stockholders as of May 28, 1995.

The consolidated financial statements prior to fiscal year 1996 include an allocation of certain general corporate expenses of General Mills which are not directly related to Darden, as well as an allocation of interest expense and income taxes that approximate the amounts Darden would have incurred on a stand-alone basis. Management believes the allocation methods used are reasonable.

Darden's fiscal year ends on the last Sunday in May. Fiscal years 1996, 1995 and 1994 each consisted of 52 weeks.

B. Land, Buildings and Equipment
All land, buildings and equipment are recorded at cost. Building components are depreciated over estimated useful lives ranging from 7 to 40 years using the straight-line method. Equipment is depreciated over estimated useful lives ranging from 3 to 10 years also using the straight-line method. Accelerated depreciation methods are generally used for income tax purposes.

In fiscal year 1996, the Company adopted Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The effect of adopting SFAS 121 on the Company's financial position and results of operations was insignificant. In accordance with SFAS 121, the Company periodically reviews restaurant sites and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Measurement of an impairment loss for such assets is based on the fair value of the asset. Restaurant sites and certain identifiable intangibles to be disposed of are reported at the lower of the carrying amount or fair value, less estimated cost to sell.

C. Inventories
Inventories are valued at the lower of cost or market value, using the "first-in, first-out" method.

D. Intangible Assets
The cost of intangible assets is amortized evenly over their estimated useful lives. Most of these costs were incurred through the purchase of leases with favorable rent terms. The Audit Committee of the Board of Directors annually reviews intangible assets. At its meeting on May 23, 1996, the Board of Directors affirmed that the remaining amounts of these assets have continuing value.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) E. Liquor Licenses The costs of obtaining non-transferable liquor licenses that are directly issued by local government agencies for nominal fees are expensed in the year incurred. The costs of purchasing transferable liquor licenses through open markets in jurisdictions with a limited number of authorized liquor licenses for fees in excess of nominal amounts are capitalized. If there is permanent impairment in the value of a liquor license due to market changes, the asset is written down to its net realizable value. Annual liquor license renewal fees are expensed.

F. Foreign Currency Translation
The Canadian dollar is the functional currency for the Canadian restaurant operations. Assets and liabilities are translated using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. Translation gains and losses are accumulated in a cumulative foreign currency adjustment account included as a separate component of stockholders' equity. Gains and losses from foreign currency transactions are generally included in the consolidated statements of earnings for each period.

G. Pre-Opening Costs
Capitalized   pre-opening   costs  include  the  direct  and  incremental  costs
associated with the opening of a new restaurant and are amortized over a one-year period from the restaurant opening date.

H. Advertising
Production costs of commercials and programming are charged to operations in the year first aired. The costs of other advertising, promotion and marketing programs are charged to operations in the year incurred. Advertising expense was $239,526, $211,904 and $173,053 in fiscal years 1996, 1995 and 1994, respectively.

I. Statements of Cash Flows
For purpose of the consolidated statements of cash flows, amounts receivable from credit card companies and investments purchased with a maturity of three months or less are considered cash equivalents.

J. Earnings Per Share
Earnings per share for 1996 has been determined by dividing net earnings by the weighted average number of common shares outstanding during the year, net of common shares held in treasury. Earnings per share for 1995 and 1994 has been determined by dividing the appropriate net earnings by the weighted average number of common shares outstanding during the year, based on the average number of General Mills' common shares presumed to be outstanding during the applicable fiscal year. Common share equivalents were not material.

K. Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUTING POLICIES (CONTINUED) L. Accounting for Stock Options Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," is effective for fiscal years beginning after December 15, 1995. The Company will adopt this statement in fiscal 1997 by providing pro forma equivalent footnote disclosure information, and will elect to continue applying APB Opinion No. 25 to account for stock options granted to employees. Adoption of this new standard will not affect the Company's financial position, results of operations or cash flows.

M. Reclassifications
Certain reclassifications have been made in the prior years' consolidated statements of earnings and cash flows to conform with the fiscal year 1996 presentation.


NOTE 2 - ACCOUNTS RECEIVABLE
Darden contracts with a national storage and distribution company to provide services which are billed to Darden on a per-case basis. In connection with these services, certain Darden inventory items are sold to the distribution company at a predetermined price when they are shipped to the distribution company's storage facilities. These items are repurchased at the same price by Darden when the inventory is delivered to Company restaurants by the distribution company. The receivable from the distribution company was $20,083 and $23,119 at May 26, 1996, and May 28, 1995, respectively.


NOTE 3 - RESTRUCTURING EXPENSE
Darden recorded restructuring expense in 1996 related to the closing of all China Coast restaurants and in 1995 primarily related to restaurant closings in the U.S. and Canada. These expenses resulted in a reduction in net earnings of $44,849 ($0.28 per share) in 1996 and $59,085 ($0.37 per share) in 1995. All restructuring actions are expected to be substantially completed in 1997. As of May 26, 1996, approximately $5,927 and $19,185 of costs associated with the 1996 and 1995 restructurings, respectively, had been paid and charged against the restructuring liability. The restructuring liability included in other current liabilities was $37,773 and $61,213 as of May 26, 1996, and May 28, 1995, respectively.

The components of the restructuring expense are as follows:

--------------------------------------------------------------------------
                                                 Fiscal Year
                                     -------------------------------------
                                            1996              1995
--------------------------------------------------------------------------
Write-down of land, buildings
   and equipment to net realizable        $56,600            $65,399
   value
Carrying costs of buildings and
   equipment prior to disposal              7,431              2,225
Lease buy-out provisions                    1,600             27,880
Employee severance costs                    1,169              1,687
Other                                       8,200              2,111
--------------------------------------------------------------------------
                                          $75,000            $99,302
Less related income tax effect            (30,151)           (40,217)
--------------------------------------------------------------------------
Restructuring expense,
   net of income taxes                    $44,849            $59,085
--------------------------------------------------------------------------

NOTE 4 - INCOME TAXES
Darden adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109) as of May 31, 1993. The adoption of SFAS 109 changed the method of accounting for income taxes from the deferred method to the asset and liability method. Deferred income taxes reflect the differences between assets and liabilities recognized for financial reporting purposes and amounts recognized for tax purposes measured using the current enacted tax rates. The cumulative effect of adoption was an increase in net earnings of approximately $6,300 ($.04 per share).

The components of earnings (loss) from operations before income taxes and the provision for income taxes thereon are as follows on the next page:


-----------------------------------------------------------------------------

                                                 Fiscal Year
                                  -------------------------------------------
                                       1996          1995          1994
-----------------------------------------------------------------------------
Earnings  (loss) from  operations
before income taxes:
      U.S.                         $118,506        $82,450       $205,769
      Canada                         (4,788)       (17,306)       (12,074)
-----------------------------------------------------------------------------
Net earnings from operations
before income taxes                $113,718        $65,144       $193,695
-----------------------------------------------------------------------------
Income taxes:
   Current:
      Federal                       $33,935        $11,848        $59,297
      State and local                 8,608          5,812         14,815
      Canada                            333         (6,922)        (4,058)
-----------------------------------------------------------------------------
Total current                        42,876         10,738         70,054
Deferred (principally U.S.)          (3,513)         2,000            535
-----------------------------------------------------------------------------
Total income taxes                  $39,363        $12,738        $70,589
-----------------------------------------------------------------------------

During 1996, 1995 and 1994, Darden paid income taxes of $25,777, $31,469 and $74,270, respectively. 1995 and 1994 income taxes were paid as part of the General Mills consolidated tax returns.

The following table is a reconciliation of the U.S. statutory income tax rate to the effective income tax rate included in the accompanying consolidated statements of earnings:

-----------------------------------------------------------------------------
                                                 Fiscal Year
                                  -------------------------------------------
                                       1996           1995          1994
-----------------------------------------------------------------------------
U.S. statutory rate                    35.0%          35.0%         35.0%
State  and  local  income  taxes,
net of federal tax benefits             4.6            4.6           4.8
Benefit of U.S. federal income         (6.8)         (21.2)         (4.5)
tax credits
Other, net                              1.8            1.2           1.1
-----------------------------------------------------------------------------
Effective income tax rate              34.6%          19.6%         36.4%
-----------------------------------------------------------------------------


The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

--------------------------------------------------------------------------
                                        May 26, 1996      May 28, 1995
--------------------------------------------------------------------------
Accrued liabilities                       $14,750            $15,807
Compensation and employee benefits         29,766             24,979
Asset disposition liabilities              27,248             23,475
Other                                       1,667              3,008
--------------------------------------------------------------------------
Gross deferred tax assets                  73,431             67,269
--------------------------------------------------------------------------
Buildings and equipment                   (89,368)           (90,182)
Prepaid pension asset                     (15,055)           (14,504)
Prepaid interest                           (5,424)
Other                                      (1,613)            (4,125)
--------------------------------------------------------------------------
Gross deferred tax liabilities           (111,460)          (108,811)
--------------------------------------------------------------------------
Net deferred tax liability               $(38,029)          $(41,542)
--------------------------------------------------------------------------


NOTE 5 - LAND, BUILDINGS AND EQUIPMENT
The components of land, buildings and equipment are as follows:

--------------------------------------------------------------------------
                                        May 26, 1996      May 28, 1995
--------------------------------------------------------------------------
Land                                     $402,056           $395,198
Buildings                               1,300,025          1,279,658
Equipment                                 642,287            622,785
Construction in progress                   65,107             56,468
--------------------------------------------------------------------------
Total land, buildings and equipment     2,409,475          2,354,109
Less accumulated depreciation            (706,614)          (616,127)
--------------------------------------------------------------------------
Net land, buildings and equipment      $1,702,861         $1,737,982
--------------------------------------------------------------------------


NOTE 6 - OTHER ASSETS
The components of other assets are as follows:

--------------------------------------------------------------------------
                                        May 26, 1996      May 28, 1995
--------------------------------------------------------------------------
Prepaid pension                           $38,702            $37,285
Prepaid interest and loan costs            29,337
Liquor licenses                            17,744             17,271
Intangible assets                           9,894              9,453
Miscellaneous                               1,986              3,751
--------------------------------------------------------------------------
Total other assets                        $97,663            $67,760
--------------------------------------------------------------------------


NOTE 7 - SHORT-TERM DEBT
Short-term debt at May 26, 1996, consisted of $72,600 of unsecured commercial paper borrowings with original maturities of one month or less and interest rates ranging from 5.30% to 5.53%. The Company also maintains a 364-day revolving loan agreement under which the Company can borrow up to $100,000. The loan agreement allows the Company to borrow at interest rates which vary based on the federal funds rate, the prime rate, LIBOR or acompetitively bid rate among the members of the lender consortium, at the option of the Company. The Company is required to pay a facility fee of seven basis points per annum on the average daily amount of loan commitments by the consortium. The amount of interest and the annual facility fee is subject to change based on the Company's achievement of certain financial ratios and debt ratings. Advances under the loan agreement are unsecured. At May 26, 1996, no borrowings were outstanding under this agreement. At May 28, 1995, $98,000 in borrowings were outstanding under this agreement at interest rates which ranged from 6.16% to 6.24%.

NOTE 8 - LONG-TERM DEBT
The components of long-term debt are as follows:

--------------------------------------------------------------------------
                                        May 26, 1996      May 28, 1995
--------------------------------------------------------------------------

10-year notes and 20-year debentures
   as described below                    $250,000
Revolving loan agreement as                                $250,000
described below
ESOP loan guarantee with variable
rate of interest (4.51%  at  May  26,
1996), due December 31, 2007               50,000            50,000
Other                                       2,882             3,892
--------------------------------------------------------------------------
Total long-term debt                      302,882            303,892
Less issuance discount                     (1,677)               (32)
--------------------------------------------------------------------------
Total  long term debt less  issuance      301,205            303,860
discount
Less current portion                          (54)              (108)
--------------------------------------------------------------------------
Long term  debt,  excluding  current     $301,151           $303,752
portion
--------------------------------------------------------------------------


In January 1996, the Company issued $150,000 of 6.375% notes due in 2006 and $100,000 of 7.125% debentures due in 2016. The proceeds from the issuance were used to refinance commercial paper borrowings. Concurrent with the issuance of the notes and debentures, the Company terminated, and settled for cash, interest-rate swap agreements with notional amounts totaling $200,000 which hedged the movement of interest rates prior to the issuance of the notes and debentures. The cash paid in terminating the interest-rate swap agreements is being amortized to interest expense over the life of the notes and debentures. The effective annual interest rate is 7.57% for the notes and 7.82% for the debentures, after consideration of loan costs, issuance discounts, and interest rate swap termination costs.

The Company also maintains a revolving loan agreement expiring May 19, 2000, with a consortium of banks under which the Company can borrow up to $250,000. The terms and conditions of this loan agreement are similar to the Company's 364-day revolving loan agreement which is discussed in Note 7, except that the required facility fee is nine basis points per annum. At May 26, 1996, no borrowings were outstanding under this agreement. At May 28, 1995, $250,000 in borrowings were outstanding at interest rates which ranged from 6.16% to 6.22%.

The aggregate maturities of long-term debt for each of the five years subsequent to May 26, 1996, and thereafter are $54 in 1997, 1998 and 1999, $155 in 2000,
$206 in 2001 and $302,359 thereafter.


NOTE 9 - FINANCIAL INSTRUMENTS
The Company has participated in the financial derivatives markets to manage its exposure to interest rate fluctuations. At May 28, 1995, the Company had interest rate swaps with a notional amount of $200,000 which it used to convert variable rates on its long-term debt to fixed rates effective May 30, 1995. The Company received the one-month commercial paper interest rate and paid fixed-rate interest ranging from 7.51% to 7.89%. The interest rate swaps were settled during January 1996 at a cost to the Company of $27,670. This cost will be recognized as an adjustment to interest expense over the term of the Company's 10-year notes and 20-year debentures (see Note 8). The following methods were used in estimating fair value disclosures for significant financial instruments: Cash equivalents approximate their carrying amount due to the short duration of those items. Short-term debt approximates its carrying amount. Long-term debt is based on quoted market prices or, if market prices are not available, the present value of the underlying cash flows discounted at the Company's incremental borrowing rates. Interest rate swaps are based on the difference in the present value of variable-rate future receipts and fixed-rate future payments. The carrying amounts and fair values of the Company's significant financial instruments are as follows:


--------------------------------------------------------------------------
                               May 26, 1996            May 28, 1995
                         -------------------------------------------------
                         -------------------------------------------------
                          Carrying       Fair      Carrying      Fair
                           Amount       Value       Amount       Value
--------------------------------------------------------------------------
Cash and cash equivalents $ 30,343    $ 30,343     $ 20,134    $ 20,134
Short-term debt             72,600      72,600       98,000      98,000
Total long-term debt       301,205     282,810      303,860     304,235
Interest rate swaps                                             (14,313)
==========================================================================


NOTE 10 - STOCKHOLDERS' EQUITY
The following table summarizes the changes in the components of stockholder's equity:

--------------------------------------------------------------------------------
                     Common                     Cumulative
                     Stock                      Foreign                Total
                      and    Retained Treasury  Currency  Unearned Stockholders'
(in Thousands)       Surplus Earnings Stock     Adjustment Compensation  Equity
--------------------------------------------------------------------------------
Balance at
 May 30, 1993      $1,221,392 $        $       $(10,027)   $         $1,211,365
  Net earnings        126,767                                           126,767
  Net advances
   from General
   Mills               69,434                                            69,434
  Foreign currency
   adjustment, net
   of income taxes
   of $5,399                                       (247)                   (247)

--------------------------------------------------------------------------------
Balance at
 May 29, 1994       1,417,593                    (10,274)             1,407,319
  Net earnings         52,406                                            52,406
  Net advances to
   General Mills     (216,584)                                         (216,584)
  Foreign currency
   adjustment                                         (7)                    (7)
  Transfer of
   unearned
   compensation
   from General
   Mills                                         (69,172)               (69,172)
--------------------------------------------------------------------------------
Balance at
 May 28, 1995      $1,253,415                   $(10,281) $(69,172)  $1,173,962
  Net earnings                  74,355                                   74,355
  Cash dividends
   declared ($0.08
   per share)                  (12,647)                                 (12,647)
 Stock option
  exercises (1,137
  shares)               7,318                                             7,318
  Issuance of
   restricted stock
   (304 shares)         2,909                               (2,909)
  Earned
   compensation                                              1,086        1,086
  ESOP note
   receivable
   repayments                                                1,100        1,100
  Income tax
   benefit credited
   to equity            2,570                                             2,570
  Purchases of
   common stock
   for treasury
   (1,908 shares)                       (25,037)                         25,037
  Foreign currency
   adjustment                                         (70)                  (70)
--------------------------------------------------------------------------------
Balance at
 May 26, 1996      $1,266,212  $61,708 $(25,037) $(10,351)$(69,895)  $1,222,637
--------------------------------------------------------------------------------


NOTE 11 - STOCKHOLDERS' RIGHTS PLAN
The Company has a stockholders' rights plan that entitles each holder of Company common stock to purchase one-hundredth of one share of Darden preferred stock for each common share owned at a purchase price of $62.50 per share, subject to adjustment to prevent dilution. The rights are exercisable when, and are not transferable apart from the Company's common stock until, a person or group has acquired 20% or more, or makes a tender offer for 20% or more, of the Company's common stock. If the specified percentage of the Company's common stock is then acquired, each right will entitle the holder (other than the acquiring company) to receive, upon exercise, common stock of either the Company or the acquiring company having a value equal to two times the exercise price of the right. The rights are redeemable by the Company's Board in certain circumstances and expire on May 24, 2005.

NOTE 12 - INTEREST, NET
As explained in Note 1-A, the interest expense appearing in the 1995 and 1994 consolidated statements of earnings includes an allocation of a portion of General Mills' consolidated interest expense assuming a debt-to-capital ratio of approximately 25% for Darden. Long-term rates of 8.56% and 8.5% were used to calculate interest expense on non-ESOP debt averaging $307,500 and $265,800 in fiscal years 1995 and 1994, respectively. These long-term rates approximate the prevailing cost of long-term debt for companies with financial characteristics similar to those of Darden during the fiscal periods presented. Interest expense on average ESOP debt of $67,075, $69,570 and $72,300 in fiscal years 1996, 1995 and 1994, respectively, was included in compensation expense. Capitalized interest was computed using the Company's borrowing rate for 1996 and General Mills' borrowing rate for 1995 and 1994. The Company paid $14,657 for interest in fiscal 1996.

The components of interest, net are as follows:

-----------------------------------------------------------------------------
                                                 Fiscal Year
                                  -------------------------------------------
                                       1996          1995          1994
-----------------------------------------------------------------------------
Interest expense                    $24,875        $26,331       $22,593
Capitalized interest                 (2,007)        (4,327)       (4,087)
Interest income                      (1,462)          (103)         (112)
-----------------------------------------------------------------------------
Interest, net                       $21,406        $21,901       $18,394
-----------------------------------------------------------------------------


NOTE 13 - LEASES
An analysis of rent by property leased (all of which are accounted for as operating leases) is as follows:

-----------------------------------------------------------------------------
                                                 Fiscal Year
                                  -------------------------------------------
                                       1996          1995          1994
-----------------------------------------------------------------------------
Restaurant minimum rent             $39,867        $41,489       $39,277
Restaurant percentage rent            1,713          1,911         1,916
Restaurant rent averaging expense      (275)         1,567         1,771
Transportation equipment              2,103          1,505         1,389
Office equipment                        956            730           713
Office space                            331            260           251
Warehouse space                         207            180           171
-----------------------------------------------------------------------------
Total rent expense                  $44,902        $47,642       $45,488
-----------------------------------------------------------------------------


Minimum rental obligations are accounted for on a straight-line basis over the term of the lease. Some leases require payment of property taxes, insurance and maintenance costs in addition to the rent payments. The annual non-cancellable future lease commitments for each of the five years subsequent to May 26, 1996 and thereafter are $44,640 in 1997, $44,079 in 1998, $42,192 in 1999, $39,041 in
2000, $35,323 in 2001 and $174,785 thereafter, for a cumulative total of $380,060.

NOTE 14 - RETIREMENT PLANS
The Company has a defined benefit plan covering most salaried employees and a group of hourly employees with a frozen level of benefits. Benefits for salaried employees are based on length of service and final average compensation. The hourly plan provides a monthly amount for each year of credited service. The Company's funding policy is consistent with the funding requirements of federal law and regulations. Plan assets consist principally of listed equity securities, corporate obligations and U.S. government securities.

Components of net pension expense (income) are as follows:

-----------------------------------------------------------------------------
                                                 Fiscal Year
                                  -------------------------------------------
                                       1996          1995          1994
-----------------------------------------------------------------------------
Service cost-benefits earned         $2,427         $2,725        $4,298
Interest cost on projected
 benefit obligation                   3,806          3,924         4,005
Actual return on plan assets        (16,965)        (8,564)       (1,834)
Net amortization and deferral         9,316            981        (2,305)
-----------------------------------------------------------------------------
Net pension expense (income)        $(1,416)         $(934)       $4,164
-----------------------------------------------------------------------------

The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the benefit obligations were 7.75% and 6.0% in 1996, 8.0% and 5.9% in 1995, and 8.8% and 6.4% in 1994, respectively. The expected long-term rate of return on plan assets was 10.4%.

The funded status of the plan and the amount recognized on the consolidated balance sheets is as follows:

--------------------------------------------------------------------------
                               May 26, 1996            May 28, 1995
--------------------------------------------------------------------------
                           Assets    Accumulated    Assets    Accumulated
                           Exceed      Benefits     Exceed     Benefits
                         Accumulated    Exceed    Accumulated   Exceed
                          Benefits      Assets     Benefits     Assets
--------------------------------------------------------------------------
Actuarial present value
 of benefit obligations:
   Vested benefits         $49,053    $  1,856      $41,826    $  1,770
   Non-vested benefits       4,571                    4,277
--------------------------------------------------------------------------
Accumulated benefit
 obligations                53,624       1,856       46,103       1,770
--------------------------------------------------------------------------
Projected benefit
 obligation                 60,964       1,856       52,128       1,770
Plan assets at fair
 value                      81,786                   73,629
--------------------------------------------------------------------------
Plan assets in excess
 of (less than) the
 projected benefit
 obligation                 20,822      (1,856)      21,501      (1,770)

Unrecognized net loss       21,730                   20,278
Unrecognized transition     (3,850)                  (4,494)
asset
--------------------------------------------------------------------------
Prepaid (accrued)
 pension cost              $38,702    $ (1,856)     $37,285    $ (1,770)
--------------------------------------------------------------------------

The Company has a defined contribution plan covering most employees age 21 and older with at least one year of service. Employees classified as "highly compensated" under the Internal Revenue Code are ineligible to participate. The Company matches participant contributions up to 6% of compensation on the basis of $0.50 for each dollar contributed by the participant. The plan had net assets of $160,291 at May 26, 1996, and $142,916 at May 28, 1995. Expense recognized in 1996, 1995 and 1994 was $2,505, $1,562, and $1,290, respectively.

The defined contribution plan includes an Employee Stock Ownership Plan (ESOP). This ESOP borrowed $50,000 from third parties guaranteed by the Company and borrowed $25,000 from the Company at a variable interest rate. Compensation expense is recognized as contributions are accrued. Contributions to the plan, plus the dividends accumulated on the common stock held by the ESOP, are used to pay principal, interest and expenses of the plan. As loan payments are made, common stock is allocated to ESOP participants. In 1996, 1995, and 1994, the ESOP incurred interest expense of $3,431, $3,318, and $2,244 respectively, and used dividends received of $1,735, $2,884, and $3,477 and contributions received from the Company of $2,397, $2,098, and $2,580, respectively, to pay principal and interest on its debt.

Company shares owned by the ESOP are included in average common shares outstanding for purposes of calculating earnings per share. The ESOP's third party debt is described in Note 8. At May 26, 1996, the ESOP's debt to the Company had a balance of $16,900 with a variable rate of interest of 5.61%. The principal balance is due to be repaid in December 2014. The number of Company common shares within the ESOP at May 26, 1996, approximates 10,621,000 representing 8,675,000 unreleased shares, 9,000 shares committed to be released and 1,937,000 shares allocated to participants.

At May 26, 1996, 384,958 unreleased common shares of General Mills remained in the ESOP. It is the ESOP's intention to sell the General Mills shares in the open market, with the proceeds to be used to acquire Company common shares.

NOTE 15 - OTHER POSTRETIREMENT AND POSTEMPLOYMENT  BENEFITS
The Company sponsors a plan that provides health care benefits to its salaried retirees. The plan is contributory with retiree contributions based on years of service.

Components of the postretirement health-care expense are as follows:

-----------------------------------------------------------------------------
                                                 Fiscal Year
                                  -------------------------------------------
                                       1996           1995          1994
-----------------------------------------------------------------------------
Service cost-benefits earned           $227           $317        $  469
Interest cost on accumulated
 benefit obligation                     364            422           361
Net amortization and deferral            76             85           186
-----------------------------------------------------------------------------
Net postretirement expense             $667           $824        $1,016
-----------------------------------------------------------------------------

The plan is not funded. The amounts included in the consolidated balance sheets are as follows:

--------------------------------------------------------------------------
                                        May 26, 1996      May 28, 1995
--------------------------------------------------------------------------
Accumulated benefit obligations:
   Retirees                                $  662             $  359
   Fully eligible active employees            255                 36
   Other active employees                   3,843              5,905
--------------------------------------------------------------------------
Accumulated benefit obligations             4,760              6,300
Plan assets at fair value                       0                  0
--------------------------------------------------------------------------
Accumulated benefit obligations
   in excess of plan assets                 4,760              6,300
Unrecognized prior service cost              (533)              (895)
Unrecognized net loss                        (271)            (1,981)
--------------------------------------------------------------------------
Accrued postretirement benefits            $3,956             $3,424
--------------------------------------------------------------------------


------------------------------------------------------------------------
NOTE 15 - OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS (CONTINUED)
------------------------------------------------------------------------
The discount rates used in determining the actuarial present value of the benefit obligations were 8.75% in 1996 and 8.0% in 1995.

The health-care cost trend rate increase in the per capita charges for benefits ranged from 7.1% to 7.8% for 1997, depending on the medical service category. The rates gradually decrease from 4.6% to 5.5% for 2007 and remain at that level thereafter. If the health-care cost trend rate increased by one percentage point in each future year, the aggregate of the service and interest cost components of postretirement expense would increase for 1996 by $119, and the accumulated benefit obligation at May 26, 1996, would increase by $921.

In fiscal 1994, Darden adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." The cumulative effect as of May 31, 1993, of changing to the accrual basis for severance and disability costs was a decrease in net earnings of approximately $2,600 ($.01 per share).


NOTE 16 - STOCK PLANS
The Darden Restaurants Stock Option and Long-Term Incentive Plan of 1995 provides for the granting of stock options to key employees at a price equal to the fair market value of the shares at the date of the grant and are for terms not exceeding 10 years. 15,000,000 shares of common stock are authorized for issuance under the plan; 3,000,000 of these shares are available solely for issuance in connection with the granting of stock options in lieu of merit salary increases or other compensation or employee benefits. Such options vest at the discretion of the Compensation Committee. The plan also allows for grants of restricted stock and restricted stock units (RSUs) for up to 10% of the shares under the plan.

No individual may receive in excess of 2% of the total number of shares authorized under the plan in restricted stock or RSUs. Restricted stock and RSUs granted under the plan vest no sooner than one year from the date of grant. No individual may receive awards covering in excess of 10 percent of the total number of shares authorized for issuance under the plan.

The Darden Restaurants Stock Plan for Non-Employee Directors provides for a one-time grant to each non-employee director of an option to purchase 12,500 shares of common stock at a price equal to the fair market value of the shares at the date of grant. The plan also provides for an annual grant of 3,000 shares of restricted stock to each non-employee director. Up to 250,000 shares of common stock may be issued under this plan. The Darden Restaurants Compensation Plan for Non-Employee Directors provides that non-employee directors may elect to receive their annual retainer and meeting fees in cash, deferred cash or shares of common stock. The common stock issuable under the plan shall have a fair market value equivalent to the value of the foregone retainer and meeting fees. 50,000 shares of common stock are available for issuance under the plan.

Option transactions, commencing as of the distribution date, are as follows:

--------------------------------------------------------------------------
                                                        Per Share Option
                                      Number of Shares     Price Range
--------------------------------------------------------------------------
Balance at May 28, 1995                15,199,136         $2.37 to  $12.49
Options granted                         5,599,308        $10.56 to  $13.00
Options exercised                      (1,136,998)        $2.37 to  $11.11
Options cancelled                      (1,855,253)        $3.88 to  $12.49
--------------------------------------------------------------------------
Balance at May 26, 1996                17,806,193         $3.88 to  $13.00
--------------------------------------------------------------------------
Options exercisable at May 26, 1996     6,177,151         $3.88 to  $12.49
--------------------------------------------------------===========-------

NOTE 17 - COMMITMENTS AND CONTINGENCIES
Darden makes normal trade commitments in the course of regular operations and is subject to litigation incident to the conduct of its ongoing business. In the opinion of management, there are no unusual commitments or contingencies at May 26, 1996, that would materially affect the financial position or operating results of Darden.

NOTE 18 - QUARTERLY DATA (UNAUDITED)
Summarized quarterly data for 1996 and 1995 are as follows:

--------------------------------------------------------------------------
                                                 Fiscal 1996
                                               Quarters Ended
--------------------------------------------------------------------------

                           Aug. 27  Nov. 26   Feb. 25   May 26    Total
                          ------------------------------------------------
Sales                     $836,021  $731,184 $795,111  $829,463  $3,191,779
Gross Profit               188,279   153,868  188,832   187,664     718,643
Earnings (Loss) before
 Interest and Taxes        (17,630)   31,448   62,029    59,277     135,124
Earnings (Loss) before
 Taxes                     (22,996)   26,000   56,497    54,217     113,718
Net Earnings (Loss)        (12,063)   16,328   35,608    34,482      74,355
Net Earnings (Loss)
 Per Share              $    (0.08) $   0.10 $   0.22  $   0.22  $     0.47
--------------------------------------------------------------------------

--------------------------------------------------------------------------
                                   Fiscal 1995
                                 Quarters Ended
--------------------------------------------------------------------------
                           Aug. 28  Nov. 27   Feb. 26   May 28    Total
                          ------------------------------------------------
Sales                     $788,239  $733,355 $803,408  $838,287  $3,163,289
Gross Profit               170,771   143,144  173,729   180,002    667,646
Earnings (Loss) before
 Interest and Taxes         57,387    26,097  (22,745)   26,306     87,045
Earnings (Loss) before
 Taxes                      52,130    20,373  (28,597)   21,238     65,144
Net Earnings (Loss)         32,228    12,551  (11,340)   18,967     52,406
Net Earnings (Loss)
 Per Share                $   0.20   $  0.08 $   0.06  $   0.11   $   0.33
--------------------------------------------------------------------------



------------------------------------------------------------------------
                      FIVE YEAR FINANCIAL SUMMARY
------------------------------------------------------------------------
          (Dollar amounts in thousands, except per share data)

------------------------------------------------------------------------
                                Fiscal Year Ended
                                    Pro Forma
--------------------------------------------------------------------------------
                         May 26,     May 28,     May 29,     May 30,     May 31,
                           1996        1995        1994        1993        1992
                    ------------------------------------------------------------
OPERATING RESULTS
Sales                   $3,191,779  $3,163,289  $2,962,980 $2,737,044 $2,542,018
Costs and Expenses:
  Cost of Sales:
  Food and beverages     1,062,624   1,093,896   1,014,066    928,711    870,699
  Restaurant labor         954,886     931,553     868,178    812,118    724,032
  Restaurant expenses      455,626     470,194     442,769    406,524    388,655
--------------------------------------------------------------------------------
Total Cost of Sales      2,473,136   2,495,643   2,325,013  2,147,353  1,983,386
--------------------------------------------------------------------------------
Restaurant Operating
 Profit                    718,643     667,646     637,967    589,691    558,632
--------------------------------------------------------------------------------
Selling, General and
 Administrative            373,920     351,197     306,516    272,082    276,742
Depreciation and
 Amortization              134,599     135,472     124,732    115,684     99,454
Interest, Net               21,406      21,901      18,394     15,589     10,853
--------------------------------------------------------------------------------
Total Costs and
 Expenses                3,003,061   3,004,213   2,774,655  2,550,708  2,370,435
Expenses
--------------------------------------------------------------------------------
Earnings before
 Restructuring
 Expenses and Income
 Taxes                     188,718     159,076     188,325    186,336    171,583
Income Taxes before
 Restructuring Expense      69,514      50,817      68,451     71,050     63,262
--------------------------------------------------------------------------------
Earnings from
 Operations before
 Restructuring
 Expenses and
 Accounting Changes        119,204     108,259     119,874    115,286    108,321
Cumulative Effect of
 Accounting Changes                                  3,661
Restructuring
 Expenses, Net of
 Income Taxes               44,849      59,085                 26,900
--------------------------------------------------------------------------------
Net Earnings            $   74,355  $   49,174  $  123,535 $   88,386 $  108,321
--------------------------------------------------------------------------------
Earnings per Share
 from Operations
 before Restructuring
 Expenses and
 Accounting Charges     $     0.75  $     0.68  $     0.75 $     0.71 $     0.65
Earnings per Share
 from Operations
 after Restructuring
 Expenses               $     0.47  $     0.31  $     0.78 $     0.54 $     0.65
Average Number of
 Common Shares
 Outstanding, Net of
 Shares Held in
 Treasury (in 000's)       158,700     158,000     159,100    163,100    165,700
--------------------------------------------------------------------------------
FINANCIAL POSITION
Total Assets            $2,088,504  $2,113,381  $1,859,124 $1,611,956 $1,433,019
Land, Buildings and
 and Equipment           1,702,861   1,737,982   1,564,245  1,370,087  1,244,855
 Working Capital
 (deficit)                (157,326)   (209,609)  (152,926)  (105,339)  (102,133)
Long-term Debt             301,205     303,860    303,971
Stockholders' Equity     1,222,637   1,173,962  1,057,319
Stockholders' Equity
 per share                    7.70        7.43       6.65
--------------------------------------------------------------------------------
OTHER STATISTICS
Cash Flow from
 Operations             $  294,032  $  273,978  $ 262,018  $ 237,663  $  266,441
Capital Expenditures       213,905     357,904    335,031    294,408     290,013
Dividends Paid              12,647
Dividends Paid per
 Share                        0.08
Advertising Expense     $  239,526  $  211,904  $ 173,053  $ 154,052  $  157,242
Number of Employees        119,100     124,700    115,200    102,600      90,100
Number of Restaurants        1,217       1,243      1,158      1,043         961
Stock Price:
  High                  $    14.00  $   10.875
  Low                         9.875      9.375
  Close                      11.75      10.875
--------------------------------------------------------------------------------
