Form 10-K405, Exhibit 13
period 1997-05-25
DARDEN RESTAURANTS INC
filed 1997-08-15
CIK 940944

DARDEN RESTAURANTS, INC. - 1997 ANNUAL REPORT TO STOCKHOLDERS
PAGE 12


MANAGEMENT'S DISCUSSION OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     Darden Restaurants was created as an independent publicly held company in May 1995 through the spin-off of all of General Mills' restaurant operations to its shareholders. Darden operates 1,182 RED LOBSTER, OLIVE GARDEN and BAHAMA BREEZE restaurants in the U.S. and Canada and licenses 38 restaurants in Japan. All of the restaurants in the U.S. and Canada are operated by the Company with no franchising.

     This discussion should be read in conjunction with the business information and the Consolidated Financial Statements and related notes found elsewhere in this report. For comparison in this discussion, fiscal years prior to 1996 include a pro forma annual pre-tax cost adjustment of $5.37 million to reflect the estimated additional general and administrative expenses which would have been incurred by Darden as a separate publicly held company. Darden's fiscal year ends on the last Sunday in May.

REVENUES

     Total revenues in 1997 were $3.17 billion, a one percent decrease from 1996 that included $16 million of sales from the discontinued CHINA COAST(R).

     Total revenues in 1996 were $3.19 billion, a one percent increase from 1995 that included $71.1 million of sales from the discontinued CHINA COAST.

COSTS AND EXPENSES

     Food and beverage costs for 1997 were 34.0 percent of sales, an increase of
0.7 percentage points from 1996 and a decline of 0.6 percentage points from 1995. The increase over 1996 primarily resulted from the repositioning strategy at RED LOBSTER, initiated in the second quarter, that lowered check averages and improved food.

     Restaurant labor was higher for 1997 at 32.1 percent of sales against 29.9 percent for 1996 and 29.5 percent in 1995. The increase was due to wage-rate inflation, reduced same-store sales at RED LOBSTER, additional training initiatives to improve service at both RED LOBSTER and OLIVE GARDEN, and higher training costs to implement cost-saving systems at OLIVE GARDEN.

     Restaurant expenses (primarily lease expenses, property taxes, utilities and workers' compensation costs) increased in 1997 to 15.2 percent of sales compared to 14.3 percent in 1996 and 14.8 percent in 1995. The 1997 increase resulted from an overall inflation in operating costs during a period when sales volume was essentially flat.

     Selling, general and administrative expenses declined in 1997 to 11.4 percent of sales compared to 11.7 percent in 1996 and a pro forma 11.1 percent in 1995. The 1997 decline resulted from an overall decrease in marketing costs for the year.

     Depreciation and amortization expense of 4.3 percent of sales in 1997 was up slightly from the 4.2 percent in 1996 and was flat compared to 1995. Interest expense of 0.7 percent of sales in 1997 was flat compared to 1996 and 1995.

INCOME FROM OPERATIONS

     Pre-tax earnings before restructuring and asset impairment charges declined by 60 percent in 1997 to $75.4 million, compared to $188.7 million in 1996, and the pro forma $159.1 million in 1995. The decline in 1997 was mainly attributable to lower earnings at RED LOBSTER. The Company initiated actions during the second quarter intended to enhance long-term performance through new menu items, bolder flavors, lower prices and service improvements.

PROVISION FOR INCOME TAXES

     The effective tax rate before restructuring and asset impairment charges declined to 27.9 percent in 1997, compared to 36.8 percent in 1996 and 32.2 percent in 1995, primarily because of higher tax credits and lower pre-tax earnings. After restructuring and asset impairment charges, the net effective tax rate was a 41.1 percent benefit in 1997, compared to a 34.6 percent expense in 1996 and the pro forma 17.7 percent expense in 1995. The effective rate in 1997 was primarily attributable to operating losses combined with federal income tax credits, both of which created an income tax benefit.

EARNINGS AFTER TAX AND EARNINGS PER SHARE BEFORE RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

     Earnings after tax before restructuring and asset impairment charges for 1997 declined 54 percent to $54.3 million or 35 cents per share, compared to $119.2 million or 75 cents per share earned in 1996. Pro forma earnings after tax before restructuring and asset impairment charges were $108.3 million or 68 cents per share in 1995.

NET EARNINGS (LOSS) AND NET EARNINGS (LOSS) PER SHARE

     During 1997, an after-tax restructuring and asset impairment charge of $145.4 million (93 cents per share) was taken in the fourth quarter related to low-performing restaurant properties in the U.S. and Canada and other long-lived assets including those restaurants that have been closed. The pre-tax charge includes approximately $160.7 million of non-cash charges primarily related to the write-down of buildings and equipment to net realizable value, and approximately $69.2 million of charges to be settled in cash related to carrying costs of buildings and equipment prior to their disposal, lease buy-out provisions, employee severance and other costs. Cash required to carry out these activities will be provided by operations and the sale of closed properties (see
Note 3 of Notes to Consolidated Financial Statements). Net earnings (loss) after restructuring and asset impairment charges were $(91.0) million (59 cents per share) in 1997 compared with $74.4 million (47 cents per share) in 1996 and the pro forma $49.2 million (31 cents per share) in 1995.

     During 1996, an after-tax restructuring and asset impairment charge of $44.8 million (28 cents per share) was taken in the first quarter to close all China Coast operations. The pre-tax restructuring charge includes approximately $60.4 million of non-cash charges primarily related to the write-down of buildings and equipment to net realizable value, and approximately $14.6 million of charges to be settled in cash related to carrying costs of buildings and equipment prior to their disposal, lease buy-out provisions, employee severance and other costs. Cash required to carry out these restructuring activities is being provided by operations and the sale of closed properties (see Note 3 of Notes to Consolidated Financial Statements).

     In 1995, an after-tax restructuring and asset impairment charge of $59.1 million (37 cents per share) was taken to position the Company for its spin-off from General Mills and to close low-performing restaurants. The pre-tax 1995 charge included approximately $65.4 million of non-cash charges primarily related to the write-down of buildings and equipment to net realizable value, and approximately $33.9 million of charges to be settled in cash related to carrying costs of buildings and equipment prior to their disposal, lease buy-out provisions, employee severance and other costs (see Note 3 of Notes to Consolidated Financial Statements).

DARDEN RESTAURANTS, INC. - 1997 ANNUAL REPORT TO STOCKHOLDERS (CON'T)
PAGE 13


LIQUIDITY AND CAPITAL RESOURCES

     The Company intends to manage its business and its financial ratios to maintain an investment-grade bond rating, which allows access to financing at reasonable costs. Currently, the Company's publicly issued long-term debt carries "Baa1" (Moody's Investors Service, Inc.), "BBB" (Standard & Poor's Corporation) and "BBB+" (Duff & Phelps Credit Rating Company) ratings. Our commercial paper has ratings of "P-2" (Moody's), "A-2" (Standard & Poor's) and "D-2" (Duff & Phelps).

     Darden's long-term debt includes $150 million of 6.375 percent notes due in 2006, and $100 million of 7.125 percent debentures due in 2016. The effective annual interest rate is 7.57 percent for the notes and 7.82 percent for the debentures, after consideration of loan costs, issuance discounts and cost to terminate an interest-rate swap that was established prior to the distribution from General Mills. Darden's shelf registration statement permits issuance of an additional $250 million of unsecured debt securities.

     Darden's long-term debt also includes a $66.9 million commercial bank loan to the Company, with an outstanding principal balance of $64.7 million as of May 25, 1997, that is used to support two loans from the Company to the Employee Stock Ownership Plan portion of the Profit Sharing and Savings Plan for Darden Restaurants, Inc. (the ESOP). By way of this commercial loan during the fiscal year ended May 25, 1997, the ESOP refinanced $66.9 million in existing debt, $50 million of which was third party debt previously guaranteed by the Company.

     Commercial paper is the primary source of short-term financing. Bank credit lines are maintained to ensure availability of short-term funds on an as-needed basis. In April 1997, the fee-paid available credit lines were reduced from $350 million to $250 million.

     The Company's adjusted debt-to-total-capital ratio (which includes 6.25 times the total annual restaurant minimum rent as a component of debt and total capital) was 36 percent and 34 percent at May 25, 1997, and May 26, 1996, respectively. The Company's fixed-charge coverage ratio, which measures the number of times each year that the Company earns enough to cover its fixed charges, amounted to 2.9 times at May 25, 1997, and 5.9 times at May 26, 1996. Based on these ratios, the Company's financial condition remains strong. The composition of the Company's capital structure is shown in the following table.

CAPITAL STRUCTURE
                                             May 25,                   May 26,
                                              1997                      1996
                                         $ IN MILLIONS             $ IN MILLIONS
--------------------------------------------------------------------------------
Short-term debt                             $   43.4                  $   72.6
Long-term debt                                 313.2                     301.2
--------------------------------------------------------------------------------
Total debt                                     356.6                     373.8
--------------------------------------------------------------------------------
Stockholders' equity                         1,081.2                   1,222.6
--------------------------------------------------------------------------------
Total capital                               $1,437.8                  $1,596.4
================================================================================
ADJUSTMENTS TO CAPITAL
Leases-debt equivalent                         244.5                     249.2
--------------------------------------------------------------------------------
Adjusted total debt                            601.1                     623.0
--------------------------------------------------------------------------------
Adjusted total capital                      $1,682.3                  $1,845.6
Debt-to-total-capital ratio                      25%                       23%
Adjusted debt-to-total-capital ratio             36%                       34%
================================================================================

     In 1997, the Company declared eight cents per share in annual dividends paid in two installments. In September 1996, the Company's Board approved a stock buy-back plan whereby the Company may purchase on the open market up to
9.3 million shares of Darden common stock. This buy-back plan is in addition to another previously approved plan by the Board in December 1995 covering open-market purchases of up to 6.5 million shares of Darden common stock. In 1997 and 1996, 5.0 million and 1.9 million shares were purchased under these programs, respectively.

     The Company typically carries current liabilities in excess of current assets, because the restaurant business receives substantially immediate payment for sales (nominal receivables), while inventories and other current liabilities normally carry longer payment terms (usually 15 to 30 days). The seasonal variation in net working capital is typically in the $30 million to $50 million range.

     The Company requires capital principally for building new restaurants, replacing equipment and remodeling existing units. Capital expenditures were $160 million in 1997, down from $214 million in 1996 and $358 million in 1995 because of decisions to slow the growth in new Olive Garden and Red Lobster units and, in 1996, to discontinue China Coast operations. Capital expenditure and dividend requirements in 1997 were financed primarily through internally generated funds. The Company generated $189 million, $294 million and $274 million in funds from operating activities during 1997, 1996 and 1995, respectively.

DARDEN RESTAURANTS, INC. - 1997 ANNUAL REPORT TO STOCKHOLDERS (CON'T)
PAGE 14


INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Darden Restaurants, Inc.

     We have audited the accompanying consolidated balance sheets of Darden Restaurants, Inc. and subsidiaries as of May 25, 1997, and May 26, 1996, and the related consolidated statements of earnings (loss), and cash flows for each of the years in the three-year period ended May 25, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Darden Restaurants, Inc. and subsidiaries as of May 25, 1997, and May 26, 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended May 25, 1997, in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP

Orlando, Florida
June 17, 1997

DARDEN RESTAURANTS, INC. - 1997 ANNUAL REPORT TO STOCKHOLDERS (CON'T)
PAGE 15


CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

                                                                            Fiscal Year Ended
(IN THOUSANDS, EXCEPT PER SHARE DATA)                   May 25, 1997          May 26, 1996          May 28, 1995*
-------------------------------------------------------------------------------------------------------------------
Sales                                                    $3,171,810            $3,191,779            $3,163,289
Costs and Expenses:
  Cost of sales:
    Food and beverages                                    1,077,316             1,062,624             1,093,896
    Restaurant labor                                      1,017,315               954,886               931,553
    Restaurant expenses                                     481,348               455,626               470,194
---------------------------------------------------------------------------------------------------------------
         Total Cost of Sales                             $2,575,979            $2,473,136            $2,495,643
Selling, General and Administrative                         361,263               373,920               345,827
Depreciation and Amortization                               136,876               134,599               135,472
Interest, Net                                                22,291                21,406                21,901
Restructuring and Asset Impairment                          229,887                75,000                99,302
---------------------------------------------------------------------------------------------------------------
         Total Costs and Expenses                        $3,326,296            $3,078,061            $3,098,145
---------------------------------------------------------------------------------------------------------------
Earnings (Loss) before Income Taxes                        (154,486)              113,718                65,144
Income Taxes                                                (63,457)               39,363                12,738
---------------------------------------------------------------------------------------------------------------
Net Earnings (Loss)                                      $  (91,029)           $   74,355            $   52,406
===============================================================================================================
Net Earnings (Loss) per Share                            $    (0.59)           $     0.47            $     0.33
===============================================================================================================
Average Number of Common Shares Outstanding                 155,600               158,700               158,000
===============================================================================================================

See accompanying notes to consolidated financial statements.

* The historical consolidated statement of earnings for 1995 reflects a period during which the Company did not operate as a separate, independent entity. The table below reflects the impact of pro forma adjustments of $5,370 to record the estimated additional general and administrative expenses that would have been incurred by Darden as a separate publicly held company, and $2,138 of associated income tax benefit at an assumed effective tax rate of 39.8 percent.

                                                               Fiscal Year
                                                                  Ended
                                                               (Unaudited)
                                                                Pro Forma
(In thousands, except per share data)                          May 28, 1995
--------------------------------------------------------------------------------
Earnings before Income Taxes                                     $59,774
Income Taxes                                                      10,600
--------------------------------------------------------------------------------
Net Earnings                                                     $49,174
================================================================================
Net Earnings per Share                                           $  0.31
================================================================================

DARDEN RESTAURANTS, INC. - 1997 ANNUAL REPORT TO STOCKHOLDERS (CON'T)
PAGE 16


CONSOLIDATED BALANCE SHEETS

(In thousands)                                                 May 25, 1997     May 26, 1996
--------------------------------------------------------------------------------------------
                                 ASSETS
Current Assets:
     Cash and cash equivalents                                  $   25,490       $   30,343
     Receivables                                                    16,333           24,772
     Refundable income taxes, net                                   16,968
     Inventories                                                   132,241          120,725
     Net assets held for disposal                                   47,471           31,762
     Prepaid expenses and other current assets                      14,709           17,298
     Deferred income taxes                                          84,157           63,080
--------------------------------------------------------------------------------------------
         Total Current Assets                                   $  337,369       $  287,980
Land, Buildings and Equipment                                    1,533,272        1,702,861
Other Assets                                                        93,081           97,663
--------------------------------------------------------------------------------------------
         Total Assets                                           $1,963,722       $2,088,504
============================================================================================

                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
     Accounts payable                                           $  113,087       $  128,196
     Short-term debt                                                43,400           72,600
     Current portion of long-term debt                                   5               54
     Accrued payroll                                                58,312           53,677
     Accrued income taxes                                                            12,522
     Other accrued taxes                                            22,180           18,921
     Other current liabilities                                     243,596          159,336
--------------------------------------------------------------------------------------------
         Total Current Liabilities                              $  480,580       $  445,306
Long-term Debt                                                     313,187          301,151
Deferred Income Taxes                                               70,118          101,109
Other Liabilities                                                   18,624           18,301
--------------------------------------------------------------------------------------------
         Total Liabilities                                      $  882,509       $  865,867
--------------------------------------------------------------------------------------------
Stockholders' Equity:
     Common stock and surplus, no par value.
         Authorized 500,000 shares; issued and
         outstanding 152,993 and 159,619 shares,
         respectively                                           $1,268,656       $1,266,212
     Preferred stock, no par value.  Authorized
       25,000 shares; none issued and outstanding
     Retained earnings (accumulated deficit)                       (41,706)          61,708
     Treasury stock, 6,951 and 1,908 shares, at cost               (69,184)         (25,037)
     Cumulative foreign currency adjustment                        (10,037)         (10,351)
     Unearned compensation                                         (66,516)         (69,895)
--------------------------------------------------------------------------------------------
         Total Stockholders' Equity                             $1,081,213       $1,222,637
--------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                      $1,963,722       $2,088,504
============================================================================================

See accompanying notes to consolidated financial statements.

DARDEN RESTAURANTS, INC. - 1997 ANNUAL REPORT TO STOCKHOLDERS (CON'T)
PAGE 17


CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       Fiscal Year Ended
(In thousands)                                             May 25, 1997   May 26, 1996   May 28, 1995
------------------------------------------------------------------------------------------------------
Cash Flows--Operating Activities
     Net Earnings (loss)                                    $ (91,029)     $  74,355      $  52,406
     Adjustments to reconcile net earnings (loss) to
       cash flow:
         Depreciation and amortization                        136,876        134,599        135,472
         Amortization of unearned compensation and
           loan costs                                           3,824          1,929
         Change in current assets and liabilities             (41,401)         9,722         (8,718)
         Change in other liabilities                              323          1,861         (2,086)
         Loss on disposal of land, buildings and
           equipment                                            6,358          6,076          2,572
         Deferred income taxes                                (52,068)        (3,513)         2,000
         Non-cash restructuring and asset impairment
           expenses                                           226,342         69,073         92,356
         Other, net                                               (22)           (70)           (24)
------------------------------------------------------------------------------------------------------
              Net Cash Provided by Operating Activities     $ 189,203      $ 294,032      $ 273,978
------------------------------------------------------------------------------------------------------
Cash Flows--Investment Activities
     Purchases of land, buildings and equipment              (159,688)      (213,905)      (357,904)
     Purchases of intangibles                                    (651)        (1,200)        (1,623)
     (Increase) decrease in other assets                        1,844           (733)       (21,790)
     Proceeds from sales of land, buildings and equipment
         (including net assets held for disposal)              34,017         16,338          6,604
------------------------------------------------------------------------------------------------------
              Net Cash Used by Investment Activities        $(124,478)     $(199,500)     $(374,713)
------------------------------------------------------------------------------------------------------
Cash Flows--Financing Activities
     Proceeds from issuance of common stock                     1,450          7,318
     Income tax benefit credited to equity                        871          2,570
     Dividends paid                                           (12,385)       (12,647)
     Purchases of treasury stock                              (44,147)       (25,037)
     Loan to ESOP                                             (66,900)
     ESOP note receivable repayments                           19,100          1,100
     Increase (decrease) in short-term debt                   (29,200)       (25,400)        98,000
     Proceeds from issuance of long-term debt                  66,900        248,303        250,000
     Repayment of long-term debt                               (5,054)      (251,010)          (111)
     Payment of interest-rate swap settlement and loan
       costs                                                     (213)       (29,520)
     Decrease in advances from former parent company                                       (244,719)
------------------------------------------------------------------------------------------------------
              Net Cash Provided by (Used by) Financing
                Activities                                  $ (69,578)     $ (84,323)     $ 103,170
------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents               (4,853)        10,209          2,435
Cash and Cash Equivalents--Beginning of Year                   30,343         20,134         17,699
------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents--End of Year                      $  25,490      $  30,343      $  20,134
======================================================================================================
Cash Flow from Changes in Current Assets and Liabilities
     Receivables                                                8,439            558            820
     Refundable income taxes, net                             (16,968)
     Inventories                                              (11,516)        42,243        (27,436)
     Net assets held for disposal                              (3,088)         1,566
     Prepaid expenses and other current assets                  2,589         10,024         (3,067)
     Accounts payable                                         (15,109)       (38,503)         6,461
     Accrued payroll                                            4,635         (1,721)         6,008
     Accrued income taxes                                     (12,522)           572         11,950
     Other accrued taxes                                        3,259           (675)        (1,297)
     Other current liabilities                                 (4,208)           312         (3,723)
Change in Current Assets and Liabilities                    $ (41,401)     $   9,722      $  (8,718)
======================================================================================================
Transfer of long-term debt from former parent company                                     $  50,000
======================================================================================================
Transfer of unearned compensation from former parent
  company                                                                                 $ (69,172)
======================================================================================================

See accompanying notes to consolidated financial statements.

DARDEN RESTAURANTS, INC. - 1997 ANNUAL REPORT TO STOCKHOLDERS (CON'T)
PAGE 18


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.  Principles of Consolidation

     The accompanying 1997 and 1996 consolidated financial statements include the operations of Darden Restaurants, Inc. and its wholly-owned subsidiaries (Darden or the Company). The consolidated financial statements prior to 1996 represent the former combined restaurant operations of General Mills, Inc. (General Mills or former parent) in the United States and Canada that now comprise Darden. The common shares of Darden were distributed by General Mills to its stockholders as of May 28, 1995.

     The consolidated financial statements prior to 1996 include an allocation of certain general corporate expenses of General Mills that are not directly related to Darden, as well as an allocation of interest expense and income taxes that approximate the amounts Darden would have incurred on a stand-alone basis. Management believes the allocation methods used are reasonable.

     Darden's fiscal year ends on the last Sunday in May. 1997, 1996 and 1995 each consisted of 52 weeks.

B.  Land, Buildings and Equipment

     All land, buildings and equipment are recorded at cost. Building components are depreciated over estimated useful lives ranging from seven to 40 years using the straight-line method. Equipment is depreciated over estimated useful lives ranging from three to ten years also using the straight-line method. Accelerated depreciation methods are generally used for income tax purposes.

     In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," the Company periodically reviews restaurant sites and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Measurement of an impairment loss for such assets is based on the fair value of the asset. Restaurant sites and certain identifiable intangibles to be disposed of are reported at the lower of the carrying amount or fair value, less estimated cost to sell.

C.  Inventories

     Inventories are valued at the lower of cost or market value, using the "first-in, first-out" method.

D.  Intangible Assets

     The cost of intangible assets is amortized evenly over their estimated useful lives. Most of these costs were incurred through the purchase of leases with favorable rent terms. The Audit Committee of the Board of Directors annually reviews intangible assets. At its meeting on June 17, 1997, the Board of Directors affirmed that the remaining amounts of these assets have continuing value.

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

F.  Foreign Currency Translation

     The Canadian dollar is the functional currency for the Canadian restaurant operations. Assets and liabilities are translated using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. Translation gains and losses are accumulated in a cumulative foreign currency adjustment account included as a separate component of stockholders' equity. Gains and losses from foreign currency transactions are generally included in the consolidated statements of earnings (loss) for each period.

G.  Pre-Opening Costs

     Capitalized pre-opening costs include the direct and incremental costs associated with the opening of a new restaurant and are amortized over a one-year period from the restaurant opening date.

H.  Advertising

     Production costs of commercials and programming are charged to operations in the year first aired. The costs of other advertising, promotion and marketing programs are charged to operations in the year incurred. Advertising expense was $204,321, $239,526 and $211,904 in 1997, 1996 and 1995, respectively.

I.  Income Taxes

     The Company provides for federal and state income taxes currently payable, as well as for those deferred because of timing differences between reporting income and expenses for financial statement purposes and income and expenses for tax purposes. Federal income tax credits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date.

J.  Statements of Cash Flows

     For purposes of the consolidated statements of cash flows, amounts receivable from credit card companies and investments purchased with a maturity of three months or less are considered cash equivalents.

K.  Net Earnings (Loss) Per Share

     Net earnings (loss) per share for 1997 and 1996 have been determined by dividing net earnings (loss) by the weighted average number of common shares outstanding during the year, net of common shares held in treasury. Net earnings per share for 1995 has been determined by dividing net earnings by the weighted average number of common shares outstanding during the year, based on the average number of General Mills' common shares presumed to be outstanding during the year. Common share equivalents were not material.

     In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings per Share." SFAS 128 requires companies with complex capital structures that have publicly-held common stock or common stock equivalents to present both basic and diluted earnings per share (EPS) on

DARDEN RESTAURANTS, INC. - 1997 ANNUAL REPORT TO STOCKHOLDERS (CON'T)
PAGE 19

the face of the income statement. The presentation of basic EPS replaces the presentation of primary EPS currently required by Accounting Principles Board Opinion No. 15 (APB 15), "Earnings per Share." Basic EPS is calculated as income available to common stockholders, divided by the weighted average number of common shares outstanding during the period. Diluted EPS (previously referred to as "fully diluted EPS") is calculated using the "if converted" method for convertible securities, and the treasury stock method for options and warrants as prescribed by APB 15. This statement is effective for financial statements issued for interim and annual periods ending after December 15, 1997. The adoption of SFAS 128 in 1998 will not have a significant impact on the Company's reported EPS.

L.  Use of Estimates

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

M.  Accounting for Stock Options

     During  1997,  the  Company  adopted  Statement  of  Financial   Accounting
Standards  No.  123,  "Accounting  for  Stock-Based   Compensation,"  which  was
effective for fiscal years beginning after December 15, 1995. The statement encourages the use of a fair-value-based method of accounting for stock-based awards under which the fair value of stock options is determined on the date of grant and expensed over the vesting period. Companies may, however, continue to measure compensation costs for those plans using the method prescribed by Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." Companies that continue to apply APB 25 are required to include pro forma disclosures of net earnings (loss) and net earnings (loss) per share as if the fair-value-based method of accounting had been applied. The Company has elected to continue to account for such plans under the provisions of APB 25.


NOTE 2--ACCOUNTS RECEIVABLE

     Darden contracts with a national storage and distribution company to provide services that are billed to Darden on a per-case basis. In connection with these services, certain Darden inventory items are sold to the distribution company at a predetermined price when they are shipped to the distribution company's storage facilities. These items are repurchased at the same price by Darden when the inventory is delivered to Company restaurants by the distribution company. The receivable from the distribution company was $12,106 and $20,083 at May 25, 1997, and May 26, 1996, respectively.


NOTE 3--RESTRUCTURING AND ASSET IMPAIRMENT EXPENSE

     Darden recorded asset impairment charges of $158,987, $56,600 and $65,399 in 1997, 1996 and 1995, respectively, representing the difference between fair value and carrying value of impaired assets. The asset impairment charges relate to low-performing restaurant properties and other long-lived assets including those restaurants that have been closed. Fair value is generally determined based on appraisals or sales prices of comparable properties. In connection with the closing of certain restaurant properties, the Company recorded other restructuring expenses of $70,900, $18,400 and $33,903 in 1997, 1996 and 1995,
respectively.

     The components of the restructuring expense and the after-tax and earnings per share effects of the restructuring and asset impairment expense are as follows:

                                                         Fiscal Year
                                               1997         1996         1995
--------------------------------------------------------------------------------

Carrying costs of buildings and equipment
  prior to disposal and employee severance
  costs                                      $ 27,500     $  8,600     $  3,912
Lease buy-out provisions                       30,000        1,600       27,880
Other                                          13,400        8,200        2,111
--------------------------------------------------------------------------------
    Subtotal                                   70,900       18,400       33,903
Impairment of restaurant properties and
  other long-lived assets                     158,987       56,600       65,399
--------------------------------------------------------------------------------
    Total restructuring and asset
      impairment expense                      229,887       75,000       99,302
Less related income tax effect                (84,528)     (30,151)     (40,217)
--------------------------------------------------------------------------------
Restructuring and asset impairment
  expense, net of income taxes               $145,359     $ 44,849     $ 59,085
================================================================================
Earnings per share effect                    $   0.93     $   0.28     $   0.37
================================================================================

     As of May 25, 1997, approximately $3,550, $13,200 and $26,250 of costs associated with the 1997, 1996 and 1995 restructurings, respectively, had been paid and charged against the restructuring liability. The total restructuring liability included in other current liabilities was $91,770 and $37,773 as of May 25, 1997, and May 26, 1996, respectively. The restructuring actions related to the 1996 and 1995 restructurings were substantially completed as of May 25, 1997. The 1997 restructuring actions are expected to be substantially completed during 1999.

DARDEN RESTAURANTS, INC. - 1997 ANNUAL REPORT TO STOCKHOLDERS (CON'T)
PAGE 20


NOTE 4--INCOME TAXES

     The components of earnings (loss) before income taxes and the provision for income taxes thereon are as follows:

                                                         Fiscal Year
                                               1997         1996         1995
--------------------------------------------------------------------------------
Earnings (loss) before income taxes:
     U.S.                                   $(108,687)   $ 118,506    $  82,450
     Canada                                   (45,799)      (4,788)     (17,306)
--------------------------------------------------------------------------------
Earnings (loss) before income taxes         $(154,486)   $ 113,718    $  65,144
================================================================================
Income taxes:
     Current:
         Federal                            $ (13,285)   $  33,935    $  11,848
         State and local                        1,529        8,608        5,812
         Canada                                   367          333       (6,922)
--------------------------------------------------------------------------------
Total current                                 (11,389)      42,876       10,738
Deferred (principally U.S.)                   (52,068)      (3,513)       2,000
--------------------------------------------------------------------------------
Total income taxes                          $ (63,457)   $  39,363    $  12,738
================================================================================

     During 1997, 1996 and 1995, Darden paid income taxes of $15,900, $25,777 and $31,469, respectively. 1995 income taxes were paid as part of the General Mills consolidated tax returns.

     The following table is a reconciliation of the U.S. statutory income tax rate to the effective income tax rate included in the accompanying consolidated statements of earnings (loss):

                                                         Fiscal Year
                                               1997         1996         1995
--------------------------------------------------------------------------------
U.S. statutory rate                           (35.0)%       35.0%        35.0%
State and local income taxes, net of
  federal tax benefits (expense)               (3.3)         4.6          4.6
Benefit of U.S. federal income tax
  credits                                      (5.7)        (6.8)       (21.2)
Other, net                                      2.9          1.8          1.2
--------------------------------------------------------------------------------
Effective income tax rate                     (41.1)%       34.6%        19.6%
================================================================================

     The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

                                                   May 25,          May 26,
                                                    1997             1996
--------------------------------------------------------------------------------
Accrued liabilities                              $  12,135       $  14,750
Compensation and employee benefits                  32,334          29,766
Asset disposition liabilities                       41,147          27,248
Operating loss and tax credit carryforwards          4,016
Net assets held for disposal                         2,372
Other                                                1,584           1,667
--------------------------------------------------------------------------------
Gross deferred tax assets                           93,588          73,431
--------------------------------------------------------------------------------
Buildings and equipment                            (59,356)        (89,368)
Prepaid pension asset                              (14,482)        (15,055)
Prepaid interest                                    (5,015)         (5,424)
Other                                                 (696)         (1,613)
--------------------------------------------------------------------------------
Gross deferred tax liabilities                     (79,549)       (111,460)
--------------------------------------------------------------------------------
Net deferred tax asset (liability)               $  14,039       $ (38,029)
================================================================================

     Management believes the Company will obtain the full benefit of deferred tax assets on the basis of its evaluation of anticipated profitability over the period of years that the temporary differences are expected to become tax deductions. It believes that sufficient book and taxable income will be generated to realize the benefit of these tax assets.


NOTE 5--LAND, BUILDINGS AND EQUIPMENT

     The components of land, buildings and equipment are as follows:

                                                   May 25,          May 26,
                                                    1997             1996
--------------------------------------------------------------------------------
Land                                             $  379,411       $  402,056
Buildings                                         1,315,209        1,300,025
Equipment                                           649,689          642,287
Construction in progress                             46,214           65,107
--------------------------------------------------------------------------------
Total land, buildings and equipment               2,390,523        2,409,475
Less accumulated depreciation                      (857,251)        (706,614)
--------------------------------------------------------------------------------
Net land, buildings and equipment                $1,533,272       $1,702,861
================================================================================


NOTE 6--OTHER ASSETS

     The components of other assets are as follows:

                                                   May 25,          May 26,
                                                    1997             1996
--------------------------------------------------------------------------------
Prepaid pension                                    $37,863          $38,702
Prepaid interest and loan costs                     27,170           29,337
Liquor licenses                                     17,677           17,744
Intangible assets                                    9,174            9,894
Miscellaneous                                        1,197            1,986
--------------------------------------------------------------------------------
Total other assets                                 $93,081          $97,663
================================================================================

DARDEN RESTAURANTS, INC. - 1997 ANNUAL REPORT TO STOCKHOLDERS (CON'T)
PAGE 21


NOTE 7--SHORT-TERM DEBT

     Short-term debt at May 25, 1997, and May 26, 1996, consisted of $43,400 and $72,600 of unsecured commercial paper borrowings with original maturities of one month or less, and interest rates ranging from 5.55 percent to 5.80 percent, and
5.30 percent to 5.53 percent, respectively.


NOTE 8--LONG-TERM DEBT

     The components of long-term debt are as follows:

                                                   May 25,          May 26,
                                                    1997             1996
--------------------------------------------------------------------------------
10-year notes and 20-year debentures as
  described below                                 $250,000         $250,000
ESOP loan guarantee with variable rate of
  interest (4.51% at May 26, 1996), due
  December 31, 2007. Repaid during 1997                              50,000
ESOP loan with variable rate of interest
  (6.04% at May 25, 1997), due
  December 31, 2018                                 64,700
Other                                                   28            2,882
--------------------------------------------------------------------------------
Total long-term debt                               314,728          302,882
Less issuance discount                              (1,536)          (1,677)
--------------------------------------------------------------------------------
Total long-term debt less issuance discount        313,192          301,205
Less current portion                                    (5)             (54)
--------------------------------------------------------------------------------
Long-term debt, excluding current portion         $313,187         $301,151
================================================================================

     In January 1996, the Company issued $150,000 of 6.375 percent notes due in 2006, and $100,000 of 7.125 percent debentures due in 2016. The proceeds from the issuance were used to refinance commercial paper borrowings. Concurrent with the issuance of the notes and debentures, the Company terminated, and settled for cash, interest-rate swap agreements with notional amounts totaling $200,000, which hedged the movement of interest rates prior to the issuance of the notes and debentures. The cash paid in terminating the interest-rate swap agreements is being amortized to interest expense over the life of the notes and debentures. The effective annual interest rate is 7.57 percent for the notes and
7.82 percent for the debentures, after consideration of loan costs, issuance discounts, and interest rate swap termination costs.

     The Company also maintains a revolving loan agreement expiring May 19, 2000, with a consortium of banks under which the Company can borrow up to $250,000. The loan agreement allows the Company to borrow at interest rates that vary based on the prime rate, LIBOR or a competitively bid rate among the members of the lender consortium, at the option of the Company. The Company is required to pay a facility fee of 12.5 basis points per annum on the average daily amount of loan commitments by the consortium. The amount of interest and the annual facility fee are subject to change, based on the Company's achievement of certain financial ratios and debt ratings. Advances under the loan agreement are unsecured. At May 25, 1997, and May 26, 1996, no borrowings were outstanding under this agreement.

     The aggregate maturities of long-term debt for each of the five years subsequent to May 25, 1997, and thereafter are $5 in 1998, 1999, and 2000, $6 in 2001, $7 in 2002 and $314,700 thereafter.


NOTE 9--FINANCIAL INSTRUMENTS

     The Company has participated in the financial derivatives markets to manage its exposure to interest rate fluctuations. The Company had interest rate swaps with a notional amount of $200,000, which it used to convert variable rates on its long-term debt to fixed rates effective May 30, 1995. The Company received the one-month commercial paper interest rate and paid fixed-rate interest ranging from 7.51 percent to 7.89 percent. The interest rate swaps were settled during January 1996 at a cost to the Company of $27,670. This cost will be recognized as an adjustment to interest expense over the term of the Company's 10-year notes and 20-year debentures (see Note 8). The following methods were used in estimating fair value disclosures for significant financial instruments:
Cash equivalents approximate their carrying amount due to the short duration of those items. Short-term debt approximates its carrying amount. Long-term debt is based on quoted market prices or, if market prices are not available, the present value of the underlying cash flows discounted at the Company's incremental borrowing rates. The carrying amounts and fair values of the Company's significant financial instruments are as follows:

                                    May 25, 1997              May 26, 1996
--------------------------------------------------------------------------------
                                Carrying       Fair       Carrying       Fair
                                 Amount        Value       Amount        Value
--------------------------------------------------------------------------------
Cash and cash equivalents       $ 25,490     $ 25,490     $ 30,343     $ 30,343

Short-term debt                 $ 43,400     $ 43,400     $ 72,600     $ 72,600

Total long-term debt            $313,192     $301,399     $301,205     $282,810
================================================================================

DARDEN RESTAURANTS, INC. - 1997 ANNUAL REPORT TO STOCKHOLDERS (CON'T)
PAGE 22


NOTE 10--STOCKHOLDERS' EQUITY

     The  following   table   summarizes   the  changes  in  the  components  of
stockholders' equity:

                                        Common       Retained                Cumulative
                                         Stock       Earnings                  Foreign        Total
                                          and      (Accumulated   Treasury    Currency      Unearned     Stockholders'
(In thousands)                          Surplus      Deficit)       Stock    Adjustment   Compensation      Equity
-----------------------------------------------------------------------------------------------------------------------
Balance at May 29, 1994               $1,417,593     $      0     $      0    $(10,274)     $      0       $1,407,319
    Net earnings                          52,406                                                               52,406
    Net advances to General
       Mills                            (216,584)                                                            (216,584)
    Foreign currency
        adjustment                                                                  (7)                            (7)
    Transfer of unearned
        compensation from
        General Mills                                                                        (69,172)         (69,172)
-----------------------------------------------------------------------------------------------------------------------
Balance at May 28, 1995                1,253,415                               (10,281)      (69,172)       1,173,962
    Net earnings                                       74,355                                                  74,355
    Cash dividends declared
       ($0.08 per share)                              (12,647)                                                (12,647)
    Stock option exercises
       (1,137 shares)                      7,318                                                                7,318
    Issuance of restricted
       stock (304 shares)                  2,909                                              (2,909)
    Earned compensation                                                                        1,086            1,086
    ESOP note receivable
       repayments                                                                              1,100            1,100
    Income tax benefit credited
       to equity                           2,570                                                                2,570
    Purchases of common stock
       for treasury (1,908 shares)                                 (25,037)                                   (25,037)
    Foreign currency adjustment                                                    (70)                           (70)
-----------------------------------------------------------------------------------------------------------------------
Balance at May 26, 1996                1,266,212       61,708      (25,037)    (10,351)      (69,895)       1,222,637
    Net loss                                          (91,029)                                                (91,029)
    Cash dividends declared
       ($0.08 per share)                              (12,385)                                                (12,385)
    Stock option exercises
       (261 shares)                        1,450                                                                1,450
    Issuance of restricted
       stock (25 shares)                     123                                                (123)
    Earned compensation                                                                        1,302            1,302
    ESOP note receivable
       repayments, net                                                                         2,200            2,200
    Income tax benefit credited
       to equity                             871                                                                  871
    Purchases of common stock
       for treasury (5,043 shares)                                 (44,147)                                   (44,147)
    Foreign currency
       adjustment                                                                  314                            314
-----------------------------------------------------------------------------------------------------------------------
Balance at May 25, 1997               $1,268,656     $(41,706)    $(69,184)   $(10,037)     $(66,516)      $1,081,213
=======================================================================================================================

DARDEN RESTAURANTS, INC. - 1997 ANNUAL REPORT TO STOCKHOLDERS (CON'T)
PAGE 23


NOTE 11--STOCKHOLDERS' RIGHTS PLAN

     The Company has a stockholders' rights plan that entitles each holder of Company common stock to purchase one one-hundredth of one share of Darden preferred stock for each common share owned at a purchase price of $62.50 per share, subject to adjustment to prevent dilution. The rights are exercisable when, and are not transferable apart from the Company's common stock until, a person or group has acquired 20 percent or more, or makes a tender offer for 20 percent or more, of the Company's common stock. If the specified percentage of the Company's common stock is then acquired, each right will entitle the holder (other than the acquiring company) to receive, upon exercise, common stock of either the Company or the acquiring company having a value equal to two times the exercise price of the right. The rights are redeemable by the Company's Board in certain circumstances and expire on May 24, 2005.


NOTE 12--INTEREST, NET

     As explained in Note 1-A, the interest expense appearing in the 1995 consolidated statement of earnings includes an allocation of a portion of General Mills' consolidated interest expense assuming a debt-to-capital ratio of approximately 25 percent for Darden. A long-term rate of 8.56 percent was used to calculate interest expense on non-ESOP debt averaging $307,500 in 1995. This long-term rate approximates the prevailing cost of long-term debt for companies with financial characteristics similar to those of Darden during the fiscal period presented. Interest expense on average ESOP debt of $65,850, $67,075 and $69,750 in 1997, 1996 and 1995, respectively, was included in compensation expense. Capitalized interest was computed using the Company's borrowing rate for 1997 and 1996 and General Mills' borrowing rate for 1995. The Company paid $19,830 and $14,657 for interest in 1997 and 1996, respectively.

     The components of interest, net are as follows:

                                                         Fiscal Year
                                               1997         1996         1995
--------------------------------------------------------------------------------
Interest expense                             $23,336      $24,875      $26,331
Capitalized interest                            (739)      (2,007)      (4,327)
Interest income                                 (306)      (1,462)        (103)
--------------------------------------------------------------------------------
Interest, net                                $22,291      $21,406      $21,901
================================================================================


NOTE 13--LEASES

         An analysis of rent by property leased (all of which are accounted for as operating leases) is as follows:

                                                         Fiscal Year
                                               1997         1996         1995
--------------------------------------------------------------------------------
Restaurant minimum rent                      $40,616      $39,867      $41,489
Restaurant percentage rent                     1,649        1,713        1,911
Restaurant rent averaging expense                595         (275)       1,567
Transportation equipment                       1,951        2,103        1,505
Office equipment                                 915          956          730
Office space                                     406          331          260
Warehouse space                                  235          207          180
--------------------------------------------------------------------------------
Total rent expense                           $46,367      $44,902      $47,642
================================================================================

     Minimum rental obligations are accounted for on a straight-line basis over the term of the lease. Some leases require payment of property taxes, insurance and maintenance costs in addition to the rent payments. The annual non-cancellable future lease commitments for each of the five years subsequent to May 25, 1997, and thereafter are: $44,174 in 1998; $42,364 in 1999; $39,222 in 2000;  $35,541  in 2001;  $31,491 in 2002;  and  $144,833  thereafter,  for a cumulative total of $337,625.


NOTE 14--RETIREMENT PLANS

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

     Components of net pension expense (income) are as follows:

                                                         Fiscal Year
                                               1997         1996         1995
--------------------------------------------------------------------------------
Service cost-benefits earned                $  3,250     $  2,427     $  2,725
Interest cost on projected benefit
  obligation                                   4,686        3,806        3,924
Actual return on plan assets                 (10,955)     (16,965)      (8,564)
Net amortization and deferral                  3,859        9,316          981
--------------------------------------------------------------------------------
Net pension expense (income)                $    840     $ (1,416)    $   (934)
================================================================================

     The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the benefit obligations were 8.0 percent and 6.0 percent in 1997, 7.75 percent and
6.0 percent in 1996, and 8.0 percent and 5.9 percent in 1995, respectively. The expected long-term rate of return on plan assets was 10.4 percent.

DARDEN RESTAURANTS, INC. - 1997 ANNUAL REPORT TO STOCKHOLDERS (CON'T)
PAGE 24


     The funded status of the plan and the amount recognized on the consolidated balance sheets are as follows:

                                                          May 25, 1997                       May 26, 1996
                                                    Assets          Accumulated        Assets          Accumulated
                                                    Exceed           Benefits          Exceed           Benefits
                                                  Accumulated         Exceed         Accumulated         Exceed
                                                   Benefits           Assets          Benefits           Assets
-------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
Vested benefits                                     $49,978          $ 1,974           $49,053          $ 1,856
-------------------------------------------------------------------------------------------------------------------
       Non-vested benefits                            1,741                              4,571
-------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligations                      51,719            1,974            53,624            1,856
-------------------------------------------------------------------------------------------------------------------
Projected benefit obligation                         59,323            1,974            60,964            1,856
Plan assets at fair value                            89,064               11            81,786
-------------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than) the
    projected benefit obligation                     29,741           (1,963)           20,822           (1,856)
Unrecognized prior service costs                     (3,674)
Unrecognized net loss                                15,005                             21,730
Unrecognized transition asset                        (3,209)                            (3,850)
-------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) pension cost                      $37,863          $(1,963)          $38,702          $(1,856)
===================================================================================================================

     The Company has a defined contribution plan covering most employees age 21 and older with at least one year of service. Employees classified as "highly compensated" under the Internal Revenue Code are ineligible to participate. The Company matches participant contributions up to six percent of compensation on the basis of $0.50 for each dollar contributed by the participant. The plan had net assets of $122,585 at May 25, 1997, and $160,291 at May 26, 1996. Expense
recognized in 1997, 1996 and 1995 was $2,551, $2,505 and $1,562, respectively.

     The defined  contribution  plan includes an Employee  Stock  Ownership Plan
(ESOP). This ESOP originally borrowed $50,000 from third parties guaranteed by the Company, and borrowed $25,000 from the Company at a variable interest rate. These borrowings were refinanced during the current year by a commercial bank's loan to the Company and a corresponding loan from the Company to the ESOP. Compensation expense is recognized as contributions are accrued. Contributions to the plan, plus the dividends accumulated on the common stock held by the ESOP, are used to pay principal, interest and expenses of the plan. As loan payments are made, common stock is allocated to ESOP participants. In 1997, 1996, and 1995, the ESOP incurred interest expense of $3,815, $3,431 and $3,318 respectively, and used dividends received of $5,127, $1,735 and $2,884 and contributions received from the Company of $2,548, $2,397 and $2,098, respectively, to pay principal and interest on its debt.

     Company shares owned by the ESOP are included in average common shares outstanding for purposes of calculating net earnings (loss) per share. At May 25, 1997, the ESOP's debt to the Company had a balance of $64,700 with a variable rate of interest of 6.04 percent. $47,800 of the principal balance is due to be repaid no later than December 2007, with the remaining $16,900 due to be repaid no later than December 2014. The number of Company common shares within the ESOP at May 25, 1997, approximates 12,324,000 representing 10,025,000 unreleased shares, 74,000 shares committed to be released and 2,225,000 shares allocated to participants.


NOTE 15--OTHER POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

     The Company sponsors a plan that provides health-care benefits to its salaried retirees. The plan is contributory, with retiree contributions based on years of service.

     Components of the post-retirement health-care expense are as follows:

                                                         Fiscal Year
                                               1997         1996         1995
--------------------------------------------------------------------------------
Service cost-benefits earned                   $292         $227         $317
Interest cost on accumulated benefit
  obligation                                    366          364          422
Net amortization and deferral                    67           76           85
--------------------------------------------------------------------------------
Net post-retirement expense                    $725         $667         $824
================================================================================

     The plan is not funded. The amounts included in the consolidated balance sheets are as follows:

                                                   May 25,           May 26,
                                                    1997              1996
--------------------------------------------------------------------------------
Accumulated benefit obligations:
    Retirees                                       $  785            $  662
    Fully eligible active employees                   370               255
    Other active employees                          3,580             3,843
--------------------------------------------------------------------------------
Accumulated benefit obligations                     4,735             4,760
Plan assets at fair value                               0                 0
--------------------------------------------------------------------------------
Accumulated benefit obligations
    in excess of plan assets                        4,735             4,760
Unrecognized prior service cost                      (136)             (533)
Unrecognized net loss                                  (1)             (271)
--------------------------------------------------------------------------------
Accrued post-retirement benefits                   $4,598            $3,956
================================================================================

DARDEN RESTAURANTS, INC. - 1997 ANNUAL REPORT TO STOCKHOLDERS (CON'T)
PAGE 25


     The discount rates used in determining the actuarial present value of the benefit obligations were 8.0 percent in 1997 and 8.75 percent in 1996.

     The health-care cost trend rate increase in the per-capita charges for benefits ranged from 6.5 percent to 7.4 percent for 1998, depending on the medical service category. The rates gradually decrease to 4.6 percent to 5.5 percent for 2008 and remain at that level thereafter. If the health-care cost trend rate increased by one percentage point in each future year, the aggregate of the service and interest cost components of post-retirement expense for 1997 would increase by $143, and the accumulated benefit obligation at May 25, 1997, would increase by $826.


NOTE 16--STOCK PLANS

     The Darden Restaurants Stock Option and Long-Term Incentive Plan of 1995 provides for the granting of stock options to key employees at a price equal to the fair market value of the shares at the date of the grant, and are for terms not exceeding ten years. 15,000,000 shares of common stock are authorized for issuance under the plan; 3,000,000 of these shares are available solely for issuance in connection with the granting of stock options in lieu of merit salary increases or other compensation or employee benefits. Such options vest at the discretion of the Compensation Committee. The plan also allows for grants of restricted stock and restricted stock units (RSUs) for up to ten percent of the shares under the plan.

     No individual may receive in excess of two percent of the total number of shares authorized under the plan in restricted stock or RSUs. Restricted stock and RSUs granted under the plan vest no sooner than one year from the date of grant. No individual may receive awards covering in excess of ten percent of the total number of shares authorized for issuance under the plan.

     The Darden Restaurants Stock Plan for Non-Employee Directors provides for a one-time grant upon election to each non-employee director of an option to purchase 12,500 shares of common stock and an additional option to purchase 3,000 shares of common stock upon election or re-election at a price equal to the fair market value of the shares at the date of grant. The plan also provides for an annual grant of 3,000 shares of restricted stock to each non-employee director as well as additional options to purchase shares of common stock in lieu of retainer and meeting fees. Up to 250,000 shares of common stock may be issued under this plan and all options have an exercise price equal to the fair market value of the shares at the date of grant. The Darden Restaurants Compensation Plan for Non-Employee Directors provides that non-employee directors may elect to receive their annual retainer and meeting fees in cash, deferred cash or shares of common stock. The common stock issuable under the plan shall have a fair market value equivalent to the value of the foregone retainer and meeting fees. 50,000 shares of common stock are available for issuance under the plan.

     The per share weighted average fair value of stock options granted during 1997 and 1996 was $2.88 and $4.24, respectively. These amounts were determined using the Black Scholes option-pricing model which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, expected dividend payments, and the risk-free interest rate over the expected life of the option. The dividend yield was calculated by dividing the current annualized dividend by the option price for each grant. The expected volatility was determined considering stock prices for the fiscal year the grant occurred and prior fiscal years, as well as considering industry volatility data. The risk-free interest rate was the rate available on zero coupon U.S. government issues with a term equal to the remaining term for each grant. The expected life of the option was estimated based on the exercise history from previous grants.

     The Company applies APB 25 in accounting for its stock option plans and, accordingly, no compensation cost has been recognized in the Company's financial statements for stock options granted under any of the stock plans. If, under SFAS 123, the Company determined compensation cost based on the fair value at the grant date for its stock options, net earnings (loss) and net earnings
(loss) per share would have been the pro forma amounts indicated below:

                                                          Fiscal Year
                                                     1997             1996
--------------------------------------------------------------------------------
Net earnings (loss)
     As reported                                   $(91,029)        $ 74,355
     Pro forma                                     $(93,154)        $ 72,261

Net earnings (loss) per share
     As reported                                   $  (0.59)        $   0.47
     Pro forma                                     $  (0.60)        $   0.46
================================================================================

     Under SFAS 123, stock options granted prior to 1996 are not required to be included as compensation in determining pro forma net earnings (loss). To determine pro forma net earnings (loss), reported net earnings (loss) have been adjusted for compensation costs associated with stock options granted during 1997 and 1996 that are expected to eventually vest.

     Option transactions, commencing as of the distribution date, are as follows:

                                                                  Per Share
                                                 Number of      Option Price
                                                  Shares            Range
--------------------------------------------------------------------------------
Balance at May 28, 1995                         15,199,136     $ 2.37 to $12.49
Options granted                                  5,599,308     $10.56 to $13.00
Options exercised                               (1,136,998)    $ 2.37 to $11.11
Options cancelled                               (1,855,253)    $ 3.88 to $12.49
--------------------------------------------------------------------------------
Balance at May 26, 1996                         17,806,193     $ 3.88 to $13.00
Options granted                                    120,123     $ 6.88 to $ 8.56
Options exercised                                 (261,227)    $ 3.88 to $11.11
Options cancelled                               (1,603,796)    $ 6.12 to $12.49
--------------------------------------------------------------------------------
Balance at May 25, 1997                         16,061,293     $ 4.03 to $13.00
================================================================================
Options exercisable at May 25, 1997              6,832,479     $ 4.03 to $12.49
================================================================================


NOTE 17--COMMITMENTS AND CONTINGENCIES

     Darden makes normal trade commitments in the course of regular operations and is subject to litigation incident to the conduct of its ongoing business. As of May 25, 1997, the Company was contingently liable for approximately $68,000, primarily relating to outstanding letters of credit. In the opinion of management, there are no unusual commitments or contingencies at May 25, 1997, that would materially affect the financial position or operating results of Darden.

DARDEN RESTAURANTS, INC. - 1997 ANNUAL REPORT TO STOCKHOLDERS (CON'T)
PAGE 26


NOTE 18--QUARTERLY DATA (UNAUDITED)

     Summarized quarterly data for 1997 and 1996 are as follows:

                                                                          Fiscal 1997
                                                                         Quarters Ended
-------------------------------------------------------------------------------------------------------------------
                                                  Aug. 25      Nov. 24      Feb. 23       May 25        Total
-------------------------------------------------------------------------------------------------------------------
Sales                                           $  805,555   $  748,757   $  800,846   $  816,652    $3,171,810
Gross Profit                                       167,935      118,189      147,559      162,148       595,831
Earnings (Loss) before Interest and Taxes           33,826      (10,196)      27,247     (183,072)     (132,195)
Earnings (Loss) before Taxes                        28,893      (15,819)      21,613     (189,173)     (154,486)
Net Earnings (Loss)                                 20,473      (11,169)      15,723     (116,056)      (91,029)
Net Earnings (Loss) per Share                   $     0.13   $   (0.07)   $     0.10   $    (0.76)   $    (0.59)
===================================================================================================================
                                                                          Fiscal 1996
                                                                         Quarters Ended
-------------------------------------------------------------------------------------------------------------------
                                                  Aug. 27      Nov. 26      Feb. 25       May 26        Total
-------------------------------------------------------------------------------------------------------------------
Sales                                           $  836,021   $  731,184   $  795,111   $  829,463    $3,191,779
Gross Profit                                       188,279      153,868      188,832      187,664       718,643
Earnings (Loss) before Interest and Taxes          (17,630)      31,448       62,029       59,277       135,124
Earnings (Loss) before Taxes                       (22,996)      26,000       56,497       54,217       113,718
Net Earnings (Loss)                                (12,063)      16,328       35,608       34,482        74,355
Net Earnings (Loss) per Share                   $    (0.08)  $     0.10   $     0.22   $     0.22    $     0.47
===================================================================================================================

DARDEN RESTAURANTS, INC. - 1997 ANNUAL REPORT TO STOCKHOLDERS (CON'T)
PAGE 27


FIVE-YEAR FINANCIAL SUMMARY
(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   Fiscal Year Ended
-------------------------------------------------------------------------------------------------------------------
                                                                                      Pro Forma
                                       May 25, 1997   May 26, 1996   May 28, 1995   May 29, 1994   May 30, 1993
-------------------------------------------------------------------------------------------------------------------
OPERATION RESULTS
Sales                                   $3,171,810     $3,191,779     $3,163,289     $2,962,980     $2,737,044
Costs and Expenses:
     Cost of Sales:
     Food and beverages                  1,077,316      1,062,624      1,093,896      1,014,066        928,711
     Restaurant labor                    1,017,315        954,886        931,553        868,178        812,118
     Restaurant expenses                   481,348        455,626        470,194        442,769        406,524
-------------------------------------------------------------------------------------------------------------------
Total Cost of Sales                     $2,575,979     $2,473,136     $2,495,643     $2,325,013     $2,147,353
-------------------------------------------------------------------------------------------------------------------
Restaurant Operating Profit                595,831        718,643        667,646        637,967        589,691
-------------------------------------------------------------------------------------------------------------------
Selling, General and Administrative        361,263        373,920        351,197        306,516        272,082
Depreciation and Amortization              136,876        134,599        135,472        124,732        115,684
Interest, Net                               22,291         21,406         21,901         18,394         15,589
-------------------------------------------------------------------------------------------------------------------
Total Costs and Expenses                $3,096,409     $3,003,061     $3,004,213     $2,774,655     $2,550,708
-------------------------------------------------------------------------------------------------------------------
Earnings before Restructuring and
     Asset Impairment Expenses and
     Income Taxes                           75,401        188,718        159,076        188,325        186,336
Income Taxes before Restructuring
     and Asset Impairment Expenses          21,071         69,514         50,817         68,451         71,050
-------------------------------------------------------------------------------------------------------------------
Earnings from Operations before
     Restructuring and Asset
     Impairment Expenses and
     Accounting Changes                     54,330        119,204        108,259        119,874        115,286
Cumulative Effect of Accounting
     Changes                                                                              3,661
Restructuring and Asset Impairment
     Expenses, Net of Income Taxes         145,359         44,849         59,085                        26,900
-------------------------------------------------------------------------------------------------------------------
Net Earnings (Loss)                     $  (91,029)    $   74,355     $   49,174     $  123,535     $   88,386
===================================================================================================================
Earnings per Share from Operations
     before Restructuring and Asset
     Impairment Expenses and
     Accounting Changes                 $     0.35     $     0.75     $     0.68     $     0.75     $     0.71

Net Earnings (Loss) per Share from
     Operations after Restructuring
     and Asset Impairment Expenses      $    (0.59)    $     0.47     $     0.31     $     0.78     $     0.54

Average Number of Common Shares
     Outstanding, Net of Shares Held
     in Treasury (in 000's)                155,600        158,700        158,000        159,100        163,100
===================================================================================================================
FINANCIAL POSITION
Total Assets                            $1,963,722     $2,088,504     $2,113,381     $1,859,124     $1,611,956
Land, Buildings and Equipment            1,533,272      1,702,861      1,737,982      1,564,245      1,370,087
Working Capital (Deficit)                 (143,211)      (157,326)      (209,609)      (152,926)      (105,339)
Long-term Debt                             313,192        301,205        303,860        303,971
Stockholders' Equity                     1,081,213      1,222,637      1,173,962      1,057,319
Stockholders' Equity per Share                7.07           7.70           7.43           6.65
===================================================================================================================
OTHER STATISTICS
Cash Flow from Operations               $  189,203     $  294,032     $  273,978     $  262,018     $  237,663
Capital Expenditures                       159,688        213,905        357,904        335,031        294,408
Dividends Paid                              12,385         12,647
Dividends Paid per Share                      0.08           0.08

Advertising Expense                     $  204,321     $  239,526     $  211,904     $  173,053     $  154,052
Number of Employees                        114,600        119,100        124,700        115,200        102,600
Number of Restaurants                        1,182          1,217          1,243          1,158          1,043

Stock Price:
     High                               $   12.125     $   14.000     $   10.875
     Low                                     6.750          9.750          9.375
     Close                                   8.250         11.750         10.875
===================================================================================================================