Form 10-K405, Exhibit 13
period 1998-05-31
DARDEN RESTAURANTS INC
filed 1998-08-20
CIK 940944

EXHIBIT 13

                 PORTIONS OF 1998 ANNUAL REPORT TO STOCKHOLDERS
                       (INCORPORATED BY REFERENCE HEREIN)

                                                                      EXHIBIT 13
DARDEN RESTAURANTS, INC.
1998 FINANCIAL STATEMENTS BOOKLET IN THE
COMPANY'S 1998 ANNUAL REPORT TO STOCKHOLDERS
PAGE 4

MANAGEMENT'S DISCUSSION OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     Darden Restaurants, Inc. (Darden) was created as an independent publicly held company in May 1995 through the spin-off of all of General Mills' restaurant operations to its shareholders. Darden operates 1,151 Red Lobster, Olive Garden and Bahama Breeze restaurants in the U.S. and Canada, and licenses 37 restaurants in Japan. All of the restaurants in the U.S. and Canada are operated by the Company with no franchising.

     This discussion should be read in conjunction with the business information and the consolidated financial statements and related notes found elsewhere in this report. Darden's fiscal year ends on the last Sunday in May.

REVENUES

     Total revenues in 1998 (53 weeks) were $3.29 billion, a four percent increase from 1997 (52 weeks). Total revenues in 1997 were $3.17 billion, a one percent decrease from 1996 which included $16 million of sales from the discontinued China Coast.(R)

COSTS AND EXPENSES

     Food and beverage  costs for 1998 were 33.0 percent of sales, a decrease of
1.0 percentage point from 1997 and 0.3 percentage point from 1996. The higher level of food and beverage costs for 1997, as a percentage of sales, primarily resulted from the repositioning strategy at Red Lobster, initiated in 1997's second quarter, that lowered check averages and improved food. Check averages and profit margins increased during 1998 primarily as a result of increased sales of alcoholic beverages and high-margin food items.

     Restaurant labor was higher for 1998 at 32.3 percent of sales against 32.1 percent for 1997, and 29.9 percent in 1996. The higher restaurant labor levels in 1998 and 1997 were primarily due to wage rate inflation, additional training initiatives to improve service at both Red Lobster and Olive Garden and higher training costs to implement cost-saving systems at Olive Garden.

     Restaurant expenses (primarily lease expenses, property taxes, utilities and workers' compensation costs) decreased in 1998 to 14.7 percent of sales compared to 15.2 percent in 1997 and 14.3 percent in 1996. The 1998 decrease primarily resulted from increased sales levels generated by 1998's 53rd week.

     Selling, general and administrative expenses declined in 1998 to 10.9 percent of sales compared to 11.4 percent in 1997 and 11.7 percent in 1996. The 1998 decline resulted from an overall decrease in marketing costs for the year.

     Depreciation and amortization expense of 3.8 percent of sales in 1998 decreased from 4.3 percent in 1997 and 4.2 percent in 1996. The 1998 decrease resulted from increased sales levels, restaurant closings and asset impairment write-downs that occurred during 1997's fourth quarter. Interest expense of 0.6 percent of sales in 1998 decreased from 0.7 percent in 1997 and 1996.

INCOME FROM OPERATIONS

     Pre-tax earnings increased by 104 percent in 1998 to $153.7 million, compared to $75.4 million before restructuring and asset impairment charges in 1997, and $188.7 million before restructuring and asset impairment charges in 1996. The increase in 1998 was mainly attributable to substantially higher earnings at Red Lobster resulting from actions during the second quarter of 1997 intended to enhance long-term performance through new menu items, bolder flavors, lower prices and service improvements. Olive Garden also posted a solid increase in earnings.

PROVISION FOR INCOME TAXES

     The effective tax rate for 1998 was 33.8 percent compared to 27.9 percent before restructuring and asset impairment charges in 1997, and 36.8 percent before restructuring and asset impairment charges in 1996. The higher effective tax rate in 1998 resulted from higher pre-tax earnings. The 33.8 percent rate in 1998 compared to 1997's 41.1 percent benefit after restructuring and asset impairment charges, and 1996's 34.6 percent after restructuring and asset impairment charges. The unusual effective rate in 1997 resulted from operating losses combined with federal income tax credits, both of which created an income tax benefit.

NET EARNINGS AND NET EARNINGS PER SHARE BEFORE RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

     Net earnings for 1998 of $101.7 million or 67 cents per diluted share increased 87 percent, compared to net earnings before restructuring and asset impairment charges for 1997 of $54.3 million or 35 cents per diluted share. Net earnings before restructuring and asset impairment charges for 1996 amounted to $119.2 million or 74 cents per diluted share.

DARDEN RESTAURANTS, INC.
1998 FINANCIAL STATEMENTS BOOKLET IN THE
COMPANY'S 1998 ANNUAL REPORT TO STOCKHOLDERS
PAGE 5

NET EARNINGS (LOSS) AND NET EARNINGS (LOSS) PER SHARE

     Net earnings for 1998 of $101.7 million (67 cents per diluted share) compared with 1997's net loss after restructuring and asset impairment charges of $(91.0) million (59 cents per diluted share) and 1996's net earnings after restructuring and asset impairment charges of $74.4 million (46 cents per diluted share).

     During 1997, an after-tax restructuring and asset impairment charge of $145.4 million (93 cents per diluted share) was taken in the fourth quarter related to low-performing restaurant properties in the U.S. and Canada and other long-lived assets including those restaurants that have been closed. The pre-tax charge included approximately $160.7 million of non-cash charges primarily related to the write-down of buildings and equipment to net realizable value, and approximately $69.2 million of charges to be settled in cash related to carrying costs of buildings and equipment prior to their disposal, lease buy-out provisions, employee severance and other costs. Cash required to carry out these activities is being provided by operations and the sale of closed properties (see Note 3 of Notes to Consolidated Financial Statements).

     During 1996, an after-tax restructuring and asset impairment charge of $44.8 million (28 cents per diluted share) was taken in the first quarter to close all China Coast operations. The pre-tax restructuring charge included approximately $60.4 million of non-cash charges primarily related to the write-down of buildings and equipment to net realizable value, and approximately $14.6 million of charges to be settled in cash related to carrying costs of buildings and equipment prior to their disposal, lease buy-out provisions, employee severance and other costs. Cash required to carry out these restructuring activities is being provided by operations and the sale of closed properties (see Note 3 of Notes to Consolidated Financial Statements).

LIQUIDITY AND CAPITAL RESOURCES

     The Company intends to manage its business and its financial ratios to maintain an investment grade bond rating, which allows access to financing at reasonable costs. Currently, the Company's publicly issued long-term debt carries "Baa1" (Moody's Investor Services, Inc.), "BBB" (Standard & Poor's Corporation) and "BBB+" (Duff & Phelps Corporation) ratings. Our commercial paper has ratings of "P-2" (Moody's), "A-2" (Standard & Poor's) and "D-2" (Duff & Phelps).

     Darden's long-term debt includes $150 million of 6.375 percent notes due in 2006, and $100 million of 7.125 percent debentures due in 2016. The effective annual interest rate is 7.57 percent for the notes and 7.82 percent for the debentures, after consideration of loan costs, issuance discounts and costs to terminate interest-rate swaps established prior to the distribution from General Mills.

     Darden's long-term debt also includes a $66.9 million commercial bank loan to the Company, with an outstanding principal balance of $62.0 million as of May 31, 1998, that is used to support two loans from the Company to the Employee Stock Ownership Plan portion of the Darden Savings Plan (formerly the Profit Sharing and Savings Plan for Darden Restaurants, Inc.) (the "ESOP"). During the fiscal year ended May 25, 1997, the ESOP refinanced $50 million in existing debt, which was previously guaranteed by the Company. The refinancing was accomplished by the commercial bank's loan to the Company and a corresponding loan from the Company to the ESOP.

     Commercial paper is the primary source of short-term financing. Bank credit lines are maintained to ensure availability of short-term funds on an as-needed basis. Available fee-paid credit lines, all of which are unused at May 31, 1998, total $250 million.

     The Company's adjusted debt-to-total-capital ratio (which includes 6.25 times the total annual restaurant minimum rent as a component of debt and total capital) was 38 percent and 36 percent at May 31, 1998, and May 25, 1997, respectively. The Company's fixed-charge coverage ratio, which measures the number of times each year that the Company earns enough to cover its fixed charges, amounted to 5.0 times at May 31, 1998, and 2.9 times at May 25, 1997. Based on these ratios, the Company's financial condition remains strong.

DARDEN RESTAURANTS, INC.
1998 FINANCIAL STATEMENTS BOOKLET IN THE
COMPANY'S 1998 ANNUAL REPORT TO STOCKHOLDERS
PAGE 6

The composition of the Company's capital structure is shown in the following table.


CAPITAL STRUCTURE
                                                May 31, 1998        May 25, 1997
                                                $ In millions      $ In millions
                                                -------------      -------------

Short-term debt                                  $     75.1         $     43.4
Long-term debt                                        310.6              313.2
                                                 ----------         ----------
   Total debt                                         385.7              356.6
Stockholders' equity                                1,019.8            1,081.2
                                                 ----------         ----------
     Total capital                               $  1,405.5         $  1,437.8
                                                 ==========         ==========
ADJUSTMENTS TO CAPITAL
Leases-debt equivalent                                250.0              244.5
Adjusted total debt                                   635.7              601.1
Adjusted total capital                           $  1,655.5         $  1,682.3
Debt-to-total-capital ratio                              27%                25%
Adjusted debt-to-total-
  capital ratio                                          38%                36%


     In 1998, the Company declared eight cents per share in annual dividends, paid in two installments. In December 1997, the Company's Board approved a stock buy-back plan whereby the Company may purchase on the open market up to 15.0 million shares of Darden common stock. This buy-back plan is in addition to two previously approved plans by the Board in September 1996 and December 1995 covering open market purchases of up to 9.3 million and 6.5 million shares, respectively, of Darden common stock. As of May 31, 1998, 20.4 million shares were purchased under these programs.

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

     The Company requires capital principally for building new restaurants, replacing equipment and remodeling existing units. Capital expenditures were $112 million in 1998, down from $160 million in 1997 and $214 million in 1996 because of decisions to slow the growth in new Olive Garden and Red Lobster units and, in 1996, to discontinue China Coast operations. The 1998 capital expenditure and dividend requirements were financed primarily through internally generated funds. The Company generated $236 million, $189 million and $294 million in funds from operating activities during 1998, 1997 and 1996, respectively.

IMPACT OF YEAR 2000

     The inability of computers, software and other equipment utilizing microprocessors to recognize and properly process date fields containing a two-digit year is commonly referred to as the Year 2000 Compliance issue. As the year 2000 approaches, such systems may be unable to accurately process certain date-based information.

     The Company has identified all significant applications that will require modification to ensure Year 2000 Compliance. Internal and external resources are being used to make the required modifications and test Year 2000 Compliance. The modification process of all significant applications is well under way. The Company plans on completing the testing process of all significant applications by the end of fiscal 1999.

     In addition, the Company has communicated with others with whom it does significant business to determine their Year 2000 Compliance readiness and the extent to which the Company is vulnerable to any third-party Year 2000 issues. However, there can be no guarantee that the systems of other companies on which the Company's systems rely will be converted in a timely manner, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company.

     The total cost to the Company of these Year 2000 Compliance activities has not been and is not anticipated to be material to its financial position or results of operations in any given year. These costs and the date on which the Company plans to complete the Year 2000 modification and testing processes are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third-party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved, and actual results could differ from those plans.

DARDEN RESTAURANTS, INC.
1998 FINANCIAL STATEMENTS BOOKLET IN THE
COMPANY'S 1998 ANNUAL REPORT TO STOCKHOLDERS
PAGE 7

                            [ INTENTIONALLY OMITTED ]

DARDEN RESTAURANTS, INC.
1998 FINANCIAL STATEMENTS BOOKLET IN THE
COMPANY'S 1998 ANNUAL REPORT TO STOCKHOLDERS
PAGE 8

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Darden Restaurants, Inc.

     We have audited the accompanying consolidated balance sheets of Darden Restaurants, Inc. and subsidiaries as of May 31, 1998, and May 25, 1997, and the related consolidated statements of earnings (loss) and cash flows for each of the years in the three-year period ended May 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Darden Restaurants, Inc. and subsidiaries as of May 31, 1998, and May 25, 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 1998, in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP

Orlando, Florida
June 19, 1998


CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

                                                              Fiscal Year Ended
(In thousands, except per share data)          May 31, 1998      May 25, 1997     May 26, 1996
                                               ------------      ------------     ------------
Sales                                          $ 3,287,017       $ 3,171,810      $ 3,191,779
Costs and Expenses:
  Cost of sales:
    Food and beverages                           1,083,629         1,077,316        1,062,624
    Restaurant labor                             1,062,490         1,017,315          954,886
    Restaurant expenses                            482,311           481,348          455,626
                                               -----------       -----------      -----------
      Total Cost of Sales                      $ 2,628,430       $ 2,575,979      $ 2,473,136

  Selling, General and Administrative              358,542           361,263          373,920
  Depreciation and Amortization                    126,289           136,876          134,599
  Interest, Net                                     20,084            22,291           21,406
  Restructuring and Asset Impairment                                 229,887           75,000
                                               -----------       -----------      -----------
      Total Costs and Expenses                 $ 3,133,345       $ 3,326,296      $ 3,078,061
                                               -----------       -----------      -----------

Earnings (Loss) before Income Taxes                153,672          (154,486)         113,718
Income Taxes                                        51,958           (63,457)          39,363
                                               -----------       -----------      -----------

Net Earnings (Loss)                            $   101,714       $   (91,029)     $    74,355
                                               ===========       ===========      ===========

Net Earnings (Loss) per Share:
  Basic                                        $      0.69       $    (0.59)      $      0.47
  Diluted                                      $      0.67       $    (0.59)      $      0.46
Average Number of Common Shares Outstanding:
  Basic                                            148,300           155,600          158,700
  Diluted                                          151,400           155,600          161,300


See accompanying notes to consolidated financial statements.

DARDEN RESTAURANTS, INC.
1998 FINANCIAL STATEMENTS BOOKLET IN THE
COMPANY'S 1998 ANNUAL REPORT TO STOCKHOLDERS
PAGE 9

CONSOLIDATED BALANCE SHEETS

(In thousands)                                                   May 31, 1998     May 25, 1997
                                                                 ------------     ------------
                    ASSETS
Current Assets:
  Cash and cash equivalents                                      $    33,505      $    25,490
  Receivables                                                         27,312           16,333
  Refundable income taxes, net                                                         16,968
  Inventories                                                        182,399          132,241
  Net assets held for disposal                                        49,230           47,471
  Prepaid expenses and other current assets                           20,498           14,709
  Deferred income taxes                                               84,597           84,157
                                                                 -----------      -----------
    Total Current Assets                                         $   397,541      $   337,369
Land, Buildings and Equipment                                      1,490,348        1,533,272
Other Assets                                                          96,853           93,081
                                                                 -----------      -----------

        Total Assets                                             $ 1,984,742      $ 1,963,722
                                                                 ===========      ===========

      LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable                                               $   132,938      $   113,087
  Short-term debt                                                     75,100           43,400
  Current portion of long-term debt                                        5                5
  Accrued payroll                                                     73,240           58,312
  Accrued income taxes                                                 1,067
  Other accrued taxes                                                 24,172           22,180
  Other current liabilities                                          252,142          243,596
                                                                 -----------      -----------
    Total Current Liabilities                                    $   558,664      $   480,580
Long-term Debt                                                       310,603          313,187
Deferred Income Taxes                                                 77,054           70,118
Other Liabilities                                                     18,576           18,624
                                                                 -----------      -----------
      Total Liabilities                                          $   964,897      $   882,509
                                                                 -----------      -----------

Stockholders' Equity:
  Common stock and surplus, no par value. Authorized
    500,000 shares; issued and outstanding
    161,580 and 159,944 shares, respectively                     $ 1,286,191      $ 1,268,656
  Preferred stock, no par value.  Authorized 25,000 shares;
    None issued and outstanding
  Retained earnings (accumulated deficit)                             48,327          (41,706)
  Treasury stock, 20,434 and 6,951 shares, at cost                  (239,876)         (69,184)
  Cumulative foreign currency adjustment                             (11,749)         (10,037)
  Unearned compensation                                              (63,048)         (66,516)
                                                                 -----------      -----------
      Total Stockholders' Equity                                 $ 1,019,845      $ 1,081,213
                                                                 -----------      -----------

        Total Liabilities and Stockholders' Equity               $ 1,984,742      $ 1,963,722
                                                                 ===========      ===========

See accompanying notes to consolidated financial statements.

DARDEN RESTAURANTS, INC.
1998 FINANCIAL STATEMENTS BOOKLET IN THE
COMPANY'S 1998 ANNUAL REPORT TO STOCKHOLDERS
PAGE 10

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                Fiscal Year Ended
(In thousands)                                                  May 31, 1998      May 25, 1997     May 26, 1996
                                                                ------------      ------------     ------------
Cash Flows - Operating Activities
  Net Earnings (loss)                                            $  101,714        $  (91,029)      $   74,355
  Adjustments to reconcile net earnings (loss) to cash flow:
    Depreciation and amortization                                   126,289           136,876          134,599
    Amortization of unearned compensation and loan costs              4,682             3,824            1,929
    Change in current assets and liabilities                         (6,791)          (41,401)           9,722
    Change in other liabilities                                         (48)              323            1,861
    Loss on disposal of land, buildings and equipment                 3,132             6,358            6,076
    Deferred income taxes                                             6,496           (52,068)          (3,513)
    Non-cash restructuring and asset impairment expenses                              226,342           69,073
    Other, net                                                          651               (22)             (70)
                                                                 ----------        ----------       ----------
      Net Cash Provided by Operating Activities                  $  236,125        $  189,203       $  294,032
                                                                 ----------        ----------       ----------

Cash Flows - Investment Activities
  Purchases of land, buildings and equipment                       (112,168)         (159,688)        (213,905)
  Purchases of intangibles                                           (1,798)             (651)          (1,200)
  (Increase) decrease in other assets                                (4,112)            1,844             (733)
  Proceeds from disposal of land, buildings and equipment
    (including net assets held for disposal)                         24,494            34,017           16,338
                                                                 ----------        ----------       ----------
      Net Cash Used by Investment Activities                     $  (93,584)       $ (124,478)      $ (199,500)
                                                                 ----------        ----------       ----------

Cash Flows - Financing Activities
  Proceeds from issuance of common stock                             10,606             1,450            7,318
  Income tax benefit credited to equity                               3,808               871            2,570
  Dividends paid                                                    (11,681)          (12,385)         (12,647)
  Purchases of treasury stock                                      (170,692)          (44,147)         (25,037)
  Loan to ESOP                                                                        (66,900)
  ESOP note receivable repayments                                     2,700            19,100            1,100
  Increase (decrease) in short-term debt                             31,700           (29,200)         (25,400)
  Proceeds from issuance of long-term debt                                             66,900          248,303
  Repayment of long-term debt                                        (2,704)           (5,054)        (251,010)
  Payment of interest-rate swap settlement and loan costs                                (213)         (29,520)
  Proceeds from issuance of equity put options                        1,737
                                                                 ----------        ----------       ----------
      Net Cash Used by Financing Activities                      $ (134,526)       $  (69,578)      $  (84,323)
                                                                 ----------        ----------       ----------

Increase (Decrease) in Cash and Cash Equivalents                      8,015            (4,853)          10,209
Cash and Cash Equivalents - Beginning of Year                        25,490            30,343           20,134
                                                                 ----------        ----------       ----------

Cash and Cash Equivalents - End of Year                          $   33,505        $   25,490       $   30,343
                                                                 ==========        ==========       ==========

Cash Flow from Changes in Current Assets and Liabilities
  Receivables                                                       (10,979)            8,439              558
  Refundable income taxes, net                                       16,968           (16,968)
  Inventories                                                       (50,158)          (11,516)          42,243
  Net assets held for disposal                                                                          (3,088)
  Prepaid expenses and other current assets                           1,236             2,589           10,024
  Accounts payable                                                   19,851           (15,109)         (38,503)
  Accrued payroll                                                    14,928             4,635           (1,721)
  Accrued income taxes                                                1,067           (12,522)             572
  Other accrued taxes                                                 1,992             3,259             (675)
  Other current liabilities                                          (1,696)           (4,208)             312
                                                                 ----------        ----------       ----------

Change in Current Assets and Liabilities                         $   (6,791)       $  (41,401)      $    9,722
                                                                 ==========        ==========       ==========

See accompanying notes to consolidated financial statements.

DARDEN RESTAURANTS, INC.
1998 FINANCIAL STATEMENTS BOOKLET IN THE
COMPANY'S 1998 ANNUAL REPORT TO STOCKHOLDERS
PAGE 11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Dollar amounts in thousands, except per share data.)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A.   PRINCIPLES OF CONSOLIDATION

     The accompanying 1998, 1997 and 1996 consolidated financial statements include the operations of Darden Restaurants, Inc. and its wholly owned subsidiaries (Darden or the Company). Prior to 1996, the Company was a wholly-owned subsidiary of General Mills, Inc. (General Mills). The common shares of Darden were distributed by General Mills to its stockholders as of May 28, 1995.

     Darden's fiscal year ends on the last Sunday in May. 1998 consisted of 53 weeks. 1997 and 1996 each consisted of 52 weeks.

     B.   LAND, BUILDINGS AND EQUIPMENT

     All land, buildings and equipment are recorded at cost. Building components are depreciated over estimated useful lives ranging from seven to 40 years using the straight-line method. Equipment is depreciated over estimated useful lives ranging from three to ten years, also using the straight-line method. Accelerated depreciation methods are generally used for income tax purposes.

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

     D.   INTANGIBLE ASSETS

     The cost of intangible assets is amortized evenly over their estimated useful lives. Most of these costs were incurred through the purchase of leases with favorable rent terms. The Audit Committee of the Board of Directors annually reviews intangible assets. At its meeting on June 23, 1998, the Board of Directors affirmed that the remaining amounts of these assets have continuing value.

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

     G.   PRE-OPENING COSTS

     Prior to 1998, the Company capitalized the direct and incremental costs associated with the opening of new restaurants. These costs were amortized over a one-year period from the restaurant opening date. During 1998 the Company adopted the accounting practice of expensing these costs as incurred. This change in accounting method did not have a significant impact on the Company's financial position or results of operations.

     H.   ADVERTISING

     Production costs of commercials and programming are charged to operations in the year first aired. The costs of other advertising, promotion and marketing programs are charged to operations in the year incurred. Advertising expense was $186,261, $204,321, and $239,526 in 1998, 1997 and 1996, respectively.

     I.   INCOME TAXES

     The Company provides for federal and state income taxes currently payable as well as for those deferred because of temporary differences between reporting income and expenses for financial statement purposes and income and expenses for tax purposes. Federal income tax credits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax

DARDEN RESTAURANTS, INC.
1998 FINANCIAL STATEMENTS BOOKLET IN THE
COMPANY'S 1998 ANNUAL REPORT TO STOCKHOLDERS
PAGE 12

consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date.

     J.   STATEMENTS OF CASH FLOWS

     For purposes of the consolidated statements of cash flows, amounts receivable from credit card companies and investments purchased with a maturity of three months or less are considered cash equivalents.

     K.   NET EARNINGS (LOSS) PER SHARE

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings Per Share," which requires presentation of basic and diluted earnings per share. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. As required, the Company adopted the provisions of SFAS 128 during 1998. All prior year weighted average and per share information has been restated in accordance with SFAS 128. Outstanding stock options issued by the Company represent the only dilutive effect reflected in diluted weighted average shares.

     Options to purchase 868,300 and 1,755,000 shares of common stock were excluded from the calculation of diluted earnings per share for the years ended May 31, 1998, and May 26, 1996, respectively, because their exercise prices exceeded the average market price of common shares for the period. All options were excluded from the calculation of diluted earnings (loss) per share for the year ended May 25, 1997, because their inclusion would have been antidilutive.

     L.   DERIVATIVE FINANCIAL AND COMMODITY INSTRUMENTS

     On January 31, 1997, the Securities and Exchange Commission (SEC) issued amended disclosure rules for derivatives and exposures to market risk from derivative and other financial and certain commodity instruments. Enhanced accounting policy disclosures in accordance with this SEC release follow.

     The Company may, from time to time, use financial and commodities derivatives in the management of interest rate and commodities pricing risks that are inherent in its business operations. The Company may also use financial derivatives as part of its stock repurchase program as described in Note 10. Such instruments are not held or issued for trading or speculative purposes. The Company may, from time to time, use interest rate swap and cap agreements in the management of interest rate exposure. The interest rate differential to be paid or received is normally accrued as interest rates change, and is recognized as a component of interest expense over the life of the agreements. If an agreement is terminated prior to the maturity date and is characterized as a hedge, any accrued rate differential would be deferred and recognized as interest expense over the life of the hedged item. The Company uses commodities hedging instruments, including forwards, futures and options, to reduce the risk of price fluctuations related to future raw materials requirements for commodities such as coffee, soybean oil, and shrimp. The terms of such instruments generally do not exceed 12 months, and depend on the commodity and other market factors. Deferred gains and losses are subsequently recorded as cost of products sold in the statement of earnings (loss) when the inventory is sold. If the inventory is not acquired and the hedge is disposed of, the deferred gain or loss is recognized immediately in cost of products sold. The Company does not have any material risk from any of the above financial instruments, and the Company does not anticipate any material losses from the use of such instruments.

DARDEN RESTAURANTS, INC.
1998 FINANCIAL STATEMENTS BOOKLET IN THE
COMPANY'S 1998 ANNUAL REPORT TO STOCKHOLDERS
PAGE 13

     M.   USE OF ESTIMATES

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

     N.   ACCOUNTING FOR STOCK OPTIONS

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

     O.   RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income." Comprehensive income includes not only net earnings, but also revenues, expenses, gains and losses that are excluded from net earnings under generally accepted accounting principles. Examples include foreign currency translation adjustments and unrealized gains and losses on investments. SFAS 130 requires that all items required to be recognized as components of comprehensive income be reported in a financial statement with equal prominence to the other financial statements. SFAS 130 is effective for annual periods beginning after December 15, 1997. Adoption of SFAS 130 is not expected to materially impact the Company's reported results, since each component of comprehensive income is currently reported separately in the stockholders' equity disclosure table at
Note 10.

     In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS 133 is effective for interim and annual periods beginning after June 15, 1999. Adoption of SFAS 133 is not expected to materially impact the Company's financial position or results of operations, since the Company utilizes derivatives to hedge business risks and not for trading or speculative purposes.

NOTE 2 - ACCOUNTS RECEIVABLE

     Darden contracts with a national storage and distribution company to provide services that are billed to Darden on a per-case basis. In connection with these services, certain Darden inventory items are sold to the distribution company at a predetermined price when they are shipped to the distribution company's storage facilities. These items are repurchased at the same price by Darden when the inventory is delivered to Company restaurants by the distribution company. The receivable from the distribution company was $24,476 and $12,106 at May 31, 1998, and May 25, 1997, respectively.

DARDEN RESTAURANTS, INC.
1998 FINANCIAL STATEMENTS BOOKLET IN THE
COMPANY'S 1998 ANNUAL REPORT TO STOCKHOLDERS
PAGE 14

NOTE 3 - RESTRUCTURING AND ASSET IMPAIRMENT EXPENSE

     Darden recorded asset impairment charges of $158,987 and $56,600 in 1997 and 1996, respectively, representing the difference between fair value and carrying value of impaired assets. The asset impairment charges relate to low-performing restaurant properties and other long-lived assets including those restaurants that have been closed. Fair value is generally determined based on appraisals or sales prices of comparable properties. In connection with the closing of certain restaurant properties, the Company recorded other restructuring expenses of $70,900 and $18,400 in 1997 and 1996, respectively.

     The components of the restructuring expense and the after-tax and earnings per share effects of the restructuring and asset impairment expense are as follows:

                                                       Fiscal Year
                                                  1997              1996
                                               ---------         ---------
Carrying costs of buildings
  and equipment prior to disposal
  and employee severance costs                 $  27,500         $   8,600
Lease buy-out provisions                          30,000             1,600
Other                                             13,400             8,200
                                               ---------         ---------
    Subtotal                                      70,900            18,400
Impairment of restaurant properties
  and other long-lived assets                    158,987            56,600
                                               ---------         ---------

Total restructuring and asset
  impairment expense                             229,887            75,000
Less related income tax effect                   (84,528)          (30,151)
                                               ---------         ---------

Restructuring and asset impairment
  expense, net of income taxes                 $ 145,359         $  44,849
                                               =========         =========

Earnings per share effect -
  basic and diluted                            $    0.93         $    0.28
                                               =========         =========

     As of May 31, 1998, approximately $21,085 and $14,440 of costs associated with the 1997 and 1996 restructurings, respectively, had been paid and charged against the restructuring liability. The total restructuring liability included in other current liabilities was $58,265 and $91,770 as of May 31, 1998, and May 25, 1997, respectively. The restructuring actions related to the 1996 restructuring were substantially completed as of May 31, 1998. The 1997 restructuring actions are expected to be substantially completed during 2001.

NOTE 4 - INCOME TAXES

     The components of earnings (loss) before income taxes and the provision for income taxes thereon are as follows:

                                                               Fiscal Year
                                                1998              1997              1996
                                             ----------        ----------        ----------
Earnings (loss) before income taxes:
  U.S.                                       $  149,096        $ (108,687)       $  118,506
  Canada                                          4,576           (45,799)           (4,788)
                                             ----------        ----------        ----------

Earnings (loss) before income taxes          $  153,672        $ (154,486)       $  113,718
                                             ==========        ==========        ==========

Income taxes:
  Current:
    Federal                                  $   38,730        $  (13,285)       $   33,935
    State and local                               6,349             1,529             8,608
    Canada                                          383               367               333
                                             ----------        ----------        ----------
  Total current                                  45,462           (11,389)           42,876
Deferred (principally U.S.)                       6,496           (52,068)           (3,513)
                                             ----------        ----------        ----------

Total income taxes                           $   51,958        $  (63,457)       $   39,363
                                             ==========        ==========        ==========

     During 1998, 1997 and 1996, Darden paid income taxes of $24,630, $15,900, and $25,777, respectively.

     The following table is a reconciliation of the U.S. statutory income tax rate to the effective income tax rate included in the accompanying consolidated statements of earnings (loss):

                                                          Fiscal Year
                                                   1998       1997       1996
                                                   ----       ----       ----

U.S. statutory rate                                35.0%     (35.0)%     35.0%
State and local income taxes, net
   of federal tax benefits (expense)                3.3       (3.3)       4.6
Benefit of U.S. federal income tax credits         (5.8)      (5.7)      (6.8)
Other, net                                          1.3        2.9        1.8
                                                  -----      -----      -----

Effective income tax rate                          33.8%     (41.1)%     34.6%
                                                  =====      =====      =====

DARDEN RESTAURANTS, INC.
1998 FINANCIAL STATEMENTS BOOKLET IN THE
COMPANY'S 1998 ANNUAL REPORT TO STOCKHOLDERS
PAGE 15

     The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

                                                  May 31, 1998      May 25, 1997
                                                  ------------      ------------

Accrued liabilities                                 $  14,004         $  12,135
Compensation and employee benefits (including
  Deferred compensation)                               39,575            32,334
Asset disposition liabilities                          32,104            41,147
Operating loss and tax credit carry forwards            8,461             4,016
Net assets held for disposal                            2,074             2,372
Other                                                   2,090             1,584
                                                    ---------         ---------
    Gross deferred tax assets                          98,308            93,588
                                                    ---------         ---------

Buildings and equipment                               (68,405)          (59,356)
Prepaid pension asset                                 (14,979)          (14,482)
Prepaid interest                                       (4,696)           (5,015)
Other                                                  (2,685)             (696)
                                                    ---------         ---------
    Gross deferred tax liabilities                    (90,765)          (79,549)
                                                    ---------         ---------

Net deferred tax asset                              $   7,543         $  14,039
                                                    =========         =========

     Management believes the Company will obtain the full benefit of deferred tax assets on the basis of its evaluation of anticipated profitability over the period of years that the temporary differences are expected to become tax deductions. It believes that sufficient book and taxable income will be generated to realize the benefit of these tax assets.

NOTE 5 - LAND, BUILDINGS AND EQUIPMENT

     The components of land, buildings and equipment are as follows:

                                             May 31, 1998          May 25, 1997
                                             ------------          ------------

Land                                          $   382,999           $   379,411
Buildings                                       1,320,388             1,315,209
Equipment                                         634,626               649,689
Construction in progress                           30,418                46,214
                                              -----------           -----------

Total land, buildings and equipment             2,368,431             2,390,523
Less accumulated depreciation                    (878,083)             (857,251)
                                              -----------           -----------

Net land, buildings and equipment             $ 1,490,348           $ 1,533,272
                                              ===========           ===========

NOTE 6 - OTHER ASSETS

     The components of other assets are as follows:

                                              May 31, 1998          May 25, 1997
                                              ------------          ------------

Prepaid pension                                 $  39,160             $  37,863
Prepaid interest and loan costs                    24,781                27,170
Liquor licenses                                    18,140                17,677
Intangible assets                                   9,459                 9,174
Miscellaneous                                       5,313                 1,197
                                                ---------             ---------

Total other assets                              $  96,853             $  93,081
                                                =========             =========

NOTE 7 - SHORT-TERM DEBT

     Short-term debt at May 31, 1998, and May 25, 1997, consisted of $75,100 and $43,400 of unsecured commercial paper borrowings with original maturities of one month or less, and interest rates ranging from 5.65 percent to 5.81 percent, and
5.55 percent to 5.80 percent, respectively.

NOTE 8 - LONG-TERM DEBT

     The components of long-term debt are as follows:

                                                               May 31, 1998          May 25, 1997
                                                               ------------          ------------
10-year notes and 20-year debentures as described below         $  250,000            $  250,000
ESOP loan with variable rate of interest (6.04 percent at
   May 31, 1998), due December 31, 2018                             62,000                64,700
Other                                                                   24                    28
                                                                ----------            ----------

Total long-term debt                                               312,024               314,728
Less issuance discount                                              (1,416)               (1,536)
                                                                ----------            ----------

Total long-term debt less issuance discount                        310,608               313,192
Less current portion                                                    (5)                   (5)
                                                                ----------            ----------

Long-term debt, excluding current portion                       $  310,603            $  313,187
                                                                ==========            ==========

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

DARDEN RESTAURANTS, INC.
1998 FINANCIAL STATEMENTS BOOKLET IN THE
COMPANY'S 1998 ANNUAL REPORT TO STOCKHOLDERS
PAGE 16

to interest expense over the life of the notes and debentures. The effective annual interest rate is 7.57 percent for the notes and 7.82 percent for the debentures, after consideration of loan costs, issuance discounts, and interest rate swap termination costs.

     The Company also maintains a revolving loan agreement expiring May 19, 2000, with a consortium of banks under which the Company can borrow up to $250,000. The loan agreement allows the Company to borrow at interest rates that vary based on the prime rate, LIBOR or a competitively bid rate among the members of the lender consortium, at the option of the Company. The Company is required to pay a facility fee of 12.5 basis points per annum on the average daily amount of loan commitments by the consortium. The amount of interest and the annual facility fee are subject to change based on the Company's achievement of certain financial ratios and debt ratings. Advances under the loan agreement are unsecured. At May 31, 1998, and May 25, 1997, no borrowings were outstanding under this agreement.

     The aggregate maturities of long-term debt for each of the five years subsequent to May 31, 1998, and thereafter are $5 in 1999, $6 in 2000 and 2001, $7 in 2002, $0 in 2003 and $312,000 thereafter.

NOTE 9 - FINANCIAL INSTRUMENTS

     The Company has participated in the financial derivatives markets to manage its exposure to interest rate fluctuations. The Company had interest rate swaps with a notional amount of $200,000 which it used to convert variable rates on its long-term debt to fixed rates effective May 30, 1995. The Company received the one-month commercial paper interest rate and paid fixed-rate interest ranging from 7.51 percent to 7.89 percent. The interest rate swaps were settled during January 1996 at a cost to the Company of $27,670. This cost will be recognized as an adjustment to interest expense over the term of the Company's 10-year notes and 20-year debentures (see Note 8). The following methods were used in estimating fair value disclosures for significant financial instruments:
Cash equivalents and short-term debt approximate their carrying amount due to the short duration of those items. Long-term debt is based on quoted market prices or, if market prices are not available, the present value of the underlying cash flows discounted at the Company's incremental borrowing rates. The carrying amounts and fair values of the Company's significant financial instruments are as follows:

                                   May 31, 1998              May 25, 1997
                                   ------------              ------------
                              Carrying       Fair       Carrying       Fair
                               Amount        Value       Amount        Value
                              --------     --------     --------     --------

Cash and cash equivalents     $ 33,505     $ 33,505     $ 25,490     $ 25,490

Short-term debt               $ 75,100     $ 75,100     $ 43,400     $ 43,400

Total long-term debt          $310,608     $314,502     $313,192     $301,399

DARDEN RESTAURANTS, INC.
1998 FINANCIAL STATEMENTS BOOKLET IN THE
COMPANY'S 1998 ANNUAL REPORT TO STOCKHOLDERS
PAGE 17

NOTE 10 - STOCKHOLDERS' EQUITY

     The  following   table   summarizes   the  changes  in  the  components  of
stockholder's equity:

                                       Common       Retained                  Cumulative
                                        Stock       Earnings                    Foreign                     Total
                                         and      (Accumulated   Treasury      Currency      Unearned    Stockholders'
(In thousands)                         Surplus      Deficit)       Stock      Adjustment   Compensation     Equity
                                      ----------  ------------  -----------  ------------  ------------  -------------
Balance at May 28, 1995               $1,253,415   $            $             $  (10,281)   $  (69,172)   $1,173,962
  Net earnings                                         74,355                                                 74,355
  Cash dividends declared
    ($0.08 per share)                                 (12,647)                                               (12,647)
  Stock option exercises
    (1,137 shares)                         7,318                                                               7,318
  Issuance of restricted stock
    (304 shares)                           2,909                                                (2,909)
  Earned compensation                                                                            1,086         1,086
  ESOP note receivable
    repayments                                                                                   1,100         1,100
  Income tax benefit
    credited to equity                     2,570                                                               2,570
  Purchases of common stock
    for treasury (1,908 shares)                                    (25,037)                                  (25,037)
  Foreign currency adjustment                                                        (70)                        (70)
                                      ----------   ----------   ----------    ----------    ----------    ----------

Balance at May 26, 1996                1,266,212       61,708      (25,037)      (10,351)      (69,895)    1,222,637
  Net loss                                            (91,029)                                               (91,029)
  Cash dividends declared
    ($0.08 per share)                                 (12,385)                                               (12,385)
  Stock option exercises
    (261 shares)                           1,450                                                               1,450
  Issuance of restricted stock
    (25 shares)                              123                                                  (123)
  Earned compensation                                                                            1,302         1,302
  ESOP note receivable
    repayments, net                                                                              2,200         2,200
  Income tax benefit
  Credited to equity                         871                                                                 871
  Purchases of common stock
    for treasury (5,043 shares)                                    (44,147)                                  (44,147)
  Foreign currency adjustment                                                        314                         314
                                      ----------   ----------   ----------    ----------    ----------    ----------

Balance at May 25, 1997                1,268,656      (41,706)     (69,184)      (10,037)      (66,516)    1,081,213
  Net earnings                                        101,714                                                101,714
  Cash dividends declared
    ($0.08 per share)                                 (11,681)                                               (11,681)
  Stock option exercises
    (1,464 shares)                        10,606                                                              10,606
  Issuance of restricted stock
    (238 shares), net of
    forfeiture adjustments                 1,384                                                (1,404)          (20)
  Earned compensation                                                                            2,172         2,172
  ESOP note receivable
    repayments                                                                                   2,700         2,700
  Income tax benefit
    credited to equity                     3,808                                                               3,808
  Proceeds from issuance
    of equity put options                  1,737                                                               1,737
  Purchases of common stock
    for treasury (13,483 shares)                                  (170,692)                                 (170,692)
  Foreign currency adjustment                                                     (1,712)                     (1,712)
                                      ----------   ----------   ----------    ----------    ----------    ----------

Balance at May 31, 1998               $1,286,191   $   48,327   $ (239,876)   $  (11,749)   $  (63,048)   $1,019,845
                                      ==========   ==========   ==========    ==========    ==========    ==========

DARDEN RESTAURANTS, INC.
1998 FINANCIAL STATEMENTS BOOKLET IN THE
COMPANY'S 1998 ANNUAL REPORT TO STOCKHOLDERS
PAGE 18

     As a part of its stock repurchase program, the Company issued equity put options that entitle the holder to sell shares of Company common stock to the Company, at a specified price, if the holder exercises the option. In 1998 the Company issued put options for 2,465,000 shares for $1,737 in premiums. At May 31, 1998, put options for 965,000 shares remain outstanding at exercise prices ranging from $15.25 to $15.52 per share with exercise dates in July 1998.

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

NOTE 12 - INTEREST, NET

     Interest expense on average ESOP debt of $62,688, $65,850, and $67,075 in 1998, 1997 and 1996, respectively, was included in compensation expense. The Company paid $17,235 and $19,830 for interest (net of amount capitalized) in 1998 and 1997, respectively.

     The components of interest, net are as follows:

                                                  Fiscal Year
                                     1998            1997            1996
                                    -------         -------         -------

Interest expense                    $21,527         $23,336         $24,875
Capitalized interest                 (1,018)           (739)         (2,007)
Interest income                        (425)           (306)         (1,462)
                                    -------         -------         -------

Interest, net                       $20,084         $22,291         $21,406
                                    =======         =======         =======

NOTE 13 - LEASES

     An analysis of rent by property leased (all of which are accounted for as operating leases) is as follows:

                                                  Fiscal Year
                                     1998            1997            1996
                                    -------         -------         -------

Restaurant minimum rent             $39,140         $40,616         $39,867
Restaurant percentage rent            1,707           1,649           1,713
Restaurant rent averaging expense      (121)            595            (275)
Transportation equipment              2,169           1,951           2,103
Office equipment                        990             915             956
Office space                            436             406             331
Warehouse space                         217             235             207
                                    -------         -------         -------

Total rent expense                  $44,538         $46,367         $44,902
                                    =======         =======         =======

     Minimum rental obligations are accounted for on a straight-line basis over the term of the lease. Some leases require payment of property taxes, insurance and maintenance costs in addition to the rent payments. The annual non-cancelable future lease commitments for each of the five years subsequent to May 31, 1998, and thereafter are: $44,443 in 1999; $41,972 in 2000; $38,382 in
2001;  $34,557  in  2002;  $29,793  in  2003;  and  $111,780  thereafter,  for a cumulative total of $300,927.

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

     Components of net pension expense (income) are as follows:

                                                  Fiscal Year
                                      1998            1997            1996
                                    --------        --------        --------

Service cost-benefits earned        $  2,576        $  3,250        $  2,427
Interest cost on projected benefit     4,699           4,686           3,806
obligation
Actual return on plan assets         (19,714)        (10,955)        (16,965)
Net amortization and deferral         10,915           3,859           9,316
                                    --------        --------        --------

Net pension expense (income)        $ (1,524)       $    840        $ (1,416)
                                    ========        ========        ========

DARDEN RESTAURANTS, INC.
1998 FINANCIAL STATEMENTS BOOKLET IN THE
COMPANY'S 1998 ANNUAL REPORT TO STOCKHOLDERS
PAGE 19

     The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the benefit obligations were 7.25 percent and 4.5 percent in 1998, 8.0 percent and
6.0 percent in 1997, and 7.75 percent and 6.0 percent in 1996, respectively. The expected long-term rate of return on plan assets was 10.4 percent.

     The funded status of the plan and the amount recognized on the consolidated balance sheets are as follows:

                                                        May 31, 1998                       May 25, 1997
                                                        ------------                       ------------
                                                  Assets          Accumulated         Assets         Accumulated
                                                  Exceed           Benefits           Exceed          Benefits
                                                Accumulated         Exceed          Accumulated        Exceed
                                                 Benefits           Assets           Benefits          Assets
                                                -----------       -----------       -----------      -----------
Actuarial present value of benefit
  obligations:
    Vested benefits                             $   60,550        $    2,286        $   49,978       $    1,974
    Non-vested benefits                              3,977                               1,741
                                                ----------        ----------        ----------       ----------
Accumulated benefit obligations                 $   64,527        $    2,286        $   51,719       $    1,974
                                                ==========        ==========        ==========       ==========

Projected benefit obligation                    $   73,112        $    2,286        $   59,323       $    1,974
Plan assets at fair value                          105,010                10            89,064               11
                                                ----------        ----------        ----------       ----------
Plan assets in excess of (less than) the
  projected benefit obligation                      31,898            (2,276)           29,741           (1,963)
Unrecognized prior service costs                    (3,218)                             (3,674)
Unrecognized net loss                               13,047                              15,005
Unrecognized transition asset                       (2,567)                             (3,209)
                                                ----------        ----------        ----------       ----------
Prepaid (accrued) pension cost                  $   39,160        $   (2,276)       $   37,863       $   (1,963)
                                                ==========        ==========        ==========       ==========

     The Company has a defined contribution plan covering most employees age 21 and older with at least one year of service. Employees classified as "highly compensated" under the Internal Revenue Code are ineligible to participate. The Company matches participant contributions up to six percent of compensation on the basis of up to $1.00 for each dollar contributed by the participant. The plan had net assets of $231,220 at May 31, 1998, and $122,585 at May 25, 1997.
Expense  recognized  in 1998,  1997 and 1996 was  $3,038,  $2,551,  and  $2,505,
respectively.

     The defined  contribution  plan includes an Employee  Stock  Ownership Plan
(ESOP). This ESOP originally borrowed $50,000 from third parties guaranteed by the Company, and borrowed $25,000 from the Company at a variable interest rate. The $50,000 third-party loan was refinanced in 1997 by a commercial bank's loan to the Company and a corresponding loan from the Company to the ESOP. Compensation expense is recognized as contributions are accrued. Contributions to the plan, plus the dividends accumulated on the common stock held by the ESOP, are used to pay principal, interest and expenses of the plan. As loan payments are made, common stock is allocated to ESOP participants. In 1998, 1997, and 1996, the ESOP incurred interest expense of $3,882, $3,815, and $3,431 respectively, and used dividends received of $1,339, $5,127, and $1,735, and contributions received from the Company of $4,538, $2,548, and $2,397, respectively, to pay principal and interest on its debt. Company shares owned by the ESOP are included in average common shares outstanding for purposes of calculating net earnings (loss) per share. At May 31, 1998, the ESOP's debt to the Company had a balance of $62,000 with a variable rate of interest of 6.04 percent. $45,100 of the principal balance is due to be repaid no later than December 2007, with the remaining $16,900 due to be repaid no later than December 2014. The number of Company common shares within the ESOP at May 31, 1998, approximates 12,494,000 representing 9,605,000 unreleased shares, 29,000 shares committed to be released and 2,860,000 shares allocated to participants.

DARDEN RESTAURANTS, INC.
1998 FINANCIAL STATEMENTS BOOKLET IN THE
COMPANY'S 1998 ANNUAL REPORT TO STOCKHOLDERS
PAGE 20

NOTE 15 - OTHER POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

     The Company sponsors a plan that provides health-care benefits to its salaried retirees. The plan is contributory, with retiree contributions based on years of service.

     Components of the post-retirement health-care expense are as follows:

                                                      Fiscal Year
                                       1998              1997              1996
                                      -----             -----             -----

Service cost-benefits earned          $ 225             $ 292             $ 227
Interest cost on accumulated
   benefit obligation                   375               366               364
Net amortization and deferral            18                67                76
                                      -----             -----             -----

Net post-retirement expense           $ 618             $ 725             $ 667
                                      =====             =====             =====


     The plan is not funded. The amounts included in the consolidated balance sheets are as follows:

                                                 May 31, 1998     May 25, 1997
                                                 ------------     ------------
Accumulated benefit obligations:
  Retirees                                          $   962          $   785
  Fully eligible active employees                       512              370
  Other active employees                              4,349            3,580
                                                    -------          -------

Accumulated benefit obligations                       5,823            4,735
Plan assets at fair value                                 0                0
                                                    -------          -------

Accumulated benefit obligations
  in excess of plan assets                            5,823            4,735
Unrecognized prior service cost                        (118)            (136)
Unrecognized net loss                                  (376)              (1)
                                                    -------          -------

Accrued post-retirement benefits                    $ 5,329          $ 4,598
                                                    =======          =======

     The discount rates used in determining the actuarial present value of the benefit obligations were 7.25 percent in 1998 and 8.0 percent in 1997.

     The health-care cost trend rate increase in the per-capita charges for benefits ranged from 5.9 percent to 7.1 percent for 1999, depending on the medical service category. The rates gradually decrease to 4.6 percent to 5.5 percent for 2009 and remain at that level thereafter. If the health-care cost trend rate increased by one percentage point in each future year, the aggregate of the service and interest cost components of post-retirement expense for 1998 would increase by $115, and the accumulated benefit obligation at May 31, 1998, would increase by $1,064.

NOTE 16 - STOCK PLANS

     The Darden Restaurants Stock Option and Long-Term Incentive Plan of 1995 provides for the granting of stock options to key employees at a price equal to the fair market value of the shares at the date of the grant and are for terms not exceeding ten years. Fifteen million shares of common stock are authorized for issuance under the plan; 3,000,000 of these shares are available solely for issuance in connection with the granting of stock options in lieu of merit salary increases or other compensation or employee benefits. Such options vest at the discretion of the Compensation Committee. The plan also allows for grants of restricted stock and restricted stock units (RSUs) for up to 10 percent of the shares under the plan.

     No individual may receive in excess of two percent of the total number of shares authorized under the plan in restricted stock or RSUs. Restricted stock and RSUs granted under the plan vest no sooner than one year from the date of grant. No individual may receive awards covering in excess of 10 percent of the total number of shares authorized for issuance under the plan.

     The Darden Restaurants Stock Plan for Non-Employee Directors provides for a one-time grant to each non-employee director of an option to purchase 12,500 shares of common stock and an additional option to purchase 3,000 shares of common stock upon election or re-election at a price equal to the fair market value of the shares at the date of grant. The plan also provides for an annual grant of 3,000 shares of restricted stock to each non-employee director, as well as additional options to purchase shares of common stock in lieu of retainer and meeting fees. Up to 250,000 shares of common stock may be issued under this plan and all options have an exercise price equal to the fair market value of the shares at date of grant. The Darden Restaurants Compensation Plan for Non-Employee Directors provides that non-employee directors may elect to receive their annual retainer and meeting fees in cash, deferred cash or shares of common stock. The common stock issuable under the plan shall have a fair market value equivalent to the value of the foregone retainer and meeting fees. Fifty-thousand shares of common stock are available for issuance under the plan.

     The per share weighted average fair value of stock options granted during 1998, 1997, and 1996 was $8.03, $2.88, and $4.24, respectively. These amounts were determined using the Black Scholes

DARDEN RESTAURANTS, INC.
1998 FINANCIAL STATEMENTS BOOKLET IN THE
COMPANY'S 1998 ANNUAL REPORT TO STOCKHOLDERS
PAGE 21

option-pricing model, which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, expected dividend payments, and the risk-free interest rate over the expected life of the option. The dividend yield was calculated by dividing the current annualized dividend by the option price for each grant. The expected volatility was determined considering stock prices for the fiscal year the grant occurred and prior fiscal years, as well as considering industry volatility data. The risk-free interest rate was the rate available on zero coupon U.S. government issues with a term equal to the remaining term for each grant. The expected life of the option was estimated based on the exercise history from previous grants.

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

                                                      Fiscal Year
                                           1998          1997          1996
                                         --------      --------      --------
Net earnings (loss)
  As reported                            $101,714      $(91,029)     $ 74,355
  Pro forma                              $ 98,047      $(93,154)     $ 72,261

Basic net earnings (loss) per share
  As reported                            $   0.69      $ (0.59)      $   0.47
  Pro forma                              $   0.66      $ (0.60)      $   0.46

Diluted net earnings (loss) per share
  As reported                            $   0.67      $ (0.59)      $   0.46
  Pro forma                              $   0.65      $ (0.60)      $   0.45

     Under SFAS 123, stock options granted prior to 1996 are not required to be included as compensation in determining pro forma net earnings (loss). To determine pro forma net earnings (loss), reported net earnings (loss) have been adjusted for compensation costs associated with stock options granted during 1998, 1997 and 1996 that are expected to eventually vest.

     Option transactions, commencing as of the distribution date, are as follows:

                                           Weighted                   Weighted
                                            Average                    Average
                              Options     Price Per      Number      Price Per
                            Exercisable     Share      of Options      Share
                            -----------   ---------   ------------   ---------

Balance at May 28, 1995      6,962,356     $ 7.81      15,199,136     $  9.42
Options granted                                         5,599,308     $ 11.13
Options exercised                                      (1,136,998)    $  6.31
Options cancelled                                      (1,855,253)    $ 10.83
                                                       ----------

Balance at May 26, 1996      6,177,151     $ 8.23      17,806,193     $ 10.01
Options granted                                           120,123     $  8.15
Options exercised                                        (261,227)    $  5.69
Options cancelled                                      (1,603,796)    $ 10.67
                                                       ----------

Balance at May 25, 1997      6,832,479     $ 8.81      16,061,293     $ 10.00
Options granted                                         3,335,711     $  9.83
Options exercised                                      (1,463,788)    $  7.26
Options cancelled                                      (1,570,316)    $ 10.48
                                                       ----------

Balance at May 31, 1998      6,286,678     $ 9.55      16,362,900     $ 10.16
                                                       ==========

     The  following  table  provides  information   regarding   exercisable  and
outstanding options as of May 31, 1998:

                                Weighted                    Weighted      Weighted
  Range of                       Average                     Average       Average
  Exercise                      Exercise                    Exercise      Remaining
  Price Per        Options        Price        Options        Price      Contractual
    Share        Exercisable    Per Share    Outstanding    Per Share    Life (Years)
-------------    -----------    ---------    -----------    ---------    -----------
$04.00-$05.00        243,223     $  4.19         243,223     $  4.19          .25
$05.01-$10.00      3,489,603     $  8.50       7,261,439     $  8.89         6.00
$10.01-$15.00      2,553,852     $ 11.48       8,662,375     $ 11.27         6.25
Over $15.00                                      195,863     $ 15.65        10.00
                   ---------     -------      ----------     -------        -----
                   6,286,678     $  9.55      16,362,900     $ 10.16         6.10
                   =========                  ==========

NOTE 17 - COMMITMENTS AND CONTINGENCIES

     Darden makes normal trade commitments in the course of regular operations and is subject to litigation incident to the conduct of its ongoing business. As of May 31, 1998, the Company was contingently liable for approximately $62,761, primarily relating to outstanding letters of credit. In the opinion of management, there are no unusual commitments or contingencies at May 31, 1998, that would materially affect the financial position or operating results of Darden.

DARDEN RESTAURANTS, INC.
1998 FINANCIAL STATEMENTS BOOKLET IN THE
COMPANY'S 1998 ANNUAL REPORT TO STOCKHOLDERS
PAGE 22

NOTE 18 - QUARTERLY DATA (UNAUDITED)

     Summarized quarterly data for 1998 and 1997 are as follows:

                                                                           Fiscal 1998
                                                                         Quarters Ended
                                                Aug. 24       Nov. 23       Feb. 22        May 31         Total
                                               --------      --------      --------       --------     ----------
Sales                                          $809,331      $745,263      $811,261       $921,162     $3,287,017
Gross Profit                                    161,620       132,534       165,650        198,783        658,587
Earnings before Interest and Taxes               40,943        16,509        50,307         65,997        173,756
Earnings before Taxes                            36,250        11,786        45,228         60,408        153,672
Net Earnings                                     24,408         7,530        29,758         40,018        101,714
Net Earnings per Share:
  Basic                                        $   0.16      $   0.05      $   0.20       $   0.28     $     0.69
  Diluted                                      $   0.16      $   0.05      $   0.20       $   0.27     $     0.67

                                                                           Fiscal 1997
                                                                         Quarters Ended
                                                Aug. 25       Nov. 24       Feb. 23        May 25         Total
                                               --------      --------      --------       ---------     ----------
Sales                                          $805,555      $748,757      $800,846       $ 816,652     $3,171,810
Gross Profit                                    167,935       118,189       147,559         162,148        595,831
Earnings (Loss) before Interest and Taxes        33,826       (10,196)       27,247        (183,072)      (132,195)
Earnings (Loss) before Taxes                     28,893       (15,819)       21,613        (189,173)      (154,486)
Net Earnings (Loss)                              20,473       (11,169)       15,723        (116,056)       (91,029)
Net Earnings (Loss) per Share:
  Basic                                        $   0.13      $  (0.07)     $   0.10       $   (0.76)    $    (0.59)
  Diluted                                      $   0.13      $  (0.07)     $   0.10       $   (0.76)    $    (0.59)


DARDEN RESTAURANTS, INC.
1998 FINANCIAL STATEMENTS BOOKLET IN THE
COMPANY'S 1998 ANNUAL REPORT TO STOCKHOLDERS
PAGE 23

FIVE YEAR FINANCIAL SUMMARY

(Dollar amounts in thousands, except per share data)

                                                                        Fiscal Year Ended
                                                                                                Pro Forma
                                                May 31,       May 25,        May 26,       May 28,       May 29,
                                                 1998          1997           1996          1995          1994
                                              -----------   -----------   -----------    -----------   -----------
OPERATION RESULTS
Sales                                         $ 3,287,017   $ 3,171,810   $ 3,191,779    $ 3,163,289   $ 2,962,980
Costs and Expenses:
  Cost of Sales:
    Food and beverages                          1,083,629     1,077,316     1,062,624      1,093,896     1,014,066
    Restaurant labor                            1,062,490     1,017,315       954,886        931,553       868,178
    Restaurant expenses                           482,311       481,348       455,626        470,194       442,769
                                              -----------   -----------   -----------    -----------   -----------
      Total Cost of Sales                     $ 2,628,430   $ 2,575,979   $ 2,473,136    $ 2,495,643   $ 2,325,013
                                              -----------   -----------   -----------    -----------   -----------

Restaurant Operating Profit                       658,587       595,831       718,643        667,646       637,967
                                              -----------   -----------   -----------    -----------   -----------

Selling, General and Administrative               358,542       361,263       373,920        351,197       306,516
Depreciation and Amortization                     126,289       136,876       134,599        135,472       124,732
Interest, Net                                      20,084        22,291        21,406         21,901        18,394
                                              -----------   -----------   -----------    -----------   -----------
      Total Costs and Expenses                $ 3,133,345   $ 3,096,409   $ 3,003,061    $ 3,004,213   $ 2,774,655
                                              -----------   -----------   -----------    -----------   -----------

Earnings before Restructuring and Asset
  Impairment Expenses and Income Taxes            153,672        75,401       188,718        159,076       188,325
Income Taxes before Restructuring and
  Asset Impairment Expenses                        51,958        21,071        69,514         50,817        68,451
                                              -----------   -----------   -----------    -----------   -----------

Earnings from Operations before
  Restructuring and Asset Impairment
  Expenses and Accounting Changes                 101,714        54,330       119,204        108,259       119,874
Cumulative Effect of Accounting Changes                                                                      3,661
Restructuring and Asset Impairment
  Expenses, Net of Income Taxes                                 145,359        44,849         59,085
                                              -----------   -----------   -----------    -----------   -----------

Net Earnings (Loss)                           $   101,714   $   (91,029)  $    74,355    $    49,174   $   123,535
                                              ===========   ===========   ===========    ===========   ===========

Earnings per Share from Operations before
  Restructuring and Asset Impairment
  Expenses and Accounting Changes:
    Basic                                     $      0.69   $      0.35   $      0.75    $      0.68   $      0.75
    Diluted                                   $      0.67   $      0.35   $      0.74
Net Earnings (Loss) per Share from
  Operations after Restructuring and Asset
  Impairment Expenses:
    Basic                                     $      0.69   $    (0.59)   $      0.47    $      0.31   $      0.78
    Diluted                                   $      0.67   $    (0.59)   $      0.46
Average Number of Common Shares
  Outstanding, Net of Shares Held in
  Treasury (in 000's):
    Basic                                         148,300       155,600       158,700        158,000       159,100
    Diluted                                       151,400       155,600       161,300
                                              -----------   -----------   -----------    -----------   -----------

FINANCIAL POSITION
Total Assets                                  $ 1,984,742   $ 1,963,722   $ 2,088,504    $ 2,113,381   $ 1,859,124
Land, Buildings and Equipment                   1,490,348     1,533,272     1,702,861      1,737,982     1,564,245
Working Capital (deficit)                        (161,123)     (143,211)     (157,326)      (209,609)     (152,926)
Long-term Debt                                    310,608       313,192       301,205        303,860       303,971
Stockholders' Equity                            1,019,845     1,081,213     1,222,637      1,173,962     1,057,319
Stockholders' Equity per Share                       7.23          7.07          7.70           7.43          6.65
                                              -----------   -----------   -----------    -----------   -----------

OTHER STATISTICS
Cash Flow from Operations                     $   236,125   $   189,203   $   294,032    $   273,978   $   262,018
Capital Expenditures                              112,168       159,688       213,905        357,904       335,031
Dividends Paid                                     11,681        12,385        12,647
Dividends Paid per Share                             0.08          0.08          0.08
Advertising Expense                           $   186,261   $   204,321   $   239,526    $   211,904   $   173,053
Number of Employees                               114,800       114,600       119,100        124,700       115,200
Number of Restaurants                               1,151         1,182         1,217          1,243         1,158
Stock Price:
  High                                        $    18.125   $    12.125   $    14.000    $    10.875
  Low                                               8.125         6.750         9.750          9.375
  Close                                            15.438         8.250        11.750         10.875
