Form 10-K, Exhibit 13
period 1999-05-30
DARDEN RESTAURANTS INC
filed 1999-08-23
CIK 940944

EXHIBIT 13

                 PORTIONS OF 1999 ANNUAL REPORT TO STOCKHOLDERS
                       (incorporated by reference herein)

                                                                      EXHIBIT 13
DARDEN RESTAURANTS, INC.
1999 Annual Report to Stockholders
PAGE 22

MANAGEMENT'S DISCUSSION OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
------------------------------------------------------------------------

Darden Restaurants, Inc. (Darden or the Company) was created as an independent, publicly held company in May 1995 through the spin-off of all of General Mills' restaurant operations to its shareholders. Darden operates 1,139 Red Lobster, Olive Garden and Bahama Breeze restaurants in the U.S. and Canada and licenses 38 restaurants in Japan. All of the restaurants in the U.S. and Canada are operated by the Company with no franchising.

This discussion should be read in conjunction with the business information and the consolidated financial statements and related notes found elsewhere in this report. Darden's fiscal year ends on the last Sunday in May.

REVENUES

Total revenues in 1999 (52 weeks) were $3.46 billion, a five percent increase from 1998 (53 weeks). Total revenues in 1998 were $3.29 billion, a four percent increase from 1997.

COSTS AND EXPENSES

Food and beverage costs for 1999 were 32.8 percent of sales, a decrease of 0.2 percentage points from 1998 and a decrease of 1.2 percentage points from 1997. The higher level of food and beverage costs for 1997, as a percentage of sales, primarily resulted from the repositioning strategy at Red Lobster, initiated in 1997's second quarter, that lowered check averages and improved food by providing larger portions and enhancing food quality and presentation. Profit margins increased during 1999 and 1998 primarily as a result of increased sales, higher margin food items and favorable food costs.

Restaurant labor was comparable year to year at 32.3 percent of sales in 1999 against 32.3 percent in 1998 and 32.1 percent in 1997.

Restaurant expenses (primarily lease expenses, property taxes, utilities and workers' compensation costs) decreased in 1999 to 14.3 percent of sales compared to 14.7 percent in 1998 and 15.2 percent in 1997. The 1999 and 1998 decreases resulted primarily from increased sales levels.

Selling, general and administrative expenses declined in 1999 to 10.4 percent of sales compared to 10.9 percent in 1998 and 11.4 percent in 1997. The 1999 and 1998 declines resulted from an overall decrease in marketing costs each year and increased sales levels.

Depreciation and amortization expense of 3.6 percent of sales in 1999 decreased from 3.8 percent in 1998 and 4.3 percent in 1997. The 1999 and 1998 decreases resulted from increased sales levels, restaurant closings and asset impairment write-downs that occurred during 1997's fourth quarter. Interest expense of 0.6 percent of sales in 1999 and 1998 decreased from 0.7 percent in 1997.

INCOME FROM OPERATIONS

Pre-tax earnings before restructuring credit increased by 35 percent in 1999 to $207.4 million, compared to $153.7 million in 1998 and $75.4 million before restructuring and asset impairment charges in 1997. The increase in 1999 was mainly attributable to annual same-restaurant sales increases in the U.S. for both Red Lobster and Olive Garden totaling 7.4 percent and 9.0 percent, respectively. Red Lobster and Olive Garden have enjoyed six and 19 consecutive quarters of same-restaurant sales increases, respectively. The increase in 1998 was mainly attributable to substantially higher earnings at Red Lobster resulting from actions beginning in the second quarter of 1997 intended to enhance long-term performance through new menu items, bolder flavors, more choices at lower prices and service improvements. Olive Garden also posted a solid increase in earnings in 1998. Fiscal 1998 same-restaurant sales increases in the U.S. for Red Lobster and Olive Garden totaled 2.5 percent and 8.3 percent, respectively.

PROVISION FOR INCOME TAXES

The effective tax rate for 1999 before restructuring credit was 34.8 percent compared to 33.8 percent in 1998 and 27.9 percent before restructuring and asset impairment charges in 1997. The higher effective tax rate in 1999 resulted from higher pre-tax earnings. The 34.9 percent rate in 1999, after restructuring credit, compared to 1998's 33.8 percent rate and to 1997's 41.1 percent benefit after restructuring and asset impairment charges. The unusual effective rate in 1997 resulted from operating losses combined with federal income tax credits, both of which created an income tax benefit.

NET EARNINGS AND NET EARNINGS PER SHARE BEFORE RESTRUCTURING AND ASSET IMPAIRMENT EXPENSE OR (CREDIT)

Net earnings before restructuring credit for 1999 of $135.3 million or 96 cents per diluted share increased 33 percent, compared to 1998 net earnings of $101.7 million or 67 cents per diluted share. 1998 net earnings increased 87 percent, compared to net earnings before restructuring and asset impairment charges for 1997 of $54.3 million or 35 cents per diluted share.

NET EARNINGS (LOSS) AND NET EARNINGS (LOSS) PER SHARE

Net earnings after restructuring credit for 1999 of $140.5 million (99 cents per diluted share) compared with 1998's net earnings of $101.7 million (67 cents per diluted share) and 1997's net loss after restructuring and asset impairment charges of $(91.0) million (59 cents per diluted share).

DARDEN RESTAURANTS, INC.
1999 Annual Report to Stockholders
PAGE 23

During 1997, an after-tax restructuring and asset impairment charge of $145.4 million (93 cents per diluted share) was taken in the fourth quarter related to low-performing restaurant properties in the U.S. and Canada and other long-lived assets including those restaurants that have been closed. The pre-tax charge includes approximately $160.7 million of non-cash charges primarily related to the write-down of buildings and equipment to net realizable value and approximately $69.2 million of charges to be settled in cash related to carrying costs of buildings and equipment prior to their disposal, lease buy-out provisions, employee severance and other costs. Cash required to carry out these activities is being provided by operations and the sale of closed properties (see Note 3 of Notes to Consolidated Financial Statements).

During 1999, an after-tax restructuring credit of $5.2 million (four cents per diluted share) was taken in the fourth quarter as the Company reversed a portion of its 1997 restructuring liability. The reversal resulted from the Company's decision to close fewer restaurants than identified for closure as part of the restructuring action. The credit has no effect on the Company's cash flow.
(See Note 3 of Notes to Consolidated Financial Statements.)

LIQUIDITY AND CAPITAL RESOURCES

The Company intends to manage its business and its financial ratios to maintain an investment grade bond rating, which allows access to financing at reasonable costs. Currently, the Company's publicly issued long-term debt carries "Baa1" (Moody's Investor Services, Inc.), "BBB" (Standard & Poor's Corporation) and "BBB+" (Duff & Phelps Corporation) ratings. The Company's commercial paper has ratings of "P-2" (Moody's), "A-2" (Standard & Poor's) and "D-2" (Duff & Phelps).

Darden's long-term debt includes $150 million of 6.375 percent notes due in 2006 and $100 million of 7.125 percent debentures due in 2016. The effective annual interest rate is 7.57 percent for the notes and 7.82 percent for the debentures, after consideration of loan costs, issuance discounts and costs to terminate an interest-rate swap agreement that was established prior to the distribution from General Mills.

Darden's long-term debt also includes a $66.9 million commercial bank loan to the Company, with an outstanding principal balance of $60.2 million as of May 30, 1999, that is used to support two loans from the Company to the Employee Stock Ownership Plan portion of the Darden Savings Plan (the ESOP). During the fiscal year ended May 25, 1997, the ESOP refinanced $50 million in existing debt which was previously guaranteed by the Company. The refinancing was accomplished by the commercial bank's loan to the Company and a corresponding loan from the Company to the ESOP.

Commercial paper is the primary source of short-term financing. Bank credit lines are maintained to ensure availability of short-term funds on an as-needed basis. Available fee-paid credit lines, all of which are unused at May 30, 1999, total $250 million.

The Company's adjusted debt-to-total capital ratio (which includes 6.25 times the total annual restaurant minimum rent and 3.00 times the total annual restaurant equipment minimum rent as a component of debt and total capital) was 39 percent and 38 percent at May 30, 1999, and May 31, 1998, respectively. The Company's fixed-charge coverage ratio, which measures the number of times each year that the Company earns enough to cover its fixed charges, amounted to 6.2 times at May 30, 1999, and 5.0 times at May 31, 1998. Based on these ratios, the Company believes its financial condition remains strong. The composition of the Company's capital structure is shown in the following table.

                                             May 30, 1999          May 31, 1998
CAPITAL STRUCTURE                           $ In millions         $ In millions
--------------------------------------------------------------------------------
Short-term debt                               $    23.5             $    75.1
Long-term debt                                    316.5                 310.6
--------------------------------------------------------------------------------
Total debt                                        340.0                 385.7
Stockholders' equity                              964.0               1,019.8
--------------------------------------------------------------------------------
Total capital                                 $ 1,304.0             $ 1,405.5
--------------------------------------------------------------------------------
ADJUSTMENTS TO CAPITAL
--------------------------------------------------------------------------------
Leases-debt equivalent                            266.0                 250.0
Adjusted total debt                               606.0                 635.7
Adjusted total capital                        $ 1,570.0             $ 1,655.5
Debt-to-total capital ratio                         26%                   27%
Adjusted debt-to-total capital ratio                39%                   38%
================================================================================

DARDEN RESTAURANTS, INC.
1999 Annual Report to Stockholders
PAGE 24

In 1999, the Company declared eight cents per share in annual dividends paid in two installments. In December 1998, the Company's Board approved an additional authorization for the ongoing stock buy-back plan whereby the Company may purchase on the open market up to 13.8 million additional shares of Darden common stock. This buy-back authorization is in addition to three previously approved authorizations by the Board in December 1997, September 1996 and December 1995 covering open market purchases of up to 15.0 million, 9.3 million and 6.5 million shares, respectively, of Darden common stock. As of May 30, 1999, 32.6 million shares were purchased under these programs.

The Company typically carries current liabilities in excess of current assets, because the restaurant business receives substantially immediate payment for sales (nominal receivables), while inventories and other current liabilities normally carry longer payment terms (usually 15 to 30 days). The seasonal variation in net working capital is typically in the $10 million to $50 million range.

The Company requires capital principally for building new restaurants, replacing equipment and remodeling existing units. Capital expenditures were $124 million in 1999, compared to $112 million in 1998, and $160 million in 1997 because of decisions to temporarily slow the growth in new Olive Garden and Red Lobster units. The 1999, 1998 and 1997 capital expenditures and dividend requirements were financed primarily through internally generated funds. The Company generated $348 million, $236 million, and $189 million in funds from operating activities during 1999, 1998, and 1997, respectively.

IMPACT OF YEAR 2000

Background

In the past, many computers, software programs, and other information technology ("IT systems"), as well as other equipment relying on microprocessors or similar circuitry ("non-IT systems"), were written or designed using two digits, rather than four, to define the applicable year. As a result, date-sensitive systems (both IT systems and non-IT systems) may recognize a date identified with "00" as the year 1900, rather than the year 2000. This is generally described as the Year 2000 issue. If this situation occurs, the potential exists for system failures or miscalculations, which could negatively impact business operations.

The Securities and Exchange Commission (SEC) has asked public companies to disclose four general types of information related to Year 2000 preparedness: the company's state of readiness, costs (historical and prospective), risks and contingency plans. Accordingly, the Company has included the following discussion in this report, in addition to the Year 2000 disclosures previously filed with the SEC.

State of Readiness

The Company began a concerted effort and established a dedicated project team to address its Year 2000 issues in fiscal year 1997. In fiscal year 1998, the Company formalized a task force (the Year 2000 Project Office) to coordinate the Company's response to Year 2000 issues. The Year 2000 Project Office reports to the Chief Executive Officer, his executive team, and the Audit Committee of the Company's Board of Directors.

Under the auspices of the Year 2000 Project Office, the Company believes that it has identified all significant IT systems and non-IT systems that require modification in connection with Year 2000 issues. Internal and external resources were used to make the required modifications and test Year 2000 readiness. The required modifications and testing of all significant systems have been completed.

In addition, through its Year 2000 Project Office, the Company has communicated with suppliers, banks, vendors and others with whom it does significant business (collectively, its business partners) to determine their Year 2000 readiness and the extent to which the Company is vulnerable to any other organization's Year 2000 issues. Based on these communications and related responses, the Company is monitoring the Year 2000 preparations and state of readiness of its business partners. Although the Company is not aware of any significant Year 2000 problems with its business partners, there can be no guarantee that the systems of other organizations on which the Company's systems rely will be converted in a timely manner, or that a failure to convert by another organization, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company.

Costs

The total costs to the Company of Year 2000 activities has not been and is not anticipated to be material to its financial position or results of operations in any given year. As of the end of 1999, the Company had spent approximately $3.2 million on Year 2000 issues. This amount does not include the costs incurred to develop and install new systems resulting from the Company's seafood inventory accounting system project, which was already contemplated for replacement. The total costs to the Company of addressing Year 2000 issues is estimated to be less than $5 million. These total costs are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third-party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved, and actual results could differ from those estimates.

DARDEN RESTAURANTS, INC.
1999 Annual Report to Stockholders
PAGE 25

Risks

The Company utilizes IT systems and non-IT systems in many aspects of its business. Year 2000 problems in some of the Company's systems could possibly disrupt operations at some restaurants, but the Company does not expect that any such disruption would have a material adverse impact on the Company's operating results.

The Company is also exposed to the risk that one or more of its suppliers or vendors could experience Year 2000 problems that could impact the ability of such suppliers or vendors to provide goods and services. Although this risk is lessened by the availability of alternative suppliers, the disruption of certain services, such as utilities, could, depending upon the extent of the disruption, potentially have a material adverse impact on the Company's operations.

Contingency Plans

The Year 2000 Project Office is in the final stages of developing contingency plans for the Company's significant IT systems and non-IT systems requiring Year 2000 modification. In addition, the Company has developed contingency plans to deal with the possibility that some suppliers or vendors might fail to provide goods and services on a timely basis as a result of Year 2000 problems. These contingency plans include the identification, acquisition and/or preparation of backup systems, suppliers and vendors.

FORWARD-LOOKING STATEMENTS

Certain information included in this report and other materials filed or to be filed by the Company with the Securities and Exchange Commission (as well as information included in oral statements or written statements made or to be made by the Company) may contain statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements include information relating to current expansion plans, business development activities, and Year 2000 compliance. Such forward-looking information is based on assumptions concerning important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those relating to real estate development and construction activities, the issuance and renewal of licenses and permits for restaurant development and operation, economic conditions, changes in federal or state laws or the administration of such laws, and the Year 2000 readiness of suppliers, banks, vendors and others having a direct or indirect business relationship with the Company.

DARDEN RESTAURANTS, INC.
1999 Annual Report to Stockholders
PAGE 26

INDEPENDENT AUDITORS' REPORT
----------------------------

The Board of Directors and Stockholders
Darden Restaurants, Inc.

We have audited the accompanying consolidated balance sheets of Darden Restaurants, Inc. and subsidiaries as of May 30, 1999, and May 31, 1998, and the related consolidated statements of earnings (loss), changes in stockholders' equity, and cash flows for each of the years in the three-year period ended May 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Darden Restaurants, Inc. and subsidiaries as of May 30, 1999, and May 31, 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended May 30, 1999, in conformity with generally accepted accounting principles.

/s/ KPMG LLP

Orlando, Florida
June 18, 1999

DARDEN RESTAURANTS, INC.
1999 Annual Report to Stockholders
PAGE 27

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
------------------------------------------

                                                                                Fiscal Year Ended
--------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                            May 30, 1999      May 31, 1998     May 25, 1997
--------------------------------------------------------------------------------------------------------------------
Sales                                                             $ 3,458,107       $ 3,287,017      $ 3,171,810
Costs and Expenses:
  Cost of sales:
  Food and beverages                                                1,133,705         1,083,629        1,077,316
  Restaurant labor                                                  1,117,401         1,062,490        1,017,315
  Restaurant expenses                                                 493,811           482,311          481,348
--------------------------------------------------------------------------------------------------------------------
    Total Cost of Sales                                           $ 2,744,917       $ 2,628,430      $ 2,575,979
Selling, general and administrative                                   360,909           358,542          361,263
Depreciation and amortization                                         125,327           126,289          136,876
Interest, net                                                          19,540            20,084           22,291
Restructuring and asset impairment expense  or (credit)                (8,461)                           229,887
--------------------------------------------------------------------------------------------------------------------
    Total Costs and Expenses                                      $ 3,242,232       $ 3,133,345      $ 3,326,296
--------------------------------------------------------------------------------------------------------------------
Earnings (Loss) before Income Taxes                                   215,875           153,672         (154,486)
Income Taxes                                                           75,337            51,958          (63,457)
====================================================================================================================
Net Earnings (Loss)                                               $   140,538       $   101,714      $   (91,029)
====================================================================================================================
Net Earnings (Loss) per Share:
  Basic                                                           $      1.02       $      0.69      $     (0.59)
  Diluted                                                         $      0.99       $      0.67      $     (0.59)
====================================================================================================================
Average Number of Common Shares Outstanding:
  Basic                                                               137,300           148,300          155,600
  Diluted                                                             141,400           151,400          155,600
====================================================================================================================

See accompanying notes to consolidated financial statements.

DARDEN RESTAURANTS, INC.
1999 Annual Report to Stockholders
PAGE 28

CONSOLIDATED BALANCE SHEETS
---------------------------

(In thousands)                                                       May 30, 1999              May 31, 1998
--------------------------------------------------------------------------------------------------------------------
                                     ASSETS
Current Assets:
  Cash and cash equivalents                                           $    40,960               $    33,505
  Receivables                                                              20,256                    27,312
  Inventories                                                             144,115                   182,399
  Net assets held for disposal                                             35,269                    49,230
  Prepaid expenses and other current assets                                21,475                    20,498
  Deferred income taxes                                                    65,662                    84,597
--------------------------------------------------------------------------------------------------------------------
    Total Current Assets                                              $   327,737               $   397,541
Land, Buildings and Equipment                                           1,473,535                 1,490,348
Other Assets                                                              104,388                    96,853
--------------------------------------------------------------------------------------------------------------------
    Total Assets                                                      $ 1,905,660               $ 1,984,742
====================================================================================================================
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable                                                    $   144,725               $   132,938
  Short-term debt                                                          23,500                    75,100
  Current portion of long-term debt                                         2,386                         5
  Accrued payroll                                                          74,265                    73,240
  Accrued income taxes                                                     16,544                     1,067
  Other accrued taxes                                                      25,965                    24,172
  Other current liabilities                                               246,830                   252,142
-------------------------------------------------------------------------------------------------------------------
    Total Current Liabilities                                         $   534,215               $   558,664
Long-term Debt                                                            314,065                   310,603
Deferred Income Taxes                                                      72,086                    77,054
Other Liabilities                                                          21,258                    18,576
--------------------------------------------------------------------------------------------------------------------
    Total Liabilities                                                 $   941,624               $   964,897
--------------------------------------------------------------------------------------------------------------------
Stockholders' Equity:
  Common stock and surplus, no par value.  Authorized
    500,000 shares; issued and outstanding 164,661 and
    161,580 shares, respectively                                      $ 1,328,796               $ 1,286,191
  Preferred stock, no par value.  Authorized 25,000 shares;
    none issued and outstanding
  Retained earnings                                                       178,008                    48,327
  Treasury stock, 32,541 and 20,434 shares, at cost                      (466,902)                 (239,876)
  Accumulated other comprehensive income                                  (12,115)                  (11,749)
  Unearned compensation                                                   (63,751)                  (63,048)
--------------------------------------------------------------------------------------------------------------------
    Total Stockholders' Equity                                        $   964,036               $ 1,019,845
--------------------------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                            $ 1,905,660               $ 1,984,742
====================================================================================================================

See accompanying notes to consolidated financial statements.

DARDEN RESTAURANTS, INC.
1999 Annual Report to Stockholders
PAGE 29

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
----------------------------------------------------------

                                             Common      Retained                  Accumulated
                                              Stock      Earnings                     Other                        Total
                                               and     (Accumulated   Treasury    Comprehensive    Unearned     Stockholders'
(In thousands)                               Surplus      Deficit)      Stock        Income      Compensation      Equity
-----------------------------------------------------------------------------------------------------------------------------
Balance at May 26, 1996                    $1,266,212    $ 61,708    $ (25,037)     $(10,351)      $(69,895)     $1,222,637
Comprehensive income:
  Net loss                                                (91,029)                                                  (91,029)
  Other comprehensive income, foreign
    currency adjustment                                                                  314                            314
                                                                                                                 ----------
      Total comprehensive income                                                                                    (90,715)
Cash dividends declared ($0.08 per share)                 (12,385)                                                  (12,385)
Stock option exercises (261 shares)             1,450                                                                 1,450
Issuance of restricted stock (25 shares)          123                                                  (123)
Earned compensation                                                                                   1,302           1,302
ESOP note receivable repayments, net                                                                  2,200           2,200
Income tax benefit credited to equity             871                                                                   871
Purchases of common stock for treasury
  (5,043 shares)                                                       (44,147)                                     (44,147)
-----------------------------------------------------------------------------------------------------------------------------
Balance at May 25, 1997                     1,268,656     (41,706)     (69,184)      (10,037)       (66,516)      1,081,213
Comprehensive income:
  Net earnings                                            101,714                                                   101,714
  Other comprehensive income, foreign
    currency adjustment                                                               (1,712)                        (1,712)
                                                                                                                 ----------
      Total comprehensive income                                                                                    100,002
Cash dividends declared ($0.08 per share)                 (11,681)                                                  (11,681)
Stock option exercises (1,464 shares)          10,606                                                                10,606
Issuance of restricted stock (238
  shares), net of forfeiture adjustments        1,384                                                (1,404)            (20)
Earned compensation                                                                                   2,172           2,172
ESOP note receivable repayments                                                                       2,700           2,700
Income tax benefit credited to equity           3,808                                                                 3,808
Proceeds from issuance of equity put
  options                                       1,737                                                                 1,737
Purchases of common stock for treasury
  (13,483 shares)                                                     (170,692)                                    (170,692)
-----------------------------------------------------------------------------------------------------------------------------
Balance at May 31, 1998                     1,286,191      48,327     (239,876)      (11,749)       (63,048)      1,019,845
Comprehensive income:
  Net earnings                                            140,538                                                   140,538
  Other comprehensive income, foreign
    currency adjustment                                                                 (366)                          (366)
                                                                                                                 ----------
      Total comprehensive income                                                                                    140,172
Cash dividends declared ($0.08 per share)                 (10,857)                                                  (10,857)
Stock option exercises (2,789 shares)          25,437                                                                25,437
Issuance of restricted stock (370
  shares), net of forfeiture adjustments        4,873                                                (4,844)             29
Earned compensation                                                                                   2,341           2,341
ESOP note receivable repayments                                                                       1,800           1,800
Income tax benefit credited to equity           9,722                                                                 9,722
Proceeds from issuance of equity put
  options                                       2,184                                                                 2,184
Purchases of common stock for treasury
  (12,162 shares)                                                     (227,510)                                    (227,510)
Issuance of treasury stock under Employee
  Stock Purchase Plan (55 shares)                 389                      484                                          873
-----------------------------------------------------------------------------------------------------------------------------
Balance at May 30, 1999                    $1,328,796    $178,008    $(466,902)     $(12,115)      $(63,751)     $  964,036
=============================================================================================================================

See accompanying notes to consolidated financial statements.

DARDEN RESTAURANTS, INC.
1999 Annual Report to Stockholders
PAGE 30

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------

                                                                                Fiscal Year Ended
--------------------------------------------------------------------------------------------------------------------
(In thousands)                                                   May 30, 1999      May 31, 1998     May 25, 1997
--------------------------------------------------------------------------------------------------------------------
Cash Flows - Operating Activities
  Net Earnings (loss)                                             $  140,538        $  101,714       $  (91,029)
  Adjustments to reconcile net earnings (loss) to cash flow:
    Depreciation and amortization                                    125,327           126,289          136,876
    Amortization of unearned compensation and loan costs               4,879             4,682            3,824
    Change in current assets and liabilities                          70,924            (6,791)         (41,401)
    Change in other liabilities                                        2,682               (48)             323
    (Gain) loss on disposal of land, buildings and equipment          (1,798)            3,132            6,358
    Deferred income taxes                                             13,967             6,496          (52,068)
    Non-cash restructuring and asset impairment expense or
      (credit)                                                        (8,461)                           226,342
    Other, net                                                           162               651              (22)
--------------------------------------------------------------------------------------------------------------------
        Net Cash Provided by Operating Activities                 $  348,220        $  236,125       $  189,203
--------------------------------------------------------------------------------------------------------------------
Cash Flows - Investing Activities
  Purchases of land, buildings and equipment                        (123,673)         (112,168)        (159,688)
  Purchases of intangibles                                            (2,203)           (1,798)            (651)
  (Increase) decrease in other assets                                 (8,794)           (4,112)           1,844
  Proceeds from disposal of land, buildings and equipment
    (including net assets held for disposal)                          38,134            24,494           34,017
--------------------------------------------------------------------------------------------------------------------
        Net Cash Used by Investing Activities                     $  (96,536)       $  (93,584)      $ (124,478)
--------------------------------------------------------------------------------------------------------------------
Cash Flows - Financing Activities
  Proceeds from issuance of common stock                              26,310            10,606            1,450
  Income tax benefit credited to equity                                9,722             3,808              871
  Dividends paid                                                     (10,857)          (11,681)         (12,385)
  Purchases of treasury stock                                       (227,510)         (170,692)         (44,147)
  Loan to ESOP                                                                                          (66,900)
  ESOP note receivable repayments                                      1,800             2,700           19,100
  Increase (decrease) in short-term debt                             (51,600)           31,700          (29,200)
  Proceeds from issuance of long-term debt                             9,848                             66,900
  Repayment of long-term debt                                         (4,126)           (2,704)          (5,054)
  Payment of loan costs                                                                                    (213)
  Proceeds from issuance of equity put options                         2,184             1,737
--------------------------------------------------------------------------------------------------------------------
        Net Cash Used by Financing Activities                     $ (244,229)       $ (134,526)      $  (69,578)
--------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents                       7,455             8,015           (4,853)
Cash and Cash Equivalents - Beginning of Year                         33,505            25,490           30,343
--------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents - End of Year                           $   40,960        $   33,505       $   25,490
====================================================================================================================
Cash Flow from Changes in Current Assets and Liabilities
  Receivables                                                          7,056           (10,979)           8,439
  Refundable income taxes, net                                                          16,968          (16,968)
  Inventories                                                         38,284           (50,158)         (11,516)
  Prepaid expenses and other current assets                           (1,310)            1,236            2,589
  Accounts payable                                                    11,787            19,851          (15,109)
  Accrued payroll                                                      1,025            14,928            4,635
  Accrued income taxes                                                15,477             1,067          (12,522)
  Other accrued taxes                                                  1,793             1,992            3,259
  Other current liabilities                                           (3,188)           (1,696)          (4,208)
--------------------------------------------------------------------------------------------------------------------
Change in Current Assets and Liabilities                          $   70,924        $   (6,791)      $  (41,401)
====================================================================================================================

See accompanying notes to consolidated financial statements.

DARDEN RESTAURANTS, INC.
1999 Annual Report to Stockholders
PAGE 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

(Dollar amounts in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

A.  Principles of Consolidation
    ---------------------------

The accompanying 1999, 1998 and 1997 consolidated financial statements include the operations of Darden Restaurants, Inc. and its wholly owned subsidiaries (Darden or the Company). All significant intercompany balances and transactions have been eliminated in consolidation. Prior to 1996, the Company was a wholly-owned subsidiary of General Mills, Inc. (General Mills). The common shares of Darden were distributed by General Mills to its stockholders as of May 28, 1995.

Darden's fiscal year ends on the last Sunday in May. Fiscal years 1999 and 1997 each consisted of 52 weeks. Fiscal year 1998 consisted of 53 weeks.

B.  Inventories
    -----------

Inventories are valued at the lower of cost or market value, using the "weighted average cost" method.

C.  Land, Buildings and Equipment
    -----------------------------

All land, buildings and equipment are recorded at cost. Building components are depreciated over estimated useful lives ranging from seven to 40 years using the straight-line method. Equipment is depreciated over estimated useful lives ranging from three to ten years also using the straight-line method. Accelerated depreciation methods are generally used for income tax purposes.

In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company periodically reviews restaurant sites and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Restaurant sites and certain identifiable intangibles to be disposed of are reported at the lower of the carrying amount or fair value, less estimated costs to sell.

D.  Intangible Assets
    -----------------

The cost of intangible assets at May 30, 1999 and May 31, 1998 amounted to $14,851 and $14,594, respectively. These costs are being amortized using the straight-line method over their estimated useful lives ranging from five to 40 years. Costs capitalized principally represent the purchase costs of leases with favorable rent terms. Accumulated amortization on intangible assets as of May 30, 1999 and May 31, 1998 amounted to $4,347 and $5,135, respectively. The Audit Committee of the Board of Directors annually reviews intangible assets. At its meeting on June 21, 1999, the Board of Directors affirmed that the carrying amounts of these assets have continuing value.

E.  Liquor Licenses
    ---------------

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

F.  Foreign Currency Translation
    ----------------------------

The Canadian dollar is the functional currency for the Canadian restaurant operations. Assets and liabilities are translated using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. Translation gains and losses are accumulated in a cumulative foreign currency adjustment account included within other comprehensive income as a separate component of stockholders' equity. Gains and losses from foreign currency transactions are generally included in the consolidated statements of earnings (loss) for each period.

G.  Pre-Opening Costs
    -----------------

Prior to 1998, the Company capitalized the direct and incremental costs associated with the opening of new restaurants. These costs were amortized over a one-year period from the restaurant opening date. During 1998, the Company adopted the accounting practice of expensing these costs as incurred. This change in accounting method did not have a significant impact on the Company's financial position or results of operations.

H.  Advertising
    -----------

Production costs of commercials and programming are charged to operations in the year the advertising is first aired. The costs of other advertising, promotion and marketing programs are charged to operations in the year incurred. Advertising expense was $180,563, $186,261, and $204,321, in 1999, 1998 and
1997, respectively.

DARDEN RESTAURANTS, INC.
1999 Annual Report to Stockholders
PAGE 32

I.  Income Taxes
    ------------

The Company provides for federal and state income taxes currently payable as well as for those deferred because of temporary differences between reporting income and expenses for financial statement purposes and income and expenses for tax purposes. Federal income tax credits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

J.  Statements of Cash Flows
    ------------------------

For purposes of the consolidated statements of cash flows, amounts receivable from credit card companies and investments purchased with a maturity of three months or less are considered cash equivalents.

K.  Net Earnings (Loss) Per Share
    -----------------------------

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

Options to purchase 120,200 and 868,300 shares of common stock were excluded from the calculation of diluted earnings per share for the years ended May 30, 1999 and May 31, 1998, respectively, because their exercise prices exceeded the average market price of common shares for the period. All options were excluded from the calculation of diluted earnings per share for the year ended May 25, 1997 because their inclusion would have been antidilutive.

L.  Derivative Financial and Commodity Instruments
    ----------------------------------------------

On January 31, 1997, the Securities and Exchange Commission (SEC) issued amended disclosure rules for derivatives and exposures to market risk from derivative and other financial and certain commodity instruments. Enhanced accounting policy disclosures in accordance with this SEC release follow.

The Company may, from time to time, use financial and commodities derivatives in the management of interest rate and commodities pricing risks that are inherent in its business operations. The Company may also use financial derivatives as part of its stock repurchase program as described in Note 10. Such instruments are not held or issued for trading or speculative purposes. The Company may, from time to time, use interest rate swap and cap agreements in the management of interest rate exposure. The interest rate differential to be paid or received is normally accrued as interest rates change, and is recognized as a component of interest expense over the life of the agreements. If an agreement is terminated prior to the maturity date and is characterized as a hedge, any accrued rate differential would be deferred and recognized as interest expense over the life of the hedged item. The Company uses commodities hedging instruments, including forwards, futures and options, to reduce the risk of price fluctuations related to future raw materials requirements for commodities such as coffee, soybean oil, and shrimp. The terms of such instruments generally do not exceed 12 months, and depend on the commodity and other market factors. Deferred gains and losses are subsequently recorded as cost of products sold in the statements of earnings (loss) when the inventory is sold. If the inventory is not acquired and the hedge is disposed of, the deferred gain or loss is recognized immediately in cost of products sold. The Company believes that it does not have material risk from any of the above financial instruments, and the Company does not anticipate any material losses from the use of such instruments.

M.  Use of Estimates
    ----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

DARDEN RESTAURANTS, INC.
1999 Annual Report to Stockholders
PAGE 33

N.  Accounting for Stock Options
    ----------------------------

During 1997, the Company adopted Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," which was effective for fiscal years beginning after December 15, 1995. The statement encourages the use of a fair-value-based method of accounting for stock-based awards under which the fair value of stock options is determined on the date of grant and expensed over the vesting period. Companies may, however, continue to measure compensation costs for those plans using the method prescribed by Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." Companies that continue to apply APB 25 are required to include pro forma disclosures of net earnings (loss) and net earnings (loss) per share as if the fair-value-based method of accounting defined in SFAS 123 had been applied. The Company has elected to continue to account for such plans under the provisions of APB 25 and provide the pro forma disclosure provisions of SFAS 123.

O.  Employee Benefit Plans
    ----------------------

During 1999, the Company adopted Statement of Financial Accounting Standards No. 132 (SFAS 132), "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS 132 revises employers' disclosures related to pension and other postretirement plans by requiring, among other things, standardization of disclosures among such plans as well as additional information on the changes in benefit obligations and fair values of plan assets. SFAS 132 had no effect on the Company's financial position or results of operations as it did not change the measurement or recognition criteria for such plans.

P.  Accumulated Other Comprehensive Income
    --------------------------------------

During 1999, the Company adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income," which was effective for fiscal years beginning after December 15, 1997. SFAS 130 requires that all items required to be recognized as components of comprehensive income be reported in a financial statement with equal prominence to the other financial statements. Comprehensive income includes net earnings (loss) and other comprehensive income items such as foreign currency translation adjustments and unrealized gains and losses on investments. The Company's only item of other comprehensive income is foreign currency translation adjustments which have been reported separately within stockholders' equity.

Q.  Operating Segment
    -----------------

During 1999, the Company adopted Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information," which was effective for fiscal years beginning after December 15, 1997. SFAS 131 establishes standards for reporting information about a company's operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers.

As of May 30, 1999, the Company operated 1,139 Red Lobster, Olive Garden and Bahama Breeze restaurants in North America as part of a single operating segment. The restaurants operate principally in the United States within the casual dining industry, providing similar products to similar customers. The restaurants also possess similar pricing structures resulting in similar long-term expected financial performance characteristics. Revenues from external customers are derived principally from food and beverage sales. The Company does not rely on any major customers as a source of revenue.

R.  Future Application of Accounting Standards
    ------------------------------------------

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS 133 is effective for interim and annual periods beginning after June 15, 2000. Adoption of SFAS 133 is not expected to materially impact the Company's financial position or results of operations.

NOTE 2 - ACCOUNTS RECEIVABLE
----------------------------

Darden contracts with a national storage and distribution company to provide services that are billed to Darden on a per-case basis. In connection with these services, certain Darden inventory items are sold to the distribution company at a predetermined price when they are shipped to the distribution company's storage facilities. These items are repurchased at the same price by Darden when the inventory is delivered to Company restaurants by the distribution company. The receivable from the distribution company was $12,022 and $24,476 at May 30, 1999, and May 31, 1998, respectively.

DARDEN RESTAURANTS, INC.
1999 Annual Report to Stockholders
PAGE 34

NOTE 3 - RESTRUCTURING AND ASSET IMPAIRMENT EXPENSE OR (CREDIT)
---------------------------------------------------------------

Darden recorded asset impairment charges of $158,987 in 1997 representing the difference between fair value and carrying value of impaired assets. The asset impairment charges relate to low-performing restaurant properties and other long-lived assets including those restaurants that have been closed. Fair value is generally determined based on appraisals or sales prices of comparable properties. In connection with the closing of certain restaurant properties, the Company recorded other restructuring expenses of $70,900 in 1997.

During 1999, the Company reversed a portion of its 1997 restructuring liability totaling $8,461. The reversal resulted from the Company's decision to close fewer restaurants than identified for closure as part of the restructuring action. No restructuring or asset impairment expense or (credit) was charged to operating results during 1998.

The components of the restructuring expense or (credit) and the after-tax and earnings per share effects of the restructuring and asset impairment expense or (credit) for 1999 and 1997 are as follows:

                                                                           Fiscal Year
-------------------------------------------------------------------------------------------------
                                                                       1999            1997
-------------------------------------------------------------------------------------------------
Carrying costs of buildings and equipment prior to disposal and
   employee severance costs                                         $  (3,907)      $  27,500
Lease buy-out provisions                                               (4,554)         30,000
Other                                                                                  13,400
-------------------------------------------------------------------------------------------------
     Subtotal                                                          (8,461)         70,900
Impairment of restaurant properties and other long-lived assets                       158,987
-------------------------------------------------------------------------------------------------
Total restructuring and asset impairment expense or (credit)           (8,461)        229,887
Less related income tax effect                                          3,236         (84,528)
-------------------------------------------------------------------------------------------------
Restructuring and asset impairment expense or (credit), net of
   income taxes                                                     $  (5,225)      $ 145,359
=================================================================================================
Earnings per share effect - basic and diluted                       $   (0.04)      $    0.93
=================================================================================================

As of May 30, 1999, approximately $31,800 of carrying, employee severance and lease buy-out costs associated with the 1997 restructuring had been paid and charged against the restructuring liability. The total restructuring liability included in other current liabilities was $37,139 and $58,265 as of May 30, 1999 and May 31, 1998, respectively. The remaining restaurant closings under this restructuring action will occur during early 2000. All other actions, including disposal of the closed owned properties and the lease buy-outs related to the closed leased properties, are expected to be substantially completed during 2001.

NOTE 4 - INCOME TAXES
---------------------

The components of earnings (loss) before income taxes and the provision for income taxes thereon are as follows:

                                                       Fiscal Year
--------------------------------------------------------------------------------
                                             1999         1998         1997
--------------------------------------------------------------------------------
Earnings (loss) before income taxes:
      U.S.                                $ 212,585    $ 149,096    $(108,687)
      Canada                                  3,290        4,576      (45,799)
--------------------------------------------------------------------------------
Earnings (loss) before income taxes       $ 215,875    $ 153,672    $(154,486)
--------------------------------------------------------------------------------
Income taxes:
  Current:
      Federal                             $  53,621    $  38,730    $ (13,285)
      State and local                         7,577        6,349        1,529
      Canada                                    172          383          367
--------------------------------------------------------------------------------
    Total current                            61,370       45,462      (11,389)
--------------------------------------------------------------------------------
  Deferred (principally U.S.)                13,967        6,496      (52,068)
--------------------------------------------------------------------------------
Total income taxes                        $  75,337    $  51,958    $ (63,457)
================================================================================

During 1999, 1998 and 1997, Darden paid income taxes of $34,790, $24,630, and $15,900, respectively.

The following table is a reconciliation of the U.S. statutory income tax rate to the effective income tax rate included in the accompanying consolidated statements of earnings (loss):

                                                          Fiscal Year
--------------------------------------------------------------------------------
                                                  1999       1998       1997
--------------------------------------------------------------------------------
U.S. statutory rate                               35.0%      35.0%     (35.0)%
State and local income taxes, net of
  federal tax benefits (expense)                   3.3        3.3       (3.3)
Benefit of U.S. federal income tax credits        (4.5)      (5.8)      (5.7)
Other, net                                         1.1        1.3        2.9
--------------------------------------------------------------------------------
Effective income tax rate                         34.9%      33.8%     (41.1)%
================================================================================

DARDEN RESTAURANTS, INC.
1999 Annual Report to Stockholders
PAGE 35

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

                                              May 30, 1999       May 31, 1998
--------------------------------------------------------------------------------
Accrued liabilities                             $ 14,042           $ 14,004
Compensation and employee benefits                43,784             39,575
Asset disposition liabilities                     24,701             32,104
Operating loss and tax credit carryforwards        1,900              8,461
Net assets held for disposal                       1,339              2,074
Other                                              1,989              2,090
--------------------------------------------------------------------------------
Gross deferred tax assets                         87,755             98,308
--------------------------------------------------------------------------------
Buildings and equipment                          (58,026)           (68,405)
Prepaid pension asset                            (15,779)           (14,979)
Prepaid interest                                  (4,379)            (4,696)
Deferred rent and interest income                (10,194)
Other                                             (5,801)            (2,685)
--------------------------------------------------------------------------------
Gross deferred tax liabilities                   (94,179)           (90,765)
--------------------------------------------------------------------------------
Net deferred tax asset (liability)              $ (6,424)          $  7,543
================================================================================

A valuation allowance for deferred tax assets is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As of May 30, 1999 and May 31, 1998, no valuation allowance has been recognized in the accompanying consolidated financial statements for the deferred tax assets because the Company believes that sufficient projected future taxable income will be generated to fully utilize the benefits of these deductible amounts.

NOTE 5 - LAND, BUILDINGS AND EQUIPMENT
--------------------------------------

The components of land, buildings and equipment are as follows:

                                           May 30, 1999          May 31, 1998
--------------------------------------------------------------------------------
Land                                        $   387,050           $   382,999
Buildings                                     1,344,625             1,320,388
Equipment                                       647,687               634,626
Construction in progress                         38,859                30,418
--------------------------------------------------------------------------------
Total land, buildings and equipment           2,418,221             2,368,431
Less accumulated depreciation                  (944,686)             (878,083)
--------------------------------------------------------------------------------
Net land, buildings and equipment           $ 1,473,535           $ 1,490,348
================================================================================

NOTE 6 - OTHER ASSETS
---------------------

The components of other assets are as follows:

                                           May 30, 1999          May 31, 1998
--------------------------------------------------------------------------------
Prepaid pension                              $  41,253             $  39,160
Prepaid interest and loan costs                 22,391                24,781
Liquor licenses                                 17,657                18,140
Intangible assets                               10,504                 9,459
Prepaid equipment maintenance                    6,565
Miscellaneous                                    6,018                 5,313
--------------------------------------------------------------------------------
Total other assets                           $ 104,388             $  96,853
================================================================================

NOTE 7 - SHORT-TERM DEBT
------------------------

Short-term debt at May 30, 1999 and May 31, 1998, consisted of $23,500 and $75,100 of unsecured commercial paper borrowings with original maturities of one month or less, and interest rates ranging from 5.05 percent to 5.80 percent and
5.65 percent to 5.81 percent, respectively.

NOTE 8 - LONG-TERM DEBT
-----------------------

The components of long-term debt are as follows:

                                               May 30, 1999       May 31, 1998
--------------------------------------------------------------------------------
10-year notes and 20-year debentures
  as described below                            $  250,000         $  250,000
ESOP loan with variable rate of
  interest (5.31 percent at May 30,
  1999), due December 31, 2018                      60,200             62,000
Other                                                7,546                 24
--------------------------------------------------------------------------------
Total long-term debt                               317,746            312,024
Less issuance discount                              (1,295)            (1,416)
--------------------------------------------------------------------------------
Total long-term debt less issuance discount        316,451            310,608
Less current portion                                (2,386)                (5)
--------------------------------------------------------------------------------
Long-term debt, excluding current portion       $  314,065         $  310,603
================================================================================

In January 1996, the Company issued $150,000 of unsecured 6.375 percent notes due in February 2006 and $100,000 of unsecured 7.125 percent debentures due in February 2016. The proceeds from the issuance were used to refinance commercial paper borrowings. Concurrent with the issuance of the notes and debentures, the Company terminated, and settled for cash, interest-rate swap agreements with notional amounts totaling $200,000, which hedged the movement of interest

DARDEN RESTAURANTS, INC.
1999 Annual Report to Stockholders
PAGE 36

rates prior to the issuance of the notes and debentures. The cash paid in terminating the interest-rate swap agreements is being amortized to interest expense over the life of the notes and debentures. The effective annual interest rate is 7.57 percent for the notes and 7.82 percent for the debentures, after consideration of loan costs, issuance discounts, and interest rate swap termination costs.

The Company also maintains a revolving loan agreement expiring May 19, 2000, with a consortium of banks under which the Company can borrow up to $250,000. The loan agreement allows the Company to borrow at interest rates that vary based on the prime rate, LIBOR or a competitively bid rate among the members of the lender consortium, at the option of the Company. The loan agreement is available to support our commercial paper borrowing arrangements, if necessary. The Company is required to pay a facility fee of nine basis points per annum on the average daily amount of loan commitments by the consortium. The amount of interest and the annual facility fee are subject to change based on the Company's achievement of certain financial ratios and debt ratings. Advances under the loan agreement are unsecured. At May 30, 1999, and May 31, 1998, no borrowings were outstanding under this agreement.

The aggregate maturities of long-term debt for each of the five years subsequent to May 30, 1999 and thereafter are $2,386 in 2000, $2,513 in 2001, $2,647 in
2002, $0 in 2003 and 2004, and $310,200 thereafter.

NOTE 9 - FINANCIAL INSTRUMENTS
------------------------------

The Company has participated in the financial derivatives markets to manage its exposure to interest rate fluctuations. The Company had interest rate swaps with a notional amount of $200,000 which it used to convert variable rates on its long-term debt to fixed rates effective May 30, 1995. The Company received the one-month commercial paper interest rate and paid fixed-rate interest ranging from 7.51 percent to 7.89 percent. The interest rate swaps were settled during January 1996 at a cost to the Company of $27,670. This cost is being recognized as an adjustment to interest expense over the term of the Company's 10-year notes and 20-year debentures (see Note 8).

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

                                May 30, 1999               May 31, 1998
--------------------------------------------------------------------------------
                             Carrying     Fair          Carrying     Fair
                              Amount      Value          Amount      Value
--------------------------------------------------------------------------------
Cash and cash equivalents   $  40,960   $  40,960      $  33,505   $  33,505
Short-term debt                23,500      23,500         75,100      75,100
Total long-term debt        $ 316,451   $ 306,806      $ 310,608   $ 314,502
--------------------------------------------------------------------------------

NOTE 10 - EQUITY PUT OPTIONS
----------------------------

As a part of its stock repurchase program, the Company issued equity put options that entitle the holder to sell shares of Company common stock to the Company, at a specified price, if the holder exercises the option. In 1999 the Company issued put options for 2,000,000 shares for $2,184 in premiums. At May 30, 1999, no equity put options were outstanding.

NOTE 11 - STOCKHOLDERS' RIGHTS PLAN
-----------------------------------

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

NOTE 12 - INTEREST, NET
-----------------------

Interest expense on average ESOP debt of $61,270, $62,688, and $65,850, in 1999, 1998 and 1997, respectively, was included in compensation expense. Capitalized interest was computed using the Company's borrowing rate. The Company paid $16,356 and $17,235 for interest (net of amount capitalized) in 1999 and 1998, respectively.

DARDEN RESTAURANTS, INC.
1999 Annual Report to Stockholders
PAGE 37

The components of interest, net are as follows:

                                                     Fiscal Year
--------------------------------------------------------------------------------
                                         1999           1998           1997
--------------------------------------------------------------------------------
Interest expense                      $ 21,015       $ 21,527       $ 23,336
Capitalized interest                      (593)        (1,018)          (739)
Interest income                           (882)          (425)          (306)
--------------------------------------------------------------------------------
Interest, net                         $ 19,540       $ 20,084       $ 22,291
================================================================================

NOTE 13 - LEASES
----------------

An analysis of rent expense by property leased (all of which are accounted for as operating leases) is as follows:

                                                     Fiscal Year
--------------------------------------------------------------------------------
                                         1999           1998           1997
--------------------------------------------------------------------------------
Restaurant minimum rent               $ 38,866       $ 39,140       $ 40,616
Restaurant percentage rent               1,853          1,707          1,649
Restaurant equipment minimum rent        8,511          3,465
Restaurant rent averaging expense           13           (121)           595
Transportation equipment                 1,856          2,169          1,951
Office equipment                         1,012            990            915
Office space                               505            436            406
Warehouse space                            215            217            235
--------------------------------------------------------------------------------
Total rent expense                    $ 52,831       $ 48,003       $ 46,367
================================================================================

Minimum rental obligations are accounted for on a straight-line basis over the term of the lease. Percentage rent expense is generally based on sales levels or changes in the Consumer Price Index. Most leases require payment of property taxes, insurance and maintenance costs in addition to the rent payments. The annual non-cancelable future lease commitments for each of the five years subsequent to May 30, 1999 and thereafter are: $51,035 in 2000; $47,518 in 2001; $43,940 in 2002; $36,981 in 2003; $24,729 in 2004; and $89,869 thereafter, for a cumulative total of $294,072.

NOTE 14 - RETIREMENT PLANS
--------------------------

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

Components of net periodic benefit cost (income) are as follows:

                                                     Fiscal Year
--------------------------------------------------------------------------------
                                         1999           1998           1997
--------------------------------------------------------------------------------
Service cost                          $  3,251       $  2,576       $  3,250
Interest cost                            5,243          4,699          4,686
Expected return on plan assets         (10,247)        (8,865)        (8,318)
Amortization of unrecognized
  transition asset                        (642)          (642)          (642)
Amortization of unrecognized
  prior service cost                      (456)          (456)
Recognized net actuarial loss            1,088          1,164          1,864
--------------------------------------------------------------------------------
Net periodic benefit cost (income)    $ (1,763)      $ (1,524)      $    840
================================================================================

DARDEN RESTAURANTS, INC.
1999 Annual Report to Stockholders
PAGE 38

The following provides a reconciliation of the changes in the plan benefit obligation and fair value of plan assets for 1999 and 1998, and a statement of the funded status at May 30, 1999 and May 31, 1998, respectively:

                                               1999                               1998
-------------------------------------------------------------------------------------------------------
                                      Assets         Accumulated         Assets         Accumulated
                                      Exceed           Benefits          Exceed           Benefits
                                   Accumulated          Exceed         Accumulated         Exceed
                                     Benefits           Assets          Benefits           Assets
-------------------------------------------------------------------------------------------------------
Change in Benefit Obligation:
Projected benefit obligation at
  beginning of year                 $  73,112         $   2,286         $  59,323        $   1,974
Service cost                            3,251                               2,576
Interest cost                           5,243               187             4,699              172
Employer contributions                                       51                                 61
Actuarial (gain) loss                   4,462              (387)           10,282              130
Benefits paid                          (4,959)              (41)           (3,768)             (51)
-------------------------------------------------------------------------------------------------------
Projected benefit obligation at
  end of year                       $  81,109         $   2,096         $  73,112        $   2,286
=======================================================================================================
Change in Plan Assets:
Fair value of plan assets at
  beginning of year                 $ 105,010                           $  89,064
Actual return on plan assets            2,489                              19,714
Employer contributions                                       51                                 61
Benefits paid                          (4,959)              (41)           (3,768)             (51)
-------------------------------------------------------------------------------------------------------
Fair value of plan assets at
  end of year                       $ 102,540         $      10         $ 105,010        $      10
=======================================================================================================
Funded Status of the Plan:
Funded status at end of year           21,431            (2,086)           31,898           (2,276)
Unrecognized transition asset          (1,926)                             (2,567)
Unrecognized net actuarial loss        24,509                              13,047
Unrecognized prior service cost        (2,761)                             (3,218)
-------------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost      $  41,253         $  (2,086)        $  39,160        $  (2,276)
=======================================================================================================

The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the benefit obligations were 7.0 percent and 4.5 percent in 1999, 7.25 percent and 4.5 percent in 1998, and 8.0 percent and 6.0 percent in 1997, respectively. The expected long-term rate of return on plan assets was 10.4 percent.

The Company has a defined contribution plan covering most employees age 21 and older with at least one year of service. The Company matches participant contributions up to six percent of compensation on the basis of up to $1.00 for each dollar contributed by the participant. The plan had net assets of $316,846 at May 30, 1999 and $231,220 at May 31, 1998. Expense recognized in 1999, 1998 and 1997 was $5,054, $3,038, and $2,551, respectively. Employees classified as "highly compensated" under the Internal Revenue Code are ineligible to participate in this plan. Amounts due to highly compensated employees under a separate, nonqualified deferred compensation plan totaled $32,471 and $21,230 as May 30, 1999 and May 31, 1998, respectively.

The defined contribution plan includes an Employee Stock Ownership Plan (ESOP). This ESOP originally borrowed $50,000 from third parties guaranteed by the Company, and borrowed $25,000 from the Company at a variable interest rate. The $50,000 third party loan was refinanced in 1997 by a commercial bank's loan to the Company and a corresponding loan from the Company to the ESOP. Compensation expense is recognized as contributions are accrued. Contributions to the plan, plus the dividends accumulated on the common stock held by the ESOP, are used to pay principal, interest and expenses of the plan. As loan payments are made, common stock is allocated to ESOP participants. In 1999, 1998, and 1997, the ESOP incurred interest expense of $3,203, $3,882, and $3,815, respectively, and used dividends received of $647, $1,339, and $5,127 and contributions received from the Company of $4,368, $4,538, and $2,548, respectively, to pay principal and interest on its debt.

Company shares owned by the ESOP are included in average common shares outstanding for purposes of

DARDEN RESTAURANTS, INC.
1999 Annual Report to Stockholders
PAGE 39

calculating net earnings (loss) per share. At May 30, 1999, the ESOP's debt to the Company had a balance of $60,200 with a variable rate of interest of 5.31 percent; $43,300 of the principal balance is due to be repaid no later than December 2007, with the remaining $16,900 due to be repaid no later than December 2014. The number of Company common shares within the ESOP at May 30, 1999, approximates 12,217,000, representing 9,103,000 unreleased shares and 3,114,000 shares allocated to participants.

NOTE 15 - OTHER POST-RETIREMENT BENEFITS
----------------------------------------

The Company sponsors a plan that provides health-care benefits to its salaried retirees. The plan is contributory, with retiree contributions based on years of service.

Components of net periodic post-retirement benefit cost are as follows:

                                                     Fiscal Year
--------------------------------------------------------------------------------
                                         1999           1998           1997
--------------------------------------------------------------------------------
Service cost                            $ 267          $ 225          $ 292
Interest cost                             408            375            366
Amortization of unrecognized
  prior service cost                       18             18             67
--------------------------------------------------------------------------------
Net periodic post-retirement
  benefit cost                          $ 693          $ 618          $ 725
================================================================================

The plan is not funded and therefore there are no plan assets. The following provides a reconciliation of the change in the plan benefit obligation for 1999 and 1998, and a statement of amounts included in the consolidated balance sheets as of May 30, 1999, and May 31, 1998:

                                                         Fiscal Year
--------------------------------------------------------------------------------
                                                     1999           1998
--------------------------------------------------------------------------------
Change in Benefit Obligation:
Accumulated benefit obligation at
  beginning of year                                $ 5,823        $ 4,735
Service cost                                           267            225
Interest cost                                          408            375
Employer contributions                                  22             28
Actuarial (gain) loss                                 (780)           488
Benefits paid                                          (22)           (28)
--------------------------------------------------------------------------------
Accumulated benefit obligation at
  end of year                                      $ 5,718        $ 5,823
--------------------------------------------------------------------------------
Reconciliation to Balance Sheets:
Unrecognized net actuarial gain (loss)                 235           (376)
Unrecognized prior service cost                       (100)          (118)
--------------------------------------------------------------------------------
Accrued post-retirement benefits                   $ 5,853        $ 5,329
================================================================================

The discount rates used in determining the actuarial present value of the benefit obligations were 7.0 percent in 1999 and 7.25 percent in 1998.

The health-care cost-trend rate increase in the per-capita charges for benefits ranged from 5.4 to 6.7 percent for 2000, depending on the medical service category. The rates gradually decrease to a range of 4.6 to 5.5 percent for 2010 and remain at that level thereafter.

A one percentage-point increase or decrease in the assumed health-care cost-trend rate would increase or decrease the total of the service and interest cost components of net periodic post-retirement benefit cost by $140 and $110, respectively, and would increase or decrease the accumulated post-retirement benefit obligation by $1,099 and $875, respectively.

NOTE 16 - STOCK PLANS
---------------------

The Darden Restaurants Stock Option and Long-Term Incentive Plan of 1995 provides for the granting of stock options to key employees at a price equal to the fair market value of the shares at the date of the grant and are for terms not exceeding ten years. Fifteen million shares of common stock are authorized for issuance under the plan; 3,000,000 of these shares are authorized solely for issuance in connection with the granting of stock options in lieu of merit salary increases or other compensation or employee benefits. Such options vest at the discretion of the Compensation Committee. The plan also allows for grants of restricted stock and restricted stock units (RSUs) for up to ten percent of the shares under the plan.

No individual may receive in excess of two percent of the total number of shares authorized under the plan in restricted stock or RSUs. Restricted stock and RSUs granted under the plan vest no sooner than one year from the date of grant. No individual may receive awards covering in excess of ten percent of the total number of shares authorized for issuance under the plan.

The Darden Restaurants Stock Plan for Non-Employee Directors provides for a one-time grant to each non-employee director of an option to purchase 12,500 shares of common stock and an additional option to purchase 3,000 shares of common stock upon election or re-election at a price equal to the fair market value of the shares at the date of grant. The plan also provides for an annual grant of 3,000 shares of restricted stock to each non-employee director, as well as additional options to purchase shares of common stock in lieu of retainer and meeting fees. The terms of these grants do not exceed ten years. Up to 250,000 shares of common stock may

DARDEN RESTAURANTS, INC.
1999 Annual Report to Stockholders
PAGE 40

be issued under this plan and all options have an exercise price equal to the fair market value of the shares at the date of grant. The Darden Restaurants Compensation Plan for Non-Employee Directors provides that non-employee directors may elect to receive their annual retainer and meeting fees in cash, deferred cash or shares of common stock. The common stock issuable under the plan shall have a fair market value equivalent to the value of the foregone retainer and meeting fees. Fifty thousand shares of common stock are authorized for issuance under the plan.

The per share weighted average fair value of stock options granted during 1999, 1998 and 1997 was $10.21, $8.03 and $2.88, respectively. These amounts were determined using the Black Scholes option-pricing model which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, expected dividend payments, and the risk-free interest rate over the expected life of the option. The dividend yield was calculated by dividing the current annualized dividend by the option price for each grant. The expected volatility was determined considering stock prices for the fiscal year the grant occurred and prior fiscal years, as well as considering industry volatility data. The risk-free interest rate was the rate available on zero coupon U.S. government issues with a term equal to the remaining term for each grant. The expected life of the option was estimated based on the exercise history from previous grants.

The assumptions used in the Black Scholes model were as follows:

                                                    Stock Options
                                                Granted in Fiscal Year
--------------------------------------------------------------------------------
                                         1999           1998           1997
--------------------------------------------------------------------------------
Risk-free interest rate                  5.60%          6.25%          6.70%
Expected volatility of stock             30.0%          25.0%          22.5%
Dividend yield                            0.1%           0.1%           0.1%
Expected option life                   6.0 years      5.0 years      6.5 years
================================================================================

The expected option life decrease from 1997 to 1998 resulted principally from a change in the vesting period of Company options from five years to four years. The expected option life increase from 1998 to 1999 resulted principally from the expectation that employees will hold their options longer because of a recent history of consistent Company stock price increases. Since the Company is a relatively new public company, the expected option life may continue to vary as the Company builds a history of employee exercise habits.

The Company applies APB 25 in accounting for its stock option plans and, accordingly, no compensation cost has been recognized for its stock options in the Company's financial statements for stock options granted under any of its stock plans. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, the Company's net earnings (loss) and net earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

                                                     Fiscal Year
--------------------------------------------------------------------------------
                                         1999           1998           1997
--------------------------------------------------------------------------------
Net earnings (loss)
  As reported                         $ 140,538      $ 101,714      $(91,029)
  Pro forma                           $ 134,527      $  98,047      $(93,154)
Basic net earnings (loss) per share
  As reported                         $    1.02      $    0.69      $  (0.59)
  Pro forma                           $    0.98      $    0.66      $  (0.60)
Diluted net earnings (loss) per share
  As reported                         $    0.99      $    0.67      $  (0.59)
  Pro forma                           $    0.95      $    0.65      $  (0.60)
================================================================================

Under SFAS 123, stock options granted prior to 1996 are not required to be included as compensation in determining pro forma net earnings (loss). To determine pro forma net earnings (loss), reported net earnings (loss) have been adjusted for compensation costs associated with stock options granted during 1999, 1998 and 1997 that are expected to eventually vest.

DARDEN RESTAURANTS, INC.
1999 Annual Report to Stockholders
PAGE 41

Stock option activity during the periods indicated is as follows:

                           Weighted Average                        Weighted Average
                               Options          Exercise Price         Options          Exercise Price
                             Exercisable          Per Share          Outstanding          Per Share
----------------------------------------------------------------------------------------------------------
Balance at May 26, 1996       6,177,151            $  8.23            17,806,193           $ 10.01
----------------------------------------------------------------------------------------------------------
Options granted                                                          120,123           $  8.15
Options exercised                                                       (261,227)          $  5.69
Options cancelled                                                     (1,603,796)          $ 10.67
----------------------------------------------------------------------------------------------------------
Balance at May 25, 1997       6,832,479            $  8.81            16,061,293           $ 10.00
----------------------------------------------------------------------------------------------------------
Options granted                                                        3,335,711           $  9.83
Options exercised                                                     (1,463,788)          $  7.26
Options cancelled                                                     (1,570,316)          $ 10.48
----------------------------------------------------------------------------------------------------------
Balance at May 31, 1998       6,286,678            $  9.55            16,362,900           $ 10.16
----------------------------------------------------------------------------------------------------------
Options granted                                                        2,888,554           $ 15.37
Options exercised                                                     (2,789,237)          $  9.12
Options cancelled                                                       (962,666)          $  9.36
----------------------------------------------------------------------------------------------------------
Balance at May 30, 1999       5,883,774            $ 10.53            15,499,551           $ 11.35
==========================================================================================================

The following table provides information regarding exercisable and outstanding options as of May 30, 1999:

                                                                                                Weighted
                                           Weighted                            Weighted         Average
    Range of                               Average                             Average         Remaining
    Exercise               Options         Exercise           Options          Exercise        Contractual
 Price Per Share         Exercisable    Price Per Share     Outstanding     Price Per Share    Life (Years)
-------------------------------------------------------------------------------------------------------------
$ 5.00  -  $10.00         2,121,916        $  8.69           5,606,613         $  9.04             5.54
$10.01  -  $15.00         3,534,524        $ 11.39           6,938,761         $ 11.29             5.32
$15.01  -  $20.00           177,334        $ 15.61           2,778,361         $ 15.75             8.47
   Over $20.00                                                 175,816         $ 21.82             9.90
-------------------------------------------------------------------------------------------------------------
                          5,833,774        $ 10.53          15,499,551         $ 11.35             6.00
=============================================================================================================

DARDEN RESTAURANTS, INC.
1999 Annual Report to Stockholders
PAGE 42

NOTE 17 - EMPLOYEE STOCK PURCHASE PLAN
--------------------------------------

Effective January 1, 1999, the Company adopted the Darden Restaurants Employee Stock Purchase Plan to provide eligible employees who have completed one year of service an opportunity to purchase shares of its common stock, subject to certain limitations. Under the plan, employees may elect to purchase shares at the lower of 85 percent of the fair market value of the Company's common stock as of the first or last trading days of each quarterly participation period. During 1999, employees purchased 55,000 shares of common stock. An additional 1,345,000 shares are available for issuance as of May 30, 1999.

As the Company applies APB 25 in accounting for its Employee Stock Purchase Plan, no compensation cost has been recognized for shares issued under the plan. The impact of recognizing compensation expense for purchases made under the plan in 1999 in accordance with the fair value method specified in SFAS 123 is not significant to the Company's financial statement disclosures.

NOTE 18 - COMMITMENTS AND CONTINGENCIES
---------------------------------------

Darden makes trade commitments in the course of its normal operations and is subject to litigation incident to the conduct of its ongoing business. As of May 30, 1999, the Company was contingently liable for approximately $26,963, primarily relating to outstanding letters of credit. In the opinion of management, there are no unusual commitments or contingencies at May 30, 1999, that would materially affect the financial position or operating results of Darden.

NOTE 19 - QUARTERLY DATA (UNAUDITED)
------------------------------------

Summarized quarterly data for 1999 and 1998 are as follows:

                                                                  Fiscal 1999 - Quarters Ended
--------------------------------------------------------------------------------------------------------------------
                                               Aug. 30       Nov. 29        Feb. 28        May 30          Total
--------------------------------------------------------------------------------------------------------------------
Sales                                         $  886,057    $  791,168    $  866,907     $  913,975    $ 3,458,107
Gross Profit                                     175,105       147,111       182,510        208,464        713,190
Earnings before Interest and Taxes                59,306        29,443        62,939         83,727        235,415
Earnings before Taxes                             53,871        24,657        58,517         78,830        215,875
Net Earnings                                      35,179        15,919        38,353         51,087        140,538
Net Earnings per Share:
  Basic                                       $     0.25    $     0.11    $     0.28     $     0.38    $      1.02
  Diluted                                     $     0.24    $     0.11    $     0.27     $     0.37    $      0.99
====================================================================================================================

                                                                  Fiscal 1998 - Quarters Ended
--------------------------------------------------------------------------------------------------------------------
                                               Aug. 24       Nov. 23        Feb. 22        May 31          Total
--------------------------------------------------------------------------------------------------------------------
Sales                                         $  809,331    $  745,263    $  811,261     $  921,162    $ 3,287,017
Gross Profit                                     161,620       132,534       165,650        198,783        658,587
Earnings before Interest and Taxes                40,943        16,509        50,307         65,997        173,756
Earnings before Taxes                             36,250        11,786        45,228         60,408        153,672
Net Earnings                                      24,408         7,530        29,758         40,018        101,714
Net Earnings per Share:
  Basic                                       $     0.16    $     0.05    $     0.20     $     0.28    $      0.69
  Diluted                                     $     0.16    $     0.05    $     0.20     $     0.27    $      0.67
====================================================================================================================

DARDEN RESTAURANTS, INC.
1999 Annual Report to Stockholders
PAGE 43

Five Year Financial Summary
(In thousands, except per share data)

                                                                      Fiscal Year Ended
--------------------------------------------------------------------------------------------------------------------
                                                                                                        Pro Forma
Operating Results                         May 30, 1999   May 31, 1998   May 25, 1997   May 26, 1996   May 28, 1995
--------------------------------------------------------------------------------------------------------------------
Sales                                      $ 3,458,107    $ 3,287,017    $ 3,171,810    $ 3,191,779    $ 3,163,289
--------------------------------------------------------------------------------------------------------------------
Costs and Expenses:
  Cost of Sales:
  Food and beverages                         1,133,705      1,083,629      1,077,316      1,062,624      1,093,896
  Restaurant labor                           1,117,401      1,062,490      1,017,315        954,886        931,553
  Restaurant expenses                          493,811        482,311        481,348        455,626        470,194
--------------------------------------------------------------------------------------------------------------------
Total Cost of Sales                        $ 2,744,917    $ 2,628,430    $ 2,575,979    $ 2,473,136    $ 2,495,643
--------------------------------------------------------------------------------------------------------------------
Restaurant Operating Profit                    713,190        658,587        595,831        718,643        667,646
--------------------------------------------------------------------------------------------------------------------
Selling, General and Administrative            360,909        358,542        361,263        373,920        351,197
Depreciation and Amortization                  125,327        126,289        136,876        134,599        135,472
Interest, Net                                   19,540         20,084         22,291         21,406         21,901
Restructuring and asset impairment
  expense or (credit)                           (8,461)                      229,887         75,000         99,302
--------------------------------------------------------------------------------------------------------------------
Total Costs and Expenses                   $ 3,242,232    $ 3,133,345    $ 3,326,296    $ 3,078,061    $ 3,103,515
--------------------------------------------------------------------------------------------------------------------
Earnings (Loss) before Income Taxes            215,875        153,672       (154,486)       113,718         59,774
Income Taxes                                    75,337         51,958        (63,457)        39,363         10,600
--------------------------------------------------------------------------------------------------------------------
Net Earnings (Loss)                        $   140,538    $   101,714    $   (91,029)   $    74,355    $    49,174
--------------------------------------------------------------------------------------------------------------------
Net Earnings (Loss) per Share:
    Basic                                  $      1.02    $      0.69    $     (0.59)   $      0.47    $      0.31
    Diluted                                $      0.99    $      0.67    $     (0.59)   $      0.46
--------------------------------------------------------------------------------------------------------------------
Average Number of Common Shares
  Outstanding, Net of Shares Held in
  Treasury (in 000's):
    Basic                                      137,300        148,300        155,600        158,700        158,000
    Diluted                                    141,400        151,400        155,600        161,300
====================================================================================================================
Excluding Restructuring and Asset
  Impairment Expense or (Credit)
Earnings                                   $   135,313    $   101,714    $    54,330    $   119,204    $   108,259
Earnings per Share:
    Basic                                  $      0.99    $      0.69    $      0.35    $      0.75    $      0.68
    Diluted                                $      0.96    $      0.67    $      0.35    $      0.74
====================================================================================================================
Financial Position
Total Assets                               $ 1,905,660    $ 1,984,742    $ 1,963,722    $ 2,088,504    $ 2,113,381
Land, Buildings and Equipment                1,473,535      1,490,348      1,533,272      1,702,861      1,737,982
Working Capital (deficit)                     (206,478)      (161,123)      (143,211)      (157,326)      (209,609)
Long-term Debt                                 316,451        310,608        313,192        301,205        303,860
Stockholders' Equity                           964,036      1,019,845      1,081,213      1,222,637      1,173,962
Stockholders' Equity per Share                    7.30           7.23           7.07           7.70           7.43
====================================================================================================================
Other Statistics
Cash Flow from Operations                  $   348,220    $   236,125    $   189,203    $   294,032    $   273,978
Capital Expenditures                           123,673        112,168        159,688        213,905        357,904
Dividends Paid                                  10,857         11,681         12,385         12,647
Dividends Paid per Share                          0.08           0.08           0.08           0.08
Advertising Expense                        $   180,563    $   186,261    $   204,321    $   239,526    $   211,904
Number of Employees                            116,700        114,800        114,600        119,100        124,700
Number of Restaurants                            1,139          1,151          1,182          1,217          1,243
Stock Price:
  High                                     $    23.250    $    18.125    $    12.125    $    14.000    $    10.875
  Low                                           14.313          8.125          6.750          9.750          9.375
  Close                                         21.313         15.438          8.250         11.750         10.875
====================================================================================================================