Form 10-K405, Exhibit 13
period 2000-05-28
DARDEN RESTAURANTS INC
filed 2000-08-21
CIK 940944

EXHIBIT 13

                 PORTIONS OF 2000 ANNUAL REPORT TO STOCKHOLDERS
                       (incorporated by reference herein)

                                                                     EXHIBIT 13

DARDEN RESTAURANTS, INC.
2000 Annual Report to Stockholders
PAGE 22

MANAGEMENT'S DISCUSSION OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Darden Restaurants, Inc. (Darden or the Company) operates 1,139 Red Lobster, Olive Garden, Bahama Breeze and Smokey Bones restaurants in the U.S. and Canada and licenses 35 restaurants in Japan. All of the restaurants in the U.S. and Canada are operated by the Company with no franchising.

     This discussion should be read in conjunction with the business information and the consolidated financial statements and related notes found elsewhere in this report. Darden's fiscal year ends on the last Sunday in May.

REVENUES

Total revenues in 2000 (52 weeks) were $3.70 billion, a seven percent increase from 1999 (52 weeks). Total revenues in 1999 were $3.46 billion, a five percent increase from 1998 (53 weeks).

COSTS AND EXPENSES

Food and beverage costs for 2000 were 32.4 percent of sales, a decrease of 0.4 percentage points from 1999 and a decrease of 0.6 percentage points from 1998. The lower level of food and beverage costs for 2000, as a percentage of sales, is primarily attributable to pricing, margin improving initiatives such as waste reduction, and a lower- margin promotion run by Red Lobster during the first quarter last year.

     Restaurant  labor  decreased in 2000 to 31.9  percent of sales  compared to
32.3 percent of sales in 1999 and 1998 primarily due to efficiencies resulting from higher sales volumes.

     Restaurant expenses (primarily lease expenses, property taxes, utilities and workers' compensation costs) decreased in 2000 to 14.1 percent of sales compared to 14.3 percent in 1999 and 14.7 percent in 1998 primarily as a result of higher sales volumes and the fixed component of these expenses which are not impacted by higher sales volumes.

     Selling, general and administrative expenses decreased in 2000 to 10.3 percent of sales compared to 10.4 percent in 1999 and 10.9 percent in 1998. The decreases in 2000 and 1999 in comparison to 1998 are principally a result of reduced marketing expenses as a percent of sales offset by additional labor costs associated with new concept expansion and development.

     Depreciation and amortization expense of 3.5 percent of sales in 2000 decreased from 3.6 percent in 1999 and 3.8 percent in 1998 primarily as a result of increased sales levels. Interest expense was comparable from year to year at
0.6 percent of sales.

INCOME FROM OPERATIONS

Pre-tax earnings before net restructuring and asset impairment credit increased by 29.2 percent in 2000 to $268.0 million, compared to $207.4 million in 1999 and $153.7 million in 1998. The increase in 2000 was mainly attributable to annual same-restaurant sales increases in the U.S. for both Red Lobster and Olive Garden totaling 7.6 percent and 7.2 percent, respectively. The increase in 1999 was mainly attributable to annual same-restaurant sales increases in the U.S. for both Red Lobster and Olive Garden totaling 7.4 percent and 9.0 percent, respectively. Red Lobster and Olive Garden have enjoyed ten and 23 consecutive quarters of U.S. same-restaurant sales increases, respectively.

PROVISION FOR INCOME TAXES

The effective tax rate for 2000 before net restructuring and asset impairment credit was 35.4 percent compared to 34.8 percent in 1999 and 33.8 percent in 1998. The increase in the effective tax rates each year is a result of higher annual pre-tax earnings.

DARDEN RESTAURANTS, INC.
2000 Annual Report to Stockholders
PAGE 23

NET EARNINGS AND NET EARNINGS PER SHARE BEFORE RESTRUCTURING AND ASSET IMPAIRMENT CREDIT, NET

Net earnings before net restructuring and asset impairment credit for 2000 of $173.1 million, or $1.31 per diluted share, increased 27.9 percent, compared to 1999 net earnings before restructuring credit of $135.3 million or 96 cents per diluted share. 1999 net earnings before restructuring credit increased 33 percent, compared to net earnings for 1998 of $101.7 million or 67 cents per diluted share.

NET EARNINGS AND NET EARNINGS PER SHARE

Net earnings after net restructuring and asset impairment credit for 2000 of $176.7 million ($1.34 per diluted share) compared with 1999's net earnings after restructuring credit of $140.5 million (99 cents per diluted share) and 1998's net earnings of $101.7 million (67 cents per diluted share).

     During 1997, an after-tax restructuring and asset impairment charge of $145.4 million (93 cents per diluted share) was taken related to low-performing restaurant properties in the U.S. and Canada and other long-lived assets including those restaurants that have been closed. The pre-tax charge included approximately $160.7 million of non-cash charges primarily related to the write-down of buildings and equipment to net realizable value and approximately $69.2 million of charges to be settled in cash related to carrying costs of buildings and equipment prior to their disposal, lease buy-out provisions, employee severance and other costs. Cash required to carry out these activities is being provided by operations and the sale of closed properties.

     After-tax restructuring credits of $5.2 million and $5.2 million were taken in the fourth quarter of 2000 and 1999, respectively, as the Company reversed portions of its 1997 restructuring liability. The reversals primarily resulted from favorable lease terminations in 2000 and due to the Company's decision to close fewer restaurants than identified for closure as part of the initial restructuring action in 1999. The credits had no effect on the Company's cash flow.

     During 2000, an after-tax asset impairment charge of $1.6 million was taken in the fourth quarter related to additional write-downs of the value of properties held for disposition.

FINANCIAL CONDITION

Short-term debt totaled $115.0 million as of May 28, 2000, up from $23.5 million at May 30, 1999. The increase resulted primarily from increased share repurchase activity due to favorable Company stock prices during 2000 as well as increased spending on land, buildings and equipment.

LIQUIDITY AND CAPITAL RESOURCES

The Company intends to manage its business and its financial ratios to maintain an investment grade bond rating, which allows access to financing at reasonable costs. Currently, the Company's publicly issued long-term debt carries "Baa1" (Moody's Investor Services, Inc.), "BBB+" (Standard & Poor's Corporation) and "BBB+" (Fitch) ratings. The Company's commercial paper has ratings of "P-2" (Moody's), "A-2" (Standard & Poor's) and "F-2" (Fitch).

     Darden's long-term debt includes $150 million of 6.375 percent notes due in February 2006 and $100 million of unsecured 7.125 percent debentures due in February 2016. The effective annual interest rate is 7.57 percent for the notes and 7.82 percent for the debentures, after consideration of loan costs, issuance discounts, and interest-rate swap termination costs.

     Darden's long-term debt also includes a $66.9 million commercial bank loan with an outstanding principal balance of $52.6 million as of May 28, 2000, that is used to support two loans from the Company to the Employee Stock Ownership Plan portion of the Darden Savings Plan.

     Commercial paper is the primary source of short-term financing. Bank credit lines are maintained to ensure availability of short-term funds on an as-needed basis. Available fee-paid credit lines, all of which are unused at May 28, 2000, total $300 million.

DARDEN RESTAURANTS, INC.
2000 Annual Report to Stockholders
PAGE 24

     The Company's adjusted debt-to-total capital ratio (which includes 6.25 times the total annual restaurant minimum rent and 3.00 times the total annual restaurant equipment minimum rent as a component of debt and total capital) was 42 percent and 39 percent at May 28, 2000, and May 30, 1999, respectively. The Company's fixed-charge coverage ratio, which measures the number of times each year that the Company earns enough to cover its fixed charges, amounted to 7.1 times at May 28, 2000, and 6.2 times at May 30, 1999. Based on these ratios, the Company believes its financial condition remains strong. The composition of the Company's capital structure is shown in the following table.

$ In millions                                                               May 28, 2000          May 30, 1999
--------------------------------------------------------------------------------------------------------------------
CAPITAL STRUCTURE
Short-term debt                                                               $   115.0             $    23.5
Long-term debt                                                                    306.6                 316.5
--------------------------------------------------------------------------------------------------------------------
Total debt                                                                        421.6                 340.0
Stockholders' equity                                                              960.5                 964.0
--------------------------------------------------------------------------------------------------------------------
Total capital                                                                 $ 1,382.1             $ 1,304.0
====================================================================================================================
====================================================================================================================
ADJUSTMENTS TO CAPITAL
Leases-debt equivalent                                                            264.8                 266.0
Adjusted total debt                                                               686.4                 606.0
Adjusted total capital                                                        $ 1,646.9             $ 1,570.0
Debt-to-total capital ratio                                                        31%                   26%
Adjusted debt-to-adjusted total capital ratio                                      42%                   39%
====================================================================================================================

     On July 13, 2000, the Company filed a registration statement with the Securities and Exchange Commission. The purpose of the filing was to register $500 million of debt securities using a shelf registration process. Under this process, the Company may offer, from time to time, up to $500 million of debt securities.

     In 2000, 1999, and 1998, the Company declared eight cents per share in annual dividends paid in two installments. In March 2000, the Company's Board approved an additional authorization for the ongoing stock buy-back plan whereby the Company may purchase on the open market up to 20.0 million additional shares of Darden common stock. This buy-back authorization is in addition to previously approved authorizations by the Board covering open market purchases of up to
44.6 million shares of Darden common stock. In 2000, 1999, and 1998, the Company purchased treasury stock totaling $202 million, $228 million, and $171 million, respectively. As of May 28, 2000, 44.1 million shares have been purchased under the stock buy-back plan.

     The Company generated $337 million, $348 million and $236 million in funds from operating activities during 2000, 1999, and 1998, respectively. The Company requires capital principally for building new restaurants, replacing equipment and remodeling existing restaurants. Capital expenditures were $269 million in 2000, compared to $124 million in 1999, and $112 million in 1998. The increased expenditures in 2000 resulted primarily from new restaurant growth as well as remodeling activity at Olive Garden and Red Lobster restaurants. The 2000, 1999, and 1998 capital expenditures, treasury stock purchases and dividend requirements were financed primarily through the issuance of commercial paper and internally generated funds. This has resulted in the Company carrying current liabilities in excess of current assets.

YEAR 2000

During 2000 and 1999, the Company addressed a matter commonly referred to as the "Year 2000" issue. The Company implemented extensive testing of its own date-sensitive systems and also assessed the year 2000 compliance status of third parties such as suppliers, banks, vendors and others with whom it does significant business. As of the end of 2000, the Company had spent approximately $3.4 million on the Year 2000 issue. The Company has not experienced any material Year 2000

DARDEN RESTAURANTS, INC.
2000 Annual Report to Stockholders
PAGE 25

problems nor does it believe there will be any future material adverse impact to the Company's business, operations or financial position as a result of the Year 2000 issue.

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

DARDEN RESTAURANTS, INC.
2000 Annual Report to Stockholders
PAGE 26

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Darden Restaurants, Inc.

We have audited the accompanying consolidated balance sheets of Darden Restaurants, Inc. and subsidiaries as of May 28, 2000, and May 30, 1999, and the related consolidated statements of earnings, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended May 28, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Darden Restaurants, Inc. and subsidiaries as of May 28, 2000, and May 30, 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended May 28, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Orlando, Florida
June 20, 2000,
  except as to Note 18, which is as of July 13, 2000

DARDEN RESTAURANTS, INC.
2000 Annual Report to Stockholders
PAGE 27

CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                Fiscal Year Ended
--------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                            May 28, 2000      May 30, 1999     May 31, 1998
--------------------------------------------------------------------------------------------------------------------
Sales                                                             $ 3,701,256       $ 3,458,107      $ 3,287,017
Costs and Expenses:
   Cost of sales:
     Food and beverage                                              1,199,709         1,133,705        1,083,629
     Restaurant labor                                               1,180,090         1,117,401        1,062,490
     Restaurant expenses                                              521,159           493,811          482,311
--------------------------------------------------------------------------------------------------------------------
       Total Cost of Sales                                        $ 2,900,958       $ 2,744,917      $ 2,628,430
   Selling, general and administrative                                379,470           360,909          358,542
   Depreciation and amortization                                      130,464           125,327          126,289
   Interest, net                                                       22,388            19,540           20,084
   Restructuring and asset impairment credit, net                      (5,931)           (8,461)
--------------------------------------------------------------------------------------------------------------------
         Total Costs and Expenses                                 $ 3,427,349       $ 3,242,232      $ 3,133,345
--------------------------------------------------------------------------------------------------------------------
Earnings before Income Taxes                                          273,907           215,875          153,672
Income Taxes                                                           97,202            75,337           51,958
--------------------------------------------------------------------------------------------------------------------
Net Earnings                                                      $   176,705       $   140,538      $   101,714
====================================================================================================================
Net Earnings per Share:
   Basic                                                          $      1.38       $      1.02      $      0.69
   Diluted                                                        $      1.34       $      0.99      $      0.67
====================================================================================================================
Average Number of Common Shares Outstanding:
   Basic                                                              128,500           137,300          148,300
   Diluted                                                            131,900           141,400          151,400
====================================================================================================================

See accompanying notes to consolidated financial statements.

DARDEN RESTAURANTS, INC.
2000 Annual Report to Stockholders
PAGE 28

CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------------------------------------------
(In thousands)                                                       May 28, 2000              May 30, 1999
--------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
   Cash and cash equivalents                                          $    26,102               $    40,960
   Receivables                                                             27,962                    20,256
   Inventories                                                            142,187                   140,702
   Net assets held for disposal                                            19,614                    35,269
   Prepaid expenses and other current assets                               26,525                    21,475
   Deferred income taxes                                                   48,070                    65,662
--------------------------------------------------------------------------------------------------------------------
     Total Current Assets                                             $   290,460               $   324,324
Land, Buildings and Equipment                                           1,578,541                 1,461,535
Other Assets                                                              102,422                   104,388
--------------------------------------------------------------------------------------------------------------------
         Total Assets                                                 $ 1,971,423               $ 1,890,247
====================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Accounts payable                                                   $   140,487               $   144,725
   Short-term debt                                                        115,000                    23,500
   Current portion of long-term debt                                        2,513                     2,386
   Accrued payroll                                                         77,805                    74,265
   Accrued income taxes                                                    33,256                    16,544
   Other accrued taxes                                                     25,524                    25,965
   Other current liabilities                                              212,302                   231,417
--------------------------------------------------------------------------------------------------------------------
     Total Current Liabilities                                        $   606,887               $   518,802
Long-term Debt                                                            304,073                   314,065
Deferred Income Taxes                                                      79,102                    72,086
Other Liabilities                                                          20,891                    21,258
--------------------------------------------------------------------------------------------------------------------
       Total Liabilities                                              $ 1,010,953               $   926,211
--------------------------------------------------------------------------------------------------------------------
Stockholders' Equity:
   Common stock and surplus,  no par value.
     Authorized  500,000 shares; issued
     165,977 and 164,661 shares, respectively;
     outstanding 122,192 and 132,120
     shares, respectively                                             $ 1,351,707               $ 1,328,796
   Preferred stock, no par value.  Authorized 25,000 shares;
     None issued and outstanding
   Retained earnings                                                      344,579                   178,008
   Treasury stock, 43,785 and 32,541 shares, at cost                     (666,837)                 (466,902)
   Accumulated other comprehensive income                                 (12,457)                  (12,115)
   Unearned compensation                                                  (56,522)                  (63,751)
--------------------------------------------------------------------------------------------------------------------
       Total Stockholders' Equity                                     $   960,470               $   964,036
--------------------------------------------------------------------------------------------------------------------
         Total Liabilities and Stockholders' Equity                   $ 1,971,423               $ 1,890,247
====================================================================================================================

See accompanying notes to consolidated financial statements.

DARDEN RESTAURANTS, INC.
2000 Annual Report to Stockholders
PAGE 29

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

-------------------------------------------------------------------------------------------------------------------------
                                            Common     Retained                Accumulated
                                             Stock     Earnings                   Other                         Total
                                              and    (Accumulated   Treasury  Comprehensive     Unearned    Stockholders'
(In thousands, except per share data)       Surplus     Deficit)      Stock       Income      Compensation     Equity
-------------------------------------------------------------------------------------------------------------------------
Balance at May 25, 1997                   $1,268,656   $(41,706)   $ (69,184)   $(10,037)       $(66,516)    $1,081,213
Comprehensive income:
   Net earnings                                         101,714                                                 101,714
   Other comprehensive income, foreign
     currency adjustment                                                          (1,712)                        (1,712)
                                                                                                             ----------
       Total comprehensive income                                                                               100,002
Cash dividends declared ($0.08 per share)               (11,681)                                                (11,681)
Stock option exercises (1,464 shares)         10,606                                                             10,606
Issuance of restricted stock (238
   shares), net of forfeiture adjustments      1,384                                              (1,404)           (20)
Earned compensation                                                                                2,172          2,172
ESOP note receivable repayments                                                                    2,700          2,700
Income tax benefit credited to equity          3,808                                                              3,808
Proceeds from issuance of equity put
   options                                     1,737                                                              1,737
Purchases of common stock for treasury
   (13,483 shares)                                                  (170,692)                                  (170,692)
-------------------------------------------------------------------------------------------------------------------------
Balance at May 31, 1998                    1,286,191     48,327     (239,876)    (11,749)        (63,048)     1,019,845
-------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net earnings                                         140,538                                                 140,538
   Other comprehensive income, foreign
     currency adjustment                                                            (366)                          (366)
                                                                                                             ----------
       Total comprehensive income                                                                               140,172
Cash dividends declared ($0.08 per share)               (10,857)                                                (10,857)
Stock option exercises (2,789 shares)         25,437                                                             25,437
Issuance of restricted stock (370
   shares), net of forfeiture adjustments      4,873                                              (4,844)            29
Earned compensation                                                                                2,341          2,341
ESOP note receivable repayments                                                                    1,800          1,800
Income tax benefit credited to equity          9,722                                                              9,722
Proceeds from issuance of equity put
   options                                     2,184                                                              2,184
Purchases of common stock for treasury
   (12,162 shares)                                                  (227,510)                                  (227,510)
Issuance of treasury stock under Employee
   Stock Purchase Plan (55 shares)               389                     484                                        873
-------------------------------------------------------------------------------------------------------------------------
Balance at May 30, 1999                    1,328,796    178,008     (466,902)    (12,115)        (63,751)       964,036
-------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net earnings                                         176,705                                                 176,705
   Other comprehensive income, foreign
     currency adjustment                                                            (342)                          (342)
                                                                                                             ----------
       Total comprehensive income                                                                               176,363
Cash dividends declared ($0.08 per share)               (10,134)                                                (10,134)
Stock option exercises (1,153 shares)         10,212                                                             10,212
Issuance of restricted stock (163
   shares), net of forfeiture adjustments      3,638                                              (3,685)           (47)
Earned compensation                                                                                3,314          3,314
ESOP note receivable repayments                                                                    7,600          7,600
Income tax benefit credited to equity          5,506                                                              5,506
Proceeds from issuance of equity put
   options                                     1,814                                                              1,814
Purchases of common stock for treasury
   (11,487 shares)                                                  (202,105)                                  (202,105)
Issuance of treasury stock under Employee
   Stock Purchase Plan (243 shares)            1,741                   2,170                                      3,911
-------------------------------------------------------------------------------------------------------------------------
Balance at May 28, 2000                   $1,351,707   $344,579    $(666,837)   $(12,457)       $(56,522)    $  960,470
-------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

DARDEN RESTAURANTS, INC.
2000 Annual Report to Stockholders
PAGE 30

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                Fiscal Year Ended
--------------------------------------------------------------------------------------------------------------------
(In thousands)                                                   May 28, 2000      May 30, 1999     May 31, 1998
--------------------------------------------------------------------------------------------------------------------
Cash Flows - Operating Activities
   Net Earnings                                                   $  176,705        $  140,538       $  101,714
   Adjustments to reconcile net earnings to cash flow:
     Depreciation and amortization                                   130,464           125,327          126,289
     Amortization of unearned compensation and loan costs              5,895             4,879            4,682
     Change in current assets and liabilities                          2,472            70,924           (6,791)
     Change in other liabilities                                        (371)            2,682              (48)
     (Gain) loss on disposal of land, buildings and equipment          2,683            (1,798)           3,132
     Deferred income taxes                                            24,609            13,967            6,496
     Non-cash restructuring and asset impairment credit, net          (5,931)           (8,461)
     Other, net                                                          594               162              651
--------------------------------------------------------------------------------------------------------------------
         Net Cash Provided by Operating Activities                $  337,120        $  348,220       $  236,125
--------------------------------------------------------------------------------------------------------------------
Cash Flows - Investing Activities
   Purchases of land, buildings and equipment                       (268,946)         (123,673)        (112,168)
   Purchases of intangibles                                           (2,431)           (2,203)          (1,798)
   (Increase) decrease in other assets                                   611            (8,794)          (4,112)
   Proceeds from disposal of land, buildings and equipment
     (including net assets held for disposal)                         20,998            38,134           24,494
--------------------------------------------------------------------------------------------------------------------
         Net Cash Used by Investing Activities                    $ (249,768)       $  (96,536)      $  (93,584)
--------------------------------------------------------------------------------------------------------------------
Cash Flows - Financing Activities
   Proceeds from issuance of common stock                             13,944            26,310           10,606
   Income tax benefit credited to equity                               5,506             9,722            3,808
   Dividends paid                                                    (10,134)          (10,857)         (11,681)
   Purchases of treasury stock                                      (202,105)         (227,510)        (170,692)
   ESOP note receivable repayments                                     7,600             1,800            2,700
   Increase (decrease) in short-term debt                             91,500           (51,600)          31,700
   Proceeds from issuance of long-term debt                                              9,848
   Repayment of long-term debt                                        (9,986)           (4,126)          (2,704)
   Payment of loan costs                                                (349)
   Proceeds from issuance of equity put options                        1,814             2,184            1,737
--------------------------------------------------------------------------------------------------------------------
         Net Cash Used by Financing Activities                    $ (102,210)       $ (244,229)      $ (134,526)
--------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents                     (14,858)            7,455            8,015
Cash and Cash Equivalents - Beginning of Year                         40,960            33,505           25,490
--------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents - End of Year                           $   26,102        $   40,960       $   33,505
====================================================================================================================
Cash Flow from Changes in Current Assets and Liabilities
   Receivables                                                        (7,706)            7,056          (10,979)
   Refundable income taxes, net                                                                          16,968
   Inventories                                                        (1,485)           41,697          (50,158)
   Prepaid expenses and other current assets                          (4,184)           (1,310)           1,236
   Accounts payable                                                   (4,238)           11,787           19,851
   Accrued payroll                                                     3,540             1,025           14,928
   Accrued income taxes                                               16,712            15,477            1,067
   Other accrued taxes                                                  (441)            1,793            1,992
   Other current liabilities                                             274            (6,601)          (1,696)
--------------------------------------------------------------------------------------------------------------------
         Change in Current Assets and Liabilities                 $    2,472        $   70,924       $   (6,791)
====================================================================================================================

See accompanying notes to consolidated financial statements.

DARDEN RESTAURANTS, INC.
2000 Annual Report to Stockholders
PAGE 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

(Dollar amounts in thousands, except per share data)

NOTE 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying 2000, 1999 and 1998 consolidated financial statements include the operations of Darden Restaurants, Inc. and its wholly owned subsidiaries (Darden or the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

FISCAL YEAR

Darden's fiscal year ends on the last Sunday in May. Fiscal years 2000 and 1999 each consisted of 52 weeks. Fiscal year 1998 consisted of 53 weeks.

INVENTORIES

Inventories are valued at the lower of weighted average cost or market.

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

INTANGIBLE ASSETS

The cost of intangible assets at May 28, 2000 and May 30, 1999 amounted to $16,412 and $14,851, respectively. Intangibles are being amortized using the straight-line method over their estimated useful lives ranging from five to 40 years. Costs capitalized principally represent software development costs and the purchase costs of leases with favorable rent terms. Accumulated amortization on intangible assets as of May 28, 2000 and May 30, 1999 amounted to $5,201 and $4,347, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS

Restaurant  sites  and  certain   identifiable   intangibles  are  reviewed  for
impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Restaurant sites and certain identifiable intangibles to be disposed of are reported at the lower of their carrying amount or fair value, less estimated costs to sell.

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

FOREIGN CURRENCY TRANSLATION

The Canadian dollar is the functional currency for Darden's Canadian restaurant operations. Assets and liabilities denominated in Canadian dollars are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. Translation gains and losses are reported as a separate component of accumulated other comprehensive income in stockholders' equity. Gains and losses from foreign currency transactions are included in the consolidated statements of earnings for each period.

DARDEN RESTAURANTS, INC.
2000 Annual Report to Stockholders
PAGE 32

PRE-OPENING COSTS

Non-capital expenditures associated with opening new restaurants are expensed as incurred.

ADVERTISING

Production costs of commercials and programming are charged to operations in the year the advertising is first aired. The costs of other advertising, promotion and marketing programs are charged to operations in the year incurred. Advertising expense was $181,959, $180,563, and $186,261, in 2000, 1999, and
1998, respectively.

INCOME TAXES

The Company provides for federal and state income taxes currently payable as well as for those deferred because of temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Federal income tax credits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

STATEMENTS OF CASH FLOWS

For purposes of the consolidated statements of cash flows, amounts receivable from credit card companies and investments purchased with a maturity of three months or less are considered cash equivalents.

NET EARNINGS PER SHARE

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Outstanding stock options issued by the Company represent the only dilutive effect reflected in diluted weighted average shares.

         Options to purchase 3,586,200, 120,200 and 868,300 shares of common stock were excluded from the calculation of diluted earnings per share for the years ended May 28, 2000, May 30, 1999, and May 31, 1998, respectively, because their exercise prices exceeded the average market price of common shares for the period.

DERIVATIVE FINANCIAL AND COMMODITY INSTRUMENTS

The Company may, from time to time, use financial and commodities derivatives in the management of interest rate and commodities pricing risks that are inherent in its business operations. The Company may also use financial derivatives as part of its stock repurchase program as described in Note 10. Such instruments are not held or issued for trading or speculative purposes. The Company may, from time to time, use interest rate swap and cap agreements in the management of interest rate exposure. The interest rate differential to be paid or received is normally accrued as interest rates change, and is recognized as a component of interest expense over the life of the agreements. If an agreement is terminated prior to the maturity date and is characterized as a hedge, any accrued rate differential would be deferred and recognized as interest expense over the life of the hedged item. The Company uses commodities hedging instruments, including forwards, futures and options, to reduce the risk of price fluctuations related to future raw materials requirements for commodities such as coffee, soybean oil, and shrimp. The terms of such instruments generally do not exceed 12 months, and depend on the commodity and other market factors. Deferred gains and losses are subsequently recorded as cost of products sold in the consolidated statements of earnings when the inventory is sold. If the inventory is not acquired and the hedge is disposed of, the deferred gain or loss is recognized immediately in

DARDEN RESTAURANTS, INC.
2000 Annual Report to Stockholders
PAGE 33

cost of products sold. The Company believes that it does not have material risk from any of the above financial instruments, and the Company does not anticipate any material losses from the use of such instruments.

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

STOCK-BASED COMPENSATION

Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," encourages the use of a fair-value method of accounting for stock-based awards under which the fair value of stock options is determined on the date of grant and expensed over the vesting period. As allowed by SFAS 123, the Company has elected to account for its stock-based compensation plans under the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." Under APB 25, compensation expense is recorded on the date of grant if the current market price of the underlying stock exceeds the exercise price. The Company has adopted the disclosure requirements of SFAS 123.

COMPREHENSIVE INCOME

Comprehensive income includes net earnings and other comprehensive income items that are excluded from net earnings under generally accepted accounting principles such as foreign currency translation adjustments and unrealized gains and losses on investments. The Company's only item of other comprehensive income is foreign currency translation adjustments which have been reported separately within stockholders' equity.

OPERATING SEGMENT

As of May 28, 2000, the Company operated 1,139 Red Lobster, Olive Garden, Bahama Breeze and Smokey Bones restaurants in North America as part of a single operating segment. The restaurants operate principally in the United States within the casual dining industry, providing similar products to similar customers. The restaurants also possess similar pricing structures resulting in similar long-term expected financial performance characteristics. Revenues from external customers are derived principally from food and beverage sales. The Company does not rely on any major customers as a source of revenue.

RECLASSIFICATIONS

Certain reclassifications have been made to prior year amounts to conform with current year presentation.

FUTURE APPLICATION OF ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Gains or losses resulting from changes in the fair values of those derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. In June 1999, the FASB issued SFAS 137, which deferred the effective date of adoption of SFAS 133 for one year. The Company will adopt SFAS 133 in the first quarter of fiscal 2002. Adoption of SFAS 133 is not expected to materially impact the Company's consolidated financial position, results of operations or cash flows.

NOTE 2
ACCOUNTS RECEIVABLE

Darden contracts with national storage and distribution companies to provide services that are billed to Darden on a per-case basis. In connection with these services,

DARDEN RESTAURANTS, INC.
2000 Annual Report to Stockholders
PAGE 34

certain Darden inventory items are sold to these companies at a predetermined price when they are shipped to their storage facilities. These items are repurchased at the same price by Darden when the inventory is subsequently delivered to Company restaurants. These transactions do not impact the consolidated statements of earnings. Receivables from national distribution companies amounted to $24,692 and $12,022 at May 28, 2000, and May 30, 1999, respectively.

NOTE 3
RESTRUCTURING AND ASSET IMPAIRMENT CREDIT, NET

Darden recorded asset impairment charges of $2,629 and $158,987 in 2000 and 1997, respectively, representing the difference between fair value and carrying value of impaired assets. The asset impairment charges relate to low-performing restaurant properties and other long-lived assets including restaurants that have been closed. Fair value is generally determined based on appraisals or sales prices of comparable properties. In connection with the closing of certain restaurant properties, the Company recorded other restructuring expenses of $70,900 in 1997. The related liabilities are included in other current liabilities in the accompanying consolidated balance sheets and were established to accrue for estimated carrying costs of buildings and equipment prior to disposal, employee severance costs, lease buy-out provisions and other costs associated with the restructuring action. All restaurant closings under this restructuring action have been completed. The remaining restructuring actions, including disposal of the closed owned properties and the lease buy-outs related to the closed leased properties, are expected to be substantially completed during 2001.

         During 2000 and 1999, the Company reversed portions of its 1997 restructuring liability totaling $8,560 and $8,461, respectively. The reversals primarily resulted from favorable lease terminations in 2000 and the Company's decision in 1999 to close fewer restaurants than identified for closure as part of the restructuring action. No restructuring or asset impairment expense or credit was charged to operating results during 1998.

         The components of the restructuring and asset impairment credit, net and the after-tax and earnings per share effects of these items for 2000 and 1999 are as follows:

                                                                                        Fiscal Year
--------------------------------------------------------------------------------------------------------------------
                                                                                2000                  1999
--------------------------------------------------------------------------------------------------------------------
Carrying costs of buildings and equipment prior to disposal and
   employee severance costs                                                  $                     $   (3,907)
Lease buy-out provisions                                                         (8,560)               (4,554)
--------------------------------------------------------------------------------------------------------------------
     Subtotal                                                                    (8,560)               (8,461)
Impairment of restaurant properties                                               2,629
--------------------------------------------------------------------------------------------------------------------
Total restructuring and asset impairment credit, net                             (5,931)               (8,461)
Less related income tax effect                                                    2,308                 3,236
--------------------------------------------------------------------------------------------------------------------
Restructuring and asset impairment credit, net, net of
   income taxes                                                              $   (3,623)           $   (5,225)
====================================================================================================================
Earnings per share effect - basic and diluted                                $    (0.03)           $    (0.04)
====================================================================================================================

         As of May 28, 2000, approximately $39,800 of carrying, employee severance and lease buy-out costs associated with the 1997 restructuring had been paid and charged against the restructuring liability. A summary of restructuring liability activity for 2000 is as follows:

         Balance at May 30, 1999                                                               $ 37,139
         Non-cash Adjustments:
              Restructuring credit                                                               (8,560)
              Reclassification of asset impairment (described below)                            (12,000)
         Cash Payments:
              Carrying costs and employee severance payments                                     (2,744)
              Lease payments including lease buy-outs                                            (5,271)
                                                                                               --------
         Balance at May 28, 2000                                                               $  8,564
                                                                                               ========

         Asset impairment charges of $12,000 included in the May 30, 1999 restructuring liability have been reclassified to reduce the carrying value of land for all periods presented. This reclassification related to asset impairment charges recorded in 1997 for long-lived assets associated with Canadian restaurants.

DARDEN RESTAURANTS, INC.
2000 Annual Report to Stockholders
PAGE 35

NOTE 4
INCOME TAXES

The components of earnings before income taxes and the provision for income taxes thereon are as follows:

                                                                                   Fiscal Year
--------------------------------------------------------------------------------------------------------------------
                                                                      2000             1999              1998
--------------------------------------------------------------------------------------------------------------------
Earnings before income taxes:
       U.S.                                                       $  269,802        $  212,585       $  149,096
       Canada                                                          4,105             3,290            4,576
--------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                      $  273,907        $  215,875       $  153,672
--------------------------------------------------------------------------------------------------------------------
Income taxes:
   Current:
       Federal                                                    $   61,528        $   53,621       $   38,730
       State and local                                                10,861             7,577            6,349
       Canada                                                            204               172              383
--------------------------------------------------------------------------------------------------------------------
     Total current                                                    72,593            61,370           45,462
--------------------------------------------------------------------------------------------------------------------
   Deferred (principally U.S.)                                        24,609            13,967            6,496
--------------------------------------------------------------------------------------------------------------------
Total income taxes                                                $   97,202        $   75,337       $   51,958
====================================================================================================================

During 2000, 1999, and 1998, Darden paid income taxes of $53,688, $34,790, and $24,630, respectively.

         The following table is a reconciliation of the U.S. statutory income tax rate to the effective income tax rate included in the accompanying consolidated statements of earnings:

                                                                                   Fiscal Year
--------------------------------------------------------------------------------------------------------------------
                                                                     2000              1999             1998
--------------------------------------------------------------------------------------------------------------------
U.S. statutory rate                                                  35.0%             35.0%            35.0%
State and local income taxes, net of federal tax benefits             3.3               3.3              3.3
Benefit of federal income tax credits                                (3.9)             (4.5)            (5.8)
Other, net                                                            1.1               1.1              1.3
--------------------------------------------------------------------------------------------------------------------
Effective income tax rate                                            35.5%             34.9%            33.8%
====================================================================================================================

         The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

                                                                            May 28, 2000          May 30, 1999
--------------------------------------------------------------------------------------------------------------------
Accrued liabilities                                                          $   16,010            $   14,042
Compensation and employee benefits                                               48,310                43,784
Asset disposition and restructuring liabilities                                   7,616                24,701
Operating loss and tax credit carryforwards                                                             1,900
Net assets held for disposal                                                      1,837                 1,339
Other                                                                             2,036                 1,989
--------------------------------------------------------------------------------------------------------------------
Gross deferred tax assets                                                        75,809                87,755
--------------------------------------------------------------------------------------------------------------------
Buildings and equipment                                                         (64,071)              (58,026)
Prepaid pension asset                                                           (16,406)              (15,779)
Prepaid interest                                                                 (4,161)               (4,379)
Deferred rent and interest income                                               (14,560)              (10,194)
Intangibles                                                                      (4,497)               (2,989)
Other                                                                            (3,146)               (2,812)
--------------------------------------------------------------------------------------------------------------------
Gross deferred tax liabilities                                                 (106,841)              (94,179)
--------------------------------------------------------------------------------------------------------------------
Net deferred tax liabilities                                                 $  (31,032)           $   (6,424)
====================================================================================================================

         A valuation allowance for deferred tax assets is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As of May 28, 2000 and May 30, 1999, no valuation allowance has been recognized in the accompanying consolidated financial statements for the deferred tax assets because the Company believes that sufficient projected future taxable income will be generated to fully utilize the benefits of these deductible amounts.

DARDEN RESTAURANTS, INC.
2000 Annual Report to Stockholders
PAGE 36

NOTE 5
LAND, BUILDINGS AND EQUIPMENT

The components of land, buildings and equipment are as follows:

                                                                            May 28, 2000          May 30, 1999
--------------------------------------------------------------------------------------------------------------------
Land                                                                         $   409,069           $   387,050
Buildings                                                                      1,425,557             1,344,625
Equipment                                                                        680,178               647,687
Construction in progress                                                          75,027                38,859
--------------------------------------------------------------------------------------------------------------------
Total land, buildings and equipment                                            2,589,831             2,418,221
Less accumulated depreciation                                                 (1,011,290)             (956,686)
--------------------------------------------------------------------------------------------------------------------
Net land, buildings and equipment                                            $ 1,578,541           $ 1,461,535
====================================================================================================================

NOTE 6
OTHER ASSETS

The components of other assets are as follows:

                                                                            May 28, 2000          May 30, 1999
--------------------------------------------------------------------------------------------------------------------
Prepaid pension                                                               $   42,893            $   41,253
Prepaid interest and loan costs                                                   20,312                22,391
Liquor licenses                                                                   17,599                17,657
Intangible assets                                                                 11,211                10,504
Prepaid equipment maintenance                                                      4,103                 6,565
Miscellaneous                                                                      6,304                 6,018
--------------------------------------------------------------------------------------------------------------------
Total other assets                                                            $  102,422            $  104,388
====================================================================================================================

NOTE 7
SHORT-TERM DEBT

Short-term debt at May 28, 2000 and May 30, 1999, consisted of $115,000 and $23,500 of unsecured commercial paper borrowings with original maturities of one month or less, and interest rates ranging from 6.36 percent to 6.75 percent and
5.05 percent to 5.80 percent, respectively.


NOTE 8
LONG-TERM DEBT

The components of long-term debt are as follows:

                                                                            May 28, 2000          May 30, 1999
--------------------------------------------------------------------------------------------------------------------
10-year notes and 20-year debentures as described below                      $   250,000           $   250,000
ESOP loan with variable rate of interest (6.87 percent at May 28,
   2000), due December 31, 2018                                                   52,600                60,200
Other                                                                              5,160                 7,546
--------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                             307,760               317,746
Less issuance discount                                                            (1,174)               (1,295)
--------------------------------------------------------------------------------------------------------------------
Total long-term debt less issuance discount                                      306,586               316,451
Less current portion                                                              (2,513)               (2,386)
--------------------------------------------------------------------------------------------------------------------
Long-term debt, excluding current portion                                    $   304,073           $   314,065
====================================================================================================================

         In January 1996, the Company issued $150,000 of unsecured 6.375 percent notes due in February 2006 and $100,000 of unsecured 7.125 percent debentures due in February 2016. The proceeds from the issuance were used to refinance commercial paper borrowings. Concurrent with the issuance of the notes and debentures, the Company terminated, and settled for cash, interest-rate swap agreements with notional amounts totaling $200,000, which hedged the movement of interest rates prior to the issuance of the notes and debentures. The cash paid in terminating the interest-rate swap agreements is being amortized to interest expense over the life of the notes and debentures. The effective annual interest rate is 7.57 percent for the notes and 7.82 percent for the debentures, after consideration of loan costs, issuance discounts, and interest-rate swap termination costs.

DARDEN RESTAURANTS, INC.
2000 Annual Report to Stockholders
PAGE 37

         The Company also maintains a revolving loan agreement expiring October 29, 2004, with a consortium of banks under which the Company can borrow up to $300,000. The loan agreement allows the Company to borrow at interest rates that vary based on the prime rate, LIBOR or a competitively bid rate among the members of the lender consortium, at the option of the Company. The loan agreement is available to support our commercial paper borrowing arrangements, if necessary. The Company is required to pay a facility fee of 15 basis points per annum on the average daily amount of loan commitments by the consortium. The amount of interest and the annual facility fee are subject to change based on the Company's achievement of certain financial ratios and debt ratings. Advances under the loan agreement are unsecured. At May 28, 2000, and May 30, 1999, no borrowings were outstanding under this agreement.

         The aggregate maturities of long-term debt for each of the five years subsequent to May 28, 2000 and thereafter are $2,513 in 2001, $2,647 in 2002, $0 in 2003 through 2005, and $302,600 thereafter.

NOTE 9
FINANCIAL INSTRUMENTS

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

                                                        May 28, 2000                       May 30, 1999
--------------------------------------------------------------------------------------------------------------------
                                                 Carrying            Fair           Carrying            Fair
                                                  Amount            Value            Amount            Value
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                       $   26,102        $   26,102        $   40,960       $   40,960
Short-term debt                                    115,000           115,000            23,500           23,500
Total long-term debt                               306,586           284,835           316,451          306,806
--------------------------------------------------------------------------------------------------------------------

NOTE 10
EQUITY PUT OPTIONS

As a part of its stock repurchase program, the Company issued equity put options that entitle the holder to sell shares of Company common stock to the Company, at a specified price, if the holder exercises the option. In 2000 the Company issued put options for 1,750,000 shares for $1,814 in premiums. At May 28, 2000, put options for 250,000 shares were outstanding.

NOTE 11
STOCKHOLDERS' RIGHTS PLAN

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

DARDEN RESTAURANTS, INC.
2000 Annual Report to Stockholders
PAGE 38

acquiring company having a value equal to two times the exercise price of the right. The rights are redeemable by the Company's Board in certain circumstances and expire on May 24, 2005.

NOTE 12
INTEREST, NET

The components of interest, net are as follows:

                                                                                   Fiscal Year
--------------------------------------------------------------------------------------------------------------------
                                                                     2000              1999             1998
--------------------------------------------------------------------------------------------------------------------
Interest expense                                                   $ 24,999          $ 21,015         $ 21,527
Capitalized interest                                                 (1,910)             (593)          (1,018)
Interest income                                                        (701)             (882)            (425)
--------------------------------------------------------------------------------------------------------------------
Interest, net                                                      $ 22,388          $ 19,540         $ 20,084
====================================================================================================================

         Capitalized interest was computed using the Company's borrowing rate. The Company paid $19,834, $16,356 and $17,235 for interest (net of amount capitalized) in 2000, 1999, and 1998, respectively.


NOTE 13
LEASES

An analysis of rent expense incurred under operating leases is as follows:

                                                                                   Fiscal Year
--------------------------------------------------------------------------------------------------------------------
                                                                     2000              1999             1998
--------------------------------------------------------------------------------------------------------------------
Restaurant minimum rent                                           $  38,818         $  38,866        $  39,140
Restaurant percentage rent                                            2,183             1,853            1,707
Restaurant equipment minimum rent                                     8,267             8,511            3,465
Restaurant rent averaging expense                                      (473)               13             (121)
Transportation equipment                                              1,946             1,856            2,169
Office equipment                                                      1,090             1,012              990
Office space                                                            597               505              436
Warehouse space                                                         227               215              217
--------------------------------------------------------------------------------------------------------------------
Total rent expense                                                $  52,655         $  52,831        $  48,003
====================================================================================================================

Minimum rental obligations are accounted for on a straight-line basis over the term of the lease. Percentage rent expense is generally based on sales levels or changes in the Consumer Price Index. Most leases require payment of property taxes, insurance and maintenance costs in addition to the rent payments. The annual non-cancelable future lease commitments for each of the five years subsequent to May 28, 2000 and thereafter are: $49,460 in 2001; $45,948 in 2002; $38,795 in 2003; $27,519 in 2004; $22,215 in 2005; and $71,828 thereafter, for a cumulative total of $255,765.

NOTE 14
RETIREMENT PLANS

Substantially all of the Company's employees are eligible to participate in a retirement plan. The Company's salaried employees are eligible to participate in a post-retirement benefit plan.

DEFINED BENEFIT PLANS AND POST-RETIREMENT BENEFIT PLAN

The Company sponsors defined benefit pension plans for salaried employees with various benefit formulas and a group of hourly employees with a frozen level of benefits. The Company also sponsors a contributory plan that provides health-care benefits to its salaried retirees.

DARDEN RESTAURANTS, INC.
2000 Annual Report to Stockholders
PAGE 39

         The following provides a reconciliation of the changes in the plan benefit obligation, fair value of plan assets, and the funded status of the plans as of February 29, 2000 and February 28, 1999:

                                                        Defined Benefit Plans (1)     Post-retirement Benefit Plan
---------------------------------------------------- --------------- --------------- --------------- ---------------
                                                           2000            1999            2000            1999
---------------------------------------------------- --------------- --------------- --------------- ---------------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at the beginning of period           $   83,205      $   75,398      $    5,718      $    5,823
Service cost                                                 3,091           3,251             260             267
Interest cost                                                5,683           5,430             396             408
Participant contributions                                                                       89
Benefits paid                                               (4,204)         (5,000)           (206)            (22)
Actuarial (gain) loss                                       (5,141)          4,126            (594)           (758)
---------------------------------------------------- --------------- --------------- --------------- ---------------
Benefit obligation at the end of period                 $   82,634      $   83,205      $    5,663      $    5,718
==================================================== =============== =============== =============== ===============

CHANGE IN PLAN ASSETS:
Fair value of plan assets at the
beginning of period                                     $  102,550      $  105,010      $               $
Actual return on plan assets                                17,495           2,489
Employer contributions                                          31              51             117              22
Participant contributions                                                                       89
Benefits paid                                               (4,204)         (5,000)           (206)            (22)
---------------------------------------------------- --------------- --------------- --------------- ---------------
Fair value of plan assets at the end of period          $  115,872      $  102,550      $               $
==================================================== =============== =============== =============== ===============

RECONCILIATION OF FUNDED STATUS OF THE PLAN:
Funded status at end of year                            $   33,238      $   19,345      $   (5,663)     $   (5,718)
Unrecognized transition asset                               (1,284)         (1,926)
Unrecognized prior service cost                             (2,305)         (2,761)             83             100
Unrecognized actuarial (gain) loss                          10,843          24,509            (835)           (235)
Contributions for March to May                                  10                              38
---------------------------------------------------- --------------- --------------- --------------- ---------------
Prepaid (accrued) benefit costs                         $   40,502      $   39,167      $   (6,377)     $   (5,853)
==================================================== =============== =============== =============== ===============

COMPONENTS OF THE CONSOLIDATED BALANCE SHEETS:
Prepaid benefit costs                                   $   42,893      $   41,253      $               $
Accrued benefit costs                                       (2,391)         (2,086)         (6,377)         (5,853)
---------------------------------------------------- --------------- --------------- --------------- ---------------
Net asset (liability) recognized                        $   40,502      $   39,167      $   (6,377)     $   (5,853)
==================================================== =============== =============== =============== ===============

(1) For plans with accumulated benefit obligations in excess of plan assets, the accumulated benefit obligation and plan assets were $2,460 and zero, respectively, as of February 29, 2000, and $2,086 and zero, respectively, as of February 28, 1999.

         The  following  presents  the  weighted-average   assumptions  used  to
determine the actuarial present value of the defined benefit plans and the post-retirement benefit plan obligations:

                                                           Defined Benefit Plans     Post-retirement Benefit Plan
---------------------------------------------------- --------------- --------------- --------------- ---------------
                                                          2000            1999            2000            1999
---------------------------------------------------- --------------- --------------- --------------- ---------------
Discount rate                                              8.0%            7.0%            8.0%            7.0%
Expected long-term rate of return on plan assets          10.4%           10.4%             N/A             N/A
Rate of future compensation increases                      4.5%            4.5%             N/A             N/A
---------------------------------------------------- --------------- --------------- --------------- ---------------

DARDEN RESTAURANTS, INC.
2000 Annual Report to Stockholders
PAGE 40

         The assumed health care cost trend rate increase in the per-capita charges for benefits ranged from 5.0 to 6.5 percent for 2001, depending on the medical service category. The rates gradually decrease to a range of 4.6 to 5.5 percent for 2007 and remain at that level thereafter.

         The assumed health care cost trend rate has a significant effect on amounts reported for retiree health care plans. A one-percentage-point increase in the assumed health care cost trend rate would increase or decrease the total of the service and interest cost components of net periodic post-retirement benefit cost by $140 and $110 respectively, and would increase or decrease the accumulated post-retirement benefit obligation by $1,091 and $ 870, respectively.

Components of net periodic benefit cost (income) are as follows:

                                                         Defined Benefit Plans       Post-retirement Benefit Plan
                                                        2000      1999       1998      2000       1999      1998
----------------------------------------------------- --------- ---------- --------- ---------- --------- ----------
Service cost                                           $ 3,091   $  3,251   $ 2,576   $    260   $   267   $    225
Interest cost                                            5,509      5,243     4,699        396       408        375
Expected return on plan assets                         (10,652)   (10,247)   (8,865)
Amortization of unrecognized transition asset             (642)      (642)     (642)
Amortization of unrecognized prior service cost           (456)      (456)     (456)        18        18         18
Recognized net actuarial loss                            1,405      1,088     1,164
----------------------------------------------------- --------- ---------- --------- ---------- --------- ----------
Net periodic benefit cost (income)                     $(1,745)  $ (1,763)  $(1,524)  $    674   $   693   $    618
===================================================== ========= ========== ========= ========== ========= ==========

DEFINED CONTRIBUTION PLAN

The Company has a defined contribution plan covering most employees age 21 and older with at least one year of service. The Company matches participant contributions up to six percent of compensation on the basis of Company performance with the match ranging from a minimum of $0.25 up to $1.00 for each dollar contributed by the participant. The plan had net assets of $264,127 at May 28, 2000 and $316,846 at May 30, 1999. Expense recognized in 2000, 1999, and 1998 was $3,729, $5,054, and $3,038, respectively. Employees classified as
"highly compensated" under the Internal Revenue Code are ineligible to participate in this plan. Amounts due to highly compensated employees under a separate, nonqualified deferred compensation plan totaled $44,150 and $32,471 as of May 28, 2000 and May 30, 1999, respectively.

         The defined contribution plan includes an Employee Stock Ownership Plan
(ESOP). This ESOP originally borrowed $50,000 from third parties guaranteed by the Company, and borrowed $25,000 from the Company at a variable interest rate. The $50,000 third party loan was refinanced in 1997 by a commercial bank's loan to the Company and a corresponding loan from the Company to the ESOP. Compensation expense is recognized as contributions are accrued. Contributions to the plan, plus the dividends accumulated on the common stock held by the ESOP, are used to pay principal, interest and expenses of the plan. As loan payments are made, common stock is allocated to ESOP participants. In 2000, 1999, and 1998, the ESOP incurred interest expense of $3,436, $3,203, and $3,882, respectively, and used dividends received of $941, $647, and $1,339 and contributions received from the Company of $9,385, $4,368, and $4,538, respectively, to pay principal and interest on its debt.

         Company shares owned by the ESOP are included in average common shares outstanding for purposes of calculating net earnings per share. At May 28, 2000, the ESOP's debt to the Company had a balance of $52,600 with a variable rate of interest of 6.87 percent; $35,700 of the principal balance is due to be repaid no later than December 2007, with the remaining $16,900 due to be repaid no later than December 2014. The number of Company common shares within the ESOP at May 28, 2000, approximates 10,916, representing 7,989 unreleased shares and 2,927 shares allocated to participants.

DARDEN RESTAURANTS, INC.
2000 Annual Report to Stockholders
PAGE 41

NOTE 15
STOCK PLANS

The Darden Restaurants, Inc. Amended and Restated Stock Option and Long-Term Incentive Plan of 1995 provides for the granting of stock options to key employees at a price equal to the fair market value of the shares at the date of the grant and are for terms not exceeding ten years. The plan has 22,200,000 shares of common stock authorized for issuance; 3,000,000 of these shares are authorized solely for issuance in connection with the granting of stock options in lieu of merit salary increases or other compensation or employee benefits. Such options vest at the discretion of the Compensation Committee. The plan also allows for grants of restricted stock and restricted stock units (RSUs) for up to 1,500,000 shares under the plan.

         No individual may receive in excess of two percent of the total number of shares authorized under the plan in restricted stock or RSUs. Restricted stock and RSUs granted under the plan vest no sooner than one year from the date of grant. No individual may receive awards exceeding 300,000 shares in each of the last four fiscal years of the plan determined on a prospective and retroactive cumulative basis.

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

         The per share weighted average fair value of stock options granted during 2000, 1999, and 1998 was $6.47, $10.21, and $8.03, respectively. These amounts were determined using the Black Scholes option-pricing model which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, expected dividend payments, and the risk-free interest rate over the expected life of the option. The dividend yield was calculated by dividing the current annualized dividend by the option price for each grant. The expected volatility was determined considering stock prices for the fiscal year the grant occurred and prior fiscal years, as well as considering industry volatility data. The risk-free interest rate was the rate available on zero coupon U.S. government issues with a term equal to the remaining term for each grant. The expected life of the option was estimated based on the exercise history from previous grants.

         The weighted-average assumptions used in the Black Scholes model were as follows:

                                                                                 Stock Options
                                                                             Granted in Fiscal Year
--------------------------------------------------------------------------------------------------------------------
                                                                      2000              1999             1998
--------------------------------------------------------------------------------------------------------------------
Risk-free interest rate                                               6.50%             5.60%            6.25%
Expected volatility of stock                                          30.0%             30.0%            25.0%
Dividend yield                                                         0.1%              0.1%             0.1%
Expected option life                                              6.0 years         6.0 years        5.0 years
====================================================================================================================

DARDEN RESTAURANTS, INC.
2000 Annual Report to Stockholders
PAGE 42

         The Company applies APB 25 in accounting for its stock option plans and, accordingly, no compensation cost has been recognized in the Company's consolidated financial statements for stock options granted under any of its stock plans. Had the Company determined compensation cost based on the fair value at the grant date for its stock options as prescribed under SFAS 123, the Company's net earnings and net earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                                   Fiscal Year
--------------------------------------------------------------------------------------------------------------------
                                                                      2000              1999             1998
--------------------------------------------------------------------------------------------------------------------
Net earnings
   As reported                                                    $  176,705        $  140,538       $  101,714
   Pro forma                                                      $  168,171        $  134,527       $   98,047
--------------------------------------------------------------------------------------------------------------------
Basic net earnings per share
   As reported                                                    $     1.38        $     1.02       $     0.69
   Pro forma                                                      $     1.31        $     0.98       $     0.66
--------------------------------------------------------------------------------------------------------------------
Diluted net earnings per share
   As reported                                                    $     1.34        $     0.99       $     0.67
   Pro forma                                                      $     1.27        $     0.95       $     0.65
====================================================================================================================

         Under SFAS 123, stock options granted prior to 1996 are not required to be included as compensation in determining pro forma net earnings. To determine pro forma net earnings, reported net earnings have been adjusted for compensation costs associated with stock options granted from 1996 forward that are expected to eventually vest.

         Stock option activity during the periods indicated was as follows:

                                                     Weighted Average                           Weighted Average
                                     Options          Exercise Price           Options           Exercise Price
                                   Exercisable           Per Share           Outstanding            Per Share
--------------------------------------------------------------------------------------------------------------------
Balance at May 25, 1997              6,832,479            $  8.81             16,061,293             $  10.00
--------------------------------------------------------------------------------------------------------------------
Options granted                                                                3,335,711             $   9.83
Options exercised                                                             (1,463,788)            $   7.26
Options cancelled                                                             (1,570,316)            $  10.48
--------------------------------------------------------------------------------------------------------------------
Balance at May 31, 1998              6,286,678            $  9.55             16,362,900             $  10.16
--------------------------------------------------------------------------------------------------------------------
Options granted                                                                2,888,554             $  15.37
Options exercised                                                             (2,789,237)            $   9.12
Options cancelled                                                               (962,666)            $   9.36
--------------------------------------------------------------------------------------------------------------------
Balance at May 30, 1999              5,883,774            $ 10.53             15,499,551             $  11.35
--------------------------------------------------------------------------------------------------------------------
Options granted                                                                3,727,496             $  20.91
Options exercised                                                             (1,152,922)            $   9.18
Options cancelled                                                               (505,618)            $  13.07
--------------------------------------------------------------------------------------------------------------------
Balance at May 28, 2000              6,712,259            $ 10.68             17,568,507             $  13.47
====================================================================================================================

         The following table provides information regarding exercisable and outstanding options as of May 28, 2000:

                                                                                                      Weighted
                                                 Weighted                           Weighted          Average
         Range of                                Average                             Average         Remaining
         Exercise               Options          Exercise          Options          Exercise        Contractual
      Price Per Share         Exercisable    Price Per Share     Outstanding     Price Per Share    Life (Years)
--------------------------------------------------------------------------------------------------------------------
      $5.00 - $10.00            2,941,642        $  9.23           4,650,065         $  9.14             4.86
      $10.01 - $15.00           3,512,600        $ 11.42           6,520,456         $ 11.30             4.49
      $15.01 - $20.00             190,684        $ 15.75           3,833,759         $ 16.78             8.54
        Over $20.00                67,333        $ 21.21           2,564,227         $ 21.91             9.07
--------------------------------------------------------------------------------------------------------------------
                                6,712,259        $ 10.68          17,568,507         $ 13.47             6.14
====================================================================================================================

DARDEN RESTAURANTS, INC.
2000 Annual Report to Stockholders
PAGE 43

NOTE 16
EMPLOYEE STOCK PURCHASE PLAN

Effective January 1, 1999, the Company adopted the Darden Restaurants Employee Stock Purchase Plan to provide eligible employees who have completed one year of service an opportunity to purchase shares of its common stock, subject to certain limitations. Under the plan, employees may elect to purchase shares at the lower of 85 percent of the fair market value of the Company's common stock as of the first or last trading days of each quarterly participation period. During 2000 and 1999, employees purchased shares of common stock under the plan totaling 243,000 and 55,000, respectively. An additional 1,157,000 shares are available for issuance as of May 28, 2000.

         As the Company applies APB 25 in accounting for its Employee Stock Purchase Plan, no compensation cost has been recognized for shares issued under the plan. The impact of recognizing compensation expense for purchases made under the plan in 2000 in accordance with the fair value method specified in SFAS 123 is not significant to the Company's financial statement disclosures.

NOTE 17
COMMITMENTS AND CONTINGENCIES

The Company makes trade commitments in the course of its normal operations. As of May 28, 2000, the Company was contingently liable for approximately $17,175 under outstanding letters of credit issued in connection with purchase commitments. As of May 28, 2000, the Company also has guaranteed approximately $8,558 of third-party sub-lease obligations.

         The Company is involved in litigation arising from the normal course of business. In the opinion of management, this litigation is not expected to materially impact the Company's consolidated financial position, results of operations or cash flows.

NOTE 18
SUBSEQUENT EVENT

On July 13, 2000, the Company filed a registration statement with the Securities and Exchange Commission. The purpose of the filing was to register $500 million of debt securities using a shelf registration process. Under this process, the Company may offer, from time to time, up to $500 million of debt securities.

NOTE 19
QUARTERLY DATA (UNAUDITED)

Summarized quarterly data for 2000 and 1999 are as follows:

                                                                  Fiscal 2000 - Quarters Ended
--------------------------------------------------------------------------------------------------------------------
                                                 Aug. 29       Nov. 28       Feb. 27        May 28        Total
--------------------------------------------------------------------------------------------------------------------
Sales                                         $   929,391   $   848,231   $   917,505    $ 1,006,129   $ 3,701,256
Gross Profit                                      203,323       169,209       203,285        224,481       800,298
Earnings before Interest and Taxes                 77,803        43,230        79,361         95,901       296,295
Earnings before Taxes                              73,227        37,965        72,715         90,000       273,907
Net Earnings                                       47,313        24,454        46,892         58,046       176,705
Net Earnings per Share:
   Basic                                      $      0.36   $      0.19   $      0.37    $      0.47   $      1.38
   Diluted                                    $      0.35   $      0.18   $      0.36    $      0.46   $      1.34
====================================================================================================================
                                                                  Fiscal 1999 - Quarters Ended
--------------------------------------------------------------------------------------------------------------------
                                                 Aug. 30       Nov. 29       Feb. 28        May 30        Total
--------------------------------------------------------------------------------------------------------------------
Sales                                         $   886,057   $   791,168   $   866,907    $   913,975   $ 3,458,107
Gross Profit                                      175,105       147,111       182,510        208,464       713,190
Earnings before Interest and Taxes                 59,306        29,443        62,939         83,727       235,415
Earnings before Taxes                              53,871        24,657        58,517         78,830       215,875
Net Earnings                                       35,179        15,919        38,353         51,087       140,538
Net Earnings per Share:
   Basic                                      $      0.25   $      0.11   $      0.28    $      0.38   $      1.02
   Diluted                                    $      0.24   $      0.11   $      0.27    $      0.37   $      0.99
====================================================================================================================

DARDEN RESTAURANTS, INC.
2000 Annual Report to Stockholders
PAGE 44

FIVE YEAR FINANCIAL SUMMARY
(Dollar amounts in thousands, except per share data)

                                                                        Fiscal Year Ended
--------------------------------------------------------------------------------------------------------------------
Operating Results                         May 28, 2000   May 30, 1999   May 31, 1998   May 25, 1997   May 26, 1996
--------------------------------------------------------------------------------------------------------------------
Sales                                      $ 3,701,256    $ 3,458,107    $ 3,287,017    $ 3,171,810    $ 3,191,779
--------------------------------------------------------------------------------------------------------------------
Costs and Expenses:
   Cost of Sales:
   Food and beverage                         1,199,709      1,133,705      1,083,629      1,077,316      1,062,624
   Restaurant labor                          1,180,090      1,117,401      1,062,490      1,017,315        954,886
   Restaurant expenses                         521,159        493,811        482,311        481,348        455,626
--------------------------------------------------------------------------------------------------------------------
Total Cost of Sales                        $ 2,900,958    $ 2,744,917    $ 2,628,430    $ 2,575,979    $ 2,473,136
--------------------------------------------------------------------------------------------------------------------
Restaurant Operating Profit                    800,298        713,190        658,587        595,831        718,643
--------------------------------------------------------------------------------------------------------------------
Selling, General and Administrative            379,470        360,909        358,542        361,263        373,920
Depreciation and Amortization                  130,464        125,327        126,289        136,876        134,599
Interest, Net                                   22,388         19,540         20,084         22,291         21,406
Restructuring and asset impairment
   expense or (credit), net                     (5,931)        (8,461)                      229,887         75,000
--------------------------------------------------------------------------------------------------------------------
Total Costs and Expenses                   $ 3,427,349    $ 3,242,232    $ 3,133,345    $ 3,326,296    $ 3,078,061
--------------------------------------------------------------------------------------------------------------------
Earnings (Loss) before Income Taxes            273,907        215,875        153,672       (154,486)       113,718
Income Taxes                                    97,202         75,337         51,958        (63,457)        39,363
--------------------------------------------------------------------------------------------------------------------
Net Earnings (Loss)                        $   176,705    $   140,538    $   101,714    $   (91,029)   $    74,355
--------------------------------------------------------------------------------------------------------------------
Net Earnings (Loss) per Share:
   Basic                                   $      1.38    $      1.02    $      0.69    $     (0.59)   $      0.47
   Diluted                                 $      1.34    $      0.99    $      0.67    $     (0.59)   $      0.46
--------------------------------------------------------------------------------------------------------------------
Average Number of Common Shares
   Outstanding, Net of Shares Held in
   Treasury (in 000's):
     Basic                                     128,500        137,300        148,300        155,600        158,700
     Diluted                                   131,900        141,400        151,400        155,600        161,300
====================================================================================================================
Excluding Restructuring and Asset
   Impairment Expense or (Credit),
   Net
Earnings                                   $   173,082    $   135,313    $   101,714    $    54,330    $   119,204
Earnings per Share:
   Basic                                   $      1.35    $      0.99    $      0.69    $      0.35    $      0.75
   Diluted                                 $      1.31    $      0.96    $      0.67    $      0.35    $      0.74
====================================================================================================================
Financial Position
Total Assets                               $ 1,971,423    $ 1,890,247    $ 1,984,742    $ 1,963,722    $ 2,088,504
Land, Buildings and Equipment                1,578,541      1,461,535      1,490,348      1,533,272      1,702,861
Working Capital (Deficit)                     (316,427)      (194,478)      (161,123)      (143,211)      (157,326)
Long-term Debt                                 306,586        316,451        310,608        313,192        301,205
Stockholders' Equity                           960,470        964,036      1,019,845      1,081,213      1,222,637
Stockholders' Equity per Share                    7.86           7.30           7.23           7.07           7.70
====================================================================================================================
Other Statistics
Cash Flow from Operations                  $   337,120    $   348,220    $   236,125    $   189,203    $   294,032
Capital Expenditures                           268,946        123,673        112,168        159,688        213,905
Dividends Paid                                  10,134         10,857         11,681         12,385         12,647
Dividends Paid per Share                          0.08           0.08           0.08           0.08           0.08
Advertising Expense                        $   181,959    $   180,563    $   186,261    $   204,321    $   239,526
Number of Employees                            122,300        116,700        114,800        114,600        119,100
Number of Restaurants                            1,139          1,139          1,151          1,182          1,217
Stock Price:
   High                                    $    22.813    $    23.375    $    18.125    $    12.125    $    14.000
   Low                                          12.563         14.188          8.125          6.750          9.750
   Close                                        18.875         21.313         15.438          8.250         11.750
====================================================================================================================