Form 10-K, Exhibit 13
period 2001-05-27
DARDEN RESTAURANTS INC
filed 2001-08-16
CIK 940944

EXHIBIT 13


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DARDEN RESTAURANTS, INC.
2001 Annual Report to Stockholders
PAGE 18

As of May 27, 2001, Darden Restaurants, Inc. (Darden or the Company) operated 1,168 Red Lobster, Olive Garden, Bahama Breeze and Smokey Bones BBQ Sports Bar restaurants in the U.S. and Canada and licensed 34 restaurants in Japan. All of the restaurants in the U.S. and Canada are operated by the Company with no franchising.

This discussion should be read in conjunction with the business information and the consolidated financial statements and related notes found elsewhere in this report.

Darden's fiscal year ends on the last Sunday in May. Fiscal years ended 2001, 2000, and 1999 each consisted of 52 weeks of operation.

REVENUES

Total  revenues in 2001 were $4.02 billion,  an 8.6 percent  increase from 2000.
Total  revenues in 2000 were $3.70  billion,  a 7.0 percent  increase from 1999.

COSTS AND EXPENSES

Food and beverage costs for both 2001 and 2000 were 32.4 percent of sales, a decrease of 0.4 percentage points from 1999. The comparability in 2001 and 2000 food and beverage costs, as a percentage of sales, is primarily a result of favorable menu-mix changes, pricing changes, and other efficiencies resulting from higher sales volumes, offset by higher product costs. The decrease in food and beverage costs in 2000 from 1999, as a percentage of sales, is primarily attributable to pricing, margin improving initiatives such as waste reduction, and a lower-margin promotion run by Red Lobster during the first quarter of 1999.

Restaurant labor decreased in 2001 to 31.4 percent of sales, compared to 31.9 percent of sales in 2000 and 32.3 percent of sales in 1999 primarily due to efficiencies resulting from higher sales volumes.

Restaurant expenses (primarily lease expenses, property taxes, credit card fees, utilities, and workers' compensation costs) amounted to 14.2 percent of sales in 2001, which was comparable to the 14.1 and 14.3 percent of sales levels in 2000 and 1999, respectively. The comparability is a result of higher sales volumes and the fixed component of these expenses which are not impacted by higher sales volumes, offset by higher utility costs.

Selling, general, and administrative expenses decreased in 2001 to 10.1 percent of sales, compared to 10.3 percent in 2000 and 10.4 percent in 1999. The decrease in 2001 is principally a result of reduced marketing expenses as a percent of sales, partially offset by additional labor costs associated with new concept expansion and development.

Depreciation and amortization expense of 3.7 percent of sales in 2001 increased from 3.5 percent in 2000 and 3.6 percent in 1999 primarily as a result of new restaurant and remodel activity, partially offset by the favorable impact of higher sales volumes. Interest expense increased to 0.8 percent of sales in 2001, compared to 0.6 percent of sales in 2000 and 1999. The increase is primarily due to higher debt levels in 2001.

INCOME FROM OPERATIONS

Pre-tax earnings increased by 12.4 percent in 2001 to $301.2 million, compared to $268.0 million (before net restructuring and asset impairment credit) in 2000 and $207.4 million (before net restructuring credit) in 1999. The increase in 2001 was primarily attributable to annual same-restaurant sales increases in the U.S. for both Red Lobster and Olive Garden totaling 5.9 percent and 7.2 percent, respectively. The increase in 2000 was mainly attributable to annual same-restaurant sales increases in the U.S. for both Red Lobster and Olive Garden totaling 7.6 percent and 7.2 percent, respectively. Red Lobster and Olive Garden have enjoyed 14 and 27 consecutive quarters of U.S. same-restaurant sales increases, respectively.

PROVISION FOR INCOME TAXES

The effective tax rate for 2001 was 34.6 percent, compared to 35.4 percent in 2000 (before net restructuring and asset impairment credit) and 34.8 percent in 1999 (before net restructuring credit). The decrease in the effective tax rate from 2000 to 2001 resulted primarily from increases in income tax credits and deductions that were not available in 2000. The increase in the effective tax rate from 1999 to 2000 is primarily a result of higher 2000 pre-tax earnings.

DARDEN RESTAURANTS, INC.
2001 Annual Report to Stockholders
PAGE 19

NET EARNINGS AND NET EARNINGS PER SHARE BEFORE NET RESTRUCTURING
AND ASSET IMPAIRMENT CREDIT

Net earnings for 2001 of $197.0 million,  or $1.59 per diluted share,  increased
13.8 percent, compared to 2000 net earnings before net restructuring and asset impairment credit of $173.1 million, or $1.31 per diluted share. Net earnings before net restructuring and asset impairment credit for 2000 increased 27.9 percent, compared to net earnings before restructuring credit for 1999 of $135.3 million, or 96 cents per diluted share.

NET EARNINGS AND NET EARNINGS  PER SHARE

Net earnings for 2001 of $197.0 million ($1.59 per diluted share) compared with net earnings after net restructuring and asset impairment credit for 2000 of $176.7 million ($1.34 per diluted share) and net earnings after restructuring credit of $140.5 million ($0.99 per diluted share).

During 1997, an after-tax restructuring and asset impairment charge of $145.4 million ($0.93 per diluted share) was taken related to low-performing restaurant properties in the U.S. and Canada and other long-lived assets, including those restaurants that have been closed. The pre-tax charge included approximately $160.7 million of non-cash charges primarily related to the write-down of buildings and equipment to net realizable value and approximately $69.2 million of charges to be settled in cash related to carrying costs of buildings and equipment prior to their disposal, lease buy-out provisions, employee severance and other costs. Cash required to carry out these activities is being provided by operations and the sale of closed properties.

After-tax restructuring credits of $5.2 million and $5.2 million were taken in the fourth quarter of 2000 and 1999, respectively, as the Company reversed portions of its 1997 restructuring liability. The 2000 reversal primarily resulted from favorable lease terminations. The 1999 reversal primarily resulted from the Company's decision to close fewer restaurants than identified for closure as part of the initial restructuring action. The credits had no effect on the Company's cash flow.

During 2000, an after-tax asset impairment charge of $1.6 million was taken in the fourth quarter related to additional write-downs of the value of properties held for disposition.

FINANCIAL CONDITION

Short-term debt totaled $12.0 million as of May 27, 2001, down from $115.0 million at May 28, 2000. The decrease resulted primarily from the Company's issuance of long-term debt in which the proceeds were used to repay short-term debt.

LIQUIDITY AND CAPITAL RESOURCES

The Company intends to manage its business and its financial ratios to maintain an investment grade bond rating, which allows access to financing at reasonable costs. Currently, the Company's publicly issued long-term debt carries "Baa1" (Moody's Investors Service), "BBB+" (Standard & Poor's) and "BBB+" (Fitch) ratings. The Company's commercial paper has ratings of "P-2" (Moody's Investors Service), "A-2" (Standard & Poor's) and "F-2" (Fitch). Such ratings are only accurate as of the date of this report and have been obtained with the understanding that Moody's Investors Service, Standard & Poor's, and Fitch will continue to monitor the credit of the Company and make future adjustments to such ratings to the extent warranted. The ratings may be changed, superseded, or withdrawn at any time.

Darden's long-term debt includes $150 million of unsecured 6.375 percent notes due in February 2006 and $100 million of unsecured 7.125 percent debentures due in February 2016. In September 2000, the Company also issued $150 million of unsecured 8.375 percent senior notes due in September 2005. Proceeds of the issuance were used to repay short-term debt.

In November 2000, Darden filed a prospectus supplement with the Securities and Exchange Commission allowing the Company to offer up to $350 million of medium-term notes from time to time. The notes will be unsecured, may bear interest at either fixed or floating rates, and may have maturity dates of nine months or more after issuance. In April 2001, the Company issued $75 million of
7.45 percent fixed rate notes under this program with a maturity date of April 2011. Proceeds of the issuance were used to repay short-term debt.

As of May 27, 2001, Darden's long-term debt also includes a $44.5 million commercial bank loan that is used to support two loans from the Company to the Employee Stock Ownership Plan portion of the Darden Savings Plan.

DARDEN RESTAURANTS, INC.
2001 Annual Report to Stockholders
PAGE 20

The Company has a commercial paper program that serves as its primary source of short-term financing. As of May 27, 2001, there were $12 million of borrowings outstanding under the program. To support the program, the Company has a credit facility with a consortium of banks under which the Company can borrow up to $300 million. As of May 27, 2001, no amounts were outstanding under the credit facility. The credit facility expires in October 2004 and contains various restrictive covenants, such as maximum debt to capital ratios. None of these covenants is expected to impact the Company's liquidity or capital resources.

The Company's adjusted debt-to-adjusted-total capital ratio (which includes 6.25 times the total annual restaurant minimum rent and 3.00 times the total annual restaurant equipment minimum rent as a component of adjusted debt and adjusted total capital) was 44 percent and 42 percent at May 27, 2001, and May 28, 2000, respectively. The Company's fixed-charge coverage ratio, which measures the number of times each year that the Company earns enough to cover its fixed charges, amounted to 6.5 times and 7.1 times at May 27, 2001, and May 28, 2000, respectively. Based on these ratios, the Company believes its financial condition remains strong. The composition of the Company's capital structure is shown in the following table.

                                                                            May 27, 2001          May 28, 2000
CAPITAL STRUCTURE                                                          $ In millions         $ In millions
--------------------------------------------------------------------------------------------------------------------
Short-term debt                                                             $     12.0             $   115.0
Long-term debt                                                                   520.6                 306.6
--------------------------------------------------------------------------------------------------------------------
Total debt                                                                       532.6                 421.6
Stockholders' equity                                                           1,035.2                 960.5
--------------------------------------------------------------------------------------------------------------------
Total capital                                                               $  1,567.8             $ 1,382.1
====================================================================================================================
ADJUSTMENTS TO CAPITAL
--------------------------------------------------------------------------------------------------------------------
Leases-debt equivalent                                                           275.1                 264.8
Adjusted total debt                                                              807.7                 686.4
Adjusted total capital                                                      $  1,842.9             $ 1,646.9
Debt-to-total capital ratio                                                       34%                   31%
Adjusted debt-to-adjusted total capital ratio                                     44%                   42%
====================================================================================================================

In 2001, 2000, and 1999, the Company declared eight cents per share in annual dividends paid in two installments. In March 2000, the Company's Board approved an additional authorization for the ongoing stock buy-back plan whereby the Company may purchase on the open market up to 20.0 million additional shares of Darden common stock. This buy-back authorization is in addition to previously approved authorizations by the Board covering open market purchases of up to
44.6 million shares of Darden common stock. In 2001, 2000, and 1999, the Company purchased treasury stock totaling $177 million, $202 million, and $228 million, respectively. As of May 27, 2001, a total of 52.5 million shares have been purchased under the various stock buy-back plan authorizations.

The Company generated $421 million, $343 million, and $358 million in funds from operating activities during 2001, 2000, and 1999, respectively. The Company requires capital principally for building new restaurants, replacing equipment and remodeling existing restaurants. Capital expenditures were $355 million in 2001, compared to $269 million in 2000, and $124 million in 1999. The increased expenditures in 2001 and 2000 resulted primarily from new restaurant growth as well as remodeling activity at Olive Garden and Red Lobster restaurants. The 2001, 2000, and 1999 capital expenditures, treasury stock purchases, and dividend requirements were financed primarily through internally generated funds and the issuance of commercial paper. This has resulted in the Company carrying current liabilities in excess of current assets. The Company estimates that its 2002 capital expenditures will be slightly more in amount to that of 2001.

The Company is not aware of any other trends or events that would materially affect its capital requirements or liquidity. The Company believes that its internal cash generating capabilities and short-term borrowings available through its commercial paper program should be sufficient to finance its capital expenditures and other operating activities through fiscal 2002.

IMPACT OF INFLATION

For 2001, 2000, and 1999, management does not believe that inflation has had a significant overall effect on the Company's operations. As operating expenses increase, management believes the Company has historically been able to pass on increased costs through menu price increases and other strategies.

DARDEN RESTAURANTS, INC.
2001 Annual Report to Stockholders
PAGE 21

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to a variety of market risks, including fluctuations in interest rates, foreign currency exchange rates, and commodity prices. To manage this exposure, Darden periodically enters into interest rate, foreign currency exchange, and commodity instruments for other than trading purposes.

The Company uses the variance/covariance method to measure value at risk, over time horizons ranging from one week to one year, at the 95 percent confidence level. As of May 27, 2001, the Company's potential losses in future net earnings resulting from changes in foreign currency exchange rates, commodity prices, and floating rate debt interest rate exposures were approximately $1 million over a period of one year. The Company issued $225 million of new long-term fixed rate debt during fiscal 2001. The value at risk from an increase in the fair value of all of the Company's long-term fixed rate debt, over a period of one year, was approximately $40 million. The fair value of the Company's long-term fixed rate debt during fiscal 2001 averaged $359 million, with a high of $472 million and a low of $229 million. The Company's interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows by targeting an appropriate mix of variable and fixed rate debt.

FUTURE APPLICATION OF ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Gains or losses resulting from changes in the fair values of those derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. In June 1999, the FASB issued SFAS 137, which deferred the effective date of adoption of SFAS 133 for one year. In June 2000, the FASB issued SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB Statement No. 133". SFAS 138, which amends the accounting and reporting standards of SFAS 133 for certain derivative instruments and hedging activities, must be adopted concurrently with SFAS 133. The Company adopted SFAS 133 and SFAS 138 in the first quarter of fiscal 2002. Adoption of SFAS 133 and SFAS 138 did not materially impact the Company's consolidated financial position, results of operations or cash flows.

FORWARD-LOOKING STATEMENTS

Certain statements included in this report are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words or phases such as "believe", "plan", "will", "expect", "intend", "is anticipated", "estimate", "project", and similar expressions are intended to identify forward-looking statements. All of these statements, and any other statements in this report that are not historical facts, are forward-looking. Examples of forward-looking statements include, but are not limited to, projections regarding expected casual dining sales growth; the ability of the casual dining segment to weather economic downturns; demographic trends; the Company's expansion plans and business development activities; and the Company's long-term goals of increasing market share, expanding margins on incremental sales, and growing earnings 15 percent to 20 percent per year on a compound annual basis. Forward-looking statements are based on assumptions concerning important risks and uncertainties that could significantly affect anticipated results. These risks and uncertainties include, but are not limited to, (i) the highly competitive nature of the restaurant industry, especially pricing, service, location, personnel, and type and quality of food; (ii) economic, market, and other conditions, including changes in consumer preferences and demographic trends; (iii) changes in food and other costs, and the general impact of inflation; (iv) the availability of desirable restaurant locations; (v) government regulations, including those relating to zoning, land use, environmental matters, and liquor licenses; and (vi) growth plans, including real estate development and construction activities, the issuance and renewal of licenses, and permits for restaurant development and the availability of funds to finance growth. If the
Company's projections and estimates regarding these key factors differ materially from what actually occurs, the Company's actual results could vary significantly from the performance projected in its forward-looking statements.

DARDEN RESTAURANTS, INC.
2001 Annual Report to Stockholders
PAGE 22

REPORT OF MANAGEMENT RESPONSIBILITIES

The management of Darden Restaurants, Inc. is responsible for the fairness and accuracy of the consolidated financial statements. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles, using management's best estimates and judgments where appropriate. The financial information throughout this report is consistent with our consolidated financial statements.

Management has established a system of internal controls that provides reasonable assurance that assets are adequately safeguarded, and transactions are recorded accurately, in all material respects, in accordance with management's authorization. We maintain a strong audit program that independently evaluates the adequacy and effectiveness of internal controls. Our internal controls provide for appropriate separation of duties and responsibilities, and there are documented policies regarding utilization of Company assets and proper financial reporting. These formally stated and regularly communicated policies set high standards of ethical conduct for all employees.

The Audit Committee of the Board of Directors meets regularly to determine that management, internal auditors, and independent auditors are properly discharging their duties regarding internal control and financial reporting. The independent auditors, internal auditors, and employees have full and free access to the Audit Committee at any time.

KPMG LLP, independent certified public accountants, are retained to audit the consolidated financial statements. Their report follows.

/s/ Joe R. Lee

Joe R. Lee
Chairman of the Board and Chief Executive Officer


INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Darden Restaurants, Inc.

We have audited the accompanying consolidated balance sheets of Darden Restaurants, Inc. and subsidiaries as of May 27, 2001, and May 28, 2000, and the related consolidated statements of earnings, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended May 27, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Darden Restaurants, Inc. and subsidiaries as of May 27, 2001, and May 28, 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended May 27, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Orlando, Florida
June 15, 2001

DARDEN RESTAURANTS, INC.
2001 Annual Report to Stockholders
PAGE 23

CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                Fiscal Year Ended
--------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                            May 27, 2001     May 28, 2000      May 30, 1999
--------------------------------------------------------------------------------------------------------------------
Sales                                                              $4,021,157        $3,701,256      $ 3,458,107
Costs and Expenses:
   Cost of sales:
         Food and beverage                                          1,302,926         1,199,709        1,133,705
         Restaurant labor                                           1,261,837         1,181,156        1,117,401
         Restaurant expenses                                          569,963           519,832          493,811
--------------------------------------------------------------------------------------------------------------------
             Total Cost of Sales                                   $3,134,726        $2,900,697      $ 2,744,917
    Selling, general and administrative                               407,685           379,731          360,909
    Depreciation and amortization                                     146,864           130,464          125,327
    Interest, net                                                      30,664            22,388           19,540
    Restructuring and asset impairment credit, net                                       (5,931)          (8,461)
--------------------------------------------------------------------------------------------------------------------
                     Total Costs and Expenses                      $3,719,939        $3,427,349      $ 3,242,232
--------------------------------------------------------------------------------------------------------------------
Earnings before Income Taxes                                          301,218           273,907          215,875
Income Taxes                                                          104,218            97,202           75,337
--------------------------------------------------------------------------------------------------------------------
Net Earnings                                                       $  197,000        $  176,705     $    140,538
====================================================================================================================
Net Earnings per Share:
   Basic                                                           $     1.64        $     1.38     $       1.02

   Diluted                                                         $     1.59        $     1.34     $       0.99

====================================================================================================================
Average Number of Common Shares Outstanding:
   Basic                                                              119,800           128,500          137,300
   Diluted                                                            123,800           131,900          141,400
====================================================================================================================

See accompanying notes to consolidated financial statements.

DARDEN RESTAURANTS, INC.
2001 Annual Report to Stockholders
PAGE 24

CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------------------------------------------
(In thousands)                                                       May 27, 2001              May 28, 2000
--------------------------------------------------------------------------------------------------------------------
                            ASSETS
Current Assets:
   Cash and cash equivalents                                         $     61,814              $     26,102
   Receivables                                                             32,870                    27,962
   Inventories                                                            148,429                   142,187
   Net assets held for disposal                                            10,087                    19,614
   Prepaid expenses and other current assets                               26,942                    26,525
   Deferred income taxes                                                   48,000                    48,070
--------------------------------------------------------------------------------------------------------------------
     Total Current Assets                                            $    328,142              $    290,460
Land, Buildings and Equipment                                           1,779,515                 1,578,541
Other Assets                                                              110,801                   102,422
--------------------------------------------------------------------------------------------------------------------
            Total Assets                                             $  2,218,458              $  1,971,423
====================================================================================================================
             LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Accounts payable                                                  $    156,859              $    140,487
   Short-term debt                                                         12,000                   115,000
   Current portion of long-term debt                                        2,647                     2,513
   Accrued payroll                                                         82,588                    77,805
   Accrued income taxes                                                    47,698                    33,256
   Other accrued taxes                                                     27,429                    25,524
   Other current liabilities                                              225,037                   212,302
--------------------------------------------------------------------------------------------------------------------
     Total Current Liabilities                                       $    554,258              $    606,887
Long-term Debt                                                            517,927                   304,073
Deferred Income Taxes                                                      90,782                    79,102
Other Liabilities                                                          20,249                    20,891
--------------------------------------------------------------------------------------------------------------------
            Total Liabilities                                        $  1,183,216              $  1,010,953
--------------------------------------------------------------------------------------------------------------------
Stockholders' Equity:
   Common stock and surplus, no par value.  Authorized
     500,000 shares; issued 169,299 and 165,977 shares,
     respectively; outstanding 117,380 and 122,192 shares,
     respectively                                                    $  1,405,799              $  1,351,707
   Preferred stock, no par value.  Authorized 25,000 shares;
     none issued and outstanding
   Retained earnings                                                      532,121                   344,579
   Treasury stock, 51,919 and 43,785 shares, at cost                     (840,254)                 (666,837)
   Accumulated other comprehensive income                                 (13,102)                  (12,457)
   Unearned compensation                                                  (49,322)                  (56,522)
--------------------------------------------------------------------------------------------------------------------
             Total Stockholders' Equity                              $  1,035,242              $    960,470
--------------------------------------------------------------------------------------------------------------------
                     Total Liabilities and Stockholders'             $  2,218,458              $  1,971,423
Equity
====================================================================================================================

See accompanying notes to consolidated financial statements.

DARDEN RESTAURANTS, INC.
2001 Annual Report to Stockholders
PAGE 25

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

--------------------------------------------------------------------------------------------------------------------
                                           Common                          Accumulated
                                           Stock                              Other                       Total
                                            and      Retained    Treasury Comprehensive    Unearned   Stockholders'
(In thousands, except per share data)     Surplus    Earnings     Stock       Income     Compensation    Equity
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Balance at May 31, 1998                  $1,286,191 $ 48,327    $(239,876)   $(11,749)    $(63,048)    $1,019,845
--------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net earnings                                      140,538                                              140,538
   Other comprehensive income, foreign
     currency adjustment                                                         (366)                       (366)
                                                                                                          --------
       Total comprehensive income                                                                         140,172
Cash dividends declared ($0.08 per share)            (10,857)                                             (10,857)
Stock option exercises (2,789 shares)        25,437                                                        25,437
Issuance of restricted stock (370 shares),
   net of forfeiture adjustments              4,873                                         (4,844)            29
Earned compensation                                                                          2,341          2,341
ESOP note receivable repayments                                                              1,800          1,800
Income tax benefit credited to equity         9,722                                                         9,722
Proceeds from issuance of equity put
options                                       2,184                                                         2,184
Purchases of common stock for treasury
   (12,162 shares)                                              (227,510)                                (227,510)
Issuance of treasury stock under Employee
   Stock Purchase Plan (55 shares)              389                  484                                      873

--------------------------------------------------------------------------------------------------------------------
Balance at May 30, 1999                   1,328,796   178,008   (466,902)     (12,115)     (63,751)       964,036

--------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net earnings                                       176,705                                             176,705
   Other comprehensive income, foreign
     currency adjustment                                                         (342)                       (342)
                                                                                                         ---------
       Total comprehensive income                                                                         176,363
Cash dividends declared ($0.08 per share)             (10,134)                                            (10,134)
Stock option exercises (1,153 shares)       10,212                                                         10,212
Issuance of restricted stock (163
shares), net of forfeiture adjustments       3,638                                          (3,685)           (47)
Earned compensation                                                                          3,314          3,314
ESOP note receivable repayments                                                              7,600          7,600
Income tax benefit credited to equity        5,506                                                          5,506
Proceeds from issuance of equity put
     options                                 1,814                                                          1,814
Purchases of common stock for treasury
   (11,487 shares)                                              (202,105)                                (202,105)
Issuance of treasury stock under Employee
   Stock Purchase Plan (243 shares)          1,741                 2,170                                    3,911

--------------------------------------------------------------------------------------------------------------------
Balance at May 28, 2000                  1,351,707    344,579   (666,837)     (12,457)      (56,522)      960,470

--------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net earnings                                       197,000                                             197,000
   Other comprehensive income, foreign
     currency adjustment                                                         (645)                       (645)
                                                                                                         -----------
       Total comprehensive income                                                                         196,355
Cash dividends declared ($0.08 per share)              (9,458)                                             (9,458)
Stock option exercises (3,113 shares)       33,158                                                         33,158
Issuance of restricted stock (295
     shares), net of forfeiture adjustments  3,986                 1,035                    (5,109)           (88)
Earned compensation                                                                          4,164          4,164
ESOP note receivable repayments                                                              8,145          8,145
Income tax benefit credited to equity       15,287                                                         15,287
Purchases of common stock for treasury
   (8,440 shares)                                               (176,511)                                (176,511)
Issuance of treasury stock under Employee
   Stock Purchase and other plans
   (224 shares)                              1,661                 2,059                                    3,720

--------------------------------------------------------------------------------------------------------------------
Balance at May 27, 2001                 $1,405,799   $532,121  $(840,254)    $(13,102)    $(49,322)    $1,035,242
--------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

DARDEN RESTAURANTS, INC.
2001 Annual Report to Stockholders
PAGE 26

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                Fiscal Year Ended
--------------------------------------------------------------------------------------------------------------------
(In thousands)                                                   May 27, 2001     May 28, 2000      May 30, 1999
--------------------------------------------------------------------------------------------------------------------
Cash Flows - Operating Activities
   Net Earnings                                                   $  197,000         $ 176,705       $  140,538
   Adjustments to reconcile net earnings to cash flow:
     Depreciation and amortization                                   146,864           130,464          125,327
     Amortization of unearned compensation and loan costs              7,031             5,895            4,879
     Change in current assets and liabilities                         41,740             2,472           70,924
     Change in other liabilities                                        (642)             (371)           2,682
     (Gain) loss on disposal of land, buildings and equipment          1,559             2,683           (1,798)
     Deferred income taxes                                            11,750            24,609           13,967
       Income tax benefit credited to equity                          15,287             5,506            9,722
     Non-cash restructuring and asset impairment credit, net                            (5,931)          (8,461)
     Other, net                                                          (19)              594              162
--------------------------------------------------------------------------------------------------------------------
         Net Cash Provided by Operating Activities                $  420,570         $ 342,626       $  357,942
--------------------------------------------------------------------------------------------------------------------
Cash Flows - Investing Activities
   Purchases of land, buildings and equipment                       (355,139)         (268,946)        (123,673)
   Purchases of intangibles                                          (11,215)           (2,431)          (2,203)
   (Increase) decrease in other assets                                   485               611           (8,794)
   Proceeds from disposal of land, buildings and equipment
     (including net assets held for disposal)                         13,492            20,998           38,134
--------------------------------------------------------------------------------------------------------------------
         Net Cash Used by Investing Activities                    $ (352,377)        $(249,768)      $  (96,536)
--------------------------------------------------------------------------------------------------------------------
Cash Flows - Financing Activities
   Proceeds from issuance of common stock                             36,701            13,944           26,310
   Dividends paid                                                     (9,458)          (10,134)         (10,857)
   Purchases of treasury stock                                      (176,511)         (202,105)        (227,510)
   ESOP note receivable repayments                                     8,145             7,600            1,800
   Increase (decrease) in short-term debt                           (103,000)           91,500          (51,600)
   Proceeds from issuance of long-term debt                          224,454                              9,848
   Repayment of long-term debt                                       (10,658)           (9,986)          (4,126)
   Payment of loan costs                                              (2,154)             (349)
   Proceeds from issuance of equity put options                                          1,814            2,184
--------------------------------------------------------------------------------------------------------------------
         Net Cash Used by Financing Activities                    $  (32,481)        $(107,716)      $ (253,951)
--------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents                      35,712           (14,858)           7,455
Cash and Cash Equivalents - Beginning of Year                         26,102            40,960           33,505
--------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents - End of Year                           $   61,814         $  26,102       $   40,960
====================================================================================================================
Cash Flow from Changes in Current Assets and Liabilities
   Receivables                                                        (4,908)           (7,706)           7,056
   Inventories                                                        (6,242)           (1,485)          41,697
   Prepaid expenses and other current assets                            (289)           (4,184)          (1,310)
   Accounts payable                                                   16,372            (4,238)          11,787
   Accrued payroll                                                     4,783             3,540            1,025
   Accrued income taxes                                               14,442            16,712           15,477
   Other accrued taxes                                                 1,905              (441)           1,793
   Other current liabilities                                          15,677               274           (6,601)
--------------------------------------------------------------------------------------------------------------------
              Change in Current Assets and Liabilities            $   41,740         $   2,472       $   70,924
====================================================================================================================

See accompanying notes to consolidated financial statements.

DARDEN RESTAURANTS, INC.
2001 Annual Report to Stockholders
PAGE 27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The accompanying 2001, 2000 and 1999 consolidated financial statements include the operations of Darden Restaurants, Inc. and its wholly owned subsidiaries (Darden or the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year
Darden's fiscal year ends on the last Sunday in May. Fiscal years 2001, 2000 and 1999 each consisted of 52 weeks.

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

Intangible Assets
The cost of intangible assets at May 27, 2001, and May 28, 2000, amounted to $26,818 and $16,412, respectively. Intangibles are amortized using the straight-line method over their estimated useful lives ranging from three to 40 years. Costs capitalized principally represent software and related development costs and the purchase costs of leases with favorable rent terms. Accumulated amortization on intangible assets as of May 27, 2001, and May 28, 2000, amounted to $6,199 and $5,201, respectively.

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

Liquor Licenses
The costs of obtaining non-transferable liquor licenses that are directly issued by local government agencies for nominal fees are expensed in the year incurred. The costs of purchasing transferable liquor licenses through open markets in jurisdictions with a limited number of authorized liquor licenses are capitalized. If there is permanent impairment in the value of a liquor license due to market changes, the asset is written down to its net realizable value. Annual liquor license renewal fees are expensed.

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

DARDEN RESTAURANTS, INC.
2001 Annual Report to Stockholders
PAGE 28

Advertising
Production costs of commercials and programming are charged to operations in the year the advertising is first aired. The costs of other advertising, promotion, and marketing programs are charged to operations in the year incurred. Advertising expense was $196,314, $182,220, and $180,563, in 2001, 2000, and
1999, respectively.

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

Options to purchase 2,412,600, 3,586,200, and 120,200 shares of common stock were excluded from the calculation of diluted earnings per share for the years ended May 27, 2001, May 28, 2000, and May 30, 1999, respectively, because their exercise prices exceeded the average market price of common shares for the period.

Derivative Financial and Commodity Instruments
The Company may, from time to time, use financial and commodities derivatives in the management of interest rate and commodities pricing risks that are inherent in its business operations. The Company may also use financial derivatives as part of its stock repurchase program as described in Note 10. Such instruments are not held or issued for trading or speculative purposes. The Company may, from time to time, use interest rate swap and cap agreements in the management of interest rate exposure. The interest rate differential to be paid or received is normally accrued as interest rates change, and is recognized as a component of interest expense over the life of the agreements. If an agreement is terminated prior to the maturity date and is characterized as a hedge, any accrued rate differential would be deferred and recognized as interest expense over the life of the hedged item. The Company uses commodities hedging instruments, including forwards, futures and options, to reduce the risk of price fluctuations related to future raw materials requirements for commodities such as coffee, soybean oil, and natural gas. The terms of such instruments generally do not exceed 12 months, and depend on the commodity and other market factors. Deferred gains and losses are subsequently recorded as cost of products sold in the consolidated statements of earnings when the inventory is sold. If the inventory is not acquired and the hedge is disposed of, the deferred gain or loss is recognized immediately in cost of products sold. The Company believes that it does not have material risk from any of the above financial instruments, and the Company does not anticipate any material losses from the use of such instruments.

DARDEN RESTAURANTS, INC.
2001 Annual Report to Stockholders
PAGE 29

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

Stock-Based Compensation
Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," encourages the use of a fair-value method of accounting for stock-based awards under which the fair value of stock options is determined on the date of grant and expensed over the vesting period. As allowed by SFAS 123, the Company has elected to account for its stock-based compensation plans under the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." Under APB 25, compensation expense is recorded on the date of grant if the current market price of the underlying stock exceeds the exercise price. The Company has adopted the disclosure requirements of SFAS 123.

Comprehensive Income
Comprehensive income includes net earnings and other comprehensive income items that are excluded from net earnings under generally accepted accounting principles, such as foreign currency translation adjustments and unrealized gains and losses on investments. The Company's only item of other comprehensive income is foreign currency translation adjustments which have been reported separately within stockholders' equity.

Segment Reporting
As of May 27, 2001, the Company operated 1,168 Red Lobster, Olive Garden, Bahama Breeze and Smokey Bones BBQ Sports Bar restaurants in North America as part of a single operating segment. The restaurants operate principally in the United States within the casual dining industry, providing similar products to similar customers. The restaurants also possess similar pricing structures resulting in similar long-term expected financial performance characteristics. Revenues from external customers are derived principally from food and beverage sales. The Company does not rely on any major customers as a source of revenue. Management believes that the Company meets the criteria for aggregating its operating segments into a single reporting segment.

Reclassifications
Certain reclassifications have been made to prior year amounts to conform with current year presentation.

Future Application of Accounting Standards
In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Gains or losses resulting from changes in the fair values of those derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. In June 1999, the FASB issued SFAS 137, which deferred the effective date of adoption of SFAS 133 for one year. In June 2000, the FASB issued SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB Statement No. 133". SFAS 138, which amends the accounting and reporting standards of SFAS 133 for certain derivative instruments and hedging activities, must be adopted concurrently with SFAS 133. The Company adopted SFAS 133 and SFAS 138 in the first quarter of fiscal 2002. Adoption of SFAS 133 and SFAS 138 did not materially impact the Company's consolidated financial position, results of operations, or cash flows.

DARDEN RESTAURANTS, INC.
2001 Annual Report to Stockholders
PAGE 30

NOTE 2 - ACCOUNTS RECEIVABLE

Darden contracts with national storage and distribution companies to provide services that are billed to Darden on a per-case basis. In connection with these services, certain Darden inventory items are sold to these companies at a predetermined price when they are shipped to their storage facilities. These items are repurchased at the same price by Darden when the inventory is subsequently delivered to Company restaurants. These transactions do not impact the consolidated statements of earnings. Receivables from national storage and distribution companies amounted to $24,996 and $24,692 at May 27, 2001, and May 28, 2000, respectively.

NOTE 3 - RESTRUCTURING AND ASSET IMPAIRMENT CREDIT, NET

Darden recorded asset impairment charges of $2,629 and $158,987 in 2000 and 1997, respectively, representing the difference between fair value and carrying value of impaired assets. The asset impairment charges relate to low-performing restaurant properties and other long-lived assets, including restaurants that have been closed. Fair value is generally determined based on appraisals or sales prices of comparable properties. In connection with the closing of certain restaurant properties, the Company recorded other restructuring expenses of $70,900 in 1997. The liability was established to accrue for estimated carrying costs of buildings and equipment prior to disposal, employee severance costs, lease buy-out provisions, and other costs associated with the restructuring action. All restaurant closings under this restructuring action have been completed. The remaining restructuring actions, including disposal of the closed owned properties and the lease buy-outs related to the closed leased properties, are expected to be substantially completed during 2002.

During 2000 and 1999, the Company reversed portions of its 1997 restructuring liability totaling $8,560 and $8,461, respectively. The 2000 reversal primarily resulted from favorable lease terminations. The 1999 reversal primarily resulted from the Company's decision to close fewer restaurants than identified for closure as part of the initial restructuring action. No restructuring or asset impairment expense or credit was charged to operating results during 2001.

The components of the restructuring and asset impairment credit, net, and the after-tax and earnings per share effects of these items for 2000 and 1999 are as follows:

                                                                                        Fiscal Year
--------------------------------------------------------------------------------------------------------------------
                                                                                2000                     1999
--------------------------------------------------------------------------------------------------------------------

Carrying costs of buildings and equipment prior to disposal and
   employee severance costs                                                    $                     $ (3,907)
Lease buy-out provisions                                                         (8,560)               (4,554)
--------------------------------------------------------------------------------------------------------------------
     Subtotal                                                                    (8,560)               (8,461)
Impairment of restaurant properties                                               2,629
--------------------------------------------------------------------------------------------------------------------
Total restructuring and asset impairment credit, net                             (5,931)               (8,461)
Less related income tax effect                                                    2,308                 3,236
--------------------------------------------------------------------------------------------------------------------
Restructuring and asset impairment credit, net, net of
   income taxes                                                                  (3,623)               (5,225)
--------------------------------------------------------------------------------------------------------------------
Earnings per share effect - basic and diluted                                  $  (0.03)             $  (0.04)
====================================================================================================================

The restructuring liability is included in other current liabilities in the accompanying consolidated balance sheets. As of May 27, 2001, approximately $42,600 of carrying, employee severance, and lease buy-out costs associated with the 1997 restructuring action had been paid and charged against the restructuring liability. A summary of restructuring liability activity for 2001 and 2000 is as follows:

                                                                                         Fiscal Year
------------------------------------------------------------------------ --------------------- ---------------------
                                                                                 2001                  2000
------------------------------------------------------------------------ --------------------- ---------------------
Beginning balance                                                              $ 8,564               $ 37,139
Non-cash Adjustments:
     Restructuring credit                                                                              (8,560)
     Reclassification of asset impairment (described below)                                           (12,000)
Cash Payments:
     Carrying costs and employee severance payments                             (1,364)                (2,744)
     Lease payments including lease buy-outs, net                               (1,402)                (5,271)
------------------------------------------------------------------------ --------------------- ---------------------
Ending Balance                                                                 $ 5,798               $  8,564
======================================================================== ===================== =====================

DARDEN RESTAURANTS, INC.
2001 Annual Report to Stockholders
PAGE 31

Asset impairment charges of $12,000 included in the beginning 2000 restructuring liability have been reclassified to reduce the carrying value of land for all periods presented. This reclassification related to asset impairment charges recorded in 1997 for long-lived assets associated with Canadian restaurants.

NOTE 4 - INCOME TAXES

The components of earnings before income taxes and the provision for income taxes thereon are as follows:

                                                                                   Fiscal Year
--------------------------------------------------------------------------------------------------------------------
                                                                     2001             2000              1999
--------------------------------------------------------------------------------------------------------------------

Earnings before income taxes:
       U.S.                                                       $  296,160         $ 269,802       $  212,585
       Canada                                                          5,058             4,105            3,290
--------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                      $  301,218         $ 273,907       $  215,875
--------------------------------------------------------------------------------------------------------------------
Income taxes:
   Current:
       Federal                                                    $   79,285         $  61,528       $   53,621
       State and local                                                13,049            10,861            7,577
       Canada                                                            134               204              172
--------------------------------------------------------------------------------------------------------------------
     Total current                                                    92,468            72,593           61,370
--------------------------------------------------------------------------------------------------------------------
   Deferred (principally U.S.)                                        11,750            24,609           13,967
--------------------------------------------------------------------------------------------------------------------
Total income taxes                                                $  104,218         $  97,202       $   75,337
====================================================================================================================

During 2001, 2000, and 1999, Darden paid income taxes of $63,893, $53,688, and $34,790, respectively.

The following table is a reconciliation of the U.S. statutory income tax rate to the effective income tax rate included in the accompanying consolidated statements of earnings:

                                                                                   Fiscal Year
--------------------------------------------------------------------------------------------------------------------
                                                                     2001             2000              1999
--------------------------------------------------------------------------------------------------------------------

U.S. statutory rate                                                  35.0%             35.0%            35.0%
State and local income taxes, net of federal tax benefits             3.1               3.3              3.3
Benefit of federal income tax credits                                (4.1)             (3.9)            (4.5)
Other, net                                                            0.6               1.1              1.1
--------------------------------------------------------------------------------------------------------------------
Effective income tax rate                                            34.6%             35.5%            34.9%
====================================================================================================================

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

                                                                            May 27, 2001          May 28, 2000
--------------------------------------------------------------------------------------------------------------------

Accrued liabilities                                                         $    14,899            $   15,836
Compensation and employee benefits                                               50,902                48,310
Asset disposition and restructuring liabilities                                   5,306                 7,616
Net assets held for disposal                                                        937                 1,837
Other                                                                             2,436                 2,210
--------------------------------------------------------------------------------------------------------------------
Gross deferred tax assets                                                        74,480                75,809
--------------------------------------------------------------------------------------------------------------------
Buildings and equipment                                                         (73,578)              (64,071)
Prepaid pension asset                                                           (17,376)              (16,406)
Prepaid interest                                                                 (3,812)               (4,161)
Deferred rent and interest income                                               (13,474)              (14,560)
Intangibles                                                                      (5,840)               (4,497)
Other                                                                            (3,182)               (3,146)
--------------------------------------------------------------------------------------------------------------------
Gross deferred tax liabilities                                                 (117,262)             (106,841)
--------------------------------------------------------------------------------------------------------------------
Net deferred tax liabilities                                                $   (42,782)           $  (31,032)
====================================================================================================================

A valuation allowance for deferred tax assets is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. As of May 27, 2001, and May 28, 2000, no valuation allowance has been recognized in the accompanying consolidated financial statements for the deferred tax assets because the Company believes that sufficient projected future taxable income will be generated to fully utilize the benefits of these deductible amounts.

NOTE 5 - LAND, BUILDINGS AND EQUIPMENT

The components of land, buildings and equipment are as follows:

                                                                            May 27, 2001          May 28, 2000
--------------------------------------------------------------------------------------------------------------------

Land                                                                        $    426,171         $     409,069
Buildings                                                                      1,562,107             1,425,557
Equipment                                                                        759,812               680,178
Construction in progress                                                         128,976                75,027
--------------------------------------------------------------------------------------------------------------------
Total land, buildings and equipment                                            2,877,066             2,589,831
Less accumulated depreciation                                                 (1,097,551)           (1,011,290)
--------------------------------------------------------------------------------------------------------------------
Net land, buildings and equipment                                           $  1,779,515         $   1,578,541
====================================================================================================================

DARDEN RESTAURANTS, INC.
2001 Annual Report to Stockholders
PAGE 32

NOTE 6 - OTHER ASSETS

The components of other assets are as follows:

                                                                            May 27, 2001          May 28, 2000
--------------------------------------------------------------------------------------------------------------------

Prepaid pension                                                            $      45,624          $     42,893
Prepaid interest and loan costs                                                   19,768                20,312
Liquor licenses                                                                   18,642                17,599
Intangible assets                                                                 20,619                11,211
Prepaid equipment maintenance                                                      1,641                 4,103
Miscellaneous                                                                      4,507                 6,304
--------------------------------------------------------------------------------------------------------------------
Total other assets                                                         $     110,801          $    102,422
====================================================================================================================

NOTE 7 - SHORT-TERM DEBT

Short-term debt at May 27, 2001, and May 28, 2000, consisted of $12,000 and $115,000, respectively, of unsecured commercial paper borrowings with original maturities of one month or less. The debt bore interest rates of 4.3 percent at May 27, 2001, and 6.36 to 6.75 percent at May 28, 2000.

NOTE 8 - LONG-TERM DEBT

The components of long-term debt are as follows:

                                                                            May 27, 2001          May 28, 2000
--------------------------------------------------------------------------------------------------------------------

8.375% senior notes due September 2005                                        $  150,000          $
6.375% notes due February 2006                                                   150,000               150,000
7.45% medium-term notes due April 2011                                            75,000
7.125% debentures due February 2016                                              100,000               100,000
ESOP loan with variable rate of interest (4.45% at May 27,
   2001) due December 2018                                                        44,455                52,600
Other                                                                              2,647                 5,160
--------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                             522,102               307,760
Less issuance discount                                                            (1,528)               (1,174)
--------------------------------------------------------------------------------------------------------------------
Total long-term debt less issuance discount                                      520,574               306,586
Less current portion                                                              (2,647)               (2,513)
--------------------------------------------------------------------------------------------------------------------
Long-term debt, excluding current portion                                     $  517,927          $    304,073
====================================================================================================================

In July 2000, the Company registered $500,000 of debt securities with the Securities and Exchange Commission (SEC) using a shelf registration process. Under this process, the Company may offer, from time to time, up to $500,000 of debt securities. In September 2000, the Company issued $150,000 of unsecured
8.375 percent senior notes due in September 2005. The senior notes rank equally with all of the Company's other unsecured and unsubordinated debt and are senior in right of payment to all of the Company's future subordinated debt.

In November 2000, Darden filed a prospectus supplement with the SEC to offer up to $350,000 of medium-term notes from time to time as part of the shelf registration process referred to above. In April 2001, under this program, the Company issued $75,000 of unsecured 7.45 percent medium-term notes due in April 2011.

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

DARDEN RESTAURANTS, INC.
2001 Annual Report to Stockholders
PAGE 33

The Company also maintains a credit facility which expires in October 2004, with a consortium of banks under which the Company can borrow up to $300,000. The credit facility allows the Company to borrow at interest rates that vary based on the prime rate, LIBOR,or a competitively bid rate among the members of the lender consortium, at the option of the Company. The credit facility is available to support the Company's commercial paper borrowing program, if necessary. The Company is required to pay a facility fee of 15 basis points per annum on the average daily amount of loan commitments by the consortium. The amount of interest and the annual facility fee are subject to change based on the Company's achievement of certain debt ratings and financial ratios, such as maximum debt to capital ratios. Advances under the credit facility are unsecured. At May 27, 2001, and May 28, 2000, no borrowings were outstanding under this credit facility.

The aggregate maturities of long-term debt for each of the five years subsequent to May 27, 2001, and thereafter are $2,647 in 2002, $0 in 2003 through 2005, $300,000 in 2006, and $219,455 thereafter.

NOTE 9 - FINANCIAL INSTRUMENTS

The Company has participated in the financial derivatives markets to manage its exposure to interest rate fluctuations. The Company had interest rate swaps with a notional amount of $200,000, which it used to convert variable rates on its long-term debt to fixed rates effective May 30, 1995. The Company received the one-month commercial paper interest rate and paid fixed-rate interest ranging from 7.51 percent to 7.89 percent. The interest rate swaps were settled during January 1996 at a cost to the Company of $27,670. This cost is being recognized as an adjustment to interest expense over the term of the Company's 10-year,
6.375 percent notes and 20-year, 7.125 percent debentures (see Note 8).

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

                                                        May 27, 2001                       May 28, 2000
--------------------------------------------------------------------------------------------------------------------
                                                 Carrying            Fair           Carrying            Fair
                                                  Amount            Value            Amount            Value
--------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents                        $  61,814         $  61,814         $  26,102        $  26,102
Short-term debt                                     12,000            12,000           115,000          115,000
Total long-term debt                               520,574           513,392           306,586          284,835
--------------------------------------------------------------------------------------------------------------------

NOTE 10 - STOCKHOLDERS' EQUITY

The Company's Board of Directors has approved a stock repurchase program that authorizes the Company to repurchase up to 64.6 million shares of the Company's common stock. In 2001, 2000, and 1999, the Company purchased treasury stock totaling $176,511, $202,105, and $227,510, respectively. As of May 27, 2001,
52.5 million shares have been purchased under the program.

As a part of its stock repurchase program, the Company issues equity put options from time to time that entitle the holder to sell shares of Company common stock to the Company, at a specified price, if the holder exercises the option. In 2000, the Company issued put options for 1,750,000 shares for $1,814 in premiums. At May 28, 2000, put options for 250,000 shares were outstanding. No put options were issued in 2001 or outstanding at May 27, 2001.

DARDEN RESTAURANTS, INC.
2001 Annual Report to Stockholders
PAGE 34

NOTE 11 - STOCKHOLDERS' RIGHTS PLAN

The Company has a stockholders' rights plan that entitles each holder of the Company's common stock to purchase one-hundredth of one share of Darden preferred stock for each common share owned at a purchase price of $62.50 per share, subject to adjustment to prevent dilution. The rights are exercisable when, and are not transferable apart from the Company's common stock until, a person or group has acquired 20 percent or more, or makes a tender offer for 20 percent or more, of the Company's common stock. If the specified percentage of the Company's common stock is then acquired, each right will entitle the holder (other than the acquiring company) to receive, upon exercise, common stock of either the Company or the acquiring company having a value equal to two times the exercise price of the right. The rights are redeemable by the Company's Board in certain circumstances and expire on May 24, 2005.

NOTE 12 - INTEREST, NET

The components of interest, net are as follows:

                                                                                   Fiscal Year
--------------------------------------------------------------------------------------------------------------------
                                                                     2001                2000              1999
--------------------------------------------------------------------------------------------------------------------
Interest expense                                                     $35,196           $24,999          $21,015
Capitalized interest                                                  (3,671)           (1,910)            (593)
Interest income                                                         (861)             (701)            (882)
--------------------------------------------------------------------------------------------------------------------
Interest, net                                                        $30,664           $22,388          $19,540
====================================================================================================================

Capitalized interest was computed using the Company's borrowing rate. The Company paid $24,281, $19,834, and $16,356 for interest (net of amounts capitalized) in 2001, 2000, and 1999, respectively.

NOTE 13 - LEASES

An analysis of rent expense incurred under operating leases is as follows:

                                                                                   Fiscal Year
--------------------------------------------------------------------------------------------------------------------
                                                                     2001              2000              1999
--------------------------------------------------------------------------------------------------------------------

Restaurant minimum rent                                             $40,007           $38,818          $38,866
Restaurant percentage rent                                            3,163             2,183            1,853
Restaurant equipment minimum rent                                     8,388             8,267            8,511
Restaurant rent averaging expense                                      (510)             (473)              13
Transportation equipment                                              2,320             1,946            1,856
Office equipment                                                      1,323             1,090            1,012
Office space                                                          1,020               597              505
Warehouse space                                                         227               227              215
--------------------------------------------------------------------------------------------------------------------
Total rent expense                                                  $55,938           $52,655          $52,831
====================================================================================================================

Minimum rental obligations are accounted for on a straight-line basis over the term of the lease. Percentage rent expense is generally based on sales levels or changes in the Consumer Price Index. Most leases require payment of property taxes, insurance, and maintenance costs in addition to the rent payments. The annual non-cancelable future lease commitments for each of the five years subsequent to May 27, 2001, and thereafter are: $51,787 in 2002, $45,890 in 2003, $34,233 in 2004, $28,746 in 2005, $23,074 in 2006, and $69,817 thereafter, for a cumulative total of $253,547.

NOTE 14 - RETIREMENT PLANS

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

DARDEN RESTAURANTS, INC.
2001 Annual Report to Stockholders
PAGE 35

The following provides a reconciliation of the changes in the plan benefit obligation, fair value of plan assets, and the funded status of the plans as of February 28, 2001, and February 29, 2000:



                                                 Defined Benefit Plans  (1)         Post-retirement Benefit Plan
------------------------------------------------------------------------------------------------------------------
                                                     2001            2000                     2001         2000
------------------------------------------------------------------------------------------------------------------
Change in Benefit Obligation:
Benefit obligation at the beginning of period     $ 82,634       $  83,205              $   5,663       $   5,718
  Service cost                                       3,488           3,091                    246             260
  Interest cost                                      6,450           5,683                    448             396
  Participant contributions                                                                    96              89
  Benefits paid                                     (3,765)         (4,204)                  (159)           (206)
  Actuarial (gain) loss                              8,532          (5,141)                   445            (594)
                                                  --------       ----------             ---------       ---------
Benefit obligation at the end of period           $ 97,339       $  82,634              $   6,739       $   5,663
                                                  ========       =========              =========       =========

Change in Plan Assets:
Fair value of plan assets at the
  beginning of period                             $115,872       $ 102,550              $               $
  Actual return on plan assets                       7,894          17,495
  Employer contributions                                41              31                     63             117
  Participant contributions                                                                    96              89
Benefits paid                                       (3,765)         (4,204)                  (159)           (206)
                                                  --------       ---------              ---------       ---------
Fair value of plan assets at the end of period    $120,042       $115,872               $               $
                                                  ========       ========               =========       =========

Reconciliation of Funded Status of the Plan:
Funded status at end of year                      $ 22,703       $  33,238              $  (6,739)      $  (5,663)
  Unrecognized transition asset                       (642)         (1,284)
  Unrecognized prior service cost                   (1,849)         (2,305)                    65              83
  Unrecognized actuarial (gain) loss                22,857          10,843                   (371)           (835)
  Contributions for March to May                        10              10                     28              38
                                                  ---------      ---------              ---------       ---------
Prepaid (accrued) benefit costs                   $ 43,079       $  40,502              $  (7,017)      $  (6,377)
                                                  =========      =========              =========       =========

Components of the Consolidated
  Balance Sheets:
Prepaid benefit costs                             $ 45,624       $  42,893              $               $
Accrued benefit costs                               (2,545)         (2,391)                (7,017)         (6,377)
                                                  --------       ---------              ---------       ---------
Net asset (liability) recognized                  $ 43,079       $  40,502              $  (7,017)      $  (6,377)
                                                  ========       =========              =========       =========


(1) For plans with accumulated benefit obligations in excess of plan assets, the accumulated benefit obligation and plan assets were $2,781 and zero, respectively, as of February 28, 2001, and $2,460 and zero, respectively, as of February 29, 2000.

The following presents the weighted-average assumptions used to determine the actuarial present value of the defined benefit plans and the post-retirement benefit plan obligations:

                                                    Defined Benefit Plans           Post-retirement Benefit Plan
------------------------------------------------------------------------------------------------------------------
                                                        2001            2000                  2001         2000
---------------------------------------------------------------------------------------------------------------

Discount rate                                              7.5%          8.0%                  7.5%         8.0%
Expected long-term rate of return on plan assets          10.4%         10.4%                  N/A          N/A
Rate of future compensation increases                      4.0%          4.5%                  N/A          N/A


The assumed health care cost trend rate increase in the per-capita charges for benefits ranged from 6.0 percent to 4.7 percent for 2002, depending on the medical service category. The rates gradually decrease to a range of 5.5 percent to 4.6 percent through 2006 and 2004, respectively, and remain at that level thereafter.

The assumed health care cost trend rate has a significant effect on amounts reported for retiree health care plans. A one-percentage-point variance in the assumed health care cost trend rate would increase or decrease the total of the service and interest cost components of net periodic post-retirement benefit cost by $146 and $111, respectively, and would increase or decrease the
accumulated   post-retirement   benefit   obligation   by  $1,298  and   $1,036,
respectively.

DARDEN RESTAURANTS, INC.
2001 Annual Report to Stockholders
PAGE 36

Components of net periodic benefit cost (income) are as follows:

                                                         Defined Benefit Plans            Post-retirement Benefit Plan
                                                         -----------------------          ----------------------------
                                                        2001        2000       1999         2001   2000       1999
------------------------------------------------- ------------ ----------- ---------- -- -------- -------- -----------

Service  cost                                       $ 3,488     $ 3,091    $  3,251       $ 246    $ 260     $ 267
Interest cost                                         6,255       5,509       5,243         447      396       408
Expected return on plan assets                      (11,589)    (10,652)    (10,247)
Amortization of unrecognized transition asset          (642)       (642)       (642)
Amortization of unrecognized prior service cost        (456)       (456)       (456)         18       18        18
Recognized net actuarial loss (gain)                    213       1,405       1,088         (18)
                                                    -------     -------    --------       -----    -----     -----
Net periodic benefit cost (income)                  $(2,731)    $(1,745)   $ (1,763)      $ 693    $ 674     $ 693
                                                    =======     =======    ========       =====    =====     =====


Defined Contribution Plan
The Company has a defined contribution plan covering most employees age 21 and older. The Company matches participant contributions with at least one year of service up to six percent of compensation on the basis of Company performance with the match ranging from a minimum of $0.25 up to $1.00 for each dollar contributed by the participant. The plan had net assets of $363,610 at May 27, 2001, and $264,127 at May 28, 2000. Expense recognized in 2001, 2000, and 1999 was $3,358, $3,729, and $5,054, respectively. Employees classified as "highly compensated" under the Internal Revenue Code are ineligible to participate in this plan. Amounts due to highly compensated employees under a separate, nonqualified deferred compensation plan totaled $53,763 and $44,150 as of May 27, 2001 and May 28, 2000, respectively.

The defined contribution plan includes an Employee Stock Ownership Plan (ESOP). This ESOP originally borrowed $50,000 from third parties guaranteed by the Company and borrowed $25,000 from the Company at a variable interest rate. The $50,000 third party loan was refinanced in 1997 by a commercial bank's loan to the Company and a corresponding loan from the Company to the ESOP. Compensation expense is recognized as contributions are accrued. Contributions to the plan, plus the dividends accumulated on the common stock held by the ESOP, are used to pay principal, interest, and expenses of the plan. As loan payments are made, common stock is allocated to ESOP participants. In 2001, 2000, and 1999, the ESOP incurred interest expense of $3,086, $3,436, and $3,203, respectively, and used dividends received of $415, $941, and $647, respectively, and contributions received from the Company of $9,224, $9,385, and $4,368, respectively, to pay principal and interest on its debt.

Company shares owned by the ESOP are included in average common shares outstanding for purposes of calculating net earnings per share. At May 27, 2001, the ESOP's debt to the Company had a balance of $44,455 with a variable rate of interest of 4.45 percent; $27,555 of the principal balance is due to be repaid no later than December 2007, with the remaining $16,900 due to be repaid no later than December 2014. The number of Company common shares within the ESOP at May 27, 2001, approximates 9,810,000, representing 6,740,000 unreleased shares and 3,070,000 shares allocated to participants.

NOTE 15 - STOCK PLANS

The Company maintains three principal stock option and stock grant plans: the Amended and Restated Stock Option and Long-Term Incentive Plan of 1995 (1995
Plan); the Restaurant Management and Employee Stock Plan of 2000 (2000 Plan); and the Stock Plan for Directors, adopted in 2000 (Director Plan). All of the plans are administered by the Compensation Committee of the Board of Directors. The 1995 Plan provides for the issuance of up to 22,200,000 common shares in connection with the granting of non-qualified stock options, and restricted stock or restricted stock units (RSUs), to key employees. Restricted stock and RSUs may be granted under the plan for up to 1,500,000 shares. The 2000 Plan provides for the issuance of up to 3,600,000 common shares out of the Company's

DARDEN RESTAURANTS, INC.
2001 Annual Report to Stockholders
PAGE 37

treasury in connection with the granting of non-qualified stock options and restricted stock or RSUs to key employees, excluding directors and Section 16 reporting officers. Restricted stock and RSUs may be granted under the plan for up to five percent of the shares authorized under the plan. The Director Plan provides for the issuance of up to 250,000 common shares out of the Company's treasury in connection with the granting of non-qualified stock options and restricted stock and RSUs to non-employee directors. Under all of the plans, stock options are granted at a price equal to the fair market value of the shares at the date of grant, for terms not exceeding ten years, and have various vesting periods at the discretion of the Compensation Committee. Restricted stock and RSUs granted under the 1995 and 2000 Plans generally vest no sooner than one year from the date of grant, although the restricted period may be accelerated based on performance goals established by the Committee.

The Company also maintains the Compensation Plan for Non-Employee Directors that was adopted in 2000. This plan provides that non-employee directors may elect to receive their annual retainer and meeting fees in any combination of cash, deferred cash or Company common shares, and authorizes the issuance of up to 50,000 common shares out of the Company's treasury for this purpose. The common shares issuable under the plan shall have a fair market value equivalent to the value of the foregone retainer and meeting fees.

The per share weighted average fair value of stock options granted during 2001, 2000, and 1999 was $17.54, $6.47, and $10.21, respectively. These amounts were determined using the Black Scholes option-pricing model which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, expected dividend payments, and the risk-free interest rate over the expected life of the option. The dividend yield was calculated by dividing the current annualized dividend by the option price for each grant. The expected volatility was determined considering stock prices for the fiscal year the grant occurred and prior fiscal years, as well as considering industry volatility data. The risk-free interest rate was the rate available on zero coupon U.S. government obligations with a term equal to the remaining term for each grant. The expected life of the option was estimated based on the exercise history from previous grants.

The weighted-average assumptions used in the Black Scholes model were as follows:

                                                                                  Stock Options
                                                                             Granted in Fiscal Year
--------------------------------------------------------------------------------------------------------------------
                                                                      2001            2000              1999
--------------------------------------------------------------------------------------------------------------------

Risk-free interest rate                                              7.00%            6.50%             5.60%
Expected volatility of stock                                         30.0%            30.0%             30.0%
Dividend yield                                                        0.1%             0.1%              0.1%
Expected option life                                             6.0 years        6.0 years         6.0 years
====================================================================================================================

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

                                                                                   Fiscal Year
--------------------------------------------------------------------------------------------------------------------
                                                                     2001             2000              1999
--------------------------------------------------------------------------------------------------------------------

Net earnings
   As reported                                                    $ 197,000        $  176,705       $  140,538
   Pro forma                                                      $ 184,542        $  168,171       $  134,527
Basic net earnings per share
   As reported                                                    $    1.64        $     1.38       $     1.02
   Pro forma                                                      $    1.54        $     1.31       $     0.98
Diluted net earnings per share
   As reported                                                    $    1.59        $     1.34       $     0.99
   Pro forma                                                      $    1.49        $     1.27       $     0.95

====================================================================================================================

DARDEN RESTAURANTS, INC.
2001 Annual Report to Stockholders
PAGE 38

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

Stock option activity during the periods indicated was as follows:

                                                     Weighted Average                           Weighted Average
                                     Options          Exercise Price           Options           Exercise Price
                                   Exercisable           Per Share           Outstanding            Per Share
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

Balance at May 31, 1998              6,286,678            $   9.55            16,362,900             $  10.16
--------------------------------------------------------------------------------------------------------------------
Options granted                                                                2,888,554             $  15.37
Options exercised                                                             (2,789,237)            $   9.12
Options cancelled                                                               (962,666)            $   9.36
--------------------------------------------------------------------------------------------------------------------
Balance at May 30, 1999              5,883,774            $  10.53            15,499,551             $  11.35
--------------------------------------------------------------------------------------------------------------------
Options granted                                                                3,727,496             $  20.91
Options exercised                                                             (1,152,922)            $   9.18
Options cancelled                                                               (505,618)            $  13.07
--------------------------------------------------------------------------------------------------------------------
Balance at May 28, 2000              6,712,259            $  10.68            17,568,507             $  13.47
--------------------------------------------------------------------------------------------------------------------
Options granted                                                                3,583,818             $  16.48
Options exercised                                                             (3,113,400)            $  10.50
Options cancelled                                                               (617,400)            $  16.23
--------------------------------------------------------------------------------------------------------------------
Balance at May 27, 2001              8,148,226            $  11.43            17,421,525             $  14.52
--------------------------------------------------------------------------------------------------------------------

The following table provides information regarding exercisable and outstanding options as of May 27, 2001:

                                                                                                      Weighted
                                                 Weighted                           Weighted          Average
         Range of                                Average                             Average         Remaining
         Exercise               Options          Exercise          Options          Exercise        Contractual
      Price Per Share         Exercisable    Price Per Share     Outstanding     Price Per Share    Life (Years)
--------------------------------------------------------------------------------------------------------------------
      $ 5.00 - $10.00           2,256,397        $  9.40           3,064,520         $  9.29             4.76
      $10.01 - $15.00           4,970,681        $ 11.29           5,083,099         $ 11.31             3.63
      $15.01 - $20.00             847,806        $ 16.75           6,712,503         $ 16.48             8.32
        Over $20.00                73,342        $ 21.34           2,561,403         $ 22.03             8.13
--------------------------------------------------------------------------------------------------------------------
                                8,148,226        $ 11.43          17,421,525         $ 14.52             6.30
====================================================================================================================

DARDEN RESTAURANTS, INC.
2001 Annual Report to Stockholders
PAGE 39

NOTE 16 - EMPLOYEE STOCK PURCHASE PLAN

Effective January 1, 1999, the Company adopted the Darden Restaurants Employee Stock Purchase Plan to provide eligible employees who have completed one year of service an opportunity to purchase shares of its common stock, subject to certain limitations. Under the plan, employees may elect to purchase shares at the lower of 85 percent of the fair market value of the Company's common stock as of the first or last trading days of each quarterly participation period. During 2001, 2000, and 1999, employees purchased shares of common stock under the plan totaling 219,000, 243,000, and 55,000, respectively. An additional 883,000 shares are available for issuance as of May 27, 2001.

The Company applies APB 25 in accounting for its Employee Stock Purchase Plan, so no compensation cost has been recognized for shares issued under the plan. The impact of recognizing compensation expense for purchases made under the plan in accordance with the fair value method specified in SFAS 123 is less than $200 and has no impact on reported basic or diluted earnings per share.

NOTE 17 - COMMITMENTS AND CONTINGENCIES

The Company makes trade commitments in the course of its normal operations. As of May 27, 2001, the Company was contingently liable for approximately $10,889 under outstanding letters of credit issued in connection with purchase commitments. As of May 27, 2001, the Company also has guaranteed approximately $6,922 of third-party sub-lease obligations.

The Company is involved in litigation arising from the normal course of business. In the opinion of management, this litigation is not expected to materially impact the Company's consolidated financial position, results of operations, or cash flows.

NOTE 18 - QUARTERLY DATA (UNAUDITED)

Summarized quarterly data for 2001 and 2000 are as follows:

                                                                  Fiscal 2001 - Quarters Ended
--------------------------------------------------------------------------------------------------------------------
                                               Aug. 27       Nov. 26        Feb. 25        May 27        Total
--------------------------------------------------------------------------------------------------------------------

Sales                                         $1,018,205     $931,958      $988,635      $1,082,359    $4,021,157
Gross Profit                                     229,093      194,832       219,566         242,940       886,431
Earnings before Interest and Taxes                94,112       53,088        84,019         100,663       331,882
Earnings before Taxes                             87,838       45,311        75,491          92,578       301,218
Net Earnings                                      56,921       29,541        49,527          61,011       197,000
Net Earnings per Share:
   Basic                                            0.47         0.25          0.41            0.52          1.64
   Diluted                                          0.46         0.24          0.40            0.50          1.59
Dividends Paid per Share                                         0.04                          0.04          0.08
Stock Price:
    High                                          18.875       26.250        27.000          29.490           N/A
    Low                                           15.438       16.625        19.000          20.660           N/A
====================================================================================================================

                                                                  Fiscal 2000 - Quarters Ended
--------------------------------------------------------------------------------------------------------------------
                                               Aug. 29       Nov. 28        Feb. 27        May 28        Total
--------------------------------------------------------------------------------------------------------------------
Sales                                         $ 929,391     $ 848,231      $917,505    $  1,006,129  $ 3,701,256
Gross Profit                                    203,381       169,282       203,353         224,543      800,559
Earnings before Interest and Taxes               77,803        43,230        79,361          95,901      296,295
Earnings before Taxes                            73,227        37,965        72,715          90,000      273,907
Net Earnings                                     47,313        24,454        46,892          58,046      176,705
Net Earnings per Share:
   Basic                                           0.36          0.19          0.37            0.47         1.38
   Diluted                                         0.35          0.18          0.36            0.46         1.34
Dividends Paid per Share                                         0.04                           0.04         0.08
Stock Price:
    High                                         23.063        20.625        19.000          19.438          N/A
    Low                                          17.625        15.625        13.500          12.438          N/A
====================================================================================================================

DARDEN RESTAURANTS, INC.
2001 Annual Report to Stockholders
PAGE 40

Five Year Financial Summary
(Dollar amounts in thousands, except per share data)


                                                                        Fiscal Year Ended
--------------------------------------------------------------------------------------------------------------------

Operating Results                        May 27, 2001   May 28, 2000   May 30, 1999   May 31, 1998   May 25, 1997
--------------------------------------------------------------------------------------------------------------------

Sales                                    $ 4,021,157     $3,701,256      $3,458,107    $ 3,287,017    $ 3,171,810
--------------------------------------------------------------------------------------------------------------------
Costs and Expenses:
   Cost of Sales:
   Food and beverage                       1,302,926      1,199,709       1,133,705      1,083,629      1,077,316
   Restaurant labor                        1,261,837      1,181,156       1,117,401      1,062,490      1,017,315
   Restaurant expenses                       569,963        519,832         493,811        482,311        481,348
--------------------------------------------------------------------------------------------------------------------
Total Cost of Sales                      $ 3,134,726     $2,900,697      $2,744,917    $ 2,628,430    $ 2,575,979
--------------------------------------------------------------------------------------------------------------------
Restaurant Operating Profit                  886,431        800,559         713,190        658,587        595,831
--------------------------------------------------------------------------------------------------------------------
Selling, general and administrative          407,685        379,731         360,909        358,542        361,263
Depreciation and amortization                146,864        130,464         125,327        126,289        136,876
Interest, net                                 30,664         22,388          19,540         20,084         22,291
Restructuring and asset impairment
   expense or (credit), net                                  (5,931)         (8,461)                      229,887

--------------------------------------------------------------------------------------------------------------------
Total Costs and Expenses                 $ 3,719,939     $3,427,349      $3,242,232    $ 3,133,345    $ 3,326,296
--------------------------------------------------------------------------------------------------------------------
Earnings (loss) before Income Taxes          301,218        273,907         215,875        153,672       (154,486)
Income Taxes                                 104,218         97,202          75,337         51,958        (63,457)
--------------------------------------------------------------------------------------------------------------------
Net Earnings (Loss)                      $   197,000     $  176,705      $  140,538    $   101,714    $   (91,029)
--------------------------------------------------------------------------------------------------------------------
Net Earnings (Loss) per Share:
   Basic                                 $      1.64     $     1.38      $     1.02    $      0.69    $     (0.59)
   Diluted                               $      1.59     $     1.34      $     0.99    $      0.67    $     (0.59)
--------------------------------------------------------------------------------------------------------------------
Average Number of Common Shares
   Outstanding, Net of Shares Held in
   Treasury (in 000's):
     Basic                                   119,800        128,500         137,300        148,300        155,600
     Diluted                                 123,800        131,900         141,400        151,400        155,600
====================================================================================================================
Excluding Restructuring and Asset
   Impairment Expense or (Credit), Net
Earnings                                 $   197,000     $  173,082      $  135,313    $   101,714    $    54,330
Earnings per Share:
   Basic                                 $      1.64     $     1.35      $     0.99    $      0.69    $      0.35
   Diluted                               $      1.59     $     1.3       $     0.96    $      0.67    $      0.35

====================================================================================================================
Financial Position
Total Assets                             $ 2,218,458     $1,971,423      $1,890,247    $ 1,984,742    $ 1,963,722
Land, Buildings and Equipment              1,779,515      1,578,541       1,461,535      1,490,348      1,533,272
Working Capital (Deficit)                   (226,116)      (316,427)       (194,478)      (161,123)      (143,211)
Long-term Debt                               520,574        306,586         316,451        310,608        313,192
Stockholders' Equity                       1,035,242        960,470         964,036      1,019,845      1,081,213
Stockholders' Equity per Shar                   8.82           7.86            7.30           7.23           7.07
====================================================================================================================
Other Statistics
Cash Flow from Operations                $   420,570     $  342,626      $  357,942    $   239,933    $   190,074
Capital Expenditures                         355,139        268,946         123,673        112,168        159,688
Dividends Paid                                 9,458         10,134          10,857         11,681         12,385
Dividends Paid per Share                        0.08           0.08            0.08           0.08           0.08
Advertising Expense                      $   196,314     $  182,220      $  180,563    $   186,261    $   204,321
Number of Employees                          128,900        122,300         116,700        114,800        114,600
Number of Restaurants                          1,168          1,139           1,139          1,151          1,182
Stock Price:
   High                                  $    29.490     $   23.063      $   23.375    $    18.125    $    12.125
   Low                                        15.438         12.438          14.188          8.125          6.750
   Close                                      28.900         18.875          21.313         15.438          8.250
====================================================================================================================