Form 10-K, Exhibit 13
period 2002-05-26
DARDEN RESTAURANTS INC
filed 2002-08-19
CIK 940944

EXHIBIT 13

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the Company's consolidated financial statements and related notes found elsewhere in this report.

As of May 26, 2002, Darden Restaurants, Inc. (Darden or the Company) operated 1,211 Red Lobster, Olive Garden, Bahama Breeze, and Smokey Bones BBQ Sports Bar restaurants in the United States and Canada and licensed 33 restaurants in Japan. All of the restaurants in the U.S. and Canada are operated by the Company with no franchising. Darden's fiscal year ends on the last Sunday in May. Fiscal 2002, 2001, and 2000 each consisted of 52 weeks of operation.

On March 21, 2002, the Company's Board of Directors declared a three-for-two stock split of the Company's common stock. The stock split was effected in the form of a 50 percent stock dividend which was distributed to stockholders on May 1, 2002, for all stockholders of record as of the close of business April 10, 2002. All applicable references to number of shares and per share amounts of common stock have been adjusted to reflect the stock split.

RESULTS OF OPERATIONS FOR FISCAL 2002, 2001, AND 2000

The following table sets forth selected operating data as a percentage of sales for the periods indicated. All information is derived from the consolidated statements of earnings for the periods indicated.

                                                                                         Fiscal Years
-------------------------------------------------------------------------------------------------------------------
                                                                     2002             2001             2000
-------------------------------------------------------------------------------------------------------------------

Sales.........................................................       100.0%           100.0%           100.0%
Costs and Expenses:
   Cost of sales:
     Food and beverage........................................        31.7             32.6             32.6
     Restaurant labor.........................................        31.4             31.6             32.2
     Restaurant expenses......................................        14.4             14.0             13.9
                                                                     ------           ------           ------
       Total Cost of Sales....................................        77.5%            78.2%            78.7%
   Selling, general, and administrative.......................         9.7              9.8              9.9
   Depreciation and amortization..............................         3.8              3.7              3.6
   Interest, net..............................................         0.8              0.8              0.6
   Restructuring and asset impairment credit, net.............        (0.1)              --             (0.2)
                                                                     ------           ------           ------
             Total Costs and Expenses.........................        91.7%            92.5%            92.6%
                                                                     ------           ------           ------

Earnings before Income Taxes..................................         8.3              7.5              7.4
Income Taxes..................................................         2.9              2.6              2.6
                                                                     ------           ------           ------

Net Earnings..................................................         5.4%             4.9%             4.8%
                                                                     ======           ======           ======

-------------------------------------------------------------------------------------------------------------------

SALES

Sales were $4.4 billion in fiscal 2002, $4.0 billion in fiscal 2001, and $3.7 billion in fiscal 2000.

The 9.4 percent increase in sales for fiscal 2002 was primarily due to increased annual same-restaurant sales in the U.S. and a net increase of 43 Company-owned restaurants since fiscal 2001. Increased U.S. same-restaurant sales for Red Lobster totaled 6.2 percent and resulted primarily from a 2.8 percent increase in average check and a 3.4 percent increase in guest counts. Increased U.S. same-restaurant sales for Olive Garden totaled 6.3 percent and resulted primarily from a 3.1 percent increase in average check and a 3.2 percent increase in guest counts. Red Lobster and Olive Garden have enjoyed 18 and 31 consecutive quarters of U.S. same-restaurant sales increases, respectively.

The 8.6 percent increase in sales for fiscal 2001 was primarily due to increased annual same-restaurant sales in the U.S. and a net increase of 29 Company-owned restaurants since fiscal 2000. Increased U.S. same-restaurant sales for Red Lobster totaled 5.9 percent and resulted primarily from a 4.8 percent increase in average check and a 1.1 percent increase in guest counts. Increased U.S. same-restaurant sales for Olive Garden totaled 7.2 percent and resulted primarily from a 4.9 percent increase in average check and a 2.3 percent increase in guest counts.

COSTS AND EXPENSES

Total costs and expenses were $4.0 billion in fiscal 2002, $3.7 billion in fiscal 2001, and $3.4 billion in fiscal 2000. As a percent of sales, total costs and expenses have decreased from 92.6 percent in fiscal 2000 to 92.5 percent in fiscal 2001 to 91.7 percent in fiscal 2002. The following analysis of the components of total costs and expenses is presented as a percent of sales.

Food and beverage costs decreased in fiscal 2002 primarily as a result of lower product costs and pricing changes. The comparability in fiscal 2001 and 2000 food and beverage costs is primarily a result of pricing changes, favorable menu-mix changes, and other efficiencies resulting from higher sales volumes in fiscal 2001, offset by higher product costs in fiscal 2001.

Restaurant labor decreased in fiscal 2002 and 2001 primarily due to efficiencies resulting from higher sales volumes.

Restaurant expenses include lease, property tax, credit card, utility, workers' compensation, new restaurant pre-opening, and other operating expenses. Restaurant expenses increased in fiscal 2002 primarily as a result of increased workers' compensation, credit card, new restaurant pre-opening, and other operating expenses which were only partially offset by lower utility expenses and the impact of higher sales volumes. Restaurant expenses in fiscal 2001 and 2000 were comparable, primarily as a result of higher sales volumes in fiscal 2001 and the fixed component of restaurant expenses in fiscal 2001 which were not impacted by higher sales volumes, offset by higher fiscal 2001 utility expenses.

Selling, general, and administrative expenses decreased in fiscal 2002 primarily as a result of decreased national television marketing expenses and the favorable impact of higher sales volumes in fiscal 2002, which were partially offset by the Company's fiscal 2002 donation made as a result of the industry's Dine Out for America benefit and other incremental fiscal 2002 donations to the Darden Restaurants, Inc. Foundation. Selling, general, and administrative expenses in fiscal 2001 were less than fiscal 2000 expenses primarily as a result of reduced marketing expenses and the favorable impact of higher sales volumes in fiscal 2001, which were partially offset by additional labor costs associated with new concept expansion and development.

Depreciation and amortization expense increased in fiscal 2002 and 2001 primarily as a result of new restaurant and remodel activity, partially offset by the favorable impact of higher sales volumes.

Net interest expense in fiscal 2002 was comparable to fiscal 2001 primarily because increased interest expense associated with higher debt levels was offset by the impact of higher fiscal 2002 sales volumes. Net interest expense in fiscal 2001 increased over fiscal 2000 primarily due to increased interest expense associated with higher debt levels in fiscal 2001, which was only partially offset by the impact of higher fiscal 2001 sales volumes.

Pre-tax restructuring credits of $2.6 million and $8.6 million were recorded in fiscal 2002 and 2000, respectively. The reversals resulted primarily because lease terminations in connection with the Company's fiscal 1997 restructuring were more favorable than projected. During fiscal 2000, an asset impairment charge of $2.6 million was recognized related to write-downs of the value of certain properties held for disposition. These amounts had no effect on the Company's cash flow. No restructuring credit or asset impairment expense was recognized in earnings during fiscal 2001. As of May 26, 2002, there was a remaining restructuring liability balance of $1.9 million, which relates primarily to lease buy-out costs associated with one closed leased property in which the lease term does not expire until March 2011.

INCOME TAXES

The effective  income tax rate for fiscal 2002, 2001, and 2000 was 34.6 percent,
34.6 percent, and 35.5 percent, respectively. The comparability of fiscal 2002 and 2001 effective rates was primarily a result of increased tax expense associated with higher fiscal 2002 pre-tax earnings which was offset by fiscal 2002 deductions that were not available in fiscal 2001. The decrease from fiscal 2000 to 2001 resulted primarily from increases in income tax credits and deductions that were not available in fiscal 2000, which was only partially offset by increased tax expense associated with higher fiscal 2001 pre-tax earnings.

NET EARNINGS AND NET EARNINGS PER SHARE

Net earnings for fiscal 2002 were $237.8 million ($1.30 per diluted share) compared with net earnings for fiscal 2001 of $197.0 million ($1.06 per diluted share) and net earnings for fiscal 2000 of $176.7 million ($.89 per diluted share).

Net earnings and diluted net earnings per share for fiscal 2002 increased 20.7 percent and 22.6 percent, respectively, compared to fiscal 2001. Excluding the after-tax restructuring credit of $1.6 million taken in fiscal 2002, net earnings and diluted net earnings per share for fiscal 2002 increased 19.9 percent and 21.7 percent, respectively, compared to fiscal 2001. The increase in both net earnings and diluted net earnings per share was primarily due to increases in sales at both Red Lobster and Olive Garden and decreases in food and beverage costs and restaurant labor as a percent of sales. Diluted net earnings per share also reflected a reduction in the average diluted shares outstanding from fiscal 2001 to fiscal 2002 because of the Company's continuing repurchase of its outstanding common stock.

Net earnings and diluted net earnings per share for fiscal 2001 increased 11.5 percent and 19.1 percent, respectively, compared to fiscal 2000. Excluding the after-tax restructuring and asset impairment net credit of $3.6 million taken in fiscal 2000, net earnings and diluted net earnings per share for fiscal 2001 increased 13.8 percent and 20.5 percent, respectively, compared to fiscal 2000. The increase in both net earnings and diluted net earnings per share was primarily due to increases in sales at both Red Lobster and Olive Garden and decreases in restaurant labor as a percent of sales. Diluted net earnings per share also reflected a reduction in average diluted shares outstanding due to the Company's share repurchase activities.

SEASONALITY

The Company's sales volumes fluctuate seasonally. In fiscal 2002, 2001, and 2000, the Company's sales were highest in the spring, lowest in the fall, and comparable during winter and summer. Holidays, severe weather, storms, and similar conditions may impact sales volumes seasonally in some operating regions. Because of the seasonality of the Company's business, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.

IMPACT OF INFLATION

For fiscal 2002, 2001, and 2000, management believes that inflation has not had a significant overall effect on the Company's operations. As operating expenses increase, management believes the Company has historically been able to pass on increased costs through menu price increases and other strategies.

CRITICAL ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period (see Note 1 to the Company's consolidated financial statements). Actual results could differ from those estimates.

Critical accounting policies are those that management believes are both most important to the portrayal of the Company's financial condition and operating results, and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. The Company considers the following policies to be most critical in understanding the judgments that are involved in preparing its consolidated financial statements.

Land, Buildings, and Equipment

All land, buildings, and equipment are recorded at cost less accumulated depreciation. Building components are depreciated over estimated useful lives ranging from seven to 40 years using the straight-line method. Equipment is depreciated over estimated useful lives ranging from three to ten years also using the straight-line method. Accelerated depreciation methods are generally used for income tax purposes.

The Company's accounting policies regarding land, buildings, and equipment include judgments by management regarding the estimated useful lives of such assets, the residual values to which the assets are depreciated, and the determination as to what constitutes enhancing the value of or increasing the life of existing assets. These judgments and estimates may produce materially different amounts of depreciation and amortization expense than would be reported if different assumptions were used. As discussed further below, these judgments may also impact the Company's need to recognize an impairment charge on the carrying amount of these assets as the cash flows associated with the assets are realized.

Impairment of Long-Lived Assets

Restaurant sites and certain other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Restaurant sites and certain other assets to be disposed of are reported at the lower of their carrying amount or fair value, less estimated costs to sell, and are included in net assets held for disposal.

Judgments made by the Company related to the expected useful lives of long-lived assets and the ability of the Company to realize undiscounted cash flows in excess of the carrying amounts of such assets are affected by factors such as the ongoing maintenance and improvements of the assets, changes in economic conditions, and changes in operating performance. As the Company assesses the ongoing expected cash flows and carrying amounts of its long-lived assets, these factors could cause the Company to realize a material impairment charge.

Self-Insurance Reserves

The Company self-insures a significant portion of expected losses under its workers' compensation, employee medical, and general liability programs. Accrued liabilities have been recorded based on the Company's estimates of the ultimate costs to settle incurred and incurred but not reported claims.

The Company's accounting policies regarding self-insurance programs include certain management judgments and actuarial assumptions regarding economic conditions, the frequency or severity of claims and claim development patterns, and claim reserve, management, and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense that would be reported under these programs.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows generated from operating activities provide the Company with a significant source of liquidity. Since substantially all Company sales are for cash and cash equivalents, and accounts payable are generally due in five to 30 days, the Company is able to carry current liabilities in excess of current assets. In addition to cash flows from operations, the Company uses a combination of long-term and short-term borrowings to fund its liquidity needs.

The Company manages its business and its financial ratios to maintain an investment grade bond rating, which allows access to financing at reasonable costs. Currently, the Company's publicly issued long-term debt carries "Baa1" (Moody's Investors Service), "BBB+" (Standard & Poor's) and "BBB+" (Fitch) ratings. The Company's commercial paper has ratings of "P-2" (Moody's Investors Service), "A-2" (Standard & Poor's) and "F-2" (Fitch). These ratings are only accurate as of the date of this annual report and have been obtained with the understanding that Moody's Investors Service, Standard & Poor's, and Fitch will continue to monitor the credit of the Company and make future adjustments to such ratings to the extent warranted. The ratings may be changed, superseded, or withdrawn at any time.

The Company's commercial paper program serves as its primary source of short-term financing. As of May 26, 2002, there were no borrowings outstanding under the program. To support its commercial paper program, the Company has a credit facility with a consortium of banks under which the Company can borrow up to $300 million. The credit facility expires in October 2004 and contains various restrictive covenants, such as maximum debt to capital ratios, but does not contain a prohibition on borrowing in the event of a ratings downgrade. None of these covenants is expected to impact the Company's liquidity or capital resources. As of May 26, 2002, no amounts were outstanding under the credit facility.

At May 26, 2002, the Company's long-term debt consisted principally of: (1) $150 million of unsecured 8.375 percent senior notes due in September 2005, (2) $150 million of unsecured 6.375 percent notes due in February 2006, (3) $75 million of unsecured 7.45 percent medium-term notes due in April 2011, (4) $100 million of unsecured 7.125 percent debentures due in February 2016, and (5) an unsecured, variable rate, $39.1 million commercial bank loan due in December 2018 that is used to support two loans from the Company to the Employee Stock Ownership Plan portion of the Darden Savings Plan. In addition, in March 2002, the Company issued $150 million of unsecured 5.75 percent medium-term notes due in March 2007. A portion of the proceeds from the issuance were used to repay short-term debt, and the remaining proceeds are being used to fund working capital needs. Through a shelf registration on file with the Securities and Exchange Commission, the Company has provided for the issuance of an additional $125 million of unsecured debt securities from time to time. The debt securities may bear interest at either fixed or floating rates, and may have maturity dates of nine months or more after issuance.

A summary of the Company's contractual obligations and commercial commitments as of May 26, 2002 is as follows (in thousands):

-------------------------- -------------------------------------------------------------------------------------------
                                                             Payments Due by Period
-------------------------- -------------------------------------------------------------------------------------------
-------------------------- --------------- ------------------ ----------------- ------------------- ------------------
       Contractual                              Less than            2-3                4-5               After 5
       Obligations              Total            1 Year             Years              Years               Years
-------------------------- --------------- ------------------ ----------------- ------------------- ------------------
-------------------------- --------------- ------------------ ----------------- ------------------- ------------------

Long-term debt                 $664,140         $   --             $  --            $450,000            $214,140
-------------------------- --------------- ------------------ ----------------- ------------------- ------------------
-------------------------- --------------- ------------------ ----------------- ------------------- ------------------
Operating leases                259,429          51,951             77,964            55,382              74,132
-------------------------- --------------- ------------------ ----------------- ------------------- ------------------
-------------------------- --------------- ------------------ ----------------- ------------------- ------------------
Total contractual cash
obligations                    $923,569         $51,951            $77,964          $505,382            $288,272
-------------------------- --------------- ------------------ ----------------- ------------------- ------------------

-------------------------- --------------- ---------------------------------------------------------------------------
                                                           Amount of Commitment Expiration per Period
-------------------------- --------------- ---------------------------------------------------------------------------
-------------------------- --------------- ------------------ ------------------ ----------------- -------------------
                           Total Amounts
    Other Commercial         Committed         Less than             2-3               4-5               Over 5
       Commitments                              1 Year              Years             Years              Years
-------------------------- --------------- ------------------ ------------------ ----------------- -------------------
-------------------------- --------------- ------------------ ------------------ ----------------- -------------------

Trade letters of credit          $ 9,786         $ 9,786            $   --           $   --              $   --
-------------------------- --------------- ------------------ ------------------ ----------------- -------------------
-------------------------- --------------- ------------------ ------------------ ----------------- -------------------
Standby letters of
     credit (1)                   38,608          38,608                --               --                  --
-------------------------- --------------- ------------------ ------------------ ----------------- -------------------
-------------------------- --------------- ------------------ ------------------ ----------------- -------------------
Guarantees (2)                     5,463           1,204             1,285            1,171               1,803
-------------------------- --------------- ------------------ ------------------ ----------------- -------------------
-------------------------- --------------- ------------------ ------------------ ----------------- -------------------
Total commercial
     commitments                 $53,857         $49,598            $1,285           $1,171              $1,803
-------------------------- --------------- ------------------ ------------------ ----------------- -------------------

1) Includes letters of credit for $30,000 of workers' compensation and general liabilities accrued in the Company's consolidated financial statements; also includes letters of credit for $7,289 of lease payments included in contractual operating lease obligation payments noted above.
2) Consists solely of guarantees associated with sub-leased properties. The Company is not aware of any non-performance under these sub-lease arrangements that would result in the Company having to perform in accordance with the terms of the guarantees.

The Company's adjusted debt to adjusted total capital ratio (which includes 6.25 times the total annual restaurant minimum rent and 3.00 times the total annual restaurant equipment minimum rent as a component of adjusted debt and adjusted total capital) was 46 percent and 44 percent at May 26, 2002, and May 27, 2001, respectively. The Company's fixed-charge coverage ratio, which measures the number of times each year that the Company earns enough to cover its fixed charges, amounted to 6.8 times and 6.5 times at May 26, 2002, and May 27, 2001, respectively. Based on these ratios, the Company believes its financial condition remains strong. The composition of the Company's capital structure is shown in the following table.

(in millions)                                                               May 26, 2002          May 27, 2001
--------------------------------------------------------------------------------------------------------------------
CAPITAL STRUCTURE
--------------------------------------------------------------------------------------------------------------------

Short-term debt                                                            $     --              $   12.0
Long-term debt                                                                662.5                 520.6
--------------------------------------------------------------------------------------------------------------------
Total debt                                                                    662.5                 532.6
Stockholders' equity                                                        1,128.9               1,033.3
--------------------------------------------------------------------------------------------------------------------
Total capital                                                              $1,791.4              $1,565.9
====================================================================================================================
ADJUSTMENTS TO CAPITAL
--------------------------------------------------------------------------------------------------------------------
Leases-debt equivalent                                                     $  294.6              $  275.1
Adjusted total debt                                                           957.1                 807.7
Adjusted total capital                                                      2,086.0               1,841.0
Debt to total capital ratio                                                     37%                   34%
Adjusted debt to adjusted total capital ratio                                   46%                   44%
====================================================================================================================

The Company's Board of Directors has approved a stock repurchase program that authorizes the Company to repurchase up to 96.9 million shares of the Company's common stock. Net cash flows used by financing activities included the Company's repurchase of 9.0 million shares of its common stock for $209 million in fiscal 2002 compared to 12.7 million shares for $177 million in fiscal 2001 and 17.2 million shares for $202 million in fiscal 2000. As of May 26, 2002, a total of
86.3 million shares have been purchased under the program. The stock repurchase program is used by the Company to offset the dilutive effect of stock option exercises and to increase shareholder value. The repurchased common stock is reflected as a reduction of stockholders' equity.

Net cash flows used by investing activities included capital expenditures incurred principally for building new restaurants, replacing equipment, and remodeling existing restaurants. Capital expenditures were $318 million in fiscal 2002, compared to $355 million in fiscal 2001, and $269 million in fiscal 2000. The reduced expenditures in fiscal 2002 resulted primarily from a reduction in renewal and replacement spending at Red Lobster restaurants. The increased expenditures in fiscal 2001 resulted primarily from new restaurant growth. The Company estimates that its fiscal 2003 capital expenditures will approximate $400 million. Net cash flows used by investing activities for fiscal 2002 also included the purchase of $32 million of trust-owned life insurance policies that cover certain Company officers and other key employees. The policies were purchased to offset a portion of the Company's obligations under its non-qualified deferred compensation plan.

The Company is not aware of any trends or events that would materially affect its capital requirements or liquidity. The Company believes that its internal cash generating capabilities and borrowings available under its shelf registration for unsecured debt securities and short-term commercial paper program should be sufficient to finance its capital expenditures, stock repurchase program, and other operating activities through fiscal 2003.

FINANCIAL CONDITION

The Company's current assets at May 26, 2002 totaled $450 million, a 37.0 percent increase over current assets of $328 million at May 27, 2001. The increase resulted primarily from increases in cash and cash equivalents of $91 million and short-term investments of $10 million that resulted principally from the short-term investment of proceeds received from the March 2002 medium-term debt issuance. Inventories also increased by $24 million primarily as a result of opportunistic seafood purchases and purchases in support of upcoming promotions.

Other assets of $159 million at May 26, 2002, increased from $109 million at May 27, 2001, primarily as a result of the purchase of $32 million of trust-owned life insurance policies during fiscal 2002 as well as an increase in capitalized costs associated with software improvements.

Current liabilities increased by $47 million compared to fiscal 2001, primarily as a result of increases in accrued income taxes, gift card and gift certificate payables, and employee benefit related accruals.

Net non-current deferred income tax liabilities of $118 million at May 26, 2002, increased from $91 million at May 27, 2001, primarily as a result of current income tax deductions for certain capitalized software costs, smallwares, and equipment.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to a variety of market risks, including fluctuations in interest rates, foreign currency exchange rates, and commodity prices. To manage this exposure, Darden periodically enters into interest rate, foreign currency exchange, and commodity instruments for other than trading purposes (see Notes 1 and 8 of the Notes to Consolidated Financial Statements).

The Company uses the variance/covariance method to measure value at risk, over time horizons ranging from one week to one year, at the 95 percent confidence level. As of May 26, 2002, the Company's potential losses in future net earnings resulting from changes in foreign currency exchange rate instruments, commodity instruments, and floating rate debt interest rate exposures were approximately $1 million over a period of one year. The Company issued $150 million of new long-term fixed rate debt during fiscal 2002. The value at risk from an increase in the fair value of all of the Company's long-term fixed rate debt, over a period of one year, was approximately $39 million. The fair value of the Company's long-term fixed rate debt during fiscal 2002 averaged $522 million, with a high of $643 million and a low of $470 million. The Company's interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows by targeting an appropriate mix of variable and fixed rate debt.

FUTURE APPLICATION OF ACCOUNTING STANDARDS

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and resolves significant implementation issues that had evolved since the issuance of SFAS No. 121. SFAS No. 144 also establishes a single accounting model for long-lived assets to be disposed of by sale. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and its provisions are generally to be applied prospectively. The Company adopted SFAS No. 144 in the first quarter of fiscal 2003. Adoption of SFAS No. 144 did not materially impact the Company's consolidated financial statements.

FORWARD-LOOKING STATEMENTS

Certain statements included in this report and other materials filed or to be filed by the Company with the SEC (as well as information included in oral or written statements made or to be made by the Company) may contain statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words or phrases such as "believe", "plan", "will", "expect", "intend", "estimate", and "project", and similar expressions are intended to identify forward-looking statements. All of these statements, and any other statements in this report that are not historical facts, are forward-looking. Examples of forward-looking statements include, but are not limited to, projections regarding expected casual dining sales growth; the ability of the casual dining segment to weather economic downturns; demographic trends; the Company's expansion plans, capital expenditures, and business development activities; and the Company's long-term goals of increasing market share, expanding margins on incremental sales, and earnings growth. These forward-looking statements are based on assumptions concerning important factors, risks, and uncertainties that could significantly affect anticipated results in the future and, accordingly, could cause the actual results to differ materially from those expressed in the forward-looking statements. These factors, risks, and uncertainties include, but are not limited to:

o the highly competitive nature of the restaurant industry, especially pricing, service, location, personnel, and type and quality of food;
o economic, market, and other conditions, including changes in consumer preferences, demographic trends, weather conditions, construction costs, and the cost and availability of borrowed funds;
o changes in the cost or availability of food, real estate, and other items, and the general impact of inflation;
o    the  availability  of desirable  restaurant locations;
o government regulations, including those relating to zoning, land use, environmental matters, and liquor licenses; and
o growth plans, including real estate development and construction activities, the issuance and renewal of licenses and permits for restaurant development, and the availability of funds to finance growth.

REPORT OF MANAGEMENT RESPONSIBILITIES

The management of Darden Restaurants, Inc. is responsible for the fairness and accuracy of the consolidated financial statements. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, using management's best estimates and judgments where appropriate. The financial information throughout this report is consistent with our consolidated financial statements.

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

KPMG LLP, independent certified public accountants, are retained to audit the Company's consolidated financial statements. Their report follows.

/s/ Joe R. Lee

Joe R. Lee
Chairman of the Board and Chief Executive Officer

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Darden Restaurants, Inc.

We have audited the accompanying consolidated balance sheets of Darden Restaurants, Inc. and subsidiaries as of May 26, 2002, and May 27, 2001, and the related consolidated statements of earnings, changes in stockholders' equity and accumulated other comprehensive income, and cash flows for each of the years in the three-year period ended May 26, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Darden Restaurants, Inc. and subsidiaries as of May 26, 2002, and May 27, 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended May 26, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Orlando, Florida
June 18, 2002


CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                Fiscal Year Ended
--------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                            May 26, 2002     May 27, 2001      May 28, 2000
--------------------------------------------------------------------------------------------------------------------

Sales                                                              $4,368,701        $3,992,419       $3,675,461
Costs and Expenses:
   Cost of sales:
         Food and beverage                                          1,384,481         1,302,926        1,199,709
         Restaurant labor                                           1,373,416         1,261,837        1,181,156
         Restaurant expenses                                          626,702           559,670          510,727
--------------------------------------------------------------------------------------------------------------------
             Total Cost of Sales                                   $3,384,599        $3,124,433       $2,891,592
    Selling, general, and administrative                              420,947           389,240          363,041
    Depreciation and amortization                                     165,829           146,864          130,464
    Interest, net                                                      36,585            30,664           22,388
    Restructuring and asset impairment credit, net                     (2,568)               --           (5,931)
--------------------------------------------------------------------------------------------------------------------
                     Total Costs and Expenses                      $4,005,392        $3,691,201       $3,401,554
--------------------------------------------------------------------------------------------------------------------
Earnings before Income Taxes                                          363,309           301,218          273,907
Income Taxes                                                          125,521           104,218           97,202
--------------------------------------------------------------------------------------------------------------------
Net Earnings                                                       $  237,788        $  197,000       $  176,705
====================================================================================================================
Net Earnings per Share:
   Basic                                                           $     1.36        $     1.10       $     0.92
   Diluted                                                         $     1.30        $     1.06       $     0.89
====================================================================================================================
Average Number of Common Shares Outstanding:
   Basic                                                              174,700           179,600          192,800
   Diluted                                                            183,500           185,600          197,800
====================================================================================================================

See accompanying notes to consolidated financial statements.


CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------------------------------------------
(In thousands)                                                       May 26, 2002              May 27, 2001
--------------------------------------------------------------------------------------------------------------------
                            ASSETS
Current Assets:
   Cash and cash equivalents                                          $   152,875              $     61,814
   Short-term investments                                                   9,904                        --
   Receivables                                                             29,089                    32,870
   Inventories                                                            172,413                   148,429
   Net assets held for disposal                                            10,047                    10,087
   Prepaid expenses and other current assets                               23,076                    26,942
   Deferred income taxes                                                   52,127                    48,000
--------------------------------------------------------------------------------------------------------------------
     Total Current Assets                                             $   449,531              $    328,142
Land, Buildings, and Equipment                                          1,920,768                 1,779,515
Other Assets                                                              159,437                   108,877
--------------------------------------------------------------------------------------------------------------------
            Total Assets                                              $ 2,529,736              $  2,216,534
====================================================================================================================
             LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Accounts payable                                                   $   160,064              $    156,859
   Short-term debt                                                             --                    12,000
   Current portion of long-term debt                                           --                     2,647
   Accrued payroll                                                         87,936                    82,588
   Accrued income taxes                                                    68,504                    47,698
   Other accrued taxes                                                     30,474                    27,429
   Other current liabilities                                              254,036                   225,037
--------------------------------------------------------------------------------------------------------------------
     Total Current Liabilities                                        $   601,014              $    554,258
Long-term Debt                                                            662,506                   517,927
Deferred Income Taxes                                                     117,709                    90,782
Other Liabilities                                                          19,630                    20,249
--------------------------------------------------------------------------------------------------------------------
            Total Liabilities                                         $ 1,400,859              $  1,183,216
--------------------------------------------------------------------------------------------------------------------
Stockholders' Equity:
   Common stock and surplus, no par value.  Authorized
     500,000 shares; issued 258,426 and 253,948 shares,
     respectively; outstanding 172,135 and 176,069 shares,
     respectively                                                     $ 1,474,054                $1,405,799
   Preferred stock, no par value.  Authorized 25,000 shares;
     none issued and outstanding                                               --                        --
   Retained earnings                                                      760,684                   532,121
   Treasury stock, 86,291 and 77,879 shares, at cost                   (1,044,915)                 (840,254)
   Accumulated other comprehensive income                                 (12,841)                  (13,102)
   Unearned compensation                                                  (46,108)                  (49,322)
   Officer notes receivable                                                (1,997)                   (1,924)
--------------------------------------------------------------------------------------------------------------------
            Total Stockholders' Equity                                $ 1,128,877                $1,033,318
--------------------------------------------------------------------------------------------------------------------
            Total Liabilities and Stockholders' Equity                $ 2,529,736                $2,216,534
====================================================================================================================

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND ACCUMULATED OTHER COMPREHENSIVE INCOME

-----------------------------------------------------------------------------------------------------------------------
                                      Common                          Accumulated
                                       Stock                             Other                  Officer      Total
                                        and     Retained   Treasury  Comprehensive  Unearned     Notes   Stockholders'
(In thousands, except per share       Surplus   Earnings    Stock       Income    Compensation Receivable    Equity
data)
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Balance at May 30, 1999              $1,328,796  $178,008  $(466,902)   $(12,115)  $(63,751)   $(1,687)    $  962,349

-----------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net earnings                                   176,705                                                     176,705
   Other comprehensive income,
    foreign currency adjustment                                             (342)                                (342)
                                                                                                             ---------
       Total comprehensive income                                                                             176,363
Cash dividends declared
  ($0.053 per share)                              (10,134)                                                    (10,134)
Stock option exercises
  (1,730 shares)                         10,212                                                                10,212
Issuance of restricted stock
  (245 shares), net of
  forfeiture adjustments                  3,638                                       (3,685)                     (47)
Earned compensation                                                                    3,314                    3,314
ESOP note receivable repayments                                                        7,600                    7,600
Income tax benefits credited to
equity                                    5,506                                                                 5,506
Proceeds from issuance of equity
put options                               1,814                                                                 1,814
Purchases of common stock for
  treasury (17,230 shares)                                  (202,105)                                        (202,105)
Issuance of treasury stock under
  Employee Stock Purchase Plan
  (365 shares)                            1,741                2,170                                            3,911
Issuance of officer notes, net                                                                     (181)         (181)
-----------------------------------------------------------------------------------------------------------------------
Balance at May 28, 2000              $1,351,707   $344,579 $(666,837)   $(12,457)   $(56,522)   $(1,868)     $958,602
-----------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net earnings                                   197,000                                                     197,000
   Other comprehensive income,
    foreign currency adjustment                                             (645)                                (645)
                                                                                                            ----------
       Total comprehensive income                                                                             196,355
  ($0.053 per share)                               (9,458)                                                     (9,458)
Stock option exercises
  (4,670 shares)                         33,158                                                                33,158
Issuance of restricted stock
  443 shares), net of
  for feiture adjustments                 3,986                1,035                  (5,109)                     (88)
Earned compensation                                                                    4,164                    4,164
ESOP note receivable repayments                                                        8,145                    8,145
Income tax benefits credited to
  equity                                 15,287                                                                15,287
Purchases of common stock for
  treasury (12,660 shares)                                  (176,511)                                        (176,511)
Issuance of treasury stock under
  Employee Stock Purchase Plan
  and other plans (336 shares)            1,661                2,059                                            3,720
Issuance of officer notes, net                                                                        (56)        (56)
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Balance at May 27, 2001              $1,405,799  $532,121  $(840,254)   $(13,102)   $(49,322)     $(1,924) $1,033,318
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net earnings                                   237,788                                                     237,788
   Other comprehensive income:
       Foreign currency adjustment                                           169                                  169
       Change in fair value of
        derivatives, net of
        tax of $234                                                          380                                  380
       Minimum pension liability
        adjustment, net of tax
        benefit of $177                                                     (288)                                (288)
                                                                                                              --------
         Total comprehensive income                                                                           238,049
Cash dividends declared
  ($0.053 per share)                               (9,225)                                                     (9,225)
Stock option exercises
  (4,310 shares)                         34,742                1,364                                           36,106
Issuance of restricted stock
  (374shares), net of
  forfeiture adjustments                  5,666                  815                  (6,493)                     (12)
Earned compensation                                                                    4,392                    4,392
ESOP note receivable repayments                                                        5,315                    5,315
Income tax benefits credited
  to equity                              24,989                                                                24,989
Purchases of common stock for
  treasury (8,972 shares)                                   (208,578)                                        (208,578)
Issuance of treasury stock under
  Employee Stock Purchase Plan
   and other plans (290 shares)           2,858                1,738                                            4,596
Issuance of officer notes, net                                                                        (73)        (73)
-----------------------------------------------------------------------------------------------------------------------
Balance at May 26, 2002              $1,474,054  $760,684$(1,044,915)   $(12,841)   $(46,108)     $(1,997) $1,128,877
-----------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                Fiscal Year Ended
--------------------------------------------------------------------------------------------------------------------
(In thousands)                                                   May 26, 2002     May 27, 2001      May 28, 2000
--------------------------------------------------------------------------------------------------------------------
Cash Flows - Operating Activities
   Net earnings                                                     $237,788        $  197,000        $ 176,705
   Adjustments to reconcile net earnings to cash flows:
     Depreciation and amortization                                   165,829           146,864          130,464
     Amortization of unearned compensation and loan costs              7,578             7,031            5,895
     Change in current assets and liabilities                         49,604            41,740            2,472
     Change in other liabilities                                        (619)             (642)            (371)
     Loss on disposal of land, buildings, and equipment                1,803             1,559            2,683
     Change in cash surrender value of trust-owned life
       insurance                                                         743                --               --
     Deferred income taxes                                            22,800            11,750           24,609
     Income tax benefits credited to equity                           24,989            15,287            5,506
     Non-cash restructuring and asset impairment credit, net          (2,568)               --           (5,931)
     Other, net                                                          195               (19)             594
--------------------------------------------------------------------------------------------------------------------
         Net Cash Provided by Operating Activities                $  508,142        $  420,570        $ 342,626
--------------------------------------------------------------------------------------------------------------------
Cash Flows - Investing Activities
   Purchases of land, buildings, and equipment                      (318,392)         (355,139)        (268,946)
   Increase in other assets                                          (24,741)          (10,730)          (1,820)
   Purchase of trust-owned life insurance                            (31,500)               --               --
   Proceeds from disposal of land, buildings, and equipment
     (including net assets held for disposal)                         10,741            13,492           20,998
   Purchases of short-term investments                                (9,904)               --               --
--------------------------------------------------------------------------------------------------------------------
         Net Cash Used by Investing Activities                    $ (373,796)       $ (352,377)       $(249,768)
--------------------------------------------------------------------------------------------------------------------
Cash Flows - Financing Activities
   Proceeds from issuance of common stock                             40,520            36,701           13,944
   Dividends paid                                                     (9,225)           (9,458)         (10,134)
   Purchases of treasury stock                                      (208,578)         (176,511)        (202,105)
   ESOP note receivable repayments                                     5,315             8,145            7,600
   (Decrease) increase in short-term debt                            (12,000)         (103,000)          91,500
   Proceeds from issuance of long-term debt                          149,655           224,454               --
   Repayment of long-term debt                                        (7,962)          (10,658)          (9,986)
   Payment of loan costs                                              (1,010)           (2,154)            (349)
   Proceeds from issuance of equity put options                           --                --            1,814
--------------------------------------------------------------------------------------------------------------------
         Net Cash Used by Financing Activities                   $   (43,285)      $   (32,481)       $(107,716)
--------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents                      91,061            35,712          (14,858)
Cash and Cash Equivalents - Beginning of Year                         61,814            26,102           40,960
--------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents - End of Year                           $  152,875       $    61,814       $   26,102
====================================================================================================================
Cash Flow from Changes in Current Assets and Liabilities
   Receivables                                                         3,781            (4,908)          (7,706)
   Inventories                                                       (23,984)           (6,242)          (1,485)
   Prepaid expenses and other current assets                           1,987              (289)          (4,184)
   Accounts payable                                                    3,205            16,372           (4,238)
   Accrued payroll                                                     5,348             4,783            3,540
   Accrued income taxes                                               20,806            14,442           16,712
   Other accrued taxes                                                 3,045             1,905             (441)
   Other current liabilities                                          35,416            15,677              274
--------------------------------------------------------------------------------------------------------------------
              Change in Current Assets and Liabilities            $   49,604        $   41,740      $     2,472
====================================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations and Principles of Consolidation
The consolidated financial statements include the operations of Darden Restaurants, Inc. and its wholly owned subsidiaries (the Company). The Company owns and operates various restaurant concepts located in the United States and Canada with no franchising. The Company also licenses 33 restaurants in Japan. All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year
The Company's fiscal year ends on the last Sunday in May. Fiscal 2002, 2001, and 2000 each consisted of 52 weeks.

Cash Equivalents
Cash equivalents include highly liquid investments such as U.S. treasury bills, taxable municipal bonds, and money market funds that have a maturity of three months or less. Amounts receivable from credit card companies are also considered cash equivalents because they are both short-term and highly liquid in nature and are typically converted to cash within three days of the sales transaction.

Short-Term Investments
Short-term investments include a U.S. treasury bill that is classified as a held-to-maturity security because the Company has the positive intent and ability to hold the security to maturity. The security is valued at amortized cost, which approximates fair value, and matures in September 2002.

Inventories
Inventories are valued at the lower of weighted-average cost or market.

Land, Buildings, and Equipment
All land, buildings, and equipment are recorded at cost less accumulated depreciation. Building components are depreciated over estimated useful lives ranging from seven to 40 years using the straight-line method. Equipment is depreciated over estimated useful lives ranging from three to ten years also using the straight-line method. Accelerated depreciation methods are generally used for income tax purposes. Depreciation expense amounted to $162,784, $145,058, and $129,094, in fiscal 2002, 2001, and 2000, respectively.

Capitalized Software Costs
Capitalized software is recorded at cost less accumulated amortization. Capitalized software is amortized using the straight-line method over estimated useful lives ranging from three to ten years. The cost of capitalized software at May 26, 2002, and May 27, 2001, amounted to $38,621 and $17,252, respectively. The increase for fiscal 2002 relates principally to capitalized costs associated with new enterprise reporting and human resource management systems. Accumulated amortization as of May 26, 2002, and May 27, 2001, amounted to $5,006 and $2,886, respectively.

Trust-Owned Life Insurance
In August 2001, the Company caused a trust, that it previously had established, to purchase life insurance policies covering certain Company officers and other key employees (trust-owned life insurance or TOLI). The trust is the owner and sole beneficiary of the TOLI policies. The policies, which had an initial cash surrender value of $31,500, were purchased to offset a portion of the Company's obligations under its non-qualified deferred compensation plan. The cash surrender value of the policies is included in other assets while changes in cash surrender value are included in selling, general, and administrative expenses.

Liquor Licenses
The costs of obtaining non-transferable liquor licenses that are directly issued by local government agencies for nominal fees are expensed as incurred. The costs of purchasing transferable liquor licenses through open markets in jurisdictions with a limited number of authorized liquor licenses are capitalized. If there is permanent impairment in the value of a liquor license due to market changes, the asset is written down to its net realizable value. Annual liquor license renewal fees are expensed.

Impairment of Long-Lived Assets
Restaurant sites and certain other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Restaurant sites and certain other assets to be disposed of are reported at the lower of their carrying amount or fair value, less estimated costs to sell, and are included in net assets held for disposal.

Unearned Revenues
Unearned revenues represent the Company's liability for gift cards and certificates that have been sold but not yet redeemed and are recorded at their expected redemption value. When the gift cards and certificates are redeemed, the Company recognizes restaurant sales and reduces the deferred liability. Unearned revenues are included in other current liabilities and, at May 26, 2002, and May 27, 2001, amounted to $56,632 and $38,145, respectively.

Self-Insurance Reserves
The Company self-insures a significant portion of expected losses under its workers' compensation, employee medical, and general liability programs. Accrued liabilities have been recorded based on the Company's estimates of the ultimate costs to settle incurred and incurred but not reported claims.

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

Income tax benefits credited to equity relate to tax benefits associated with amounts that are deductible for income tax purposes but do not affect net earnings. These benefits are principally generated from employee exercises of non-qualified stock options and vesting of employee restricted stock awards.

Derivative Instruments and Hedging Activities
In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB Statement No. 133." SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at fair value. SFAS No. 133 and SFAS No. 138 are effective for all fiscal quarters of all fiscal years beginning after June 30, 2000. The Company adopted SFAS No. 133 and SFAS No. 138 on May 28, 2001. There were no transition adjustments that were required to be recognized as a result of the adoption of these new standards, and therefore, adoption of these standards did not materially impact the Company's consolidated financial statements.

The Company uses financial and commodities derivatives in the management of interest rate and commodities pricing risks that are inherent in its business operations. The Company's use of derivative instruments is currently limited to interest rate hedges and commodities futures contracts. These instruments are structured as hedges of forecasted transactions or the variability of cash flow to be paid related to a recognized asset or liability (cash flow hedges). The Company may also use financial derivatives as part of its stock repurchase program, which is more fully described in Note 10. No derivative instruments are entered into for trading or speculative purposes. All derivatives are recognized on the balance sheet at fair value. On the date the derivative contract is entered into, the Company documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking the various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific assets and liabilities on the consolidated balance sheet or to specific forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

Changes in the fair value of derivatives that are highly effective and that are designated and qualify as cash flow hedges are recorded in other comprehensive income until earnings are affected by the variability in cash flows of the designated hedged item. Where applicable, the Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item or the derivative is terminated. Any changes in the fair value of a derivative where hedge accounting has been discontinued or is ineffective are recognized in earnings. Cash flows related to derivatives are included in operating activities.

Pre-Opening Expenses
Non-capital expenditures associated with opening new restaurants are expensed as incurred.

Advertising
Production costs of commercials and programming are charged to operations in the fiscal year the advertising is first aired. The costs of other advertising, promotion, and marketing programs are charged to operations in the fiscal year incurred. Advertising expense amounted to $187,950, $177,998, and $165,590, in fiscal 2002, 2001, and 2000, respectively.

Stock-Based Compensation
SFAS No. 123, "Accounting for Stock-Based Compensation," encourages the use of a fair-value method of accounting for stock-based awards under which the fair value of stock options is determined on the date of grant and expensed over the vesting period. As allowed by SFAS No. 123, the Company has elected to account for its stock-based compensation plans under an intrinsic value method that requires compensation expense to be recorded only if, on the date of grant, the current market price of the Company's common stock exceeds the exercise price the employee must pay for the stock. The Company's policy is to grant stock options at the fair market value of the underlying stock at the date of grant. The Company has adopted the disclosure requirements of SFAS No. 123.

Restricted stock and restricted stock unit (RSU) awards are recognized as unearned compensation, a component of stockholders' equity, based on the fair market value of the Company's common stock on the award date. These amounts are amortized to compensation expense over the vesting period using assumed forfeiture rates for different types of awards. Compensation expense is adjusted in future periods if actual forfeiture rates differ from initial estimates.

Net Earnings Per Share
Basic net earnings per share is computed by dividing net earnings by the weighted-average number of common shares outstanding for the reporting period. Diluted net earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Outstanding stock options issued by the Company represent the only dilutive effect reflected in diluted weighted- average shares outstanding. Options do not impact the numerator of the diluted net earnings per share computation.

Options to purchase 161,220, 3,618,900, and 5,379,300 shares of common stock were excluded from the calculation of diluted net earnings per share for fiscal 2002, 2001, and 2000, respectively, because their exercise prices exceeded the average market price of common shares for the period.

Comprehensive Income
Comprehensive income includes net earnings and other comprehensive income items that are excluded from net earnings under accounting principles generally accepted in the United States of America. Other comprehensive income items include foreign currency translation adjustments, the effective unrealized portion of changes in the fair value of cash flow hedges, and amounts associated with minimum pension liability adjustments.

Foreign Currency Translation
The Canadian dollar is the functional currency for the Company's Canadian restaurant operations. Assets and liabilities denominated in Canadian dollars are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. Translation gains and losses are reported as a separate component of accumulated other comprehensive income in stockholders' equity. Gains and losses from foreign currency transactions, which amounted to $33 and $1, respectively, are included in the consolidated statements of earnings for each period.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting
As of May 26, 2002, the Company operated 1,211 Red Lobster, Olive Garden, Bahama Breeze and Smokey Bones BBQ Sports Bar restaurants in North America as part of a single operating segment. The restaurants operate principally in the United States within the casual dining industry, providing similar products to similar customers. The restaurants also possess similar pricing structures, resulting in similar long-term expected financial performance characteristics. Revenues from external customers are derived principally from food and beverage sales. The Company does not rely on any major customers as a source of revenue. Management believes that the Company meets the criteria for aggregating its operations into a single reporting segment.

Reclassifications
Certain reclassifications have been made to prior year amounts to conform with current year presentation.

Accounting Change
In July 2000, the Emerging Issues Task Force (EITF) of the FASB reached a consensus on EITF Issue 00-14, "Accounting for Certain Sales Incentives." EITF Issue 00-14 is effective for all annual or interim financial statements for periods beginning after December 15, 2001. The Company adopted EITF Issue 00-14 in the fourth quarter of fiscal 2002. EITF Issue 00-14 addresses the recognition, measurement, and income statement classification for sales incentives offered to customers. Sales incentives include discounts, coupons, and generally any other offers that entitle a customer to receive a reduction in the price of a product by submitting a claim for a refund or rebate. Under EITF Issue 00-14, the reduction in or refund of the selling price of the product resulting from any sales incentives should be classified as a reduction of revenue. Prior to adopting this pronouncement, the Company recognized sales incentives as either selling, general, and administrative expenses or restaurant expenses. As a result of adopting EITF Issue 00-14, sales incentives were reclassified as a reduction of sales for all fiscal periods presented. Amounts reclassified were $28,847, $28,738, and $25,795, in fiscal 2002, 2001, and 2000, respectively. This pronouncement did not have any impact on net earnings.

Future Application of Accounting Standards
In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and resolves significant implementation issues that had evolved since the issuance of SFAS No. 121. SFAS No. 144 also establishes a single accounting model for long-lived assets to be disposed of by sale. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and its provisions are generally to be applied prospectively. The Company adopted SFAS No. 144 in the first quarter of fiscal 2003. Adoption of SFAS No. 144 did not materially impact the Company's consolidated financial statements.

NOTE 2 - ACCOUNTS RECEIVABLE

The Company's accounts receivable is primarily comprised of receivables from national storage and distribution companies with which the Company contracts to provide services that are billed to the Company on a per-case basis. In connection with these services, certain Company inventory items are conveyed to these storage and distribution companies to transfer ownership and risk of loss prior to delivery of the inventory to our restaurants. These items are reacquired by the Company when the inventory is subsequently delivered to Company restaurants. These transactions do not impact the consolidated statements of earnings. Receivables from national storage and distribution companies amounted to $21,083 and $24,996 at May 26, 2002, and May 27, 2001, respectively. The allowance for doubtful accounts associated with all Company receivables amounted to $330 and $350 at May 26, 2002, and May 27, 2001, respectively.

NOTE 3 - RESTRUCTURING AND ASSET IMPAIRMENT CREDIT, NET

Darden recorded asset impairment charges of $2,629 and $158,987 in fiscal 2000 and 1997, respectively, representing the difference between the fair value and carrying value of impaired assets. The asset impairment charges related to low-performing restaurant properties and other long-lived assets, including restaurants that have been closed. Fair value is generally determined based on appraisals or sales prices of comparable properties. In connection with the closing of certain restaurant properties, the Company recorded other restructuring expenses of $70,900 in fiscal 1997. The liability was established to accrue for estimated carrying costs of buildings and equipment prior to disposal, employee severance costs, lease buy-out provisions, and other costs associated with the restructuring action. All restaurant closings under this restructuring action have been completed. All other activities associated with these restructuring actions, including disposal of closed owned properties and lease buy-outs related to closed leased properties, were substantially completed during fiscal 2002.

During fiscal 2002 and 2000, the Company reversed portions of its 1997 restructuring liability totaling $2,568 and $8,560, respectively. The fiscal 2002 and 2000 reversals primarily resulted from favorable lease terminations. No restructuring or asset impairment expense or credit was charged to operating results during fiscal 2001. The components of the restructuring and asset impairment credit, net, and the after-tax and net earnings per share effects of these items for fiscal 2002 and 2000 are as follows:

                                                                                        Fiscal Year
--------------------------------------------------------------------------------------------------------------------
                                                                                2002                  2000
--------------------------------------------------------------------------------------------------------------------

Carrying costs of buildings and equipment prior to disposal
   and employee severance costs                                               $      --               $    --
Lease buy-out provisions                                                          2,568                 8,560
--------------------------------------------------------------------------------------------------------------------
     Subtotal                                                                     2,568                 8,560
Impairment of restaurant properties                                                  --                (2,629)
--------------------------------------------------------------------------------------------------------------------
Total restructuring and asset impairment credit, net                              2,568                 5,931
Less related income taxes                                                          (991)               (2,308)
--------------------------------------------------------------------------------------------------------------------
Restructuring and asset impairment credit, net, net of
   income taxes                                                                   1,577                 3,623
--------------------------------------------------------------------------------------------------------------------
Net earnings per share effect - basic and diluted                             $    0.01               $  0.03
====================================================================================================================

The restructuring liability is included in other current liabilities in the accompanying consolidated balance sheets. As of May 26, 2002, approximately $43,850 of carrying, employee severance, and lease buy-out costs associated with the 1997 restructuring action had been paid and charged against the restructuring liability. The remaining liability balance of $1,946 relates primarily to lease buy-out costs associated with one closed leased property in which the lease term does not expire until March 2011. A summary of restructuring liability activity for fiscal 2002 and 2001 is as follows:

                                                                                        Fiscal Year
---------------------------------------------------------------------------- ------------------ --------------------
                                                                                     2002               2001
---------------------------------------------------------------------------- ------------------ --------------------
Beginning balance                                                                  $ 5,798            $ 8,564
Non-cash adjustments:
     Restructuring credits                                                          (2,568)                --
Cash payments:
     Carrying costs and employee severance payments                                   (860)            (1,364)
     Lease payments including lease buy-outs, net                                     (424)            (1,402)
---------------------------------------------------------------------------- ------------------ --------------------
Ending balance                                                                     $ 1,946            $ 5,798
============================================================================ ================== ====================

During fiscal 2000, asset impairment charges of $12,000 included in the beginning fiscal 2000 restructuring liability were reclassified to reduce the carrying value of land. This reclassification related to asset impairment charges recorded in 1997 for long-lived assets associated with Canadian restaurants.

NOTE 4 - LAND, BUILDINGS, AND EQUIPMENT

The components of land, buildings, and equipment are as follows:

                                                                            May 26, 2002          May 27, 2001
--------------------------------------------------------------------------------------------------------------------
Land                                                                         $   464,893          $    426,171
Buildings                                                                      1,719,778             1,562,107
Equipment                                                                        830,404               759,812
Construction in progress                                                         123,987               128,976
--------------------------------------------------------------------------------------------------------------------
Total land, buildings, and equipment                                           3,139,062             2,877,066
Less accumulated depreciation                                                 (1,218,294)           (1,097,551)
--------------------------------------------------------------------------------------------------------------------
Net land, buildings, and equipment                                            $1,920,768           $ 1,779,515
====================================================================================================================


NOTE 5 - OTHER ASSETS

The components of other assets are as follows:

                                                                            May 26, 2002          May 27, 2001
--------------------------------------------------------------------------------------------------------------------
Prepaid pension costs                                                        $    48,262         $      45,624
Capitalized software costs                                                        33,615                14,366
Trust-owned life insurance                                                        30,757                    --
Liquor licenses                                                                   19,405                18,642
Prepaid interest and loan costs                                                   17,895                19,768
Miscellaneous                                                                      9,503                10,477
--------------------------------------------------------------------------------------------------------------------
Total other assets                                                            $  159,437          $    108,877
====================================================================================================================


NOTE 6 - SHORT-TERM DEBT

Short-term debt at May 26, 2002, and May 27, 2001, consisted of $0 and $12,000, respectively, of unsecured commercial paper borrowings with original maturities of one month or less. The debt bore an interest rate of 4.3 percent at May 27, 2001.


NOTE 7 - LONG-TERM DEBT

The components of long-term debt are as follows:

                                                                            May 26, 2002          May 27, 2001
--------------------------------------------------------------------------------------------------------------------
8.375% senior notes due September 2005                                        $  150,000            $  150,000
6.375% notes due February 2006                                                   150,000               150,000
5.75% medium-term notes due March 2007                                           150,000                    --
7.45% medium-term notes due April 2011                                            75,000                75,000
7.125% debentures due February 2016                                              100,000               100,000
ESOP loan with variable rate of interest (2.17% at May 26,
   2002) due December 2018                                                        39,140                44,455
Other                                                                                 --                 2,647
--------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                             664,140               522,102
Less issuance discount                                                            (1,634)               (1,528)
--------------------------------------------------------------------------------------------------------------------
Total long-term debt less issuance discount                                      662,506               520,574
Less current portion                                                                  --                (2,647)
--------------------------------------------------------------------------------------------------------------------
Long-term debt, excluding current portion                                      $ 662,506             $ 517,927
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

In November 2000, the Company filed a prospectus supplement with the SEC to offer up to $350,000 of medium-term notes from time to time as part of the shelf registration process referred to above. In April 2001, the Company issued $75,000 of unsecured 7.45 percent medium-term notes due in April 2011. In March 2002, the Company issued $150,000 of unsecured 5.75 percent medium-term notes due in March 2007. As of May 26, 2002, the Company's shelf registration provides for the issuance of an additional $125,000 of unsecured debt securities.

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

The Company also maintains a credit facility which expires in October 2004, with a consortium of banks under which the Company can borrow up to $300,000. The credit facility allows the Company to borrow at interest rates that vary based on the prime rate, LIBOR, or a competitively bid rate among the members of the lender consortium, at the option of the Company. The credit facility is available to support the Company's commercial paper borrowing program, if necessary. The Company is required to pay a facility fee of 15 basis points per annum on the average daily amount of loan commitments by the consortium. The amount of interest and the annual facility fee are subject to change based on the Company's achievement of certain debt ratings and financial ratios, such as maximum debt to capital ratios. Advances under the credit facility are unsecured. At May 26, 2002, and May 27, 2001, no borrowings were outstanding under this credit facility.

The aggregate maturities of long-term debt for each of the five fiscal years subsequent to May 26, 2002, and thereafter are $0 in 2003 through 2005, $300,000 in 2006, $150,000 in 2007, and $214,140 thereafter.

NOTE 8 - DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company uses interest rate related derivative instruments to manage its exposure on its debt instruments, as well as commodities derivatives to manage its exposure to commodity price fluctuations. By using these instruments, the Company exposes itself, from time to time, to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. The Company minimizes this credit risk by entering into transactions with high quality counterparties. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates or commodity prices. The Company minimizes this market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Natural Gas and Coffee Futures Contracts

During fiscal 2002, the Company entered into futures contracts to reduce the risk of natural gas and coffee price fluctuations. To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives' fair value are not included in current earnings but are reported as other comprehensive income. These changes in fair value are subsequently reclassified into earnings when the natural gas and coffee are purchased and used by the Company in its operations. Net losses of $276 related to these derivatives were recognized in earnings during fiscal 2002. It is expected that $413 of net gains related to these contracts at May 26, 2002, will be reclassified from accumulated other comprehensive income into food and beverage costs or restaurant expenses during the next 12 months. To the extent these derivatives are not effective, changes in their fair value are immediately recognized in current earnings. Outstanding derivatives are included in other current assets or other current liabilities.

As of May 26, 2002, the maximum length of time over which the Company is hedging its exposure to the variability in future natural gas and coffee cash flows is six months and seven months, respectively. No gains or losses were reclassified into earnings during fiscal 2002 as a result of the discontinuance of natural gas and coffee cash flow hedges.

Interest Rate Lock Agreement

During fiscal 2002, the Company entered into a treasury interest rate lock agreement (treasury lock) to hedge the risk that the cost of a future issuance of fixed rate debt may be adversely affected by interest rate fluctuations. The treasury lock, which had a $75,000 notional principal amount of indebtedness, was used to hedge a portion of the interest payments associated with $150,000 of debt subsequently issued in March 2002. The treasury lock was settled at the time of the related debt issuance with a net gain of $267 being recognized in other comprehensive income. The net gain on the treasury lock is being amortized into earnings as an adjustment to interest expense over the same period in which the related interest costs on the new debt issuance are being recognized in earnings. Amortization of $67 was recognized in earnings as an adjustment to interest expense during fiscal 2002. It is expected that $53 of this gain will be recognized in earnings as an adjustment to interest expense during the next 12 months.

NOTE 9 - FINANCIAL INSTRUMENTS

The Company has participated in the financial derivatives markets to manage its exposure to interest rate fluctuations. The Company had interest rate swaps with a notional amount of $200,000, which it used to convert variable rates on its long-term debt to fixed rates effective May 30, 1995. The Company received the one-month commercial paper interest rate and paid fixed-rate interest ranging from 7.51 percent to 7.89 percent. The interest rate swaps were settled during January 1996 at a cost to the Company of $27,670. This cost is being recognized as an adjustment to interest expense over the term of the Company's 10-year,
6.375 percent notes and 20-year, 7.125 percent debentures (see Note 7).

The  following  methods  were used in  estimating  fair  value  disclosures  for significant financial instruments: Cash equivalents and short-term debt approximate their carrying amount due to the short duration of those items. Short-term investments are carried at amortized cost, which approximates fair value. Long-term debt is based on quoted market prices or, if market prices are not available, the present value of the underlying cash flows discounted at the Company's incremental borrowing rates. The carrying amounts and fair values of the Company's significant financial instruments are as follows:

                                                        May 26, 2002                       May 27, 2001
--------------------------------------------------------------------------------------------------------------------
                                                 Carrying            Fair           Carrying            Fair
                                                  Amount            Value            Amount            Value
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                         $152,875          $152,875         $  61,814        $  61,814
Short-term investments                               9,904             9,904                --               --
Short-term debt                                         --                --            12,000           12,000
Total long-term debt                               662,506           680,115           520,574          513,392
--------------------------------------------------------------------------------------------------------------------

NOTE 10 - STOCKHOLDERS' EQUITY

Treasury Stock

The Company's Board of Directors has approved a stock repurchase program that authorizes the Company to repurchase up to 96.9 million shares of the Company's common stock. In fiscal 2002, 2001, and 2000, the Company purchased treasury stock totaling $208,578, $176,511, and $202,105, respectively. As of May 26, 2002, a total of 86.3 million shares have been purchased under the program. The Company's stock repurchase program is used by the Company to offset the dilutive effect of stock option exercises and to increase shareholder value. The repurchased common stock is reflected as a reduction of stockholders' equity.

As a part of its stock repurchase program, the Company issues equity put options from time to time that entitle the holder to sell shares of the Company's common stock to the Company, at a specified price, if the holder exercises the option. In fiscal 2000, the Company issued put options for 2,625,000 shares for $1,814 in premiums. At May 28, 2000, put options for 375,000 shares were outstanding. No put options were issued in fiscal 2002 or 2001 or outstanding at May 26, 2002 or May 27, 2001.

Stock Purchase/Loan Program

The Company has share ownership guidelines for its executive management. To assist management in meeting these guidelines, the Company implemented the 1998 Stock Purchase/Loan Program (1998 Program) under its Stock Option and Long-Term Incentive Plan of 1995. The 1998 Program provides loans to executives and awards two options for every new share purchased, up to a maximum total share value equal to a designated percentage of the executive's base compensation. Loans are full recourse and interest bearing, with a maximum principal amount of 75 percent of the value of the stock purchased. The stock purchased is held on deposit with the Company until the loan is repaid. The interest rate for loans under the 1998 Program is fixed and is equal to the applicable federal rate for mid-term loans with semi-annual compounding for the month in which the loan originates. Interest is payable on a weekly basis. Loan principal is payable in installments with 25 percent, 25 percent, and 50 percent of the total loan due at the end of the fifth, sixth, and seventh years of the loan. The Company accounts for outstanding officer notes receivable as a reduction of stockholders' equity.

Stockholders' Rights Plan

Under the Company's Rights Agreement, as amended, each share of the Company's common stock has associated with it two-thirds of a right to purchase one-hundredth of a share of the Company's Series A Participating Cumulative Preferred Stock at a purchase price of $62.50, subject to adjustment under certain circumstances to prevent dilution. The number of rights associated with each share of the Company's common stock reflects an adjustment resulting from the Company's three-for-two stock split in May 2002. The rights are exercisable when, and are not transferable apart from the Company's common stock until, a person or group has acquired 20 percent or more, or makes a tender offer for 20 percent or more, of the Company's common stock. If the specified percentage of the Company's common stock is then acquired, each right will entitle the holder (other than the acquiring company) to receive, upon exercise, common stock of either the Company or the acquiring company having a value equal to two times the exercise price of the right. The rights are redeemable by the Company's Board of Directors under certain circumstances and expire on May 24, 2005.

Stock Split

On March 21, 2002, the Company's Board of Directors declared a three-for-two stock split of the Company's common stock. The stock split was effected in the form of a 50 percent stock dividend which was distributed to stockholders on May 1, 2002, for all stockholders of record as of the close of business on April 10, 2002. In connection with the stock split, the number of common shares reserved for issuance or subject to issuance under the Company's stock option, stock grant, and other plans was proportionately increased. The total number of common and preferred shares authorized for issuance under the Company's Articles of Incorporation remained the same. All applicable references to number of shares and per share amounts of common stock have been adjusted to reflect the stock split.

Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are as follows:

                                                                          May 26,  2002       May 27,  2001
--------------------------------------------------------------------------------------------------------------------
Foreign currency translation adjustment                                         $(12,933)           $(13,102)
Unrealized gains on derivatives                                                      380                  --
Minimum pension liability adjustment                                                (288)                 --
--------------------------------------------------------------------------------------------------------------------
Total accumulated other comprehensive income (loss)                             $(12,841)           $(13,102)
====================================================================================================================

Reclassification adjustments associated with pre-tax net derivative losses realized in net earnings for fiscal 2002, 2001, and 2000 amounted to $209, $0, and $0, respectively.


NOTE 11- LEASES

An analysis of rent expense incurred under operating leases is as follows:

                                                                                   Fiscal Year
--------------------------------------------------------------------------------------------------------------------
                                                                     2002              2001              2000
--------------------------------------------------------------------------------------------------------------------
Restaurant minimum rent                                             $43,113           $40,007          $38,818
Restaurant percentage rent                                            3,550             3,163            2,183
Restaurant equipment minimum rent                                     8,386             8,388            8,267
Restaurant rent averaging expense                                      (518)             (510)            (473)
Transportation equipment                                              2,481             2,320            1,946
Office equipment                                                      1,526             1,323            1,090
Office space                                                          1,387             1,020              597
Warehouse space                                                         237               227              227
--------------------------------------------------------------------------------------------------------------------
Total rent expense                                                  $60,162           $55,938          $52,655
====================================================================================================================

Minimum rental obligations are accounted for on a straight-line basis over the term of the lease. Percentage rent expense is generally based on sales levels or changes in the Consumer Price Index. Many of the Company's leases have renewal periods totaling five to 20 years, exercisable at the option of the Company, and require payment of property taxes, insurance, and maintenance costs in addition to the rent payments. The annual non-cancelable future lease commitments for each of the five fiscal years subsequent to May 26, 2002, and thereafter are:
$51,951 in 2003,  $41,637 in 2004,  $36,327 in 2005, $30,605 in 2006, $24,777 in
2007, and $74,132 thereafter, for a cumulative total of $259,429.

NOTE 12 - INTEREST, NET

The components of interest, net, are as follows:

                                                                                   Fiscal Year
--------------------------------------------------------------------------------------------------------------------
                                                                     2002                2001           2000
--------------------------------------------------------------------------------------------------------------------
Interest expense                                                     $41,493           $35,196          $24,999
Capitalized interest                                                  (3,653)           (3,671)          (1,910)
Interest income                                                       (1,255)             (861)            (701)
--------------------------------------------------------------------------------------------------------------------
Interest, net                                                        $36,585           $30,664          $22,388
====================================================================================================================

Capitalized interest was computed using the Company's borrowing rate. The Company paid $31,027, $24,281, and $19,834 for interest (excluding amounts capitalized) in fiscal 2002, 2001, and 2000, respectively.

NOTE 13 - INCOME TAXES

The components of earnings before income taxes and the provision for income taxes thereon are as follows:

                                                                                   Fiscal Year
--------------------------------------------------------------------------------------------------------------------
                                                                     2002             2001              2000
--------------------------------------------------------------------------------------------------------------------
Earnings before income taxes:
       U.S.                                                        $ 359,947        $  296,160        $ 269,802
       Canada                                                          3,362             5,058            4,105
--------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                       $ 363,309        $  301,218        $ 273,907
--------------------------------------------------------------------------------------------------------------------
Income taxes:
   Current:
       Federal                                                     $  88,063        $   79,285        $  61,528
       State and local                                                14,582            13,049           10,861
       Canada                                                            133               134              204
--------------------------------------------------------------------------------------------------------------------
     Total current                                                 $ 102,778        $   92,468        $  72,593
--------------------------------------------------------------------------------------------------------------------
   Deferred (principally U.S.)                                        22,743            11,750           24,609
--------------------------------------------------------------------------------------------------------------------
Total income taxes                                                 $ 125,521        $  104,218        $  97,202
====================================================================================================================

During fiscal 2002, 2001, and 2000, the Company paid income taxes of $56,839, $63,893, and $53,688, respectively.

The following table is a reconciliation of the U.S. statutory income tax rate to the effective income tax rate included in the accompanying consolidated statements of earnings:

                                                                                   Fiscal Year
--------------------------------------------------------------------------------------------------------------------
                                                                     2002             2001              2000
--------------------------------------------------------------------------------------------------------------------
U.S. statutory rate                                                  35.0%             35.0%            35.0%
State and local income taxes, net of federal tax benefits             3.1               3.1              3.3
Benefit of federal income tax credits                                (3.9)             (4.1)            (3.9)
Other, net                                                            0.4               0.6              1.1
--------------------------------------------------------------------------------------------------------------------
Effective income tax rate                                            34.6%             34.6%            35.5%
====================================================================================================================

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

                                                                            May 26, 2002          May 27, 2001
--------------------------------------------------------------------------------------------------------------------
Accrued liabilities                                                          $   19,052           $    14,899
Compensation and employee benefits                                               52,804                50,902
Asset disposition and restructuring liabilities                                   2,283                 5,306
Net assets held for disposal                                                        301                   937
Other                                                                             2,392                 2,436
--------------------------------------------------------------------------------------------------------------------
    Gross deferred tax assets                                                $   76,832           $    74,480
--------------------------------------------------------------------------------------------------------------------
Buildings and equipment                                                         (93,752)              (73,578)
Prepaid pension costs                                                           (18,096)              (17,376)
Prepaid interest                                                                 (3,478)               (3,812)
Deferred rent and interest income                                               (12,496)              (13,474)
Capitalized software and other assets                                           (12,127)               (5,840)
Other                                                                            (2,465)               (3,182)
--------------------------------------------------------------------------------------------------------------------
     Gross deferred tax liabilities                                           $(142,414)           $ (117,262)
--------------------------------------------------------------------------------------------------------------------
         Net deferred tax liabilities                                        $  (65,582)          $   (42,782)
====================================================================================================================

A valuation allowance for deferred tax assets is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. As of May 26, 2002, and May 27, 2001, no valuation allowance has been recognized for deferred tax assets because the Company believes that sufficient projected future taxable income will be generated to fully utilize the benefits of these deductible amounts.

NOTE 14 - RETIREMENT PLANS

Defined Benefit Plans and Post-Retirement Benefit Plan

Substantially all of the Company's employees are eligible to participate in a retirement plan. The Company sponsors non-contributory defined benefit pension plans for its salaried employees, in which benefits are based on various formulas that include years of service and compensation factors, and a group of hourly employees, in which a frozen level of benefits is provided. The Company's policy is to fund, at a minimum, the amount necessary on an actuarial basis to provide for benefits in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended. The Company also sponsors a contributory post-retirement benefit plan that provides health care benefits to its salaried retirees.

The following provides a reconciliation of the changes in the plan benefit obligation, fair value of plan assets, and the funded status of the plans as of February 28, 2002 and 2001:

                                                     Defined Benefit Plans (1)            Post-Retirement Benefit Plan
-------------------------------------------------- -------------- --------------- ---- --------------- ---------------
                                                          2002            2001              2002            2001
-------------------------------------------------- -------------- --------------- ---- --------------- ---------------
-------------------------------------------------- -------------- --------------- ---- --------------- ---------------
Change in Benefit Obligation:
Benefit obligation at beginning of period             $  97,339        $ 82,634           $  6,739        $  5,663
  Service cost                                            3,586           3,488                291             246
  Interest cost                                           7,145           6,450                500             448
  Participant contributions                                  --              --                 91              96
  Benefits paid                                          (4,412)         (3,765)              (214)           (159)
  Actuarial loss                                          7,497           8,532              1,949             445
                                                    -----------     -----------          ---------      ----------
Benefit obligation at end of period                   $ 111,155        $ 97,339           $  9,356        $  6,739
                                                       ========       =========           ========        ========

Change in Plan Assets:
Fair value at beginning of period                     $ 120,042        $115,872           $     --        $     --
  Actual return on plan assets                           (6,097)          7,894                 --              --
  Employer contributions                                     41              41                123              63
  Participant contributions                                  --              --                 91              96
  Benefits paid                                          (4,412)         (3,765)              (214)           (159)
                                                     ----------      ----------          ---------     -----------
Fair value at end of period                           $ 109,574        $120,042           $     --        $     --
                                                       ========        ========        ===========     ============

Reconciliation of the Plan's Funded Status:
Funded status at end of year                          $  (1,581)       $ 22,703           $ (9,356)       $ (6,739)
  Unrecognized transition asset                              --            (642)                --              --
  Unrecognized prior service cost                        (1,392)         (1,849)                47              65
  Unrecognized actuarial loss (gain)                     47,762          22,857              1,579            (371)
  Contributions for March to May                              10             10                 44              28
                                                   -------------   ------------        ------------    -----------
Prepaid (accrued) benefit costs                       $  44,799        $ 43,079           $ (7,686)       $ (7,017)
                                                      =========       =========           =========       =========

Components of the Consolidated Balance
  Sheets:
Prepaid benefit costs                                 $  48,262        $ 45,624           $     --        $     --
Accrued benefit costs                                    (3,929)         (2,545)            (7,686)         (7,017)
Accumulated other comprehensive income                      466               --                --              --
                                                   ------------   --------------       -------------   -------------
Net asset (liability) recognized                      $  44,799        $ 43,079           $ (7,686)       $ (7,017)
                                                      =========       =========           =========       =========


(1) For plans with accumulated benefit obligations in excess of plan assets, the accumulated benefit obligation and fair value of plan assets were $3,939 and $0, respectively, as of February 28, 2002, and $2,781 and $0, respectively, as of February 28, 2001.

The following table presents the weighted-average assumptions used to determine the actuarial present value of the defined benefit plans and the post-retirement benefit plan obligations:

                                                           Defined Benefit Plans   Post-Retirement Benefit Plan
---------------------------------------------------------------------------------------------------------------
                                                         2002         2001              2002         2001

---------------------------------------------------------------- ----------------------------------------------
Discount rate                                              7.0%        7.5%             7.0%         7.5%
Expected long-term rate of return on plan assets          10.4%       10.4%             N/A          N/A
Rate of future compensation increases                     3.75%        4.0%             N/A          N/A
====================================================================================================================

The assumed health care cost trend rate increase in the per-capita charges for benefits ranged from 9.0 percent to 10.0 percent for fiscal 2003, depending on the medical service category. The rates gradually decrease to a range of 4.0 percent to 5.0 percent through fiscal 2007 and remain at that level thereafter.

The assumed health care cost trend rate has a significant effect on amounts reported for retiree health care plans. A one-percentage-point variance in the assumed health care cost trend rate would increase or decrease the total of the service and interest cost components of net periodic post-retirement benefit cost by $166 and $126, respectively, and would increase or decrease the
accumulated   post-retirement   benefit   obligation   by  $1,955  and   $1,560,
respectively.

Components of net periodic benefit cost (income) are as follows:

                                                         Defined Benefit Plans           Post-Retirement Benefit Plan
------------------------------------------------- ---------- ----------- ---------- --- --------- ---------- --------
                                                      2002        2001       2000          2002       2001    2000
------------------------------------------------- ---------- ----------- ---------- --- --------- ---------- --------
------------------------------------------------- ---------- ----------- ---------- --- --------- ---------- --------
Service cost                                       $ 3,586    $ 3,488     $ 3,091        $ 291      $ 246    $ 260
Interest cost                                        7,145      6,255       5,509          500        447      396
Expected return on plan assets                     (12,416)   (11,589)    (10,652)          --         --       --
Amortization of unrecognized transition asset         (642)      (642)       (642)          --         --       --
Amortization of unrecognized prior service cost       (456)      (456)       (456)          18         18       18
Recognized net actuarial loss (gain)                 1,104        213       1,405           --        (18)      --
------------------------------------------------- ---------- ----------- ---------- --- --------- ---------- --------
Net periodic benefit cost (income)                $ (1,679)   $(2,731)    $(1,745)       $ 809      $ 693    $ 674
================================================= ========== =========== ========== === ========= ========== ========

Defined Contribution Plan

The Company has a defined contribution plan covering most employees age 21 and older. The Company matches contributions for participants with at least one year of service at up to six percent of compensation, based on Company performance. The match ranges from a minimum of $0.25 up to $1.00 for each dollar contributed by the participant. The plan had net assets of $442,030 at May 26, 2002, and $363,610 at May 27, 2001. Expense recognized in fiscal 2002, 2001, and 2000 was $1,593, $3,358, and $3,729, respectively. Employees classified as "highly compensated" under the Internal Revenue Code are ineligible to participate in this plan. Amounts payable to highly compensated employees under a separate, non-qualified deferred compensation plan totaled $66,241 and $53,763 as of May 26, 2002 and May 27, 2001, respectively.

The defined contribution plan includes an Employee Stock Ownership Plan (ESOP). This ESOP originally borrowed $50,000 from third parties, with guarantees by the Company, and borrowed $25,000 from the Company at a variable interest rate. The $50,000 third party loan was refinanced in 1997 by a commercial bank's loan to the Company and a corresponding loan from the Company to the ESOP. Compensation expense is recognized as contributions are accrued. In addition to matching plan participant contributions, Company contributions to the plan are also made to pay certain employee incentive bonuses. Fluctuations in the Company's stock price impact the amount of expense to be recognized. Contributions to the plan, plus the dividends accumulated on allocated and unallocated shares held by the ESOP, are used to pay principal, interest, and expenses of the plan. As loan payments are made, common stock is allocated to ESOP participants. In fiscal 2002, 2001, and 2000, the ESOP incurred interest expense of $1,258, $3,086, and $3,436, respectively, and used dividends received of $735, $415, and $941, respectively, and contributions received from the Company of $5,166, $9,224, and $9,385, respectively, to pay principal and interest on its debt.

Company shares owned by the ESOP are included in average common shares outstanding for purposes of calculating net earnings per share. At May 26, 2002, the ESOP's debt to the Company had a balance of $39,140 with a variable rate of interest of 2.17 percent; $22,240 of the principal balance is due to be repaid no later than December 2007, with the remaining $16,900 due to be repaid no later than December 2014. The number of Company common shares within the ESOP at May 26, 2002, approximates 13,460,000 shares, representing 4,682,000 allocated shares, 197,000 committed-to-be-released shares, and 8,581,000 suspense shares.

NOTE 15 - STOCK PLANS

The Company maintains three principal stock option and stock grant plans: the Amended and Restated Stock Option and Long-Term Incentive Plan of 1995 (1995
Plan); the Restaurant Management and Employee Stock Plan of 2000 (2000 Plan); and the Stock Plan for Directors (Director Plan). All of the plans are administered by the Compensation Committee of the Board of Directors. The 1995 Plan provides for the issuance of up to 33,300,000 common shares in connection with the granting of non-qualified stock options, restricted stock, or RSUs to key employees. Restricted stock and RSUs may be granted under the plan for up to 2,250,000 shares. The 2000 Plan provides for the issuance of up to 5,400,000 common shares out of the Company's treasury in connection with the granting of non-qualified stock options and restricted stock or RSUs to key employees, excluding directors and Section 16 reporting officers. Restricted stock and RSUs may be granted under the plan for up to five percent of the shares authorized under the plan. The Director Plan provides for the issuance of up to 375,000 common shares out of the Company's treasury in connection with the granting of non-qualified stock options and restricted stock and RSUs to non-employee directors. Under all of the plans, stock options are granted at a price equal to the fair market value of the shares at the date of grant, for terms not exceeding ten years, and have various vesting periods at the discretion of the Compensation Committee. Outstanding options generally vest over two to four years. Restricted stock and RSUs granted under the 1995 and 2000 Plans generally vest over periods ranging from three to five years and no sooner than one year from the date of grant. The restricted period for certain grants may be accelerated based on performance goals established by the Committee.

The Company also maintains the Compensation Plan for Non-Employee Directors. This plan provides that non-employee directors may elect to receive their annual retainer and meeting fees in any combination of cash, deferred cash, or Company common shares, and authorizes the issuance of up to 75,000 common shares out of the Company's treasury for this purpose. The common shares issuable under the plan have an aggregate fair market value equal to the value of the foregone retainer and meeting fees.

The per share weighted-average fair value of stock options granted during fiscal 2002, 2001, and 2000 was $12.25, $11.69, and $4.31, respectively. These amounts were determined using the Black Scholes option-pricing model, which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, expected dividend payments, and the risk-free interest rate over the expected life of the option. The dividend yield was calculated by dividing the current annualized dividend by the option price for each grant. The expected volatility was determined considering stock prices for the fiscal year the grant occurred and prior fiscal years, as well as considering industry volatility data. The risk-free interest rate was the rate available on zero coupon U.S. government obligations with a term equal to the remaining term for each grant. The expected life of the option was estimated based on the exercise history from previous grants.

The weighted-average assumptions used in the Black Scholes model were as follows:

                                                                                  Stock Options
                                                                             Granted in Fiscal Year
--------------------------------------------------------------------------------------------------------------------
                                                                      2002            2001              2000
--------------------------------------------------------------------------------------------------------------------
Risk-free interest rate                                                4.50%              7.00%           6.50%
Expected volatility of stock                                           30.0%              30.0%           30.0%
Dividend yield                                                          0.1%               0.1%            0.1%
Expected option life                                                 6.0 years         6.0 years         6.0 years
====================================================================================================================

The Company applies an intrinsic value method in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for stock options granted under any of its stock plans because the exercise price of all options granted was equal to the current market value of the Company's stock on the grant date. Had the Company determined compensation expense for its stock options based on the fair value at the grant date as prescribed under SFAS No. 123, the Company's net earnings and net earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                                   Fiscal Year
--------------------------------------------------------------------------------------------------------------------
                                                                     2002             2001              2000
--------------------------------------------------------------------------------------------------------------------
   As reported                                                      $ 237,788       $ 197,000         $  176,705
   Pro forma                                                        $ 222,097       $ 184,542         $  168,171
Basic net earnings per share
   As reported                                                      $    1.36       $    1.10         $     0.92
   Pro forma                                                        $    1.27       $    1.03         $     0.87
Diluted net earnings per share
   As reported                                                      $    1.30       $    1.06         $     0.89
   Pro forma                                                        $    1.21       $    0.99         $     0.85
====================================================================================================================

To determine pro forma net earnings, reported net earnings have been adjusted for compensation expense associated with stock options granted that are expected to eventually vest.

Stock option activity during the periods indicated was as follows:

                                                     Weighted-Average                           Weighted-Average
                                     Options          Exercise Price           Options           Exercise Price
                                   Exercisable           Per Share           Outstanding            Per Share
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Balance at May 30, 1999                  8,825,661        $  7.02             23,249,327             $   7.57
--------------------------------------------------------------------------------------------------------------------
Options granted                                                                5,591,244             $  13.94
Options exercised                                                             (1,729,383)            $   6.12
Options cancelled                                                               (758,427)            $   8.71
--------------------------------------------------------------------------------------------------------------------
Balance at May 28, 2000                 10,068,389        $  7.12             26,352,761             $   8.98
--------------------------------------------------------------------------------------------------------------------
Options granted                                                                5,375,727             $  10.99
Options exercised                                                             (4,670,100)            $   7.00
Options cancelled                                                               (926,100)            $  10.82
--------------------------------------------------------------------------------------------------------------------
Balance at May 27, 2001                 12,222,339        $  7.62             26,132,288             $   9.68
--------------------------------------------------------------------------------------------------------------------
Options granted                                                                5,776,350             $  17.36
Options exercised                                                             (4,310,327)            $   8.36
Options cancelled                                                               (675,776)            $  13.49
--------------------------------------------------------------------------------------------------------------------
Balance at May 26, 2002                 12,152,538        $  8.31             26,922,535             $  11.44
--------------------------------------------------------------------------------------------------------------------


The following table provides information regarding exercisable and outstanding options as of May 26, 2002:

                                                                                                     Weighted-
                                                Weighted-                           Weighted-         Average
         Range of                                Average                             Average         Remaining
         Exercise               Options          Exercise          Options          Exercise        Contractual
      Price Per Share         Exercisable    Price Per Share     Outstanding     Price Per Share    Life (Years)
--------------------------------------------------------------------------------------------------------------------
      $ 4.00 - $10.00           8,911,470           7.02           8,933,218            7.02             3.28
      $10.01 - $15.00           3,178,559          11.75          12,273,097           11.95             7.28
      $15.01 - $20.00              59,461          18.18           5,549,702           17.01             9.15
        Over $20.00                 3,048          20.45             166,518           25.89             8.55
--------------------------------------------------------------------------------------------------------------------
                               12,152,538        $  8.31          26,922,535          $11.44             6.35
====================================================================================================================

The Company granted restricted stock and RSUs during fiscal 2002, 2001, and 2000 totaling 428,280, 563,306 and 336,459 shares, respectively. The per share weighted-average fair value of the awards granted in fiscal 2002, 2001, and 2000 was $17.10, $10.67, and $13.64, respectively. After giving consideration to assumed forfeiture rates and subsequent forfeiture adjustments, compensation expense recognized in net earnings for awards granted in fiscal 2002, 2001, and 2000 amounted to $4,392, $4,164, and $3,314, respectively.

NOTE 16 - EMPLOYEE STOCK PURCHASE PLAN

The Company maintains the Darden Restaurants Employee Stock Purchase Plan to provide eligible employees who have completed one year of service an opportunity to purchase shares of its common stock, subject to certain limitations. Under the plan, employees may elect to purchase shares at the lower of 85 percent of the fair market value of the Company's common stock as of the first or last trading days of each quarterly participation period. During fiscal 2002, 2001, and 2000, employees purchased shares of common stock under the plan totaling 284,576, 328,338, and 364,722, respectively. As of May 26, 2002, an additional 1,039,865 shares are available for issuance.

No compensation expense has been recognized for shares issued under the plan. The impact of recognizing compensation expense for purchases made under the plan in accordance with the fair value method specified in SFAS No. 123 is less than $200 and has no impact on reported basic or diluted net earnings per share.

NOTE 17 - COMMITMENTS AND CONTINGENCIES

The Company makes trade commitments in the course of its normal operations. As of May 26, 2002, and May 27, 2001, the Company was contingently liable for approximately $9,786 and $10,889, respectively, under outstanding trade letters of credit issued in connection with purchase commitments. These letters of credit have terms of one month or less and are used to collateralize the Company's obligations to third parties for the purchase of inventories.

As collateral for performance on contracts and as credit guarantees to banks and insurers, the Company is contingently liable under standby letters of credit. As of May 26, 2002, and May 27, 2001, the Company had $30,000 and $30,000,
respectively, of standby letters of credit related to workers' compensation and general liabilities accrued in the Company's consolidated financial statements. As of May 26, 2002, and May 27, 2001, the Company had $8,608 and $8,166, respectively, of standby letters of credit related to contractual operating lease obligation and other payments. All standby letters of credit are renewable annually.

As of May 26, 2002, and May 27, 2001, the Company had $5,463 and $6,922, respectively, of guarantees associated with third party sub-lease obligations. The guarantees expire over the lease terms.

The Company is involved in litigation arising from the normal course of business. In the opinion of management, this litigation is not expected to materially impact the Company's consolidated financial statements.

NOTE 18 - QUARTERLY DATA (UNAUDITED)

The following table summarizes unaudited quarterly data for fiscal 2002 and 2001:

                                                                  Fiscal 2002 - Quarters Ended
--------------------------------------------------------------------------------------------------------------------
                                               Aug. 26       Nov. 25        Feb. 24        May 26        Total
--------------------------------------------------------------------------------------------------------------------
Sales                                         $1,073,892    $1,007,475    $1,124,943     $1,162,391    $4,368,701
Restaurant Operating Profit (1)                  245,332       206,506       258,435        273,829       984,102
Earnings before Income Taxes (2)                  95,577        56,255       102,776        108,701       363,309
Net Earnings (2)                                  62,156        36,463        66,220         72,949       237,788
Net Earnings per Share (2):
   Basic                                            0.35          0.21          0.38           0.42          1.36
   Diluted                                          0.34          0.20          0.36           0.40          1.30
Dividends Paid per Share                              --        0.0265            --         0.0265         0.053
Stock Price:
    High                                          21.667        21.653        28.660         29.767           N/A
    Low                                           16.400        15.400        20.007         23.733           N/A
====================================================================================================================

     (1)  Restaurant operating profit is calculated as sales less cost of sales.

     (2) Includes after-tax restructuring credits of $1,394 and $183 recorded in the second and fourth quarters of fiscal 2002, respectively. The related basic and diluted net earnings per share impact of the credits recorded in the second and fourth quarters of fiscal 2002 amounted to $0.01 and $0.00, respectively.


                                                                  Fiscal 2001 - Quarters Ended
--------------------------------------------------------------------------------------------------------------------
                                               Aug. 27       Nov. 26        Feb. 25        May 27        Total
--------------------------------------------------------------------------------------------------------------------
Sales                                         $1,011,292     $925,879      $981,216      $1,074,032    $3,992,419
Restaurant Operating Profit (1)                  224,758      191,075       214,640         237,513       867,986
Earnings before Income Taxes                      87,838       45,311        75,491          92,578       301,218
Net Earnings                                      56,921       29,541        49,527          61,011       197,000
Net Earnings per Share:
   Basic                                            0.31         0.17          0.27            0.35          1.10
   Diluted                                          0.31         0.16          0.27            0.33          1.06
Dividends Paid per Share                             --        0.0265            --          0.0265         0.053
Stock Price:
    High                                          12.583       17.500        18.000          19.660           N/A
    Low                                           10.292       11.083        12.667          13.773           N/A
====================================================================================================================


Five-Year Financial Summary
(In thousands, except per share data)
                                                                        Fiscal Year Ended
--------------------------------------------------------------------------------------------------------------------
                                            May 26,        May 27,        May 28,        May 30,        May 31,
Operating Results                             2002          2001           2000           1999           1998
--------------------------------------------------------------------------------------------------------------------
Sales                                     $4,368,701     $3,992,419     $3,675,461      $ 3,432,375    $ 3,261,555
--------------------------------------------------------------------------------------------------------------------
Costs and Expenses:
   Cost of sales:
     Food and beverage                     1,384,481      1,302,926      1,199,709        1,133,705      1,083,629
     Restaurant labor                      1,373,416      1,261,837      1,181,156        1,117,401      1,062,490
     Restaurant expenses                     626,702        559,670        510,727          485,708        477,182
--------------------------------------------------------------------------------------------------------------------
Total Cost of Sales                       $3,384,599     $3,124,433     $2,891,592      $ 2,736,814    $ 2,623,301
--------------------------------------------------------------------------------------------------------------------
Restaurant Operating Profit                  984,102        867,986        783,869          695,561        638,254
--------------------------------------------------------------------------------------------------------------------
Selling, general, and administrative         420,947        389,240        363,041          343,280        338,209
Depreciation and amortization                165,829         46,864        130,464          125,327        126,289
Interest, net                                 36,585         30,664         22,388           19,540         20,084
Restructuring and asset impairment
   credit, net                                (2,568)            --         (5,931)          (8,461)            --
--------------------------------------------------------------------------------------------------------------------
Total Costs and Expenses                  $4,005,392     $3,691,201     $3,401,554      $ 3,216,500    $ 3,107,883
--------------------------------------------------------------------------------------------------------------------
Earnings before Income Taxes                 363,309        301,218        273,907          215,875        153,672
Income Taxes                                 125,521        104,218         97,202           75,337         51,958
--------------------------------------------------------------------------------------------------------------------
Net Earnings (1)                          $  237,788     $  197,000      $ 176,705      $   140,538    $   101,714
--------------------------------------------------------------------------------------------------------------------
Net Earnings per Share: (1)
   Basic                                  $     1.36     $     1.10      $    0.92      $      0.68    $      0.46
   Diluted                                $     1.30     $     1.06      $    0.89      $      0.66    $      0.45
--------------------------------------------------------------------------------------------------------------------
Average Number of Common Shares
   Outstanding, Net of Shares Held in
   Treasury:
     Basic                                   174,700        179,600        192,800          206,000        222,500
     Diluted                                 183,500        185,600        197,800          212,100        227,100
====================================================================================================================
Financial Position
Total Assets                              $2,529,736     $2,216,534     $1,969,555      $ 1,888,560    $ 1,984,742
Land, Buildings, and Equipment             1,920,768      1,779,515      1,578,541        1,461,535      1,490,348
Working Capital (Deficit)                   (151,483)      (226,116)      (316,427)        (194,478)      (161,123)
Long-term Debt                               662,506        520,574        306,586          316,451        310,608
Stockholders' Equity                       1,128,877      1,033,318        958,602          962,349      1,019,845
Stockholders' Equity per Share                  6.56           5.87           5.23             4.86           4.82

====================================================================================================================
Other Statistics
Cash Flow from Operations                 $  508,142     $  420,570     $  342,626      $   357,942    $   239,933
Capital Expenditures                         318,392        355,139        268,946          123,673        112,168
Dividends Paid                                 9,225          9,458         10,134           10,857         11,681
Dividends Paid per Share                       0.053          0.053          0.053            0.053          0.053
Advertising Expense                          187,950        177,998        165,590          162,934        165,928
Stock Price:
   High                                       29.767         19.660         15.375           15.583         12.083
   Low                                        15.400         10.292          8.292            9.458          5.417
   Close                                  $   25.030      $  19.267     $   12.583      $    14.208    $    10.292

Number of Employees                          133,200        128,900        122,300          116,700        114,800
Number of Restaurants                          1,211          1,168          1,139            1,139          1,151

====================================================================================================================



(1) Net earnings and net earnings per share, excluding net restructuring and asset impairment credit, for the fiscal years presented is as follows:


                Net Earnings               $ 236,211      $ 197,000      $ 173,082      $ 135,313    $  101,714
                Net Earnings per Share:
                   Basic                   $    1.35      $    1.10      $    0.90      $    0.66    $     0.46
                   Diluted                 $    1.29      $    1.06      $    0.87      $    0.64    $     0.45