Form 10-K, Exhibit 13
period 2003-05-25
DARDEN RESTAURANTS INC
filed 2003-08-22
CIK 940944

Exhibit 13
                                                                       ---------


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes found elsewhere in this report.

As of May 25, 2003, Darden Restaurants, Inc. operated 1,271 Red Lobster, Olive Garden, Bahama Breeze, Smokey Bones BBQ, and Seasons 52 restaurants in the United States and Canada and licensed 33 restaurants in Japan. We own and operate all of our restaurants in the U.S. and Canada, with no franchising. Our fiscal year ends on the last Sunday in May. Fiscal 2003, 2002, and 2001 each consisted of 52 weeks of operation.

On March 21, 2002, our Board of Directors declared a three-for-two split of our common stock. The stock split was accomplished through a 50 percent stock dividend, which was distributed on May 1, 2002 to stockholders of record as of the close of business on April 10, 2002. All applicable references in this discussion and analysis to number of shares and per share amounts of common stock have been adjusted to reflect the stock split.

RESULTS OF OPERATIONS FOR FISCAL 2003, 2002, AND 2001

The following table sets forth selected operating data as a percentage of sales for the periods indicated. All information is derived from the consolidated statements of earnings for the periods indicated.

                                                                                            Fiscal Years
-------------------------------------------------------------------------------------------------------------------
                                                                     2003             2002             2001
-------------------------------------------------------------------------------------------------------------------

Sales.........................................................       100.0%           100.0%           100.0%
Costs and expenses:
   Cost of sales:
     Food and beverage........................................        31.1             31.7             32.6
     Restaurant labor.........................................        31.9             31.5             31.6
     Restaurant expenses......................................        15.1             14.3             14.0
                                                                    ------             ----             ----
       Total cost of sales, excluding restaurant depreciation
          and amortization of 3.8%, 3.6%, and 3.5%,
          respectively........................................        78.1%            77.5%            78.2%
   Selling, general, and administrative.......................         9.4              9.6              9.8
   Depreciation and amortization..............................         4.1              3.8              3.7
   Interest, net..............................................         0.9              0.9              0.8
   Restructuring credit.......................................          --             (0.1)              --
                                                                  --------          --------        --------
             Total costs and expenses.........................        92.5%            91.7%            92.5%
                                                                    ------            ------          ------

Earnings before income taxes..................................         7.5              8.3              7.5
Income taxes..................................................         2.5              2.9              2.6
                                                                   -------           ------           ------

Net earnings..................................................         5.0%             5.4%             4.9%
                                                                     =====            ======          ======

-------------------------------------------------------------------------------------------------------------------

SALES

Sales were $4.65 billion in fiscal 2003, $4.37 billion in fiscal 2002, and $3.99 billion in fiscal 2001.

The 6.6  percent  increase  in  sales  for  fiscal  2003  was  primarily  due to same-restaurant sales increases in the U.S. and a net increase of 60 company-owned restaurants since fiscal 2002. Total sales, although higher than the previous year, were less than anticipated due to lower than expected guest counts for fiscal 2003. Guest count growth was restrained by a competitive environment that was more challenging than expected, less effective advertising than in fiscal 2002, and a more severe winter than normal. Red Lobster sales of $2.43 billion were 4.1 percent above last year. U.S. same-restaurant sales for Red Lobster increased 2.7 percent due to a 3.1 percent increase in average check and a 0.4 percent decrease in guest counts. Average annual sales per restaurant for Red Lobster were $3.7 million in fiscal 2003. Olive Garden sales of $1.99 billion were 6.8 percent above last year. U.S. same-restaurant sales for Olive Garden increased 2.2 percent due to a 3.7 percent increase in average check and a 1.5 percent decrease in guest counts. Average annual sales per restaurant for Olive Garden were $3.9 million in fiscal 2003. Red Lobster and Olive Garden have enjoyed 22 and 35 consecutive quarters of U.S. same-restaurant sales increases, respectively. Bahama Breeze generated sales that exceeded $137 million and opened five new restaurants during fiscal 2003. We continue to make changes to Bahama Breeze that we anticipate will improve its sales, financial performance, and overall long-term potential. These changes include testing lunch operations, creating a new dinner menu, and slowing new restaurant development while we reduce the size of these restaurants and our related capital investment. Smokey Bones opened 20 new restaurants during fiscal 2003, more than doubling the total number of Smokey Bones restaurants open at the end of fiscal 2002. Sales for Smokey Bones in fiscal 2003 were $93 million.

The 9.4 percent increase in sales for fiscal 2002 versus the prior year was primarily due to same-restaurant sales increases in the U.S. and a net increase of 43 company-owned restaurants since fiscal 2001. Red Lobster sales of $2.34 billion were 7.1 percent above fiscal 2001. U.S. same-restaurant sales for Red Lobster increased 6.2 percent due to a 2.8 percent increase in average check and a 3.4 percent increase in guest counts. Average annual sales per restaurant for Red Lobster were $3.5 million in fiscal 2002. Olive Garden sales of $1.86 billion were 9.5 percent above fiscal 2001. U.S. same-restaurant sales for Olive Garden increased 6.3 percent due to a 3.1 percent increase in average check and a 3.2 percent increase in guest counts. Average annual sales per restaurant for Olive Garden were $3.9 million in fiscal 2002. Bahama Breeze opened eight new restaurants during fiscal 2002 and generated sales of over $125 million. Smokey Bones opened ten new restaurants during fiscal 2002 and generated sales of over $42 million.

COSTS AND EXPENSES

Total costs and expenses were $4.31 billion in fiscal 2003, $4.00 billion in fiscal 2002, and $3.69 billion in fiscal 2001. Total costs and expenses in fiscal 2003 were 92.5 percent of sales, an increase from 91.7 percent of sales in fiscal 2002. The following analysis of the components of total costs and expenses is presented as a percent of sales.

Food and beverage costs as a percent of sales decreased in fiscal 2003 and fiscal 2002 primarily as a result of lower product cost, pricing changes, and changes in the mix of sales among our various restaurant companies. Restaurant labor increased in fiscal 2003 primarily as a result of a modest increase in wage rates, higher promotional staffing levels and increased sales volatility, which made it more difficult to predict staffing needs. These factors were only partially offset by the impact of higher sales. Restaurant labor decreased in fiscal 2002 primarily due to efficiencies resulting from higher sales.

Restaurant expenses (which include lease, property tax, credit card, utility, workers' compensation, insurance, new restaurant pre-opening, and other operating expenses) as a percent of sales increased in fiscal 2003 primarily due to increased insurance, new restaurant pre-opening, workers' compensation and utility costs. These cost increases were only partially offset by higher sales. Restaurant expenses in fiscal 2002 were higher than fiscal 2001 primarily due to increased workers' compensation, new restaurant pre-opening, credit card and other operating expenses, which were only partially offset by lower utility expenses and higher sales volumes.

Selling, general, and administrative expenses as a percent of sales decreased in fiscal 2003 primarily due to decreased bonus costs and the favorable impact of higher sales. These amounts were only partially offset by increased marketing expense incurred in response to the challenging economic and competitive environment. Selling, general, and administrative expenses in fiscal 2002 were less than fiscal 2001 primarily as a result of decreased national television marketing expenses and the favorable impact of higher sales in fiscal 2002. These amounts were partially offset by our fiscal 2002 donation to the restaurant industry's Dine Out for America benefit and higher fiscal 2002 donations to the Darden Restaurants, Inc. Foundation.

Depreciation and amortization expense increased in fiscal 2003 and 2002 primarily as a result of new restaurant and remodel activity, which were only partially offset by the favorable impact of higher sales.

Net interest expense in fiscal 2003 was comparable to fiscal 2002 primarily because increased interest expense associated with higher average debt levels in fiscal 2003 was offset by the favorable impact of higher fiscal 2003 sales. Net interest expense increased in fiscal 2002 primarily due to increased interest expense associated with higher average debt levels, which was only partially offset by the impact of higher fiscal 2002 sales.

Pre-tax restructuring credits of $0.4 million and $2.6 million were recorded in fiscal 2003 and 2002, respectively. The credits resulted from lower than projected costs of lease terminations in connection with our fiscal 1997 restructuring. No restructuring credit was recognized during fiscal 2001. All fiscal 1997 restructuring actions have been completed as of May 25, 2003.

INCOME TAXES

The effective income tax rates for fiscal 2003, 2002, and 2001 were 33.2 percent, 34.6 percent, and 34.6 percent, respectively. The rate decrease in fiscal 2003 was primarily a result of ongoing tax liability adjustments that were made as a result of information that became available in fiscal 2003 and lower fiscal 2003 pre-tax earnings. The comparability of fiscal 2002 and 2001 effective rates was primarily a result of increased tax expense associated with higher fiscal 2002 pre-tax earnings which was offset by fiscal 2002 deductions that were not available in fiscal 2001.

NET EARNINGS AND NET EARNINGS PER SHARE

Net earnings for fiscal 2003 were $232 million ($1.31 per diluted share) compared with net earnings for fiscal 2002 of $238 million ($1.30 per diluted share) and net earnings for fiscal 2001 of $197 million ($1.06 per diluted share).

Net earnings for fiscal 2003 decreased 2.3 percent and diluted net earnings per share increased 0.8 percent, compared to fiscal 2002. The decrease in net earnings was primarily due to increases in restaurant labor, restaurant expenses, and depreciation and amortization expenses, which were only partially offset by the impact of higher sales. The increase in diluted net earnings per share is due to a reduction in the average diluted shares outstanding from fiscal 2002 to fiscal 2003 because of our continuing repurchase of our common stock.

Net earnings and diluted net earnings per share for fiscal 2002 increased 20.7 percent and 22.6 percent, respectively, compared to fiscal 2001. The increase in both net earnings and diluted net earnings per share was primarily due to increases in sales at both Red Lobster and Olive Garden and decreases in food and beverage costs and restaurant labor as a percent of sales. Diluted net earnings per share also reflected a reduction in the average diluted shares outstanding due to our share repurchase activities.

SEASONALITY

Our sales volumes fluctuate seasonally. During fiscal 2003, 2002, and 2001, our sales were highest in the spring, lowest in the fall, and comparable during winter and summer. Holidays, severe weather, storms, and similar conditions may impact sales volumes seasonally in some operating regions. Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.

IMPACT OF INFLATION

We do not believe inflation had a significant overall effect on our operations during fiscal 2003, 2002, and 2001. We believe we have historically been able to pass on increased operating costs through menu price increases and other strategies.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period (see
Note 1 to our consolidated financial statements). Actual results could differ from those estimates.

Critical accounting policies are those we believe are both most important to the portrayal of our financial condition and operating results, and require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be most critical in understanding the judgments that are involved in preparing our consolidated financial statements.

Land, Buildings, and Equipment

Land, buildings, and equipment are recorded at cost less accumulated depreciation. Building components are depreciated over estimated useful lives ranging from seven to 40 years using the straight-line method. Leasehold improvements, which are a component of buildings, are amortized over the lesser of the lease term or the estimated useful lives of the related assets using the straight-line method. Equipment is depreciated over estimated useful lives ranging from three to ten years also using the straight-line method. Accelerated depreciation methods are generally used for income tax purposes.

Our accounting policies regarding land, buildings, and equipment, including leasehold improvements, include our judgments regarding the estimated useful lives of these assets, the residual values to which the assets are depreciated or amortized, and the determination as to what constitutes enhancing the value of or increasing the life of existing assets. These judgments and estimates may produce materially different amounts of reported depreciation and amortization expense if different assumptions were used. As discussed further below, these judgments may also impact our need to recognize an impairment charge on the carrying amount of these assets as the cash flows associated with the assets are realized.

Impairment of Long-Lived Assets

Land, buildings, and equipment and certain other assets, including capitalized software costs and liquor licenses, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the assets. If these assets are determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Fair value is generally determined based on appraisals or sales prices of comparable assets. Restaurant sites and certain other assets to be disposed of are reported at the lower of their carrying amount or fair value, less estimated costs to sell. Restaurant sites and certain other assets to be disposed of are included in assets held for disposal when certain criteria are met. These criteria include the requirement that the likelihood of disposing of these assets within one year is probable. Those assets whose disposal is not probable within one year remain in land, buildings, and equipment until their disposal is probable within one year.

The judgments we make related to the expected useful lives of long-lived assets and our ability to realize undiscounted cash flows in excess of the carrying amounts of these assets are affected by factors such as the ongoing maintenance and improvements of the assets, changes in economic conditions, and changes in usage or operating performance. As we assess the ongoing expected cash flows and carrying amounts of our long-lived assets, significant adverse changes in these factors could cause us to realize a material impairment charge.

Self-Insurance Reserves

We self-insure a significant portion of expected losses under our workers' compensation, employee medical, and general liability programs. Accrued liabilities have been recorded based on our estimates of the ultimate costs to settle incurred claims, both reported and not yet reported.

Our accounting policies regarding self-insurance programs include our judgments and independent actuarial assumptions regarding economic conditions, the frequency or severity of claims and claim development patterns, and claim reserve, management, and settlement practices. Unanticipated changes in these factors may produce materially different amounts of reported expense under these programs.

Income Taxes

We estimate certain components of our provision for income taxes. These estimates include, among other items, effective rates for state and local income taxes, allowable tax credits for items such as taxes paid on reported tip income, estimates related to depreciation and amortization expense allowable for tax purposes, and the tax deductibility of certain other items.

Our estimates are based on the best available information at the time that we prepare the provision. We generally file our annual income tax returns several months after our fiscal year-end. Income tax returns are subject to audit by federal, state, and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows generated from operating activities provide us with a significant source of liquidity. Since substantially all our sales are for cash and cash equivalents, and accounts payable are generally due in five to 30 days, we are able to carry current liabilities in excess of current assets. In addition to cash flows from operations, we use a combination of long-term and short-term borrowings to fund our capital needs.

We manage our business and our financial ratios to maintain an investment grade bond rating, which allows access to financing at reasonable costs. Currently, our publicly issued long-term debt carries "Baa1" (Moody's Investors Service), "BBB+" (Standard & Poor's) and "BBB+" (Fitch) ratings. Our commercial paper has ratings of "P-2" (Moody's Investors Service), "A-2" (Standard & Poor's) and "F-2" (Fitch). These ratings are only accurate as of the date of this annual report and have been obtained with the understanding that Moody's Investors Service, Standard & Poor's, and Fitch will continue to monitor our credit and make future adjustments to these ratings to the extent warranted. The ratings may be changed, superseded, or withdrawn at any time.

Our commercial paper program serves as our primary source of short-term financing. As of May 25, 2003, there were no borrowings outstanding under the program. To support our commercial paper program, we have a credit facility under a Credit Agreement dated October 29, 1999, as amended, with a consortium of banks, including

Wachovia Bank, N.A., as administrative agent, under which we can borrow up to $300 million. The credit facility allows us to borrow at interest rates based on the prime rate, LIBOR, or a competitively bid rate among the members of the lender consortium, at our option, and on our credit rating. The credit facility expires on October 29, 2004, and contains various restrictive covenants, including a leverage test that requires us to maintain a ratio of consolidated total debt to consolidated total capitalization of less than 0.55 to 1.00 and a limitation of $25 million on priority debt, subject to certain exceptions. The credit facility does not, however, contain a prohibition on borrowing in the event of a ratings downgrade or a material adverse change. None of these covenants are expected to impact our liquidity or capital resources. As of May 25, 2003, we were in compliance with all covenants and no amounts were outstanding under the credit facility.

At May 25, 2003, our long-term debt consisted principally of: (1) $150 million of unsecured 8.375 percent senior notes due in September 2005, (2) $150 million of unsecured 6.375 percent notes due in February 2006, (3) $150 million of unsecured 5.75 percent medium-term notes due in March 2007, (4) $75 million of unsecured 7.45 percent medium-term notes due in April 2011, (5) $100 million of unsecured 7.125 percent debentures due in February 2016, and (6) an unsecured, variable rate, $34 million commercial bank loan due in December 2018 that supports two loans from us to the Employee Stock Ownership Plan portion of the Darden Savings Plan. Through a shelf registration on file with the Securities and Exchange Commission (SEC), we may issue up to an additional $125 million of unsecured debt securities from time to time. The debt securities may bear interest at either fixed or floating rates, and may have maturity dates of nine months or more after issuance.

A summary of our contractual obligations and commercial commitments as of May 25, 2003, is as follows (in thousands):

-------------------------- -------------------------------------------------------------------------------------------
                                                             Payments Due by Period
-------------------------- -------------------------------------------------------------------------------------------
-------------------------- --------------- ------------------ ----------------- ------------------- ------------------
       Contractual                             Less than            2-3                4-5               After 5
       Obligations             Total            1 Year             Years              Years               Years
-------------------------- --------------- ------------------ ----------------- ------------------- ------------------
-------------------------- --------------- ------------------ ----------------- ------------------- ------------------
Long-term debt (1)             $659,430        $     --           $300,000          $150,000            $209,430
-------------------------- --------------- ------------------ ----------------- ------------------- ------------------
-------------------------- --------------- ------------------ ----------------- ------------------- ------------------
Operating leases                327,921          55,938             97,192            72,170             102,621
-------------------------- --------------- ------------------ ----------------- ------------------- ------------------
-------------------------- --------------- ------------------ ----------------- ------------------- ------------------
Total contractual cash
      obligations              $987,351         $55,938           $397,192          $222,170            $312,051
-------------------------- --------------- ------------------ ----------------- ------------------- ------------------


-------------------------- -------------------------------------------------------------------------------------------
                                                   Amount of Commitment Expiration per Period
-------------------------- -------------------------------------------------------------------------------------------
-------------------------- --------------- ------------------ ------------------ ----------------- -------------------
                           Total Amounts
    Other Commercial         Committed         Less than             2-3               4-5               Over 5
       Commitments                              1 Year              Years             Years              Years
-------------------------- --------------- ------------------ ------------------ ----------------- -------------------
-------------------------- --------------- ------------------ ------------------ ----------------- -------------------
Trade letters of credit        $  8,301        $  8,301          $      --          $      --         $      --
-------------------------- --------------- ------------------ ------------------ ----------------- -------------------
-------------------------- --------------- ------------------ ------------------ ----------------- -------------------
Standby letters of
     credit (2)                  48,945          48,945                 --                 --                --
-------------------------- --------------- ------------------ ------------------ ----------------- -------------------
-------------------------- --------------- ------------------ ------------------ ----------------- -------------------
Guarantees (3)                    4,254             687              1,163              1,150             1,254
-------------------------- --------------- ------------------ ------------------ ----------------- -------------------
-------------------------- --------------- ------------------ ------------------ ----------------- -------------------
Other                             2,250           1,000              1,250                 --                --
-------------------------- --------------- ------------------ ------------------ ----------------- -------------------
-------------------------- --------------- ------------------ ------------------ ----------------- -------------------
Total commercial
     commitments                $63,750         $58,933             $2,413             $1,150            $1,254
-------------------------- --------------- ------------------ ------------------ ----------------- -------------------

1)   Excludes issuance discount of $1,344.
2) Includes letters of credit for $41,442 of workers' compensation and general liabilities accrued in our consolidated financial statements; also includes letters of credit for $6,091 of lease payments included in contractual operating lease obligation payments noted above.
3) Consists solely of guarantees associated with sub-leased properties. We are not aware of any non-performance under these sub-lease arrangements that would result in us having to perform in accordance with the terms of the guarantees.

Our fixed-charge coverage ratio, which measures the number of times each year that we earn enough to cover our fixed charges, amounted to 6.0 times and 6.8 times at May 25, 2003, and May 26, 2002, respectively. Our adjusted debt to adjusted total capital ratio (which includes 6.25 times the total annual restaurant minimum rent ($48.1 million and $43.1 million for the fiscal years ended May 25, 2003, and May 26, 2002, respectively) and 3.00 times the total annual restaurant equipment minimum rent ($5.7 million and $8.4 million for the fiscal years ended May 25, 2003 and May 26, 2002, respectively) as components of adjusted debt and adjusted total capital) was 45 percent and 46 percent at May 25, 2003, and May 26, 2002, respectively. We use the lease-debt equivalent in our adjusted debt to adjusted total capital ratio as we believe its inclusion better represents the optimal capital structure that we target from period to period. Based on these ratios, we believe our financial condition is strong. The composition of our capital structure is shown in the following table.

(In millions, except ratios)                                                May 25, 2003          May 26, 2002
--------------------------------------------------------------------------------------------------------------------
CAPITAL STRUCTURE
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Long-term debt                                                               $   658                $  662
Stockholders' equity                                                           1,196                 1,129
--------------------------------------------------------------------------------------------------------------------
Total capital                                                                 $1,854                $1,791
====================================================================================================================
ADJUSTMENTS TO CAPITAL
--------------------------------------------------------------------------------------------------------------------
Long-term debt                                                               $   658                $  662
Lease-debt equivalent                                                            318                   295
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Adjusted debt                                                                $   976                $  957
Stockholders' equity                                                           1,196                 1,129
--------------------------------------------------------------------------------------------------------------------
Adjusted total capital                                                        $2,172                $2,086
====================================================================================================================
====================================================================================================================
CAPITAL STRUCTURE RATIOS
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Debt to total capital ratio                                                       36%                   37%
Adjusted debt to adjusted total capital ratio                                     45%                   46%
====================================================================================================================


Our Board of Directors has authorized us to repurchase up to 115.4 million shares of our common stock. Net cash flows used in financing activities included our repurchase of 10.7 million shares of our common stock for $213 million in fiscal 2003 compared to 9.0 million shares for $209 million in fiscal 2002 and
12.7 million shares for $177 million in fiscal 2001. As of May 25, 2003, a total of 98.5 million shares have been repurchased under the authorization. The repurchased common stock is reflected as a reduction of stockholders' equity. Net cash flows used in financing activities also included dividends paid to stockholders of $14 million, $9 million, and $9 million in fiscal 2003, 2002, and 2001, respectively.

Net cash flows used in investing activities included capital expenditures incurred principally for building new restaurants, replacing equipment, and remodeling existing restaurants. Capital expenditures were $423 million in fiscal 2003, compared to $318 million in fiscal 2002, and $355 million in fiscal 2001. The increased expenditures in fiscal 2003 resulted primarily from increased spending associated with building more new restaurants and replacing equipment. The reduced expenditures in fiscal 2002 resulted primarily from a reduction in spending associated with building new restaurants. We estimate that our fiscal 2004 capital expenditures will approximate $400 million.

Net cash flows provided by operating activities for fiscal 2003 also included a $20 million contribution to our defined benefit pension plans, which enabled the plans to maintain a fully funded status as of the plans' February 28, 2003 annual valuation date. Our defined benefit and other post-retirement benefit costs and liabilities are calculated using various actuarial assumptions and methodologies prescribed under the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions" and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". We use certain assumptions including, but not limited to, the selection of a discount rate, expected long-term rate of return on plan assets, and expected health care cost trend rates. We set the discount rate assumption annually for each plan at its valuation date to reflect the yield of high quality fixed-income debt instruments, with lives that approximate the maturity of the plan benefits. As of May 25, 2003, our discount rate was
6.25 percent. The expected long-term rate of return on plan assets and health care cost trend rates are based upon several factors, including our historical assumptions compared with actual results, an analysis of current market conditions, asset allocations, and the views of leading financial advisers and economists. Based on our recent analysis, we lowered our defined benefit plans' expected long-term rate of return on plan assets for fiscal 2004 from 10.4 percent to 9.0 percent. The change in our defined benefit plans' expected long-term rate of return on plan assets will decrease earnings before income taxes by approximately $2 million in fiscal 2004. As of May 25, 2003, our expected health care costs trend rates ranged from 12.0 percent to 13.0 percent for fiscal 2004, depending on the medical service category. The rates gradually decrease to 5.0 percent through fiscal 2011 and remain at that level thereafter.

The expected long-term rate of return on plan assets component of our net periodic benefit cost is calculated based on the market-related value of plan assets. Our target asset allocation is 35 percent U.S. equities, 30 percent high-quality, long-duration fixed-income securities, 15 percent international equities, 10 percent private equities, and 10 percent real assets. We monitor our actual asset allocation to ensure that it approximates our target allocation and believe that our long-term asset allocation will continue to approximate our target allocation. Our historical ten-year rate of return on plan assets, calculated using the geometric method average of returns, is approximately 9.4 percent.

We have an unrecognized net actuarial loss for the defined benefit plans and post-retirement benefit plan as of May 25, 2003, of $80 million and $6 million, respectively. The unrecognized net actuarial loss represents changes in the amount of the projected benefit obligation and plan assets resulting from differences in the assumptions used and actual experience. The amortization of the unrecognized net actuarial loss component of our fiscal 2004 net periodic benefit cost for the defined benefit plans and post-retirement benefit plan is expected to be approximately $4 million and $0.3 million, respectively.

We believe our defined benefit and post-retirement benefit plan assumptions are appropriate based upon the factors discussed above. However, other assumptions could also be reasonably applied that could differ from the assumptions used. A quarter percentage point change in the defined benefit plans' discount rate and the expected long-term rate of return on plan assets would increase or decrease earnings before income taxes by $0.6 million and $0.4 million, respectively. A quarter percentage point change in our post-retirement benefit plan discount rate would increase or decrease earnings before income taxes by less than $0.1 million. If the health care cost trend rates were to be increased or decreased by one percentage point each future year, the aggregate of the service cost and interest cost components of net periodic post-retirement benefit cost would change by $0.3 million. These changes in assumptions would not significantly impact our funding requirements.

We are not aware of any trends or events that would materially affect our capital requirements or liquidity. We believe that our internal cash-generating capabilities and borrowings available under our shelf registration for unsecured debt securities and short-term commercial paper program should be sufficient to finance our capital expenditures, stock repurchase program, and other operating activities through fiscal 2004.

FINANCIAL CONDITION

Our current assets of $326 million at May 25, 2003, decreased from $443 million at May 26, 2002. The decrease resulted primarily from decreases in cash and cash equivalents of $104 million and short-term investments of $10 million that resulted principally from the short-term investment of proceeds received from the March 2002 medium-term debt issuance.

Other assets of $182 million at May 25, 2003, increased from $159 million at May 26, 2002, primarily as a result of the $20 million funding of our defined benefit pension plans during fiscal 2003.

Current liabilities of $640 million at May 25, 2003, increased from $601 million at May 26, 2002, primarily as a result of increases in accounts payable of $16 million and unearned revenues of $16 million. The increase in accounts payable is primarily due to the timing of our inventory purchases at the end of fiscal 2003. The increase in unearned revenues is primarily due to an increase in gift card sales during fiscal 2003.

Net non-current deferred income tax liabilities of $151 million at May 25, 2003, increased from $118 million at May 26, 2002, primarily as a result of current income tax deductions for certain capitalized software costs, smallwares, and equipment.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of market risks, including fluctuations in interest rates, foreign currency exchange rates, and commodity prices. To manage this exposure, we periodically enter into interest rate, foreign currency exchange, and commodity instruments for other than trading purposes (see Notes 1 and 7 of the Notes to Consolidated Financial Statements).

We use the variance/covariance method to measure value at risk, over time horizons ranging from one week to one year, at the 95 percent confidence level. As of May 25, 2003, our potential losses in future net earnings resulting from changes in foreign currency exchange rate instruments, commodity instruments, and floating rate debt interest rate exposures were approximately $1 million over a period of one year. The value at risk from an increase in the fair value of all of our long-term fixed rate debt, over a period of one year, was approximately $24 million. The fair value of our long-term fixed rate debt during fiscal 2003 averaged $681 million, with a high of $706 million and a low of $645 million. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows by targeting an appropriate mix of variable and fixed rate debt.

FUTURE APPLICATION OF ACCOUNTING STANDARDS

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and our associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. We adopted SFAS No. 143 in the first quarter of fiscal 2004. Adoption of SFAS No. 143 did not materially impact our consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment to Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies the financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement is effective for hedging relationships designated and contracts entered into or modified after June 30, 2003, except for the provisions that relate to SFAS No. 133 implementation issues, which will continue to be applied in accordance with their respective dates. Adoption of SFAS No. 149 did not materially impact our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes accounting standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires certain financial instruments that were previously classified as equity to be classified as assets or liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 is not expected to materially impact our consolidated financial statements.

FORWARD-LOOKING STATEMENTS

Certain statements included in this report and other materials filed or to be filed by us with the SEC (as well as information included in oral or written statements made or to be made by us) may contain statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words or phrases such as "believe", "plan", "will", "expect", "intend", "estimate", and "project", and similar expressions are intended to identify forward-looking statements. All of these statements, and any other statements in this report that are not historical facts, are forward-looking. Examples of forward-looking statements include, but are not limited to, projections regarding expected casual dining sales growth; the ability of the casual dining segment to weather economic downturns; demographic trends; our expansion plans, capital expenditures, and business development activities; and our long-term goals of increasing market share, expanding margins on incremental sales, and earnings growth. These forward-looking statements are based on assumptions concerning important factors, risks, and uncertainties that could significantly affect anticipated results in the future and, accordingly, could cause the actual results to differ materially from those expressed in the forward-looking statements. These factors, risks, and uncertainties include, but are not limited to:

o the highly competitive nature of the restaurant industry, especially pricing, service, location, personnel, and type and quality of food;
o economic, market, and other conditions, including a protracted economic slowdown or worsening economy, industry-wide cost pressures, weak consumer demand, changes in consumer preferences, demographic trends, weather conditions, construction costs, and the cost and availability of borrowed funds;
o the price and availability of food, labor, utilities, insurance and media, and other costs, including seafood costs, employee benefits, workers' compensation insurance, and the general impact of inflation;
o unfavorable publicity relating to food safety or other concerns, including litigation alleging poor food quality, food-borne illness, or personal injury;
o    the availability of desirable restaurant locations;
o government regulations, including those relating to zoning, land use, environmental matters, and liquor licenses; and
o growth plans, including real estate development and construction activities, the issuance and renewal of licenses and permits for restaurant development, and the availability of funds to finance growth.

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

Management has established a system of internal controls that provides reasonable assurance that assets are adequately safeguarded, and transactions are recorded accurately, in all material respects, in accordance with management's authorization. We maintain a strong audit program that independently evaluates the adequacy and effectiveness of internal controls. Our internal controls provide for appropriate separation of duties and responsibilities, and there are documented policies regarding utilization of our assets and proper financial reporting. These formally stated and regularly communicated policies set high standards of ethical conduct for all employees.

The Audit Committee of the Board of Directors meets at least quarterly to determine that management, internal auditors, and independent auditors are properly discharging their duties regarding internal control and financial reporting. The independent auditors, internal auditors, and employees have full and free access to the Audit Committee at any time.

KPMG LLP, independent certified public accountants, are retained to audit our consolidated financial statements. Their report follows.

/s/ Joe R. Lee
----------------------
Joe R. Lee
Chairman of the Board and Chief Executive Officer

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Darden Restaurants, Inc.

We have audited the accompanying consolidated balance sheets of Darden Restaurants, Inc. and subsidiaries as of May 25, 2003, and May 26, 2002, and the related consolidated statements of earnings, changes in stockholders' equity and accumulated other comprehensive income, and cash flows for each of the years in the three-year period ended May 25, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Darden Restaurants, Inc. and subsidiaries as of May 25, 2003, and May 26, 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended May 25, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP
-------------------------
Orlando, Florida
June 17, 2003



CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                Fiscal Year Ended
--------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                            May 25, 2003     May 26, 2002      May 27, 2001
--------------------------------------------------------------------------------------------------------------------
Sales                                                              $4,654,971        $4,366,911       $3,992,419
Costs and expenses:
   Cost of sales:
         Food and beverage                                          1,449,162         1,384,481        1,302,926
         Restaurant labor                                           1,485,046         1,373,416        1,261,837
         Restaurant expenses                                          700,182           625,710          559,670
--------------------------------------------------------------------------------------------------------------------
             Total cost of sales, excluding restaurant
               depreciation and amortization of $177,127,
               $155,837, and $138,229, respectively                $3,634,390        $3,383,607       $3,124,433
    Selling, general, and administrative                              439,376           420,149          389,240
    Depreciation and amortization                                     191,218           165,829          146,864
    Interest, net                                                      42,597            36,585           30,664
    Restructuring credit                                                 (358)           (2,568)              --
--------------------------------------------------------------------------------------------------------------------
                     Total costs and expenses                      $4,307,223        $4,003,602       $3,691,201
--------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                          347,748           363,309          301,218
Income taxes                                                          115,488           125,521          104,218
--------------------------------------------------------------------------------------------------------------------
Net earnings                                                       $  232,260        $  237,788       $   197,000
====================================================================================================================
Net earnings per share:
   Basic                                                           $     1.36        $     1.36       $     1.10
   Diluted                                                         $     1.31        $     1.30       $     1.06
====================================================================================================================
Average number of common shares outstanding:
   Basic                                                              170,300           174,700          179,600
   Diluted                                                            177,400           183,500          185,600
====================================================================================================================

See accompanying notes to consolidated financial statements.


CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------------------------------------------
(In thousands)                                                       May 25, 2003              May 26, 2002
--------------------------------------------------------------------------------------------------------------------
                            ASSETS
Current assets:
   Cash and cash equivalents                                         $     48,630              $    152,875
   Short-term investments                                                      --                     9,904
   Receivables                                                             29,023                    29,089
   Inventories                                                            173,644                   172,413
   Assets held for disposal                                                    --                     3,868
   Prepaid expenses and other current assets                               25,126                    23,076
   Deferred income taxes                                                   49,206                    52,127
--------------------------------------------------------------------------------------------------------------------
     Total current assets                                             $   325,629               $   443,352
Land, buildings, and equipment                                          2,157,132                 1,926,947
Other assets                                                              181,872                   159,437
--------------------------------------------------------------------------------------------------------------------
            Total assets                                               $2,664,633                $2,529,736
====================================================================================================================
             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                   $   175,991               $   160,064
   Accrued payroll                                                         85,975                    87,936
   Accrued income taxes                                                    67,975                    68,504
   Other accrued taxes                                                     35,069                    30,474
   Unearned revenues                                                       72,698                    56,632
   Other current liabilities                                              202,201                   197,404
--------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                        $   639,909               $   601,014
Long-term debt                                                            658,086                   662,506
Deferred income taxes                                                     150,537                   117,709
Other liabilities                                                          19,910                    19,630
--------------------------------------------------------------------------------------------------------------------
            Total liabilities                                          $1,468,442                $1,400,859
--------------------------------------------------------------------------------------------------------------------
Stockholders' equity:
   Common stock and surplus, no par value.  Authorized
     500,000 shares; issued 261,463 and 258,426 shares,
     respectively; outstanding 164,950 and 172,135 shares,
     respectively                                                      $1,525,957                $1,474,054
   Preferred stock, no par value.  Authorized 25,000 shares;
     none issued and outstanding                                               --                        --
   Retained earnings                                                      979,443                   760,684
   Treasury stock, 96,513 and 86,291 shares,
     at cost, respectively                                             (1,254,293)               (1,044,915)
   Accumulated other comprehensive income                                 (10,489)                  (12,841)
   Unearned compensation                                                  (42,848)                  (46,108)
   Officer notes receivable                                                (1,579)                   (1,997)
--------------------------------------------------------------------------------------------------------------------
            Total stockholders' equity                                 $1,196,191                $1,128,877
--------------------------------------------------------------------------------------------------------------------
         Total liabilities and stockholders' equity                    $2,664,633                $2,529,736
====================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND ACCUMULATED OTHER COMPREHENSIVE INCOME

-------------------------------------------------------------------------------------------------------------------------
                                      Common                           Accumulated
                                       Stock                              Other                   Officer      Total
                                        and     Retained    Treasury  Comprehensive  Unearned      Notes    Stockholders'
(In thousands, except per share       Surplus   Earnings     Stock       Income    Compensation  Receivable    Equity
data)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Balance at May 28, 2000            $1,351,707    $344,579    $ (666,837) $(12,457)   $(56,522)       $(1,868)   $958,602
-------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net earnings                            --     197,000            --        --          --             --     197,000
   Other comprehensive income, foreign
      currency adjustment                  --         --             --      (645)         --             --        (645)
                                                                                                               ----------
         Total comprehensive income                                                                              196,355
Cash dividends declared ($0.053 per
   share)                                  --      (9,458)           --        --          --             --      (9,458)
Stock option exercises (4,670
   shares)                             33,158         --             --        --          --             --      33,158
Issuance of restricted stock (443
   shares), net of forfeiture
   adjustments                          3,986         --          1,035        --      (5,109)            --         (88)
Earned compensation                        --         --             --        --       4,164             --       4,164
ESOP note receivable repayments            --         --             --        --       8,145             --       8,145
Income tax benefits credited to
   equity                              15,287         --             --        --          --             --      15,287
Purchases of common stock for
   treasury (12,660 shares)                --         --       (176,511)       --          --             --    (176,511)
Issuance of treasury stock under
   Employee Stock Purchase Plan and
   other plans (336 shares)             1,661         --          2,059        --          --             --       3,720
Issuance of officer notes, net             --         --             --        --          --            (56)        (56)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Balance at May 27, 2001            $1,405,799    $532,121    $ (840,254) $(13,102)   $(49,322)       $(1,924) $1,033,318
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net earnings                            --     237,788            --        --          --             --     237,788
   Other comprehensive income:
       Foreign currency adjustment         --         --             --       169          --             --         169
       Change in fair value of
       derivatives, net of tax of $234     --         --             --       380          --             --         380
       Minimum pension liability
       adjustment, net of tax benefit
       of $177                             --         --             --      (288)         --             --        (288)
                                                                                                              -----------
        Total comprehensive income                                                                               238,049
Cash dividends declared ($0.053 per
   share)                                  --      (9,225)           --        --          --             --      (9,225)
Stock option exercises (4,310 shares)  34,742         --          1,364        --          --             --      36,106
Issuance of restricted stock (374
   shares), net of forfeiture
   adjustments                          5,666         --            815        --      (6,493)            --         (12)
Earned compensation                        --         --             --        --       4,392             --       4,392
ESOP note receivable repayments            --         --             --        --       5,315             --       5,315
Income tax benefits credited to
   equity                              24,989         --             --        --          --             --      24,989
Purchases of common stock for
   treasury (8,972 shares)                 --         --       (208,578)       --          --             --    (208,578)
Issuance of treasury stock under
   Employee Stock Purchase Plan
   and other plans (290 shares)         2,858         --          1,738        --          --             --       4,596
Issuance of officer notes, net             --         --             --        --          --            (73)        (73)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Balance at May 26, 2002            $1,474,054    $760,684   $(1,044,915) $(12,841)   $(46,108)       $(1,997) $1,128,877
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net earnings                            --     232,260           --         --          --             --     232,260
   Other comprehensive income:
       Foreign currency adjustment         --         --            --      2,579          --             --       2,579
       Change in fair value of
        derivatives, net of tax of $0      --         --            --          2          --             --           2
       Minimum pension liability
        adjustment, net of tax benefit
        of $141                            --         --            --       (229)         --             --        (229)
                                                                                                              -----------
       Total comprehensive income                                                                                234,612
Cash dividends declared ($0.080 per
   share)                                  --     (13,501)          --         --          --             --     (13,501)
Stock option exercises (3,133 shares)  27,261         --          1,652        --          --             --      28,913
Issuance of restricted stock (177
   shares), net of forfeiture
   adjustments                          4,429         --            600        --      (5,029)            --          --
Earned compensation                        --         --            --         --       3,579             --       3,579
ESOP note receivable repayments            --         --            --         --       4,710             --       4,710
Income tax benefits credited to
   equity                              16,385         --            --         --          --             --      16,385
Purchases of common stock for
   treasury (10,746 shares)                --         --       (213,311)       --          --             --    (213,311)
Issuance of treasury stock under
   Employee Stock Purchase Plan and
   other plans (280 shares)             3,828         --          1,681        --          --             --       5,509
Issuance of officer notes, net             --         --            --         --          --            418         418
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Balance at May 25, 2003            $1,525,957    $979,443   $(1,254,293) $(10,489)   $(42,848)       $(1,579) $1,196,191
-------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                Fiscal Year Ended
--------------------------------------------------------------------------------------------------------------------
(In thousands)                                                   May 25, 2003     May 26, 2002      May 27, 2001
--------------------------------------------------------------------------------------------------------------------
Cash flows - operating activities
   Net earnings                                                    $ 232,260         $ 237,788        $ 197,000
   Adjustments to reconcile net earnings to cash flows:
     Depreciation and amortization                                   191,218           165,829          146,864
     Asset impairment charge                                           4,876                --               --
     Amortization of unearned compensation and loan costs              6,901             7,578            7,031
     Change in current assets and liabilities                         36,046            49,604           41,740
     Change in other liabilities                                         280              (619)            (642)
     Contribution to defined benefit pension plans                   (20,000)               --               --
     Loss on disposal of land, buildings, and equipment                2,456             1,803            1,559
     Change in cash surrender value of trust-owned life
          insurance                                                    2,441               743               --
     Deferred income taxes                                            35,749            22,800           11,750
     Income tax benefits credited to equity                           16,385            24,989           15,287
     Non-cash restructuring credit                                      (358)           (2,568)              --
     Non-cash compensation expense                                       758                --               --
     Other, net                                                          280               195              (19)
--------------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                 $ 509,292         $ 508,142        $ 420,570
--------------------------------------------------------------------------------------------------------------------
Cash flows - investing activities
   Purchases of land, buildings, and equipment                      (423,273)         (318,392)        (355,139)
   Increase in other assets                                           (8,163)          (24,741)         (10,730)
   Purchase of trust-owned life insurance                             (6,000)          (31,500)              --
   Proceeds from disposal of land, buildings, and equipment
     (including assets held for disposal)                              7,047            10,741           13,492
   Proceeds from maturities of (purchases of) short-term
     investments                                                      10,000            (9,904)              --
--------------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                     $(420,389)        $(373,796)       $(352,377)
--------------------------------------------------------------------------------------------------------------------
Cash flows - financing activities
   Proceeds from issuance of common stock                             33,664            40,520           36,701
   Dividends paid                                                    (13,501)           (9,225)          (9,458)
   Purchases of treasury stock                                      (213,311)         (208,578)        (176,511)
   ESOP note receivable repayments                                     4,710             5,315            8,145
   Decrease in short-term debt                                            --           (12,000)        (103,000)
   Proceeds from issuance of long-term debt                               --           149,655          224,454
   Repayment of long-term debt                                        (4,710)           (7,962)         (10,658)
   Payment of loan costs                                                  --            (1,010)          (2,154)
--------------------------------------------------------------------------------------------------------------------
         Net cash used in financing activities                     $(193,148)        $ (43,285)       $ (32,481)
--------------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents                    (104,245)           91,061           35,712
Cash and cash equivalents - beginning of year                        152,875            61,814           26,102
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents - end of year                           $   48,630         $ 152,875        $  61,814
====================================================================================================================
Cash flows from changes in current assets and liabilities
   Receivables                                                            66             3,781           (4,908)
   Inventories                                                        (1,231)          (23,984)          (6,242)
   Prepaid expenses and other current assets                          (8,523)            1,987             (289)
   Accounts payable                                                   15,927             3,205           16,372
   Accrued payroll                                                    (1,961)            5,348            4,783
   Accrued income taxes                                                 (529)           20,806           14,442
   Other accrued taxes                                                 4,595             3,045            1,905
   Unearned revenues                                                  16,066            18,487           24,008
   Other current liabilities                                          11,636            16,929           (8,331)
--------------------------------------------------------------------------------------------------------------------
              Change in current assets and liabilities            $   36,046         $  49,604        $  41,740
====================================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations and Principles of Consolidation
The consolidated financial statements include the operations of Darden Restaurants, Inc. and its wholly owned subsidiaries. We own and operate various restaurant concepts located in the United States and Canada, with no franchising. We also license 33 restaurants in Japan. All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year
Our fiscal year ends on the last Sunday in May. Fiscal 2003, 2002, and 2001 each consisted of 52 weeks of operation.

Cash Equivalents
Cash equivalents include highly liquid investments such as U.S. treasury bills, taxable municipal bonds, and money market funds that have maturity of three months or less. Amounts receivable from credit card companies are also considered cash equivalents because they are both short-term and highly liquid in nature and are typically converted to cash within three days of the sales transaction.

Short-Term Investments
Short-term investments included a U.S. treasury bill that was classified as a held-to-maturity security because we had the positive intent and ability to hold the security to maturity. The security was valued at amortized cost, which approximated fair value, and matured in September 2002.

Inventories
Inventories are valued at the lower of weighted-average cost or market.

Land, Buildings, and Equipment
Land, buildings, and equipment are recorded at cost less accumulated depreciation. Building components are depreciated over estimated useful lives ranging from seven to 40 years using the straight-line method. Leasehold improvements, which are a component of buildings, are amortized over the lesser of the lease term or the estimated useful lives of the related assets using the straight-line method. Equipment is depreciated over estimated useful lives ranging from three to ten years also using the straight-line method. Accelerated depreciation methods are generally used for income tax purposes. Depreciation and amortization expense associated with land, buildings, and equipment amounted to $184,963, $162,784 and $145,058, in fiscal 2003, 2002, and 2001, respectively. In fiscal 2003, 2002, and 2001, we had losses on disposal of land, buildings, and equipment of $2,456, $1,803, and $1,559, respectively, which were included in selling, general, and administrative expenses.

Capitalized Software Costs
Capitalized software, which is a component of other assets, is recorded at cost less accumulated amortization. Capitalized software is amortized using the straight-line method over estimated useful lives ranging from three to ten years. The cost of capitalized software at May 25, 2003, and May 26, 2002, amounted to $44,018 and $38,621, respectively. Accumulated amortization as of May 25, 2003, and May 26, 2002, amounted to $9,963 and $5,006, respectively. Amortization expense associated with capitalized software amounted to $6,255, $3,045 and $1,806, in fiscal 2003, 2002, and 2001, respectively.

Trust-Owned Life Insurance
In August 2001, we caused a trust that we previously had established to purchase life insurance policies covering certain of our officers and other key employees (trust-owned life insurance or TOLI). The trust is the owner and sole beneficiary of the TOLI policies. The policies were purchased to offset a portion of our obligations under our non-qualified deferred compensation plan. The cash surrender value of the policies is included in other assets while changes in cash surrender value are included in selling, general, and administrative expenses.

Liquor Licenses
The costs of obtaining non-transferable liquor licenses that are directly issued by local government agencies for nominal fees are expensed as incurred. The costs of purchasing transferable liquor licenses through open markets in jurisdictions with a limited number of authorized liquor licenses are capitalized. Annual liquor license renewal fees are expensed.

Impairment of Long-Lived Assets
Land, buildings, and equipment and certain other assets, including capitalized software costs and liquor licenses, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Fair value is generally determined based on appraisals or sales prices of comparable assets. During fiscal 2003, we recorded an asset impairment charge of $4,876 related to the decision to relocate and rebuild certain restaurants. Restaurant sites and certain other assets to be disposed of are reported at the lower of their carrying amount or fair value, less estimated costs to sell. Restaurant sites and certain other assets to be disposed of are included in assets held for disposal when certain criteria are met. These criteria include the requirement that the likelihood of disposing of these assets within one year is probable. Those assets whose disposal is not probable within one year remain in land, buildings, and equipment until their disposal is probable within one year. During fiscal 2003, we recorded an asset impairment credit of $594 related to assets sold that were previously impaired. All impairment amounts are included in selling, general, and administrative expenses.

Self-Insurance Reserves
We self-insure a significant portion of expected losses under our workers' compensation, employee medical, and general liability programs. Accrued liabilities have been recorded based on our estimates of the ultimate costs to settle incurred claims, both reported and unreported.

Revenue Recognition
Revenue from restaurant sales is recognized when food and beverage products are sold. Unearned revenues represent our liability for gift cards and certificates that have been sold but not yet redeemed and are recorded at their expected redemption value. When the gift cards and certificates are redeemed, we recognize restaurant sales and reduce the deferred liability.

Income Taxes
We provide for federal and state income taxes currently payable as well as for those deferred because of temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Federal income tax credits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income tax benefits credited to equity relate to tax benefits associated with amounts that are deductible for income tax purposes but do not affect net earnings. These benefits are principally generated from employee exercises of non-qualified stock options and vesting of employee restricted stock awards.

Derivative Instruments and Hedging Activities
We account for derivative financial instruments and hedging activities in accordance with the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain
Derivative Instruments and Certain Hedging Activities - an Amendment of FASB Statement No. 133." SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at fair value. We use financial and commodities derivatives to manage interest rate and commodities pricing risks inherent in our business operations. Our use of derivative instruments is currently limited to interest rate hedges and commodities futures contracts. These instruments are structured as hedges of forecasted transactions or the variability of cash flow to be paid related to a recognized asset or liability (cash flow hedges). No derivative instruments are entered into for trading or speculative purposes. All derivatives are recognized on the balance sheet at fair value. On the date the derivative contract is entered into, we document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking the various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific assets and liabilities on the consolidated balance sheet or to specific forecasted transactions. We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

Changes in the fair value of derivatives that are highly effective and that are designated and qualify as cash flow hedges are recorded in other comprehensive income until earnings are affected by the variability in cash flows of the designated hedged item. Where applicable, we discontinue hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item or the derivative is terminated. Any changes in the fair value of a derivative where hedge accounting has been discontinued or is ineffective are recognized immediately in earnings. Cash flows related to derivatives are included in operating activities.

Pre-Opening Expenses
Non-capital expenditures associated with opening new restaurants are expensed as incurred.

Advertising
Production costs of commercials and programming are charged to operations in the fiscal year the advertising is first aired. The costs of other advertising, promotion, and marketing programs are charged to operations in the fiscal period incurred. Advertising expense amounted to $203,393, $187,154, and $177,998, in fiscal 2003, 2002 and 2001, respectively.

Stock-Based Compensation
SFAS No. 123, "Accounting for Stock-Based Compensation," encourages the use of a fair-value method of accounting for stock-based awards under which the fair value of stock options is determined on the date of grant and expensed over the vesting period. As allowed by SFAS No. 123, we have elected to account for our stock-based compensation plans under an intrinsic value method that requires compensation expense to be recorded only if, on the date of grant, the current market price of our common stock exceeds the exercise price the employee must pay for the stock. Our policy is to grant stock options at the fair market value of our underlying stock at the date of grant. Accordingly, no compensation expense has been recognized for stock options granted under any of our stock plans because the exercise price of all options granted was equal to the current market value of our stock on the grant date. Had we determined compensation expense for our stock options based on the fair value at the grant date as prescribed under SFAS No. 123, our net earnings and net earnings per share would have been reduced to the pro forma amounts indicated below:


                                                                   Fiscal  Year
--------------------------------------------------------------------------------------------------------------------
                                                                   2003                  2002                 2001
--------------------------------------------------------------------------------------------------------------------
Net  earnings,  as  reported                                    $  232,260              $ 237,788         $ 197,000
  Add:  Stock-based compensation  expense  included in
        reported  net  earnings,  net of related tax effects         2,642                  2,695             2,565
  Deduct:  Total  stock-based  compensation  expense
        determined  under fair value  based  method for all
        awards,  net of related tax effects                        (19,801)               (18,386)          (15,023)
                                                               -----------------------------------------------------
  Pro forma                                                       $215,101              $ 222,097         $ 184,542
                                                               =====================================================
Basic net earnings per share
  As reported                                                   $     1.36              $    1.36          $   1.10
  Pro  forma                                                    $     1.26              $    1.27          $   1.03
  Diluted  net earnings  per share
  As  reported                                                  $     1.31              $    1.30          $   1.06
  Pro forma                                                     $     1.22              $    1.21          $   0.99
====================================================================================================================

To determine pro forma net earnings, reported net earnings have been adjusted for compensation expense associated with stock options granted that are expected to eventually vest.

Restricted stock and restricted stock unit (RSU) awards are recognized as unearned compensation, a component of stockholders' equity, based on the fair market value of our common stock on the award date. These amounts are amortized to compensation expense, using the straight-line method, over the vesting period using assumed forfeiture rates for different types of awards. Compensation expense is adjusted in future periods if actual forfeiture rates differ from initial estimates.

Net Earnings Per Share
Basic net earnings per share are computed by dividing net earnings by the weighted-average number of common shares outstanding for the reporting period. Diluted net earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Outstanding stock options issued by us represent the only dilutive effect reflected in diluted weighted-average shares outstanding. Options do not impact the numerator of the diluted net earnings per share computation.

Options to purchase 3,952,618 shares, 161,220 shares, and 3,618,900 shares of common stock were excluded from the calculation of diluted net earnings per share for fiscal 2003, 2002, and 2001, respectively, because their exercise prices exceeded the average market price of common shares for the period.

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

Foreign Currency
The Canadian  dollar is the  functional  currency  for our  Canadian  restaurant operations. Assets and liabilities denominated in Canadian dollars are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. Translation gains and losses are reported as a separate component of accumulated other comprehensive income in stockholders' equity. Gains (losses) from foreign currency transactions, which amounted to ($105), $33, and $1, are included in the consolidated statements of earnings for fiscal 2003, 2002, and 2001 respectively.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting
As of May 25, 2003, we operated 1,271 Red Lobster, Olive Garden, Bahama Breeze, Smokey Bones BBQ and Seasons 52 restaurants in North America as part of a single operating segment. The restaurants operate principally in the U.S. within the casual dining industry, providing similar products to similar customers. The restaurants also possess similar pricing structures, resulting in similar long-term expected financial performance characteristics. Revenues from external customers are derived principally from food and beverage sales. We do not rely on any major customers as a source of revenue. We believe we meet the criteria for aggregating our operations into a single reporting segment.

Reclassifications
Certain reclassifications, including the reclassification of unearned revenues from other current liabilities, have been made to prior year amounts to conform to current year presentation.

Adoption of New Accounting Standards
In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and resolves significant implementation issues that had evolved since the issuance of SFAS No. 121. SFAS No. 144 also establishes a single accounting model for long-lived assets to be disposed of by sale. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and its provisions are generally to be applied prospectively. We adopted SFAS No. 144 in the first quarter of fiscal 2003. Adoption of SFAS No. 144 did not materially impact our consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides guidance on the recognition and measurement of liabilities for costs associated with exit or disposal activities. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. We adopted SFAS No. 146 in the third quarter of fiscal 2003. Adoption of SFAS No. 146 did not materially impact our consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others." Interpretation No. 45 supersedes Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," and provides guidance on the recognition and disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees. The initial recognition and measurement provisions of Interpretation No. 45 are effective for guarantees issued or modified after December 31, 2002, and are to be applied prospectively. The disclosure requirements are effective for financial statements for interim or annual periods ending after December 15, 2002. We adopted Interpretation No. 45 in the third quarter of fiscal 2003. Adoption of Interpretation No. 45 did not materially impact our consolidated financial statements.

In November 2002, the FASB's Emerging Issues Task Force (EITF) discussed Issue No. 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor." Issue No. 02-16 provides guidance on the recognition of cash consideration received by a customer from a vendor. The consensus reached by the EITF in November 2002 is effective for fiscal periods beginning after December 15, 2002. Income statements for prior periods are required to be reclassified to comply with the consensus. We adopted the consensus reached in Issue No. 02-16 in the fourth quarter of fiscal 2003 and its provisions did not have a material impact on our consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS No.148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. We adopted SFAS No. 148 in the fourth quarter of fiscal 2003. Adoption of the disclosure requirements of SFAS No. 148 did not materially impact our consolidated financial statements.

Future Application of Accounting Standards
In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. We adopted SFAS No. 143 in the first quarter of fiscal 2004. Adoption of SFAS No. 143 did not materially impact our consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment to Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies the financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement is effective for hedging relationships designated and contracts entered into or modified after June 30, 2003, except for the provisions that relate to SFAS No. 133 Implementation Issues, which will continue to be applied in accordance with their respective dates. Adoption of SFAS No. 149 did not materially impact our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes accounting standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires certain financial instruments that were previously classified as equity to be classified as assets or liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 is not expected to materially impact our consolidated financial statements.

NOTE 2 - ACCOUNTS RECEIVABLE

Our accounts receivable is primarily comprised of receivables from national storage and distribution companies with which we contract to provide services that are billed to us on a per-case basis. In connection with these services, certain of our inventory items are conveyed to these storage and distribution companies to transfer ownership and risk of loss prior to delivery of the inventory to our restaurants. We reacquire these items when the inventory is subsequently delivered to our restaurants. These transactions do not impact the consolidated statements of earnings. Receivables from national storage and distribution companies amounted to $19,628 and $21,083 at May 25, 2003, and May 26, 2002, respectively. The allowance for doubtful accounts associated with our receivables amounted to $330 at both May 25, 2003, and May 26, 2002.

NOTE 3 - RESTRUCTURING ACTIVITIES

In connection with the closing of certain restaurant properties, we recorded restructuring expenses of $70,900 in fiscal 1997. The restructuring liability, which is a component of other current liabilities, was established to accrue for estimated carrying costs of buildings and equipment prior to disposal, employee severance costs, lease buy-out provisions, and other costs associated with the restructuring action. All restaurant closings and other activities under this restructuring action were completed as of May 25, 2003.

During fiscal 2003 and 2002, we recognized restructuring credits of $358 and $2,568, respectively. The fiscal 2003 and 2002 credits resulted from lease terminations completed on more favorable terms than previously anticipated. No restructuring expense or credit was charged to operating results during fiscal 2001.

As of May 25, 2003, $45,438 of carrying, employee severance, and lease buy-out costs associated with the 1997 restructuring action had been paid and charged against the restructuring liability. A summary of restructuring liability activity for fiscal 2003 and 2002 is as follows:

                                                                                        Fiscal Year
---------------------------------------------------------------------------- ------------------ --------------------
                                                                                     2003               2002
---------------------------------------------------------------------------- ------------------ --------------------
Beginning balance                                                                  $ 1,946            $ 5,798
Non-cash adjustments:
     Restructuring credits                                                            (358)            (2,568)
Cash payments:
     Carrying costs and employee severance payments                                   (203)              (860)
     Lease payments including lease buy-outs, net                                   (1,385)              (424)
---------------------------------------------------------------------------- ------------------ --------------------
Ending balance                                                                  $       --            $ 1,946
============================================================================ ================== ====================

NOTE 4 - LAND, BUILDINGS, AND EQUIPMENT

The components of land, buildings, and equipment are as follows:

                                                                            May 25, 2003          May 26, 2002
--------------------------------------------------------------------------------------------------------------------
Land                                                                         $   505,444           $   471,072
Buildings                                                                      1,898,716             1,719,778
Equipment                                                                        922,592               830,404
Construction in progress                                                         195,078               123,987
--------------------------------------------------------------------------------------------------------------------
Total land, buildings, and equipment                                           3,521,830             3,145,241
Less accumulated depreciation                                                 (1,364,698)           (1,218,294)
--------------------------------------------------------------------------------------------------------------------
Net land, buildings, and equipment                                            $2,157,132            $1,926,947
====================================================================================================================

NOTE 5 - OTHER ASSETS

The components of other assets are as follows:

                                                                            May 25, 2003          May 26, 2002
--------------------------------------------------------------------------------------------------------------------
Prepaid pension costs                                                          $  68,873             $  48,262
Capitalized software costs, net                                                   34,055                33,615
Trust-owned life insurance                                                        34,316                30,757
Liquor licenses                                                                   21,219                19,405
Prepaid interest and loan costs                                                   14,863                17,895
Miscellaneous                                                                      8,546                 9,503
--------------------------------------------------------------------------------------------------------------------
Total other assets                                                              $181,872              $159,437
====================================================================================================================

NOTE 6 - LONG-TERM DEBT

The components of long-term debt are as follows:

                                                                            May 25, 2003          May 26, 2002
--------------------------------------------------------------------------------------------------------------------
8.375% senior notes due September 2005                                        $  150,000            $  150,000
6.375% notes due February 2006                                                   150,000               150,000
5.75% medium-term notes due March 2007                                           150,000               150,000
7.45% medium-term notes due April 2011                                            75,000                75,000
7.125% debentures due February 2016                                              100,000               100,000
ESOP loan with variable rate of interest (1.64% at May 25,
   2003) due December 2018                                                        34,430                39,140
--------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                             659,430               664,140
Less issuance discount                                                            (1,344)               (1,634)
--------------------------------------------------------------------------------------------------------------------
Total long-term debt less issuance discount                                      658,086               662,506
Less current portion                                                                  --                    --
--------------------------------------------------------------------------------------------------------------------
Long-term debt, excluding current portion                                      $ 658,086             $ 662,506
====================================================================================================================

In July 2000, we registered $500,000 of debt securities with the Securities and Exchange Commission (SEC) using a shelf registration process. Under this process, we may offer, from time to time, up to $500,000 of debt securities. In September 2000, we issued $150,000 of unsecured 8.375 percent senior notes due in September 2005. The senior notes rank equally with all of our other unsecured and unsubordinated debt and are senior in right of payment to all of our future subordinated debt.

In November 2000, we filed a prospectus supplement with the SEC to offer up to $350,000 of medium-term notes from time to time as part of the shelf registration process referred to above. In April 2001, we issued $75,000 of unsecured 7.45 percent medium-term notes due in April 2011. In March 2002, we issued $150,000 of unsecured 5.75 percent medium-term notes due in March 2007. As of May 25, 2003, our shelf registration provides for the issuance of an additional $125,000 of unsecured debt securities.

In January 1996, we issued $150,000 of unsecured 6.375 percent notes due in February 2006 and $100,000 of unsecured 7.125 percent debentures due in February 2016. Concurrent with the issuance of the notes and debentures, we terminated, and settled for cash, interest-rate swap agreements with notional amounts totaling $200,000, which hedged the movement of interest rates prior to the issuance of the notes and debentures. The cash paid in terminating the interest-rate swap agreements is being amortized to interest expense over the life of the notes and debentures. The effective annual interest rate is 7.57 percent for the notes and 7.82 percent for the debentures, after consideration of loan costs, issuance discounts, and interest-rate swap termination costs.

We also maintain a credit facility that expires in October 2004, with a consortium of banks under which we can borrow up to $300,000. The credit facility allows us to borrow at interest rates that vary based on the prime rate, LIBOR, or a competitively bid rate among the members of the lender consortium, at our option. The credit facility supports our commercial paper borrowing program. We are required to pay a facility fee of 15 basis points per annum on the average daily amount of loan commitments by the consortium. The amount of interest and the annual facility fee are subject to change based on our maintenance of certain debt ratings and financial ratios, such as maximum debt to capital ratios. Advances under the credit facility are unsecured. At May 25, 2003, and May 26, 2002, no borrowings were outstanding under this credit facility.

The aggregate maturities of long-term debt for each of the five fiscal years subsequent to May 25, 2003, and thereafter are $0 in 2004 through 2005, $300,000 in 2006, $150,000 in 2007, $0 in 2008, and $209,430 thereafter.

NOTE 7 - DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We use interest rate related derivative instruments to manage our exposure on debt instruments, as well as commodities derivatives to manage our exposure to commodity price fluctuations. By using these instruments, we expose ourselves, from time to time, to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. We minimize this credit risk by entering into transactions with high quality counterparties. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates or commodity prices. We minimize this market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Futures Contracts and Commodity Swaps
During fiscal 2003 and 2002, we entered into futures contracts and commodity swaps to reduce the risk of natural gas and coffee price fluctuations. To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives' fair value are not included in current earnings but are reported as other comprehensive income. These changes in fair value are subsequently reclassified into earnings when the natural gas and coffee are purchased and used by us in our operations. Net gains (losses) of $941 and ($276) related to these derivatives were recognized in earnings during fiscal 2003 and 2002, respectively. It is expected that $495 of net gains related to these contracts at May 25, 2003, will be reclassified from accumulated other comprehensive income into food and beverage costs or restaurant expenses during the next 12 months. To the extent these derivatives are not effective, changes in their fair value are immediately recognized in current earnings. Outstanding derivatives are included in other current assets or other current liabilities.

As of May 25, 2003, the maximum length of time over which we are hedging our exposure to the variability in future natural gas cash flows is 12 months. As of May 25, 2003, we are not hedging our exposure to the variability in future coffee cash flows. No gains or losses were reclassified into earnings during fiscal 2003 or 2002 as a result of the discontinuance of natural gas and coffee cash flow hedges.

Interest Rate Lock Agreement
During fiscal 2002, we entered into a treasury interest rate lock agreement (treasury lock) to hedge the risk that the cost of a future issuance of fixed-rate debt may be adversely affected by interest rate fluctuations. The treasury lock, which had a $75,000 notional principal amount of indebtedness, was used to hedge a portion of the interest payments associated with $150,000 of debt subsequently issued in March 2002. The treasury lock was settled at the time of the related debt issuance with a net gain of $267 being recognized in other comprehensive income. The net gain on the treasury lock is being amortized into earnings as an adjustment to interest expense over the same period in which the related interest costs on the new debt issuance are being recognized in earnings. Amortization of $53 and $14 was recognized in earnings as an adjustment to interest expense during fiscal 2003 and 2002, respectively. It is expected that $53 of this gain will be recognized in earnings as an adjustment to interest expense during the next 12 months.

Interest Rate Swaps
We had interest rate swaps with a notional amount of $200,000, which we used to convert variable rates on our long-term debt to fixed rates effective May 30, 1995. We received the one-month commercial paper interest rate and paid fixed-rate interest ranging from 7.51 percent to 7.89 percent. The interest rate swaps were settled during January 1996 at a cost to us of $27,670. This cost is being recognized as an adjustment to interest expense over the term of our 10-year, 6.375 percent notes and 20-year, 7.125 percent debentures (see Note 6).

NOTE 8 - FINANCIAL INSTRUMENTS

The fair values of cash equivalents, accounts receivable, and accounts payable approximate their carrying amounts due to their short duration. Short-term investments are carried at amortized cost, which approximates fair value.

The carrying value and fair value of long-term debt at May 25, 2003, was $658,086 and $740,130, respectively. The carrying value and fair value of long-term debt at May 26, 2002, was $662,506 and $680,115, respectively. The fair value of long-term debt is determined based on market prices or, if market prices are not available, the present value of the underlying cash flows discounted at our incremental borrowing rates.

NOTE 9 - STOCKHOLDERS' EQUITY

Treasury Stock
Our Board of Directors has authorized us to repurchase up to 115.4 million shares of our common stock. In fiscal 2003, 2002, and 2001, we purchased treasury stock totaling $213,311, $208,578, and $176,511, respectively. As of May 25, 2003, a total of 98.5 million shares have been repurchased under the authorization. The repurchased common stock is reflected as a reduction of stockholders' equity.

Stock Purchase/Loan Program
We have share ownership guidelines for our officers. To assist them in meeting these guidelines, we implemented the 1998 Stock Purchase/Option Award Loan Program (Loan Program) in conjunction with our Stock Option and Long-Term Incentive Plan of 1995. The Loan Program provided loans to our officers and awarded two options for every new share purchased, up to a maximum total share value equal to a designated percentage of the officer's base compensation. Loans are full recourse and interest bearing, with a maximum principal amount of 75 percent of the value of the stock purchased. The stock purchased is held on deposit with us until the loan is repaid. The interest rate for loans under the Loan Program is fixed and is equal to the applicable federal rate for mid-term loans with semi-annual compounding for the month in which the loan originates. Interest is payable on a weekly basis. Loan principal is payable in installments with 25 percent, 25 percent, and 50 percent of the total loan due at the end of the fifth, sixth, and seventh years of the loan. Effective July 30, 2002, and in compliance with the Sarbanes-Oxley Act of 2002, we no longer issue new loans to our executive-level officers under the Loan Program. We account for outstanding officer notes receivable as a reduction of stockholders' equity.

Stockholders' Rights Plan
Under our amended Rights Agreement, each share of our common stock has associated with it two-thirds of a right to purchase one-hundredth of a share of our Series A Participating Cumulative Preferred Stock at a purchase price of $62.50, subject to adjustment under certain circumstances to prevent dilution. The number of rights associated with each share of our common stock reflects an adjustment resulting from our three-for-two stock split in May 2002. The rights are exercisable when, and are not transferable apart from our common stock until, a person or group has acquired 20 percent or more, or makes a tender offer for 20 percent or more, of our common stock. If the specified percentage of our common stock is then acquired, each right will entitle the holder (other than the acquiring company) to receive, upon exercise, common stock of either us or the acquiring company having a value equal to two times the exercise price of the right. The rights are redeemable by our Board of Directors under certain circumstances and expire on May 24, 2005.

Stock Split
On March 21, 2002, our Board of Directors declared a three-for-two split of our common stock. The stock split was accomplished through a 50 percent stock dividend, which was distributed on May 1, 2002 to stockholders of record as of the close of business on April 10, 2002. In connection with the stock split, the number of common shares reserved for issuance or subject to issuance under our stock option, stock grant, and other plans was proportionately increased. The total number of common and preferred shares authorized for issuance under our Articles of Incorporation remained the same. All applicable references to number of shares and per share amounts of common stock in these financial statements and notes have been adjusted to reflect the stock split.

Accumulated Other Comprehensive Income (Loss)
The components of accumulated other comprehensive income (loss) are as follows:

                                                                          May 25, 2003        May 26, 2002
--------------------------------------------------------------------------------------------------------------------
Foreign currency translation adjustment                                         $(10,354)           $(12,933)
Unrealized gains on derivatives                                                      382                 380
Minimum pension liability adjustment                                                (517)               (288)
--------------------------------------------------------------------------------------------------------------------
Total accumulated other comprehensive income (loss)                             $(10,489)           $(12,841)
====================================================================================================================

Reclassification adjustments associated with pre-tax net derivative income (losses) realized in net earnings for fiscal 2003, 2002, and 2001 amounted to $994, ($262), and $0, respectively.

NOTE 10 - LEASES

An analysis of rent expense incurred under operating leases is as follows:

                                                                                   Fiscal Year
--------------------------------------------------------------------------------------------------------------------
                                                                     2003              2002              2001
--------------------------------------------------------------------------------------------------------------------
Restaurant minimum rent                                             $48,121           $43,113          $40,007
Restaurant percentage rent                                            3,682             3,550            3,163
Restaurant equipment minimum rent                                     5,719             8,386            8,388
Restaurant rent averaging expense                                      (663)             (518)            (510)
Transportation equipment                                              2,665             2,481            2,320
Office equipment                                                      1,138             1,526            1,323
Office space                                                          1,713             1,387            1,020
Warehouse space                                                         303               237              227
--------------------------------------------------------------------------------------------------------------------
Total rent expense                                                  $62,678           $60,162          $55,938
====================================================================================================================

Minimum rental obligations are accounted for on a straight-line basis over the term of the lease. Percentage rent expense is generally based on sales levels or changes in the Consumer Price Index. Many of our leases have renewal periods totaling five to 20 years, exercisable at our option, and require payment of property taxes, insurance, and maintenance costs in addition to the rent payments. The annual non-cancelable future lease commitments for each of the five fiscal years subsequent to May 25, 2003, and thereafter are: $55,938 in 2004, $51,627 in 2005, $45,565 in 2006, $39,637 in 2007, $32,533 in 2008, and
$102,621 thereafter, for a cumulative total of $327,921.

NOTE 11 - INTEREST, NET

The components of interest, net, are as follows:

                                                                                   Fiscal Year
--------------------------------------------------------------------------------------------------------------------
                                                                     2003                2002           2001
--------------------------------------------------------------------------------------------------------------------
Interest expense                                                     $47,566           $41,493          $35,196
Capitalized interest                                                  (3,470)           (3,653)          (3,671)
Interest income                                                       (1,499)           (1,255)            (861)
--------------------------------------------------------------------------------------------------------------------
Interest, net                                                        $42,597           $36,585          $30,664
====================================================================================================================

Capitalized interest was computed using our average borrowing rate. We paid $38,682, $31,027 and, $24,281, for interest (excluding amounts capitalized) in fiscal 2003, 2002, and 2001, respectively.

NOTE 12 - INCOME TAXES

The components of earnings before income taxes and the provision for income taxes thereon are as follows:

                                                                                   Fiscal Year
--------------------------------------------------------------------------------------------------------------------
                                                                     2003             2002              2001
--------------------------------------------------------------------------------------------------------------------
Earnings before income taxes:
       U.S.                                                        $ 345,496         $ 359,947        $ 296,160
       Canada                                                          2,252             3,362            5,058
--------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                       $ 347,748         $ 363,309        $ 301,218
--------------------------------------------------------------------------------------------------------------------
Income taxes:
   Current:
       Federal                                                    $   68,178        $   88,063       $   79,285
       State and local                                                11,396            14,582           13,049
       Canada                                                             24               133              134
--------------------------------------------------------------------------------------------------------------------
     Total current                                                $   79,598         $ 102,778       $   92,468
--------------------------------------------------------------------------------------------------------------------
   Deferred (principally U.S.)                                        35,890            22,743           11,750
--------------------------------------------------------------------------------------------------------------------
Total income taxes                                                 $ 115,488         $ 125,521        $ 104,218
====================================================================================================================

During fiscal 2003, 2002, and 2001, we paid income taxes of $65,398, $56,839, and $63,893, respectively.

The following table is a reconciliation of the U.S. statutory income tax rate to the effective income tax rate included in the accompanying consolidated statements of earnings:

                                                                                   Fiscal Year
--------------------------------------------------------------------------------------------------------------------
                                                                     2003             2002              2001
--------------------------------------------------------------------------------------------------------------------
U.S. statutory rate                                                  35.0%             35.0%            35.0%
State and local income taxes, net of federal tax benefits             3.0               3.1              3.1
Benefit of federal income tax credits                                (4.5)             (3.9)            (4.1)
Other, net                                                           (0.3)              0.4              0.6
--------------------------------------------------------------------------------------------------------------------
Effective income tax rate                                            33.2%             34.6%            34.6%
====================================================================================================================

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

                                                                            May 25, 2003          May 26, 2002
--------------------------------------------------------------------------------------------------------------------
Accrued liabilities                                                          $   12,616            $   19,052
Compensation and employee benefits                                               55,935                52,804
Asset disposition and restructuring liabilities                                   2,004                 2,584
Other                                                                             2,638                 2,392
--------------------------------------------------------------------------------------------------------------------
   Gross deferred tax assets                                                 $   73,193            $   76,832
--------------------------------------------------------------------------------------------------------------------
Buildings and equipment                                                        (116,148)              (93,752)
Prepaid pension costs                                                           (25,987)              (18,096)
Prepaid interest                                                                 (1,454)               (3,478)
Deferred rent and interest income                                               (13,117)              (12,496)
Capitalized software and other assets                                           (16,115)              (12,127)
Other                                                                            (1,703)               (2,465)
--------------------------------------------------------------------------------------------------------------------
   Gross deferred tax liabilities                                             $(174,524)           $ (142,414)
--------------------------------------------------------------------------------------------------------------------
         Net deferred tax liabilities                                         $(101,331)           $  (65,582)
====================================================================================================================

A valuation allowance for deferred tax assets is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. As of May 25, 2003, and May 26, 2002, no valuation allowance has been recognized for deferred tax assets because we believe that sufficient projected future taxable income will be generated to fully utilize the benefits of these deductible amounts.

NOTE 13 - RETIREMENT PLANS

Defined Benefit Plans and Post-Retirement Benefit Plan
Substantially all of our employees are eligible to participate in a retirement plan. We sponsor non-contributory defined benefit pension plans for our salaried employees, in which benefits are based on various formulas that include years of service and compensation factors, and for a group of hourly employees, in which a fixed level of benefits is provided. Pension plan assets are primarily invested in U.S., international and private equities; long duration fixed income securities and real assets. Our policy is to fund, at a minimum, the amount necessary on an actuarial basis to provide for benefits in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended. We also sponsor a contributory post-retirement benefit plan that provides health care benefits to our salaried retirees. During fiscal 2003, we funded the defined benefit pension plans in the amount of $20,000. This funding allowed the defined benefit pension plans to maintain a fully funded status as of the February 28, 2003 annual valuation date.

The following provides a reconciliation of the changes in the plan benefit obligation, fair value of plan assets, and the funded status of the plans as of February 28, 2003 and 2002:


                                                   Defined Benefit Plans (1)            Post-Retirement Benefit Plan
---------------------------------------------- -------------- -------------- ----- ------------------- ---------------
                                                      2003           2002                 2003              2002
---------------------------------------------- -------------- -------------- ----- ------------------- ---------------
---------------------------------------------- -------------- -------------- ----- ------------------- ---------------
Change in Benefit Obligation:
Benefit obligation at beginning of period          $111,155       $  97,339          $   9,356            $  6,739
  Service cost                                        3,732           3,586                388                 291
  Interest cost                                       7,088           7,145                648                 500
  Participant contributions                              --              --                112                  91
  Benefits paid                                      (4,558)         (4,412)              (252)               (214)
  Actuarial loss                                     12,219           7,497              4,557               1,949
                                                  ---------     -----------           --------           ---------
Benefit obligation at end of period                $129,636        $111,155           $ 14,809            $  9,356
                                                   ========        ========           ========            ========

Change in Plan Assets:
Fair value at beginning of period                  $109,574        $120,042        $        --         $        --
  Actual return on plan assets                       (9,117)         (6,097)                --                  --
  Employer contributions                             20,063              41                140                 123
  Participant contributions                              --              --                112                  91
  Benefits paid                                      (4,558)         (4,412)              (252)               (214)
                                                 -----------     ----------           ---------          ---------
Fair value at end of period                        $115,962        $109,574        $         --        $        --
                                                   ========        ========        ============        ============

Reconciliation of the Plan's Funded Status:
Funded status at end of period                     $(13,675)     $   (1,581)          $(14,809)           $ (9,356)
  Unrecognized prior service cost                      (936)         (1,392)                29                  47
  Unrecognized actuarial loss                        79,805          47,762              6,089               1,579
  Contributions for March to May                         19              10                 35                  44
                                                 ----------   -------------          ---------         ------------
Prepaid (accrued) benefit costs                    $ 65,213       $  44,799          $  (8,656)           $ (7,686)
                                                   ========       =========          ==========           =========

Components of the Consolidated Balance
Sheets:
Prepaid benefit costs                              $ 68,873       $  48,262        $         --       $         --
Accrued benefit costs                                (4,496)         (3,929)            (8,656)             (7,686)
Accumulated other comprehensive income                  836             466                  --                 --
                                                  ---------    ------------        ------------        -------------
Net asset (liability) recognized                   $ 65,213       $  44,799          $  (8,656)           $ (7,686)
                                                   ========       =========          ==========           =========


(1) For plans with accumulated benefit obligations in excess of plan assets, the accumulated benefit obligation and fair value of plan assets were $4,515 and $0, respectively, as of February 28, 2003, and $3,939 and $0, respectively, as of February 28, 2002.


The following table presents the weighted-average assumptions used to determine the actuarial present value of the defined benefit plans and the post-retirement benefit plan obligations:

                                                         Defined Benefit Plans         Post-RetirementBenefit Plan
--------------------------------------------------- -------------- -------------- ------ ----------- --------------
                                                             2003           2002               2003           2002
--------------------------------------------------- -------------- -------------- ------ ----------- --------------
--------------------------------------------------- -------------- -------------- ------ ----------- --------------
Discount rate                                               6.25%          7.00%              6.25%          7.00%
Expected long-term rate of return on plan assets           10.40%         10.40%                N/A            N/A
Rate of future compensation increases                       3.75%          3.75%                N/A            N/A
--------------------------------------------------- -------------- -------------- ------ ----------- --------------

We set the discount rate assumption annually for each of the plans at their valuation dates to reflect the yield of high-quality fixed-income debt instruments, with lives that approximate the maturity of the plan benefits. The expected long-term rate of return on plan assets and health care cost trend rates are based upon several factors, including our historical assumptions compared with actual results, an analysis of current market conditions, asset allocations, and the views of leading financial advisers and economists. Based on our recent analysis, we have lowered our defined benefit plans' expected long-term rate of return on plan assets for fiscal 2004 to 9.00 percent.

The discount rate and expected return on plan assets assumptions have a significant effect on amounts reported for defined benefit pension plans. A quarter percentage point change in the defined benefit plans' discount rate and the expected long-term rate of return on plan assets would increase or decrease earnings before income taxes by $610 and $360, respectively.

The assumed health care cost trend rate increase in the per-capita charges for benefits ranged from 12.0 percent to 13.0 percent for fiscal 2004, depending on the medical service category. The rates gradually decrease to 5.0 percent through fiscal 2011 and remain at that level thereafter.

The assumed health care cost trend rate has a significant effect on amounts reported for retiree health care plans. A one-percentage-point variance in the assumed health care cost trend rate would increase or decrease the total of the service and interest cost components of net periodic post-retirement benefit cost by $207 and $179, respectively, and would increase or decrease the
accumulated   post-retirement   benefit   obligation   by  $3,013  and   $2,377,
respectively.

Components of net periodic benefit (income) cost are as follows:

                                                         Defined Benefit Plans           Post-Retirement Benefit Plan
------------------------------------------------- ---------- ----------- ---------- --- --------- ---------- --------
                                                      2003      2002         2001          2003      2002     2001
------------------------------------------------- ---------- ----------- ---------- --- --------- ---------- --------
------------------------------------------------- ---------- ----------- ---------- --- --------- ---------- --------
Service cost                                        $ 3,732   $  3,586    $ 3,488        $ 388      $  291    $ 246
Interest cost                                         7,088      7,145      6,255          648         500      447
Expected return on plan assets                      (12,739)   (12,416)   (11,589)          --          --       --
Amortization of unrecognized transition asset            --       (642)      (642)          --          --       --
Amortization of unrecognized prior service cost        (348)      (456)      (456)          18          18       18
Recognized net actuarial loss (gain)                  1,924      1,104        213           46          --      (18)

------------------------------------------------- ---------- ----------- ---------- --- --------- ---------- --------
Net periodic benefit (income) cost                  $  (343)  $ (1,679)   $(2,731)      $1,100      $  809    $ 693
================================================= ========== =========== ========== === ========= ========== ========


Defined Contribution Plan
We have a defined contribution plan covering most employees age 21 and older. We match contributions for participants with at least one year of service at up to six percent of compensation, based on our performance. The match ranges from a minimum of $0.25 to $1.20 for each dollar contributed by the participant. The plan had net assets of $334,319 at May 25, 2003, and $442,030 at May 26, 2002.
Expense recognized in fiscal 2003, 2002, and 2001 was $1,732, $1,593, and $3,358, respectively. Employees classified as "highly compensated" under the Internal Revenue Code are ineligible to participate in this plan. Amounts payable to highly compensated employees under a separate, non-qualified deferred compensation plan totaled $69,653 and $66,241 as of May 25, 2003 and May 26, 2002, respectively. These amounts are included in other current liabilities.

The defined contribution plan includes an Employee Stock Ownership Plan (ESOP). This ESOP originally borrowed $50,000 from third parties, with guarantees by us, and borrowed $25,000 from us at a variable interest rate. The $50,000 third party loan was refinanced in 1997 by a commercial bank's loan to us and a corresponding loan from us to the ESOP. Compensation expense is recognized as contributions are accrued. In addition to matching plan participant contributions, our contributions to the plan are also made to pay certain employee incentive bonuses. Fluctuations in our stock price impact the amount of expense to be recognized. Contributions to the plan, plus the dividends accumulated on allocated and unallocated shares held by the ESOP, are used to pay principal, interest, and expenses of the plan. As loan payments are made, common stock is allocated to ESOP participants. In fiscal 2003, 2002, and 2001, the ESOP incurred interest expense of $697, $1,258, and $3,086, respectively, and used dividends received of $1,002, $735, and $415, respectively, and contributions received from us of $4,266, $5,166, and $9,224, respectively, to pay principal and interest on our debt.

The ESOP shares we own are included in average common shares outstanding for purposes of calculating net earnings per share. At May 25, 2003, the ESOP's debt to us had a balance of $34,430 with a variable rate of interest of 1.64 percent; $17,530 of the principal balance is due to be repaid no later than December 2007, with the remaining $16,900 due to be repaid no later than December 2014. The number of our common shares within the ESOP at May 25, 2003, approximates 12,157,000 shares, representing 4,533,000 allocated shares, 222,000 committed-to-be-released shares, and 7,402,000 suspense shares.

NOTE 14 - STOCK PLANS

We maintain four principal stock option and stock grant plans: the Stock Option and Long-Term Incentive Plan of 1995 (1995 Plan); the Restaurant Management and Employee Stock Plan of 2000 (2000 Plan); the 2002 Stock Incentive Plan (2002
Plan) and the Stock Plan for Directors (Director Stock Plan). All of the plans are administered by the Compensation Committee of the Board of Directors. The 1995 Plan provides for the issuance of up to 33,300,000 common shares in connection with the granting of non-qualified stock options, restricted stock, or RSUs to key employees. Up to 2,250,000 shares may be granted under the plan as restricted stock and RSUs. The 2000 Plan provides for the issuance of up to 5,400,000 common shares out of our treasury in connection with the granting of non-qualified stock options and restricted stock or RSUs to key employees, excluding directors and executive officers. Restricted stock and RSUs may be granted under the plan for up to five percent of the shares authorized under the plan. The 2002 Plan provides for the issuance of up to 8,550,000 common shares in connection with the granting of non-qualified stock options, incentive stock options, stock appreciation rights, stock awards, restricted stock, or RSUs to key employees and non-employee directors. Up to 1,700,000 shares may be granted under the plan as restricted stock and RSUs. The Director Stock Plan provides for the issuance of up to 375,000 common shares out of our treasury in connection with the granting of non-qualified stock options and restricted stock and RSUs to non-employee directors. Under all of the plans, stock options are granted at a price equal to the fair value of the shares at the date of grant, for terms not exceeding ten years, and have various vesting periods at the discretion of the Compensation Committee. Outstanding options generally vest over two to four years. Restricted stock and RSUs granted under the 1995, 2000, and 2002 Plans generally vest over periods ranging from three to five years and no sooner than one year from the date of grant. The restricted period for certain grants may be accelerated based on performance goals established by the Committee.

We also maintain the Compensation Plan for Non-Employee Directors. This plan provides that non-employee directors may elect to receive their annual retainer and meeting fees in any combination of cash, deferred cash, or our common shares, and authorizes the issuance of up to 105,981 common shares out of our treasury for this purpose. The common shares issuable under the plan have an aggregate fair value equal to the value of the foregone retainer and meeting fees.

The per share weighted-average fair value of stock options granted during fiscal 2003, 2002, and 2001 was $9.01, $6.05, and $4.48, respectively. These amounts were determined using the Black Scholes option-pricing model, which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, expected dividend payments, and the risk-free interest rate over the expected life of the option. The dividend yield was calculated by dividing the current annualized dividend by the option exercise price for each grant. The expected volatility was determined considering stock prices for the fiscal year the grant occurred and prior fiscal years, as well as considering industry volatility data. The risk-free interest rate was the rate available on zero coupon U.S. government obligations with a term equal to the remaining term for each grant. The expected life of the option was estimated based on the exercise history from previous grants.

The weighted-average assumptions used in the Black Scholes model were as follows:


                                                                                  Stock Options
                                                                             Granted in Fiscal Year
--------------------------------------------------------------------------------------------------------------------
                                                                      2003            2002              2001
--------------------------------------------------------------------------------------------------------------------
Risk-free interest rate                                                4.37%              4.50%           7.00%
Expected volatility of stock                                           30.0%              30.0%           30.0%
Dividend yield                                                          0.2%               0.1%            0.1%
Expected option life                                                   6.0 years         6.0 years       6.0 years
====================================================================================================================

Stock option activity during the periods indicated was as follows:

                                                     Weighted-Average                           Weighted-Average
                                     Options          Exercise Price           Options           Exercise Price
                                   Exercisable           Per Share           Outstanding            Per Share
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Balance at May 29, 2000                10,068,389            $  7.12          26,352,761              $  8.98
--------------------------------------------------------------------------------------------------------------------
Options granted                                                                5,375,727              $ 10.99
Options exercised                                                             (4,670,100)             $  7.00
Options cancelled                                                               (926,100)             $ 10.82
--------------------------------------------------------------------------------------------------------------------
Balance at May 27, 2001                12,222,339            $  7.62          26,132,288              $  9.68
--------------------------------------------------------------------------------------------------------------------
Options granted                                                                5,776,350              $ 17.36
Options exercised                                                             (4,310,327)             $  8.36
Options cancelled                                                               (675,776)             $ 13.49
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Balance at May 26, 2002                12,152,538            $  8.31          26,922,535              $ 11.44
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Options granted                                                                4,200,086              $ 25.99
Options exercised                                                             (3,132,894)             $  9.23
Options cancelled                                                             (1,298,094)             $ 16.86
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Balance at May 25, 2003                13,481,166            $  9.59          26,691,633              $ 13.73
--------------------------------------------------------------------------------------------------------------------

The following table provides information regarding exercisable and outstanding options as of May 25, 2003:

                                                                                                     Weighted-
                                                Weighted-                           Weighted-         Average
         Range of                                Average                             Average         Remaining
         Exercise               Options          Exercise          Options          Exercise        Contractual
      Price Per Share         Exercisable    Price Per Share     Outstanding     Price Per Share    Life (Years)
--------------------------------------------------------------------------------------------------------------------
      $ 4.00 - $10.00           7,089,174        $  6.99           7,090,672         $  6.99             2.5
      $10.01 - $15.00           5,904,902          12.03          10,492,834           11.96             5.8
      $15.01 - $20.00             432,208          16.85           5,133,444           17.03             8.2
        Over $20.00                54,882          25.39           3,974,683           26.16             9.1
--------------------------------------------------------------------------------------------------------------------
                               13,481,166        $  9.59          26,691,633          $13.73             5.9
====================================================================================================================

We granted restricted stock and RSUs during fiscal 2003, 2002, and 2001 totaling 275,610, 428,280, and 563,306 shares, respectively. The per share weighted-average fair value of the awards granted in fiscal 2003, 2002, and 2001 was $26.53, $17.10, and $10.67, respectively. After giving consideration to assumed forfeiture rates and subsequent forfeiture adjustments, compensation expense recognized in net earnings for awards granted in fiscal 2003, 2002, and 2001 amounted to $3,579, $4,392, and $4,164, respectively.

NOTE 15 - EMPLOYEE STOCK PURCHASE PLAN

We maintain the Darden Restaurants Employee Stock Purchase Plan to provide eligible employees who have completed one year of service (excluding senior officers subject to Section 16(b) of the Securities Exchange Act of 1934) an opportunity to purchase shares of our common stock, subject to certain limitations. Under the plan, employees may elect to purchase shares at the lower of 85 percent of the fair market value of our common stock as of the first or last trading days of each quarterly participation period. During fiscal 2003, 2002, and 2001, employees purchased shares of common stock under the plan totaling 261,409, 284,576, and 328,338, respectively. As of May 25, 2003, an additional 778,456 shares are available for issuance.

No compensation expense has been recognized for shares issued under the plan. The impact of recognizing compensation expense for purchases made under the plan in accordance with the fair value method specified in SFAS No. 123 is less than $800 and has no impact on reported basic or diluted net earnings per share.

NOTE 16 - COMMITMENTS AND CONTINGENCIES

We make trade commitments in the course of our normal operations. As of May 25, 2003, and May 26, 2002, we were contingently liable for approximately $8,301 and $9,786, respectively, under outstanding trade letters of credit issued in connection with purchase commitments. These letters of credit have terms of one month or less and are used to collateralize our obligations to third parties for the purchase of inventories.

As collateral for performance on contracts and as credit guarantees to banks and insurers, we were contingently liable for guarantees of subsidiary obligations under standby letters of credit. As of May 25, 2003, and May 26, 2002, we had $41,442 and $30,000, respectively, of standby letters of credit related to workers' compensation and general liabilities accrued in our consolidated financial statements. As of May 25, 2003, and May 26, 2002, we had $7,503 and $8,608, respectively, of standby letters of credit related to contractual operating lease obligations and other payments. All standby letters of credit are renewable annually. As of May 25, 2003, and May 26, 2002, we had other commercial commitments of $2,250 and $0, respectively.

As of May 25, 2003 and May 26, 2002, we had $4,254 and $5,463, respectively, of guarantees associated with third-party sublease or assignment obligations. These amounts represent the maximum potential amount of future payments under the guarantees. The fair value of these potential payments discounted at our pre-tax cost of capital at May 25, 2003 and May 26, 2002 amounted to $2,935 and $3,769, respectively. We did not accrue for the guarantees, as the likelihood of the third parties defaulting on the sublease or assignment agreements was less than probable. In the event of default by a third party, the indemnity and/or default clauses in our sublease and assignment agreements govern our ability to recover from and pursue the third party for damages incurred as a result of its default. We do not hold any third-party assets as collateral related to these sublease or assignment agreements, except to the extent that the sublease or assignment allows us to repossess the building and personal property. These guarantees expire over their respective lease terms, which range from fiscal 2004 through fiscal 2012.

We are involved in litigation arising from the normal course of business. In our opinion, this litigation is not expected to materially impact our consolidated financial statements.

NOTE 17 - QUARTERLY DATA (UNAUDITED)

The following table summarizes unaudited quarterly data for fiscal 2003 and 2002:


                                                                  Fiscal 2003 - Quarters Ended
--------------------------------------------------------------------------------------------------------------------
                                               Aug. 25       Nov. 24        Feb. 23        May 25        Total
--------------------------------------------------------------------------------------------------------------------
Sales                                         $1,174,565    $1,071,531     $1,181,383    $1,227,492    $4,654,971
Earnings before income taxes                     109,005        56,220         93,325        89,198       347,748
Net earnings                                      71,886        37,478         61,786        61,110       232,260
Net earnings per share:
   Basic                                            0.42          0.22           0.36          0.36          1.36
   Diluted                                          0.40          0.21           0.35          0.35          1.31
Dividends paid per share                              --          0.04             --          0.04          0.08
Stock price:
    High                                           27.83         26.13          22.96         20.27         27.83
    Low                                            19.17         17.96          16.46         16.70         16.46
====================================================================================================================


                                                                  Fiscal 2002 - Quarters Ended
--------------------------------------------------------------------------------------------------------------------
                                               Aug. 26       Nov. 25        Feb. 24        May 26        Total
--------------------------------------------------------------------------------------------------------------------
Sales                                         $1,073,410    $1,007,080    $1,124,472     $1,161,949    $4,366,911
Earnings before income taxes                      95,577        56,255       102,776        108,701       363,309
Net earnings                                      62,156        36,463        66,220         72,949       237,788
Net earnings per share:
   Basic                                            0.35          0.21          0.38           0.42          1.36
   Diluted                                          0.34          0.20          0.36           0.40          1.30
Dividends paid per share                              --        0.0265            --         0.0265         0.053
Stock price:
    High                                          21.667        21.653        28.660         29.767        29.767
    Low                                           16.400        15.400        20.007         23.733        15.400
====================================================================================================================

Five-Year Financial Summary
(In thousands, except per share data)

                                                                        Fiscal Year Ended
----------------------------------------------------------------------------------------------------------------------
                                                May 25,        May 26,       May 27,       May 28,        May 30,
Operating Results                                 2003           2002          2001          2000          1999
----------------------------------------------------------------------------------------------------------------------
Sales                                           $4,654,971     $4,366,911     $3,992,419   $3,675,461    $ 3,432,375
----------------------------------------------------------------------------------------------------------------------
Costs and expenses:
   Cost of sales:
     Food and beverage                           1,449,162      1,384,481      1,302,926    1,199,709      1,133,705
     Restaurant labor                            1,485,046      1,373,416      1,261,837    1,181,156      1,117,401
     Restaurant expenses                           700,182        625,710        559,670      510,727        485,708

----------------------------------------------------------------------------------------------------------------------
Total cost of sales, excluding restaurant
   depreciation and amortization (1)            $3,634,390     $3,383,607     $3,124,433   $2,891,592     $2,736,814
Selling, general, and administrative               439,376        420,149        389,240      363,041        343,280
Depreciation and amortization                      191,218        165,829        146,864      130,464        125,327
Interest, net                                       42,597         36,585         30,664       22,388         19,540
Restructuring and asset impairment
   credit, net                                        (358)        (2,568)            --       (5,931)        (8,461)
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Total costs and expenses                        $4,307,223     $4,003,602     $3,691,201   $3,401,554    $ 3,216,500
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                       347,748        363,309        301,218      273,907        215,875
Income taxes                                       115,488        125,521        104,218       97,202         75,337
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Net earnings                                      $232,260    $   237,788      $ 197,000    $ 176,705      $ 140,538
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Net earnings per share:
   Basic                                        $     1.36        $  1.36        $  1.10     $   0.92       $   0.68
   Diluted                                      $     1.31        $  1.30        $  1.06     $   0.89       $   0.66

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Average number of common shares
 outstanding, net of shares held
 in Treasury:
     Basic                                         170,300        174,700        179,600      192,800        206,000
     Diluted                                       177,400        183,500        185,600      197,800        212,100
======================================================================================================================
======================================================================================================================
Financial Position
Total assets                                    $2,664,633     $2,529,736     $2,216,534   $1,969,555    $ 1,888,560
Land, buildings, and equipment                   2,157,132      1,926,947      1,779,515    1,578,541      1,461,535
Working capital (deficit)                         (314,280)      (157,662)      (226,116)    (316,427)      (194,478)
Long-term debt                                     658,086        662,506        520,574      306,586        316,451
Stockholders' equity                             1,196,191      1,128,877      1,033,318      958,602        962,349
Stockholders' equity per outstanding share            7.25           6.56           5.87         5.23           4.86
======================================================================================================================
======================================================================================================================
Other Statistics
Cash flow from operations                      $   509,292      $ 508,142      $ 420,570    $ 342,626    $   357,942
Capital expenditures                               426,204        318,392        355,139      268,946        123,673
Dividends paid                                      13,501          9,225          9,458       10,134         10,857
Dividends paid per share                             0.080          0.053          0.053        0.053          0.053
Advertising expense                                203,393        187,950        177,998      165,590        162,934
Stock price:
   High                                              27.83         29.767         19.660       15.375         15.583
   Low                                               16.46         15.400         10.292        8.292          9.458
   Close                                       $     18.35      $  25.030       $ 19.267    $  12.583       $ 14.208

Number of employees                                140,700        133,200        128,900      122,300        116,700
Number of restaurants                                1,271          1,211          1,168        1,139          1,139
======================================================================================================================

(1) Total cost of sales, excluding restaurant depreciation and amortization of $177,127, $155,837, $138,229, $123,477, and $119,140, respectively.
