Form 10-K, Exhibit 13
period 2005-05-29
DARDEN RESTAURANTS INC
filed 2005-07-29
CIK 940944

Exhibit 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis below for the Company should be read in conjunction with our consolidated financial statements and related notes found elsewhere in this report.

For financial reporting, we operate on a 52/53 week fiscal year ending on the last Sunday in May. Our 2005 fiscal year, which ended on May 29, 2005, and our 2003 fiscal year, which ended on May 25, 2003, each had 52 weeks. Our 2004 fiscal year, which ended on May 30, 2004, had 53 weeks. We have included in this discussion certain financial information for fiscal 2004 on a 52-week basis in order to assist investors in making comparisons to our 2005 and 2003 fiscal years.

OVERVIEW OF OPERATIONS

Our business operates in the casual dining segment of the restaurant industry, primarily in the United States. At May 29, 2005, we operated 1,381 Red Lobster, Olive Garden, Bahama Breeze, Smokey Bones Barbeque & Grill and Seasons 52 restaurants in the United States and Canada and licensed 37 Red Lobster restaurants in Japan. We own and operate all of our restaurants in the United States and Canada, with no franchising.

Our sales were $5.28  billion in fiscal 2005 and $5.00 billion in fiscal 2004, a
5.5 percent increase. On a 52-week basis, after reducing fiscal 2004 sales by the $90 million contributed by the additional 53rd operating week, our sales increased 7.4 percent in fiscal 2005. Net earnings for fiscal 2005 were $291 million ($1.78 per diluted share) compared with net earnings for fiscal 2004 of $227 million ($1.34 per diluted share). Net earnings for fiscal 2005 increased
27.9 percent and diluted net earnings per share increased 32.8 percent compared to fiscal 2004. The net earnings increase in fiscal 2005 reflected Red Lobster's substantial progress in some important areas. A primary driver was substantially improved operations behind Red Lobster's new "simply great" operating discipline, which allowed the brand to simultaneously improve both guest satisfaction and operating efficiency. Red Lobster finished fiscal 2005 with three consecutive quarters of U.S. same-restaurant sales and guest count growth, and year-over-year operating profit growth. Olive Garden also delivered strong performance in fiscal 2005. Driven by U.S. same-restaurant sales increases in each quarter of fiscal 2005, which resulted in 43 consecutive quarters of same-restaurant sales growth, Olive Garden had a double-digit operating profit increase, record annual operating profit and record return on sales. Bahama Breeze also contributed to net earnings growth in fiscal 2005 as a result of operating improvements in a number of areas and the closing and write down of underperforming restaurants in fiscal 2004. Smokey Bones' continued investment in expansion, combined with high rib costs and the write down in the carrying value of one restaurant, resulted in a modestly greater operating loss in fiscal 2005 than in fiscal 2004.

In fiscal 2006, we expect a net increase of between 55 to 65 restaurants. We expect combined U.S. same-restaurant sales growth in fiscal 2006 of between two percent and four percent at Red Lobster and Olive Garden. We also expect Bahama Breeze to have minimal effect on consolidated net earnings growth in fiscal 2006 as we continue to invest in positioning the business for successful, renewed growth. And, in fiscal 2006, we expect Smokey Bones to open 25 to 30 new restaurants while implementing menu enhancements to broaden its appeal. As a result, we anticipate approximately $0.04 to $0.06 per diluted share improvement in Smokey Bones' impact on our consolidated net earnings. On a consolidated basis, we anticipate low double-digit diluted net earnings per share growth in fiscal 2006.

Our mission is to be the best in casual dining, now and for generations. We believe we can achieve this goal by continuing to build on our historical strength as a multi-brand casual dining company, which is grounded in our commitment to combining the following:
     o A strong culture that inspires and engages our people, with firmly held values, a clear mission and a core purpose to nourish and delight everyone we serve;
     o    Competitively superior leadership;
     o    Brand management excellence;
     o    Restaurant operating excellence; and
     o    Restaurant support excellence

From a financial perspective, we seek to increase profits by leveraging our fixed and semi-fixed costs with sales from new restaurants and increased guest traffic and sales at existing restaurants. To evaluate our operations and assess our financial performance, we monitor a number of operating measures, with a special focus on two key factors:

     o Same-restaurant sales - which are a year-over-year comparison of each period's sales volumes for restaurants that are open more than 16 months; and
     o Restaurant operating margins - which are restaurant sales less restaurant-level cost of sales (food and beverage costs, restaurant labor and other restaurant expenses).

Increasing same-restaurant sales can increase restaurant operating margins because these incremental sales provide better leverage of our fixed and semi-fixed costs. Same-restaurant sales increases can be generated by increases in guest traffic, increases in the average guest check, or a combination of the two. The average guest check can be impacted by menu price changes and by the mix of menu items sold. For each operating company, we gather daily sales data and regularly analyze the guest traffic counts and the mix of menu items sold to assist in developing menu pricing, product offerings and promotional strategies. We view same-restaurant guest counts as an indication of the long-term health of an operating company, while increases in average check and menu mix may contribute more significantly to near-term profitability. We continually focus on balancing our pricing and product offerings with other initiatives to generate sustainable same-restaurant sales growth.

We compute same-restaurant sales using restaurants open at least 16 months because new restaurants experience an adjustment period before sales levels and operating margins normalize. Sales at newly opened restaurants generally do not make a significant contribution to profitability in their initial months of operation. Our sales and expenses can be impacted significantly by the number and timing of the opening of new restaurants and the closing, relocation and remodeling of existing restaurants. Pre-opening expenses each period reflect the costs associated with opening new restaurants in current and future periods.

There are significant risks and challenges that could impact our operations and ability to increase sales and earnings. The casual dining restaurant industry is intensely competitive and sensitive to economic cycles and other business factors, including changes in consumer tastes and dietary habits. Other risks and uncertainties include the price and availability of food, ingredients and utilities; labor and insurance costs; higher-than-anticipated costs to open or close restaurants; litigation; unfavorable publicity relating to food safety or other concerns; lack of suitable locations; government regulations; and factors that could impact our growth objectives, including the construction cost increases, construction delays and other factors.

RESULTS OF OPERATIONS FOR FISCAL 2005, 2004 AND 2003

The following table sets forth selected operating data as a percentage of sales for the 52-week periods ended May 29, 2005 and May 25, 2003 and the 53-week period ended May 30, 2004. All information is derived from the consolidated statements of earnings for the periods indicated.

                                                                                   Fiscal Years
 ------------------------------------------------------------------------------------------------------------------
                                                                     2005             2004             2003
 ------------------------------------------------------------------------------------------------------------------

 Sales.........................................................      100.0%           100.0%           100.0%
 Costs and expenses:
    Cost of sales:
      Food and beverage........................................       30.2             30.5             31.1
      Restaurant labor.........................................       32.1             32.0             31.9
      Restaurant expenses......................................       15.3             15.5             15.3
                                                                    ------           ------           ------
        Total cost of sales, excluding restaurant depreciation
           and amortization of 3.8%, 3.9% and 3.8%,                   77.6%            78.0%            78.3%
           respectively........................................
    Selling, general and administrative........................        9.5              9.4              9.3
    Depreciation and amortization..............................        4.0              4.2              4.1
    Interest, net..............................................        0.8              0.9              0.9
    Asset impairment and restructuring charges, net............        0.1              0.9              0.1
                                                                    ------           ------           ------
              Total costs and expenses.........................       92.0%            93.4%            92.7%
                                                                    ------           ------           ------

 Earnings before income taxes..................................        8.0              6.6              7.3
 Income taxes..................................................        2.5              2.1              2.4
                                                                    ------           ------           ------

 Net earnings..................................................        5.5%             4.5%             4.9%
                                                                    ======           ======           ======

 ------------------------------------------------------------------------------------------------------------------

SALES

Sales were $5.28 billion in fiscal 2005, $5.00 billion in fiscal 2004 and $4.65 billion in fiscal 2003. The 5.5 percent increase in company-wide sales for fiscal 2005 was primarily due to a net increase of 56 company-owned restaurants compared to fiscal 2004 and same-restaurant sales increases at Olive Garden. These sales increases were partially offset by the additional operating week in fiscal 2004. After reducing fiscal 2004 sales by the $90 million contributed by the additional operating week, sales would have been $4.91 billion for fiscal 2004 on a 52-week basis, resulting in a 7.4 percent increase in fiscal 2005.

Red Lobster sales were $2.44 billion in both fiscal 2005 and fiscal 2004. U.S. same-restaurant sales for Red Lobster increased 0.9 percent (on a 52-week basis) due to a 1.9 percent increase in average check offset partially by a 1.0 percent decrease in same-restaurant guest counts. Average annual sales per restaurant for Red Lobster were $3.6 million in fiscal 2005.

Olive Garden sales of $2.40 billion were 8.5 percent above last year. U.S. same-restaurant sales for Olive Garden increased 7.2 percent (on a 52-week basis) due to a 5.3 percent increase in same-restaurant guest counts and a 1.9 percent increase in average check. Average annual sales per restaurant for Olive Garden were $4.4 million in fiscal 2005. Olive Garden has enjoyed 43 consecutive quarters of U.S. same-restaurant sales increases.

Bahama Breeze sales of $164 million were 7.2 percent below last year. Same-restaurant sales for Bahama Breeze decreased 1.6 percent (on a 52-week basis) for fiscal 2005. Bahama Breeze also had six fewer restaurants in operation during fiscal 2005. Average annual sales per restaurant for Bahama Breeze were $5.1 million in fiscal 2005.

Smokey Bones sales of $269 million were 54.6 percent above last year. Same-restaurant sales for Smokey Bones increased 1.1 percent (on a 52-week basis) for fiscal 2005. Average annual sales per restaurant were $3.1 million, with appreciable variation by region. Smokey Bones opened 35 new restaurants during fiscal 2005.

The 7.5 percent increase in company-wide sales for fiscal 2004 versus fiscal 2003 was primarily due to a net increase of 54 company-owned restaurants compared to fiscal 2003, same-restaurant sales increases at Olive Garden and the additional operating week in fiscal 2004. After reducing fiscal 2004 sales by the $90 million contributed by the additional operating week, total sales increased 5.5 percent from fiscal 2003. These sales increases were partially offset by decreased U.S. same-restaurant sales at Red Lobster. While Red Lobster's sales of $2.44 billion were 0.1 percent above fiscal 2003, its U.S. same-restaurant sales decreased 3.5 percent (on a 52-week basis) due to a 6.5 percent decrease in same-restaurant guest counts, partially offset by a 3.0 percent increase in average check. Average annual sales per restaurant for Red Lobster were $3.6 million in fiscal 2004 (on a 52-week basis). Olive Garden sales of $2.21 billion were 11.1 percent above fiscal 2003. U.S. same-restaurant sales for Olive Garden increased 4.6 percent (on a 52-week basis) due to a 3.0 percent increase in average check and a 1.6 percent increase in same-restaurant guest counts. Average annual sales per restaurant for Olive Garden were $4.1 million in fiscal 2004 (on a 52-week basis). Bahama Breeze sales of $176 million were 28 percent above fiscal 2003. Bahama Breeze opened four new restaurants during fiscal 2004, including its new prototype restaurant in Pittsburgh, PA. Bahama Breeze also closed six restaurants during the fourth quarter of fiscal 2004 as a result of a comprehensive analysis performed during the fourth quarter of fiscal 2004 that examined restaurants not meeting our minimum return-on-investment thresholds and certain other operating performance criteria. Average annual sales per restaurant (excluding the six closed restaurants) were $5.2 million (on a 52-week basis). Smokey Bones sales of $174 million were 87 percent higher in fiscal 2004 than in fiscal 2003, its average annual sales per restaurant were $3.2 million (on a 52-week basis) and it opened 30 new restaurants during fiscal 2004.

COSTS AND EXPENSES

Total costs and expenses were $4.85 billion in fiscal 2005, $4.67 billion in fiscal 2004 and $4.32 billion in fiscal 2003. Total costs and expenses in fiscal 2005 were 92.0 percent of sales, a decrease from 93.4 percent of sales in fiscal 2004 and 92.7 percent of sales in fiscal 2003.

Food and beverage costs increased $67 million, or 4.4 percent, from $1.53 billion to $1.59 billion in fiscal 2005 compared to fiscal 2004. Food and beverage costs increased $78 million, or 5.4 percent, from $1.45 billion to $1.53 billion in fiscal 2004 compared to fiscal 2003. As a percent of sales, food and beverage costs decreased from the prior year in fiscal 2005 primarily as a result of favorable changes in promotional and menu mix of sales and pricing changes, which were partially offset by higher dairy, beef, chicken and seafood costs. As a percent of sales, food and beverage costs decreased from the prior year in fiscal 2004 primarily as a result of pricing changes and favorable changes in promotional and menu mix of sales, which was partially offset by higher seafood costs and by crab usage and additional plate accompaniments at Red Lobster during its crab promotion in the first quarter of fiscal 2004. Other commodity costs, such as chicken and shrimp, decreased modestly in fiscal 2004.

Restaurant labor increased $95 million, or 5.9 percent, from $1.60 billion to $1.70 billion in fiscal 2005 compared to fiscal 2004. Restaurant labor increased $116 million, or 7.8 percent, from $1.49 billion to $1.60 billion in fiscal 2004 compared to fiscal 2003. As a percent of sales, restaurant labor increased in fiscal 2005 primarily as a result of a modest increase in wage rates and higher manager bonuses at Olive Garden and Red Lobster as a result of their increased operating performance in fiscal 2005. These factors were only partially offset by the favorable impact of higher sales volumes. As a percent of sales, restaurant labor increased in fiscal 2004 from fiscal 2003 primarily as a result of a modest increase in wage rates at Red Lobster and Olive Garden and higher manager bonuses at Olive Garden as a result of its increased operating performance in fiscal 2004. These factors were only partially offset by the favorable impact of higher sales volumes and lower health insurance costs as a result of fewer claims.

Restaurant expenses (which include lease, property tax, credit card, utility, workers' compensation, insurance, new restaurant pre-opening and other restaurant-level operating expenses) increased $31 million, or 4.1 percent, from $775 million to $806 million in fiscal 2005 compared to fiscal 2004. Restaurant expenses increased $61 million, or 8.6 percent, from $714 million to $775 million in fiscal 2004 compared to fiscal 2003. As a percent of sales, restaurant expenses decreased in fiscal 2005 primarily due to decreased insurance, workers' compensation and new restaurant pre-opening costs, which were partially offset by increased utility expenses and repairs and maintenance expenses. Restaurant expenses were also favorably impacted by higher sales volumes. As a percent of sales, restaurant expenses increased in fiscal 2004 from fiscal 2003 primarily due to increased utility, workers' compensation, insurance and new restaurant pre-opening costs. These cost increases were only partially offset by the favorable impact of higher sales volumes in fiscal 2004.

Selling, general and administrative expenses increased $25 million, or 5.4 percent, from $472 million to $497 million in fiscal 2005 compared to fiscal 2004. Selling, general and administrative expenses increased $40 million, or 9.4 percent, from $432 million to $472 million in fiscal 2004 compared to fiscal 2003. As a percent of sales, selling, general and administrative expenses increased in fiscal 2005 primarily as a result of increased bonus costs, which were partially offset by decreased marketing expenses as a percent of sales and the favorable impact of higher sales volumes. As a percent of sales, selling, general and administrative expenses increased in fiscal 2004 from fiscal 2003 primarily due to increased employee benefit costs, an increased contribution to the Darden Restaurants, Inc. Foundation and an increase in litigation related costs, which were only partially offset by the favorable impact of higher sales volumes.

Depreciation and amortization expense increased $3 million, or 1.5 percent, from $210 million to $213 million in fiscal 2005 compared to fiscal 2004. Depreciation and amortization expense increased $19 million, or 9.8 percent, from $191 million to $210 million in fiscal 2004 compared to fiscal 2003. As a percent of sales, depreciation and amortization decreased in fiscal 2005 primarily as a result of the continued use of fully depreciated, well maintained, equipment and the favorable impact of higher sales volumes, which were only partially offset by new restaurant and remodel activities. This benefit was only partially offset by increased repairs and maintenance costs incurred in fiscal 2005. As a percent of sales, depreciation and amortization increased in fiscal 2004 primarily as a result of new restaurant and remodel activities, which were only partially offset by the favorable impact of higher sales volumes.

Net interest expense decreased $1 million, or 1.2 percent, from $44 million to $43 million in fiscal 2005 compared to fiscal 2004. Net interest expense increased $1 million, or 2.5 percent, from $43 million to $44 million in fiscal 2004 compared to fiscal 2003. As a percent of sales, net interest expense decreased in fiscal 2005 primarily as a result of higher interest income in fiscal 2005 and the favorable impact of higher sales volumes. As a percent of sales, net interest expense in fiscal 2004 was comparable to fiscal 2003, reflecting lower interest income in fiscal 2004, offset by the favorable impact of higher sales volumes.

During fiscal 2005, 2004 and 2003, we recognized asset impairment charges in the amount of $1 million, $6 million and $5 million, respectively, related to the relocation and rebuilding of certain restaurants. Asset impairment credits related to the sale of assets that were previously impaired amounted to $3 million, $1 million and $1 million in fiscal 2005, 2004 and 2003, respectively. During fiscal 2005, we also recorded charges of $6 million for the write-down of carrying value of two Olive Garden restaurants, one Red Lobster restaurant and one Smokey Bones restaurant. The Smokey Bones restaurant was closed subsequent to fiscal 2005 while the two Olive Gardens and one Red Lobster continued to operate.

In addition to the asset impairment charges described above, during the fourth quarter of fiscal 2004, we recorded a $36.5 million pre-tax ($22.4 million after-tax) charge for long-lived asset impairments associated with the closing of six Bahama Breeze restaurants and the write-down of the carrying value of four other Bahama Breeze restaurants, one Olive Garden restaurant and one Red Lobster restaurant, which continued to operate. We also recorded a $1.1 million pre-tax ($0.7 million after-tax) restructuring charge primarily related to severance payments made to certain restaurant employees and exit costs associated with the closing of the six Bahama Breeze restaurants. During fiscal 2004, certain changes were made at Bahama Breeze to improve its sales, financial performance and overall long-term potential, including the addition of lunch at most restaurants and introduction of a new dinner menu. The decision to close certain Bahama Breeze restaurants and write down the carrying value of others was based on our on-going review of each individual restaurant's performance against our expectations and the restaurant's ability to successfully implement these changes. Based on our review of the other 28 Bahama Breeze restaurants, we believe their locations and ability to execute these and future initiatives will reduce the likelihood that additional impairment charges will be required. The write-down of the carrying value of one Olive Garden restaurant and one Red Lobster restaurant was a result of less-than-optimal locations. We will continue to evaluate all of our locations to minimize the risk of future asset impairment charges.

INCOME TAXES

The effective income tax rates for fiscal 2005, 2004 and 2003 were 31.4 percent,
31.7 percent and 33.1 percent, respectively. The rate decrease in fiscal 2005 and fiscal 2004 was primarily a result of favorable resolutions of prior year tax matters and an increase in FICA tax credits for employee-reported tips.

NET EARNINGS AND NET EARNINGS PER SHARE

Net earnings for fiscal 2005 were $291 million ($1.78 per diluted share) compared with net earnings for fiscal 2004 of $227 million ($1.34 per diluted share) and net earnings for fiscal 2003 of $226 million ($1.27 per diluted share).

Net earnings for fiscal 2005 increased 27.9 percent and diluted net earnings per share increased 32.8 percent compared to fiscal 2004. The increase in net earnings and diluted net earnings per share were primarily due to decreases in food and beverage costs, restaurant expenses and depreciation and amortization expenses as a percent of sales, which were only partially offset by increases in restaurant labor expenses and selling, general and administrative expenses as a percent of sales. Fiscal 2004 net earnings were also impacted by the $38 million pre-tax ($23 million after-tax) asset impairment and restructuring charges recognized related to the closing of six Bahama Breeze restaurants and the write down of another four Bahama Breeze restaurants, one Olive Garden restaurant and one Red Lobster restaurant. The increase in diluted net earnings per share was also due to a reduction in the average diluted shares outstanding from fiscal 2004 to fiscal 2005 primarily as a result of our continuing repurchase of our common stock.


Net earnings for fiscal 2004 increased 0.5 percent and diluted net earnings per share increased 5.5 percent compared to fiscal 2003. The increase in net earnings was primarily due to decreases in food and beverage costs as a percent of sales, which were largely offset by increases in restaurant labor, restaurant expenses, selling, general and administrative expenses and depreciation and amortization expense as a percent of sales and the asset impairment and restructuring charges recognized during fiscal 2004 related to the closing of six Bahama Breeze restaurants and write down of another four Bahama Breeze restaurants, one Olive Garden restaurant and one Red Lobster restaurant. The increase in diluted net earnings per share is primarily due to a reduction in the average diluted shares outstanding from fiscal 2003 to fiscal 2004 primarily as a result of our continuing repurchase of our common stock.

SEASONALITY

Our sales volumes fluctuate seasonally. During fiscal 2005, our sales were highest in the spring and winter, followed by the summer, and lowest in the fall. During fiscal 2004 and 2003, our sales were highest in the spring, lowest in the fall, and comparable during winter and summer. Holidays, severe weather and similar conditions may impact sales volumes seasonally in some operating regions. Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.

IMPACT OF INFLATION

We do not believe inflation had a significant overall effect on our operations during fiscal 2005, 2004 and 2003. We believe we have historically been able to pass on increased operating costs through menu price increases and other strategies.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in conformity with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

Critical accounting policies are those we believe are both most important to the portrayal of our financial condition and operating results and require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be most critical in understanding the judgments that are involved in preparing our consolidated financial statements.

Land, Buildings and Equipment

Land, buildings and equipment are recorded at cost less accumulated depreciation. Building components are depreciated over estimated useful lives ranging from seven to 40 years using the straight-line method. Leasehold improvements, which are reflected on our consolidated balance sheets as a component of buildings, are amortized over the lesser of the expected lease term, including cancelable option periods, or the estimated useful lives of the related assets using the straight-line method. Equipment is depreciated over estimated useful lives ranging from two to 10 years, also using the straight-line method. Accelerated depreciation methods are generally used for income tax purposes.

Our accounting policies regarding land, buildings and equipment, including leasehold improvements, include our judgments regarding the estimated useful lives of these assets, the residual values to which the assets are depreciated or amortized, the determination of what constitutes expected lease term and the determination as to what constitutes enhancing the value of or increasing the life of existing assets. These judgments and estimates may produce materially different amounts of reported depreciation and amortization expense if different assumptions were used. As discussed further below, these judgments may also impact our need to recognize an impairment charge on the carrying amount of these assets as the cash flows associated with the assets are realized.

Leases

We are obligated under various lease agreements for certain restaurants. We recognize rent expense on a straight-line basis over the expected lease term, including cancelable option periods as described below. Within the provisions of certain of our leases, there are rent holidays and/or escalations in payments over the base lease term, as well as renewal periods. The effects of the holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes cancelable option periods when it is deemed to be reasonably assured that we would incur an economic penalty for not exercising the option. The lease term commences on the date when we have the right to control the use of the leased property, which is typically before rent payments are due under the terms of the lease. Many of our leases have renewal periods totaling five to 20 years, exercisable at our option and require payment of property taxes, insurance and maintenance costs in addition to the rent payments. The consolidated financial statements reflect the same lease term for amortizing leasehold improvements as we use to determine capital versus operating lease classifications and in calculating straight-line rent expense for each restaurant. Percentage rent expense is generally based upon sales levels and is accrued at the point in time we determine that it is probable that such sales levels will be achieved.

Our judgments related to the probable term for each restaurant affect the classification and accounting for leases as capital versus operating, the rent holidays and escalation in payments that are included in the calculation of straight-line rent and the term over which leasehold improvements for each restaurant facility are amortized. These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different assumed lease terms were used.

Impairment of Long-Lived Assets

Land, buildings and equipment and certain other assets, including capitalized software costs and liquor licenses, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the assets. Identifiable cash flows are measured at the lowest level for which they are largely independent of the cash flows of other groups of assets and liabilities, generally at the restaurant level. If these assets are determined to be impaired, the amount of impairment recognized is the amount by which the carrying amount of the assets exceeds their fair value. Fair value is generally determined by appraisals or sales prices of comparable assets. Restaurant sites and certain other assets to be disposed of are reported at the lower of their carrying amount or fair value, less estimated costs to sell. Restaurant sites and certain other assets to be disposed of are included in assets held for sale when certain criteria are met. These criteria include the requirement that the likelihood of disposing of these assets within one year is probable. Assets whose disposal is not probable within one year remain in land, buildings and equipment until their disposal is probable within one year.

The judgments we make related to the expected useful lives of long-lived assets and our ability to realize undiscounted cash flows in excess of the carrying amounts of these assets are affected by factors such as the ongoing maintenance and improvements of the assets, changes in economic conditions and changes in usage or operating performance. As we assess the ongoing expected cash flows and carrying amounts of our long-lived assets, significant adverse changes in these factors could cause us to realize a material impairment charge. In the fourth quarter of fiscal 2004, we recognized asset impairment charges of $37 million ($23 million after-tax) for the closing of six Bahama Breeze restaurants and the write-down of four other Bahama Breeze restaurants, one Olive Garden restaurant and one Red Lobster restaurant based on an evaluation of expected cash flows. During fiscal 2005, we recognized asset impairment charges of $6 million ($4 million after-tax) for the write-down of two Olive Garden restaurants, one Red Lobster restaurant and one Smokey Bones restaurant based on an evaluation of expected cash flows. The Smokey Bones restaurant was closed subsequent to fiscal 2005 while the two Olive Garden restaurants and one Red Lobster restaurant continued to operate.

Insurance Accruals

Through the use of insurance program deductibles and self-insurance, we retain a significant portion of expected losses under our workers' compensation, employee medical and general liability programs. However, we carry insurance for individual claims that generally exceed $0.25 million for workers' compensation and general liability claims. Accrued liabilities have been recorded based on our estimates of the anticipated ultimate costs to settle all claims, both reported and not yet reported.

Our accounting policies regarding these insurance programs include our judgments and independent actuarial assumptions regarding economic conditions, the frequency or severity of claims and claim development patterns and claim reserve, management and settlement practices. Unanticipated changes in these factors may produce materially different amounts of reported expense under these programs.

Income Taxes

We estimate certain components of our provision for income taxes. These estimates include, among other items, depreciation and amortization expense allowable for tax purposes, allowable tax credits for items such as taxes paid on reported employee tip income, effective rates for state and local income taxes and the tax deductibility of certain other items.

Our estimates are based on the best available information at the time that we prepare the provision. We generally file our annual income tax returns several months after our fiscal year-end. Income tax returns are subject to audit by federal, state and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows generated from operating activities provide us with a significant source of liquidity, which we use to finance the purchases of land, buildings and equipment and to repurchase shares of our common stock. Since substantially all our sales are for cash and cash equivalents and accounts payable are generally due in five to 30 days, we are able to carry current liabilities in excess of current assets. In addition to cash flows from operations, we use a combination of long-term and short-term borrowings to fund our capital needs.

We manage our business and our financial ratios to maintain an investment grade bond rating, which allows flexible access to financing at reasonable costs. Currently, our publicly issued long-term debt carries "Baa1" (Moody's Investors Service), "BBB+" (Standard & Poor's) and "BBB+" (Fitch) ratings. Our commercial paper has ratings of "P-2" (Moody's Investors Service), "A-2" (Standard & Poor's) and "F-2" (Fitch). These ratings are as of the date of this annual report and have been obtained with the understanding that Moody's Investors Service, Standard & Poor's and Fitch will continue to monitor our credit and make future adjustments to these ratings to the extent warranted. The ratings may be changed, superseded, or withdrawn at any time.

Our commercial paper program is our primary source of short-term financing. At May 29, 2005, there were no borrowings outstanding under the program. To support our commercial paper program, we have a credit facility under a Credit Agreement dated October 17, 2003, as amended, with a consortium of banks, including Wachovia Bank, N.A., as administrative agent, under which we can borrow up to $400 million. The credit facility allows us to borrow at interest rates based on a spread over (i) LIBOR or (ii) a base rate that is the higher of the prime rate, or one-half of one percent above the federal funds rate, at our option. The interest rate spread over LIBOR is determined by our debt rating. The credit facility expires on October 17, 2008 and contains various restrictive covenants, including a leverage test that requires us to maintain a ratio of consolidated total debt to consolidated total capitalization of less than 0.55 to 1.00 and a limitation of $25 million on priority debt, subject to certain exceptions. The credit facility does not, however, contain a prohibition on borrowing in the event of a ratings downgrade or a "material adverse change," as defined in the Credit Agreement. None of these covenants are expected to impact our liquidity or capital resources. At May 29, 2005, we were in compliance with all covenants under the Credit Agreement.

At May 29, 2005, our long-term debt consisted principally of: (1) $150 million of unsecured 5.75 percent medium-term notes due in March 2007, (2) $75 million of unsecured 7.45 percent medium-term notes due in April 2011, (3) $100 million of unsecured 7.125 percent debentures due in February 2016 and (4) an unsecured, variable rate $27 million commercial bank loan due in December 2018 that is used to support two loans from us to the Employee Stock Ownership Plan portion of the Darden Savings Plan. We also have $150 million of unsecured 8.375 percent senior notes due in September 2005 and $150 million of unsecured 6.375 percent notes due in February 2006 included in current liabilities, which we plan to repay through the issuance of unsecured debt securities in fiscal 2006. Through a shelf registration on file with the Securities and Exchange Commission (SEC), we may issue up to an additional $125 million of unsecured debt securities from time to time. The debt securities may bear interest at either fixed or floating rates and may have maturity dates of nine months or more after issuance.

A summary of our contractual obligations and commercial commitments at May 29, 2005, is as follows (in thousands):

---------------------------- -----------------------------------------------------------------------------------------

                                                              Payments Due by Period
---------------------------- -----------------------------------------------------------------------------------------
        Contractual                              Less than             1-3               3-5           More than 5
        Obligations               Total            1 Year             Years             Years             Years
---------------------------- ---------------- ----------------- ------------------ ----------------- -----------------
Long-term debt (1)            $   799,260         $338,025          $185,396          $  26,163          $249,676
---------------------------- ---------------- ----------------- ------------------ ----------------- -----------------
Operating leases                  419,543           68,301           119,710             88,464           143,068
---------------------------- ---------------- ----------------- ------------------ ----------------- -----------------
Purchase obligations(2)           579,008          562,930            14,492              1,586                --
---------------------------- ---------------- ----------------- ------------------ ----------------- -----------------
Benefit obligations (3)           160,178           13,407            28,061             30,345            88,365
---------------------------- ---------------- ----------------- ------------------ ----------------- -----------------
Total contractual
      obligations              $1,957,989         $982,663          $347,659           $146,558          $481,109
---------------------------- ---------------- ----------------- ------------------ ----------------- -----------------

-------------------------- -------------------------------------------------------------------------------------------

                                                   Amount of Commitment Expiration per Period
-------------------------- -------------------------------------------------------------------------------------------
                           Total Amounts
    Other Commercial         Committed         Less than             1-3               3-5            More than 5
       Commitments                              1 Year              Years             Years              Years
-------------------------- --------------- ------------------ ------------------ ----------------- -------------------
Standby letters of
     credit (4)                 $86,506         $86,506               $ --               $ --              $ --
-------------------------- --------------- ------------------ ------------------ ----------------- -------------------
Guarantees (5)                    1,768             499                719                345               205
-------------------------- --------------- ------------------ ------------------ ----------------- -------------------
Total commercial
     commitments                $88,274         $87,005               $719               $345              $205
-------------------------- --------------- ------------------ ------------------ ----------------- -------------------

1) Includes interest payments associated with existing long-term debt, including the current portion. Variable-rate interest payments associated with the ESOP loan were estimated based on the interest rate in effect at May 29, 2005 (3.42 percent). Excludes issuance discount of $763.
2) Includes commitments for food and beverage items and supplies, capital projects and other miscellaneous commitments.
3) Includes expected payments associated with our defined benefit plans, postretirement benefit plan and our non-qualified deferred compensation plan through fiscal 2015.
4) Includes letters of credit for $72,677 of workers' compensation and general liabilities accrued in our consolidated financial statements; also includes letters of credit for $4,495 of lease payments included in contractual operating lease obligation payments noted above.
5) Consists solely of guarantees associated with leased properties that have been assigned to third parties. We are not aware of any non-performance under these arrangements that would result in us having to perform in accordance with the terms of the guarantees.

As disclosed in Exhibit 12 to this Form 10-K, our fixed-charge coverage ratio, which measures the number of times each year that we earn enough to cover our fixed charges, amounted to 6.8 times and 5.7 times for the fiscal years ended May 29, 2005 and May 30, 2004, respectively. Our adjusted debt to adjusted total capital ratio (which includes 6.25 times the total annual restaurant minimum rent ($62.1 million and $56.5 million for the fiscal years ended May 29, 2005 and May 30, 2004, respectively) and 3.00 times the total annual restaurant equipment minimum rent ($0.0 million and $0.1 million for the fiscal years ended May 29, 2005 and May 30, 2004, respectively) as components of adjusted debt and adjusted total capital) was 45 percent and 46 percent at May 29, 2005 and May 30, 2004, respectively. We use the lease-debt equivalent in our adjusted debt to adjusted total capital ratio as we believe its inclusion better represents the optimal capital structure that we target from period to period.

Based on these ratios, we believe our financial condition is strong. The composition of our capital structure is shown in the following table.


 (In millions, except ratios)                     May 29, 2005      May 30, 2004
 -------------------------------------------------------------------------------

 CAPITAL STRUCTURE
 -------------------------------------------------------------------------------
 Short-term debt                                $      --              $     15
 Current portion of long-term debt                    300                    --
 Long-term debt                                       350                   653
 Stockholders' equity                               1,273                 1,175
 -------------------------------------------------------------------------------
 Total capital                                  $   1,923              $  1,843
 ===============================================================================
 ADJUSTMENTS TO CAPITAL
 -------------------------------------------------------------------------------
 Short-term debt                                $      --              $     15
 Current portion of long-term debt                    300                    --
 Long-term debt                                       350                   653
 Lease-debt equivalent                                385                   353
 -------------------------------------------------------------------------------
 Adjusted debt                                  $   1,035              $  1,021
 Stockholders' equity                               1,273                 1,175
 -------------------------------------------------------------------------------
 Adjusted total capital                         $   2,308              $  2,196
 ===============================================================================
 CAPITAL STRUCTURE RATIOS
 -------------------------------------------------------------------------------
 Debt to total capital ratio                           34%                   36%
 Adjusted debt to adjusted total capital ratio         45%                   46%
 ===============================================================================

Net cash flows provided by operating activities were $583 million, $525 million and $509 million in fiscal 2005, 2004 and 2003, respectively. Net cash flows provided by operating activities include net earnings of $291 million, $227 million and $226 million in fiscal 2005, 2004 and 2003, respectively. Fiscal 2004 net earnings included a $36.5 million pre-tax ($22.4 million after-tax) charge for long-lived asset impairments associated with the closing of six Bahama Breeze restaurants and the write-down of the carrying value of four other Bahama Breeze restaurants, one Olive Garden restaurant and one Red Lobster restaurant, which continued to operate. Net cash flows provided by operating activities also reflect income tax payments of $111 million, $92 million and $65 million in fiscal 2005, 2004 and 2003, respectively. The increase in tax payments in fiscal 2005 and 2004 resulted primarily from accelerated deductions allowable for depreciation of certain capital expenditures in fiscal 2004 and 2003, which lowered our income tax payments in those fiscal years. These accelerated deductions were allowable for only a portion of fiscal 2005 capital expenditures. In fiscal 2005, however, the impact of the reduction in accelerated depreciation deductions was partially offset by an increase in income tax benefits associated with the exercise of employee stock options.

Net cash flows used in financing activities were $264 million, $194 million and $193 million in fiscal 2005, 2004 and 2003, respectively. Net cash flows used in financing activities included our repurchase of 11.3 million shares of our common stock for $312 million in fiscal 2005, compared to 10.7 million shares for $235 million in fiscal 2004 and 10.7 million shares for $213 million in fiscal 2003. Our Board of Directors has authorized us to repurchase up to 137.4 million shares of our common stock. At May 29, 2005 a total of 120.6 million shares have been repurchased under the authorization. The repurchased common stock is reflected as a reduction of stockholders' equity. We received proceeds from the issuance of common stock upon the exercise of stock options of $75 million,

$40 million and $34 million in fiscal  2005,  2004 and 2003,  respectively.  Net cash flows used in financing activities also included dividends paid to stockholders of $13 million, $13 million and $14 million in fiscal 2005, 2004 and 2003, respectively.

Net cash flows used in investing activities were $313 million, $343 million and $420 million in fiscal 2005, 2004 and 2003, respectively. Net cash flows used in investing activities included capital expenditures incurred principally for building new restaurants, replacing equipment and remodeling existing restaurants. Capital expenditures were $329 million in fiscal 2005, compared to $354 million in fiscal 2004 and $423 million in fiscal 2003. The decreased expenditures in fiscal 2005 and 2004 resulted primarily from decreased spending associated with building fewer new restaurants and fewer remodels. We estimate that our fiscal 2006 capital expenditures will approximate $350 million to $375 million.

Net cash flows provided by operating activities for fiscal 2003 included a $20 million contribution to our defined benefit pension plans, which enabled the plans to maintain a fully funded status as of the plans' February 28, 2003 annual valuation date. Approximately $0.1 million was required to fund our defined benefit pension plans in fiscal 2005 and fiscal 2004. Our defined benefit and other postretirement benefit costs and liabilities are calculated using various actuarial assumptions and methodologies prescribed under the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions" and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". We use certain assumptions including, but not limited to, the selection of a discount rate, expected long-term rate of return on plan assets and expected health care cost trend rates. We set the discount rate assumption annually for each plan at its valuation date to reflect the yield of high quality fixed-income debt instruments, with lives that approximate the maturity of the plan benefits. At May 29, 2005, our discount rate was 5.75 percent. The expected long-term rate of return on plan assets and health care cost trend rates are based upon several factors, including our historical assumptions compared with actual results, an analysis of current market conditions, asset allocations and the views of leading financial advisers and economists. Based on our analysis during fiscal 2003, we lowered our defined benefit plans' expected long-term rate of return on plan assets for fiscal 2004 from 10.4 percent to 9.0 percent. The change in our defined benefit plans' expected long-term rate of return on plan assets decreased earnings before income taxes by approximately $2 million in fiscal 2004. At May 29, 2005, our expected health care cost trend rates ranged from
11.0 percent to 12.0 percent for fiscal 2006, depending on the medical service category. The rates gradually decrease to 5.0 percent through fiscal 2011 and remain at that level thereafter.

The expected long-term rate of return on plan assets component of our net periodic benefit cost is calculated based on the market-related value of plan assets. Our target asset allocation is 35 percent U.S. equities, 30 percent high-quality, long-duration fixed-income securities, 15 percent international equities, 10 percent private equities and 10 percent real assets. We monitor our actual asset allocation to ensure that it approximates our target allocation and believe that our long-term asset allocation will continue to approximate our target allocation. Our historical ten-year rate of return on plan assets, calculated using the geometric method average of returns, is approximately 10.9 percent as of May 29, 2005.

We have an unrecognized net actuarial loss for the defined benefit plans and postretirement benefit plan as of May 29, 2005 of $59 million and $4 million, respectively. The unrecognized net actuarial loss represents changes in the amount of the projected benefit obligation and plan assets resulting from differences in the assumptions used and actual experience. The amortization of the unrecognized net actuarial loss component of our fiscal 2006 net periodic benefit cost for the defined benefit plans and postretirement benefit plan is expected to be approximately $5 million and $0.2 million, respectively.

We believe our defined benefit and postretirement benefit plan assumptions are appropriate based upon the factors discussed above. However, other assumptions could also be reasonably applied that could differ from the assumptions used. A quarter percentage point change in the defined benefit plans' discount rate and the expected long-term rate of return on plan assets would increase or decrease earnings before income taxes by $0.7 million and $0.4 million, respectively. A quarter percentage point change in our postretirement benefit plan discount rate would increase or decrease earnings before income taxes by $0.1 million. A one percentage point increase in the health care cost trend rates would increase the accumulated postretirement benefit obligation (APBO) by $4 million at May 29, 2005 and the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost by $0.6 million for fiscal 2005. A one percentage point decrease in the health care cost trend rates would decrease the APBO by $3 million at May 29, 2005 and the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost by $0.5 million for fiscal 2005. These changes in assumptions would not significantly impact our funding requirements.

We are not aware of any trends or events that would materially affect our capital requirements or liquidity. We believe that our internal cash-generating capabilities, borrowings available under our shelf registration for unsecured debt securities and short-term commercial paper program should be sufficient to finance our capital expenditures, debt maturities, stock repurchase program and other operating activities through fiscal 2006.

OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity, capital expenditures or capital resources.

FINANCIAL CONDITION

Our total current assets were $407 million at May 29, 2005, compared to $346 million at May 30, 2004. The increase resulted primarily from increases in inventories of $37 million that resulted from opportunistic product purchases made during fiscal 2005.

Our total current liabilities were $1.04 billion at May 29, 2005, compared to $0.68 billion at May 30, 2004. The increase in current liabilities is primarily due to the reclassification of the $150 million of unsecured 8.375 percent senior notes due in September 2005 and the $150 million of unsecured 6.375 percent notes due in February 2006 from long-term debt to current liabilities. Accounts payable of $191 million at May 29, 2005 increased from $175 million, primarily due to the timing of our inventory and capital expenditures at the end of fiscal 2005. Other current liabilities of $254 million at May 29, 2005 increased from $228 million at May 30, 2004, primarily due to a $20 million increase in liabilities associated with our non-qualified deferred compensation plan.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of market risks, including fluctuations in interest rates, foreign currency exchange rates, compensation and commodity prices. To manage this exposure, we periodically enter into interest rate, foreign currency exchange, equity forwards and commodity instruments for other than trading purposes (see Notes 1 and 9 of the Notes to Consolidated Financial Statements).

We use the variance/covariance method to measure value at risk, over time horizons ranging from one week to one year, at the 95 percent confidence level. At May 29, 2005, our potential losses in future net earnings resulting from changes in foreign currency exchange rate instruments, commodity instruments and floating rate debt interest rate exposures were approximately $6 million over a period of one year (including the impact of the interest rate swap agreements discussed in Note 9 of the Notes to Consolidated Financial Statements). The value at risk from an increase in the fair value of all of our long-term fixed rate debt, over a period of one year, was approximately $17 million. The fair value of our long-term fixed rate debt during fiscal 2005 averaged $668 million, with a high of $677 million and a low of $655 million. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows by targeting an appropriate mix of variable and fixed rate debt.

FUTURE APPLICATION OF ACCOUNTING STANDARDS

In December 2004, the FASB issued SFAS No. 123 (Revised), "Share-Based Payment." SFAS No. 123R revises SFAS No. 123, "Accounting for Stock-Based Compensation" and generally requires the cost associated with employee services received in exchange for an award of equity instruments be measured based on the grant-date fair value of the award and recognized in the financial statements over the period during which employees are required to provide service in exchange for the award. SFAS No. 123R also provides guidance on how to determine the grant-date fair value for awards of equity instruments as well as alternative methods of adopting its requirements. SFAS No. 123R is effective for annual reporting periods beginning after June 15, 2005. As disclosed in Note 1 of Notes to Consolidated Financial Statements, based on the current assumptions and calculations used, had we recognized compensation expense based on the fair value of awards of equity instruments, net earnings would have been reduced by approximately $18 million, $15 million and $17 million for fiscal 2005, 2004 and 2003, respectively. We have not yet determined the method of adoption or the effect of adopting SFAS No. 123R and have not determined whether the adoption will result in future amounts similar to the current pro forma disclosures under SFAS No. 123.

FORWARD-LOOKING STATEMENTS

Certain statements included in this report and other materials filed or to be filed by us with the SEC (as well as information included in oral or written statements made or to be made by us) may contain statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995, as codified in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act). Words or phrases such as "believe," "plan," "will," "expect," "intend," "estimate," and "project," and similar expressions are intended to identify forward-looking statements. All of these statements, and any other statements in this report that are not historical facts, are forward-looking. Examples of forward-looking statements include, but are not limited to, projections regarding: our growth plans and the number and type of expected new restaurant openings and related capital expenditures; same-restaurant sales growth; expected diluted net earnings per share growth; expected trends that might impact capital requirements and liquidity; expected contributions to our defined benefit pension plans; and the impact of litigation on our financial position. These forward-looking statements are based on assumptions concerning important factors, risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, could cause the actual results to differ materially from those expressed in the forward-looking statements. These factors, risks and uncertainties include, but are not limited to:

     o the intensely competitive nature of the restaurant industry, especially pricing, service, location, personnel and type and quality of food;
     o economic and business factors, both specific to the restaurant industry and generally, including changes in consumer preferences, demographic trends, weather conditions, a protracted economic slowdown or worsening economy, industry-wide cost pressures and public safety conditions, including actual or threatened armed conflicts or terrorist attacks;
     o the price and availability of food, ingredients and utilities, including the general risk of inflation;
     o labor and insurance costs, including increased labor costs as a result of federal and state-mandated increases in minimum wage rates and increased insurance costs as a result of increases in our current insurance premiums;
     o    increased advertising and marketing costs;
     o higher-than-anticipated costs to open, close, relocate or remodel restaurants;
     o litigation by employees, consumers, suppliers, shareholders or others, regardless of whether the allegations made against us are valid or we are ultimately found liable;
     o    unfavorable publicity relating to food safety or other concerns;
     o a lack of suitable new restaurant locations or a decline in the quality of the locations of our current restaurants;
     o federal, state and local regulation of our business, including laws and regulations relating to our relationships with our employees, zoning, land use, environmental matters and liquor licenses; and
     o growth objectives, including lower-than-expected sales and profitability of newly-opened restaurants, our expansion of newer concepts that have not yet proven their long-term viability, our ability to develop new concepts, risks associated with growth through acquisitions, and our ability to manage risks relating to the opening of new restaurants, including real estate development and construction activities, union activities, the issuance and renewal of licenses and permits, the availability of funds to finance growth and our ability to hire and train qualified personnel.

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

Management has established a system of internal controls that provides reasonable assurance that assets are adequately safeguarded and transactions are recorded accurately, in all material respects, in accordance with management's authorization. We maintain a strong audit program that independently evaluates the adequacy and effectiveness of internal controls. Our internal controls provide for appropriate segregation of duties and responsibilities and there are documented policies regarding utilization of our assets and proper financial reporting. These formally stated and regularly communicated policies set high standards of ethical conduct for all employees.

The Audit Committee of the Board of Directors meets at least quarterly to determine that management, internal auditors and the independent registered public accounting firm are properly discharging their duties regarding internal control and financial reporting. The independent registered public accounting firm, internal auditors and employees have full and free access to the Audit Committee at any time.

KPMG LLP, an independent registered public accounting firm, is retained to audit our consolidated financial statements. Their report follows.

/s/ Clarence Otis, Jr.
Clarence Otis, Jr.
Chief Executive Officer

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of May 29, 2005. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Management has concluded that, as of May 29, 2005, the Company's internal control over financial reporting was effective based on these criteria.

The Company's independent registered public accounting firm, KPMG LLP, has issued an audit report on our assessment of our internal control over financial reporting, which follows.


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders

Darden Restaurants, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Darden Restaurants, Inc. maintained effective internal control over financial reporting as of May 29, 2005 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Darden Restaurants, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Darden Restaurants, Inc. maintained effective internal control over financial reporting as of May 29, 2005 is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Darden Restaurants, Inc. maintained, in all material respects, effective internal control over financial reporting as of May 29, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Darden Restaurants, Inc. and subsidiaries as of May 29, 2005 and May 30, 2004, and the related consolidated statements of earnings, changes in stockholders' equity and accumulated other comprehensive income (loss), and cash flows for each of the years in the three-year period ended May 29, 2005, and our report dated July 28, 2005 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Orlando, FL
July 28, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Darden Restaurants, Inc.

We have audited the accompanying consolidated balance sheets of Darden Restaurants, Inc. and subsidiaries as of May 29, 2005 and May 30, 2004, and the related consolidated statements of earnings, changes in stockholders' equity and accumulated other comprehensive income (loss), and cash flows for each of the years in the three-year period ended May 29, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Darden Restaurants, Inc. and subsidiaries as of May 29, 2005 and May 30, 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended May 29, 2005 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Darden Restaurants, Inc.'s internal control over financial reporting as of May 29, 2005 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 28, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.


/s/ KPMG LLP

Orlando, Florida
July 28, 2005

CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                Fiscal Year Ended
 -------------------------------------------------------------------------------------------------------------------
 (In thousands, except per share data)                           May 29, 2005     May 30, 2004      May 25, 2003
 -------------------------------------------------------------------------------------------------------------------

 Sales                                                             $5,278,110        $5,003,355       $4,654,971
 Costs and expenses:
    Cost of sales:
          Food and beverage                                         1,593,709         1,526,875        1,449,162
          Restaurant labor                                          1,695,805         1,601,258        1,485,046
          Restaurant expenses                                         806,314           774,806          713,699
 -------------------------------------------------------------------------------------------------------------------
          Total cost of sales, excluding restaurant
             depreciation and amortization of $198,422,
              $195,486 and $177,127, respectively                  $4,095,828        $3,902,939       $3,647,907
     Selling, general and administrative                              497,478           472,109          431,722
     Depreciation and amortization                                    213,219           210,004          191,218
     Interest, net                                                     43,119            43,659           42,597
     Asset impairment and restructuring charges, net                    4,549            41,868            3,924
 -------------------------------------------------------------------------------------------------------------------
          Total costs and expenses                                 $4,854,193        $4,670,579       $4,317,368
 -------------------------------------------------------------------------------------------------------------------
 Earnings before income taxes                                         423,917           332,776          337,603
 Income taxes                                                         133,311           105,603          111,624
 -------------------------------------------------------------------------------------------------------------------
 Net earnings                                                      $  290,606        $  227,173       $  225,979
 ===================================================================================================================
 Net earnings per share:
    Basic                                                          $     1.85        $     1.39       $     1.33
    Diluted                                                        $     1.78        $     1.34       $     1.27
 ===================================================================================================================
 Average number of common shares outstanding:
    Basic                                                             156,700           163,500          170,300
    Diluted                                                           163,400           169,700          177,400
 ===================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

 -------------------------------------------------------------------------------------------------------------------
 (In thousands)                                                      May 29, 2005              May 30, 2004
 -------------------------------------------------------------------------------------------------------------------
                            ASSETS
 Current assets:
    Cash and cash equivalents                                        $     42,801               $    36,694
    Receivables                                                            36,510                    30,258
    Inventories                                                           235,444                   198,781
    Prepaid expenses and other current assets                              28,927                    25,316
    Deferred income taxes                                                  63,584                    55,258
 -------------------------------------------------------------------------------------------------------------------
        Total current assets                                         $    407,266               $   346,307
 Land, buildings and equipment, net                                     2,351,454                 2,250,616
 Other assets                                                             179,051                   183,425
 -------------------------------------------------------------------------------------------------------------------
        Total assets                                                 $  2,937,771               $ 2,780,348
 ===================================================================================================================

             LIABILITIES AND STOCKHOLDERS' EQUITY
 Current liabilities:
    Accounts payable                                                 $    191,197               $   174,624
    Short-term debt                                                            --                    14,500
    Accrued payroll                                                       114,602                   103,327
    Accrued income taxes                                                   52,404                    48,753
    Other accrued taxes                                                    43,825                    38,440
    Unearned revenues                                                      88,472                    75,513
    Current portion of long-term debt                                     299,929                        --
    Other current liabilities                                             254,178                   228,324
 -------------------------------------------------------------------------------------------------------------------
        Total current liabilities                                    $  1,044,607               $   683,481
 Long-term debt, less current portion                                     350,318                   653,349
 Deferred income taxes                                                    114,846                   132,690
 Deferred rent                                                            130,872                   122,879
 Other liabilities                                                         24,109                    12,661
 -------------------------------------------------------------------------------------------------------------------
        Total liabilities                                            $  1,664,752               $ 1,605,060
 -------------------------------------------------------------------------------------------------------------------
 Stockholders' equity:
    Common stock and surplus, no par value.  Authorized
      500,000 shares; issued 271,102 and 264,907 shares,
        respectively; outstanding 154,391 and 158,431 shares,
        respectively                                                 $  1,703,336               $ 1,584,115
    Preferred stock, no par value.  Authorized 25,000 shares;
      none issued and outstanding                                              --                        --
    Retained earnings                                                   1,405,754                 1,127,653
    Treasury stock, 116,711 and 106,476 shares,
      at cost, respectively                                            (1,784,835)               (1,483,768)
    Accumulated other comprehensive income (loss)                          (8,876)                  (10,173)
    Unearned compensation                                                 (41,685)                  (41,401)
    Officer notes receivable                                                 (675)                   (1,138)
 -------------------------------------------------------------------------------------------------------------------
        Total stockholders' equity                                   $  1,273,019               $ 1,175,288
 -------------------------------------------------------------------------------------------------------------------
        Total liabilities and stockholders' equity                   $  2,937,771               $ 2,780,348
 ===================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

--------------------------------------------------------------------------------------------------------------------------------
                                             Common                           Accumulated                Officer      Total
                                              Stock                              Other
                                               and      Retained   Treasury  Comprehensive   Unearned     Notes    Stockholders'
(In thousands, except per share data)        Surplus    Earnings     Stock   Income (Loss) Compensation Receivable    Equity
--------------------------------------------------------------------------------------------------------------------------------
Balance at May 26, 2002                   $1,474,054 $  700,986  $(1,044,915)   $(12,414)    $(46,108)    $(1,997)   $1,069,606
--------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net earnings                                   --    225,979           --          --           --          --       225,979
   Other comprehensive income (loss):
       Foreign currency adjustment                --         --           --       1,995           --          --         1,995
       Change in fair value of derivatives,
         net of tax of  $0                        --         --           --           2           --          --             2
       Minimum pension liability
         adjustment,net of tax benefit
           of $141                                --         --           --        (229)          --          --          (229)
                                                                                                                     -----------
           Total comprehensive income                                                                                   227,747
Cash dividends declared ($0.08 per share)         --    (13,501)         --           --           --          --       (13,501)
Stock option exercises (3,133 shares)         27,261         --        1,652          --           --          --        28,913
Issuance of restricted stock (148 shares),
  net of forfeiture adjustments                4,429         --          600          --       (5,029)         --            --
Earned compensation                               --         --           --          --        3,579          --         3,579
ESOP note receivable repayments                   --         --           --          --        4,710          --         4,710
Income tax benefits credited to equity        16,385         --           --          --           --          --        16,385
Purchases of common stock for treasury
  (10,746 shares)                                 --         --     (213,311)         --           --          --      (213,311)
Issuance of treasury stock under Employee
  Stock Purchase Plan and other plans
    (280 shares)                               3,828         --        1,681          --           --          --         5,509
Repayment of officer notes, net                   --         --           --          --           --         418           418
--------------------------------------------------------------------------------------------------------------------------------
Balance at May 25, 2003                   $1,525,957 $  913,464  $(1,254,293)   $(10,646)    $(42,848)    $(1,579)   $1,130,055
--------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net earnings                                   --    227,173           --          --           --          --       227,173
   Other comprehensive income (loss):
       Foreign currency adjustment                --         --           --         337           --          --           337
       Change in fair value of derivatives,
           net of tax of  $51                     --         --           --         205           --          --           205
       Minimum pension liability
         adjustment,net of tax benefit
           of $45                                 --         --           --         (69)          --          --           (69)
                                                                                                                      ----------
       Total comprehensive income                                                                                       227,646
Cash dividends declared ($0.08 per share)         --    (12,984)          --          --           --          --       (12,984)
Stock option exercises (3,464 shares)         30,972         --        3,685          --           --          --        34,657
Issuance of restricted stock (409 shares),
  net of forfeiture adjustments                7,605         --          173          --       (7,778)         --            --
Earned compensation                               --         --           --          --        4,198          --         4,198
ESOP note receivable repayments                   --         --           --          --        5,027          --         5,027
Income tax benefits credited to equity        15,650         --           --          --           --          --        15,650
Purchases of common stock for treasury
   (10,749 shares)                                --         --     (235,462)         --           --          --      (235,462)
Issuance of treasury stock under Employee
   Stock Purchase Plan and other plans
     (357 shares)                              3,931         --        2,129          --           --          --         6,060

Repayment of officer notes                        --         --           --          --           --         441           441
--------------------------------------------------------------------------------------------------------------------------------
Balance at May 30, 2004                   $1,584,115 $1,127,653  $(1,483,768)   $(10,173)    $(41,401)    $(1,138)   $1,175,288
--------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net earnings                                   --    290,606           --          --           --          --       290,606
   Other comprehensive income (loss):
       Foreign currency adjustment                --         --           --       1,450           --          --         1,450
       Change in fair value of derivatives,
           net of tax of $1,503                   --         --           --        (243)          --          --          (243)
       Minimum pension liability
           adjustment,net of tax benefit
              of $56                              --         --           --          90           --          --            90
                                                                                                                       --------
         Total comprehensive income                                                                                     291,903
Cash dividends declared ($0.08 per share)         --    (12,505)         --           --           --          --       (12,505)
Stock option exercises (6,615 shares)         62,464         --        7,081          --           --          --        69,545
Issuance of restricted stock (378 shares),
  net of forfeiture adjustments                9,535         --           --          --       (9,535)         --            --
Earned compensation                               --         --           --          --        7,464          --         7,464
ESOP note receivable repayments                   --         --           --          --        3,393          --         3,393
Income tax benefits credited to equity        42,996         --           --          --           --          --        42,996
Purchases of common stock for treasury
   (11,343 shares)                                --         --     (311,686)         --           --          --      (311,686)
Issuance of treasury stock under Employee
   Stock Purchase Plan and other plans
      (296 shares)                             4,226         --        1,932          --           --          --         6,158
Issuance of treasury stock under Employee
  Stock Ownership Plan (50 shares)                --         --        1,606          --       (1,606)         --            --
Repayment of officer notes                        --         --           --          --           --         463           463
--------------------------------------------------------------------------------------------------------------------------------
Balance at May 29, 2005                   $1,703,336 $1,405,754  $(1,784,835)   $ (8,876)    $(41,685)    $  (675)   $1,273,019
================================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                Fiscal Year Ended
 -------------------------------------------------------------------------------------------------------------------
 (In thousands)                                                  May 29, 2005     May 30, 2004      May 25, 2003
 -------------------------------------------------------------------------------------------------------------------

 Cash flows - operating activities
    Net earnings                                                   $ 290,606         $ 227,173        $ 225,979
    Adjustments to reconcile net earnings to cash flows:
      Depreciation and amortization                                  213,219           210,004          191,218
      Asset impairment charges, net                                    4,549            40,756            4,282
      Restructuring charge (credit)                                       --             1,112             (358)
      Amortization of unearned compensation and loan costs            11,041             7,599            6,901
      Change in current assets and liabilities                        28,967             2,207           36,046
      Contribution to defined benefit pension plans and
         postretirement plan                                            (575)             (257)         (20,203)
      Loss on disposal of land, buildings and equipment                1,164               104            2,456
      Change in cash surrender value of trust-owned life
         insurance                                                    (3,451)           (6,106)           2,441
      Deferred income taxes                                          (24,722)           16,688           32,026
      Change in deferred rent                                          7,993             7,583           10,098
      Change in other liabilities                                     11,920             1,490            1,051
      Income tax benefits credited to equity                          42,996            15,650           16,385
      Non-cash compensation expense                                    1,006               861              758
      Other, net                                                      (1,471)              547             (445)
 -------------------------------------------------------------------------------------------------------------------
          Net cash provided by operating activities                $ 583,242         $ 525,411        $ 508,635
 -------------------------------------------------------------------------------------------------------------------
 Cash flows - investing activities
    Purchases of land, buildings and equipment                      (329,238)         (354,326)        (423,273)
    Increase in other assets                                          (1,931)           (5,128)          (8,100)
    Purchase of trust-owned life insurance                                --                --           (6,000)
    Proceeds from disposal of land, buildings and equipment           18,028            16,197            7,641
    Proceeds from maturities of short-term investments                    --                --           10,000
 -------------------------------------------------------------------------------------------------------------------
          Net cash used in investing activities                    $(313,141)        $(343,257)       $(419,732)
 -------------------------------------------------------------------------------------------------------------------
 Cash flows - financing activities
    Proceeds from issuance of common stock                            74,697            39,856           33,664
    Dividends paid                                                   (12,505)          (12,984)         (13,501)
    Purchases of treasury stock                                     (311,686)         (235,462)        (213,311)
    ESOP note receivable repayments                                    3,393             5,027            4,710
    (Decrease) increase in short-term debt                           (14,500)           14,500               --
    Repayment of long-term debt                                       (3,393)           (5,027)          (4,710)
 -------------------------------------------------------------------------------------------------------------------
          Net cash used in financing activities                    $(263,994)        $(194,090)       $(193,148)
 -------------------------------------------------------------------------------------------------------------------
 Increase (decrease) in cash and cash equivalents                      6,107           (11,936)        (104,245)
 Cash and cash equivalents - beginning of year                        36,694            48,630          152,875
 -------------------------------------------------------------------------------------------------------------------
 Cash and cash equivalents - end of year                           $  42,801         $  36,694        $  48,630
 ===================================================================================================================
 Cash flows from changes in current assets and liabilities
    Receivables                                                       (5,533)             (279)              66
    Inventories                                                      (36,663)          (25,137)          (1,231)
    Prepaid expenses and other current assets                         (4,463)             (190)          (8,523)
    Accounts payable                                                  16,573            (1,027)          15,927
    Accrued payroll                                                   11,275            17,352           (1,961)
    Accrued income taxes                                               3,651           (19,222)            (529)
    Other accrued taxes                                                5,385             3,371            4,595
    Unearned revenues                                                 12,959             2,815           16,066
    Other current liabilities                                         25,783            24,524           11,636
 -------------------------------------------------------------------------------------------------------------------
               Change in current assets and liabilities            $  28,967         $   2,207        $  36,046
 ===================================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations and Principles of Consolidation
The consolidated financial statements include the operations of Darden Restaurants, Inc. and its wholly owned subsidiaries. We own and operate various restaurant concepts located in the United States and Canada, with no franchising. We also license 37 restaurants in Japan. All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year
Our fiscal year ends on the last Sunday in May. Fiscal 2005 and 2003 both consisted of 52 weeks of operation. Fiscal 2004 consisted of 53 weeks of operation.

Cash Equivalents
Cash equivalents include highly liquid investments such as U.S. treasury bills, taxable municipal bonds and money market funds that have a maturity of three months or less. Amounts receivable from credit card companies are also considered cash equivalents because they are both short-term and highly liquid in nature and are typically converted to cash within three days of the sales transaction.

Inventories
Inventories consist of food and beverages, and are valued at the lower of weighted-average cost or market.

Land, Buildings and Equipment
Land, buildings and equipment are recorded at cost less accumulated depreciation. Repair and maintenance costs incurred to maintain the appearance and functionality of the land, buildings and equipment that do not extend its useful life or that are less than $1 are expensed as incurred. Building components are depreciated over estimated useful lives ranging from seven to 40 years using the straight-line method. Leasehold improvements, which are reflected on our consolidated balance sheets as a component of buildings, are amortized over the lesser of the expected lease term, including cancelable option periods, or the estimated useful lives of the related assets using the straight-line method. Equipment is depreciated over estimated useful lives ranging from two to ten years also using the straight-line method. Accelerated depreciation methods are generally used for income tax purposes. Depreciation and amortization expense associated with buildings and equipment amounted to $206,552, $203,349 and $184,963, in fiscal 2005, 2004 and 2003, respectively. In fiscal 2005, 2004 and 2003, we had losses on disposal of land, buildings and equipment of $1,164, $104 and $2,456, respectively, which were included in selling, general and administrative expenses.

Capitalized Software Costs
Capitalized software, which is a component of other assets, is recorded at cost less accumulated amortization. Capitalized software is amortized using the straight-line method over estimated useful lives ranging from three to ten years. The cost of capitalized software at May 29, 2005 and May 30, 2004, amounted to $51,292 and $46,629, respectively. Accumulated amortization as of May 29, 2005 and May 30, 2004 amounted to $19,877 and $14,301, respectively. Amortization expense associated with capitalized software amounted to $6,667, $6,655 and $6,255, in fiscal 2005, 2004 and 2003, respectively.

Trust-Owned Life Insurance
In August 2001, we caused a trust that we previously had established to purchase life insurance policies covering certain of our officers and other key employees (trust-owned life insurance or TOLI). The trust is the owner and sole beneficiary of the TOLI policies. The policies were purchased to offset a portion of our obligations under our non-qualified deferred compensation plan. The cash surrender value of the policies is included in other assets while changes in cash surrender value are included in selling, general and administrative expenses.

Liquor Licenses
The costs of obtaining non-transferable liquor licenses that are directly issued by local government agencies for nominal fees are expensed as incurred. The costs of purchasing transferable liquor licenses through open markets in jurisdictions with a limited number of authorized liquor licenses are capitalized. Annual liquor license renewal fees are expensed.

Impairment of Long-Lived Assets
Land, buildings and equipment and certain other assets, including capitalized software costs and liquor licenses, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the assets. Identifiable cash flows are measured at the lowest level for which they are largely independent of the cash flows of other groups of assets and liabilities, generally at the restaurant level. If such assets are determined to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Fair value is generally determined based on appraisals or sales prices of comparable assets. Restaurant sites and certain other assets to be disposed of are reported at the lower of their carrying amount or fair value, less estimated costs to sell. Restaurant sites and certain other assets to be disposed of are included in assets held for disposal when certain criteria are met. These criteria include the requirement that the likelihood of disposing of these assets within one year is probable. Assets whose disposal is not probable within one year remain in land, buildings and equipment until their disposal is probable within one year.

Insurance Accruals
Through the use of insurance program deductibles and self-insurance, we retain a significant portion of expected losses under our workers' compensation, employee medical and general liability programs. However, we carry insurance for individual claims that generally exceed $250 for workers' compensation and general liability claims. Accrued liabilities have been recorded based on our estimates of the anticipated ultimate costs to settle all claims, both reported and unreported.

Revenue Recognition
Revenue from restaurant sales is recognized when food and beverage products are sold. Unearned revenues represent our liability for gift cards and certificates that have been sold but not yet redeemed and are recorded at their expected redemption value. When the gift cards and certificates are redeemed, we recognize restaurant sales and reduce unearned revenues.

Food and Beverage Costs
Food and beverage costs include inventory, warehousing and related purchasing and distribution costs. Vendor allowances received in connection with the purchase of a vendor's products are recognized as a reduction of the related food and beverage costs as earned. These allowances are recognized as earned in accordance with the underlying agreement with the vendor and completion of the earning process. Vendor agreements are generally for a period of one year or more and payments received are initially recorded as long-term liabilities. Amounts which are expected to be earned within one year are recorded as a current liability.

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

Derivative Instruments and Hedging Activities
We use financial and commodities derivatives to manage interest rate, compensation and commodities pricing risks inherent in our business operations. Our use of derivative instruments is currently limited to interest rate hedges, equity forwards contracts and commodities futures contracts. These instruments are structured as hedges of forecasted transactions or the variability of cash flows to be paid related to a recognized asset or liability (cash flow hedges). No derivative instruments are entered into for trading or speculative purposes. All derivatives are recognized on the balance sheet at fair value. On the date the derivative contract is entered into, we document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking the various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific assets and liabilities on the consolidated balance sheet or to specific forecasted transactions. We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

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

Operating Leases
We recognize rent expense on a straight-line basis over the expected lease term, including cancelable option periods when it is deemed to be reasonably assured that we would incur an economic penalty for not exercising the options. Within the provisions of certain of our leases, there are rent holidays and/or escalations in payments over the base lease term, as well as renewal periods. The effects of the holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes cancelable option periods when it is deemed to be reasonably assured that we would incur an economic penalty for not exercising the option. The lease term commences on the date when we have the right to control the use of the leased property, which is typically before rent payments are due under the terms of the lease. Many of our leases have renewal periods totaling five to 20 years, exercisable at our option and require payment of property taxes, insurance and maintenance costs in addition to the rent payments. Percentage rent expense is generally based on sales levels and is accrued at the point in time we determine that it is probable that such sales levels will be achieved.

Pre-Opening  Expenses
Non-capital expenditures associated with opening new restaurants are expensed as incurred.

Advertising
Production costs of commercials are charged to operations in the fiscal period the advertising is first aired. The costs of programming and other advertising, promotion and marketing programs are charged to operations in the fiscal period incurred. Advertising expense amounted to $214,608, $210,989 and $200,020, in fiscal 2005, 2004 and 2003, respectively.

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

Had we determined compensation expense for our stock options based on the fair value at the grant date as prescribed under SFAS No. 123, our net earnings and net earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                                   Fiscal Year
 -------------------------------------------------------------------------------------------------------------------
                                                                          2005            2004           2003
 -------------------------------------------------------------------------------------------------------------------


 Net earnings, as reported                                             $ 290,606      $ 227,173       $225,979
    Add:  Stock-based compensation expense included in
        reported net earnings, net of related tax effects                  5,134          3,158          2,642
    Deduct:  Total stock-based compensation expense
        determined under fair value based method for all
        awards, net of related tax effects                               (22,719)       (17,980)       (19,801)
                                                                     -----------------------------------------------
    Pro forma                                                          $ 273,021      $ 212,351       $208,820
                                                                    ===============================================
 Basic net earnings per share
    As reported                                                        $    1.85      $    1.39       $   1.33
    Pro forma                                                          $    1.74      $    1.30       $   1.23
 Diluted net earnings per share
    As reported                                                        $    1.78      $    1.34       $   1.27
    Pro forma                                                          $    1.67      $    1.25       $   1.18
 ===================================================================================================================

To determine pro forma net earnings, reported net earnings have been adjusted for compensation expense associated with stock options granted that are expected to eventually vest. The preceding pro forma results were determined using the Black Scholes option-pricing model, which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, expected dividend payments and the risk-free interest rate over the expected life of the option. The dividend yield was calculated by dividing the current annualized dividend by the option exercise price for each grant. The expected volatility was determined considering stock prices for the fiscal year the grant occurred and prior fiscal years, as well as considering industry volatility data. The risk-free interest rate was the rate available on zero coupon U.S. government obligations with a term equal to the expected life of each grant. The expected life of the option was estimated based on the exercise history from previous grants.

The weighted-average assumptions used in the Black Scholes model were as follows:

                                                                                  Stock Options
                                                                             Granted in Fiscal Year
 -------------------------------------------------------------------------------------------------------------------
                                                                      2005             2004              2003
 -------------------------------------------------------------------------------------------------------------------
 Risk-free interest rate                                               3.75%             2.62%            4.37%
 Expected volatility of stock                                          30.0%             30.0%            30.0%
 Dividend yield                                                         0.3%              0.2%             0.2%
 Expected option life                                              6.0 years         6.0 years        6.0 years
 ===================================================================================================================

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

Net Earnings Per Share
Basic net earnings per share are computed by dividing net earnings by the weighted-average number of common shares outstanding for the reporting period. Diluted net earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Outstanding stock options and restricted stock granted by us represent the only dilutive effect reflected in diluted weighted-average shares outstanding. Options and restricted stock do not impact the numerator of the diluted net earnings per share computation.

Options to purchase 2,680,412 shares, 4,643,389 shares and 3,952,618 shares of common stock were excluded from the calculation of diluted net earnings per share for fiscal 2005, 2004 and 2003, respectively, because their exercise prices exceeded the average market price of common shares for the period.

Comprehensive Income (Loss)
Comprehensive income (loss) includes net earnings and other comprehensive income
(loss) items that are excluded from net earnings under accounting principles generally accepted in the United States of America. Other comprehensive income
(loss) items include foreign currency translation adjustments, the effective unrealized portion of changes in the fair value of cash flow hedges and amounts associated with minimum pension liability adjustments.

Foreign Currency
The Canadian  dollar is the  functional  currency  for our  Canadian  restaurant operations. Assets and liabilities denominated in Canadian dollars are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. Translation gains and losses are reported as a separate component of accumulated other comprehensive income
(loss) in stockholders' equity. Aggregate cumulative translation losses were $8,724 and $10,174 at May 29, 2005 and May 30, 2004, respectively. Losses from foreign currency transactions, which amounted to $18, $53 and $105, are included in the consolidated statements of earnings for fiscal 2005, 2004 and 2003, respectively.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting
As of May 29, 2005, we operated 1,381 Red Lobster, Olive Garden, Bahama Breeze, Smokey Bones Barbeque & Grill and Seasons 52 restaurants in North America as operating segments. The restaurants operate principally in the U.S. within the casual dining industry, providing similar products to similar customers. The restaurants also possess similar pricing structures, resulting in similar long-term expected financial performance characteristics. Revenues from external customers are derived principally from food and beverage sales. We do not rely on any major customers as a source of revenue. We believe we meet the criteria for aggregating our operating segments into a single reporting segment.

Future Application of Accounting Standards
In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, "Inventory Costs." SFAS No. 151 clarifies the accounting for abnormal amounts of idle facilities expense, freight, handling costs and wasted material. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not believe the adoption of SFAS No. 151 will have a material impact on our financial statements.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-Monetary Assets." SFAS No. 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS No. 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not believe the adoption of SFAS No. 153 will have a material impact on our financial statements.

In December 2004, the FASB issued SFAS No. 123 (Revised), "Share-Based Payment." SFAS No. 123R revises SFAS No. 123, "Accounting for Stock-Based Compensation" and generally requires the cost associated with employee services received in exchange for an award of equity instruments be measured based on the grant-date fair value of the award and recognized in the financial statements over the period during which employees are required to provide service in exchange for the award. SFAS No. 123R also provides guidance on how to determine the grant-date fair value for awards of equity instruments as well as alternative methods of adopting its requirements. SFAS No. 123R is effective for annual reporting periods beginning after June 15, 2005. As disclosed in Note 1, based on the current assumptions and calculations used, had we recognized compensation expense based on the fair value of awards of equity instruments, net earnings would have been reduced by approximately $17,585, $14,822 and $17,159 for fiscal 2005, 2004 and 2003, respectively. We have not yet determined the method of adoption or the effect of adopting SFAS No. 123R and have not determined whether the adoption will result in future amounts similar to the current pro forma disclosures under SFAS No. 123.

NOTE 2 - ACCOUNTS RECEIVABLE

Our accounts receivable is primarily comprised of receivables from national storage and distribution companies with which we contract to provide services that are billed to us on a per-case basis. In connection with these services, certain of our inventory items are conveyed to these storage and distribution companies to transfer ownership and risk of loss prior to delivery of the inventory to our restaurants. We reacquire these items when the inventory is subsequently delivered to our restaurants. These transactions do not impact the consolidated statements of earnings. Receivables from national storage and distribution companies amounted to $20,296 and $20,276 at May 29, 2005 and May 30, 2004, respectively. The allowance for doubtful accounts associated with all of our receivables amounted to $400 and $350 at May 29, 2005 and May 30, 2004, respectively.

NOTE 3 - RESTRUCTURING AND ASSET IMPAIRMENT ACTIVITIES

Asset impairment charges related to the decision to relocate or rebuild certain restaurants amounted to $900, $5,667 and $4,876 in fiscal 2005, 2004 and 2003, respectively. Asset impairment credits related to assets sold that were previously impaired amounted to $2,786, $1,437 and $594 in fiscal 2005, 2004 and 2003, respectively. During fiscal 2005, we also recorded charges of $6,407 for the write-down of carrying value of two Olive Garden restaurants, one Red Lobster restaurant and one Smokey Bones restaurant. The Smokey Bones restaurant was closed subsequent to fiscal 2005 while the two Olive Garden restaurants and one Red Lobster restaurant continued to operate. All impairment amounts are included in asset impairment and restructuring charges in the consolidated statements of earnings.

During fiscal 2004, we recorded pre-tax asset impairment charges of $36,526 for long-lived asset impairments associated with the closing of six Bahama Breeze restaurants and the write-down of the carrying value of four other Bahama Breeze restaurants, one Olive Garden restaurant and one Red Lobster restaurant, which continued to operate. We also recorded a restructuring charge of $1,112 primarily related to severance payments made to certain restaurant employees and exit costs associated with the closing of the six Bahama Breeze restaurants in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Below is a summary of the restructuring costs for fiscal 2005:

                                      Balance at May                                            Balance at
                                         29, 2004          Additions          Cash Payments     May 30, 2005
-------------------------------------------------------------------------------------------------------------
One-time termination benefits          $    49           $     --              $   (49)          $   --
Lease termination costs                     --                 --                   --               --
Other exit costs                           311                 --                 (311)              --
-------------------------------------------------------------------------------------------------------------
                                       $   360           $     --              $  (360)          $   --
=============================================================================================================

The results of operations for all restaurants closed in fiscal 2005, 2004 and 2003 are not material to our consolidated results of operations and, therefore, have not been presented as discontinued operations.

NOTE 4 - LAND, BUILDINGS AND EQUIPMENT, NET

The components of land, buildings and equipment, net, are as follows:

                                                May 29, 2005       May 30, 2004
 -------------------------------------------------------------------------------
 Land                                           $   565,965         $   545,191
 Buildings                                        2,306,342           2,138,376
 Equipment                                        1,036,143           1,008,133
 Construction in progress                           107,750              87,655
 -------------------------------------------------------------------------------
 Total land, buildings and equipment              4,016,200           3,779,355
 Less accumulated depreciation                   (1,664,746)         (1,528,739)
 -------------------------------------------------------------------------------
 Net land, buildings, and equipment, net        $ 2,351,454         $ 2,250,616
 ===============================================================================

NOTE 5 - OTHER ASSETS

The components of other assets are as follows:

                                             May 29, 2005          May 30, 2004
 -------------------------------------------------------------------------------
 Prepaid pension costs                          $  63,475             $  67,077
 Trust-owned life insurance                        43,873                40,422
 Capitalized software costs, net                   31,165                32,328
 Liquor licenses                                   24,570                22,201
 Prepaid interest and loan costs                    8,008                12,396
 Miscellaneous                                      7,960                 9,001
 -------------------------------------------------------------------------------
 Total other assets                             $ 179,051             $ 183,425
 ===============================================================================

NOTE 6 - SHORT-TERM DEBT

Short-term debt at May 29, 2005 and May 30, 2004, consisted of $0 and $14,500, respectively, of unsecured commercial paper borrowings with original maturities of one month or less. The debt bore an interest rate of 1.09 percent at May 30, 2004.

NOTE 7 - OTHER CURRENT LIABILITIES

The components of other current liabilities are as follows:

                                             May 29, 2005          May 30, 2004
 -------------------------------------------------------------------------------
 Employee benefits                             $134,272              $115,083
 Sales and other taxes                           39,011                40,122
 Insurance                                       35,938                38,254
 Miscellaneous                                   34,458                24,388
 Accrued interest                                10,499                10,477
 -------------------------------------------------------------------------------
 Total other current liabilities               $254,178              $228,324
 ===============================================================================

NOTE 8 - LONG-TERM DEBT

The components of long-term debt are as follows:

                                                                            May 29, 2005          May 30, 2004
 -------------------------------------------------------------------------------------------------------------------
 8.375% senior notes due September 2005                                        $ 150,000            $  150,000
 6.375% notes due February 2006                                                  150,000               150,000
 5.75% medium-term notes due March 2007                                          150,000               150,000
 7.45% medium-term notes due April 2011                                           75,000                75,000
 7.125% debentures due February 2016                                             100,000               100,000
 ESOP loan with variable rate of interest (3.42%
   at May 29, 2005) due December 2018                                             26,010                29,403
 -------------------------------------------------------------------------------------------------------------------
 Total long-term debt                                                            651,010               654,403
 Less issuance discount                                                             (763)               (1,054)
 -------------------------------------------------------------------------------------------------------------------
 Total long-term debt less issuance discount                                     650,247               653,349
 Less current portion                                                           (299,929)                   --
 -------------------------------------------------------------------------------------------------------------------
 Long-term debt, excluding current portion                                     $ 350,318            $  653,349
 ===================================================================================================================

In July 2000, we registered $500,000 of debt securities with the Securities and Exchange Commission (SEC) using a shelf registration process. Under this process, we may offer, from time to time, up to an aggregate of $500,000 of debt securities. In September 2000, we issued $150,000 of unsecured 8.375 percent senior notes due in September 2005. The senior notes rank equally with all of our other unsecured and unsubordinated debt and will be senior in right of payment to any future subordinated debt we may issue. In April 2001, we issued $75,000 of unsecured 7.45 percent medium-term notes due in April 2011. In March 2002, we issued $150,000 of unsecured 5.75 percent medium-term notes due in March 2007. At May 29, 2005, our shelf registration provides for the issuance of an additional $125,000 of unsecured debt securities.

In January 1996, we issued $150,000 of unsecured 6.375 percent notes due in February 2006 and $100,000 of unsecured 7.125 percent debentures due in February 2016. Concurrent with the issuance of the notes and debentures, we terminated, and settled for cash, interest-rate swap agreements with notional amounts totaling $200,000, which hedged the movement of interest rates prior to the issuance of the notes and debentures. The cash paid in terminating the interest-rate swap agreements is being amortized to interest expense over the life of the notes and debentures. The effective annual interest rate is 7.57 percent for the notes and 7.82 percent for the debentures, after consideration of loan costs, issuance discounts and interest-rate swap termination costs.

We also maintain a credit facility that expires in October 2008, with a consortium of banks under which we can borrow up to $400,000. The credit facility allows us to borrow at interest rates that vary based on a spread over
(i) LIBOR or (ii) a base rate that is the higher of the prime rate, or one-half of one percent above the federal funds rate, at our option. The interest rate spread over LIBOR is determined by our debt rating. The credit facility supports our commercial paper borrowing program. We are required to pay a facility fee of
12.5 basis points per annum on the average daily amount of loan commitments by the consortium. The amount of interest and the annual facility fee are subject to change based on our maintenance of certain debt ratings and financial ratios, such as maximum debt to capital ratios. Advances under the credit facility are unsecured. At May 29, 2005 and May 30, 2004, no borrowings were outstanding and we were in compliance with the covenants under this credit facility.

The aggregate maturities of long-term debt for each of the five fiscal years subsequent to May 29, 2005, and thereafter are $300,000 in 2006, $150,000 in 2007, $0 in 2008, 2009 and 2010 and $201,010 thereafter.

NOTE 9 - DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We use interest rate related derivative instruments to manage our exposure on debt instruments, as well as commodities derivatives to manage our exposure to commodity price fluctuations. We also use equity related derivative instruments to manage our exposure on cash compensation arrangements indexed to the market price of our common stock. By using these instruments, we expose ourselves, from time to time, to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. We minimize this credit risk by entering into transactions with high quality counterparties. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, commodity prices, or market price of our common stock. We minimize this market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Futures Contracts and Commodity Swaps
During fiscal 2005 and 2004, we entered into futures contracts and commodity swaps to reduce the risk of natural gas price fluctuations. To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives' fair value are not included in current earnings but are reported as accumulated other comprehensive income (loss). These changes in fair value are subsequently reclassified into earnings when the natural gas is purchased and used by us in our operations. Net losses of $311 and $439 related to these derivatives were recognized in earnings during fiscal 2005 and 2004, respectively. The fair value of these contracts was a net gain of $60 at May 29, 2005 and is expected to be reclassified from accumulated other comprehensive income (loss) into restaurant expenses during the next nine months. To the extent these derivatives are not effective, changes in their fair value are immediately recognized in current earnings. Outstanding derivatives are included in other current assets or other current liabilities.

At May 29, 2005, the maximum length of time over which we are hedging our exposure to the variability in future natural gas cash flows is 12 months. No gains or losses were reclassified into earnings during fiscal 2005 or fiscal 2004 as a result of the discontinuance of natural gas cash flow hedges.

Interest Rate Lock Agreement
During fiscal 2002, we entered into a treasury interest rate lock agreement (treasury lock) to hedge the risk that the cost of a future issuance of fixed-rate debt may be adversely affected by interest rate fluctuations. The treasury lock, which had a $75,000 notional principal amount of indebtedness, was used to hedge a portion of the interest payments associated with $150,000 of debt subsequently issued in March 2002. The treasury lock was settled at the time of the related debt issuance with a net gain of $267 being recognized in other comprehensive income (loss). The net gain on the treasury lock is being amortized into earnings as an adjustment to interest expense over the same period in which the related interest costs on the new debt issuance are being recognized in earnings. Annual amortization of $53 was recognized in earnings as an adjustment to interest expense during fiscal 2005, 2004 and 2003. It is expected that $53 of this gain will be recognized in earnings as an adjustment to interest expense during the next 12 months.

Interest Rate Swaps
During fiscal 2005 and 2004, we entered into interest rate swap agreements (swaps) to hedge the risk of changes in interest rates of a future issuance of fixed-rate debt. The swaps, which have a $100,000 notional principal amount of indebtedness, will be used to hedge the interest payments associated with a forecasted issuance of debt in fiscal 2006. To the extent the swaps are effective in offsetting the variability of the hedged cash flows, changes in the fair value of the swaps are not included in current earnings but are reported as accumulated other comprehensive income (loss). The accumulated gain or loss at the swap settlement date will be amortized into earnings as an adjustment to interest expense over the same period in which the related interest costs on the new debt issuance are recognized in earnings. The fair value of the swaps at May 29, 2005 was a loss of $3,131 and is included in accumulated other comprehensive income (loss) at May 29, 2005. No amounts were recognized in earnings during fiscal 2005 and fiscal 2004.

We had interest rate swaps with a notional amount of $200,000, which we used to convert variable rates on our long-term debt to fixed rates effective May 30, 1995. We received the one-month commercial paper interest rate and paid fixed-rate interest ranging from 7.51 percent to 7.89 percent. The interest rate swaps were settled during January 1996 at a cost to us of $27,670. This cost is being recognized as an adjustment to interest expense over the term of our 10-year, 6.375 percent notes and 20-year, 7.125 percent debentures (see Note 8).

Equity Forwards
During fiscal 2005, we entered into equity forward contracts to hedge the risk of changes in future cash flows associated with the unvested unrecognized Darden stock units granted during the first quarter of fiscal 2005 (see Note 16). The equity forward contracts will be settled at the end of the vesting periods of their underlying Darden stock units, which range between four and five years. The equity forward contracts, which are indexed to 200,000 shares of our common stock, have a $3,904 notional amount and can only be net settled in cash. The equity forward contracts are used to hedge the variability in cash flows associated with the unvested unrecognized Darden stock units. To the extent the equity forward contracts are effective in offsetting the variability of the hedged cash flows, changes in the fair value of the equity forward contracts are not included in current earnings but are reported as accumulated other comprehensive income (loss). A deferred gain of $2,185 related to the equity forward contracts was recognized in accumulated other comprehensive income
(loss) at May 29, 2005. As the Darden stock units vest, we will effectively de-designate that portion of the equity forward contract that no longer qualifies for hedge accounting and changes in fair value associated with that portion of the equity forward contract will be recognized in current earnings. A gain of $471 was recognized in earnings as a component of restaurant labor during fiscal 2005.

NOTE 10 - FINANCIAL INSTRUMENTS

The fair values of cash equivalents, accounts receivable, accounts payable and short-term debt approximate their carrying amounts due to their short duration.

The carrying value and fair value of long-term debt at May 29, 2005 was $650,247 and $686,040, respectively. The carrying value and fair value of long-term debt at May 30, 2004 was $653,349 and $700,383, respectively. The fair value of long-term debt is determined based on market prices or, if market prices are not available, the present value of the underlying cash flows discounted at our incremental borrowing rates.

NOTE 11 - STOCKHOLDERS' EQUITY

Treasury Stock
Our Board of Directors has authorized us to repurchase up to 137.4 million shares of our common stock. In fiscal 2005, 2004 and 2003, we purchased treasury stock totaling $311,686, $235,462 and $213,311, respectively. At May 29, 2005, a total of 120.6 million shares have been repurchased under the authorization. The repurchased common stock is reflected as a reduction of stockholders' equity.

Stock Purchase/Loan Program
We have share ownership guidelines for our officers. To assist them in meeting these guidelines, we implemented the 1998 Stock Purchase/Option Award Loan Program (Loan Program) in conjunction with our Stock Option and Long-Term Incentive Plan of 1995. The Loan Program provided loans to our officers and awarded two options for every new share purchased, up to a maximum total share value equal to a designated percentage of the officer's base compensation. Loans are full recourse and interest bearing, with a maximum principal amount of 75 percent of the value of the stock purchased. The stock purchased is held on deposit with us until the loan is repaid. The interest rate for loans under the Loan Program is fixed and is equal to the applicable federal rate for mid-term loans with semi-annual compounding for the month in which the loan originates. Interest is payable on a weekly basis. Loan principal is payable in installments with 25 percent, 25 percent and 50 percent of the total loan due at the end of the fifth, sixth and seventh years of the loan. Effective July 30, 2002, and in compliance with the Sarbanes-Oxley Act of 2002, we no longer issue new loans under the Loan Program. We account for outstanding officer notes receivable as a reduction of stockholders' equity.

Stockholders' Rights Plan
Under our Rights Agreement dated as of May 16, 2005, each share of our common stock has associated with it one right to purchase one-thousandth of a share of our Series A Participating Cumulative Preferred Stock at a purchase price of $120, subject to adjustment under certain circumstances to prevent dilution. The rights are exercisable when, and are not transferable apart from our common stock until, a person or group has acquired 15 percent or more, or makes a tender offer for 15 percent or more, of our common stock. If the specified percentage of our common stock is then acquired, each right will entitle the holder (other than the acquiring company) to receive, upon exercise, common stock of either us or the acquiring company having a value equal to two times the exercise price of the right. The rights are redeemable by our Board of Directors under certain circumstances and expire on May 25, 2015.

Accumulated Other Comprehensive Income (Loss)
The components of accumulated other comprehensive income (loss) are as follows:

                                                                               May 29, 2005      May 30, 2004
 -----------------------------------------------------------------------------------------------------------------
 Foreign currency translation adjustment                                            $(8,724)         $(10,174)
 Unrealized gains on derivatives, net of tax                                            345               587
 Minimum pension liability adjustment, net of tax                                      (497)             (586)
 -----------------------------------------------------------------------------------------------------------------
 Total accumulated other comprehensive income (loss)                                $(8,876)         $(10,173)
 =================================================================================================================

Reclassification adjustments associated with pre-tax net derivative income (losses) realized in net earnings for fiscal 2005, 2004 and 2003 amounted to $213, $(386) and $994, respectively.

NOTE 12 - LEASES

An analysis of rent expense incurred under operating leases is as follows:

                                                                                   Fiscal Year
 -------------------------------------------------------------------------------------------------------------------
                                                                     2005             2004              2003
 -------------------------------------------------------------------------------------------------------------------
 Restaurant minimum rent                                            $62,116           $56,462          $48,121
 Restaurant percentage rent                                           4,036             3,820            3,682
 Restaurant equipment minimum rent                                        7                57            5,719
 Restaurant rent averaging expense                                    7,636             7,522            9,482
 Transportation equipment                                             3,083             2,514            2,665
 Office equipment                                                     1,200             1,302            1,138
 Office space                                                         1,129             1,286            1,713
 Warehouse space                                                        325               315              303
 -------------------------------------------------------------------------------------------------------------------
 Total rent expense                                                 $79,532           $73,278          $72,823
 ===================================================================================================================

The annual non-cancelable future lease commitments for each of the five fiscal years subsequent to May 29, 2005 and thereafter are: $68,301 in 2006, $63,598 in 2007, $56,112 in 2008, $48,112 in 2009, $40,352 in 2010 and $143,068 thereafter, for a cumulative total of $419,543.

NOTE 13 - INTEREST, NET

The components of interest, net, are as follows:

                                                                                   Fiscal Year
 -------------------------------------------------------------------------------------------------------------------
                                                                     2005             2004                2003
 -------------------------------------------------------------------------------------------------------------------
 Interest expense                                                    $47,656           $47,710          $47,566
 Capitalized interest                                                 (3,182)           (3,500)          (3,470)
 Interest income                                                      (1,355)             (551)          (1,499)
 -------------------------------------------------------------------------------------------------------------------
 Interest, net                                                       $43,119           $43,659          $42,597
 ===================================================================================================================

Capitalized interest was computed using our average borrowing rate. We paid $39,083, $39,661 and $38,682, for interest (excluding amounts capitalized) in fiscal 2005, 2004 and 2003, respectively.

NOTE 14 - INCOME TAXES

The components of earnings before income taxes and the provision for income taxes thereon are as follows:

                                                                                   Fiscal Year
 -------------------------------------------------------------------------------------------------------------------
                                                                     2005             2004              2003
 -------------------------------------------------------------------------------------------------------------------

 Earnings before income taxes:
        U.S.                                                       $ 416,905         $ 328,577        $ 335,611
        Canada                                                         7,012             4,199            1,992
 -------------------------------------------------------------------------------------------------------------------
 Earnings before income taxes                                      $ 423,917         $ 332,776        $ 337,603
 -------------------------------------------------------------------------------------------------------------------
 Income taxes:
    Current:
        Federal                                                    $ 137,549            75,121        $  68,178
        State and local                                               20,438            13,663           11,396
        Canada                                                            46               131               24
 -------------------------------------------------------------------------------------------------------------------
      Total current                                                $ 158,033         $  88,915        $  79,598
 -------------------------------------------------------------------------------------------------------------------
    Deferred (principally U.S.)                                      (24,722)           16,688           32,026
 -------------------------------------------------------------------------------------------------------------------
 Total income taxes                                                $ 133,311         $ 105,603        $ 111,624
 ===================================================================================================================

During fiscal 2005, 2004 and 2003, we paid income taxes of $111,386, $92,265 and $65,398, respectively.

The following table is a reconciliation of the U.S. statutory income tax rate to the effective income tax rate included in the accompanying consolidated statements of earnings:

                                                                                   Fiscal Year
 -------------------------------------------------------------------------------------------------------------------
                                                                     2005             2004              2003
 -------------------------------------------------------------------------------------------------------------------
 U.S. statutory rate                                                 35.0%             35.0%            35.0%
 State and local income taxes, net of federal tax benefits            2.9               3.2              3.0
 Benefit of federal income tax credits                               (5.0)             (5.2)            (4.5)
 Other, net                                                          (1.5)             (1.3)            (0.4)
 -------------------------------------------------------------------------------------------------------------------
 Effective income tax rate                                           31.4%             31.7%            33.1%
 ===================================================================================================================

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

                                                                            May 29, 2005          May 30, 2004
 -------------------------------------------------------------------------------------------------------------------
 Accrued liabilities                                                         $   18,016            $   13,286
 Compensation and employee benefits                                              76,680                63,234
 Deferred rent and interest income                                               33,149                28,094
 Asset disposition and restructuring liabilities                                  2,239                 2,651
 Other                                                                            4,537                 2,918
 -------------------------------------------------------------------------------------------------------------------
    Gross deferred tax assets                                                $  134,621            $  110,183
 -------------------------------------------------------------------------------------------------------------------
 Buildings and equipment                                                       (145,421)             (143,910)
 Prepaid pension costs                                                          (24,115)              (25,452)
 Prepaid interest                                                                (1,205)               (1,333)
 Capitalized software and other assets                                          (11,334)              (15,976)
 Other                                                                           (3,808)                 (944)
 -------------------------------------------------------------------------------------------------------------------
    Gross deferred tax liabilities                                           $ (185,883)           $ (187,615)
 -------------------------------------------------------------------------------------------------------------------
          Net deferred tax liabilities                                       $  (51,262)           $  (77,432)
 ===================================================================================================================

A valuation allowance for deferred tax assets is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At May 29, 2005 and May 30, 2004, no valuation allowance has been recognized for deferred tax assets because we believe that sufficient projected future taxable income will be generated to fully utilize the benefits of these deductible amounts.

NOTE 15- RETIREMENT PLANS

Defined Benefit Plans and Postretirement Benefit Plan
Substantially all of our employees are eligible to participate in a retirement plan. We sponsor non-contributory defined benefit pension plans for our salaried employees, in which benefits are based on various formulas that include years of service and compensation factors and for a group of hourly employees, in which a fixed level of benefits is provided. Pension plan assets are primarily invested in U.S., international and private equities, long duration fixed income securities and real assets. Our policy is to fund, at a minimum, the amount necessary on an actuarial basis to provide for benefits in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended. We also sponsor a contributory postretirement benefit plan that provides health care benefits to our salaried retirees. During fiscal 2005, 2004 and 2003, we funded the defined benefit pension plans in the amount of $103, $85 and $20,063, respectively. We expect to contribute approximately $200 to our defined benefit pension plans during fiscal 2006. During fiscal 2005, 2004 and 2003, we funded the postretirement benefit plan in the amount of $472, $172 and $140, respectively. We expect to contribute approximately $400 to our postretirement benefit plan during fiscal 2006.

The following provides a reconciliation of the changes in the plan benefit obligation, fair value of plan assets and the funded status of the plans as of February 28, 2005 and 2004:

                                                    Defined Benefit Plans              Postretirement Benefit Plan
---------------------------------------------------------------------------------------------------------------------
                                                      2005           2004                      2005           2004
---------------------------------------------------------------------------------------------------------------------
Change in Benefit Obligation:
Benefit obligation at beginning of period          $143,689       $129,636              $   16,885        $  14,809
  Service cost                                        4,840          4,516                     699              626
  Interest cost                                       7,315          7,077                   1,006              920
  Participant contributions                              --             --                     145              128
  Benefits paid                                      (5,387)        (5,554)                   (544)            (300)
  Actuarial loss (gain)                               7,739          8,014                  (1,821)             702
---------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of period                $158,196       $143,689              $   16,370        $  16,885
=====================================================================================================================

Change in Plan Assets:
Fair value at beginning of period                  $145,252       $115,962              $       --        $      --
  Actual return on plan assets                       18,162         34,759                      --               --
  Employer contributions                                 88             85                     399              172
  Participant contributions                              --             --                     145              128
  Benefits paid                                      (5,387)        (5,554)                   (544)            (300)
---------------------------------------------------------------------------------------------------------------------
Fair value at end of period                        $158,115       $145,252              $       --        $      --
=====================================================================================================================

Reconciliation of the Plan's Funded Status:
Funded status at end of period                     $    (81)      $  1,563              $  (16,370)       $ (16,885)
  Unrecognized prior service cost                       (22)          (479)                     --               --
  Unrecognized actuarial loss                        59,379         62,062                   4,292            6,458
  Contributions for March to May                         37             22                     150               77
---------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit costs                    $ 59,313       $ 63,168              $  (11,928)       $ (10,350)
=====================================================================================================================

Components of the Consolidated Balance
Sheets:
Prepaid benefit costs                              $ 63,475       $ 67,077              $       --        $      --
Accrued benefit costs                                (4,974)        (4,859)                (11,928)         (10,350)
Accumulated other comprehensive loss                    812            950                      --               --
---------------------------------------------------------------------------------------------------------------------
Net asset (liability) recognized                   $ 59,313       $ 63,168              $  (11,928)       $ (10,350)
=====================================================================================================================

The accumulated benefit obligation for all pension plans was $150,841 and $135,950 at May 29, 2005 and May 30, 2004, respectively. The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $5,011 and $0, respectively, at February 28, 2005 and $4,881 and $0, respectively, at February 28, 2004. The projected benefit obligation for pension plans with projected benefit obligations in excess of plan assets approximated their accumulated benefit obligation at February 28, 2005 and February 28, 2004.

The following table presents the weighted-average assumptions used to determine benefit obligations and net expense:

                                                           Defined Benefit Plans      Postretirement Benefit Plan
------------------------------------------------------------------------------------------------------------------
                                                            2005           2004             2005         2004
------------------------------------------------------------------------------------------------------------------
Weighted-average assumptions used to determine
   benefit obligations at May 29 and May 30, (1)
    Discount rate                                            5.75%         6.00%            5.75%        6.00%
    Rate of future compensation increases                    3.75%         3.75%
                                                                                              N/A          N/A

Weighted-average assumptions used to determine
   net expense for fiscal years ended May 29
   and May 30, (2)
    Discount rate                                            6.00%         6.25%            6.00%        6.25%
    Expected long-term rate of return on plan assets         9.00%         9.00%              N/A          N/A
    Rate of future compensation increases                    3.75%         3.75%              N/A          N/A
==================================================================================================================

(1)  Determined as of the end of fiscal year

(2)  Determined as of the beginning of fiscal year

We set the discount rate assumption annually for each of the plans at their valuation dates to reflect the yield of high-quality fixed-income debt instruments, with lives that approximate the maturity of the plan benefits. The expected long-term rate of return on plan assets and health care cost trend rates are based upon several factors, including our historical assumptions compared with actual results, an analysis of current market conditions, asset allocations and the views of leading financial advisers and economists. Our target asset allocation is 35 percent U.S. equities, 30 percent high-quality, long-duration fixed-income securities, 15 percent international equities, 10 percent real assets and 10 percent private equities. We monitor our actual asset allocation to ensure that it approximates our target allocation and believe that our long-term asset allocation will continue to approximate our target allocation. The defined benefit pension plans have the following asset allocations at their measurement dates of February 28, 2005 and 2004, respectively:

--------------------------------------------------------------------------------
                                                           2005         2004
--------------------------------------------------------------------------------
U.S. equities                                              37%          38%
High-quality, long-duration fixed-income securities        24%          26%
International equities                                     20%          18%
Real assets                                                13%          12%
Private equities                                            6%           6%
--------------------------------------------------------------------------------
Total                                                     100%          100%
================================================================================

Based on an analysis performed in fiscal 2003, we lowered our defined benefit plans' expected long-term rate of return on plan assets for fiscal 2004 to 9.0 percent, a reduction from its previous level of 10.4 percent. Our historical ten-year rate of return on plan assets, calculated using the geometric method average of returns, is approximately 10.9 percent as of May 29, 2005.

The discount rate and expected return on plan assets assumptions have a significant effect on amounts reported for defined benefit pension plans. A quarter percentage point change in the defined benefit plans' discount rate and the expected long-term rate of return on plan assets would increase or decrease earnings before income taxes by $769 and $357, respectively.

The assumed health care cost trend rate increase in the per-capita charges for benefits ranged from 10.0 percent to 11.0 percent for fiscal 2006, depending on the medical service category. The rates gradually decrease to 5.0 percent through fiscal 2011 and remain at that level thereafter.

The assumed health care cost trend rate has a significant effect on amounts reported for retiree health care plans. A one-percentage-point variance in the assumed health care cost trend rate would increase or decrease the total of the service and interest cost components of net periodic postretirement benefit cost by $620 and $485, respectively, and would increase or decrease the accumulated postretirement benefit obligation by $3,507 and $2,744, respectively.

Components of net periodic benefit cost (income) are as follows:

                                                         Defined Benefit Plans           Postretirement Benefit Plan
-----------------------------------------------------------------------------------------------------------------------
                                                     2005        2004         2003          2005      2004       2003
-----------------------------------------------------------------------------------------------------------------------
Service cost                                       $ 4,840     $ 4,516     $ 3,732       $   699   $   626    $   388
Interest cost                                        7,315       7,076       7,088         1,005       919        648
Expected return on plan assets                     (12,841)    (12,821)    (12,739)           --        --         --
Amortization of unrecognized prior service cost       (348)       (348)       (348)           --        29         18
Recognized net actuarial loss                        4,992       3,710       1,924           346       334         46
-----------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost (income)                 $ 3,958     $ 2,133     $  (343)      $ 2,050   $ 1,908    $ 1,100
=======================================================================================================================

The following benefit payments are expected to be paid:
--------------------------------------------------------------------------------
                                             Defined Benefit      Postretirement
                                                 Plans            Benefit Plan
--------------------------------------------------------------------------------
    2006                                      $  5,666               $   292
    2007                                         6,283                   340
    2008                                         6,756                   386
    2009                                         7,151                   453
    2010                                         7,628                   503
    2011-2015                                   46,695                 3,696

Defined Contribution Plan
We have a defined contribution plan covering most employees age 21 and older. We match contributions for participants with at least one year of service at up to six percent of compensation, based on our performance. The match ranges from a minimum of $0.25 to $1.20 for each dollar contributed by the participant. The plan had net assets of $498,125 at May 29, 2005 and $390,461 at May 30, 2004. Expense recognized in fiscal 2005, 2004 and 2003, was $2,713, $2,666 and $1,732, respectively. Employees classified as "highly compensated" under the Internal Revenue Code are not eligible to participate in this plan. Instead, highly compensated employees are eligible to participate in a separate non-qualified deferred compensation plan. This plan allows eligible employees to defer the payment of all or part of their annual salary and bonus and provides for awards that approximate the matching contributions and other amounts that participants would have received had they been eligible to participate in our defined contribution and defined benefit plans. Amounts payable to highly compensated employees under the non-qualified deferred compensation plan totaled $108,407 and $88,569 at May 29, 2005 and May 30, 2004, respectively. These amounts are included in other current liabilities.

The defined contribution plan includes an Employee Stock Ownership Plan (ESOP). This ESOP originally borrowed $50,000 from third parties, with guarantees by us, and borrowed $25,000 from us at a variable interest rate. The $50,000 third party loan was refinanced in 1997 by a commercial bank's loan to us and a corresponding loan from us to the ESOP. Compensation expense is recognized as contributions are accrued. In addition to matching plan participant contributions, our contributions to the plan are also made to pay certain employee incentive bonuses. Fluctuations in our stock price impact the amount of expense to be recognized. Contributions to the plan, plus the dividends accumulated on allocated and unallocated shares held by the ESOP, are used to pay principal, interest and expenses of the plan. As loan payments are made, common stock is allocated to ESOP participants. In fiscal 2005, 2004 and 2003, the ESOP incurred interest expense of $677, $473 and $697, respectively, and used dividends received of $1,235, $454 and $1,002, respectively, and contributions received from us of $3,389, $4,093 and $4,266, respectively, to pay principal and interest on our debt.

These ESOP shares are included in average common shares outstanding for purposes of calculating net earnings per share. At May 29, 2005, the ESOP's debt to us had a balance of $26,010 with a variable rate of interest of 3.42 percent; $9,110 of the principal balance is due to be repaid no later than December 2007, with the remaining $16,900 due to be repaid no later than December 2014. The number of our common shares held in the ESOP at May 29, 2005 approximated 9,810,000 shares, representing 4,211,000 allocated shares, 9,000 committed-to-be-released shares and 5,590,000 suspense shares.

At the end of fiscal 2005, the ESOP borrowed $1,606 from us at a variable interest rate and acquired an additional 50,000 shares of our common stock, which were held in suspense within the ESOP at May 29, 2005. The loan, which had a variable interest rate of 3.42 percent at May 29, 2005, is due to be repaid no later than December 2018. The shares acquired under this loan are accounted for in accordance with Statement of Position (SOP) 93-6, "Employers Accounting for Employee Stock Ownership Plans." Fluctuations in our stock price are recognized as adjustments to common stock and surplus when the shares are committed to be released. These ESOP shares are not considered outstanding until they are committed to be released and, therefore, have been excluded for purposes of calculating basic and diluted net earnings per share at May 29, 2005. The fair value of these shares at May 29, 2005 was $1,624.

NOTE 16 - STOCK PLANS

We maintain two active stock option and stock grant plans under which new awards may still be issued: the 2002 Stock Incentive Plan (2002 Plan) and the Stock Plan for Directors (Director Stock Plan). We also have two other stock option and stock grant plans under which we no longer can make new awards, although awards outstanding under the plans may still vest and be exercised in accordance with their terms: the Stock Option and Long-Term Incentive Plan of 1995 (1995
Plan) and the Restaurant Management and Employee Stock Plan of 2000 (2000 Plan). All of the plans are administered by the Compensation Committee of the Board of Directors. The 2002 Plan provides for the issuance of up to 8,550,000 common shares in connection with the granting of non-qualified stock options, incentive stock options, stock appreciation rights, stock awards, restricted stock, RSUs, stock awards and other stock-based awards to key employees and non-employee directors. Up to 1,700,000 shares may be granted under the plan as restricted stock and RSUs. The Director Stock Plan provides for the issuance of up to 375,000 common shares out of our treasury in connection with the granting of non-qualified stock options, restricted stock and RSUs to non-employee directors. The 1995 Plan provided for the issuance of up to 33,300,000 common shares in connection with the granting of non-qualified stock options, restricted stock or RSUs to key employees. No new awards could be made under the 1995 Plan after September 30, 2004. The 2000 Plan provided for the issuance of up to 5,400,000 shares of common stock out of our treasury as non-qualified stock options, restricted stock, or RSUs. As noted above, no new awards may be made under the 1995 Plan and the 2000 Plan, although awards outstanding under those plans may still vest and be exercised in accordance with their terms. Under all of the plans, stock options are granted at a price equal to the fair value of the shares at the date of grant, for terms not exceeding ten years and have various vesting periods at the discretion of the Compensation Committee. Outstanding options generally vest over one to four years. Restricted stock and RSUs granted under the 1995, 2000 and 2002 Plans generally vest over periods ranging from three to five years and no sooner than one year from the date of grant. The restricted period for certain grants may be accelerated based on performance goals established by the Compensation Committee.

We also maintain the Compensation Plan for Non-Employee Directors. This plan provides that non-employee directors may elect to receive their annual retainer and meeting fees in any combination of cash, deferred cash, or our common shares and authorizes the issuance of up to 105,981 common shares out of our treasury for this purpose. The common shares are issued under the plan at a value equal to the market price in consideration of foregone retainer and meeting fees.

The per share weighted-average fair value of stock options granted during fiscal 2005, 2004 and 2003 was $7.75, $6.83 and $9.01, respectively.

Stock option activity during the periods indicated was as follows:

                                                      Weighted-Average                          Weighted-Average
                                     Options           Exercise Price           Options          Exercise Price
                                   Exercisable            Per Share           Outstanding           Per Share
 -------------------------------------------------------------------------------------------------------------------
 Balance at May 26, 2002               12,152,538             $ 8.31           26,922,535             $ 11.44
 -------------------------------------------------------------------------------------------------------------------
 Options granted                                                                4,200,086             $ 25.99
 Options exercised                                                             (3,132,894)            $  9.23
 Options cancelled                                                             (1,298,094)            $ 16.86
 -------------------------------------------------------------------------------------------------------------------
 Balance at May 25, 2003               13,481,166             $ 9.59           26,691,633             $ 13.73
 -------------------------------------------------------------------------------------------------------------------
 Options granted                                                                3,336,655             $ 20.36
 Options exercised                                                             (3,463,615)            $ 10.01
 Options cancelled                                                               (911,036)            $ 18.98
 -------------------------------------------------------------------------------------------------------------------
 Balance at May 30, 2004               14,380,195             $11.00           25,653,637             $ 14.91
 -------------------------------------------------------------------------------------------------------------------
 Options granted                                                                2,147,650             $ 21.88
 Options exercised                                                             (6,614,735)            $ 10.51
 Options cancelled                                                               (607,550)            $ 21.20
 -------------------------------------------------------------------------------------------------------------------
  Balance at May 29, 2005              11,879,660             $13.28           20,579,002             $ 16.86
 -------------------------------------------------------------------------------------------------------------------

The following table provides information regarding exercisable and outstanding options at May 29, 2005:


                                                                                                     Weighted-
                                                Weighted-                           Weighted-         Average
          Range of                               Average                             Average         Remaining
          Exercise              Options          Exercise          Options          Exercise        Contractual
      Price Per Share         Exercisable    Price Per Share     Outstanding     Price Per Share    Life (Years)
 -------------------------------------------------------------------------------------------------------------------
      $ 4.00 - $10.00           1,696,626        $  6.42           1,696,626         $  6.42             1.9
      $10.01 - $15.00           6,933,340          11.97           6,933,340           11.97             4.2
      $15.01 - $20.00           2,185,049          17.07           5,746,334           17.87             6.9
      $20.01 - $25.00             559,929          22.93           3,497,264           21.93             8.5
        Over $25.00               504,716          27.20           2,705,438           27.28             7.3
 -------------------------------------------------------------------------------------------------------------------
                               11,879,660        $ 13.28          20,579,002          $16.86             5.9
 ===================================================================================================================

We granted restricted stock and RSUs during fiscal 2005, 2004 and 2003 totaling 500,917, 513,305 and 275,610, respectively. The per share weighted-average fair value of the awards granted in fiscal 2005, 2004 and 2003 was $21.82, $19.45 and $26.53, respectively. After giving consideration to vesting terms, assumed forfeiture rates and subsequent forfeiture adjustments, compensation expense recognized in net earnings for awards granted in fiscal 2005, 2004 and 2003 amounted to $7,464, $4,198 and $3,579, respectively.

During fiscal 2005, we issued Darden stock units to certain key employees. The Darden stock units were granted at a value equal to the market price of our common stock at the date of grant and will be settled in cash at the end of their vesting periods, which range between four and five years, at the then market price of our common stock. Compensation expense is measured based on the market price of our common stock each period and is amortized over the vesting period. At May 29, 2005, we had 436,870 Darden stock units outstanding. No Darden stock units were outstanding during fiscal 2004 and 2003.

NOTE 17 - EMPLOYEE STOCK PURCHASE PLAN

We maintain the Darden Restaurants Employee Stock Purchase Plan to provide eligible employees who have completed one year of service (excluding senior officers subject to Section 16(b) of the Securities Exchange Act of 1934) an opportunity to purchase shares of our common stock, subject to certain limitations. Under the plan, up to an aggregate of 3,600,000 shares are available for purchase by employees at the lower of 85 percent of the fair market value of our common stock as of the first or last trading days of each quarterly participation period. During fiscal 2005, 2004 and 2003, employees purchased shares of common stock under the plan totaling 266,407, 319,299 and 261,409, respectively. At May 29, 2005, an additional 1,692,748 shares were available for issuance.

No compensation expense has been recognized for shares issued under the plan. The impact of recognizing compensation expense for purchases made under the plan in accordance with the fair value method specified in SFAS No. 123 is less than $900, net of related tax effects, in fiscal 2005, 2004 and 2003 and had no impact on reported basic or diluted net earnings per share.

NOTE 18 - COMMITMENTS AND CONTINGENCIES

As collateral for performance on contracts and as credit guarantees to banks and insurers, we were contingently liable for guarantees of subsidiary obligations under standby letters of credit. At May 29, 2005 and May 30, 2004, we had $72,677 and $72,480, respectively, of standby letters of credit related to workers' compensation and general liabilities accrued in our consolidated financial statements. At May 29, 2005 and May 30, 2004, we had $13,829 and $15,896, respectively, of standby letters of credit related to contractual operating lease obligations and other payments. All standby letters of credit are renewable annually.

At May 29, 2005 and May 30, 2004, we had $1,768 and $4,346, respectively, of guarantees associated with leased properties that have been assigned to third parties. These amounts represent the maximum potential amount of future payments under the guarantees. The fair value of these potential payments discounted at our pre-tax cost of capital at May 29, 2005 and May 30, 2004, amounted to $1,395 and $3,131, respectively. We did not accrue for the guarantees, as the likelihood of the third parties defaulting on the assignment agreements was less than probable. In the event of default by a third party, the indemnity and/or default clauses in our assignment agreements govern our ability to recover from and pursue the third party for damages incurred as a result of its default. We do not hold any third-party assets as collateral related to these assignment agreements, except to the extent that the assignment allows us to repossess the building and personal property. These guarantees expire over their respective lease terms, which range from fiscal 2007 through fiscal 2012.

We are subject to private lawsuits, administrative proceedings and claims that arise in the ordinary course of our business. A number of these lawsuits, proceedings and claims may exist at any given time. These matters typically involve claims from guests, employees and others related to operational issues common to the restaurant industry, and can also involve infringement of, or challenges to, our trademarks. While the resolution of a lawsuit, proceeding or claim may have an impact on our financial results for the period in which it is resolved, we believe that the final disposition of the lawsuits, proceedings and claims in which we are currently involved, either individually or in the aggregate, will not have a material adverse effect on our financial position, results of operations or liquidity.

Like other restaurant companies and retail employers, we have been faced in a few states with allegations of purported class-wide wage and hour violations. The following is a brief description of the more significant of these matters. In view of the inherent uncertainties of litigation, the outcome of any unresolved matter described below cannot be predicted at this time, nor can the amount of any potential loss be reasonably estimated.

In March 2003 and March 2002, two purported class action lawsuits were brought against us in the Superior Court of Orange County, California by three current and former hourly restaurant employees alleging violations of California labor laws with respect to providing meal and rest breaks. Although we continue to believe we provided the required meal and rest breaks to our employees, to avoid potentially costly and protracted litigation, we agreed during the second quarter of fiscal 2005 to settle both lawsuits and a similar case filed in Sacramento County, for approximately $9,500. Terms of the settlement, which do not include any admission of liability by us, have received preliminary judicial approval, but completion of the settlement may not occur for several months. We recorded settlement expenses associated with these lawsuits of approximately $4,500 during fiscal 2005 and $5,000 during fiscal 2004, which are included in selling, general and administrative expenses. The settlement amounts of these lawsuits are included in other current liabilities at May 29, 2005.

In August 2003, three former employees in Washington filed a similar purported class action in Washington State Superior Court in Spokane County alleging violations of Washington labor laws with respect to providing rest breaks. The Court stayed the action and ordered the plaintiffs into our mandatory arbitration program; the plaintiffs' motion for reconsideration was not granted, and their appeal of the denial of reconsideration was also not granted. We believe we provided the required meal and rest breaks to our employees, and we intend to vigorously defend our position in this case.


Beginning in 2002, a total of five purported class action lawsuits have been filed in Superior Courts of California (two each in Los Angeles County and Orange County, and one in Sacramento County) in which the plaintiffs allege that they and other current and former service managers, beverage and hospitality managers and culinary managers were improperly classified as exempt employees under California labor laws. The plaintiffs seek unpaid overtime wages and penalties. Two of the cases have been removed to arbitration under our mandatory arbitration program, and we are seeking to cause the remaining cases to be stayed pending resolution of the earliest-filed cases. We believe we properly classified these employees as exempt under California law and we intend to vigorously defend against all claims in these lawsuits.

NOTE 19 - QUARTERLY DATA (UNAUDITED)

The following table summarizes unaudited quarterly data for fiscal 2005 and 2004:

                                                                  Fiscal 2005 - Quarters Ended
 -------------------------------------------------------------------------------------------------------------------
                                                Aug. 29       Nov. 28       Feb. 27        May 29        Total
 -------------------------------------------------------------------------------------------------------------------
 Sales                                          $1,278,644    $1,229,373    $1,375,879    $1,394,214    $5,278,110
 Earnings before income taxes                      108,086        63,368       130,824       121,639       423,917
 Net earnings                                       71,012        42,975        92,630        83,989       290,606
 Net earnings per share:
    Basic                                             0.45         0.27           0.59          0.54          1.85
    Diluted                                           0.44         0.26           0.56          0.52          1.78
 Dividends paid per share                               --         0.04             --          0.04          0.08
 Stock price:
     High                                            22.61        27.70          29.63         33.11         33.11
     Low                                             19.30        20.33          26.17         25.78         19.30
 ===================================================================================================================

                                                                  Fiscal 2004 - Quarters Ended
 -------------------------------------------------------------------------------------------------------------------
                                                Aug. 24       Nov. 23       Feb. 22      May 30 (1)      Total
 -------------------------------------------------------------------------------------------------------------------
 Sales                                         $1,259,689    $1,142,543    $1,241,952    $1,359,171    $5,003,355
 Earnings before income taxes                     101,977        44,688       111,404        74,707       332,776
 Net earnings                                      67,351        30,053        77,088        52,681       227,173
 Net earnings per share:
    Basic                                            0.41          0.18          0.47          0.33          1.39
    Diluted                                          0.40          0.18          0.45          0.32          1.34
 Dividends paid per share                              --          0.04           --           0.04          0.08
 Stock price:
     High                                           21.62         22.77         22.50         25.60         25.60
     Low                                            17.80         18.25         18.48         21.40         17.80
 ===================================================================================================================

(1) Earnings before income taxes includes asset impairment charges of $36,526 ($22,372 after-tax) for long-lived asset impairments associated with the closing of six Bahama Breeze restaurants and the write-down of the carrying value of four other Bahama Breeze restaurants, one Olive Garden restaurant and one Red Lobster restaurant, which continued to operate. Earnings before income taxes also includes charges of $1,112 ($681 after-tax) related to severance payments made to certain restaurant employees and exit costs associated with the closing of six Bahama Breeze restaurants.

Five-Year Financial Summary
(In thousands, except per share data)

                                                                       Fiscal Year Ended
 -----------------------------------------------------------------------------------------------------------------------
                                                  May 29,         May 30,       May 25,       May 26,       May 27,
 Operating Results                                  2005         2004 (1)         2003          2002          2001
 -----------------------------------------------------------------------------------------------------------------------
 Sales                                           $5,278,110       $5,003,355     $4,654,971  $4,366,911     $3,992,419
 -----------------------------------------------------------------------------------------------------------------------
 Costs and expenses:
    Cost of sales:
      Food and beverage                            1,593,709       1,526,875      1,449,162   1,384,481      1,302,926
      Restaurant labor                             1,695,805       1,601,258      1,485,046   1,373,416      1,261,837
      Restaurant expenses                            806,314         774,806        713,699     636,575        566,234
 -----------------------------------------------------------------------------------------------------------------------
 Total cost of sales, excluding restaurant
    depreciation and amortization (2)             $4,095,828      $3,902,939     $3,647,907  $3,394,472     $3,130,997
 Selling, general and administrative                 497,478         472,109        431,722     417,158        389,240
 Depreciation and amortization                       213,219         210,004        191,218     165,829        146,864
 Interest, net                                        43,119          43,659         42,597      36,585         30,664
 Asset impairment and restructuring charges
    (credits), net                                     4,549          41,868          3,924      (2,568)            --
 -----------------------------------------------------------------------------------------------------------------------
 Total costs and expenses                         $4,854,193      $4,670,579     $4,317,368  $4,011,476     $3,697,765
 -----------------------------------------------------------------------------------------------------------------------
  Earnings before income taxes                       423,917         332,776        337,603     355,435        294,654
 Income taxes                                        133,311         105,603        111,624     122,664        101,707
 -----------------------------------------------------------------------------------------------------------------------
 Net earnings                                     $  290,606      $  227,173     $  225,979  $  232,771     $  192,947
 -----------------------------------------------------------------------------------------------------------------------
 Net earnings per share:
    Basic                                         $     1.85      $     1.39     $     1.33  $     1.33     $     1.07
    Diluted                                       $     1.78      $     1.34     $     1.27  $     1.27     $     1.04

 -----------------------------------------------------------------------------------------------------------------------
 Average number of common shares outstanding, net of shares held in Treasury:
      Basic                                          156,700         163,500        170,300     174,700        179,600
      Diluted                                        163,400         169,700        177,400     183,500        185,600
 =======================================================================================================================
 Financial Position
 Total assets                                     $2,937,771      $2,780,348     $2,664,633  $2,529,736     $2,216,534
 Land, buildings and equipment                     2,351,454       2,250,616      2,157,132   1,926,947      1,779,515
 Working capital (deficit)                          (637,341)       (337,174)      (314,280)   (157,662)      (226,116)
 Long-term debt, less current portion                350,318         653,349        658,086     662,506        520,574
 Stockholders' equity                              1,273,019       1,175,288      1,130,055   1,069,606        978,954
 Stockholders' equity per outstanding shares            8.25            7.42           6.85        6.21           5.56
 =======================================================================================================================
 Other Statistics
 Cash flow from operations                        $  583,242      $  525,411     $  508,635  $  508,101     $  420,570
 Capital expenditures                                329,238         354,326        423,273     318,392        355,139
 Dividends paid                                       12,505          12,984         13,501       9,225          9,458
 Dividends paid per share                              0.080           0.080          0.080       0.053          0.053
 Advertising expense                                 214,608         210,989        200,020     184,163        177,998
 Stock price:
    High                                               33.11           25.60          27.83      29.767         19.660
    Low                                                19.30           17.80          16.46      15.400         10.292
    Close                                         $    32.80      $    22.50     $    18.35  $   25.030     $   19.267

 Number of employees                                 150,100         141,300        140,700     133,200        128,900
 Number of restaurants                                 1,381           1,325          1,271       1,211          1,168
 =======================================================================================================================

(1) Fiscal year 2004 consisted of 53 weeks while all other fiscal years consisted of 52 weeks.
(2) Total cost of sales, excluding restaurant depreciation and amortization of $198,422, $195,486, $177,127, $155,837 and $138,229, respectively.