Form 10-K, Exhibit 13
period 2006-05-28
DARDEN RESTAURANTS INC
filed 2006-07-28
CIK 940944

EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis below for Darden Restaurants, Inc. (Darden, the Company, we, us or our) should be read in conjunction with our consolidated financial statements and related notes found elsewhere in this report.

For financial reporting, we operate on a 52/53 week fiscal year ending on the last Sunday in May. Our 2006 fiscal year, which ended on May 28, 2006, and our 2005 fiscal year, which ended on May 29, 2005, each had 52 weeks. Our 2004 fiscal year, which ended on May 30, 2004, had 53 weeks. We have included in this discussion certain financial information for fiscal 2004 on a 52-week basis to assist investors in making comparisons to our 2006 and 2005 fiscal years.

OVERVIEW OF OPERATIONS

Our business operates in the casual dining segment of the restaurant industry, primarily in the United States. At May 28, 2006, we operated 1,427 Red Lobster, Olive Garden, Bahama Breeze, Smokey Bones Barbeque & Grill and Seasons 52 restaurants in the United States and Canada and licensed 42 Red Lobster restaurants in Japan. We own and operate all of our restaurants in the United States and Canada, with no franchising.

Our sales were $5.72 billion in fiscal 2006 and $5.28 billion in fiscal 2005, an
8.4 percent increase. Net earnings for fiscal 2006 were $338 million ($2.16 per diluted share) compared with net earnings for fiscal 2005 of $291 million ($1.78 per diluted share). Net earnings for fiscal 2006 increased 16.4 percent and diluted net earnings per share increased 21.3 percent compared with fiscal 2005. The primary drivers of our increases in net earnings were Olive Garden's same-restaurant sales increases in each quarter of fiscal 2006, bringing its string of consecutive quarters with same-restaurant sales growth to 47, and Red Lobster's significantly improved business fundamentals which have resulted in lower operating costs and seven consecutive quarters with same-restaurant sales growth. Both Red Lobster and Olive Garden also produced record annual sales, operating profit and return on sales in fiscal 2006. Bahama Breeze made significant progress in fiscal 2006, as evidenced by same-restaurant sales growth in fiscal 2006, as compared to declining same-restaurant sales in prior years, by implementing a number of changes to become a more relevant brand for its guests, evolving its menu to make it more approachable yet still distinctive and improving the guest experience. Smokey Bones had a difficult year and its same-restaurant sales declined in fiscal 2006.

In fiscal 2007, we expect a net increase of approximately 39-45 restaurants. We expect combined U.S. same-restaurant sales growth in fiscal 2007 of between 2 to 4 percent at Olive Garden and Red Lobster. We also expect further earnings improvement at Bahama Breeze in fiscal 2007 as we continue to focus on strengthening their restaurant level returns by removing costs and complexity that do not add value for their guests. At Smokey Bones, we have identified a new direction that eliminates the barbeque-centric parts of the brand that we believe are a barrier to greater breadth of occasion and increased frequency. Therefore, we will limit Smokey Bones' new restaurant growth to the five locations under construction at the end of fiscal 2006 and will test the new direction in several remodeled restaurants starting in the second quarter of fiscal 2007. Depending on test results, we may invest further in a significant repositioning of the Smokey Bones brand, which may include a change of the concept's name.

We will adopt the  provisions  of Statement of  Financial  Accounting  Standards
(SFAS) No. 123 (Revised) "Share-Based Payment" (SFAS No. 123R) as of our first fiscal quarter in fiscal 2007. SFAS No. 123R requires us to begin recognizing the fair value of stock-based compensation expense in our consolidated statements of earnings. We will adopt the provisions of SFAS No. 123R according to the modified prospective method and therefore, will not restate our consolidated financial statements for periods prior to adoption. We estimate the adoption of SFAS No. 123R will impact diluted net earnings per share growth by approximately 4 percentage points in fiscal 2007. On a consolidated basis, we anticipate diluted net earnings per share growth in fiscal 2007 of approximately 9 percent to 10 percent, including the impact of adopting the provisions of SFAS No. 123R in fiscal 2007.

Our mission is to be the best in casual dining, now and for generations. We believe we can achieve this goal by continuing to build on our historical strength as a multi-brand casual dining company, which is grounded in:

      o A strong culture that inspires and engages our people, with firmly held values, a clear mission and a core purpose to nourish and delight everyone we serve;

      o   Competitively superior leadership;

      o   Brand management excellence;

      o   Restaurant operating excellence; and

      o   Restaurant support excellence.

We seek to increase profits by leveraging our fixed and semi-fixed costs with sales from new restaurants and increased guest traffic and sales at existing restaurants. To evaluate our operations and assess our financial performance, we monitor a number of operating measures, with a special focus on two key factors:

      o Same-restaurant sales - which is a year-over-year comparison of each period's sales volumes for restaurants open at least 16 months; and

      o   Restaurant   earnings  -  which  is  restaurant  level   profitability
          (restaurant sales, less restaurant level cost of sales, marketing and depreciation).

Increasing same-restaurant sales can increase restaurant earnings because these incremental sales provide better leverage of our fixed and semi-fixed costs. A restaurant concept can generate same-restaurant sales increases through increases in guest traffic, increases in the average guest check, or a combination of the two. The average guest check can be impacted by menu price changes and by the mix of menu items sold. For each restaurant concept, we gather daily sales data and regularly analyze the guest traffic counts and the mix of menu items sold to aid in developing menu pricing, product offerings and promotional strategies. We view same-restaurant guest counts as a measure of the long-term health of a restaurant concept, while increases in average check and menu mix may contribute more significantly to near-term profitability. We focus on balancing our pricing and product offerings with other initiatives to produce sustainable same-restaurant sales growth.

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

There are significant risks and challenges that could impact our operations and ability to increase sales and net earnings. The casual dining restaurant industry is intensely competitive and sensitive to economic cycles and other business factors, including changes in consumer tastes and dietary habits. Other risks and uncertainties are discussed below in Forward-Looking Statements.

RESULTS OF OPERATIONS FOR FISCAL 2006, 2005 AND 2004

The following table sets forth selected operating data as a percentage of sales for the 52-week periods ended May 28, 2006 and May 29, 2005 and the 53-week period ended May 30, 2004. This information is derived from the consolidated statements of earnings, found elsewhere in this report, for the periods indicated.

                                                                     Fiscal Years
----------------------------------------------------------------------------------------
                                                                2006     2005     2004
----------------------------------------------------------------------------------------
Sales .......................................................   100.0%   100.0%   100.0%
Costs and expenses:
   Cost of sales:
     Food and beverage ......................................    29.6     30.2     30.5
     Restaurant labor .......................................    32.3     32.1     32.0
     Restaurant expenses ....................................    15.5     15.3     15.5
                                                                -----    -----    -----
       Total cost of sales, excluding restaurant depreciation
          and amortization of 3.6%, 3.8% and 3.9%,
          respectively ......................................    77.4%    77.6%    78.0%
   Selling, general and administrative ......................     9.4      9.5      9.4
   Depreciation and amortization ............................     3.9      4.0      4.2
   Interest, net ............................................     0.7      0.8      0.9
   Asset impairment and restructuring charges, net ..........     0.2      0.1      0.9
                                                                -----    -----    -----
          Total costs and expenses ..........................    91.6%    92.0%    93.4%
                                                                -----    -----    -----

Earnings before income taxes ................................     8.4      8.0      6.6
Income taxes ................................................     2.5      2.5      2.1
                                                                -----    -----    -----

Net earnings ................................................     5.9%     5.5%     4.5%
                                                                =====    =====    =====

----------------------------------------------------------------------------------------

SALES

Sales were $5.72 billion in fiscal 2006, $5.28 billion in fiscal 2005 and $5.00 billion in fiscal 2004. The 8.4 percent increase in company-wide sales for fiscal 2006 was primarily due to a net increase of 46 company-owned restaurants compared with fiscal 2005 and U.S. same-restaurant sales increases at Olive Garden, Red Lobster and Bahama Breeze.

Olive Garden sales of $2.62 billion in fiscal 2006 were 9.0 percent above last year. Olive Garden opened 19 net new restaurants during fiscal 2006. U.S. same-restaurant sales for Olive Garden increased 5.5 percent due to a 3.4 percent increase in same-restaurant guest counts and a 2.1 percent increase in average check. Average annual sales per restaurant for Olive Garden were $4.6 million in fiscal 2006. Olive Garden reported its 47th consecutive quarter of U.S. same-restaurant sales growth at the end of fiscal 2006.

Red Lobster sales of $2.58 billion in fiscal 2006 were 5.9 percent above last year. U.S. same-restaurant sales for Red Lobster increased 4.9 percent due to a
2.0 percent increase in same-restaurant guest counts and a 2.9 percent increase in average check. Average annual sales per restaurant for Red Lobster were $3.8 million in fiscal 2006. Red Lobster reported its seventh consecutive quarter of U.S. same-restaurant sales increases at the end of fiscal 2006.

Bahama Breeze sales of $166 million in fiscal 2006 were 1.6 percent above last year. Same-restaurant sales for Bahama Breeze increased 1.7 percent for fiscal 2006. Average annual sales per restaurant for Bahama Breeze were $5.2 million in fiscal 2006.

Smokey Bones sales of $337 million in fiscal 2006 were 25.3 percent above last year. Smokey Bones opened 22 net new restaurants during fiscal 2006 however, same-restaurant sales for Smokey Bones decreased 3.7 percent for fiscal 2006. Average annual sales per restaurant for Smokey Bones were $2.9 million in fiscal 2006.

The 5.5 percent increase in company-wide sales for fiscal 2005 versus fiscal 2004 was primarily due to a net increase of 56 company-owned restaurants compared with fiscal 2004 and U.S. same-restaurant sales increases at Olive Garden. These sales increases were partially offset by the additional operating week in fiscal 2004. After reducing fiscal 2004 sales by the $90 million contributed by the additional operating week, sales would have been $4.91 billion for fiscal 2004 on a 52-week basis, resulting in a 7.4 percent increase in fiscal 2005. Red Lobster's sales were $2.44 billion in both fiscal 2005 and 2004. In fiscal 2005, its U.S. same-restaurant sales increased 0.9 percent (on a comparable 52-week basis) due to a 1.9 percent increase in average check offset partially by a 1.0 percent decrease in same-restaurant guest counts. Average annual sales per restaurant for Red Lobster were $3.6 million in fiscal 2005. Olive Garden's fiscal 2005 sales of $2.40 billion were 8.5 percent above fiscal 2004. U.S. same-restaurant sales for Olive Garden increased 7.2 percent (on a comparable 52-week basis) in fiscal 2005 due to a 5.3 percent increase in same-restaurant guest counts and a
1.9 percent increase in average check. Average annual sales per restaurant for Olive Garden were $4.4 million in fiscal 2005. Bahama Breeze fiscal 2005 sales of $164 million decreased 7.2 percent from fiscal 2004. Bahama Breeze same-restaurant sales decreased 1.6 percent (on a comparable 52-week basis) and operated six fewer restaurants in fiscal 2005 than in 2004. Average annual sales per restaurant for Bahama Breeze in fiscal 2005 were $5.1 million. Smokey Bones sales of $269 million were 54.6 percent higher in fiscal 2005 than in fiscal 2004, its average annual sales per restaurant were $3.1 million and it opened 35 new restaurants during fiscal 2005.

COSTS AND EXPENSES

Total costs and expenses were $5.24 billion in fiscal 2006, $4.85 billion in fiscal 2005 and $4.67 billion in fiscal 2004. Total costs and expenses in fiscal 2006 were 91.6 percent of sales, a decrease from 92.0 percent of sales in fiscal 2005 and 93.4 percent of sales in fiscal 2004.

Food and beverage costs increased $98 million, or 6.2 percent, from $1.59 billion to $1.69 billion in fiscal 2006 compared with fiscal 2005. Food and beverage costs increased $67 million, or 4.4 percent, from $1.53 billion to $1.59 billion in fiscal 2005 compared with fiscal 2004. As a percent of sales, food and beverage costs decreased from fiscal 2005 to fiscal 2006 primarily as a result of cost savings initiatives. Food and beverage costs, as a percent of sales, also decreased as a result of the larger contribution of Olive Garden, which has historically had lower food and beverage costs, to our overall sales and operating results. As a percent of sales, food and beverage costs decreased from fiscal 2004 to fiscal 2005 primarily as a result of favorable changes in promotional and menu mix of sales and pricing changes, which were partially offset by higher dairy, beef, chicken and seafood costs.

Restaurant labor increased $154 million, or 9.0 percent, from $1.70 billion to $1.85 billion in fiscal 2006 compared with fiscal 2005. Restaurant labor increased $95 million, or 5.9 percent, from $1.60 billion to $1.70 billion in fiscal 2005 compared with fiscal 2004. As a percent of sales, restaurant labor increased in fiscal 2006 primarily as a result of an increase in wage rates and benefit costs and an increase in FICA taxes on higher reported tips, which was partially offset by the favorable impact of higher sales volumes. As a percent of sales, restaurant labor also increased as a result of the larger contribution by Olive Garden to our overall sales and operating results, as Olive Garden has historically had higher restaurant labor costs. As a percent of sales, restaurant labor increased in fiscal 2005 from fiscal 2004 primarily as a result of a modest increase in wage rates and higher manager bonuses at Olive Garden and Red Lobster as a result of their increased operating performance in fiscal 2005. These impacts were only partially offset by the favorable impact of higher sales volumes.

Restaurant expenses (which include lease, property tax, credit card, utility, workers' compensation, insurance, new restaurant pre-opening and other restaurant-level operating expenses) increased $79 million, or 9.8 percent, from $806 million to $885 million in fiscal 2006 compared with fiscal 2005. Restaurant expenses increased $31 million, or 4.1 percent, from $775 million to $806 million in fiscal 2005 compared with fiscal 2004. As a percent of sales, restaurant expenses increased in fiscal 2006 as compared with fiscal 2005 as a result of higher utility expenses, repair and maintenance expenses and credit card fees, partially offset by the favorable impact of higher sales volumes and decreases in our insurance and workers' compensation expenses. As a percent of sales, restaurant expenses decreased in fiscal 2005 compared with fiscal 2004 primarily due to decreased insurance, workers' compensation and new restaurant pre-opening costs, which were partially offset by increased utility expenses and repair and maintenance expenses. Restaurant expenses were also favorably impacted by higher sales volumes in fiscal 2005.

Selling,  general and  administrative  expenses  increased  $39 million,  or 7.8 percent, from $497 million to $536 million in fiscal 2006 compared with fiscal 2005. Selling, general and administrative expenses increased $25 million, or 5.4 percent, from $472 million to $497 million in fiscal 2005 compared with fiscal 2004. As a percent of sales, selling, general and administrative expenses decreased in fiscal 2006 primarily as a result of the favorable impact of higher sales volumes, partially offset by higher marketing expenses and an increase in litigation related costs. As a percent of sales, selling, general and administrative expenses increased in fiscal 2005 from fiscal 2004 primarily as a result of increased bonus costs which were partially offset by decreased marketing expenses as a percent of sales and the favorable impact of higher sales volumes.

Depreciation and amortization expense increased $8 million, or 3.9 percent, from $213 million to $221 million in fiscal 2006 compared with fiscal 2005. Depreciation and amortization expense increased $3 million, or 1.5 percent, from $210 million to $213 million in fiscal 2005 compared with fiscal 2004. As a percent of sales, depreciation and amortization decreased from fiscal 2005 to fiscal 2006 and from fiscal 2004 to fiscal 2005 primarily as a result of the continued use of fully depreciated, well maintained equipment and the favorable impact of higher sales volumes, which were only partially offset by new restaurant and remodel activities.

Net interest expense of $43 million in fiscal 2006 was comparable with fiscal 2005. Net interest expense decreased $1 million, or 1.2 percent, from $44 million to $43 million in fiscal 2005 compared with fiscal 2004. As a percent of sales, net interest expense decreased in fiscal 2006 compared with fiscal 2005, as a result of higher interest income in fiscal 2006, and the favorable impact of higher sales volumes, partially offset by increased costs associated with the issuance of long-term debt in fiscal 2006. As a percent of sales, net interest expense decreased in fiscal 2005 compared with fiscal 2004, primarily as a result of higher interest income in fiscal 2005 and the favorable impact of higher sales volumes.

During fiscal 2006, 2005 and 2004, we recognized asset impairment charges in the amount of $6 million, $1 million and $6 million, respectively, related to the closure, relocation or rebuilding of certain restaurants. Asset impairment credits related to the sale of assets that were previously impaired amounted to $1 million, $3 million and $1 million in fiscal 2006, 2005 and 2004, respectively. During fiscal 2006, we also recorded charges of $4 million for the write-down of carrying value of two Smokey Bones restaurants, which we continue to operate. During fiscal 2005, we also recorded charges of $6 million for the write-down of carrying value of two Olive Garden restaurants, one Red Lobster restaurant and one Smokey Bones restaurant, all of which closed in fiscal 2006.

In addition to the asset impairment charges described above, during the fourth quarter of fiscal 2004, we recorded a $37 million pre-tax ($23 million after-tax) charge for long-lived asset impairments associated with the closing of six Bahama Breeze restaurants and the write-down of the carrying value of four other Bahama Breeze restaurants, one Olive Garden restaurant and one Red Lobster restaurant, which continued to operate, except for the Olive Garden restaurant, which was closed in fiscal 2006. We also recorded a $1 million pre-tax ($0.7 million after-tax) restructuring charge primarily related to severance payments made to certain restaurant employees and exit costs associated with the closing of the six Bahama Breeze restaurants. During fiscal 2004, changes were made at Bahama Breeze to improve its sales, financial performance and overall long-term potential, including the addition of lunch at most restaurants and introduction of a new dinner menu. The decision to close certain Bahama Breeze restaurants and write down the carrying value of others was based on our on-going review of each individual restaurant's performance against our expectations and the restaurant's ability to successfully implement these changes. Based on our review of the Bahama Breeze restaurants not impaired or closed, we believed their locations and ability to execute these and future initiatives would reduce the likelihood that additional impairment charges would be required. The write-down of the carrying value of one Olive Garden restaurant and one Red Lobster restaurant was a result of less-than-optimal locations.

INCOME TAXES

The effective income tax rates for fiscal 2006, 2005 and 2004 were 29.9 percent,
31.4 percent and 31.7 percent, respectively. The rate decreases in fiscal 2006 and fiscal 2005 were primarily due to an increase in FICA tax credits for reported tips and the favorable resolution of prior year tax matters.

NET EARNINGS AND NET EARNINGS PER SHARE

Net earnings for fiscal 2006 were $338 million ($2.16 per diluted share) compared with net earnings for fiscal 2005 of $291 million ($1.78 per diluted share) and net earnings for fiscal 2004 of $227 million ($1.34 per diluted share).

Net earnings for fiscal 2006 increased 16.4 percent and diluted net earnings per share increased 21.3 percent compared with fiscal 2005. The increases in net earnings and diluted net earnings per share were primarily due to decreases in food and beverage costs, selling, general and administrative expenses, depreciation and amortization expenses and interest expenses as a percent of sales, which were only partially offset by increases in restaurant labor and restaurant expenses as a percent of sales. The increase in diluted net earnings per share was also due to a reduction in the average diluted shares outstanding from fiscal 2005 to fiscal 2006 primarily as a result of our continuing repurchase of our common stock.

Fiscal 2005 net earnings increased 27.9 percent and diluted net earnings per share increased 32.8 percent compared with fiscal 2004. The increases in net earnings and diluted net earnings per share were primarily due to decreases in food and beverage costs, restaurant expenses, depreciation and amortization expenses and interest expenses as a percent of sales, which were only partially offset by increases in restaurant labor expenses and selling, general and administrative expenses as a percent of sales. Fiscal 2004 net earnings were also impacted by the $37 million pre-tax ($23 million after-tax) asset impairment and restructuring charges recognized related to the closing of six Bahama Breeze restaurants and the write down of another four Bahama Breeze restaurants, one Olive Garden restaurant and one Red Lobster restaurant. The increase in diluted net earnings per share also resulted from a reduction in the average diluted shares outstanding from fiscal 2004 to fiscal 2005 primarily as a result of our continuing repurchase of our common stock.

SEASONALITY

Our sales volumes fluctuate seasonally. During fiscal 2006 and fiscal 2005, our sales were highest in the spring and winter, followed by the summer, and lowest in the fall. During fiscal 2004, our sales were highest in the spring, lowest in the fall, and comparable during winter and summer. Holidays, severe weather and similar conditions may impact sales volumes seasonally in some operating regions. Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.

IMPACT OF INFLATION

We do not believe inflation had a significant overall effect on our operations during fiscal 2006, 2005 and 2004. We believe we have historically been able to pass on increased operating costs through menu price increases and other strategies.

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

Leases

We are obligated under various lease agreements for certain restaurants. We recognize rent expense on a straight-line basis over the expected lease term, including cancelable option periods as described below. Within the provisions of certain of our leases, there are rent holidays and escalations in payments over the base lease term, as well as renewal periods. The effects of the holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes cancelable option periods where failure to exercise such options would result in an economic penalty to the Company. The lease term commences on the date when we have the right to control the use of the leased property, which is typically before rent payments are due under the terms of the lease. Many of our leases have renewal periods totaling between five and 20 years, exercisable at our option, and require payment of property taxes, insurance and maintenance costs in addition to the rent payments. The consolidated financial statements reflect the same lease term for amortizing leasehold improvements as we use to determine capital versus operating lease classifications and in calculating straight-line rent expense for each restaurant. Percentage rent expense is generally based on sales levels and is accrued when we determine that it is probable that those sales levels will be achieved.

Our judgments related to the probable term for each restaurant affect the classification and accounting for leases as capital versus operating, the rent holidays and escalation in payments that are included in the calculation of straight-line rent and the term over which leasehold improvements for each restaurant are amortized. These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different assumed lease terms were used.

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

The judgments we make related to the expected useful lives of long-lived assets and our ability to realize undiscounted cash flows in excess of the carrying amounts of these assets are affected by factors such as the ongoing maintenance and improvements of the assets, changes in economic conditions, changes in usage or operating performance, desirability of the restaurant sites and other factors, such as brand repositioning efforts, as in the case of Smokey Bones. As we assess the ongoing expected cash flows and carrying amounts of our long-lived assets, significant adverse changes in these factors could cause us to realize a material impairment charge. During fiscal 2006, we recognized charges of $10 million ($6 million after-tax) primarily related to the closing of three Smokey Bones restaurants and the impairment of two other Smokey Bones restaurants based on an evaluation of expected cash flows. The two impaired restaurants continued to operate subsequent to fiscal 2006. During fiscal 2005, we recognized asset impairment charges of $6 million ($4 million after-tax) for the write-down of two Olive Garden restaurants, one Red Lobster restaurant and one Smokey Bones restaurant based on an evaluation of expected cash flows, all of which closed in fiscal 2006. In the fourth quarter of fiscal 2004, we recognized asset impairment charges of $37 million ($23 million after-tax) for the closing of six Bahama Breeze restaurants, and the write-down of four other Bahama Breeze restaurants, one Olive Garden restaurant and one Red Lobster restaurant based on an evaluation of expected cash flows. The Olive Garden restaurant was closed in fiscal 2006.

Insurance Accruals

Through the use of insurance program deductibles and self-insurance, we retain a significant portion of expected losses under our workers' compensation, employee medical and general liability programs. However, we carry insurance for individual claims that generally exceed $250 thousand for workers' compensation and general liability claims. Accrued liabilities have been recorded based on our estimates of the anticipated ultimate costs to settle all claims, both reported and not yet reported.

Our accounting policies regarding these insurance programs include our judgments and independent actuarial assumptions about economic conditions, the frequency or severity of claims and claim development patterns and claim reserve, management and settlement practices. Unanticipated changes in these factors may produce materially different amounts of reported expense under these programs.

Income Taxes

We estimate certain components of our provision for income taxes. These estimates include, among other items, depreciation and amortization expense allowable for tax purposes, allowable tax credits for items such as taxes paid on reported employee tip income, effective rates for state and local income taxes and the tax deductibility of certain other items. We adjust our annual effective income tax rate as additional information on outcomes or events becomes available.

We base our estimates on the best available information at the time that we prepare the provision. We generally file our annual income tax returns several months after our fiscal year-end. Income tax returns are subject to audit by federal, state and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws.

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

We manage our business and our financial ratios to maintain an investment grade bond rating, which allows flexible access to financing at reasonable costs. Currently, our publicly issued long-term debt carries "Baa1" (Moody's Investors Service), "BBB+" (Standard & Poor's) and "BBB+" (Fitch) ratings. Our commercial paper has ratings of "P-2" (Moody's Investors Service), "A-2" (Standard & Poor's) and "F-2" (Fitch). These ratings are as of the date of this annual report and have been obtained with the understanding that Moody's Investors Service, Standard & Poor's and Fitch will continue to monitor our credit and make future adjustments to these ratings to the extent warranted. The ratings are not a recommendation to buy, sell or hold our securities, may be changed, superseded or withdrawn at any time and should be evaluated independently of any other rating.

Our commercial paper program serves as our primary source of short-term financing. To support our commercial paper program, we have a credit facility under a Credit Agreement dated August 16, 2005, with a consortium of banks, under which we can borrow up to $500 million. As part of this credit facility, we may request issuance of up to $100 million in letters of credit, the outstanding amount of which reduces the net borrowing capacity under the Credit Agreement. The borrowings and letters of credit obtained under the Credit Agreement may be denominated in U.S. dollars or other currencies approved by the banks. The Credit Agreement allows us to borrow at interest rates that vary based on a spread over (i) LIBOR or (ii) a base rate that is the higher of the prime rate or one-half of one percent above the federal funds rate, at our option. The interest rate spread over LIBOR is determined by our debt rating. We may also request that loans be made at interest rates offered by one or more of the banks in the consortium, which may vary from the LIBOR or the base rate. The Credit Agreement expires on August 15, 2010, and contains various restrictive covenants, including a leverage test that requires us to maintain a ratio of consolidated total debt to consolidated total capitalization of less than 0.65 to 1.00 and a limit on secured debt and debt owed by subsidiaries, subject to certain exceptions, of 10 percent of our consolidated tangible net worth. The Credit Agreement does not prohibit borrowing in the event of a ratings downgrade or a Material Adverse Effect, as defined in the Credit Agreement. We do not expect any of these covenants to limit our liquidity or capital resources. As of May 28, 2006, there were no borrowings outstanding under the Credit Agreement. However, as of May 28,

2006, there was $44 million of commercial paper and $15 million of letters of credit outstanding, which are backed by this facility. As of May 28, 2006, we were in compliance with all covenants under the Credit Agreement.

On August 12, 2005, we issued $150 million of unsecured 4.875 percent senior notes due in August 2010 and $150 million of unsecured 6.000 percent senior notes due in August 2035 under our shelf registration statement on file with the Securities and Exchange Commission (SEC). The net proceeds of $295 million from the issuance of these senior notes were used to repay at maturity our $150 million of 8.375 percent senior notes on September 15, 2005 and our $150 million of 6.375 percent notes on February 1, 2006.

At May 28, 2006, our long-term debt consisted principally of:

      o   $150 million of  unsecured  4.875  percent  senior notes due in August
          2010:

      o $75 million of unsecured 7.450 percent medium-term notes due in April 2011:

      o   $100 million of unsecured  7.125  percent  debentures  due in February
          2016;

      o   $150 million of unsecured  6.000 percent senior notes due August 2035;
          and

      o An unsecured, variable rate $22 million commercial bank loan due in December 2018 that is used to support two loans from us to the Employee Stock Ownership Plan portion of the Darden Savings Plan.

We also have $150 million of unsecured 5.750 percent medium-term notes due in March 2007 included in current liabilities as current portion of long-term debt, which we plan to repay through cash flows from operations or the issuance of unsecured debt securities in fiscal 2007. Through our shelf registration statement on file with the SEC, we may issue up to an additional $300 million of unsecured debt securities from time to time. The debt securities may bear interest at either fixed or floating rates and may have maturity dates of nine months or more after issuance.

A summary of our contractual obligations and commercial commitments at May 28, 2006, is as follows (in thousands):

------------------------------------------------------------------------------------------
                                               Payments Due by Period
------------------------------------------------------------------------------------------
      Contractual                       Less than       1-3          3-5       More than 5
      Obligations            Total        1 Year       Years        Years         Years
------------------------------------------------------------------------------------------
Short-term debt            $   44,000   $   44,000   $       --   $       --   $       --
------------------------------------------------------------------------------------------
Long-term debt (1)          1,053,728      192,244       64,295      287,948      509,241
------------------------------------------------------------------------------------------
Operating leases              425,414       72,876      124,505       93,046      134,987
------------------------------------------------------------------------------------------
Purchase obligations (2)      607,864      586,688       12,926        8,250           --
------------------------------------------------------------------------------------------
Benefit obligations (3)       198,833       14,343       31,111       35,811      117,568
------------------------------------------------------------------------------------------
Total contractual
   obligations             $2,329,839   $  910,151   $  232,837   $  425,055   $  761,796
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
                                  Amount of Commitment Expiration Per Period
------------------------------------------------------------------------------------------
                             Total
 Other Commercial           Amounts     Less than       1-3          3-5       More than 5
   Commitments             Committed      1 Year       Years        Years         Years
------------------------------------------------------------------------------------------
Standby letters of
     credit (4)            $ 77,181     $ 77,181       $  --        $  --         $  --
------------------------------------------------------------------------------------------
Guarantees (5)                1,269          388         553          246            82
------------------------------------------------------------------------------------------
Total commercial
   commitments             $ 78,450     $ 77,569       $ 553        $ 246         $  82
------------------------------------------------------------------------------------------

1) Includes interest payments associated with existing long-term debt, including the current portion. Variable-rate interest payments associated with the ESOP loan were estimated based on the interest rate in effect at May 28, 2006 (5.41 percent). Excludes issuance discount of $2,829.

2) Includes commitments for food and beverage items and supplies, capital projects and other miscellaneous commitments.

3) Includes expected payments associated with our defined benefit plans, postretirement benefit plan and our non-qualified deferred compensation plan through fiscal 2016.

4) Includes letters of credit for $64,556 of workers' compensation and general liabilities accrued in our consolidated financial statements; includes letters of credit for $4,495 of lease payments included in contractual operating lease obligation payments noted above and other letters of credit totaling $8,130.

5) Consists solely of guarantees associated with leased properties that have been assigned to third parties. We are not aware of any non-performance under these arrangements that would result in us having to perform in accordance with the terms of the guarantees.

Our fixed-charge coverage ratio, which measures the number of times each year that we earn enough to cover our fixed charges, amounted to 7.3 times and 6.8 times for the fiscal years ended May 28, 2006 and May 29, 2005, respectively. Our adjusted debt to adjusted total capital ratio (which includes 6.25 times the total annual restaurant minimum rent ($67 million and $62 million for the fiscal years ended May 28, 2006 and May 29, 2005, respectively) and 3.00 times the total annual restaurant equipment minimum rent ($0 million for the fiscal years ended May 28, 2006 and May 29, 2005, respectively) as components of adjusted debt and adjusted total capital) was 47 percent and 45 percent at May 28, 2006 and May 29, 2005, respectively. We use the lease-debt equivalent in our adjusted debt to adjusted total capital ratio reported to shareholders, as we believe its inclusion better represents the optimal capital structure that we target from period to period.

Based on these ratios, we believe our financial condition is strong. The composition of our capital structure is shown in the following table.

(In millions, except ratios)                   May 28, 2006       May 29, 2005
-------------------------------------------------------------------------------

CAPITAL STRUCTURE
-------------------------------------------------------------------------------
Short-term debt                                    $    44             $    --
Current portion of long-term debt                      150                 300
Long-term debt                                         495                 350
Stockholders' equity                                 1,230               1,273
-------------------------------------------------------------------------------
Total capital                                      $ 1,919             $ 1,923
===============================================================================

ADJUSTMENTS TO CAPITAL
-------------------------------------------------------------------------------
Short-term debt                                    $    44             $    --
Current portion of long-term debt                      150                 300
Long-term debt                                         495                 350
Lease-debt equivalent                                  415                 385
-------------------------------------------------------------------------------
Adjusted debt                                      $ 1,104             $ 1,035
Stockholders' equity                                 1,230               1,273
-------------------------------------------------------------------------------
Adjusted total capital                             $ 2,334             $ 2,308
===============================================================================

CAPITAL STRUCTURE RATIOS
-------------------------------------------------------------------------------
Debt to total capital ratio                            36%                  34%
Adjusted debt to adjusted total capital ratio          47%                  45%
===============================================================================

Net cash flows provided by operating activities were $717 million, $583 million and $525 million in fiscal 2006, 2005 and 2004, respectively. Net cash flows provided by operating activities include net earnings of $338 million, $291 million and $227 million in fiscal 2006, 2005 and 2004, respectively. Fiscal 2004 net earnings included a $37 million pre-tax ($23 million after-tax) charge for long-lived asset impairments associated with the closing of six Bahama Breeze restaurants and the write-down of the carrying value of four other Bahama Breeze restaurants, one Olive Garden restaurant and one Red Lobster restaurant. Net cash flows provided by operating activities also reflect income tax payments of $126 million, $111 million and $92 million in fiscal 2006, 2005 and 2004, respectively.

The increase in tax payments in fiscal 2006 and 2005 resulted primarily from accelerated deductions allowable for depreciation of certain capital expenditures for only a portion of fiscal 2005 and all of fiscal 2004, which lowered our income tax payments in those fiscal years. In fiscal 2006 and fiscal 2005, however, the impact of the reduction in accelerated depreciation deductions was partially offset by increases in income tax benefits associated with the exercise of employee stock options.

Net cash flows used in investing activities were $325 million, $313 million and $343 million in fiscal 2006, 2005 and 2004, respectively. Net cash flows used in investing activities included capital expenditures incurred principally to build new restaurants, replace equipment and remodel existing restaurants. Capital expenditures were $338 million in fiscal 2006, compared with $329 million in fiscal 2005 and $354 million in fiscal 2004. The decreased expenditures in fiscal 2005 resulted primarily from decreased spending associated with building fewer new restaurants and fewer remodels. We estimate that our fiscal 2007 capital expenditures will approximate $350 million.

Net cash flows used in financing activities were $393 million, $264 million and $194 million in fiscal 2006, 2005 and 2004, respectively. Net cash flows used in financing activities included our repurchase of 11.9 million shares of our common stock for $434 million in fiscal 2006, compared with 11.3 million shares for $312 million in fiscal 2005 and 10.7 million shares for $235 million in fiscal 2004. As of May 28, 2006, our Board of Directors had authorized us to repurchase up to 137.4 million shares of our common stock and a total of 132.5 million shares had been repurchased under the authorization. The repurchased common stock is reflected as a reduction of stockholders' equity. In June 2006, our Board of Directors authorized an additional 25 million shares for repurchase, bringing our unused authorization to 29.9 million. During fiscal 2006 we completed the offering of $300 million in senior notes, resulting in net proceeds of $295 million, which were used to repay, at maturity, $300 million in notes outstanding. We also received proceeds from the issuance of common stock upon the exercise of stock options of $62 million, $75 million and $40 million in fiscal 2006, 2005 and 2004, respectively. Net cash flows used in financing activities also included dividends paid to stockholders of $59 million, $13 million and $13 million in fiscal 2006, 2005 and 2004, respectively. The increase in dividend payments reflects the increase in our annual dividend rate from $0.08 per share in fiscal 2005 and fiscal 2004 to $0.40 per share in fiscal 2006.

Our defined benefit and other postretirement benefit costs and liabilities are determined using various actuarial assumptions and methodologies prescribed under the Financial Accounting Standards Board's (FASB) SFAS No. 87, "Employers' Accounting for Pensions" and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." We use certain assumptions including, but not limited to, the selection of a discount rate, expected long-term rate of return on plan assets and expected health care cost trend rates. We set the discount rate assumption annually for each plan at its valuation date to reflect the yield of high quality fixed-income debt instruments, with lives that approximate the maturity of the plan benefits. At May 28, 2006, our discount rate was 5.75 percent. The expected long-term rate of return on plan assets and health care cost trend rates are based upon several factors, including our historical assumptions compared with actual results, an analysis of current market conditions, asset allocations and the views of leading financial advisers and economists. Our assumed expected long-term rate of return on plan assets was 9.0 percent for each of the fiscal years reported. At May 28, 2006, the expected health care cost trend rates assumed for fiscal 2007 ranged from 8.0 percent to
9.0 percent, depending on the medical service category. The rates gradually decrease to 5.0 percent through fiscal 2011 and remain at that level thereafter. We made contributions of approximately $0.3 million, $0.1 million and $0.1 million in fiscal years 2006, 2005 and 2004, respectively, to our defined benefit pension plan to maintain its fully funded status as of each annual valuation date (the most recent of which was February 28, 2006).

The expected long-term rate of return on plan assets component of our net periodic benefit cost is calculated based on the market-related value of plan assets. Our target asset allocation is 35 percent U.S. equities, 30 percent high-quality, long-duration fixed-income securities, 15 percent international equities, 10 percent private equities and 10 percent real assets. We monitor our actual asset allocation to ensure that it approximates our target allocation and believe that our long-term asset allocation will continue to approximate our target allocation. Our historical ten-year rate of return on plan assets, calculated using the geometric method average of returns, is approximately 10.7 percent as of May 28, 2006.

We have an unrecognized net actuarial loss for the defined benefit plans and postretirement benefit plan as of May 28, 2006 of $47 million and $4 million, respectively. The unrecognized net actuarial loss represents changes in the amount of the projected benefit obligation and plan assets resulting from differences in the assumptions used and actual experience. The amortization of the unrecognized net actuarial loss component of our fiscal 2007 net periodic benefit cost for the defined benefit plans and postretirement benefit plan is expected to be approximately $5 million and $0.2 million, respectively.

We believe our defined benefit and postretirement benefit plan assumptions are appropriate based upon the factors discussed above. However, other assumptions could also be reasonably applied that could differ from the assumptions used. A quarter-percentage point change in the defined benefit plans' discount rate and the expected long-term rate of return on plan assets would increase or decrease earnings before income taxes by $0.7 million and $0.4 million, respectively. A quarter-percentage point change in our postretirement benefit plan discount rate would increase or decrease earnings before income taxes by $0.1 million. A one-percentage point increase in the health care cost trend rates would increase the accumulated postretirement benefit obligation (APBO) by $4 million at May 28, 2006 and the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost by $0.6 million for fiscal 2006. A one-percentage point decrease in the health care cost trend rates would decrease the APBO by $3 million at May 28, 2006 and the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost by $0.5 million for fiscal 2006. These changes in assumptions would not significantly impact our funding requirements.

We are not aware of any trends or events that would materially affect our capital requirements or liquidity. We believe that our internal cash-generating capabilities, borrowings available under our shelf registration for unsecured debt securities and short-term commercial paper program should be sufficient to finance our capital expenditures, debt maturities, stock repurchase program and other operating activities through fiscal 2007.

OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity, capital expenditures or capital resources.

FINANCIAL CONDITION

Our total current assets were $378 million at May 28, 2006, compared with $407 million at May 29, 2005. The decrease resulted primarily from decreases in inventories of $37 million related to opportunistic product purchases made near the end of fiscal 2005, which were not repeated as of the end of fiscal 2006. Additionally, the lower fiscal 2006 balance reflects the results of successful inventory management initiatives.

Our total current liabilities were $1.03 billion at May 28, 2006, compared with $1.04 billion at May 29, 2005. The decrease in current liabilities is primarily due to the net decrease in current debt maturities of $150 million, partially offset by an increase in short-term debt of $44 million, an increase in other current liabilities of $29 million, primarily due to a $16 million increase in liabilities associated with our non-qualified deferred compensation plan and an increase in accounts payable of $22 million, primarily due to the timing of our inventory and capital expenditures at the end of fiscal 2006.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of market risks, including fluctuations in interest rates, foreign currency exchange rates, compensation and commodity prices. To manage this exposure, we periodically enter into interest rate, foreign currency exchange, equity forwards and commodity instruments for other than trading purposes (see Notes 1 and 9 of the Notes to Consolidated Financial Statements, included elsewhere in this report).

We use the variance/covariance method to measure value at risk, over time horizons ranging from one week to one year, at the 95 percent confidence level. At May 28, 2006, our potential losses in future net earnings resulting from changes in foreign currency exchange rate instruments, commodity instruments and floating rate debt interest rate exposures were approximately $7 million over a period of one year (including the impact of the interest rate swap agreements discussed in Note 9 of the Notes to Consolidated Financial Statements, included elsewhere in this report). The value at risk from an increase in the fair value of all of our long-term fixed rate debt, over a period of one year, was approximately $49 million. The fair value of our long-term fixed rate debt during fiscal 2006 averaged $762 million, with a high of $967 million and a low of $640 million. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows by targeting an appropriate mix of variable and fixed rate debt.

FUTURE APPLICATION OF ACCOUNTING STANDARDS

In December 2004, the FASB issued SFAS No. 123 (Revised), "Share-Based Payment." SFAS No. 123R revises SFAS No. 123, "Accounting for Stock-Based Compensation" and generally requires the cost associated with employee services received in exchange for an award of equity instruments be measured based on the grant-date fair value of the award and recognized in the financial statements over the period during which employees are required to provide service in exchange for the award. SFAS No. 123R is effective for annual reporting periods beginning after June 15, 2006. Therefore, we will adopt the provisions of SFAS No. 123R as of our first fiscal quarter of 2007. Based on the current assumptions and calculations used, had we recognized compensation expense based on the fair value of awards of equity instruments, net earnings would have been reduced by approximately $14 million, $18 million and $15 million for fiscal 2006, 2005 and 2004, respectively. As disclosed in Note 1 of Notes to Consolidated Financial Statements, included elsewhere in this report, we will adopt SFAS No. 123R according to the modified prospective method and will continue using the Black Scholes option-pricing model to estimate the fair value of awards granted. Modified prospective application recognizes compensation expense for new awards granted after the effective date of SFAS No. 123R and for unvested awards as of the effective date of SFAS No. 123R over the remaining employee service period. We estimate the impact of adopting SFAS No. 123R will reduce net earnings by approximately $11 million or approximately $0.08 per diluted share in fiscal 2007. This estimate includes expense related to unvested stock options as of the date of adoption and other forms of stock-based compensation, not previously required to be recognized in net earnings.

SFAS 123R also requires amounts related to tax deductions on benefits provided in excess of recognized stock-based compensation expense to be classified as financing activity in our consolidated statements of cash flows, whereas these amounts are currently reported as operating activities in accordance with current guidance. This requirement will reduce net operating cash flows and increase net financing cash flows subsequent to the adoption of SFAS 123R. During fiscal 2006, 2005 and 2004, we reported $34 million, $43 million and $16 million, respectively, as tax deductions on benefits provided in excess of recognized stock-based compensation expense as a component of operating cash flows in our consolidated statements of cash flows. We cannot estimate what these amounts will be in the future as they depend on, among other things, when employees exercise stock options.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of SFAS No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertain income tax positions accounted for in accordance with SFAS No. 109. The Interpretation stipulates recognition and measurement criteria in addition to classification, interim period accounting and significantly expanded disclosure provisions for uncertain tax positions that are expected to be taken in a company's tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. We have not yet determined the impact the adoption of FIN 48 will have on our consolidated financial statements.

FORWARD-LOOKING STATEMENTS

Certain statements included in this report and other materials filed or to be filed by us with the SEC (as well as information included in oral or written statements made or to be made by us) may contain statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995, as codified in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act). Words or phrases such as "believe," "plan," "will," "expect," "intend," "estimate," and "project" and similar expressions are intended to identify forward-looking statements. All of these statements, and any other statements in this report that are not historical facts, are forward-looking. These forward-looking statements are based on assumptions concerning important factors, risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, could cause the actual results to differ materially from those expressed in the forward-looking statements. These factors, risks and uncertainties include, but are not limited to those discussed below and in Part I, Item 1A, "Risk Factors" in our Annual Report on Form 10-K for the year ended May 28, 2006:

o The intensely competitive nature of the restaurant industry, especially pricing, service, location, personnel and type and quality of food;

o Economic and business factors, both specific to the restaurant industry and generally, including changes in consumer preferences, demographic trends, fuel prices, severe weather conditions including hurricanes, a protracted economic slowdown or worsening economy, industry-wide cost pressures and public safety conditions, including actual or threatened armed conflicts or terrorist attacks;

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

o Growth objectives, including lower-than-expected sales and profitability of newly-opened restaurants, our expansion of newer concepts that have not yet proven their long-term viability, our ability to develop new concepts, risks associated with growth through acquisitions, and our ability to manage risks relating to the opening of new restaurants, including real estate development and construction activities, union activities, the issuance and renewal of licenses and permits, the availability of funds to finance growth and our ability to hire and train qualified personnel; and

o Our plans to improve the financial performance of Bahama Breeze and Smokey Bones and reposition the Smokey Bones brand.

Since it is not possible to foresee all such factors, risks and uncertainties, investors should not consider these factors to be a complete list of all risks or uncertainties.

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

/s/ Clarence Otis, Jr.
Clarence Otis, Jr.
Chairman of the Board and Chief Executive Officer

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of May 28, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Management has concluded that, as of May 28, 2006, the Company's internal control over financial reporting was effective based on these criteria.

The Company's independent registered public accounting firm, KPMG LLP, has issued an audit report on our assessment of our internal control over financial reporting, which follows.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
Darden Restaurants, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Darden Restaurants, Inc. maintained effective internal control over financial reporting as of May 28, 2006 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Darden Restaurants, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Darden Restaurants, Inc. maintained effective internal control over financial reporting as of May 28, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Darden Restaurants, Inc. maintained, in all material respects, effective internal control over financial reporting as of May 28, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Darden Restaurants, Inc. and subsidiaries as of May 28, 2006 and May 29, 2005, and the related consolidated statements of earnings, changes in stockholders' equity and accumulated other comprehensive income (loss), and cash flows for each of the years in the three-year period ended May 28, 2006, and our report dated July 27, 2006 expressed an unqualified opinion on those consolidated financial statements.


/s/ KPMG LLP

Orlando, FL
July 27, 2006
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Darden Restaurants, Inc.

We have audited the accompanying consolidated balance sheets of Darden Restaurants, Inc. and subsidiaries as of May 28, 2006 and May 29, 2005, and the related consolidated statements of earnings, changes in stockholders' equity and accumulated other comprehensive income (loss), and cash flows for each of the years in the three-year period ended May 28, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Darden Restaurants, Inc. and subsidiaries as of May 28, 2006 and May 29, 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended May 28, 2006 in conformity with U. S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Darden Restaurants, Inc.'s internal control over financial reporting as of May 28, 2006 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 27, 2006 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.


/s/ KPMG LLP

Orlando, Florida
July 27, 2006
Certified Public Accountants

CONSOLIDATED STATEMENTS OF EARNINGS

                                                                            Fiscal Year Ended
-----------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                          May 28, 2006    May 29, 2005    May 30, 2004
-----------------------------------------------------------------------------------------------------------
Sales                                                          $  5,720,640    $  5,278,110    $  5,003,355
Costs and expenses:
  Cost of sales:
     Food and beverage                                            1,691,906       1,593,709       1,526,875
     Restaurant labor                                             1,850,199       1,695,805       1,601,258
     Restaurant expenses                                            885,403         806,314         774,806
-----------------------------------------------------------------------------------------------------------
  Total cost of sales, excluding restaurant depreciation
     and amortization of $205,375, $198,422 and
      $195,486, respectively                                   $  4,427,508    $  4,095,828    $  3,902,939
  Selling, general and administrative                               536,379         497,478         472,109
  Depreciation and amortization                                     221,456         213,219         210,004
  Interest, net                                                      43,105          43,119          43,659
  Asset impairment and restructuring charges, net                     9,674           4,549          41,868
-----------------------------------------------------------------------------------------------------------
Total costs and expenses                                       $  5,238,122    $  4,854,193    $  4,670,579
-----------------------------------------------------------------------------------------------------------
Earnings before income taxes                                        482,518         423,917         332,776
Income taxes                                                        144,324         133,311         105,603
-----------------------------------------------------------------------------------------------------------
Net earnings                                                   $    338,194    $    290,606    $    227,173
===========================================================================================================
Net earnings per share:
  Basic                                                        $       2.26    $       1.85    $       1.39
  Diluted                                                      $       2.16    $       1.78    $       1.34
===========================================================================================================
Average number of common shares outstanding:
  Basic                                                             149,700         156,700         163,500
  Diluted                                                           156,900         163,400         169,700
===========================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

----------------------------------------------------------------------------------------------
(In thousands)                                                 May 28, 2006     May 29, 2005
----------------------------------------------------------------------------------------------
      ASSETS
Current assets:
   Cash and cash equivalents                                   $     42,334      $     42,801
   Receivables, net                                                  37,111            36,510
   Inventories, net                                                 198,723           235,444
   Prepaid expenses and other current assets                         29,889            28,927
   Deferred income taxes                                             69,550            63,584
----------------------------------------------------------------------------------------------
        Total current assets                                   $    377,607      $    407,266
Land, buildings and equipment, net                                2,446,035         2,351,454
Other assets                                                        186,528           179,051
----------------------------------------------------------------------------------------------
        Total assets                                           $  3,010,170      $  2,937,771
==============================================================================================

     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                            $    213,239      $    191,197
   Short-term debt                                                   44,000                --
   Accrued payroll                                                  123,176           114,602
   Accrued income taxes                                              64,792            52,404
   Other accrued taxes                                               46,853            43,825
   Unearned revenues                                                100,761            88,472
   Current portion of long-term debt                                149,948           299,929
   Other current liabilities                                        283,309           254,178
----------------------------------------------------------------------------------------------
        Total current liabilities                              $  1,026,078      $  1,044,607
Long-term debt, less current portion                                494,653           350,318
Deferred income taxes                                                90,573           114,846
Deferred rent                                                       138,530           130,872
Other liabilities                                                    30,573            24,109
----------------------------------------------------------------------------------------------
        Total liabilities                                      $  1,780,407      $  1,664,752
----------------------------------------------------------------------------------------------
Stockholders' equity:
   Common stock and surplus, no par value.  Authorized
     500,000 shares; issued 274,683 and 271,102 shares,
     respectively; outstanding 146,998 and 154,391 shares,
     respectively                                              $  1,806,367      $  1,703,336
   Preferred stock, no par value.  Authorized 25,000 shares;
     none issued and outstanding                                         --                --
   Retained earnings                                              1,684,742         1,405,754
   Treasury stock, 127,685 and 116,711 shares,
     at cost, respectively                                       (2,211,222)       (1,784,835)
   Accumulated other comprehensive income (loss)                     (5,570)           (8,876)
   Unearned compensation                                            (44,186)          (41,685)
   Officer notes receivable                                            (368)             (675)
----------------------------------------------------------------------------------------------
        Total stockholders' equity                             $  1,229,763      $  1,273,019
----------------------------------------------------------------------------------------------
        Total liabilities and stockholders' equity             $  3,010,170      $  2,937,771
==============================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

---------------------------------------------------------------------------------------------------------------------------
                                                            Common Stock                                  Accumulated Other
                                                                 And         Retained        Treasury       Comprehensive
(In thousands, except per share data)                          Surplus       Earnings         Stock         Income (Loss)
---------------------------------------------------------------------------------------------------------------------------
Balance at May 25, 2003                                       $1,525,957     $  913,464    $(1,254,293)           $(10,646)
---------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net earnings                                                       --        227,173             --                  --
   Other comprehensive income (loss):
       Foreign currency adjustment                                    --             --             --                 337
       Change in fair value of derivatives,
        net of tax of  $51                                            --             --             --                 205
       Minimum pension liability adjustment,
        net of tax benefit of  $45                                    --             --             --                 (69)

         Total comprehensive income
Cash dividends declared ($0.08 per share)                             --        (12,984)            --                  --
Stock option exercises (3,464 shares)                             30,972             --          3,685                  --
Issuance of restricted stock (409 shares), net
   of forfeiture adjustments                                       7,605             --            173                  --
Earned compensation                                                   --             --             --                  --
ESOP note receivable repayments                                       --             --             --                  --
Income tax benefits credited to equity                            15,650             --             --                  --
Purchases of common stock for treasury
   (10,749 shares)                                                    --             --       (235,462)                 --
Issuance of treasury stock under Employee
   Stock Purchase Plan and other plans (357 shares)                3,931             --          2,129                  --
Repayment of officer notes                                            --             --             --                  --
---------------------------------------------------------------------------------------------------------------------------
Balance at May 30, 2004                                       $1,584,115     $1,127,653    $(1,483,768)           $(10,173)
---------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net earnings                                                       --        290,606             --                  --
   Other comprehensive income (loss):
       Foreign currency adjustment                                    --             --             --               1,450
       Change in fair value of derivatives,
        net of tax of  $1,503                                         --             --             --                (243)
       Minimum pension liability adjustment,
        net of tax benefit of  $56                                    --             --             --                  90

          Total comprehensive income
Cash dividends declared ($0.08 per share)                             --        (12,505)            --                  --
Stock option exercises (6,615 shares)                             62,464             --          7,081                  --
Issuance of restricted stock (378 shares), net
   of forfeiture adjustments                                       9,535             --             --                  --
Earned compensation                                                   --             --             --                  --
ESOP note receivable repayments                                       --             --             --                  --
Income tax benefits credited to equity                            42,996             --             --                  --
Purchases of common stock for treasury
   (11,343 shares)                                                    --             --       (311,686)                 --
Issuance of treasury stock under Employee
   Stock Purchase Plan and other plans (296 shares)                4,226             --          1,932                  --
Issuance of treasury stock under Employee Stock Ownership
   Plan (50 shares)                                                   --             --          1,606                  --
Repayment of officer notes                                            --             --             --                  --
---------------------------------------------------------------------------------------------------------------------------
Balance at May 29, 2005                                       $1,703,336     $1,405,754    $(1,784,835)          $  (8,876)
---------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net earnings                                                       --        338,194             --                  --
   Other comprehensive income (loss):
       Foreign currency adjustment                                    --             --             --               3,878
       Change in fair value of derivatives,
        net of tax of  $418                                           --             --             --                (532)
       Minimum pension liability adjustment,
        net of tax benefit of  $25                                    --             --             --                 (40)

          Total comprehensive income
Cash dividends declared ($0.40 per share)                             --        (59,206)            --                  --
Stock option exercises (3,909 shares)                             49,260             --          6,346                  --
Issuance of restricted stock (403 shares), net
   of forfeiture adjustments                                      13,467             --             --                  --
Earned compensation                                                   --             --             --                  --
ESOP note receivable repayments                                       --             --             --                  --
Income tax benefits credited to equity                            34,316             --             --                  --
Purchases of common stock for treasury
   (11,943 shares)                                                    --             --       (434,187)                 --
Issuance of treasury stock under Employee
   Stock Purchase Plan and other plans (237 shares)                5,988             --          1,454                  --
Repayment of officer notes                                            --             --             --                  --
---------------------------------------------------------------------------------------------------------------------------
Balance at May 28, 2006                                       $1,806,367     $1,684,742    $(2,211,222)          $  (5,570)
===========================================================================================================================

-------------------------------------------------------------------------------------------------------------
                                                                                 Officer           Total
                                                                Unearned          Notes        Stockholders'
(In thousands, except per share data)                         Compensation      Receivable        Equity
-------------------------------------------------------------------------------------------------------------
Balance at May 25, 2003                                           $(42,848)         $(1,579)      $1,130,055
-------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net earnings                                                         --               --          227,173
   Other comprehensive income (loss):
       Foreign currency adjustment                                      --               --              337
       Change in fair value of derivatives,
        net of tax of  $51                                              --               --              205
       Minimum pension liability adjustment,
        net of tax benefit of  $45                                      --               --              (69)
                                                                                                  -----------
         Total comprehensive income                                                                  227,646
Cash dividends declared ($0.08 per share)                               --               --          (12,984)
Stock option exercises (3,464 shares)                                   --               --           34,657
Issuance of restricted stock (409 shares), net
   of forfeiture adjustments                                        (7,778)              --
Earned compensation                                                  4,198               --            4,198
ESOP note receivable repayments                                      5,027               --            5,027
Income tax benefits credited to equity                                  --               --           15,650
Purchases of common stock for treasury
   (10,749 shares)                                                      --               --         (235,462)
Issuance of treasury stock under Employee
   Stock Purchase Plan and other plans (357 shares)                     --               --            6,060
Repayment of officer notes                                              --              441              441
-------------------------------------------------------------------------------------------------------------
Balance at May 30, 2004                                           $(41,401)         $(1,138)      $1,175,288
-------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net earnings                                                         --               --          290,606
   Other comprehensive income (loss):
       Foreign currency adjustment                                      --               --            1,450
       Change in fair value of derivatives,
        net of tax of  $1,503                                           --               --             (243)
       Minimum pension liability adjustment,
        net of tax benefit of  $56                                      --               --               90
                                                                                                  -----------
          Total comprehensive income                                                                 291,903
Cash dividends declared ($0.08 per share)                               --               --          (12,505)
Stock option exercises (6,615 shares)                                   --               --           69,545
Issuance of restricted stock (378 shares), net
   of forfeiture adjustments                                        (9,535)              --               --
Earned compensation                                                  7,464               --            7,464
ESOP note receivable repayments                                      3,393               --            3,393
Income tax benefits credited to equity                                  --               --           42,996
Purchases of common stock for treasury
   (11,343 shares)                                                      --               --         (311,686)
Issuance of treasury stock under Employee
   Stock Purchase Plan and other plans (296 shares)                     --               --            6,158
Issuance of treasury stock under Employee Stock Ownership
   Plan (50 shares)                                                 (1,606)              --               --
Repayment of officer notes                                              --              463              463
-------------------------------------------------------------------------------------------------------------
Balance at May 29, 2005                                           $(41,685)        $   (675)      $1,273,019
-------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net earnings                                                         --               --          338,194
   Other comprehensive income (loss):
       Foreign currency adjustment                                      --               --            3,878
       Change in fair value of derivatives,
        net of tax of  $418                                             --               --             (532)
       Minimum pension liability adjustment,
        net of tax benefit of  $25                                      --               --              (40)
                                                                                                  -----------
          Total comprehensive income                                                                 341,500
Cash dividends declared ($0.40 per share)                               --               --          (59,206)
Stock option exercises (3,909 shares)                                   --               --           55,606
Issuance of restricted stock (403 shares), net
   of forfeiture adjustments                                       (13,467)              --               --
Earned compensation                                                  7,386               --            7,386
ESOP note receivable repayments                                      3,580               --            3,580
Income tax benefits credited to equity                                  --               --           34,316
Purchases of common stock for treasury
   (11,943 shares)                                                      --               --         (434,187)
Issuance of treasury stock under Employee
   Stock Purchase Plan and other plans (237 shares)                     --               --            7,442
Repayment of officer notes                                              --              307              307
-------------------------------------------------------------------------------------------------------------
Balance at May 28, 2006                                           $(44,186)        $   (368)      $1,229,763
=============================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                            Fiscal Year Ended
-----------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                               May 28, 2006     May 29, 2005      May 30, 2004
-----------------------------------------------------------------------------------------------------------------------------
Cash flows - operating activities
   Net earnings                                                              $    338,194     $    290,606      $    227,173
   Adjustments to reconcile net earnings to cash flows:
      Depreciation and amortization                                               221,456          213,219           210,004
      Asset impairment charges, net                                                 9,674            4,549            40,756
      Restructuring charge                                                             --               --             1,112
      Amortization of loan costs                                                    3,020            3,577             3,401
      Change in current assets and liabilities                                    121,401           28,967             2,207
      Contribution to postretirement plan                                            (410)            (472)             (172)
      Loss on disposal of land, buildings and equipment                             2,719            1,164               104
      Change in cash surrender value of trust-owned life
        insurance                                                                  (6,032)          (3,451)           (6,106)
      Deferred income taxes                                                       (29,796)         (24,722)           16,688
      Change in deferred rent                                                       7,658            7,993             7,583
      Change in other liabilities                                                   6,874           11,920             1,490
      Income tax benefits credited to equity                                       34,316           42,996            15,650
      Amortization of unearned compensation and other
        non-cash compensation expense                                               8,611            8,470             5,059
      Other, net                                                                     (595)          (1,574)              462
-----------------------------------------------------------------------------------------------------------------------------
            Net cash provided by operating activities                        $    717,090     $    583,242      $    525,411
-----------------------------------------------------------------------------------------------------------------------------
Cash flows - investing activities
   Purchases of land, buildings and equipment                                    (338,155)        (329,238)         (354,326)
   Increase in other assets                                                        (7,021)          (1,931)           (5,128)
   Proceeds from disposal of land, buildings and equipment                         20,560           18,028            16,197
-----------------------------------------------------------------------------------------------------------------------------
            Net cash used in investing activities                            $   (324,616)    $   (313,141)     $   (343,257)
-----------------------------------------------------------------------------------------------------------------------------
Cash flows - financing activities
   Proceeds from issuance of common stock                                          61,783           74,697            39,856
   Dividends paid                                                                 (59,206)         (12,505)          (12,984)
   Purchases of treasury stock                                                   (434,187)        (311,686)         (235,462)
   ESOP note receivable repayments                                                  3,580            3,393             5,027
   Increase (decrease) in short-term debt                                          44,000          (14,500)           14,500
    Proceeds from issuance of long-term debt                                      294,669               --                --
   Repayment of long-term debt                                                   (303,580)          (3,393)           (5,027)
-----------------------------------------------------------------------------------------------------------------------------
            Net cash used in financing activities                            $   (392,941)    $   (263,994)     $   (194,090)
-----------------------------------------------------------------------------------------------------------------------------
(Decrease) increase  in cash and cash equivalents                                    (467)           6,107           (11,936)
Cash and cash equivalents - beginning of year                                      42,801           36,694            48,630
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents - end of year                                      $     42,334     $     42,801      $     36,694
=============================================================================================================================
Cash flows from changes in current assets and liabilities
   Receivables                                                                       (601)          (5,533)             (279)
   Inventories                                                                     36,721          (36,663)          (25,137)
   Prepaid expenses and other current assets                                       (2,325)          (4,463)             (190)
   Accounts payable                                                                22,042           16,573            (1,027)
   Accrued payroll                                                                  8,574           11,275            17,352
   Accrued income taxes                                                            12,388            3,651           (19,222)
   Other accrued taxes                                                              3,028            5,385             3,371
   Unearned revenues                                                               12,289           12,959             2,815
   Other current liabilities                                                       29,285           25,783            24,524
-----------------------------------------------------------------------------------------------------------------------------
            Change in current assets and liabilities                         $    121,401     $     28,967      $      2,207
=============================================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations and Principles of Consolidation

The accompanying consolidated financial statements include the operations of Darden Restaurants, Inc. and its wholly owned subsidiaries (Darden, the Company, we, us or our). We own and operate the Red Lobster(R), Olive Garden(R), Bahama Breeze(R), Smokey Bones Barbeque & Grill(R) and Seasons 52(R) restaurant concepts located in the United States and Canada, with no franchising. We also license 42 restaurants in Japan. All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year

Our fiscal year ends on the last Sunday in May. Fiscal 2006 and 2005 both consisted of 52 weeks of operation. Fiscal 2004 consisted of 53 weeks of operation.

Use of Estimates

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

Accounts Receivable

Accounts receivable, net of the allowance for doubtful accounts, represents their estimated net realizable value. Provisions for doubtful accounts are recorded based on historical collection experience and the age of the receivables. Accounts receivable are written off when they are deemed uncollectible. See Note 2 - Accounts Receivable for additional information.

Inventories

Inventories consist of food and beverages and are valued at the lower of weighted-average cost or market.

Land, Buildings and Equipment, Net

Land, buildings and equipment are recorded at cost less accumulated depreciation. Repair and maintenance costs incurred to maintain the appearance and functionality of the land, buildings and equipment that do not extend its useful life or that are less than $1 are expensed as incurred. Building components are depreciated over estimated useful lives ranging from seven to 40 years using the straight-line method. Leasehold improvements, which are reflected on our consolidated balance sheets as a component of buildings, are amortized over the lesser of the expected lease term, including cancelable option periods, or the estimated useful lives of the related assets using the straight-line method. Equipment is depreciated over estimated useful lives ranging from two to ten years also using the straight-line method. Accelerated depreciation methods are generally used for income tax purposes. Depreciation and amortization expense associated with buildings and equipment amounted to $214,272, $206,552 and $203,349, in fiscal 2006, 2005 and 2004, respectively. In fiscal 2006, 2005 and 2004, we had losses on disposal of land, buildings and equipment of $2,719, $1,164 and $104, respectively, which were included in selling, general and administrative expenses. See Note 4 - Land, Buildings and Equipment, net for additional information.

Capitalized Software Costs

Capitalized software, which is a component of other assets, is recorded at cost less accumulated amortization. Capitalized software is amortized using the straight-line method over estimated useful lives ranging from three to ten years. The cost of capitalized software as of May 28, 2006 and May 29, 2005, amounted to $56,412 and $51,292, respectively. Accumulated amortization as of May 28, 2006 and May 29, 2005, amounted to $25,437 and $19,877, respectively. Amortization expense associated with capitalized software amounted to $7,184, $6,667 and $6,655, in fiscal 2006, 2005 and 2004, respectively.

Trust-Owned Life Insurance

In August 2001, we caused a trust that we previously had established to purchase life insurance policies covering certain of our officers and other key employees (trust-owned life insurance or TOLI). The trust is the owner and sole beneficiary of the TOLI policies. The policies were purchased to offset a portion of our obligations under our non-qualified deferred compensation plan. The cash surrender value for each policy is included in other assets while changes in cash surrender values are included in selling, general and administrative expenses.

Liquor Licenses

The costs of obtaining non-transferable liquor licenses that are directly issued by local government agencies for nominal fees are expensed as incurred. The costs of purchasing transferable liquor licenses through open markets in jurisdictions with a limited number of authorized liquor licenses are capitalized and included in other assets. Annual liquor license renewal fees are expensed.

Impairment of Long-Lived Assets

Land, buildings and equipment and certain other assets, including capitalized software costs and liquor licenses, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the assets. Identifiable cash flows are measured at the lowest level for which they are largely independent of the cash flows of other groups of assets and liabilities, generally at the restaurant level. If such assets are determined to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Fair value is generally determined based on appraisals or sales prices of comparable assets. Restaurant sites and certain other assets to be disposed of are reported at the lower of their carrying amount or fair value, less estimated costs to sell. Restaurant sites and certain other assets to be disposed of are included in assets held for disposal when certain criteria are met. These criteria include the requirement that the likelihood of disposing of these assets within one year is probable. Assets not meeting the held for sale criteria remain in land, buildings and equipment until their disposal is probable within one year.

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

Food and Beverage Costs

Food and beverage costs include inventory, warehousing and related purchasing and distribution costs. Vendor allowances received in connection with the purchase of a vendor's products are recognized as a reduction of the related food and beverage costs as earned. Advance payments are made by the vendors based on estimates of volume to be purchased from the vendors and the terms of the agreement. As we make purchases from the vendors each period, we recognize the pro rata portion of allowances earned as a reduction of food and beverage costs for that period. Differences between estimated and actual purchases are settled in accordance with the terms of the agreements. Vendor agreements are generally for a period of one year or more and payments received are initially recorded as long-term liabilities. Amounts which are expected to be earned within one year are recorded as a current liability.

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

Income tax benefits credited to equity relate to tax benefits associated with amounts that are deductible for income tax purposes but do not affect earnings. These benefits are principally generated from employee exercises of non-qualified stock options and vesting of employee restricted stock awards. See
Note 14 - Income Taxes for additional information.

Derivative Instruments and Hedging Activities

We use financial and commodities derivatives to manage interest rate, compensation and commodities pricing risks inherent in our business operations. Our use of derivative instruments is currently limited to interest rate hedges, equity forwards contracts and commodities futures and options contracts. These instruments are structured as hedges of forecasted transactions or the variability of cash flows to be paid related to a recognized asset or liability (cash flow hedges). No derivative instruments are entered into for trading or speculative purposes. All derivatives are recognized on the balance sheet at fair value. On the date the derivative contract is entered into, we document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking the various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific assets and liabilities on the consolidated balance sheet or to specific forecasted transactions. We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

Changes in the fair value of derivatives that are highly effective and that are designated and qualify as cash flow hedges are recorded in other comprehensive income (loss) until earnings are affected by the variability in cash flows of the designated hedged item. Where applicable, we discontinue hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item or the derivative is terminated. Any changes in the fair value of a derivative where hedge accounting has been discontinued or is ineffective are recognized immediately in earnings. Cash flows related to derivatives are included in operating activities. See Note 9 - Derivative Instruments and Hedging Activities for additional information.

Operating Leases

We recognize rent expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise the options would result in an economic penalty to the Company. Differences between amounts paid and amounts expensed are recorded as deferred rent. Within the provisions of certain of our leases, there are rent holidays and escalations in payments over the base lease term, as well as renewal periods. The effects of the holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes cancelable option periods where failure to exercise such options would result in an economic penalty to the Company. The lease term commences on the date when we have the right to control the use of the leased property, which is typically before rent payments are due under the terms of the lease. Many of our leases have renewal periods totaling five to 20 years, exercisable at our option and require payment of property taxes, insurance and maintenance costs in addition to the rent payments. Percentage rent expense is generally based on sales levels and is accrued at the point in time we determine that it is probable that such sales levels will be achieved.

Pre-Opening Expenses

Non-capital expenditures associated with opening new restaurants are expensed as incurred.

Advertising

Production costs of commercials are charged to operations in the fiscal period the advertising is first aired. The costs of programming and other advertising, promotion and marketing programs are charged to operations in the fiscal period incurred. Advertising expense, included in selling, general and administrative expenses, amounted to $229,693, $214,608 and $210,989, in fiscal 2006, 2005 and
2004, respectively.

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

Had we determined compensation expense for our stock options based on the fair value at the grant date as prescribed under SFAS No. 123, our net earnings and net earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                             Fiscal Year
--------------------------------------------------------------------------------------------------------
                                                                2006            2005            2004
--------------------------------------------------------------------------------------------------------
 Net earnings, as reported                                   $   338,194    $    290,606    $    227,173
    Add:  Stock-based compensation expense included in
        reported net earnings, net of related tax effects          5,366           5,134           3,158
    Deduct:  Total stock-based compensation expense
        determined under fair value based method for all
        awards, net of related tax effects                       (19,648)        (22,719)        (17,980)
                                                             -------------------------------------------
    Pro forma                                                $   323,912    $    273,021    $    212,351
                                                             ===========================================
 Basic net earnings per share
    As reported                                              $      2.26    $       1.85    $       1.39
    Pro forma                                                $      2.16    $       1.74    $       1.30
 Diluted net earnings per share
    As reported                                              $      2.16    $       1.78    $       1.34
    Pro forma                                                $      2.06    $       1.67    $       1.25
========================================================================================================

To determine pro forma net earnings, reported net earnings have been adjusted for compensation expense associated with stock options granted that are expected to vest. The preceding pro forma results were determined using the Black Scholes option-pricing model, which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, expected dividend payments and the risk-free interest rate over the expected life of the option. The weighted-average fair value of non-qualified stock options granted during fiscal 2006, 2005 and 2004 used in computing pro forma compensation expense was $10.68, $7.75 and $6.83, respectively. The dividend yield was calculated by dividing the current annualized dividend by the option exercise price for each grant. The expected volatility was determined considering stock prices for the fiscal year the grant occurred and prior fiscal years, as well as considering industry volatility data. The risk-free interest rate was the rate available on zero coupon U.S. government obligations with a term equal to the expected life of each grant. The expected life of the option was estimated based on the exercise history from previous grants.

The weighted-average assumptions used in the Black Scholes model were as follows:

                                                                 Stock Options
                                                             Granted in Fiscal Year
-------------------------------------------------------------------------------------------
                                                         2006         2005          2004
-------------------------------------------------------------------------------------------
Risk-free interest rate                                  3.91%         3.75%        2.62%
Expected volatility of stock                             30.0%         30.0%        30.0%
Dividend yield                                           1.20%          0.3%         0.2%
Expected option life                                  6.0 years     6.0 years    6.0 years
===========================================================================================

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

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (Revised), "Share-Based Payment" (SFAS No. 123R), which requires companies to begin expensing the estimated fair value of employee stock options and similar awards. SFAS No. 123R is effective for our first fiscal quarter of 2007. We will adopt SFAS No. 123R according to the modified prospective method and will continue using the Black Scholes option-pricing model to estimate the fair value of awards granted. Modified prospective application recognizes compensation expense for new awards granted after the effective date of SFAS No. 123R and for unvested awards as of the effective date of SFAS No. 123R over the remaining employee service period. See Note 16 - Stock Plans for additional information on our various forms of stock-based compensation.

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

The following table presents the computation of basic and diluted earnings per common share:

                                                                   Fiscal Year
-------------------------------------------------------------------------------------------
                                                        2006          2005          2004
-------------------------------------------------------------------------------------------
Net earnings                                          $ 338,194     $ 290,606    $  227,173
                                                      =====================================

Average common shares outstanding - Basic               149,700       156,700       163,500
Effect of dilutive stock-based compensation               7,200         6,700         6,200
                                                      -------------------------------------
Average common shares outstanding - Diluted             156,900       163,400       169,700
                                                      =====================================

Basic net earnings per share                          $    2.26     $    1.85    $     1.39

Diluted net earnings per share                        $    2.16     $    1.78    $     1.34
===========================================================================================

Options to purchase 79 shares, 2,680 shares and 4,643 shares of common stock were excluded from the calculation of diluted net earnings per share for fiscal 2006, 2005 and 2004, respectively, because their exercise prices exceeded the average market price of common shares for the period.

Comprehensive Income (Loss)

Comprehensive income (loss) includes net earnings and other comprehensive income
(loss) items that are excluded from net earnings under U.S. generally accepted accounting principles. Other comprehensive income (loss) items include foreign currency translation adjustments, the effective unrealized portion of changes in the fair value of cash flow hedges and amounts associated with minimum pension liability adjustments. See Note - 11 Stockholders' Equity for additional information.

Foreign Currency

The Canadian  dollar is the  functional  currency  for our  Canadian  restaurant operations. Assets and liabilities denominated in Canadian dollars are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. Translation gains and losses are reported as a separate component of accumulated other comprehensive income
(loss) in stockholders' equity. Aggregate cumulative translation losses were $4,846 and $8,724 at May 28, 2006 and May 29, 2005, respectively. Gain (losses) from foreign currency transactions, which amounted to $60, ($18) and ($53), are included in selling, general and administrative expenses for fiscal 2006, 2005 and 2004, respectively.

Segment Reporting

As of May 28, 2006, we operated 1,427 Red Lobster, Olive Garden, Bahama Breeze, Smokey Bones Barbeque & Grill and Seasons 52 restaurants in North America as operating segments. The restaurants operate principally in the U.S. within the casual dining industry, providing similar products to similar customers. The restaurants also possess similar pricing structures, resulting in similar long-term expected financial performance characteristics. Revenues from external customers are derived principally from food and beverage sales. We do not rely on any major customers as a source of revenue. We believe we meet the criteria for aggregating our operating segments into a single reporting segment.

Future Application of Accounting Standards

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs." SFAS No. 151 clarifies the accounting for abnormal amounts of idle facilities expense, freight, handling costs and wasted material. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not believe the adoption of SFAS No. 151 will have a material impact on our consolidated financial statements.

As previously disclosed, in December 2004, the FASB issued SFAS No. 123R, which revised the guidance in SFAS No. 123 and generally requires the cost of awards of equity instruments granted in exchange for employee services be measured based on the grant-date fair value of the award and recognized in the financial statements over the period during which employees are required to provide service in exchange for the award. SFAS No. 123R is effective for annual reporting periods beginning after June 15, 2005. SFAS 123R also requires amounts related to tax deductions on benefits provided in excess of recognized stock-based compensation expense to be classified as a financing activity in our consolidated statements of cash flows, whereas these amounts are currently reported as operating activities in accordance with current guidance. This requirement will reduce net operating cash flows and increase net financing cash flows in periods subsequent to the adoption of SFAS 123R. During fiscal 2006, 2005 and 2004, we reported $34,316, $42,996 and $15,650, respectively, as tax deductions in excess of recognized stock-based compensation expense as a component of operating cash flows in our consolidated statements of cash flows. We cannot estimate what these amounts will be in the future as they depend on, among other things, when employees exercise stock options.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of SFAS No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertain income tax positions accounted for in accordance with SFAS No. 109. The Interpretation stipulates recognition and measurement criteria in addition to classification, interim period accounting and significantly expanded disclosure provisions for uncertain tax positions that are expected to be taken in a company's tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. We have not yet determined the impact the adoption of FIN 48 will have on our consolidated financial statements.

Reclassification

Certain fiscal 2005 and 2004 amounts have been reclassified within net cash provided by operating activities in the accompanying consolidated statements of cash flows to conform to 2006 classifications. These reclassifications do not have an impact on the consolidated statements of earnings, consolidated balance sheets or consolidated statements of changes in stockholders' equity and accumulated other comprehensive income (loss).

NOTE 2 - ACCOUNTS RECEIVABLE

Our accounts receivable is primarily comprised of receivables from national storage and distribution companies with which we contract to provide services that are billed to us on a per-case basis. In connection with these services, certain of our inventory items are conveyed to these storage and distribution companies to transfer ownership and risk of loss prior to delivery of the inventory to our restaurants. We reacquire these items when the inventory is subsequently delivered to our restaurants. These transactions do not impact the consolidated statements of earnings. Receivables from national storage and distribution companies amounted to $20,466 and $20,296 at May 28, 2006 and May 29, 2005, respectively. The allowance for doubtful accounts associated with all of our receivables amounted to $400 at May 28, 2006 and May 29, 2005.

NOTE 3 - RESTRUCTURING AND ASSET IMPAIRMENT ACTIVITIES

Asset impairment charges related to the decision to close, relocate or rebuild certain restaurants amounted to $5,958, $900 and $5,667 in fiscal 2006, 2005 and 2004, respectively. Asset impairment credits related to assets sold that were previously impaired amounted to $596, $2,786 and $1,437 in fiscal 2006, 2005 and 2004, respectively. During fiscal 2006, we also recorded asset impairment charges of $4,312 for the write-down of carrying value of two Smokey Bones restaurants, which we continue to operate. During fiscal 2005, we also recorded asset impairment charges of $6,407 for the write-down of carrying value of two Olive Garden restaurants, one Red Lobster restaurant and one Smokey Bones restaurant, which continued to operate through fiscal 2005 but were subsequently closed in fiscal 2006. All impairment amounts are included in asset impairment and restructuring charges in the consolidated statements of earnings.

During fiscal 2004, we recorded pre-tax asset impairment charges of $36,526 for long-lived asset impairments associated with the closing of six Bahama Breeze restaurants and the write-down of the carrying value of four other Bahama Breeze restaurants, one Olive Garden restaurant and one Red Lobster restaurant, which continued to operate, except for the Olive Garden restaurant, which closed in fiscal 2006. We also recorded a restructuring charge of $1,112 primarily related to severance payments made to certain restaurant employees and exit costs associated with the closing of the six Bahama Breeze restaurants in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." All restructuring charges accrued were paid as of May 29, 2005.

The results of operations for all restaurants closed in fiscal 2006, 2005 and 2004 are not material to our consolidated financial position, results of operations or cash flows and, therefore, have not been presented as discontinued operations.

NOTE 4 - LAND, BUILDINGS AND EQUIPMENT, NET

The components of land, buildings and equipment, net, are as follows:

                                             May 28, 2006      May 29, 2005
----------------------------------------------------------------------------
Land                                          $   603,203       $   565,965
Buildings                                       2,472,206         2,306,342
Equipment                                       1,052,214         1,036,143
Construction in progress                          100,932           107,750
----------------------------------------------------------------------------
Total land, buildings and equipment             4,228,555         4,016,200
Less accumulated depreciation                  (1,782,520)       (1,664,746)
----------------------------------------------------------------------------
Land, buildings, and equipment, net           $ 2,446,035       $ 2,351,454
============================================================================

NOTE 5 - OTHER ASSETS

The components of other assets are as follows:

                                                                 May 28, 2006         May 29, 2005
--------------------------------------------------------------------------------------------------
Prepaid pension costs                                              $ 58,365             $  63,475
Trust-owned life insurance                                           49,905                43,873
Capitalized software costs, net                                      30,975                31,165
Liquor licenses                                                      24,988                24,570
Loan costs                                                            9,746                 8,008
Miscellaneous                                                        12,549                 7,960
--------------------------------------------------------------------------------------------------
Total other assets                                                 $186,528             $ 179,051
==================================================================================================

NOTE 6 - SHORT-TERM DEBT

Short-term debt at May 28, 2006 and May 29, 2005 consisted of $44,000 and $0, respectively, of unsecured commercial paper borrowings with original maturities of one month or less. The debt bore an interest rate of 5.08 percent at May 28, 2006.

NOTE 7 - OTHER CURRENT LIABILITIES

The components of other current liabilities are as follows:

                                                                 May 28, 2006         May 29, 2005
--------------------------------------------------------------------------------------------------
Employee benefits                                                  $152,687             $ 134,272
Sales and other taxes                                                43,695                39,011
Insurance                                                            40,639                35,938
Miscellaneous                                                        36,660                34,458
Accrued interest                                                      9,628                10,499
--------------------------------------------------------------------------------------------------
Total other current liabilities                                    $283,309             $ 254,178
==================================================================================================

NOTE 8 - LONG-TERM DEBT

The components of long-term debt are as follows:

                                                                 May 28, 2006         May 29, 2005
--------------------------------------------------------------------------------------------------
8.375% senior notes due September 2005                            $      --             $ 150,000
6.375% notes due February 2006                                           --               150,000
5.750% medium-term notes due March 2007                             150,000               150,000
4.875% senior notes due August 2010                                 150,000                    --
7.450% medium-term notes due April 2011                              75,000                75,000
7.125% debentures due February 2016                                 100,000               100,000
6.000% senior notes due August 2035                                 150,000                    --
ESOP loan with variable rate of interest (5.41% at May 28,
   2006) due December 2018                                           22,430                26,010
--------------------------------------------------------------------------------------------------
Total long-term debt                                                647,430               651,010
Less issuance discount                                               (2,829)                 (763)
--------------------------------------------------------------------------------------------------
Total long-term debt less issuance discount                         644,601               650,247
Less current portion                                               (149,948)             (299,929)
--------------------------------------------------------------------------------------------------
Long-term debt, excluding current portion                         $ 494,653             $ 350,318
==================================================================================================

On July 29, 2005, we filed a registration statement with the SEC to register an additional $475,000 of debt securities using a shelf registration process as well as to carry forward the $125,000 of debt securities available under our prior registration statement filed in July 2000. Under this registration statement, which became effective on August 5, 2005, we may offer, from time to time, up to $600,000 of our debt securities. On August 12, 2005, we issued $150,000 of unsecured 4.875 percent senior notes due in August 2010 and $150,000
of  unsecured   6.000  percent
senior notes due in August 2035 under the registration statement. Discount and issuance costs, which were $2,430 and $2,901, respectively, are being amortized over the terms of the senior notes using the straight-line method, the results of which approximate those of the effective interest rate method. The proceeds from the issuance of the senior notes were used to repay at maturity our outstanding $150,000 of 8.375 percent senior notes on September 15, 2005 and our outstanding $150,000 of 6.375 percent notes on February 1, 2006. Following the issuance of these senior notes, $300,000 of capacity remains available for the issuance of additional unsecured debt securities under our shelf registration statement.

We also maintain a credit facility under a Credit Agreement dated August 16, 2005 with a consortium of banks under which we can borrow up to $500,000. As part of this credit facility, we may request issuance of up to $100,000 in letters of credit, the outstanding amount of which reduces the net borrowing capacity under the agreement. The credit facility allows us to borrow at interest rates that vary based on a spread over (i) LIBOR or (ii) a base rate that is the higher of the prime rate or one-half of one percent above the federal funds rate, at our option. The interest rate spread over LIBOR is determined by our debt rating. We may also request that loans be made at interest rates offered by one or more of the banks, which may vary from the LIBOR or base rate. The credit facility supports our commercial paper borrowing program and expires on August 15, 2010. We are required to pay a facility fee of 10 basis points per annum on the average daily amount of loan commitments by the consortium. The amount of interest and annual facility fee are subject to change based on our maintenance of certain debt ratings and financial ratios, such as maximum debt to capital ratios. Advances under the credit facility are unsecured. As of May 28, 2006 and May 29, 2005, no borrowings under the credit facility were outstanding. However, as of May 28, 2006, there was $44,000 of commercial paper and $15,000 of letters of credit outstanding, which are backed by this facility. As of May 29, 2005, there was no commercial paper or letters of credit outstanding under the facility in place at that time. As of May 28, 2006, we were in compliance with all covenants under the credit facility.

All of our long-term debt currently outstanding is expected to be repaid entirely at maturity with interest being paid semi-annually over the life of the debt. The aggregate maturities of long-term debt for each of the five fiscal years subsequent to May 28, 2006, and thereafter are $150,000 in 2007, $0 in 2008, 2009 and 2010, $225,000 in 2011 and $272,430 thereafter.

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

Option Contracts and Commodity Swaps

During fiscal 2006 and 2005, we entered into option contracts and commodity swaps to reduce the risk of natural gas price fluctuations. To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives' fair value are not included in current earnings but are reported as accumulated other comprehensive income (loss). These changes in fair value are subsequently reclassified into earnings when the natural gas is purchased and used by us in our operations. Net gains (losses) of $4,281 and ($311) related to these derivatives were reclassified to earnings during fiscal 2006 and 2005, respectively, in connection with the settlement of our contracts. The fair value of these contracts was a net loss of $3,042 at May 28, 2006 and is expected to be reclassified from accumulated other comprehensive income (loss) into restaurant expenses during fiscal 2007. To the extent these derivatives are not effective, changes in their fair value are immediately recognized in current earnings. The fair value of outstanding derivatives is included in other current assets or other current liabilities.

At May 28, 2006, the maximum length of time over which we are hedging our exposure to the variability in future natural gas cash flows is 12 months. No gains or losses were reclassified into earnings during fiscal 2006 or fiscal 2005 as a result of the discontinuance of natural gas cash flow hedges.

Interest Rate Lock Agreement

During fiscal 2002, we entered into a treasury interest rate lock agreement (treasury lock) to hedge the risk that the cost of a future issuance of fixed-rate debt may be adversely affected by interest rate fluctuations. The treasury lock, which had a $75,000 notional principal amount of indebtedness, was used to hedge a portion of the interest payments associated with $150,000 of debt subsequently issued in March 2002. The treasury lock was settled at the time of the related debt issuance with a net gain of $267 being recognized in other comprehensive income (loss). The net gain on the treasury lock is being amortized into earnings as an adjustment to interest expense over the same period in which the related interest costs on the new debt issuance are being recognized in earnings. Annual amortization of $53 was recognized in earnings as an adjustment to interest expense during fiscal 2006, 2005 and 2004. We expect that the remaining $40 of this gain will be recognized in earnings as an adjustment to interest expense during fiscal 2007.

Interest Rate Swaps

During fiscal 2005 and fiscal 2004, we entered into interest rate swap agreements (swaps) to hedge the risk of changes in interest rates on the cost of a future issuance of fixed-rate debt. The swaps, which had a $100,000 notional principal amount of indebtedness, were used to hedge a portion of the interest payments associated with $150,000 of unsecured 4.875 percent senior notes due in August 2010, which were issued in August 2005. The interest rate swaps were settled at the time of the related debt issuance with a net loss of $1,177 being recognized in accumulated other comprehensive income (loss). The net loss on the interest rate swaps is being amortized into earnings as an adjustment to interest expense over the same period in which the related interest costs on the new debt issuance are being recognized in earnings. A loss of $177 was recognized in earnings during fiscal 2006 as an adjustment to interest expense.

We also had interest rate swaps with a notional amount of $200,000, which we used to convert variable rates on our long-term debt to fixed rates effective May 30, 1995, related to the issuance of our $150,000 6.375 percent notes due February 2006 and our $100,000 7.125 percent debentures due February 2016. We received the one-month commercial paper interest rate and paid fixed-rate interest ranging from 7.51 percent to 7.89 percent. The interest rate swaps were settled during January 1996 at a cost to us of $27,670. A portion of the cost was recognized as an adjustment to interest expense over the term of our 10-year
6.375 percent notes that were settled at maturity in February 2006. The remaining portion continues to be recognized as an adjustment to interest expense over the term of our 20-year 7.125 percent debentures due 2016.

Equity Forwards

During fiscal 2006 and 2005, we entered into equity forward contracts to hedge the risk of changes in future cash flows associated with the unvested unrecognized Darden stock units granted during the first quarters of fiscal 2006 and 2005 (see Note 16 - Stock Plans for additional information). The equity forward contracts will be settled at the end of the vesting periods of their underlying Darden stock units, which range between four and five years. In total, the equity forward contracts are indexed to 330 shares of our common stock, have an $8,264 notional amount and can only be net settled in cash. To the extent the equity forward contracts are effective in offsetting the variability of the hedged cash flows, changes in the fair value of the equity forward contracts are not included in current earnings but are reported as accumulated other comprehensive income (loss). A deferred gain of $2,348 related to the equity forward contracts was recognized in accumulated other comprehensive income (loss) at May 28, 2006. As the Darden stock units vest, we will effectively de-designate that portion of the equity forward contract that no longer qualifies for hedge accounting and changes in fair value associated with that portion of the equity forward contract will be recognized in current earnings. Gains of $965 and $471 were recognized in earnings as a component of restaurant labor during fiscal 2006 and 2005, respectively.

During May 2006, we entered into an equity forward contract to hedge the risk of changes in future cash flows associated with employee directed investments in Darden stock within the non-qualified deferred compensation plan (see Note 15 - Retirement Plans for additional information). The equity forward contract is indexed to 100 shares of our common stock, has a $3,744 notional amount, can only be net settled in cash and expires in May 2011. We did not elect hedge accounting with the expectation that changes in the fair value of the equity forward contract would offset changes in the fair value of the Darden stock investments in the non-qualified deferred compensation plan within net earnings in our consolidated statements of earnings. A loss of $93 related to the equity forward contract was recognized in net earnings during fiscal 2006.

NOTE 10 - FINANCIAL INSTRUMENTS

The fair values of cash equivalents, accounts receivable, accounts payable and short-term debt approximate their carrying amounts due to their short duration.

The carrying value and fair value of long-term debt at May 28, 2006 was $644,601 and $645,600, respectively. The carrying value and fair value of long-term debt at May 29, 2005 was $650,247 and $686,040, respectively. The fair value of long-term debt is determined based on market prices or, if market prices are not available, the present value of the underlying cash flows discounted at our incremental borrowing rates.

NOTE 11 - STOCKHOLDERS' EQUITY

Treasury Stock

On June 16, 2006, our Board of Directors authorized an additional share repurchase authorization totaling 25,000 shares in addition to the previous authorization of 137,400 shares. In fiscal 2006, 2005 and 2004, we purchased treasury stock totaling $434,187, $311,686 and $235,462, respectively. At May 28, 2006, a total of 132,528 shares have been repurchased under the authorizations. The repurchased common stock is reflected as a reduction of stockholders' equity.

Stock Purchase/Loan Program

We have share ownership guidelines for our officers. To assist them in meeting these guidelines, we implemented the 1998 Stock Purchase/Option Award Loan Program (Loan Program) in conjunction with our Stock Option and Long-Term Incentive Plan of 1995. The Loan Program provided loans to our officers and awarded two options for every new share purchased, up to a maximum total share value equal to a designated percentage of the officer's base compensation. Loans are full recourse and interest bearing, with a maximum principal amount of 75 percent of the value of the stock purchased. The stock purchased is held on deposit with us until the loan is repaid. The interest rate for loans under the Loan Program is fixed and is equal to the applicable federal rate for mid-term loans with semi-annual compounding for the month in which the loan originates. Interest is payable on a weekly basis. Loan principal is payable in installments with 25 percent, 25 percent and 50 percent of the total loan due at the end of the fifth, sixth and seventh years of the loan, respectively. Effective July 30, 2002, and in compliance with the Sarbanes-Oxley Act of 2002, we no longer issue new loans under the Loan Program. We account for outstanding officer notes receivable as a reduction of stockholders' equity.

Stockholders' Rights Plan

Under our Rights Agreement dated May 16, 2005, each share of our common stock has associated with it one right to purchase one-thousandth of a share of our Series A Participating Cumulative Preferred Stock at a purchase price of $120, subject to adjustment under certain circumstances to prevent dilution. The rights are exercisable when, and are not transferable apart from our common stock until, a person or group has acquired 15 percent or more, or makes a tender offer for 15 percent or more, of our common stock. If the specified percentage of our common stock is then acquired, each right will entitle the holder (other than the acquiring company) to receive, upon exercise, common stock of either us or the acquiring company having a value equal to two times the exercise price of the right. The rights are redeemable by our Board of Directors under certain circumstances and expire on May 25, 2015.

Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are as follows:

                                                                 May 28, 2006         May 29, 2005
---------------------------------------------------------------------------------------------------
Foreign currency translation adjustment                            $ (4,846)            $   (8,724)
Unrealized gains (losses) on derivatives, net of tax                   (187)                   345
Minimum pension liability adjustment, net of tax                       (537)                  (497)
---------------------------------------------------------------------------------------------------
Total accumulated other comprehensive income (loss)                $ (5,570)            $   (8,876)
===================================================================================================

Reclassification adjustments associated with pre-tax net derivative income (losses) realized in net earnings for fiscal 2006, 2005 and 2004 amounted to $5,029, $213 and $(386), respectively.

NOTE 12 - LEASES

An analysis of rent expense incurred under operating leases is as follows:

                                                         Fiscal Year
-------------------------------------------------------------------------------
                                              2006          2005         2004
-------------------------------------------------------------------------------
Restaurant minimum rent                    $  67,150     $  62,116    $  56,462
Restaurant percentage rent                     4,708         4,036        3,820
Restaurant equipment minimum rent                  5             7           57
Restaurant rent averaging expense              6,886         7,636        7,522
Transportation equipment                       2,580         3,083        2,514
Office equipment                               1,112         1,200        1,302
Office space                                   1,296         1,129        1,286
Warehouse space                                  354           325          315
-------------------------------------------------------------------------------
Total rent expense                         $  84,091     $  79,532    $  73,278
===============================================================================

The annual non-cancelable future lease commitments for each of the five fiscal years subsequent to May 28, 2006 and thereafter are: $72,876 in 2007, $66,646 in 2008, $57,859 in 2009, $49,776 in 2010, $43,270 in 2011 and $134,987 thereafter, for a cumulative total of $425,414.

NOTE 13 - INTEREST, NET

The components of interest, net, are as follows:

                                                         Fiscal Year
--------------------------------------------------------------------------------
                                             2006          2005         2004
--------------------------------------------------------------------------------
Interest expense                           $  48,922     $  47,656    $  47,710
Capitalized interest                          (2,696)       (3,182)      (3,500)
Interest income                               (3,121)       (1,355)        (551)
--------------------------------------------------------------------------------
Interest, net                              $  43,105     $  43,119    $  43,659
================================================================================

Capitalized interest was computed using our average borrowing rate. We paid $40,305, $39,083 and $39,661 for interest (net of amounts capitalized) in fiscal 2006, 2005 and 2004, respectively.

NOTE 14 - INCOME TAXES

The components of earnings before income taxes and the provision for income taxes thereon are as follows:

                                                         Fiscal Year
-------------------------------------------------------------------------------
                                             2006          2005         2004
-------------------------------------------------------------------------------

Earnings before income taxes:
      U.S.                                 $  475,017    $ 416,905    $ 328,577
      Canada                                    7,501        7,012        4,199
-------------------------------------------------------------------------------
Earnings before income taxes               $  482,518    $ 423,917    $ 332,776
-------------------------------------------------------------------------------
Income taxes:
  Current:
      Federal                              $  147,174    $ 137,549    $  75,121
      State and local                          26,900       20,438       13,663
      Canada                                       46           46          131
-------------------------------------------------------------------------------
    Total current                          $  174,120    $ 158,033    $  88,915
-------------------------------------------------------------------------------
  Deferred (principally U.S.)                 (29,796)     (24,722)      16,688
-------------------------------------------------------------------------------
Total income taxes                         $  144,324    $ 133,311    $ 105,603
===============================================================================

During fiscal 2006, 2005 and 2004, we paid income taxes of $126,279, $111,386 and $92,265, respectively.

The following table is a reconciliation of the U.S. statutory income tax rate to the effective income tax rate included in the accompanying consolidated statements of earnings:

                                                         Fiscal Year
-------------------------------------------------------------------------------
                                                2006          2005         2004
-------------------------------------------------------------------------------
U.S. statutory rate                             35.0%        35.0%        35.0%
State and local income taxes, net of
  federal tax benefits                           3.1          2.9          3.2
Benefit of federal income tax credits           (5.8)        (5.0)        (5.2)
Other, net                                      (2.4)        (1.5)        (1.3)
-------------------------------------------------------------------------------
Effective income tax rate                       29.9%        31.4%        31.7%
===============================================================================

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

                                                 May 28, 2006      May 29, 2005
--------------------------------------------------------------------------------
Accrued liabilities                              $    16,988       $     18,016
Compensation and employee benefits                    91,479             76,680
Deferred rent and interest income                     35,735             33,149
Asset disposition                                        705              2,239
Other                                                  6,160              4,537
--------------------------------------------------------------------------------
  Gross deferred tax assets                      $   151,067       $    134,621
--------------------------------------------------------------------------------
Buildings and equipment                             (134,358)          (145,421)
Prepaid pension costs                                (22,090)           (24,115)
Prepaid interest                                      (1,102)            (1,205)
Capitalized software and other assets                (10,572)           (11,334)
Other                                                 (3,968)            (3,808)
--------------------------------------------------------------------------------
  Gross deferred tax liabilities                 $  (172,090)      $   (185,883)
--------------------------------------------------------------------------------
  Net deferred tax liabilities                   $   (21,023)      $    (51,262)
================================================================================

A valuation allowance for deferred tax assets is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At May 28, 2006 and May 29, 2005, no valuation allowance has been recognized for deferred tax assets because we believe that sufficient projected future taxable income will be generated to fully utilize the benefits of these deductible amounts.

NOTE 15- RETIREMENT PLANS

Defined Benefit Plans and Postretirement Benefit Plan

Substantially all of our employees are eligible to participate in a retirement plan. We sponsor non-contributory defined benefit pension plans for our salaried employees, in which benefits are based on various formulas that include years of service and compensation factors and for a group of hourly employees, in which a fixed level of benefits is provided. Pension plan assets are primarily invested in U.S., international and private equities, long duration fixed-income securities and real assets. Our policy is to fund, at a minimum, the amount necessary on an actuarial basis to provide for benefits in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended. We also sponsor a contributory postretirement benefit plan that provides health care benefits to our salaried retirees. During fiscal 2006, 2005 and 2004, we funded the defined benefit pension plans in the amount of $270, $103 and $85, respectively. We expect to contribute approximately $400 to our defined benefit pension plans during fiscal 2007. During fiscal 2006, 2005 and 2004, we funded the postretirement benefit plan in the amount of $410, $472 and $172, respectively. We expect to contribute approximately $400 to our postretirement benefit plan during fiscal 2007.

The following provides a reconciliation of the changes in the plan benefit obligation, fair value of plan assets and the funded status of the plans as of February 28, 2006 and 2005:

                                              Defined Benefit Plans         Postretirement Benefit Plan
--------------------------------------------------------------------------------------------------------
                                                   2006        2005                    2006        2005
--------------------------------------------------------------------------------------------------------
Change in Benefit Obligation:
Benefit obligation at beginning of period     $ 158,196   $ 143,689               $  16,370   $  16,885
  Service cost                                    5,199       4,840                     679         699
  Interest cost                                   8,059       7,315                     933       1,006
  Participant contributions                          --          --                     167         145
  Benefits paid                                  (6,993)     (5,387)                   (646)       (544)
  Actuarial loss (gain)                           3,845       7,739                     187      (1,821)
--------------------------------------------------------------------------------------------------------
Benefit obligation at end of period           $ 168,306   $ 158,196               $  17,690   $  16,370
========================================================================================================

Change in Plan Assets:
Fair value at beginning of period             $ 158,115   $ 145,252               $      --   $      --
  Actual return on plan assets                   23,989      18,162                      --          --
  Employer contributions                            209          88                     479         399
  Participant contributions                          --          --                     167         145
  Benefits paid                                  (6,993)     (5,387)                   (646)       (544)
-----------------------------------------------------------------------------------------------------=--
Fair value at end of period                   $ 175,320   $ 158,115               $      --   $      --
========================================================================================================

Reconciliation of the Plan's Funded Status:
Funded status at end of period                $   7,014   $     (81)              $ (17,690)   $(16,370)
  Unrecognized prior service cost                   319         (22)                     --          --
  Unrecognized actuarial loss                    46,700      59,379                   4,272       4,292
  Contributions for March to May                     98          37                      81         150
--------------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit costs               $  54,131   $  59,313               $ (13,337)   $(11,928)
========================================================================================================

Components of the Consolidated Balance
Sheets:
Prepaid benefit costs                         $  58,365   $  63,475               $      --   $      --
Accrued benefit costs                            (5,110)     (4,974)                (13,337)    (11,928)
Accumulated other comprehensive loss                876         812                      --          --
--------------------------------------------------------------------------------------------------------
Net asset (liability) recognized              $  54,131   $  59,313               $ (13,337)  $ (11,928)
========================================================================================================

The accumulated benefit obligation for all pension plans was $160,835 and $150,841 at May 28, 2006 and May 29, 2005, respectively. The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $5,209 and $0, respectively, at February 28, 2006 and $5,011 and $0, respectively, at February 28, 2005. The projected benefit obligation for pension plans with projected benefit obligations in excess of plan assets approximated their accumulated benefit obligation at February 28, 2006 and February 28, 2005.

The following table presents the weighted-average assumptions used to determine benefit obligations and net expense:

                                                        Defined Benefit Plans      Postretirement Benefit Plan
--------------------------------------------------------------------------------------------------------------
                                                          2006          2005           2006            2005
--------------------------------------------------------------------------------------------------------------
Weighted-average assumptions used to determine
  benefit obligations at May 28 and May 29, (1)
    Discount rate                                         5.75%         5.75%          5.75%           5.75%
    Rate of future compensation increases                 3.75%         3.75%           N/A             N/A

Weighted-average assumptions used to determine
  net expense for fiscal years ended May 28 and
  May 29,(2)
    Discount rate                                         5.75%         6.00%          5.75%           6.00%
    Expected long-term rate of return on plan assets      9.00%         9.00%           N/A             N/A
    Rate of future compensation increases                 3.75%         3.75%           N/A             N/A
==============================================================================================================

(1)   Determined as of the end of fiscal year

(2)   Determined as of the beginning of fiscal year

We set the discount rate assumption annually for each of the plans at their valuation dates to reflect the yield of high-quality fixed-income debt instruments, with lives that approximate the maturity of the plan benefits. The expected long-term rate of return on plan assets and health care cost trend rates are based upon several factors, including our historical assumptions compared with actual results, an analysis of current market conditions, asset allocations and the views of leading financial advisers and economists. Our target asset allocation is 35 percent U.S. equities, 30 percent high-quality, long-duration fixed-income securities, 15 percent international equities, 10 percent real assets and 10 percent private equities. We monitor our actual asset allocation to ensure that it approximates our target allocation and believe that our long-term asset allocation will continue to approximate our target allocation. The defined benefit pension plans have the following asset allocations at their measurement dates of February 28, 2006 and 2005, respectively:

-----------------------------------------------------------------------------------------------
                                                                       2006               2005
-----------------------------------------------------------------------------------------------
U.S. equities                                                           37%                37%
High-quality, long-duration fixed-income securities                     21%                24%
International equities                                                  21%                20%
Real assets                                                             12%                13%
Private equities                                                         9%                 6%
-----------------------------------------------------------------------------------------------
Total                                                                  100%               100%
===============================================================================================

For fiscal 2004 through 2006 we have used an expected long-term rate of return on plan assets for our defined benefit plan of 9.0 percent. Our historical ten-year rate of return on plan assets, calculated using the geometric method average of returns, is approximately 10.7 percent as of May 28, 2006.

The discount rate and expected return on plan assets assumptions have a significant effect on amounts reported for defined benefit pension plans. A quarter percentage point change in the defined benefit plans' discount rate and the expected long-term rate of return on plan assets would increase or decrease earnings before income taxes by $709 and $367, respectively.

The assumed health care cost trend rate increase in the per-capita charges for benefits ranged from 8.0 percent to 9.0 percent for fiscal 2007, depending on the medical service category. The rates gradually decrease to 5.0 percent through fiscal 2011 and remain at that level thereafter.

The assumed health care cost trend rate has a significant effect on amounts reported for retiree health care plans. A one-percentage-point variance in the assumed health care cost trend rate would increase or decrease the total of the service and interest cost components of net periodic postretirement benefit cost by $630 and $489, respectively, and would increase or decrease the accumulated postretirement benefit obligation by $3,890 and $3,040, respectively.

Components of net periodic benefit cost are as follows:

                                                         Defined Benefit Plans           Postretirement Benefit Plan
--------------------------------------------------------------------------------------------------------------------
                                                      2006        2005        2004        2006       2005       2004
--------------------------------------------------------------------------------------------------------------------
Service cost                                      $  5,199    $  4,840    $  4,516     $   679    $   699    $   626
Interest cost                                        8,059       7,315       7,076         933      1,005        919
Expected return on plan assets                     (13,216)    (12,841)    (12,821)         --         --         --
Amortization of unrecognized prior service cost         85        (348)       (348)         --         --         29
Recognized net actuarial loss                        5,324       4,992       3,710         207        346        334
--------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                         $  5,451    $  3,958    $  2,133     $ 1,819    $ 2,050    $ 1,908
====================================================================================================================

The following benefit payments are expected to be paid:

-----------------------------------------------------------------------------------------------------------------
                                                                             Defined Benefit      Postretirement
                                                                                  Plans            Benefit Plan
-----------------------------------------------------------------------------------------------------------------
    2007                                                                            $ 7,319                $  340
    2008                                                                              7,069                   386
    2009                                                                              7,034                   453
    2010                                                                              7,045                   503
    2011                                                                              7,140                   571
    2012-2016                                                                        39,412                 4,099

Defined Contribution Plan

We have a defined contribution plan covering most employees age 21 and older. We match contributions for participants with at least one year of service up to six percent of compensation, based on our performance. The match ranges from a minimum of $0.25 to $1.20 for each dollar contributed by the participant. The plan had net assets of $527,653 at May 28, 2006 and $498,125 at May 29, 2005. Expense recognized in fiscal 2006, 2005 and 2004 was $1,446, $2,713 and $2,666, respectively. Employees classified as "highly compensated" under the Internal Revenue Code are not eligible to participate in this plan. Instead, highly compensated employees are eligible to participate in a separate non-qualified deferred compensation plan. This plan allows eligible employees to defer the payment of all or part of their annual salary and bonus and provides for awards that approximate the matching contributions and other amounts that participants would have received had they been eligible to participate in our defined contribution and defined benefit plans. Amounts payable to highly compensated employees under the non-qualified deferred compensation plan totaled $124,668 and $108,407 at May 28, 2006 and May 29, 2005, respectively. These amounts are included in other current liabilities.

The defined contribution plan includes an Employee Stock Ownership Plan (ESOP). This ESOP originally borrowed $50,000 from third parties, with guarantees by us, and borrowed $25,000 from us at a variable interest rate. The $50,000 third party loan was refinanced in 1997 by a commercial bank's loan to us and a corresponding loan from us to the ESOP. Compensation expense is recognized as contributions are accrued. In addition to matching plan participant contributions, our contributions to the plan are also made to pay certain employee incentive bonuses. Fluctuations in our stock price impact the amount of expense to be recognized. Contributions to the plan, plus the dividends accumulated on allocated and unallocated shares held by the ESOP, are used to pay principal, interest and expenses of the plan. As loan payments are made, common stock is allocated to ESOP participants. In fiscal 2006, 2005 and 2004, the ESOP incurred interest expense of $1,060, $677 and $473, respectively, and used dividends received of $2,978, $1,235 and $454, respectively, and contributions received from us of $1,668, $3,389 and $4,093, respectively, to pay principal and interest on our debt.

ESOP shares are included in average common shares outstanding for purposes of calculating net earnings per share. At May 28, 2006, the ESOP's debt to us had a balance of $22,430 with a variable rate of interest of 5.41 percent; $5,530 of the principal balance is due to be repaid no later than December 2007, with the remaining $16,900 due to be repaid no later than December 2014. The number of our common shares held in the ESOP at May 28, 2006 approximated 8,829 shares, representing 4,119 allocated shares, 2 committed-to-be-released shares and 4,708 suspense shares.

At the end of fiscal 2005, the ESOP borrowed $1,606 from us at a variable interest rate and acquired an additional 50 shares of our common stock, which were held in suspense within the ESOP at May 29, 2005. The loan, which had a variable interest rate of 5.41 percent at May 28, 2006, is due to be repaid no later than December 2018. The shares acquired under this loan are accounted for in accordance with Statement of Position (SOP) 93-6, "Employers Accounting for Employee Stock Ownership Plans." Fluctuations in our stock price are recognized as adjustments to common stock and surplus when the shares are committed to be released. These ESOP shares are not considered outstanding until they are committed to be released and, therefore, have been excluded for purposes of calculating basic and diluted net earnings per share at May 28, 2006. The fair value of these shares at May 28, 2006 was $1,727.

NOTE 16 - STOCK PLANS

We maintain one active stock option and stock grant plan under which new awards may still be issued: the 2002 Stock Incentive Plan (2002 Plan). We also have three other stock option and stock grant plans under which we no longer can grant new awards, although awards outstanding under the plans may still vest and be exercised in accordance with their terms: the Stock Plan for Directors (Director Stock Plan), the Stock Option and Long-Term Incentive Plan of 1995 (1995 Plan) and the Restaurant Management and Employee Stock Plan of 2000 (2000
Plan). All of the plans are administered by the Compensation Committee of the Board of Directors. The 2002 Plan provides for the issuance of up to 8,550 common shares in connection with the granting of non-qualified stock options, incentive stock options, stock appreciation rights, stock awards, restricted stock, RSUs, stock awards and other stock-based awards to key employees and non-employee directors. Up to 1,700 shares may be granted under the plan as restricted stock and RSUs. The Director Stock Plan provided for the issuance of up to 375 common shares out of our treasury in connection with the granting of non-qualified stock options, restricted stock and RSUs to non-employee directors. No new awards could be granted under the Director Stock Plan after September 30, 2005. The 1995 Plan provided for the issuance of up to 33,300 common shares in connection with the granting of non-qualified stock options, restricted stock or RSUs to key employees. The 2000 Plan provided for the issuance of up to 5,400 shares of common stock out of our treasury as non-qualified stock options, restricted stock, or RSUs. As noted above, no new awards may be made under the Director Stock Plan, the 1995 Plan or the 2000 Plan, although awards outstanding under those plans may still vest and be exercised in accordance with their terms. Under all of the plans, stock options are granted at a price equal to the fair value of the shares at the date of grant, for terms not exceeding ten years and have various vesting periods at the discretion of the Compensation Committee. Outstanding options generally vest over one to four years. Restricted stock and RSUs granted under the 1995, 2000 and 2002 Plans generally vest over periods ranging from three to five years and no sooner than one year from the date of grant. The restricted period for certain grants may be accelerated based on performance goals established by the Compensation Committee.

On June 16, 2006, the Board of Directors adopted amendments to the 2002 Plan, subject to approval by the Company's shareholders at the 2006 annual meeting of shareholders. If approved by the shareholders, the amendments would, among other things: (a) increase the maximum number of shares that are authorized for issuance under the 2002 Plan from 8,550 to 9,550; (b) implement a "fungible share pool" approach to manage authorized shares in order to improve the flexibility of awards going forward, and eliminate the limits on the number of restricted stock and restricted stock unit awards and the number of awards to non-employee directors; and (c) provide that, in determining the number of shares available for grant, a formula will be applied such that all future awards other than stock options and stock appreciation rights will be counted as double the number of shares covered by such award.

We also maintained the Compensation Plan for Non-Employee Directors. This plan provided that non-employee directors could elect to receive their annual retainer and meeting fees in any combination of cash, deferred cash or our common shares and authorized the issuance of up to 106 common shares out of our treasury for this purpose. The common shares were issued under the plan at a value equal to the market price in consideration of foregone retainer and meeting fees. No new awards could be made under the Compensation Plan for Non-Employee Directors after September 30, 2005.

On December 15, 2005, the Board of Directors approved the Director Compensation Program, effective as of October 1, 2005, which replaced the Director Stock Plan and the Compensation Plan for Non-Employee Directors. The Director Compensation Program provides for payments to non-employee directors of: (a) an annual retainer and meeting fees for regular or special Board meetings and committee meetings; (b) an initial award of non-qualified stock options to purchase 12.5 shares of common stock upon becoming a director of the Company for the first time; (c) an additional award of non-qualified stock options to purchase 3 shares of common stock annually upon election or re-election to the Board; and
(d) an annual award of common stock with a fair market value of $100 on the date of grant. Directors may elect to have their cash compensation paid in any combination of current or deferred cash, common stock or salary replacement options. Deferred cash compensation may be invested on a tax-deferred basis in the same manner as deferrals under the Company's non-qualified deferred compensation plan. Directors may elect to have their annual stock award paid in the form of common stock or cash, or a combination thereof, or deferred. All stock options and other stock or stock-based awards that are part of the compensation paid or deferred pursuant to the Director Compensation Program are awarded under the 2002 Plan.

Stock option activity during the periods indicated was as follows:

                                                      Weighted-Average                          Weighted-Average
                                     Options           Exercise Price           Options          Exercise Price
                                   Exercisable            Per Share           Outstanding           Per Share
----------------------------------------------------------------------------------------------------------------
Balance at May 25, 2003                 13,481            $  9.59                 26,692             $ 13.73
----------------------------------------------------------------------------------------------------------------
Options granted                                                                    3,337               20.36
Options exercised                                                                 (3,464)              10.01
Options cancelled                                                                   (911)              18.98
----------------------------------------------------------------------------------------------------------------
Balance at May 30, 2004                 14,380            $ 11.00                 25,654             $ 14.91
----------------------------------------------------------------------------------------------------------------
Options granted                                                                    2,148               21.88
Options exercised                                                                 (6,615)              10.51
Options cancelled                                                                   (608)              21.20
----------------------------------------------------------------------------------------------------------------
Balance at May 29, 2005                 11,880            $ 13.28                 20,579             $ 16.86
----------------------------------------------------------------------------------------------------------------
Options granted                                                                    2,086               33.29
Options exercised                                                                 (3,909)              14.23
Options cancelled                                                                   (528)              22.43
----------------------------------------------------------------------------------------------------------------
Balance at May 28, 2006                 11,970            $ 15.71                 18,228             $ 19.15
----------------------------------------------------------------------------------------------------------------

The following table provides information regarding exercisable and outstanding options at May 28, 2006:

                                                                                                   Weighted-
                                              Weighted-                           Weighted-         Average
        Range of                               Average                             Average         Remaining
        Exercise              Options         Exercise           Options          Exercise        Contractual
    Price Per Share         Exercisable    Price Per Share     Outstanding     Price Per Share    Life (Years)
--------------------------------------------------------------------------------------------------------------
    $ 4.00 - $10.00                850         $  6.14                850          $  6.14             1.2
    $10.01 - $15.00              5,378           12.01              5,378            12.01             3.2
    $15.01 - $20.00              3,464           17.40              4,675            17.89             5.9
    $20.01 - $25.00                882           22.44              3,039            21.82             7.6
      Over $25.00                1,396           27.36              4,286            30.16             7.6
--------------------------------------------------------------------------------------------------------------
                                11,970         $ 15.71             18,228          $ 19.15             5.6
==============================================================================================================

We granted restricted stock and RSUs during fiscal 2006, 2005 and 2004 totaling 514, 501 and 513, respectively. The per share weighted-average fair value of the awards granted in fiscal 2006, 2005 and 2004 was $33.39, $21.82 and $19.45, respectively. After giving consideration to vesting terms, assumed forfeiture rates and subsequent forfeiture adjustments, compensation expense recognized in net earnings for awards granted in fiscal 2006, 2005 and 2004 amounted to $7,386, $7,464 and $4,198, respectively. At May 28, 2006 and May 29, 2005, we had 1,479 and 1,334, respectively, of restricted stock and RSU's outstanding.

During fiscal 2006 and 2005, we issued Darden stock units to certain key employees. The Darden stock units were granted at a value equal to the market price of our common stock at the date of grant and will be settled in cash at the end of their vesting periods, which range between four and five years, at the then market price of our common stock. Compensation expense is measured based on the market price of our common stock each period and is amortized over the vesting period. At May 28, 2006 and May 29, 2005, we had 675 and 437, respectively, Darden stock units outstanding. No Darden stock units were outstanding during fiscal 2004.

NOTE 17 - EMPLOYEE STOCK PURCHASE PLAN

We maintain the Darden Restaurants Employee Stock Purchase Plan to provide eligible employees who have completed one year of service (excluding senior officers subject to Section 16(b) of the Securities Exchange Act of 1934) an opportunity to purchase shares of our common stock, subject to certain limitations. Under the plan, up to an aggregate of 3,600 shares are available for purchase by employees at the lower of 85 percent of the fair market value of our common stock as of the first or last trading days of each quarterly participation period. During fiscal 2006, 2005 and 2004, employees purchased shares of common stock under the plan totaling 227, 266 and 319, respectively. At May 28, 2006, an additional 1,466 shares were available for issuance.

No compensation expense has been recognized for shares issued under the plan. The impact of recognizing compensation expense for purchases made under the plan in accordance with the fair value method specified in SFAS No. 123 is less than $1,200, net of related tax effects, in each of fiscal 2006, 2005 and 2004 and would have had no impact on reported basic or diluted net earnings per share. Upon adoption of SFAS No. 123R in the first quarter of fiscal 2007, expenses related to the plan will be required to be recognized in net earnings. The impact of the plan will approximate the amounts determined under the fair value method specified in SFAS No. 123 disclosed above and are included in the total estimated fiscal 2007 impact of adoption of SFAS No. 123R disclosed in Note 1.

NOTE 18 - COMMITMENTS AND CONTINGENCIES

As collateral for performance on contracts and as credit guarantees to banks and insurers, we were contingently liable for guarantees of subsidiary obligations under standby letters of credit. At May 28, 2006 and May 29, 2005, we had $77,181 and $72,677, respectively, of standby letters of credit related to workers' compensation and general liabilities accrued in our consolidated financial statements. At May 28, 2006 and May 29, 2005, we had $12,625 and $13,829, respectively, of standby letters of credit related to contractual operating lease obligations and other payments. All standby letters of credit are renewable annually.

At May 28, 2006 and May 29, 2005, we had $1,269 and $1,768, respectively, of guarantees associated with leased properties that have been assigned to third parties. These amounts represent the maximum potential amount of future payments under the guarantees. The fair value of these potential payments discounted at our pre-tax cost of capital at May 28, 2006 and May 29, 2005, amounted to $1,022 and $1,395, respectively. We did not accrue for the guarantees, as the likelihood of the third parties defaulting on the assignment agreements was less than probable. In the event of default by a third party, the indemnity and default clauses in our assignment agreements govern our ability to recover from and pursue the third party for damages incurred as a result of its default. We do not hold any third-party assets as collateral related to these assignment agreements, except to the extent that the assignment allows us to repossess the building and personal property. These guarantees expire over their respective lease terms, which range from fiscal 2007 through fiscal 2012.

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

While the resolution of a lawsuit, proceeding or claim may have an impact on our financial results for the period in which it is resolved, we believe that the final disposition of the lawsuits, proceedings and claims in which we are currently involved, either individually or in the aggregate, will not have a material adverse effect on our financial position, results of operations or liquidity. The following is a brief description of the more significant of these matters. In view of the inherent uncertainties of litigation, the outcome of any unresolved matters described below cannot be predicted at this time, nor can the amount of any potential loss be reasonably estimated.

Like other restaurant companies and retail employers, we have been faced in a few states with allegations of purported class-wide wage and hour violations. In March 2002 and March 2003, two purported class action lawsuits were brought against us in the Superior Court of Orange County, California by three current and former hourly restaurant employees alleging violations of California labor laws with respect to providing meal and rest breaks. Although we continue to believe we provided the required meal and rest breaks to our employees, to avoid potentially costly and protracted litigation, we agreed during the second quarter of fiscal 2005 to settle both lawsuits and a similar case filed in Sacramento County, for approximately $9,500. Terms of the settlement did not include any admission of liability by us, and all settlement proceeds were paid as of the end of the third quarter of fiscal 2006.

In August 2003, three former employees in Washington filed a similar purported class action in Washington State Superior Court in Spokane County alleging violations of Washington labor laws with respect to providing rest breaks. The Court stayed the action and ordered the plaintiffs into our mandatory arbitration program. We believe we provided the required meal and rest breaks to our employees, and we intend to vigorously defend our position in this case.

Beginning in 2002, a total of five purported class action lawsuits were filed in Superior Courts of California (two each in Los Angeles County and Orange County, and one in Sacramento County) in which the plaintiffs allege that they and other current and former service managers, beverage and hospitality managers and culinary managers were improperly classified as exempt employees under California labor laws. The plaintiffs sought unpaid overtime wages and penalties. Two of the cases were removed to arbitration under our mandatory arbitration program, one was stayed to allow consideration of judicial coordination with the other cases, one is proceeding as an individual claim, and one remains a purported class action litigation matter. Although we continue to believe we correctly classified these employees, to avoid potentially costly and protracted litigation, we agreed in February 2006 to a tentative settlement.
Without admitting any liability, we agreed to pay up to a maximum total of $11,000 to settle all five cases, of which $9,000 was recognized during fiscal 2006, and is included in selling, general and administrative expenses. The settlement amounts of these lawsuits are included in other current liabilities at May 28, 2006. The tentative settlement will be documented in a full settlement agreement and must have court approval. We cannot predict when the settlement will be final, but estimate preliminary court approval will occur in the first half of fiscal 2007, with final court approval and payment of the settlement proceeds no earlier than the second quarter of fiscal 2007.

On March 23, 2006, we received a notice that the staff of the U.S. Federal Trade Commission (FTC) was conducting an inquiry into the marketing of our gift cards. We have been cooperating with the staff, providing information and making some voluntary adjustments to the disclosure of dormancy fees that may be imposed on the cards. On July 26, 2006, we were notified that the FTC staff had concluded that we had violated Section 5 of the FTC Act, which prohibits unfair or deceptive acts and practices. The staff asserts that we did not give adequate notice to consumers that our gift cards, if not used for 24 consecutive months, are subject to a gradual reduction in value by a dormancy fee. The notice included a proposed consent order, and indicated that if negotiations based on the order were not successful within 30 days, the staff would recommend to the FTC Bureau Director that a complaint, a copy of which was enclosed, be filed in federal district court. The proposed consent order included, among other things for negotiation, an opening suggestion that we provide equitable monetary relief in the amount of $31,006, suspend the collection of dormancy fees on previously issued gift cards, and make certain disclosures relating to dormancy fees. We believe that our gift card marketing practices comply with applicable laws. We have not yet determined a course of action, but have continued to discuss the matter with the FTC staff.

NOTE 19 - QUARTERLY DATA (UNAUDITED)

The following table summarizes unaudited quarterly data for fiscal 2006 and 2005:

                                                     Fiscal 2006 - Quarters Ended
------------------------------------------------------------------------------------------------------------
                                    Aug. 28         Nov. 27          Feb. 26         May 28         Total
------------------------------------------------------------------------------------------------------------
Sales                             $1,409,167     $ 1,325,093     $ 1,474,181     $ 1,512,199     $ 5,720,640
Earnings before income taxes         127,998          80,869         139,136         134,515         482,518
Net earnings                          85,514          55,057         105,318          92,305         338,194
Net earnings per share:
   Basic                                0.56            0.37            0.70            0.63            2.26
   Diluted                              0.53            0.35            0.67            0.60            2.16
Dividends paid per share                  --            0.20              --            0.20            0.40
Stock price:
   High                                34.81           36.09           42.48           42.75           42.75
   Low                                 30.92           28.80           33.86           35.60           28.80
============================================================================================================

                                                     Fiscal 2005 - Quarters Ended
------------------------------------------------------------------------------------------------------------
                                   Aug. 29         Nov. 28         Feb. 27         May 29           Total
------------------------------------------------------------------------------------------------------------
Sales                             $1,278,644     $ 1,229,373     $ 1,375,879     $ 1,394,214     $ 5,278,110
Earnings before income taxes         108,086          63,368         130,824         121,639         423,917
Net earnings                          71,012          42,975          92,630          83,989         290,606
Net earnings per share:
   Basic                                0.45            0.27            0.59            0.54            1.85
   Diluted                              0.44            0.26            0.56            0.52            1.78
Dividends paid per share                  --            0.04              --            0.04            0.08
Stock price:
   High                                22.61           27.70           29.63           33.11           33.11
   Low                                 19.30           20.33           26.17           25.78           19.30
============================================================================================================

Five-Year Financial Summary
(In thousands, except per share data)

                                                                          Fiscal Year Ended
---------------------------------------------------------------------------------------------------------------------------
                                                 May 28,        May 29,          May 30,         May 25,         May 26,
Operating Results                                 2006           2005            2004 (1)         2003            2002
---------------------------------------------------------------------------------------------------------------------------
Sales                                         $  5,720,640    $  5,278,110    $  5,003,355    $  4,654,971    $  4,366,911
---------------------------------------------------------------------------------------------------------------------------
Costs and expenses:
   Cost of sales:
     Food and beverage                           1,691,906       1,593,709       1,526,875       1,449,162       1,384,481
     Restaurant labor                            1,850,199       1,695,805       1,601,258       1,485,046       1,373,416
     Restaurant expenses                           885,403         806,314         774,806         713,699         636,575
---------------------------------------------------------------------------------------------------------------------------
Total cost of sales, excluding restaurant
   depreciation and amortization (2)          $  4,427,508    $  4,095,828    $  3,902,939    $  3,647,907    $  3,394,472
Selling, general and administrative                536,379         497,478         472,109         431,722         417,158
Depreciation and amortization                      221,456         213,219         210,004         191,218         165,829
Interest, net                                       43,105          43,119          43,659          42,597          36,585
Asset impairment and restructuring charges
   (credits), net                                    9,674           4,549          41,868           3,924          (2,568)
---------------------------------------------------------------------------------------------------------------------------
Total costs and expenses                      $  5,238,122    $  4,854,193    $  4,670,579    $  4,317,368    $  4,011,476
---------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                       482,518         423,917         332,776         337,603         355,435
Income taxes                                       144,324         133,311         105,603         111,624         122,664
---------------------------------------------------------------------------------------------------------------------------
Net earnings                                  $    338,194    $    290,606    $    227,173    $    225,979    $    232,771
---------------------------------------------------------------------------------------------------------------------------
Net earnings per share:
   Basic                                      $       2.26    $       1.85    $       1.39    $       1.33    $       1.33
   Diluted                                    $       2.16    $       1.78    $       1.34    $       1.27    $       1.27
---------------------------------------------------------------------------------------------------------------------------
Average number of common shares
   outstanding:
     Basic                                         149,700         156,700         163,500         170,300         174,700
     Diluted                                       156,900         163,400         169,700         177,400         183,500
============================================================================================================================
Financial Position
Total assets                                  $  3,010,170    $  2,937,771    $  2,780,348    $  2,664,633    $  2,529,736
Land, buildings and equipment                    2,446,035       2,351,454       2,250,616       2,157,132       1,926,947
Working capital (deficit)                         (648,471)       (637,341)       (337,174)       (314,280)       (157,662)
Long-term debt, less current portion               494,653         350,318         653,349         658,086         662,506
Stockholders' equity                             1,229,763       1,273,019       1,175,288       1,130,055       1,069,606
Stockholders' equity per outstanding shares           8.37            8.25            7.42            6.85            6.21
============================================================================================================================
Other Statistics
Cash flow from operations                     $    717,090    $    583,242    $    525,411    $    508,635    $    508,101
Capital expenditures                               338,155         329,238         354,326         423,273         318,392
Dividends paid                                      59,206          12,505          12,984          13,501           9,225
Dividends paid per share                             0.400           0.080           0.080           0.080           0.053
Advertising expense                                229,693         214,608         210,989         200,020         184,163
Stock price:
   High                                              42.75           33.11           25.60           27.83           29.77
   Low                                               28.80           19.30           17.80           16.46           15.40
   Close                                      $      36.51    $      32.80    $      22.50    $      18.35    $      25.03

Number of employees                                157,300         150,100         141,300         140,700         133,200
Number of restaurants                                1,427           1,381           1,325           1,271           1,211
============================================================================================================================

(1) Fiscal year 2004 consisted of 53 weeks while all other fiscal years presented on this summary consisted of 52 weeks.

(2) Excludes restaurant depreciation and amortization of $205,375, $198,422, $195,486, $177,127 and $155,837, respectively.