Form 10-K, Exhibit 13
period 2008-05-25
DARDEN RESTAURANTS INC
filed 2008-07-17
CIK 940944

EXHIBIT 13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis below for Darden Restaurants, Inc. (Darden, the Company, we, us or our) should be read in conjunction with our consolidated financial statements and related financial statement notes found elsewhere in this report.

We operate on a 52/53 week fiscal year, which ends on the last Sunday in May. Fiscal 2008, 2007 and 2006 each consisted of 52 weeks of operation.

OVERVIEW OF OPERATIONS

Our business operates in the full-service dining segment of the restaurant industry, primarily in the United States. At May 25, 2008, we operated 1,702 Red Lobster®, Olive Garden®, LongHorn Steakhouse®, The Capital Grille®, Bahama Breeze®, Seasons 52®, Hemenway’s Seafood Grille & Oyster Bar® and The Old Grist Mill Tavern® restaurants in the United States and Canada. Through subsidiaries, we own and operate all of our restaurants in the United States and Canada, except three. Those three restaurants are located in Central Florida and are owned by joint ventures managed by us. The joint ventures pay management fees to us, and we control the joint ventures’ use of our service marks. None of our restaurants in the United States or Canada are franchised. As of May 25, 2008, we franchised five LongHorn Steakhouse restaurants in Puerto Rico to an unaffiliated franchisee, and 27 Red Lobster restaurants in Japan to an unaffiliated Japanese corporation, under area development and franchise agreements.

On August 16, 2007, we announced that we had entered into an agreement to purchase the common stock of RARE Hospitality International, Inc. (RARE) through a tender offer for $38.15 per share in cash, to be followed by a merger in which the remaining RARE shareholders would each receive $38.15 per share in cash, or $1.27 billion in total purchase price. Additionally, as a result of the acquisition, we repaid RARE’s 2.5 percent convertible notes for approximately $134.8 million, including $9.8 million related to a conversion premium. RARE owned two principal restaurant concepts, LongHorn Steakhouse and The Capital Grille, of which 288 and 29 locations, respectively, were in operation as of the date of acquisition. The acquisition was completed on October 1, 2007 and the acquired operations are included in our consolidated financial statements since the date of acquisition.

On May 5, 2007, we announced the closure of 54 Smokey Bones and two Rocky River Grillhouse restaurants as well as our intention to offer for sale the remaining 73 operating Smokey Bones restaurants. Sales declines at Smokey Bones led us to reevaluate our new restaurant opening strategy and test a new direction for the business. In fiscal 2007, we opened a new repositioned Smokey Bones restaurant named Rocky River Grillhouse, and a second Rocky River Grillhouse from a converted Smokey Bones. However, the Smokey Bones concept business model was designed to be a nationally advertised brand, and since it was not on a path to achieving that vision, we concluded it was not a meaningful growth vehicle for the Company. As a result of these actions, we recognized $229.5 million and $13.7 million of long-lived asset impairment charges and closing costs, respectively, during the fourth quarter of fiscal 2007. On November 30, 2007, we entered into a definitive agreement to sell the 73 operating Smokey Bones restaurants to Barbeque Integrated, Inc. (BII), an affiliate of Sun Capital Partners, Inc., a worldwide private investment firm, for $82.0 million, net of selling costs of approximately $1.8 million. On December 31, 2007, we closed with BII on the sale of 62 of the restaurants, and as of February 24, 2008, we had closed on the sale of an additional ten restaurants for a total of 72 restaurants. The sale of the remaining restaurant closed on June 13, 2008. As of May 25, 2008, we had received $81.5 million in net cash proceeds related to the sale and have recognized a gain on the sale of $18.0 million, which is included in earnings from discontinued operations for fiscal 2008. Additionally, on April 28, 2007, we closed nine under-performing Bahama Breeze restaurants. We have classified the results of operations, gains and losses on disposition, impairment charges and closing costs of these Smokey Bones and Rocky River Grillhouse restaurants and the nine closed Bahama Breeze restaurants as discontinued operations in our consolidated statements of earnings and cash flows for all periods presented.

Our sales from continuing operations were $6.63 billion in fiscal 2008 compared to $5.57 billion in fiscal 2007. The 19.0 percent increase was primarily driven by the acquisition of RARE, the addition of 39 net new Olive Gardens in fiscal 2008 and a same-restaurant sales increase at Olive Garden. Olive Garden had same-restaurant sales increases in each fiscal quarter, bringing its string of consecutive quarters with same-restaurant sales growth to 55. Net earnings from continuing operations for fiscal 2008 were $369.5 million ($2.55 per diluted share) compared with net earnings from continuing operations for fiscal 2007 of $377.1 million ($2.53 per diluted share). Net earnings from continuing operations for fiscal 2008 decreased 2.0 percent and diluted net earnings per share from continuing operations increased 0.8 percent compared with fiscal 2007. The decrease in net earnings from continuing operations was primarily due to integration costs and purchase accounting adjustments related to the RARE acquisition of approximately $44.8 million, on a pre-tax basis, in addition to increased food and beverage costs, wage rates and interest costs, which were only partially offset by the operating profit contribution of LongHorn Steakhouse and The Capital Grille, same-restaurant sales increases at Olive Garden as well as the operating profit contribution of 39 net new Olive Gardens. While net earnings from continuing operations declined versus prior year, diluted earnings per share increased slightly primarily due to a reduction in diluted weighted average shares outstanding.

Our net earnings (losses) from discontinued operations were $7.7 million, and ($175.7) million for fiscal 2008 and 2007, respectively. Our diluted net earnings (losses) per share from discontinued operations were $0.05 and ($1.18) for fiscal 2008 and 2007, respectively. The gain on the sale of Smokey Bones contributed approximately $0.08 to diluted net earnings per share from discontinued operations in fiscal 2008. When combined with results from continuing operations, our diluted net earnings per share were $2.60 and $1.35 for fiscal 2008 and 2007, respectively.

In fiscal 2009, we expect a net increase of approximately 75 to 80 restaurants. We expect combined U.S. same-restaurant sales growth in fiscal 2009 of approximately 2 percent for Red Lobster, Olive Garden and LongHorn Steakhouse. We expect total sales growth of between 14 percent and 15 percent compared to sales from continuing operations of $6.63 billion in fiscal 2008. This sales growth includes the impact of a 53rd week in fiscal 2009, which we estimate will be 2 percentage points. Diluted net earnings per share growth from continuing operations is expected to be between 14 percent and 15 percent including the impact of the 53rd week of approximately two percentage points. Transaction and integration-related costs and purchase accounting adjustments are expected to favorably impact diluted net earnings per share growth from fiscal 2008 to fiscal 2009 by approximately 5 percentage points.

In June 2008, we announced that we would pay a quarterly dividend of 20 cents per share on August 1, 2008. Previously, we had paid a quarterly dividend of 18 cents per share or 72 cents per share on an annual basis. Based on the 20 cent quarterly dividend declaration, our indicated annual dividend is 80 cents per share, an 11 percent increase.

Our mission is to be the best in full-service dining, now and for generations. We believe we can achieve this goal by continuing to build on our strategy to be a multi-brand restaurant growth company, which is grounded in:

•	Competitively superior leadership;

•	Strong brand building that reflects brand management and restaurant operating excellence; and

•	Brand support excellence.

We seek to increase profits by leveraging our fixed and semi-fixed costs with sales from new restaurants and increased guest traffic and sales at existing restaurants. To evaluate our operations and assess our financial performance, we monitor a number of operating measures, with a special focus on two key factors:

•

Same-restaurant sales – which is a year-over-year comparison of each period’s sales volumes for restaurants open at least 16 months, including recently acquired restaurants, absent consideration of when the restaurants were acquired; and

•	Restaurant earnings – which is restaurant-level profitability (restaurant sales, less restaurant-level cost of sales, marketing and depreciation).

Increasing same-restaurant sales can improve restaurant earnings because these incremental sales provide better leverage of our fixed and semi-fixed restaurant-level costs. A restaurant concept can generate same-restaurant sales increases through increases in guest traffic, increases in the average guest check, or a combination of the two. The average guest check can be impacted by menu price changes and by the mix of menu items sold. For each restaurant concept, we gather daily sales data and regularly analyze the guest traffic counts and the mix of menu items sold to aid in developing menu pricing, product offerings and promotional strategies. We view same-restaurant guest counts as a measure of the long-term health of a restaurant concept, while increases in average check and menu mix may contribute more significantly to near-term profitability. We focus on balancing our pricing and product offerings with other initiatives to produce sustainable same-restaurant sales growth.

We compute same-restaurant sales using restaurants open at least 16 months because new restaurants experience a period of time before sales levels normalize. Sales at newly opened restaurants generally do not make a significant contribution to profitability in their initial months of operation due to operating inefficiencies. Our sales and expenses can be impacted significantly by the number and timing of the opening of new restaurants and the closing, relocation and remodeling of existing restaurants. Pre-opening expenses each period reflect the costs associated with opening new restaurants in current and future periods.

There are significant risks and challenges that could impact our operations and ability to increase sales and earnings. The full-service dining restaurant industry is intensely competitive and sensitive to economic cycles and other business factors, including changes in consumer tastes and dietary habits. Other risks and uncertainties are discussed in Forward-Looking Statements found elsewhere in this report.

RESULTS OF OPERATIONS FOR FISCAL 2008, 2007 AND 2006

The following table sets forth selected operating data as a percentage of sales from continuing operations for the 52-week periods ended May 25, 2008, May 27, 2007 and May 28, 2006. This information is derived from the consolidated statements of earnings, found elsewhere in this report. Additionally, this information and the following analysis have been presented with the results of operations, gains and losses on disposition, impairment charges and closing costs for the Smokey Bones and Rocky River Grillhouse restaurants and the nine closed Bahama Breeze restaurants classified as discontinued operations for all periods presented. The results of operations of the LongHorn Steakhouse, The Capital Grille, Hemenway’s Seafood Grille & Oyster Bar and The Old Grist Mill Tavern restaurants have been included for the period subsequent to the date of acquisition.

	Fiscal Years
	2008	2007	2006
Sales	100.0%	100.0%	100.0%
Costs and expenses:
Cost of sales:
Food and beverage	30.1	29.0	29.3
Restaurant labor	32.1	32.5	32.2
Restaurant expenses	15.3	15.0	15.1

Total cost of sales, excluding restaurant depreciation and amortization of 3.5%, 3.3% and 3.4%, respectively	77.5%	76.5%	76.6%
Selling, general and administrative	9.7	9.7	9.4
Depreciation and amortization	3.7	3.6	3.7
Interest, net	1.3	0.7	0.8

Total costs and expenses	92.2%	90.5%	90.5%

Earnings before income taxes	7.8	9.5	9.5
Income taxes	(2.2)	(2.7)	(2.9)

Earnings from continuing operations	5.6	6.8	6.6
Earnings (losses) from discontinued operations, net of taxes	0.1	(3.2)	(0.3)

Net earnings	5.7%	3.6%	6.3%

SALES

Sales from continuing operations were $6.63 billion in fiscal 2008, $5.57 billion in fiscal 2007 and $5.35 billion in fiscal 2006. The 19.0 percent increase in sales from continuing operations for fiscal 2008 was primarily due to the acquisition of RARE, a net increase of 39 Olive Garden restaurants, and U.S. same-restaurant sales increases at Olive Garden.

Olive Garden sales of $3.07 billion in fiscal 2008 were 10.0 percent above last year. Olive Garden opened 39 net new restaurants during fiscal 2008. Annual U.S. same-restaurant sales for Olive Garden increased 4.9 percent due to a 3.0 percent increase in average guest check and a 1.9 percent increase in same-restaurant guest counts. Average annual sales per restaurant for Olive Garden were $4.9 million in fiscal 2008 compared to $4.7 million in fiscal 2007. Olive Garden reported its 55th consecutive quarter of U.S. same-restaurant sales growth at the end of fiscal 2008.

Red Lobster sales of $2.63 billion in fiscal 2008 were 1.0 percent above last year. Annual U.S. same-restaurant sales for Red Lobster increased 1.1 percent due to a 2.4 percent increase in average guest check, partially offset by a 1.3 percent decrease in guest counts. Average annual sales per restaurant for Red Lobster were $3.9 million in fiscal 2008 compared to $3.8 million in fiscal 2007.

LongHorn Steakhouse sales of $574.9 million in fiscal 2008 (for the period October 1, 2007 through May 25, 2008) were 6.9 percent above the comparable prior year period (which were included in RARE’s separately reported results of operations), driven by revenue from 24 net new restaurants, partially offset by a same-restaurant sales decrease. Annual same-restaurant sales for LongHorn Steakhouse decreased 1.9 percent due to a 4.2 percent decrease in same-restaurant guest counts, partially offset by a 2.3 percent increase in average guest check. Average annual sales per restaurant for LongHorn Steakhouse were $2.9 million in fiscal 2008.

The Capital Grille sales of $169.8 million in fiscal 2008 (for the period October 1, 2007 through May 25, 2008) were 11.6 percent above the comparable prior year period (which were included in RARE’s separately reported results of operations), driven by revenue from four net new restaurants, partially offset by a same-restaurant sales decrease. Annual same-restaurant sales for The Capital Grille decreased 1.1 percent due to a 4.4 percent decrease in same-restaurant guest counts, partially offset by a 3.3 percent increase in average guest check. Average annual sales per restaurant for The Capital Grille were $8.1 million in fiscal 2008.

Bahama Breeze sales from continuing operations of $135.2 million in fiscal 2008 were 1.9 percent below last year. Same-restaurant sales for Bahama Breeze decreased 1.8 percent for fiscal 2008. Average annual sales per restaurant for Bahama Breeze were $5.9 million in fiscal 2008.

The 4.0 percent increase in Company-wide sales for fiscal 2007 versus fiscal 2006 was primarily due to a net increase of 32 Company-owned restaurants, on a continuing operations basis, compared with fiscal 2006 and U.S. same-restaurant sales increases at Olive Garden, Red Lobster and Bahama Breeze. Olive Garden’s fiscal 2007 sales of $2.79 billion were 6.6 percent above fiscal 2006. U.S. same-restaurant sales for Olive Garden increased 2.7 percent in fiscal 2007 due to a 2.0 percent increase in average guest check and a 0.7 percent increase in same-restaurant guest counts. Average annual sales per restaurant for Olive Garden were $4.7 million in fiscal 2007 compared to $4.6 million in fiscal 2006. Red Lobster’s sales of $2.60 billion in fiscal 2007 were 0.9 percent above fiscal 2006 sales. In fiscal 2007, its U.S. same-restaurant sales increased 0.2 percent due to a 2.7 percent increase in average check and a 2.5 percent decrease in same-restaurant guest counts. Average annual sales per restaurant for Red Lobster were $3.8 million in fiscal 2007 and 2006. Bahama Breeze fiscal 2007 sales from continuing operations of $137.9 million increased 0.9 percent from fiscal 2006. On a continuing operations basis, Bahama Breeze same-restaurant sales increased 0.9 percent in fiscal 2007 and average annual sales per restaurant for Bahama Breeze in fiscal 2007 were $6.0 million compared to $5.9 million in fiscal 2006.

COSTS AND EXPENSES

Total costs and expenses from continuing operations were $6.11 billion in fiscal 2008, $5.04 billion in fiscal 2007 and $4.85 billion in fiscal 2006. As a percent of sales, total costs and expenses from continuing operations in fiscal 2008 were 92.2 percent, an increase from 90.5 percent in both fiscal 2007 and fiscal 2006.

Food and beverage costs increased $380.1 million, or 23.5 percent, from $1.62 billion in fiscal 2007 to $2.00 billion in fiscal 2008. Food and beverage costs increased $46.1 million, or 2.9 percent, from $1.57 billion in fiscal 2006 to $1.62 billion in fiscal 2007. As a percent of sales, food and beverage costs increased from fiscal 2007 to fiscal 2008 primarily as a result of the acquisition of RARE, whose concepts have historically had higher food and beverage costs, as a percent of sales, compared to our consolidated average prior to the acquisition. As a percent of sales, food and beverage costs also increased as a result of an increase in food costs, such as dairy, wheat, non-perishables and seafood, partially offset by pricing increases. As a percent of sales, food and beverage costs decreased from fiscal 2006 to fiscal 2007 primarily as a result of favorable pricing partially offset by menu mix changes. During fiscal 2007 food and beverage costs, as a percent of sales, also decreased from fiscal 2006 as a result of the larger contribution from Olive Garden, which has historically had lower food and beverage costs, to our overall sales and operating results.

Restaurant labor costs increased $316.5 million, or 17.5 percent, from $1.81 billion in fiscal 2007 to $2.12 billion in fiscal 2008. Restaurant labor costs increased $86.1 million, or 5.0 percent, from $1.72 billion in fiscal 2006 to $1.81 billion in fiscal 2007. As a percent of sales, restaurant labor costs decreased in fiscal 2008 primarily as a result of the acquisition of RARE, whose concepts have historically had lower restaurant labor costs, as a percent of sales, compared to our consolidated average prior to the acquisition, as well as sales growth leveraging. As a percent of sales, this decrease in restaurant labor costs was partially offset by an increase in wage rates, benefit costs and manager compensation. As a percent of sales, restaurant labor costs increased in fiscal 2007 from fiscal 2006 primarily as a result of an increase in wage rates and an increase in FICA taxes on higher reported tips, which was partially offset by the favorable impact of higher sales volumes. The increase in FICA tax expense on higher reported tips is fully offset at the consolidated net earnings from continuing operations level by a corresponding income tax credit, which reduces income tax expense.

Restaurant expenses (which include lease, property tax, credit card, utility, workers’ compensation, insurance, new restaurant pre-opening and other restaurant-level operating expenses) increased $183.3 million, or 22.0 percent, from $834.5 million in fiscal 2007 to $1.02 billion in fiscal 2008. Restaurant expenses increased $28.1 million, or 3.5 percent, from $806.4 million in fiscal 2006 to $834.5 million in fiscal 2007. As a percent of sales, restaurant expenses increased in fiscal 2008 as compared to fiscal 2007 primarily as a result of RARE’s higher restaurant expenses as a percentage of sales compared to our consolidated average prior to the acquisition and integration costs and purchase accounting adjustments related to the RARE acquisition, partially offset by increased sales growth leveraging. As a percent of sales, restaurant expenses decreased in fiscal 2007 as compared with fiscal 2006 as a result of the favorable impact of higher sales volumes and decreases in our insurance and workers’ compensation expenses.

Selling, general and administrative expenses increased $104.7 million, or 19.5 percent, from $537.0 million in fiscal 2007 to $641.7 million in fiscal 2008. Selling, general and administrative expenses increased $30.9 million, or 6.1 percent, from $506.1 million in fiscal 2006 to $537.0 million in fiscal 2007. As a percent of sales, selling, general and administrative expenses were consistent from fiscal 2007 to fiscal 2008 primarily as a result of transaction and integration-related costs and purchase accounting adjustments related to the RARE acquisition and increased legal costs, which were offset by increased sales growth leveraging. As a percent of sales, selling, general and administrative expenses increased in fiscal 2007 as compared with fiscal 2006 primarily as a result of the recognition of stock-based compensation expense due to the adoption of Statement of Financial Accounting Standards (SFAS) No. 123R, “Share-Based Payment,” in fiscal 2007 and increased marketing expenses, partially offset by the favorable impact of higher sales volumes and a decrease in litigation related costs.

Depreciation and amortization expense increased $45.3 million, or 22.6 percent, from $200.4 million in fiscal 2007 to $245.7 million in fiscal 2008. Depreciation and amortization expense increased $3.4 million, or 1.7 percent, from $197.0 million in fiscal 2006 to $200.4 million in fiscal 2007. As a percent of sales, depreciation and amortization expense increased in fiscal 2008 as a result of new restaurant activity, including the acquisition of RARE, which was partially offset by increased sales growth leveraging. As a percent of sales, depreciation and amortization declined from fiscal 2006 to fiscal 2007 primarily as a result of the continued use of fully depreciated, well-maintained equipment and the favorable impact of higher sales volumes, which were only partially offset by new restaurant and remodel activities.

Net interest expense increased $45.6 million or 113.7 percent from $40.1 million in fiscal 2007 to $85.7 million in fiscal 2008. Net interest expense decreased $3.8 million, or 8.7 percent, from $43.9 million in fiscal 2006 to $40.1 million in fiscal 2007. As a percent of sales, net interest expense increased in fiscal 2008 compared to fiscal 2007 due mainly to an increase in average long-term debt balances, primarily as a result of the RARE acquisition. As a percent of sales, net interest expense decreased in fiscal 2007 compared with fiscal 2006, as a result of the favorable impact of higher sales volumes and lower average long-term debt balances in fiscal 2007.

INCOME TAXES

The effective income tax rates for fiscal 2008, 2007 and 2006 continuing operations were 28.2 percent, 29.0 percent and 30.8 percent, respectively. The decrease in our effective rate for fiscal 2008 is due primarily to a decrease in our effective state income tax rate due to the favorable resolution of prior year tax matters expensed in prior years, in addition to a decrease in our federal effective rate, related to an increase in FICA tax credits for employee reported tips. The rate decrease in fiscal 2007 was primarily due to an increase in FICA tax credits for employee-reported tips and a decrease in our federal effective income tax rate resulting from the favorable resolution of prior year tax matters expensed in prior years.

NET EARNINGS AND NET EARNINGS PER SHARE FROM CONTINUING OPERATIONS

Net earnings from continuing operations for fiscal 2008 were $369.5 million ($2.55 per diluted share) compared with net earnings from continuing operations for fiscal 2007 of $377.1 million ($2.53 per diluted share) and net earnings from continuing operations for fiscal 2006 of $351.8 million ($2.24 per diluted share).

Net earnings from continuing operations for fiscal 2008 decreased 2.0 percent and diluted net earnings per share from continuing operations increased 0.8 percent compared with fiscal 2007. The decrease in net earnings from continuing operations was primarily due to transaction and integration-related costs and purchase accounting adjustments related to the RARE acquisition of approximately $44.8 million, on a pre-tax basis, in addition to increased food and beverage costs and interest costs, which were only partially offset by the operating profit contributions of LongHorn Steakhouse and The Capital Grille. While net earnings from continuing operations declined slightly, diluted net earnings per share from continuing operations increased slightly due to a reduction in the average diluted shares outstanding from fiscal 2007 to fiscal 2008, primarily as a result of the cumulative impact of our continuing repurchase of our common stock.

Fiscal 2007 net earnings from continuing operations increased 7.2 percent and diluted net earnings per share increased 13.0 percent compared with fiscal 2006. The increases in net earnings and diluted net earnings per share from continuing operations were primarily due to decreases in food and beverage costs, restaurant expenses, depreciation and amortization expenses and interest expenses as a percent of sales, which were only partially offset by increases in restaurant labor and selling, general and administrative expenses as a percent of sales. The increase in diluted net earnings per share from continuing operations was also due to a reduction in the average diluted shares outstanding from fiscal 2006 to fiscal 2007, primarily as a result of the cumulative impact of our continuing repurchase of our common stock.

EARNINGS (LOSSES) FROM DISCONTINUED OPERATIONS

On an after-tax basis, earnings from discontinued operations for fiscal 2008 were $7.7 million ($0.05 per diluted share) compared with losses from discontinued operation for fiscal 2007 of $175.7 million ($1.18 per diluted share) and losses from discontinued operations for fiscal 2006 of $13.6 million ($0.08 per diluted share). During fiscal 2008, we recorded an $18.0 million gain on disposal related to the sale of 72 operating Smokey Bones restaurants, as described in the Overview of Operations section. Losses from discontinued operations for fiscal 2007 increased $162.1 million compared to fiscal 2006, primarily due to asset impairment charges and closing costs of $236.4 million ($146.0 million after tax) and $13.7 million ($8.5 million after tax), respectively, primarily related to the decision to close or hold for sale all Smokey Bones and Rocky River Grillhouse restaurants and $12.7 million ($7.8 million after tax) and $2.7 million ($1.7 million, net of tax) of asset impairment charges and closing costs, respectively, related to the closure of nine Bahama Breeze restaurants in fiscal 2007.

SEASONALITY

Our sales volumes fluctuate seasonally. During fiscal 2008, 2007 and 2006 our average sales per restaurant were highest in the spring and winter, followed by the summer, and lowest in the fall. Holidays, severe weather and similar conditions may impact sales volumes seasonally in some operating regions. Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.

IMPACT OF INFLATION

We attempt to minimize the annual effects of inflation through appropriate planning, operating practices and menu price increases. We do not believe inflation had a significant overall effect on our annual results of operations during fiscal 2007 and 2006. However, we experienced higher than normal inflationary costs in fiscal 2008 and were able to reduce the annual impact utilizing these strategies.

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

Land, Buildings and Equipment

Land, buildings and equipment are recorded at cost less accumulated depreciation. Building components are depreciated over estimated useful lives ranging from seven to 40 years using the straight-line method. Leasehold improvements, which are reflected on our consolidated balance sheets as a component of buildings, are amortized over the lesser of the expected lease term, including cancelable option periods, or the estimated useful lives of the related assets using the straight-line method. Equipment is depreciated over estimated useful lives ranging from two to 20 years, also using the straight-line method.

Our accounting policies regarding land, buildings and equipment, including leasehold improvements, include our judgments regarding the estimated useful lives of these assets, the residual values to which the assets are depreciated or amortized, the determination of what constitutes expected lease term and the determination as to what constitutes enhancing the value of or increasing the life of existing assets. These judgments and estimates may produce materially different amounts of reported depreciation and amortization expense if different assumptions were used. As discussed further below, these judgments may also impact our need to recognize an impairment charge on the carrying amount of these assets as the cash flows associated with the assets are realized. As discussed further below, these judgments may also impact our need to recognize an impairment charge on the carrying amount of these assets as the cash flows associated with the assets are realized, or as our expectations of estimated future cash flows change.

Leases

We are obligated under various lease agreements for certain restaurants. For operating leases, we recognize rent expense on a straight-line basis over the expected lease term, including option periods as described below. Capital leases are recorded as an asset and an obligation at an amount equal to the present value of the minimum lease payments during the lease term.

Within the provisions of certain of our leases, there are rent holidays and/or escalations in payments over the base lease term, as well as renewal periods. The effects of the holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes option periods we are reasonably assured to exercise because failure to exercise such options would result in an economic penalty to the Company. The lease term commences on the date when we have the right to control the use of the leased property, which is typically before rent payments are due under the terms of the lease. The leasehold improvements and property held under capital leases for each restaurant facility are amortized on the straight-line method over the shorter of the estimated life of the asset or the same expected lease term used for lease accounting purposes. Many of our leases have renewal periods totaling five to 20 years, exercisable at our option, and require payment of property taxes, insurance and maintenance costs in addition to the rent payments. The consolidated financial statements reflect the same lease term for amortizing leasehold improvements as we use to determine capital versus operating lease classifications and in calculating straight-line rent expense for each restaurant. Percentage rent expense is generally based upon sales levels and is accrued at the point in time we determine that it is probable that such sales levels will be achieved.

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

The judgments we make related to the expected useful lives of long-lived assets and our ability to realize undiscounted cash flows in excess of the carrying amounts of these assets are affected by factors such as the ongoing maintenance and improvements of the assets, changes in economic conditions, changes in usage or operating performance, desirability of the restaurant sites and other factors, such as our ability to sell our assets held for sale. As we assess the ongoing expected cash flows and carrying amounts of our long-lived assets, significant adverse changes in these factors could cause us to realize a material impairment charge. During fiscal 2008, we recognized impairment charges of $0.1 million ($0.1 million after tax), which is included in selling, general and administrative expenses on our consolidated statements of earnings. During fiscal 2007, we recognized impairment charges of $236.4 million ($146.0 million after tax), primarily related to the decision to close or hold for sale all Smokey Bones and Rocky River Grillhouse restaurants, and we recognized impairment charges of $12.7 million ($7.8 million after tax) related to the decision to permanently close nine Bahama Breeze restaurants. The impairment charges were based on a comparison of the net book value and the estimated fair value of the restaurants. These charges are included in losses from discontinued operations, net of tax on our consolidated statements of earnings. In fiscal 2007, we also recognized $2.4 million ($1.5 million after tax) of impairment charges, included in selling, general and administrative expenses on our consolidated statements of earnings, primarily related to the permanent closing of one Red Lobster and one Olive Garden. During fiscal 2006, we recognized impairment charges of $8.4 million ($5.2 million after tax), related to the closing of three Smokey Bones restaurants and the impairment of two other Smokey Bones restaurants based on an evaluation of expected cash flows. These charges are included in losses from discontinued operations, net of tax on our consolidated statements of earnings. During fiscal 2006, we also recorded charges of $1.3 million ($0.8 million after tax), included in selling, general and administrative expenses in our consolidated statements of earnings, primarily related to the closing of three Red Lobster and two Olive Garden restaurants.

Valuation and Recoverability of Goodwill and Indefinite Lived Intangible Assets

Intangible assets with indefinite useful lives represented $974.9 million of our $4.73 billion in total assets as of May 25, 2008, comprised of $519.9 million and $455.0 million of goodwill and trademarks, respectively. We have identified LongHorn Steakhouse® and The Capital Grille® trademarks as indefinite lived intangible assets, in addition to our goodwill, after considering the expected use of the assets and the regulatory and economic environment within which they are being used. We review our goodwill and trademarks, which relate to the LongHorn Steakhouse and The Capital Grille restaurant concepts, annually, on the first day of our fourth fiscal quarter, for impairment, or more frequently if indicators of impairment exist. We continually assess whether any indicators of impairment exist. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include: a significant decline in our expected future cash flows; a sustained, significant decline in our stock price and market capitalization; a significant adverse change in legal factors or in the business climate; unanticipated competition; the testing for recoverability of a significant asset group within a reporting unit; and/or slower growth rates, among others. Any adverse change in these factors could have a significant impact on the recoverability of these assets and could have a material impact on our consolidated financial statements.

When required, we first test goodwill for impairment by comparing the fair value of the LongHorn Steakhouse and The Capital Grille concepts with their carrying amounts. If the fair value of the concepts exceeds the carrying amount of the concepts, goodwill is not deemed to be impaired, and no further testing would be necessary. If the carrying amount of these concepts were to exceed their fair value, we would perform a second test to measure the amount of impairment loss, if any. To measure the amount of any impairment loss, we would determine the implied fair value of goodwill in the same manner as if these concepts were being acquired in a business combination. Specifically, we would allocate the fair value of each of these concepts to all of the assets and liabilities of each concept, including any unrecognized intangible assets, in a hypothetical calculation that would yield the implied fair value of goodwill. If the implied fair value of goodwill is less than the recorded goodwill, we would record an impairment charge for the difference.

When required, we test trademarks for impairment by comparing the trademarks’ respective carrying values to estimates of fair value, determined based on an income valuation model using the relief from royalty method, which requires assumptions related to projected revenues from our annual long-range plan; assumed royalty rates that could be payable if we did not own the trademarks; and a discount rate. Our trademarks are tested separately as a single unit of accounting as prescribed by Emerging Issues Task Force (EITF) Issue No. 02-7, Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets.

The accounting estimates related to our goodwill and other indefinite lived intangible assets require us to make significant assumptions about fair values. Our assumptions regarding fair values require significant judgment about economic factors, industry factors and technology considerations, as well as our views regarding the prospects of our concepts. Changes in these judgments may have a significant effect on the estimated fair values.

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

Stock-Based Compensation

Beginning in fiscal 2007, we account for stock-based compensation in accordance with the fair value recognition provisions of SFAS No. 123R. We use the Black-Scholes option pricing model, which requires the input of subjective assumptions. These assumptions include estimating the length of time employees will retain their vested stock options before exercising them (expected term), the volatility of our common stock price over the expected term and the number of options that will ultimately not complete their vesting requirements (forfeitures). From year to year, our determination of these subjective assumptions can materially affect the estimate of fair value of stock-based compensation and, consequently, the related amount recognized in our consolidated statements of earnings during each period.

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

Effective May 28, 2007 we adopted Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109.” FIN 48 requires that a position taken or expected to be taken in a tax return be recognized (or derecognized) in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

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

The major jurisdictions in which the Company files income tax returns include the U.S. federal jurisdiction, Canada, and most states in the U.S. that have an income tax. With a few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2001.

Included in the balance of unrecognized tax benefits at May 25, 2008 is $24.5 million related to tax positions for which it is reasonably possible that the total amounts could materially change during the next twelve months based on the outcome of examinations or as a result of the expiration of the statute of limitations for specific jurisdictions. Of this amount, approximately $19.8 million relates to items temporary in nature which will have no impact on our effective income tax rate.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows generated from operating activities provide us with a significant source of liquidity, which we use to finance the purchases of land, buildings and equipment and to repurchase shares of our common stock. Since substantially all of our sales are for cash and cash equivalents and accounts payable are generally due in five to 30 days, we are able to carry current liabilities in excess of current assets. In addition to cash flows from operations, we use a combination of long-term and short-term borrowings to fund our capital needs.

We currently manage our business and our financial ratios to maintain an investment grade bond rating, which allows flexible access to financing at reasonable costs. Currently, our publicly issued long-term debt carries “Baa3” (Moody’s Investors Service), “BBB” (Standard & Poor’s) and “BBB” (Fitch) ratings. Our commercial paper has ratings of “P-3” (Moody’s Investors Service), “A-2” (Standard & Poor’s) and “F-2” (Fitch). These ratings are as of the date of this annual report and have been obtained with the understanding that Moody’s Investors Service, Standard & Poor’s and Fitch will continue to monitor our credit and make future adjustments to these ratings to the extent warranted. The ratings are not a recommendation to buy, sell or hold our securities, may be changed, superseded or withdrawn at any time and should be evaluated independently of any other rating.

Our commercial paper program serves as our primary source of short-term financing. To support our commercial paper program, until September 20, 2007, we maintained a credit facility under a Credit Agreement dated August 16, 2005 (Prior Credit Agreement) with a consortium of banks under which we could borrow up to $500.0 million. As part of the Prior Credit Agreement, we could request issuance of up to $100.0 million in letters of credit, the outstanding amount of which reduced the net borrowing capacity under the Prior Credit Agreement. The Prior Credit Agreement allowed us to borrow at interest rates that varied based on a spread over (i) LIBOR or (ii) a base rate that was the higher of the prime rate or one-half of one percent above the federal funds rate, at our option. The interest rate spread over LIBOR was determined by our debt rating. We could also request that loans be made at interest rates offered by one or more of the banks, which may have varied from the LIBOR or base rate. The Prior Credit Agreement supported our commercial paper borrowing program and would have expired on August 15, 2010, but was terminated on September 20, 2007 in connection with the new credit arrangements described below. We were required to pay a facility fee of 10 basis points per annum on the average daily amount of loan commitments by the consortium. The amount of interest and annual facility fee were subject to change based on our maintenance of certain debt ratings and financial ratios, such as maximum debt to capital ratios. Advances under the Prior Credit Agreement were unsecured. At May 27, 2007, no borrowings under the Prior Credit Agreement were outstanding. However, as of May 27, 2007, there were $211.4 million of commercial paper and no letters of credit outstanding, which were backed by this facility.

On September 20, 2007, to fund the RARE acquisition, we entered into (i) a $750.0 million revolving Credit Agreement dated as of September 20, 2007 (New Revolving Credit Agreement) with Bank of America, N.A. (BOA), as administrative agent, and the lenders (Revolving Credit Lenders) and other agents party thereto, and (ii) a $1.15 billion 364-Day Credit Agreement dated as of September 20, 2007 (Interim Credit Agreement) with BOA, as administrative agent, and the lenders thereto. The Interim Credit Agreement became available to us upon the consummation of the RARE acquisition. The Interim Credit Agreement and the New Revolving Credit Agreement were used to fund the RARE acquisition. On October 11, 2007, we completed the issuance of $1.15 billion aggregate principal amount of long-term senior notes described below, the proceeds of which were used to fully repay the Interim Credit Agreement.

The New Revolving Credit Agreement is a senior unsecured debt obligation of the Company and contains customary representations, affirmative and negative covenants (including limitations on liens and subsidiary debt, and a maximum consolidated lease adjusted total debt to total capitalization ratio of 0.75 to 1.00) and events of default usual for credit facilities of this type. As of May 25, 2008, we were in compliance with all covenants under the New Revolving Credit Agreement.

The New Revolving Credit Agreement expires on September 20, 2012, and the proceeds may be used for commercial paper back-up, working capital and capital expenditures, the refinancing of certain indebtedness, the partial financing of the RARE acquisition as well as general corporate purposes. The New Revolving Credit Agreement also contains a sub-limit of $150.0 million for the issuance of letters of credit. The borrowings and letters of credit obtained under the New Revolving Credit Agreement may be denominated in U.S. Dollars, Euro, Sterling, Yen, Canadian Dollars and each other currency approved by the Revolving Credit Lenders. The Company may elect to increase the commitments under the New Revolving Credit Agreement by up to $250.0 million (to an aggregate amount of up to $1.00 billion), subject to the Company obtaining commitments from new and existing lenders for the additional amounts.

Loans under the New Revolving Credit Agreement bear interest at a rate of LIBOR plus a margin determined by reference to a ratings-based pricing grid, or the base rate (which is defined as the higher of the BOA prime rate and the federal funds rate plus 0.500 percent). Assuming a “BBB” equivalent credit rating level, the applicable margin under the New Revolving Credit Agreement will be 0.350 percent. We may also request that loans under the New Revolving Credit Agreement be made at interest rates offered by one or more of the Revolving Credit Lenders, which may vary from the LIBOR or base rate, for up to $100.0 million of borrowings. The New Revolving Credit Agreement requires that we pay a facility fee on the total amount of such facility (ranging from 0.070 percent to 0.175 percent, based on our credit ratings) and, in the event that the outstanding amounts under the applicable New Revolving Credit Agreement exceeds 50 percent of such New Revolving Credit Agreement, a utilization fee on the total amount outstanding under such facility (ranging from 0.050 percent to 0.150 percent, based on our credit ratings). As of May 25, 2008, $130.0 million was outstanding under the New Revolving Credit Agreement. In addition, $48.4 million of commercial paper was outstanding as of May 25, 2008, which is backed by this facility.

On October 11, 2007, we issued $350.0 million of unsecured 5.625 percent senior notes due October 2012, $500.0 million of unsecured 6.200 percent senior notes due October 2017 and $300.0 million of unsecured 6.800 percent senior notes due October 2037 (collectively, the New Senior Notes) under a registration statement filed with the Securities and Exchange Commission (SEC) on October 9, 2007. Discount and issuance costs, which were $4.3 million and $11.7 million, respectively, are being amortized over the terms of the New Senior Notes using the straight-line method, the results of which approximate the effective interest method. The interest rate payable on each series of the New Senior Notes will be subject to adjustment from time to time if the debt rating assigned to such series of the New Senior Notes is downgraded below a certain rating level (or subsequently upgraded). The maximum adjustment is 2.000 percent above the initial interest rate and the interest rate cannot be reduced below the initial interest rate. As of May 25, 2008, no such adjustments to the interest rates had been made. We may redeem any series of the New Senior Notes at any time in whole or from time to time in part, at the principal amount plus a make-whole premium. If we experience a change of control triggering event, we may be required to purchase the New Senior Notes from the holders.

During the second quarter of fiscal 2008, we entered into treasury-lock derivative instruments with $550.0 million of notional value to hedge a portion of the risk of changes in the benchmark interest rate prior to the issuance of the New Senior Notes, as changes in the benchmark interest rate would cause variability in our forecasted interest payments. These instruments were all settled at the issuance of the New Senior Notes for a cumulative gain of $6.2 million. This amount was recorded in accumulated other comprehensive income (loss) and will be reclassified into earnings as an adjustment to interest expense as interest on the New Senior Notes or similar debt is incurred. A gain of $0.5 million was recognized in earnings during fiscal 2008 as an adjustment to interest expense.

During the fourth quarter of fiscal 2008, we also entered into treasury-lock derivative instruments with $100.0 million of notional value to hedge a portion of the risk of changes in the benchmark interest rate associated with the expected issuance of the long-term debt to refinance our existing long-term debt due to mature in fiscal 2011, as changes in the benchmark interest rate will cause variability in our forecasted interest payments. The fair value of these outstanding treasury-lock derivative instruments was a net gain of $2.3 million at May 25, 2008 and is included, net of tax of $0.9 million, in accumulated other comprehensive income (loss).

On August 12, 2005, we issued $150.0 million of unsecured 4.875 percent senior notes due in August 2010 and $150.0 million of unsecured 6.000 percent senior notes due in August 2035 under our prior shelf registration statement on file with the SEC. The net proceeds of $295.4 million from the issuance of these senior notes were used to repay at maturity our $150.0 million of 8.375 percent senior notes on September 15, 2005 and our $150.0 million of 6.375 percent notes on February 1, 2006. In March 2007, we repaid, at maturity our $150.0 million unsecured 5.750 percent medium-term notes with cash from operations and short-term borrowings.

At May 25, 2008, our long-term debt consisted principally of:

•	$150.0 million of unsecured 4.875 percent senior notes due in August 2010;

•	$75.0 million of unsecured 7.450 percent medium-term notes due in April 2011;

•	$350.0 million of unsecured 5.625 percent senior notes due in October 2012;

•	$100.0 million of unsecured 7.125 percent debentures due in February 2016;

•	$500.0 million of unsecured 6.200 percent senior notes due in October 2017;

•	$150.0 million of unsecured 6.000 percent senior notes due in August 2035;

•	$300.0 million of unsecured 6.800 percent senior notes due in October 2037; and

•	An unsecured, variable rate $15.5 million commercial bank loan due in December 2018 that is used to support two loans from us to the Employee Stock Ownership Plan portion of the Darden Savings Plan.

Through our shelf registration statement on file with the SEC, we may issue an indeterminate amount of unsecured debt securities from time to time in one or more series, which may consist of notes, debentures or other evidences of indebtedness in one or more offerings.

A summary of our contractual obligations and commercial commitments at May 25, 2008, is as follows (in millions):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Short-term debt	$178.4	$178.4	$—	$—	$—
Long-term debt (1)	2,966.3	106.5	431.8	518.4	1,909.6
Operating leases	697.8	115.3	198.0	146.0	238.5
Purchase obligations (2)	604.7	590.7	7.0	7.0	—
Capital lease obligations (3)	114.7	4.9	10.0	10.4	89.4
Benefit obligations (4)	281.1	24.5	41.2	49.0	166.4
Unrecognized income tax benefits (5)	88.5	28.0	55.5	5.0	—

Total contractual obligations	$4,931.5	$1,048.3	$743.5	$735.8	$2,403.9

	Amount of Commitment Expiration per Period
Other Commercial Commitments	Total Committed	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Standby letters of credit (6)	$74.4	$74.4	$—	$—	$—
Guarantees (7)	5.8	1.3	1.9	0.9	1.7

Total commercial commitments	$80.2	$75.7	$1.9	$0.9	$1.7

1)	Includes interest payments associated with existing long-term debt, including the current portion. Variable-rate interest payments associated with the ESOP loan were estimated based on an average interest rate of 6 percent. Excludes issuance discount of $6.2 million.

2)	Includes commitments for food and beverage items and supplies, capital projects and other miscellaneous commitments.

3)	Includes total imputed interest of $53.9 million over the life of the capital lease obligations.

4)	Includes expected payments associated with our defined benefit plans, postretirement benefit plan and our non-qualified deferred compensation plan through fiscal 2018.

5)	Includes interest on unrecognized income tax benefits of $11.0 million.

6)	Includes letters of credit for $64.4 million of workers’ compensation and general liabilities accrued in our consolidated financial statements, letters of credit for $3.2 million of lease payments included in the contractual operating lease obligation payments noted above and other letters of credit totaling $6.8 million.

7)	Consists solely of guarantees associated with leased properties that have been assigned to third parties. We are not aware of any non-performance under these arrangements that would result in us having to perform in accordance with the terms of the guarantees.

Our fixed-charge coverage ratio, which measures the number of times each year that we earn enough to cover our fixed charges, amounted to 5.1 times and 8.6 times, on a continuing operations basis, for the fiscal years ended May 25, 2008 and May 27, 2007, respectively. Our adjusted debt to adjusted total capital ratio (which includes 6.25 times the total annual minimum rent of $102.0 million and $64.3 million for the fiscal years ended May 25, 2008 and May 27, 2007, respectively, as components of adjusted debt and adjusted total capital) was 64 percent and 50 percent at May 25, 2008 and May 27, 2007, respectively. We use the lease-debt equivalent in our adjusted debt to adjusted total capital ratio reported to shareholders, as we believe its inclusion better represents the optimal capital structure that we target from period to period.

Based on these ratios, we believe our financial condition is strong. The composition of our capital structure is shown in the following table.

(In millions, except ratios)	May 25, 2008	May 27, 2007
CAPITAL STRUCTURE
Short-term debt	$178.4	$211.4
Long-term debt	1,640.5	494.1
Capital lease obligations	60.8	—
Stockholders’ equity	1,409.1	1,094.5

Total capital	$3,288.8	$1,800.0

ADJUSTMENTS TO CAPITAL
Short-term debt	$178.4	$211.4
Long-term debt	1,640.5	494.1
Capital lease obligations	60.8	—
Lease-debt equivalent	637.5	397.0

Adjusted debt	$2,517.2	$1,102.5
Stockholders’ equity	1,409.1	1,094.5

Adjusted total capital	$3,926.3	$2,197.0

CAPITAL STRUCTURE RATIOS
Debt to total capital ratio	57%	39%
Adjusted debt to adjusted total capital ratio	64%	50%

Net cash flows provided by operating activities from continuing operations were $766.8 million, $569.8 million and $699.1 million in fiscal 2008, 2007 and 2006, respectively. Net cash flows provided by operating activities include net earnings from continuing operations of $369.5 million, $377.1 million and $351.8 million in fiscal 2008, 2007 and 2006, respectively. Net cash flows provided by operating activities from continuing operations increased in fiscal 2008 primarily as a result of the timing of purchases of inventories and restaurant level services. Net cash flows provided by operating activities also reflect income tax payments of $119.7 million, $75.9 million and $126.3 million in fiscal 2008, 2007 and 2006, respectively. The lower tax payments in fiscal 2007, as compared with tax payments in fiscal 2008 and fiscal 2006, primarily relates to lower taxable income in fiscal 2007 caused by the closing of the 54 Smokey Bones, two Rocky River Grillhouse and nine Bahama Breeze restaurants.

Net cash flows used in investing activities from continuing operations were $1.62 billion, $289.5 million and $258.3 million in fiscal 2008, 2007 and 2006, respectively. Net cash flows used in investing activities included capital expenditures incurred principally to acquire RARE, build new restaurants, replace equipment and remodel existing restaurants. Capital expenditures related to continuing operations were $429.2 million in fiscal 2008, compared to $345.2 million in fiscal 2007 and $273.5 million in fiscal 2006. In addition to the acquisition of RARE, the increased expenditures in fiscal 2008 and 2007 resulted primarily from increased spending associated with building more new restaurants and replacement of restaurant equipment. During fiscal 2007, we also received $45.2 million in cash from the sale and leaseback of our current restaurant support center. We estimate that our fiscal 2009 capital expenditures will approximate $600 million, including approximately $85 million on our new restaurant support center. The overall cost of our new restaurant support center will be largely offset by various state and local tax credits and incentives and cash proceeds received from the sale of our current restaurant support center.

Net cash flows provided by (used in) financing activities from continuing operations were $805.5 million, ($322.9) million and ($392.9) million in fiscal 2008, 2007 and 2006, respectively. During fiscal 2008 we completed the offering of $1.15 billion of New Senior Notes, resulting in net proceeds of $1.13 billion, which were used to repay borrowings under the Interim Credit Agreement, which funded the acquisition of RARE. Proceeds received from the New Revolving Credit Agreement were used to partially fund the acquisition of RARE and to repay the $125.0 million 2.5 percent convertible notes assumed from RARE. Net cash flows used in financing activities also included our repurchase of 5.0 million shares of our common stock for $159.4 million in fiscal 2008 compared with 9.4 million shares of our common stock for $371.2 million in fiscal 2007 and 11.9 million shares for $434.2 million in fiscal 2006. As of May 25, 2008, our Board of Directors had authorized us to repurchase up to 162.4 million shares of our common stock and a total of 147.0 million shares had been repurchased under the authorization. The repurchased common stock is reflected as a reduction of stockholders’ equity. As of May 25, 2008, our unused authorization was 15.4 million shares. During fiscal 2006 we completed the offering of $300.0 million in senior notes, resulting in net proceeds of $294.7 million, which were used to repay, at maturity, $300.0 million in notes outstanding. We received proceeds primarily from the issuance of common stock upon the exercise of stock options of $66.8 million, $56.6 million and $61.8 million in fiscal 2008, 2007 and 2006, respectively. Net cash flows used in financing activities also included dividends paid to stockholders of $100.9 million, $65.7 million and $59.2 million in fiscal 2008, 2007 and 2006, respectively. The increase in dividend payments reflects the increase in our annual dividend rate from $0.40 per share in fiscal 2006, to $0.46 per share in fiscal 2007 and to $0.72 per share in fiscal 2008. In June 2008, the Board of Directors approved an increase in the quarterly dividend to $0.20 per share, which indicates an annual dividend of $0.80 per share in fiscal 2009.

Our defined benefit and other postretirement benefit costs and liabilities are determined using various actuarial assumptions and methodologies prescribed under the SFAS No. 87, “Employers’ Accounting for Pensions” and No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” We use certain assumptions including, but not limited to, the selection of a discount rate, expected long-term rate of return on plan assets and expected health care cost trend rates. We set the discount rate assumption annually for each plan at its valuation date to reflect the yield of high quality fixed-income debt instruments, with lives that approximate the maturity of the plan benefits. At May 25, 2008, our discount rate was 6.50 percent. The expected long-term rate of return on plan assets and health care cost trend rates are based upon several factors, including our historical assumptions compared with actual results, an analysis of current market conditions, asset allocations and the views of leading financial advisers and economists. Our assumed expected long-term rate of return on plan assets was 9.0 percent for each of the fiscal years reported. At May 25, 2008, the expected health care cost trend rates assumed for fiscal 2009 ranged from 8.0 percent to 9.0 percent, depending on the medical service category. The rates gradually decrease to 5.0 percent through fiscal 2013 and remain at that level thereafter. We made contributions of approximately $0.5 million, $0.5 million and $0.3 million in fiscal years 2008, 2007 and 2006, respectively, to our defined benefit pension plan to maintain its fully funded status as of each annual valuation date (the most recent of which was February 29, 2008).

The expected long-term rate of return on plan assets component of our net periodic benefit cost is calculated based on the market-related value of plan assets. Our target asset fund allocation is 35 percent U.S. equities, 30 percent high-quality, long-duration fixed-income securities, 15 percent international equities, 10 percent private equities and 10 percent real assets. We monitor our actual asset fund allocation to ensure that it approximates our target allocation and believe that our long-term asset fund allocation will continue to approximate our target allocation. Our historical ten-year rate of return on plan assets, calculated using the geometric method average of returns, is approximately 9.4 percent as of May 25, 2008.

We have recognized net actuarial losses, net of tax, as a component of accumulated other comprehensive income (loss) for the defined benefit plans and postretirement benefit plan as of May 25, 2008 of $12.3 million and $6.3 million, respectively. These net actuarial losses represent changes in the amount of the projected benefit obligation and plan assets resulting from differences in the assumptions used and actual experience. The amortization of the net actuarial loss component of our fiscal 2009 net periodic benefit cost for the defined benefit plans and postretirement benefit plan is expected to be approximately $0.4 million and $0.6 million, respectively.

We believe our defined benefit and postretirement benefit plan assumptions are appropriate based upon the factors discussed above. However, other assumptions could also be reasonably applied that could differ from the assumptions used. A quarter-percentage point change in the defined benefit plans’ discount rate and the expected long-term rate of return on plan assets would increase or decrease earnings before income taxes by $0.9 million and $0.4 million, respectively. A quarter-percentage point change in our postretirement benefit plan discount rate would increase or decrease earnings before income taxes by $0.1 million. A one-percentage point increase in the health care cost trend rates would increase the accumulated postretirement benefit obligation (APBO) by $4.4 million at May 25, 2008 and the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost by $0.5 million for fiscal 2008. A one-percentage point decrease in the health care cost trend rates would decrease the APBO by $3.9 million at May 25, 2008 and the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost by $0.3 million for fiscal 2008. These changes in assumptions would not significantly impact our funding requirements.

We are not aware of any trends or events that would materially affect our capital requirements or liquidity. We believe that our internal cash-generating capabilities, borrowings available under our shelf registration for unsecured debt securities and short-term commercial paper program should be sufficient to finance our capital expenditures, debt maturities, stock repurchase program and other operating activities through fiscal 2009.

OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity, capital expenditures or capital resources.

FINANCIAL CONDITION

Our total current assets were $467.9 million at May 25, 2008, compared with $545.4 million at May 27, 2007. The decrease resulted primarily from a decrease in assets held for sale related primarily to the sale of Smokey Bones to BII, partially offset by increases in current liabilities related to the addition of RARE.

Our total current liabilities were $1.14 billion at May 25, 2008, compared with $1.07 billion at May 27, 2007. The increase in current liabilities resulted primarily from an increase in our level of operations due to the acquisition of RARE, partially offset by the effects of the adoption of FIN 48 and the related reclassification of reserves for uncertain tax positions to non-current liabilities, and a reduction in liabilities associated with assets held for sale related to the sale of Smokey Bones to BII.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of market risks, including fluctuations in interest rates, foreign currency exchange rates, compensation and commodity prices. To manage this exposure, we periodically enter into interest rate, foreign currency exchange, equity forwards and commodity instruments for other than trading purposes (see Notes 1 and 11 of the Notes to Consolidated Financial Statements, included elsewhere in this report).

We use the variance/covariance method to measure value at risk, over time horizons ranging from one week to one year, at the 95 percent confidence level. At May 25, 2008, our potential losses in future net earnings resulting from changes in foreign currency exchange rate instruments, commodity instruments, equity forwards and floating rate debt interest rate exposures were approximately $12.5 million over a period of one year (including the impact of the interest rate swap agreements discussed in Note 11 of the Notes to Consolidated Financial Statements, included elsewhere in this report). The value at risk from an increase in the fair value of all of our long-term fixed rate debt, over a period of one year, was approximately $159.4 million. The fair value of our long-term fixed rate debt during fiscal 2008 averaged $1.22 billion, with a high of $1.69 billion and a low of $468.4 million. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows by targeting an appropriate mix of variable and fixed rate debt.

APPLICATION OF NEW ACCOUNTING STANDARDS

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. For financial assets and liabilities, SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, which will require us to adopt these provisions in fiscal 2009. For nonfinancial assets and liabilities, SFAS No. 157 is effective for fiscal years beginning after November 15, 2008, which will require us to adopt these provisions in fiscal 2010. We do not believe the adoption of SFAS No. 157 will have a significant impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 provides companies with an option to report selected financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, which will require us to adopt these provisions in fiscal 2009. We do not believe the adoption of SFAS No. 159 will have a significant impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations.” SFAS No. 141R provides companies with principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree as well as the recognition and measurement of goodwill acquired in a business combination. SFAS No. 141R also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS No. 141R is effective for business combinations occurring in fiscal years beginning after December 15, 2008, which will require us to adopt these provisions for business combinations occurring in fiscal 2010 and thereafter. Early adoption of SFAS No. 141R is not permitted. We do not believe the adoption of SFAS No. 141R will have a significant impact on our consolidated financial statements; however, the application of this standard will significantly change how we account for future business combinations.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” SFAS No. 161 provides companies with requirements for enhanced disclosures about derivative instruments and hedging activities to enable investors to better understand their effects on a company’s financial position, financial performance and cash flows. These requirements include the disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008, which will require us to adopt these provisions in fiscal 2009. Early adoption of SFAS No. 161 is permitted. We are currently evaluating the impact SFAS No. 161 will have on our consolidated financial statements.

In June 2008, the FASB issued FASB Staff Position (FSP) EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” FSP EITF 03-6-1 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The two-class method is an earnings allocation method for computing earnings per share when an entity’s capital structure includes either two or more classes of common stock or common stock and participating securities. It determines earnings per share based on dividends declared on common stock and participating securities (i.e., distributed earnings) and participation rights of participating securities in any undistributed earnings. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008, which will require us to adopt these provisions in fiscal 2010 and will require the recast of all previously reported earnings per share data. We are currently evaluating the impact FSP EITF 03-6-1 will have on our consolidated financial statements.

FORWARD-LOOKING STATEMENTS

Certain statements included in this report and other materials filed or to be filed by us with the SEC (as well as information included in oral or written statements made or to be made by us) may contain statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995, as codified in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words or phrases such as “believe,” “plan,” “will,” “expect,” “intend,” “estimate,” and “project” and similar expressions are intended to identify forward-looking statements. All of these statements, and any other statements in this report that are not historical facts, are forward-looking. These forward-looking statements are based on assumptions concerning important factors, risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, could cause the actual results to differ materially from those expressed in the forward-looking statements. These factors, risks and uncertainties include, but are not limited to those discussed below and in Part I, Item 1A, “Risk Factors” in our Annual Report on Form 10-K for the year ended May 25, 2008:

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

•	The price and availability of food, ingredients and utilities, including the general risk of inflation;

•	The impact of shortages or interruptions in the delivery of food and other supplies;

•

Labor and insurance costs, including increased labor costs as a result of federal and state-mandated increases in minimum wage rates and increased insurance costs as a result of increases in our current insurance premiums;

•	The loss of key personnel or difficulties recruiting and retaining qualified personnel;

•	A material information technology interruption or security failure;

•	Increased advertising and marketing costs;

•	Higher-than-anticipated costs to open, close, relocate or remodel restaurants;

•	Litigation by employees, consumers, suppliers, shareholders or others, regardless of whether the allegations made against us are valid or we are ultimately found liable;

•	Unfavorable publicity relating to food safety or other concerns;

•	A lack of suitable new restaurant locations or a decline in the quality of the locations of our current restaurants;

•	Federal, state and local regulation of our business, including laws and regulations relating to our relationships with our employees, zoning, land use, environmental matters and liquor licenses;

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

•

Our ability to combine and integrate the business of RARE into our operations in a successful and timely manner and to achieve synergies following the completion of the acquisition, including the ultimate realization of goodwill;

•	The impact of the substantial indebtedness we incurred in connection with the acquisition of RARE; and

•	A failure of our internal controls over financial reporting.

Since it is not possible to foresee all such factors, risks and uncertainties, investors should not consider these factors to be a complete list of all risks or uncertainties.

REPORT OF MANAGEMENT’S RESPONSIBILITIES

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of May 25, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Management has concluded that, as of May 25, 2008, the Company’s internal control over financial reporting was effective based on these criteria.

The Company’s independent registered public accounting firm KPMG LLP, has issued an audit report on the effectiveness of our internal control over financial reporting, which follows.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders

Darden Restaurants, Inc.

We have audited Darden Restaurants, Inc.’s internal control over financial reporting as of May 25, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Darden Restaurants, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Darden Restaurants, Inc. maintained, in all material respects, effective internal control over financial reporting as of May 25, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Darden Restaurants, Inc. as of May 25, 2008 and May 27, 2007, and the related consolidated statements of earnings, changes in stockholders’ equity and accumulated other comprehensive income (loss), and cash flows for each of the years in the three-year period ended May 25 2008, and our report dated July 17, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Orlando, FL

July 17, 2008

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Darden Restaurants, Inc.

We have audited the accompanying consolidated balance sheets of Darden Restaurants, Inc. and subsidiaries as of May 25, 2008 and May 27, 2007, and the related consolidated statements of earnings, changes in stockholders’ equity and accumulated other comprehensive income (loss), and cash flows for each of the years in the three-year period ended May 25, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Darden Restaurants, Inc. and subsidiaries as of May 25, 2008 and May 27, 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended May 25, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for uncertainty in income taxes in 2008 by adopting FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109, and changed its method of accounting for share-based compensation by adopting Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, and accounting for defined benefit pension and other postretirement plans by adopting Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, in 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Darden Restaurants, Inc.’s internal control over financial reporting as of May 25, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 17, 2008 expressed an unqualified opinion on the effectiveness of Darden Restaurants, Inc.’s internal control over financial reporting.

/s/ KPMG LLP

Orlando, FL

July 17, 2008

Certified Public Accountants

CONSOLIDATED STATEMENTS OF EARNINGS

	Fiscal Year Ended
(In millions, except per share data)	May 25, 2008	May 27, 2007	May 28, 2006
Sales	$6,626.5	$5,567.1	$5,353.6
Costs and expenses:
Cost of sales:
Food and beverage	1,996.2	1,616.1	1,570.0
Restaurant labor	2,124.7	1,808.2	1,722.1
Restaurant expenses	1,017.8	834.5	806.4

Total cost of sales, excluding restaurant depreciation And amortization of $230.0, $186.4 and $181.1, respectively	$5,138.7	$4,258.8	$4,098.5
Selling, general and administrative	641.7	537.0	506.1
Depreciation and amortization	245.7	200.4	197.0
Interest, net	85.7	40.1	43.9

Total costs and expenses	$6,111.8	$5,036.3	$4,845.5

Earnings before income taxes	514.7	530.8	508.1
Income taxes	(145.2)	(153.7)	(156.3)

Earnings from continuing operations	$369.5	$377.1	$351.8
Earnings (losses) from discontinued operations, net of tax expense (benefit) of $3.0, ($112.9) and ($12.1), respectively	7.7	(175.7)	(13.6)

Net earnings	$377.2	$201.4	$338.2

Basic net earnings per share:
Earnings from continuing operations	$2.63	$2.63	$2.35
Earnings (losses) from discontinued operations	0.06	(1.23)	(0.09)

Net earnings	$2.69	$1.40	$2.26

Diluted net earnings per share:
Earnings from continuing operations	$2.55	$2.53	$2.24
Earnings (losses) from discontinued operations	0.05	(1.18)	(0.08)

Net earnings	$2.60	$1.35	$2.16

Average number of common shares outstanding:
Basic	140.4	143.4	149.7
Diluted	145.1	148.8	156.9

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In millions)	May 25, 2008	May 27, 2007
ASSETS
Current assets:
Cash and cash equivalents	$43.2	$30.2
Receivables, net	69.5	46.4
Inventories	216.7	209.6
Prepaid expenses and other current assets	46.7	33.5
Deferred income taxes	91.8	81.7
Assets held for sale	—	144.0

Total current assets	$467.9	$545.4
Land, buildings and equipment, net	3,066.0	2,184.4
Goodwill	519.9	—
Trademarks	455.0	—
Other assets	221.8	151.0

Total assets	$4,730.6	$2,880.8

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$245.1	$178.0
Short-term debt	178.4	211.4
Accrued payroll	129.3	108.5
Accrued income taxes	2.4	75.9
Other accrued taxes	55.4	43.4
Unearned revenues	160.5	109.9
Other current liabilities	365.1	305.0
Liabilities associated with assets held for sale	—	42.3

Total current liabilities	$1,136.2	$1,074.4
Long-term debt, less current portion	1,634.3	491.6
Deferred income taxes	197.6	25.8
Deferred rent	139.0	127.1
Obligations under capital leases, net of current installments	59.9	—
Other liabilities	154.5	67.4

Total liabilities	$3,321.5	$1,786.3

Stockholders’ equity:
Common stock and surplus, no par value. Authorized 500.0 shares; issued 279.8 and 277.7 shares, respectively; outstanding 140.5 and 141.4 shares, respectively	$2,074.9	$1,904.3
Preferred stock, no par value. Authorized 25.0 shares; none issued and outstanding	—	—
Retained earnings	2,096.0	1,820.4
Treasury stock, 139.3 and 136.3 shares, at cost, respectively	(2,724.0)	(2,576.5)
Accumulated other comprehensive income (loss)	(20.7)	(32.8)
Unearned compensation	(17.0)	(20.6)
Officer notes receivable	(0.1)	(0.3)

Total stockholders’ equity	$1,409.1	$1,094.5

Total liabilities and stockholders’ equity	$4,730.6	$2,880.8

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

(In millions, except per share data)	Common Stock And Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Officer Notes Receivable	Total Stockholders’ Equity
Balances at May 29, 2005	$1,703.3	$1,405.7	$(1,784.8)	$(8.9)	$(41.6)	$(0.7)	$1,273.0

Comprehensive income:
Net earnings	—	338.2	—	—	—	—	338.2
Other comprehensive income (loss):
Foreign currency adjustment	—	—	—	3.9	—	—	3.9
Change in fair value of derivatives, net of tax of $0.4	—	—	—	(0.5)	—	—	(0.5)

Total comprehensive income							341.6
Cash dividends declared ($0.40 per share)	—	(59.2)	—	—	—	—	(59.2)
Stock option exercises (3.9 shares)	49.3	—	6.3	—	—	—	55.6
Issuance of restricted stock (0.4 shares), net of forfeiture adjustments	13.5	—	—	—	(13.5)	—	—
Stock-based compensation	—	—	—	—	7.4	—	7.4
ESOP note receivable repayments	—	—	—	—	3.5	—	3.5
Income tax benefits credited to equity	34.3	—	—	—	—	—	34.3
Purchases of common stock for treasury (11.9 shares)	—	—	(434.2)	—	—	—	(434.2)
Issuance of treasury stock under Employee Stock Purchase Plan and other plans (0.2 shares)	6.0	—	1.5	—	—	—	7.5
Repayment of officer notes	—	—	—	—	—	0.3	0.3

Balances at May 28, 2006	$1,806.4	$1,684.7	$(2,211.2)	$(5.5)	$(44.2)	$(0.4)	$1,229.8

Comprehensive income:
Net earnings	—	201.4	—	—	—	—	201.4
Other comprehensive income (loss):
Foreign currency adjustment	—	—	—	0.5	—	—	0.5
Change in fair value of derivatives, net of tax of 1.9	—	—	—	4.0	—	—	4.0

Total comprehensive income							205.9
Adjustment related to adoption of SFAS No. 158, net of tax of $19.6	—	—	—	(31.8)	—	—	(31.8)
Cash dividends declared ($0.46 per share)	—	(65.7)	—	—	—	—	(65.7)
Stock option exercises (3.6 shares)	46.1	—	4.8	—	—	—	50.9
Reclassification of unearned compensation (transition of SFAS 123(R))	(20.2)	—	—	—	20.2	—	—
Stock-based compensation	26.2	—	—	—	—	—	26.2
ESOP note receivable repayments	—	—	—	—	3.3	—	3.3
Income tax benefits credited to equity	40.0	—	—	—	—	—	40.0
Purchases of common stock for treasury (9.4 shares)	—	—	(371.2)	—	—	—	(371.2)
Issuance of treasury stock under Employee Stock Purchase Plan and other plans (0.2 shares)	5.8	—	1.1	—	0.1	—	7.0
Repayment of officer notes	—	—	—	—	—	0.1	0.1

Balances at May 27, 2007	$1,904.3	$1,820.4	$(2,576.5)	$(32.8)	$(20.6)	$(0.3)	$1,094.5

Comprehensive income:
Net earnings	—	377.2	—	—	—	—	377.2
Other comprehensive income (loss):
Foreign currency adjustment	—	—	—	3.3	—	—	3.3
Change in fair value of derivatives, net of tax of $2.6	—	—	—	0.7	—	—	0.7
Benefit plans, net of tax of $5.0	—	—	—	8.1	—	—	8.1

Total comprehensive income							389.3
Adjustment related to adoption of FIN 48, net of tax of $0.4	—	(0.7)	—	—	—	—	(0.7)
Cash dividends declared ($0.72 per share)	—	(100.9)	—	—	—	—	(100.9)
Stock option exercises (3.3 shares)	53.6	—	7.9	—	—	—	61.5
Stock-based compensation	46.6	—	—	—	—	—	46.6
Stock-based awards included in cost of RARE acquisition	40.5	—	—	—	—	—	40.5
ESOP note receivable repayments	—	—	—	—	3.6	—	3.6
Income tax benefits credited to equity	23.5	—	—	—	—	—	23.5
Purchases of common stock for treasury (5.0 shares)	—	—	(159.4)	—	—	—	(159.4)
Issuance of treasury stock under Employee Stock Purchase Plan and other plans (0.2 shares)	6.4	—	4.0	—	—	—	10.4
Repayment of officer notes	—	—	—	—	—	0.2	0.2

Balances at May 25, 2008	$2,074.9	$2,096.0	$(2,724.0)	$(20.7)	$(17.0)	$(0.1)	$1,409.1

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended
(In millions)	May 25, 2008	May 27, 2007	May 28, 2006
Cash flows - operating activities
Net earnings	$377.2	$201.4	$338.2
(Earnings) losses from discontinued operations, net of tax benefit	(7.7)	175.7	13.6
Adjustments to reconcile net earnings from continuing operations to cash flows:
Depreciation and amortization	245.7	200.4	197.0
Asset impairment charges, net	—	2.4	1.3
Amortization of loan costs	2.3	1.7	3.0
Stock-based compensation expense	48.9	31.6	12.5
Change in current assets and liabilities	53.7	(20.5)	127.3
Contribution to postretirement plan	(1.2)	(0.8)	(0.4)
Loss on disposal of land, buildings and equipment	2.2	3.1	2.4
Change in cash surrender value of trust-owned life insurance	4.6	(10.4)	(6.0)
Deferred income taxes	31.1	(27.1)	(30.7)
Change in deferred rent	12.8	2.5	4.8
Change in other liabilities	(17.0)	3.3	2.5
Income tax benefits credited to equity	—	—	34.3
Income tax benefits from exercise of stock-based compensation credited to goodwill	8.0	—	—
Other, net	6.2	6.5	(0.7)

Net cash provided by operating activities of continuing operations	$766.8	$569.8	$699.1

Cash flows - investing activities
Sale of short-term investments	6.3	—	—
Purchases of land, buildings and equipment	(429.2)	(345.2)	(273.5)
Proceeds from disposal of land, buildings and equipment	5.9	57.9	20.6
Cash used in business combination, net of cash acquired	(1,198.1)	—	—
Proceeds from trust-owned life insurance	1.9	—	—
Increase in other assets	(2.5)	(2.2)	(5.4)

Net cash used in investing activities of continuing operations	$(1,615.7)	$(289.5)	$(258.3)

Cash flows - financing activities
Proceeds from issuance of common stock	66.8	56.6	61.8
Income tax benefits credited to equity	23.5	40.0	—
Dividends paid	(100.9)	(65.7)	(59.2)
Purchases of treasury stock	(159.4)	(371.2)	(434.2)
ESOP note receivable repayments	3.6	3.3	3.6
Proceeds from Interim Credit Agreement	1,150.0	—	—
Repayment of Interim Credit Agreement	(1,150.0)	—	—
(Payments) proceeds from issuance of short-term debt	(33.0)	167.4	44.0
Proceeds from issuance of long-term debt	1,150.0	—	294.7
Payments of debt issuance costs	(16.0)	—	—
Repayment of long-term debt	(3.6)	(153.3)	(303.6)
Repayment of acquired convertible notes	(125.0)	—	—
Principal payments on capital leases	(0.5)	—	—

Net cash provided by (used in) financing activities of continuing operations	$805.5	$(322.9)	$(392.9)

Cash flows - discontinued operations
Net cash (used in) provided by operating activities of discontinued operations	(32.6)	36.6	17.9
Net cash provided by (used in) investing activities of discontinued operations	89.0	(6.1)	(66.3)

Net cash provided by (used in) discontinued operations	$56.4	$30.5	$(48.4)

Increase (decrease) in cash and cash equivalents	13.0	(12.1)	(0.5)
Cash and cash equivalents - beginning of year	30.2	42.3	42.8

Cash and cash equivalents - end of year	$43.2	$30.2	$42.3

Cash flows from changes in current assets and liabilities
Receivables	(1.5)	(5.9)	(0.7)
Inventories	9.5	(14.2)	37.0
Prepaid expenses and other current assets	(2.6)	(5.6)	(2.1)
Accounts payable	38.6	(23.6)	29.4
Accrued payroll	—	(8.2)	7.9
Accrued income taxes	(30.6)	11.1	12.4
Other accrued taxes	2.1	0.7	2.5
Unearned revenues	2.8	11.8	11.5
Other current liabilities	35.4	13.4	29.4

Change in current assets and liabilities	$53.7	$(20.5)	$127.3

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations and Principles of Consolidation

The accompanying consolidated financial statements include the operations of Darden Restaurants, Inc. and its wholly owned subsidiaries (Darden, the Company, we, us or our). We own and operate the Red Lobster®, Olive Garden®, LongHorn Steakhouse®, The Capital Grille®, Bahama Breeze®, Seasons 52®, Hemenway’s Seafood Grille & Oyster Bar® and The Old Grist Mill Tavern® restaurant concepts located in the United States and Canada. Through subsidiaries, we own and operate all of our restaurants in the United States and Canada, except three. Those three restaurants are located in Central Florida and are owned by joint ventures managed by us. The joint ventures pay management fees to us, and we control the joint ventures’ use of our service marks. None of our restaurants in the United States or Canada are franchised. As of May 25, 2008, we franchised five LongHorn Steakhouse restaurants in Puerto Rico to an unaffiliated franchisee, and 27 Red Lobster restaurants in Japan to an unaffiliated Japanese corporation, under area development and franchise agreements. All significant inter-company balances and transactions have been eliminated in consolidation.

Basis of Presentation

On October 1, 2007, we completed the acquisition of RARE Hospitality International, Inc. (RARE) for $1.27 billion in total consideration. The acquisition principally included the LongHorn Steakhouse and The Capital Grille restaurant concepts, of which, 288 and 29 locations, respectively, were in operation as of the date of the acquisition. The results of operations, financial position and cash flows are included in our consolidated financial statements as of the date of acquisition as for all periods subsequent. See Note 2 – Acquisition of RARE Hospitality International, Inc. for additional information.

During fiscal 2007, we closed or were holding for sale all Smokey Bones and Rocky River Grillhouse restaurants and closed nine Bahama Breeze restaurants. Consistent with the discontinued operations reporting provisions of Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and Emerging Issues Task Force Issue No. 03-13, “Applying the Conditions in Paragraph 42 of SFAS No. 144 in Determining Whether to Report Discontinued Operations,” we determined that we had or would discontinue all significant cash flows and continuing involvement with respect to these Smokey Bones, Rocky River Grillhouse and Bahama Breeze operations noted above and consider these to be discontinued operations. Therefore, for fiscal 2008, 2007 and 2006, all gains and losses on disposition, impairment charges and disposal costs, along with the sales, costs and expenses and income taxes attributable to these restaurants have been aggregated to a single caption entitled earnings (losses) from discontinued operations, net of tax on our consolidated statements of earnings for all periods presented. We have not allocated any general corporate overhead to amounts presented in discontinued operations, nor have we elected to allocate interest costs. See Note 3 – Discontinued Operations for additional information.

Unless otherwise noted, amounts and disclosures throughout these Notes to Consolidated Financial Statements relate to our continuing operations.

Fiscal Year

We operate on a 52/53 week fiscal year, which ends on the last Sunday in May. Fiscal 2008, 2007 and 2006 all consisted of 52 weeks of operation.

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

Accounts Receivable

Accounts receivable, net of the allowance for doubtful accounts, represents their estimated net realizable value. Provisions for doubtful accounts are recorded based on historical collection experience and the age of the receivables. Accounts receivable are written off when they are deemed uncollectible. See Note 4 – Receivables, Net for additional information.

Inventories

Inventories consist of food and beverages and are valued at the lower of weighted-average cost or market.

Land, Buildings and Equipment, Net

Land, buildings and equipment are recorded at cost less accumulated depreciation. Building components are depreciated over estimated useful lives ranging from seven to 40 years using the straight-line method. Leasehold improvements, which are reflected on our consolidated balance sheets as a component of buildings, are amortized over the lesser of the expected lease term, including cancelable option periods, or the estimated useful lives of the related assets using the straight-line method. Equipment is depreciated over estimated useful lives ranging from two to ten years also using the straight-line method. Depreciation and amortization expense from continuing operations associated with buildings and equipment amounted to $235.5 million, $192.8 million and $189.9 million, in fiscal 2008, 2007 and 2006, respectively. In fiscal 2008, 2007 and 2006, we had losses on disposal of land, buildings and equipment of $2.2 million, $3.1 million and $2.4 million, respectively, which were included in selling, general and administrative expenses. See Note 6 – Land, Buildings and Equipment, Net for additional information.

Capitalized Software Costs

Capitalized software, which is a component of other assets, is recorded at cost less accumulated amortization. Capitalized software is amortized using the straight-line method over estimated useful lives ranging from three to ten years. The cost of capitalized software as of May 25, 2008 and May 27, 2007, amounted to $65.3 million and $62.6 million, respectively. Accumulated amortization as of May 25, 2008 and May 27, 2007, amounted to $37.9 million and $32.2 million, respectively. Amortization expense associated with capitalized software amounted to $7.6 million, $7.3 million and $6.6 million, in fiscal 2008, 2007 and 2006, respectively, and is included in depreciation and amortization in our accompanying consolidated statements of earnings.

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

Goodwill and Other Intangibles

We account for goodwill and other intangibles in accordance with SFAS 142, “Goodwill and Other Intangible Assets,” which provides that goodwill and indefinite lived intangibles should not be amortized, but shall be tested for impairment annually or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. Goodwill is tested for impairment as part of a two step process. The first step of the impairment test requires the identification of the reporting units, and comparison of the fair value of each of these reporting units to the respective carrying value. The fair value of the reporting units is determined based on valuation techniques using the best information that is available, such as discounted cash flow projections. If the carrying value is less than the fair value, no impairment exists and the second step is not performed. If the carrying value is higher than the fair value, there is an indication that impairment may exist and the second step must be performed to compute the amount of the impairment. In the second step, the impairment is computed by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. SFAS No. 142 requires goodwill to be tested for impairment annually at the same time every year, and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist. Annual impairment tests will be performed in the fourth quarter of each year. At May 25, 2008, we had goodwill of $519.9 million.

We evaluate the useful lives of our other intangible assets, primarily intangible assets associated with the RARE acquisition, to determine if they are definite or indefinite-lived. Reaching a determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, demand, competition, other economic factors (such as the stability of the industry, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), the level of required maintenance expenditures, and the expected lives of other related groups of assets.

Our indefinite-lived intangible assets, primarily the value assigned to the trademarks acquired from RARE, also are tested for impairment annually and whenever events or changes in circumstances indicate that their carrying value may not be recoverable. We estimate the fair value of the trademarks based on an income valuation model using the relief from royalty method, which requires assumptions related to projected revenues from our annual long-range plan; assumed royalty rates that could be payable if we did not own the trademarks; and a discount rate. At May 25, 2008, we had trademarks of $455.0 million.

Definite-lived intangible assets include the value of acquired below-market leases of $23.8 million, net of accumulated amortization of $1.5 million, and other definite-lived intangibles of $6.7 million, net of accumulated amortization of $6.6 million, which are included in other assets in our consolidated balance sheet. Included in other liabilities in our consolidated balance sheet is $8.3 million of value related to above-market leases, net of accumulated amortization of $0.4 million. Definite-lived intangibles are amortized on a straight-line basis over estimated useful lives of one to 20 years. Amortization expense related to below-market leases and above-market leases for fiscal 2008 was $1.5 million and $0.4 million, respectively, and is included in restaurant expenses as a component of rent expense on our consolidated statements of earnings. Amortization of other amortizable intangibles was $2.6 million, $0.3 million and $0.5 million in fiscal 2008, 2007 and 2006, respectively, and is included in depreciation and amortization expenses in our consolidated statements of earnings. Amortization of other intangibles will be approximately $1.5 million in fiscal 2009 and $0.4 million in fiscal 2010 through 2013.

Impairment or Disposal of Long-Lived Assets

Land, buildings and equipment and certain other assets, including definite-lived intangible assets, capitalized software costs and liquor licenses, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the assets. Identifiable cash flows are measured at the lowest level for which they are largely independent of the cash flows of other groups of assets and liabilities, generally at the restaurant level. If such assets are determined to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Fair value is generally determined based on appraisals or sales prices of comparable assets. Restaurant sites and certain other assets to be disposed of are reported at the lower of their carrying amount or fair value, less estimated costs to sell. Restaurant sites and certain other assets to be disposed of are included in assets held for disposal when certain criteria are met. These criteria include the requirement that the likelihood of disposing of these assets within one year is probable. Assets not meeting the “held for sale” criteria remain in land, buildings and equipment until their disposal is probable within one year.

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

Revenue Recognition

Revenue from restaurant sales is recognized when food and beverage products are sold. Unearned revenues represent our liability for gift cards that have been sold but not yet redeemed. We recognize revenue from our gift cards when the gift card is redeemed by the customer or the likelihood of redemption, based upon our historical redemption patterns, becomes remote. Revenues from the sales of franchises are recognized as income when substantially all of our material obligations under the franchise agreement have been performed. Continuing royalties, which are a percentage of net sales of franchised restaurants, are accrued as income when earned. Sales taxes collected from customers and remitted to governmental authorities are presented on a net basis within net sales on our consolidated statements of earnings.

Food and Beverage Costs

Food and beverage costs include inventory, warehousing and related purchasing and distribution costs. Vendor allowances received in connection with the purchase of a vendor’s products are recognized as a reduction of the related food and beverage costs as earned. Advance payments are made by the vendors based on estimates of volume to be purchased from the vendors and the terms of the agreement. As we make purchases from the vendors each period, we recognize the pro rata portion of allowances earned as a reduction of food and beverage costs for that period. Differences between estimated and actual purchases are settled in accordance with the terms of the agreements. Vendor agreements are generally for a period of one year or more and payments received are initially recorded as long-term liabilities. Amounts which are expected to be earned within one year are recorded as current liabilities.

Income Taxes

We provide for federal and state income taxes currently payable as well as for those deferred because of temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Federal income tax credits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. Interest recognized in accordance with reserves for uncertain tax positions is included in interest, net in our consolidated statements of earnings. A corresponding liability for accrued interest is included as a component of other current liabilities in our consolidated balance sheets. Penalties, when incurred, are recognized in selling, general and administrative expense.

Effective May 28, 2007, we adopted Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.” FIN 48 requires that a position taken or expected to be taken in a tax return be recognized (or derecognized) in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Upon adoption, we recognized an additional liability of $1.1 million ($0.7 million after tax) for uncertain tax positions, including interest, which was accounted for as a cumulative decrease to the balance of beginning retained earnings. See Note 16 - Income Taxes for additional information.

Income tax benefits credited to equity relate to tax benefits associated with amounts that are deductible for income tax purposes but do not affect earnings. These benefits are principally generated from employee exercises of non-qualified stock options and vesting of employee restricted stock awards. See Note 16 – Income Taxes for additional information.

Derivative Instruments and Hedging Activities

We use financial and commodities derivatives to manage interest rate, compensation and commodities pricing risks inherent in our business operations. Our use of derivative instruments is currently limited to interest rate hedges; equity forwards contracts and commodities futures and options contracts. These instruments are structured as hedges of forecasted transactions or the variability of cash flows to be paid related to a recognized asset or liability (cash flow hedges). We do not enter into derivative instruments for trading or speculative purposes, where changes in the cash flows of the derivative are not expected to offset changes in cash flows related to a forecasted transaction. However, we have entered into equity forwards to economically hedge changes in the fair value of employee investments in our non-qualified deferred compensation plan and we have not elected hedge accounting for these instruments. All derivatives are recognized on the balance sheet at fair value. For those derivative instruments for which we intend to elect hedge accounting, on the date the derivative contract is entered into, we document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking the various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific assets and liabilities on the consolidated balance sheet or to specific forecasted transactions. We also formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

Changes in the fair value of derivatives that are highly effective, and are designated and qualify as cash flow hedges are recorded in other comprehensive income (loss) until earnings are affected by the variability in cash flows of the designated hedged item. Where applicable, we discontinue hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item or the derivative is terminated. Any changes in the fair value of a derivative where hedge accounting has not been elected, where there is ineffectiveness or where the originally forecasted cash flows are no longer probable of occurring are recognized immediately in earnings. Cash flows related to derivatives are included in operating activities. See Note 11 – Derivative Instruments and Hedging Activities for additional information.

Leases

For operating leases, we recognize rent expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise the options would result in an economic penalty to the Company. Differences between amounts paid and amounts expensed are recorded as deferred rent. Capital leases are recorded as an asset and an obligation at an amount equal to the present value of the minimum lease payments during the lease term. Within the provisions of certain of our leases, there are rent holidays and escalations in payments over the base lease term, as well as renewal periods. The effects of the holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes cancelable option periods where failure to exercise such options would result in an economic penalty to the Company. The lease term commences on the date when we have the right to control the use of the leased property, which is typically before rent payments are due under the terms of the lease. Many of our leases have renewal periods totaling five to 20 years, exercisable at our option and require payment of property taxes, insurance and maintenance costs in addition to the rent payments. The consolidated financial statements reflect the same lease term for amortizing leasehold improvements as we use to determine capital versus operating lease classifications and in calculating straight-line rent expense for each restaurant. Percentage rent expense is generally based on sales levels and is accrued at the point in time we determine that it is probable that such sales levels will be achieved.

Pre-Opening Expenses

Non-capital expenditures associated with opening new restaurants are expensed as incurred.

Advertising

Production costs of commercials are charged to operations in the fiscal period the advertising is first aired. The costs of programming and other advertising, promotion and marketing programs are charged to operations in the fiscal period incurred. Advertising expense, related to continuing operations, included in selling, general and administrative expenses, amounted to $257.8 million, $230.0 million and $223.0 million in fiscal 2008, 2007 and 2006, respectively.

Stock-Based Compensation

Effective May 29, 2006, we adopted the provisions of SFAS No. 123(R), “Share-Based Payment,” which requires companies to recognize in the financial statements the cost of employee services received in exchange for awards of equity instruments based on the grant date fair value of those awards. Previously, SFAS No. 123, “Accounting for

Stock-Based Compensation,” encouraged, but did not require, that stock-based compensation be recognized as an expense in companies’ financial statements. Accordingly, we elected to account for our stock-based compensation plans under an intrinsic value method that required compensation expense to be recorded only if, on the date of grant, the current market price of our common stock exceeded the exercise price the employee must pay for the stock. Our practice is to grant stock options at the fair market value of our underlying stock on the date of grant. Accordingly, prior to the adoption of SFAS No. 123(R), no compensation expense had been recognized for stock options granted under any of our stock plans because the exercise price of all options granted was equal to the current market value of our stock on the grant date. Subsequent to the adoption of SFAS No. 123(R), during fiscal 2008 and fiscal 2007, we recognized $26.8 million ($16.7 million net of tax) and $17.1 million ($10.6 million net of tax), respectively, in incremental stock-based compensation expense related to stock options and benefits granted under our Employee Stock Purchase Plan, discussed below, which reduced our basic and diluted net earnings per share from continuing operations by $0.12 in fiscal 2008 and $0.08 in fiscal 2007.

Prior to the adoption of SFAS No. 123(R), benefits of tax deductions in excess of recognized stock-based compensation expense were reported as operating cash flows. Under SFAS No. 123(R), such excess tax benefits are reported as financing cash flows. Although total cash flows are not impacted and remain unchanged from what would have been reported under prior accounting standards, due to the adoption of SFAS No. 123(R) net cash flows provided by operating activities were reduced by $23.5 million and $40.0 million during fiscal 2008 and fiscal 2007, respectively, and net financing cash flows were increased by $23.5 million and $40.0 million during fiscal 2008 and fiscal 2007, respectively, due to the classification of these tax benefits as a financing activity as opposed to an operating activity.

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

Had we determined compensation expense for our stock options and benefits granted under our Employee Stock Purchase Plan for fiscal 2006 based on the fair value at the grant date as prescribed under SFAS No. 123, our earnings from continuing operations and net earnings from continuing operations per share, excluding pro-forma stock-based compensation expense from discontinued operations, would have been reduced to the pro forma amounts indicated below:

(in millions, except per share data)
Earnings from continuing operations	$351.8
Add: Stock-based compensation expense included in reported net earnings, net of related tax effects	5.1
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(18.4)

Pro forma	$338.5

Basic net earnings per share from continuing operations
As reported	$2.35
Pro forma	$2.26
Diluted net earnings per share from continuing operations
As reported	$2.24
Pro forma	$2.16

To determine pro forma net earnings, reported net earnings have been adjusted for compensation expense associated with stock options granted that are expected to vest and benefits granted under our Employee Stock Purchase Plan. Total stock-based compensation expense also includes costs related to restricted stock and other forms of stock-based compensation granted to our employees that have always been required to be recognized in our financial statements. See Note 18—Stock-Based Compensation for further discussion. The preceding pro forma results were determined using the Black-Scholes option-pricing model. The weighted-average fair value of non-qualified stock options granted during fiscal 2008, 2007 and 2006 used in computing compensation expense in fiscal 2008 and 2007 and pro-forma compensation expense in fiscal 2006 was $14.05, $13.87 and $10.68, respectively. The dividend yield was calculated by dividing the current annualized dividend by the option exercise price. The expected volatility was determined using historical stock prices. The risk-free interest rate was the rate available on zero coupon U.S. government obligations with a term approximating the expected life of each grant. The expected life was estimated based on the exercise history of previous grants, taking into consideration the remaining contractual period for outstanding awards. The weighted-average assumptions used in the Black-Scholes model to record stock-based compensation in fiscal 2008 and 2007 and to derive the pro forma results for fiscal 2006, disclosed above, were as follows:

	Stock Options Granted in Fiscal Year
	2008	2007	2006
Risk-free interest rate	4.63%	5.08%	3.91%
Expected volatility of stock	32.6%	34.5%	30.0%
Dividend yield	1.6%	1.3%	1.2%
Expected option life	6.4 years	6.4 years	6.0 years

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

The following table presents the computation of basic and diluted earnings per common share:

(in millions, except per share data)	Fiscal Year
	2008	2007	2006
Earnings from continuing operations	$369.5	$377.1	$351.8
Earnings (loss) from discontinued operations	7.7	(175.7)	(13.6)

Net earnings	$377.2	$201.4	$338.2

Average common shares outstanding – Basic	140.4	143.4	149.7
Effect of dilutive stock-based compensation	4.7	5.4	7.2

Average common shares outstanding – Diluted	145.1	148.8	156.9

Basic net earnings per share:
Earnings from continuing operations	$2.63	$2.63	$2.35
Earnings (loss) from discontinued operations	0.06	(1.23)	(0.09)

Net earnings	$2.69	$1.40	$2.26

Diluted net earnings per share:
Earnings from continuing operations	$2.55	$2.53	$2.24
Earnings (loss) from discontinued operations	0.05	(1.18)	(0.08)

Net earnings	$2.60	$1.35	$2.16

Options to purchase 3.2 million shares, 1.8 million shares and 0.1 million shares of common stock were excluded from the calculation of diluted net earnings per share for fiscal 2008, 2007 and 2006, respectively, because the effect would have been anti-dilutive.

Comprehensive Income (Loss)

Comprehensive income (loss) includes net earnings and other comprehensive income (loss) items that are excluded from net earnings under U.S. generally accepted accounting principles. Other comprehensive income (loss) items include foreign currency translation adjustments, the effective unrealized portion of changes in the fair value of cash flow hedges and the amortization of unrecognized net actuarial gains and losses related to our pension and other postretirement plans. See Note 13—Stockholders’ Equity for additional information.

Foreign Currency

The Canadian dollar is the functional currency for our Canadian restaurant operations. Assets and liabilities denominated in Canadian dollars are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. Translation gains and losses are reported as a separate component of accumulated other comprehensive income (loss) in stockholders’ equity. Aggregate cumulative translation losses were $1.0 million and $4.3 million at May 25, 2008 and May 27, 2007, respectively. Gains and losses from foreign currency transactions were not significant for fiscal 2008, 2007 or 2006.

Segment Reporting

As of May 25, 2008, we operated the Red Lobster, Olive Garden, LongHorn Steakhouse, The Capital Grille, Bahama Breeze, Seasons 52, Hemenway’s Seafood Grille & Oyster Bar and The Old Grist Mill Tavern restaurant concepts in North America as operating segments. The concepts operate principally in the U.S. within the full-service dining industry, providing similar products to similar customers. The concepts also possess similar economic characteristics, resulting in similar long-term expected financial performance characteristics. Revenues from external customers are derived principally from food and beverage sales. We do not rely on any major customers as a source of revenue. We believe we meet the criteria for aggregating our operating segments into a single reporting segment.

Application of New Accounting Standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. For financial assets and liabilities, SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, which will require us to adopt these provisions in fiscal 2009. For nonfinancial assets and liabilities, SFAS No. 157 is effective for fiscal years beginning after November 15, 2008, which will require us to adopt these provisions in fiscal 2010. We do not believe the adoption of SFAS No. 157 will have a significant impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 provides companies with an option to report selected financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, which will require us to adopt these provisions in fiscal 2009. We do not believe the adoption of SFAS No. 159 will have a significant impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations.” SFAS No. 141R provides companies with principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree as well as the recognition and measurement of goodwill acquired in a business combination. SFAS No. 141R also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS No. 141R is effective for business combinations occurring in fiscal years beginning after December 15, 2008, which will require us to adopt these provisions for business combinations occurring in fiscal 2010 and thereafter. Early adoption of SFAS No. 141R is not permitted. We do not believe the adoption of SFAS No. 141R will have a significant impact on our consolidated financial statements; however, the application of this standard will significantly change how we account for future business combinations.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” SFAS No. 161 provides companies with requirements for enhanced disclosures about derivative instruments and hedging activities to enable investors to better understand their effects on a company’s financial position, financial performance and cash flows. These requirements include the disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008, which will require us to adopt these provisions in fiscal 2009. Early adoption of SFAS No. 161 is permitted. We are currently evaluating the impact SFAS No. 161 will have on our consolidated financial statements.

In June 2008, the FASB issued FASB Staff Position (FSP) EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” FSP EITF 03-6-1 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The two-class method is an earnings allocation method for computing earnings per share when an entity’s capital structure includes either two or more classes of common stock or common stock and participating securities. It determines earnings per share based on dividends declared on common stock and participating securities (i.e., distributed earnings) and participation rights of participating securities in any undistributed earnings. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008, which will require us to adopt these provisions in fiscal 2010 and will require the recast of all previously reported earnings per share data. We are currently evaluating the impact FSP EITF 03-6-1 will have on our consolidated financial statements.

NOTE 2 – ACQUISITION OF RARE HOSPITALITY INTERNATIONAL, INC.

On October 1, 2007, we completed the acquisition of all of the outstanding common stock of RARE for an aggregate purchase price, including fees, expenses, and the fair value of our vested stock options and restricted stock issued to RARE employees in exchange for their outstanding vested stock options and restricted stock, of $1.27 billion, which is summarized below (amounts in millions):

Payment to RARE shareholders in cash	$1,191.6
Conversion of RARE stock-based awards	40.5
Direct acquisition costs	13.5
Restructuring and other employee costs	9.9
RARE debt conversion premium	9.8

Total	$1,265.3

Additionally, as a result of the acquisition, we repaid RARE’s 2.5 percent convertible notes for $134.8 million, including $9.8 million related to the conversion premium, which was included in the purchase price. The acquired operations, which included 288 LongHorn Steakhouse restaurants, 29 The Capital Grille restaurants, one Hemenway’s Seafood Grille & Oyster Bar restaurant, and one The Old Grist Mill Tavern, as well as the rights associated with the four franchised LongHorn Steakhouse restaurants in Puerto Rico, are included in the results of operations of our consolidated financial statements from the date of acquisition and will continue to operate under their trademarked names.

Under the purchase method of accounting, the assets and liabilities of RARE were recorded at their respective fair values as of the date of the acquisition. We are in the process of confirming, through internal studies and third-party valuations, the fair value of these assets, including land, buildings and equipment, intangible assets, and certain liabilities. The fair values set forth below are based on preliminary valuations and, given the size of the acquisition, are subject to adjustment as additional information is obtained. Such additional information includes, but may not be limited to, the following: valuations and physical counts of land, buildings and equipment and plans relative to the disposition of certain assets and liabilities acquired. We expect to complete this process during the first quarter of fiscal 2009, which may result in adjustments to goodwill, in addition to the allocation of goodwill to the applicable reporting units.

The following table summarizes the preliminary estimate of fair value assigned to the assets acquired and liabilities assumed and related deferred income taxes as of the date of acquisition, reflecting adjustments through May 25, 2008 (amounts in millions):

Current assets	$87.7
Land, buildings and equipment	654.2
Goodwill (non-amortizable)	527.9
Trademarks (non-amortizable)	455.0
Other assets (including $12.6 of non-amortizable liquor licenses)	63.2

Total assets acquired	$1,788.0

Current liabilities	114.9
Other liabilities	407.8

Total liabilities assumed	$522.7

Net assets acquired	$1,265.3

The excess of the purchase price over the aggregate fair value of net assets acquired was allocated to goodwill. Of the $527.9 million recorded as goodwill, $11.1 is expected to be deductible as operating expenses for tax purposes. The acquisition of RARE is a major step in advancing our strategy of growing our portfolio of brands in the casual dining industry through internal development and acquisitions. The portion of the purchase price attributable to goodwill represents benefits expected as a result of the acquisition, including sales growth opportunities driven primarily by increased advertising effectiveness and cost synergies, driven primarily by supply chain and purchasing integration and consolidation of corporate and restaurant support infrastructure. During the period subsequent to the acquisition, $8.0 million of tax benefits related to the exercise of converted stock-based compensation was charged against goodwill related to the portion of the value of the awards that was included in the purchase price.

Trademarks, which primarily relate to LongHorn Steakhouse and The Capital Grille, have an indefinite life based on the expected use of the assets and the regulatory and economic environment within which they are being used. These trademarks represent highly respected brands with positive connotations and we intend to cultivate and protect the use of these brands. Goodwill and trademarks are not amortized but are reviewed annually for impairment or more frequently if indicators of impairment exist. A portion of the acquired lease portfolio represented favorable operating leases, compared with current market conditions, and a portion represented unfavorable operating leases, compared with current market conditions. The fair value of the favorable leases totaled $25.3 million, is recorded in other assets and, after considering renewal periods, has an estimated weighted average life of approximately 16 years. The fair value of the unfavorable leases totaled $8.7 million, is recorded in other liabilities and has an estimated weighted average life of approximately 19 years. The fair value of both the favorable and unfavorable leases is amortized to rent expense on the straight-line basis over the lives of the related leases.

As a result of the RARE acquisition, we accrued $4.7 million in employee termination benefits and $5.2 million in employee relocation benefits, both of which were included in the cost of the acquisition, and are expected to be paid out during fiscal 2008 and 2009.

The following is a reconciliation of accrued employee termination and employee relocation benefit costs from October 1, 2007 (date of acquisition) to May 25, 2008, which are included in other current liabilities in the accompanying consolidated balance sheets:

(in millions)	Balance at October 1, 2007	Adjustments	Payments	Balance at May 25, 2008
Employee terminations	$4.7	$—	$(3.3)	$1.4
Employee relocations	6.1	(0.9)	(2.8)	2.4

Total	$10.8	$(0.9)	$(6.1)	$3.8

Included as part of the purchase price were $31.9 million and $8.6 million of fair value related to our stock options and restricted stock, respectively, issued to RARE employees in exchange for their outstanding RARE vested stock options and restricted stock.

The following pro forma information assumes the RARE acquisition occurred as of the beginning of each period presented. The pro forma results are not necessarily indicative of what actually would have occurred had the acquisition been in effect for the periods presented.

(in millions, except per share data)	Fiscal Year Ended
	May 25, 2008	May 27, 2007
Sales	$6,986.5	$6,559.8
Earnings from continuing operations	$384.4	$420.3
Net earnings	$389.6	$237.5
Diluted net earnings per share from continuing operations	$2.65	$2.82
Diluted net earnings per share	$2.68	$1.60

NOTE 3 – DISCONTINUED OPERATIONS

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

On May 5, 2007, we announced the closure of 54 Smokey Bones and two Rocky River Grillhouse restaurants as well as our intention to offer for sale the remaining 73 operating Smokey Bones restaurants. During fiscal 2007, we recorded long-lived asset impairment charges of $236.4 million, $229.5 million of which was recorded during the fourth quarter as a result of these actions, as well as expenses of $4.9 million to accrue for ongoing contractual operating lease obligations, $3.9 million in other asset write-offs, $2.3 million in employee termination benefits, $1.3 million in restaurant-level closing costs, and $1.3 million in other costs. On November 30, 2007, we entered into a definitive agreement to sell the 73 operating Smokey Bones Barbeque & Grill restaurants to Barbeque Integrated, Inc. (BII), an affiliate of Sun Capital Partners, Inc., a worldwide private investment firm, for $82.0 million, net of selling costs of approximately $1.8 million. On December 31, 2007, we closed with BII on the sale of 62 of the restaurants, and as of February 24, 2008, we had closed on the sale of an additional ten restaurants for a total of 72 restaurants. The sale of the remaining restaurant closed on June 13, 2008. As of May 25, 2008, we received $81.5 million in net cash proceeds related to the sale and have recognized a gain on the sale of $18.0 million, which is included in earnings from discontinued operations for the fiscal year ended May 25, 2008.

For fiscal 2008, 2007 and 2006, all gains and losses on disposition, impairment charges and disposal costs, along with the sales, costs and expenses and income taxes attributable to these restaurants have been aggregated to a single caption entitled earnings (losses) from discontinued operations, net of tax in our consolidated statements of earnings for all periods presented. Earnings (losses) from discontinued operations, net of taxes on our accompanying consolidated statements of earnings are comprised of the following:

(in millions)	Fiscal Year Ended
	May 25, 2008	May 27, 2007	May 28, 2006
Sales	$120.7	$357.9	$367.0
Earnings (losses) before income taxes	$10.7	$(288.6)	$(25.7)
Income tax (expense) benefit	(3.0)	112.9	12.1

Net earnings (losses) from discontinued operations	$7.7	$(175.7)	$(13.6)

As of May 25, 2008, the remaining assets associated with the abandoned restaurants reported as discontinued operations upon their closure in fiscal 2007 no longer met the criteria to be classified as held for sale as we do not believe it is likely the remaining assets will be sold within one year.

The following is a detail of the assets and liabilities associated with the restaurants reported as discontinued operations and classified as held for sale in our accompanying consolidated balance sheet as of May 27, 2007 at fair value with comparative amounts of the assets, which were abandoned in fiscal 2007, but have not been sold as of May 25, 2008:

(in millions)	May 25, 2008	May 27, 2007
Current assets	$—	$44.6
Land, buildings and equipment, net	25.3	97.1
Other assets	—	2.3

Total assets	$25.3	$144.0

Current liabilities	$—	$37.1
Other liabilities	—	5.2

Total liabilities	$—	$42.3

The following is a reconciliation of accrued exit and disposal costs from May 27, 2007 to May 25, 2008, which are included in other current liabilities on the accompanying consolidated balance sheets and are expected to be paid in fiscal 2009:

(in millions)	Balance at May 27, 2007	Adjustments	Payments	Balance at May 25, 2008
Lease termination costs	$6.2	$0.5	$(3.4)	$3.3
Other exit costs	1.0	(1.0)	—	—

Total	$7.2	$(0.5)	$(3.4)	$3.3

NOTE 4 - RECEIVABLES, NET

Our accounts receivable is primarily comprised of receivables from national storage and distribution companies with which we contract to provide services that are billed to us on a per-case basis. In connection with these services, certain of our inventory items are conveyed to these storage and distribution companies to transfer ownership and risk of loss prior to delivery of the inventory to our restaurants. We reacquire these items when the inventory is subsequently delivered to our restaurants. These transactions do not impact the consolidated statements of earnings. Receivables from national storage and distribution companies amounted to $21.5 million and $19.3 million at May 25, 2008 and May 27, 2007, respectively. In addition, at the end of fiscal 2008, a vendor owed us $18 million as part of an up-front three year service agreement, which is included in accounts receivable and was collected subsequent to May 25, 2008. This amount is also included in long-term liabilities, with the amount expected to be earned within one year recognized in other current liabilities. The amount earned each period, related to the upfront vendor payment, will be reflected as a reduction to restaurant expenses. The allowance for doubtful accounts associated with all of our receivables amounted to $3.6 million at May 25, 2008 and $1.6 million at May 27, 2007.

NOTE 5 –ASSET IMPAIRMENT, NET

During fiscal 2008 we recorded less than $0.1 million of long-lived asset impairment charges. During fiscal 2007, we recorded $2.6 million of long-lived asset impairment charges primarily related to the permanent closure of one Red Lobster and one Olive Garden restaurant. During fiscal 2007, we also recorded $0.2 million of gains related to the sale of previously impaired restaurants. During fiscal 2006, we recorded $1.5 million of long-lived asset impairment charges primarily related to the closing of three Red Lobster and two Olive Garden restaurants. During fiscal 2006, we also recorded $0.2 million of gains related to the sale of previously impaired restaurants. These costs are included in selling, general and administrative expenses as a component of earnings from continuing operations in the accompanying consolidated statements of earnings for fiscal 2008, 2007 and 2006. Impairment charges were measured based on the amount by which the carrying amount of these assets exceeded their fair value. Fair value is generally determined based on appraisals or sales prices of comparable assets and estimates of future cash flows.

The results of operations for all Red Lobster and Olive Garden restaurants permanently closed in fiscal 2008, 2007 and 2006 that would otherwise have met the criteria for discontinued operations reporting are not material to our consolidated financial position, results of operations or cash flows and, therefore, have not been presented as discontinued operations.

NOTE 6 - LAND, BUILDINGS AND EQUIPMENT, NET

The components of land, buildings and equipment, net, are as follows:

(in millions)	May 25, 2008	May 27, 2007
Land	$751.8	$595.8
Buildings	2,846.4	2,299.7
Equipment	1,187.2	996.5
Assets under capital leases	68.6	—
Construction in progress	137.7	69.4

Total land, buildings and equipment	4,991.7	3,961.4
Less accumulated depreciation and amortization	(1,923.4)	(1,777.0)
Less depreciation associated with assets under capital leases	(2.3)	—

Land, buildings, and equipment, net	$3,066.0	$2,184.4

On August 24, 2006, we completed the sale and leaseback of our Restaurant Support Center (RSC) for $45.2 million. The RSC houses all of our executive offices, shared service functions and concept administrative personnel. The transaction was completed in anticipation of moving the RSC to a new facility approximately three years from the date of sale. As a result of the sale and subsequent leaseback of the RSC, we recorded a $15.2 million deferred gain, which is being recognized over the three-year leaseback period on a straight-line basis. During fiscal 2008 and fiscal 2007, we recognized gains of $5.1 million and $2.8 million, respectively, on the sale of the RSC, which is included as a reduction of selling, general and administrative expenses in our consolidated statements of earnings.

NOTE 7 - OTHER ASSETS

The components of other assets are as follows:

(in millions)	May 25, 2008	May 27, 2007
Pension over-funding	$26.8	$17.1
Trust-owned life insurance	53.8	60.3
Capitalized software costs, net	27.4	30.4
Liquor licenses	38.5	23.6
Value of acquired below-market leases	23.8	—
Loan costs	19.6	8.6
Miscellaneous	31.9	11.0

Total other assets	$221.8	$151.0

NOTE 8 – SHORT-TERM DEBT

Short-term debt at May 25, 2008 consisted of $48.4 million and $130.0 million of unsecured commercial paper borrowings with original maturities of one month or less and borrowings under the New Revolving Credit Agreement (as defined in Note 10 – Long-Term Debt), respectively. As of May 25, 2008, commercial paper borrowings and borrowings under the New Revolving Credit Agreement bore interest rates of 2.85 percent and 3.14 percent, respectively. As of May 27, 2007, short-term debt consisted of unsecured commercial paper borrowings of $211.4 million.

NOTE 9 - OTHER CURRENT LIABILITIES

The components of other current liabilities are as follows:

(in millions)	May 25, 2008	May 27, 2007
Non-qualified deferred compensation plan	$143.8	$146.9
Sales and other taxes	52.6	42.3
Insurance-related	56.0	54.4
Miscellaneous	57.7	31.7
Employee benefits	36.0	18.1
Accrued interest	19.0	11.6

Total other current liabilities	$365.1	$305.0

NOTE 10 - LONG-TERM DEBT

The components of long-term debt are as follows:

(in millions)	May 25, 2008	May 27, 2007
4.875% senior notes due August 2010	$150.0	$150.0
7.450% medium-term notes due April 2011	75.0	75.0
5.625% senior notes due October 2012	350.0	—
7.125% debentures due February 2016	100.0	100.0
6.200% senior notes due October 2017	500.0	—
6.000% senior notes due August 2035	150.0	150.0
6.800% senior notes due October 2037	300.0	—
ESOP loan with variable rate of interest (2.864% at May 25, 2008) due December 2018	15.5	19.1

Total long-term debt	1,640.5	494.1
Less issuance discount	(6.2)	(2.5)

Total long-term debt less issuance discount	1,634.3	491.6
Less current portion	—	—

Long-term debt, excluding current portion	$1,634.3	$491.6

Until September 20, 2007, we maintained a credit facility under a Credit Agreement dated August 16, 2005 (Prior Credit Agreement) with a consortium of banks under which we can borrow up to $500.0 million. As part of the Prior Credit Agreement, we could request issuance of up to $100.0 million in letters of credit, the outstanding amount of which reduced the net borrowing capacity under the Prior Credit Agreement. The Prior Credit Agreement allowed us to borrow at interest rates that varied based on a spread over (i) LIBOR or (ii) a base rate that was the higher of the prime rate or one-half of one percent above the federal funds rate, at our option. The interest rate spread over LIBOR was determined by our debt rating. We could also request that loans be made at interest rates offered by one or more of the banks, which may have varied from the LIBOR or base rate. The Prior Credit Agreement supported our commercial paper borrowing program and would have expired on August 15, 2010, but was terminated on September 20, 2007 in connection with the new credit arrangements described below.

On September 20, 2007, to fund the RARE acquisition, we entered into (i) a $750.0 million revolving Credit Agreement dated as of September 20, 2007 (New Revolving Credit Agreement) with Bank of America, N.A. (BOA), as administrative agent, and the lenders (Revolving Credit Lenders) and other agents party thereto, and (ii) a $1.15 billion 364-Day Credit Agreement dated as of September 20, 2007 (Interim Credit Agreement) with BOA, as administrative agent, and the lenders thereto. The Interim Credit Agreement became available to us upon the consummation of the RARE acquisition. The Interim Credit Agreement and the New Revolving Credit Agreement were used to fund the RARE acquisition. On October 11, 2007, we completed the issuance of $1.15 billion aggregate principal amount of long-term senior notes described below, the proceeds of which were used to fully repay the Interim Credit Agreement.

The New Revolving Credit Agreement is a senior unsecured debt obligation of the Company and contains customary representations, affirmative and negative covenants (including limitations on liens and subsidiary debt, and a maximum consolidated lease adjusted total debt to total capitalization ratio of 0.75 to 1.00) and events of default usual for credit facilities of this type. As of May 25, 2008, we were in compliance with all covenants under the New Revolving Credit Agreement.

The New Revolving Credit Agreement expires on September 20, 2012, and the proceeds may be used for commercial paper back-up, working capital and capital expenditures, the refinancing of certain indebtedness, the partial financing of the RARE acquisition as well as general corporate purposes. The New Revolving Credit Agreement also contains a sub-limit of $150.0 million for the issuance of letters of credit. The borrowings and letters of credit obtained under the New Revolving Credit Agreement may be denominated in U.S. Dollars, Euro, Sterling, Yen, Canadian Dollars and each other currency approved by the Revolving Credit Lenders. The Company may elect to increase the commitments under the New Revolving Credit Agreement by up to $250.0 million (to an aggregate amount of up to $1.0 billion), subject to the Company obtaining commitments from new and existing lenders for the additional amounts.

Loans under the New Revolving Credit Agreement bear interest at a rate of LIBOR plus a margin determined by reference to a ratings-based pricing grid, or the base rate (which is defined as the higher of the BOA prime rate and the federal funds rate plus 0.500 percent). Assuming a “BBB” equivalent credit rating level, the applicable margin under the New Revolving Credit Agreement will be 0.350 percent. We may also request that loans under the New Revolving Credit Agreement be made at interest rates offered by one or more of the Revolving Credit Lenders, which may vary from the LIBOR or base rate, for up to $100.0 million of borrowings. The New Revolving Credit Agreement requires that we pay a facility fee on the total amount of such facility (ranging from 0.070 percent to 0.175 percent, based on our credit ratings) and, in the event that the outstanding amounts under the applicable New Revolving Credit Agreement exceeds 50 percent of such New Revolving Credit Agreement, a utilization fee on the total amount outstanding under such facility (ranging from 0.050 percent to 0.150 percent, based on our credit ratings). As of May 25, 2008, $130.0 million was outstanding under the New Revolving Credit Agreement. In addition, $48.4 million of commercial paper was outstanding as of May 25, 2008, which is backed by this facility.

On October 11, 2007, we issued $350.0 million of unsecured 5.625 percent senior notes due October 2012, $500.0 million of unsecured 6.200 percent senior notes due October 2017 and $300.0 million of unsecured 6.800 percent senior notes due October 2037 (collectively, the New Senior Notes) under a registration statement filed with the Securities and Exchange Commission on October 9, 2007. Discount and issuance costs, which were $4.3 million and $11.7 million, respectively, are being amortized over the terms of the New Senior Notes using the straight-line method, the results of which approximate the effective interest method. The interest rate payable on each series of the New Senior Notes will be subject to adjustment from time to time if the debt rating assigned to such series of the New Senior Notes is downgraded below a certain rating level (or subsequently upgraded). The maximum adjustment is 2.000 percent above the initial interest rate and the interest rate cannot be reduced below the initial interest rate. As of May 25, 2008, no such adjustments to the interest rates had been made. We may redeem any series of the New Senior Notes at any time in whole or from time to time in part, at the principal amount plus a make-whole premium. If we experience a change of control triggering event, we may be required to purchase the New Senior Notes from the holders.

All of our long-term debt currently outstanding is expected to be repaid entirely at maturity with interest being paid semi-annually over the life of the debt. The aggregate maturities of long-term debt for each of the five fiscal years subsequent to May 25, 2008, and thereafter are $0.0 million in 2009 and 2010, $225.0 million in 2011, $0.0 million in 2012, $350.0 million in 2013 and $1.06 billion thereafter.

NOTE 11 – DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We use interest rate-related derivative instruments to manage our exposure on debt instruments, as well as commodities derivatives to manage our exposure to commodity price fluctuations. We also use equity-related derivative instruments to manage our exposure on cash compensation arrangements indexed to the market price of our common stock. By using these instruments, we expose ourselves, from time to time, to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. We minimize this credit risk by entering into transactions with high quality counterparties. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, commodity prices, or the market price of our common stock. We minimize this market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Option Contracts and Commodity Swaps

During fiscal 2008, 2007 and 2006, we entered into option contracts and commodity swaps to reduce the risk of natural gas price fluctuations. To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives’ fair value are not included in current earnings but are included in accumulated other comprehensive income (loss). These changes in fair value are subsequently reclassified into earnings as a component of restaurant expenses when the natural gas is purchased and used by us in our operations. Net gains (losses) of $0.4 million, ($4.6) million and $4.3 million related to these derivatives were reclassified to earnings during fiscal 2008, 2007 and 2006, respectively, in connection with the settlement of our contracts. As of May 25, 2008, we were party to natural gas commodity swaps with aggregate notional values of $11.3 million. The fair value of these contracts was a net gain of $0.1 million at May 25, 2008 and is expected to be reclassified from accumulated other comprehensive income (loss) into restaurant expenses during fiscal 2009. To the extent that these derivatives are no longer highly effective in offsetting changes in cash flows related to our purchases of natural gas, hedge accounting would be discontinued and future changes in their fair value would be immediately recognized in current earnings.

During fiscal 2008, we entered into commodity swaps to reduce the risk of fluctuations in the price we pay for butter during fiscal 2009. To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives’ fair value are not included in current earnings but are included in accumulated other comprehensive income (loss). These changes in fair value will subsequently be reclassified into earnings as a component of food and beverage expenses when the butter is purchased and used by us in our operations. As of May 25, 2008, we were party to butter commodity swaps with aggregate notional values of $5.8 million. The fair value of these contracts was a net gain of $0.1 million at May 25, 2008 and is expected to be reclassified from accumulated other comprehensive income (loss) into restaurant expenses during fiscal 2009. To the extent that these derivatives are no longer highly effective in offsetting changes in cash flows related to our purchases of natural gas, hedge accounting would be discontinued and future changes in their fair value would be immediately recognized in current earnings.

The fair value of outstanding derivatives is included in other current assets or other current liabilities. At May 25, 2008, the fair value of our outstanding commodity swaps was $0.2 million and is included in other current assets in our accompanying consolidated balance sheets. As of May 25, 2008, the maximum length of time over which we are hedging our exposure to the variability in future cash flows related to the purchase of natural gas and butter is six months.

Interest Rate Lock Agreement

During the second quarter of fiscal 2008, we entered into treasury-lock derivative instruments with $550.0 million of notional value to hedge a portion of the risk of changes in the benchmark interest rate prior to the issuance of the New Senior Notes, as changes in the benchmark interest rate would cause variability in our forecasted interest payments. These instruments were all settled at the issuance of the New Senior Notes for a cumulative gain of $6.2 million. This amount was recorded in accumulated other comprehensive income (loss) and will be reclassified into earnings as an adjustment to interest expense as interest on the New Senior Notes or similar debt is incurred. A gain of $0.5 million was recognized in earnings during fiscal 2008 as an adjustment to interest expense.

During the fourth quarter of fiscal 2008, we entered into treasury-lock derivative instruments with $100.0 million of notional value to hedge a portion of the risk of changes in the benchmark interest rate associated with the expected issuance of long-term debt to refinance our existing long-term debt due to mature in fiscal 2011, as changes in the benchmark interest rate will cause variability in our forecasted interest payments. The fair value of these outstanding treasury-lock derivative instruments was a net gain of $2.3 million at May 25, 2008 and is expected to be reclassified from accumulated other comprehensive income (loss) into earnings as an adjustment to interest expense as interest is incurred on the long-term debt expected to be issued in fiscal 2011.

Interest Rate Swaps

During fiscal 2005 and fiscal 2004, we entered into interest rate swap agreements (swaps) to hedge the risk of changes in interest rates on the cost of a future issuance of fixed-rate debt. The swaps, which had a $100.0 million notional principal amount of indebtedness, were used to hedge a portion of the interest payments associated with $150.0 million of unsecured 4.875 percent senior notes due in August 2010, which were issued in August 2005. The swaps were settled at the time of the related debt issuance with a net loss of $1.2 million being recognized in accumulated other comprehensive income (loss). The net loss on the swaps is being amortized into earnings as an adjustment to interest expense over the same period in which the related interest costs on the related debt issuance are being recognized in earnings. Losses of $0.2 million were recognized in earnings during fiscal 2008, 2007 and 2006 as an adjustment to interest expense.

We also had interest rate swaps with a notional amount of $200.0 million, which we used to convert variable rates on our long-term debt to fixed rates effective May 30, 1995, related to the issuance of our $150.0 million 6.375 percent notes due February 2006 and our $100.0 million 7.125 percent debentures due February 2016. We received the one-month commercial paper interest rate and paid fixed-rate interest ranging from 7.51 percent to 7.89 percent. The swaps were settled during January 1996 at a cost to us of $27.7 million. A portion of the cost was recognized as an adjustment to interest expense over the term of our 10-year 6.375 percent notes that were settled at maturity in February 2006. The remaining portion continues to be recognized as an adjustment to interest expense over the term of our 20-year 7.125 percent debentures due 2016. A loss of $0.6 million was recognized in earnings during fiscal 2008, 2007 and 2006 as an adjustment to interest expense.

Equity Forwards

During fiscal 2008, 2007, 2006 and 2005, we entered into equity forward contracts to hedge the risk of changes in future cash flows associated with the unvested, unrecognized Darden stock units granted during fiscal 2008, 2007, 2006 and 2005 (see Note 18 – Stock-Based Compensation for additional information). The equity forward contracts will be settled at the end of the vesting periods of their underlying Darden stock units, which range between four and five years. In total, the equity forward contracts are indexed to 0.6 million shares of our common stock, at varying forward rates between $19.52 per share and $41.17 per share, have a $16.9 million notional amount and can only be net settled in cash. To the extent the equity forward contracts are effective in offsetting the variability of the hedged cash flows, changes in the fair value of the equity forward contracts are not included in current earnings but are reported as accumulated other comprehensive income (loss). A deferred loss of $0.2 million related to the equity forward contracts was recognized in accumulated other comprehensive income (loss) at May 25, 2008. As the Darden stock units vest, we will effectively de-designate that portion of the equity forward contract that no longer qualifies for hedge accounting and changes in fair value associated with that portion of the equity forward contract will be recognized in current earnings. (Losses) gains of ($2.5) million, $2.5 million and $1.0 million were recognized in earnings as a component of restaurant labor during fiscal 2008, 2007 and 2006, respectively.

During fiscal 2006 and 2008, we entered into equity forward contracts to hedge the risk of changes in future cash flows associated with employee-directed investments in Darden stock within the non-qualified deferred compensation plan (see Note 17 – Retirement Plans for additional information). The equity forward contracts are indexed to 0.2 million shares of our common stock at forward rates between $23.41 and $37.44 per share, have $6.3 million in notional value, can only be net settled in cash and expire between fiscal 2011 and 2013. We did not elect hedge accounting with the expectation that changes in the fair value of the equity forward contracts would offset changes in the fair value of the Darden stock investments in the non-qualified deferred compensation plan within net earnings in our consolidated statements of earnings. (Losses) gains of ($0.6) million, $0.9 million and ($0.1) million related to the equity forward contracts were recognized in net earnings during fiscal 2008, 2007 and 2006, respectively.

NOTE 12 - FINANCIAL INSTRUMENTS

The fair values of cash equivalents, accounts receivable, accounts payable and short-term debt approximate their carrying amounts due to their short duration.

The carrying value and fair value of long-term debt at May 25, 2008 was $1.63 billion and $1.62 billion, respectively. The carrying value and fair value of long-term debt at May 27, 2007 was $491.6 million and $496.3 million, respectively. The fair value of long-term debt is determined based on market prices or, if market prices are not available, the present value of the underlying cash flows discounted at our incremental borrowing rates.

NOTE 13 - STOCKHOLDERS’ EQUITY

Treasury Stock

On June 16, 2006, our Board of Directors authorized an additional share repurchase authorization totaling 25.0 million shares in addition to the previous authorization of 137.4 million shares, bringing our total authorizations to 162.4 million. In fiscal 2008, 2007 and 2006, we purchased treasury stock totaling $159.4 million, $371.2 million and $434.2 million, respectively. At May 25, 2008, a total of 147.0 million shares had been repurchased under the authorizations. The repurchased common stock is reflected as a reduction of stockholders’ equity.

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

Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are as follows:

(in millions)	May 25, 2008	May 27, 2007
Foreign currency translation adjustment	$(1.0)	$(4.3)
Unrealized gains (losses) on derivatives, net of tax	4.5	3.8
SFAS No. 158 benefit plan funding position, net of tax	(24.2)	(32.3)

Total accumulated other comprehensive income (loss)	$(20.7)	$(32.8)

Reclassification adjustments associated with pre-tax net derivative gains (losses) realized in net earnings for fiscal 2008, 2007 and 2006 amounted to ($1.8) million, ($1.3) million and $5.0 million, respectively. The amortization of the unrecognized net actuarial loss component of our fiscal 2009 net periodic benefit cost for the defined benefit plans and postretirement benefit plan is expected to be approximately $0.4 million and $0.6 million, respectively.

NOTE 14 - LEASES

An analysis of rent expense incurred related to restaurants in continuing operations is as follows:

(in millions)	Fiscal Year
	2008	2007	2006
Restaurant minimum rent	$88.1	$64.3	$59.9
Restaurant percentage rent	7.7	4.6	4.6
Restaurant rent averaging expense	8.6	(2.5)	5.4
Transportation equipment	2.9	2.8	2.3
Office equipment	1.2	1.1	1.1
Office space	6.8	5.3	1.3
Warehouse space	0.4	0.3	0.3

Total rent expense	$115.7	$75.9	$74.9

Rent expense included in discontinued operations was $4.5 million, $4.4 million and $9.2 million for fiscal 2008, 2007 and 2006, respectively. The annual future lease commitments under capital lease obligations and noncancelable operating leases, including those related to restaurants reported as discontinued operations, for each of the five fiscal years subsequent to May 25, 2008 and thereafter is as follows:

Fiscal Year	Capital	Operating
2009	$4.9	$115.3
2010	5.0	104.9
2011	5.0	93.1
2012	5.1	79.9
2013	5.3	66.1
Thereafter	89.4	238.5

Total future lease commitments	114.7	$697.8

Less imputed interest (at 6.5%)	(53.9)

Present value of future lease commitments	60.8
Less current maturities	(0.9)

Obligations under capital leases, net of current maturities	$59.9

NOTE 15 - INTEREST, NET

The components of interest, net, are as follows:

(in millions)	Fiscal Year
	2008	2007	2006
Interest expense	$89.2	$43.6	$48.9
Imputed interest on capital leases	2.6	—	—
Capitalized interest	(4.9)	(2.9)	(1.9)
Interest income	(1.2)	(0.6)	(3.1)

Interest, net	$85.7	$40.1	$43.9

Capitalized interest was computed using our average borrowing rate. We paid $73.6 million, $35.8 million and $40.3 million for interest (net of amounts capitalized) in fiscal 2008, 2007 and 2006, respectively.

NOTE 16 - INCOME TAXES

Total income tax expense for fiscal 2008, 2007 and 2006 was allocated as follows:

(in millions)	Fiscal Year
	2008	2007	2006
Earnings from continuing operations	$145.2	$153.7	$156.3
Earnings (losses) from discontinued operations	3.0	(112.9)	(12.1)

Total consolidated income tax expense	$148.2	$40.8	$144.2

The components of earnings before income taxes from continuing operations and the provision for income taxes thereon are as follows:
(in millions)	Fiscal Year
	2008	2007	2006
Earnings from continuing operations before income taxes:
U.S.	$509.6	$524.9	$500.6
Canada	5.1	5.9	7.5

Earnings from continuing operations before income taxes	$514.7	$530.8	$508.1

Income taxes:
Current:
Federal	$98.3	$172.9	$158.9
State and local	21.0	33.2	28.1
Canada	0.1	0.1	0.1

Total current	$119.4	$206.2	$187.1

Deferred (principally U.S.)	25.8	(52.5)	(30.8)

Total income taxes	$145.2	$153.7	$156.3

During fiscal 2008, 2007 and 2006, we paid income taxes of $119.7 million, $75.9 million and $126.3 million, respectively.

The following table is a reconciliation of the U.S. statutory income tax rate to the effective income tax rate from continuing operations included in the accompanying consolidated statements of earnings:

	Fiscal Year
	2008	2007	2006
U.S. statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefits	2.7	3.3	3.1
Benefit of federal income tax credits	(7.9)	(6.1)	(5.1)
Other, net	(1.6)	(3.2)	(2.2)

Effective income tax rate	28.2%	29.0%	30.8%

As of May 25, 2008, we had estimated current federal income taxes payable of $2.4 million, which is included in our accompanying consolidated balance sheet as income taxes payable and estimated current state income taxes receivable of $4.9 million, which is included in prepaid expenses and other current assets in our accompanying consolidated balance sheet.

As of May 28, 2007, upon adoption of FIN 48, we had gross unrecognized tax benefits of $64.1 million, which represents the aggregate tax effect of the differences between tax return positions and benefits recognized in our consolidated financial statements. At May 25, 2008, we had $77.5 million of unrecognized tax benefits. Of this total, approximately $29.9 million, after considering the federal impact on state issues, would favorably affect the effective tax rate if resolved in our favor. A reconciliation of the beginning and ending amount of unrecognized tax benefits follows:

(in millions)
Balance upon adoption of FIN 48	$64.1
Additions to tax positions due to acquisition of RARE	23.3
Additions to tax positions recorded during the current year	4.2
Additions to tax positions recorded during prior years	1.4
Reductions to tax positions recorded during prior years	(3.2)
Reductions to tax positions due to settlements with taxing authorities	(4.1)
Reductions to tax positions due to statute expiration	(8.2)

Balance at May 25, 2008	$77.5

We recognize accrued interest related to unrecognized tax benefits in interest expense. Penalties, when incurred, are recognized in selling, general and administrative expense. The Company accrued approximately $6.0 million for the payment of interest as of the date of adoption of FIN 48. During fiscal 2008, we recognized $2.0 million of interest expense associated with unrecognized tax benefits. Additionally, the balance of interest accrued increased by approximately $3.0 million due to the acquisition of RARE. At May 25, 2008, we had $11.0 million accrued for the payment of interest associated with unrecognized tax benefits.

The major jurisdictions in which the Company files income tax returns include the U.S. federal jurisdiction, Canada, and most states in the U.S. that have an income tax. With a few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2001.

Included in the balance of unrecognized tax benefits at May 25, 2008 is $24.5 million related to tax positions for which it is reasonably possible that the total amounts could materially change during the next twelve months based on the outcome of examinations or as a result of the expiration of the statute of limitations for specific jurisdictions. Of this amount, approximately $19.8 million relates to items temporary in nature which will have no impact on our effective income tax rate.

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

(in millions)	May 25, 2008	May 27, 2007
Accrued liabilities	$59.1	$18.1
Compensation and employee benefits	141.4	118.6
Deferred rent and interest income	35.6	31.8
Asset disposition	3.5	0.6
Other	7.2	6.1

Gross deferred tax assets	$246.8	$175.2

Trademarks and other acquisition related intangibles	(182.1)	—
Buildings and equipment	(145.1)	(99.0)
Prepaid pension costs	(10.3)	(4.7)
Prepaid interest	(1.0)	(1.1)
Capitalized software and other assets	(11.4)	(10.1)
Other	(2.7)	(4.4)

Gross deferred tax liabilities	$(352.6)	$(119.3)

Net deferred tax (liabilities) assets	$(105.8)	$55.9

A valuation allowance for deferred tax assets is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At May 25, 2008 and May 27, 2007, no valuation allowance has been recognized for deferred tax assets because we believe that sufficient projected future taxable income will be generated to fully utilize the benefits of these deductible amounts.

NOTE 17 - RETIREMENT PLANS

Defined Benefit Plans and Postretirement Benefit Plan

Substantially all of our employees are eligible to participate in a retirement plan. We sponsor non-contributory defined benefit pension plans, that have been frozen, for a group of salaried employees in the United States, in which benefits are based on various formulas that include years of service and compensation factors; and for a group of hourly employees in the United States, in which a fixed level of benefits is provided. Pension plan assets are primarily invested in U.S., international and private equities, long duration fixed-income securities and real assets. Our policy is to fund, at a minimum, the amount necessary on an actuarial basis to provide for benefits in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended. We also sponsor a contributory postretirement benefit plan that provides health care benefits to our salaried retirees. During fiscal 2008, 2007 and 2006, we funded the defined benefit pension plans in the amounts of $0.5 million, $0.5 million and $0.3 million, respectively. We expect to contribute approximately $0.4 million to our defined benefit pension plans during fiscal 2009. During fiscal 2008, 2007 and 2006, we funded the postretirement benefit plan in the amounts of $1.2 million, $0.8 million and $0.4 million, respectively. We expect to contribute approximately $0.6 million to our postretirement benefit plan during fiscal 2009.

Effective May 27, 2007, we implemented the recognition and measurement provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106 and 132R).” The purpose of SFAS No. 158 is to improve the overall financial statement presentation of pension and other postretirement plans, but SFAS No. 158 does not impact the determination of net periodic benefit cost or measurement of plan assets or obligations. SFAS No. 158 requires companies to recognize the over or under-funded status of the plan as an asset or liability as measured by the difference between the fair value of the plan assets and the benefit obligation and requires any unrecognized prior service costs and actuarial gains and losses to be recognized as a component of accumulated other comprehensive income (loss).

The following provides a reconciliation of the changes in the plan benefit obligation, fair value of plan assets and the funded status of the plans as of February 29, 2008 and February 28, 2007 (in accordance with the provisions of SFAS No. 158, we will be required to value our plan assets and funded status as of the end of our fiscal year starting in fiscal 2009 and the adoption of the requirement is considered to have minimal impact on our financial condition):

(in millions)	Defined Benefit Plans		Postretirement Benefit Plan
	2008	2007	2008	2007
Change in Benefit Obligation:
Benefit obligation at beginning of period	$177.7	$168.3	$20.1	$17.7
Service cost	6.1	6.0	0.7	0.7
Interest cost	9.7	9.0	1.2	1.0
Plan amendments	0.7	—	—	(0.3)
Participant contributions	—	—	0.4	0.2
Benefits paid	(8.6)	(7.2)	(1.4)	(0.8)
Actuarial (gain) loss	(15.9)	1.6	4.7	1.6

Benefit obligation at end of period	$169.7	$177.7	$25.7	$20.1

Change in Plan Assets:
Fair value at beginning of period	$189.7	$175.3	$—	$—
Actual return on plan assets	10.2	21.2	—	—
Employer contributions	0.4	0.4	1.0	0.6
Participant contributions	—	—	0.4	0.2
Benefits paid	(8.6)	(7.2)	(1.4)	(0.8)

Fair value at end of period	$191.7	$189.7	$—	$—

Reconciliation of the Plan’s Funded Status:
Funded status at end of period	$22.0	$12.0	$(25.7)	$(20.1)
Contributions for March to May	0.1	0.1	0.3	0.2

Prepaid (accrued) benefit costs	$22.1	$12.1	$(25.4)	$(19.9)

The following is a detail of the net funded status of each of our plans of May 25, 2008 and May 27, 2007 and a reconciliation of the amounts included in accumulated other comprehensive income (loss) as of May 25, 2008 and May 27, 2007:

(in millions)	Defined Benefit Plans		Postretirement Benefit Plan
	2008	2007	2008	2007
Components of the Consolidated Balance Sheets:
Non-current assets	$26.8	$17.1	$—	$—
Current liabilities	(0.4)	—	(0.6)	—
Non-current liabilities	(4.3)	(5.0)	(24.8)	(19.9)

Net amounts recognized	$22.1	$12.1	$(25.4)	$(19.9)

Amounts Recognized in Accumulated Other Comprehensive Income (Loss), net of tax:
Unrecognized prior service cost	$0.4	$0.1	$(0.2)	$(0.2)
Unrecognized actuarial loss	12.3	21.9	6.3	3.5

Net amounts recognized	$12.7	$22.0	$6.1	$3.3

The accumulated benefit obligation for all pension plans was $164.7 million and $171.1 million at May 25, 2008 and May 27, 2007, respectively. The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $4.9 million and $0.0 million, respectively, at February 29, 2008 and $5.1 million and $0.0 million, respectively, at February 28, 2007. The projected benefit obligation for pension plans with projected benefit obligations in excess of plan assets approximated their accumulated benefit obligation at February 29, 2008 and February 28, 2007.

The following table presents the weighted-average assumptions used to determine benefit obligations and net expense:

	Defined Benefit Plans		Postretirement Benefit Plan
	2008	2007	2008	2007
Weighted-average assumptions used to determine benefit obligations at May 25 and May 27 (1)
Discount rate	6.50%	5.80%	6.50%	5.80%
Rate of future compensation increases	3.75%	3.75%	N/A	N/A
Weighted-average assumptions used to determine net expense for fiscal years ended May 25 and May 27 (2)
Discount rate	5.80%	5.75%	5.80%	5.75%
Expected long-term rate of return on plan assets	9.00%	9.00%	N/A	N/A
Rate of future compensation increases	3.75%	3.75%	N/A	N/A

(1)	Determined as of the end of fiscal year.

(2)	Determined as of the beginning of fiscal year.

We set the discount rate assumption annually for each of the plans at their valuation dates to reflect the yield of high-quality fixed-income debt instruments, with lives that approximate the maturity of the plan benefits. The expected long-term rate of return on plan assets and health care cost trend rates are based upon several factors, including our historical assumptions compared with actual results, an analysis of current market conditions, asset fund allocations and the views of leading financial advisers and economists. Our target asset fund allocation is 35 percent U.S. equities, 30 percent high-quality, long-duration fixed-income securities, 15 percent international equities, 10 percent real assets and 10 percent private equities. We monitor our actual asset fund allocation to ensure that it approximates our target allocation and believe that our long-term asset fund allocation will continue to approximate our target allocation. The defined benefit pension plans have the following asset fund allocations at their measurement dates of February 29, 2008 and February 28, 2007, respectively:

Asset Fund Classification	2008	2007
U.S. equities	32%	39%
High-quality, long-duration fixed-income securities	25%	20%
International equities	18%	19%
Real assets	12%	12%
Private equities	13%	10%

Total	100%	100%

For fiscal 2008, 2007 and 2006, we have used an expected long-term rate of return on plan assets for our defined benefit plan of 9.0 percent. Our historical ten-year rate of return on plan assets, calculated using the geometric method average of returns, is approximately 9.4 percent as of May 25, 2008.

The discount rate and expected return on plan assets assumptions have a significant effect on amounts reported for defined benefit pension plans. A quarter percentage point change in the defined benefit plans’ discount rate and the expected long-term rate of return on plan assets would increase or decrease earnings before income taxes by $0.9 million and $0.4 million, respectively.

The assumed health care cost trend rate increase in the per-capita charges for benefits ranged from 8 percent to 9 percent for fiscal 2009, depending on the medical service category. The rates gradually decrease to 5 percent through fiscal 2013 and remain at that level thereafter.

The assumed health care cost trend rate has a significant effect on amounts reported for retiree health care plans. A one percentage point variance in the assumed health care cost trend rate would increase or decrease the total of the service and interest cost components of net periodic postretirement benefit cost by $0.5 million and $0.3 million, respectively, and would increase or decrease the accumulated postretirement benefit obligation by $4.4 million and $3.9 million, respectively.

Components of net periodic benefit cost are as follows:

(in millions)	Defined Benefit Plans			Postretirement Benefit Plan
	2008	2007	2006	2008	2007	2006
Service cost	$6.1	$6.0	$5.2	$0.7	$0.7	$0.7
Interest cost	9.7	9.0	8.1	1.2	1.0	0.9
Expected return on plan assets	(14.8)	(13.7)	(13.2)	—	—	—
Amortization of unrecognized prior service cost	0.1	0.1	0.1	(0.1)	—	—
Recognized net actuarial loss	4.3	5.4	5.3	0.3	0.2	0.2

Net periodic benefit cost	$5.4	$6.8	$5.5	$2.1	$1.9	$1.8

The amortization of the net actuarial loss component of our fiscal 2009 net periodic benefit cost for the defined benefit plans and postretirement benefit plan is expected to be approximately $0.4 million and $0.6 million, respectively.

The following benefit payments are expected to be paid:

(in millions)	Defined Benefit Plans	Postretirement Benefit Plan
2009	$8.8	$0.6
2010	9.4	0.7
2011	9.7	0.8
2012	10.2	0.9
2013	10.7	1.0
2014-2018	63.2	6.6

Postemployment Severance Plan

We accrue for postemployment severance costs in accordance with SFAS No. 112, “Employers’ Accounting for Postemployment Benefits – an amendment of FASB Statements No. 5 and 43,” and use guidance found in SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” to measure the cost recognized in our consolidated financial statements. As a result, we use the provisions of SFAS No. 158 to recognize actuarial gains and losses related to our postemployment severance accrual as a component of accumulated other comprehensive income (loss). As of May 25, 2008 and May 27, 2007, $5.4 million and $7.0 million, respectively, of unrecognized actuarial losses related to our postemployment severance plan were included in accumulated other comprehensive income (loss) on a net of tax basis.

Defined Contribution Plan

We have a defined contribution plan covering most employees age 21 and older. We match contributions for participants with at least one year of service up to six percent of compensation, based on our performance. The match ranges from a minimum of $0.25 to $1.20 for each dollar contributed by the participant. The plan had net assets of $469.0 million at May 25, 2008 and $618.8 million at May 27, 2007. Expense recognized in fiscal 2008, 2007 and, 2006 was $1.3 million, $0.8 million and $1.4 million, respectively. Employees classified as “highly compensated” under the Internal Revenue Code are not eligible to participate in this plan. Instead, highly compensated employees are eligible to participate in a separate non-qualified deferred compensation plan. This plan allows eligible employees to defer the payment of part of their annual salary and all or part of their annual bonus and provides for awards that approximate the matching contributions and other amounts that participants would have received had they been eligible to participate in our defined contribution and defined benefit plans. Amounts payable to highly compensated employees under the non-qualified deferred compensation plan totaled $143.8 million and $146.9 million at May 25, 2008 and May 27, 2007, respectively. These amounts are included in other current liabilities.

The defined contribution plan includes an Employee Stock Ownership Plan (ESOP). This ESOP originally borrowed $50.0 million from third parties, with guarantees by us, and borrowed $25.0 million from us at a variable interest rate. The $50.0 million third party loan was refinanced in 1997 by a commercial bank’s loan to us and a corresponding loan from us to the ESOP. Compensation expense is recognized as contributions are accrued. In addition to matching plan participant contributions, our contributions to the plan are also made to pay certain employee incentive bonuses. Fluctuations in our stock price impact the amount of expense to be recognized. Contributions to the plan, plus the dividends accumulated on allocated and unallocated shares held by the ESOP, are used to pay principal, interest and expenses of the plan. As loan payments are made, common stock is allocated to ESOP participants. In fiscal 2008, 2007 and 2006, the ESOP incurred interest expense of $0.9 million, $1.2 million and $1.1 million, respectively, and used dividends received of $4.4 million, $3.6 million and $3.0 million, respectively, and contributions received from us of $0.0 million, $0.7 million and $1.7 million, respectively, to pay principal and interest on our debt.

ESOP shares are included in average common shares outstanding for purposes of calculating net earnings per share. At May 25, 2008, the ESOP’s debt to us had a balance of $15.5 million with a variable rate of interest of 2.864 percent and is due to be repaid no later than December 2014. The number of our common shares held in the ESOP at May 25, 2008 approximated 6.8 million shares, representing 3.9 million allocated shares and 2.9 million suspense shares.

At the end of fiscal 2005, the ESOP borrowed $1.6 million from us at a variable interest rate and acquired an additional 0.05 million shares of our common stock, which were held in suspense within the ESOP at May 29, 2005. The loan, which had a variable interest rate of 2.864 percent at May 25, 2008, is due to be repaid no later than December 2018. The shares acquired under this loan are accounted for in accordance with Statement of Position (SOP) 93-6, “Employers Accounting for Employee Stock Ownership Plans.” Fluctuations in our stock price are recognized as adjustments to common stock and surplus when the shares are committed to be released. These ESOP shares are not considered outstanding until they are committed to be released and, therefore, have been excluded for purposes of calculating basic and diluted net earnings per share at May 25, 2008. The fair value of these shares at May 25, 2008 was $1.5 million.

As part of the RARE acquisition, we assumed RARE’s employee benefit plans. We intend to merge these plans into our existing employee benefit plans during fiscal 2009. However, from the date of acquisition, through May, 25, 2008, we maintained RARE’s benefit plans as they had operated prior to the acquisition. As of the date of acquisition, RARE provided its employees who met minimum service requirements with retirement benefits under a 401(k) plan (RARE Plan). Under the RARE Plan, eligible employees may make contributions of between 1 percent and 20 percent of their annual compensation to one or more investment funds. Officers and highly compensated employees did not participate in the RARE Plan. Quarterly matching contributions were made in an amount equal to 50 percent of the first 5 percent of employee compensation contributed, resulting in a maximum annual company contribution of 2.5 percent of employee compensation. For the period from the date of acquisition through the end of fiscal 2008, we incurred expense under the RARE Plan of $0.6 million.

Effective January 1, 2000, RARE implemented the Supplemental Deferred Compensation Plan (Supplemental Plan), a nonqualified plan which allowed officers and highly compensated employees to defer receipt of a portion of their compensation and contribute such amounts to one or more investment funds. The maximum aggregate amount deferred under the Supplemental Plan and the RARE Plan could not exceed the lesser of 20 percent of annual compensation or $50,000. Quarterly matching contributions were made in an amount equal to 50 percent of the first 5 percent of employee compensation contributed, with a maximum annual company contribution of the lesser of 2.5 percent of employee compensation or $5,750. For the period from the date of acquisition through the end of fiscal 2008, we incurred expense under the Supplemental Plan of $0.4 million. Upon the acquisition of RARE, all unvested Company contributions to both the RARE Plan and the Supplemental Plan were immediately vested, however, contributions subsequent to the date of acquisition vest according to the plans’ provisions. Company contributions vest at a rate of 20 percent each year beginning after the employee’s first year of service and are made in the form of cash. The Company entered into a rabbi trust agreement to protect the assets of the Supplemental Plan. Participants’ accounts are comprised of their contribution; the company’s matching contribution and each participant’s share of earnings or losses in the Supplemental Plan. In accordance with EITF No. 97-14, “Accounting for Deferred Compensation Arrangements Where Amounts Are Held in a Rabbi Trust and Invested,” the accounts of the rabbi trust are reported in our consolidated financial statements. Our consolidated balance sheet includes the investments in other assets and the offsetting obligation is included in other liabilities. As of May 25, 2008, the balance of the Supplemental Plan was $13.2 million. The Supplemental Plan investments are considered trading securities and are reported at fair value with the realized and unrealized holding gains and losses related to these investments, as well as the offsetting compensation expense, recorded in selling, general and administrative expenses.

NOTE 18 - STOCK-BASED COMPENSATION

We maintain two active stock option and stock grant plans under which new awards may still be issued, known as the Darden Restaurants, Inc. 2002 Stock Incentive Plan (2002 Plan) and the RARE Hospitality International, Inc. Amended and Restated 2002 Long-Term Incentive Plan (RARE Plan). We also have three other stock option and stock grant plans under which we no longer can grant new awards, although awards outstanding under the plans may still vest and be exercised in accordance with their terms: the Stock Plan for Directors (Director Stock Plan), the Stock Option and Long-Term Incentive Plan of 1995 (1995 Plan) and the Restaurant Management and Employee Stock Plan of 2000 (2000 Plan). All of the plans are administered by the Compensation Committee of the Board of Directors. The 2002 Plan provides for the issuance of up to 9.55 million common shares in connection with the granting of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units (RSUs), stock awards and other stock-based awards to key employees and non-employee directors. The RARE Plan provides for the issuance of up to 3.9 million common shares in connection with the granting of non-qualified stock options, incentive stock options and restricted stock to employees. Awards under the RARE Plan are only permitted to be granted to employees who were employed by RARE as of the date of acquisition and continued their employment with the Company. The Director Stock Plan provided for the issuance of up to 0.375 million common shares out of our treasury in connection with the granting of non-qualified stock options, restricted stock and RSUs to non-employee directors. No new awards could be granted under the Director Stock Plan after September 30, 2000. The Director Compensation Plan provided for the issuance of 0.1 million shares common shares out of our treasury to non-employee directors of the Board. No new awards may be granted under the Director Compensation Plan after September 30, 2005. The 1995 Plan provided for the issuance of up to 33.3 million common shares in connection with the granting of non-qualified stock options, restricted stock or RSUs to key employees. The 2000 Plan provided for the issuance of up to 5.4 million shares of common stock out of our treasury as non-qualified stock options, restricted stock or RSUs. Under all of these plans, stock options are granted at a price equal to the fair value of the shares at the date of grant for terms not exceeding ten years and have various vesting periods at the discretion of the Compensation Committee. Outstanding options generally vest over one to four years. Restricted stock and RSUs granted under the 1995 Plan, the 2000 Plan and the 2002 Plan generally vest over periods ranging from three to five years and no sooner than one year from the date of grant. The restricted period for certain grants may be accelerated based on performance goals established by the Compensation Committee.

On June 20, 2008, the Board of Directors adopted amendments to the 2002 Plan subject to approval by our shareholders at the September 2008 annual meeting of shareholders. If approved by the shareholders, the amendments, among other things, would increase the maximum number of shares authorized for issuance under the 2002 Plan from 9.55 million to 12.70 million. On June 19, 2008, the Compensation Committee of the Board of Directors approved amendments to the Rare Plan, to provide a “fungible share pool” approach to manage authorized shares under the RARE Plan. On June 16, 2006, the Board of Directors adopted amendments to the 2002 Plan, which were approved by our shareholders at the September 2006 annual meeting of shareholders. The amendments, among other things, implemented a “fungible share pool” approach to manage authorized shares in order to improve the flexibility of awards going forward, and eliminated the limits on the number of restricted stock and RSU awards and the number of awards to non-employee directors, and provided that, in determining the number of shares available for grant, a formula will be applied such that all future awards other than stock options and stock appreciation rights will be counted as double the number of shares covered by such award.

On December 15, 2005, the Board of Directors approved the Director Compensation Program, effective as of October 1, 2005, for Non-Employee Directors. The Director Compensation Program provides for payments to non-employee directors of: (a) an annual retainer and meeting fees for regular or special Board meetings and committee meetings; (b) an initial award of non-qualified stock options to purchase 12.5 thousand shares of common stock upon becoming a director of the Company for the first time; (c) an additional award of non-qualified stock options to purchase 3.0 thousand shares of common stock annually upon election or re-election to the Board; and (d) an annual award of common stock with a fair market value of $0.1 million on the date of grant. Directors may elect to have their cash compensation paid in any combination of current or deferred cash, common stock or salary replacement options. Deferred cash compensation may be invested on a tax-deferred basis in the same manner as deferrals under our non-qualified deferred compensation plan. Prior to the date of grant, directors may elect to have their annual stock award paid in the form of common stock or cash, or a combination thereof, or deferred. To the extent directors elect to receive cash or cash settled awards, the value of the awards are carried as a liability on our consolidated balance sheet at fair value until such time as it is settled. All stock options and other stock or stock-based awards that are part of the compensation paid or deferred pursuant to the Director Compensation Program are awarded under the 2002 Plan.

The Director Compensation Program was amended, effective September 1, 2008, to eliminate payment of meeting fees for regular Board meetings, as well as the initial and annual grant of stock options. As of September 1, 2008, our Director Compensation Program provides for payments to non-employee directors of: (a) an annual retainer and meeting fees for special Board meetings and committee meetings; (b) an additional annual retainer for committee chairs; and (c) an annual award of common stock with a fair market value of $0.1 million on the date of grant.

Stock-based compensation expense included in continuing operations for fiscal 2008, 2007 and 2006 was as follows:

(in millions)	Fiscal Year
	2008	2007	2006
Stock options	$25.2	$15.8	$—
Restricted stock/restricted stock units	12.9	5.2	7.0
Darden stock units	4.2	5.6	4.2
Performance stock units	4.1	2.6	—
Employee stock purchase plan	1.6	1.3	—
Director compensation program/other	0.9	1.1	1.3

	$48.9	$31.6	$12.5

The following table presents a summary of our stock option activity as of and for the year ended May 25, 2008:

	Options (in millions)	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (Yrs)	Aggregate Intrinsic Value (in millions)
Outstanding beginning of period	16.1	$21.93

Options granted	2.0	40.36
RARE options converted	2.4	29.38
Options exercised	(3.3)	21.04
Options cancelled	(0.5)	21.87

Outstanding end of period	16.7	$25.38	5.38	$424.3

Exercisable	11.4	$20.75	4.17	$237.5

The weighted-average fair value of non-qualified stock options granted during fiscal 2008, 2007 and 2006 used in computing compensation expense in fiscal 2008 and fiscal 2007 and pro-forma compensation expense in fiscal 2006 was $14.05, $13.87 and $10.68, respectively. The total intrinsic value of options exercised during fiscal 2008, 2007 and 2006 was $57.9 million, $97.8 million and $86.6 million, respectively. Cash received from option exercises during fiscal 2008 and fiscal 2007 was $61.5 million and $50.9 million, respectively. Stock options have a maximum contractual period of ten years from the date of grant. We settle employee stock option exercises with authorized but unissued shares of Darden common stock or treasury shares we have acquired through our ongoing share repurchase program.

Pursuant to the acquisition of RARE, we converted employee stock options to purchase 2.7 million outstanding shares of RARE common stock to options to purchase 2.4 million shares of Darden common stock. RARE options converted at approximately an 89 percent ratio based on a formula set forth in the merger agreement governing this acquisition. The conversion of these options and the related fiscal 2008 activity is included in the rollforward above. As of May 25, 2008, 1.3 million of these options remained outstanding. The total value of the options was $42.9 million, $31.9 million of which was included in the cost of the acquisition, as this value related to vested awards as of the acquisition date. The remaining $11.0 million relates to the value of the unvested awards that is being charged as an expense subsequent to the acquisition. From the date of acquisition through May 25, 2008, included in total stock option expense, we recognized $9.3 million ($5.7 million net of tax) of stock-based compensation expense as a result of the incremental value associated with the vested awards, incremental vesting of the awards and accelerated vesting of certain awards granted in the merger agreement. The remaining $1.7 million will be recognized as compensation expense over the remaining service period of the related awards.

As of May 25, 2008, there was $34.2 million of unrecognized compensation cost related to unvested stock options granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 1.5 years. The total fair value of stock options that vested during fiscal 2008 was $20.8 million.

Restricted stock and RSUs are granted at a value equal to the market price of our common stock on the date of grant. Restrictions lapse with regard to restricted stock, and RSUs are settled in shares, at the end of their vesting periods, which is generally four years.

The following table presents a summary of our restricted stock and RSU activity as of and for the fiscal year ended May 25, 2008:

	Shares (in millions)	Weighted-Average Grant Date Fair Value Per Share
Outstanding beginning of period	1.2	$25.98

Shares granted	0.3	39.55
RARE shares converted	0.4	43.00
Shares vested	(0.4)	32.96
Shares cancelled	(0.1)	28.97

Outstanding end of period	1.4	$31.40

As of May 25, 2008, there was $20.6 million of unrecognized compensation cost related to unvested restricted stock and RSUs granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 2.1 years. The total fair value of restricted stock and RSUs that vested during fiscal 2008, 2007 and, 2006 was $13.1 million, $5.4 million and $5.2 million, respectively.

Pursuant to the acquisition of RARE, we converted 0.5 million outstanding shares of RARE employee restricted stock and performance-based restricted stock units to 0.4 million shares of Darden restricted stock. The RARE restricted shares converted at approximately an 89 percent ratio based on a formula set forth in the merger agreement. The conversion of these shares and the related fiscal 2008 activity is included in the rollforward above. As of May 25, 2008, 0.2 million of these shares remained outstanding. The total value of the restricted shares was $16.8 million, $8.6 million of which was included in the cost of the acquisition as this value related to vested awards as of the acquisition date. The remaining $8.2 million relates to the value of the unvested awards and will be charged to expense subsequent to the acquisition. From the date of acquisition through May 25, 2008, included in the total restricted stock and RSU expense, we recognized $3.7 million ($2.3 million net of tax) of stock-based compensation expense as a result of incremental vesting of the awards and accelerated vesting of certain awards granted in the merger agreement. The remaining $4.5 million will be recognized as compensation expense over the remaining service period of the related awards.

Darden stock units are granted at a value equal to the market price of our common stock on the date of grant and will be settled in cash at the end of their vesting periods, which range between four and five years, at the then market price of our common stock. Compensation expense is measured based on the market price of our common stock each period, is amortized over the vesting period and the vested portion is carried as a liability in our accompanying consolidated balance sheets. We also entered into equity forward contracts to hedge the risk of changes in future cash flows associated with the unvested, unrecognized Darden stock units granted during fiscal 2008, 2007 and 2006 (see Note 11 – Derivative Instruments and Hedging Activities for additional information).

The following table presents a summary of our Darden stock unit activity as of and for the fiscal year ended May 25, 2008:

	Units (in millions)	Weighted-Average Fair Value Per Unit
Outstanding beginning of period	1.0	$45.32

Units granted	0.2	42.46
Units vested	—	—
Units cancelled	(0.1)	39.31

Outstanding end of period	1.1	$31.74

As of May 25, 2008, there was $14.7 million of unrecognized compensation cost related to Darden stock units granted under our incentive plans. This cost is expected to be recognized over a weighted-average period of 3.0 years. Darden stock units with a fair value of $0.1 million vested during fiscal 2008.

The following table presents a summary of our performance stock unit activity as of and for the fiscal year ended May 25, 2008:

	Units (in millions)	Weighted-Average Fair Value Per Unit
Outstanding beginning of period	0.3	$36.13

Units granted	0.3	42.20
Units vested	(0.1)	35.98
Units cancelled	—	—

Outstanding end of period	0.5	$39.43

The performance stock units vest over a period of five years following the date of grant, and the annual vesting target for each fiscal year is 20.0 percent of the total number of units covered by the award. The number of units that actually vests each year will be determined based on the achievement of Company performance criteria set forth in the award agreement and may range from zero to 150.0 percent of the annual target. These awards may be settled in cash or shares of common stock, at the election of the Company on the date of grant. The Company has elected to settle all performance stock units granted through May 25, 2008 in shares of common stock. Holders will receive one share of common stock for each performance stock unit that vests. Compensation expense is measured based on grant date fair value. As of May 25, 2008, there was $12.7 million of unrecognized compensation cost related to unvested performance stock units granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 4.3 years. The total fair value of performance stock units that vested in fiscal 2008 was $1.1 million.

We maintain an Employee Stock Purchase Plan to provide eligible employees who have completed one year of service (excluding senior officers subject to Section 16(b) of the Securities Exchange Act of 1934, and certain other employees who are employed less than full time or own five percent or more of our capital stock or that of any subsidiary) an opportunity to invest up to $5.0 thousand per calendar quarter to purchase shares of our common stock, subject to certain limitations. Under the plan, up to an aggregate of 3.6 million shares are available for purchase by employees at a purchase price that is 85.0 percent of the fair market value of our common stock on either the first or last trading day of each calendar quarter, whichever is lower. Cash received from employees pursuant to the plan during fiscal 2008, 2007 and 2006 was $6.6 million, $5.8 million and $6.2 million, respectively.

NOTE 19 - COMMITMENTS AND CONTINGENCIES

As collateral for performance on contracts and as credit guarantees to banks and insurers, we were contingently liable for guarantees of subsidiary obligations under standby letters of credit. At May 25, 2008 and May 27, 2007, we had $64.4 million and $75.0 million, respectively, of standby letters of credit related to workers’ compensation and general liabilities accrued in our consolidated financial statements. At May 25, 2008 and May 27, 2007, we had $10.0 million and $10.4 million, respectively, of standby letters of credit related to contractual operating lease obligations and other payments. All standby letters of credit are renewable annually.

At May 25, 2008 and May 27, 2007, we had $5.8 million and $0.9 million, respectively, of guarantees associated with leased properties that have been assigned to third parties. These amounts represent the maximum potential amount of future payments under the guarantees. The fair value of these potential payments discounted at our pre-tax cost of capital at May 25, 2008 and May 27, 2007, amounted to $4.2 million and $0.7 million, respectively. We did not accrue for the guarantees, as the likelihood of the third parties defaulting on the assignment agreements was deemed to be less than probable. In the event of default by a third party, the indemnity and default clauses in our assignment agreements govern our ability to recover from and pursue the third party for damages incurred as a result of its default. We do not hold any third-party assets as collateral related to these assignment agreements, except to the extent that the assignment allows us to repossess the building and personal property. These guarantees expire over their respective lease terms, which range from fiscal 2009 through fiscal 2017.

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

Like other restaurant companies and retail employers, in a few states we have been faced with allegations of purported class-wide wage and hour violations. In January 2004, a former food server filed a purported class action in California state court alleging that Red Lobster’s “server banking” policies and practices (under which servers settle guest checks directly with customers throughout their shifts, and turn in collected monies at the shift’s end) improperly required her and other food servers and bartenders to make up cash shortages and walkouts in violation of California law. The case was ordered to arbitration. As a procedural matter, the arbitrator ruled that class-wide arbitration is permissible under our dispute resolution program. In January 2007, plaintiffs’ counsel filed in California state court a second purported class action lawsuit on behalf of servers and bartenders alleging that Olive Garden’s server banking policy and its alleged failure to pay split shift premiums violated California law. Although we believed that our policies and practices were lawful and that we had strong defenses to both cases, following mediation with the plaintiffs, we reached a tentative resolution of the matters during the third quarter of fiscal 2008. As a result, we accrued approximately $4.0 million in legal settlement costs during the nine months ended February 24, 2008, which we expect to be paid in fiscal 2009. No additional reserves have been taken in connection with this settlement.

In August 2007, an action was filed in California state court by a former Olive Garden server alleging that Olive Garden’s scheduling practices resulted in failure to properly pay reporting time (minimum shift) pay as well as to pay minimum wage, to provide itemized wage statements, and to timely pay employees upon the termination of their employment. The complaint sought to have the suit certified as a class action. Although we believed that our policies and practices were lawful and we had strong defenses, following mediation with the plaintiffs during the fourth quarter of fiscal 2008, we reached a preliminary settlement of this matter under which we would pay $0.7 million. We expect to pay the settlement amount during fiscal 2009 at the completion of the settlement process.

On March 13, 2008, a purported class action complaint alleging violation of the federal securities laws was filed by an institutional shareholder against Darden and certain of our current officers, one of whom is also a director, in the United States District Court for the Middle District of Florida. The complaint was filed on behalf of all purchasers of Darden’s common stock between June 19, 2007 and December 18, 2007 (the “Class”). The complaint alleges that during that period, the defendants issued false and misleading statements in press releases and public filings that misrepresented and failed to disclose certain information, and that as a result, had no reasonable basis for statements about Darden’s prospects and guidance for fiscal 2008. The complaint alleges claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. The plaintiff seeks to recover unspecified damages on behalf of the Class. We intend to vigorously defend our position in this action.

By letter dated May 9, 2008, a putative shareholder demanded that our Board of Directors take action to remedy alleged breaches of fiduciary duty to the Corporation by certain officers and directors. The letter contains similar allegations to those in the purported class action described above regarding the alleged issuance of false and misleading statements and omissions regarding the Corporation’s financial results and sales growth. The board has formed a special litigation committee to evaluate the claims in the letter.

NOTE 20 – SUBSEQUENT EVENT

On June 20, 2008, the Board of Directors declared a cash dividend of twenty cents per share to be paid August 1, 2008 to all shareholders of record as of the close of business on July 10, 2008.

NOTE 21 - QUARTERLY DATA (UNAUDITED)

The following table summarizes unaudited quarterly data for fiscal 2008 and fiscal 2007:

(in millions)	Fiscal 2008 - Quarters Ended
	Aug. 26	Nov. 25	Feb. 24	May 25	Total
Sales	$1,467.5	$1,522.0	$1,811.4	$1,825.5	$6,626.5
Earnings before income taxes	151.9	59.2	156.9	146.6	514.7
Earnings from continuing operations	106.6	44.1	115.6	103.3	369.5
Losses from discontinued operations, net of tax	(0.7)	(0.6)	10.4	(1.5)	7.7
Net earnings	105.9	43.5	126.0	101.8	377.2
Basic net earnings per share:
Earnings from continuing operations	0.76	0.31	0.82	0.74	2.63
(Losses) earnings from discontinued operations	(0.01)	0.00	0.08	(0.01)	0.06
Net earnings	0.75	0.31	0.90	0.73	2.69
Diluted net earnings per share:
Earnings from continuing operations	0.73	0.30	0.80	0.72	2.55
(Losses) earnings from discontinued operations	(0.01)	0.00	0.08	(0.01)	0.05
Net earnings	0.72	0.30	0.88	0.71	2.60
Dividends paid per share	0.18	0.18	0.18	0.18	0.72
Stock price:
High	47.08	44.78	40.45	37.45	47.08
Low	38.93	38.93	20.99	28.20	20.99

(in millions)	Fiscal 2007 - Quarters Ended
	Aug. 27	Nov. 26	Feb. 25	May 27 (1)	Total
Sales	$1,359.6	$1,298.1	$1,449.5	$1,459.8	$5,567.1
Earnings before income taxes	139.4	96.6	157.4	137.3	530.8
Earnings from continuing operations	93.3	67.6	117.7	98.5	377.1
Losses from discontinued operations, net of tax	(4.8)	(5.9)	(11.3)	(153.6)	(175.7)
Net earnings (loss)	88.5	61.7	106.4	(55.1)	201.4
Basic net earnings per share:
Earnings from continuing operations	0.64	0.46	0.82	0.70	2.63
Losses from discontinued operations	(0.03)	(0.04)	(0.08)	(1.09)	(1.23)
Net earnings (loss)	0.61	0.42	0.74	(0.39)	1.40
Diluted net earnings per share:
Earnings from continuing operations	0.62	0.45	0.79	0.67	2.53
Losses from discontinued operations	(0.03)	(0.04)	(0.07)	(1.05)	(1.18)
Net earnings (loss)	0.59	0.41	0.72	(0.38)	1.35
Dividends paid per share	—	0.23	—	0.23	0.46
Stock price:
High	39.40	44.19	42.71	45.88	45.88
Low	33.29	35.24	38.32	39.08	33.29

(1)	During the fourth quarter of fiscal 2007, we closed 54 Smokey Bones, two Rocky River Grillhouse and nine Bahama Breeze restaurants resulting in impairment costs and closure costs of in the fourth quarter of fiscal 2007 of $229.5 million and $16.4 million, respectively. The amounts are included in losses from discontinued operations, net of tax, in the table above.

Five-Year Financial Summary

Financial Review 2008

(In millions, except per share data)	Fiscal Year Ended
	May 25, 2008	May 27, 2007	May 28, 2006	May 29, 2005	May 30, 2004 (2)
Operating Results (1)
Sales	$6,626.5	$5,567.1	$5,353.6	$4,977.6	$4,794.7

Costs and expenses:
Cost of sales:
Food and beverage	1,996.2	1,616.1	1,570.0	1,490.3	1,456.9
Restaurant labor	2,124.7	1,808.2	1,722.1	1,594.2	1,528.6
Restaurant expenses	1,017.8	834.5	806.4	742.8	728.4

Total cost of sales, excluding restaurant depreciation and amortization (3)	$5,138.7	$4,258.8	$4,098.5	$3,827.3	$3,713.9
Selling, general and administrative	641.7	537.0	506.1	469.3	480.3 (4)
Depreciation and amortization	245.7	200.4	197.0	194.7	196.9
Interest, net	85.7	40.1	43.9	44.7	44.9

Total costs and expenses	$6,111.8	$5,036.3	$4,845.5	$4,536.0	$4,436.0

Earnings before income taxes	514.7	530.8	508.1	441.6	358.7
Income taxes	(145.2)	(153.7)	(156.3)	(141.7)	(116.2)

Earnings from continuing operations	$369.5	$377.1	$351.8	$299.9	$242.5

Earnings (losses) from discontinued operations, net of tax benefit of $(3.0), $112.9, $12.1, $8.3 and $10.6	7.7	(175.7)	(13.6)	(9.3)	(15.3)

Net earnings	$377.2	$201.4	$338.2	$290.6	$227.2

Basic net earnings per share:
Earnings from continuing operations	$2.63	$2.63	$2.35	$1.91	$1.48
Earnings (losses) from discontinued operations	$0.06	($1.23)	($0.09)	($0.06)	($0.09)
Net Earnings	$2.69	$1.40	$2.26	$1.85	$1.39

Diluted net earnings per share:
Earnings from continuing operations	$2.55	$2.53	$2.24	$1.84	$1.43
Earnings (losses) from discontinued operations	$0.05	($1.18)	($0.08)	($0.06)	($0.09)
Net Earnings	$2.60	$1.35	$2.16	$1.78	$1.34

Average number of common shares outstanding:
Basic	140.4	143.4	149.7	156.7	163.5
Diluted	145.1	148.8	156.9	163.4	169.7

Financial Position
Total assets	$4,730.6	$2,880.8	$3,010.2	$2,937.8	$2,780.3
Land, buildings and equipment, net	3,066.0	2,184.4	2,446.0	2,351.5	2,250.6
Working capital (deficit)	(668.3)	(529.0)	(648.5)	(637.3)	(337.2)
Long-term debt, less current portion	1,634.3	491.6	494.7	350.3	653.3
Stockholders’ equity	1,409.1	1,094.5	1,229.8	1,273.0	1,175.3
Stockholders’ equity per outstanding share	10.03	7.74	8.37	8.25	7.42

Five-Year Financial Summary

(continued)

	Fiscal Year Ended
	May 25, 2008	May 27, 2007	May 28, 2006	May 29, 2005	May 30, 2004 (2)
Other Statistics
Cash flows from operations (1)	$766.8	$569.8	$699.1	$550.0	$492.0
Capital expenditures (1) (5)	1,627.3	345.2	273.5	210.4	269.3
Dividends paid	100.9	65.7	59.2	12.5	13.0
Dividends paid per share	0.72	0.46	0.40	0.08	0.08
Advertising expense (1)	257.8	230.0	223.0	206.5	208.8
Stock price:
High	47.08	45.88	42.75	33.11	25.60
Low	20.99	33.29	28.80	19.30	17.80
Close	$31.74	$45.32	$36.51	$32.80	$22.50
Number of employees	178,200	156,500	157,300	150,100	141,300
Number of restaurants	1,702	1,397	1,427	1,381	1,325

(1)	Consistent with our consolidated financial statements, information has been presented on a continuing operations basis. Accordingly, the activities related to Smokey Bones, Rocky River Grillhouse and the nine Bahama Breeze restaurants closed in fiscal 2007 have been excluded.

(2)	Fiscal year 2004 consisted of 53 weeks while all other fiscal years presented on this summary consisted of 52 weeks.

(3)	Excludes restaurant depreciation and amortization of $230.0, $186.4, $181.1, $180.2 and $182.6, respectively.

(4)	Asset impairment charges of $28.1 are included in selling, general and administrative expenses. These charges relate primarily to 10 Bahama Breeze restaurants that were impaired during fiscal 2004.

(5)	Fiscal 2008 includes net cash used in the acquisition of RARE Hospitality International, Inc. of $1.20 billion in addition to $429.2 million of capital expenditures related principally to building new restaurants and replacing old restaurants and equipment.