Form 10-K, Exhibit 13
period 2009-05-31
DARDEN RESTAURANTS INC
filed 2009-07-24
CIK 940944

Exhibit 13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis below for Darden Restaurants, Inc. (Darden, the Company, we, us or our) should be read in conjunction with our consolidated financial statements and related financial statement notes found elsewhere in this report.

We operate on a 52/53 week fiscal year, which ends on the last Sunday in May. Fiscal 2009 consisted of 53 weeks of operation. Fiscal 2008 and 2007 each consisted of 52 weeks of operation. We have included in this discussion certain financial information for fiscal 2009 on a 52-week basis to assist investors in making comparisons to our prior fiscal years. Results presented on a 52-week basis exclude the last week of fiscal 2009.

OVERVIEW OF OPERATIONS

Our business operates in the full-service dining segment of the restaurant industry, primarily in the United States. At May 31, 2009, we operated 1,773 Red Lobster®, Olive Garden®, LongHorn Steakhouse®, The Capital Grille®, Bahama Breeze®, Seasons 52®, Hemenway’s Seafood Grille & Oyster Bar® and The Old Grist Mill Tavern® restaurants in the United States and Canada. Through subsidiaries, we own and operate all of our restaurants in the United States and Canada, except three. Those three restaurants are located in Central Florida and are owned by joint ventures managed by us. The joint ventures pay management fees to us, and we control the joint ventures’ use of our service marks. None of our restaurants in the United States or Canada are franchised. As of May 31, 2009, we franchised five LongHorn Steakhouse restaurants in Puerto Rico to an unaffiliated franchisee, and 25 Red Lobster restaurants in Japan to an unaffiliated Japanese corporation, under area development and franchise agreements.

Our sales from continuing operations were $7.22 billion in fiscal 2009 compared to $6.63 billion in fiscal 2008. The 8.9 percent increase was primarily driven by the contributions of LongHorn Steakhouse and The Capital Grille for the entire fiscal year, the addition of 38 net new Olive Gardens, 16 net new LongHorn Steakhouses, 10 net new Red Lobsters and five new The Capital Grilles, the impact of the 53rd week and same-restaurant sales increases at Olive Garden. Although our combined same-restaurant sales for Olive Garden, Red Lobster and LongHorn Steakhouse declined 1.4 percent, this compares to a decline of 5.6 percent for the Knapp-TrackTM benchmark of U.S. same-restaurant sales excluding Darden. Net earnings from continuing operations for fiscal 2009 were $371.8 million ($2.65 per diluted share) compared with net earnings from continuing operations for fiscal 2008 of $369.5 million ($2.55 per diluted share). Net earnings from continuing operations for fiscal 2009 increased 0.6 percent and diluted net earnings per share from continuing operations increased 3.9 percent compared with fiscal 2008. Integration costs and purchase accounting adjustments related to the acquisition of RARE Hospitality International, Inc. (RARE) reduced diluted net earnings per share from continuing operations by approximately ten cents and 19 cents in fiscal 2009 and 2008, respectively. The additional operating week in fiscal 2009 contributed approximately six cents of diluted net earnings per share in fiscal 2009.

Our net earnings from discontinued operations were $0.4 million, and $7.7 million for fiscal 2009 and 2008, respectively. Our diluted net earnings per share from discontinued operations were $0.00 and $0.05 for fiscal 2009 and 2008, respectively. The gain on the sale of the 73 Smokey Bones Barbeque & Grill (Smokey Bones) restaurants contributed approximately $0.08 to diluted net earnings per share from discontinued operations in fiscal 2008. When combined with results from continuing operations, our diluted net earnings per share were $2.65 and $2.60 for fiscal 2009 and 2008, respectively.

During the second quarter of fiscal 2008, we completed the acquisition of RARE for approximately $1.27 billion in total purchase price. RARE owned two principal restaurant concepts, LongHorn Steakhouse and The Capital Grille, of which 288 and 29 locations, respectively, were in operation as of the date of acquisition. The acquisition was completed on October 1, 2007 and the acquired operations are included in our consolidated financial statements from the date of acquisition.

During fiscal 2007 and 2008 we closed or sold all Smokey Bones and Rocky River Grillhouse restaurants and we closed nine Bahama Breeze restaurants. These restaurants and their related activities have been classified as discontinued operations. Therefore, for the fiscal 2009, 2008 and 2007 years, all impairment charges and disposal costs, gains and losses on disposition, along with the sales, costs and expenses and income taxes attributable to these restaurants have been aggregated in a single caption entitled “Earnings (losses) from discontinued operations, net of tax expense (benefit)” on the consolidated statements of earnings found elsewhere in this report.

In fiscal 2010, we expect a net increase of approximately 50 to 55 restaurants. On a 52-week comparison basis, we expect combined U.S. same-restaurant sales in fiscal 2010 to be between a 2 percent decrease to flat for Red Lobster, Olive Garden and LongHorn Steakhouse. Based on fiscal 2009 sales of $7.22 billion, we expect fiscal 2010 sales to range from a 1 percent decrease to a 1 percent increase. Based on fiscal 2009 diluted net earnings per share of $2.65, we expect fiscal 2010 diluted net earnings per share to range from a 2 percent decrease to an 8 percent increase. Excluding the impact of the 53rd week in fiscal 2009, fiscal 2010 total sales growth is expected to increase between 1 percent and 3 percent, and diluted net earnings per share growth from continuing operations is expected to range from flat to an increase of 10 percent.

In June 2009, we announced a quarterly dividend of 25 cents per share, payable on August 3, 2009. Previously, our quarterly dividend was 20 cents per share, or 80 cents per share on an annual basis. Based on the 25 cent quarterly dividend declaration, our indicated annual dividend is $1.00 per share, a 25 percent increase. Dividends are subject to the approval of the Company’s Board of Directors and, accordingly, the timing and amount of our dividends are subject to change.

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

We seek to increase profits by leveraging our fixed and semi-fixed costs with sales from new restaurants and increased guest traffic and sales at existing restaurants. To evaluate our operations and assess our financial performance, we monitor a number of operating measures, with a special focus on two key factors:

•

Same-restaurant sales – which is a year-over-year comparison of each period’s sales volumes for restaurants open at least 16 months, including recently acquired restaurants, regardless of when the restaurants were acquired; and

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

We compute same-restaurant sales using restaurants open at least 16 months because this period is generally required for new restaurants sales levels to normalize. Sales at newly opened restaurants generally do not make a significant contribution to profitability in their initial months of operation due to operating inefficiencies. Our sales and expenses can be impacted significantly by the number and timing of the opening of new restaurants and the closing, relocation and remodeling of existing restaurants. Pre-opening expenses each period reflect the costs associated with opening new restaurants in current and future periods.

There are significant risks and challenges that could impact our operations and ability to increase sales and earnings. The full-service restaurant industry is intensely competitive and sensitive to economic cycles and other business factors, including changes in consumer tastes and dietary habits. Other risks and uncertainties are discussed and referenced in the subsection below entitled “Forward-Looking Statements.”

RESULTS OF OPERATIONS FOR FISCAL 2009, 2008 AND 2007

The following table sets forth selected operating data as a percentage of sales from continuing operations for the fiscal years ended May 31, 2009, May 25, 2008 and May 27, 2007. This information is derived from the consolidated statements of earnings found elsewhere in this report. Additionally, this information and the following analysis have been presented with the results of operations, gains and losses on disposition, impairment charges and closing costs for the Smokey Bones and Rocky River Grillhouse restaurants and the nine closed Bahama Breeze restaurants classified as discontinued operations for all periods presented. The results of operations of the LongHorn Steakhouse, The Capital Grille, Hemenway’s Seafood Grille & Oyster Bar and The Old Grist Mill Tavern restaurants have been included for all periods subsequent to their acquisition by Darden in the second quarter of fiscal 2008.

	Fiscal Years
	2009	2008	2007
Sales	100.0%	100.0%	100.0%
Costs and expenses:
Cost of sales:
Food and beverage	30.5	30.1	29.0
Restaurant labor	32.0	32.1	32.5
Restaurant expenses	15.6	15.3	15.0

Total cost of sales, excluding restaurant depreciation and amortization of 3.7%, 3.5% and 3.3%, respectively	78.1%	77.5%	76.5%
Selling, general and administrative	9.2	9.7	9.6
Depreciation and amortization	3.9	3.7	3.6
Interest, net	1.5	1.3	0.7
Asset impairment, net	0.2	0.0	0.1

Total costs and expenses	92.9%	92.2%	90.5%

Earnings before income taxes	7.1	7.8	9.5
Income taxes	(1.9)	(2.2)	(2.7)

Earnings from continuing operations	5.2	5.6	6.8
Earnings (losses) from discontinued operations, net of taxes	0.0	0.1	(3.2)

Net earnings	5.2%	5.7%	3.6%

SALES

Sales from continuing operations were $7.22 billion in fiscal 2009, $6.63 billion in fiscal 2008 and $5.57 billion in fiscal 2007. The 8.9 percent increase in sales from continuing operations for fiscal 2009 was primarily driven by the contributions of LongHorn Steakhouse and The Capital Grille for the entire fiscal year, the addition of 38 net new Olive Gardens, 16 net new LongHorn Steakhouses, 10 net new Red Lobsters and five new The Capital Grilles in fiscal 2009, the impact of the 53rd week and same-restaurant sales increases at Olive Garden. The 53rd week contributed $123.7 million of sales in fiscal 2009.

Olive Garden sales of $3.29 billion in fiscal 2009 were 7.2 percent above last year. Olive Garden opened 38 net new restaurants during fiscal 2009. On a 52-week basis, annual U.S. same-restaurant sales for Olive Garden increased 0.3 percent due to a 2.6 percent increase in average guest check, partially offset by a 2.3 percent decrease in same-restaurant guest counts. Average annual sales per restaurant for Olive Garden were $4.8 million in fiscal 2009 (52-week basis) compared to $4.9 million in fiscal 2008.

Red Lobster sales of $2.62 billion in fiscal 2009 were 0.2 percent below last year. Red Lobster opened 10 net new restaurants during fiscal 2009. On a 52-week basis, annual U.S. same-restaurant sales for Red Lobster decreased 2.2 percent due to a 5.1 percent decrease in same-restaurant guest counts, partially offset by a 2.9 percent increase in average guest check. Average annual sales per restaurant for Red Lobster were $3.8 million in fiscal 2009 (52-week basis) compared to $3.9 million in fiscal 2008.

LongHorn Steakhouse sales of $888.4 million in fiscal 2009 were 3.6 percent above the comparable prior year period (which included the period from May 28, 2007 to September 30, 2007 in RARE’s separately reported results of operations), driven by revenue from 16 net new restaurants, partially offset by a same-restaurant sales decrease. On a 52-week basis, annual same-restaurant sales for LongHorn Steakhouse decreased 5.6 percent due to a 7.3 percent decrease in same-restaurant guest counts, partially offset by a 1.7 percent increase in average guest check. Average annual sales per restaurant for LongHorn Steakhouse were $2.8 million in fiscal 2009 (52-week basis) compared to $2.9 million in fiscal 2008.

The Capital Grille sales of $234.4 million in fiscal 2009 were 3.3 percent below the comparable prior year period (which included the period from May 28, 2007 to September 30, 2007 in RARE’s separately reported results of operations), driven by a same-restaurant sales decrease partially offset by revenue from five new restaurants. On a 52-week basis, annual same-restaurant sales for The Capital Grille decreased 15.5 percent due to a 16.3 percent decrease in same-restaurant guest counts, partially offset by a 0.8 percent increase in average guest check. Average annual sales per restaurant for The Capital Grille were $6.8 million in fiscal 2009 (52-week basis) compared to $8.1 million in fiscal 2008.

Bahama Breeze sales of $131.4 million in fiscal 2009 were 2.9 percent below last year. On a 52-week basis, annual same-restaurant sales for Bahama Breeze decreased 6.0 percent due to a 7.8 percent decrease in same-restaurant guest counts, partially offset by a 1.8 percent increase in average guest check. Average annual sales per restaurant for Bahama Breeze were $5.5 million in fiscal 2009 (52-week basis) compared to $5.9 million in fiscal 2008.

The 19.0 percent increase in Company-wide sales for fiscal 2008 versus fiscal 2007 was primarily due to the acquisition of RARE in the second quarter of fiscal 2008, a net increase of 39 Olive Garden restaurants, and U.S. same-restaurant sales increases at Olive Garden and Red Lobster. Olive Garden’s fiscal 2008 sales of $3.07 billion were 10.0 percent above fiscal 2007 sales. U.S. same-restaurant sales for Olive Garden increased 4.9 percent in fiscal 2008 due to a 3.0 percent increase in average guest check and a 1.9 percent increase in same-restaurant guest counts. Average annual sales per restaurant for Olive Garden were $4.9 million in fiscal 2008 compared to $4.7 million in fiscal 2007. Red Lobster’s sales of $2.63 billion in fiscal 2008 were 1.0 percent above fiscal 2007 sales. In fiscal 2008, its U.S. same-restaurant sales increased 1.1 percent due to a 2.4 percent increase in average guest check, partially offset by a 1.3 percent decrease in guest counts. Average annual sales per restaurant for Red Lobster were $3.9 million in fiscal 2008 compared to $3.8 million in fiscal 2007. LongHorn Steakhouse’s fiscal 2008 (for the period October 1, 2007 through May 25, 2008) sales of $574.9 million were 6.9 percent above the comparable prior year period (which were included in RARE’s separately reported results of operations), driven by revenue from 24 net new restaurants, partially offset by a same-restaurant sales decrease. Annual same-restaurant sales for LongHorn Steakhouse decreased 1.9 percent due to a 4.2 percent decrease in same-restaurant guest counts, partially offset by a 2.3 percent increase in average guest check. Average annual sales per restaurant for LongHorn Steakhouse were $2.9 million in fiscal 2008. The Capital Grille’s fiscal 2008 (for the period October 1, 2007 through May 25, 2008) sales of $169.8 million were 11.6 percent above the comparable prior year period (which were included in RARE’s separately reported results of operations), driven by revenue from four net new restaurants, partially offset by a same-restaurant sales decrease. Annual same-restaurant sales for The Capital Grille decreased 1.1 percent due to a 4.4 percent decrease in same-restaurant guest counts, partially offset by a 3.3 percent increase in average guest check. Average annual sales per restaurant for The Capital Grille were $8.1 million in fiscal 2008. Bahama Breeze fiscal 2008 sales from continuing operations of $135.2 million decreased 1.9 percent from fiscal 2007. On a continuing operations basis, Bahama Breeze same-restaurant sales decreased 1.8 percent in fiscal 2008 and average annual sales per restaurant for Bahama Breeze in fiscal 2008 were $5.9 million.

COSTS AND EXPENSES

Total costs and expenses from continuing operations were $6.70 billion in fiscal 2009, $6.11 billion in fiscal 2008 and $5.04 billion in fiscal 2007. As a percent of sales, total costs and expenses from continuing operations in fiscal 2009 were 92.9 percent, which increased from 92.2 percent in fiscal 2008 and 90.5 percent in fiscal 2007.

Food and beverage costs increased $204.1 million, or 10.2 percent, from $2.00 billion in fiscal 2008 to $2.20 billion in fiscal 2009. Food and beverage costs increased $380.1 million, or 23.5 percent, from $1.62 billion in fiscal 2007 to $2.00 billion in fiscal 2008. As a percent of sales, food and beverage costs increased from fiscal 2008 to fiscal 2009 primarily as a result of the acquisition of RARE, whose concepts have historically had higher food and beverage costs, as a percent of sales, compared to our consolidated average prior to the acquisition, as well as increases in food costs, such as dairy, wheat and pork, which were partially offset by pricing increases and decreases in seafood costs. As a percent of sales, food and beverage costs increased from fiscal 2007 to fiscal 2008 primarily as a result of the acquisition of RARE, whose concepts have historically had higher food and beverage costs, as a percent of sales, compared to our consolidated average prior to the acquisition. As a percent of sales, food and beverage costs also increased as a result of an increase in food costs, such as dairy, wheat, non-perishables and seafood, partially offset by pricing increases.

Restaurant labor costs increased $183.5 million, or 8.6 percent, from $2.12 billion in fiscal 2008 to $2.31 billion in fiscal 2009. Restaurant labor costs increased $316.5 million, or 17.5 percent, from $1.81 billion in fiscal 2007 to $2.12 billion in fiscal 2008. As a percent of sales, restaurant labor costs decreased in fiscal 2009 primarily as a result of the acquisition of RARE, whose concepts have historically had lower restaurant labor costs, as a percent of sales, compared to our consolidated average prior to the acquisition, as well as pricing and lower employee medical costs. As a percent of sales, this decrease in restaurant labor costs was partially offset by an increase in wage rates and manager compensation. As a percent of sales, restaurant labor costs decreased in fiscal 2008 from fiscal 2007 primarily as a result of the acquisition of RARE, whose concepts have historically had lower restaurant labor costs, as a percent of sales, compared to our consolidated average prior to the acquisition, as well as sales growth leveraging. As a percent of sales, this decrease in restaurant labor costs was partially offset by an increase in wage rates, benefit costs and manager compensation.

Restaurant expenses (which include lease, property tax, credit card, utility, workers’ compensation, insurance, new restaurant pre-opening and other restaurant-level operating expenses) increased $110.6 million, or 10.9 percent, from $1.02 billion in fiscal 2008 to $1.13 billion in fiscal 2009. Restaurant expenses increased $183.3 million, or 22.0 percent, from $834.5 million in fiscal 2007 to $1.02 billion in fiscal 2008. As a percent of sales, restaurant expenses increased in fiscal 2009 as compared to fiscal 2008 primarily as a result of higher utility costs, RARE’s higher restaurant expenses as a percentage of sales compared to our consolidated average prior to the acquisition and integration costs and purchase accounting adjustments related to the RARE acquisition, partially offset by a decrease in credit card expense. As a percent of sales, restaurant expenses increased in fiscal 2008 as compared to fiscal 2007 primarily as a result of RARE’s higher restaurant expenses as a percentage of sales compared to our consolidated average prior to the acquisition and integration costs and purchase accounting adjustments related to the RARE acquisition, partially offset by increased sales growth leveraging.

Selling, general and administrative expenses increased $23.9 million, or 3.7 percent, from $641.7 million in fiscal 2008 to $665.6 million in fiscal 2009. Selling, general and administrative expenses increased $107.1 million, or 20.0 percent, from $534.6 million in fiscal 2007 to $641.7 million in fiscal 2008. As a percent of sales, selling, general and administrative expenses decreased from fiscal 2008 to fiscal 2009 primarily as a result of a reduction in transaction and integration-related costs and purchase accounting adjustments related to the RARE acquisition, market driven changes in fair value related to our non-qualified deferred compensation plans, sales growth leveraging and lower corporate level expenses as a result of savings initiatives, partially offset by an increase in advertising expenses. As a percent of sales, selling, general and administrative expenses were essentially flat from fiscal 2007 to fiscal 2008 primarily as a result of transaction and integration-related costs and purchase accounting adjustments related to the RARE acquisition and increased legal costs, which were offset by increased sales growth leveraging.

Depreciation and amortization expense increased $37.4 million, or 15.2 percent, from $245.7 million in fiscal 2008 to $283.1 million in fiscal 2009. Depreciation and amortization expense increased $45.3 million, or 22.6 percent, from $200.4 million in fiscal 2007 to $245.7 million in fiscal 2008. As a percent of sales, depreciation and amortization expense increased in fiscal 2009 as a result of new restaurant openings, which was partially offset by increased sales growth leveraging. As a percent of sales, depreciation and amortization expense increased in fiscal 2008 as compared to fiscal 2007 as a result of new restaurant activity, including the acquisition of RARE, which was partially offset by increased sales growth leveraging.

Net interest expense increased $21.7 million, or 25.3 percent, from $85.7 million in fiscal 2008 to $107.4 million in fiscal 2009. Net interest expense increased $45.6 million, or 113.7 percent, from $40.1 million in fiscal 2007 to $85.7 million in fiscal 2008. As a percent of sales, net interest expense increased in fiscal 2009 compared to fiscal 2008 due mainly to an increase in average long-term debt balances, partially offset by a decrease in interest rates on our short-term debt. As a percent of sales, net interest expense increased in fiscal 2008 compared to fiscal 2007 due mainly to an increase in average long-term debt balances, primarily as a result of the RARE acquisition.

During fiscal 2009, 2008 and 2007, we recognized asset impairment charges of $12.0 million, $0.0 million and $2.4 million, respectively, related primarily to the planned closure, disposal, relocation or rebuilding of certain restaurants and write downs of assets held for disposition reported in continuing operations.

INCOME TAXES

The effective income tax rates for fiscal 2009, 2008 and 2007 continuing operations were 27.5 percent, 28.2 percent and 29.0 percent, respectively. The decrease in our effective rate for fiscal 2009 is due primarily to a decrease in our federal effective rate related to an increase in FICA tax credits for employee reported tips. The decrease in our effective rate from fiscal 2007 to fiscal 2008 was due primarily to a decrease in our effective state income tax rate due to the favorable resolution of prior year tax matters expensed in prior years in addition to a decrease in our federal effective rate related to an increase in FICA tax credits for employee reported tips.

NET EARNINGS AND NET EARNINGS PER SHARE FROM CONTINUING OPERATIONS

Net earnings from continuing operations for fiscal 2009 were $371.8 million ($2.65 per diluted share) compared with net earnings from continuing operations for fiscal 2008 of $369.5 million ($2.55 per diluted share) and net earnings from continuing operations for fiscal 2007 of $377.1 million ($2.53 per diluted share).

Net earnings from continuing operations for fiscal 2009 increased 0.6 percent and diluted net earnings per share from continuing operations increased 3.9 percent compared with fiscal 2008. Integration costs and purchase accounting adjustments related to the acquisition of RARE reduced diluted net earnings per share from continuing operations by approximately ten cents and 19 cents in fiscal 2009 and 2008, respectively. The additional operating week in fiscal 2009 contributed approximately six cents of diluted net earnings per share in fiscal 2009. Diluted net earnings per share from continuing operations also benefited from the cumulative impact our share repurchase program.

Fiscal 2008 net earnings from continuing operations decreased 2.0 percent and diluted net earnings per share increased 0.8 percent compared with fiscal 2007. The decrease in net earnings from continuing operations was primarily due to transaction and integration-related costs and purchase accounting adjustments related to the RARE acquisition of approximately $44.8 million, on a pre-tax basis, in addition to increased food and beverage costs and interest costs, which were only partially offset by the operating profit contributions of LongHorn Steakhouse and The Capital Grille. While net earnings from continuing operations declined slightly, diluted net earnings per share from continuing operations increased slightly due to a reduction in the average diluted shares outstanding from fiscal 2007 to fiscal 2008, primarily as a result of the cumulative impact of our continuing repurchase of our common stock.

EARNINGS (LOSSES) FROM DISCONTINUED OPERATIONS

On an after-tax basis, earnings from discontinued operations for fiscal 2009 were $0.4 million ($0.00 per diluted share) compared with earnings from discontinued operation for fiscal 2008 of $7.7 million ($0.05 per diluted share) and losses from discontinued operations for fiscal 2007 of $175.7 million ($1.18 per diluted share). During fiscal 2008, we recorded an $18.0 million gain on disposal related to the sale of the operating Smokey Bones restaurants. Losses from discontinued operations for fiscal 2007 were primarily due to asset impairment charges and closing costs of $236.4 million ($146.0 million after tax) and $13.7 million ($8.5 million after tax), respectively, related to the decision to close or hold for sale all Smokey Bones and Rocky River Grillhouse restaurants and $12.7 million ($7.8 million after tax) and $2.7 million ($1.7 million, net of tax) of asset impairment charges and closing costs, respectively, related to the closure of nine Bahama Breeze restaurants in fiscal 2007.

SEASONALITY

Our sales volumes fluctuate seasonally. During fiscal 2009, our average sales per restaurant were highest in the summer and spring, followed by the winter, and lowest in the fall. During 2008 and 2007 our average sales per restaurant were highest in the spring and winter, followed by the summer, and lowest in the fall. Holidays, changes in the economy, severe weather and similar conditions may impact sales volumes seasonally in some operating regions. Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.

IMPACT OF INFLATION

We attempt to minimize the annual effects of inflation through appropriate planning, operating practices and menu price increases. Although we experienced higher than normal inflationary costs during the first half of fiscal 2009, consistent with those experienced during fiscal 2008, the overall impact of inflation was less than in fiscal 2008 as these inflationary costs subsided during the second half of fiscal 2009. We do not believe inflation had a significant overall effect on our annual results of operations during fiscal 2007. During periods of higher than expected inflationary costs, we have been able to reduce the annual impact utilizing these strategies.

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

The Company’s significant accounting policies are more fully described in Note 1 to the Company’s consolidated financial statements. However, certain of the Company’s accounting policies that are considered critical are those we believe are both most important to the portrayal of our financial condition and operating results and require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be most critical in understanding the judgments that are involved in preparing our consolidated financial statements.

Land, Buildings and Equipment

Land, buildings and equipment are recorded at cost less accumulated depreciation. Building components are depreciated over estimated useful lives ranging from seven to 40 years using the straight-line method. Leasehold improvements, which are reflected on our consolidated balance sheets as a component of buildings, are amortized over the lesser of the expected lease term, including cancelable option periods, or the estimated useful lives of the related assets using the straight-line method. Equipment is depreciated over estimated useful lives ranging from two to ten years, also using the straight-line method.

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

Within the provisions of certain of our leases, there are rent holidays and/or escalations in payments over the base lease term, as well as renewal periods. The effects of the holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes cancelable option periods we are reasonably assured to exercise because failure to exercise such options would result in an economic penalty to the Company. The lease term commences on the date when we have the right to control the use of the leased property, which is typically before rent payments are due under the terms of the lease. The leasehold improvements and property held under capital leases for each restaurant facility are amortized on the straight-line method over the shorter of the estimated life of the asset or the same expected lease term used for lease accounting purposes. Many of our leases have renewal periods totaling five to 20 years, exercisable at our option, and require payment of property taxes, insurance and maintenance costs in addition to the rent payments. The consolidated financial statements reflect the same lease term for amortizing leasehold improvements as we use to determine capital versus operating lease classifications and in calculating straight-line rent expense for each restaurant. Percentage rent expense is generally based upon sales levels and is accrued at the point in time we determine that it is probable that such sales levels will be achieved.

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

Impairment of Long-Lived Assets

Land, buildings and equipment and certain other assets, including definite lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the assets. Identifiable cash flows are measured at the lowest level for which they are largely independent of the cash flows of other groups of assets and liabilities, generally at the restaurant level. If these assets are determined to be impaired, the amount of impairment recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Fair value is generally determined by appraisals or sales prices of comparable assets. Restaurant sites and certain other assets to be disposed of are reported at the lower of their carrying amount or fair value, less estimated costs to sell. Restaurant sites and certain other assets to be disposed of are included in assets held for sale when certain criteria are met. These criteria include the requirement that the likelihood of disposing of these assets within one year is probable. For assets that meet the held for sale criteria, we separately evaluate whether those assets also meet the requirements to be reported as discontinued operations. Principally, if we discontinue cash flows and no longer have any significant continuing involvement with respect to the operations of the assets, we classify the assets and related results of operations as discontinued. We consider guest transfer (an increase in guests at another location as a result of the closure of a location) as continuing cash flows and evaluate the significance of expected guest transfer when evaluating a restaurant for discontinued operations reporting. To the extent we dispose of enough assets where classification between continuing operations and discontinued operations would be material to our consolidated financial statements, we utilize the reporting provisions for discontinued operations. Assets whose disposal is not probable within one year remain in land, buildings and equipment until their disposal is probable within one year.

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

The judgments we make related to the expected useful lives of long-lived assets and our ability to realize undiscounted cash flows in excess of the carrying amounts of these assets are affected by factors such as the ongoing maintenance and improvements of the assets, changes in economic conditions, changes in usage or operating performance, desirability of the restaurant sites and other factors, such as our ability to sell our assets held for sale. As we assess the ongoing expected cash flows and carrying amounts of our long-lived assets, significant adverse changes in these factors could cause us to realize a material impairment charge. During fiscal 2009, we recognized asset impairment charges of $12.0 million ($7.4 million after tax), primarily related to the write-down of assets to be disposed of, the permanent closure of one LongHorn Steakhouse and the write-down of another LongHorn Steakhouse based on an evaluation of expected cash flows. Asset impairment charges are included in asset impairment, net on our consolidated statements of earnings. During fiscal 2008 we recognized no asset impairment charges. During fiscal 2007, we recognized asset impairment charges of $236.4 million ($146.0 million after tax), primarily related to the decision to close or hold for sale all Smokey Bones and Rocky River Grillhouse restaurants, and we recognized impairment charges of $12.7 million ($7.8 million after tax) related to the decision to permanently close nine Bahama Breeze restaurants. The impairment charges were based on a comparison of the net book value and the estimated fair value of the restaurants. These charges are included in losses from discontinued operations, net of tax on our consolidated statements of earnings. In fiscal 2007, we also recognized $2.4 million ($1.5 million after tax) of impairment charges, included in asset impairment, net on our consolidated statements of earnings, primarily related to the permanent closing of one Red Lobster and one Olive Garden.

Valuation and Recoverability of Goodwill and Indefinite-Lived Intangible Assets

We review our goodwill and other indefinite-lived intangible assets, primarily our trademarks, for impairment annually, as of the first day of our fourth fiscal quarter or more frequently if indicators of impairment exist. Goodwill and other indefinite-lived intangible assets not subject to amortization have been assigned to reporting units for purposes of impairment testing. The reporting units are our restaurant concepts. At May 31, 2009 and May 25, 2008, we had goodwill of $518.7 million and $519.9 million, respectively, and trademarks of $454.4 million and $455.0 million, respectively.

A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others: a significant decline in our expected future cash flows; a sustained, significant decline in our stock price and market capitalization; a significant adverse change in legal factors or in the business climate; unanticipated competition; the testing for recoverability of a significant asset group within a reporting unit; and slower growth rates. Any adverse change in these factors could have a significant impact on the recoverability of these assets and could have a material impact on our consolidated financial statements.

The goodwill impairment test involves a two-step process. The first step is a comparison of each reporting unit’s fair value to its carrying value. We estimate fair value using the best information available, including market information and discounted cash flow projections also referred to as the income approach. The income approach uses a reporting unit’s projection of estimated operating results and cash flows that is discounted using a weighted-average cost of capital that reflects current market conditions. The projection uses management’s best estimates of economic and market conditions over the projected period including growth rates in sales, costs and number of units, estimates of future expected changes in operating margins and cash expenditures. Other significant estimates and assumptions include terminal value growth rates, future estimates of capital expenditures and changes in future working capital requirements. We validate our estimates of fair value under the income approach by comparing the values to fair value estimates using a market approach. A market approach estimates fair value by applying cash flow multiples to the reporting unit’s operating performance. The multiples are derived from comparable publicly traded companies with similar operating and investment characteristics of the reporting units.

If the fair value of the reporting unit is higher than its carrying value, goodwill is deemed not to be impaired, and no further testing is required. If the carrying value of the reporting unit is higher than its fair value, there is an indication that impairment may exist and the second step must be performed to measure the amount of impairment loss. The amount of impairment is determined by comparing the implied fair value of reporting unit goodwill to the carrying value of the goodwill in the same manner as if the reporting unit was being acquired in a business combination. Specifically, we would allocate the fair value to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis that would calculate the implied fair value of goodwill. If the implied fair value of goodwill is less than the recorded goodwill, we would record an impairment charge for the difference.

Consistent with our accounting policy for goodwill and other indefinite-lived intangibles, we performed our annual impairment test of our goodwill and other indefinite-lived intangible assets as of the first day of our fourth fiscal quarter. As of the beginning of our fourth fiscal quarter, we had six reporting units; Red Lobster, Olive Garden, LongHorn Steakhouse, The Capital Grille, Bahama Breeze and Seasons 52. Two of these reporting units, LongHorn Steakhouse and The Capital Grille, have a significant amount of goodwill. As part of our process for performing the step one impairment test of goodwill, we estimated the fair value of our reporting units utilizing the income approach described above, to derive an enterprise value of the Company. We reconciled the enterprise value to our overall estimated market capitalization. The estimated market capitalization considers recent trends in our market capitalization and an expected control premium, based on comparable transactional history. Based on the results of the step one impairment test, no impairment charges of goodwill were required.

We also performed sensitivity analyses on our estimated fair value using the income approach of LongHorn Steakhouse and The Capital Grille given the significance of goodwill related to these reporting units. A key assumption in our fair value estimate is the weighted-average cost of capital utilized for discounting our cash flow estimates in our income approach. We selected a weighted-average cost of capital for LongHorn Steakhouse of 12.0 percent and The Capital Grille of 12.5 percent. We noted that an increase in the weighted-average cost of capital of approximately 100 basis points on LongHorn Steakhouse would result in impairment of a portion of its goodwill. We also noted that an increase in the weighted-average cost of capital of approximately 35 basis points on The Capital Grille would result in impairment of a portion of its goodwill.

The fair value of other indefinite-lived intangible assets, primarily trademarks, are estimated and compared to the carrying value. We estimate the fair value of these intangible assets using the relief-from-royalty method, which requires assumptions related to projected revenues from our annual long-range plan; assumed royalty rates that could be payable if we did not own the trademarks; and a discount rate. We recognize an impairment loss when the estimated fair value of the indefinite-lived intangible asset is less than its carrying value. We completed our impairment test of our indefinite-lived intangibles and concluded as of the date of the test, there was no impairment of the trademarks for LongHorn Steakhouse and The Capital Grille. A key assumption in our fair value estimate is the discount rate utilized in the relief-from-royalty method. We selected a discount rate for LongHorn Steakhouse of 13.0 percent and The Capital Grille of 13.5 percent. We noted that an increase in the discount rate of approximately 10 basis points on LongHorn Steakhouse would result in impairment of a portion of its trademark. We also noted that an increase in the discount rate of approximately 25 basis points on The Capital Grille would result in impairment of a portion of its trademark.

We determined that there was no goodwill or indefinite-lived intangible asset impairment as of the first day of our fourth fiscal quarter and no additional indicators of impairment were identified through the end of our fourth fiscal quarter that would require us to further test for impairment. However, declines in our market capitalization (reflected in our stock price) as well as in the market capitalization of others in the restaurant industry, declines in sales at our restaurants, and significant adverse changes in the operating environment for the restaurant industry may result in future impairment charges.

Changes in circumstances, existing at the measurement date or at other times in the future, or in the numerous estimates associated with management’s judgments and assumptions made in assessing the fair value of our goodwill, could result in an impairment charge of a portion or all of our goodwill or other indefinite-lived intangible assets. If we recorded an impairment charge, our financial position and results of operations would be adversely affected and our leverage ratio for purposes of our credit agreement would increase. A leverage ratio exceeding the maximum permitted under our credit agreement would be a default under our credit agreement. At May 31, 2009, a write down of goodwill, other indefinite-lived intangible assets, or any other assets in excess of approximately $750.0 million, on an after-tax basis, would have been required to cause our leverage ratio to exceed the permitted maximum. As our leverage ratio is determined on a quarterly basis and due to the seasonal nature of our business, a lesser amount of impairment in future quarters could cause our leverage ratio to exceed the permitted maximum.

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

Insurance Accruals

Through the use of insurance program deductibles and self-insurance, we retain a significant portion of expected losses under our workers’ compensation, employee medical and general liability programs. However, we carry insurance for individual workers’ compensation and general liability claims that exceed $0.5 million and $0.25 million, respectively. Accrued liabilities have been recorded based on our estimates of the anticipated ultimate costs to settle all claims, both reported and not yet reported.

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

We provide for federal and state income taxes currently payable as well as for those deferred because of temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Federal income tax credits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. Interest recognized in accordance with reserves for uncertain tax positions is included in interest, net in our consolidated statements of earnings. A corresponding liability for accrued interest is included as a component of other current liabilities in our consolidated balance sheets. Penalties, when incurred, are recognized in selling, general and administrative expenses.

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

Included in the balance of unrecognized tax benefits at May 31, 2009 is $7.6 million related to tax positions for which it is reasonably possible that the total amounts could materially change during the next twelve months based on the outcome of examinations or as a result of the expiration of the statute of limitations for specific jurisdictions. The $7.6 million relates to items that would impact our effective income tax rate.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows generated from operating activities provide us with a significant source of liquidity, which we use to finance the purchases of land, buildings and equipment, to pay dividends to our shareholders and to repurchase shares of our common stock. Since substantially all of our sales are for cash and cash equivalents, and accounts payable are generally due in five to 30 days, we are able to carry current liabilities in excess of current assets. In addition to cash flows from operations, we use a combination of long-term and short-term borrowings to fund our capital needs.

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

We maintain a $750.0 million revolving credit facility under a Credit Agreement (Revolving Credit Agreement) dated September 20, 2007 with Bank of America, N.A. (BOA), as administrative agent, and the lenders (Revolving Credit Lenders) and other agents party thereto. The Revolving Credit Agreement is a senior unsecured debt obligation of the Company and contains customary representations, affirmative and negative covenants (including limitations on liens and subsidiary debt, and a maximum consolidated lease adjusted total debt to total capitalization ratio of 0.75 to 1.00) and events of default usual for credit facilities of this type. As of May 31, 2009, we were in compliance with all covenants under the Revolving Credit Agreement.

The Revolving Credit Agreement matures on September 20, 2012, and the proceeds may be used for commercial paper back-up, working capital and capital expenditures, the refinancing of certain indebtedness as well as general corporate purposes. The Revolving Credit Agreement also contains a sub-limit of $150.0 million for the issuance of letters of credit. The borrowings and letters of credit obtained under the Revolving Credit Agreement may be denominated in U.S. Dollars, Euro, Sterling, Yen, Canadian Dollars and each other currency approved by the Revolving Credit Lenders. The Company may elect to increase the commitments under the Revolving Credit Agreement by up to $250.0 million (to an aggregate amount of up to $1.00 billion), subject to the Company obtaining commitments from new and existing lenders for the additional amounts.

Loans under the Revolving Credit Agreement bear interest at a rate of LIBOR plus a margin determined by reference to a ratings-based pricing grid, or the base rate (which is defined as the higher of the BOA prime rate and the Federal Funds rate plus 0.500 percent). Assuming a “BBB” equivalent credit rating level, the applicable margin under the Revolving Credit Agreement will be 0.350 percent. We may also request that loans under the Revolving Credit Agreement be made at interest rates offered by one or more of the Revolving Credit Lenders, which may vary from the LIBOR or base rate, for up to $100.0 million of borrowings. The Revolving Credit Agreement requires that we pay a facility fee on the total amount of the facility (ranging from 0.070 percent to 0.175 percent, based on our credit ratings) and, in the event that the outstanding amounts under the Revolving Credit Agreement exceed 50 percent of the Revolving Credit Agreement, a utilization fee on the total amount outstanding under the facility (ranging from 0.050 percent to 0.150 percent, based on our credit ratings).

Lehman Brothers Holdings Inc. and certain of its subsidiaries (Lehman Brothers) have filed for bankruptcy protection. A subsidiary of Lehman Brothers is one of the Revolving Credit Lenders with a commitment of $50.0 million, and has defaulted on its obligation to fund our request for borrowings under the Revolving Credit Agreement. Accordingly, as of May 31, 2009, we believe that our ability to borrow under the Revolving Credit Agreement is reduced by the amount of Lehman Brothers’ commitment. After consideration of this reduction, in addition to borrowings currently outstanding and letters of credit backed by the Revolving Credit Agreement, as of May 31, 2009, we had $502.6 million of availability under the Revolving Credit Agreement.

On October 11, 2007, we issued $350.0 million of unsecured 5.625 percent senior notes due October 2012, $500.0 million of unsecured 6.200 percent senior notes due October 2017 and $300.0 million of unsecured 6.800 percent senior notes due October 2037 (collectively, the New Senior Notes) under a registration statement filed with the Securities and Exchange Commission (SEC) on October 9, 2007. Discount and issuance costs, which were $4.3 million and $11.7 million, respectively, are being amortized over the terms of the New Senior Notes using the straight-line method, the results of which approximate the effective interest method. The interest rate payable on each series of the New Senior Notes is subject to adjustment from time to time if the debt rating assigned to such series of the New Senior Notes is downgraded below a certain rating level (or subsequently upgraded). The maximum adjustment is 2.000 percent above the initial interest rate and the interest rate cannot be reduced below the initial interest rate. As of May 31, 2009, no adjustments to these interest rates had been made. We may redeem any series of the New Senior Notes at any time in whole or from time to time in part, at the principal amount plus a make-whole premium. If we experience a change of control triggering event, we may be required to purchase the New Senior Notes from the holders.

All of our long-term debt currently outstanding is expected to be repaid entirely at maturity with interest being paid semi-annually over the life of the debt. The aggregate maturities of long-term debt for each of the five fiscal years subsequent to May 31, 2009, and thereafter are $0.0 million in 2010, $225.0 million in 2011, $0.0 million in 2012, $350.0 million in 2013, $0.0 million in 2014 and $1.06 billion thereafter.

We entered into treasury-lock derivative instruments with $150.0 million of notional value to hedge a portion of the risk of changes in the benchmark interest rate associated with the expected issuance of long-term debt to refinance our $150.0 million senior notes due August 2010 and our $75.0 million medium-term notes due April 2011, as changes in the benchmark interest rate will cause variability in our forecasted interest payments. These derivative instruments are designated as cash flow hedges and to the extent they are effective in offsetting the variability of the hedged cash flows, changes in the derivatives’ fair value are not included in current earnings but are included in accumulated other comprehensive income (loss). These changes in fair value will subsequently be reclassified into earnings as a component of interest expense as interest is incurred on the forecasted debt issuance. Ineffectiveness measured in the hedging relationship is recorded currently in earnings in the period it occurs. The fair value of these outstanding treasury-lock derivative instruments was a net loss of $2.8 million at May 31, 2009 and is included, net of tax of $1.1 million, in accumulated other comprehensive income (loss).

During the second quarter of fiscal 2008, we entered into treasury-lock derivative instruments with $550.0 million of notional value to hedge a portion of the risk of changes in the benchmark interest rate prior to the issuance of the New Senior Notes, as changes in the benchmark interest rate would cause variability in our forecasted interest payments. These instruments were all settled at the issuance of the New Senior Notes for a cumulative gain of $6.2 million. These instruments were designated as effective cash flow hedges, therefore, the gain was recorded in accumulated other comprehensive income (loss) and is reclassified into earnings as an adjustment to interest expense as interest on the New Senior Notes or similar debt is incurred. Gains of $0.8 million and $0.5 million were recognized in earnings during fiscal 2009 and 2008, respectively, as an adjustment to interest expense.

In March 2007, we repaid, at maturity, our $150.0 million unsecured 5.750 percent medium-term notes with cash from operations and short-term borrowings.

At May 31, 2009, our long-term debt consisted principally of:

•	$150.0 million of unsecured 4.875 percent senior notes due in August 2010;

•	$75.0 million of unsecured 7.450 percent medium-term notes due in April 2011;

•	$350.0 million of unsecured 5.625 percent senior notes due in October 2012;

•	$100.0 million of unsecured 7.125 percent debentures due in February 2016;

•	$500.0 million of unsecured 6.200 percent senior notes due in October 2017;

•	$150.0 million of unsecured 6.000 percent senior notes due in August 2035;

•	$300.0 million of unsecured 6.800 percent senior notes due in October 2037; and

•	An unsecured, variable rate $11.6 million commercial bank loan due in December 2018 that is used to support a loan from us to the Employee Stock Ownership Plan portion of the Darden Savings Plan.

Through our shelf registration statement on file with the SEC, depending on conditions prevailing in the public capital markets, we may issue unsecured debt securities from time to time in one or more series, which may consist of notes, debentures or other evidences of indebtedness in one or more offerings.

A summary of our contractual obligations and commercial commitments at May 31, 2009, is as follows (in millions):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Short-term debt	$150.0	$150.0	$—	$—	$—
Long-term debt (1)	2,861.6	104.2	416.9	494.9	1,845.6
Operating leases	729.6	121.7	209.1	152.4	246.4
Purchase obligations (2)	556.4	546.5	9.7	0.2	—
Capital lease obligations (3)	110.1	5.0	10.3	10.7	84.1
Benefit obligations (4)	276.9	21.1	42.6	49.9	163.3
Unrecognized income tax benefits (5)	68.3	10.5	49.1	8.7	—

Total contractual obligations	$4,752.9	$959.0	$737.7	$716.8	$2,339.4

	Amount of Commitment Expiration per Period
Other Commercial Commitments	Total Committed	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Standby letters of credit (6)	$123.7	$123.7	$—	$—	$—
Guarantees (7)	8.8	1.7	2.3	1.9	2.9

Total commercial commitments	$132.5	$125.4	$2.3	$1.9	$2.9

1)	Includes interest payments associated with existing long-term debt, including the current portion. Variable-rate interest payments associated with the ESOP loan were estimated based on an average interest rate of 4.5 percent. Excludes issuance discount of $5.6 million.

2)	Includes commitments for food and beverage items and supplies, capital projects and other miscellaneous commitments.

3)	Includes total imputed interest of $50.1 million over the life of the capital lease obligations.

4)	Includes expected payments associated with our defined benefit plans, postretirement benefit plan and our non-qualified deferred compensation plan through fiscal 2019.

5)	Includes interest on unrecognized income tax benefits of $10.2 million, $2.9 million of which relates to contingencies expected to be resolved within one year.

6)	Includes letters of credit for $104.5 million of workers’ compensation and general liabilities accrued in our consolidated financial statements, $47.4 million of which are backed by our Revolving Credit Agreement, letters of credit for $1.9 million of lease payments included in the contractual operating lease obligation payments noted above and other letters of credit totaling $17.3 million.

7)	Consists solely of guarantees associated with leased properties that have been assigned to third parties. We are not aware of any non-performance under these arrangements that would result in our having to perform in accordance with the terms of the guarantees.

Our fixed-charge coverage ratio, which measures the number of times each year that we earn enough to cover our fixed charges, amounted to 4.2 times and 5.0 times, on a continuing operations basis, for the fiscal years ended May 31, 2009 and May 25, 2008, respectively. Our adjusted debt to adjusted total capital ratio (which includes 6.25 times the total annual minimum rent of $114.1 million and $102.0 million for the fiscal years ended May 31, 2009 and May 25, 2008, respectively, as components of adjusted debt and adjusted total capital) was 62 percent and 64 percent at May 31, 2009 and May 25, 2008, respectively. We include the lease-debt equivalent and contractual guarantees in our adjusted debt to adjusted total capital ratio reported to shareholders, as we believe its inclusion better represents the optimal capital structure that we target from period to period and because it is consistent with the calculation of the covenant under our Revolving Credit Agreement.

Based on these ratios, we believe our financial condition is strong. The composition of our capital structure is shown in the following table.

(In millions, except ratios)	May 31, 2009	May 25, 2008
CAPITAL STRUCTURE
Short-term debt	$150.0	$178.4
Long-term debt, excluding unamortized discounts	1,637.9	1,640.5
Capital lease obligations	60.0	60.8

Total debt	$1,847.9	$1,879.7
Stockholders’ equity	1,606.0	1,409.1

Total capital	$3,453.9	$3,288.8

CALCULATION OF ADJUSTED CAPITAL
Total debt	$1,847.9	$1,879.7
Lease-debt equivalent	713.1	637.5
Guarantees	8.8	5.8

Adjusted debt	$2,569.8	$2,523.0
Stockholders’ equity	1,606.0	1,409.1

Adjusted total capital	$4,175.8	$3,932.1

CAPITAL STRUCTURE RATIOS
Debt to total capital ratio	54%	57%
Adjusted debt to adjusted total capital ratio	62%	64%

Net cash flows provided by operating activities from continuing operations were $783.5 million, $766.8 million and $569.8 million in fiscal 2009, 2008 and 2007, respectively. Net cash flows provided by operating activities include net earnings from continuing operations of $371.8 million, $369.5 million and $377.1 million in fiscal 2009, 2008 and 2007, respectively. Net cash flows provided by operating activities from continuing operations increased in fiscal 2009 primarily as a result of the recognition of tax benefits related to the timing of deductions for fixed asset related expenditures and the timing of cash receipts related to accounts receivable, partially offset by the timing of purchases of inventories and restaurant level services. Net cash flows provided by operating activities also reflect income tax payments of $64.4 million, $119.7 million and $75.9 million in fiscal 2009, 2008 and 2007, respectively. The lower tax payments in fiscal 2009, as compared with tax payments in fiscal 2008 and fiscal 2007, primarily relates to the recognition of tax benefits related to the timing of deductions for fixed asset related expenditures, in addition to the application of the overpayment of income taxes in prior years to fiscal 2009 tax liabilities.

Net cash flows used in investing activities from continuing operations were $562.4 million, $1.62 billion and $289.5 million in fiscal 2009, 2008 and 2007, respectively. Net cash flows used in investing activities included capital expenditures incurred principally to build new restaurants, replace equipment, remodel existing restaurants and complete our new restaurant support center. Capital expenditures related to continuing operations were $535.3 million in fiscal 2009, compared to $429.2 million in fiscal 2008 and $345.2 million in fiscal 2007. Excluding the $1.20 billion in net cash used to acquire RARE in fiscal 2008, cash flows used in investing activities increased in fiscal 2009, primarily due to an increase in new restaurant activity and construction of our new restaurant support center. The overall cost of our new restaurant support center will be largely offset by various state and local tax credits and incentives and cash proceeds received from the sale of our current restaurant support center. During fiscal 2007, we also received $45.2 million in cash from the sale and leaseback of our current restaurant support center. We estimate that our fiscal 2010 capital expenditures will be approximately $450 million to $475 million.

Net cash flows (used in) provided by financing activities from continuing operations were ($204.8) million, $805.5 million and ($322.9) million in fiscal 2009, 2008 and 2007, respectively. During fiscal 2008 we completed the offering of $1.15 billion of New Senior Notes, resulting in net proceeds of $1.13 billion, which were used to repay borrowings under an interim credit agreement, which funded the acquisition of RARE. Proceeds received from the Revolving Credit Agreement were used to partially fund the acquisition of RARE and to repay the $125.0 million 2.5 percent convertible notes assumed from RARE. For fiscal 2009, net cash flows used in financing activities also included our repurchase of 5.1 million shares of our common stock for $144.9 million, compared with 5.0 million shares of our common stock for $159.4 million in fiscal 2008 and 9.4 million shares for $371.2 million in fiscal 2007. As of May 31, 2009, our Board of Directors had authorized us to repurchase up to 162.4 million shares of our common stock and a total of 152.1 million shares had been repurchased under the authorization. The repurchased common stock is reflected as a reduction of stockholders’ equity. As of May 31, 2009, our unused authorization was 10.3 million shares. We received proceeds primarily from the issuance of common stock upon the exercise of stock options of $57.5 million, $66.8 million and $56.6 million in fiscal 2009, 2008 and 2007, respectively. Net cash flows used in financing activities also included dividends paid to stockholders of $110.2 million, $100.9 million and $65.7 million in fiscal 2009, 2008 and 2007, respectively. The increase in dividend payments reflects the increase in our annual dividend rate from $0.46 per share in fiscal 2007, to $0.72 per share in fiscal 2008 and to $0.80 per share in fiscal 2009. In June 2009, the Board of Directors approved an increase in the quarterly dividend to $0.25 per share, which indicates an annual dividend of $1.00 per share in fiscal 2010.

Our defined benefit and other postretirement benefit costs and liabilities are determined using various actuarial assumptions and methodologies prescribed under the Statement of Financial Accounting Standards (SFAS) No. 87, “Employers’ Accounting for Pensions” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” We use certain assumptions including, but not limited to, the selection of a discount rate, expected long-term rate of return on plan assets and expected health care cost trend rates. We set the discount rate assumption annually for each plan at its valuation date to reflect the yield of high quality fixed-income debt instruments, with lives that approximate the maturity of the plan benefits. At May 31, 2009, our discount rate was 7.0 percent and 7.1 percent, respectively, for our defined benefit and postretirement benefit plans. The expected long-term rate of return on plan assets and health care cost trend rates are based upon several factors, including our historical assumptions compared with actual results, an analysis of current market conditions, asset allocations and the views of leading financial advisers and economists. Our assumed expected long-term rate of return on plan assets for our defined benefit plan was 9.0 percent for each of the fiscal years reported. At May 31, 2009, the expected health care cost trend rate assumed for our postretirement benefit plan for fiscal 2010 was 8.0 percent. The rate gradually decreases to 4.5 percent through fiscal 2020 and remains at that level thereafter. We made contributions of approximately $0.5 million in fiscal years 2009, 2008 and 2007 to our defined benefit pension plan to maintain its fully funded status as of each annual valuation date. Prior to fiscal 2009, our measurement date for our defined benefit and other postretirement benefit costs and liabilities was as of our third fiscal quarter. As of May 31, 2009, we adopted the measurement date provisions of SFAS No. 158, which requires that benefit plan assets and liabilities are measured as of the end of the benefit plan sponsor’s fiscal year. As a result of the change in measurement date, in accordance with the provisions of SFAS No. 158, we recognized a $0.6 million after tax charge to the beginning balance of our fiscal 2009 retained earnings.

The expected long-term rate of return on plan assets component of our net periodic benefit cost is calculated based on the market-related value of plan assets. Our target asset fund allocation is 35 percent U.S. equities, 30 percent high-quality, long-duration fixed-income securities, 15 percent international equities, 10 percent real assets and 10 percent private equities. We monitor our actual asset fund allocation to ensure that it approximates our target allocation and believe that our long-term asset fund allocation will continue to approximate our target allocation. In developing our expected rate of return assumption, we have evaluated the actual historical performance and long-term return projections of the plan assets, which give consideration to the asset mix and the anticipated timing of the pension plan outflows. We employ a total return investment approach whereby a mix of equity and fixed income investments are used to maximize the long-term return of plan assets for what we consider a prudent level of risk. Our historical ten-year rate of return on plan assets, calculated using the geometric method average of returns, is approximately 5.7 percent as of May 31, 2009.

We have recognized net actuarial losses, net of tax, as a component of accumulated other comprehensive income (loss) for the defined benefit plans and postretirement benefit plan as of May 31, 2009 of $44.5 million and $5.6 million, respectively. These net actuarial losses represent changes in the amount of the projected benefit obligation and plan assets resulting from differences in the assumptions used and actual experience. The amortization of the net actuarial loss component of our fiscal 2010 net periodic benefit cost for the defined benefit plans and postretirement benefit plan is expected to be approximately $0.4 million and $0.6 million, respectively.

We believe our defined benefit and postretirement benefit plan assumptions are appropriate based upon the factors discussed above. However, other assumptions could also be reasonably applied that could differ from the assumptions used. A quarter-percentage point change in the defined benefit plans’ discount rate and the expected long-term rate of return on plan assets would increase or decrease earnings before income taxes by $0.7 million and $0.5 million, respectively. A quarter-percentage point change in our postretirement benefit plan discount rate would increase or decrease earnings before income taxes by $0.1 million. A one-percentage point increase in the health care cost trend rates would increase the accumulated postretirement benefit obligation (APBO) by $4.5 million at May 31, 2009 and the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost by $0.8 million for fiscal 2009. A one-percentage point decrease in the health care cost trend rates would decrease the APBO by $3.6 million at May 31, 2009 and the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost by $0.7 million for fiscal 2009. These changes in assumptions would not significantly impact our funding requirements.

We are not aware of any trends or events that would materially affect our capital requirements or liquidity. We believe that our internal cash-generating capabilities, the potential issuance of unsecured debt securities under our shelf registration statement and short-term commercial paper should be sufficient to finance our capital expenditures, debt maturities, stock repurchase program and other operating activities through fiscal 2010.

OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity, capital expenditures or capital resources.

FINANCIAL CONDITION

Our total current assets were $554.8 million at May 31, 2009, compared with $467.9 million at May 25, 2008. The increase resulted primarily from an increase in prepaid income taxes due to current year overpayments, an increase in inventory levels due to the timing of purchases of inventory and the timing of promotions, and an increase in current deferred income tax assets based on current period activity of taxable timing differences.

Our total current liabilities were $1.10 billion at May 31, 2009, compared with $1.14 billion at May 25, 2008. The decrease in current liabilities resulted primarily from a pay down of short-term debt with excess cash from operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of market risks, including fluctuations in interest rates, foreign currency exchange rates, compensation and commodity prices. To manage this exposure, we periodically enter into interest rate, foreign currency exchange, equity forwards and commodity instruments for other than trading purposes (see Notes 1 and 10 of the Notes to Consolidated Financial Statements, included elsewhere in this report and incorporated herein by reference).

We use the variance/covariance method to measure value at risk, over time horizons ranging from one week to one year, at the 95 percent confidence level. At May 31, 2009, our potential losses in future net earnings resulting from changes in foreign currency exchange rate instruments, commodity instruments, equity forwards and floating rate debt interest rate exposures were approximately $21.9 million over a period of one year (including the impact of the interest rate swap agreements discussed in Note 10 of the Notes to Consolidated Financial Statements, included elsewhere in this report). The value at risk from an increase in the fair value of all of our long-term fixed rate debt, over a period of one year, was approximately $149.0 million. The fair value of our long-term fixed rate debt during fiscal 2009 averaged $1.51 billion, with a high of $1.60 billion and a low of $1.41 billion. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows by targeting an appropriate mix of variable and fixed rate debt.

APPLICATION OF NEW ACCOUNTING STANDARDS

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. For financial assets and liabilities, SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, which required us to adopt these provisions in fiscal 2009. For nonfinancial assets and liabilities, SFAS No. 157 is effective for fiscal years beginning after November 15, 2008, which will require us to adopt these provisions in fiscal 2010. The adoption of SFAS No. 157 did not have a significant impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106 and 132R).” Effective May 27, 2007, we implemented the recognition and measurement provision of SFAS No. 158. The purpose of SFAS No. 158 is to improve the overall financial statement presentation of pension and other postretirement plans, but SFAS No. 158 does not impact the determination of net periodic benefit cost or measurement of plan assets or obligations. SFAS No. 158 requires companies to recognize the over or under funded status of the plan as an asset or liability as measured by the difference between the fair value of the plan assets and the benefit obligation and requires any unrecognized prior service costs and actuarial gains and losses to be recognized as a component of accumulated other comprehensive income (loss). Additionally, SFAS No. 158 requires measurement of the funded status of pension and postretirement plans as of the date of a company’s fiscal year ending after December 15, 2008, the year ended May 31, 2009 for Darden. Certain of our plans currently have measurement dates that do not coincide with our fiscal year end and thus we were required to change their measurement dates in fiscal 2009. As permitted by SFAS No. 158, we used the measurements performed in fiscal 2008 to estimate the effects of our changes to fiscal year end measurement dates. The impact of the transition to fiscal year end measurement dates, which was recorded as an adjustment to retained earnings as of May 31, 2009 was $0.6 million, net of tax.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 provides companies with an option to report selected financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, which was our fiscal 2009. The adoption of SFAS No. 159 did not have a significant impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” SFAS No. 161 provides companies with requirements for enhanced disclosures about derivative instruments and hedging activities to enable investors to better understand their effects on a company’s financial position, financial performance and cash flows. These requirements include the disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008, which required us to adopt these provisions in fiscal 2009. We adopted the disclosure provisions of SFAS No. 161 as of our third quarter of fiscal 2009.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations.” SFAS No. 141R provides companies with principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree as well as the recognition and measurement of goodwill acquired in a business combination. SFAS No. 141R also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS No. 141R is effective for business combinations occurring in fiscal years beginning after December 15, 2008, which will require us to adopt these provisions for business combinations occurring in fiscal 2010 and thereafter. Early adoption of SFAS No. 141R is not permitted. We do not believe the adoption of SFAS No. 141R will have a significant impact on our consolidated financial statements.

In June 2008, the FASB issued FASB Staff Position (FSP) EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” FSP EITF 03-6-1 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The two-class method is an earnings allocation method for computing earnings per share when an entity’s capital structure includes either two or more classes of common stock or common stock and participating securities. It determines earnings per share based on dividends declared on common stock and participating securities (i.e., distributed earnings) and participation rights of participating securities in any undistributed earnings. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008, which will require us to adopt these provisions in fiscal 2010. We do not believe the adoption of FSP EITF 03-6-1 will have a significant impact on our consolidated financial statements.

In December 2008, the FASB issued FSP 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets,” which expands the disclosure requirements about fair value measurements of plan assets for pension plans, postretirement medical plans, and other funded postretirement plans. This FSP is effective for fiscal years ending after December 15, 2009, which will require us to adopt these provisions in fiscal 2010. We are currently evaluating the impact FSP 132(R)-1 will have on our consolidated financial statements.

FORWARD-LOOKING STATEMENTS

Statements in this report regarding the expected net increase in the number of our restaurants, U.S. same-restaurant sales, total sales growth, diluted net earnings per share growth, and capital expenditures in fiscal 2010, and all other statements that are not historical facts, including without limitation statements concerning or related to the financial condition, results of operations, plans, objectives, future performance and business of Darden Restaurants, Inc. and its subsidiaries that are preceded by, followed by or that include words such as “may,” “will,” “expect,” “intend,” “anticipate,” “continue,” “estimate,” “project,” “believe,” “plan” or similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are identified, together with this statement, for purposes of complying with the safe harbor provisions of that Act. Any forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update such statements for any reason to reflect events or circumstances arising after such date. By their nature, forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by such forward-looking statements. In addition to the risks and uncertainties of ordinary business obligations, the forward-looking statements contained in this report are subject to the risks and uncertainties described in Part I, Item 1A “Risk Factors” in our Annual Report on Form 10-K for the year ended May 31, 2009, which are summarized as follows:

•	The intensely competitive nature of the restaurant industry, especially pricing, service, location, personnel and type and quality of food;

•

Economic and business factors, both specific to the restaurant industry and generally, that are largely out of our control, including changes in consumer preferences, demographic trends, severe weather conditions including hurricanes, a protracted economic slowdown or worsening economy, unemployment, energy prices, interest rates, industry-wide cost pressures and public safety conditions, including actual or threatened armed conflicts or terrorist attacks;

•	The price and availability of food, ingredients and utilities, including the general risk of inflation;

•	The impact of shortages or interruptions in the delivery of food and other supplies from third party vendors;

•

Labor and insurance costs, including increased labor costs as a result of federal and state-mandated increases in minimum wage rates and increased insurance costs as a result of increases in our current insurance premiums;

•	The loss of key personnel or difficulties recruiting and retaining qualified personnel;

•	A material information technology interruption or security failure;

•	Increased advertising and marketing costs;

•	Higher-than-anticipated costs to open, close, relocate or remodel restaurants;

•	Litigation by employees, consumers, suppliers, shareholders or others, regardless of whether the allegations made against us are valid or we are ultimately found liable;

•	Unfavorable publicity relating to food safety or other concerns;

•	The health concerns arising from outbreaks of viruses or other diseases and their adverse effect on our business;

•	A lack of suitable new restaurant locations or a decline in the quality of the locations of our current restaurants;

•	Federal, state and local regulation of our business, including laws and regulations relating to our relationships with our employees, zoning, land use, environmental matters and liquor licenses;

•

Factors impacting our growth objectives, including lower-than-expected sales and profitability of newly-opened restaurants, our ability to develop or acquire new concepts and our ability to manage risks relating to the opening of new restaurants, including real estate development and construction activities, union activities, the issuance and renewal of licenses and permits and the availability and cost of funds to finance growth;

•

Our plans to expand newer concepts like Bahama Breeze and Seasons 52 that have not yet proven their long-term viability may not be successful and could require us to make substantial further investments in these concepts;

•	Our ability to realize the full anticipated benefits of the RARE acquisition;

•	The negative effect of a possible impairment in the carrying value of our goodwill or other intangible assets;

•	The impact of the substantial indebtedness we incurred in connection with the acquisition of RARE;

•	A failure of our internal control over financial reporting;

•	The impact of disruptions in the financial markets, including an increase in pension costs; and

•	The impact of volatility in the market value of derivatives we use to hedge commodity prices.

Any of the risks described above or elsewhere in this report or our other filings with the Securities and Exchange Commission could have a material impact on our business, financial condition or results of operations. It is not possible to predict or identify all risk factors. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also impair our business operations. Therefore, the above is not intended to be a complete discussion of all potential risks or uncertainties.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of May 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Management has concluded that, as of May 31, 2009, the Company’s internal control over financial reporting was effective based on these criteria.

The Company’s independent registered public accounting firm KPMG LLP, has issued an audit report on the effectiveness of our internal control over financial reporting, which follows.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders

Darden Restaurants, Inc.

We have audited Darden Restaurants, Inc.’s internal control over financial reporting as of May 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Darden Restaurants, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Darden Restaurants, Inc. maintained, in all material respects, effective internal control over financial reporting as of May 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Darden Restaurants, Inc. as of May 31, 2009 and May 25, 2008, and the related consolidated statements of earnings, changes in stockholders’ equity and accumulated other comprehensive income (loss), and cash flows for each of the years in the three-year period ended May 31, 2009, and our report dated July 24, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Orlando, FL

July 24, 2009

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Darden Restaurants, Inc.

We have audited the accompanying consolidated balance sheets of Darden Restaurants, Inc. and subsidiaries as of May 31, 2009 and May 25, 2008, and the related consolidated statements of earnings, changes in stockholders’ equity and accumulated other comprehensive income (loss), and cash flows for each of the years in the three-year period ended May 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Darden Restaurants, Inc. and subsidiaries as of May 31, 2009 and May 25, 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 2009, in conformity with U.S. generally accepted accounting principles.

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Darden Restaurants, Inc.’s internal control over financial reporting as of May 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 24, 2009 expressed an unqualified opinion on the effectiveness of Darden Restaurants, Inc.’s internal control over financial reporting.

/s/ KPMG LLP

Orlando, FL

July 24, 2009

Certified Public Accountants

CONSOLIDATED STATEMENTS OF EARNINGS

	Fiscal Year Ended
(In millions, except per share data)	May 31, 2009	May 25, 2008	May 27, 2007
Sales	$7,217.5	$6,626.5	$5,567.1
Costs and expenses:
Cost of sales:
Food and beverage	2,200.3	1,996.2	1,616.1
Restaurant labor	2,308.2	2,124.7	1,808.2
Restaurant expenses	1,128.4	1,017.8	834.5

Total cost of sales, excluding restaurant depreciation and amortization of $267.1, $230.0 and $186.4, respectively	$5,636.9	$5,138.7	$4,258.8
Selling, general and administrative	665.6	641.7	534.6
Depreciation and amortization	283.1	245.7	200.4
Interest, net	107.4	85.7	40.1
Asset impairment, net	12.0	—	2.4

Total costs and expenses	$6,705.0	$6,111.8	$5,036.3

Earnings before income taxes	512.5	514.7	530.8
Income taxes	(140.7)	(145.2)	(153.7)

Earnings from continuing operations	$371.8	$369.5	$377.1
Earnings (losses) from discontinued operations, net of tax expense (benefit) of $0.2, $3.0 and ($112.9), respectively	0.4	7.7	(175.7)

Net earnings	$372.2	$377.2	$201.4

Basic net earnings per share:
Earnings from continuing operations	$2.71	$2.63	$2.63
Earnings (losses) from discontinued operations	—	0.06	(1.23)

Net earnings	$2.71	$2.69	$1.40

Diluted net earnings per share:
Earnings from continuing operations	$2.65	$2.55	$2.53
Earnings (losses) from discontinued operations	—	0.05	(1.18)

Net earnings	$2.65	$2.60	$1.35

Average number of common shares outstanding:
Basic	137.4	140.4	143.4
Diluted	140.4	145.1	148.8

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In millions)	May 31, 2009	May 25, 2008
ASSETS
Current assets:
Cash and cash equivalents	$62.9	$43.2
Receivables, net	37.1	69.5
Inventories	247.0	216.7
Prepaid income taxes	53.2	4.9
Prepaid expenses and other current assets	44.2	41.8
Deferred income taxes	110.4	91.8

Total current assets	$554.8	$467.9
Land, buildings and equipment, net	3,306.7	3,066.0
Goodwill	518.7	519.9
Trademarks	454.4	455.0
Other assets	190.6	221.8

Total assets	$5,025.2	$4,730.6

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$237.0	$245.1
Short-term debt	150.0	178.4
Accrued payroll	138.3	129.3
Accrued income taxes	—	2.4
Other accrued taxes	60.2	55.4
Unearned revenues	138.3	160.5
Other current liabilities	372.3	365.1

Total current liabilities	$1,096.1	$1,136.2
Long-term debt, less current portion	1,632.3	1,634.3
Deferred income taxes	297.0	197.6
Deferred rent	154.6	139.0
Obligations under capital leases, net of current installments	58.9	59.9
Other liabilities	180.3	154.5

Total liabilities	$3,419.2	$3,321.5

Stockholders’ equity:
Common stock and surplus, no par value. Authorized 500.0 shares; issued 282.9 and 279.8 shares, respectively; outstanding 139.3 and 140.5 shares, respectively	$2,183.1	$2,074.9
Preferred stock, no par value. Authorized 25.0 shares; none issued and outstanding	—	—
Retained earnings	2,357.4	2,096.0
Treasury stock, 143.6 and 139.3 shares, at cost, respectively	(2,864.2)	(2,724.0)
Accumulated other comprehensive income (loss)	(57.2)	(20.7)
Unearned compensation	(13.0)	(17.0)
Officer notes receivable	(0.1)	(0.1)

Total stockholders’ equity	$1,606.0	$1,409.1

Total liabilities and stockholders’ equity	$5,025.2	$4,730.6

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

(In millions, except per share data)	Common Stock And Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Officer Notes Receivable	Total Stockholders’ Equity
Balances at May 28, 2006	$1,806.4	$1,684.7	$(2,211.2)	$(5.5)	$(44.2)	$(0.4)	$1,229.8

Comprehensive income:
Net earnings	—	201.4	—	—	—	—	201.4
Other comprehensive income (loss):
Foreign currency adjustment	—	—	—	0.5	—	—	0.5
Change in fair value of derivatives, net of tax of $1.9	—	—	—	4.0	—	—	4.0

Total comprehensive income							205.9
Adjustment related to adoption of recognition of SFAS No. 158, net of tax of $19.6	—	—	—	(31.8)	—	—	(31.8)
Cash dividends declared ($0.46 per share)	—	(65.7)	—	—	—	—	(65.7)
Stock option exercises (3.6 shares)	46.1	—	4.8	—	—	—	50.9
Reclassification of unearned compensation (transition of SFAS No. 123(R))	(20.2)	—	—	—	20.2	—	—
Stock-based compensation	26.2	—	—	—	—	—	26.2
ESOP note receivable repayments	—	—	—	—	3.3	—	3.3
Income tax benefits credited to equity	40.0	—	—	—	—	—	40.0
Purchases of common stock for treasury (9.4 shares)	—	—	(371.2)	—	—	—	(371.2)
Issuance of treasury stock under Employee Stock Purchase Plan and other plans (0.2 shares)	5.8	—	1.1	—	0.1	—	7.0
Repayment of officer notes	—	—	—	—	—	0.1	0.1

Balances at May 27, 2007	$1,904.3	$1,820.4	$(2,576.5)	$(32.8)	$(20.6)	$(0.3)	$1,094.5

Comprehensive income:
Net earnings	—	377.2	—	—	—	—	377.2
Other comprehensive income (loss):
Foreign currency adjustment	—	—	—	3.3	—	—	3.3
Change in fair value of derivatives, net of tax of $2.6	—	—	—	0.7	—	—	0.7
Benefit plans, net of tax of $5.0	—	—	—	8.1	—	—	8.1

Total comprehensive income							389.3
Adjustment related to adoption of FIN 48, net of tax of $0.4	—	(0.7)	—	—	—	—	(0.7)
Cash dividends declared ($0.72 per share)	—	(100.9)	—	—	—	—	(100.9)
Stock option exercises (3.3 shares)	53.6	—	7.9	—	—	—	61.5
Stock-based compensation	46.6	—	—	—	—	—	46.6
Stock-based awards included in cost of RARE acquisition	40.5	—	—	—	—	—	40.5
ESOP note receivable repayments	—	—	—	—	3.6	—	3.6
Income tax benefits credited to equity	23.5	—	—	—	—	—	23.5
Purchases of common stock for treasury (5.0 shares)	—	—	(159.4)	—	—	—	(159.4)
Issuance of treasury stock under Employee Stock Purchase Plan and other plans (0.2 shares)	6.4	—	4.0	—	—	—	10.4
Repayment of officer notes	—	—	—	—	—	0.2	0.2

Balances at May 25, 2008	$2,074.9	$2,096.0	$(2,724.0)	$(20.7)	$(17.0)	$(0.1)	$1,409.1

Comprehensive income:
Net earnings	—	372.2	—	—	—	—	372.2
Other comprehensive income (loss):
Foreign currency adjustment	—	—	—	(2.7)	—	—	(2.7)
Change in fair value of marketable securities, net of tax of $0.2	—	—	—	(0.3)	—	—	(0.3)
Change in fair value of derivatives, net of tax of $2.9	—	—	—	(2.8)	—	—	(2.8)
Amortization of unrecognized net actuarial loss, net of taxes $19.1	—	—	—	(30.7)	—	—	(30.7)

Total comprehensive income							335.7
Adjustment related to adoption of measurement date provisions of SFAS No. 158, net of tax of $0.3	—	(0.6)	—	—	—	—	(0.6)
Cash dividends declared ($0.80 per share)	—	(110.2)	—	—	—	—	(110.2)
Stock option exercises (3.3 shares)	48.1	—	2.7	—	—	—	50.8
Stock-based compensation	32.6	—	—	—	—	—	32.6
ESOP note receivable repayments	—	—	—	—	4.0	—	4.0
Income tax benefits credited to equity	22.2	—	—	—	—	—	22.2
Purchases of common stock for treasury (5.1 shares)	—	—	(144.9)	—	—	—	(144.9)
Issuance of treasury stock under Employee Stock Purchase Plan and other plans (0.3 shares)	5.3	—	2.0	—	—	—	7.3

Balances at May 31, 2009	$2,183.1	$2,357.4	$(2,864.2)	$(57.2)	$(13.0)	$(0.1)	$1,606.0

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended
(In millions)	May 31, 2009	May 25, 2008	May 27, 2007
Cash flows - operating activities
Net earnings	$372.2	$377.2	$201.4
(Earnings) losses from discontinued operations, net of tax benefit	(0.4)	(7.7)	175.7
Adjustments to reconcile net earnings from continuing operations to cash flows:
Depreciation and amortization	283.1	245.7	200.4
Asset impairment charges, net	12.0	—	2.4
Amortization of loan costs	3.3	2.3	1.7
Stock-based compensation expense	41.5	48.9	31.6
Change in current assets and liabilities	(69.4)	53.7	(20.5)
Contribution to postretirement plan	(1.2)	(1.2)	(0.8)
Loss on disposal of land, buildings and equipment	1.1	2.2	3.1
Change in cash surrender value of trust-owned life insurance	17.1	4.6	(10.4)
Deferred income taxes	89.5	31.1	(27.1)
Change in deferred rent	16.1	12.8	2.5
Change in other liabilities	11.3	(17.0)	3.3
Income tax benefits from exercise of stock-based compensation credited to goodwill	0.9	8.0	—
Other, net	6.4	6.2	6.5

Net cash provided by operating activities of continuing operations	$783.5	$766.8	$569.8

Cash flows - investing activities
Purchases of land, buildings and equipment	(535.3)	(429.2)	(345.2)
Proceeds from disposal of land, buildings and equipment	4.6	5.9	57.9
Purchases of marketable securities	(42.0)	—	—
Proceeds from sale of marketable securities	13.9	8.2	—
Cash used in business combination, net of cash acquired	—	(1,198.1)	—
Increase in other assets	(3.6)	(2.5)	(2.2)

Net cash used in investing activities of continuing operations	$(562.4)	$(1,615.7)	$(289.5)

Cash flows - financing activities
Proceeds from issuance of common stock	57.5	66.8	56.6
Income tax benefits credited to equity	22.2	23.5	40.0
Dividends paid	(110.2)	(100.9)	(65.7)
Purchases of treasury stock	(144.9)	(159.4)	(371.2)
ESOP note receivable repayments	3.9	3.6	3.3
Proceeds from Interim Credit Agreement	—	1,150.0	—
Repayment of Interim Credit Agreement	—	(1,150.0)	—
(Payments) proceeds from issuance of short-term debt	(28.4)	(33.0)	167.4
Proceeds from issuance of long-term debt	—	1,150.0	—
Payments of debt issuance costs	—	(16.0)	—
Repayment of long-term debt	(3.9)	(3.6)	(153.3)
Repayment of acquired convertible notes	—	(125.0)	—
Principal payments on capital leases	(1.0)	(0.5)	—

Net cash (used in) provided by financing activities of continuing operations	$(204.8)	$805.5	$(322.9)

Cash flows - discontinued operations
Net cash (used in) provided by operating activities of discontinued operations	(1.1)	(32.6)	36.6
Net cash provided by (used in) investing activities of discontinued operations	4.5	89.0	(6.1)

Net cash provided by discontinued operations	$3.4	$56.4	$30.5

Increase (decrease) in cash and cash equivalents	19.7	13.0	(12.1)
Cash and cash equivalents - beginning of year	43.2	30.2	42.3

Cash and cash equivalents - end of year	$62.9	$43.2	$30.2

Cash flows from changes in current assets and liabilities
Receivables	32.4	(1.5)	(5.9)
Inventories	(30.2)	9.5	(14.2)
Prepaid expenses and other current assets	0.5	(2.6)	(5.6)
Accounts payable	(25.2)	38.6	(23.6)
Accrued payroll	8.8	—	(8.2)
Prepaid/Accrued income taxes	(55.9)	(30.6)	11.1
Other accrued taxes	4.9	2.1	0.7
Unearned revenues	(16.3)	2.8	11.8
Other current liabilities	11.6	35.4	13.4

Change in current assets and liabilities	$(69.4)	$53.7	$(20.5)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations and Principles of Consolidation

The accompanying consolidated financial statements include the operations of Darden Restaurants, Inc. and its wholly owned subsidiaries (Darden, the Company, we, us or our). We own and operate the Red Lobster®, Olive Garden®, LongHorn Steakhouse®, The Capital Grille®, Bahama Breeze®, Seasons 52® , Hemenway’s Seafood Grille & Oyster Bar® and The Old Grist Mill Tavern® restaurant concepts located in the United States and Canada. Through subsidiaries, we own and operate all of our restaurants in the United States and Canada, except three. Those three restaurants are located in Central Florida and are owned by joint ventures managed by us. The joint ventures pay management fees to us, and we control the joint ventures’ use of our service marks. None of our restaurants in the United States or Canada are franchised. As of May 31, 2009, we franchised five LongHorn Steakhouse restaurants in Puerto Rico to an unaffiliated franchisee, and 25 Red Lobster restaurants in Japan to an unaffiliated Japanese corporation, under area development and franchise agreements. All significant inter-company balances and transactions have been eliminated in consolidation.

Basis of Presentation

During the second quarter of fiscal 2008, we completed the acquisition of RARE Hospitality International, Inc. (RARE) for approximately $1.27 billion in total purchase price. RARE owned two principal restaurant concepts, LongHorn Steakhouse and The Capital Grille, of which 288 and 29 locations, respectively, were in operation as of the date of acquisition. The acquisition was completed on October 1, 2007 and the acquired operations are included in our consolidated financial statements from the date of acquisition.

During fiscal 2007 and 2008 we closed or sold all Smokey Bones Barbeque & Grill (Smokey Bones) and Rocky River Grillhouse restaurants and we closed nine Bahama Breeze restaurants. These restaurants and their related activities have been classified as discontinued operations. Therefore, for fiscal 2009, 2008 and 2007, all impairment charges and disposal costs, gains and losses on disposition, along with the sales, costs and expenses and income taxes attributable to these restaurants have been aggregated in a single caption entitled “Earnings (losses) from discontinued operations, net of tax expense (benefit)” on the accompanying consolidated statements of earnings.

Unless otherwise noted, amounts and disclosures throughout these Notes to Consolidated Financial Statements relate to our continuing operations.

Fiscal Year

We operate on a 52/53 week fiscal year, which ends on the last Sunday in May. Fiscal 2009 consisted of 53 weeks of operation. Fiscal 2008 and 2007 each consisted of 52 weeks of operation.

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

Reclassification

Certain amounts shown in the prior periods’ consolidated financial statements have been reclassified to conform to the current year consolidated financial statement presentation.

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

Marketable Securities

Available-for-sale securities are carried at fair value. Classification of marketable securities as current or noncurrent is dependent upon management’s intended holding period, the security’s maturity date, or both. Unrealized gains and losses, net of tax, on available-for-sale securities are carried in accumulated other comprehensive income (loss) within the consolidated financial statements.

Land, Buildings and Equipment, Net

Land, buildings and equipment are recorded at cost less accumulated depreciation. Building components are depreciated over estimated useful lives ranging from seven to 40 years using the straight-line method. Leasehold improvements, which are reflected on our consolidated balance sheets as a component of buildings, are amortized over the lesser of the expected lease term, including cancelable option periods, or the estimated useful lives of the related assets using the straight-line method. Equipment is depreciated over estimated useful lives ranging from two to ten years also using the straight-line method. Depreciation and amortization expense from continuing operations associated with buildings and equipment amounted to $273.2 million, $235.5 million and $192.8 million, in fiscal 2009, 2008 and 2007, respectively. In fiscal 2009, 2008 and 2007, we had losses on disposal of land, buildings and equipment of $1.1 million, $2.2 million and $3.1 million, respectively, which were included in selling, general and administrative expenses in our accompanying consolidated statements of earnings. See Note 5 – Land, Buildings and Equipment, Net for additional information.

Capitalized Software Costs and Other Definite-Lived Intangibles

Capitalized software, which is a component of other assets, is recorded at cost less accumulated amortization. Capitalized software is amortized using the straight-line method over estimated useful lives ranging from three to ten years. The cost of capitalized software as of May 31, 2009 and May 25, 2008, amounted to $65.5 million and $65.3 million, respectively. Accumulated amortization as of May 31, 2009 and May 25, 2008, amounted to $42.8 million and $37.9 million, respectively. Amortization expense associated with capitalized software amounted to $8.4 million, $7.6 million and $7.3 million, in fiscal 2009, 2008 and 2007, respectively, and is included in depreciation and amortization in our accompanying consolidated statements of earnings.

We also have definite-lived intangible assets related to the value of above- and below-market leases, which were acquired as part of the RARE acquisition. As of May 31, 2009 and May 25, 2008, we had $21.5 million, net of accumulated amortization of $3.8 million, and $23.8 million, net of accumulated amortization of $1.5 million, respectively, of below-market leases, which are included in other assets on our consolidated balance sheets. As of May 31, 2009 and May 25, 2008, we had $7.6 million, net of accumulated amortization of $0.8 million, and $8.3 million, net of accumulated amortization of $0.4 million, respectively, of above-market leases, which are included in other liabilities on our consolidated balance sheets. As of May 31, 2009 and May 25, 2008, we had other definite-lived intangibles of $5.8 million, net of accumulated amortization of $4.8 million and $6.7 million, net of accumulated amortization of $6.6 million, respectively, which are included in other assets in our consolidated balance sheet. Definite-lived intangibles are amortized on a straight-line basis over estimated useful lives of one to 20 years. Amortization expense related to below-market leases for fiscal 2009 and 2008 was $2.3 million and $1.5 million, respectively, and is included in restaurant expenses as a component of rent expense on our consolidated statements of earnings. Amortization expense related to above-market leases for fiscal 2009 and 2008 was $0.5 million and $0.4 million, respectively, and is included in restaurant expenses as a component of rent expense on our consolidated statements of earnings. Amortization of other amortizable intangibles was $1.5 million, $2.6 million and $0.3 million in fiscal 2009, 2008 and 2007, respectively, and is included in depreciation and amortization expenses in our consolidated statements of earnings. Amortization of other intangibles will be approximately $0.4 million in fiscal 2010 through 2014.

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

Liquor Licenses

The costs of obtaining non-transferable liquor licenses that are directly issued by local government agencies for nominal fees are expensed as incurred. The costs of purchasing transferable liquor licenses through open markets in jurisdictions with a limited number of authorized liquor licenses are capitalized as indefinite-lived intangible assets and included in other assets. Annual liquor license renewal fees are expensed over the renewal term.

Goodwill and Other Intangibles

We review our goodwill and other indefinite-lived intangible assets, primarily our trademarks, for impairment annually, as of the first day of our fourth fiscal quarter or more frequently if indicators of impairment exist. Goodwill and other indefinite-lived intangible assets not subject to amortization have been assigned to reporting units for purposes of impairment testing. The reporting units are our restaurant concepts. At May 31, 2009 and May 25, 2008, we had goodwill of $518.7 million and $519.9 million, respectively, and trademarks of $454.4 million and $455.0 million, respectively.

A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others: a significant decline in our expected future cash flows; a sustained, significant decline in our stock price and market capitalization; a significant adverse change in legal factors or in the business climate; unanticipated competition; the testing for recoverability of a significant asset group within a reporting unit; and slower growth rates. Any adverse change in these factors could have a significant impact on the recoverability of these assets and could have a material impact on our consolidated financial statements.

The goodwill impairment test involves a two-step process. The first step is a comparison of each reporting unit’s fair value to its carrying value. We estimate fair value using the best information available, including market information and discounted cash flow projections also referred to as the income approach. The income approach uses a reporting unit’s projection of estimated operating results and cash flows that is discounted using a weighted-average cost of capital that reflects current market conditions. The projection uses management’s best estimates of economic and market conditions over the projected period including growth rates in sales, costs and number of units, estimates of future expected changes in operating margins and cash expenditures. Other significant estimates and assumptions include terminal value growth rates, future estimates of capital expenditures and changes in future working capital requirements. We validate our estimates of fair value under the income approach by comparing the values to fair value estimates using a market approach. A market approach estimates fair value by applying cash flow multiples to the reporting unit’s operating performance. The multiples are derived from comparable publicly traded companies with similar operating and investment characteristics of the reporting units.

If the fair value of the reporting unit is higher than its carrying value, goodwill is deemed not to be impaired, and no further testing is required. If the carrying value of the reporting unit is higher than its fair value, there is an indication that impairment may exist and the second step must be performed to measure the amount of impairment loss. The amount of impairment is determined by comparing the implied fair value of reporting unit goodwill to the carrying value of the goodwill in the same manner as if the reporting unit was being acquired in a business combination. Specifically, we would allocate the fair value to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis that would calculate the implied fair value of goodwill. If the implied fair value of goodwill is less than the recorded goodwill, we would record an impairment charge for the difference.

Consistent with our accounting policy for goodwill and other indefinite-lived intangibles, we performed our annual impairment test of our goodwill and other indefinite-lived intangible assets as of the first day of our fourth fiscal quarter. As of the beginning of our fourth fiscal quarter, we had six reporting units; Red Lobster, Olive Garden, LongHorn Steakhouse, The Capital Grille, Bahama Breeze and Seasons 52. Two of these reporting units, LongHorn Steakhouse and The Capital Grille, have a significant amount of goodwill. As part of our process for performing the step one impairment test of goodwill, we estimated the fair value of our reporting units utilizing the income approach described above, to derive an enterprise value of the Company. We reconciled the enterprise value to our overall estimated market capitalization. The estimated market capitalization considers recent trends in our market capitalization and an expected control premium, based on comparable transactional history. Based on the results of the step one impairment test, no impairment charges of goodwill were required.

We also performed sensitivity analyses on our estimated fair value using the income approach of LongHorn Steakhouse and The Capital Grille given the significance of goodwill related to these reporting units. A key assumption in our fair value estimate is the weighted-average cost of capital utilized for discounting our cash flow estimates in our income approach. We selected a weighted-average cost of capital for LongHorn Steakhouse of 12.0 percent and The Capital Grille of 12.5 percent. We noted that an increase in the weighted-average cost of capital of approximately 100 basis points on LongHorn Steakhouse would result in impairment of a portion of its goodwill. We also noted that an increase in the weighted-average cost of capital of approximately 35 basis points on The Capital Grille would result in impairment of a portion of its goodwill.

The fair value of other indefinite-lived intangible assets, primarily trademarks, are estimated and compared to the carrying value. We estimate the fair value of these intangible assets using the relief-from-royalty method, which requires assumptions related to projected revenues from our annual long-range plan; assumed royalty rates that could be payable if we did not own the trademarks; and a discount rate. We recognize an impairment loss when the estimated fair value of the indefinite-lived intangible asset is less than its carrying value. We completed our impairment test of our indefinite-lived intangibles and concluded as of the date of the test, there was no impairment of the trademarks for LongHorn Steakhouse and The Capital Grille. A key assumption in our fair value estimate is the discount rate utilized in the relief-from-royalty method. We selected a discount rate for LongHorn Steakhouse of 13.0 percent and The Capital Grille of 13.5 percent. We noted that an increase in the discount rate of approximately 10 basis points on LongHorn Steakhouse would result in impairment of a portion of its trademark. We also noted that an increase in the discount rate of approximately 25 basis points on The Capital Grille would result in impairment of a portion of its trademark.

We determined that there was no goodwill or indefinite-lived intangible asset impairment as of the first day of our fourth fiscal quarter and no additional indicators of impairment were identified through the end of our fourth fiscal quarter that would require us to further test for impairment. However, declines in our market capitalization (reflected in our stock price) as well as in the market capitalization of others in the restaurant industry, declines in sales at our restaurants, and significant adverse changes in the operating environment for the restaurant industry may result in future impairment charges.

Changes in circumstances, existing at the measurement date or at other times in the future, or in the numerous estimates associated with management’s judgments and assumptions made in assessing the fair value of our goodwill, could result in an impairment charge of a portion or all of our goodwill or other indefinite-lived intangible assets. If we recorded an impairment charge, our financial position and results of operations would be adversely affected and our leverage ratio for purposes of our credit agreement would increase. A leverage ratio exceeding the maximum permitted under our credit agreement would be a default under our credit agreement. At May 31, 2009, a write down of goodwill, other indefinite-lived intangible assets, or any other assets in excess of approximately $750.0 million, on an after-tax basis, would have been required to cause our leverage ratio to exceed the permitted maximum. As our leverage ratio is determined on a quarterly basis and due to the seasonal nature of our business, a lesser amount of impairment in future quarters could cause our leverage ratio to exceed the permitted maximum.

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

Impairment or Disposal of Long-Lived Assets

Land, buildings and equipment and certain other assets, including definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the assets. Identifiable cash flows are measured at the lowest level for which they are largely independent of the cash flows of other groups of assets and liabilities, generally at the restaurant level. If such assets are determined to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Fair value is generally determined based on appraisals or sales prices of comparable assets. Restaurant sites and certain other assets to be disposed of are reported at the lower of their carrying amount or fair value, less estimated costs to sell. Restaurant sites and certain other assets to be disposed of are included in assets held for disposal when certain criteria are met. These criteria include the requirement that the likelihood of disposing of these assets within one year is probable. Assets not meeting the “held for sale” criteria remain in land, buildings and equipment until their disposal is probable within one year.

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

Insurance Accruals

Through the use of insurance program deductibles and self-insurance, we retain a significant portion of expected losses under our workers’ compensation, employee medical and general liability programs. However, we carry insurance for individual workers’ compensation and general liability claims that exceed $0.5 million and $0.25 million, respectively. Accrued liabilities have been recorded based on our estimates of the anticipated ultimate costs to settle all claims, both reported and not yet reported.

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

Food and Beverage Costs

Food and beverage costs include inventory, warehousing, related purchasing and distribution costs and gains and losses on certain commodity derivative contracts. Vendor allowances received in connection with the purchase of a vendor’s products are recognized as a reduction of the related food and beverage costs as earned. Advance payments are made by the vendors based on estimates of volume to be purchased from the vendors and the terms of the agreement. As we make purchases from the vendors each period, we recognize the pro rata portion of allowances earned as a reduction of food and beverage costs for that period. Differences between estimated and actual purchases are settled in accordance with the terms of the agreements. Vendor agreements are generally for a period of one year or more and payments received are initially recorded as long-term liabilities. Amounts which are expected to be earned within one year are recorded as current liabilities.

Income Taxes

We provide for federal and state income taxes currently payable as well as for those deferred because of temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Federal income tax credits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. Interest recognized in accordance with reserves for uncertain tax positions is included in interest, net in our consolidated statements of earnings. A corresponding liability for accrued interest is included as a component of other current liabilities in our consolidated balance sheets. Penalties, when incurred, are recognized in selling, general and administrative expenses.

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

Derivative Instruments and Hedging Activities

We use financial and commodities derivatives to manage interest rate, compensation and commodities pricing and foreign currency exchange rate risks inherent in our business operations. Our use of derivative instruments is currently limited to interest rate hedges; equity forwards contracts; commodities futures and options contracts and foreign currency forward contracts. These instruments are generally structured as hedges of forecasted transactions or the variability of cash flows to be paid related to a recognized asset or liability (cash flow hedges). We do not enter into derivative instruments for trading or speculative purposes, where changes in the cash flows of the derivative are not expected to offset changes in cash flows related to a forecasted transaction. However, we have entered into equity forwards to economically hedge changes in the fair value of employee investments in our non-qualified deferred compensation plan and certain commodity futures contracts to economically hedge changes in the value of certain inventory purchases, for which we have not applied hedge accounting. All derivatives are recognized on the balance sheet at fair value. For those derivative instruments for which we intend to elect hedge accounting, on the date the derivative contract is entered into, we document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking the various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific assets and liabilities on the consolidated balance sheet or to specific forecasted transactions. We also formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

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

Leases

For operating leases, we recognize rent expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise the options would result in an economic penalty to the Company. Differences between amounts paid and amounts expensed are recorded as deferred rent. Capital leases are recorded as an asset and an obligation at an amount equal to the present value of the minimum lease payments during the lease term. Within the provisions of certain of our leases, there are rent holidays and escalations in payments over the base lease term, as well as renewal periods. The effects of the holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes cancelable option periods where failure to exercise such options would result in an economic penalty to the Company. The lease term commences on the date when we have the right to control the use of the leased property, which is typically before rent payments are due under the terms of the lease. Many of our leases have renewal periods totaling five to 20 years, exercisable at our option and require payment of property taxes, insurance and maintenance costs in addition to the rent payments. The consolidated financial statements reflect the same lease term for amortizing leasehold improvements as we use to determine capital versus operating lease classifications and in calculating straight-line rent expense for each restaurant. Percentage rent expense is generally based on sales levels and is accrued at the point in time we determine that it is probable that such sales levels will be achieved. Amortization expense related to capital leases is included in depreciation and amortization expenses on our consolidated statements of earnings.

Pre-Opening Expenses

Non-capital expenditures associated with opening new restaurants are expensed as incurred.

Advertising

Production costs of commercials are charged to operations in the fiscal period the advertising is first aired. The costs of programming and other advertising, promotion and marketing programs are charged to operations in the fiscal period incurred. Advertising expense, related to continuing operations, included in selling, general and administrative expenses, amounted to $308.3 million, $257.8 million and $230.0 million in fiscal 2009, 2008 and 2007, respectively.

Stock-Based Compensation

Effective May 29, 2006, we adopted the provisions of SFAS No. 123(R), “Share-Based Payment,” which requires companies to recognize in the financial statements the cost of employee services received in exchange for awards of equity instruments based on the grant date fair value of those awards. We adopted SFAS No. 123(R) according to the modified prospective transition method and use the Black-Scholes option pricing model to estimate the fair value of awards. Under the modified prospective transition method, we recognize compensation expense on a straight-line basis over the remaining employee service period for new awards granted after the effective date of SFAS No. 123(R) and for unvested awards granted prior to the effective date of SFAS No. 123(R). In accordance with the modified prospective transition method, financial statements issued for periods prior to the adoption of SFAS No. 123(R) have not been restated. See Note 18 - Stock-Based Compensation for additional information.

The weighted-average fair value of non-qualified stock options granted during fiscal 2009, 2008 and 2007 used in computing compensation expense in fiscal 2009, 2008 and 2007 was $10.52, $14.05 and $13.87, respectively. The dividend yield was calculated by comparing the annual dividend rates over the last two fiscal years to historical stock prices over a similar time period. The expected volatility was determined using historical stock prices. The risk-free interest rate was the rate available on zero coupon U.S. government obligations with a term approximating the expected life of each grant. The expected life was estimated based on the exercise history of previous grants, taking into consideration the remaining contractual period for outstanding awards. The weighted-average assumptions used in the Black-Scholes model to record stock-based compensation in fiscal 2009, 2008 and 2007 were as follows:

	Stock Options Granted in Fiscal Year
	2009	2008	2007
Risk-free interest rate	3.46%	4.63%	5.08%
Expected volatility of stock	34.4%	32.6%	34.5%
Dividend yield	2.1%	1.6%	1.3%
Expected option life	6.4 years	6.4 years	6.4 years

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

The following table presents the computation of basic and diluted earnings per common share:

	Fiscal Year
(in millions, except per share data)	2009	2008	2007
Earnings from continuing operations	$371.8	$369.5	$377.1
Earnings (loss) from discontinued operations	0.4	7.7	(175.7)

Net earnings	$372.2	$377.2	$201.4

Average common shares outstanding – Basic	137.4	140.4	143.4
Effect of dilutive stock-based compensation	3.0	4.7	5.4

Average common shares outstanding – Diluted	140.4	145.1	148.8

Basic net earnings per share:
Earnings from continuing operations	$2.71	$2.63	$2.63
Earnings (loss) from discontinued operations	—	0.06	(1.23)

Net earnings	$2.71	$2.69	$1.40

Diluted net earnings per share:
Earnings from continuing operations	$2.65	$2.55	$2.53
Earnings (loss) from discontinued operations	—	0.05	(1.18)

Net earnings	$2.65	$2.60	$1.35

Restricted stock and options to purchase 8.2 million shares, 3.2 million shares and 1.8 million shares of common stock were excluded from the calculation of diluted net earnings per share for fiscal 2009, 2008 and 2007, respectively, because the effect would have been anti-dilutive.

Comprehensive Income (Loss)

Comprehensive income (loss) includes net earnings and other comprehensive income (loss) items that are excluded from net earnings under U.S. generally accepted accounting principles. Other comprehensive income (loss) items include foreign currency translation adjustments, the effective unrealized portion of changes in the fair value of cash flow hedges and recognition of the funded status and amortization of unrecognized net actuarial gains and losses related to our pension and other postretirement plans. See Note 13 - Stockholders’ Equity for additional information.

Foreign Currency

The Canadian dollar is the functional currency for our Canadian restaurant operations. Assets and liabilities denominated in Canadian dollars are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. Translation gains and losses are reported as a separate component of accumulated other comprehensive income (loss) in stockholders’ equity. Aggregate cumulative translation losses were $3.7 million and $1.0 million at May 31, 2009 and May 25, 2008, respectively. Gains and losses from foreign currency transactions were not significant for fiscal 2009, 2008 or 2007.

Segment Reporting

As of May 31, 2009, we operated the Red Lobster, Olive Garden, LongHorn Steakhouse, The Capital Grille, Bahama Breeze, Seasons 52, Hemenway’s Seafood Grille & Oyster Bar and The Old Grist Mill Tavern restaurant concepts in North America as operating segments. The concepts operate principally in the U.S. within the full-service dining industry, providing similar products to similar customers. The concepts also possess similar economic characteristics, resulting in similar long-term expected financial performance characteristics. Revenues from external customers are derived principally from food and beverage sales. We do not rely on any major customers as a source of revenue. We believe we meet the criteria for aggregating our operating segments into a single reporting segment.

Application of New Accounting Standards

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 provides companies with an option to report selected financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, which was our fiscal 2009. The adoption of SFAS No. 159 did not have an impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations.” SFAS No. 141R provides companies with principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree as well as the recognition and measurement of goodwill acquired in a business combination. SFAS No. 141R also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS No. 141R is effective for business combinations occurring in fiscal years beginning after December 15, 2008, which will require us to adopt these provisions for business combinations occurring in fiscal 2010 and thereafter. Early adoption of SFAS No. 141R is not permitted. We do not believe the adoption of SFAS No. 141R will have a significant impact on our consolidated financial statements.

In June 2008, the FASB issued FASB Staff Position (FSP) EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” FSP EITF 03-6-1 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The two-class method is an earnings allocation method for computing earnings per share when an entity’s capital structure includes either two or more classes of common stock or common stock and participating securities. It determines earnings per share based on dividends declared on common stock and participating securities (i.e., distributed earnings) and participation rights of participating securities in any undistributed earnings. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008, which will require us to adopt these provisions in fiscal 2010. We do not believe the adoption of FSP EITF 03-6-1 will have a significant impact on our consolidated financial statements.

In December 2008, the FASB issued FSP 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets,” which expands the disclosure requirements about fair value measurements of plan assets for pension plans, postretirement medical plans, and other funded postretirement plans. This FSP is effective for fiscal years ending after December 15, 2009, which will require us to adopt these provisions in fiscal 2010. We are currently evaluating the impact FSP 132(R)-1 will have on our consolidated financial statements.

NOTE 2 - DISCONTINUED OPERATIONS

During the fourth quarter of fiscal 2007, we closed nine under-performing Bahama Breeze restaurants and announced the closure of 54 Smokey Bones and two Rocky River Grillhouse restaurants, as well as our intention to offer the remaining 73 operating Smokey Bones restaurants for sale. As a result, during fiscal 2007, we recognized asset impairment charges of $236.4 million ($146.0 million after tax), related to the decision to close or hold for sale all Smokey Bones and Rocky River Grillhouse restaurants, and we recognized impairment charges of $12.7 million ($7.8 million after tax) related to the decision to permanently close nine Bahama Breeze restaurants. The impairment charges were based on a comparison of the net book value and the estimated fair value of the restaurants. During fiscal 2008, we closed on the sale of the 73 operating Smokey Bones restaurants to Barbeque Integrated, Inc., an affiliate of Sun Capital Partners, Inc., a worldwide private investment firm, for $82.0 million, net of selling costs of approximately $1.8 million. As a result we recognized a gain on the sale of $18.0 million, which is included in earnings from discontinued operations for the fiscal year ended May 25, 2008.

For fiscal 2009, 2008 and 2007, all gains and losses on disposition, impairment charges and disposal costs, along with the sales, costs and expenses and income taxes attributable to these restaurants have been aggregated to a single caption entitled earnings (losses) from discontinued operations, net of tax in our consolidated statements of earnings for all periods presented. Earnings (losses) from discontinued operations, net of tax expense (benefit) on our accompanying consolidated statements of earnings are comprised of the following:

	Fiscal Year Ended
(in millions)	May 31, 2009	May 25, 2008	May 27, 2007
Sales	$—	$120.7	$357.9
Earnings (losses) before income taxes	$0.6	$10.7	$(288.6)
Income tax (expense) benefit	(0.2)	(3.0)	112.9

Net earnings (losses) from discontinued operations	$0.4	$7.7	$(175.7)

As of May 31, 2009 and May 25, 2008, we had $14.7 million and $25.3 million, respectively, of assets associated with the closed restaurants reported as discontinued operations, which are included in land, buildings and equipment, net on the accompanying consolidated balance sheets.

NOTE 3 - RECEIVABLES, NET

Our accounts receivable is primarily comprised of receivables from national storage and distribution companies with which we contract to provide services that are billed to us on a per-case basis. In connection with these services, certain of our inventory items are conveyed to these storage and distribution companies to transfer ownership and risk of loss prior to delivery of the inventory to our restaurants. We reacquire these items when the inventory is subsequently delivered to our restaurants. These transactions do not impact the consolidated statements of earnings. Receivables from national storage and distribution companies amounted to $10.4 million and $21.5 million at May 31, 2009 and May 25, 2008, respectively. In addition, at the end of fiscal 2008, a vendor owed us $18.0 million as part of an advance payment on a service agreement, which was included in accounts receivable and was collected in fiscal 2009. The amount earned each period, related to the advance vendor payment, is being reflected as a reduction to restaurant expenses. The allowance for doubtful accounts associated with all of our receivables amounted to $3.6 million at May 31, 2009 and May 25, 2008.

NOTE 4 - ASSET IMPAIRMENT, NET

During fiscal 2009 we recorded $12.0 million of long-lived asset impairment charges primarily related to the write-down of assets to be disposed of, the permanent closure of one LongHorn Steakhouse and the write-down of another LongHorn Steakhouse based on an evaluation of expected cash flows. During fiscal 2008 we recorded no long-lived asset impairment charges. During fiscal 2007, we recorded $2.6 million of long-lived asset impairment charges primarily related to the permanent closure of one Red Lobster and one Olive Garden restaurant. During fiscal 2007, we also recorded $0.2 million of gains related to the sale of previously impaired restaurants. These costs are included in asset impairment, net as a component of earnings from continuing operations in the accompanying consolidated statements of earnings for fiscal 2009, 2008 and 2007. Impairment charges were measured based on the amount by which the carrying amount of these assets exceeded their fair value. Fair value is generally determined based on appraisals or sales prices of comparable assets and estimates of future cash flows.

The results of operations for all Red Lobster, Olive Garden and LongHorn restaurants permanently closed in fiscal 2009, 2008 and 2007 that would otherwise have met the criteria for discontinued operations reporting are not material to our consolidated financial position, results of operations or cash flows and, therefore, have not been presented as discontinued operations.

NOTE 5 - LAND, BUILDINGS AND EQUIPMENT, NET

The components of land, buildings and equipment, net, are as follows:

(in millions)	May 31, 2009	May 25, 2008
Land	$769.1	$751.8
Buildings	3,078.8	2,846.4
Equipment	1,302.8	1,187.2
Assets under capital leases	68.6	68.6
Construction in progress	209.8	137.7

Total land, buildings and equipment	5,429.1	4,991.7
Less accumulated depreciation and amortization	(2,116.5)	(1,923.4)
Less depreciation associated with assets under capital leases	(5.9)	(2.3)

Land, buildings and equipment, net	$3,306.7	$3,066.0

On August 24, 2006, we completed the sale and leaseback of our Restaurant Support Center (RSC) for $45.2 million. The RSC houses all of our executive offices, shared service functions and concept administrative personnel. The transaction was completed in anticipation of moving the RSC to a new facility approximately three years from the date of sale. As a result of the sale and subsequent leaseback of the RSC, we recorded a $15.2 million deferred gain, which is being recognized over the three-year leaseback period on a straight-line basis. During fiscal 2009, fiscal 2008 and fiscal 2007, we recognized gains of $4.6 million, $5.1 million and $2.8 million, respectively, on the sale of the RSC, which is included as a reduction of selling, general and administrative expenses in our consolidated statements of earnings.

NOTE 6 - OTHER ASSETS

The components of other assets are as follows:

(in millions)	May 31, 2009	May 25, 2008
Pension over-funding	$—	$26.8
Trust-owned life insurance	35.7	53.8
Capitalized software costs, net	22.7	27.4
Liquor licenses	40.9	38.5
Value of acquired below-market leases	21.5	23.8
Loan costs	16.8	19.6
Marketable securities	38.6	13.3
Miscellaneous	14.4	18.6

Total other assets	$190.6	$221.8

NOTE 7 - SHORT-TERM DEBT

Short-term debt at May 31, 2009 consisted of $150.0 million of borrowings under the Revolving Credit Agreement (as defined in Note 9 – Long-Term Debt) and bore an interest rate of 0.68 percent. As of May 25, 2008, short-term debt consisted of $130.0 million and $48.4 million of borrowings under the Revolving Credit Agreement and unsecured commercial paper borrowings, respectively.

NOTE 8 - OTHER CURRENT LIABILITIES

The components of other current liabilities are as follows:

(in millions)	May 31, 2009	May 25, 2008
Non-qualified deferred compensation plan	$132.1	$143.8
Sales and other taxes	61.0	52.6
Insurance-related	75.6	56.0
Miscellaneous	63.1	57.7
Employee benefits	23.5	36.0
Accrued interest	17.0	19.0

Total other current liabilities	$372.3	$365.1

NOTE 9 - LONG-TERM DEBT

The components of long-term debt are as follows:

(in millions)	May 31, 2009	May 25, 2008
4.875% senior notes due August 2010	$150.0	$150.0
7.450% medium-term notes due April 2011	75.0	75.0
5.625% senior notes due October 2012	350.0	350.0
7.125% debentures due February 2016	100.0	100.0
6.200% senior notes due October 2017	500.0	500.0
6.000% senior notes due August 2035	150.0	150.0
6.800% senior notes due October 2037	300.0	300.0
ESOP loan with variable rate of interest (0.69% at May 31, 2009) due December 2018	11.6	15.5

Total long-term debt	1,636.6	1,640.5
Fair value hedge	1.3	—
Less issuance discount	(5.6)	(6.2)

Total long-term debt less issuance discount	1,632.3	1,634.3
Less current portion	—	—

Long-term debt, excluding current portion	$1,632.3	$1,634.3

We maintain a $750.0 million revolving credit facility under a Credit Agreement (Revolving Credit Agreement) dated September 20, 2007 with Bank of America, N.A. (BOA), as administrative agent, and the lenders (Revolving Credit Lenders) and other agents party thereto. The Revolving Credit Agreement is a senior unsecured debt obligation of the Company and contains customary representations, affirmative and negative covenants (including limitations on liens and subsidiary debt, and a maximum consolidated lease adjusted total debt to total capitalization ratio of 0.75 to 1.00) and events of default usual for credit facilities of this type. As of May 31, 2009, we were in compliance with all covenants under the Revolving Credit Agreement.

The Revolving Credit Agreement matures on September 20, 2012, and the proceeds may be used for commercial paper back-up, working capital and capital expenditures, the refinancing of certain indebtedness as well as general corporate purposes. The Revolving Credit Agreement also contains a sub-limit of $150.0 million for the issuance of letters of credit. The borrowings and letters of credit obtained under the Revolving Credit Agreement may be denominated in U.S. Dollars, Euro, Sterling, Yen, Canadian Dollars and each other currency approved by the Revolving Credit Lenders. The Company may elect to increase the commitments under the Revolving Credit Agreement by up to $250.0 million (to an aggregate amount of up to $1.0 billion), subject to the Company obtaining commitments from new and existing lenders for the additional amounts.

Loans under the Revolving Credit Agreement bear interest at a rate of LIBOR plus a margin determined by reference to a ratings-based pricing grid, or the base rate (which is defined as the higher of the BOA prime rate and the Federal Funds rate plus 0.500 percent). Assuming a “BBB” equivalent credit rating level, the applicable margin under the Revolving Credit Agreement will be 0.350 percent. We may also request that loans under the Revolving Credit Agreement be made at interest rates offered by one or more of the Revolving Credit Lenders, which may vary from the LIBOR or base rate, for up to $100.0 million of borrowings. The Revolving Credit Agreement requires that we pay a facility fee on the total amount of the facility (ranging from 0.070 percent to 0.175 percent, based on our credit ratings) and, in the event that the outstanding amounts under the Revolving Credit Agreement exceeds 50 percent of the Revolving Credit Agreement, a utilization fee on the total amount outstanding under the facility (ranging from 0.050 percent to 0.150 percent, based on our credit ratings).

Lehman Brothers Holdings Inc. and certain of its subsidiaries (Lehman Brothers) have filed for bankruptcy protection. A subsidiary of Lehman Brothers is one of the Revolving Credit Lenders with a commitment of $50.0 million, and has defaulted on its obligation to fund our request for borrowings under the Revolving Credit Agreement. Accordingly, as of May 31, 2009, we believe that our ability to borrow under the Revolving Credit Agreement is reduced by the amount of Lehman Brothers’ commitment. After consideration of this reduction, in addition to borrowings currently outstanding and letters of credit backed by the Revolving Credit Agreement, as of May 31, 2009, we had $502.6 million of availability under the Revolving Credit Agreement.

The interest rates on our $350.0 million of unsecured 5.625 percent senior notes due October 2012, $500.0 million of unsecured 6.200 percent senior notes due October 2017 and $300.0 million of unsecured 6.800 percent senior notes due October 2037 (collectively, the New Senior Notes) is subject to adjustment from time to time if the debt rating assigned to such series of the New Senior Notes is downgraded below a certain rating level (or subsequently upgraded). The maximum adjustment is 2.000 percent above the initial interest rate and the interest rate cannot be reduced below the initial interest rate. As of May 31, 2009, no adjustments to these interest rates had been made. We may redeem any series of the New Senior Notes at any time in whole or from time to time in part, at the principal amount plus a make-whole premium. If we experience a change of control triggering event, we may be required to purchase the New Senior Notes from the holders.

All of our long-term debt currently outstanding is expected to be repaid entirely at maturity with interest being paid semi-annually over the life of the debt. The aggregate maturities of long-term debt for each of the five fiscal years subsequent to May 31, 2009, and thereafter are $0.0 million in 2010, $225.0 million in 2011, $0.0 million in 2012, $350.0 million in 2013, $0.0 million in 2014 and $1.06 billion thereafter.

NOTE 10 - DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In March 2008, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” SFAS No. 161 provides companies with requirements for enhanced disclosures about derivative instruments and hedging activities to enable investors to better understand their effects on a company’s financial position, financial performance and cash flows. In accordance with the effective date of SFAS No. 161 we adopted the disclosure provisions of SFAS No. 161 during the quarter ended February 22, 2009.

We enter into derivative instruments for risk management purposes only, including derivatives designated as hedging instruments under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and those utilized as economic hedges. We use interest rate-related derivative instruments to manage our exposure to fluctuations of interest rates, as well as commodities derivatives to manage our exposure to commodity price fluctuations. We also use equity-related derivative instruments to manage our exposure on cash compensation arrangements indexed to the market price of our common stock. By using these instruments, we expose ourselves, from time to time, to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. We minimize this credit risk by entering into transactions with high quality counterparties. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, commodity prices, or the market price of our common stock. We minimize this market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. See Note 1 – Summary of Significant Accounting Policies for additional information.

Natural Gas Commodity Contracts

We enter into natural gas swap contracts to reduce the risk of variability in cash flows associated with fluctuations in the price of natural gas during the fiscal year. For a certain portion of our natural gas purchases, changes in the price we pay for natural gas is highly correlated with changes in the market price of natural gas. For these natural gas purchases, we designate natural gas swap derivative contracts as cash flow hedging instruments. To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives’ fair value are not included in current earnings but are included in accumulated other comprehensive income (loss). These changes in fair value are subsequently reclassified into earnings as a component of restaurant expenses when the natural gas is purchased and used by us in our operations. Ineffectiveness measured in the hedging relationship is recorded currently in earnings in the period it occurs. As of May 31, 2009 and May 25, 2008, we were party to natural gas swap contracts designated as effective cash flow hedging instruments with notional values of $9.9 million and $8.3 million, respectively. For the remaining portion of our natural gas purchases, changes in the price we pay for natural gas are not highly correlated with changes in the market price of natural gas, generally due to the timing of when changes in the market prices are reflected in the price we pay. For these natural gas purchases, we utilize natural gas swap contracts as economic hedges. All changes in the fair value of our economic hedge contracts are recorded currently in earnings in the period in which they occur. As of May 31, 2009 and May 25, 2008 we were party to natural gas swap contracts, which were not designated as cash flow hedging instruments, with notional values of $1.3 million and $3.1 million respectively.

Other Commodity Contracts

We enter into other commodity futures and swaps (typically for soybean oil, milk, diesel fuel and butter) to reduce the risk of fluctuations in the price we pay for these commodities, which are either used directly in our restaurants (e.g., class III milk contracts for cheese and soybean oil for salad dressing) or are components of the cost we pay for items used in our restaurants (e.g., diesel fuel contracts to mitigate risk related to diesel fuel surcharges charged by our distributors). To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, and otherwise meet the hedge accounting criteria of SFAS No. 133, changes in the derivatives’ fair value are not included in current earnings but are included in accumulated other comprehensive income (loss). These changes in fair value will subsequently be reclassified into earnings as a component of food and beverage expenses when the product is purchased for use in our restaurants. Ineffectiveness measured in the hedging relationship is recorded currently in earnings in the period it occurs. As of May 31, 2009 and May 25, 2008, we were party to commodity contracts designated as effective cash flow hedging instruments with notional values of $0.0 million and $5.8 million, respectively. To the extent the hedge accounting criteria of SFAS No. 133 are not met, the commodity contracts are utilized as economic hedges and changes in the fair value of these contracts are recorded currently in earnings in the period in which they occur. As of May 31, 2009, we were party to commodity contracts not designated as cash flow hedging instruments, with notional values of $0.3 million. There were no such contracts outstanding as of May 25, 2008.

Interest Rate Locks

We entered into treasury-lock derivative instruments with $150.0 million of notional value to hedge a portion of the risk of changes in the benchmark interest rate associated with the expected issuance of long-term debt to refinance our $150.0 million senior notes due August 2010 and our $75.0 million medium-term notes due April 2011, as changes in the benchmark interest rate will cause variability in our forecasted interest payments. These derivative instruments are designated as cash flow hedges and to the extent they are effective in offsetting the variability of the hedged cash flows, changes in the derivatives’ fair value are not included in current earnings but are included in accumulated other comprehensive income (loss). These changes in fair value will subsequently be reclassified into earnings as a component of interest expense as interest is incurred on the forecasted debt issuance. Ineffectiveness measured in the hedging relationship is recorded currently in earnings in the period it occurs.

We entered into treasury-lock derivative instruments with $550.0 million of notional value to hedge a portion of the risk of changes in the benchmark interest rate prior to the issuance of the New Senior Notes, as changes in the benchmark interest rate would cause variability in our forecasted interest payments. These instruments were all settled at the issuance of the New Senior Notes during the second quarter of fiscal 2008 for a cumulative gain of $6.2 million. These instruments were designated as effective cash flow hedges, therefore, the gain was recorded in accumulated other comprehensive income (loss) and is reclassified into earnings as an adjustment to interest expense as interest on the New Senior Notes or similar debt is incurred.

Interest Rate Swaps

During the quarter ended August 24, 2008, we entered into interest rate swap agreements with $225.0 million of notional value to limit the risk of changes in fair value of our $150.0 million senior notes due August 2010 and $75.0 million medium-term notes due April 2011 attributable to changes in the benchmark interest rate, between now and maturity of the related debt. The swap agreements effectively swap the fixed rate obligations for floating rate obligations, thereby mitigating changes in fair value of the related debt prior to maturity. The swap agreements were designated as fair value hedges of the related debt and met the requirements to be accounted for under the short-cut method, resulting in no ineffectiveness in the hedging relationship. During the quarter ended November 23, 2008, we terminated these interest rate swap agreements for a gain of approximately $1.9 million, which will be recorded as a reduction to interest expense over the remaining life of the related long-term debt.

During fiscal 2005 and fiscal 2004, we entered into interest rate swap agreements to hedge the risk of changes in interest rates on the cost of a future issuance of fixed-rate debt. The swaps, which had a $100.0 million notional principal amount of indebtedness, were used to hedge a portion of the interest payments associated with $150.0 million of unsecured 4.875 percent senior notes due in August 2010, which were issued in August 2005. The swaps were settled at the time of the related debt issuance with a net loss of $1.2 million being recognized in accumulated other comprehensive income (loss). The net loss on the swaps is being amortized into earnings as an adjustment to interest expense over the same period in which the related interest costs on the related debt issuance are being recognized in earnings.

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

Equity Forwards

We enter into equity forward contracts to hedge the risk of changes in future cash flows associated with the unvested, unrecognized Darden stock units. The equity forward contracts will be settled at the end of the vesting periods of their underlying Darden stock units, which range between four and five years. The contracts were initially designated as cash flow hedges to the extent the Darden stock units are unvested and, therefore, unrecognized as a liability in our financial statements. In total, the equity forward contracts are indexed to 0.6 million shares of our common stock, at varying forward rates between $19.52 per share and $41.17 per share and can only be net settled in cash. To the extent the equity forward contracts are effective in offsetting the variability of the hedged cash flows, changes in the fair value of the equity forward contracts are not included in current earnings but are reported as accumulated other comprehensive income (loss). As the Darden stock units vest, we will de-designate that portion of the equity forward contract that no longer qualifies for hedge accounting and changes in fair value associated with that portion of the equity forward contract will be recognized in current earnings. We periodically incur interest on the notional value of the contracts and receive dividends on the underlying shares. These amounts are recognized currently in earnings as they are incurred.

We entered into equity forward contracts to hedge the risk of changes in future cash flows associated with employee-directed investments in Darden stock within the non-qualified deferred compensation plan. The equity forward contracts are indexed to 0.2 million shares of our common stock at forward rates between $23.41 and $37.44 per share, can only be net settled in cash and expire between fiscal 2011 and 2013. We did not elect hedge accounting with the expectation that changes in the fair value of the equity forward contracts would offset changes in the fair value of the Darden stock investments in the non-qualified deferred compensation plan within selling, general and administrative expenses in our consolidated statements of earnings.

The fair value of our derivative instruments as of May 31, 2009 and May 25, 2008, are as follows:

	Balance Sheet Location	Derivative Assets		Derivative Liabilities
(in millions)		May 31, 2009	May 25, 2008	May 31, 2009	May 25, 2008
Derivative contracts designated as hedging instruments under SFAS No. 133
Commodity contracts	(1)	$—	$0.1	$(2.4)	$—
Equity forwards	(1)	0.4	—	—	(1.3)
Interest rate related	(1)	0.8	2.3	(2.8)	—

		$1.2	$2.4	$(5.2)	$(1.3)

Derivative contracts not designated as hedging instruments under SFAS No. 133
Commodity contracts	(1)	$—	$—	$(0.8)	$—
Equity forwards	(1)	1.0	—	—	(2.9)

		$1.0	$—	$(0.8)	$(2.9)

Total derivative contracts		$2.2	$2.4	$(6.0)	$(4.2)

(1)	Derivative assets and liabilities are included in Prepaid Expenses and Other Current Assets and Other Current Liabilities, respectively, on our consolidated balance sheets.

The effect of derivative instruments in cash flow hedging relationships on the consolidated statements of earnings for the years ended May 31, 2009 and May 25, 2008, are as follows:

(in millions)	Amount of Gain (Loss) Recognized in AOCI (effective portion)		Location of Gain (Loss) Reclassified from AOCI to Income	Amount of Gain (Loss) Reclassified from AOCI to Income (effective portion)		Location of Gain (Loss) Recognized in Income (ineffective portion)	(1) Amount of Gain (Loss) Recognized in Income (ineffective portion)
	2009	2008		2009	2008		2009	2008
Commodity contracts	$(8.7)	$(0.8)	Cost of Sales	$(6.1)	$0.9	Cost of Sales	$—	$—
Equity forwards	1.2	(3.5)	Cost of Sales	—	—	Cost of Sales	—	(0.6)
Interest rate	(3.8)	8.5	Interest, net	(1.3)	0.2	Interest, net	—	—

	$(11.3)	$4.2		$(7.4)	$1.1		$—	$(0.6)

(1)	Generally, all of our derivative instruments designated as cash flow hedges have some level of ineffectiveness, which is recognized currently in earnings. However, as these amounts are generally nominal and our consolidated financial statements are presented “in millions,” these amounts will generally appear as zero in this tabular presentation.

The effect of derivatives not designated as hedging instruments on the consolidated statements of earnings for the years ended May 31, 2009 and May 25, 2008, are as follows:

	Location of Gain (Loss) Recognized in Income on Derivatives	Amount of Gain (Loss) Recognized in Income
(in millions)		May 31, 2009	May 25, 2008
Commodity contracts	Cost of Sales	$(5.0)	$—
Equity forwards	Cost of Sales	2.1	(2.4)
Equity forwards	Selling, General and Administrative	0.9	(0.7)

		$(2.0)	$(3.1)

Based on the fair value of our derivative instruments designated as cash flow hedges as of May 31, 2009, we expect to reclassify $1.5 million of net losses on derivative instruments from accumulated other comprehensive income (loss) to earnings during the next twelve months based on the timing of our forecasted commodity purchases and maturity of equity forward instruments. However, the amounts ultimately realized in earnings will be dependent on the fair value of the contracts on the settlement dates. We are currently party to commodity derivative contracts designated as cash flow hedges to mitigate the risk of variability in our cash flows related to purchases of related commodities through May 2010.

NOTE 11 - FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. In February 2008, the FASB issued FASB Staff Position No. 157-2, “Effective Date of FASB Statement No. 157,” which permits a one-year deferral for the implementation of SFAS No. 157 with regard to non-financial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. We elected to defer adoption of SFAS No. 157 for such items and we do not currently anticipate that full adoption in fiscal 2010 will materially impact our results of operations or financial position.

On May 26, 2008, we adopted the provisions of SFAS No. 157 related to financial assets and liabilities. The following table summarizes the fair values of financial instruments measured at fair value on a recurring basis at May 31, 2009:

Items Measured at Fair Value
(in millions)		Fair Value of assets (liabilities) at May 31, 2009	Quoted prices in active market for identical assets (liabilities) (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Marketable securities	(1)	$38.6	$24.0	$14.6	$—
Commodities futures and swaps	(2)	(3.2)	—	(3.2)	—
Equity forwards	(3)	1.4	—	1.4	—
Interest rate locks and swaps	(4)	(2.0)	—	(2.0)	—

Total		$34.8	$24.0	$10.8	$—

(1)	The fair value of our marketable securities is based on the closing market prices of the investments when applicable, or, alternatively, valuations utilizing market data and other observable inputs, inclusive of the risk of nonperformance.

(2)	The fair value of our commodities futures and swaps is based on the closing futures market prices of the contracts, inclusive of the risk of nonperformance.

(3)	The fair value of our equity forwards is based on the closing market value of Darden stock, inclusive of the risk of nonperformance.

(4)	The fair value of our interest rate lock and swap agreements is based on the present value of expected future cash flows, inclusive of the risk of nonperformance, using a discount rate appropriate for the duration.

NOTE 12 - FINANCIAL INSTRUMENTS

The fair values of cash equivalents, accounts receivable, accounts payable and short-term debt approximate their carrying amounts due to their short duration.

Marketable securities are carried at fair value and consist of $9.1 million of trading securities related to the RARE Supplemental Deferred Compensation Plan and $29.5 million of available-for-sale securities related to insurance funding requirements for our workers compensation and general liability claims. The following table summarizes cost and market value for our securities that qualify as available-for-sale as of May 31, 2009:

(in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Available-for-sale securities	$28.9	$0.6	$—	$29.5

Earnings include insignificant realized gains and loss from trading securities and from sales of available-for-sale securities. At May 31, 2009, the scheduled maturities of our available-for-sale securities are as follows:

(in millions)	Cost	Market Value
Less than 1 year	$2.1	$2.1
1 to 3 years	20.2	20.6
3 to 5 years	6.6	6.8

Total	$28.9	$29.5

The carrying value and fair value of long-term debt at May 31, 2009 was $1.63 billion and $1.49 billion, respectively. The carrying value and fair value of long-term debt at May 25, 2008 was $1.63 billion and $1.62 billion, respectively. The fair value of long-term debt is determined based on market prices or, if market prices are not available, the present value of the underlying cash flows discounted at our incremental borrowing rates.

NOTE 13 - STOCKHOLDERS’ EQUITY

Treasury Stock

On June 16, 2006, our Board of Directors authorized an additional share repurchase authorization totaling 25.0 million shares in addition to the previous authorization of 137.4 million shares, bringing our total authorizations to 162.4 million. In fiscal 2009, 2008 and 2007, we purchased treasury stock totaling $144.9 million, $159.4 million and $371.2 million, respectively. At May 31, 2009, a total of 152.1 million shares had been repurchased under the authorizations. The repurchased common stock is reflected as a reduction of stockholders’ equity.

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

Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are as follows:

(in millions)	May 31, 2009	May 25, 2008
Foreign currency translation adjustment	$(3.7)	$(1.0)
Unrealized gains (losses) on marketable securities, net of tax	0.3	—
Unrealized gains (losses) on derivatives, net of tax	1.1	4.5
SFAS No. 158 benefit plan funding position, net of tax	(54.9)	(24.2)

Total accumulated other comprehensive income (loss)	$(57.2)	$(20.7)

NOTE 14 - LEASES

An analysis of rent expense incurred related to restaurants in continuing operations is as follows:

	Fiscal Year
(in millions)	2009	2008	2007
Restaurant minimum rent	$102.4	$88.1	$64.3
Restaurant percentage rent	6.6	7.7	4.6
Restaurant rent averaging expense	10.5	8.6	(2.5)
Transportation equipment	3.4	2.9	2.8
Office equipment	1.2	1.2	1.1
Office space	6.6	6.8	5.3
Warehouse space	0.5	0.4	0.3

Total rent expense	$131.2	$115.7	$75.9

Rent expense included in discontinued operations was $1.3 million, $4.5 million and $4.4 million for fiscal 2009, 2008 and 2007, respectively. The annual future lease commitments under capital lease obligations and noncancelable operating leases, including those related to restaurants reported as discontinued operations, for each of the five fiscal years subsequent to May 31, 2009 and thereafter is as follows:

Fiscal Year	Capital	Operating
2010	$5.0	$121.7
2011	5.1	111.1
2012	5.2	98.0
2013	5.3	84.4
2014	5.4	68.0
Thereafter	84.1	246.4

Total future lease commitments	110.1	$729.6

Less imputed interest (at 6.5%)	(50.1)

Present value of future lease commitments	60.0
Less current maturities	(1.1)

Obligations under capital leases, net of current maturities	$58.9

NOTE 15 - INTEREST, NET

The components of interest, net are as follows:

	Fiscal Year
(in millions)	2009	2008	2007
Interest expense	$113.7	$89.2	$43.6
Imputed interest on capital leases	3.9	2.6	—
Capitalized interest	(9.3)	(4.9)	(2.9)
Interest income	(0.9)	(1.2)	(0.6)

Interest, net	$107.4	$85.7	$40.1

Capitalized interest was computed using our average borrowing rate. We paid $103.6 million, $73.6 million and $35.8 million for interest (net of amounts capitalized) in fiscal 2009, 2008 and 2007, respectively.

NOTE 16 - INCOME TAXES

Total income tax expense for fiscal 2009, 2008 and 2007 was allocated as follows:

	Fiscal Year
(in millions)	2009	2008	2007
Earnings from continuing operations	$140.7	$145.2	$153.7
Earnings (losses) from discontinued operations	0.2	3.0	(112.9)

Total consolidated income tax expense	$140.9	$148.2	$40.8

The components of earnings before income taxes from continuing operations and the provision for income taxes thereon are as follows:

	Fiscal Year
(in millions)	2009	2008	2007
Earnings from continuing operations before income taxes:
U.S.	$508.1	$509.6	$524.9
Canada	4.4	5.1	5.9

Earnings from continuing operations before income taxes	$512.5	$514.7	$530.8

Income taxes:
Current:
Federal	$38.1	$98.3	$172.9
State and local	10.5	21.0	33.2
Canada	0.1	0.1	0.1

Total current	$48.7	$119.4	$206.2

Deferred (principally U.S.)	92.0	25.8	(52.5)

Total income taxes	$140.7	$145.2	$153.7

During fiscal 2009, 2008 and 2007, we paid income taxes of $64.4 million, $119.7 million and $75.9 million, respectively.

The following table is a reconciliation of the U.S. statutory income tax rate to the effective income tax rate from continuing operations included in the accompanying consolidated statements of earnings:

	Fiscal Year
	2009	2008	2007
U.S. statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefits	2.3	2.7	3.3
Benefit of federal income tax credits	(8.9)	(7.9)	(6.1)
Other, net	(0.9)	(1.6)	(3.2)

Effective income tax rate	27.5%	28.2%	29.0%

As of May 31, 2009, we had estimated current prepaid federal and state income taxes of $39.7 million and $13.5 million, respectively, which are included in our accompanying consolidated balance sheet as prepaid income taxes.

As of May 31, 2009, we had gross unrecognized tax benefits of $58.1 million, which represents the aggregate tax effect of the differences between tax return positions and benefits recognized in our consolidated financial statements. Of this total, approximately $36.7 million, after considering the federal impact on state issues, would favorably affect the effective tax rate if resolved in our favor. A reconciliation of the beginning and ending amount of unrecognized tax benefits follows:

(in millions)
Balance at May 25, 2008	$77.5
Additions to tax positions recorded during the current year	4.9
Reductions to tax positions due to settlements with taxing authorities	(17.8)
Reductions to tax positions due to statute expiration	(6.5)

Balance at May 31, 2009	$58.1

We recognize accrued interest related to unrecognized tax benefits in interest expense. Penalties, when incurred, are recognized in selling, general and administrative expense. During fiscal 2009 and 2008, we recognized $4.2 million and $2.0 million of interest expense associated with unrecognized tax benefits, respectively. At May 31, 2009, we had $10.2 million accrued for the payment of interest associated with unrecognized tax benefits.

The major jurisdictions in which the Company files income tax returns include the U.S. federal jurisdiction, Canada, and most states in the U.S. that have an income tax. With a few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2001.

Included in the balance of unrecognized tax benefits at May 31, 2009 is $7.6 million related to tax positions for which it is reasonably possible that the total amounts could materially change during the next twelve months based on the outcome of examinations or as a result of the expiration of the statute of limitations for specific jurisdictions. The $7.6 million relates to items that would impact our effective income tax rate.

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

(in millions)	May 31, 2009	May 25, 2008
Accrued liabilities	$56.4	$59.1
Compensation and employee benefits	152.6	141.4
Deferred rent and interest income	42.1	35.6
Asset disposition	5.4	3.5
Other	12.2	7.2

Gross deferred tax assets	$268.7	$246.8

Trademarks and other acquisition related intangibles	(179.7)	(182.1)
Buildings and equipment	(259.5)	(145.1)
Prepaid pension costs	—	(10.3)
Prepaid interest	(1.0)	(1.0)
Capitalized software and other assets	(11.3)	(11.4)
Other	(3.8)	(2.7)

Gross deferred tax liabilities	$(455.3)	$(352.6)

Net deferred tax liabilities	$(186.6)	$(105.8)

A valuation allowance for deferred tax assets is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At May 31, 2009 and May 25, 2008, no valuation allowance has been recognized for deferred tax assets because we believe that sufficient projected future taxable income will be generated to fully utilize the benefits of these deductible amounts.

NOTE 17 - RETIREMENT PLANS

Defined Benefit Plans and Postretirement Benefit Plan

Substantially all of our employees are eligible to participate in a retirement plan. We sponsor non-contributory defined benefit pension plans, that have been frozen, for a group of salaried employees in the United States, in which benefits are based on various formulas that include years of service and compensation factors; and for a group of hourly employees in the United States, in which a fixed level of benefits is provided. Pension plan assets are primarily invested in U.S., international and private equities, long duration fixed-income securities and real assets. Our policy is to fund, at a minimum, the amount necessary on an actuarial basis to provide for benefits in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended and the Internal Revenue Code (IRC), as amended by the Pension Protection Act of 2006. We also sponsor a contributory postretirement benefit plan that provides health care benefits to our salaried retirees. During fiscal years 2009, 2008 and 2007, we funded the defined benefit pension plans in the amount of $0.5 million. We expect to contribute approximately $2.0 million to our defined benefit pension plans during fiscal 2010. During fiscal 2009, 2008 and 2007, we funded the postretirement benefit plan in the amounts of $1.2 million, $1.2 million and $0.8 million, respectively. We expect to contribute approximately $1.0 million to our postretirement benefit plan during fiscal 2010.

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

In fiscal 2009, we adopted the measurement date provision of SFAS 158, which requires the measurement date of defined benefit plan assets and obligations to be consistent with the date of the Company’s fiscal year-end. Previously, the Company measured our defined benefit plan assets and obligations as of the end of our third fiscal quarter. This change in measurement date resulted in a $0.6 million, net of tax, adjustment to the beginning balance of our retained earnings.

The following provides a reconciliation of the changes in the plan benefit obligation, fair value of plan assets and the funded status of the plans as of May 31, 2009 and February 29, 2008 (as noted above, in accordance with the provisions of SFAS No. 158, we began to value our benefit obligations and plan assets as of the end of our fiscal year starting in fiscal 2009):

	Defined Benefit Plans		Postretirement Benefit Plan
(in millions)	2009	2008	2009	2008
Change in Benefit Obligation:
Benefit obligation at beginning of period	$169.7	$177.7	$25.7	$20.1
Service cost	7.5	6.1	0.9	0.7
Interest cost	12.3	9.7	2.1	1.2
Plan amendments	—	0.7	—	—
Participant contributions	—	—	0.3	0.4
Benefits paid	(10.1)	(8.6)	(1.5)	(1.4)
Actuarial (gain) loss	(9.7)	(15.9)	(0.2)	4.7

Benefit obligation at end of period	$169.7	$169.7	$27.3	$25.7

Change in Plan Assets:
Fair value at beginning of period	$191.7	$189.7	$—	$—
Actual return on plan assets	(42.2)	10.2	—	—
Employer contributions	0.5	0.4	1.2	1.0
Participant contributions	—	—	0.3	0.4
Benefits paid	(10.1)	(8.6)	(1.5)	(1.4)

Fair value at end of period	$139.9	$191.7	$—	$—

Reconciliation of the Plan’s Funded Status:
Funded status at end of period	$(29.8)	$22.0	$(27.3)	$(25.7)
Contributions for March to May	—	0.1	—	0.3

(Accrued) prepaid benefit costs	$(29.8)	$22.1	$(27.3)	$(25.4)

The following is a detail of the net funded status of each of our plans of May 31, 2009 and May 25, 2008 and a reconciliation of the amounts included in accumulated other comprehensive income (loss) as of May 31, 2009 and May 25, 2008:

	Defined Benefit Plans		Postretirement Benefit Plan
(in millions)	2009	2008	2009	2008
Components of the Consolidated Balance Sheets:
Non-current assets	$—	$26.8	$—	$—
Current liabilities	(0.4)	(0.4)	(1.0)	(0.6)
Non-current liabilities	(29.4)	(4.3)	(26.3)	(24.8)

Net amounts recognized	$(29.8)	$22.1	$(27.3)	$(25.4)

Amounts Recognized in Accumulated Other Comprehensive Income (Loss), net of tax:
Unrecognized prior service cost	$0.4	$0.4	$(0.1)	$(0.2)
Unrecognized actuarial loss	44.5	12.3	5.6	6.3

Net amounts recognized	$44.9	$12.7	$5.5	$6.1

The accumulated benefit obligation for all pension plans was $164.0 million and $164.7 million at May 31, 2009 and May 25, 2008, respectively. The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $164.0 million and $139.9 million, respectively, at May 31, 2009 and $4.9 million and $0.0 million, respectively, at February 29, 2008. The projected benefit obligation for pension plans with projected benefit obligations in excess of plan assets was $169.7 million and $4.9 million as of May 31, 2009 and May 25, 2008, respectively.

The following table presents the weighted-average assumptions used to determine benefit obligations and net expense:

	Defined Benefit Plans		Postretirement Benefit Plan
	2009	2008	2009	2008
Weighted-average assumptions used to determine benefit obligations at May 31 and May 25 (1)
Discount rate	7.00%	6.50%	7.10%	6.50%
Rate of future compensation increases	3.75%	3.75%	N/A	N/A
Weighted-average assumptions used to determine net expense for fiscal years ended May 31 and May 25 (2)
Discount rate	6.50%	5.80%	6.50%	5.80%
Expected long-term rate of return on plan assets	9.00%	9.00%	N/A	N/A
Rate of future compensation increases	3.75%	3.75%	N/A	N/A

(1)	Determined as of the end of fiscal year.

(2)	Determined as of the beginning of fiscal year.

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

The defined benefit pension plans have the following asset fund allocations at their measurement dates of May 31, 2009 and February 29, 2008, respectively:

Asset Fund Classification	2009	2008
U.S. equities	34%	32%
High-quality, long-duration fixed-income securities	26%	25%
International equities	14%	18%
Real assets	13%	12%
Private equities	13%	13%

Total	100%	100%

For fiscal 2009, 2008 and 2007, we have used an expected long-term rate of return on plan assets for our defined benefit plan of 9.0 percent. In developing our expected rate of return assumption, we have evaluated the actual historical performance and long-term return projections of the plan assets, which give consideration to the asset mix and the anticipated timing of the pension plan outflows. We employ a total return investment approach whereby a mix of equity and fixed income investments are used to maximize the long-term return of plan assets for what we consider a prudent level of risk. Our historical ten-year rate of return on plan assets, calculated using the geometric method average of returns, is approximately 5.7 percent as of May 31, 2009.

The discount rate and expected return on plan assets assumptions have a significant effect on amounts reported for defined benefit pension plans. A quarter percentage point change in the defined benefit plans’ discount rate and the expected long-term rate of return on plan assets would increase or decrease earnings before income taxes by $0.7 million and $0.5 million, respectively.

The assumed health care cost trend rate increase in the per-capita charges for postretirement benefits was 8.0 percent for fiscal 2010. The rate gradually decreases to 4.5 percent through fiscal 2020 and remains at that level thereafter.

The assumed health care cost trend rate has a significant effect on amounts reported for retiree health care plans. A one percentage point variance in the assumed health care cost trend rate would increase or decrease the total of the service and interest cost components of net periodic postretirement benefit cost by $0.8 million and $0.7 million, respectively, and would increase or decrease the accumulated postretirement benefit obligation by $4.5 million and $3.6 million, respectively.

Components of net periodic benefit cost included in continuing operations are as follows:

	Defined Benefit Plans			Postretirement Benefit Plan
(in millions)	2009	2008	2007	2009	2008	2007
Service cost	$6.0	$6.1	$6.0	$0.7	$0.7	$0.7
Interest cost	9.9	9.7	9.0	1.7	1.2	1.0
Expected return on plan assets	(16.3)	(14.8)	(13.7)	—	—	—
Amortization of unrecognized prior service cost	0.2	0.1	0.1	—	(0.1)	—
Recognized net actuarial loss	0.4	4.3	5.4	0.6	0.3	0.2

Net periodic benefit cost	$0.2	$5.4	$6.8	$3.0	$2.1	$1.9

The amortization of the net actuarial loss component of our fiscal 2010 net periodic benefit cost for the defined benefit plans and postretirement benefit plan is expected to be approximately $0.4 million and $0.6 million, respectively.

The following benefit payments are expected to be paid between fiscal 2010 and fiscal 2019:

(in millions)	Defined Benefit Plans	Postretirement Benefit Plan
2010	$11.6	$1.0
2011	10.2	1.0
2012	10.6	0.9
2013	11.1	1.0
2014	11.7	1.2
2015-2019	68.5	8.3

Postemployment Severance Plan

We accrue for postemployment severance costs in accordance with SFAS No. 112, “Employers’ Accounting for Postemployment Benefits – an amendment of FASB Statements No. 5 and 43,” and use guidance found in SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” to measure the cost recognized in our consolidated financial statements. As a result, we use the provisions of SFAS No. 158 to recognize actuarial gains and losses related to our postemployment severance accrual as a component of accumulated other comprehensive income (loss). As of May 31, 2009 and May 25, 2008, $4.5 million and $5.4 million, respectively, of unrecognized actuarial losses related to our postemployment severance plan were included in accumulated other comprehensive income (loss) on a net of tax basis.

Defined Contribution Plan

We have a defined contribution plan covering most employees age 21 and older. We match contributions for participants with at least one year of service up to six percent of compensation, based on our performance. The match ranges from a minimum of $0.25 to $1.20 for each dollar contributed by the participant. The plan had net assets of $477.9 million at May 31, 2009 and $469.0 million at May 25, 2008. Expense recognized in fiscal 2009, 2008 and, 2007 was $2.0 million, $1.3 million and $0.8 million, respectively. Employees classified as “highly compensated” under the Internal Revenue Code are not eligible to participate in this plan. Instead, highly compensated employees are eligible to participate in a separate non-qualified deferred compensation plan. This plan allows eligible employees to defer the payment of part of their annual salary and all or part of their annual bonus and provides for awards that approximate the matching contributions and other amounts that participants would have received had they been eligible to participate in our defined contribution and defined benefit plans. Amounts payable to highly compensated employees under the non-qualified deferred compensation plan totaled $132.1 million and $143.8 million at May 31, 2009 and May 25, 2008, respectively. These amounts are included in other current liabilities.

The defined contribution plan includes an Employee Stock Ownership Plan (ESOP). This ESOP originally borrowed $50.0 million from third parties, with guarantees by us, and borrowed $25.0 million from us at a variable interest rate. The $50.0 million third party loan was refinanced in 1997 by a commercial bank’s loan to us and a corresponding loan from us to the ESOP. Compensation expense is recognized as contributions are accrued. In addition to matching plan participant contributions, our contributions to the plan are also made to pay certain employee incentive bonuses. Fluctuations in our stock price impact the amount of expense to be recognized. Contributions to the plan, plus the dividends accumulated on unallocated shares held by the ESOP, are used to pay principal, interest and expenses of the plan. As loan payments are made, common stock is allocated to ESOP participants. In fiscal 2009, 2008 and 2007, the ESOP incurred interest expense of $0.3 million, $0.9 million and $1.2 million, respectively, and used dividends received of $1.8 million, $4.4 million and $3.6 million, respectively, and contributions received from us of $2.4 million, $0.0 million and $0.7 million, respectively, to pay principal and interest on our debt.

ESOP shares are included in weighted-average common shares outstanding for purposes of calculating net earnings per share. At May 31, 2009, the ESOP’s debt to us had a balance of $11.6 million with a variable rate of interest of 0.69 percent and is due to be repaid no later than December 2014. The number of our common shares held in the ESOP at May 31, 2009 approximated 5.9 million shares, representing 3.7 million allocated shares and 2.2 million suspense shares.

At the end of fiscal 2005, the ESOP borrowed $1.6 million from us at a variable interest rate and acquired an additional 0.05 million shares of our common stock, which were held in suspense within the ESOP at May 29, 2005. The loan, which had a variable interest rate of 0.69 percent at May 31, 2009, is due to be repaid no later than December 2018. The shares acquired under this loan are accounted for in accordance with Statement of Position (SOP) 93-6, “Employers Accounting for Employee Stock Ownership Plans.” Fluctuations in our stock price are recognized as adjustments to common stock and surplus when the shares are committed to be released. These ESOP shares are not considered outstanding until they are committed to be released and, therefore, have been excluded for purposes of calculating basic and diluted net earnings per share at May 31, 2009. The fair value of these shares at May 31, 2009 was $1.6 million.

As part of the RARE acquisition, we assumed RARE’s employee benefit plans. We merged these plans into our existing employee benefit plans during fiscal 2009. As of the date of acquisition, RARE provided its employees who met minimum service requirements with retirement benefits under a 401(k) plan (RARE Plan). Under the RARE Plan, eligible employees were eligible to make contributions of between 1 percent and 20 percent of their annual compensation to one or more investment funds. Officers and highly compensated employees did not participate in the RARE Plan. Quarterly matching contributions were made in an amount equal to 50 percent of the first 5 percent of employee compensation contributed, resulting in a maximum annual company contribution of 2.5 percent of employee compensation. For fiscal 2009 and the period from the date of acquisition through the end of fiscal 2008, we incurred expense under the RARE Plan of $0.0 million and $0.6 million, respectively.

Effective January 1, 2000, RARE implemented the Supplemental Deferred Compensation Plan (Supplemental Plan), a non-qualified plan which allowed officers and highly compensated employees to defer receipt of a portion of their compensation and contribute such amounts to one or more investment funds. The maximum aggregate amount deferred under the Supplemental Plan and the RARE Plan could not exceed the lesser of 20 percent of annual compensation or $50,000. Quarterly matching contributions were made in an amount equal to 50 percent of the first 5 percent of employee compensation contributed, with a maximum annual company contribution of the lesser of 2.5 percent of employee compensation or $5,750. For fiscal 2009 and the period from the date of acquisition through the end of fiscal 2008, we incurred expense under the Supplemental Plan of $0.0 million and $0.4 million, respectively. Upon the acquisition of RARE, all unvested Company contributions to both the RARE Plan and the Supplemental Plan were immediately vested, however, contributions subsequent to the date of acquisition vest according to the plans’ provisions. Company contributions vest at a rate of 20 percent each year beginning after the employee’s first year of service and are made in the form of cash. The Company entered into a rabbi trust agreement to protect the assets of the Supplemental Plan. Participants’ accounts are comprised of their contribution; the company’s matching contribution and each participant’s share of earnings or losses in the Supplemental Plan. In accordance with EITF No. 97-14, “Accounting for Deferred Compensation Arrangements Where Amounts Are Held in a Rabbi Trust and Invested,” the accounts of the rabbi trust are reported in our consolidated financial statements. Our consolidated balance sheet includes the investments in other assets and the offsetting obligation is included in other liabilities. As of May 31, 2009 and May 25, 2008, the balance of the Supplemental Plan was $9.1 million and $13.2 million, respectively. The Supplemental Plan investments are considered trading securities and are reported at fair value with the realized and unrealized holding gains and losses related to these investments, as well as the offsetting compensation expense, recorded in selling, general and administrative expenses.

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

On June 20, 2008, the Board of Directors adopted amendments to the 2002 Plan, which were approved by our shareholders at the September 2008 annual meeting of shareholders. The amendments, among other things, increased the maximum number of shares authorized for issuance under the 2002 Plan from 9.55 million to 12.70 million. On June 19, 2008, the Compensation Committee of the Board of Directors approved amendments to the RARE Plan, to provide a “fungible share pool” approach to manage authorized shares under the RARE Plan. On June 16, 2006, the Board of Directors adopted amendments to the 2002 Plan, which were approved by our shareholders at the September 2006 annual meeting of shareholders. The amendments, among other things, implemented a “fungible share pool” approach to manage authorized shares in order to improve the flexibility of awards going forward, and eliminated the limits on the number of restricted stock and RSU awards and the number of awards to non-employee directors, and provided that, in determining the number of shares available for grant, a formula will be applied such that all future awards other than stock options and stock appreciation rights will be counted as double the number of shares covered by such award.

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

The Director Compensation Program was amended, effective September 1, 2008, to eliminate payment of meeting fees for regular Board meetings, as well as the initial and annual grant of stock options. As of September 1, 2008, our Director Compensation Program provides for payments to non-employee directors of: (a) an annual retainer and meeting fees for special Board meetings and committee meetings; (b) an additional annual retainer for committee chairs; and (c) an annual award of common stock with a fair value of $0.1 million on the date of grant.

Stock-based compensation expense included in continuing operations for fiscal 2009, 2008 and 2007 was as follows:

	Fiscal Year
(in millions)	2009	2008	2007
Stock options	$20.4	$25.2	$15.8
Restricted stock/restricted stock units	9.4	12.9	5.2
Darden stock units	8.4	4.2	5.6
Performance stock units	0.4	4.1	2.6
Employee stock purchase plan	1.6	1.6	1.3
Director compensation program/other	1.3	0.9	1.1

	$41.5	$48.9	$31.6

The following table presents a summary of our stock option activity as of and for the year ended May 31, 2009:

	Options (in millions)	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (Yrs)	Aggregate Intrinsic Value (in millions)
Outstanding beginning of period	16.7	$25.36

Options granted	2.1	33.23
Options exercised	(3.3)	16.18
Options canceled	(0.3)	32.25

Outstanding end of period	15.2	$28.30	5.57	$130.2

Exercisable	9.6	$23.80	4.08	$119.9

The weighted-average fair value of non-qualified stock options granted during fiscal 2009, 2008 and 2007 used in computing compensation expense for fiscal 2009, 2008 and 2007 was $10.52, $14.05 and $13.87, respectively. The total intrinsic value of options exercised during fiscal 2009, 2008 and 2007 was $56.4 million, $57.9 million and $97.8 million, respectively. Cash received from option exercises during fiscal 2009, 2008 and 2007 was $50.8 million, $61.5 million and $50.9 million, respectively. Stock options have a maximum contractual period of ten years from the date of grant. We settle employee stock option exercises with authorized but unissued shares of Darden common stock or treasury shares we have acquired through our ongoing share repurchase program.

Pursuant to the acquisition of RARE, we converted employee stock options to purchase 2.7 million outstanding shares of RARE common stock to options to purchase 2.4 million shares of Darden common stock. The total value of the options was $42.9 million, $31.9 million of which was included in the cost of the acquisition, as this value related to vested awards as of the acquisition date. The remaining $11.0 million relates to the value of the unvested awards that is being charged as an expense subsequent to the acquisition. During fiscal 2009 and 2008, we recognized $1.3 million and $9.3 million, respectively, of stock-based compensation expense related to these awards.

As of May 31, 2009, there was $31.5 million of unrecognized compensation cost related to unvested stock options granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 1.6 years. The total fair value of stock options that vested during fiscal 2009 was $16.1 million.

Restricted stock and RSUs are granted at a value equal to the market price of our common stock on the date of grant. Restrictions lapse with regard to restricted stock, and RSUs are settled in shares, at the end of their vesting periods, which is generally four years.

The following table presents a summary of our restricted stock and RSU activity as of and for the fiscal year ended May 31, 2009:

	Shares (in millions)	Weighted-Average Grant Date Fair Value Per Share
Outstanding beginning of period	1.4	$31.40

Shares granted	0.2	30.26
Shares vested	(0.6)	29.03

Outstanding end of period	1.0	$31.36

As of May 31, 2009, there was $14.7 million of unrecognized compensation cost related to unvested restricted stock and RSUs granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 1.7 years. The total fair value of restricted stock and RSUs that vested during fiscal 2009, 2008 and, 2007 was $16.8 million, $13.1 million and $5.4 million, respectively.

Pursuant to the acquisition of RARE, we converted 0.5 million outstanding shares of RARE employee restricted stock and performance-based restricted stock units to 0.4 million shares of Darden restricted stock. The total value of the restricted shares was $16.8 million, $8.6 million of which was included in the cost of the acquisition as this value related to vested awards as of the acquisition date. The remaining $8.2 million relates to the value of the unvested awards and will be charged to expense subsequent to the acquisition. During fiscal 2009 and 2008, we recognized $2.1 million and $3.7 million, respectively, of stock-based compensation expense related to these awards.

Darden stock units are granted at a value equal to the market price of our common stock on the date of grant and will be settled in cash at the end of their vesting periods, which range between four and five years, at the then market price of our common stock. Compensation expense is measured based on the market price of our common stock each period, is amortized over the vesting period and the vested portion is carried as a liability in our accompanying consolidated balance sheets. We also entered into equity forward contracts to hedge the risk of changes in future cash flows associated with the unvested, unrecognized Darden stock units granted during fiscal 2009, 2008 and 2007 (see Note 10 – Derivative Instruments and Hedging Activities for additional information).

The following table presents a summary of our Darden stock unit activity as of and for the fiscal year ended May 31, 2009:

	Units (in millions)	Weighted-Average Fair Value Per Unit
Outstanding beginning of period	1.1	$31.74

Units granted	0.4	35.51
Units vested	(0.2)	35.66
Units canceled	(0.1)	34.59

Outstanding end of period	1.2	$36.17

Based on the value of our common stock as of May 31, 2009, there was $17.0 million of unrecognized compensation cost related to Darden stock units granted under our incentive plans. This cost is expected to be recognized over a weighted-average period of 2.7 years. Darden stock units with a fair value of $5.7 million vested during fiscal 2009.

The following table presents a summary of our performance stock unit activity as of and for the fiscal year ended May 31, 2009:

	Units (in millions)	Weighted-Average Fair Value Per Unit
Outstanding beginning of period	0.5	$39.43

Units granted	0.3	33.44
Units vested	(0.1)	38.97

Outstanding end of period	0.7	$38.33

The performance stock units vest over a period of five years following the date of grant, and the annual vesting target for each fiscal year is 20.0 percent of the total number of units covered by the award. The number of units that actually vests each year will be determined based on the achievement of Company performance criteria set forth in the award agreement and may range from zero to 150.0 percent of the annual target. These awards may be settled in cash or shares of common stock, at the election of the Company on the date of grant. Performance stock unit grants for fiscal 2008 and 2007 were designated as equity settled awards, while the fiscal 2009 grant was designated as a cash settled award. Holders will receive one share of common stock for each performance stock unit that vests. For equity settled awards, compensation expense is measured based on grant date fair value and amortized over the vesting period. Cash settled awards are measured based on the market price of our common stock each period, are amortized over the vesting period and the vested portion is carried as a liability in our accompanying consolidated balance sheets. As of May 31, 2009, there was $20.4 million of unrecognized compensation cost related to unvested performance stock units granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 2.9 years. The total fair value of performance stock units that vested in fiscal 2009 was $2.7 million.

We maintain an Employee Stock Purchase Plan to provide eligible employees who have completed one year of service (excluding senior officers subject to Section 16(b) of the Securities Exchange Act of 1934, and certain other employees who are employed less than full time or own five percent or more of our capital stock or that of any subsidiary) an opportunity to invest up to $5.0 thousand per calendar quarter to purchase shares of our common stock, subject to certain limitations. Under the plan, up to an aggregate of 3.6 million shares are available for purchase by employees at a purchase price that is 85.0 percent of the fair market value of our common stock on either the first or last trading day of each calendar quarter, whichever is lower. Cash received from employees pursuant to the plan during fiscal 2009, 2008 and 2007 was $6.6 million, $6.6 million and $5.8 million, respectively.

NOTE 19 - COMMITMENTS AND CONTINGENCIES

As collateral for performance on contracts and as credit guarantees to banks and insurers, we were contingently liable for guarantees of subsidiary obligations under standby letters of credit. At May 31, 2009 and May 25, 2008, we had $104.5 million and $64.4 million, respectively, of standby letters of credit related to workers’ compensation and general liabilities accrued in our consolidated financial statements. At May 31, 2009 and May 25, 2008, we had $19.2 million and $10.0 million, respectively, of standby letters of credit related to contractual operating lease obligations and other payments. All standby letters of credit are renewable annually.

At May 31, 2009 and May 25, 2008, we had $8.8 million and $5.8 million, respectively, of guarantees associated with leased properties that have been assigned to third parties. These amounts represent the maximum potential amount of future payments under the guarantees. The fair value of these potential payments discounted at our pre-tax cost of capital at May 31, 2009 and May 25, 2008, amounted to $6.3 million and $4.2 million, respectively. We did not accrue for the guarantees, as the likelihood of the third parties defaulting on the assignment agreements was deemed to be less than probable. In the event of default by a third party, the indemnity and default clauses in our assignment agreements govern our ability to recover from and pursue the third party for damages incurred as a result of its default. We do not hold any third-party assets as collateral related to these assignment agreements, except to the extent that the assignment allows us to repossess the building and personal property. These guarantees expire over their respective lease terms, which range from fiscal 2009 through fiscal 2021.

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

Like other restaurant companies and retail employers, in a few states we have been faced with allegations of purported class-wide wage and hour violations. In April 2009, a former Red Lobster employee filed a purported class action in New York state court, alleging wage and hour violations and meal and rest break practices in violation of New York law, seeking an unspecified amount of damages. We believe that our practices were lawful, and intend to vigorously defend our position in this action.

In July 2008, an action was filed in California state court by a group of former Red Lobster managers alleging that the salaried general managers of the restaurants were not paid minimum wage for all hours worked because they were not paid for time spent attending various seminars and conferences. In addition, the managers claim that they were not provided with rest and meal breaks pursuant to California law. The complaint seeks to have the suit certified as a class action. Although we believe that our policies and practices were lawful, following mediation with the plaintiffs we reached a settlement of these claims for approximately $0.1 million. We accrued this amount during the fourth quarter of fiscal 2009 and expect to pay the settlement amount during fiscal 2010 at the completion of the settlement process.

In August 2008, an action was filed in California state court by a former Red Lobster server alleging that Red Lobster’s scheduling practices resulted in failure to properly pay reporting time (minimum shift) pay as well as to pay minimum wage, to provide itemized wage statements, and to timely pay employees upon the termination of their employment. The complaint sought to have the suit certified as a class action. Although we believed that our policies and practices were lawful, we reached a preliminary settlement of this matter under which we would pay approximately $0.5 million. We paid the settlement amount during the first quarter or fiscal 2010 at the completion of the settlement process.

On September 18, 2008, the Equal Employment Opportunity Commission filed suit in the United States District Court for the Northern District of Ohio alleging that African-American employees of the Bahama Breeze restaurant in Beachwood, Ohio were subjected to discriminatory employment practices in violation of Title VII of the Civil Rights Act of 1964 and Title I of the Civil Rights Act of 1991. The complaint seeks to enjoin the alleged discriminatory practices and seeks compensatory damages for the employees. We believe that our practices were lawful, and we intend to vigorously defend our position in this action.

On March 13, 2008, a purported class action complaint alleging violation of the federal securities laws was filed by an institutional shareholder against Darden and certain of our current officers, one of whom is also a director, in the United States District Court for the Middle District of Florida. The complaint was filed on behalf of all purchasers of Darden’s common stock between June 19, 2007 and December 18, 2007 (the Class). The complaint alleges that during that period, the defendants issued false and misleading statements in press releases and public filings that misrepresented and failed to disclose certain information, and that as a result, had no reasonable basis for statements about Darden’s prospects and guidance for fiscal 2008. The complaint alleges claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. The plaintiff seeks to recover unspecified damages on behalf of the Class. Darden and the individual defendants moved to dismiss the complaint. On July 2, 2009, the magistrate judge assigned to the action entered a Report and Recommendation recommending dismissal of all claims. On July 17, 2009, the plaintiffs filed an objection to the Report and Recommendation with the District Court Judge. We intend to vigorously defend our position in this action.

By letter dated May 9, 2008, a putative shareholder demanded that our Board of Directors take action to remedy alleged breaches of fiduciary duty to Darden by certain officers and directors. The letter contains similar allegations to those in the purported class action described above regarding the alleged issuance of false and misleading statements and omissions regarding Darden’s financial results and sales growth. On September 10, 2008, this same putative shareholder on behalf of nominal defendant Darden filed a shareholder derivative civil action in the Circuit Court of the Ninth Judicial Circuit of Orange County, Florida against Darden, our Board of Directors, and several of our senior executives, including the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. The allegations in the complaint arise out of the same facts alleged in the purported class action complaint referenced above. In particular, the complaint alleges that during the period June 19, 2007 and December 18, 2007, certain of the defendants issued false and misleading statements in press releases and public filings that misrepresented and failed to disclose certain information about Darden’s prospects and earnings guidance for fiscal 2008, and that certain defendants benefited from these false and misleading statements in selling Darden stock at an inflated price. The complaint seeks to recover in favor of Darden, damages sustained by Darden as a result of the defendants’ alleged breaches of fiduciary duty, and the imposition of a constructive trust in favor of Darden for the amount of proceeds realized by certain defendants from the sale of Darden stock. Fees and costs, as well as equitable relief, are also sought. The Board has formed a special litigation committee to evaluate these claims. The shareholder derivative action has been stayed pending the special litigation committee’s review.

NOTE 20 - SUBSEQUENT EVENT

On June 19, 2009, the Board of Directors declared a cash dividend of 25 cents per share to be paid August 3, 2009 to all shareholders of record as of the close of business on July 10, 2009.

NOTE 21 - QUARTERLY DATA (UNAUDITED)

The following table summarizes unaudited quarterly data for fiscal 2009 and fiscal 2008:

	Fiscal 2009 - Quarters Ended
(in millions, except per share data)	Aug. 24	Nov. 23	Feb. 22	May 31 (1)	Total (2)
Sales	$1,774.2	$1,668.9	$1,798.9	$1,975.5	$7,217.5
Earnings before income taxes	114.4	82.5	148.5	167.1	512.5
Earnings from continuing operations	82.4	58.5	108.1	122.8	371.8
(Losses) earnings from discontinued operations, net of tax	(0.3)	1.1	(0.6)	0.2	0.4
Net earnings	82.1	59.6	107.5	123.0	372.2
Basic net earnings per share:
Earnings from continuing operations	0.59	0.43	0.79	0.89	2.71
(Losses) earnings from discontinued operations	—	0.01	—	—	—
Net earnings	0.59	0.44	0.79	0.89	2.71
Diluted net earnings per share:
Earnings from continuing operations	0.58	0.42	0.78	0.87	2.65
(Losses) earnings from discontinued operations	—	0.01	—	—	—
Net earnings	0.58	0.43	0.78	0.87	2.65

Dividends paid per share	0.20	0.20	0.20	0.20	0.80
Stock price:
High	37.01	32.26	29.54	40.26	40.26
Low	29.04	13.54	15.66	24.32	13.54

	Fiscal 2008 - Quarters Ended
(in millions, except per share data)	Aug. 26	Nov. 25	Feb. 24	May 25	Total
Sales	$1,467.5	$1,522.0	$1,811.4	$1,825.5	$6,626.5
Earnings before income taxes	151.9	59.2	156.9	146.6	514.7
Earnings from continuing operations	106.6	44.1	115.6	103.3	369.5
(Losses) earnings from discontinued operations, net of tax	(0.7)	(0.6)	10.4	(1.5)	7.7
Net earnings	105.9	43.5	126.0	101.8	377.2
Basic net earnings per share:
Earnings from continuing operations	0.76	0.31	0.82	0.74	2.63
(Losses) earnings from discontinued operations	(0.01)	—	0.08	(0.01)	0.06
Net earnings	0.75	0.31	0.90	0.73	2.69
Diluted net earnings per share:
Earnings from continuing operations	0.73	0.30	0.80	0.72	2.55
(Losses) earnings from discontinued operations	(0.01)	—	0.08	(0.01)	0.05
Net earnings	0.72	0.30	0.88	0.71	2.60

Dividends paid per share	0.18	0.18	0.18	0.18	0.72
Stock price:
High	47.08	44.78	40.45	37.45	47.08
Low	38.93	38.93	20.99	28.20	20.99

(1)	The quarter ended May 31, 2009 consisted of 14 weeks, while all other quarters consisted of 13 weeks.

(2)	The year ended May 31, 2009 consisted of 53 weeks, while fiscal 2008 consisted of 52 weeks.

Five-Year Financial Summary

Financial Review 2009

	Fiscal Year Ended
(In millions, except per share data)	May 31, 2009 (1)	May 25, 2008	May 27, 2007	May 28, 2006	May 29, 2005
Operating Results (2)
Sales	$7,217.5	$6,626.5	$5,567.1	$5,353.6	$4,977.6

Costs and expenses:
Cost of sales:
Food and beverage	2,200.3	1,996.2	1,616.1	1,570.0	1,490.3
Restaurant labor	2,308.2	2,124.7	1,808.2	1,722.1	1,594.2
Restaurant expenses	1,128.4	1,017.8	834.5	806.4	742.8

Total cost of sales, excluding restaurant depreciation and amortization (3)	$5,636.9	$5,138.7	4,258.8	$4,098.5	$3,827.3
Selling, general and administrative	665.6	641.7	534.6	504.8	467.3
Depreciation and amortization	283.1	245.7	200.4	197.0	194.7
Interest, net	107.4	85.7	40.1	43.9	44.7
Asset impairment, net	12.0	—	2.4	1.3	2.0

Total costs and expenses	$6,705.0	$6,111.8	$5,036.3	$4,845.5	$4,536.0

Earnings before income taxes	512.5	514.7	530.8	508.1	441.6
Income taxes	(140.7)	(145.2)	(153.7)	(156.3)	(141.7)

Earnings from continuing operations	$371.8	$369.5	$377.1	$351.8	$299.9

Earnings (losses) from discontinued operations, net of tax expense (benefit) of $0.2, $3.0, ($112.9), ($12.1) and ($8.3)	0.4	7.7	(175.7)	(13.6)	(9.3)

Net earnings	$372.2	$377.2	$201.4	$338.2	$290.6

Basic net earnings per share:
Earnings from continuing operations	$2.71	$2.63	$2.63	$2.35	$1.91
Earnings (losses) from discontinued operations	—	$0.06	($1.23)	($0.09)	($0.06)
Net earnings	$2.71	$2.69	$1.40	$2.26	$1.85

Diluted net earnings per share:
Earnings from continuing operations	$2.65	$2.55	$2.53	$2.24	$1.84
Earnings (losses) from discontinued operations	—	$0.05	($1.18)	($0.08)	($0.06)
Net earnings	$2.65	$2.60	$1.35	$2.16	$1.78

Average number of common shares outstanding:
Basic	137.4	140.4	143.4	149.7	156.7
Diluted	140.4	145.1	148.8	156.9	163.4

Financial Position
Total assets	$5,025.2	$4,730.6	$2,880.8	$3,010.2	$2,937.8
Land, buildings and equipment, net	3,306.7	3,066.0	2,184.4	2,446.0	2,351.5
Working capital (deficit)	(541.3)	(668.3)	(529.0)	(648.5)	(637.3)
Long-term debt, less current portion	1,632.3	1,634.3	491.6	494.7	350.3
Stockholders’ equity	1,606.0	1,409.1	1,094.5	1,229.8	1,273.0
Stockholders’ equity per outstanding share	11.53	10.03	7.74	8.37	8.25

Five-Year Financial Summary (continued)

	Fiscal Year Ended
(In millions, except per share data)	May 31, 2009	May 25, 2008	May 27, 2007	May 28, 2006	May 29, 2005
Other Statistics
Cash flows from operations (1) (2)	$783.5	$766.8	$569.8	$699.1	$550.0
Capital expenditures (2) (4)	535.3	1,627.3	345.2	273.5	210.4
Dividends paid	110.2	100.9	65.7	59.2	12.5
Dividends paid per share	0.80	0.72	0.46	0.40	0.08
Advertising expense (2)	308.3	257.8	230.0	223.0	206.5
Stock price:
High	40.26	47.08	45.88	42.75	33.11
Low	13.54	20.99	33.29	28.80	19.30
Close	$36.17	$31.74	$45.32	$36.51	$32.80
Number of employees	178,692	178,200	156,500	157,300	150,100
Number of restaurants (2)	1,773	1,702	1,324	1,292	1,268

(1)	Fiscal year 2009 consisted of 53 weeks while all other fiscal years consisted of 52 weeks.

(2)	Consistent with our consolidated financial statements, information has been presented on a continuing operations basis. Accordingly, the activities related to Smokey Bones, Rocky River Grillhouse and the nine Bahama Breeze restaurants closed in fiscal 2007 have been excluded.

(3)	Excludes restaurant depreciation and amortization of $267.1, $230.0, $186.4, $181.1 and $180.2, respectively.

(4)	Fiscal 2008 includes net cash used in the acquisition of RARE Hospitality International, Inc. of $1.20 billion in addition to $429.2 million of capital expenditures related principally to building new restaurants and replacing old restaurants and equipment.