Form 10-K, Exhibit 13
period 2010-05-30
DARDEN RESTAURANTS INC
filed 2010-07-23
CIK 940944

EXHIBIT 13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis below for Darden Restaurants, Inc. (Darden, the Company, we, us or our) should be read in conjunction with our consolidated financial statements and related financial statement notes found elsewhere in this report.

We operate on a 52/53 week fiscal year, which ends on the last Sunday in May. Fiscal 2010 and 2008 consisted of 52 weeks of operation, while fiscal 2009 consisted of 53 weeks of operation. We have included in this discussion certain financial information for fiscal 2009 on a 52-week basis to assist users in making comparisons to our other fiscal years. For fiscal 2009, results presented on a 52-week basis exclude the last week of the fiscal year.

OVERVIEW OF OPERATIONS

Our business operates in the full-service dining segment of the restaurant industry, primarily in the United States. At May 30, 2010, we operated 1,824 Red Lobster®, Olive Garden®, LongHorn Steakhouse®, The Capital Grille®, Bahama Breeze® and Seasons 52® restaurants in the United States and Canada. Through subsidiaries, we own and operate all of our restaurants in the United States and Canada, except for three restaurants located in Central Florida that are owned by joint ventures and managed by us. The joint ventures pay management fees to us, and we control the joint ventures’ use of our service marks. None of our restaurants in the United States or Canada are franchised. As of May 30, 2010, we franchised 5 LongHorn Steakhouse restaurants in Puerto Rico to an unaffiliated franchisee, and 25 Red Lobster restaurants in Japan to an unaffiliated Japanese corporation, under area development and franchise agreements.

Our sales from continuing operations were $7.11 billion in fiscal 2010 compared to $7.22 billion in fiscal 2009. The 1.4 percent decrease was primarily driven by the impact of the 53rd week in fiscal 2009 and the combined same-restaurant sales decrease for Olive Garden, Red Lobster and LongHorn Steakhouse, partially offset by the addition of 32 net new Olive Gardens, 10 net new LongHorn Steakhouses, 4 net new Red Lobsters, 3 new The Capital Grilles, 3 new Seasons 52s and 1 new Bahama Breeze. Although our combined same-restaurant sales for Olive Garden, Red Lobster and LongHorn Steakhouse declined 2.6 percent, this compares to a decline of 4.9 percent for the Knapp-TrackTM benchmark of U.S. same-restaurant sales excluding Darden. During fiscal 2010, as a result of a significantly higher trend in gift card redemptions, we changed our estimate of gift card breakage and adjusted unearned revenue with a corresponding reduction in gift card breakage income of $20.4 million, which is included in sales. Net earnings from continuing operations for fiscal 2010 were $407.0 million ($2.86 per diluted share) compared with net earnings from continuing operations for fiscal 2009 of $371.8 million ($2.65 per diluted share). Net earnings from continuing operations for fiscal 2010 increased 9.5 percent and diluted net earnings per share from continuing operations increased 7.9 percent compared with fiscal 2009. Diluted net earnings per share growth for fiscal 2010 was reduced by approximately nine cents as a result of adjustments to our gift card redemption rate, referred to above.

Our net losses from discontinued operations were $2.5 million ($0.02 per diluted share) for fiscal 2010, compared with earnings from discontinued operations of $0.4 million ($0.00 per diluted share) for fiscal 2009. When combined with results from continuing operations, our diluted net earnings per share were $2.84 and $2.65 for fiscal 2010 and 2009, respectively.

During the second quarter of fiscal 2008, we completed the acquisition of RARE Hospitality International, Inc. (RARE) for $1.27 billion in total purchase price. RARE owned two principal restaurant brands, LongHorn Steakhouse and The Capital Grille, of which 288 and 29 locations, respectively, were in operation as of the date of acquisition. The acquisition was completed on October 1, 2007 and the acquired operations are included in our consolidated financial statements from the date of acquisition.

During fiscal 2007 and 2008 we closed or sold all Smokey Bones and Rocky River Grillhouse restaurants and we closed nine Bahama Breeze restaurants. These restaurants and their related activities have been classified as discontinued operations. Therefore, for the fiscal 2010, 2009 and 2008 years, all impairment losses and disposal costs, gains and losses on disposition, along with the sales, costs and expenses and income taxes attributable to these restaurants have been aggregated in a single caption entitled “(Losses) earnings from discontinued operations, net of tax (benefit) expense” on the consolidated statements of earnings found elsewhere in this report.

In fiscal 2011, we expect a net increase of approximately 70 to 75 restaurants. We expect combined U.S. same-restaurant sales in fiscal 2011 to increase 2 percent to 3 percent for Red Lobster, Olive Garden and LongHorn Steakhouse. We expect fiscal 2011 sales to increase between 5.5 percent and 6.5 percent and diluted net earnings per share growth from continuing operations for fiscal 2011 to range from 14 percent to 17 percent.

In June 2010, we announced a quarterly dividend of 32 cents per share, payable on August 2, 2010. Previously, our quarterly dividend was 25 cents per share, or $1.00 per share on an annual basis. Based on the 32 cent quarterly dividend declaration, our expected annual dividend is $1.28 per share, a 28 percent increase. Dividends are subject to the approval of the Company’s Board of Directors and, accordingly, the timing and amount of our dividends are subject to change.

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

Increasing same-restaurant sales can improve restaurant earnings because these incremental sales provide better leverage of our fixed and semi-fixed restaurant-level costs. A restaurant brand can generate same-restaurant sales increases through increases in guest traffic, increases in the average guest check, or a combination of the two. The average guest check can be impacted by menu price changes and by the mix of menu items sold. For each restaurant brand, we gather daily sales data and regularly analyze the guest traffic counts and the mix of menu items sold to aid in developing menu pricing, product offerings and promotional strategies. We view same-restaurant guest counts as a measure of the long-term health of a restaurant brand, while increases in average check and menu mix may contribute more significantly to near-term profitability. We focus on balancing our pricing and product offerings with other initiatives to produce sustainable same-restaurant sales growth.

We compute same-restaurant sales using restaurants open at least 16 months because this period is generally required for new restaurant sales levels to normalize. Sales at newly opened restaurants generally do not make a significant contribution to profitability in their initial months of operation due to operating inefficiencies. Our sales and expenses can be impacted significantly by the number and timing of new restaurant openings and closings, relocation and remodeling of existing restaurants. Pre-opening expenses each period reflect the costs associated with opening new restaurants in current and future periods.

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

RESULTS OF OPERATIONS FOR FISCAL 2010, 2009 AND 2008

The following table sets forth selected operating data as a percentage of sales from continuing operations for the fiscal years ended May 30, 2010, May 31, 2009 and May 25, 2008. This information is derived from the consolidated statements of earnings found elsewhere in this report. Additionally, this information and the following analysis have been presented with the results of operations, gains and losses on disposition, impairment charges and closing costs for the Smokey Bones and Rocky River Grillhouse restaurants and the nine closed Bahama Breeze restaurants classified as discontinued operations for all periods presented. The results of operations of the LongHorn Steakhouse, The Capital Grille, Hemenway’s Seafood Grille & Oyster Bar and The Old Grist Mill Tavern restaurants have been included for all periods subsequent to their acquisition by Darden in the second quarter of fiscal 2008. Hemenway’s Seafood Grille & Oyster Bar and The Old Grist Mill Tavern restaurants were sold in the first and fourth fiscal quarters of 2010, respectively.

	Fiscal Years
	2010	2009	2008

Sales	100.0%	100.0%	100.0%
Costs and expenses:
Cost of sales:
Food and beverage	28.8	30.5	30.1
Restaurant labor	33.1	32.0	32.1
Restaurant expenses	15.2	15.6	15.3

Total cost of sales, excluding restaurant depreciation and amortization of 4.0%, 3.7% and 3.5%, respectively	77.1%	78.1%	77.5%
Selling, general and administrative	9.6	9.2	9.7
Depreciation and amortization	4.3	3.9	3.7
Interest, net	1.3	1.5	1.3
Asset impairment, net	0.1	0.2	0.0

Total costs and expenses	92.4%	92.9%	92.2%

Earnings before income taxes	7.6	7.1	7.8
Income taxes	(1.9)	(1.9)	(2.2)

Earnings from continuing operations	5.7	5.2	5.6
(Losses) earnings from discontinued operations, net of taxes	(0.0)	0.0	0.1

Net earnings	5.7%	5.2%	5.7%

SALES

Sales from continuing operations were $7.11 billion in fiscal 2010, $7.22 billion in fiscal 2009 and $6.63 billion in fiscal 2008. The 1.4 percent decrease in sales from continuing operations for fiscal 2010 was primarily driven by the impact of the 53rd week in fiscal 2009 and the combined same-restaurant sales decrease for Olive Garden, Red Lobster and LongHorn Steakhouse, partially offset by the addition of 32 net new Olive Gardens, 10 net new LongHorn Steakhouses, 4 net new Red Lobsters, 3 new The Capital Grilles, 3 new Seasons 52s and 1 new Bahama Breeze. The 53rd week contributed $123.7 million of sales in fiscal 2009.

Olive Garden sales of $3.32 billion in fiscal 2010 were 1.0 percent above last year. Olive Garden opened 32 net new restaurants during fiscal 2010. On a 52-week basis, annual U.S. same-restaurant sales for Olive Garden decreased 1.0 percent due to a 3.0 percent decrease in same-restaurant guest counts partially offset by a 2.0 percent increase in average guest check. Average annual sales per restaurant for Olive Garden were $4.7 million in fiscal 2010 compared to $4.8 million in fiscal 2009 (52-week basis).

Red Lobster sales of $2.49 billion in fiscal 2010 were 5.3 percent below last year. Red Lobster opened four net new restaurants during fiscal 2010. On a 52-week basis, annual U.S. same-restaurant sales for Red Lobster decreased 4.9 percent due to a 6.3 percent decrease in same-restaurant guest counts, partially offset by a 1.4 percent increase in average guest check. Average annual sales per restaurant for Red Lobster were $3.6 million in fiscal 2010 compared to $3.8 million in fiscal 2009 (52-week basis).

LongHorn Steakhouse sales of $881.8 million in fiscal 2010 were 0.7 percent below last year. LongHorn Steakhouse opened 10 net new restaurants during fiscal 2010. On a 52-week basis, annual same-restaurant sales for LongHorn Steakhouse decreased 1.9 percent due to a 4.2 percent decrease in same-restaurant guest counts, partially offset by a 2.3 percent increase in average guest check. Average annual sales per restaurant for LongHorn Steakhouse were $2.7 million in fiscal 2010 compared to $2.8 million in fiscal 2009 (52-week basis).

The Capital Grille sales of $241.8 million in fiscal 2010 were 3.2 percent above last year. The Capital Grille opened three new restaurants during fiscal 2010. On a 52-week basis, annual same-restaurant sales for The Capital Grille decreased 7.8 percent due to a 5.9 percent decrease in same-restaurant guest counts combined with a 1.9 percent decrease in average guest check. Average annual sales per restaurant for The Capital Grille were $6.2 million in fiscal 2010 compared to $6.8 million in fiscal 2009 (52-week basis).

Bahama Breeze sales of $130.0 million in fiscal 2010 were 1.0 percent below last year. Bahama Breeze opened one new restaurant during fiscal 2010. When compared to a 52-week basis for fiscal 2009, annual same-restaurant sales for Bahama Breeze decreased 2.9 percent due to a 2.0 percent decrease in same-restaurant guest counts combined with a 0.9 percent decrease in average guest check. Average annual sales per restaurant for Bahama Breeze were $5.4 million in fiscal 2010 compared to $5.5 million in fiscal 2009 (52-week basis).

The 8.9 percent increase in Company-wide sales for fiscal 2009 versus fiscal 2008 was primarily due to the contribution of LongHorn Steakhouse and The Capital Grille for the entire fiscal year, a net increase of 38 Olive Gardens, 16 net new LongHorn Steakhouses, 10 net new Red Lobsters and 5 new The Capital Grilles in fiscal 2009, the impact of the 53 rd week and U.S. same-restaurant sales increases at Olive Garden. Olive Garden’s fiscal 2009 sales of $3.29 billion were 7.2 percent above fiscal 2008 sales. On a 52-week basis, annual U.S. same-restaurant sales for Olive Garden increased 0.3 percent in fiscal 2009 due to a 2.6 percent increase in average guest check, partially offset by a 2.3 percent decrease in same-restaurant guest counts. Average annual sales per restaurant for Olive Garden were $4.8 million in fiscal 2009 (52-week basis) compared to $4.9 million in fiscal 2008. Red Lobster’s sales of $2.62 billion in fiscal 2009 were 0.2 percent below fiscal 2008 sales. On a 52-week basis, annual U.S. same-restaurant sales for Red Lobster decreased 2.2 percent due to a 5.1 percent decrease in same-restaurant guest counts, partially offset by a 2.9 percent increase in average check. Average annual sales per restaurant for Red Lobster were $3.8 million in fiscal 2009 (52-week basis) compared to $3.9 million in fiscal 2008. LongHorn Steakhouse’s fiscal 2009 sales of $888.4 million were 3.6 percent above the comparable prior year period (which were included in RARE’s separately reported results of operations), driven by sales from 16 net new restaurants, partially offset by a same-restaurant sales decrease. On a 52-week basis, annual same-restaurant sales for LongHorn Steakhouse decreased 5.6 percent due to a 7.3 percent decrease in same-restaurant guest counts, partially offset by a 1.7 percent increase in average guest check. Average annual sales per restaurant for LongHorn Steakhouse were $2.8 million in fiscal 2009 compared to $2.9 million in fiscal 2008. The Capital Grille’s fiscal 2009 sales of $234.4 million were 3.3 percent below the comparable prior year period (which were included in RARE’s separately reported results of operations), driven by a same-restaurant sales decrease partially offset by sales from five new restaurants. On a 52-week basis, annual same-restaurant sales for The Capital Grille decreased 15.5 percent due to a 16.3 percent decrease in same-restaurant guest counts, partially offset by a 0.8 percent increase in average guest check. Average annual sales per restaurant for The Capital Grille were $6.8 million in fiscal 2009 (52-week basis) compared to $8.1 million in fiscal 2008. Bahama Breeze’s fiscal 2009 sales from continuing operations of $131.4 million decreased 2.9 percent from fiscal 2008. On a 52-week basis, annual same-restaurant sales for Bahama Breeze decreased 6.0 percent due to a 7.8 percent decrease in same-restaurant guest counts, partially offset by a 1.8 percent increase in average guest check. Average annual sales per restaurant for Bahama Breeze were $5.5 million in fiscal 2009 (52-week basis) compared to $5.9 million in fiscal 2008.

COSTS AND EXPENSES

Total costs and expenses from continuing operations were $6.57 billion in fiscal 2010, $6.70 billion in fiscal 2009 and $6.11 billion in fiscal 2008. As a percent of sales, total costs and expenses from continuing operations in fiscal 2010 were 92.4 percent, which decreased from 92.9 percent in fiscal 2009 and increased from 92.2 percent in fiscal 2008.

Food and beverage costs decreased $149.1 million, or 6.8 percent, from $2.20 billion in fiscal 2009 to $2.05 billion in fiscal 2010. Food and beverage costs increased $204.1 million, or 10.2 percent, from $2.00 billion in fiscal 2008 to $2.20 billion in fiscal 2009. As a percent of sales, food and beverage costs decreased from fiscal 2009 to fiscal 2010 primarily as a result of lower seafood, beef and commodity costs and pricing. As a percent of sales, food and beverage costs increased from fiscal 2008 to fiscal 2009 primarily as a result of the acquisition of RARE, whose brands have historically had higher food and beverage costs, as a percent of sales, compared to our consolidated average prior to the acquisition, as well as increases in food costs, such as dairy, wheat and pork, which were partially offset by pricing increases and decreases in seafood costs.

Restaurant labor costs increased $42.4 million, or 1.8 percent, from $2.31 billion in fiscal 2009 to $2.35 billion in fiscal 2010. Restaurant labor costs increased $183.5 million, or 8.6 percent, from $2.12 billion in fiscal 2008 to $2.31 billion in fiscal 2009. As a percent of sales, restaurant labor costs increased in fiscal 2010 primarily as a result of an increase in wage rates, manager compensation, employee medical costs and the impact of sales deleveraging partially offset by productivity gains and reduced turnover. As a percent of sales, restaurant labor costs decreased in fiscal 2009 from fiscal 2008 primarily as a result of the acquisition of RARE, whose brands have historically had lower restaurant labor costs, as a percent of sales, compared to our consolidated average prior to the acquisition, as well as pricing and lower employee medical costs. As a percent of sales, this decrease in restaurant labor costs was partially offset by an increase in wage rates and manager compensation.

Restaurant expenses (which include lease, property tax, credit card, utility, workers’ compensation, insurance, new restaurant pre-opening and other restaurant-level operating expenses) decreased $46.2 million, or 4.1 percent, from $1.13 billion in fiscal 2009 to $1.08 billion in fiscal 2010. Restaurant expenses increased $110.6 million, or 10.9 percent, from $1.02 billion in fiscal 2008 to $1.13 billion in fiscal 2009. As a percent of sales, restaurant expenses decreased in fiscal 2010 as compared to fiscal 2009 primarily as a result of lower utility costs and repair and maintenance expenses, which were partially offset by the impact of sales deleveraging. As a percent of sales, restaurant expenses increased in fiscal 2009 as compared to fiscal 2008 primarily as a result of higher utility costs, RARE’s higher restaurant expenses as a percent of sales compared to our consolidated average prior to the acquisition and integration costs and purchase accounting adjustments related to the RARE acquisition, partially offset by a decrease in credit card expense.

Selling, general and administrative expenses increased $18.9 million, or 2.8 percent, from $665.6 million in fiscal 2009 to $684.5 million in fiscal 2010. Selling, general and administrative expenses increased $23.9 million, or 3.7 percent, from $641.7 million in fiscal 2008 to $665.6 million in fiscal 2009. As a percent of sales, selling, general and administrative expenses increased from fiscal 2009 to fiscal 2010 primarily as a result of unfavorable market-driven changes in fair value related to our non-qualified deferred compensation plans in fiscal 2010 compared to fiscal 2009, as well as an increase in advertising expenses, performance incentive compensation and the impact of sales deleveraging. As a percent of sales, selling, general and administrative expenses decreased from fiscal 2008 to fiscal 2009 primarily as a result of a reduction in transaction and integration-related costs and purchase accounting adjustments related to the RARE acquisition, market-driven changes in fair value related to our non-qualified deferred compensation plans, sales growth leveraging and lower corporate level expenses as a result of savings initiatives, partially offset by an increase in advertising expenses.

Depreciation and amortization expense increased $17.8 million, or 6.3 percent, from $283.1 million in fiscal 2009 to $300.9 million in fiscal 2010. Depreciation and amortization expense increased $37.4 million, or 15.2 percent, from $245.7 million in fiscal 2008 to $283.1 million in fiscal 2009. As a percent of sales, depreciation and amortization expense increased in fiscal 2010 as a result of new restaurant openings, the incremental depreciation associated with the new restaurant support center facility and sales deleveraging. As a percent of sales, depreciation and amortization expense increased in fiscal 2009 as a result of new restaurant openings, which was partially offset by increased sales growth leveraging.

Net interest expense decreased $13.5 million, or 12.6 percent, from $107.4 million in fiscal 2009 to $93.9 million in fiscal 2010. Net interest expense increased $21.7 million, or 25.3 percent, from $85.7 million in fiscal 2008 to $107.4 million in fiscal 2009. As a percent of sales, net interest expense decreased in fiscal 2010 compared to fiscal 2009 primarily as a result of lower average debt balances associated with the repayment of all our short-term debt and the release of interest reserves associated with the favorable resolution in the current year of prior year tax matters. As a percent of sales, net interest expense increased in fiscal 2009 compared to fiscal 2008 mainly to an increase in average long-term debt balances associated with the acquisition of RARE, partially offset by a decrease in interest rates on our short-term debt.

During fiscal 2010, 2009 and 2008, we recognized asset impairment charges of $6.2 million, $12.0 million and $0.0 million, respectively, related primarily to the planned closure, disposal, relocation or rebuilding of certain restaurants and write downs of assets held for disposition reported in continuing operations.

INCOME TAXES

The effective income tax rates for fiscal 2010, 2009 and 2008 continuing operations were 25.1 percent, 27.5 percent and 28.2 percent, respectively. The decrease in our effective rate for fiscal 2010 is due primarily to the impact of market-driven changes in the value of our trust-owned life insurance that are excluded for tax purposes and favorable resolution of prior year tax matters expensed in prior years. The decrease in our effective rate for fiscal 2009 compared to fiscal 2008 is due primarily to an increase in FICA tax credits for employee reported tips.

NET EARNINGS AND NET EARNINGS PER SHARE FROM CONTINUING OPERATIONS

Net earnings from continuing operations for fiscal 2010 were $407.0 million ($2.86 per diluted share) compared with net earnings from continuing operations for fiscal 2009 of $371.8 million ($2.65 per diluted share) and net earnings from continuing operations for fiscal 2008 of $369.5 million ($2.55 per diluted share).

Net earnings from continuing operations for fiscal 2010 increased 9.5 percent and diluted net earnings per share from continuing operations increased 7.9 percent compared with fiscal 2009. The increases in net earnings and diluted net earnings per share from continuing operations were primarily due to decreases in food and beverage costs, restaurant expenses and interest expenses as a percent of sales, which were only partially offset by increases in restaurant labor, selling, general and administrative expenses and depreciation and amortization expenses as a percent of sales. Diluted net earnings per share growth for fiscal 2010 was reduced by approximately nine cents as a result of adjustments to our gift card redemption rate assumptions based on current consumer redemption behavior. The additional operating week in fiscal 2009 contributed approximately six cents of diluted net earnings per share in fiscal 2009.

Net earnings from continuing operations for fiscal 2009 were $371.8 million ($2.65 per diluted share) compared with net earnings from continuing operations for fiscal 2008 of $369.5 million ($2.55 per diluted share). Net earnings from continuing operations for fiscal 2009 increased 0.6 percent and diluted net earnings per share from continuing operations increased 3.9 percent compared with fiscal 2008. Integration costs and purchase accounting adjustments related to the acquisition of RARE reduced diluted net earnings per share from continuing operations by approximately 10 cents and 19 cents in fiscal 2009 and 2008, respectively. The additional operating week in fiscal 2009 contributed approximately six cents of diluted net earnings per share in fiscal 2009. Diluted net earnings per share from continuing operations also benefited from the cumulative impact of our share repurchase program.

(LOSSES) EARNINGS FROM DISCONTINUED OPERATIONS

On an after-tax basis, losses from discontinued operations for fiscal 2010 were $2.5 million ($0.02 per diluted share) compared with earnings from discontinued operations for fiscal 2009 of $0.4 million ($0.00 per diluted share) and earnings from discontinued operations for fiscal 2008 of $7.7 million ($0.05 per diluted share). During fiscal 2008, we recorded an $18.0 million gain on disposal related to the sale of the operating Smokey Bones restaurants.

SEASONALITY

Our sales volumes fluctuate seasonally. During fiscal 2010 and 2008, our average sales per restaurant were highest in the winter and spring, followed by the summer, and lowest in the fall. During 2009, our average sales per restaurant were highest in the summer and spring, followed by the winter, and lowest in the fall. Holidays, changes in the economy, severe weather and similar conditions may impact sales volumes seasonally in some operating regions. Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.

IMPACT OF INFLATION

We attempt to minimize the annual effects of inflation through appropriate planning, operating practices and menu price increases. We do not believe inflation had a significant overall effect on our annual results of operations during fiscal 2010. However, we experienced higher than normal inflationary costs during the first half of fiscal 2009, consistent with those experienced during fiscal 2008, although the overall impact of inflation was less in fiscal 2009 than in fiscal 2008 as these inflationary costs subsided during the second half of fiscal 2009. During periods of higher than expected inflationary costs, we have been able to reduce the annual impact utilizing these strategies.

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

Our significant accounting policies are more fully described in Note 1 to the consolidated financial statements. However, certain of our accounting policies that are considered critical are those we believe are both most important to the portrayal of our financial condition and operating results and require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be most critical in understanding the judgments that are involved in preparing our consolidated financial statements.

Land, Buildings and Equipment

Land, buildings and equipment are recorded at cost less accumulated depreciation. Building components are depreciated over estimated useful lives ranging from seven to 40 years using the straight-line method. Leasehold improvements, which are reflected on our consolidated balance sheets as a component of buildings in land, buildings and equipment, net, are amortized over the lesser of the expected lease term, including cancelable option periods, or the estimated useful lives of the related assets using the straight-line method. Equipment is depreciated over estimated useful lives ranging from two to ten years, also using the straight-line method.

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

Within the provisions of certain of our leases, there are rent holidays and escalations in payments over the base lease term, as well as renewal periods. The effects of the holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes cancelable option periods we are reasonably assured to exercise because failure to exercise such options would result in an economic penalty to the Company. The lease term commences on the date when we have the right to control the use of the leased property, which is typically before rent payments are due under the terms of the lease. The leasehold improvements and property held under capital leases for each restaurant facility are amortized on the straight-line method over the shorter of the estimated life of the asset or the same expected lease term used for lease accounting purposes. Many of our leases have renewal periods totaling five to 20 years, exercisable at our option, and require payment of property taxes, insurance and maintenance costs in addition to the rent payments. The consolidated financial statements reflect the same lease term for amortizing leasehold improvements as we use to determine capital versus operating lease classifications and in calculating straight-line rent expense for each restaurant. Percentage rent expense is generally based upon sales levels and is accrued when we determine that it is probable that such sales levels will be achieved.

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

Impairment of Long-Lived Assets

Land, buildings and equipment and certain other assets, including definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the assets. Identifiable cash flows are measured at the lowest level for which they are largely independent of the cash flows of other groups of assets and liabilities, generally at the restaurant level. If these assets are determined to be impaired, the amount of impairment recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Fair value is generally determined by appraisals or sales prices of comparable assets. Restaurant sites and certain other assets to be disposed of are reported at the lower of their carrying amount or fair value, less estimated costs to sell. Restaurant sites and certain other assets to be disposed of are included in assets held for sale within prepaid expenses and other current assets in our consolidated balance sheets when certain criteria are met. These criteria include the requirement that the likelihood of disposing of these assets within one year is probable. For assets that meet the held-for-sale criteria, we separately evaluate whether those assets also meet the requirements to be reported as discontinued operations. Principally, if we discontinue cash flows and no longer have any significant continuing involvement with respect to the operations of the assets, we classify the assets and related results of operations as discontinued. We consider guest transfer (an increase in guests at another location as a result of the closure of a location) as continuing cash flows and evaluate the significance of expected guest transfer when evaluating a restaurant for discontinued operations reporting. To the extent we dispose of enough assets where classification between continuing operations and discontinued operations would be material to our consolidated financial statements, we utilize the reporting provisions for discontinued operations. Assets whose disposal is not probable within one year remain in land, buildings and equipment until their disposal within one year is probable.

We account for exit or disposal activities, including restaurant closures, in accordance with FASB Accounting Standards Codification (ASC) Topic 420, Exit or Disposal Cost Obligations. Such costs include the cost of disposing of the assets as well as other facility-related expenses from previously closed restaurants. These costs are generally expensed as incurred. Additionally, at the date we cease using a property under an operating lease, we record a liability for the net present value of any remaining lease obligations, net of estimated sublease income. Any subsequent adjustments to that liability as a result of lease termination or changes in estimates of sublease income are recorded in the period incurred. Upon disposal of the assets, primarily land, associated with a closed restaurant, any gain or loss is recorded in the same caption within our consolidated statements of earnings as the original impairment.

The judgments we make related to the expected useful lives of long-lived assets and our ability to realize undiscounted cash flows in excess of the carrying amounts of these assets are affected by factors such as the ongoing maintenance and improvements of the assets, changes in economic conditions, changes in usage or operating performance, desirability of the restaurant sites and other factors, such as our ability to sell our assets held for sale. As we assess the ongoing expected cash flows and carrying amounts of our long-lived assets, significant adverse changes in these factors could cause us to realize a material impairment loss. During fiscal 2010, we recognized asset impairment losses of $6.2 million ($3.8 million after tax), primarily related to the write-down of assets held for disposition based on updated valuations, the permanent closure of three Red Lobsters and three LongHorn Steakhouses and the write-down of two LongHorn Steakhouses and one Olive Garden based on an evaluation of expected cash flows. During fiscal 2009, we recognized asset impairment losses of $12.0 million ($7.4 million after tax), primarily related to the write-down of assets held for disposition, the permanent closure of one LongHorn Steakhouse and the write-down of another LongHorn Steakhouse based on an evaluation of expected cash flows. Asset impairment losses are included in asset impairment, net, on our consolidated statements of earnings. During fiscal 2008 we recognized no asset impairment losses.

Valuation and Recoverability of Goodwill and Indefinite-Lived Intangible Assets

We review our goodwill and other indefinite-lived intangible assets, primarily our trademarks, for impairment annually, as of the first day of our fiscal fourth quarter, or more frequently if indicators of impairment exist. Goodwill and other indefinite-lived intangible assets not subject to amortization have been assigned to reporting units for purposes of impairment testing. The reporting units are our restaurant brands. At May 30, 2010 and May 31, 2009, we had goodwill of $517.3 million and $518.7 million, respectively, and trademarks of $454.0 million and $454.4 million, respectively.

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

The goodwill impairment test involves a two-step process. The first step is a comparison of each reporting unit’s fair value to its carrying value. We estimate fair value using the best information available, including market information and discounted cash flow projections (also referred to as the income approach). The income approach uses a reporting unit's projection of estimated operating results and cash flows that is discounted using a weighted-average cost of capital that reflects current market conditions. The projection uses management's best estimates of economic and market conditions over the projected period including growth rates in sales, costs and number of units, estimates of future expected changes in operating margins and cash expenditures. Other significant estimates and assumptions include terminal value growth rates, future estimates of capital expenditures and changes in future working capital requirements. We validate our estimates of fair value under the income approach by comparing the values to fair value estimates using a market approach. A market approach estimates fair value by applying cash flow and sales multiples to the reporting unit’s operating performance. The multiples are derived from comparable publicly traded companies with similar operating and investment characteristics of the reporting units.

If the fair value of the reporting unit is higher than its carrying value, goodwill is deemed not to be impaired, and no further testing is required. If the carrying value of the reporting unit is higher than its fair value, there is an indication that impairment may exist and the second step must be performed to measure the amount of impairment loss. The amount of impairment is determined by comparing the implied fair value of reporting unit goodwill to the carrying value of the goodwill in the same manner as if the reporting unit was being acquired in a business combination. Specifically, we would allocate the fair value to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis that would calculate the implied fair value of goodwill. If the implied fair value of goodwill is less than the recorded goodwill, we would record an impairment loss for the difference.

Consistent with our accounting policy for goodwill and other indefinite-lived intangibles, we performed our annual impairment test of our goodwill and other indefinite-lived intangible assets as of the first day of our fiscal fourth quarter. As of the beginning of our fiscal fourth quarter, we had six reporting units; Red Lobster, Olive Garden, LongHorn Steakhouse, The Capital Grille, Bahama Breeze and Seasons 52. Two of these reporting units, LongHorn Steakhouse and The Capital Grille, have a significant amount of goodwill. As part of our process for performing the step one impairment test of goodwill, we estimated the fair value of our reporting units utilizing the income approach described above to derive an enterprise value of the Company. We reconciled the enterprise value to our overall estimated market capitalization. The estimated market capitalization considers recent trends in our market capitalization and an expected control premium, based on comparable recent and historical transactions. Based on the results of the step one impairment test, no impairment of goodwill was indicated.

Given the significance of goodwill related to these reporting units, we also performed sensitivity analyses on our estimated fair value of LongHorn Steakhouse and The Capital Grille using the income approach. A key assumption in our fair value estimate is the weighted-average cost of capital utilized for discounting our cash flow estimates in our income approach. We selected a weighted-average cost of capital for LongHorn Steakhouse of 11.0 percent and The Capital Grille of 12.0 percent. An increase in the weighted-average cost of capital of approximately 725 basis points and approximately 170 basis points would result in an impairment of a portion of the goodwill of LongHorn Steakhouse and The Capital Grille, respectively. The estimated fair value of LongHorn Steakhouse and The Capital Grille exceeded their carrying value by approximately 82 percent and 18 percent, respectively.

The fair value of other indefinite-lived intangible assets, primarily trademarks, are estimated and compared to the carrying value. We estimate the fair value of these intangible assets using the relief-from-royalty method, which requires assumptions related to projected sales from our annual long-range plan; assumed royalty rates that could be payable if we did not own the trademarks; and a discount rate. We recognize an impairment loss when the estimated fair value of the indefinite-lived intangible asset is less than its carrying value. We completed our impairment test of our indefinite-lived intangibles and concluded as of the date of the test, there was no impairment of the trademarks for LongHorn Steakhouse and The Capital Grille. A key assumption in our fair value estimate is the discount rate utilized in the relief-from-royalty method. We selected a discount rate for LongHorn Steakhouse of 12.0 percent and The Capital Grille of 13.0 percent. An increase in the discount rate of approximately 160 basis points and approximately 90 basis points would result in impairment of a portion of the trademark of LongHorn Steakhouse and The Capital Grille, respectively.

We determined that there was no goodwill or indefinite-lived intangible asset impairment as of the first day of our fiscal fourth quarter and no additional indicators of impairment were identified through the end of our fiscal fourth quarter that would require us to test further for impairment. However, declines in our market capitalization (reflected in our stock price) as well as in the market capitalization of other companies in the restaurant industry, declines in sales at our restaurants, and significant adverse changes in the operating environment for the restaurant industry may result in a future impairment loss.

Changes in circumstances, existing at the measurement date or at other times in the future, or in the numerous estimates associated with management’s judgments and assumptions made in assessing the fair value of our goodwill, could result in an impairment loss of a portion or all of our goodwill or other indefinite-lived intangible assets. If we recorded an impairment loss, our financial position and results of operations would be adversely affected and our leverage ratio for purposes of our credit agreement would increase. A leverage ratio exceeding the maximum permitted under our credit agreement would be a default under our credit agreement. At May 30, 2010, a write down of goodwill, other indefinite-lived intangible assets, or any other assets in excess of approximately $1.07 billion, on an after-tax basis, would have been required to cause our leverage ratio to exceed the permitted maximum. As our leverage ratio is determined on a quarterly basis and due to the seasonal nature of our business, a lesser amount of impairment in future quarters could cause our leverage ratio to exceed the permitted maximum.

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

Unearned Revenues

Unearned revenues represent our liability for gift cards that have been sold but not yet redeemed. We recognize sales from our gift cards when the gift card is redeemed by the customer. Although there are no expiration dates or dormancy fees for our gift cards, based on our historical gift card redemption patterns, we can reasonably estimate the amount of gift cards for which redemption is remote, which is referred to as “breakage”. We recognize breakage within sales for unused gift card amounts in proportion to actual gift card redemptions, which is also referred to as the “redemption recognition” method. The estimated value of gift cards expected to go unused is recognized over the expected period of redemption as the remaining gift card values are redeemed. Utilizing this method, we estimate both the amount of breakage and the time period of redemption. If actual redemption patterns vary from our estimates, actual gift card breakage income may differ from the amounts recorded. We update our estimate of our breakage rate periodically and apply that rate to gift card redemptions. A 10 percent change in our breakage rate assumption on unredeemed gift cards would result in an $18.0 million adjustment in our unearned revenues.

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

FASB ASC Topic 740, Income Taxes, requires that a position taken or expected to be taken in a tax return be recognized (or derecognized) in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

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

Included in the balance of unrecognized tax benefits at May 30, 2010 is $0.3 million related to tax positions for which it is reasonably possible that the total amounts could change during the next twelve months based on the outcome of examinations or as a result of the expiration of the statute of limitations for specific jurisdictions. The $0.3 million relates to items that would impact our effective income tax rate.

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

We currently manage our business and our financial ratios to maintain an investment grade bond rating, which allows flexible access to financing at reasonable costs. Currently, our publicly issued long-term debt carries “Baa3” (Moody's Investors Service), “BBB” (Standard & Poor's) and “BBB” (Fitch) ratings. Our commercial paper has ratings of “P-3” (Moody's Investors Service), “A-2” (Standard & Poor's) and “F-2” (Fitch). These ratings are as of the date of this annual report and have been obtained with the understanding that Moody's Investors Service, Standard & Poor's and Fitch will continue to monitor our credit and make future adjustments to these ratings to the extent warranted. The ratings are not a recommendation to buy, sell or hold our securities, may be changed, superseded or withdrawn at any time and should be evaluated independently of any other rating.

We maintain a $750.0 million revolving credit facility under a Credit Agreement (Revolving Credit Agreement) dated September 20, 2007 with Bank of America, N.A. (BOA), as administrative agent, and the lenders (Revolving Credit Lenders) and other agents party thereto. The Revolving Credit Agreement is a senior unsecured debt obligation of the Company and contains customary representations, affirmative and negative covenants (including limitations on liens and subsidiary debt, and a maximum consolidated lease adjusted total debt to total capitalization ratio of 0.75 to 1.00) and events of default usual for credit facilities of this type. As of May 30, 2010, we were in compliance with all covenants under the Revolving Credit Agreement.

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

Loans under the Revolving Credit Agreement bear interest at a rate of LIBOR plus a margin determined by reference to a ratings-based pricing grid, or the base rate (which is defined as the higher of the BOA prime rate and the Federal Funds rate plus 0.500 percent). Assuming a “BBB” equivalent credit rating level, the applicable margin under the Revolving Credit Agreement will be 0.350 percent. We may also request that loans under the Revolving Credit Agreement be made at interest rates offered by one or more of the Revolving Credit Lenders, which may vary from the LIBOR or base rate, for up to $100.0 million of borrowings. The Revolving Credit Agreement requires that we pay a facility fee on the total amount of the facility (ranging from 0.070 percent to 0.175 percent, based on our credit ratings) and, in the event that the outstanding amounts under the Revolving Credit Agreement exceed 50 percent of the aggregate commitments under the Revolving Credit Agreement, a utilization fee on the total amount outstanding under the facility (ranging from 0.050 percent to 0.150 percent, based on our credit ratings). As of May 30, 2010, we had no outstanding balances under the Revolving Credit Agreement. As of May 30 2010, $58.4 million of letters of credit were outstanding, which are backed by this facility.

In September 2008, Lehman Brothers Holdings Inc. (Lehman Brothers) and certain of its subsidiaries filed for bankruptcy protection. A subsidiary of Lehman Brothers was one of the Revolving Credit Lenders under our Revolving Credit Agreement with a commitment of $50.0 million, and defaulted on its obligation to fund our request for borrowings under the Revolving Credit Agreement. Accordingly, our ability to borrow under the Revolving Credit Agreement effectively was reduced by the amount of Lehman Brothers’ commitment. In April 2010, however, Lehman’s commitment was assigned to another then-existing Revolving Credit Lender, so the aggregate commitments available under our facility have been restored to $750.0 million. After consideration of borrowings currently outstanding and letters of credit backed by the Revolving Credit Agreement, as of May 30, 2010, we had $691.6 million of credit available under the Revolving Credit Agreement.

On October 11, 2007, we issued $350.0 million of unsecured 5.625 percent senior notes due October 2012, $500.0 million of unsecured 6.200 percent senior notes due October 2017 and $300.0 million of unsecured 6.800 percent senior notes due October 2037 (collectively, the New Senior Notes) under a registration statement filed with the Securities and Exchange Commission (SEC) on October 9, 2007. Discount and issuance costs, which were $4.3 million and $11.7 million, respectively, are being amortized over the terms of the New Senior Notes using the straight-line method, the results of which approximate the effective interest method. The interest rate payable on each series of the New Senior Notes is subject to adjustment from time to time if the debt rating assigned to the series of the New Senior Notes is downgraded below a certain rating level (or subsequently upgraded). The maximum adjustment is 2.000 percent above the initial interest rate and the interest rate cannot be reduced below the initial interest rate. As of May 30, 2010, no adjustments to these interest rates had been made. We may redeem any series of the New Senior Notes at any time in whole or from time to time in part, at the principal amount plus a make-whole premium. If we experience a change of control triggering event, we may be required to purchase the New Senior Notes from the holders.

We also have $150.0 million of unsecured 4.875 percent senior notes due in August 2010 and $75.0 million of unsecured 7.450 percent medium-term notes due in April 2011 included in current liabilities as current portion of long-term debt, which we plan to repay from a combination of cash on hand, borrowing from our revolving credit facility and through the issuance of unsecured debt securities in fiscal 2011.

All of our long-term debt currently outstanding is expected to be repaid entirely at maturity with interest being paid semi-annually over the life of the debt. The aggregate maturities of long-term debt for each of the five fiscal years subsequent to May 30, 2010 and thereafter are $225.0 million in fiscal 2011, $0.0 million in fiscal 2012, $350.0 million in fiscal 2013, $0.0 million in fiscal 2014, $0.0 million in fiscal 2015 and $1.06 billion thereafter.

During the first quarter of fiscal 2010, we entered into interest rate swap agreements with $375.0 million of notional value to limit the risk of changes in fair value of our $150.0 million senior notes due August 2010, $75.0 million medium-term notes due April 2011, and a portion of the $350 million senior notes due October 2012 attributable to changes in the benchmark interest rate, between now and maturity of the related debt. The swap agreements effectively swap the fixed rate obligations for floating rate obligations, thereby mitigating changes in fair value of the related debt prior to maturity. The swap agreements were designated as fair value hedges of the related debt and met the requirements to be accounted for under the short-cut method, resulting in no ineffectiveness in the hedging relationship. Gains and losses on the interest rate swap agreements used to hedge the fair value of the related debt are recognized in earnings, as are the losses and gains associated with the changes in fair value of the related debt. During fiscal 2010, $3.4 million was recognized as a reduction to interest expense.

During the fourth quarter of fiscal 2008 and the first quarter of fiscal 2009, we entered into treasury-lock derivative instruments with $150.0 million of notional value to hedge a portion of the risk of changes in the benchmark interest rate associated with the expected issuance of long-term debt to refinance our $150.0 million senior notes due August 2010 and our $75.0 million medium-term notes due April 2011, as changes in the benchmark interest rate will cause variability in our forecasted interest payments. These derivative instruments are designated as cash flow hedges and to the extent they are effective in offsetting the variability of the hedged cash flows, changes in the derivatives' fair value are not included in current earnings but are included in accumulated other comprehensive income (loss). These changes in fair value will subsequently be reclassified into earnings as a component of interest expense as interest is incurred on the forecasted debt issuance. Ineffectiveness measured in the hedging relationship is recorded currently in earnings in the period it occurs. The fair value of these outstanding treasury-lock derivative instruments was a net loss of $10.5 million at May 30, 2010 and is included, net of tax of $6.5 million, in accumulated other comprehensive income (loss).

During the second quarter of fiscal 2008, we entered into treasury-lock derivative instruments with $550.0 million of notional value to hedge a portion of the risk of changes in the benchmark interest rate prior to the issuance of the New Senior Notes, as changes in the benchmark interest rate would cause variability in our forecasted interest payments. These instruments were all settled at the issuance of the New Senior Notes for a cumulative gain of $6.2 million. These instruments were designated as effective cash flow hedges, therefore, the gain was recorded in accumulated other comprehensive income (loss) and is reclassified into earnings as an adjustment to interest expense as interest on the New Senior Notes or similar debt is incurred. Gains of $0.8 million and $0.8 million were recognized in earnings during fiscal 2010 and 2009, respectively, as an adjustment to interest expense.

We currently do not have any provisions in our interest rate swap, treasury-lock or other derivative agreements that would require either counterparty to hold or post collateral in the event that the market value of the related derivative instrument exceeds a certain limit.

At May 30, 2010, our long-term debt consisted principally of:

•	$350.0 million of unsecured 5.625 percent senior notes due in October 2012;
•	$100.0 million of unsecured 7.125 percent debentures due in February 2016;
•	$500.0 million of unsecured 6.200 percent senior notes due in October 2017;
•	$150.0 million of unsecured 6.000 percent senior notes due in August 2035;
•	$300.0 million of unsecured 6.800 percent senior notes due in October 2037; and
•	An unsecured, variable rate $9.8 million commercial bank loan due in December 2018 that is used to support a loan from us to the Employee Stock Ownership Plan portion of the Darden Savings Plan.

Through our shelf registration statement on file with the SEC, depending on conditions prevailing in the public capital markets, we may issue unsecured debt securities from time to time in one or more series, which may consist of notes, debentures or other evidences of indebtedness in one or more offerings.

We may from time to time repurchase our outstanding debt in privately negotiated transactions. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements and other factors.

A summary of our contractual obligations and commercial commitments at May 30, 2010, is as follows (in millions):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt (1)	$2,759.3	$323.2	$518.8	$139.2	$1,778.1
Operating leases	756.4	126.6	218.8	160.1	250.9
Purchase obligations (2)	560.2	514.4	45.8	—	—
Capital lease obligations (3)	105.1	5.1	10.5	10.9	78.6
Benefit obligations (4)	215.2	28.4	34.1	42.5	110.2
Unrecognized income tax benefits (5)	36.4	0.3	33.9	2.2	—
Total contractual obligations	$4,432.6	$998.0	$861.9	$354.9	$2,217.8

	Amount of Commitment Expiration per Period
Other Commercial Commitments	Total Committed	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Standby letters of credit (6)	$117.3	$117.3	$—	$—	$—
Guarantees (7)	9.0	1.6	2.7	2.4	2.3
Total commercial commitments	$126.3	$118.9	$2.7	$2.4	$2.3

1)

Includes interest payments associated with existing long-term debt, including the current portion. Variable-rate interest payments associated with the ESOP loan were estimated based on an average interest rate of 4.0 percent. Excludes issuance discount of $4.9 million.

2)	Includes commitments for food and beverage items and supplies, capital projects and other miscellaneous commitments.
3)	Includes total imputed interest of $46.2 million over the life of the capital lease obligations.
4)

Includes expected contributions associated with our defined benefit plans and payments associated with our postretirement benefit plan and our non-qualified deferred compensation plan through fiscal 2020.

5)	Includes interest on unrecognized income tax benefits of $6.1 million.
6)

Includes letters of credit for $97.3 million of workers’ compensation and general liabilities accrued in our consolidated financial statements, $58.4 million of which are backed by our Revolving Credit Agreement, letters of credit for $1.4 million of lease payments included in the contractual operating lease obligation payments noted above and other letters of credit totaling $18.6 million.

7)

Consists solely of guarantees associated with leased properties that have been assigned to third parties. We are not aware of any non-performance under these arrangements that would result in our having to perform in accordance with the terms of the guarantees.

Our fixed-charge coverage ratio, which measures the number of times each year that we earn enough to cover our fixed charges, amounted to 4.7 times and 4.2 times, on a continuing operations basis, for the fiscal years ended May 30, 2010 and May 31, 2009, respectively. Our adjusted debt to adjusted total capital ratio (which includes 6.25 times the total annual minimum rent of $120.8 million and $114.1 million for the fiscal years ended May 30, 2010 and May 31, 2009, respectively, as components of adjusted debt and adjusted total capital) was 57 percent and 62 percent at May 30, 2010 and May 31, 2009, respectively. We include the lease-debt equivalent and contractual guarantees in our adjusted debt to adjusted total capital ratio reported to shareholders, as we believe its inclusion better represents the optimal capital structure that we target from period to period and because it is consistent with the calculation of the covenant under our Revolving Credit Agreement.

Based on these ratios, we believe our financial condition is strong. The composition of our capital structure is shown in the following table.

(In millions, except ratios)	May 30, 2010	May 31, 2009
CAPITAL STRUCTURE
Short-term debt	$—	$150.0
Current portion long-term debt	225.0	—
Long-term debt, excluding unamortized discounts	1,413.6	1,637.9
Capital lease obligations	58.9	60.0
Total debt	$1,697.5	$1,847.9
Stockholders’ equity	1,894.0	1,606.0
Total capital	$3,591.5	$3,453.9

CALCULATION OF ADJUSTED CAPITAL
Total debt	$1,697.5	$1,847.9
Lease-debt equivalent	755.0	713.1
Guarantees	9.0	8.8
Adjusted debt	$2,461.5	$2,569.8
Stockholders’ equity	1,894.0	1,606.0
Adjusted total capital	$4,355.5	$4,175.8

CAPITAL STRUCTURE RATIOS
Debt to total capital ratio	47%	54%
Adjusted debt to adjusted total capital ratio	57%	62%

Net cash flows provided by operating activities from continuing operations were $903.4 million, $783.5 million and $766.8 million in fiscal 2010, 2009 and 2008, respectively. Net cash flows provided by operating activities include net earnings from continuing operations of $407.0 million, $371.8 million and $369.5 million in fiscal 2010, 2009 and 2008, respectively. Net cash flows provided by operating activities from continuing operations increased in fiscal 2010 primarily due to the impact of the timing of inventory purchases and overall product demand, lower costs and higher net earnings. Net cash flows provided by operating activities also reflect income tax payments of $94.8 million, $64.4 million and $119.7 million in fiscal 2010, 2009 and 2008, respectively. The lower tax payments in fiscal 2009, as compared with tax payments in fiscal 2010 and 2008, primarily relates to the recognition of tax benefits related to the timing of deductions for fixed asset related expenditures, in addition to the application of the overpayment of income taxes in prior years to fiscal 2009 tax liabilities.

Net cash flows used in investing activities from continuing operations were $428.7 million, $562.4 million and $1.62 billion in fiscal 2010, 2009 and 2008, respectively. Net cash flows used in investing activities from continuing operations included capital expenditures incurred principally for building new restaurants, our new restaurant support center facility, replacing equipment and technology initiatives. Capital expenditures related to continuing operations were $432.1 million in fiscal 2010, compared to $535.3 million in fiscal 2009 and $429.2 million in fiscal 2008. The decreased expenditures in fiscal 2010 resulted primarily from decreased spending associated with our new restaurant support center facility which was completed in the second quarter of fiscal 2010, and the replacement of restaurant assets. Excluding the $1.20 billion in net cash used to acquire RARE in fiscal 2008, cash flows used in investing activities increased in fiscal 2009, primarily due to an increase in new restaurant activity and construction of our new restaurant support center facility. We estimate that our fiscal 2011 capital expenditures will be approximately $475 million to $525 million.

Net cash flows (used in) provided by financing activities from continuing operations were ($290.0) million, ($204.8) million and $805.5 million in fiscal 2010, 2009 and 2008, respectively. Cash flows used in financing activities for fiscal 2010 exceeded the cash flows used in financing activities for fiscal 2009 due primarily to the repayment of short-term debt in fiscal 2010 as compared to short-term borrowings during fiscal 2009, partially offset by a reduction in shares repurchased in fiscal 2010. For fiscal 2010, net cash flows used in financing activities included our repurchase of 2.0 million shares of our common stock for $85.1 million, compared to 5.1 million shares of our common stock for $144.9 million in fiscal 2009 and 5.0 million shares of our common stock for $159.4 million in fiscal 2008. During fiscal 2008 we completed the offering of $1.15 billion of New Senior Notes, resulting in net proceeds of $1.13 billion, which were used to repay borrowings under an interim credit agreement, which funded the acquisition of RARE. Proceeds received from the Revolving Credit Agreement were used to partially fund the acquisition of RARE and to repay the $125.0 million 2.5 percent convertible notes assumed from RARE. As of May

30, 2010, our Board of Directors had authorized us to repurchase up to 162.4 million shares of our common stock and a total of 154.1 million shares had been repurchased under the authorization. The repurchased common stock is reflected as a reduction of stockholders’ equity. As of May 30, 2010, our unused authorization was 8.3 million shares. We received proceeds primarily from the issuance of common stock upon the exercise of stock options of $66.3 million, $57.5 million and $66.8 million in fiscal 2010, 2009 and 2008, respectively. Net cash flows used in financing activities also included dividends paid to stockholders of $140.0 million, $110.2 million and $100.9 million in fiscal 2010, 2009 and 2008, respectively. The increase in dividend payments reflects the increase in our annual dividend rate from $0.72 per share in fiscal 2008, to $0.80 per share in fiscal 2009 and to $1.00 per share in fiscal 2010. In June 2010, the Board of Directors approved an increase in the quarterly dividend to $0.32 per share, which indicates an annual dividend of $1.28 per share in fiscal 2011.

Our defined benefit and other postretirement benefit costs and liabilities are determined using various actuarial assumptions and methodologies prescribed under FASB ASC Topic 715, Compensation - Retirement Benefits and Topic 712, Compensation - Nonretirement Postemployment Benefits. We use certain assumptions including, but not limited to, the selection of a discount rate, expected long-term rate of return on plan assets and expected health care cost trend rates. We set the discount rate assumption annually for each plan at its valuation date to reflect the yield of high quality fixed-income debt instruments, with lives that approximate the maturity of the plan benefits. At May 30, 2010, our discount rate was 5.9 percent and 6.0 percent, respectively, for our defined benefit and postretirement benefit plans. The expected long-term rate of return on plan assets and health care cost trend rates are based upon several factors, including our historical assumptions compared with actual results, an analysis of current market conditions, asset allocations and the views of leading financial advisers and economists. Our assumed expected long-term rate of return on plan assets for our defined benefit plan was 9.0 percent for each of the fiscal years reported. At May 30, 2010, the expected health care cost trend rate assumed for our postretirement benefit plan for fiscal 2011 was 8.0 percent. The rate gradually decreases to 5.0 percent through fiscal 2021 and remains at that level thereafter. We made contributions of approximately $0.4 million, $0.5 million and $0.5 million in fiscal years 2010, 2009 and 2008, respectively, to our defined benefit pension plan to maintain its targeted funded status as of each annual valuation date. Prior to fiscal 2009, our measurement date for our defined benefit and other postretirement benefit costs and liabilities was as of our third fiscal quarter. As of May 31, 2009, we adopted the measurement date provisions of FASB ASC Topic 715, which requires that benefit plan assets and liabilities are measured as of the end of the benefit plan sponsor’s fiscal year. As a result of the change in measurement date, in accordance with the provisions of FASB ASC Topic 715, we recognized a $0.6 million after tax charge to the beginning balance of our fiscal 2009 retained earnings.

The expected long-term rate of return on plan assets component of our net periodic benefit cost is calculated based on the market-related value of plan assets. Our target asset fund allocation is 35 percent U.S. equities, 30 percent high-quality, long-duration fixed-income securities, 15 percent international equities, 10 percent real assets and 10 percent private equities. We monitor our actual asset fund allocation to ensure that it approximates our target allocation and believe that our long-term asset fund allocation will continue to approximate our target allocation. In developing our expected rate of return assumption, we have evaluated the actual historical performance and long-term return projections of the plan assets, which give consideration to the asset mix and the anticipated timing of the pension plan outflows. We employ a total return investment approach whereby a mix of equity and fixed income investments are used to maximize the long-term return of plan assets for what we consider a prudent level of risk. Our historical 10-year, 15-year and 20-year rates of return on plan assets, calculated using the geometric method average of returns, are approximately 5.8 percent, 8.8 percent and 9.4 percent, respectively, as of May 30, 2010.

We have recognized net actuarial losses, net of tax, as a component of accumulated other comprehensive income (loss) for the defined benefit plans and postretirement benefit plan as of May 30, 2010 of $55.3 million and $11.2 million, respectively. These net actuarial losses represent changes in the amount of the projected benefit obligation and plan assets resulting from differences in the assumptions used and actual experience. The amortization of the net actuarial loss component of our fiscal 2011 net periodic benefit cost for the defined benefit plans and postretirement benefit plan is expected to be approximately $4.5 million and $1.3 million, respectively.

We believe our defined benefit and postretirement benefit plan assumptions are appropriate based upon the factors discussed above. However, other assumptions could also be reasonably applied that could differ from the assumptions used. A quarter-percentage point change in the defined benefit plans’ discount rate and the expected long-term rate of return on plan assets would increase or decrease earnings before income taxes by $1.4 million and $0.5 million, respectively. A quarter-percentage point change in our postretirement benefit plan discount rate would increase or decrease earnings before income taxes by $0.2 million. A one-percentage point increase in the health care cost trend rates would increase the accumulated postretirement benefit obligation (APBO) by $8.3 million at

May 30, 2010 and the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost by $0.5 million for fiscal 2010. A one-percentage point decrease in the health care cost trend rates would decrease the APBO by $6.5 million at May 30, 2010 and the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost by $0.4 million for fiscal 2010. These changes in assumptions would not significantly impact our funding requirements.

We are not aware of any trends or events that would materially affect our capital requirements or liquidity. We believe that our internal cash-generating capabilities, the potential issuance of unsecured debt securities under our shelf registration statement and short-term commercial paper should be sufficient to finance our capital expenditures, debt maturities, stock repurchase program and other operating activities through fiscal 2011.

OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity, capital expenditures or capital resources.

FINANCIAL CONDITION

Our total current assets were $678.5 million at May 30, 2010, compared with $554.8 million at May 31, 2009. The increase resulted primarily from an increase in cash and cash equivalents to fund the repayment of debt due in August 2010, an increase in receivables, net, due to the timing of distribution, tenant allowances and an increase in the receivable portion of the fair value interest swap as a result of favorable interest movements, offset by a decrease in inventory levels due to the timing of inventory purchases, a decrease in prepaid income taxes due to prior year overpayments and a decrease in current deferred income tax assets based on current period activity of taxable timing differences.

Our total current liabilities were $1.25 billion at May 30, 2010, compared with $1.10 billion at May 31, 2009. The increase in current liabilities resulted primarily from the reclassification of long-term debt maturing within the next year, market driven changes in fair value related to our non-qualified deferred compensation plans, an increase in unearned revenues associated with gift cards and an increase in accrued bonuses offset by the repayment of short-term debt.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of market risks, including fluctuations in interest rates, foreign currency exchange rates, compensation and commodity prices. To manage this exposure, we periodically enter into interest rate and foreign currency exchange instruments, equity forwards and commodity instruments for other than trading purposes (see Notes 1 and 10 of the Notes to Consolidated Financial Statements, included elsewhere in this report and incorporated herein by reference).

We use the variance/covariance method to measure value at risk, over time horizons ranging from one week to one year, at the 95 percent confidence level. At May 30, 2010, our potential losses in future net earnings resulting from changes in foreign currency exchange rate instruments, commodity instruments, equity forwards and floating rate debt interest rate exposures were approximately $32.8 million over a period of one year (including the impact of the interest rate swap agreements discussed in Note 10 of the Notes to Consolidated Financial Statements, included elsewhere in this report). The value at risk from an increase in the fair value of all of our long-term fixed rate debt, over a period of one year, was approximately $129.4 million. The fair value of our long-term fixed rate debt during fiscal 2010 averaged $1.62 billion, with a high of $1.73 billion and a low of $1.48 billion. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows by targeting an appropriate mix of variable and fixed rate debt.

APPLICATION OF NEW ACCOUNTING STANDARDS

We have included reference to previously issued accounting guidance as it was originally issued with reference to the ASC Topic or Subtopic where the respective guidance has been codified within the FASB ASC.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which has been codified into the Fair Value Measurements and Disclosures Topic (Topic 820) of the FASB ASC. Topic 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. For financial assets and liabilities, Topic 820 is effective for fiscal years beginning after November 15, 2007, which required us to adopt these provisions in fiscal 2009. For nonfinancial assets and liabilities, Topic 820 is effective for fiscal years beginning after November 15, 2008, which required us to adopt these provisions in fiscal 2010. The adoption of Topic 820 did not have a significant impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations”, which has been codified into the Business Combinations Topic (Topic 805) of the FASB ASC. Topic 805 provides companies with principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree as well as the recognition and measurement of goodwill acquired in a business combination. Topic 850 also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. The provisions in Topic 805 are effective for business combinations occurring in fiscal years beginning after December 15, 2008, which required us to adopt these provisions for business combinations occurring in fiscal 2010 and thereafter. This guidance was adopted at the beginning of fiscal 2010 and will be implemented for any future business combinations. The adoption did not have a significant impact on our consolidated financial statements.

In June 2008, the FASB issued FASB Staff Position (FSP) EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”, which has been codified into the Earnings Per Share Topic of the FASB ASC, within Subtopic 260-10. Subtopic 260-10 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The two-class method is an earnings allocation method for computing earnings per share when an entity’s capital structure includes either two or more classes of common stock or common stock and participating securities. It determines earnings per share based on dividends declared on common stock and participating securities (i.e., distributed earnings) and participation rights of participating securities in any undistributed earnings. This guidance is effective for fiscal years beginning after December 15, 2008, which required us to adopt these provisions in fiscal 2010. The adoption of this guidance did not have a significant impact on our consolidated financial statements.

In December 2008, the FASB issued FSP 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets,” which expands the disclosure requirements about fair value measurements of plan assets for pension plans, postretirement medical plans, and other funded postretirement plans. This guidance has been incorporated into the Compensation-Retirement Benefits Topic of the FASB ASC (Topic 715) and is effective for fiscal years ending after December 15, 2009, which required us to adopt these provisions during the fourth quarter of fiscal 2010. The additional disclosures are included in Note 17 of the notes to the consolidated financial statements included elsewhere in this report and incorporated herein by reference.

In April 2009, the FASB issued FSP SFAS No. 107-1 and Accounting Principles Board (APB) Opinion No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments”, which amends SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” and APB Opinion No. 28, “Interim Financial Reporting”, to require disclosures about the fair value of instruments for interim reporting periods. This FSP has been codified into the Financial Instruments Topic of the FASB ASC, within Subtopic 825-10. This guidance is effective for interim reporting periods ending after June 15, 2009, which required us to adopt these provisions during the first quarter of fiscal 2010.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events”, which has been incorporated into the Subsequent Events Topic of the FASB ASC, within Subtopic 855-10. Subtopic 855-10 establishes general standards of accounting for and disclosing events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance is effective for interim and annual periods ending after June 15, 2009, which required that we adopt these provisions in the first fiscal quarter of 2010. In February 2010, the FASB issued ASU 2010-09, “Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements.” This update removes the definition of a public entity from the ASC and amends disclosure requirements by only requiring those entities that do not file or furnish financial statements with the SEC to disclose the date through which subsequent events have been evaluated.

In July 2009, the FASB issued SFAS No. 168, “FASB Accounting Standards Codification”, as the single source of authoritative nongovernmental U.S. GAAP. As a result, all existing accounting standard documents have been superseded. All other accounting literature not included in the ASC will be considered non-authoritative. The ASC did not change GAAP but instead combined all authoritative guidance into a comprehensive, topically organized structure. Upon adoption of the ASC, this statement is now codified in FASB ASC Topic 105, “Generally Accepted Accounting Principles.” This statement is effective for interim and annual periods ending after September 15, 2009, which required us to adopt this statement during the second fiscal quarter of 2010. The adoption of this Statement did not impact the consolidated financial statements but does require that all references to authoritative accounting literature be referenced in accordance with the FASB ASC.

In January 2010, the FASB issued Accounting Standards Update (ASU) 2010-06, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements, which required additional disclosure of significant transfers in and out of instruments categorized as Level 1 and 2 in the Fair Value hierarchy. This update also clarified existing disclosure requirements by defining the level of disaggregation of instruments into classes as well as additional disclosure around the valuation techniques and inputs used to measure fair value. This update is effective for interim and annual reporting periods beginning after December 15, 2009, which required us to adopt this update during the fourth quarter of 2010. The additional disclosures are included in Note 11 of the notes to the consolidated financial statements included elsewhere in this report and incorporated herein by reference.

FORWARD-LOOKING STATEMENTS

Statements set forth in or incorporated into this report regarding the expected net increase in the number of our restaurants, U.S. same-restaurant sales, total sales growth, diluted net earnings per share growth, and capital expenditures in fiscal 2011, and all other statements that are not historical facts, including without limitation statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Darden Restaurants, Inc. and its subsidiaries that are preceded by, followed by or that include words such as “may,” “will,” “expect,” “intend,” “anticipate,” “continue,” “estimate,” “project,” “believe,” “plan” or similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are included, along with this statement, for purposes of complying with the safe harbor provisions of that Act. Any forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update such statements for any reason to reflect events or circumstances arising after such date. By their nature, forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by such forward-looking statements. In addition to the risks and uncertainties of ordinary business obligations, and those described in information incorporated into this report, the forward-looking statements contained in this report are subject to the risks and uncertainties described in Part I, Item 1A “Risk Factors” in our Annual Report on Form 10-K for the year ended May 30, 2010, which are summarized as follows:

•	Food safety and food-borne illness concerns throughout the supply chain;
•

Litigation, including allegations of illegal, unfair or inconsistent employment practices, by employees, guests, suppliers, shareholders or others, regardless of whether the allegations made against us are valid or we are ultimately found liable;

•	Unfavorable publicity, or a failure to respond effectively to adverse publicity, relating to food safety or other concerns that could harm our reputation;
•

Federal, state and local regulation of our business, including laws and regulations relating to food safety, minimum wage and other labor issues including unionization, health care reform, menu labeling, building and zoning requirements, zoning, land use and environmental laws including climate change regulations, and liquor laws;

•

Labor and insurance costs, including increased labor costs as a result of federal and state-mandated increases in minimum wage rates and increased insurance costs as a result of increases in our current insurance premiums;

•	A material information technology failure, inadequacy, interruption or breach of security;
•	The health concerns arising from food-related pandemics, outbreaks of flu viruses or other diseases;
•	The intensely competitive nature of the restaurant industry, especially pricing, service, location, personnel and type and quality of food;
•

Factors impacting our ability to drive sufficient profitable sales growth through brand relevance, operating excellence, opening new restaurants and developing or acquiring new dining brands, including lower-than-expected sales of newly-opened restaurants and acquisition risks;

•	The impact of the substantial indebtedness we incurred in connection with the acquisition of RARE;
•

Our plans to expand newer brands like Bahama Breeze and Seasons 52 that have not yet proven their long-term viability may not be successful and could require us to make substantial further investments in these brands and result in losses and impairments;

•	A lack of suitable new restaurant locations or a decline in the quality of the locations of our current restaurants;
•	Higher-than-anticipated costs to open, close, relocate or remodel restaurants;
•	Increased advertising and marketing costs;
•	A failure to develop and recruit effective leaders or the loss of key personnel;
•	The price and availability of key food products, ingredients and utilities used by our restaurants and a failure to achieve economies of scale in purchasing;
•	The impact of shortages or interruptions in the delivery of food and other products from third party vendors and suppliers;
•	The impact of volatility in the market value of derivatives we use to hedge commodity prices;
•

Economic and business factors specific to the restaurant industry and other general macroeconomic factors including unemployment, energy prices and interest rates, severe weather conditions including hurricanes, and public safety conditions, including actual or threatened armed conflicts or terrorist attacks;

•	The impact of disruptions in the financial markets, including the availability and cost of credit and an increase in pension plan expenses;
•	The negative effect of a possible impairment in the carrying value of our goodwill or other intangible assets; and
•	A failure of our internal control over financial reporting;

Any of the risks described above or elsewhere in this report or our other filings with the SEC could have a material impact on our business, financial condition or results of operations. It is not possible to predict or identify all risk factors. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also impair our business operations. Therefore, the above is not intended to be a complete discussion of all potential risks or uncertainties.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of May 30, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Management has concluded that, as of May 30, 2010, the Company’s internal control over financial reporting was effective based on these criteria.

The Company’s independent registered public accounting firm KPMG LLP, has issued an audit report on the effectiveness of our internal control over financial reporting, which follows.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders

Darden Restaurants, Inc.

We have audited Darden Restaurants, Inc.’s internal control over financial reporting as of May 30, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Darden Restaurants, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Darden Restaurants, Inc. maintained, in all material respects, effective internal control over financial reporting as of May 30, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Darden Restaurants, Inc. as of May 30, 2010 and May 31, 2009, and the related consolidated statements of earnings, changes in stockholders’ equity and accumulated other comprehensive income (loss), and cash flows for each of the years in the three-year period ended May 30, 2010, and our report dated July 23, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Orlando, Florida

July 23, 2010

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Darden Restaurants, Inc.

We have audited the accompanying consolidated balance sheets of Darden Restaurants, Inc. and subsidiaries as of May 30, 2010 and May 31, 2009, and the related consolidated statements of earnings, changes in stockholders’ equity and accumulated other comprehensive income (loss), and cash flows for each of the years in the three-year period ended May 30, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Darden Restaurants, Inc. and subsidiaries as of May 30, 2010 and May 31, 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended May 30, 2010, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Darden Restaurants, Inc.’s internal control over financial reporting as of May 30, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 23, 2010 expressed an unqualified opinion on the effectiveness of Darden Restaurants, Inc.’s internal control over financial reporting.

/s/ KPMG LLP

Orlando, Florida

July 23, 2010

Certified Public Accountants

CONSOLIDATED STATEMENTS OF EARNINGS

	Fiscal Year Ended
(In millions, except per share data)	May 30, 2010	May 31, 2009	May 25, 2008

Sales	$ 7,113.1	$ 7,217.5	$ 6,626.5
Costs and expenses:
Cost of sales:
Food and beverage	2,051.2	2,200.3	1,996.2
Restaurant labor	2,350.6	2,308.2	2,124.7
Restaurant expenses	1,082.2	1,128.4	1,017.8
Total cost of sales, excluding restaurant depreciation and amortization of $283.4, $267.1 and $230.0, respectively	$ 5,484.0	$ 5,636.9	$ 5,138.7
Selling, general and administrative	684.5	665.6	641.7
Depreciation and amortization	300.9	283.1	245.7
Interest, net	93.9	107.4	85.7
Asset impairment, net	6.2	12.0	—
Total costs and expenses	$ 6,569.5	$ 6,705.0	$ 6,111.8
Earnings before income taxes	543.6	512.5	514.7
Income taxes	(136.6)	(140.7)	(145.2)
Earnings from continuing operations	$ 407.0	$ 371.8	$ 369.5
(Losses) earnings from discontinued operations, net of tax (benefit) expense of $(1.5), $0.2 and $3.0, respectively	(2.5)	0.4	7.7
Net earnings	$ 404.5	$ 372.2	$ 377.2

Basic net earnings per share:
Earnings from continuing operations	$ 2.92	$ 2.71	$ 2.63
(Losses) earnings from discontinued operations	(0.02)	—	0.06
Net earnings	$ 2.90	$ 2.71	$ 2.69

Diluted net earnings per share:
Earnings from continuing operations	$ 2.86	$ 2.65	$ 2.55
(Losses) earnings from discontinued operations	(0.02)	—	0.05
Net earnings	$ 2.84	$ 2.65	$ 2.60

Average number of common shares outstanding:
Basic	139.3	137.4	140.4
Diluted	142.4	140.4	145.1

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In millions)	May 30, 2010	May 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	$ 248.8	$ 62.9
Receivables, net	53.2	37.1
Inventories	220.8	247.0
Prepaid income taxes	1.5	53.2
Prepaid expenses and other current assets	52.4	44.2
Deferred income taxes	101.8	110.4
Total current assets	$ 678.5	$ 554.8
Land, buildings and equipment, net	3,403.7	3,306.7
Goodwill	517.3	518.7
Trademarks	454.0	454.4
Other assets	193.9	190.6
Total assets	$5,247.4	$5,025.2

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$ 246.4	$ 237.0
Short-term debt	—	150.0
Accrued payroll	161.8	138.3
Accrued income taxes	1.0	—
Other accrued taxes	62.0	60.2
Unearned revenues	167.2	138.3
Current portion long-term debt	225.0	—
Other current liabilities	391.2	372.3
Total current liabilities	$1,254.6	$1,096.1
Long-term debt, less current portion	1,408.7	1,632.3
Deferred income taxes	268.6	297.0
Deferred rent	170.1	154.6
Obligations under capital leases, net of current installments	57.6	58.9
Other liabilities	193.8	180.3
Total liabilities	$3,353.4	$3,419.2
Stockholders’ equity:
Common stock and surplus, no par value. Authorized 500.0 shares; issued 285.2 and 282.9 shares, respectively; outstanding 140.6 and 139.3 shares, respectively	$2,297.9	$2,183.1
Preferred stock, no par value. Authorized 25.0 shares; none issued and outstanding	—	—
Retained earnings	2,621.9	2,357.4
Treasury stock, 144.6 and 143.6 shares, at cost, respectively	(2,943.5)	(2,864.2)
Accumulated other comprehensive income (loss)	(71.1)	(57.2)
Unearned compensation	(11.2)	(13.0)
Officer notes receivable	—	(0.1)
Total stockholders’ equity	$1,894.0	$1,606.0
Total liabilities and stockholders’ equity	$5,247.4	$5,025.2

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

(In millions, except per share data)	Common Stock And Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Officer Notes Receivable	Total Stockholders’ Equity
Balances at May 27, 2007	$1,904.3	$1,820.4	$(2,576.5)	$(32.8)	$(20.6)	$(0.3)	$1,094.5
Comprehensive income:
Net earnings	—	377.2	—	—	—	—	377.2
Other comprehensive income (loss):
Foreign currency adjustment	—	—	—	3.3	—	—	3.3
Change in fair value of derivatives, net of tax of $2.6	—	—	—	0.7	—	—	0.7
Benefit plans, net of tax of $5.0	—	—	—	8.1	—	—	8.1
Total comprehensive income							389.3
Adjustment related to adoption of FIN 48, net of tax of $0.4	—	(0.7)	—	—	—	—	(0.7)
Cash dividends declared ($0.72 per share)	—	(100.9)	—	—	—	—	(100.9)
Stock option exercises (3.3 shares)	53.6	—	7.9	—	—	—	61.5
Stock-based compensation	46.6	—	—	—	—	—	46.6
Stock-based awards included in cost of RARE acquisition	40.5	—	—	—	—	—	40.5
ESOP note receivable repayments	—	—	—	—	3.6	—	3.6
Income tax benefits credited to equity	23.5	—	—	—	—	—	23.5
Purchases of common stock for treasury (5.0 shares)	—	—	(159.4)	—	—	—	(159.4)
Issuance of treasury stock under Employee Stock Purchase Plan and other plans (0.2 shares)	6.4	—	4.0	—	—	—	10.4
Repayment of officer notes	—	—	—	—	—	0.2	0.2
Balances at May 25, 2008	$2,074.9	$2,096.0	$(2,724.0)	$(20.7)	$(17.0)	$(0.1)	$1,409.1
Comprehensive income:
Net earnings	—	372.2	—	—	—	—	372.2
Other comprehensive income (loss):
Foreign currency adjustment	—	—	—	(2.7)	—	—	(2.7)
Change in fair value of marketable securities, net of tax of $0.2	—	—	—	(0.3)	—	—	(0.3)
Change in fair value of derivatives, net of tax of $2.9	—	—	—	(2.8)	—	—	(2.8)
Net unamortized (gain) loss arising during period, including amortization of unrecognized net actuarial loss, net of taxes $19.1	—	—	—	(30.7)	—	—	(30.7)
Total comprehensive income							335.7
Adjustment related to adoption of measurement date provisions of SFAS No. 158, net of tax of $0.3	—	(0.6)	—	—	—	—	(0.6)
Cash dividends declared ($0.80 per share)	—	(110.2)	—	—	—	—	(110.2)
Stock option exercises (3.3 shares)	48.1	—	2.7	—	—	—	50.8
Stock-based compensation	32.6	—	—	—	—	—	32.6
ESOP note receivable repayments	—	—	—	—	4.0	—	4.0
Income tax benefits credited to equity	22.2	—	—	—	—	—	22.2
Purchases of common stock for treasury (5.1 shares)	—	—	(144.9)	—	—	—	(144.9)
Issuance of treasury stock under Employee Stock Purchase Plan and other plans (0.3 shares)	5.3	—	2.0	—	—	—	7.3
Balances at May 31, 2009	$2,183.1	$2,357.4	$(2,864.2)	$(57.2)	$(13.0)	$(0.1)	$1,606.0
Comprehensive income:
Net earnings	—	404.5	—	—	—	—	404.5
Other comprehensive income (loss):
Foreign currency adjustment	—	—	—	1.5	—	—	1.5
Change in fair value of marketable securities, net of tax of $0.0	—	—	—	—	—	—	—
Change in fair value of derivatives, net of tax of $2.5	—	—	—	—	—	—	—
Net unamortized (gain) loss arising during period, including amortization of unrecognized net actuarial loss, net of taxes $9.5	—	—	—	(15.4)	—	—	(15.4)
Total comprehensive income							390.6
Cash dividends declared ($1.00 per share)	—	(140.0)	—	—	—	—	(140.0)
Stock option exercises (2.9 shares)	55.0	—	4.3	—	—	—	59.3
Stock-based compensation	33.6	—	—	—	—	—	33.6
ESOP note receivable repayments	—	—	—	—	1.8	—	1.8
Income tax benefits credited to equity	20.1	—	—	—	—	—	20.1
Purchases of common stock for treasury (2.0 shares)	—	—	(85.1)	—	—	—	(85.1)
Issuance of treasury stock under Employee Stock Purchase Plan and other plans (0.3 shares)	6.1	—	1.5	—	—	—	7.6
Repayment of officer notes	—	—	—	—	—	0.1	0.1
Balances at May 30, 2010	$2,297.9	$2,621.9	$(2,943.5)	$(71.1)	$(11.2)	$0.0	$1,894.0

  See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended
(In millions)	May 30, 2010	May 31, 2009	May 25, 2008

Cash flows - operating activities
Net earnings	$ 404.5	$ 372.2	$ 377.2
Losses (earnings) from discontinued operations, net of tax benefit	2.5	(0.4)	(7.7)
Adjustments to reconcile net earnings from continuing operations to cash flows:
Depreciation and amortization	300.9	283.1	245.7
Asset impairment charges, net	6.2	12.0	—
Amortization of loan costs	3.3	3.3	2.3
Stock-based compensation expense	53.5	41.5	48.9
Change in current assets and liabilities	153.3	(69.4)	53.7
Contribution to postretirement plan	(0.6)	(1.2)	(1.2)
Loss on disposal of land, buildings and equipment	0.3	1.1	2.2
Change in cash surrender value of trust-owned life insurance	(7.7)	17.1	4.6
Deferred income taxes	(10.2)	89.5	31.1
Change in deferred rent	15.4	16.1	12.8
Change in other liabilities	(23.4)	11.3	(17.0)
Income tax benefits from exercise of stock-based compensation credited to goodwill	1.4	0.9	8.0
Other, net	4.0	6.4	6.2
Net cash provided by operating activities of continuing operations	$ 903.4	$ 783.5	$ 766.8

Cash flows - investing activities
Purchases of land, buildings and equipment	(432.1)	(535.3)	(429.2)
Proceeds from disposal of land, buildings and equipment	12.5	4.6	5.9
Purchases of marketable securities	(15.5)	(42.0)	—
Proceeds from sale of marketable securities	12.8	13.9	8.2
Cash used in business combination, net of cash acquired	—	—	(1,198.1)
Increase in other assets	(6.4)	(3.6)	(2.5)
Net cash used in investing activities of continuing operations	$(428.7)	$(562.4)	$(1,615.7)

Cash flows - financing activities
Proceeds from issuance of common stock	66.3	57.5	66.8
Income tax benefits credited to equity	20.1	22.2	23.5
Dividends paid	(140.0)	(110.2)	(100.9)
Purchases of treasury stock	(85.1)	(144.9)	(159.4)
ESOP note receivable repayments	1.8	3.9	3.6
Proceeds from Interim Credit Agreement	—	—	1,150.0
Repayment of Interim Credit Agreement	—	—	(1,150.0)
Repayment of short-term debt, net	(150.0)	(28.4)	(33.0)
Proceeds from issuance of long-term debt	—	—	1,150.0
Payments of debt issuance costs	—	—	(16.0)
Repayment of long-term debt	(1.8)	(3.9)	(3.6)
Repayment of acquired convertible notes	—	—	(125.0)
Principal payments on capital leases	(1.3)	(1.0)	(0.5)
Net cash (used in) provided by financing activities of continuing operations	$(290.0)	$(204.8)	$ 805.5

Cash flows - discontinued operations
Net cash used in operating activities of discontinued operations	(1.4)	(1.1)	(32.6)
Net cash provided by investing activities of discontinued operations	2.6	4.5	89.0
Net cash provided by discontinued operations	$1.2	$3.4	$56.4

Increase in cash and cash equivalents	185.9	19.7	13.0
Cash and cash equivalents - beginning of year	62.9	43.2	30.2
Cash and cash equivalents - end of year	$ 248.8	$ 62.9	$ 43.2

Cash flows from changes in current assets and liabilities
Receivables	(16.1)	32.4	(1.5)
Inventories	26.2	(30.2)	9.5
Prepaid expenses and other current assets	(6.8)	0.5	(2.6)
Accounts payable	27.6	(25.2)	38.6
Accrued payroll	23.6	8.8	—
Prepaid/accrued income taxes	52.7	(55.9)	(30.6)
Other accrued taxes	1.8	4.9	2.1
Unearned revenues	28.7	(16.3)	2.8
Other current liabilities	15.6	11.6	35.4
Change in current assets and liabilities	$ 153.3	$(69.4)	$ 53.7

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations and Principles of Consolidation

The accompanying consolidated financial statements include the operations of Darden Restaurants, Inc. and its wholly owned subsidiaries (Darden, the Company, we, us or our). We own and operate the Red Lobster®, Olive Garden®, LongHorn Steakhouse®, The Capital Grille®, Bahama Breeze® and Seasons 52® restaurant brands located in the United States and Canada. Through subsidiaries, we own and operate all of our restaurants in the United States and Canada, except three. Those three restaurants are located in Central Florida and are owned by joint ventures managed by us. The joint ventures pay management fees to us, and we control the joint ventures’ use of our service marks. None of our restaurants in the United States or Canada are franchised. As of May 30, 2010, we franchised five LongHorn Steakhouse restaurants in Puerto Rico to an unaffiliated franchisee, and 25 Red Lobster restaurants in Japan to an unaffiliated Japanese corporation, under area development and franchise agreements. All significant inter-company balances and transactions have been eliminated in consolidation.

Basis of Presentation

During the second quarter of fiscal 2008, we completed the acquisition of RARE Hospitality International, Inc. (RARE) for $1.27 billion in total purchase price. RARE owned two principal restaurant brands, LongHorn Steakhouse and The Capital Grille, of which 288 and 29 locations, respectively, were in operation as of the date of acquisition. The acquisition was completed on October 1, 2007 and the acquired operations are included in our consolidated financial statements from the date of acquisition.

During fiscal 2007 and 2008 we closed or sold all Smokey Bones Barbeque & Grill (Smokey Bones) and Rocky River Grillhouse restaurants and we closed nine Bahama Breeze restaurants. These restaurants and their related activities have been classified as discontinued operations. Therefore, for fiscal 2010, 2009 and 2008, all impairment losses and disposal costs, gains and losses on disposition, along with the sales, costs and expenses and income taxes attributable to these restaurants have been aggregated in a single caption entitled “(Losses) earnings from discontinued operations, net of tax (benefit) expense” on the accompanying consolidated statements of earnings.

During fiscal 2010, we sold Hemenway’s Seafood Grille & Oyster Bar and The Old Grist Mill Tavern to third parties for $0.8 million and $1.2 million, respectively, and recognized a loss of $0.1 million and a gain of $0.4 million, respectively.

Unless otherwise noted, amounts and disclosures throughout these notes to consolidated financial statements relate to our continuing operations.

Fiscal Year

We operate on a 52/53 week fiscal year, which ends on the last Sunday in May. Fiscal 2010 and 2008 consisted of 52 weeks of operation, while fiscal 2009 consisted of 53 weeks of operation.

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

Marketable Securities

Available-for-sale securities are carried at fair value. Classification of marketable securities as current or noncurrent is dependent upon management’s intended holding period, the security’s maturity date, or both. Unrealized gains and losses, net of tax, on available-for-sale securities are carried in accumulated other comprehensive income (loss) within the consolidated financial statements and are reclassified into earnings when the securities mature or are sold.

Land, Buildings and Equipment, Net

Land, buildings and equipment are recorded at cost less accumulated depreciation. Building components are depreciated over estimated useful lives ranging from seven to 40 years using the straight-line method. Leasehold improvements, which are reflected on our consolidated balance sheets as a component of buildings in land, buildings and equipment, net, are amortized over the lesser of the expected lease term, including cancelable option periods, or the estimated useful lives of the related assets using the straight-line method. Equipment is depreciated over estimated useful lives ranging from two to ten years also using the straight-line method. Depreciation and amortization expense from continuing operations associated with buildings and equipment amounted to $293.2 million, $273.2 million and $235.5 million, in fiscal 2010, 2009 and 2008, respectively. In fiscal 2010, 2009 and 2008, we had losses on disposal of land, buildings and equipment of $0.3 million, $1.1 million and $2.2 million, respectively, which were included in selling, general and administrative expenses in our accompanying consolidated statements of earnings. See Note 5 – Land, Buildings and Equipment, Net for additional information.

Capitalized Software Costs and Other Definite-Lived Intangibles

Capitalized software, which is a component of other assets, is recorded at cost less accumulated amortization. Capitalized software is amortized using the straight-line method over estimated useful lives ranging from three to ten years. The cost of capitalized software as of May 30, 2010 and May 31, 2009, amounted to $72.9 million and $65.5 million, respectively. Accumulated amortization as of May 30, 2010 and May 31, 2009, amounted to $49.3 million and $42.8 million, respectively. Amortization expense associated with capitalized software amounted to $7.3 million, $8.4 million and $7.6 million, in fiscal 2010, 2009 and 2008, respectively, and is included in depreciation and amortization in our accompanying consolidated statements of earnings.

We also have definite-lived intangible assets related to the value of above- and below-market leases, which were acquired as part of the RARE acquisition. As of May 30, 2010 and May 31, 2009, we had $18.9 million, net of accumulated amortization of $6.4 million, and $21.5 million, net of accumulated amortization of $3.8 million, respectively, of below-market leases, which are included in other assets on our consolidated balance sheets. As of May 30, 2010 and May 31, 2009, we had $7.1 million, net of accumulated amortization of $1.3 million, and $7.6 million, net of accumulated amortization of $0.8 million, respectively, of above-market leases, which are included in other liabilities on our consolidated balance sheets. As of May 30, 2010 and May 31, 2009, we had other definite-lived intangibles of $5.5 million, net of accumulated amortization of $5.1 million, and $5.8 million, net of accumulated amortization of $4.8 million, respectively, which are included in other assets in our consolidated balance sheet. Definite-lived intangibles are amortized on a straight-line basis over estimated useful lives of one to 20 years. Amortization expense related to below-market leases for fiscal 2010, 2009 and 2008 was $2.6 million, $2.3 million and $1.5 million, respectively, and is included in restaurant expenses as a component of rent expense on our consolidated statements of earnings. Amortization related to above-market leases for fiscal 2010, 2009 and 2008 was $0.5 million, $0.5 million and $0.4 million, respectively, and is included in restaurant expenses as a component of rent expense on our consolidated statements of earnings. Amortization of other amortizable intangibles was $0.4 million, $1.5 million and $2.6 million in fiscal 2010, 2009 and 2008, respectively, and is included in depreciation and amortization expenses in our consolidated statements of earnings. Amortization of capitalized software and other definite-lived intangible assets will be approximately $10.7 million annually for fiscal 2011 through 2015.

Trust-Owned Life Insurance

We have a trust that purchased life insurance policies covering certain of our officers and other key employees (trust-owned life insurance or TOLI). The trust is the owner and sole beneficiary of the TOLI policies. The policies were purchased to offset a portion of our obligations under our non-qualified deferred compensation plan. The cash surrender value for each policy is included in other assets while changes in cash surrender values are included in selling, general and administrative expenses.

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

Goodwill and Other Intangibles

We review our goodwill and other indefinite-lived intangible assets, primarily our trademarks, for impairment annually, as of the first day of our fourth fiscal quarter or more frequently if indicators of impairment exist. Goodwill and other indefinite-lived intangible assets not subject to amortization have been assigned to reporting units for purposes of impairment testing. The reporting units are our restaurant brands. At May 30, 2010 and May 31, 2009, we had goodwill of $517.3 million and $518.7 million, respectively, and trademarks of $454.0 million and $454.4 million, respectively. Of the carrying value of our goodwill at May 30, 2010, $402.2 million and $49.9 million, respectively, was allocated to The Capital Grille and LongHorn Steakhouse. At May 31, 2009, $402.8 million and $50.7 million, respectively, was allocated to The Capital Grille and LongHorn Steakhouse. Of the carrying value of our trademarks, $307.0 million and $147.0 million was allocated to LongHorn Steakhouse and The Capital Grille, respectively, at May 30, 2010 and May 31, 2009.

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

The goodwill impairment test involves a two-step process. The first step is a comparison of each reporting unit’s fair value to its carrying value. We estimate fair value using the best information available, including market information and discounted cash flow projections (also referred to as the income approach). The income approach uses a reporting unit's projection of estimated operating results and cash flows that is discounted using a weighted-average cost of capital that reflects current market conditions. The projection uses management's best estimates of economic and market conditions over the projected period including growth rates in sales, costs and number of units, estimates of future expected changes in operating margins and cash expenditures. Other significant estimates and assumptions include terminal value growth rates, future estimates of capital expenditures and changes in future working capital requirements. We validate our estimates of fair value under the income approach by comparing the values to fair value estimates using a market approach. A market approach estimates fair value by applying cash flow and sales multiples to the reporting unit’s operating performance. The multiples are derived from comparable publicly traded companies with similar operating and investment characteristics of the reporting units.

If the fair value of the reporting unit is higher than its carrying value, goodwill is deemed not to be impaired, and no further testing is required. If the carrying value of the reporting unit is higher than its fair value, there is an indication that impairment may exist and the second step must be performed to measure the amount of impairment loss. The amount of impairment is determined by comparing the implied fair value of reporting unit goodwill to the carrying value of the goodwill in the same manner as if the reporting unit was being acquired in a business combination. Specifically, fair value is allocated to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis that would calculate the implied fair value of goodwill. If the implied fair value of goodwill is less than the recorded goodwill, we would record an impairment loss for the difference.

Consistent with our accounting policy for goodwill and other indefinite-lived intangibles, we performed the annual impairment test of goodwill and other indefinite-lived intangible assets as of the first day of our fourth fiscal quarter. As of the beginning of our fourth fiscal quarter, we had six reporting units; Red Lobster, Olive Garden, LongHorn

Steakhouse, The Capital Grille, Bahama Breeze and Seasons 52. Two of these reporting units, LongHorn Steakhouse and The Capital Grille, have a significant amount of goodwill. As part of our process for performing the step one impairment test of goodwill, we estimated the fair value of our reporting units utilizing the income approach described above, to derive an enterprise value of the Company. We reconciled the enterprise value to our overall estimated market capitalization. The estimated market capitalization considers recent trends in our market capitalization and an expected control premium, based on comparable recent and historical transactions. Based on the results of the step one impairment test, no impairment of goodwill was indicated.

The fair value of other indefinite-lived intangible assets, primarily trademarks, are estimated and compared to the carrying value. We estimate the fair value of these intangible assets using the relief-from-royalty method, which requires assumptions related to projected sales from our annual long-range plan; assumed royalty rates that could be payable if we did not own the trademarks; and a discount rate. We recognize an impairment loss when the estimated fair value of the indefinite-lived intangible asset is less than its carrying value. We completed our impairment test of our indefinite-lived intangibles and concluded as of the date of the test, there was no impairment of the trademarks for LongHorn Steakhouse and The Capital Grille.

We determined that there was no goodwill or indefinite-lived intangible asset impairment as of the first day of our fourth fiscal quarter and no additional indicators of impairment were identified through the end of our fourth fiscal quarter that would require us to test further for impairment. However, declines in our market capitalization (reflected in our stock price) as well as in the market capitalization of others in the restaurant industry, declines in sales at our restaurants, and significant adverse changes in the operating environment for the restaurant industry may result in future impairment.

Changes in circumstances, existing at the measurement date or at other times in the future, or in the numerous estimates associated with management’s judgments and assumptions made in assessing the fair value of our goodwill, could result in an impairment loss of a portion or all of our goodwill or other indefinite-lived intangible assets. If we recorded an impairment loss, our financial position and results of operations would be adversely affected and our leverage ratio for purposes of our credit agreement would increase. A leverage ratio exceeding the maximum permitted under our credit agreement would be a default under our credit agreement. At May 30, 2010, a write down of goodwill, other indefinite-lived intangible assets, or any other assets in excess of approximately $1.07 billion, on an after-tax basis, would have been required to cause our leverage ratio to exceed the permitted maximum. As our leverage ratio is determined on a quarterly basis and due to the seasonal nature of our business, a lesser amount of impairment in future quarters could cause our leverage ratio to exceed the permitted maximum.

We evaluate the useful lives of our intangible assets, primarily intangible assets associated with the RARE acquisition, to determine if they are definite or indefinite-lived. A determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, demand, competition, other economic factors (such as the stability of the industry, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), the level of required maintenance expenditures, and the expected lives of other related groups of assets.

Impairment or Disposal of Long-Lived Assets

Land, buildings and equipment and certain other assets, including definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the assets. Identifiable cash flows are measured at the lowest level for which they are largely independent of the cash flows of other groups of assets and liabilities, generally at the restaurant level. If such assets are determined to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Fair value is generally determined based on appraisals or sales prices of comparable assets. Restaurant sites and certain other assets to be disposed of are reported at the lower of their carrying amount or fair value, less estimated costs to sell. Restaurant sites and certain other assets to be disposed of are included in assets held for disposal within prepaid expenses and other current assets in our consolidated balance sheets when certain criteria are met. These criteria include the requirement that the likelihood of disposing of these assets within one year is probable. Assets not meeting the “held for sale” criteria remain in land, buildings and equipment until their disposal is probable within one year.

We account for exit or disposal activities, including restaurant closures, in accordance with FASB ASC Topic 420, Exit or Disposal Cost Obligations. Such costs include the cost of disposing of the assets as well as other facility-

related expenses from previously closed restaurants. These costs are generally expensed as incurred. Additionally, at the date we cease using a property under an operating lease, we record a liability for the net present value of any remaining lease obligations, net of estimated sublease income. Any subsequent adjustments to that liability as a result of lease termination or changes in estimates of sublease income are recorded in the period incurred. Upon disposal of the assets, primarily land, associated with a closed restaurant, any gain or loss is recorded in the same caption within our consolidated statements of earnings as the original impairment.

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

Revenue Recognition

Sales, as presented in our consolidated statements of earnings, represents food and beverage product sold and is presented net of discounts, coupons, employee meals and complimentary meals and gift cards. Revenue from restaurant sales is recognized when food and beverage products are sold.

Revenues from the sales of franchises are recognized as income when substantially all of our material obligations under the franchise agreement have been performed. Continuing royalties, which are a percentage of net sales of franchised restaurants, are accrued as income when earned. Sales taxes collected from customers and remitted to governmental authorities are presented on a net basis within sales on our consolidated statements of earnings.

Unearned Revenues

Unearned revenues represent our liability for gift cards that have been sold but not yet redeemed. We recognize sales from our gift cards when the gift card is redeemed by the customer. Although there are no expiration dates or dormancy fees for our gift cards, based on our historical gift card redemption patterns, we can reasonably estimate the amount of gift cards for which redemption is remote, which is referred to as “breakage”. We recognize breakage within sales for unused gift card amounts in proportion to actual gift card redemptions, which is also referred to as the “redemption recognition” method. The estimated value of gift cards expected to go unused is recognized over the expected period of redemption as the remaining gift card values are redeemed. Utilizing this method, we estimate both the amount of breakage and the time period of redemption. If actual redemption patterns vary from our estimates, actual gift card breakage income may differ from the amounts recorded. We update our estimate of our breakage rate periodically and apply that rate to gift card redemptions.

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

ASC Topic 740, Income Taxes, requires that a position taken or expected to be taken in a tax return be recognized (or derecognized) in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. See Note 16 - Income Taxes for additional information.

Income tax benefits credited to equity relate to tax benefits associated with amounts that are deductible for income tax purposes but do not affect earnings. These benefits are principally generated from employee exercises of non-qualified stock options and vesting of employee restricted stock awards.

Derivative Instruments and Hedging Activities

We use financial and commodities derivatives to manage interest rate, compensation, commodities pricing and foreign currency exchange rate risks inherent in our business operations. Our use of derivative instruments is currently limited to interest rate hedges; equity forwards contracts; commodities futures and options contracts and foreign currency forward contracts. These instruments are generally structured as hedges of forecasted transactions of the variability of cash flows to be paid related to a recognized asset or liability (cash flow hedges). However, we do at times enter into instruments designated as fair value hedges to reduce our exposure to changes in fair value of the related hedged item. We do not enter into derivative instruments for trading or speculative purposes, where changes in the cash flows or fair value of the derivative are not expected to offset changes in cash flows or fair value of the hedged item. However, we have entered into equity forwards to economically hedge changes in the fair value of employee investments in our non-qualified deferred compensation plan and certain commodity futures contracts to economically hedge changes in the value of certain inventory purchases, for which we have not applied hedge accounting. All derivatives are recognized on the balance sheet at fair value. For those derivative instruments for which we intend to elect hedge accounting, on the date the derivative contract is entered into, we document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking the various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific assets and liabilities on the consolidated balance sheet or to specific forecasted transactions. We also formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

Changes in the fair value of derivatives that are highly effective, and are designated and qualify as cash flow hedges are recorded in other comprehensive income (loss) until earnings are affected by the variability in cash flows of the designated hedged item. Where applicable, we discontinue hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the cash flows or fair value of the hedged item or the derivative is terminated. Any changes in the fair value of a derivative where hedge accounting has not been elected, where there is ineffectiveness or where the originally forecasted cash flows are no longer probable of occurring are recognized immediately in earnings. Cash flows related to derivatives are included in operating activities. See Note 10 – Derivative Instruments and Hedging Activities for additional information.

Leases

For operating leases, we recognize rent expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise the options would result in an economic penalty to the Company. Differences between amounts paid and amounts expensed are recorded as deferred rent. Capital leases are recorded as an asset and an obligation at an amount equal to the present value of the minimum lease payments during the lease term. Within the provisions of certain of our leases, there are rent holidays and escalations in payments over the base lease term, as well as renewal periods. The effects of the holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes cancelable option periods where failure to exercise such options would result in an economic penalty to the Company. The lease term commences on the date when we have the right to control the use of the leased property, which is typically before rent payments are due under the terms of the lease. Many of our leases have renewal periods totaling five to 20 years, exercisable at our option and require payment of property taxes, insurance and maintenance costs in addition to the rent payments. The consolidated financial statements reflect the same lease term for amortizing leasehold improvements as we use to determine capital versus operating lease classifications and in calculating straight-line rent expense for each restaurant. Percentage rent expense is generally based on sales levels and is accrued at the point in time we determine that it is probable that such sales levels will be achieved. Amortization expense related to capital leases is included in depreciation and amortization expense on our consolidated statements of earnings.

Pre-Opening Expenses

Non-capital expenditures associated with opening new restaurants are expensed as incurred.

Advertising

Production costs of commercials are charged to operations in the fiscal period the advertising is first aired. The costs of programming and other advertising, promotion and marketing programs are charged to operations in the fiscal period incurred. Advertising expense related to continuing operations, included in selling, general and administrative expenses, amounted to $311.9 million, $308.3 million and $257.8 million in fiscal 2010, 2009 and 2008, respectively.

Stock-Based Compensation

We recognize the cost of employee service received in exchange for awards of equity instruments based on the grant date fair value of those awards. We utilize the Black-Scholes option pricing model to estimate the fair value of awards. We recognize compensation expense on a straight-line basis over the remaining employee service period for awards granted. The weighted-average fair value of non-qualified stock options granted during fiscal 2010, 2009 and 2008 used in computing compensation expense in fiscal 2010, 2009 and 2008 was $10.74, $10.52 and $14.05, respectively. The dividend yield has been estimated based upon our historical results and expectations for changes in dividend rates. The expected volatility was determined using historical stock prices. The risk-free interest rate was the rate available on zero coupon U.S. government obligations with a term approximating the expected life of each grant. The expected life was estimated based on the exercise history of previous grants, taking into consideration the remaining contractual period for outstanding awards. The weighted-average assumptions used in the Black-Scholes model to record stock-based compensation in fiscal 2010, 2009 and 2008 were as follows:

	Stock Options Granted in Fiscal Year
	2010	2009	2008
Risk-free interest rate	2.96%	3.46%	4.63%
Expected volatility of stock	40.6%	34.4%	32.6%
Dividend yield	2.8%	2.1%	1.6%
Expected option life	6.6 years	6.4 years	6.4 years

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

The following table presents the computation of basic and diluted earnings per common share:

(in millions, except per share data)	Fiscal Year
	2010	2009	2008
Earnings from continuing operations	$407.0	$371.8	$369.5
(Loss) earnings from discontinued operations	(2.5)	0.4	7.7

Net earnings	$404.5	$372.2	$377.2

Average common shares outstanding – Basic	139.3	137.4	140.4
Effect of dilutive stock-based compensation	3.1	3.0	4.7

Average common shares outstanding – Diluted	142.4	140.4	145.1

Basic net earnings per share:
Earnings from continuing operations	$ 2.92	$2.71	$2.63
(Loss) earnings from discontinued operations	(0.02)	—	0.06

Net earnings	$ 2.90	$2.71	$2.69

Diluted net earnings per share:
Earnings from continuing operations	$ 2.86	$2.65	$2.55
(Loss) earnings from discontinued operations	(0.02)	—	0.05
Net earnings	$ 2.84	$2.65	$2.60

Restricted stock and options to purchase 3.3 million shares, 8.2 million shares and 3.2 million shares of common stock were excluded from the calculation of diluted net earnings per share for fiscal 2010, 2009 and 2008, respectively, because the effect would have been anti-dilutive.

Comprehensive Income (Loss)

Comprehensive income (loss) includes net earnings and other comprehensive income (loss) items that are excluded from net earnings under U.S. generally accepted accounting principles. Other comprehensive income (loss) items include foreign currency translation adjustments, the effective unrealized portion of changes in the fair value of cash flow hedges, unrealized gains and losses on our marketable securities classified as held for sale and recognition of the funded status and amortization of unrecognized net actuarial gains and losses related to our pension and other postretirement plans. See Note 13 - Stockholders’ Equity for additional information.

Foreign Currency

The Canadian dollar is the functional currency for our Canadian restaurant operations. Assets and liabilities denominated in Canadian dollars are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. Translation gains and losses are reported as a separate component of accumulated other comprehensive income (loss) in stockholders' equity. Aggregate cumulative translation losses were $2.2 million and $3.7 million at May 30, 2010 and May 31, 2009, respectively. Gains and losses from foreign currency transactions were not significant for fiscal 2010, 2009 or 2008.

Segment Reporting

As of May 30, 2010, we operated the Red Lobster, Olive Garden, LongHorn Steakhouse, The Capital Grille, Bahama Breeze and Seasons 52 restaurant brands in North America as operating segments. The brands operate principally in the U.S. within the full-service dining industry, providing similar products to similar customers. The brands also possess similar economic characteristics, resulting in similar long-term expected financial performance characteristics. Sales from external customers are derived principally from food and beverage sales. We do not rely on any major customers as a source of sales. We believe we meet the criteria for aggregating our operating segments into a single reporting segment.

Application of New Accounting Standards

We have included reference to previously issued accounting guidance as it was originally issued with reference to the ASC Topic or Subtopic where the respective guidance has been codified within the FASB ASC.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which has been codified into the Fair Value Measurements and Disclosures Topic (Topic 820) of the FASB ASC. Topic 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. For financial assets and liabilities, Topic 820 is effective for fiscal years beginning after November 15, 2007, which required us to adopt these provisions in fiscal 2009. For nonfinancial assets and liabilities, Topic 820 is effective for fiscal years beginning after November 15, 2008, which required us to adopt these provisions in fiscal 2010. The adoption of these provisions of Topic 820 did not have a significant impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations”, which has been codified into the Business Combinations Topic (Topic 805) of the FASB ASC. Topic 805 provides companies with principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree as well as the recognition and measurement of goodwill acquired in a business combination. Topic 850 also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. The provisions in Topic 805 are effective for business combinations occurring in fiscal years beginning after December 15, 2008, which required us to adopt these provisions for business combinations occurring in fiscal 2010 and thereafter. This guidance was adopted at the beginning of fiscal 2010 and will be implemented for any future business combinations entered into after the effective date. The adoption did not have a significant impact on our consolidated financial statements.

In June 2008, the FASB issued FASB Staff Position (FSP) EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”, which has been codified into the Earnings Per Share Topic of the FASB ASC, within Subtopic 260-10. Subtopic 260-10 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The two-class method is an earnings allocation method for computing earnings per share when an entity’s capital structure includes either two or more classes of common stock or common stock and participating securities. It determines earnings per share based on dividends declared on common stock and participating securities (i.e., distributed earnings) and participation rights of participating securities in any undistributed earnings. This guidance is effective for fiscal years beginning after December 15, 2008, which required us to adopt these provisions in fiscal 2010. The adoption of this guidance did not have a significant impact on our consolidated financial statements.

In December 2008, the FASB issued FSP 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets,” which expands the disclosure requirements about fair value measurements of plan assets for pension plans, postretirement medical plans, and other funded postretirement plans. This guidance has been incorporated into the Compensation-Retirement Benefits Topic of the FASB ASC (Topic 715) and is effective for fiscal years ending after December 15, 2009, which required us to adopt these provisions during the fourth quarter of fiscal 2010. The additional disclosures are included in Note 17 – Retirement Plans.

In April 2009, the FASB issued FSP SFAS No. 107-1 and Accounting Principles Board (APB) Opinion No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments”, which amends SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” and APB Opinion No. 28, “Interim Financial Reporting”, to require disclosures about the fair value of instruments for interim reporting periods. This FSP has been codified into the Financial Instruments Topic of the FASB ASC, within Subtopic 825-10. This guidance is effective for interim reporting periods ending after June 15, 2009, which required us to adopt these provisions during the first quarter of fiscal 2010.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events”, which has been incorporated into the Subsequent Events Topic of the FASB ASC, within Subtopic 855-10. Subtopic 855-10 establishes general standards of accounting for and disclosing events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance is effective for interim and annual periods ending after June 15, 2009, which required that we adopt these provisions in the first fiscal quarter of 2010. In February 2010, the FASB issued ASU 2010-09, “Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements.” This update removes the definition of a public entity from the ASC and amends disclosure requirements by only requiring those entities that do not file or furnish financial statements with the Securities Exchange Commission to disclose the date through which subsequent events have been evaluated.

In July 2009, the FASB issued SFAS No. 168, “FASB Accounting Standards Codification”, as the single source of authoritative nongovernmental U.S. GAAP. As a result, all existing accounting standard documents have been superseded. All other accounting literature not included in the ASC will be considered non-authoritative. The ASC did not change GAAP but instead combined all authoritative guidance into a comprehensive, topically organized structure. Upon adoption of the ASC, this statement is now codified in FASB ASC Topic 105, “Generally Accepted Accounting Principles.” This statement is effective for interim and annual periods ending after September 15, 2009, which required us to adopt this statement during the second fiscal quarter of 2010. The adoption of this Statement did not impact the consolidated financial statements but does require that all references to authoritative accounting literature be referenced in accordance with the FASB ASC.

In January 2010, the FASB issued Accounting Standards Update (ASU) 2010-06, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements, which required additional disclosure of significant transfers in and out of instruments categorized as Level 1 and 2 in the Fair Value hierarchy. This update also clarified existing disclosure requirements by defining the level of disaggregation of instruments into classes as well as additional disclosure around the valuation techniques and inputs used to measure fair value. This update is effective for interim and annual reporting periods beginning after December 15, 2009, which required us to adopt this update during the fourth quarter of 2010. The additional disclosures are included in Note 11 – Fair Value Measurements.

NOTE 2 – DISCONTINUED OPERATIONS

During fiscal 2007, we closed nine under-performing Bahama Breeze restaurants and announced the closure of 54 Smokey Bones and two Rocky River Grillhouse restaurants, as well as our intention to offer the remaining 73 operating Smokey Bones restaurants for sale. During fiscal 2008, we closed on the sale of the 73 operating Smokey Bones restaurants to Barbeque Integrated, Inc., an affiliate of Sun Capital Partners, Inc., a worldwide private investment firm, for $82.0 million, net of selling costs of approximately $1.8 million. As a result we recognized a gain on the sale of $18.0 million, which is included in earnings from discontinued operations for the fiscal year ended May 25, 2008.

For fiscal 2010, 2009 and 2008, all gains and losses on disposition, impairment charges and disposal costs, along with the sales, costs and expenses and income taxes attributable to these restaurants have been aggregated to a single caption entitled (losses) earnings from discontinued operations, net of tax (benefit) expense in our consolidated statements of earnings for all periods presented. (Losses) earnings from discontinued operations, net of tax (benefit) expense on our accompanying consolidated statements of earnings are comprised of the following:

(in millions)	Fiscal Year Ended
	May 30, 2010	May 31, 2009	May 25, 2008

Sales	$ —	$ —	$ 120.7
(Losses) earnings before income taxes	(4.0)	0.6	10.7
Income tax benefit (expense)	1.5	(0.2)	(3.0)
Net (losses) earnings from discontinued operations	$ (2.5)	$ 0.4	$ 7.7

As of May 30, 2010 and May 31, 2009, we had $11.0 million and $14.7 million, respectively, of assets associated with the closed restaurants reported as discontinued operations, which are included in land, buildings and equipment, net on the accompanying consolidated balance sheets.

NOTE 3 - RECEIVABLES, NET

Accounts receivable is primarily comprised of amounts owed to us from the sale of gift cards in national retail outlets and receivables from national storage and distribution companies with which we contract to provide services that are billed to us on a per-case basis. In connection with these services, certain of our inventory items are conveyed to these storage and distribution companies to transfer ownership and risk of loss prior to delivery of the inventory to our restaurants. We reacquire these items when the inventory is subsequently delivered to our restaurants. These transactions do not impact the consolidated statements of earnings. Receivables from national retail outlets and national storage and distribution companies amounted to $42.7 million and $34.4 million at May 30, 2010 and May 31, 2009, respectively. The allowance for doubtful accounts associated with all of our receivables amounted to $3.6 million at May 30, 2010 and May 31, 2009.

NOTE 4 –ASSET IMPAIRMENT, NET

During fiscal 2010 we recorded $6.2 million of long-lived asset impairment charges primarily related to the write-down of assets held for disposition based on updated valuations, the permanent closure of three Red Lobsters and three LongHorn Steakhouses and the write-down of two LongHorn Steakhouses and one Olive Garden based on an evaluation of expected cash flows. During fiscal 2009 we recorded $12.0 million of long-lived asset impairment charges primarily related to the write-down of assets held for disposition, the permanent closure of one LongHorn Steakhouse and the write-down of another LongHorn Steakhouse based on an evaluation of expected cash flows. During fiscal 2008 we recorded no long-lived asset impairment charges. These costs are included in asset impairment, net as a component of earnings from continuing operations in the accompanying consolidated statements of earnings for fiscal 2010, 2009 and 2008. Impairment charges were measured based on the amount by which the carrying amount of these assets exceeded their fair value. Fair value is generally determined based on appraisals or sales prices of comparable assets and estimates of future cash flows.

The results of operations for all Red Lobster, Olive Garden and LongHorn restaurants permanently closed in fiscal 2010, 2009 and 2008 that would otherwise have met the criteria for discontinued operations reporting are not material to our consolidated financial position, results of operations or cash flows and, therefore, have not been presented as discontinued operations.

NOTE 5 - LAND, BUILDINGS AND EQUIPMENT, NET

The components of land, buildings and equipment, net, are as follows:

(in millions)	May 30, 2010	May 31, 2009
Land	$ 775.2	$ 769.1
Buildings	3,371.6	3,078.8
Equipment	1,385.5	1,302.8
Assets under capital leases	68.6	68.6
Construction in progress	135.6	209.8
Total land, buildings and equipment	5,736.5	5,429.1
Less accumulated depreciation and amortization	(2,323.3)	(2,116.5)
Less amortization associated with assets under capital leases	(9.5)	(5.9)
Land, buildings and equipment, net	$3,403.7	$3,306.7

Our restaurant support center facility houses all of our executive offices, shared service functions and brand administrative personnel. On August 24, 2006, we completed the sale and leaseback of our previous restaurant support center facility for $45.2 million. The transaction was completed in anticipation of moving the restaurant support center facility to a new facility which occurred approximately three years from the date of sale. As a result of the sale and subsequent leaseback of the restaurant support center facility, we recorded a $15.2 million deferred gain, which was recognized over the three-year leaseback period on a straight-line basis. During fiscal 2010, fiscal 2009 and fiscal 2008, we recognized gains of $2.7 million, $4.6 million and $5.1 million, respectively, on the sale of the restaurant support center facility, which is included as a reduction of selling, general and administrative expenses in our consolidated statements of earnings.

NOTE 6 - OTHER ASSETS

The components of other assets are as follows:

(in millions)	May 30, 2010	May 31, 2009
Trust-owned life insurance	$ 52.8	$ 35.7
Capitalized software costs, net	23.6	22.7
Liquor licenses	42.3	40.9
Acquired below-market leases, net	18.9	21.5
Loan costs, net	14.3	16.8
Marketable securities	31.7	38.6
Miscellaneous	10.3	14.4
Total other assets	$193.9	$190.6

NOTE 7 – SHORT-TERM DEBT

As of May 30, 2010 we had no short-term debt outstanding. As of May 31, 2009, short-term debt consisted of $150.0 million of borrowings under the Revolving Credit Agreement (as defined in Note 9 – Long-Term Debt).

NOTE 8 - OTHER CURRENT LIABILITIES

The components of other current liabilities are as follows:

(in millions)	May 30, 2010	May 31, 2009
Non-qualified deferred compensation plan	$158.1	$132.1
Sales and other taxes	51.5	61.0
Insurance-related	80.7	75.6
Miscellaneous	50.3	63.1
Employee benefits	32.9	23.5
Accrued interest	17.7	17.0
Total other current liabilities	$391.2	$372.3

NOTE 9 - LONG-TERM DEBT

The components of long-term debt are as follows:

(in millions)	May 30, 2010	May 31, 2009
4.875% senior notes due August 2010	$ 150.0	$ 150.0
7.450% medium-term notes due April 2011	75.0	75.0
5.625% senior notes due October 2012	350.0	350.0
7.125% debentures due February 2016	100.0	100.0
6.200% senior notes due October 2017	500.0	500.0
6.000% senior notes due August 2035	150.0	150.0
6.800% senior notes due October 2037	300.0	300.0
ESOP loan with variable rate of interest (0.65% at May 30, 2010) due December 2018	9.8	11.6
Total long-term debt	1,634.8	1,636.6
Fair value hedge	3.8	1.3
Less issuance discount	(4.9)	(5.6)
Total long-term debt less issuance discount	1,633.7	1,632.3
Less current portion	(225.0)	—
Long-term debt, excluding current portion	$1,408.7	$1,632.3

We maintain a $750.0 million revolving credit facility under a Credit Agreement (Revolving Credit Agreement) dated September 20, 2007 with Bank of America, N.A. (BOA), as administrative agent, and the lenders (Revolving Credit Lenders) and other agents party thereto. The Revolving Credit Agreement is a senior unsecured debt obligation of the Company and contains customary representations, affirmative and negative covenants (including limitations on liens and subsidiary debt, and a maximum consolidated lease adjusted total debt to total capitalization ratio of 0.75 to 1.00) and events of default usual for credit facilities of this type. As of May 30, 2010, we were in compliance with all covenants under the Revolving Credit Agreement.

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

Loans under the Revolving Credit Agreement bear interest at a rate of LIBOR plus a margin determined by reference to a ratings-based pricing grid, or the base rate (which is defined as the higher of the BOA prime rate and the Federal Funds rate plus 0.500 percent). Assuming a “BBB” equivalent credit rating level, the applicable margin under the Revolving Credit Agreement will be 0.350 percent. We may also request that loans under the Revolving Credit Agreement be made at interest rates offered by one or more of the Revolving Credit Lenders, which may vary from the LIBOR or base rate, for up to $100.0 million of borrowings. The Revolving Credit Agreement requires that we pay a facility fee on the total amount of the facility (ranging from 0.070 percent to 0.175 percent, based on our credit ratings) and, in the event that the outstanding amounts under the Revolving Credit Agreement exceeds 50 percent of the aggregate commitments under the Revolving Credit Agreement, a utilization fee on the total amount outstanding under the facility (ranging from 0.050 percent to 0.150 percent, based on our credit ratings). As of May 30, 2010, we had no outstanding balances under the Revolving Credit Agreement. As of May 30 2010, $58.4 million of letters of credit were outstanding, which are backed by this facility.

In September 2008, Lehman Brothers Holdings Inc. (Lehman Brothers) and certain of its subsidiaries filed for bankruptcy protection. A subsidiary of Lehman Brothers was one of the Revolving Credit Lenders under our Revolving Credit Agreement with a commitment of $50.0 million, and defaulted on its obligation to fund our request for borrowings under the Revolving Credit Agreement. Accordingly, our ability to borrow under the Revolving Credit Agreement effectively was reduced by the amount of Lehman Brothers’ commitment. In April 2010, however, Lehman’s commitment was assigned to another then-existing Revolving Credit Lender, so the aggregate commitments available under our facility have been restored to $750.0 million. After consideration of borrowings currently outstanding and letters of credit backed by the Revolving Credit Agreement, as of May 30, 2010, we had $691.6 million of credit available under the Revolving Credit Agreement.

The interest rates on our $350.0 million of unsecured 5.625 percent senior notes due October 2012, $500.0 million of unsecured 6.200 percent senior notes due October 2017 and $300.0 million of unsecured 6.800 percent senior notes due October 2037 (collectively, the New Senior Notes) is subject to adjustment from time to time if the debt rating assigned to the series of the New Senior Notes is downgraded below a certain rating level (or subsequently upgraded). The maximum adjustment is 2.000 percent above the initial interest rate and the interest rate cannot be reduced below the initial interest rate. As of May 30, 2010, no adjustments to these interest rates had been made. We may redeem any series of the New Senior Notes at any time in whole or from time to time in part, at the principal amount plus a make-whole premium. If we experience a change of control triggering event, we may be required to purchase the New Senior Notes from the holders.

All of our long-term debt currently outstanding is expected to be repaid entirely at maturity with interest being paid semi-annually over the life of the debt. The aggregate maturities of long-term debt for each of the five fiscal years subsequent to May 30, 2010, and thereafter are $225.0 million in 2011, $0.0 million in 2012, $350.0 million in 2013, $0.0 million in 2014, $0.0 million in 2015 and $1.06 billion thereafter.

NOTE 10 – DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We enter into derivative instruments for risk management purposes only, including derivatives designated as hedging instruments as required by the Derivatives and Hedging Topic of the FASB ASC, and those utilized as economic hedges. We use financial and commodities derivatives to manage interest rate, compensation and commodities pricing and foreign currency exchange rate risks inherent in our business operations. Our use of derivative instruments is currently limited to interest rate hedges; equity forwards contracts; commodities futures and options contracts and foreign currency forward contracts. By using these instruments, we expose ourselves, from time to time, to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. We minimize this credit risk by entering into transactions with high quality counterparties. We currently do not have any provisions in our agreements with counterparties that would require either party to hold or post collateral in the event that the market value of the related derivative instrument exceeds a certain limit. As such, the maximum amount of loss due to counterparty credit risk we would incur at May 30, 2010, if counterparties to the derivative instruments failed completely to perform, would approximate the values of derivative instruments currently recognized as assets in our consolidated balance sheet. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, commodity prices, or the market price of our common stock. We minimize this market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. See Note 1 – Summary of Significant Accounting Policies for additional information.

Natural Gas Commodity Contracts

We enter into natural gas swap contracts to reduce the risk of variability in cash flows associated with fluctuations in the price of natural gas during the fiscal year. For a certain portion of our natural gas purchases, changes in the price we pay for natural gas is highly correlated with changes in the market price of natural gas. For these natural gas purchases, we designate natural gas swap derivative contracts as cash flow hedging instruments. To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives' fair value are not included in current earnings but are included in accumulated other comprehensive income (loss), net of tax. These changes in fair value are subsequently reclassified into earnings as a component of restaurant expenses when the natural gas is purchased and used by us in our operations. Ineffectiveness measured in the hedging relationship is recorded currently in earnings in the period it occurs. As of May 30, 2010 and May 31, 2009, we were party to natural gas swap contracts designated as effective cash flow hedging instruments with notional values of $3.2 million and $9.9 million, respectively. For the remaining portion of our natural gas purchases, changes in the price we pay for natural gas are not highly correlated with changes in the market price of natural gas, generally due to the timing of when changes in the market prices are reflected in the price we pay. For these natural gas purchases, we utilize natural gas swap contracts as economic hedges. All changes in the fair value of our economic hedge contracts are recorded currently in earnings in the period in which they occur. As of May 30, 2010 and May 31, 2009, we were party to natural gas swap contracts, which were not designated as cash flow hedging instruments, with notional values of $0.6 million and $1.3 million, respectively.

Other Commodity Contracts

We enter into other commodity futures and swaps (typically for soybean oil, milk, gasoline, diesel fuel and butter) to reduce the risk of fluctuations in the price we pay for these commodities, which are either used directly in our restaurants (e.g., class III milk contracts for cheese and soybean oil for salad dressing) or are components of the cost we pay for items used in our restaurants (e.g., diesel fuel contracts to mitigate risk related to diesel fuel surcharges charged by our distributors). To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, and otherwise meet the hedge accounting criteria required by the Derivatives and Hedging Topic of the FASB ASC, changes in the derivatives’ fair value are not included in current earnings but are included in accumulated other comprehensive income (loss), net of tax. These changes in fair value will subsequently be reclassified into earnings as a component of food and beverage costs when the product is purchased for use in our restaurants. Ineffectiveness measured in the hedging relationship is recorded currently in earnings in the period it occurs. As of May 30, 2010 and May 31, 2009, we were not party to commodity contracts designated as effective cash flow hedging instruments. To the extent the hedge accounting criteria is not met, the commodity contracts are utilized as economic hedges and changes in the fair value of these contracts are recorded currently in earnings in the period in which they occur. As of May 30, 2010 and May 31, 2009, we were party to commodity contracts not designated as cash flow hedging instruments, with notional values of $4.2 million and $0.3 million, respectively.

Foreign Currency Forward Contracts

We enter into foreign currency forward contracts to reduce the risk of fluctuations in exchange rates specifically related to forecasted transactions or payments made in a foreign currency either for commodities and items used directly in our restaurants or for forecasted payments of services. To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, and otherwise meet the hedge accounting criteria, changes in the derivatives’ fair value are not included in current earnings but are included in accumulated other comprehensive income (loss), net of tax. These changes in fair value will subsequently be reclassified into earnings as a component of food and beverage costs or selling, general and administrative expense when the forecasted transaction or payment is made. Ineffectiveness measured in the hedging relationship is recorded currently in earnings in the period it occurs. As of May 30, 2010 and May 31, 2009, we were party to commodity contracts designated as effective cash flow hedging instruments with notional values of $18.9 million and $4.3 million, respectively.

Interest Rate Locks

We entered into treasury-lock derivative instruments with $150.0 million of notional value to hedge a portion of the risk of changes in the benchmark interest rate associated with the expected issuance of long-term debt to refinance our $150.0 million 4.875 percent senior notes due August 2010 and our $75.0 million 7.450 percent medium-term notes due April 2011, as changes in the benchmark interest rate will cause variability in our forecasted interest payments. These derivative instruments are designated as cash flow hedges and to the extent they are effective in offsetting the variability of the hedged cash flows, changes in the derivatives' fair value are not included in current earnings but are included in accumulated other comprehensive income (loss), net of tax. These changes in fair value will subsequently be reclassified into earnings as a component of interest expense as interest is incurred on the forecasted debt issuance. Ineffectiveness measured in the hedging relationship is recorded currently in earnings in the period it occurs.

We entered into treasury-lock derivative instruments with $550.0 million of notional value to hedge a portion of the risk of changes in the benchmark interest rate prior to the issuance of the New Senior Notes, as changes in the benchmark interest rate would cause variability in our forecasted interest payments. These instruments were all settled at the issuance of the New Senior Notes during the quarter ended August 24, 2008 for a cumulative gain of $6.2 million. These instruments were designated as effective cash flow hedges, therefore, the gain was recorded in accumulated other comprehensive income (loss) and is reclassified into earnings as a reduction to interest expense as interest on the New Senior Notes or similar debt is incurred.

Interest Rate Swaps

During fiscal 2010, we entered into interest rate swap agreements with $375.0 million of notional value to limit the risk of changes in fair value of our $150.0 million 4.875 percent senior notes due August 2010, $75.0 million 7.450 percent medium-term notes due April 2011, and a portion of the $350 million 5.625 percent senior notes due October 2012 attributable to changes in the benchmark interest rate, between now and maturity of the related debt. The swap agreements effectively swap the fixed rate obligations for floating rate obligations, thereby mitigating changes in fair value of the related debt prior to maturity. The swap agreements were designated as fair value hedges of the related debt and met the requirements to be accounted for under the short-cut method, resulting in no ineffectiveness in the hedging relationship. Gains and losses on the interest rate swap agreements used to hedge the fair value of the related debt are recognized in earnings, as are the losses and gains associated with the changes in fair value of the related debt. In addition, the net swap settlements that accrue each period are reported in interest expense. During the fiscal year ended May 30, 2010, $3.4 million was recorded as a reduction to interest expense related to these net swap settlements.

During fiscal 2009, we entered into interest rate swap agreements with $225.0 million of notional value to limit the risk of changes in fair value of our $150.0 million senior notes due August 2010 and $75.0 million medium-term notes due April 2011 attributable to changes in the benchmark interest rate, between now and maturity of the related debt. The swap agreements effectively swap the fixed rate obligations for floating rate obligations, thereby mitigating changes in fair value of the related debt prior to maturity. The swap agreements were designated as fair value hedges of the related debt and met the requirements to be accounted for under the short-cut method, resulting in no ineffectiveness in the hedging relationship. During fiscal 2009, we terminated these interest rate swap agreements for a gain of approximately $1.9 million, which will be recorded as a reduction to interest expense over the remaining life of the related long-term debt.

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

Equity Forwards

We enter into equity forward contracts to hedge the risk of changes in future cash flows associated with the unvested, unrecognized Darden stock units. The equity forward contracts will be settled at the end of the vesting periods of their underlying Darden stock units, which range between four and five years. The contracts were initially designated as cash flow hedges to the extent the Darden stock units are unvested and, therefore, unrecognized as a liability in our financial statements. In total, the equity forward contracts are indexed to 0.8 million shares of our common stock, at varying forward rates between $27.57 per share and $41.17 per share and can only be net settled in cash. To the extent the equity forward contracts are effective in offsetting the variability of the hedged cash flows, changes in the fair value of the equity forward contracts are not included in current earnings but are reported as accumulated other comprehensive income (loss). As the Darden stock units vest, we will de-designate that portion of the equity forward contract that no longer qualifies for hedge accounting and changes in fair value associated with that portion of the equity forward contract will be recognized in current earnings. We periodically incur interest on the notional value of the contracts and receive dividends on the underlying shares. These amounts are recognized currently in earnings as they are incurred.

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

The fair value of our derivative instruments as of May 30, 2010 and May 31, 2009, is as follows:

(in millions)	Balance Sheet Location	Derivative Assets		Derivative Liabilities
		May 30, 2010	May 31, 2009	May 30, 2010	May 31, 2009
Derivative contracts designated as hedging instruments

Commodity contracts	(1)	$ —	$ —	$ (0.6)	$ (2.4)
Equity forwards	(1)	—	0.4	(0.4)	—
Interest rate related	(1)	3.4	—	(10.5)	(2.8)
Foreign currency forwards	(1)	1.1	0.8	—	—
		$ 4.5	$ 1.2	$ (11.5)	$ (5.2)
Derivative contracts not designated as hedging instruments

Commodity contracts	(1)	$ —	$ —	$ —	$ (0.8)
Equity forwards	(1)	—	1.0	(0.6)	—
		$ —	$ 1.0	$ (0.6)	$ (0.8)
Total derivative contracts		$ 4.5	$ 2.2	$ (12.1)	$ (6.0)

(1)	Derivative assets and liabilities are included in Prepaid Expenses and Other Current Assets and Other Current Liabilities, respectively, on our consolidated balance sheets.

The effect of derivative instruments in cash flow hedging relationships on the consolidated statements of earnings for the years ended May 30, 2010 and May 31, 2009, are as follows:

(in millions)	Amount of Gain (Loss) Recognized in AOCI (effective portion)		Location of Gain (Loss) Reclassified from AOCI to Income		Amount of Gain (Loss) Reclassified from AOCI to Income (effective portion)		Location of Gain (Loss) Recognized in Income (ineffective portion)		(1) Amount of Gain (Loss) Recognized in Income (ineffective portion)
	2010	2009			2010	2009			2010	2009
Commodity contracts	$(2.1)	$(8.7)	Cost of Sales	(2)	$(3.8)	$(6.1)	Cost of Sales	(2)	$—	$—
Equity forwards	3.9	1.2	Cost of Sales and SG&A	(3)	—	—	Cost of Sales and SG&A	(3)	0.3	—
Interest rate	(7.7)	(6.9)	Interest, net		0.5	(1.3)	Interest, net		—	—
Foreign currency forwards	1.3	0.8	Cost of Sales and SG&A	(4)	1.1	—	Cost of Sales and SG&A	(4)	—	—
	$(4.6)	$(13.6)			$(2.2)	$(7.4)			$0.3	$—

(1)

Generally, all of our derivative instruments designated as cash flow hedges have some level of ineffectiveness, which is recognized currently in earnings. However, as these amounts are generally nominal and our consolidated financial statements are presented “in millions,” these amounts will generally appear as zero in this tabular presentation.

(2)

Location of gain (loss) reclassified from AOCI to income as well as the gain (loss) recognized in income for the ineffective portion of the hedge is food and beverage costs and restaurant expenses, which are components of cost of sales.

(3)

Location of gain (loss) reclassified from AOCI to income as well as the gain (loss) recognized in income for the ineffective portion of the hedge is restaurant labor expenses, which is a component of cost of sales, and selling, general and administrative expenses.

(4)

Location of gain (loss) reclassified from AOCI to income as well as the gain (loss) recognized in income for the ineffective portion of the hedge is food and beverage costs, which is a component of cost of sales, and selling, general and administrative expenses.

The effects of derivative instruments in fair value hedging relationships on the consolidated statements of earnings for the years ended May 30, 2010 and May 31, 2009, are as follows:

(in millions)
Derivatives in Fair Value Hedging Relationships	Amount of Gain (Loss) Recognized in Income on Derivatives		Location of Gain (Loss) Recognized in Income on Derivatives	Hedged Item in Fair Value Hedge Relationship	Amount of Gain (Loss) Recognized in Income on Related Hedged Item			Location of Gain (Loss) Recognized in Income on Related Hedged Item
	Year Ended				Year Ended
	May 30, 2010	May 31, 2009			May 30, 2010		May 31, 2009
Interest rate	$ 3.4	—	Interest, net	Fixed-rate debt		$(3.4)	—	Interest, net
	$ 3.4	—				$(3.4)	—

The effect of derivatives not designated as hedging instruments on the consolidated statements of earnings for the years ended May 30, 2010 and May 31, 2009, are as follows:

(in millions)	Location of Gain (Loss) Recognized in Income on	Amount of Gain (Loss) Recognized in Income
	Derivatives	May 30, 2010	May 31, 2009
Commodity contracts	Cost of Sales (1)	$ (0.2)	$ (5.0)
Equity forwards	Cost of Sales (2)	2.2	2.1
Equity forwards	Selling, General and Administrative	1.3	0.9
		$ 3.3	$ (2.0)

(1)	Location of gain (loss) recognized in income is food and beverage costs and restaurant expenses, which are components of cost of sales.

(2)	Location of gain (loss) recognized in income is restaurant labor expenses, which is a component of cost of sales.

Based on the fair value of our derivative instruments designated as cash flow hedges as of May 30, 2010, we expect to reclassify $0.2 million of net losses on derivative instruments from accumulated other comprehensive income (loss) to earnings during the next twelve months based on the timing of our forecasted commodity purchases and maturity of equity forward instruments. However, the amounts ultimately realized in earnings will be dependent on the fair value of the contracts on the settlement dates. We are currently party to foreign currency forward contracts designated as cash flow hedges to mitigate the risk of variability in our cash flows from fluctuations in exchange rates specifically related to forecasted payments for services through August 2011.

NOTE 11 – FAIR VALUE MEASUREMENTS

The fair values of cash equivalents, accounts receivable, accounts payable and short-term debt approximate their carrying amounts due to their short duration.

The following table summarizes the fair values of financial instruments measured at fair value on a recurring basis at May 30, 2010:

Items Measured at Fair Value
(in millions)		Fair Value of assets (liabilities) at May 30, 2010	Quoted prices in active market for identical assets (liabilities) (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Fixed-income securities: Corporate bonds	(1)	$ 15.8	$ —	$ 15.8	$ —
U.S. Treasury securities	(2)	10.1	10.1	—	—
Mortgage-backed securities	(3)	5.8	—	5.8	—
Derivatives:
Commodities swaps & futures	(4)	(0.7)	—	(0.7)	—
Equity forwards	(5)	(1.0)	—	(1.0)	—
Interest rate locks & swaps	(6)	(7.0)	—	(7.0)	—
Foreign currency forwards	(7)	1.1	—	1.1	—
Total		$ 24.1	$ 10.1	$ 14.0	$ —

(1)

The fair value of our corporate bonds is based on the closing market prices of the investments when applicable, or, alternatively, valuations utilizing market data and other observable inputs, inclusive of the risk of nonperformance.

(2)	The fair value of our U.S. Treasury securities is based on the closing market prices.

(3)

The fair value of our mortgage-backed securities is based on the closing market prices of the investments when applicable, or, alternatively, valuations utilizing market data and other observable inputs, inclusive of the risk of nonperformance.

(4)	The fair value of our commodities swaps and futures is based on the closing futures market prices of the contracts, inclusive of the risk of nonperformance.
(5)	The fair value of our equity forwards is based on the closing market value of Darden stock, inclusive of the risk of nonperformance.
(6)

The fair value of our interest rate lock and swap agreements is based on the present value of expected future cash flows, inclusive of the risk of nonperformance, using a discount rate appropriate for the duration.

(7)	The fair value of our foreign currency forward contracts is based on the closing forward exchange market prices, inclusive of the risk of nonperformance.

The carrying value and fair value of long-term debt, including the amounts included in current liabilities, at May 30, 2010 was $1.63 billion and $1.71 billion, respectively. The carrying value and fair value of long-term debt at May 31, 2009 was $1.63 billion and $1.49 billion, respectively. The fair value of long-term debt is determined based on market prices or, if market prices are not available, the present value of the underlying cash flows discounted at our incremental borrowing rates.

The following table summarizes the fair values of non-financial assets measured at fair value on a non-recurring basis at May 30, 2010:

		Items Measured at Fair Value
(in millions)		Fair Value of assets at May 30, 2010	Quoted prices in active market for identical assets (liabilities) (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Long-lived assets held for disposal	(1)	$ 13.3	$ —	$ —	$ 13.3
Long-lived assets held and used	(2)	1.6	—	—	1.6
Total		$ 14.9	$ —	$ —	$ 14.9

(1)

In accordance with the provisions of ASC Topic 360, long-lived assets held for disposal with a carrying amount of $17.6 were written down to their fair value of $13.3 million, resulting in an impairment charge of $4.3 million, of which $3.2 was included in earnings from continuing operations and $1.1 million was included in losses from discontinued operations.

(2)

In accordance with the provisions of ASC Topic 360, long-lived assets held and used with a carrying amount of $2.9 million were written down to their fair value of $1.6 million, resulting in an impairment charge of $1.3 million, which was included in earnings from continuing operations.

NOTE 12 - FINANCIAL INSTRUMENTS

Marketable securities are carried at fair value and consist of $31.7 million of available-for-sale securities related to insurance funding requirements for our workers compensation and general liability claims. The following table summarizes cost and market value for our securities that qualify as available-for-sale as of May 30, 2010:

(in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Available-for-sale securities	$ 31.3	$ 0.4	$ —	$ 31.7

Earnings include insignificant realized gains and loss from sales of available-for-sale securities. At May 30, 2010, the scheduled maturities of our available-for-sale securities are as follows:

(in millions)	Cost	Market Value
Less than 1 year	$ 3.5	$ 3.5
1 to 3 years	20.3	20.5
3 to 5 years	7.5	7.7
Total	$ 31.3	$ 31.7

NOTE 13 - STOCKHOLDERS' EQUITY

Treasury Stock

On June 16, 2006, our Board of Directors authorized an additional share repurchase authorization totaling 25.0 million shares in addition to the previous authorization of 137.4 million shares, bringing our total authorizations to 162.4 million. In fiscal 2010, 2009 and 2008, we purchased treasury stock totaling $85.1 million, $144.9 million and $159.4 million, respectively. At May 30, 2010, a total of 154.1 million shares had been repurchased under the authorizations. The repurchased common stock is reflected as a reduction of stockholders’ equity.

Stock Purchase/Loan Program

We have share ownership guidelines for our officers. To assist them in meeting these guidelines, we implemented the 1998 Stock Purchase/Option Award Loan Program (Loan Program) in conjunction with our Stock Option and Long-Term Incentive Plan of 1995. The Loan Program provided loans to our officers and awarded two options for every new share purchased, up to a maximum total share value equal to a designated percentage of the officer’s base compensation. Loans are full recourse and interest bearing, with a maximum principal amount of 75 percent of the value of the stock purchased. The stock purchased is held on deposit with us until the loan is repaid. The interest rate for loans under the Loan Program is fixed and is equal to the applicable federal rate for mid-term loans with semi-annual compounding for the month in which the loan originates. Interest is payable on a weekly basis. Loan principal is payable in installments with 25 percent, 25 percent and 50 percent of the total loan due at the end of the fifth, sixth and seventh years of the loan, respectively. Effective July 30, 2002, and in compliance with the Sarbanes-Oxley Act of 2002, we no longer issue new loans under the Loan Program. As of May 30, 2010, there were no loans outstanding under the Loan Program.

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

Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are as follows:

(in millions)	May 30, 2010	May 31, 2009
Foreign currency translation adjustment	$ (2.2)	$ (3.7)
Unrealized gains (losses) on marketable securities, net of tax	0.3	0.3
Unrealized gains (losses) on derivatives, net of tax	1.1	1.1
Benefit plan funding position, net of tax	(70.3)	(54.9)
Total accumulated other comprehensive income (loss)	$ (71.1)	$ (57.2)

NOTE 14 – LEASES

An analysis of rent expense incurred related to restaurants in continuing operations is as follows:

(in millions)	Fiscal Year
	2010	2009	2008
Restaurant minimum rent	$111.7	$102.4	$88.1
Restaurant percentage rent	5.1	6.6	7.7
Restaurant rent averaging expense	10.6	10.5	8.6
Transportation equipment	3.3	3.4	2.9
Office equipment	0.8	1.2	1.2
Office space	4.5	6.6	6.8
Warehouse space	0.5	0.5	0.4
Total rent expense	$136.5	$131.2	$115.7

Rent expense included in discontinued operations was $0.6 million, $1.3 million and $4.5 million for fiscal 2010, 2009 and 2008, respectively. The annual future lease commitments under capital lease obligations and noncancelable operating leases, including those related to restaurants reported as discontinued operations, for each of the five fiscal years subsequent to May 30, 2010 and thereafter is as follows:

Fiscal Year	Capital	Operating
2011	$5.1	$ 126.6
2012	5.2	115.8
2013	5.3	103.0
2014	5.4	86.6
2015	5.5	73.5
Thereafter	78.6	250.9

Total future lease commitments	105.1	$ 756.4

Less imputed interest (at 6.5%)	(46.2)
Present value of future lease commitments	58.9
Less current maturities	(1.3)
Obligations under capital leases, net of current maturities	$57.6

NOTE 15 - INTEREST, NET

The components of interest, net are as follows:

(in millions)	Fiscal Year
	2010	2009	2008
Interest expense	$95.7	$113.7	$89.2
Imputed interest on capital leases	3.9	3.9	2.6
Capitalized interest	(4.4)	(9.3)	(4.9)
Interest income	(1.3)	(0.9)	(1.2)
Interest, net	$93.9	$107.4	$85.7

Capitalized interest was computed using our average borrowing rate. We paid $95.3 million, $103.6 million and $73.6 million for interest (net of amounts capitalized) in fiscal 2010, 2009 and 2008, respectively.

NOTE 16 - INCOME TAXES

Total income tax expense for fiscal 2010, 2009 and 2008 was allocated as follows:

(in millions)	Fiscal Year
	2010	2009	2008
Earnings from continuing operations	$136.6	$140.7	$145.2
(Losses) earnings from discontinued operations	(1.5)	0.2	3.0
Total consolidated income tax expense	$135.1	$140.9	$148.2

The components of earnings before income taxes from continuing operations and the provision for income taxes thereon are as follows:

(in millions)	Fiscal Year
	2010	2009	2008

Earnings from continuing operations before income taxes:
U.S.	$ 534.5	$ 508.1	$ 509.6
Canada	9.1	4.4	5.1
Earnings from continuing operations before income taxes	$ 543.6	$512.5	$ 514.7
Income taxes:
Current:
Federal	$ 126.5	$ 38.1	$ 98.3
State and local	28.7	10.5	21.0
Canada	0.1	0.1	0.1
Total current	155.3	48.7	119.4
Deferred (principally U.S.):
Federal	(10.6)	84.3	24.9
State and local	(8.1)	7.7	0.9
Total deferred	(18.7)	92.0	25.8
Total income taxes	$ 136.6	$ 140.7	$ 145.2

During fiscal 2010, 2009 and 2008, we paid income taxes of $94.8 million, $64.4 million and $119.7 million, respectively.

The following table is a reconciliation of the U.S. statutory income tax rate to the effective income tax rate from continuing operations included in the accompanying consolidated statements of earnings:

	Fiscal Year
	2010	2009	2008
U.S. statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefits	2.5	2.3	2.7
Benefit of federal income tax credits	(8.7)	(8.9)	(7.9)
Other, net	(3.7)	(0.9)	(1.6)
Effective income tax rate	25.1%	27.5%	28.2%

As of May 30, 2010, we had estimated current prepaid federal income taxes of $1.5 million, which is included in our accompanying consolidated balance sheets as prepaid income taxes, and estimated current state income taxes payable of $1.0 million, which is included in our accompanying consolidated balance sheets as accrued income taxes.

As of May 30, 2010, we had gross unrecognized tax benefits of $30.4 million, which represents the aggregate tax effect of the differences between tax return positions and benefits recognized in our consolidated financial statements. Of this total, approximately $24.7 million, after considering the federal impact on state issues, would favorably affect the effective tax rate if resolved in our favor. A reconciliation of the beginning and ending amount of unrecognized tax benefits follows:

(in millions)

Balance at May 31, 2009	$ 58.1
Additions to tax positions recorded during the current year	2.8
Additions to tax positions recorded during prior years	1.2
Reductions to tax positions recorded during prior years	(1.3)
Reductions to tax positions due to settlements with taxing authorities	(25.2)
Reductions to tax positions due to statute expiration	(5.2)
Balance at May 30, 2010	$ 30.4

We recognize accrued interest related to unrecognized tax benefits in interest expense. Penalties, when incurred, are recognized in selling, general and administrative expense. During fiscal 2010, 2009 and 2008, we recognized $2.5 million, $4.2 million and $2.0 million of interest expense associated with unrecognized tax benefits, respectively, excluding the release of accrued interest related to prior year matters due to settlement or the lapse of the statute of limitations. At May 30, 2010, we had $6.1 million accrued for the payment of interest associated with unrecognized tax benefits.

The major jurisdictions in which the Company files income tax returns include the U.S. federal jurisdiction, Canada, and most states in the U.S. that have an income tax. With a few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2001.

Included in the balance of unrecognized tax benefits at May 30, 2010 is $0.3 million related to tax positions for which it is reasonably possible that the total amounts could change during the next twelve months based on the outcome of examinations or as a result of the expiration of the statute of limitations for specific jurisdictions. The $0.3 million relates to items that would impact our effective income tax rate.

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

(in millions)	May 31, 2010	May 31, 2009
Accrued liabilities	$ 34.3	$ 56.4
Compensation and employee benefits	171.6	152.6
Deferred rent and interest income	49.4	42.1
Asset disposition	1.5	5.4
Other	11.3	12.2
Gross deferred tax assets	$ 268.1	$ 268.7
Trademarks and other acquisition related intangibles	(178.7)	(179.7)
Buildings and equipment	(238.7)	(259.5)
Prepaid interest	(1.0)	(1.0)
Capitalized software and other assets	(11.8)	(11.3)
Other	(4.7)	(3.8)
Gross deferred tax liabilities	$ (434.9)	$ (455.3)
Net deferred tax liabilities	$ (166.8)	$ (186.6)

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

NOTE 17 - RETIREMENT PLANS

Defined Benefit Plans and Postretirement Benefit Plan

Substantially all of our employees are eligible to participate in a retirement plan. We sponsor non-contributory defined benefit pension plans, which have been frozen, for a group of salaried employees in the United States, in which benefits are based on various formulas that include years of service and compensation factors; and for a group of hourly employees in the United States, in which a fixed level of benefits is provided. Pension plan assets are primarily invested in U.S., international and private equities, long duration fixed-income securities and real assets. Our policy is to fund, at a minimum, the amount necessary on an actuarial basis to provide for benefits in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended and the Internal Revenue Code (IRC), as amended by the Pension Protection Act of 2006. We also sponsor a contributory postretirement benefit plan that provides health care benefits to our salaried retirees. During fiscal years 2010, 2009 and 2008, we funded the defined benefit pension plans in the amount of $0.4 million, $0.5 million and $0.5 million, respectively. We expect to contribute approximately $10.4 million to $12.4 million to our defined benefit pension plans during fiscal 2011. We fund the postretirement benefit plan on a pay-as-you-go basis. During fiscal 2010, 2009 and 2008, we funded the postretirement benefit plan in the amounts of $0.6 million, $1.2 million and $1.2 million, respectively. We expect to contribute approximately $1.0 million to our postretirement benefit plan during fiscal 2011.

We are required to recognize the over or under-funded status of the plans as an asset or liability as measured by the difference between the fair value of the plan assets and the benefit obligation and any unrecognized prior service costs and actuarial gains and losses as a component of accumulated other comprehensive income (loss), net of tax.

The following provides a reconciliation of the changes in the plan benefit obligation, fair value of plan assets and the funded status of the plans as of May 30, 2010 and May 31, 2009:

(in millions)	Defined Benefit Plans		Postretirement Benefit Plan
	2010	2009	2010	2009
Change in Benefit Obligation:
Benefit obligation at beginning of period	$ 169.7	$ 169.7	$ 27.3	$ 25.7
Service cost	4.9	7.5	0.6	0.9
Interest cost	10.0	12.3	1.9	2.1
Plan amendments	—	—	—	—
Participant contributions	—	—	0.1	0.3
Benefits paid	(7.9)	(10.1)	(0.7)	(1.5)
Actuarial loss (gain)	23.5	(9.7)	9.7	(0.2)
Benefit obligation at end of period	$ 200.2	$ 169.7	$ 38.9	$ 27.3

Change in Plan Assets:
Fair value at beginning of period	$ 139.9	$ 191.7	$ —	$ —
Actual return on plan assets	22.2	(42.2)	—	—
Employer contributions	0.4	0.5	0.6	1.2
Participant contributions	—	—	0.1	0.3
Benefits paid	(7.9)	(10.1)	(0.7)	(1.5)
Fair value at end of period	$ 154.6	$ 139.9	$ —	$ —

Reconciliation of the Plan’s Funded Status:
Unfunded status at end of period	$ (45.6)	$ (29.8)	$ (38.9)	$ (27.3)

The following is a detail of the net funded status of each of our plans of May 30, 2010 and May 31, 2009 and a reconciliation of the amounts included in accumulated other comprehensive income (loss) as of May 30, 2010 and May 31, 2009:

(in millions)	Defined Benefit Plans		Postretirement Benefit Plan
	2010	2009	2010	2009
Components of the Consolidated Balance Sheets:
Non-current assets	$—	$—	$—	$—
Current liabilities	(0.4)	(0.4)	(1.0)	(1.0)
Non-current liabilities	(45.2)	(29.4)	(37.9)	(26.3)
Net amounts recognized	$(45.6)	$(29.8)	$(38.9)	$(27.3)

Amounts Recognized in Accumulated Other Comprehensive Income (Loss), net of tax:
Prior service cost (credit)	$0.3	$0.4	$(0.1)	$(0.1)
Net actuarial loss	55.3	44.5	11.2	5.6
Net amounts recognized	$55.6	$44.9	$11.1	$5.5

The accumulated benefit obligation for all pension plans was $196.7 million and $164.0 million at May 30, 2010 and May 31, 2009, respectively. The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $196.7 million and $154.6 million, respectively, at May 30, 2010 and $164.0 million and $139.9 million, respectively, at May 31, 2009. The projected benefit obligation for pension plans with projected benefit obligations in excess of plan assets was $200.2 million and $169.7 million as of May 30, 2010 and May 31, 2009, respectively.

The following table presents the weighted-average assumptions used to determine benefit obligations and net expense:

	Defined Benefit Plans		Postretirement Benefit Plan
	2010	2009	2010	2009
Weighted-average assumptions used to determine benefit obligations at May 30 and May 31 (1)
Discount rate	5.89%	7.00%	5.98%	7.10%
Rate of future compensation increases	3.75%	3.75%	N/A	N/A

Weighted-average assumptions used to determine net expense for fiscal years ended May 30 and May 31 (2)
Discount rate	7.00%	6.50%	7.09%	6.50%
Expected long-term rate of return on plan assets	9.00%	9.00%	N/A	N/A
Rate of future compensation increases	3.75%	3.75%	N/A	N/A

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

For fiscal 2010, 2009 and 2008, we have used an expected long-term rate of return on plan assets for our defined benefit plan of 9.0 percent. In developing our expected rate of return assumption, we have evaluated the actual historical performance and long-term return projections of the plan assets, which give consideration to the asset mix and the anticipated timing of the pension plan outflows. We employ a total return investment approach whereby a mix of equity and fixed income investments are used to maximize the long-term return of plan assets for what we consider a prudent level of risk. Our historical 10-year, 15-year and 20-year rates of return on plan assets, calculated using the geometric method average of returns, are approximately 5.8 percent, 8.8 percent and 9.4 percent, respectively, as of May 30, 2010.

The discount rate and expected return on plan assets assumptions have a significant effect on amounts reported for defined benefit pension plans. A quarter percentage point change in the defined benefit plans’ discount rate and the expected long-term rate of return on plan assets would increase or decrease earnings before income taxes by $1.4 million and $0.5 million, respectively.

The assumed health care cost trend rate increase in the per-capita charges for postretirement benefits was 8.0 percent for fiscal 2011. The rate gradually decreases to 5.0 percent through fiscal 2021 and remains at that level thereafter.

The assumed health care cost trend rate has a significant effect on amounts reported for retiree health care plans. A one percentage point increase or decrease in the assumed health care cost trend rate would affect the service and interest cost components of net periodic postretirement benefit cost by $0.5 million and $0.4 million, respectively, and would increase or decrease the accumulated postretirement benefit obligation by $8.3 million and $6.5 million, respectively.

Components of net periodic benefit cost included in continuing operations are as follows:

(in millions)	Defined Benefit Plans			Postretirement Benefit Plan
	2010	2009	2008	2010	2009	2008
Service cost	$4.9	$6.0	$6.1	$0.6	$0.7	$0.7
Interest cost	10.0	9.9	9.7	1.9	1.7	1.2
Expected return on plan assets	(16.4)	(16.3)	(14.8)	—	—	—
Amortization of unrecognized prior service cost	0.1	0.2	0.1	—	—	(0.1)
Recognized net actuarial loss	0.3	0.4	4.3	0.6	0.6	0.3
Net pension and postretirement (benefit) cost	$(1.1)	$0.2	$5.4	$3.1	$3.0	$2.1

The amortization of the net actuarial loss component of our fiscal 2011 net periodic benefit cost for the defined benefit plans and postretirement benefit plan is expected to be approximately $4.5 million and $1.3 million, respectively.

Our Benefit Plans Committee sets the investment policy for the Defined Benefit Plans and oversees the investment allocation, which includes setting long-term strategic targets. Our overall investment strategy is to achieve appropriate diversification through a mix of equity investments, which may include U.S., International, and private equities, as well as long duration bonds and real asset investments. Our target asset fund allocation is 35 percent U.S. equities, 30 percent high-quality, long-duration fixed-income securities, 15 percent international equities, 10 percent real assets and 10 percent private equities. The investment policy establishes a re-balancing band around the established targets within which the asset class weight is allowed to vary. Equity securities, international equities and fixed-income securities include investments in various industry sectors. Investments in real assets and private equity funds follow different strategies designed to maximize returns, allow for diversification and provide a hedge against inflation. Our current positioning is neutral on investment style between value and growth companies and large and small cap companies. We monitor our actual asset fund allocation to ensure that it approximates our target allocation and believe that our long-term asset fund allocation will continue to approximate our target allocation. Investments held in U.S. fixed-income treasury securities represented approximately 22.3 percent of total plan assets and represents the only significant concentration of risk related to a single entity, sector, country, commodity or investment fund. No other single sector concentration of assets exceeded 5 percent of total plan assets, which is consistent with the overall investment strategy to achieve appropriate diversification.

The fair values of the defined benefit pension plans assets at their measurement dates of May 30, 2010 are as follows:

		Items Measured at Fair Value
(in millions)		Fair Value of assets (liabilities) at May 30, 2010	Quoted prices in active market for identical assets (liabilities) (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Equity:
U.S.	(1)	$ 28.7	$ 28.7	$ —	$ —
U.S. Equity Mutual & Commingled Funds	(2)	17.1	1.2	15.9	—
Developed Market Equity Funds	(3)	14.1	7.7	6.4	—
Emerging Market Equity Funds	(3)	4.5	—	4.5	—
Private Equity Partnerships	(4)	22.9	—	—	22.9
Private Equity Securities	(5)	0.1	—	—	0.1
Equity Futures	(6)	(0.2)	—	(0.2)	—
Fixed-Income:
Fixed-income Securities	(7)	39.5	32.8	6.7	—
Bond Futures	(8)	0.2	—	0.2	—
Energy & Real Estate Public Sector	(9)	7.5	—	3.3	4.2
Real Asset Commingled Funds	(10)	3.4	—	3.4	—
Real Asset Private Funds	(11)	9.2	—	—	9.2
Cash & Accruals		7.6	7.6	—	—

Total		$ 154.6	$ 78.0	$ 40.2	$ 36.4

(1)

U.S. equity securities and international equity securities are comprised of investments in common stock of U.S. and non-U.S. companies for total return purposes. These investments are valued by the trustee at closing prices from national exchanges on the valuation date.

(2)

U.S. equity mutual and commingled funds are comprised of investments in funds that purchase publicly traded U.S. common stock for total return purposes. Investments are valued at unit values provided by the investment managers which are based on the fair value of the underlying investments.

(3)

Emerging market equity funds and developed market securities are comprised of investments in funds that purchase publicly traded common stock of non-U.S. companies for total return purposes. Funds are valued at unit values provided by the investment managers which are based on the fair value of the underlying investments.

(4)

Private equity partnerships are comprised of investments in limited partnerships that invest in private companies for total return purposes. The investments are valued at fair value which is generally based on the net asset value or capital balance as reported by the partnerships subject to the review and approval of the investment managers and their consultants. As there is not a liquid market for some of these investments, realization of the estimated fair value of such investments is dependent upon transactions between willing sellers and buyers.

(5)

Private equity securities are comprised of investments in publicly traded common stock that were received as a distribution from a private equity partnership as well as equity investments in private companies for total return purposes. Stocks received from private equity distributions are valued by the trustee at closing prices from national exchanges on the valuation date. Investments in private companies are valued by management based upon information provided by the respective third-party investment manager who considers factors such as the cost of the investment, most recent round of financing, and expected future cash flows.

(6)

Equity futures are comprised of investments in futures contracts that track the S&P 500 index and are used to maintain equity exposure consistent with policy allocations. Futures positions are marked-to-market daily and reflect gains and losses on a daily basis.

(7)

Fixed income securities are comprised of investments in government and corporate debt securities. These securities are valued by the trustee at closing prices from national exchanges or pricing vendors on the valuation date. Unlisted investments are valued at prices quoted by various national markets, fixed income pricing models and/or independent financial analysts.

(8)

Bond futures are comprised of investments in futures that track U.S. Treasury bond futures for purposes of managing fixed income exposure to policy allocations. The futures are marked-to-market daily and reflect gains and losses on a daily basis.

(9)

Energy and real estate securities are comprised of investments in publicly traded common stock of energy companies and real estate investment trusts for purposes of total return. These securities are valued by the trustee at closing prices from national exchanges on the valuation date. Unlisted investments are valued at prices quoted by various national markets and publications and/or independent financial analysts.

(10)

Real asset commingled funds are comprised of investments in funds that purchase publicly traded common stock of energy companies or real estate investment trusts for purposes of total return. These investments are valued at unit values provided by the investment managers which are based on the fair value of the underlying investments.

(11)

Real asset private funds are comprised of interests in limited partnerships that invest in private companies in the energy industry and private real estate properties for purposes of total return. These interests are valued at fair value which is generally based on the net asset value or capital balance as reported by the partnerships subject to the review and approval of the investment managers and their consultants. As there is not a liquid market for some of these investments, realization of the estimated fair value of such investments is dependent upon transactions between willing sellers and buyers.

The following table presents the changes in Level 3 investments for the defined benefit pension plans.

		Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(in millions)	Private Equity Partnerships	Private Equity Securities	Energy & Real Estate Public Sector	Real Asset Private Funds	Total

Beginning balance at May 31, 2009	$ 17.8	$ 0.1	$ 2.9	$ 8.7	$29.5

Actual return on plan assets:
Relating to assets still held at the reporting date	4.4	—	1.3	(0.5)	5.2
Relating to assets sold during the period	—	—	—	(0.1)	(0.1)
Purchases, sales, and settlements	0.7	—	—	1.1	1.8
Transfers in and/or out of Level 3	—	—	—	—	—
Ending balance at May 30, 2010	$ 22.9	$ 0.1	$ 4.2	$ 9.2	$36.4

The following benefit payments are expected to be paid between fiscal 2011 and fiscal 2020:

(in millions)	Defined Benefit Plans	Postretirement Benefit Plan
2011	$ 10.6	$ 1.0
2012	10.1	0.8
2013	10.5	0.9
2014	10.9	1.0
2015	11.4	1.2
2016-2020	66.0	8.5

Postemployment Severance Plan

We accrue for postemployment severance costs in our consolidated financial statements and recognize actuarial gains and losses related to our postemployment severance accrual as a component of accumulated other comprehensive income (loss). As of May 30, 2010 and May 31, 2009, $3.1 million and $4.5 million, respectively, of unrecognized actuarial losses related to our postemployment severance plan were included in accumulated other comprehensive income (loss) on a net of tax basis.

Defined Contribution Plan

We have a defined contribution plan covering most employees age 21 and older. We match contributions for participants with at least one year of service up to six percent of compensation, based on our performance. The match ranges from a minimum of $0.25 to $1.20 for each dollar contributed by the participant. The plan had net assets of $553.2 million at May 30, 2010 and $477.9 million at May 31, 2009. Expense recognized in fiscal 2010, 2009 and 2008 was $1.2 million, $2.0 million and $1.3 million, respectively. Employees classified as “highly compensated” under the IRC are not eligible to participate in this plan. Instead, highly compensated employees are eligible to participate in a separate non-qualified deferred compensation plan. This plan allows eligible employees to defer the payment of part of their annual salary and all or part of their annual bonus and provides for awards that approximate the matching contributions and other amounts that participants would have received had they been eligible to participate in our defined contribution and defined benefit plans. Amounts payable to highly compensated employees under the non-qualified deferred compensation plan totaled $158.1 million and $132.1 million at May 30, 2010 and May 31, 2009, respectively. These amounts are included in other current liabilities.

The defined contribution plan includes an Employee Stock Ownership Plan (ESOP). This ESOP originally borrowed $50.0 million from third parties, with guarantees by us, and borrowed $25.0 million from us at a variable interest rate. The $50.0 million third party loan was refinanced in 1997 by a commercial bank loan to us and a corresponding loan from us to the ESOP. Compensation expense is recognized as contributions are accrued. In addition to matching plan participant contributions, our contributions to the plan are also made to pay certain employee incentive bonuses. Fluctuations in our stock price impact the amount of expense to be recognized. Contributions to the plan, plus the dividends accumulated on unallocated shares held by the ESOP, are used to pay principal, interest and expenses of the plan. As loan payments are made, common stock is allocated to ESOP participants. In fiscal 2010, 2009 and 2008, the ESOP incurred interest expense of $0.1 million, $0.3 million and $0.9 million, respectively, and used dividends received of $1.6 million, $1.8 million and $4.4 million, respectively, and contributions received from us of $0.2 million, $2.4 million and $0.0 million, respectively, to pay principal and interest on our debt.

ESOP shares are included in weighted-average common shares outstanding for purposes of calculating net earnings per share. At May 30, 2010, the ESOP's debt to us had a balance of $9.8 million with a variable rate of interest of 0.65 percent and is due to be repaid no later than December 2014. The number of our common shares held in the ESOP at May 30, 2010 approximated 5.6 million shares, representing 3.7 million allocated shares and 1.9 million suspense shares.

At the end of fiscal 2005, the ESOP borrowed $1.6 million from us at a variable interest rate and acquired an additional 0.05 million shares of our common stock, which were held in suspense within the ESOP at May 29, 2005. The loan, which had a variable interest rate of 0.65 percent at May 30, 2010, is due to be repaid no later than December 2018. The shares acquired under this loan are accounted for in accordance with FASB ASC Subtopic 718-40, Employee Stock Ownership Plans. Fluctuations in our stock price are recognized as adjustments to common stock and surplus when the shares are committed to be released. These ESOP shares are not considered outstanding until they are committed to be released and, therefore, have been excluded for purposes of calculating basic and diluted net earnings per share at May 30, 2010. The fair value of these shares at May 30, 2010 was $1.9 million.

As part of the RARE acquisition, we assumed RARE’s employee benefit plans. We merged these plans into our existing employee benefit plans during fiscal 2009. As of the date of acquisition, RARE provided its employees who met minimum service requirements with retirement benefits under a 401(k) plan (RARE Plan). Under the RARE Plan, eligible employees were eligible to make contributions of between 1 percent and 20 percent of their annual compensation to one or more investment funds. Officers and highly compensated employees did not participate in the RARE Plan. Quarterly matching contributions were made in an amount equal to 50 percent of the first 5 percent of employee compensation contributed, resulting in a maximum annual company contribution of 2.5 percent of employee compensation. For fiscal 2010 and 2009, we incurred expense under the RARE Plan of $0.0 million.

Effective January 1, 2000, RARE implemented the Supplemental Deferred Compensation Plan (Supplemental Plan), a non-qualified plan which allowed officers and highly compensated employees to defer receipt of a portion of their compensation and contribute such amounts to one or more investment funds. The maximum aggregate amount deferred under the Supplemental Plan and the RARE Plan could not exceed the lesser of 20 percent of annual compensation or $50,000. Quarterly matching contributions were made in an amount equal to 50 percent of the first 5 percent of employee compensation contributed, with a maximum annual company contribution of the lesser of 2.5 percent of employee compensation or $5,750. For fiscal 2010 and 2009, we incurred expense under the Supplemental Plan of $0.0 million. Upon the acquisition of RARE, all unvested Company contributions to both the RARE Plan and the Supplemental Plan were immediately vested, however, contributions subsequent to the date of acquisition vest according to the plans’ provisions. Company contributions vest at a rate of 20 percent each year beginning after the employee’s first year of service and are made in the form of cash. Participants’ accounts are comprised of their contributions, the company’s matching contributions and each participant’s share of earnings or losses in the Supplemental Plan.

NOTE 18 - STOCK-BASED COMPENSATION

We maintain two active stock option and stock grant plans under which new awards may still be issued, known as the Darden Restaurants, Inc. 2002 Stock Incentive Plan (2002 Plan) and the RARE Hospitality International, Inc. Amended and Restated 2002 Long-Term Incentive Plan (RARE Plan). We also have three other stock option and stock grant plans under which we no longer can grant new awards, although awards outstanding under the plans may still vest and be exercised in accordance with their terms: the Stock Plan for Directors (Director Stock Plan), the Stock Option and Long-Term Incentive Plan of 1995 (1995 Plan) and the Restaurant Management and Employee Stock Plan of 2000 (2000 Plan). All of the plans are administered by the Compensation Committee of the Board of Directors. The 2002 Plan provides for the issuance of up to 9.55 million common shares in connection with the granting of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units (RSUs), stock awards and other stock-based awards to key employees and non-employee directors. The RARE Plan provides for the issuance of up to 3.9 million common shares in connection with the granting of non-qualified stock options, incentive stock options and restricted stock to employees. Awards under the RARE Plan are only permitted to be granted to employees who were employed by RARE as of the date of acquisition and continued their employment with the Company. The Director Stock Plan provided for the issuance of up to 0.375 million common shares out of our treasury in connection with the granting of non-qualified stock options, restricted stock and RSUs to non-employee directors. No new awards could be granted under the Director Stock Plan after September 30, 2000. The Director Compensation Plan provided for the issuance of 0.1 million common shares out of our treasury to non-employee directors of the Board. No new awards may be granted under the Director Compensation Plan after September 30, 2005. The 1995 Plan provided for the issuance of up to 33.3 million common shares in connection with the granting of non-qualified stock options, restricted stock or RSUs to key employees. The 2000 Plan provided for the issuance of up to 5.4 million shares of common stock out of our treasury as non-qualified stock options, restricted stock or RSUs. Under all of these plans, stock options are granted at a price equal to the fair value of the shares at the date of grant for terms not exceeding ten years and have various vesting periods at the discretion of the Compensation Committee. Outstanding options generally vest over one to four years. Restricted stock and RSUs granted under the 1995 Plan, the 2000 Plan and the 2002 Plan generally vest over periods ranging from three to five years and no sooner than one year from the date of grant. The restricted period for certain grants may be accelerated based on performance goals established by the Compensation Committee.

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

Stock-based compensation expense included in continuing operations for fiscal 2010, 2009 and 2008 was as follows:

(in millions)	Fiscal Year
	2010	2009	2008
Stock options	$20.2	$20.4	$25.2
Restricted stock/restricted stock units	10.2	9.4	12.9
Darden stock units	13.1	8.4	4.2
Performance stock units	6.8	0.4	4.1
Employee stock purchase plan	1.8	1.6	1.6
Director compensation program/other	1.4	1.3	0.9
	$53.5	$41.5	$48.9

The following table presents a summary of our stock option activity as of and for the year ended May 30, 2010:

	Options (in millions)	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (Yrs)	Aggregate Intrinsic Value (in millions)
Outstanding beginning of period	15.2	$ 28.30	5.57	$ 130.2
Options granted	1.8	32.64
Options exercised	(2.9)	20.58
Options canceled	(0.2)	34.42
Outstanding end of period	13.9	$ 30.38	5.62	$ 173.9
Exercisable	8.4	$ 27.21	3.98	$ 131.2

The weighted-average fair value of non-qualified stock options granted during fiscal 2010, 2009 and 2008 used in computing compensation expense for fiscal 2010, 2009 and 2008 was $10.74, $10.52 and $14.05, respectively. The total intrinsic value of options exercised during fiscal 2010, 2009 and 2008 was $59.1 million, $56.4 million and $57.9 million, respectively. Cash received from option exercises during fiscal 2010, 2009 and 2008 was $59.3 million, $50.8 million and $61.5 million, respectively. Stock options have a maximum contractual period of ten years from the date of grant. We settle employee stock option exercises with authorized but unissued shares of Darden common stock or treasury shares we have acquired through our ongoing share repurchase program.

Pursuant to the acquisition of RARE, we converted employee stock options to purchase 2.7 million outstanding shares of RARE common stock to options to purchase 2.4 million shares of Darden common stock. The total value of the options was $42.9 million, $31.9 million of which was included in the cost of the acquisition, as this value related to vested awards as of the acquisition date. The remaining $11.0 million relates to the value of the unvested awards that is being charged as an expense subsequent to the acquisition. During fiscal 2010, 2009 and 2008, we recognized $0.4 million, $1.3 million and $9.3 million, respectively, of stock-based compensation expense related to these awards.

As of May 30, 2010, there was $30.4 million of unrecognized compensation cost related to unvested stock options granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 1.8 years. The total fair value of stock options that vested during fiscal 2010 was $17.4 million.

Restricted stock and RSUs are granted at a value equal to the market price of our common stock on the date of grant. Restrictions lapse with regard to restricted stock, and RSUs are settled in shares, at the end of their vesting periods, which is generally four years.

The following table presents a summary of our restricted stock and RSU activity as of and for the fiscal year ended May 30, 2010:

	Shares (in millions)	Weighted-Average Grant Date Fair Value Per Share
Outstanding beginning of period	1.0	$31.36
Shares granted	0.1	35.06
Shares vested	(0.3)	29.03
Outstanding end of period	0.8	$28.73

As of May 30, 2010, there was $11.7 million of unrecognized compensation cost related to unvested restricted stock and RSUs granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 2.4 years. The total fair value of restricted stock and RSUs that vested during fiscal 2010, 2009 and 2008 was $9.4 million, $16.8 million and $13.1 million, respectively.

Pursuant to the acquisition of RARE, we converted 0.5 million outstanding shares of RARE employee restricted stock and performance-based restricted stock units to 0.4 million shares of Darden restricted stock. The total value of the restricted shares was $16.8 million, $8.6 million of which was included in the cost of the acquisition as this value related to vested awards as of the acquisition date. The remaining $8.2 million relates to the value of the unvested awards and is being charged to expense subsequent to the acquisition. During fiscal 2010, 2009 and 2008, we recognized $2.1 million, $2.1 million and $3.7 million, respectively, of stock-based compensation expense related to these awards.

Darden stock units are granted at a value equal to the market price of our common stock on the date of grant and will be settled in cash at the end of their vesting periods, which range between four and five years, at the then market price of our common stock. Compensation expense is measured based on the market price of our common stock each period, is amortized over the vesting period and the vested portion is carried as a liability in our accompanying consolidated balance sheets. We also entered into equity forward contracts to hedge the risk of changes in future cash flows associated with the unvested, unrecognized Darden stock units granted during fiscal 2010, 2009 and 2008 (see Note 10 – Derivative Instruments and Hedging Activities for additional information).

The following table presents a summary of our Darden stock unit activity as of and for the fiscal year ended May 30, 2010:

	Units (in millions)	Weighted-Average Fair Value Per Unit
Outstanding beginning of period	1.2	$36.17
Units granted	0.8	32.22
Units vested	(0.3)	32.97
Units canceled	(0.1)	34.95
Outstanding end of period	1.6	$42.90

Based on the value of our common stock as of May 30, 2010, there was $28.1 million of unrecognized compensation cost related to Darden stock units granted under our incentive plans. This cost is expected to be recognized over a weighted-average period of 2.5 years. Darden stock units with a fair value of $6.5 million vested during fiscal 2010.

The following table presents a summary of our performance stock unit activity as of and for the fiscal year ended May 30, 2010:

	Units (in millions)	Weighted-Average Fair Value Per Unit
Outstanding beginning of period	0.7	$38.33
Units granted	0.4	33.44
Units vested	(0.0)	33.54
Units canceled	(0.2)	36.62
Outstanding end of period	0.9	$37.66

The performance stock units issued before fiscal 2010 vest over a period of five years following the date of grant, where zero percent to 150 percent of one-fifth (20 percent) of the grant is earned or forfeited at the end of each year in the vesting period. Performance stock units issued during fiscal 2010 and subsequent will cliff vest 3 years from the date of grant, where zero percent to 150 percent of the entire grant is earned or forfeited at the end of 3 years. The number of units that actually vests will be determined for each year based on the achievement of Company performance criteria set forth in the award agreement and may range from zero percent to 150.0 percent of the annual target. These awards issued before fiscal 2010 may be settled in cash or shares of common stock at the election of the Company on the date of grant. The performance stock unit grants for fiscal 2007 and 2008 were designated as equity settled awards, while the fiscal 2009 grant was designated as a cash-settled award. All awards issued during fiscal 2010 and subsequent will be cash settled awards. Holders will receive one share of common stock or its equivalent in cash for each performance stock unit that vests. For equity-settled awards, compensation expense is measured based on grant date fair value and amortized over the vesting period. Cash-settled awards are measured based on the market price of our common stock each period, are amortized over the vesting period and the vested portion is carried as a liability in our accompanying consolidated balance sheets. As of May 30, 2010, there was $16.8 million of unrecognized compensation cost related to unvested performance stock units granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 2.4 years. The total fair value of performance stock units that vested in fiscal 2010 was $0.1 million.

We maintain an Employee Stock Purchase Plan to provide eligible employees who have completed one year of service (excluding senior officers subject to Section 16(b) of the Securities Exchange Act of 1934, and certain other employees who are employed less than full time or own five percent or more of our capital stock or that of any subsidiary) an opportunity to invest up to $5.0 thousand per calendar quarter to purchase shares of our common stock, subject to certain limitations. Under the plan, up to an aggregate of 3.6 million shares are available for purchase by employees at a purchase price that is 85.0 percent of the fair market value of our common stock on either the first or last trading day of each calendar quarter, whichever is lower. Cash received from employees pursuant to the plan during fiscal 2010, 2009 and 2008 was $7.1 million, $6.6 million and $6.6 million, respectively.

NOTE 19 - COMMITMENTS AND CONTINGENCIES

As collateral for performance on contracts and as credit guarantees to banks and insurers, we were contingently liable for guarantees of subsidiary obligations under standby letters of credit. At May 30, 2010 and May 31, 2009, we had $97.3 million and $104.5 million, respectively, of standby letters of credit related to workers’ compensation and general liabilities accrued in our consolidated financial statements. At May 30, 2010 and May 31, 2009, we had $20.1 million and $19.2 million, respectively, of standby letters of credit related to contractual operating lease obligations and other payments. All standby letters of credit are renewable annually.

At May 30, 2010 and May 31, 2009, we had $9.0 million and $8.8 million, respectively, of guarantees associated with leased properties that have been assigned to third parties. These amounts represent the maximum potential amount of future payments under the guarantees. The fair value of these potential payments discounted at our pre-tax cost of capital at May 30, 2010 and May 31, 2009, amounted to $6.4 million and $6.3 million, respectively. We did not accrue for the guarantees, as the likelihood of the third parties defaulting on the assignment agreements was deemed to be less than probable. In the event of default by a third party, the indemnity and default clauses in our assignment agreements govern our ability to recover from and pursue the third party for damages incurred as a result of its default. We do not hold any third-party assets as collateral related to these assignment agreements, except to the extent that the assignment allows us to repossess the building and personal property. These guarantees expire over their respective lease terms, which range from fiscal 2011 through fiscal 2021.

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

NOTE 20 – SUBSEQUENT EVENT

On June 22, 2010, the Board of Directors declared a cash dividend of 32 cents per share to be paid August 2, 2010 to all shareholders of record as of the close of business on July 9, 2010.

NOTE 21 - QUARTERLY DATA (UNAUDITED)

The following table summarizes unaudited quarterly data for fiscal 2010 and fiscal 2009:

(in millions, except per share data)		Fiscal 2010 - Quarters Ended
	Aug. 30	Nov. 29	Feb. 28	(1)	May 30	(1)	Total	(2)
Sales	$1,734.0	$1,641.3	$1,874.0		$1,863.8		$7,113.1
Earnings before income taxes	130.3	80.7	175.4		157.2		543.6
Earnings from continuing operations	95.0	61.2	134.8		116.0		407.0
Losses from discontinued operations, net of tax	(0.7)	(0.9)	(0.5)		(0.4)		(2.5)
Net earnings	94.3	60.3	134.3		115.6		404.5

Basic net earnings per share:
Earnings from continuing operations	0.68	0.44	0.97		0.83		2.92
Losses from discontinued operations	—	(0.01)	(0.01)		(0.01)		(0.02)
Net earnings	0.68	0.43	0.96		0.82		2.90

Diluted net earnings per share:
Earnings from continuing operations	0.67	0.43	0.95		0.81		2.86
Losses from discontinued operations	—	—	(0.01)		(0.01)		(0.02)
Net earnings	0.67	0.43	0.94		0.80		2.84

Dividends paid per share	0.25	0.25	0.25		0.25		1.00
Stock price:
High	38.10	37.31	1.34		49.01		49.01
Low	30.79	29.94	0.95		39.79		29.94

(in millions, except per share data)		Fiscal 2009 - Quarters Ended
	Aug. 24	Nov. 23	Feb. 22		May 31	(3)	Total	(2)
Sales	$1,774.2	$1,668.9	$1,798.9		$1,975.5		$7,217.5
Earnings before income taxes	114.4	82.5	148.5		167.1		512.5
Earnings from continuing operations	82.4	58.5	108.1		122.8		371.8

Losses from discontinued operations, net of tax	(0.3)	1.1	(0.6)		0.2		0.4
Net earnings	82.1	59.6	107.5		123.0		372.2

Basic net earnings per share:
Earnings from continuing operations	0.59	0.43	0.79		0.89		2.71
Losses from discontinued operations	—	0.01	—		—		—
Net earnings	0.59	0.44	0.79		0.89		2.71

Diluted net earnings per share:
Earnings from continuing operations	0.58	0.42	0.78		0.87		2.65
(Losses) earnings from discontinued operations	—	0.01	—		—		—
Net earnings	0.58	0.43	0.78		0.87		2.65

Dividends paid per share	0.20	0.20	0.20		0.20		0.80
Stock price:
High	37.01	32.26	29.54		40.26		40.26
Low	29.04	13.54	15.66		24.32		13.54

(1)

During the fourth quarter of fiscal 2010, we recognized a $12.7 million pre-tax reduction in sales associated with a correction to our third quarter estimate of gift card breakage, which reduced earnings from continuing operations and net earnings by $7.8 million, or approximately $0.05 reduction to diluted net earnings per share from continuing operations.

(2)	The year ended May 31, 2009 consisted of 53 weeks, while fiscal 2010 consisted of 52 weeks.
(3)	The quarter ended May 31, 2009 consisted of 14 weeks, while all other quarters consisted of 13 weeks.

Five-Year Financial Summary
Financial Review 2010
(In millions, except per share data)	Fiscal Year Ended
	May 30,	May 31,	May 25,	May 27,	May 28,
	2010	2009(1)	2008	2007	2006
Operating Results (2) Sales	$7,113.1	$7,217.5	$6,626.5	$5,567.1	$5,353.6
Costs and expenses:
Cost of sales:
Food and beverage	2,051.2	2,200.3	1,996.2	1,616.1	1,570.0
Restaurant labor	2,350.6	2,308.2	2,124.7	1,808.2	1,722.1
Restaurant expenses	1,082.2	1,128.4	1,017.8	834.5	806.4
Total cost of sales, excluding restaurant depreciation and amortization (3)	$5,484.0	$5,636.9	$5,138.7	$4,258.8	$4,098.5
Selling, general and administrative	684.5	665.6	641.7	534.6	504.8
Depreciation and amortization	300.9	283.1	245.7	200.4	197.0
Interest, net	93.9	107.4	85.7	40.1	43.9
Asset impairment, net	6.2	12.0	—	2.4	1.3
Total costs and expenses	$6,569.5	$6,705.0	$6,111.8	$5,036.3	$4,845.5
Earnings before income taxes	543.6	512.5	514.7	530.8	508.1
Income taxes	(136.6)	(140.7)	(145.2)	(153.7)	(156.3)
Earnings from continuing operations	$407.0	$371.8	$369.5	$377.1	$351.8
(Losses) earnings from discontinued operations, net of tax (benefit) expense of $(1.5), $0.2, $3.0, $(112.9) and $(12.1)	(2.5)	0.4	7.7	(175.7)	(13.6)
Net earnings	$404.5	$372.2	$377.2	$201.4	$338.2
Basic net earnings per share:
Earnings from continuing operations	$2.92	$2.71	$2.63	$2.63	$2.35
(Losses) earnings from discontinued operations	$(0.02)	$—	$0.06	$(1.23)	$(0.09)
Net earnings	$2.90	$2.71	$2.69	$1.40	$2.26
Diluted net earnings per share:
Earnings from continuing operations	$2.86	$2.65	$2.55	$2.53	$2.24
(Losses) earnings from discontinued operations	$(0.02)	$—	$0.05	$(1.18)	$(0.08)
Net earnings	$2.84	$2.65	$2.60	$1.35	$2.16
Average number of common shares outstanding:
Basic	139.3	137.4	140.4	143.4	149.7
Diluted	142.4	140.4	145.1	148.8	156.9

Financial Position
Total assets	$5,247.4	$5,025.2	$4,730.6	$2,880.8	$3,010.2
Land, buildings and equipment, net	3,403.7	3,306.7	3,066.0	2,184.4	2,446.0
Working capital (deficit)	(576.1)	(541.3)	(668.3)	(529.0)	(648.5)
Long-term debt, less current portion	1,408.7	1,632.3	1,634.3	491.6	494.7
Stockholders’ equity	1,894.0	1,606.0	1,409.1	1,094.5	1,229.8
Stockholders’ equity per outstanding share	13.47	11.53	10.03	7.74	8.37

Five-Year Financial Summary (continued)
(In millions, except per share data)	Fiscal Year Ended
	May 30, 2010	May 31, 2009	May 25, 2008	May 27, 2007	May 28, 2006
Other Statistics
Cash flows from operations (1) (2)	$ 903.4	$ 783.5	$ 766.8	$ 569.8	$ 699.1
Capital expenditures (2) (4)	432.1	535.3	1,627.3	345.2	273.5
Dividends paid	140.0	110.2	100.9	65.7	59.2
Dividends paid per share	1.00	0.80	0.72	0.46	0.40
Advertising expense (2)	311.9	308.3	257.8	230.0	223.0
Stock price:
High	49.01	40.26	47.08	45.88	42.75
Low	29.94	13.54	20.99	33.29	28.80
Close	$42.90	$36.17	$31.74	$45.32	$36.51

Number of employees	174,079	178,692	178,200	156,500	157,300
Number of restaurants (2)	1,824	1,773	1,702	1,324	1,292

(1)	Fiscal year 2009 consisted of 53 weeks while all other fiscal years consisted of 52 weeks.
(2)

Consistent with our consolidated financial statements, information has been presented on a continuing operations basis. Accordingly, the activities related to Smokey Bones, Rocky River Grillhouse and the nine Bahama Breeze restaurants closed in fiscal 2007 have been excluded.

(3)	Excludes restaurant depreciation and amortization of $283.4 million, $267.1 million, $230.0 million, $186.4 million and $181.1 million, respectively.
(4)

Fiscal 2008 includes net cash used in the acquisition of RARE Hospitality International, Inc. of $1.20 billion in addition to $429.2 million of capital expenditures related principally to building new restaurants and replacing old restaurants and equipment.