Form 10-K, Exhibit 13
period 2011-05-29
DARDEN RESTAURANTS INC
filed 2011-07-22
CIK 940944

Exhibit 13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis below for Darden Restaurants, Inc. (Darden, the Company, we, us or our) should be read in conjunction with our consolidated financial statements and related financial statement notes found elsewhere in this report.

We operate on a 52/53 week fiscal year, which ends on the last Sunday in May. Fiscal 2011 and 2010 consisted of 52 weeks of operation, while fiscal 2009 consisted of 53 weeks of operation. We have included in this discussion certain financial information for fiscal 2009 on a 52-week basis to assist users in making comparisons to our other fiscal years. For fiscal 2009, results presented on a 52-week basis exclude the last week of the fiscal year.

OVERVIEW OF OPERATIONS

Our business operates in the full-service dining segment of the restaurant industry, primarily in the United States. At May 29, 2011, we operated 1,894 Red Lobster®, Olive Garden®, LongHorn Steakhouse®, The Capital Grille®, Bahama Breeze® and Seasons 52® restaurants in the United States and Canada. Through subsidiaries, we own and operate all of our restaurants in the United States and Canada, except for three restaurants located in Central Florida that are owned by joint ventures and managed by us. The joint ventures pay management fees to us, and we control the joint ventures’ use of our service marks. None of our restaurants in the United States or Canada are franchised. As of May 29, 2011, we franchised 5 LongHorn Steakhouse restaurants in Puerto Rico to an unaffiliated franchisee, and 22 Red Lobster restaurants in Japan to an unaffiliated Japanese corporation, under area development and franchise agreements. During fiscal 2011, we entered into a formal area and development agreement with an unaffiliated operator to develop and operate Red Lobster, Olive Garden and LongHorn Steakhouse restaurants in the Middle East. The agreement calls for the development of a minimum of 60 restaurants over the next five years. As of May 29, 2011, no restaurants related to this development agreement were in operation.

Our sales from continuing operations were $7.50 billion in fiscal 2011 compared to $7.11 billion in fiscal 2010. The 5.4 percent increase was primarily driven by the addition of 31 net new Olive Gardens, 23 net new LongHorn Steakhouses, 6 new Seasons 52s, 4 net new Red Lobsters, 4 new The Capital Grilles, and 1 new Bahama Breeze, and a blended same-restaurant sales increase for Olive Garden, Red Lobster and LongHorn Steakhouse. Our blended same-restaurant sales increase for Olive Garden, Red Lobster and LongHorn Steakhouse of 1.4 percent compares to an increase of 0.7 percent for the Knapp-TrackTM benchmark of U.S. same-restaurant sales excluding Darden. Net earnings from continuing operations for fiscal 2011 were $478.7 million ($3.41 per diluted share) compared with net earnings from continuing operations for fiscal 2010 of $407.0 million ($2.86 per diluted share). Net earnings from continuing operations for fiscal 2011 increased 17.6 percent and diluted net earnings per share from continuing operations increased 19.2 percent compared with fiscal 2010.

Our net losses from discontinued operations were $2.4 million ($0.02 per diluted share) for fiscal 2011, compared with net losses from discontinued operations of $2.5 million ($0.02 per diluted share) for fiscal 2010. When combined with results from continuing operations, our diluted net earnings per share were $3.39 and $2.84 for fiscal 2011 and 2010, respectively.

During fiscal 2007 and 2008, we closed or sold all Smokey Bones and Rocky River Grillhouse restaurants and we closed nine Bahama Breeze restaurants. These restaurants and their related activities have been classified as discontinued operations. Therefore, for the fiscal 2011, 2010 and 2009 years, all impairment losses and disposal costs, gains and losses on disposition, along with the sales, costs and expenses and income taxes attributable to these restaurants have been aggregated in a single caption entitled “(Losses) earnings from discontinued operations, net of tax (benefit) expense” on the consolidated statements of earnings found elsewhere in this report.

In fiscal 2012, we expect to add approximately 80 to 90 net new restaurants. We expect blended U.S. same-restaurant sales in fiscal 2012 to increase approximately 2.5 percent for Olive Garden, Red Lobster and LongHorn Steakhouse. We expect fiscal 2012 total sales to increase between 6.0 percent and 7.0 percent and diluted net earnings per share growth from continuing operations for fiscal 2012 to range from 12.0 percent to 15.0 percent.

In June 2011, we announced a quarterly dividend of 43 cents per share, payable on August 1, 2011. Previously, our quarterly dividend was 32 cents per share, or $1.28 per share on an annual basis. Based on the 43 cent quarterly dividend declaration, our expected annual dividend is $1.72 per share, a 34.4 percent increase. Dividends are subject to the approval of the Company’s Board of Directors and, accordingly, the timing and amount of our dividends are subject to change.

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

RESULTS OF OPERATIONS FOR FISCAL 2011, 2010 AND 2009

The following table sets forth selected operating data as a percent of sales from continuing operations for the fiscal years ended May 29, 2011, May 30, 2010 and May 31, 2009. This information is derived from the consolidated statements of earnings found elsewhere in this report. Additionally, this information and the following analysis have been presented with the gains and losses on disposition, impairment charges and closing costs for the Smokey Bones and Rocky River Grillhouse restaurants and the nine closed Bahama Breeze restaurants classified as discontinued operations for all periods presented.

	Fiscal Years
	2011	2010	2009

Sales	100.0%	100.0%	100.0%
Costs and expenses:
Cost of sales:
Food and beverage	29.0	28.8	30.5
Restaurant labor	32.0	33.1	32.0
Restaurant expenses	15.1	15.2	15.6

Total cost of sales, excluding restaurant depreciation and amortization of 3.9%, 4.0% and 3.7%, respectively	76.1%	77.1%	78.1%
Selling, general and administrative	9.8	9.6	9.2
Depreciation and amortization	4.2	4.3	3.9
Interest, net	1.2	1.3	1.5
Asset impairment, net	0.1	0.1	0.2

Total costs and expenses	91.4%	92.4%	92.9%

Earnings before income taxes	8.6	7.6	7.1
Income taxes	(2.2)	(1.9)	(1.9)

Earnings from continuing operations	6.4	5.7	5.2
(Losses) earnings from discontinued operations, net of taxes	(0.0)	(0.0)	0.0

Net earnings	6.4%	5.7%	5.2%

SALES

Sales from continuing operations were $7.50 billion in fiscal 2011, $7.11 billion in fiscal 2010 and $7.22 billion in fiscal 2009. The 5.4 percent increase in sales from continuing operations for fiscal 2011 was driven by the addition of 31 net new Olive Gardens, 23 net new LongHorn Steakhouses, 6 new Seasons 52s, 4 net new Red Lobsters, 4 new The Capital Grilles, and 1 new Bahama Breeze, and the 1.4 percent blended same-restaurant sales increase for Olive Garden, Red Lobster and LongHorn Steakhouse.

Olive Garden’s sales of $3.49 billion in fiscal 2011 were 5.2 percent above last fiscal year, driven primarily by revenue from 31 net new restaurants combined with a U.S. same-restaurant sales increase of 1.2 percent. The increase in U.S. same-restaurant sales resulted from a 1.5 percent increase in average guest check partially offset by a 0.3 percent decrease in same-restaurant guest counts. Average annual sales per restaurant for Olive Garden were $4.8 million in fiscal 2011 compared to $4.7 million in fiscal 2010.

Red Lobster’s sales of $2.52 billion in fiscal 2011 were 1.3 percent above last fiscal year, driven primarily by revenue from four net new restaurants combined with a U.S. same-restaurant sales increase of 0.3 percent. The increase in U.S. same-restaurant sales resulted from a 2.2 percent increase in average guest check partially offset by a 1.9 percent decrease in same-restaurant guest counts. Average annual sales per restaurant for Red Lobster were $3.6 million in fiscal 2011 and fiscal 2010.

LongHorn Steakhouse’s sales of $983.7 million in fiscal 2011 were 11.6 percent above last fiscal year, driven primarily by revenue from 23 net new restaurants combined with a same-restaurant sales increase of 5.4 percent. The increase in same-restaurant sales resulted from a 3.4 percent increase in same-restaurant guest counts combined with a 2.0 percent increase in average guest check. Average annual sales per restaurant for LongHorn Steakhouse were $2.9 million in fiscal 2011 compared to $2.7 million in fiscal 2010.

In total, our remaining brands generated sales of $502.2 million in fiscal 2011, which were 19.0 percent above last fiscal year, primarily driven by four new restaurants at The Capital Grille, one new restaurant at Bahama Breeze and six new restaurants at Seasons 52. Additionally, sales growth reflected same-restaurant sales increases of 6.2 percent at The Capital Grille, 2.4 percent at Bahama Breeze and 4.4 percent at Seasons 52. Average annual sales per restaurant for The Capital Grille were $6.5 million in fiscal 2011 compared to $6.2 million in fiscal 2010. Average annual sales per restaurant for Bahama Breeze were $5.5 million in fiscal 2011 compared to $5.4 million in fiscal 2010. Average annual sales per restaurant for Seasons 52 were $6.3 million in fiscal 2011 compared to $5.9 million in fiscal 2010.

The 1.4 percent decrease in sales from continuing operations for fiscal 2010 was primarily driven by the impact of the 53rd week in fiscal 2009 and the blended same-restaurant sales decrease for Olive Garden, Red Lobster and LongHorn Steakhouse, partially offset by the addition of 32 net new Olive Gardens, 10 net new LongHorn Steakhouses, 4 net new Red Lobsters, 3 new The Capital Grilles, 3 new Seasons 52s and 1 new Bahama Breeze. The 53rd week contributed $123.7 million of sales in fiscal 2009.

Olive Garden’s sales of $3.32 billion in fiscal 2010 were 1.0 percent above fiscal 2009. Olive Garden opened 32 net new restaurants during fiscal 2010. On a 52-week basis, annual U.S. same-restaurant sales for Olive Garden decreased 1.0 percent due to a 3.0 percent decrease in same-restaurant guest counts partially offset by a 2.0 percent increase in average guest check. Average annual sales per restaurant for Olive Garden were $4.7 million in fiscal 2010 compared to $4.8 million in fiscal 2009 (52-week basis).

Red Lobster’s sales of $2.49 billion in fiscal 2010 were 5.3 percent below fiscal 2009. Red Lobster opened four net new restaurants during fiscal 2010. On a 52-week basis, annual U.S. same-restaurant sales for Red Lobster decreased 4.9 percent due to a 6.3 percent decrease in same-restaurant guest counts, partially offset by a 1.4 percent increase in average guest check. Average annual sales per restaurant for Red Lobster were $3.6 million in fiscal 2010 compared to $3.8 million in fiscal 2009 (52-week basis).

LongHorn Steakhouse’s sales of $881.8 million in fiscal 2010 were 0.7 percent below fiscal 2009. LongHorn Steakhouse opened 10 net new restaurants during fiscal 2010. On a 52-week basis, annual same-restaurant sales for LongHorn Steakhouse decreased 1.9 percent due to a 4.2 percent decrease in same-restaurant guest counts, partially offset by a 2.3 percent increase in average guest check. Average annual sales per restaurant for LongHorn Steakhouse were $2.7 million in fiscal 2010 compared to $2.8 million in fiscal 2009 (52-week basis).

In total, our remaining brands generated sales of $422.0 million in fiscal 2010, which were 3.2 percent above fiscal 2009, primarily driven by three new restaurants at The Capital Grille, one new restaurant at Bahama Breeze and three new restaurants at Seasons 52. Additionally, sales growth reflected same-restaurant sales decreases of 7.8 percent at The Capital Grille, 2.9 percent at Bahama Breeze and 0.5 percent at Seasons 52. Average annual sales per restaurant for The Capital Grille were $6.2 million in fiscal 2010 compared to $6.8 million in fiscal 2009 (52-week basis). Average annual sales per restaurant for Bahama Breeze were $5.4 million in fiscal 2010 compared to $5.5 million in fiscal 2009 (52-week basis). Average annual sales per restaurant for Seasons 52 were $5.9 million in fiscal 2010 and fiscal 2009 (52-week basis).

COSTS AND EXPENSES

Total costs and expenses from continuing operations were $6.85 billion in fiscal 2011, $6.57 billion in fiscal 2010 and $6.70 billion in fiscal 2009. As a percent of sales, total costs and expenses from continuing operations in fiscal 2011 were 91.4 percent, which decreased from 92.4 percent in fiscal 2010 and 92.9 percent in fiscal 2009.

Food and beverage costs increased $122.4 million, or 6.0 percent, from $2.05 billion in fiscal 2010 to $2.17 billion in fiscal 2011. Food and beverage costs decreased $149.1 million, or 6.8 percent, from $2.20 billion in fiscal 2009 to $2.05 billion in fiscal 2010. As a percent of sales, food and beverage costs increased from fiscal 2010 to fiscal 2011 primarily as a result of higher seafood and other commodity costs, partially offset by pricing. As a percent of sales, food and beverage costs decreased from fiscal 2009 to fiscal 2010 primarily as a result of lower seafood, beef and commodity costs and pricing.

Restaurant labor costs increased $46.3 million, or 2.0 percent, from $2.35 billion in fiscal 2010 to $2.40 billion in fiscal 2011. Restaurant labor costs increased $42.4 million, or 1.8 percent, from $2.31 billion in fiscal 2009 to $2.35 billion in fiscal 2010. As a percent of sales, restaurant labor costs decreased in fiscal 2011 primarily as a result of pricing, increased employee productivity, lower manager incentive compensation, decreased employee insurance claims costs and improved wage-rate management, partially offset by higher unemployment taxes. As a percent of sales, restaurant labor costs increased in fiscal 2010 primarily as a result of an increase in wage rates, manager compensation, employee medical costs and the impact of sales deleveraging partially offset by productivity gains and reduced turnover.

Restaurant expenses (which include utilities, repairs and maintenance, lease, credit card, property tax, workers’ compensation, new restaurant pre-opening and other restaurant-level operating expenses) increased $46.8 million, or 4.3 percent, from $1.08 billion in fiscal 2010 to $1.13 billion in fiscal 2011. Restaurant expenses decreased $46.2 million, or 4.1 percent, from $1.13 billion in fiscal 2009 to $1.08 billion in fiscal 2010. As a percent of sales, restaurant expenses decreased in fiscal 2011 as compared to fiscal 2010 primarily due to pricing and lower general liability expenses partially offset by higher credit card fees. As a percent of sales, restaurant expenses decreased in fiscal 2010 as compared to fiscal 2009 primarily as a result of lower utility costs and repair and maintenance expenses, which were partially offset by the impact of sales deleveraging.

Selling, general and administrative expenses increased $53.5 million, or 7.8 percent, from $684.5 million in fiscal 2010 to $738.0 million in fiscal 2011. Selling, general and administrative expenses increased $18.9 million, or 2.8 percent, from $665.6 million in fiscal 2009 to $684.5 million in fiscal 2010. As a percent of sales, selling, general and administrative expenses increased from fiscal 2010 to fiscal 2011 primarily due to higher media expenses and compensation expenses partially offset by sales leveraging. As a percent of sales, selling, general and administrative expenses increased from fiscal 2009 to fiscal 2010 primarily as a result of unfavorable market-driven changes in fair value related to our non-qualified deferred compensation plans, as well as an increase in advertising expenses, performance incentive compensation and the impact of sales deleveraging.

Depreciation and amortization expense increased $15.9 million, or 5.3 percent, from $300.9 million in fiscal 2010 to $316.8 million in fiscal 2011. Depreciation and amortization expense increased $17.8 million, or 6.3 percent, from $283.1 million in fiscal 2009 to $300.9 million in fiscal 2010. As a percent of sales, depreciation and amortization expense decreased in fiscal 2011 primarily due to sales leveraging, partially offset by the increase in depreciable assets related to new restaurants and remodel activities. As a percent of sales, depreciation and amortization expense increased in fiscal 2010 as a result of new restaurant openings, the incremental depreciation associated with the new restaurant support center facility and sales deleveraging.

Net interest expense decreased $0.3 million, or 0.3 percent, from $93.9 million in fiscal 2010 to $93.6 million in fiscal 2011. Net interest expense decreased $13.5 million, or 12.6 percent, from $107.4 million in fiscal 2009 to $93.9 million in fiscal 2010. As a percent of sales, net interest expense decreased in fiscal 2011 compared to fiscal 2010 primarily as a result of lower average debt balances associated with the repayment of a portion of our long-term debt and sales leveraging, partially offset by the fiscal 2010 release of interest reserves associated with the favorable resolution of tax matters in fiscal 2010. As a percent of sales, net interest expense decreased in fiscal 2010 compared to fiscal 2009 primarily as a result of lower average debt balances associated with the repayment of all our short-term debt and the release of interest reserves associated with the favorable resolution in the current year of prior year tax matters.

During fiscal 2011, 2010 and 2009, we recognized asset impairment charges of $4.7 million, $6.2 million and $12.0 million, respectively, related primarily to the planned closure, disposal, relocation or rebuilding of certain restaurants and write downs of assets held for disposition reported in continuing operations.

INCOME TAXES

The effective income tax rates for fiscal 2011, 2010 and 2009 continuing operations were 26.1 percent, 25.1 percent and 27.5 percent, respectively. The increase in our effective rate for fiscal 2011 is primarily attributable to the impact in fiscal 2010 of the favorable resolution of prior-year tax matters expensed in prior years and due to the increase in earnings before income taxes in fiscal 2011, partially offset by the impact of market-driven changes in the value of our trust-owned life insurance that are excluded for tax purposes. The decrease in our effective rate for fiscal 2010 is due primarily to the impact of market-driven changes in the value of our trust-owned life insurance that are excluded for tax purposes and favorable resolution of prior year tax matters expensed in prior years.

NET EARNINGS AND NET EARNINGS PER SHARE FROM CONTINUING OPERATIONS

Net earnings from continuing operations for fiscal 2011 were $478.7 million ($3.41 per diluted share) compared with net earnings from continuing operations for fiscal 2010 of $407.0 million ($2.86 per diluted share) and net earnings from continuing operations for fiscal 2009 of $371.8 million ($2.65 per diluted share).

Net earnings from continuing operations for fiscal 2011 increased 17.6 percent and diluted net earnings per share from continuing operations increased 19.2 percent compared with fiscal 2010. The increases in net earnings and diluted net earnings per share from continuing operations were primarily due to increases in sales and decreases in restaurant labor costs, restaurant expenses, depreciation and amortization expenses and interest expenses as a percent of sales, which were only partially offset by increases in food and beverage costs and selling, general and administrative expenses as a percent of sales. Diluted net earnings per share growth for fiscal 2011 was impacted by the reduction of diluted net earnings per share in fiscal 2010 of approximately nine cents as a result of adjustments to our gift card redemption rate assumptions based on current consumer redemption behavior. Diluted net earnings per share from continuing operations for fiscal 2011 also benefited from the cumulative impact of our share repurchase program.

Net earnings from continuing operations for fiscal 2010 increased 9.5 percent and diluted net earnings per share from continuing operations increased 7.9 percent compared with fiscal 2009. The increases in net earnings and diluted net earnings per share from continuing operations were primarily due to decreases in food and beverage costs, restaurant expenses and interest expenses as a percent of sales, which were only partially offset by increases in restaurant labor costs, selling, general and administrative expenses and depreciation and amortization expenses as a percent of sales. Diluted net earnings per share growth for fiscal 2010 was reduced by approximately nine cents as a result of adjustments to our gift card redemption rate assumptions based on current consumer redemption behavior. The additional operating week in fiscal 2009 contributed approximately six cents of diluted net earnings per share in fiscal 2009.

(LOSSES) EARNINGS FROM DISCONTINUED OPERATIONS

On an after-tax basis, losses from discontinued operations for fiscal 2011 were $2.4 million ($0.02 per diluted share) compared with losses from discontinued operations for fiscal 2010 of $2.5 million ($0.02 per diluted share) and earnings from discontinued operations for fiscal 2009 of $0.4 million ($0.00 per diluted share).

SEASONALITY

Our sales volumes fluctuate seasonally. During fiscal 2011 and 2010, our average sales per restaurant were highest in the winter and spring, followed by the summer, and lowest in the fall. During 2009, our average sales per restaurant were highest in the summer and spring, followed by the winter, and lowest in the fall. Holidays, changes in the economy, severe weather and similar conditions may impact sales volumes seasonally in some operating regions. Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.

IMPACT OF INFLATION

We attempt to minimize the annual effects of inflation through appropriate planning, operating practices and menu price increases. During periods of higher than expected inflationary costs, we have been able to reduce the annual impact utilizing these strategies. We do not believe inflation had a significant overall effect on our annual results of operations during fiscal 2011 and 2010. We experienced higher than normal inflationary costs during the first half of fiscal 2009, however these inflationary costs subsided during the second half of fiscal 2009.

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

Land, Buildings and Equipment

Land, buildings and equipment are recorded at cost less accumulated depreciation. Building components are depreciated over estimated useful lives ranging from 7 to 40 years using the straight-line method. Leasehold improvements, which are reflected on our consolidated balance sheets as a component of buildings in land, buildings and equipment, net, are amortized over the lesser of the expected lease term, including cancelable option periods, or the estimated useful lives of the related assets using the straight-line method. Equipment is depreciated over estimated useful lives ranging from 2 to 10 years, also using the straight-line method.

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

Within the provisions of certain of our leases, there are rent holidays and escalations in payments over the base lease term, as well as renewal periods. The effects of the holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes cancelable option periods we are reasonably assured to exercise because failure to exercise such options would result in an economic penalty to the Company. The lease term commences on the date when we have the right to control the use of the leased property, which is typically before rent payments are due under the terms of the lease. The leasehold improvements and property held under capital leases for each restaurant facility are amortized on the straight-line method over the shorter of the estimated life of the asset or the same expected lease term used for lease accounting purposes. Many of our leases have renewal periods totaling 5 to 20 years, exercisable at our option, and require payment of property taxes, insurance and maintenance costs in addition to the rent payments. The consolidated financial statements reflect the same lease term for amortizing leasehold improvements as we use to determine capital versus operating lease classifications and in calculating straight-line rent expense for each restaurant. Percentage rent expense is generally based upon sales levels and is accrued when we determine that it is probable that such sales levels will be achieved.

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

We account for exit or disposal activities, including restaurant closures, in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 420, Exit or Disposal Cost Obligations.

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

The judgments we make related to the expected useful lives of long-lived assets and our ability to realize undiscounted cash flows in excess of the carrying amounts of these assets are affected by factors such as the ongoing maintenance and improvements of the assets, changes in economic conditions, changes in usage or operating performance, desirability of the restaurant sites and other factors, such as our ability to sell our assets held for sale. As we assess the ongoing expected cash flows and carrying amounts of our long-lived assets, significant adverse changes in these factors could cause us to realize a material impairment loss. During fiscal 2011, we recognized asset impairment losses of $4.7 million ($2.9 million after tax), primarily related to the permanent closure of two Red Lobsters and the write-down of another Red Lobster based on an evaluation of expected cash flows, and the write-down of assets held for disposition based on updated valuations. During fiscal 2010, we recognized asset impairment losses of $6.2 million ($3.8 million after tax), primarily related to the write-down of assets held for disposition based on updated valuations, the permanent closure of three Red Lobsters and three LongHorn Steakhouses and the write-down of two LongHorn Steakhouses and one Olive Garden based on an evaluation of expected cash flows. During fiscal 2009, we recognized asset impairment losses of $12.0 million ($7.4 million after tax), primarily related to the write-down of assets held for disposition, the permanent closure of one LongHorn Steakhouse and the write-down of another LongHorn Steakhouse based on an evaluation of expected cash flows. Asset impairment losses are included in asset impairment, net, on our consolidated statements of earnings.

Valuation and Recoverability of Goodwill and Trademarks

We review our goodwill and trademarks for impairment annually, as of the first day of our fiscal fourth quarter, or more frequently if indicators of impairment exist. Goodwill and trademarks are not subject to amortization and have been assigned to reporting units for purposes of impairment testing. The reporting units are our restaurant brands. At May 29, 2011 and May 30, 2010, we had goodwill of $517.1 million and $517.3 million, respectively. At May 29, 2011 and May 30, 2010, we had trademarks of $454.0 million.

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

Consistent with our accounting policy for goodwill and trademarks, we performed our annual impairment test of our goodwill and trademarks as of the first day of our fiscal fourth quarter. As of the beginning of our fiscal fourth quarter, we had six reporting units; Red Lobster, Olive Garden, LongHorn Steakhouse, The Capital Grille, Bahama Breeze and Seasons 52. Two of these reporting units, LongHorn Steakhouse and The Capital Grille, have a significant amount of goodwill. As part of our process for performing the step one impairment test of goodwill, we estimated the fair value of our reporting units utilizing the income and market approaches described above to derive an enterprise value of the Company. We reconciled the enterprise value to our overall estimated market capitalization. The estimated market capitalization considers recent trends in our market capitalization and an expected control premium, based on comparable recent and historical transactions. Based on the results of the step one impairment test, no impairment of goodwill was indicated.

Given the significance of goodwill related to these reporting units, we also performed sensitivity analyses on our estimated fair value of LongHorn Steakhouse and The Capital Grille using the income approach. A key assumption in our fair value estimate is the weighted-average cost of capital utilized for discounting our cash flow estimates in our income approach. We selected a weighted-average cost of capital for LongHorn Steakhouse and The Capital Grille of 12.0 percent. An increase in the weighted-average cost of capital of approximately 620 basis points and approximately 90 basis points would result in an impairment of a portion of the goodwill of LongHorn Steakhouse and The Capital Grille, respectively. The estimated fair value of LongHorn Steakhouse and The Capital Grille exceeded their carrying value by approximately 116 percent and 7 percent, respectively.

The fair value of trademarks are estimated and compared to the carrying value. We estimate the fair value of trademarks using the relief-from-royalty method, which requires assumptions related to projected sales from our annual long-range plan; assumed royalty rates that could be payable if we did not own the trademarks; and a discount rate. We recognize an impairment loss when the estimated fair value of the trademarks is less than the carrying value. We completed our impairment test and concluded as of the date of the test, there was no impairment of the trademarks for LongHorn Steakhouse and The Capital Grille. A key assumption in our fair value estimate is the discount rate utilized in the relief-from-royalty method. We selected a discount rate for LongHorn Steakhouse and The Capital Grille of 13.0 percent. An increase in the discount rate of approximately 190 basis points and approximately 40 basis points would result in impairment of a portion of the trademark of LongHorn Steakhouse and The Capital Grille, respectively.

We determined that there was no goodwill or trademark impairment as of the first day of our fiscal 2011 fourth quarter and no additional indicators of impairment were identified through the end of our fiscal fourth quarter that would require us to test further for impairment. However, declines in our market capitalization (reflected in our stock price) as well as in the market capitalization of other companies in the restaurant industry, declines in sales at our restaurants, and significant adverse changes in the operating environment for the restaurant industry may result in a future impairment loss.

Changes in circumstances, existing at the measurement date or at other times in the future, or in the numerous estimates associated with management’s judgments and assumptions made in assessing the fair value of our goodwill, could result in an impairment loss of a portion or all of our goodwill or trademarks. If we recorded an impairment loss, our financial position and results of operations would be adversely affected and our leverage ratio for purposes of our credit agreement would increase. A leverage ratio exceeding the maximum permitted under our credit agreement would be a default under our credit agreement. At May 29, 2011, a write down of our entire goodwill and trademarks balances would not have caused our leverage ratio to exceed the permitted maximum. As our leverage ratio is determined on a quarterly basis and due to the seasonal nature of our business, a lesser amount of impairment in future quarters could cause our leverage ratio to exceed the permitted maximum.

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

Unearned Revenues

Unearned revenues represent our liability for gift cards that have been sold but not yet redeemed. We recognize sales from our gift cards when the gift card is redeemed by the customer. Although there are no expiration dates or dormancy fees for our gift cards, based on our historical gift card redemption patterns, we can reasonably estimate the amount of gift cards for which redemption is remote, which is referred to as “breakage”. We recognize breakage within sales for unused gift card amounts in proportion to actual gift card redemptions, which is also referred to as the “redemption recognition” method. The estimated value of gift cards expected to go unused is recognized over the expected period of redemption as the remaining gift card values are redeemed. Utilizing this method, we estimate both the amount of breakage and the time period of redemption. If actual redemption patterns vary from our estimates, actual gift card breakage income may differ from the amounts recorded. We update our estimate of our breakage rate periodically and apply that rate to gift card redemptions. Changing our breakage-rate assumption on unredeemed gift cards by 10 percent of the current rate would result in an adjustment in our unearned revenues of approximately $21.0 million.

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

FASB ASC Topic 740, Income Taxes, requires that a position taken or expected to be taken in a tax return be recognized (or derecognized) in the financial statements when it is more likely than not (i.e., a likelihood of more than 50 percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

We provide for federal and state income taxes currently payable as well as for those deferred because of temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Federal income tax credits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. Interest recognized on reserves for uncertain tax positions is included in interest, net in our consolidated statements of earnings. A corresponding liability for accrued interest is included as a component of other current liabilities in our consolidated balance sheets. Penalties, when incurred, are recognized in selling, general and administrative expenses.

We base our estimates on the best available information at the time that we prepare the provision. We generally file our annual income tax returns several months after our fiscal year end. For U.S. federal income tax purposes, we participate in the Internal Revenue Service’s (IRS) Compliance Assurance Process whereby our U.S. federal income tax returns are reviewed by the IRS both prior to and after their filing. The U.S. federal income tax returns that we filed through the fiscal year ended May 31, 2009 have been audited by the IRS. In the first quarter of fiscal 2011, the IRS completed the audit of our tax returns for the fiscal year ended May 31, 2009 with no material adjustments. The Company’s tax returns for the fiscal year ended May 30, 2010 are under audit, and are expected to be completed by the first quarter of fiscal 2012. The IRS commenced examinations of our U.S. federal income tax returns for May 29, 2011 in the first quarter of fiscal 2011. The examination is anticipated to be completed by the first quarter of fiscal 2013. Income tax returns are subject to audit by state and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws.

The major jurisdictions in which the Company files income tax returns include the U.S. federal jurisdiction, Canada, and most states in the U.S. that have an income tax. With a few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before fiscal 2002.

Included in the balance of unrecognized tax benefits at May 29, 2011 is $1.2 million related to tax positions for which it is reasonably possible that the total amounts could change during the next twelve months based on the outcome of examinations. The $1.2 million relates to items that would impact our effective income tax rate.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows generated from operating activities provide us with a significant source of liquidity, which we use to finance the purchases of land, buildings and equipment for new restaurants and to remodel existing restaurants, to pay dividends to our shareholders and to repurchase shares of our common stock. Since substantially all of our sales are for cash and cash equivalents, and accounts payable are generally due in 5 to 30 days, we are able to carry current liabilities in excess of current assets. In addition to cash flows from operations, we use a combination of long-term and short-term borrowings to fund our capital needs.

We currently manage our business and financial ratios to maintain an investment grade bond rating, which has historically allowed flexible access to financing at reasonable costs. Currently, our publicly issued long-term debt carries “Baa2” (Moody’s Investors Service), “BBB” (Standard & Poor’s) and “BBB” (Fitch) ratings. Our commercial paper has ratings of “P-2” (Moody’s Investors Service), “A-2” (Standard & Poor’s) and “F-2” (Fitch). These ratings are as of the date of the filing of this annual report and have been obtained with the understanding that Moody’s Investors Service, Standard & Poor’s and Fitch will continue to monitor our credit and make future adjustments to these ratings to the extent warranted. The ratings are not a recommendation to buy, sell or hold our securities, may be changed, superseded or withdrawn at any time and should be evaluated independently of any other rating.

Our revolving credit facility and our commercial paper program serve as our primary source of short-term financing. Accordingly, we maintain a $750.0 million revolving credit facility under a Credit Agreement (Revolving Credit Agreement) dated September 20, 2007 with Bank of America, N.A., as administrative agent, and the lenders and other agents party thereto. The Revolving Credit Agreement is a senior unsecured credit commitment to the Company and contains customary representations, affirmative and negative covenants (including limitations on liens and subsidiary debt, and a maximum consolidated lease adjusted total debt to total capitalization ratio of 0.75 to 1.00) and events of default usual for credit facilities of this type. As of May 29, 2011, we were in compliance with all covenants under the Revolving Credit Agreement. Additional information regarding terms and conditions of the Revolving Credit Agreement is incorporated by reference from Note 9 to our consolidated financial statements in Part II, Item 8 of this report.

As of May 29, 2011, we had no outstanding balances under the Revolving Credit Agreement. As of May 29, 2011, $185.5 million of commercial paper and $68.2 million of letters of credit were outstanding, which are backed by this facility. After consideration of borrowings currently outstanding and commercial paper and letters of credit backed by the Revolving Credit Agreement, as of May 29, 2011, we had $496.3 million of credit available under the Revolving Credit Agreement.

At May 29, 2011, our long-term debt consisted principally of:

•	$350.0 million of unsecured 5.625 percent senior notes due in October 2012;

•	$100.0 million of unsecured 7.125 percent debentures due in February 2016;

•	$500.0 million of unsecured 6.200 percent senior notes due in October 2017;

•	$150.0 million of unsecured 6.000 percent senior notes due in August 2035;

•	$300.0 million of unsecured 6.800 percent senior notes due in October 2037; and

•

An unsecured, variable rate $8.0 million commercial bank loan due in December 2018 that is used to support a loan from us to the Employee Stock Ownership Plan (ESOP) portion of the Darden Savings Plan.

During fiscal 2011, we repaid, at maturity, our $150.0 million 4.875 percent senior notes due August 2010 and our $75.0 million 7.450 percent medium-term notes due April 2011 with excess cash from operations. During fiscal 2012, we expect to issue unsecured debt securities that will effectively refinance these notes.

The interest rates on our $350.0 million senior notes due October 2012, $500.0 million senior notes due October 2017 and $300.0 million senior notes due October 2037 are subject to adjustment from time to time if the debt rating assigned to such series of notes is downgraded below a certain rating level (or subsequently upgraded). The maximum adjustment is 2.000 percent above the initial interest rate and the interest rate cannot be reduced below the initial interest rate. As of May 29, 2011, no adjustments to these interest rates had been made.

All of our long-term debt currently outstanding is expected to be repaid entirely at maturity with interest being paid semi-annually over the life of the debt. The aggregate maturities of long-term debt for each of the five fiscal years subsequent to May 29, 2011 and thereafter are $0.0 million in fiscal 2012, $350.0 million in fiscal 2013, $0.0 million in fiscal 2014, $0.0 million in fiscal 2015, $100.0 million in fiscal 2016 and $958.0 million thereafter.

From time to time we enter into interest rate derivative instruments to manage interest rate risk inherent in our operations. See Note 10 to our consolidated financial statements in Part II, Item 8 of this report, incorporated herein by reference.

Through our shelf registration statement on file with the Securities and Exchange Commission (SEC), depending on conditions prevailing in the public capital markets, we may issue unsecured debt securities from time to time in one or more series, which may consist of notes, debentures or other evidences of indebtedness in one or more offerings.

We may from time to time repurchase our outstanding debt in privately negotiated transactions. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements and other factors.

A summary of our contractual obligations and commercial commitments at May 29, 2011, is as follows:

(in millions)	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Short-term debt	$185.5	$185.5	$—	$—	$—
Long-term debt (1)	2,436.0	89.1	499.0	237.3	1,610.6
Operating leases	800.1	135.6	235.0	177.7	251.8
Purchase obligations (2)	611.9	611.3	0.5	0.1	—
Capital lease obligations (3)	99.7	5.0	10.6	11.1	73.0
Benefit obligations (4)	310.1	37.6	68.2	64.2	140.1
Unrecognized income tax benefits (5)	25.0	1.6	21.0	2.4	—

Total contractual obligations	$4,468.3	$1,065.7	$834.3	$492.8	$2,075.5

(in millions)	Amount of Commitment Expiration per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Standby letters of credit (6)	$113.2	$113.2	$—	$—	$—
Guarantees (7)	7.4	1.4	2.6	2.1	1.3

Total commercial commitments	$120.6	$114.6	$2.6	$2.1	$1.3

(1)

Includes interest payments associated with existing long-term debt, including the current portion. Variable-rate interest payments associated with the ESOP loan were estimated based on an average interest rate of 1.5 percent. Excludes issuance discount of $4.4 million.

(2)	Includes commitments for food and beverage items and supplies, capital projects and other miscellaneous commitments.
(3)	Includes total imputed interest of $42.4 million over the life of the capital lease obligations.
(4)

Includes expected contributions associated with our defined benefit plans and payments associated with our postretirement benefit plan and our non-qualified deferred compensation plan through fiscal 2021.

(5)	Includes interest on unrecognized income tax benefits of $3.1 million, $0.4 million of which relates to contingencies expected to be resolved within one year.
(6)

Includes letters of credit for $96.4 million of workers’ compensation and general liabilities accrued in our consolidated financial statements, $68.2 million of which are backed by our Revolving Credit Agreement, letters of credit for $1.4 million of lease payments included in the contractual operating lease obligation payments noted above and other letters of credit totaling $15.4 million.

(7)

Consists solely of guarantees associated with leased properties that have been assigned to third parties. We are not aware of any non-performance under these arrangements that would result in our having to perform in accordance with the terms of the guarantees.

Our fixed-charge coverage ratio, which measures the number of times each year that we earn enough to cover our fixed charges, amounted to 5.4 times and 4.7 times, on a continuing operations basis, for the fiscal years ended May 29, 2011 and May 30, 2010, respectively. Our adjusted debt to adjusted total capital ratio (which includes 6.25 times the total annual minimum rent of $125.6 million and $120.8 million for the fiscal years ended May 29, 2011 and May 30, 2010, respectively, as components of adjusted debt and adjusted total capital) was 56 percent and 57 percent at May 29, 2011 and May 30, 2010, respectively. We include the lease-debt equivalent and contractual lease guarantees in our adjusted debt to adjusted total capital ratio reported to shareholders, as we believe its inclusion better represents the optimal capital structure that we target from period to period and because it is consistent with the calculation of the covenant under our Revolving Credit Agreement.

Based on these ratios, we believe our financial condition is strong. The composition of our capital structure is shown in the following table.

(In millions, except ratios)	May 29, 2011	May 30, 2010
CAPITAL STRUCTURE
Short-term debt	$185.5	$—
Current portion long-term debt	—	225.0
Long-term debt, excluding unamortized discounts	1,411.7	1,413.6
Capital lease obligations	57.3	58.9

Total debt	$1,654.5	$1,697.5
Stockholders’ equity	1,936.2	1,894.0

Total capital	$3,590.7	$3,591.5

CALCULATION OF ADJUSTED CAPITAL
Total debt	$1,654.5	$1,697.5
Lease-debt equivalent	785.0	755.0
Guarantees	7.4	9.0

Adjusted debt	$2,446.9	$2,461.5
Stockholders’ equity	1,936.2	1,894.0

Adjusted total capital	$4,383.1	$4,355.5

CAPITAL STRUCTURE RATIOS
Debt to total capital ratio	46%	47%
Adjusted debt to adjusted total capital ratio	56%	57%

Net cash flows provided by operating activities from continuing operations were $894.7 million, $903.4 million and $783.5 million in fiscal 2011, 2010 and 2009, respectively. Net cash flows provided by operating activities include net earnings from continuing operations of $478.7 million, $407.0 million and $371.8 million in fiscal 2011, 2010 and 2009, respectively. Net cash flows provided by operating activities from continuing operations decreased in fiscal 2011 primarily due to the impact of the timing of inventory purchases and overall product demand, and higher income tax payments during fiscal 2011, partially offset by an increase in net earnings. Net cash flows provided by operating activities reflect income tax payments of $126.4 million, $94.8 million and $64.4 million in fiscal 2011, 2010 and 2009, respectively. The lower tax payments in fiscal 2009, as compared with tax payments in fiscal 2011 and 2010, primarily relates to the recognition of tax benefits related to the timing of deductions for fixed-asset related expenditures. In addition, the lower tax payments in fiscal 2009 and 2010, relates to the application of the overpayment of income taxes in prior years to fiscal 2009 and 2010 tax liabilities.

Net cash flows used in investing activities from continuing operations were $552.7 million, $428.7 million and $562.4 million in fiscal 2011, 2010 and 2009, respectively. Net cash flows used in investing activities from continuing operations included capital expenditures incurred principally for building new restaurants, replacing equipment, our new restaurant support center facility and technology initiatives. Capital expenditures related to continuing operations were $547.7 million in fiscal 2011, compared to $432.1 million in fiscal 2010 and $535.3 million in fiscal 2009. The increased expenditures in fiscal 2011 resulted primarily from an increase in remodel activity and new restaurant construction. The decreased expenditures in fiscal 2010 resulted primarily from decreased spending associated with our new restaurant support center facility which was completed in the second quarter of fiscal 2010, and the replacement of restaurant assets. We estimate that our fiscal 2012 capital expenditures will be approximately $600 million.

Net cash flows used in financing activities from continuing operations were $521.0 million, $290.0 million and $204.8 million in fiscal 2011, 2010 and 2009, respectively. Cash flows used in financing activities for fiscal 2011 exceeded cash flows used in financing activities for fiscal 2010, due primarily to an increase in shares repurchased, the repayment of $226.8 million of long-term debt as compared to $1.8 million in fiscal 2010 and an increase in dividends paid, partially offset by proceeds from the issuance of short-term debt of $185.0 million in fiscal 2011, as compared to repayments of short-term debt of $150.0 million during fiscal 2010. Cash flows used in financing activities for fiscal 2010 exceeded the cash flows used in financing activities for fiscal 2009 due primarily to the repayment of short-term debt in fiscal 2010 in excess of the repayments during fiscal 2009 and an increase in dividends paid, partially offset by a reduction in shares repurchased in fiscal 2010. For fiscal 2011, net cash flows used in financing activities included our repurchase of 8.6 million shares of our common stock for $385.5 million, compared to 2.0 million shares of our common stock for $85.1 million in fiscal 2010 and 5.1 million shares of our common stock for $144.9 million in fiscal 2009. As of May 29, 2011, our Board of Directors had authorized us to repurchase up to 187.4 million shares of our common stock and a total of 162.7 million shares had been repurchased under the authorization. The repurchased common stock is reflected as a reduction of stockholders’ equity. As of May 29, 2011, our unused authorization was 24.7 million shares. We received proceeds primarily from the issuance of common stock upon the exercise of stock options of $63.0 million, $66.3 million and $57.5 million in fiscal 2011, 2010 and 2009, respectively. Net cash flows used in financing activities also included dividends paid to stockholders of $175.5 million, $140.0 million and $110.2 million in fiscal 2011, 2010 and 2009, respectively. The increase in dividend payments reflects the increase in our annual dividend rate from $0.80 per share in fiscal 2009, to $1.00 per share in fiscal 2010 and to $1.28 per share in fiscal 2011. In June 2011, our Board of Directors approved an increase in the quarterly dividend to $0.43 per share, which indicates an annual dividend of $1.72 per share in fiscal 2012.

Our defined benefit and other postretirement benefit costs and liabilities are determined using various actuarial assumptions and methodologies prescribed under FASB ASC Topic 715, Compensation - Retirement Benefits and Topic 712, Compensation - Nonretirement Postemployment Benefits. We use certain assumptions including, but not limited to, the selection of a discount rate, expected long-term rate of return on plan assets and expected health care cost trend rates. We set the discount rate assumption annually for each plan at its valuation date to reflect the yield of high quality fixed-income debt instruments, with lives that approximate the maturity of the plan benefits. At May 29, 2011, our discount rate was 5.4 percent and 5.5 percent, respectively, for our defined benefit and postretirement benefit plans. The expected long-term rate of return on plan assets and health care cost trend rates are based upon several factors, including our historical assumptions compared with actual results, an analysis of current market conditions, asset allocations and the views of leading financial advisers and economists. Our assumed expected long-term rate of return on plan assets for our defined benefit plan was 9.0 percent for each of the fiscal years reported. At May 29, 2011, the expected health care cost trend rate assumed for our postretirement benefit plan for fiscal 2012 was 7.7 percent. The rate gradually decreases to 5.0 percent through fiscal 2021 and remains at that level thereafter. We made contributions of approximately $12.9 million, $0.4 million and $0.5 million in fiscal years 2011, 2010 and 2009, respectively, to our defined benefit pension plan to maintain its targeted funded status as of each annual valuation date. Prior to fiscal 2009, our measurement date for our defined benefit and other postretirement benefit costs and liabilities was as of our third fiscal quarter. As of May 31, 2009, we adopted the measurement date provisions of FASB ASC Topic 715, which requires that benefit plan assets and liabilities are measured as of the end of the benefit plan sponsor’s fiscal year. As a result of the change in measurement date, in accordance with the provisions of FASB ASC Topic 715, we recognized a $0.6 million after tax charge to the beginning balance of our fiscal 2009 retained earnings.

The expected long-term rate of return on plan assets component of our net periodic benefit cost is calculated based on the market-related value of plan assets. Our target asset fund allocation is 35 percent U.S. equities, 30 percent high-quality, long-duration fixed-income securities, 15 percent international equities, 10 percent real assets and 10 percent private equities. We monitor our actual asset fund allocation to ensure that it approximates our target allocation and believe that our long-term asset fund allocation will continue to approximate our target allocation. In developing our expected rate of return assumption, we have evaluated the actual historical performance and long-term return projections of the plan assets, which give consideration to the asset mix and the anticipated timing of the pension plan outflows. We employ a total return investment approach whereby a mix of equity and fixed income investments are used to maximize the long-term return of plan assets for what we consider a prudent level of risk. Our historical 10-year, 15-year and 20-year rates of return on plan assets, calculated using the geometric method average of returns, are approximately 7.3 percent, 9.0 percent and 10.0 percent, respectively, as of May 29, 2011.

We have recognized net actuarial losses, net of tax, as a component of accumulated other comprehensive income (loss) for the defined benefit plans and postretirement benefit plan as of May 29, 2011 of $50.5 million and $1.3 million, respectively. These net actuarial losses represent changes in the amount of the projected benefit obligation and plan assets resulting from differences in the assumptions used and actual experience. The amortization of the net actuarial loss component of our fiscal 2012 net periodic benefit cost for the defined benefit plans and postretirement benefit plan is expected to be approximately $6.3 million and $0.0 million, respectively.

We believe our defined benefit and postretirement benefit plan assumptions are appropriate based upon the factors discussed above. However, other assumptions could also be reasonably applied that could differ from the assumptions used. A quarter-percentage point change in the defined benefit plans’ discount rate and the expected long-term rate of return on plan assets would increase or decrease earnings before income taxes by $0.7 million and $0.5 million, respectively. A quarter-percentage point change in our postretirement benefit plan discount rate would increase or decrease earnings before income taxes by $0.2 million. A one-percentage point increase in the health care cost trend rates would increase the accumulated postretirement benefit obligation (APBO) by $5.1 million at May 29, 2011 and the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost by $0.8 million for fiscal 2011. A one-percentage point decrease in the health care cost trend rates would decrease the APBO by $4.1 million at May 29, 2011 and the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost by $0.6 million for fiscal 2011. These changes in assumptions would not significantly impact our funding requirements.

We are not aware of any trends or events that would materially affect our capital requirements or liquidity. We believe that our internal cash-generating capabilities, the potential issuance of unsecured debt securities under our shelf registration statement and short-term commercial paper should be sufficient to finance our capital expenditures, debt maturities, stock repurchase program and other operating activities through fiscal 2012.

OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity, capital expenditures or capital resources.

FINANCIAL CONDITION

Our total current assets were $663.8 million at May 29, 2011, compared with $690.2 million at May 30, 2010. The decrease was primarily due to a decrease in cash and cash equivalents resulting from the repayment of our $150.0 million August 2010 senior notes and our $75.0 million April 2011 medium-term notes, partially offset by increases in inventory levels due to the timing of inventory purchases and current deferred income tax assets based on current period activity of taxable timing differences.

Our total current liabilities were $1.29 billion at May 29, 2011, compared with $1.21 billion at May 30, 2010. Short-term debt increased $185.5 million, primarily due to our use of short-term financing to repurchase shares of our common stock. Other current liabilities increased $68.4 million, primarily as a result of market-driven increases in fair value of our non-qualified deferred compensation plan. Unearned revenues increased $27.3 million associated with an increase in gift card sales, only partially offset by redemptions. These increases were partially offset by the decrease in current portion of long-term debt due to the repayment of our $150.0 million August 2010 senior notes and our $75.0 million April 2011 medium-term notes.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of market risks, including fluctuations in interest rates, foreign currency exchange rates, compensation and commodity prices. To manage this exposure, we periodically enter into interest rate and foreign currency exchange instruments, equity forwards and commodity instruments for other than trading purposes (see Notes 1 and 10 to our consolidated financial statements, in Part II, Item 8 of this report, incorporated herein by reference).

We use the variance/covariance method to measure value at risk, over time horizons ranging from one week to one year, at the 95 percent confidence level. At May 29, 2011, our potential losses in future net earnings resulting from changes in foreign currency exchange rate instruments, commodity instruments, equity forwards and floating rate debt interest rate exposures were approximately $53.6 million over a period of one year (including the impact of the interest rate swap agreements discussed in Note 10 to our consolidated financial statements in Part II, Item 8 of this report, incorporated herein by reference). The value at risk from an increase in the fair value of all of our long-term fixed rate debt, over a period of one year, was approximately $117.4 million. The fair value of our long-term fixed rate debt during fiscal 2011 averaged $1.61 billion, with a high of $1.77 billion and a low of $1.51 billion. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows by targeting an appropriate mix of variable and fixed rate debt.

APPLICATION OF NEW ACCOUNTING STANDARDS

In January 2010, the FASB issued Accounting Standards Update (ASU) 2010-06, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements, which required additional disclosure of significant transfers in and out of instruments categorized as Level 1 and 2 in the Fair Value hierarchy. This update also clarified existing disclosure requirements by defining the level of disaggregation of instruments into classes as well as additional disclosure around the valuation techniques and inputs used to measure fair value. Additionally, for instruments categorized as Level 3 in the Fair Value hierarchy, the guidance required a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities. This update became effective for us in the fourth quarter of fiscal 2010 except for the disclosure on the roll forward of activities for Level 3 fair value measurements, which will become effective for us in the first quarter of fiscal 2012. Other than requiring additional disclosures, adoption of this new guidance will not have a significant impact on our consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. Many of the amendments in this update change the wording used in the existing guidance to better align U.S. generally accepted accounting principles with International Financial Reporting Standards and to clarify the FASB’s intent on various aspects of the fair value guidance. This update also requires increased disclosure of quantitative information about unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy. This update is effective for us in our first quarter of fiscal 2013 and should be applied prospectively. Other than requiring additional disclosures, adoption of this new guidance will not have a significant impact on our consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220), Presentation of Comprehensive Income, which requires companies to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of equity. This update is effective for us in our first quarter of fiscal 2013 and should be applied retrospectively. We do not believe adoption of this new guidance will have a significant impact on our consolidated financial statements.

FORWARD-LOOKING STATEMENTS

Statements set forth in or incorporated into this report regarding the expected net increase in the number of our restaurants, U.S. same-restaurant sales, total sales growth, diluted net earnings per share growth, and capital expenditures in fiscal 2011, and all other statements that are not historical facts, including without limitation statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Darden Restaurants, Inc. and its subsidiaries that are preceded by, followed by or that include words such as “may,” “will,” “expect,” “intend,” “anticipate,” “continue,” “estimate,” “project,” “believe,” “plan” or similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are included, along with this statement, for purposes of complying with the safe harbor provisions of that Act. Any forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update such statements for any reason to reflect events or circumstances arising after such date. By their nature, forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by such forward-looking statements. In addition to the risks and uncertainties of ordinary business obligations, and those described in information incorporated into this report, the forward-looking statements contained in this report are subject to the risks and uncertainties described in Part I, Item 1A “Risk Factors” in our Annual Report on Form 10-K for the year ended May 29, 2011, which are summarized as follows:

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

•

Federal, state and local regulation of our business, including laws and regulations relating to food safety, minimum wage and other labor issues including unionization, health care reform, taxes, menu labeling, building and zoning requirements, land use and environmental laws including climate change regulations, and liquor laws;

•

Labor and insurance costs, including increased labor costs as a result of federal and state-mandated increases in minimum wage rates and increased insurance costs as a result of increases in our current insurance premiums;

•	A material information technology failure, inadequacy, interruption or breach of security;

•	Our inability or failure to execute a comprehensive business continuity plan following a major natural disaster such as a hurricane or manmade disaster, including terrorism;

•	The health concerns arising from food-related pandemics, outbreaks of flu viruses or other diseases;

•	The intensely competitive nature of the restaurant industry, especially pricing, service, location, personnel and type and quality of food;

•

Factors impacting our ability to drive sufficient profitable sales growth through brand relevance, operating excellence, opening new restaurants and developing or acquiring new dining brands, including lower-than-expected sales of newly-opened restaurants and acquisition risks;

•	The impact of the substantial indebtedness we incurred in connection with the acquisition of RARE;

•

Our plans to expand smaller brands like Bahama Breeze and Seasons 52 that have not yet proven their long-term viability may not be successful and could require us to make substantial further investments in these brands and result in losses and impairments;

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

•	The impact of disruptions in the financial markets, including the availability and cost of credit and an increase in pension plan expenses;

•	Risks associated with doing business with franchisees, business partners and vendors in foreign markets;

•	Failure to protect our service marks or other intellectual property;

•	The negative effect of a possible impairment in the carrying value of our goodwill or other intangible assets; and

•	A failure of our internal control over financial reporting and future changes in accounting standards.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of May 29, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Management has concluded that, as of May 29, 2011, the Company’s internal control over financial reporting was effective based on these criteria.

The Company’s independent registered public accounting firm KPMG LLP, has issued an audit report on the effectiveness of our internal control over financial reporting, which follows.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders

Darden Restaurants, Inc.

We have audited Darden Restaurants, Inc.’s internal control over financial reporting as of May 29, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Darden Restaurants, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Darden Restaurants, Inc. maintained, in all material respects, effective internal control over financial reporting as of May 29, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Darden Restaurants, Inc. as of May 29, 2011 and May 30, 2010, and the related consolidated statements of earnings, changes in stockholders’ equity and accumulated other comprehensive income (loss), and cash flows for each of the years in the three-year period ended May 29, 2011, and our report dated July 22, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Orlando, Florida

July 22, 2011

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Darden Restaurants, Inc.

We have audited the accompanying consolidated balance sheets of Darden Restaurants, Inc. and subsidiaries as of May 29, 2011 and May 30, 2010, and the related consolidated statements of earnings, changes in stockholders’ equity and accumulated other comprehensive income (loss), and cash flows for each of the years in the three-year period ended May 29, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Darden Restaurants, Inc. and subsidiaries as of May 29, 2011 and May 30, 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended May 29, 2011, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Darden Restaurants, Inc.’s internal control over financial reporting as of May 29, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 22, 2011 expressed an unqualified opinion on the effectiveness of Darden Restaurants, Inc.’s internal control over financial reporting.

/s/ KPMG LLP

Orlando, Florida

July 22, 2011

Certified Public Accountants

CONSOLIDATED STATEMENTS OF EARNINGS

(In millions, except per share data)	May 29, 2011	May 30, 2010	May 31, 2009

Sales	$ 7,500.2	$ 7,113.1	$ 7,217.5
Costs and expenses:
Cost of sales:
Food and beverage	2,173.6	2,051.2	2,200.3
Restaurant labor	2,396.9	2,350.6	2,308.2
Restaurant expenses	1,129.0	1,082.2	1,128.4
Total cost of sales, excluding restaurant depreciation and amortization of $295.6, $283.4, $267.1, respectively	$ 5,699.5	$ 5,484.0	$ 5,636.9
Selling, general and administrative	738.0	684.5	665.6
Depreciation and amortization	316.8	300.9	283.1
Interest, net	93.6	93.9	107.4
Asset impairment, net	4.7	6.2	12.0
Total costs and expenses	$ 6,852.6	$ 6,569.5	$ 6,705.0
Earnings before income taxes	647.6	543.6	512.5
Income taxes	(168.9)	(136.6)	(140.7)
Earnings from continuing operations	$ 478.7	$ 407.0	$ 371.8
(Losses) earnings from discontinued operations, net of tax (benefit) expense of $(1.5), $(1.5), and $0.2, respectively	(2.4)	(2.5)	0.4
Net earnings	$ 476.3	$ 404.5	$ 372.2

Basic net earnings per share:
Earnings from continuing operations	$ 3.50	$ 2.92	$ 2.71
Losses from discontinued operations	(0.02)	(0.02)	—
Net earnings	$ 3.48	$ 2.90	$ 2.71

Diluted net earnings per share:
Earnings from continuing operations	$ 3.41	$ 2.86	$ 2.65
Losses from discontinued operations	(0.02)	(0.02)	—
Net earnings	$ 3.39	$ 2.84	$ 2.65

Average number of common shares outstanding:
Basic	136.8	139.3	137.4
Diluted	140.3	142.4	140.4

Dividends declared per common share	$ 1.28	$ 1.00	$ 0.80

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In millions)	May 29, 2011	May 30, 2010
ASSETS
Current assets:
Cash and cash equivalents	$ 70.5	$ 248.8
Receivables, net	65.4	59.4
Inventories	300.1	220.8
Prepaid income taxes	5.2	1.5
Prepaid expenses and other current assets	77.0	57.9
Deferred income taxes	145.6	101.8
Total current assets	$ 663.8	$ 690.2
Land, buildings and equipment, net	3,622.0	3,403.7
Goodwill	517.1	517.3
Trademarks	454.0	454.0
Other assets	209.7	210.9
Total assets	$5,466.6	$5,276.1

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$ 251.3	$ 246.4
Short-term debt	185.5	—
Accrued payroll	167.1	161.8
Accrued income taxes	9.3	1.0
Other accrued taxes	64.3	62.0
Unearned revenues	200.0	172.7
Current portion of long-term debt	—	225.0
Other current liabilities	409.3	340.9
Total current liabilities	$1,286.8	$1,209.8
Long-term debt, less current portion	1,407.3	1,408.7
Deferred income taxes	345.4	268.6
Deferred rent	186.2	170.1
Obligations under capital leases, net of current installments	56.0	57.6
Other liabilities	248.7	267.3
Total liabilities	$3,530.4	$3,382.1
Stockholders’ equity:
Common stock and surplus, no par value. Authorized 500.0 shares; issued 287.2 and 285.2 shares, respectively; outstanding 134.6 and 140.6 shares, respectively	$2,408.8	$2,297.9
Preferred stock, no par value. Authorized 25.0 shares; none issued and outstanding	—	—
Retained earnings	2,921.9	2,621.9
Treasury stock, 152.6 and 144.6 shares, at cost, respectively	(3,325.3)	(2,943.5)
Accumulated other comprehensive income (loss)	(59.8)	(71.1)
Unearned compensation	(9.4)	(11.2)
Total stockholders’ equity	$1,936.2	$1,894.0
Total liabilities and stockholders’ equity	$5,466.6	$5,276.1

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

(In millions, except per share data)	Common Stock And Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Officer Notes Receivable	Total Stockholders’ Equity
Balances at May 25, 2008	$2,074.9	$2,096.0	$(2,724.0)	$(20.7)	$(17.0)	$(0.1)	$1,409.1
Comprehensive income:
Net earnings	—	372.2	—	—	—	—	372.2
Other comprehensive income (loss):
Foreign currency adjustment	—	—	—	(2.7)	—	—	(2.7)
Change in fair value of marketable securities, net of tax of $0.2	—	—	—	(0.3)	—	—	(0.3)
Change in fair value of derivatives, net of tax of $2.9	—	—	—	(2.8)	—	—	(2.8)
Net unamortized gain (loss) arising during period, including amortization of unrecognized net actuarial loss, net of taxes $19.1	—	—	—	(30.7)	—	—	(30.7)
Total comprehensive income							335.7
Adjustment related to adoption of measurement date provisions of SFAS No. 158, net of tax of $0.3	—	(0.6)	—	—	—	—	(0.6)
Cash dividends declared ($0.80 per share)	—	(110.2)	—	—	—	—	(110.2)
Stock option exercises (3.3 shares)	48.1	—	2.7	—	—	—	50.8
Stock-based compensation	32.6	—	—	—	—	—	32.6
ESOP note receivable repayments	—	—	—	—	4.0	—	4.0
Income tax benefits credited to equity	22.2	—	—	—	—	—	22.2
Purchases of common stock for treasury (5.1 shares)	—	—	(144.9)	—	—	—	(144.9)
Issuance of treasury stock under Employee Stock Purchase Plan and other plans (0.3 shares)	5.3	—	2.0	—	—	—	7.3
Balances at May 31, 2009	$2,183.1	$2,357.4	$(2,864.2)	$(57.2)	$(13.0)	$(0.1)	$1,606.0
Comprehensive income:
Net earnings	—	404.5	—	—	—	—	404.5
Other comprehensive income (loss):
Foreign currency adjustment	—	—	—	1.5	—	—	1.5
Change in fair value of marketable securities, net of tax of $0.0	—	—	—	—	—	—	—
Change in fair value of derivatives, net of tax of $2.5	—	—	—	—	—	—	—
Net unamortized gain (loss) arising during period, including amortization of unrecognized net actuarial loss, net of taxes $9.5	—	—	—	(15.4)	—	—	(15.4)
Total comprehensive income							390.6
Cash dividends declared ($1.00 per share)	—	(140.0)	—	—	—	—	(140.0)
Stock option exercises (2.9 shares)	55.0	—	4.3	—	—	—	59.3
Stock-based compensation	33.6	—	—	—	—	—	33.6
ESOP note receivable repayments	—	—	—	—	1.8	—	1.8
Income tax benefits credited to equity	20.1	—	—	—	—	—	20.1
Purchases of common stock for treasury (2.0 shares)	—	—	(85.1)	—	—	—	(85.1)
Issuance of treasury stock under Employee Stock Purchase Plan and other plans (0.3 shares)	6.1	—	1.5	—	—	—	7.6
Repayment of officer notes	—	—	—	—	—	0.1	0.1
Balances at May 30, 2010	$2,297.9	$2,621.9	$(2,943.5)	$(71.1)	$(11.2)	$—	$1,894.0
Comprehensive income:
Net earnings	—	476.3	—	—	—	—	476.3
Other comprehensive income (loss):
Foreign currency adjustment	—	—	—	1.8	—	—	1.8
Change in fair value of marketable securities, net of tax of $0.1	—	—	—	0.2	—	—	0.2
Change in fair value of derivatives, net of tax of $4.8	—	—	—	(5.2)	—	—	(5.2)
Net unamortized gain (loss) arising during period, including amortization of unrecognized net actuarial loss, net of taxes $9.0	—	—	—	14.5	—	—	14.5
Total comprehensive income							487.6
Cash dividends declared ($1.28 per share)	—	(176.3)	—	—	—	—	(176.3)
Stock option exercises (2.3 shares)	53.1	—	2.6	—	—	—	55.7
Stock-based compensation	33.9	—	—	—	—	—	33.9
ESOP note receivable repayments	—	—	—	—	1.8	—	1.8
Income tax benefits credited to equity	17.7	—	—	—	—	—	17.7
Purchases of common stock for treasury (8.6 shares)	—	—	(385.5)	—	—	—	(385.5)
Issuance of treasury stock under Employee Stock Purchase Plan and other plans (0.2 shares)	6.2	—	1.1	—	—	—	7.3
Balances at May 29, 2011	$2,408.8	$2,921.9	$(3,325.3)	$(59.8)	$(9.4)	$—	$1,936.2

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended

(In millions)	May 29, 2011	May 30, 2010	May 31, 2009

Cash flows - operating activities
Net earnings	$ 476.3	$ 404.5	$ 372.2
Losses (earnings) from discontinued operations, net of tax	2.4	2.5	(0.4)
Adjustments to reconcile net earnings from continuing operations to cash flows:
Depreciation and amortization	316.8	300.9	283.1
Asset impairment charges, net	4.7	6.2	12.0
Amortization of loan costs	2.8	3.3	3.3
Stock-based compensation expense	66.6	53.5	41.5
Change in current assets and liabilities	12.2	144.3	(79.7)
Contributions to pension and postretirement plan	(13.2)	(0.6)	(1.2)
Loss on disposal of land, buildings and equipment	6.9	0.3	1.1
Change in cash surrender value of trust-owned life insurance	(13.7)	(7.7)	17.1
Deferred income taxes	28.8	(10.2)	89.5
Change in deferred rent	17.1	15.4	16.1
Change in other liabilities	(15.4)	(14.4)	21.6
Income tax benefits from exercise of stock-based compensation credited to Goodwill	0.2	1.4	0.9
Other, net	2.2	4.0	6.4

Net cash provided by operating activities of continuing operations	$ 894.7	$ 903.4	$ 783.5

Cash flows - investing activities
Purchases of land, buildings and equipment	(547.7)	(432.1)	(535.3)
Proceeds from disposal of land, buildings and equipment	7.0	12.5	4.6
Purchases of marketable securities	(6.5)	(15.5)	(42.0)
Proceeds from sale of marketable securities	5.1	12.8	13.9
Increase in other assets	(10.6)	(6.4)	(3.6)

Net cash used in investing activities of continuing operations	$(552.7)	$(428.7)	$(562.4)

Cash flows - financing activities
Proceeds from issuance of common stock	63.0	66.3	57.5
Income tax benefits credited to equity	17.7	20.1	22.2
Dividends paid	(175.5)	(140.0)	(110.2)
Purchases of treasury stock	(385.5)	(85.1)	(144.9)
ESOP note receivable repayments	1.8	1.8	3.9
Proceeds from issuance (repayments) of short-term debt, net	185.5	(150.0)	(28.4)
Repayment of long-term debt	(226.8)	(1.8)	(3.9)
Principal payments on capital leases	(1.2)	(1.3)	(1.0)

Net cash used in financing activities of continuing operations	$(521.0)	$(290.0)	$(204.8)

Cash flows - discontinued operations
Net cash used in operating activities of discontinued operations	(2.1)	(1.4)	(1.1)
Net cash provided by investing activities of discontinued operations	2.8	2.6	4.5

Net cash provided by discontinued operations	$ 0.7	$ 1.2	$ 3.4

(Decrease) increase in cash and cash equivalents	(178.3)	185.9	19.7
Cash and cash equivalents - beginning of year	248.8	62.9	43.2

Cash and cash equivalents - end of year	$ 70.5	$ 248.8	$ 62.9

Cash flows from changes in current assets and liabilities
Receivables, net	(5.9)	(15.8)	31.8
Inventories	(79.3)	26.2	(30.2)
Prepaid expenses and other current assets	(5.0)	(5.0)	(1.5)
Accounts payable	5.5	27.6	(25.2)
Accrued payroll	5.3	23.6	8.8
Prepaid/accrued income taxes	4.7	52.7	(55.9)
Other accrued taxes	2.3	1.8	4.9
Unearned revenues	27.3	26.9	(14.3)
Other current liabilities	57.3	6.3	1.9

Change in current assets and liabilities	$ 12.2	$ 144.3	$ (79.7)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations and Principles of Consolidation

The accompanying consolidated financial statements include the operations of Darden Restaurants, Inc. and its wholly owned subsidiaries (Darden, the Company, we, us or our). We own and operate the Red Lobster®, Olive Garden®, LongHorn Steakhouse®, The Capital Grille®, Bahama Breeze® and Seasons 52® restaurant brands located in the United States and Canada. Through subsidiaries, we own and operate all of our restaurants in the United States and Canada, except three. Those three restaurants are located in Central Florida and are owned by joint ventures managed by us. The joint ventures pay management fees to us, and we control the joint ventures’ use of our service marks. None of our restaurants in the United States or Canada are franchised. As of May 29, 2011, we franchised five LongHorn Steakhouse restaurants in Puerto Rico to an unaffiliated franchisee, and 22 Red Lobster restaurants in Japan to an unaffiliated Japanese corporation, under area development and franchise agreements. During fiscal 2011, we entered into a formal area and development agreement with an unrelated third party to develop and operate our Red Lobster, Olive Garden and LongHorn Steakhouse brands in the Middle East. The agreement calls for the development of a minimum of 60 restaurants over the next five years. As of May 29, 2011, no restaurants related to this development agreement were in operation. All significant inter-company balances and transactions have been eliminated in consolidation.

Basis of Presentation

During fiscal 2007 and 2008 we closed or sold all Smokey Bones Barbeque & Grill (Smokey Bones) and Rocky River Grillhouse restaurants and we closed nine Bahama Breeze restaurants. These restaurants and their related activities have been classified as discontinued operations. Therefore, for fiscal 2011, 2010 and 2009, all impairment losses and disposal costs, gains and losses on disposition attributable to these restaurants have been aggregated in a single caption entitled “(Losses) earnings from discontinued operations, net of tax (benefit) expense” on the accompanying consolidated statements of earnings.

Unless otherwise noted, amounts and disclosures throughout these notes to consolidated financial statements relate to our continuing operations.

Reclassification

Prior to the fourth quarter of fiscal 2011, we incorrectly reported our workers compensation and general liability accruals, net of expected recoveries, as a component of other current liabilities on our consolidated balance sheets. As of May 29, 2011, we began reporting these accruals on a gross basis, recognizing receivables for amounts expected to be recovered in excess of our deductibles, and classified these accruals and related receivables as current and long term based on the estimated timing of the payments. In addition, we have reclassified certain prepaid costs that were previously incorrectly included as a component of unearned revenues to prepaid expenses and other current assets. Corresponding amounts in the May 30, 2010 consolidated balance sheet have been reclassified to conform to the current year presentation. The impacts of these reclassifications have also been reflected in our consolidated statements of cash flows for all periods presented. These reclassifications had no impact on reported earnings from continuing operations, net earnings or earnings per share. The impacts of these reclassifications on our consolidated balance sheets were as follows:

	Increase (Decrease)

(in millions)	May 29, 2011	May 30, 2010

Receivables, net	$6.6	$6.2
Prepaid expenses and other current assets	6.6	5.5

Total current assets	13.2	11.7
Other assets	16.5	17.0

Total assets	$29.7	$28.7

Other current liabilities	$(47.8)	$(50.3)
Unearned revenues	6.6	5.5

Total current liabilities	(41.2)	(44.8)
Other Liabilities	70.9	73.5

Total liabilities	$29.7	$28.7

Fiscal Year

We operate on a 52/53 week fiscal year, which ends on the last Sunday in May. Fiscal 2011 and 2010 consisted of 52 weeks of operation, while fiscal 2009 consisted of 53 weeks of operation.

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

Cash Equivalents

Cash equivalents include highly liquid investments such as U.S. treasury bills, taxable municipal bonds and money market funds that have an original maturity of three months or less. Amounts receivable from credit card companies are also considered cash equivalents because they are both short term and highly liquid in nature and are typically converted to cash within three days of the sales transaction.

Receivables, Net

Receivables, net of the allowance for doubtful accounts, represent their estimated net realizable value. Provisions for doubtful accounts are recorded based on historical collection experience and the age of the receivables. Receivables are written off when they are deemed uncollectible. See Note 3 – Receivables, Net for additional information.

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

Land, Buildings and Equipment, Net

Land, buildings and equipment are recorded at cost less accumulated depreciation. Building components are depreciated over estimated useful lives ranging from 7 to 40 years using the straight-line method. Leasehold improvements, which are reflected on our consolidated balance sheets as a component of buildings in land, buildings and equipment, net, are amortized over the lesser of the expected lease term, including cancelable option periods, or the estimated useful lives of the related assets using the straight-line method. Equipment is depreciated over estimated useful lives ranging from 2 to 10 years also using the straight-line method. See Note 5 – Land, Buildings and Equipment, Net for additional information. Gains and losses on the disposal of land, buildings and equipment are included in selling, general and administrative expenses in our accompanying consolidated statements of earnings. Depreciation and amortization expense from continuing operations associated with buildings and equipment and losses on disposal of land, buildings and equipment were as follows:

(in millions)	Fiscal Year

	2011	2010	2009

Depreciation and amortization on buildings and equipment	$308.7	$293.2	$273.2
Losses on disposal of land, buildings and equipment	6.9	0.3	1.1

Capitalized Software Costs and Other Definite-Lived Intangibles

Capitalized software, which is a component of other assets, is recorded at cost less accumulated amortization. Capitalized software is amortized using the straight-line method over estimated useful lives ranging from 3 to 10 years. The cost of capitalized software and related accumulated amortization was as follows:

(in millions)	May 29, 2011	May 30, 2010

Capitalized software	$ 79.9	$ 72.9
Accumulated amortization	(56.1)	(49.3)

Capitalized software, net of accumulated amortization	$ 23.8	$ 23.6

We have other definite-lived intangible assets, including assets related to the value of below-market leases, which were acquired as part of the RARE Hospitality International, Inc. (RARE) acquisition and are included as a component of other assets on our consolidated balance sheets. We also have definite-lived intangible liabilities related to the value of above-market leases, which were acquired as part of the RARE acquisition and are included in other liabilities on our consolidated balance sheets. Definite-lived intangibles are amortized on a straight-line basis over estimated useful lives of 1 to 20 years. The cost and related accumulated amortization was as follows:

(in millions)	May 29, 2011	May 30, 2010

Other definite-lived intangibles	$ 11.1	$ 10.6
Accumulated amortization	(5.6)	(5.1)

Other definite-lived intangible assets, net of accumulated amortization	$ 5.5	$ 5.5

(in millions)	May 29, 2011	May 30, 2010

Below-market leases	$ 25.3	$ 25.3
Accumulated amortization	(8.6)	(6.4)

Below market-leases, net of accumulated amortization	$ 16.7	$ 18.9

(in millions)	May 29, 2011	May 30, 2010

Above-market leases	$ (8.4)	$ (8.4)
Accumulated amortization	1.8	1.3

Above-market leases, net of accumulated amortization	$ (6.6)	$ (7.1)

Amortization expense associated with capitalized software and other definite lived intangibles included in depreciation and amortization in our accompanying consolidated statements of earnings was as follows.

(in millions)	Fiscal Year

	2011	2010	2009

Amortization expense - capitalized software	$ 7.7	$ 7.3	$ 8.4
Amortization expense - other definite-lived intangibles	0.4	0.4	1.5

Amortization expense associated with above- and below-market leases included in restaurant expenses as a component of rent expense on our consolidated statements of earnings was as follows:

(in millions)	Fiscal Year

	2011	2010	2009

Restaurant expense - below-market leases	$ 2.2	$ 2.6	$ 2.3
Restaurant expense - above-market leases	(0.5)	(0.5)	(0.5)

Amortization of capitalized software and other definite-lived intangible assets will be approximately $10.4 million annually for fiscal 2012 through 2016.

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

Liquor Licenses

The costs of obtaining non-transferable liquor licenses that are directly issued by local government agencies for nominal fees are expensed as incurred. The costs of purchasing transferable liquor licenses through open markets in jurisdictions with a limited number of authorized liquor licenses are capitalized as indefinite-lived intangible assets and included in other assets. Liquor licenses are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Annual liquor license renewal fees are expensed over the renewal term.

Goodwill and Trademarks

We review our goodwill and trademarks for impairment annually, as of the first day of our fourth fiscal quarter or more frequently if indicators of impairment exist. Goodwill and trademarks are not subject to amortization and have been assigned to reporting units for purposes of impairment testing. The reporting units are our restaurant brands. Our goodwill and trademark balances are allocated as follows:

(in millions)	May 29, 2011	May 30, 2010

Goodwill:
The Capital Grille	$ 402.1	$ 402.2
LongHorn Steakhouse	49.8	49.9
Olive Garden (1)	30.2	30.2
Red Lobster (1)	35.0	35.0

Total Goodwill	$ 517.1	$ 517.3

Trademarks:
The Capital Grille	$ 147.0	$ 147.0
LongHorn Steakhouse	307.0	307.0

Total Trademarks	$ 454.0	$ 454.0

(1)	Goodwill related to Olive Garden and Red Lobster is associated with the RARE acquisition and the direct benefits derived by Olive Garden and Red Lobster as a result of the RARE acquisition.

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

Consistent with our accounting policy for goodwill and trademarks we performed our annual impairment test of our goodwill and trademarks as of the first day of our fiscal 2011 fourth quarter. As of the beginning of our fiscal fourth quarter, we had six reporting units; Red Lobster, Olive Garden, LongHorn Steakhouse, The Capital Grille, Bahama Breeze and Seasons 52. Two of these reporting units, LongHorn Steakhouse and The Capital Grille, have a significant amount of goodwill. As part of our process for performing the step one impairment test of goodwill, we estimated the fair value of our reporting units utilizing the income and market approaches described above to derive an enterprise value of the Company. We reconciled the enterprise value to our overall estimated market capitalization. The estimated market capitalization considers recent trends in our market capitalization and an expected control premium, based on comparable recent and historical transactions. Based on the results of the step one impairment test, no impairment of goodwill was indicated.

The fair value of trademarks are estimated and compared to the carrying value. We estimate the fair value of trademarks using the relief-from-royalty method, which requires assumptions related to projected sales from our annual long-range plan; assumed royalty rates that could be payable if we did not own the trademarks; and a discount rate. We recognize an impairment loss when the estimated fair value of the trademarks is less than its carrying value. We completed our impairment test and concluded as of the date of the test, there was no impairment of the trademarks for LongHorn Steakhouse and The Capital Grille.

We determined that there was no goodwill or trademark impairment as of the first day of our fourth fiscal quarter and no additional indicators of impairment were identified through the end of our fourth fiscal quarter that would require us to test further for impairment. However, declines in our market capitalization (reflected in our stock price) as well as in the market capitalization of others in the restaurant industry, declines in sales at our restaurants, and significant adverse changes in the operating environment for the restaurant industry may result in future impairment.

Changes in circumstances, existing at the measurement date or at other times in the future, or in the numerous estimates associated with management’s judgments and assumptions made in assessing the fair value of our goodwill, could result in an impairment loss of a portion or all of our goodwill or trademarks. If we recorded an impairment loss, our financial position and results of operations would be adversely affected and our leverage ratio for purposes of our credit agreement would increase. A leverage ratio exceeding the maximum permitted under our credit agreement would be a default under our credit agreement. At May 29, 2011, a write down of our entire goodwill and trademarks balances would not have caused our leverage ratio to exceed the permitted maximum. As our leverage ratio is determined on a quarterly basis and due to the seasonal nature of our business, a lesser amount of impairment in future quarters could cause our leverage ratio to exceed the permitted maximum.

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

We account for exit or disposal activities, including restaurant closures, in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 420, Exit or Disposal Cost Obligations. Such costs include the cost of disposing of the assets as well as other facility-related expenses from previously closed restaurants. These costs are generally expensed as incurred. Additionally, at the date we cease using a property under an operating lease, we record a liability for the net present value of any remaining lease obligations, net of estimated sublease income. Any subsequent adjustments to that liability as a result of lease termination or changes in estimates of sublease income are recorded in the period incurred. Upon disposal of the assets, primarily land, associated with a closed restaurant, any gain or loss is recorded in the same caption within our consolidated statements of earnings as the original impairment.

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

Income Taxes

We provide for federal and state income taxes currently payable as well as for those deferred because of temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Federal income tax credits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. Interest recognized on reserves for uncertain tax positions is included in interest, net in our consolidated statements of earnings. A corresponding liability for accrued interest is included as a component of other current liabilities in our consolidated balance sheets. Penalties, when incurred, are recognized in selling, general and administrative expenses.

ASC Topic 740, Income Taxes, requires that a position taken or expected to be taken in a tax return be recognized (or derecognized) in the financial statements when it is more likely than not (i.e., a likelihood of more than 50 percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. See Note 16 - Income Taxes for additional information.

Income tax benefits credited to equity relate to tax benefits associated with amounts that are deductible for income tax purposes but do not affect earnings. These benefits are principally generated from employee exercises of non-qualified stock options and vesting of employee restricted stock awards.

Derivative Instruments and Hedging Activities

We enter into derivative instruments for risk management purposes only, including derivatives designated as hedging instruments as required by FASB ASC Topic 815, Derivatives and Hedging, and those utilized as economic hedges. We use financial and commodities derivatives to manage interest rate, compensation, commodities pricing and foreign currency exchange rate risks inherent in our business operations. Our use of derivative instruments is currently limited to interest rate hedges; equity forwards contracts; commodities futures and options contracts and foreign currency forward contracts. These instruments are generally structured as hedges of the variability of cash flows related to forecasted transactions (cash flow hedges). However, we do at times enter into instruments designated as fair value hedges to reduce our exposure to changes in fair value of the related hedged item. We do not enter into derivative instruments for trading or speculative purposes, where changes in the cash flows or fair value of the derivative are not expected to offset changes in cash flows or fair value of the hedged item. However, we have entered into equity forwards to economically hedge changes in the fair value of employee investments in our non-qualified deferred compensation plan and certain commodity futures contracts to economically hedge changes in the value of certain inventory purchases, for which we have not applied hedge accounting. All derivatives are recognized on the balance sheet at fair value. For those derivative instruments for which we intend to elect hedge accounting, on the date the derivative contract is entered into, we document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking the various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific assets and liabilities on the consolidated balance sheet or to specific forecasted transactions. We also formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

To the extent our derivatives are effective in offsetting the variability of the hedged cash flows, and otherwise meet the cash flow hedge accounting criteria required by Topic 815 of the FASB ASC, changes in the derivatives’ fair value are not included in current earnings but are included in accumulated other comprehensive income (loss), net of tax. These changes in fair value will be reclassified into earnings at the time of the forecasted transaction. Ineffectiveness measured in the hedging relationship is recorded currently in earnings in the period in which it occurs. To the extent our derivatives are effective in mitigating changes in fair value, and otherwise meet the fair value hedge accounting criteria required by Topic 815 of the FASB ASC, gains and losses in the derivatives’ fair value are included in current earnings, as are the gains and losses of the related hedged item. To the extent the hedge accounting criteria are not met, the derivative contracts are utilized as economic hedges and changes in the fair value of such contracts are recorded currently in earnings in the period in which they occur. Cash flows related to derivatives are included in operating activities. See Note 10 – Derivative Instruments and Hedging Activities for additional information.

Leases

For operating leases, we recognize rent expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise the options would result in an economic penalty to the Company.

Differences between amounts paid and amounts expensed are recorded as deferred rent. Capital leases are recorded as an asset and an obligation at an amount equal to the present value of the minimum lease payments during the lease term. Within the provisions of certain of our leases, there are rent holidays and escalations in payments over the base lease term, as well as renewal periods. The effects of the holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes cancelable option periods where failure to exercise such options would result in an economic penalty to the Company. The lease term commences on the date when we have the right to control the use of the leased property, which is typically before rent payments are due under the terms of the lease. Many of our leases have renewal periods totaling 5 to 20 years, exercisable at our option and require payment of property taxes, insurance and maintenance costs in addition to the rent payments. The consolidated financial statements reflect the same lease term for amortizing leasehold improvements as we use to determine capital versus operating lease classifications and in calculating straight-line rent expense for each restaurant. Percentage rent expense is generally based on sales levels and is accrued at the point in time we determine that it is probable that such sales levels will be achieved. Amortization expense related to capital leases is included in depreciation and amortization expense on our consolidated statements of earnings.

Pre-Opening Expenses

Non-capital expenditures associated with opening new restaurants are expensed as incurred.

Advertising

Production costs of commercials are charged to operations in the fiscal period the advertising is first aired. The costs of programming and other advertising, promotion and marketing programs are charged to operations in the fiscal period incurred. Advertising expense related to continuing operations, included in selling, general and administrative expenses was as follows:

(in millions)	Fiscal Year
	2011	2010	2009

Advertising expense	$340.2	$311.9	$308.3

Stock-Based Compensation

We recognize the cost of employee service received in exchange for awards of equity instruments based on the grant date fair value of those awards. We utilize the Black-Scholes option pricing model to estimate the fair value of awards. We recognize compensation expense on a straight-line basis over the remaining employee service period for awards granted. The dividend yield has been estimated based upon our historical results and expectations for changes in dividend rates. The expected volatility was determined using historical stock prices. The risk-free interest rate was the rate available on zero coupon U.S. government obligations with a term approximating the expected life of each grant. The expected life was estimated based on the exercise history of previous grants, taking into consideration the remaining contractual period for outstanding awards. The weighted-average fair value of non-qualified stock options and the related assumptions used in the Black-Scholes model to record stock-based compensation are as follows:

	Stock Options Granted in Fiscal Year
	2011	2010	2009
Weighted-average fair value	$12.88	$10.74	$10.52
Dividend yield	3.0%	2.8%	2.1%
Expected volatility of stock	39.1%	40.6%	34.4%
Risk-free interest rate	2.21%	2.96%	3.46%
Expected option life	6.7 years	6.6 years	6.4 years

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

The following table presents the computation of basic and diluted net earnings per common share:

(in millions, except per share data)	Fiscal Year
	2011	2010	2009
Earnings from continuing operations	$478.7	$407.0	$371.8
(Loss) earnings from discontinued operations	(2.4)	(2.5)	0.4

Net earnings	$476.3	$404.5	$372.2

Average common shares outstanding – Basic	136.8	139.3	137.4
Effect of dilutive stock-based compensation	3.5	3.1	3.0

Average common shares outstanding – Diluted	140.3	142.4	140.4

Basic net earnings per share:
Earnings from continuing operations	$ 3.50	$2.92	$2.71
(Loss) earnings from discontinued operations	(0.02)	(0.02)	—

Net earnings	$ 3.48	$2.90	$2.71

Diluted net earnings per share:
Earnings from continuing operations	$ 3.41	$2.86	$2.65
(Loss) earnings from discontinued operations	(0.02)	(0.02)	—

Net earnings	$ 3.39	$2.84	$2.65

Restricted stock and options to purchase shares of our common stock excluded from the calculation of diluted net earnings per share because the effect would have been anti-dilutive, are as follows:

(in millions)	Fiscal Year Ended
	May 29, 2011	May 30, 2010	May 31, 2009

Anti-dilutive restricted stock and options	1.2	3.3	8.2

Comprehensive Income

Comprehensive income includes net earnings and other comprehensive income (loss) items that are excluded from net earnings under U.S. generally accepted accounting principles. Other comprehensive income (loss) items include foreign currency translation adjustments, the effective unrealized portion of changes in the fair value of cash flow hedges, unrealized gains and losses on our marketable securities classified as held for sale and recognition of the funded status and amortization of unrecognized net actuarial gains and losses related to our pension and other postretirement plans. See Note 13 - Stockholders’ Equity for additional information.

Foreign Currency

The Canadian dollar is the functional currency for our Canadian restaurant operations. Assets and liabilities denominated in Canadian dollars are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. Translation gains and losses are reported as a separate component of accumulated other comprehensive income (loss) in stockholders’ equity. Aggregate cumulative translation losses were $0.4 million and $2.2 million at May 29, 2011 and May 30, 2010, respectively. Gains and losses from foreign currency transactions were not significant for fiscal 2011, 2010 or 2009.

Segment Reporting

As of May 29, 2011, we operated the Red Lobster, Olive Garden, LongHorn Steakhouse, The Capital Grille, Bahama Breeze and Seasons 52 restaurant brands in North America as operating segments. The brands operate principally in the U.S. within the full-service dining industry, providing similar products to similar customers. The brands also possess similar economic characteristics, resulting in similar long-term expected financial performance characteristics. Sales from external customers are derived principally from food and beverage sales. We do not rely on any major customers as a source of sales. We believe we meet the criteria for aggregating our operating segments into a single reporting segment.

Application of New Accounting Standards

In January 2010, the FASB issued Accounting Standards Update (ASU) 2010-06, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements, which required additional disclosure of significant transfers in and out of instruments categorized as Level 1 and 2 in the Fair Value hierarchy. This update also clarified existing disclosure requirements by defining the level of disaggregation of instruments into classes as well as additional disclosure around the valuation techniques and inputs used to measure fair value. Additionally, for instruments categorized as Level 3 in the Fair Value hierarchy, the guidance required a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities. This update became effective for us in the fourth quarter of fiscal 2010 except for the disclosure on the roll forward of activities for Level 3 fair value measurements, which will become effective for us in the first quarter of fiscal 2012. Other than requiring additional disclosures, adoption of this new guidance will not have a significant impact on our consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. Many of the amendments in this update change the wording used in the existing guidance to better align U.S. generally accepted accounting principles with International Financial Reporting Standards and to clarify the FASB’s intent on various aspects of the fair value guidance. This update also requires increased disclosure of quantitative information about unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy. This update is effective for us in our first quarter of fiscal 2013 and should be applied prospectively. Other than requiring additional disclosures, adoption of this new guidance will not have a significant impact on our consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220), Presentation of Comprehensive Income, which requires companies to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of equity. This update is effective for us in our first quarter of fiscal 2013 and should be applied retrospectively. We do not believe adoption of this new guidance will have a significant impact on our consolidated financial statements.

NOTE 2 – DISCONTINUED OPERATIONS

For fiscal 2011, 2010 and 2009, all gains and losses on disposition, impairment charges and disposal costs related to the closure and disposition of Smokey Bones and Rocky River Grillhouse restaurants and closure of nine Bahama Breeze restaurants in fiscal 2007 and 2008 have been aggregated to a single caption entitled (losses) earnings from discontinued operations, net of tax (benefit) expense in our consolidated statements of earnings and are comprised of the following:

(in millions)	Fiscal Year
	2011	2010	2009

Sales	$—	$—	$—
(Losses) earnings before income taxes	(3.9)	(4.0)	0.6
Income tax benefit (expense)	1.5	1.5	(0.2)
Net (losses) earnings from discontinued operations	$(2.4)	$(2.5)	$0.4

As of May 29, 2011 and May 30, 2010, we had $7.8 million and $11.0 million, respectively, of assets associated with the closed restaurants reported as discontinued operations, which are included in land, buildings and equipment, net on the accompanying consolidated balance sheets.

NOTE 3 - RECEIVABLES, NET

Receivables, net are primarily comprised of amounts owed to us from the sale of gift cards in national retail outlets and receivables from national storage and distribution companies with which we contract to provide services that are billed to us on a per-case basis. In connection with these services, certain of our inventory items are conveyed to these storage and distribution companies to transfer ownership and risk of loss prior to delivery of the inventory to our restaurants. We reacquire these items when the inventory is subsequently delivered to our restaurants. These transactions do not impact the consolidated statements of earnings. Receivables from the sale of gift cards in national retail outlets, national storage and distribution companies and our overall allowance for doubtful accounts are as follows:

(in millions)	May 29, 2011	May 30, 2010
Retail outlet gift card sales	$ 25.0	$ 26.3
Storage and distribution	17.4	16.4
Allowance for doubtful accounts	(0.3)	(3.6)

NOTE 4 –ASSET IMPAIRMENT, NET

During fiscal 2011, we recognized long-lived asset impairment charges of $4.7 million ($2.9 million net of tax), primarily related to the permanent closure of two Red Lobsters, the write-down of another Red Lobster based on an evaluation of expected cash flows, and the write-down of assets held for disposition based on updated valuations. During fiscal 2010 we recognized long-lived asset impairment charges of $6.2 million ($3.8 million net of tax), primarily related to the write-down of assets held for disposition based on updated valuations, the permanent closure of three Red Lobsters and three LongHorn Steakhouses and the write-down of two LongHorn Steakhouses and one Olive Garden based on an evaluation of expected cash flows. During fiscal 2009 we recognized long-lived asset impairment charges of $12.0 million ($7.4 million net of tax), primarily related to the write-down of assets held for disposition, the permanent closure of one LongHorn Steakhouse and the write-down of another LongHorn Steakhouse based on an evaluation of expected cash flows. These costs are included in asset impairment, net as a component of earnings from continuing operations in the accompanying consolidated statements of earnings for fiscal 2011, 2010 and 2009. Impairment charges were measured based on the amount by which the carrying amount of these assets exceeded their fair value. Fair value is generally determined based on appraisals or sales prices of comparable assets and estimates of future cash flows.

The results of operations for all Red Lobster, Olive Garden and LongHorn Steakhouse restaurants permanently closed in fiscal 2011, 2010 and 2009 that would otherwise have met the criteria for discontinued operations reporting are not material to our consolidated financial position, results of operations or cash flows and, therefore, have not been presented as discontinued operations.

NOTE 5 - LAND, BUILDINGS AND EQUIPMENT, NET

The components of land, buildings and equipment, net, are as follows:

(in millions)	May 29, 2011	May 30, 2010
Land	$ 799.6	$ 775.2
Buildings	3,633.1	3,371.6
Equipment	1,511.3	1,385.5
Assets under capital leases	67.7	68.6
Construction in progress	155.7	135.6
Total land, buildings and equipment	6,167.4	5,736.5
Less accumulated depreciation and amortization	(2,533.0)	(2,323.3)
Less amortization associated with assets under capital leases	(12.4)	(9.5)
Land, buildings and equipment, net	$ 3,622.0	$ 3,403.7

NOTE 6 - OTHER ASSETS

The components of other assets are as follows:

(in millions)	May 29, 2011	May 30, 2010
Trust-owned life insurance	$ 67.5	$ 52.8
Capitalized software costs, net	23.8	23.6
Liquor licenses	43.7	42.3
Acquired below-market leases, net	16.7	18.9
Loan costs, net	12.2	14.3
Marketable securities	18.4	31.7
Miscellaneous	27.4	27.3
Total other assets	$209.7	$210.9

NOTE 7 – SHORT-TERM DEBT

As of May 29, 2011, amounts outstanding as short-term debt, which consist of unsecured commercial paper borrowings, bearing an interest rate of 0.30 percent, were $185.5 million. No such amounts were outstanding as of May 30, 2010.

NOTE 8 - OTHER CURRENT LIABILITIES

The components of other current liabilities are as follows:

(in millions)	May 29, 2011	May 30, 2010
Non-qualified deferred compensation plan	$200.1	$158.1
Sales and other taxes	61.5	51.5
Insurance-related	33.6	30.4
Employee benefits	33.8	32.9
Derivative liabilities	23.2	12.1
Accrued interest	14.0	17.7
Miscellaneous	43.1	38.2
Total other current liabilities	$409.3	$340.9

NOTE 9 - LONG-TERM DEBT

The components of long-term debt are as follows:

(in millions)	May 29, 2011	May 30, 2010
4.875% senior notes due August 2010	$ —	$ 150.0
7.450% medium-term notes due April 2011	—	75.0
5.625% senior notes due October 2012	350.0	350.0
7.125% debentures due February 2016	100.0	100.0
6.200% senior notes due October 2017	500.0	500.0
6.000% senior notes due August 2035	150.0	150.0
6.800% senior notes due October 2037	300.0	300.0
ESOP loan with variable rate of interest (0.55% at May 29, 2011) due December 2018	8.0	9.8
Total long-term debt	1,408.0	1,634.8
Fair value hedge	3.7	3.8
Less issuance discount	(4.4)	(4.9)
Total long-term debt less issuance discount	1,407.3	1,633.7
Less current portion	—	(225.0)
Long-term debt, excluding current portion	$1,407.3	$1,408.7

We maintain a $750.0 million revolving credit facility under a Credit Agreement (Revolving Credit Agreement) dated September 20, 2007 with Bank of America, N.A. (BOA), as administrative agent, and the lenders (Revolving Credit Lenders) and other agents party thereto. The Revolving Credit Agreement is a senior unsecured debt obligation of the Company and contains customary representations, affirmative and negative covenants (including limitations on liens and subsidiary debt, and a maximum consolidated lease adjusted total debt to total capitalization ratio of 0.75 to 1.00) and events of default usual for credit facilities of this type. As of May 29, 2011, we were in compliance with all covenants under the Revolving Credit Agreement.

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

Loans under the Revolving Credit Agreement bear interest at a rate of LIBOR plus a margin determined by reference to a ratings-based pricing grid, or the base rate (which is defined as the higher of the BOA prime rate and the Federal Funds rate plus 0.500 percent). Assuming a “BBB” equivalent credit rating level, the applicable margin under the Revolving Credit Agreement will be 0.350 percent. We may also request that loans under the Revolving Credit Agreement be made at interest rates offered by one or more of the Revolving Credit Lenders, which may vary from the LIBOR or base rate, for up to $100.0 million of borrowings. The Revolving Credit Agreement requires that we pay a facility fee on the total amount of the facility (ranging from 0.070 percent to 0.175 percent, based on our credit ratings) and, in the event that the outstanding amounts under the Revolving Credit Agreement exceeds 50 percent of the aggregate commitments under the Revolving Credit Agreement, a utilization fee on the total amount outstanding under the facility (ranging from 0.050 percent to 0.150 percent, based on our credit ratings). As of May 29, 2011, we had no outstanding balances under the Revolving Credit Agreement. As of May 29, 2011, $185.5 million of commercial paper and $68.2 million of letters of credit were outstanding, which are backed by this facility. After consideration of borrowings currently outstanding and commercial paper and letters of credit backed by the Revolving Credit Agreement, as of May 29, 2011, we had $496.3 million of credit available under the Revolving Credit Agreement.

The interest rates on our $350.0 million of unsecured 5.625 percent senior notes due October 2012, $500.0 million of unsecured 6.200 percent senior notes due October 2017 and $300.0 million of unsecured 6.800 percent senior notes due October 2037 (collectively, the New Senior Notes) is subject to adjustment from time to time if the debt rating assigned to the series of the New Senior Notes is downgraded below a certain rating level (or subsequently upgraded). The maximum adjustment is 2.000 percent above the initial interest rate and the interest rate cannot be reduced below the initial interest rate. As of May 29, 2011, no adjustments to these interest rates had been made. We may redeem any series of the New Senior Notes at any time in whole or from time to time in part, at the principal amount plus a make-whole premium. If we experience a change of control triggering event, we may be required to purchase the New Senior Notes from the holders.

All of our long-term debt currently outstanding is expected to be repaid entirely at maturity with interest being paid semi-annually over the life of the debt. The aggregate maturities of long-term debt for each of the five fiscal years subsequent to May 29, 2011, and thereafter are as follows:

Fiscal Year	Amount
2012	$—
2013	350.0
2014	—
2015	—
2016	100.0
Thereafter	958.0
Long-term debt	$1,408.0

NOTE 10 – DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We use financial and commodities derivatives to manage interest rate, equity-based compensation and commodities pricing and foreign currency exchange rate risks inherent in our business operations. By using these instruments, we expose ourselves, from time to time, to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. We minimize this credit risk by entering into transactions with high quality counterparties. We currently do not have any provisions in our agreements with counterparties that would require either party to hold or post collateral in the event that the market value of the related derivative instrument exceeds a certain limit. As such, the maximum amount of loss due to counterparty credit risk we would incur at May 29, 2011, if counterparties to the derivative instruments failed completely to perform, would approximate the values of derivative instruments currently recognized as assets in our consolidated balance sheet. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, commodity prices, or the market price of our common stock. We minimize this market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The notional values of our derivative contracts designated as hedging instruments and derivative contracts not designated as hedging instruments are as follows:

(in millions)	May 29, 2011	May 30, 2010
Derivative contracts designated as hedging instruments:
Natural gas	$ 3.8	$ 3.2
Foreign currency	20.7	18.9
Interest rate locks	150.0	150.0
Interest rate swaps	350.0	375.0
Equity forwards	18.0	12.6

Derivative contracts not designated as hedging instruments:
Natural gas	$ 7.7	$ 0.6
Other commodities	12.7	4.2
Equity forwards	24.0	12.8

We periodically enter into natural gas futures, swaps and option contracts (collectively “natural gas contracts”) to reduce the risk of variability in cash flows associated with fluctuations in the price of natural gas during the fiscal year. For a certain portion of our natural gas purchases, changes in the price we pay for natural gas is highly correlated with changes in the market price of natural gas. For these natural gas purchases, we designate natural gas contracts as cash flow hedging instruments. For the remaining portion of our natural gas purchases, changes in the price we pay for natural gas are not highly correlated with changes in the market price of natural gas, generally due to the timing of when changes in the market prices are reflected in the price we pay. For these natural gas purchases, we utilize natural gas contracts as economic hedges. Our natural gas contracts currently extend through September 2012.

We periodically enter into other commodity futures and swaps (typically for soybean oil, milk, diesel fuel and butter) to reduce the risk of fluctuations in the price we pay for these commodities, which are either used directly in our restaurants (i.e., class III milk contracts for cheese and soybean oil for salad dressing) or are components of the cost we pay for items used in our restaurants (i.e., diesel fuel contracts to mitigate risk related to diesel fuel surcharges charged by our distributors). Our other commodity futures and swap contracts currently extend through October 2012.

We periodically enter into foreign currency forward contracts to reduce the risk of fluctuations in exchange rates specifically related to forecasted transactions or payments made in a foreign currency either for commodities and items used directly in our restaurants or for forecasted payments of services. Our foreign currency forward contracts currently extend through June 2012.

At various times during fiscal 2008 and 2009, we entered into treasury-lock derivative instruments with $150.0 million of notional value to hedge a portion of the risk of changes in the benchmark interest rate associated with the expected issuance of long-term debt in fiscal 2012, as changes in the benchmark interest rate will cause variability in our forecasted interest payments. Subsequent to our fiscal 2011 year end, we entered into an additional $50.0 million of treasury-lock instruments. These derivative instruments are designated as cash flow hedges.

During the quarter ended August 29, 2010, we entered into forward-starting interest rate swap agreements with $200.0 million of notional value to hedge a portion of the risk of changes in the benchmark interest rate associated with the expected issuance of long-term debt to refinance our $350.0 million 5.625 percent senior notes due October 2012, as changes in the benchmark interest rate will cause variability in our forecasted interest payments. These derivative instruments are designated as cash flow hedges.

During fiscal 2010, we entered into interest rate swap agreements with $375.0 million of notional value to limit the risk of changes in fair value of our $150.0 million 4.875 percent notes due August 2010, $75.0 million 7.450 percent notes due April 2011, and a portion of the $350 million 5.625 percent notes due October 2012 attributable to changes in the benchmark interest rate, between fiscal 2010 and maturity of the related debt. Concurrent with the maturity of the $150.0 million notes due August 2010 and $75.0 million notes due April 2011, interest rate swap agreements with a notional value of $150.0 million and $75.0 million, respectively, expired during fiscal 2011. Accordingly, as of May 29, 2011, the remaining notional value of these swap agreements was $150.0 million. The swap agreements effectively swap the fixed rate obligations for floating rate obligations, thereby mitigating changes in fair value of the related debt prior to maturity. The swap agreements were designated as fair value hedges of the related debt and met the requirements to be accounted for under the short-cut method, resulting in no ineffectiveness in the hedging relationship. During the fiscal years ended May 29, 2011 and May 30, 2010, $3.6 million and $3.4 million, respectively, was recorded as a reduction to interest expense related to the net swap settlements.

We enter into equity forward contracts to hedge the risk of changes in future cash flows associated with the unvested, unrecognized Darden stock units. The equity forward contracts will be settled at the end of the vesting periods of their underlying Darden stock units, which range between four and five years. The contracts were initially designated as cash flow hedges to the extent the Darden stock units are unvested and, therefore, unrecognized as a liability in our financial statements. As of May 29, 2011, we were party to equity forward contracts that were indexed to 0.9 million shares of our common stock, at varying forward rates between $27.57 per share and $42.08 per share, extending through August 2015. The forward contracts can only be net settled in cash. As the Darden stock units vest, we will de-designate that portion of the equity forward contract that no longer qualifies for hedge accounting and changes in fair value associated with that portion of the equity forward contract will be recognized in current earnings. We periodically incur interest on the notional value of the contracts and receive dividends on the underlying shares. These amounts are recognized currently in earnings as they are incurred.

We entered into equity forward contracts to hedge the risk of changes in future cash flows associated with recognized, cash-settled performance stock units and employee-directed investments in Darden stock within the non-qualified deferred compensation plan. The equity forward contracts are indexed to 0.2 million shares of our common stock at forward rates between $23.41 and $50.19 per share, can only be net settled in cash and expire between fiscal 2012 and 2016. We did not elect hedge accounting with the expectation that changes in the fair value of the equity forward contracts would offset changes in the fair value of the performance stock units and Darden stock investments in the non-qualified deferred compensation plan within selling, general and administrative expenses in our consolidated statements of earnings.

The fair value of our derivative contracts designated as hedging instruments and derivative contracts that are not designated as hedging instruments are as follows:

(in millions)	Balance Sheet Location	Derivative Assets		Derivative Liabilities
		May 29, 2011	May 30, 2010	May 29, 2011	May 30, 2010
Derivative contracts designated as hedging instruments

Commodity contracts	(1)	$ 0.1	$ —	$ —	$ (0.6)
Equity forwards	(1)	0.4	—	—	(0.4)
Interest rate related	(1)	3.6	3.4	(23.2)	(10.5)
Foreign currency forwards	(1)	0.6	1.1	—	—
		$ 4.7	$ 4.5	$ (23.2)	$ (11.5)
Derivative contracts not designated as hedging instruments

Commodity contracts	(1)	$ 0.6	$ —	$ —	$ —
Equity forwards	(1)	0.5	—	—	(0.6)
		$ 1.1	$ —	$ —	$ (0.6)
Total derivative contracts		$ 5.8	$ 4.5	$ (23.2)	$ (12.1)

(1)	Derivative assets and liabilities are included in Receivables, net, Prepaid expenses and other current assets, and Other current liabilities, as applicable, on our consolidated balance sheets.

The effects of derivative instruments in cash flow hedging relationships on the consolidated statements of earnings are as follows:

(in millions)	Amount of Gain (Loss) Recognized in AOCI (effective portion)			Location of Gain (Loss) Reclassified from AOCI to Earnings	Amount of Gain (Loss) Reclassified from AOCI to Earnings (effective portion)			Location of Gain (Loss) Recognized in Earnings (ineffective portion)	(1) Amount of Gain (Loss) Recognized in Earnings (ineffective portion)
	Fiscal Year				Fiscal Year				Fiscal Year
	2011	2010	2009		2011	2010	2009		2011	2010	2009
Commodity	$(0.2)	$(2.1)	$(8.7)	(2)	$(0.9)	$(3.8)	$(6.1)	(2)	$—	$—	$—
Equity	2.6	3.9	1.2	(3)	—	—	—	(3)	0.2	0.3	—
Interest rate	(12.2)	(7.7)	(6.9)	Interest, net	0.7	0.5	(1.3)	Interest, net	(0.5)	—	—
Foreign currency	(0.1)	1.3	0.8	(4)	0.4	1.1	—	(4)	—	—	—
	$(9.9)	$(4.6)	$(13.6)		$0.2	$(2.2)	$(7.4)		$(0.3)	$0.3	$—

(1)

Generally, all of our derivative instruments designated as cash flow hedges have some level of ineffectiveness, which is recognized currently in earnings. However, as these amounts are generally nominal and our consolidated financial statements are presented “in millions,” these amounts may appear as zero in this tabular presentation.

(2)

Location of the gain (loss) reclassified from AOCI to earnings as well as the gain (loss) recognized in earnings for the ineffective portion of the hedge is food and beverage costs and restaurant expenses, which are components of cost of sales.

(3)

Location of the gain (loss) reclassified from AOCI to earnings as well as the gain (loss) recognized in earnings for the ineffective portion of the hedge is restaurant labor expenses, which is a component of cost of sales, and selling, general and administrative expenses.

(4)

Location of the gain (loss) reclassified from AOCI to earnings as well as the gain (loss) recognized in earnings for the ineffective portion of the hedge is food and beverage costs, which is a component of cost of sales, and selling, general and administrative expenses.

The effects of derivative instruments in fair value hedging relationships on the consolidated statements of earnings are as follows:

(in millions)	Amount of Gain (Loss) Recognized in Earnings on Derivatives			Location of Gain (Loss) Recognized in Earnings on Derivatives	Hedged Item in Fair Value Hedge Relationship	Amount of Gain (Loss) Recognized in Earnings on Related Hedged Item			Location of Gain (Loss) Recognized in Earnings on Related Hedged Item
	Fiscal Year					Fiscal Year
	2011	2010	2009			2011	2010	2009
Interest rate	$ 0.2	$ 3.4	$ —	Interest, net	Debt	$ (0.2)	$ (3.4)	$ —	Interest, net

The effects of derivatives not designated as hedging instruments on the consolidated statements of earnings are as follows:

(in millions)	Location of Gain (Loss) Recognized in Earnings	Amount of Gain (Loss) Recognized in Earnings
		Fiscal Year
		2011	2010	2009
Commodity contracts	Cost of sales (1)	$ 0.6	$ (0.2)	$ (5.0)
Equity forwards	Cost of sales (2)	3.3	2.2	2.1
Equity forwards	Selling, general and administrative	3.3	1.3	0.9
		$ 7.2	$ 3.3	$ (2.0)

(1)	Location of the gain (loss) recognized in earnings is food and beverage costs and restaurant expenses, which are components of cost of sales.

(2)	Location of the gain (loss) recognized in earnings is restaurant labor expenses, which is a component of cost of sales.

Based on the fair value of our derivative instruments designated as cash flow hedges as of May 29, 2011, we expect to reclassify $0.3 million of net gains on derivative instruments from accumulated other comprehensive income (loss) to earnings during the next twelve months based on the timing of our forecasted commodity purchases and maturity of equity forward and interest rate related instruments. However, the amounts ultimately realized in earnings will be dependent on the fair value of the contracts on the settlement dates.

NOTE 11 – FAIR VALUE MEASUREMENTS

The fair values of cash equivalents, receivables, net, accounts payable and short-term debt approximate their carrying amounts due to their short duration.

The following tables summarize the fair values of financial instruments measured at fair value on a recurring basis at May 29, 2011 and May 30, 2010:

Items Measured at Fair Value at May 29, 2011
(in millions)		Fair Value of assets (liabilities)	Quoted prices in active market for identical assets (liabilities) (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Fixed-income securities:
Corporate bonds	(1)	$ 16.6	$ —	$ 16.6	$ —
U.S. Treasury securities	(2)	10.6	10.6	—	—
Mortgage-backed securities	(1)	4.9	—	4.9	—
Derivatives:
Commodities futures, swaps & options	(3)	0.7	—	0.7	—
Equity forwards	(4)	0.9	—	0.9	—
Interest rate locks & swaps	(5)	(19.6)	—	(19.6)	—
Foreign currency forwards	(6)	0.6	—	0.6	—
Total		$ 14.7	$ 10.6	$ 4.1	$ —

Items Measured at Fair Value at May 30, 2010
(in millions)		Fair Value of assets (liabilities)	Quoted prices in active market for identical assets (liabilities) (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Fixed-income securities:
Corporate bonds	(1)	$ 15.8	$ —	$ 15.8	$ —
U.S. Treasury securities	(2)	10.1	10.1	—	—
Mortgage-backed securities	(1)	5.8	—	5.8	—
Derivatives:
Commodities futures, swaps & options	(3)	(0.7)	—	(0.7)	—
Equity forwards	(4)	(1.0)	—	(1.0)	—
Interest rate locks & swaps	(5)	(7.0)	—	(7.0)	—
Foreign currency forwards	(6)	1.1	—	1.1	—
Total		$ 24.1	$ 10.1	$ 14.0	$ —

(1)

The fair value of these securities is based on the closing market prices of the investments when applicable, or, alternatively, valuations utilizing market data and other observable inputs, inclusive of the risk of nonperformance.

(2)	The fair value of our U.S. Treasury securities is based on the closing market prices.
(3)	The fair value of our commodities futures, swaps and options is based on closing market prices of the contracts, inclusive of the risk of nonperformance.
(4)	The fair value of our equity forwards is based on the closing market value of Darden stock, inclusive of the risk of nonperformance.
(5)	The fair value of our interest rate lock and swap agreements is based on current and expected market interest rates, inclusive of the risk of nonperformance.
(6)	The fair value of our foreign currency forward contracts is based on the closing forward exchange market prices, inclusive of the risk of nonperformance.

The fair value of long-term debt is determined based on market prices or, if market prices are not available, the present value of the underlying cash flows discounted at our incremental borrowing rates. The carrying value and fair value of long-term debt, including the amounts included in current liabilities are as follows:

(in billions)	May 29, 2011	May 30, 2010

Carrying value of long-term debt	$ 1.41	$ 1.63
Fair value of long-term debt	$ 1.56	$ 1.71

The following table summarizes the fair values of non-financial assets measured at fair value on a non-recurring basis at May 29, 2011:

		Items Measured at Fair Value
(in millions)		Fair Value of assets	Quoted prices in active market for identical assets (liabilities) (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Long-lived assets held for disposal	(1)	$ 4.4	$ —	$ —	$ 4.4
Long-lived assets held and used	(2)	0.7	—	—	0.7
Total		$ 5.1	$ —	$ —	$ 5.1

(1)

In accordance with the provisions of ASC Topic 360, Property, Plant and Equipment, during fiscal 2011, long-lived assets held for disposal with a carrying amount of $7.0 million were written down to their fair value of $4.4 million, based on a review of comparable assets, resulting in an impairment charge of $2.6 million, of which $1.9 million was included in earnings from continuing operations and $0.7 million was included in (losses) earnings from discontinued operations.

(2)

In accordance with the provisions of ASC Topic 360, Property, Plant and Equipment, during fiscal 2011, long-lived assets held and used with a carrying amount of $2.8 million were written down to their fair value of $0.7 million, based on a review of comparable assets, resulting in an impairment charge of $2.1 million, which was included in earnings from continuing operations.

The following table summarizes the fair values of non-financial assets measured at fair value on a non-recurring basis at May 30, 2010:

		Items Measured at Fair Value
(in millions)		Fair Value of assets	Quoted prices in active market for identical assets (liabilities) (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Long-lived assets held for disposal	(1)	$ 13.3	$ —	$ —	$ 13.3
Long-lived assets held and used	(2)	1.6	—	—	1.6
Total		$ 14.9	$ —	$ —	$ 14.9

(1)

In accordance with the provisions of ASC Topic 360, long-lived assets held for disposal with a carrying amount of $17.6 million were written down to their fair value of $13.3 million, resulting in an impairment charge of $4.3 million, of which $3.2 million was included in earnings from continuing operations and $1.1 million was included in (losses) earnings from discontinued operations.

(2)

In accordance with the provisions of ASC Topic 360, long-lived assets held and used with a carrying amount of $2.9 million were written down to their fair value of $1.6 million, resulting in an impairment charge of $1.3 million, which was included in earnings from continuing operations.

NOTE 12 - FINANCIAL INSTRUMENTS

Marketable securities are carried at fair value and consist of available-for-sale securities related to insurance funding requirements for our workers compensation and general liability claims. The following table summarizes cost and market value for our securities that qualify as available-for-sale as of May 29, 2011:

(in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Available-for-sale securities	$ 31.4	$ 0.7	$ —	$ 32.1

Earnings include insignificant realized gains and loss from sales of available-for-sale securities. At May 29, 2011, the scheduled maturities of our available-for-sale securities are as follows:

(in millions)	Cost	Market Value
Less than 1 year	$ 13.5	$ 13.7
1 to 3 years	13.5	13.9
3 to 5 years	4.4	4.5
Total	$ 31.4	$ 32.1

NOTE 13 - STOCKHOLDERS’ EQUITY

Treasury Stock

Repurchased common stock is reflected as a reduction of stockholders’ equity. On December 17, 2010, our Board of Directors authorized an additional share repurchase authorization totaling 25.0 million shares in addition to the previous authorization of 162.4 million shares. Share repurchase authorizations and cumulative share repurchases under these authorizations, are as follows:

(in millions)	May 29, 2011
Share repurchase authorizations	187.4
Cumulative shares repurchased	162.7

The total shares and related cost of our common stock we repurchased was as follows:

(in millions)	Fiscal Year
	2011		2010		2009
	Shares	Cost	Shares	Cost	Shares	Cost
Treasury stock repurchases	8.6	$ 385.5	2.0	$ 85.1	5.1	$ 144.9

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

Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are as follows:

(in millions)	May 29, 2011	May 30, 2010
Foreign currency translation adjustment	$ (0.4)	$ (2.2)
Unrealized gains (losses) on marketable securities, net of tax	0.5	0.3
Unrealized gains (losses) on derivatives, net of tax	(4.1)	1.1
Benefit plan funding position, net of tax	(55.8)	(70.3)
Total accumulated other comprehensive income (loss)	$ (59.8)	$ (71.1)

NOTE 14 – LEASES

An analysis of rent expense incurred related to restaurants in continuing operations is as follows:

(in millions)	Fiscal Year
	2011	2010	2009
Restaurant minimum rent	$120.6	$111.7	$102.4
Restaurant percentage rent	5.3	5.1	6.6
Restaurant rent averaging expense	11.8	10.6	10.5
Transportation equipment	3.2	3.3	3.4
Office equipment	0.4	0.8	1.2
Office space	0.9	4.5	6.6
Warehouse space	0.5	0.5	0.5
Total rent expense	$142.7	$136.5	$131.2

The annual future lease commitments under capital lease obligations and noncancelable operating leases, including those related to restaurants reported as discontinued operations, for each of the five fiscal years subsequent to May 29, 2011 and thereafter is as follows:

(in millions)
Fiscal Year	Capital	Operating
2012	$5.0	$ 135.6
2013	5.2	125.7
2014	5.4	109.3
2015	5.5	96.3
2016	5.6	81.4
Thereafter	73.0	251.8

Total future lease commitments	99.7	$ 800.1

Less imputed interest (at 6.5%)	(42.4)
Present value of future lease commitments	57.3
Less current maturities	(1.3)
Obligations under capital leases, net of current maturities	$56.0

NOTE 15 - INTEREST, NET

The components of interest, net are as follows:

(in millions)	Fiscal Year
	2011	2010	2009
Interest expense	$93.7	$95.7	$113.7
Imputed interest on capital leases	3.8	3.9	3.9
Capitalized interest	(3.0)	(4.4)	(9.3)
Interest income	(0.9)	(1.3)	(0.9)
Interest, net	$93.6	$93.9	$107.4

Capitalized interest was computed using our average borrowing rate. Interest paid, net of amounts capitalized was as follows:

(in millions)	Fiscal Year
	2011	2010	2009
Interest paid, net of amounts capitalized	$98.3	$95.3	$103.6

NOTE 16 - INCOME TAXES

Total income tax expense was allocated as follows:

(in millions)	Fiscal Year
	2011	2010	2009
Earnings from continuing operations	$ 168.9	$ 136.6	$ 140.7
(Losses) earnings from discontinued operations	(1.5)	(1.5)	0.2
Total consolidated income tax expense	$ 167.4	$ 135.1	$ 140.9

The components of earnings before income taxes from continuing operations and the provision for income taxes thereon are as follows:

(in millions)	Fiscal Year
	2011	2010	2009

Earnings from continuing operations before income taxes:
U.S.	$ 631.4	$ 534.5	$ 508.1
Canada	16.2	9.1	4.4
Earnings from continuing operations before income taxes	$ 647.6	$ 543.6	$ 512.5
Income taxes:
Current:
Federal	$ 121.9	$ 126.5	$ 38.1
State and local	17.5	28.7	10.5
Canada	0.1	0.1	0.1
Total current	139.5	155.3	48.7
Deferred (principally U.S.):
Federal	28.3	(10.6)	84.3
State and local	1.1	(8.1)	7.7
Total deferred	29.4	(18.7)	92.0
Total income taxes	$ 168.9	$ 136.6	$ 140.7

Income taxes paid were as follows:

(in millions)	Fiscal Year
	2011	2010	2009
Income taxes paid	$ 126.4	$ 94.8	$ 64.4

The following table is a reconciliation of the U.S. statutory income tax rate to the effective income tax rate from continuing operations included in the accompanying consolidated statements of earnings:

	Fiscal Year
	2011	2010	2009
U.S. statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefits	1.8	2.5	2.3
Benefit of federal income tax credits	(8.3)	(8.7)	(8.9)
Other, net	(2.4)	(3.7)	(0.9)
Effective income tax rate	26.1%	25.1%	27.5%

As of May 29, 2011, we had estimated current prepaid state income taxes of $5.2 million, which is included in our accompanying consolidated balance sheets as prepaid income taxes, and estimated current federal income taxes payable of $9.3 million, which is included in our accompanying consolidated balance sheets as accrued income taxes.

As of May 29, 2011, we had gross unrecognized tax benefits of $21.9 million, which represents the aggregate tax effect of the differences between tax return positions and benefits recognized in our consolidated financial statements. Of this total, approximately $16.7 million, after considering the federal impact on state issues, would favorably affect the effective tax rate if resolved in our favor. A reconciliation of the beginning and ending amount of unrecognized tax benefits follows:

(in millions)

Balance at May 30, 2010	$ 30.4
Additions to tax positions recorded during the current year	2.4
Additions to tax positions recorded during prior years	0.2
Reductions to tax positions recorded during prior years	—
Reductions to tax positions due to settlements with taxing authorities	(9.1)
Reductions to tax positions due to statute expiration	(2.0)
Balance at May 29, 2011	$ 21.9

We recognize accrued interest related to unrecognized tax benefits in interest expense. Penalties, when incurred, are recognized in selling, general and administrative expense. Interest expense associated with unrecognized tax benefits, excluding the release of accrued interest related to prior year matters due to settlement or the lapse of the statute of limitations was as follows:

(in millions)	Fiscal Year
	2011	2010	2009
Interest expense on unrecognized tax benefits	$ 1.6	$ 2.5	$ 4.2

At May 29, 2011, we had $3.1 million accrued for the payment of interest associated with unrecognized tax benefits.

For U.S. federal income tax purposes, we participate in the Internal Revenue Service’s (IRS) Compliance Assurance Process whereby our U.S. federal income tax returns are reviewed by the IRS both prior to and after their filing. The U.S. federal income tax returns that we filed through the fiscal year ended May 31, 2009 have been audited by the IRS. In the first quarter of fiscal 2011, the IRS completed the audit of our tax returns for the fiscal year ended May 31, 2009 with no material adjustments. The Company’s tax returns for the fiscal year ended May 30, 2010 are under audit, and are expected to be completed by the first quarter of fiscal 2012. The IRS commenced examination of our U.S. federal income tax returns for May 29, 2011 in the first quarter of fiscal 2011. The examination is anticipated to be completed by the first quarter of fiscal 2013. Income tax returns are subject to audit by state and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws. The major jurisdictions in which the Company files income tax returns include the U.S. federal jurisdiction, Canada, and most states in the U.S. that have an income tax. With a few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before fiscal 2002.

Included in the balance of unrecognized tax benefits at May 29, 2011 is $1.2 million related to tax positions for which it is reasonably possible that the total amounts could change during the next twelve months based on the outcome of examinations. The $1.2 million relates to items that would impact our effective income tax rate.

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

(in millions)	May 29, 2011	May 30, 2010
Accrued liabilities	$ 46.2	$ 34.3
Compensation and employee benefits	193.6	171.6
Deferred rent and interest income	55.1	49.4
Other	15.9	12.8
Gross deferred tax assets	$ 310.8	$ 268.1
Trademarks and other acquisition related intangibles	(178.0)	(178.7)
Buildings and equipment	(314.3)	(238.7)
Capitalized software and other assets	(12.0)	(11.8)
Other	(6.3)	(5.7)
Gross deferred tax liabilities	$ (510.6)	$ (434.9)
Net deferred tax liabilities	$ (199.8)	$ (166.8)

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

NOTE 17 - RETIREMENT PLANS

Defined Benefit Plans and Postretirement Benefit Plan

Substantially all of our employees are eligible to participate in a retirement plan. We sponsor non-contributory defined benefit pension plans, which have been frozen, for a group of salaried employees in the United States, in which benefits are based on various formulas that include years of service and compensation factors; and for a group of hourly employees in the United States, in which a fixed level of benefits is provided. Pension plan assets are primarily invested in U.S., international and private equities, long duration fixed-income securities and real assets. Our policy is to fund, at a minimum, the amount necessary on an actuarial basis to provide for benefits in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended and the Internal Revenue Code (IRC), as amended by the Pension Protection Act of 2006. We also sponsor a contributory postretirement benefit plan that provides health care benefits to our salaried retirees. Fundings related to the defined benefit pension plans and postretirement benefit plans, which are funded on a pay-as-you-go basis, were as follows:

(in millions)	Fiscal Year
	2011	2010	2009
Defined benefit pension plans funding	$12.9	$0.4	$0.5
Postretirement benefit plan funding	$0.3	$0.6	$1.2

We expect to contribute approximately $22.0 million to $24.0 million to our defined benefit pension plans and approximately $1.0 million to our postretirement benefit plan during fiscal 2012.

We are required to recognize the over or under-funded status of the plans as an asset or liability as measured by the difference between the fair value of the plan assets and the benefit obligation and any unrecognized prior service costs and actuarial gains and losses as a component of accumulated other comprehensive income (loss), net of tax.

The following provides a reconciliation of the changes in the plan benefit obligation, fair value of plan assets and the funded status of the plans as of May 29, 2011 and May 30, 2010:

(in millions)	Defined Benefit Plans		Postretirement Benefit Plan
	2011	2010	2011	2010
Change in Benefit Obligation:
Benefit obligation at beginning of period	$ 200.2	$ 169.7	$ 38.9	$ 27.3
Service cost	5.9	4.9	0.9	0.6
Interest cost	9.5	10.0	2.3	1.9
Plan amendments	—	—	—	—
Participant contributions	—	—	0.4	0.1
Benefits paid	(8.9)	(7.9)	(0.7)	(0.7)
Actuarial loss (gain)	9.1	23.5	(14.8)	9.7
Benefit obligation at end of period	$ 215.8	$ 200.2	$ 27.0	$ 38.9

Change in Plan Assets:
Fair value at beginning of period	$ 154.6	$ 139.9	$ —	$ —
Actual return on plan assets	28.8	22.2	—	—
Employer contributions	12.9	0.4	0.3	0.6
Participant contributions	—	—	0.4	0.1
Benefits paid	(8.9)	(7.9)	(0.7)	(0.7)
Fair value at end of period	$ 187.4	$ 154.6	$ —	$ —

Reconciliation of the Plans’ Funded Status:
Unfunded status at end of period	$ (28.4)	$ (45.6)	$ (27.0)	$ (38.9)

The following is a detail of the balance sheet components of each of our plans and a reconciliation of the amounts included in accumulated other comprehensive income (loss):

(in millions)	Defined Benefit Plans		Postretirement Benefit Plan
	May 29, 2011	May 30, 2010	May 29, 2011	May 30, 2010
Components of the Consolidated Balance Sheets:
Current liabilities	$0.4	$0.4	$0.7	$1.0
Non-current liabilities	28.0	45.2	26.3	37.9
Net amounts recognized	$28.4	$45.6	$27.0	$38.9

Amounts Recognized in Accumulated Other Comprehensive Income (Loss), net of tax:
Prior service (cost) credit	$(0.3)	$(0.3)	$0.1	$0.1
Net actuarial loss	(50.5)	(55.3)	(1.3)	(11.2)
Net amounts recognized	$(50.8)	$(55.6)	$(1.2)	$(11.1)

The following is a summary of our accumulated and projected benefit obligations:

(in millions)	May 29, 2011	May 30, 2010
Accumulated benefit obligation for all pension plans	$211.8	$196.7

Pension plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligation	$211.8	$196.7
Fair value of plan assets	$187.4	$154.6

Projected benefit obligations for all plans with projected benefit obligations in excess of plan assets	$215.8	$200.2

The following table presents the weighted-average assumptions used to determine benefit obligations and net expense:

	Defined Benefit Plans		Postretirement Benefit Plan
	2011	2010	2011	2010
Weighted-average assumptions used to determine benefit obligations at May 29 and May 30 (1)
Discount rate	5.37%	5.89%	5.46%	5.98%
Rate of future compensation increases	3.75%	3.75%	N/A	N/A

Weighted-average assumptions used to determine net expense for fiscal years ended May 29 and May 30 (2)
Discount rate	5.89%	7.00%	5.98%	7.09%
Expected long-term rate of return on plan assets	9.00%	9.00%	N/A	N/A
Rate of future compensation increases	3.75%	3.75%	N/A	N/A

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

For fiscal 2011, 2010 and 2009, we have used an expected long-term rate of return on plan assets for our defined benefit plan of 9.0 percent. In developing our expected rate of return assumption, we have evaluated the actual historical performance and long-term return projections of the plan assets, which give consideration to the asset mix and the anticipated timing of the pension plan outflows. We employ a total return investment approach whereby a mix of equity and fixed income investments are used to maximize the long-term return of plan assets for what we consider a prudent level of risk. Our historical 10-year, 15-year and 20-year rates of return on plan assets, calculated using the geometric method average of returns, are approximately 7.3 percent, 9.0 percent and 10.0 percent, respectively, as of May 29, 2011. Our Benefit Plans Committee sets the investment policy for the Defined Benefit Plans and oversees the investment allocation, which includes setting long-term strategic targets. Our overall investment strategy is to achieve appropriate diversification through a mix of equity investments, which may include U.S., International, and private equities, as well as long duration bonds and real asset investments. Our target asset fund allocation is 35 percent U.S. equities, 30 percent high-quality, long-duration fixed-income securities, 15 percent international equities, 10 percent real assets and 10 percent private equities. The investment policy establishes a re-balancing band around the established targets within which the asset class weight is allowed to vary. Equity securities, international equities and fixed-income securities include investments in various industry sectors. Investments in real assets and private equity funds follow different strategies designed to maximize returns, allow for diversification and provide a hedge against inflation. Our current positioning is neutral on investment style between value and growth companies and large and small cap companies. We monitor our actual asset fund allocation to ensure that it approximates our target allocation and believe that our long-term asset fund allocation will continue to approximate our target allocation. Investments held in U.S. fixed-income treasury securities and a U.S. value stock index fund represented approximately 20.6 percent and 11.1 percent, respectively, of total plan assets and represents the only significant concentrations of risk related to a single entity, sector, country, commodity or investment fund. No other single sector concentration of assets exceeded 5 percent of total plan assets, which is consistent with the overall investment strategy to achieve appropriate diversification.

The discount rate and expected return on plan assets assumptions have a significant effect on amounts reported for defined benefit pension plans. A quarter percentage point change in the defined benefit plans’ discount rate and the expected long-term rate of return on plan assets would increase or decrease earnings before income taxes by $0.7 million and $0.5 million, respectively.

The assumed health care cost trend rate increase in the per-capita charges for postretirement benefits was 7.7 percent for fiscal 2012. The rate gradually decreases to 5.0 percent through fiscal 2021 and remains at that level thereafter.

The assumed health care cost trend rate has a significant effect on amounts reported for retiree health care plans. A one percentage point increase or decrease in the assumed health care cost trend rate would affect the service and interest cost components of net periodic postretirement benefit cost by $0.8 million and $0.6 million, respectively, and would increase or decrease the accumulated postretirement benefit obligation by $5.1 million and $4.1 million, respectively.

Components of net periodic benefit cost included in continuing operations are as follows:

(in millions)	Defined Benefit Plans			Postretirement Benefit Plan
	2011	2010	2009	2011	2010	2009
Service cost	$5.9	$4.9	$6.0	$0.9	$0.6	$0.7
Interest cost	9.5	10.0	9.9	2.3	1.9	1.7
Expected return on plan assets	(16.6)	(16.4)	(16.3)	—	—	—
Amortization of unrecognized prior service cost	0.1	0.1	0.2	—	—	—
Recognized net actuarial loss	4.5	0.3	0.4	1.3	0.6	0.6
Net pension and postretirement cost (benefit)	$3.4	$(1.1)	$0.2	$4.5	$3.1	$3.0

The amortization of the net actuarial loss component of our fiscal 2012 net periodic benefit cost for the defined benefit plans and postretirement benefit plan is expected to be approximately $6.3 million and $0.0 million, respectively.

The fair values of the defined benefit pension plans assets at their measurement dates of May 29, 2011 and May 30, 2010, are as follows:

		Items Measured at Fair Value at May 29, 2011
(in millions)		Fair Value of assets (liabilities)	Quoted prices in active market for identical assets (liabilities) (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Equity:
U.S. & International	(1)	$ 37.9	$ 37.9	$ —	$ —
U.S. Mutual & Commingled Funds	(2)	22.1	1.6	20.5	—
Developed Market Equity Funds	(3)	19.7	11.7	8.0	—
Emerging Market Equity Funds	(3)	6.9	—	6.9	—
Private Equity Partnerships	(4)	25.6	—	—	25.6
Private Equity Securities	(5)	—	—	—	—
Fixed-Income:
Fixed-income Securities	(6)	43.2	38.3	4.9	—
Energy & Real Estate Public Sector	(7)	9.1	—	4.8	4.3
Real Asset Commingled Funds	(8)	4.0	—	4.0	—
Real Asset Private Funds	(9)	10.8	—	—	10.8
Cash & Accruals		8.1	8.1	—	—

Total		$ 187.4	$ 97.6	$ 49.1	$ 40.7

		Items Measured at Fair Value at May 30, 2010
(in millions)		Fair Value of assets (liabilities)	Quoted prices in active market for identical assets (liabilities) (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Equity:
U.S. & International	(1)	$ 28.7	$ 28.7	$ —	$ —
U.S. Mutual & Commingled Funds	(2)	17.1	1.2	15.9	—
Developed Market Equity Funds	(3)	14.1	7.7	6.4	—
Emerging Market Equity Funds	(3)	4.5	—	4.5	—
Private Equity Partnerships	(4)	22.9	—	—	22.9
Private Equity Securities	(5)	0.1	—	—	0.1
Fixed-Income:
Fixed-income Securities	(6)	39.5	32.8	6.7	—
Energy & Real Estate Public Sector	(7)	7.5	—	3.3	4.2
Real Asset Commingled Funds	(8)	3.4	—	3.4	—
Real Asset Private Funds	(9)	9.2	—	—	9.2
Cash & Accruals		7.6	7.6	—	—

Total		$ 154.6	$ 78.0	$ 40.2	$ 36.4

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

(7)

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

(8)

Real asset commingled funds are comprised of investments in funds that purchase publicly traded common stock of energy companies or real estate investment trusts for purposes of total return. These investments are valued at unit values provided by the investment managers which are based on the fair value of the underlying investments.

(9)

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

The following table presents the changes in Level 3 investments for the defined benefit pension plans at May 29, 2011:

		Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(in millions)	Private Equity Partnerships	Private Equity Securities	Energy & Real Estate Public Sector	Real Asset Private Funds	Total
Beginning balance at May 30, 2010	$ 22.9	$ 0.1	$ 4.2	$ 9.2	$36.4
Actual return on plan assets:
Relating to assets still held at the reporting date	2.8	(0.1)	0.1	0.3	3.1
Relating to assets sold during the period	2.0	—	—	0.6	2.6
Purchases, sales, and settlements	(2.1)	—	—	0.7	(1.4)
Transfers in and/or out of Level 3	—	—	—	—	—
Ending balance at May 29, 2011	$ 25.6	$ —	$ 4.3	$ 10.8	$40.7
The following table presents the changes in Level 3 investments for the defined benefit pension plans at May 30, 2010:
		Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(in millions)	Private Equity Partnerships	Private Equity Securities	Energy & Real Estate Public Sector	Real Asset Private Funds	Total
Beginning balance at May 31, 2009	$ 17.8	$ 0.1	$ 2.9	$ 8.7	$29.5
Actual return on plan assets:
Relating to assets still held at the reporting date	4.4	—	1.3	(0.5)	5.2
Relating to assets sold during the period	—	—	—	(0.1)	(0.1)
Purchases, sales, and settlements	0.7	—	—	1.1	1.8
Transfers in and/or out of Level 3	—	—	—	—	—
Ending balance at May 30, 2010	$ 22.9	$ 0.1	$ 4.2	$ 9.2	$36.4

The following benefit payments are expected to be paid between fiscal 2012 and fiscal 2021:

(in millions)	Defined Benefit Plans	Postretirement Benefit Plan
2012	$ 12.2	$ 0.7
2013	10.9	0.8
2014	11.0	0.8
2015	11.4	1.0
2016	11.8	1.1
2017-2021	66.3	7.1

Postemployment Severance Plan

We accrue for postemployment severance costs in our consolidated financial statements and recognize actuarial gains and losses related to our postemployment severance accrual as a component of accumulated other comprehensive income (loss). As of May 29, 2011 and May 30, 2010, $2.8 million and $3.1 million, respectively, of unrecognized actuarial losses related to our postemployment severance plan were included in accumulated other comprehensive income (loss) on a net of tax basis.

Defined Contribution Plan

We have a defined contribution plan covering most employees age 21 and older. We match contributions for participants with at least one year of service up to six percent of compensation, based on our performance. The match ranges from a minimum of $0.25 to $1.20 for each dollar contributed by the participant. The plan had net assets of $658.9 million at May 29, 2011 and $553.2 million at May 30, 2010. Expense recognized in fiscal 2011, 2010 and 2009 was $0.7 million, $1.2 million and $2.0 million, respectively. Employees classified as “highly compensated” under the IRC are not eligible to participate in this plan. Instead, highly compensated employees are eligible to participate in a separate non-qualified deferred compensation plan. This plan allows eligible employees to defer the payment of part of their annual salary and all or part of their annual bonus and provides for awards that approximate the matching contributions and other amounts that participants would have received had they been eligible to participate in our defined contribution and defined benefit plans. Amounts payable to highly compensated employees under the non-qualified deferred compensation plan totaled $200.1 million and $158.1 million at May 29, 2011 and May 30, 2010, respectively. These amounts are included in other current liabilities.

The defined contribution plan includes an Employee Stock Ownership Plan (ESOP). This ESOP originally borrowed $50.0 million from third parties, with guarantees by us, and borrowed $25.0 million from us at a variable interest rate. The $50.0 million third party loan was refinanced in 1997 by a commercial bank loan to us and a corresponding loan from us to the ESOP. Compensation expense is recognized as contributions are accrued. In addition to matching plan participant contributions, our contributions to the plan are also made to pay certain employee incentive bonuses. Fluctuations in our stock price impact the amount of expense to be recognized. Contributions to the plan, plus the dividends accumulated on unallocated shares held by the ESOP, are used to pay principal, interest and expenses of the plan. As loan payments are made, common stock is allocated to ESOP participants. In fiscal 2011, 2010 and 2009, the ESOP incurred interest expense of $0.1 million, $0.1 million and $0.3 million, respectively, and used dividends received of $1.4 million, $1.6 million and $1.8 million, respectively, and contributions received from us of $0.1 million, $0.2 million and $2.4 million, respectively, to pay principal and interest on our debt.

ESOP shares are included in weighted-average common shares outstanding for purposes of calculating net earnings per share. At May 29, 2011, the ESOP’s debt to us had a balance of $8.0 million with a variable rate of interest of 0.55 percent and is due to be repaid no later than December 2014. The number of our common shares held in the ESOP at May 29, 2011 approximated 5.3 million shares, representing 3.8 million allocated shares and 1.5 million suspense shares.

At the end of fiscal 2005, the ESOP borrowed $1.6 million from us at a variable interest rate and acquired an additional 0.05 million shares of our common stock, which were held in suspense within the ESOP at May 29, 2005. The loan, which had a variable interest rate of 0.55 percent at May 29, 2011, is due to be repaid no later than December 2018. The shares acquired under this loan are accounted for in accordance with FASB ASC Subtopic 718-40, Employee Stock Ownership Plans. Fluctuations in our stock price are recognized as adjustments to common stock and surplus when the shares are committed to be released. These ESOP shares are not considered outstanding until they are committed to be released and, therefore, have been excluded for purposes of calculating basic and diluted net earnings per share at May 29, 2011. The fair value of these shares at May 29, 2011 was $2.2 million.

NOTE 18 - STOCK-BASED COMPENSATION

We maintain two active stock option and stock grant plans under which new awards may still be issued, known as the Darden Restaurants, Inc. 2002 Stock Incentive Plan (2002 Plan) and the RARE Hospitality International, Inc. Amended and Restated 2002 Long-Term Incentive Plan (RARE Plan). We also have four other stock option and stock grant plans under which we no longer can grant new awards, although awards outstanding under the plans may still vest and be exercised in accordance with their terms: the Stock Plan for Directors (Director Stock Plan); the Director Compensation Plan; the Stock Option and Long-Term Incentive Plan of 1995 (1995 Plan) and the Restaurant Management and Employee Stock Plan of 2000 (2000 Plan). All of the plans are administered by the Compensation Committee of the Board of Directors. The 2002 Plan provides for the issuance of up to 18.3 million common shares in connection with the granting of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units (RSUs), stock awards and other stock-based awards including performance stock units and Darden stock units to key employees and non-employee directors. The RARE Plan provides for the issuance of up to 3.9 million common shares in connection with the granting of non-qualified stock options, incentive stock options and restricted stock to employees. Awards under the RARE Plan are only permitted to be granted to employees who were employed by RARE as of the date of acquisition and continued their employment with the Company. The Director Stock Plan provided for the issuance of up to 0.375 million common shares out of our treasury in connection with the granting of non-qualified stock options, restricted stock and RSUs to non-employee directors. No new awards could be granted under the Director Stock Plan after September 30, 2000. The Director Compensation Plan provided for the issuance of 0.1 million common shares out of our treasury to non-employee directors of the Board. No new awards may be granted under the Director Compensation Plan after September 30, 2005. The 1995 Plan provided for the issuance of up to 33.3 million common shares in connection with the granting of non-qualified stock options, restricted stock or RSUs to key employees. The 2000 Plan provided for the issuance of up to 5.4 million shares of common stock out of our treasury as non-qualified stock options, restricted stock or RSUs. Under all of these plans, stock options are granted at a price equal to the fair value of the shares at the date of grant for terms not exceeding ten years and have various vesting periods at the discretion of the Compensation Committee. Outstanding options generally vest over one to four years. Restricted stock and RSUs granted under the 1995 Plan, the 2000 Plan and the 2002 Plan generally vest over periods ranging from three to five years and no sooner than one year from the date of grant. Performance Stock Units granted under the 2002 Plan generally vest over a three-year period, and vested amounts may range from 0.0 to 150.0 percent of targeted amounts depending on the achievement of certain sales and diluted net earnings per share performance measures. Darden stock units granted under the 2002 Plan generally vest over a five year period, with no performance vesting feature.

On December 15, 2005, the Board of Directors approved the Director Compensation Program, effective as of October 1, 2005, for Non-Employee Directors. The Director Compensation Program provides for payments to non-employee directors of: (a) an annual retainer and meeting fees for special Board meetings and committee meetings; (b) an additional annual retainer for the Lead Director and committee chairs; and (c) an annual award of common stock with a fair value of $0.1 million on the date of grant upon election or re-election to the Board. Directors may elect to have their cash compensation paid in any combination of current or deferred cash, common stock or salary replacement options. Deferred cash compensation may be invested on a tax-deferred basis in the same manner as deferrals under our non-qualified deferred compensation plan. Prior to the date of grant, directors may elect to have their annual stock award paid in the form of common stock or cash, or a combination thereof, or deferred. To the extent directors elect to receive cash or cash settled awards, the value of the awards are carried as a liability on our consolidated balance sheet at fair value until such time as it is settled. All stock options and other stock or stock-based awards that are part of the compensation paid or deferred pursuant to the Director Compensation Program are awarded under the 2002 Plan.

Stock-based compensation expense included in continuing operations was as follows:

(in millions)	Fiscal Year
	2011	2010	2009
Stock options	$20.7	$20.2	$20.4
Restricted stock/restricted stock units	9.9	10.2	9.4
Darden stock units	17.1	13.1	8.4
Performance stock units	15.6	6.8	0.4
Employee stock purchase plan	1.9	1.8	1.6
Director compensation program/other	1.4	1.4	1.3
	$66.6	$53.5	$41.5

The following table presents a summary of our stock option activity as of and for the year ended May 29, 2011:

	Options (in millions)	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (Yrs)	Aggregate Intrinsic Value (in millions)
Outstanding beginning of period	13.9	$ 30.38	5.62	$ 173.9
Options granted	1.5	42.81
Options exercised	(2.3)	24.64
Options canceled	(0.1)	34.83
Outstanding end of period	13.0	$ 32.77	5.53	$ 235.6
Exercisable	7.8	$ 30.16	3.90	$ 161.1

The total intrinsic value of options exercised during fiscal 2011, 2010 and 2009 was $49.9 million, $59.1 million and $56.4 million, respectively. Cash received from option exercises during fiscal 2011, 2010 and 2009 was $55.7 million, $59.3 million and $50.8 million, respectively. Stock options have a maximum contractual period of ten years from the date of grant. We settle employee stock option exercises with authorized but unissued shares of Darden common stock or treasury shares we have acquired through our ongoing share repurchase program.

As of May 29, 2011, there was $30.6 million of unrecognized compensation cost related to unvested stock options granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 1.7 years. The total fair value of stock options that vested during fiscal 2011 was $18.8 million.

Restricted stock and RSUs are granted at a value equal to the market price of our common stock on the date of grant. Restrictions lapse with regard to restricted stock, and RSUs are settled in shares, at the end of their vesting periods, which is generally four years.

The following table presents a summary of our restricted stock and RSU activity as of and for the fiscal year ended May 29, 2011:

	Shares (in millions)	Weighted-Average Grant Date Fair Value Per Share
Outstanding beginning of period	0.8	$28.73
Shares granted	—	—
Shares vested	(0.2)	33.86
Outstanding end of period	0.6	$29.36

As of May 29, 2011, there was $5.8 million of unrecognized compensation cost related to unvested restricted stock and RSUs granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 3.5 years. The total fair value of restricted stock and RSUs that vested during fiscal 2011, 2010 and 2009 was $9.1 million, $9.4 million and $16.8 million, respectively.

Darden stock units are granted at a value equal to the market price of our common stock on the date of grant and will be settled in cash at the end of their vesting periods, which range between four and five years, at the then market price of our common stock. Compensation expense is measured based on the market price of our common stock each period, is amortized over the vesting period and the vested portion is carried as a liability in our accompanying consolidated balance sheets. We also entered into equity forward contracts to hedge the risk of changes in future cash flows associated with the unvested, unrecognized Darden stock units granted (see Note 10 – Derivative Instruments and Hedging Activities for additional information).

The following table presents a summary of our Darden stock unit activity as of and for the fiscal year ended May 29, 2011:

	Units (in millions)	Weighted-Average Fair Value Per Unit
Outstanding beginning of period	1.6	$42.90
Units granted	0.6	41.53
Units vested	(0.2)	34.49
Units canceled	(0.1)	36.87
Outstanding end of period	1.9	$50.92

Based on the value of our common stock as of May 29, 2011, there was $47.5 million of unrecognized compensation cost related to Darden stock units granted under our incentive plans. This cost is expected to be recognized over a weighted-average period of 3.4 years. Darden stock units with a fair value of $7.3 million vested during fiscal 2011.

The following table presents a summary of our performance stock unit activity as of and for the fiscal year ended May 29, 2011:

	Units (in millions)	Weighted-Average Fair Value Per Unit
Outstanding beginning of period	0.9	$37.66
Units granted	0.3	42.58
Units vested	(0.2)	36.50
Units canceled	—	—
Outstanding end of period	1.0	$37.91

The performance stock units issued before fiscal 2010 vest over a period of five years following the date of grant, where zero percent to 150.0 percent of one-fifth (20 percent) of the grant is earned or forfeited at the end of each year in the vesting period. Performance stock units issued during fiscal 2010 and subsequent will cliff vest 3 years from the date of grant, where zero percent to 150.0 percent of the entire grant is earned or forfeited at the end of 3 years. The number of units that actually vests will be determined for each year based on the achievement of Company performance criteria set forth in the award agreement and may range from zero percent to 150.0 percent of the annual target. These awards issued before fiscal 2010 may be settled in cash or shares of common stock at the election of the Company on the date of grant. The performance stock unit grants for fiscal 2007 and 2008 were designated as equity settled awards, while the fiscal 2009 grant was designated as a cash-settled award. All awards issued during fiscal 2010 and subsequent will be cash settled awards. Holders will receive one share of common stock or its equivalent in cash for each performance stock unit that vests. For equity-settled awards, compensation expense is measured based on grant date fair value and amortized over the service period. Cash-settled awards are measured based on the market price of our common stock each period, are amortized over the service period and the vested portion is carried as a liability in our accompanying consolidated balance sheets. As of May 29, 2011, there was $21.5 million of unrecognized compensation cost related to unvested performance stock units granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 1.6 years. The total fair value of performance stock units that vested in fiscal 2011 was $6.1 million.

We maintain an Employee Stock Purchase Plan to provide eligible employees who have completed one year of service (excluding senior officers subject to Section 16(b) of the Securities Exchange Act of 1934, and certain other employees who are employed less than full time or own five percent or more of our capital stock or that of any subsidiary) an opportunity to invest up to $5.0 thousand per calendar quarter to purchase shares of our common stock, subject to certain limitations. Under the plan, up to an aggregate of 3.6 million shares are available for purchase by employees at a purchase price that is 85.0 percent of the fair market value of our common stock on either the first or last trading day of each calendar quarter, whichever is lower. Cash received from employees pursuant to the plan during fiscal 2011, 2010 and 2009 was $7.4 million, $7.1 million and $6.6 million, respectively.

NOTE 19 - COMMITMENTS AND CONTINGENCIES

As collateral for performance on contracts and as credit guarantees to banks and insurers, we were contingently liable for guarantees of subsidiary obligations under standby letters of credit. At May 29, 2011 and May 30, 2010, we had $96.4 million and $97.3 million, respectively, of standby letters of credit related to workers’ compensation and general liabilities accrued in our consolidated financial statements. At May 29, 2011 and May 30, 2010, we had $16.8 million and $20.1 million, respectively, of standby letters of credit related to contractual operating lease obligations and other payments. All standby letters of credit are renewable annually.

At May 29, 2011 and May 30, 2010, we had $7.4 million and $9.0 million, respectively, of guarantees associated with leased properties that have been assigned to third parties. These amounts represent the maximum potential amount of future payments under the guarantees. The fair value of these potential payments discounted at our pre-tax cost of capital at May 29, 2011 and May 30, 2010, amounted to $5.4 million and $6.4 million, respectively. We did not accrue for the guarantees, as the likelihood of the third parties defaulting on the assignment agreements was deemed to be less than probable. In the event of default by a third party, the indemnity and default clauses in our assignment agreements govern our ability to recover from and pursue the third party for damages incurred as a result of its default. We do not hold any third-party assets as collateral related to these assignment agreements, except to the extent that the assignment allows us to repossess the building and personal property. These guarantees expire over their respective lease terms, which range from fiscal 2012 through fiscal 2021.

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

NOTE 20 – SUBSEQUENT EVENT

On June 30, 2011, the Board of Directors declared a cash dividend of 43 cents per share to be paid August 1, 2011 to all shareholders of record as of the close of business on July 11, 2011.

NOTE 21 - QUARTERLY DATA (UNAUDITED)

The following table summarizes unaudited quarterly data for fiscal 2011 and fiscal 2010:

(in millions, except per share data)		Fiscal 2011 - Quarters Ended
	Aug. 29	Nov. 28	Feb. 27	May 29	Total
Sales	$1,806.7	$1,726.2	$1,976.8	$1,990.4	$7,500.2
Earnings before income taxes	159.1	103.2	199.1	186.2	647.6
Earnings from continuing operations	113.3	75.8	151.7	138.0	478.7
Losses from discontinued operations, net of tax	(0.2)	(1.3)	(0.5)	(0.6)	(2.4)
Net earnings	113.1	74.5	151.2	137.4	476.3

Basic net earnings per share:
Earnings from continuing operations	0.82	0.55	1.11	1.02	3.50
Losses from discontinued operations	—	(0.01)	—	—	(0.02)
Net earnings	0.82	0.54	1.11	1.02	3.48

Diluted net earnings per share:
Earnings from continuing operations	0.80	0.54	1.08	1.00	3.41
Losses from discontinued operations	—	(0.01)	—	(0.01)	(0.02)
Net earnings	0.80	0.53	1.08	0.99	3.39

Dividends paid per share	0.32	0.32	0.32	0.32	1.28
Stock price:
High	45.04	49.99	50.84	52.12	52.12
Low	37.08	41.03	45.07	45.51	37.08

(in millions, except per share data)		Fiscal 2010 - Quarters Ended
	Aug. 30	Nov. 29	Feb. 28 (1)	May 30 (1)	Total
Sales	$1,734.0	$1,641.3	$1,874.0	$1,863.8	$7,113.1
Earnings before income taxes	130.3	80.7	175.4	157.2	543.6
Earnings from continuing operations	95.0	61.2	134.8	116.0	407.0

Losses from discontinued operations, net of tax	(0.7)	(0.9)	(0.5)	(0.4)	(2.5)
Net earnings	94.3	60.3	134.3	115.6	404.5

Basic net earnings per share:
Earnings from continuing operations	0.68	0.44	0.97	0.83	2.92
Losses from discontinued operations	—	(0.01)	(0.01)	(0.01)	(0.02)
Net earnings	0.68	0.43	0.96	0.82	2.90

Diluted net earnings per share:
Earnings from continuing operations	0.67	0.43	0.95	0.81	2.86
Losses from discontinued operations	—	—	(0.01)	(0.01)	(0.02)
Net earnings	0.67	0.43	0.94	0.80	2.84

Dividends paid per share	0.25	0.25	0.25	0.25	1.00
Stock price:
High	38.10	37.31	41.34	49.01	49.01
Low	30.79	29.94	30.95	39.79	29.94

(1)

During the fourth quarter of fiscal 2010, we recognized a $12.7 million pre-tax reduction in sales associated with a correction to our third quarter estimate of gift card breakage, which reduced earnings from continuing operations and net earnings by $7.8 million, or approximately $0.05 reduction to diluted net earnings per share from continuing operations.

Five-Year Financial Summary
Financial Review 2011
(In millions, except per share data)	Fiscal Year Ended
	May 29,	May 30,	May 31,	May 25,	May 27,
	2011	2010	2009(2)	2008	2007
Operating Results (3) Sales	$7,500.2	$7,113.1	$7,217.5	$6,626.5	$5,567.1
Costs and expenses:
Cost of sales:
Food and beverage	2,173.6	2,051.2	2,200.3	1,996.2	1,616.1
Restaurant labor	2,396.9	2,350.6	2,308.2	2,124.7	1,808.2
Restaurant expenses	1,129.0	1,082.2	1,128.4	1,017.8	834.5
Total cost of sales, excluding restaurant depreciation and amortization (4)	$5,699.5	$5,484.0	$5,636.9	$5,138.7	$4,258.8
Selling, general and administrative	738.0	684.5	665.6	641.7	534.6
Depreciation and amortization	316.8	300.9	283.1	245.7	200.4
Interest, net	93.6	93.9	107.4	85.7	40.1
Asset impairment, net	4.7	6.2	12.0	—	2.4
Total costs and expenses	$6,852.6	$6,569.5	$6,705.0	$6,111.8	$5,036.3
Earnings before income taxes	647.6	543.6	512.5	514.7	530.8
Income taxes	(168.9)	(136.6)	(140.7)	(145.2)	(153.7)
Earnings from continuing operations	$478.7	$407.0	$371.8	$369.5	$377.1
(Losses) earnings from discontinued operations, net of tax (benefit) expense of $(1.5), $(1.5), $0.2, $3.0 and $(112.9)	(2.4)	(2.5)	0.4	7.7	(175.7)
Net earnings	$476.3	$404.5	$372.2	$377.2	$201.4
Basic net earnings per share:
Earnings from continuing operations	$3.50	$2.92	$2.71	$2.63	$2.63
(Losses) earnings from discontinued operations	$(0.02)	$(0.02)	$—	$0.06	$(1.23)
Net earnings	$3.48	$2.90	$2.71	$2.69	$1.40
Diluted net earnings per share:
Earnings from continuing operations	$3.41	$2.86	$2.65	$2.55	$2.53
(Losses) earnings from discontinued operations	$(0.02)	$(0.02)	$—	$0.05	$(1.18)
Net earnings	$3.39	$2.84	$2.65	$2.60	$1.35
Average number of common shares outstanding:
Basic	136.8	139.3	137.4	140.4	143.4
Diluted	140.3	142.4	140.4	145.1	148.8
Financial Position
Total assets (1)	$5,466.6	$5,276.1	$5,056.6	$4,761.1	$2,908.7
Land, buildings and equipment, net	3,622.0	3,403.7	3,306.7	3,066.0	2,184.4
Working capital (deficit) (1)	(623.0)	(519.6)	(493.8)	(631.1)	(491.2)
Long-term debt, less current portion	1,407.3	1,408.7	1,632.3	1,634.3	491.6
Stockholders’ equity	1,936.2	1,894.0	1,606.0	1,409.1	1,094.5
Stockholders’ equity per outstanding share	14.38	13.47	11.53	10.03	7.74

Five-Year Financial Summary (continued)

(In millions, except per share data)	Fiscal Year Ended
	May 29, 2011	May 30, 2010	May 31, 2009	May 25, 2008	May 27, 2007
Other Statistics
Cash flows from operations (2) (3)	$894.7	$903.4	$783.5	$766.8	$569.8
Capital expenditures (3) (5)	547.7	432.1	535.3	1,627.3	345.2
Dividends paid	175.5	140.0	110.2	100.9	65.7
Dividends paid per share	1.28	1.00	0.80	0.72	0.46
Advertising expense (2) (3)	340.2	311.9	308.3	257.8	230.0
Stock price:
High	52.12	49.01	40.26	47.08	45.88
Low	37.08	29.94	13.54	20.99	33.29
Close	$50.92	$42.90	$36.17	$31.74	$45.32

Number of employees	178,380	174,079	178,692	178,200	156,500
Number of restaurants (3)	1,894	1,824	1,773	1,702	1,324

(1)

Amounts for fiscal years 2007 – 2010 have been adjusted to reflect our workers compensation and general liability and gift card fee reclassifications. See Note 1 to our consolidated financial statements.

(2)	Fiscal year 2009 consisted of 53 weeks while all other fiscal years consisted of 52 weeks.
(3)

Consistent with our consolidated financial statements, information has been presented on a continuing operations basis. Accordingly, the activities related to Smokey Bones, Rocky River Grillhouse and the nine Bahama Breeze restaurants closed or sold in fiscal 2007 and 2008 have been excluded.

(4)	Excludes restaurant depreciation and amortization of $295.6 million, $283.4 million, $267.1 million, $230.0 million and $186.4 million, respectively.
(5)

Fiscal 2008 includes net cash used in the acquisition of RARE Hospitality International, Inc. of $1.20 billion in addition to $429.2 million of capital expenditures related principally to building new restaurants and replacing old restaurants and equipment.