Form 10-K, Exhibit 13
period 2012-05-27
DARDEN RESTAURANTS INC
filed 2012-07-20
CIK 940944

Exhibit 13
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This discussion and analysis below for Darden Restaurants, Inc. (Darden, the Company, we, us or our) should be read in conjunction with our consolidated financial statements and related financial statement notes found elsewhere in this report. We operate on a 52/53 week fiscal year, which ends on the last Sunday in May. Fiscal 2012, 2011 and 2010 each consisted of 52 weeks of operation.
OVERVIEW OF OPERATIONS
Our business operates in the full-service dining segment of the restaurant industry, primarily in the United States. At May 27, 2012, we operated 1,994 Red Lobster®, Olive Garden®, LongHorn Steakhouse®, The Capital Grille®, Bahama Breeze®, Seasons 52®, Eddie V's Prime Seafood® and Wildfish Seafood Grille® restaurants in the United States and Canada. Through subsidiaries, we own and operate all of our restaurants in the United States and Canada, except for three restaurants located in Central Florida that are owned by joint ventures and managed by us. None of our restaurants in the United States or Canada are franchised. As of May 27, 2012, we also had 28 restaurants outside the United States and Canada operated by independent third parties pursuant to area development and franchise agreements, including 5 LongHorn Steakhouse restaurants in Puerto Rico, 22 Red Lobster restaurants in Japan and 1 Red Lobster restaurant in Dubai.
On November 14, 2011, we completed the acquisition of eight Eddie V's Prime Seafood restaurants and three Wildfish Seafood Grille restaurants (collectively Eddie V's) and all related assets and net working capital for $58.5 million in cash. The results of operations from Eddie V's, which are not material, are included in our consolidated financial statements from the date of acquisition.
Our mission is to be the best in full-service dining, now and for generations. We believe we can achieve this goal by continuing to build on our strategy to be a multi-brand restaurant growth company, which is grounded in:

•	Brand relevance;

•	Brand support;

•	A vibrant business model;

•	Competitively superior leadership; and

•	A unifying, motivating culture.
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

Fiscal 2012 Financial Highlights
Our sales from continuing operations were $8.00 billion in fiscal 2012 compared to $7.50 billion in fiscal 2011. The 6.6 percent increase was primarily driven by the addition of 89 net new company-owned restaurants plus the addition of 11 Eddie V's purchased restaurants, and a blended same-restaurant sales increase for Olive Garden, Red Lobster and LongHorn Steakhouse. Our blended same-restaurant sales increase for Olive Garden, Red Lobster and LongHorn Steakhouse of 1.8 percent compares to an increase of 1.3 percent for the Knapp-TrackTM benchmark of U.S. same-restaurant sales excluding Darden. Net earnings from continuing operations for fiscal 2012 were $476.5 million ($3.58 per diluted share) compared with net earnings from continuing operations for fiscal 2011 of $478.7 million ($3.41 per diluted share). Net earnings from continuing operations for fiscal 2012 decreased 0.5 percent and diluted net earnings per share from continuing operations increased 5.0 percent compared with fiscal 2011.
Our net losses from discontinued operations were $1.0 million ($0.01 per diluted share) for fiscal 2012, compared with net losses from discontinued operations of $2.4 million ($0.02 per diluted share) for fiscal 2011. When combined with results from continuing operations, our diluted net earnings per share were $3.57 and $3.39 for fiscal 2012 and 2011, respectively.

Outlook and Strategy

On July 12, 2012, we entered into an agreement to acquire Yard House USA, Inc., (Yard House), for $585.0 million in an all-cash transaction. The acquisition is expected to be completed early in the second quarter of fiscal 2013. See the subsection below entitled "Liquidity and Capital Resources" for further details.
We expect blended U.S. same-restaurant sales in fiscal 2013 to increase between 1.0 percent and 2.0 percent for Olive Garden, Red Lobster and LongHorn Steakhouse. Including the impact from operations of Yard House, we expect fiscal 2013 total sales to increase between 9.0 percent and 10.0 percent and diluted net earnings per share growth from continuing operations for fiscal 2013 to range from 5.0 percent to 9.0 percent. In fiscal 2013, exclusive of the Yard House transaction, we expect to add approximately 100 to 110 net new restaurants, and we expect capital expenditures will be approximately $750 million, including approximately $15 million to $20 million in information technology platform enhancements.
In June 2012, we announced a quarterly dividend of $0.50 per share, payable on August 1, 2012. Previously, our quarterly dividend was $0.43 per share, or $1.72 per share on an annual basis. Based on the $0.50 quarterly dividend declaration, our expected annual dividend is $2.00 per share, a 16.3 percent increase. Dividends are subject to the approval of the Company’s Board of Directors and, accordingly, the timing and amount of our dividends are subject to change.
To support future growth, we are striving to change in two important ways: we are modifying our organizational structure so we can better leverage our existing experience and expertise, and we are adding new expertise in additional areas that are critical to future success.  In the past two years we have created enterprise-level marketing and restaurant operations units and established forward-looking strategy units in our finance and information technology functions.  We have initiatives focusing on our Specialty Restaurant Group, enterprise-level sales building, digital guest and employee engagement, health and wellness, and centers of excellence.  We plan to grow by leveraging our expertise and new capabilities to increase same-restaurant sales, increase the number of restaurants in each of our existing brands, and develop or acquire additional brands that can be expanded profitably.  We also continue to pursue other avenues of new business development, including franchising our restaurants outside of the U.S. and Canada, testing "synergy restaurants" and other formats to expand our brands, and selling consumer packaged goods such as Olive Garden salad dressing.
The total sales growth we envision should increase the cost-effectiveness of our support platform.  However, we also plan to supplement our conventional incremental year-to-year cost management efforts with an ongoing focus on identifying and pursuing transformational multi-year cost reduction opportunities.  In fiscal 2013, we plan to continue to implement the four transformational initiatives that were our focus last year - further automating our supply chain, significantly reducing the use of energy, water and cleaning supplies in our restaurants, centralizing management of our restaurant facilities and optimizing labor costs within our restaurants.
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

RESULTS OF OPERATIONS FOR FISCAL 2012, 2011 AND 2010
The following table sets forth selected operating data as a percent of sales from continuing operations for the fiscal years ended May 27, 2012, May 29, 2011 and May 30, 2010. This information is derived from the consolidated statements of earnings found elsewhere in this report.

	Fiscal Years
	2012	2011	2010
Sales	100.0%	100.0%	100.0%
Costs and expenses:
Cost of sales:
Food and beverage	30.8	29.0	28.8
Restaurant labor	31.3	32.0	33.1
Restaurant expenses	15.0	15.1	15.2
Total cost of sales, excluding restaurant depreciation and amortization of 4.1%, 3.9% and 4.0%, respectively	77.1%	76.1%	77.1%
Selling, general and administrative	9.2	9.9	9.7
Depreciation and amortization	4.4	4.2	4.3
Interest, net	1.3	1.2	1.3
Total costs and expenses	92.0%	91.4%	92.4%
Earnings before income taxes	8.0	8.6	7.6
Income taxes	(2.0)	(2.2)	(1.9)
Earnings from continuing operations	6.0	6.4	5.7
Losses from discontinued operations, net of taxes	(0.1)	—	—
Net earnings	5.9%	6.4%	5.7%
SALES
Sales from continuing operations were $8.00 billion in fiscal 2012, $7.50 billion in fiscal 2011 and $7.11 billion in fiscal 2010. The 6.6 percent increase in sales from continuing operations for fiscal 2012 was driven by the addition of 89 net new company-owned restaurants plus the addition of 11 Eddie V's purchased restaurants, and the 1.8 percent blended same-restaurant sales increase for Olive Garden, Red Lobster and LongHorn Steakhouse.
Olive Garden’s sales of $3.58 billion in fiscal 2012 were 2.5 percent above last fiscal year, driven primarily by revenue from 38 net new restaurants partially offset by a U.S. same-restaurant sales decrease of 1.2 percent. The decrease in U.S. same-restaurant sales resulted from a 1.3 percent decrease in same-restaurant guest counts partially offset by a 0.1 percent increase in average check. Average annual sales per restaurant for Olive Garden were $4.7 million in fiscal 2012 compared to $4.8 million in fiscal 2011.
Red Lobster’s sales of $2.67 billion in fiscal 2012 were 5.9 percent above last fiscal year, driven primarily by a U.S. same-restaurant sales increase of 4.6 percent combined with revenue from six net new restaurants. The increase in U.S. same-restaurant sales resulted from a 2.2 percent increase in same-restaurant guest counts combined with a 2.4 percent increase in average guest check. Average annual sales per restaurant for Red Lobster were $3.8 million in fiscal 2012 compared to $3.6 million in fiscal 2011.
LongHorn Steakhouse’s sales of $1.12 billion in fiscal 2012 were 13.5 percent above last fiscal year, driven primarily by revenue from 32 net new restaurants combined with a same-restaurant sales increase of 5.3 percent. The increase in same-restaurant sales resulted from a 4.8 percent increase in same-restaurant guest counts combined with a 0.5 percent increase in average guest check. Average annual sales per restaurant for LongHorn Steakhouse were $3.0 million in fiscal 2012 compared to $2.9 million in fiscal 2011.

In total, The Capital Grille, Bahama Breeze, Seasons 52 and Eddie V's generated sales of $623.0 million in fiscal 2012, which were 24.1 percent above last fiscal year, primarily driven by 2 net new restaurants at The Capital Grille, 4 new restaurants at Bahama Breeze, 6 new restaurants at Seasons 52 and the addition of 11 Eddie V's purchased restaurants. Additionally, sales growth reflected same-restaurant sales increases of 5.3 percent at The Capital Grille, 3.4 percent at Bahama Breeze and 3.8 percent at Seasons 52. Average annual sales per restaurant for The Capital Grille were $6.8 million in fiscal 2012 compared to $6.5 million in fiscal 2011. Average annual sales per restaurant for Bahama Breeze were $5.6 million in fiscal 2012 compared to $5.5 million in fiscal 2011. Average annual sales per restaurant for Seasons 52 were $6.4 million in fiscal 2012 compared to $6.3 million in fiscal 2011.
The 5.4 percent increase in sales from continuing operations for fiscal 2011 was driven by the addition of 70 net new company-owned restaurants and the 1.4 percent blended same-restaurant sales increase for Olive Garden, Red Lobster and LongHorn Steakhouse.
Olive Garden’s sales of $3.49 billion in fiscal 2011 were 5.2 percent above fiscal 2010, driven primarily by revenue from 31 net new restaurants combined with a U.S. same-restaurant sales increase of 1.2 percent. The increase in U.S. same-restaurant sales resulted from a 1.5 percent increase in average guest check partially offset by a 0.3 percent decrease in same-restaurant guest counts. Average annual sales per restaurant for Olive Garden were $4.8 million in fiscal 2011 compared to $4.7 million in fiscal 2010.
Red Lobster’s sales of $2.52 billion in fiscal 2011 were 1.3 percent above fiscal 2010, driven primarily by revenue from four net new restaurants combined with a U.S. same-restaurant sales increase of 0.3 percent. The increase in U.S. same-restaurant sales resulted from a 2.2 percent increase in average guest check partially offset by a 1.9 percent decrease in same-restaurant guest counts. Average annual sales per restaurant for Red Lobster were $3.6 million in fiscal 2011 and fiscal 2010.
LongHorn Steakhouse’s sales of $983.7 million in fiscal 2011 were 11.6 percent above fiscal 2010, driven primarily by revenue from 23 net new restaurants combined with a same-restaurant sales increase of 5.4 percent. The increase in same-restaurant sales resulted from a 3.4 percent increase in same-restaurant guest counts combined with a 2.0 percent increase in average guest check. Average annual sales per restaurant for LongHorn Steakhouse were $2.9 million in fiscal 2011 compared to $2.7 million in fiscal 2010.
In total, The Capital Grille, Bahama Breeze and Seasons 52 generated sales of $502.2 million in fiscal 2011, which were 19.0 percent above fiscal 2010, primarily driven by four new restaurants at The Capital Grille, one new restaurant at Bahama Breeze and six new restaurants at Seasons 52. Additionally, sales growth reflected same-restaurant sales increases of 6.2 percent at The Capital Grille, 2.4 percent at Bahama Breeze and 4.4 percent at Seasons 52. Average annual sales per restaurant for The Capital Grille were $6.5 million in fiscal 2011 compared to $6.2 million in fiscal 2010. Average annual sales per restaurant for Bahama Breeze were $5.5 million in fiscal 2011 compared to $5.4 million in fiscal 2010. Average annual sales per restaurant for Seasons 52 were $6.3 million in fiscal 2011 compared to $5.9 million in fiscal 2010.
COSTS AND EXPENSES
Total costs and expenses from continuing operations were $7.36 billion in fiscal 2012, $6.85 billion in fiscal 2011 and $6.57 billion in fiscal 2010. As a percent of sales, total costs and expenses from continuing operations were 92.0 percent in fiscal 2012, 91.4 percent in fiscal 2011 and 92.4 percent in fiscal 2010.
Food and beverage costs increased $287.0 million, or 13.2 percent, from $2.17 billion in fiscal 2011 to $2.46 billion in fiscal 2012. Food and beverage costs increased $122.4 million, or 6.0 percent, from $2.05 billion in fiscal 2010 to $2.17 billion in fiscal 2011. As a percent of sales, food and beverage costs increased from fiscal 2011 to fiscal 2012 primarily as a result of higher seafood and other food commodity costs and unfavorable menu-mix, partially offset by pricing. As a percent of sales, food and beverage costs increased from fiscal 2010 to fiscal 2011 primarily as a result of higher seafood and other commodity costs, partially offset by pricing.
Restaurant labor costs increased $105.1 million, or 4.4 percent, from $2.40 billion in fiscal 2011 to $2.50 billion in fiscal 2012. Restaurant labor costs increased $46.3 million, or 2.0 percent, from $2.35 billion in fiscal 2010 to $2.40 billion in fiscal 2011. As a percent of sales, restaurant labor costs decreased in fiscal 2012 primarily as a result of sales leveraging, improved wage-rate management and lower manager incentive compensation, partially offset by an increase in FICA taxes on higher reported tips. The increase in FICA tax expense on higher reported tips is fully offset in our consolidated earnings from continuing operations by a corresponding income tax credit, which reduces income tax expense. As a percent of sales, restaurant labor costs decreased in fiscal 2011 primarily as a result of pricing, increased employee productivity, lower manager incentive compensation, decreased employee insurance claims costs and improved wage-rate management, partially offset by higher unemployment taxes.
Restaurant expenses (which include utilities, repairs and maintenance, credit card, lease, property tax, workers’ compensation, new restaurant pre-opening and other restaurant-level operating expenses) increased $71.6 million, or 6.3 percent, from $1.13 billion in fiscal 2011 to $1.20 billion in fiscal 2012. Restaurant expenses increased $46.8 million, or 4.3 percent, from $1.08 billion in fiscal 2010 to $1.13 billion in fiscal 2011. As a percent of sales, restaurant expenses decreased in fiscal 2012 as compared to fiscal 2011 primarily due to sales leveraging and lower credit card fees partially offset by higher workers' compensation costs. As a percent of sales, restaurant expenses decreased in fiscal 2011 as compared to fiscal 2010 primarily due to pricing and lower general liability expenses partially offset by higher credit card fees.
Selling, general and administrative expenses increased $4.1 million, or 0.6 percent, from $742.7 million in fiscal 2011 to $746.8 million in fiscal 2012. Selling, general and administrative expenses increased $52.0 million, or 7.5 percent, from $690.7 million in fiscal 2010 to $742.7 million in fiscal 2011. As a percent of sales, selling, general and administrative expenses decreased from fiscal 2011 to fiscal 2012 primarily due to sales leveraging, lower performance incentive compensation and favorable market-driven changes in fair value related to our non-qualified deferred compensation plans, partially offset by higher media costs. As a percent of sales, selling, general and administrative expenses increased from fiscal 2010 to fiscal 2011 primarily due to higher media expenses and compensation expenses partially offset by sales leveraging.
Depreciation and amortization expense increased $32.3 million, or 10.2 percent, from $316.8 million in fiscal 2011 to $349.1 million in fiscal 2012. Depreciation and amortization expense increased $15.9 million, or 5.3 percent, from $300.9 million in fiscal 2010 to $316.8 million in fiscal 2011. As a percent of sales, depreciation and amortization expense increased in fiscal 2012 primarily due to an increase in depreciable assets related to new restaurants and remodel activities, partially offset by sales leveraging. As a percent of sales, depreciation and amortization expense decreased in fiscal 2011 primarily due to sales leveraging, partially offset by the increase in depreciable assets related to new restaurants and remodel activities.
Net interest expense increased $8.0 million, or 8.5 percent, from $93.6 million in fiscal 2011 to $101.6 million in fiscal 2012. Net interest expense decreased $0.3 million, or 0.3 percent, from $93.9 million in fiscal 2010 to $93.6 million in fiscal 2011. As a percent of sales, net interest expense increased in fiscal 2012 compared to fiscal 2011 due to higher average debt balances in fiscal 2012, partially offset by sales leveraging. As a percent of sales, net interest expense decreased in fiscal 2011 compared to fiscal 2010 primarily as a result of lower average debt balances associated with the repayment of a portion of our long-term debt and sales leveraging, partially offset by the fiscal 2010 release of interest reserves associated with the favorable resolution of tax matters in fiscal 2010.
INCOME TAXES
The effective income tax rates for fiscal 2012, 2011 and 2010 continuing operations were 25.3 percent, 26.1 percent and 25.1 percent, respectively. The decrease in our effective rate for fiscal 2012 is primarily attributable to an increase in federal income tax credits related to the HIRE Act, an increase in the impact of FICA tax credits for employee reported tips, partially offset by the impact of market-driven changes in the value of our trust-owned life insurance that are excluded for tax purposes. The increase in our effective rate for fiscal 2011 is primarily attributable to the impact in fiscal 2010 of the favorable resolution of prior-year tax matters expensed in prior years and due to the increase in earnings before income taxes in fiscal 2011, partially offset by the impact of market-driven changes in the value of our trust-owned life insurance that are excluded for tax purposes.
NET EARNINGS AND NET EARNINGS PER SHARE FROM CONTINUING OPERATIONS
Net earnings from continuing operations for fiscal 2012 were $476.5 million ($3.58 per diluted share) compared with net earnings from continuing operations for fiscal 2011 of $478.7 million ($3.41 per diluted share) and net earnings from continuing operations for fiscal 2010 of $407.0 million ($2.86 per diluted share).
Net earnings from continuing operations for fiscal 2012 decreased 0.5 percent and diluted net earnings per share from continuing operations increased 5.0 percent compared with fiscal 2011. The decrease in net earnings from continuing operations was primarily due to higher food and beverage costs, depreciation and amortization expense, and net interest expense as a percent of sales, which were partially offset by increased sales and lower restaurant labor expenses, restaurant expenses and selling, general and administrative expenses as a percent of sales, and a lower effective income tax rate. While net earnings from continuing operations decreased, diluted net earnings per share from continuing operations increased for fiscal 2012 due to a reduction in the average diluted shares outstanding primarily as a result of the cumulative impact of our continuing repurchase of our common stock.
Net earnings from continuing operations for fiscal 2011 increased 17.6 percent and diluted net earnings per share from continuing operations increased 19.2 percent compared with fiscal 2010. The increases in net earnings and diluted net earnings per share from continuing operations were primarily due to increases in sales and decreases in restaurant labor costs, restaurant expenses, depreciation and amortization expenses and interest expenses as a percent of sales, which were only partially offset by increases in food and beverage costs and selling, general and administrative expenses as a percent of sales. Diluted net earnings per share growth for fiscal 2011 was impacted by the reduction of diluted net earnings per share in fiscal 2010 of approximately $0.09 as a result of adjustments to our gift card redemption rate assumptions based on current consumer redemption behavior. Diluted net earnings per share from continuing operations for fiscal 2011 also benefited from the cumulative impact of our share repurchase program.
LOSSES FROM DISCONTINUED OPERATIONS
On an after-tax basis, losses from discontinued operations for fiscal 2012 were $1.0 million ($0.01 per diluted share) compared with losses from discontinued operations for fiscal 2011 of $2.4 million ($0.02 per diluted share) and fiscal 2010 of $2.5 million ($0.02 per diluted share).
SEASONALITY
Our sales volumes fluctuate seasonally. During fiscal 2012, 2011 and 2010, our average sales per restaurant were highest in the winter and spring, followed by the summer, and lowest in the fall. Holidays, changes in the economy, severe weather and similar conditions may impact sales volumes seasonally in some operating regions. Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.
IMPACT OF INFLATION
We attempt to minimize the annual effects of inflation through appropriate planning, operating practices and menu price increases. During periods of higher than expected inflationary costs, we have been able to reduce the annual impact utilizing these strategies. We experienced higher than normal inflationary costs during fiscal 2012 and were able to partially reduce the annual impact utilizing these strategies. We do not believe inflation had a significant overall effect on our annual results of operations during fiscal 2011 and 2010.
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
The judgments we make related to the expected useful lives of long-lived assets and our ability to realize undiscounted cash flows in excess of the carrying amounts of these assets are affected by factors such as the ongoing maintenance and improvements of the assets, changes in economic conditions, changes in usage or operating performance, desirability of the restaurant sites and other factors, such as our ability to sell our assets held for sale. As we assess the ongoing expected cash flows and carrying amounts of our long-lived assets, significant adverse changes in these factors could cause us to realize a material impairment loss. During fiscal 2012, we recognized asset impairment losses of $0.5 million ($0.3 million after tax), primarily related to the permanent closure of one Red Lobster, and the write-down of assets held for disposition based on updated valuations. During fiscal 2011, we recognized asset impairment losses of $4.7 million ($2.9 million after tax), primarily related to the permanent closure of two Red Lobsters and the write-down of another Red Lobster based on an evaluation of expected cash flows, and the write-down of assets held for disposition based on updated valuations. During fiscal 2010, we recognized asset impairment losses of $6.2 million ($3.8 million after tax), primarily related to the write-down of assets held for disposition based on updated valuations, the permanent closure of three Red Lobsters and three LongHorn Steakhouses and the write-down of two LongHorn Steakhouses and one Olive Garden based on an evaluation of expected cash flows. Asset impairment losses are included in selling, general and administrative expenses on our consolidated statements of earnings.
Valuation and Recoverability of Goodwill and Trademarks
We review our goodwill and trademarks for impairment annually, as of the first day of our fiscal fourth quarter, or more frequently if indicators of impairment exist. Goodwill and trademarks are not subject to amortization and have been assigned to reporting units for purposes of impairment testing. The reporting units are our restaurant brands. At May 27, 2012 and May 29, 2011, we had goodwill of $538.6 million and $517.1 million, respectively. At May 27, 2012 and May 29, 2011, we had trademarks of $464.9 million and $454.0 million, respectively.
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

Consistent with our accounting policy for goodwill and trademarks, we performed our annual impairment test of our goodwill and trademarks as of the first day of our fiscal fourth quarter. As of the beginning of our fiscal fourth quarter, we had seven reporting units: Red Lobster, Olive Garden, LongHorn Steakhouse, The Capital Grille, Bahama Breeze, Seasons 52 and Eddie V's. Two of these reporting units, LongHorn Steakhouse and The Capital Grille, have a significant amount of goodwill. As we finalized the purchase price allocation for Eddie V's during our fourth fiscal quarter of 2012 and no indicators of impairment were identified, we excluded the goodwill allocated to Eddie V's from our annual impairment test. As part of our process for performing the step one impairment test of goodwill, we estimated the fair value of our reporting units utilizing the income and market approaches described above to derive an enterprise value of the Company. We reconciled the enterprise value to our overall estimated market capitalization. The estimated market capitalization considers recent trends in our market capitalization and an expected control premium, based on comparable recent and historical transactions. Based on the results of the step one impairment test, no impairment of goodwill was indicated.
Given the significance of goodwill related to LongHorn Steakhouse ($49.5 million) and The Capital Grille ($401.8 million), we also performed sensitivity analyses on our estimated fair value of these reporting units using the income approach. A key assumption in our fair value estimate is the weighted-average cost of capital utilized for discounting our cash flow estimates in our income approach. We selected a weighted-average cost of capital for LongHorn Steakhouse and The Capital Grille of 11.0 percent. An increase in the weighted-average cost of capital of approximately 680 basis points and approximately 220 basis points would result in an impairment of a portion of the goodwill of LongHorn Steakhouse and The Capital Grille, respectively. The estimated fair value of LongHorn Steakhouse exceeded its carrying value by approximately 171 percent. The estimated fair value of The Capital Grille exceeded its carrying value by approximately 37 percent.
The fair value of trademarks are estimated and compared to the carrying value. We estimate the fair value of trademarks using the relief-from-royalty method, which requires assumptions related to projected sales from our annual long-range plan; assumed royalty rates that could be payable if we did not own the trademarks; and a discount rate. We recognize an impairment loss when the estimated fair value of the trademarks is less than the carrying value. We completed our impairment test and concluded as of the date of the test, there was no impairment of the trademarks for LongHorn Steakhouse and The Capital Grille. The estimated fair value of LongHorn Steakhouse's trademark exceeded its carrying value of $307.0 million by approximately 87 percent. The estimated fair value of The Capital Grille's trademark exceeded its carrying value of $147.0 million by approximately 49 percent. As our calculation of the trademark related to Eddie V's was finalized in the fourth quarter of fiscal 2012, we did not separately test the trademark for impairment. A key assumption in our fair value estimate is the discount rate utilized in the relief-from-royalty method. We selected a discount rate for LongHorn Steakhouse and The Capital Grille of 12.0 percent. An increase in the discount rate of approximately 650 basis points and approximately 310 basis points would result in impairment of a portion of the trademarks of LongHorn Steakhouse and The Capital Grille, respectively.
We determined that there was no goodwill or trademark impairment as of the first day of our fiscal 2012 fourth quarter and no additional indicators of impairment were identified through the end of our fiscal fourth quarter that would require us to test further for impairment. However, declines in our market capitalization (reflected in our stock price) as well as in the market capitalization of other companies in the restaurant industry, declines in sales at our restaurants, and significant adverse changes in the operating environment for the restaurant industry may result in a future impairment loss.
Changes in circumstances, existing at the measurement date or at other times in the future, or in the numerous estimates associated with management’s judgments and assumptions made in assessing the fair value of our goodwill, could result in an impairment loss of a portion or all of our goodwill or trademarks. If we recorded an impairment loss, our financial position and results of operations would be adversely affected and our leverage ratio for purposes of our credit agreement would increase. A leverage ratio exceeding the maximum permitted under our credit agreement would be a default under our credit agreement. At May 27, 2012, a write down of goodwill, other indefinite-lived intangible assets, or any other assets in excess of approximately $850.0 million would have been required to cause our leverage ratio to exceed the permitted maximum. As our leverage ratio is determined on a quarterly basis and due to the seasonal nature of our business, a lesser amount of impairment in future quarters could cause our leverage ratio to exceed the permitted maximum.
We evaluate the useful lives of our other intangible assets, primarily intangible assets associated with our acquisitions, to determine if they are definite or indefinite-lived. Reaching a determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, demand, competition, other economic factors (such as the stability of the industry, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), the level of required maintenance expenditures, and the expected lives of other related groups of assets.
Insurance Accruals
Through the use of insurance program deductibles and self-insurance, we retain a significant portion of expected losses under our workers’ compensation, employee medical and general liability programs. However, we carry insurance for individual workers’ compensation and general liability claims that exceed $0.5 million. Accrued liabilities have been recorded based on our estimates of the anticipated ultimate costs to settle all claims, both reported and not yet reported.

Our accounting policies regarding these insurance programs include our judgments and independent actuarial assumptions about economic conditions, the frequency or severity of claims and claim development patterns and claim reserve, management and settlement practices. Unanticipated changes in these factors may produce materially different amounts of reported expense under these programs.
Unearned Revenues
Unearned revenues represent our liability for gift cards that have been sold but not yet redeemed. We recognize sales from our gift cards when the gift card is redeemed by the customer. Although there are no expiration dates or dormancy fees for our gift cards, based on our historical gift card redemption patterns, we can reasonably estimate the amount of gift cards for which redemption is remote, which is referred to as “breakage”. We recognize breakage within sales for unused gift card amounts in proportion to actual gift card redemptions, which is also referred to as the “redemption recognition” method. The estimated value of gift cards expected to go unused is recognized over the expected period of redemption as the remaining gift card values are redeemed. Utilizing this method, we estimate both the amount of breakage and the time period of redemption. If actual redemption patterns vary from our estimates, actual gift card breakage income may differ from the amounts recorded. We update our estimate of our breakage rate periodically and apply that rate to gift card redemptions. Changing our breakage-rate assumption on unredeemed gift cards by 10 percent of the current rate would result in an adjustment in our unearned revenues of approximately $25.5 million.
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
We base our estimates on the best available information at the time that we prepare the provision. We generally file our annual income tax returns several months after our fiscal year end. For U.S. federal income tax purposes, we participate in the Internal Revenue Service’s (IRS) Compliance Assurance Process whereby our U.S. federal income tax returns are reviewed by the IRS both prior to and after their filing. The U.S. federal income tax returns that we filed through the fiscal year ended May 30, 2010 have been audited by the IRS. In the first quarter of fiscal 2012, the IRS completed the audit of our tax returns for the fiscal year ended May 30, 2010 with no material adjustments. The Company’s tax returns for the fiscal year ended May 29, 2011 are under audit, and are expected to be completed by the second quarter of fiscal 2013. The IRS commenced examination of our U.S. federal income tax returns for May 27, 2012 in the first quarter of fiscal 2012. The examination is anticipated to be completed by the first quarter of fiscal 2014. Income tax returns are subject to audit by state and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws. The major jurisdictions in which the Company files income tax returns include the U.S. federal jurisdiction, Canada, and most states in the U.S. that have an income tax. With a few exceptions, the Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before fiscal 2011, and state and local, or non-U.S. income tax examinations by tax authorities for years before fiscal 2002.

Included in the balance of unrecognized tax benefits at May 27, 2012 is $1.0 million related to tax positions for which it is reasonably possible that the total amounts could change during the next twelve months based on the outcome of examinations. The $1.0 million relates to items that would impact our effective income tax rate.

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
Until October 3, 2011, we maintained a $750.0 million revolving Credit Agreement dated September 20, 2007 (Prior Revolving Credit Agreement) with Bank of America, N.A. (BOA), as administrative agent, and the lenders and other agents party thereto. The Prior Revolving Credit Agreement supported our commercial paper borrowing program and would have matured on September 20, 2012, but was terminated on October 3, 2011 when we entered into the new credit arrangements described below and repaid all amounts that were outstanding under the Prior Revolving Credit Agreement.
On October 3, 2011, we entered into a new $750.0 million revolving Credit Agreement (New Revolving Credit Agreement) with BOA, as administrative agent, and the lenders and other agents party thereto. The New Revolving Credit Agreement is a senior unsecured credit commitment to the Company and contains customary representations and affirmative and negative covenants (including limitations on liens and subsidiary debt and a maximum consolidated lease adjusted total debt to total capitalization ratio of 0.75 to 1.00) and events of default customary for credit facilities of this type. As of May 27, 2012, we were in compliance with the covenants under the New Revolving Credit Agreement. Additional information regarding terms and conditions of the Prior Revolving Credit agreement and the New Revolving Credit Agreement is incorporated by reference from Note 9 to our consolidated financial statements in Part II, Item 8 of this report.
As of May 27, 2012, we had no outstanding balances under the New Revolving Credit Agreement. As of May 27, 2012, $262.7 million of commercial paper and $70.9 million of letters of credit were outstanding, which are backed by this facility. After consideration of outstanding commercial paper and letters of credit backed by the New Revolving Credit Agreement, as of May 27, 2012, we had $416.4 million of credit available under the New Revolving Credit Agreement.
On October 11, 2011, we issued $400.0 million aggregate principal amount of unsecured 4.500 percent senior notes due October 2021 (the New Senior Notes) under a registration statement filed with the SEC on October 6, 2010. Discount and issuance costs, which totaled $5.1 million, are being amortized over the term of the New Senior Notes using the straight-line method, the results of which approximate the effective interest method. Interest on the New Senior Notes is payable semi-annually in arrears on April 15 and October 15 of each year, commencing April 15, 2012. We may redeem the New Senior Notes at any time in whole or from time to time in part, at the principal amount plus a make-whole premium. If we experience a change in control triggering event, unless we have previously exercised our right to redeem the New Senior Notes, we may be required to purchase the New Senior Notes from the holders at a purchase price equal to 101 percent of their principal amount plus accrued and unpaid interest.
At May 27, 2012, our long-term debt consisted principally of:

•	$100.0 million of unsecured 7.125 percent debentures due in February 2016;

•	$500.0 million of unsecured 6.200 percent senior notes due in October 2017;

•	$400.0 million of unsecured 4.500 percent senior notes due in October 2021;

•	$150.0 million of unsecured 6.000 percent senior notes due in August 2035;

•	$300.0 million of unsecured 6.800 percent senior notes due in October 2037; and

•	An unsecured, variable rate $5.9 million commercial bank loan due in December 2018 that is used to support a loan from us to the Employee Stock Ownership Plan (ESOP) portion of the Darden Savings Plan.
 We also have $350.0 million of unsecured 5.625 percent senior notes due in October 2012 included in current liabilities as current portion of long-term debt. Upon maturity of the notes due October 2012, we expect to issue unsecured debt securities that will effectively refinance the notes due October 2012.
On June 18, 2012, we agreed to issue and sell $80.0 million unsecured 3.790 percent senior notes due in August 2019 and $220.0 million unsecured 4.520 percent senior notes due August 2024 (collectively, the “Notes”), pursuant to the provisions of a Note Purchase Agreement among us and the purchasers named therein. The sale and purchase of the Notes will occur at a closing in August 2012. We intend to use the net proceeds from the offering of the Notes for the repayment of existing indebtedness, and for other general corporate purposes. The Notes were offered in a private placement transaction exempt from the SEC registration requirements. Additional information regarding terms and conditions of the Note Purchase Agreement is incorporated by reference from Note 9 to our consolidated financial statements in Part II, Item 8 of this report.
The interest rates on our $350.0 million senior notes due October 2012, $500.0 million senior notes due October 2017 and $300.0 million senior notes due October 2037 are subject to adjustment from time to time if the debt rating assigned to such series of notes is downgraded below a certain rating level (or subsequently upgraded). The maximum adjustment is 2.000 percent above the initial interest rate and the interest rate cannot be reduced below the initial interest rate. As of May 27, 2012, no adjustments to these interest rates had been made.
All of our long-term debt currently outstanding is expected to be repaid entirely at maturity with interest being paid semi-annually over the life of the debt. The aggregate maturities of long-term debt for each of the five fiscal years subsequent to May 27, 2012 and thereafter are $350.0 million in fiscal 2013, $0.0 million in fiscal 2014, $0.0 million in fiscal 2015, $100.0 million in fiscal 2016, $0.0 million in fiscal 2017 and $1,355.9 million thereafter.
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

A summary of our contractual obligations and commercial commitments at May 27, 2012, is as follows:

(in millions)	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Short-term debt	$262.7	$262.7	$—	$—	$—
Long-term debt (1)	2,917.6	447.2	173.6	265.6	2,031.2
Operating leases	936.8	151.5	272.0	210.8	302.5
Purchase obligations (2)	675.0	650.5	16.5	8.0	—
Capital lease obligations (3)	94.7	5.2	10.9	11.4	67.2
Benefit obligations (4)	461.0	38.1	77.0	85.3	260.6
Unrecognized income tax benefits (5)	17.4	1.2	11.1	5.1	—
Total contractual obligations	$5,365.2	$1,556.4	$561.1	$586.2	$2,661.5

(in millions)	Amount of Commitment Expiration per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Standby letters of credit (6)	$119.5	$119.5	$—	$—	$—
Guarantees (7)	5.4	1.2	2.1	1.4	0.7
Total commercial commitments	$124.9	$120.7	$2.1	$1.4	$0.7

(1)
Includes interest payments associated with existing long-term debt, including the current portion. Variable-rate interest payments associated with the ESOP loan were estimated based on an average interest rate of 1.3 percent. Excludes issuance discount of $5.5 million.

(2)	Includes commitments for food and beverage items and supplies, capital projects, information technology and other miscellaneous commitments.

(3)	Includes total imputed interest of $38.7 million over the life of the capital lease obligation.

(4)
Includes expected contributions associated with our defined benefit plans and payments associated with our postretirement benefit plan and our non-qualified deferred compensation plan through fiscal 2022.

(5)	Includes interest on unrecognized income tax benefits of $1.7 million, $0.2 million of which relates to contingencies expected to be resolved within one year.

(6)
Includes letters of credit for $99.2 million of workers’ compensation and general liability accruals in our consolidated financial statements, $70.9 million of which are backed by our Revolving Credit Agreement, letters of credit for $0.9 million of lease payments included in the contractual operating lease obligation payments noted above and other letters of credit totaling $19.4 million.

(7)
Consists solely of guarantees associated with leased properties that have been assigned to third parties. We are not aware of any non-performance under these arrangements that would result in our having to perform in accordance with the terms of the guarantees.

Our fixed-charge coverage ratio, which measures the number of times each year that we earn enough to cover our fixed charges, amounted to 5.0 times and 5.4 times, on a continuing operations basis, for the fiscal years ended May 27, 2012 and May 29, 2011, respectively. Our adjusted debt to adjusted total capital ratio (which includes 6.25 times the total annual minimum rent of $136.6 million and $125.6 million for the fiscal years ended May 27, 2012 and May 29, 2011, respectively, as components of adjusted debt and adjusted total capital) was 62 percent and 56 percent at May 27, 2012 and May 29, 2011, respectively. We include the lease-debt equivalent and contractual lease guarantees in our adjusted debt to adjusted total capital ratio reported to shareholders, as we believe its inclusion better represents the optimal capital structure that we target from period to period and because it is consistent with the calculation of the covenant under our New Revolving Credit Agreement.

Based on these ratios, we believe our financial condition is strong. The composition of our capital structure is shown in the following table.

(In millions, except ratios)	May 27, 2012	May 29, 2011
CAPITAL STRUCTURE
Short-term debt	$262.7	$185.5
Current portion long-term debt	350.0	—
Long-term debt, excluding unamortized discounts	1,459.1	1,411.7
Capital lease obligations	56.0	57.3
Total debt	$2,127.8	$1,654.5
Stockholders’ equity	1,842.0	1,936.2
Total capital	$3,969.8	$3,590.7
CALCULATION OF ADJUSTED CAPITAL
Total debt	$2,127.8	$1,654.5
Lease-debt equivalent	853.8	785.0
Guarantees	5.4	7.4
Adjusted debt	$2,987.0	$2,446.9
Stockholders’ equity	1,842.0	1,936.2
Adjusted total capital	$4,829.0	$4,383.1
CAPITAL STRUCTURE RATIOS
Debt to total capital ratio	54%	46%
Adjusted debt to adjusted total capital ratio	62%	56%

Net cash flows provided by operating activities from continuing operations were $762.2 million, $894.7 million and $903.4 million in fiscal 2012, 2011 and 2010, respectively. Net cash flows provided by operating activities include net earnings from continuing operations of $476.5 million, $478.7 million and $407.0 million in fiscal 2012, 2011 and 2010, respectively. Net cash flows provided by operating activities from continuing operations decreased in fiscal 2012 primarily due to higher inventory levels and the settlement of our October 2011 treasury-lock instruments. The increase in inventory levels in fiscal 2012 was primarily related to the timing of inventory purchases as a result of our strategy to take ownership of our inventory earlier in the supply chain to ensure a more secure and efficient supply of inventory to our restaurants. Net cash flows provided by operating activities reflect income tax payments of $123.5 million, $126.4 million and $94.8 million in fiscal 2012, 2011 and 2010, respectively. The lower tax payments in fiscal 2010, as compared with tax payments in fiscal 2012 and 2011, primarily relates to the recognition of tax benefits related to the timing of deductions for fixed-asset related expenditures and the application of the overpayment of income taxes in prior years to fiscal 2010 tax liabilities.
Net cash flows used in investing activities from continuing operations were $721.6 million, $552.7 million and $428.7 million in fiscal 2012, 2011 and 2010, respectively. Net cash flows used in investing activities from continuing operations included capital expenditures incurred principally for building new restaurants, remodeling existing restaurants, replacing equipment, and technology initiatives. Capital expenditures related to continuing operations were $639.7 million in fiscal 2012, compared to $547.7 million in fiscal 2011 and $432.1 million in fiscal 2010. The increasing trend of expenditures in fiscal 2012 and 2011 results primarily from increases in remodel and new restaurant activity over the past two years. Additionally, net cash used in the acquisition of Eddie V's in fiscal 2012 was $58.5 million.
Net cash flows used in financing activities from continuing operations were $40.4 million, $521.0 million and $290.0 million in fiscal 2012, 2011 and 2010, respectively. During October 2011, we completed the offering of $400.0 million of New Senior Notes, resulting in net proceeds of $394.9 million which were used to effectively refinance the $225.0 million of long-term notes that we repaid at maturity during fiscal 2011 and a portion of our outstanding short-term debt. Repayments of long-term debt were $2.1 million, $226.8 million and $1.8 million in fiscal 2012, 2011 and 2010, respectively. Net proceeds from the issuance of short-term debt were $77.2 million and $185.5 million in fiscal 2012 and 2011, respectively, while net repayments of short-term debt were $150.0 million in fiscal 2010. For fiscal 2012, net cash flows used in financing activities included our repurchase of 8.2 million shares of our common stock for $375.1 million, compared to 8.6 million shares of our common stock for $385.5 million in fiscal 2011 and 2.0 million shares of our common stock for $85.1 million in fiscal 2010. As of May 27,

2012, our Board of Directors had authorized us to repurchase up to 187.4 million shares of our common stock and a total of 170.9 million shares had been repurchased under the authorization. The repurchased common stock is reflected as a reduction of stockholders’ equity. As of May 27, 2012, our unused authorization was 16.5 million shares. We received proceeds primarily from the issuance of common stock upon the exercise of stock options of $70.2 million, $63.0 million and $66.3 million in fiscal 2012, 2011 and 2010, respectively. Net cash flows used in financing activities also included dividends paid to stockholders of $223.9 million, $175.5 million and $140.0 million in fiscal 2012, 2011 and 2010, respectively. The increase in dividend payments reflects the increase in our annual dividend rate from $1.00 per share in fiscal 2010, to $1.28 per share in fiscal 2011 and to $1.72 per share in fiscal 2012. In June 2012, our Board of Directors approved an increase in the quarterly dividend to $0.50 per share, which indicates an annual dividend of $2.00 per share in fiscal 2013.
Our defined benefit and other postretirement benefit costs and liabilities are determined using various actuarial assumptions and methodologies prescribed under FASB ASC Topic 715, Compensation - Retirement Benefits and Topic 712, Compensation - Nonretirement Postemployment Benefits. We use certain assumptions including, but not limited to, the selection of a discount rate, expected long-term rate of return on plan assets and expected health care cost trend rates. We set the discount rate assumption annually for each plan at its valuation date to reflect the yield of high quality fixed-income debt instruments, with lives that approximate the maturity of the plan benefits. At May 27, 2012, our discount rate was 4.4 percent and 4.5 percent, respectively, for our defined benefit and postretirement benefit plans. The expected long-term rate of return on plan assets and health care cost trend rates are based upon several factors, including our historical assumptions compared with actual results, an analysis of current market conditions, asset allocations and the views of leading financial advisers and economists. Our assumed expected long-term rate of return on plan assets for our defined benefit plan was 9.0 percent for each of the fiscal years reported. At May 27, 2012, the expected health care cost trend rate assumed for our postretirement benefit plan for fiscal 2013 was 7.7 percent. The rate gradually decreases to 5.0 percent through fiscal 2022 and remains at that level thereafter. We made contributions of approximately $22.2 million, $12.9 million and $0.4 million in fiscal years 2012, 2011 and 2010, respectively, to our defined benefit pension plan to maintain its targeted funded status as of each annual valuation date.
The expected long-term rate of return on plan assets component of our net periodic benefit cost is calculated based on the market-related value of plan assets. Our target asset fund allocation is 40 percent U.S. equities, 35 percent high-quality, long-duration fixed-income securities, 20 percent international equities, 5 percent real estate securities. We monitor our actual asset fund allocation to ensure that it approximates our target allocation and believe that our long-term asset fund allocation will continue to approximate our target allocation. In developing our expected rate of return assumption, we have evaluated the actual historical performance and long-term return projections of the plan assets, which give consideration to the asset mix and the anticipated timing of the pension plan outflows. We employ a total return investment approach whereby a mix of equity and fixed income investments are used to maximize the long-term return of plan assets for what we consider a prudent level of risk. Our historical 10-year, 15-year and 20-year rates of return on plan assets, calculated using the geometric method average of returns, are approximately 7.8 percent, 8.0 percent and 9.4 percent, respectively, as of May 27, 2012.
We have recognized net actuarial losses, net of tax, as a component of accumulated other comprehensive income (loss) for the defined benefit plans and postretirement benefit plan as of May 27, 2012 of $87.4 million and $1.9 million, respectively. These net actuarial losses represent changes in the amount of the projected benefit obligation and plan assets resulting from differences in the assumptions used and actual experience. The amortization of the net actuarial loss component of our fiscal 2013 net periodic benefit cost for the defined benefit plans and postretirement benefit plan is expected to be approximately $8.8 million and $0.0 million, respectively.

We believe our defined benefit and postretirement benefit plan assumptions are appropriate based upon the factors discussed above. However, other assumptions could also be reasonably applied that could differ from the assumptions used. A quarter-percentage point change in the defined benefit plans’ discount rate and the expected long-term rate of return on plan assets would increase or decrease earnings before income taxes by $0.7 million and $0.5 million, respectively. A quarter-percentage point change in our postretirement benefit plan discount rate would increase or decrease earnings before income taxes by $0.1 million. A one-percentage point increase in the health care cost trend rates would increase the accumulated postretirement benefit obligation (APBO) by $6.5 million at May 27, 2012 and the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost by $0.5 million for fiscal 2012. A one-percentage point decrease in the health care cost trend rates would decrease the APBO by $5.1 million at May 27, 2012 and the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost by $0.4 million for fiscal 2012. These changes in assumptions would not significantly impact our funding requirements. We expect to contribute approximately $17.5 million to $19.5 million to our defined benefit pension plans and approximately $1.0 million to our postretirement benefit plan during fiscal 2013.

On July 12, 2012, we entered into an agreement to acquire Yard House for $585.0 million in an all-cash transaction. After the acquisition, Yard House will be a wholly-owned subsidiary of Darden. The transaction has been approved by our Board of

Directors and is subject to the satisfaction of customary closing conditions, including, among others, the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The acquisition is expected to be completed early in the second quarter of fiscal 2013.
With the exception of the pending Yard House acquisition discussed above, we are not aware of any trends or events that would materially affect our capital requirements or liquidity. We believe that our internal cash-generating capabilities, the potential issuance of unsecured debt securities under our shelf registration statement and short-term commercial paper should be sufficient to finance our capital expenditures, including the Yard House acquisition, debt maturities, stock repurchase program and other operating activities through fiscal 2013.
OFF-BALANCE SHEET ARRANGEMENTS
We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity, capital expenditures or capital resources.
FINANCIAL CONDITION
Our total current assets were $757.6 million at May 27, 2012, compared with $663.8 million at May 29, 2011. The increase was primarily due to higher inventory levels related to the timing of inventory purchases as a result of our strategy to take ownership of our inventory earlier in the supply chain to ensure a more secure and efficient supply of inventory to our restaurants.
Our total current liabilities were $1.77 billion at May 27, 2012, compared with $1.29 billion at May 29, 2011. The increase was primarily due to an increase in short-term debt related to our use of short-term financing to repurchase shares of our common stock, capital expenditures, purchase of inventory and the reclassification of long-term debt maturing within the next year.
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
We use the variance/covariance method to measure value at risk, over time horizons ranging from one week to one year, at the 95 percent confidence level. At May 27, 2012, our potential losses in future net earnings resulting from changes in foreign currency exchange rate instruments, commodity instruments, equity forwards and floating rate debt interest rate exposures were approximately $57.9 million over a period of one year (including the impact of the interest rate swap agreements discussed in Note 10 to our consolidated financial statements in Part II, Item 8 of this report, incorporated herein by reference). The value at risk from an increase in the fair value of all of our long-term fixed rate debt, over a period of one year, was approximately $127.1 million. The fair value of our long-term fixed rate debt during fiscal 2012 averaged $1.85 billion, with a high of $2.04 billion and a low of $1.55 billion. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows by targeting an appropriate mix of variable and fixed rate debt.

APPLICATION OF NEW ACCOUNTING STANDARDS

In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. Many of the amendments in this update change the wording used in the existing guidance to better align U.S. generally accepted accounting principles with International Financial Reporting Standards and to clarify the FASB's intent on various aspects of the fair value guidance. This update also requires increased disclosure of quantitative information about unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy. This update is effective for us in our first quarter of fiscal 2013 and will be applied prospectively. Other than requiring additional disclosures, adoption of this new guidance will not have a significant impact on our consolidated financial statements.
In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220), Presentation of Comprehensive Income, which requires companies to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of equity. In December 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05, to defer the effective date of the specific requirement to present items that are reclassified out of accumulated other comprehensive income to net income alongside their respective components of net income and other comprehensive income. We adopted all other provisions of this update in our fourth quarter of fiscal 2012, with the addition of our consolidated statements of comprehensive income and other changes to our consolidated financial statements.
In September 2011, the FASB issued ASU 2011-08, Intangibles - Goodwill and Other (Topic 350), Testing Goodwill for Impairment, which permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying value before applying the two-step goodwill impairment model that is currently in place. If it is determined through the qualitative assessment that a reporting unit's fair value is more likely than not greater than its carrying value, the remaining impairment steps would be unnecessary. The qualitative assessment is optional, allowing companies to go directly to the quantitative assessment. This update is effective for annual and interim goodwill impairment tests performed in fiscal years beginning after December 15, 2011, which will require us to adopt these provisions in fiscal 2013; however, early adoption is permitted. We do not believe adoption of this new guidance will have a significant impact on our consolidated financial statements.
In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210), Disclosures about Offsetting Assets and Liabilities, which requires companies to disclose information about financial instruments that have been offset and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Companies will be required to provide both net (offset amounts) and gross information in the notes to the financial statements for relevant assets and liabilities that are offset. This update is effective for us in our first quarter of fiscal 2014 and will be applied retrospectively. We do not believe adoption of this new guidance will have a significant impact on our consolidated financial statements.
FORWARD-LOOKING STATEMENTS
Statements set forth in or incorporated into this report regarding the expected net increase in the number of our restaurants, U.S. same-restaurant sales, total sales growth, diluted net earnings per share growth, and capital expenditures in fiscal 2013, and all other statements that are not historical facts, including without limitation statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Darden Restaurants, Inc. and its subsidiaries that are preceded by, followed by or that include words such as “may,” “will,” “expect,” “intend,” “anticipate,” “continue,” “estimate,” “project,” “believe,” “plan” or similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are included, along with this statement, for purposes of complying with the safe harbor provisions of that Act. Any forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update such statements for any reason to reflect events or circumstances arising after such date. By their nature, forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by such forward-looking statements. In addition to the risks and uncertainties of ordinary business obligations, and those described in information incorporated into this report, the forward-looking statements contained in this report are subject to the risks and uncertainties described in Part I, Item 1A “Risk Factors” in our Annual Report on Form 10-K for the year ended May 27, 2012, which are summarized as follows:

•	Food safety and food-borne illness concerns throughout the supply chain;

•	Litigation, including allegations of illegal, unfair or inconsistent employment practices;

•	Unfavorable publicity, or a failure to respond effectively to adverse publicity;

•
Risks relating to public policy changes and federal, state and local regulation of our business, including in the areas of health care reform, environmental matters, minimum wage, unionization, data privacy, menu labeling, immigration requirements and taxes;

•	Labor and insurance costs;

•	Insufficient guest or employee facing technology, or a failure to maintain a continuous and secure cyber network, free from material failure, interruption or security breach;

•	Our inability or failure to execute a comprehensive business continuity plan following a major natural disaster such as a hurricane or manmade disaster, including terrorism;

•	Health concerns arising from food-related pandemics, outbreaks of flu viruses or other diseases;

•	Intense competition, or an insufficient focus on competition and the consumer landscape;

•
Our failure to drive both short-term and long-term profitable sales growth through brand relevance, operating excellence, opening new restaurants of existing brands and developing or acquiring new dining brands;

•	Failure to complete the acquisition of Yard House, or once completed, to successfully integrate the Yard House business, and the additional indebtedness incurred to finance the Yard House acquisition;

•
Our plans to expand our newer brands Bahama Breeze, Seasons 52 and Eddie V's, and the testing of synergy restaurants and other new business ventures, that have not yet proven their long-term viability;

•	A lack of suitable new restaurant locations or a decline in the quality of the locations of our current restaurants;

•	Higher-than-anticipated costs to open, close, relocate or remodel restaurants;

•
A failure to identify and execute innovative marketing and customer relationship tactics, ineffective or improper use of social media or other marketing initiatives, and increased advertising and marketing costs;

•	A failure to develop and recruit effective leaders or the loss of key personnel, or a significant shortage of high-quality restaurant employees;

•
A failure to address cost pressures, including rising costs for commodities, health care and utilities used by our restaurants, and a failure to effectively deliver cost management activities and achieve economies of scale in purchasing;

•	The impact of shortages or interruptions in the delivery of food and other products from third party vendors and suppliers;

•	Adverse weather conditions and natural disasters;

•	Volatility in the market value of derivatives we use to hedge commodity prices;

•	Economic and business factors specific to the restaurant industry and other general macroeconomic factors including unemployment, energy prices and interest rates that are largely out of our control;

•	Disruptions in the financial markets that may impact consumer spending patterns, affect the availability and cost of credit and increase pension plan expenses;

•	Risks associated with doing business with franchisees, business partners and vendors in foreign markets;

•	Failure to protect our service marks or other intellectual property;

•	Impairment of the carrying value of our goodwill or other intangible assets; and

•	A failure of our internal controls over financial reporting and future changes in accounting standards.
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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of May 27, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Management has concluded that, as of May 27, 2012, the Company’s internal control over financial reporting was effective based on these criteria.
The Company’s independent registered public accounting firm KPMG LLP, has issued an audit report on the effectiveness of our internal control over financial reporting, which follows.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
The Board of Directors and Stockholders
Darden Restaurants, Inc.
We have audited Darden Restaurants, Inc.’s internal control over financial reporting as of May 27, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Darden Restaurants, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, Darden Restaurants, Inc. maintained, in all material respects, effective internal control over financial reporting as of May 27, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Darden Restaurants, Inc. as of May 27, 2012 and May 29, 2011, and the related consolidated statements of earnings, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended May 27, 2012, and our report dated July 20, 2012 expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG LLP
Orlando, Florida
July 20, 2012
Certified Public Accountants

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Darden Restaurants, Inc.
We have audited the accompanying consolidated balance sheets of Darden Restaurants, Inc. and subsidiaries as of May 27, 2012 and May 29, 2011, and the related consolidated statements of earnings, comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended May 27, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Darden Restaurants, Inc. and subsidiaries as of May 27, 2012 and May 29, 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended May 27, 2012, in conformity with U.S. generally accepted accounting principles.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Darden Restaurants, Inc.’s internal control over financial reporting as of May 27, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 20, 2012 expressed an unqualified opinion on the effectiveness of Darden Restaurants, Inc.’s internal control over financial reporting.
/s/ KPMG LLP
Orlando, Florida
July 20, 2012
Certified Public Accountants

DARDEN RESTAURANTS, INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(In millions, except per share data)

	May 27, 2012	May 29, 2011	May 30, 2010
Sales	$7,998.7	$7,500.2	$7,113.1
Costs and expenses:
Cost of sales:
Food and beverage	2,460.6	2,173.6	2,051.2
Restaurant labor	2,502.0	2,396.9	2,350.6
Restaurant expenses	1,200.6	1,129.0	1,082.2
Total cost of sales, excluding restaurant depreciation and amortization of $326.9, $295.6 and $283.4, respectively	$6,163.2	$5,699.5	$5,484.0
Selling, general and administrative	746.8	742.7	690.7
Depreciation and amortization	349.1	316.8	300.9
Interest, net	101.6	93.6	93.9
Total costs and expenses	$7,360.7	$6,852.6	$6,569.5
Earnings before income taxes	638.0	647.6	543.6
Income taxes	(161.5)	(168.9)	(136.6)
Earnings from continuing operations	$476.5	$478.7	$407.0
Losses from discontinued operations, net of tax benefit of $0.7, $1.5, and $1.5, respectively	(1.0)	(2.4)	(2.5)
Net earnings	$475.5	$476.3	$404.5
Basic net earnings per share:
Earnings from continuing operations	$3.66	$3.50	$2.92
Losses from discontinued operations	(0.01)	(0.02)	(0.02)
Net earnings	$3.65	$3.48	$2.90
Diluted net earnings per share:
Earnings from continuing operations	$3.58	$3.41	$2.86
Losses from discontinued operations	(0.01)	(0.02)	(0.02)
Net earnings	$3.57	$3.39	$2.84
Average number of common shares outstanding:
Basic	130.1	136.8	139.3
Diluted	133.2	140.3	142.4
Dividends declared per common share	$1.72	$1.28	$1.00
See accompanying notes to consolidated financial statements.

DARDEN RESTAURANTS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions)

	May 27, 2012	May 29, 2011	May 30, 2010
Net earnings	$475.5	$476.3	$404.5
Other comprehensive income (loss):
Foreign currency adjustment	(1.2)	1.8	1.5
Change in fair value of marketable securities, net of tax of $0.1, $(0.1) and $0.0, respectively	(0.1)	0.2	—
Change in fair value of derivatives, net of tax of $27.8, $4.8 and $2.5, respectively	(45.6)	(5.2)	—
Net unamortized gain (loss) arising during period, including amortization of unrecognized net actuarial loss, net of taxes of $24.8, $(9.0) and $9.5, respectively	(39.9)	14.5	(15.4)
Other comprehensive income (loss)	$(86.8)	$11.3	$(13.9)
Total comprehensive income	$388.7	$487.6	$390.6
See accompanying notes to consolidated financial statements.

DARDEN RESTAURANTS, INC.
CONSOLIDATED BALANCE SHEETS
(In millions)

	May 27, 2012	May 29, 2011
ASSETS
Current assets:
Cash and cash equivalents	$70.5	$70.5
Receivables, net	71.4	65.4
Inventories	404.1	300.1
Prepaid income taxes	12.2	5.2
Prepaid expenses and other current assets	74.9	77.0
Deferred income taxes	124.5	145.6
Total current assets	$757.6	$663.8
Land, buildings and equipment, net	3,951.3	3,622.0
Goodwill	538.6	517.1
Trademarks	464.9	454.0
Other assets	231.8	209.7
Total assets	$5,944.2	$5,466.6

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$260.7	$251.3
Short-term debt	262.7	185.5
Accrued payroll	154.3	167.1
Accrued income taxes	—	9.3
Other accrued taxes	60.4	64.3
Unearned revenues	231.7	200.0
Current portion of long-term debt	349.9	—
Other current liabilities	454.4	409.3
Total current liabilities	$1,774.1	$1,286.8
Long-term debt, less current portion	1,453.7	1,407.3
Deferred income taxes	312.9	345.4
Deferred rent	204.4	186.2
Obligations under capital leases, net of current installments	54.4	56.0
Other liabilities	302.7	248.7
Total liabilities	$4,102.2	$3,530.4
Stockholders’ equity:
Common stock and surplus, no par value. Authorized 500.0 shares; issued 289.0 and 287.2 shares, respectively; outstanding 129.0 and 134.6 shares, respectively	2,518.8	2,408.8
Preferred stock, no par value. Authorized 25.0 shares; none issued and outstanding	—	—
Retained earnings	3,172.8	2,921.9
Treasury stock, 160.0 and 152.6 shares, at cost, respectively	(3,695.8)	(3,325.3)
Accumulated other comprehensive income (loss)	(146.6)	(59.8)
Unearned compensation	(7.2)	(9.4)
Total stockholders’ equity	$1,842.0	$1,936.2
Total liabilities and stockholders’ equity	$5,944.2	$5,466.6
See accompanying notes to consolidated financial statements.

DARDEN RESTAURANTS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(In millions, except per share data)

	Common Stock And Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Officer Notes Receivable	Total Stockholders’ Equity
Balances at May 31, 2009	$2,183.1	$2,357.4	$(2,864.2)	$(57.2)	$(13.0)	$(0.1)	$1,606.0
Net earnings	—	404.5	—	—	—	—	404.5
Other comprehensive income	—	—	—	(13.9)	—	—	(13.9)
Cash dividends declared ($1.00 per share)	—	(140.0)	—	—	—	—	(140.0)
Stock option exercises (2.9 shares)	55.0	—	4.3	—	—	—	59.3
Stock-based compensation	33.6	—	—	—	—	—	33.6
ESOP note receivable repayments	—	—	—	—	1.8	—	1.8
Income tax benefits credited to equity	20.1	—	—	—	—	—	20.1
Purchases of common stock for treasury (2.0 shares)	—	—	(85.1)	—	—	—	(85.1)
Issuance of treasury stock under Employee Stock Purchase Plan and other plans (0.3 shares)	6.1	—	1.5	—	—	—	7.6
Repayment of officer notes	—	—	—	—	—	0.1	0.1
Balances at May 30, 2010	$2,297.9	$2,621.9	$(2,943.5)	$(71.1)	$(11.2)	$—	$1,894.0
Net earnings	—	476.3	—	—	—	—	476.3
Other comprehensive income	—	—	—	11.3	—	—	11.3
Cash dividends declared ($1.28 per share)	—	(176.3)	—	—	—	—	(176.3)
Stock option exercises (2.3 shares)	53.1	—	2.6	—	—	—	55.7
Stock-based compensation	33.9	—	—	—	—	—	33.9
ESOP note receivable repayments	—	—	—	—	1.8	—	1.8
Income tax benefits credited to equity	17.7	—	—	—	—	—	17.7
Purchases of common stock for treasury (8.6 shares)	—	—	(385.5)	—	—	—	(385.5)
Issuance of treasury stock under Employee Stock Purchase Plan and other plans (0.2 shares)	6.2	—	1.1	—	—	—	7.3
Balances at May 29, 2011	$2,408.8	$2,921.9	$(3,325.3)	$(59.8)	$(9.4)	$—	$1,936.2
Net earnings	—	475.5	—	—	—	—	475.5
Other comprehensive income	—	—	—	(86.8)	—	—	(86.8)
Cash dividends declared ($1.72 per share)	—	(224.6)	—	—	—	—	(224.6)
Stock option exercises (2.2 shares)	59.4	—	3.5	—	—	—	62.9
Stock-based compensation	26.5	—	—	—	—	—	26.5
ESOP note receivable repayments	—	—	—	—	2.1	—	2.1
Income tax benefits credited to equity	17.9	—	—	—	—	—	17.9
Purchases of common stock for treasury (8.2 shares)	—	—	(375.1)	—	—	—	(375.1)
Issuance of treasury stock under Employee Stock Purchase Plan and other plans (0.2 shares)	6.2	—	1.1	—	0.1	—	7.4
Balances at May 27, 2012	$2,518.8	$3,172.8	$(3,695.8)	$(146.6)	$(7.2)	$—	$1,842.0
See accompanying notes to consolidated financial statements.

DARDEN RESTAURANTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions, except per share data)

	Fiscal Year Ended
	May 27, 2012	May 29, 2011	May 30, 2010
Cash flows - operating activities
Net earnings	$475.5	$476.3	$404.5
Losses from discontinued operations, net of tax	1.0	2.4	2.5
Adjustments to reconcile net earnings from continuing operations to cash flows:
Depreciation and amortization	349.1	316.8	300.9
Asset impairment charges, net	0.5	4.7	6.2
Amortization of loan costs	6.7	2.8	3.3
Stock-based compensation expense	56.1	66.6	53.5
Change in current assets and liabilities	(191.4)	12.2	144.3
Contributions to pension and postretirement plan	(22.7)	(13.2)	(0.6)
Loss on disposal of land, buildings and equipment	7.1	6.9	0.3
Change in cash surrender value of trust-owned life insurance	4.1	(13.7)	(7.7)
Deferred income taxes	36.1	28.8	(10.2)
Change in deferred rent	18.5	17.1	15.4
Change in other liabilities	15.8	(15.4)	(14.4)
Income tax benefits from exercise of stock-based compensation credited to goodwill	0.6	0.2	1.4
Other, net	5.2	2.2	4.0
Net cash provided by operating activities of continuing operations	$762.2	$894.7	$903.4
Cash flows - investing activities
Purchases of land, buildings and equipment	(639.7)	(547.7)	(432.1)
Proceeds from disposal of land, buildings and equipment	3.3	7.0	12.5
Purchases of marketable securities	(32.1)	(6.5)	(15.5)
Proceeds from sale of marketable securities	21.3	5.1	12.8
Cash used in business acquisitions, net of cash acquired	(58.5)	—	—
Increase in other assets	(15.9)	(10.6)	(6.4)
Net cash used in investing activities of continuing operations	$(721.6)	$(552.7)	$(428.7)
Cash flows - financing activities
Proceeds from issuance of common stock	70.2	63.0	66.3
Income tax benefits credited to equity	17.9	17.7	20.1
Dividends paid	(223.9)	(175.5)	(140.0)
Purchases of treasury stock	(375.1)	(385.5)	(85.1)
ESOP note receivable repayments	2.1	1.8	1.8
Proceeds from issuance of short-term debt	2,321.0	1,454.9	401.2
Repayments of short-term debt	(2,243.8)	(1,269.4)	(551.2)
Repayments of long-term debt	(2.1)	(226.8)	(1.8)
Principal payments on capital leases	(1.6)	(1.2)	(1.3)
Proceeds from issuance of long-term debt	400.0	—	—
Payment of debt issuance costs	(5.1)	—	—
Net cash used in financing activities of continuing operations	$(40.4)	$(521.0)	$(290.0)
Cash flows - discontinued operations
Net cash used in operating activities of discontinued operations	(0.5)	(2.1)	(1.4)
Net cash provided by investing activities of discontinued operations	0.3	2.8	2.6
Net cash (used in) provided by discontinued operations	$(0.2)	$0.7	$1.2
(Decrease) increase in cash and cash equivalents	—	(178.3)	185.9
Cash and cash equivalents - beginning of year	70.5	248.8	62.9
Cash and cash equivalents - end of year	$70.5	$70.5	$248.8
Cash flows from changes in current assets and liabilities
Receivables, net	(6.1)	(5.9)	(15.8)
Inventories	(103.0)	(79.3)	26.2
Prepaid expenses and other current assets	(6.6)	(5.0)	(5.0)
Accounts payable	(10.2)	5.5	27.6
Accrued payroll	(13.3)	5.3	23.6
Prepaid/accrued income taxes	(16.3)	4.7	52.7
Other accrued taxes	(3.9)	2.3	1.8
Unearned revenues	31.1	27.3	26.9
Other current liabilities	(63.1)	57.3	6.3
Change in current assets and liabilities	$(191.4)	$12.2	$144.3
See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Operations and Principles of Consolidation
The accompanying consolidated financial statements include the operations of Darden Restaurants, Inc. and its wholly owned subsidiaries (Darden, the Company, we, us or our). We own and operate the Red Lobster®, Olive Garden®, LongHorn Steakhouse®, The Capital Grille®, Bahama Breeze®, Seasons 52®, Eddie V's Prime Seafood® and Wildfish Seafood Grille® restaurant brands located in the United States and Canada. Through subsidiaries, we own and operate all of our restaurants in the United States and Canada, except three. Those three restaurants are located in Central Florida and are owned by joint ventures managed by us. None of our restaurants in the United States or Canada are franchised. As of May 27, 2012, we franchised 5 LongHorn Steakhouse restaurants in Puerto Rico, 22 Red Lobster restaurants in Japan, and 1 Red Lobster restaurant in Dubai, to unaffiliated franchisees under area development and franchise agreements. All significant inter-company balances and transactions have been eliminated in consolidation.
Basis of Presentation
On November 14, 2011, we completed the acquisition of eight Eddie V's Prime Seafood restaurants and three Wildfish Seafood Grille restaurants (collectively Eddie V's) and all related assets and net working capital for $58.5 million in cash. The results of operations from Eddie V's, which are not material, are included in our consolidated financial statements from the date of acquisition. The acquisition resulted in the recording of depreciable assets, definite-lived amortizable intangible assets and indefinite-lived intangible assets, including goodwill.

The following table summarizes the preliminary estimated fair values of the Eddie V's assets acquired and liabilities assumed as of the acquisition date and the final adjustments made thereto through the fiscal year ended May 27, 2012:

(in millions)	Preliminary	Adjustments	Final Adjusted
Current assets	$1.7	$(0.3)	$1.4
Buildings and equipment	26.8	(0.4)	26.4
Trademarks	17.0	(6.1)	10.9
Other assets	2.9	(0.4)	2.5
Goodwill	16.6	5.5	22.1
Total assets acquired	$65.0	$(1.7)	$63.3
Current liabilities	4.5	—	4.5
Other liabilities	1.3	(1.0)	0.3
Total liabilities assumed	$5.8	$(1.0)	$4.8
Net assets acquired	$59.2	$(0.7)	$58.5

Adjustments to the preliminary purchase price allocation during the period ended May 27, 2012 were primarily related to updated valuations in the preliminary appraisals of identifiable intangible and tangible assets.

The excess of the purchase price over the aggregate fair value of net assets acquired was allocated to goodwill, all of which is expected to be deductible for tax purposes. Goodwill represents benefits expected as a result of the acquisition, including sales and unit growth opportunities in addition to supply-chain synergies. Trademarks primarily have an indefinite life based on the expected use of the assets and the regulatory and economic environment within which they are being used. These trademarks represent highly respected brands with positive connotations and we intend to cultivate and protect the use of these brands. Goodwill and indefinite-lived trademarks are not amortized but are reviewed annually for impairment or more frequently if indicators of impairment exist. Buildings and equipment will be depreciated over a period of 5 months to 23 years. Other assets and liabilities represent value associated with favorable and unfavorable market leases and will be amortized over a weighted average period of 16 years.

As a result of the acquisition and related integration efforts, we incurred expenses of approximately $2.9 million during the year ended May 27, 2012, which are included in selling, general and administrative expenses in our consolidated statements of earnings. Pro-forma financial information of the combined entities for periods prior to the acquisition is not presented due to the immaterial impact of the financial results of Eddie V's on our consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

During fiscal 2007 and 2008 we closed or sold all Smokey Bones Barbeque & Grill (Smokey Bones) and Rocky River Grillhouse restaurants and we closed nine Bahama Breeze restaurants. These restaurants and their related activities have been classified as discontinued operations. Therefore, for fiscal 2012, 2011 and 2010, all impairment losses and disposal costs, gains and losses on disposition attributable to these restaurants have been aggregated in a single caption entitled “Losses from discontinued operations, net of tax benefit” on the accompanying consolidated statements of earnings.
Unless otherwise noted, amounts and disclosures throughout these notes to consolidated financial statements relate to our continuing operations.

Fiscal Year
We operate on a 52/53 week fiscal year, which ends on the last Sunday in May. Fiscal 2012, 2011 and 2010 consisted of 52 weeks of operation.
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

(in millions)	Fiscal Year
	2012	2011	2010
Depreciation and amortization on buildings and equipment	$340.6	$308.7	$293.2
Losses on disposal of land, buildings and equipment	7.1	6.9	0.3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Capitalized Software Costs and Other Definite-Lived Intangibles
Capitalized software, which is a component of other assets, is recorded at cost less accumulated amortization. Capitalized software is amortized using the straight-line method over estimated useful lives ranging from 3 to 10 years. The cost of capitalized software and related accumulated amortization was as follows:

(in millions)	May 27, 2012	May 29, 2011
Capitalized software	$84.3	$79.9
Accumulated amortization	(63.4)	(56.1)
Capitalized software, net of accumulated amortization	$20.9	$23.8
We have other definite-lived intangible assets, including assets related to the value of below-market leases, which were acquired as part of the RARE Hospitality International, Inc. (RARE) and Eddie V's acquisitions and are included as a component of other assets on our consolidated balance sheets. We also have definite-lived intangible liabilities related to the value of above-market leases, which were acquired as part of the RARE and Eddie V's acquisitions and are included in other liabilities on our consolidated balance sheets. Definite-lived intangibles are amortized on a straight-line basis over estimated useful lives of 1 to 20 years. The cost and related accumulated amortization was as follows:

(in millions)	May 27, 2012	May 29, 2011
Other definite-lived intangibles	$13.2	$11.1
Accumulated amortization	(6.2)	(5.6)
Other definite-lived intangible assets, net of accumulated amortization	$7.0	$5.5
(in millions)	May 27, 2012	May 29, 2011
Below-market leases	$24.0	$25.3
Accumulated amortization	(7.1)	(8.6)
Below market-leases, net of accumulated amortization	$16.9	$16.7
(in millions)	May 27, 2012	May 29, 2011
Above-market leases	$(8.6)	$(8.4)
Accumulated amortization	2.3	1.8
Above-market leases, net of accumulated amortization	$(6.3)	$(6.6)
Amortization expense associated with capitalized software and other definite-lived intangibles included in depreciation and amortization in our accompanying consolidated statements of earnings was as follows:

(in millions)	Fiscal Year
	2012	2011	2010
Amortization expense - capitalized software	$7.8	$7.7	$7.3
Amortization expense - other definite-lived intangibles	0.7	0.4	0.4
Amortization expense associated with above- and-below-market leases included in restaurant expenses as a component of rent expense on our consolidated statements of earnings was as follows:

(in millions)	Fiscal Year
	2012	2011	2010
Restaurant expense - below-market leases	$1.8	$2.2	$2.6
Restaurant expense - above-market leases	(0.5)	(0.5)	(0.5)
Amortization of capitalized software and other definite-lived intangible assets will be approximately $10.0 million annually for fiscal 2013 through 2017.
Trust-Owned Life Insurance
We have a trust that purchased life insurance policies covering certain of our officers and other key employees (trust-owned life insurance or TOLI). The trust is the owner and sole beneficiary of the TOLI policies. The policies were purchased to offset a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

(in millions)	May 27, 2012	May 29, 2011
Goodwill:
The Capital Grille	$401.8	$402.1
LongHorn Steakhouse	49.5	49.8
Olive Garden (1)	30.2	30.2
Red Lobster (1)	35.0	35.0
Eddie V's	22.1	—
Total Goodwill	$538.6	$517.1

Trademarks:
The Capital Grille	$147.0	$147.0
LongHorn Steakhouse	307.0	307.0
Eddie V's Prime Seafood and Wildfish Seafood Grille	10.9	—
Total Trademarks	$464.9	$454.0

(1)	Goodwill related to Olive Garden and Red Lobster is associated with the RARE acquisition and the direct benefits derived by Olive Garden and Red Lobster as a result of the RARE acquisition.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

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
Consistent with our accounting policy for goodwill and trademarks we performed our annual impairment test of our goodwill and trademarks as of the first day of our fiscal 2012 fourth quarter. As of the beginning of our fiscal fourth quarter, we had seven reporting units: Red Lobster, Olive Garden, LongHorn Steakhouse, The Capital Grille, Bahama Breeze, Seasons 52 and Eddie V's. Two of these reporting units, LongHorn Steakhouse and The Capital Grille, have a significant amount of goodwill. As we finalized the purchase price allocation for Eddie V's during our fourth fiscal quarter of 2012 and no indicators of impairment were identified, we excluded the goodwill allocated to Eddie V's from our annual impairment test. As part of our process for performing the step one impairment test of goodwill, we estimated the fair value of our reporting units utilizing the income and market approaches described above to derive an enterprise value of the Company. We reconciled the enterprise value to our overall estimated market capitalization. The estimated market capitalization considers recent trends in our market capitalization and an expected control premium, based on comparable recent and historical transactions. Based on the results of the step one impairment test, no impairment of goodwill was indicated.
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
Changes in circumstances, existing at the measurement date or at other times in the future, or in the numerous estimates associated with management’s judgments and assumptions made in assessing the fair value of our goodwill, could result in an impairment loss of a portion or all of our goodwill or trademarks. If we recorded an impairment loss, our financial position and results of operations would be adversely affected and our leverage ratio for purposes of our credit agreement would increase. A leverage ratio exceeding the maximum permitted under our credit agreement would be a default under our credit agreement. At May 27, 2012, a write down of goodwill, other indefinite-lived intangible assets, or any other assets in excess of approximately $850.0 million would have been required to cause our leverage ratio to exceed the permitted maximum.  As our leverage ratio is determined on a quarterly basis and due to the seasonal nature of our business, a lesser amount of impairment in future quarters could cause our leverage ratio to exceed the permitted maximum.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

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
Insurance Accruals
Through the use of insurance program deductibles and self-insurance, we retain a significant portion of expected losses under our workers’ compensation, employee medical and general liability programs. However, we carry insurance for individual workers’ compensation and general liability claims that exceed $0.5 million. Accrued liabilities have been recorded based on our estimates of the anticipated ultimate costs to settle all claims, both reported and not yet reported.
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
Unearned Revenues
Unearned revenues represent our liability for gift cards that have been sold but not yet redeemed.  We recognize sales from our gift cards when the gift card is redeemed by the customer.  Although there are no expiration dates or dormancy fees for our gift cards, based on our analysis of our historical gift card redemption patterns, we can reasonably estimate the amount of gift cards for which redemption is remote, which is referred to as “breakage”.  We recognize breakage within sales for unused gift card amounts in proportion to actual gift card redemptions, which is also referred to as the “redemption recognition” method.  The estimated value of gift cards expected to remain unused is recognized over the expected period of redemption as the remaining gift card values are redeemed, generally over a period of 10 years.  Utilizing this method, we estimate both the amount of breakage and the time period of redemption.  If actual redemption patterns vary from our estimates, actual gift card breakage income may differ from the amounts recorded.  We update our estimates of our redemption period and our breakage rate periodically and apply that rate to gift card redemptions.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

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
Advertising
Production costs of commercials are charged to operations in the fiscal period the advertising is first aired. The costs of programming and other advertising, promotion and marketing programs are charged to operations in the fiscal period incurred. Advertising expense related to continuing operations, included in selling, general and administrative expenses was as follows:

(in millions)	Fiscal Year
	2012	2011	2010
Advertising expense	$357.2	$340.2	$311.9
Stock-Based Compensation
We recognize the cost of employee service received in exchange for awards of equity instruments based on the grant date fair value of those awards. We utilize the Black-Scholes option pricing model to estimate the fair value of stock option awards. We recognize compensation expense on a straight-line basis over the employee service period for awards granted. The dividend yield has been estimated based upon our historical results and expectations for changes in dividend rates. The expected volatility was determined using historical stock prices. The risk-free interest rate was the rate available on zero coupon U.S. government obligations with a term approximating the expected life of each grant. The expected life was estimated based on the exercise history of previous grants, taking into consideration the remaining contractual period for outstanding awards. The weighted-average fair value of non-qualified stock options and the related assumptions used in the Black-Scholes model to record stock-based compensation are as follows:

	Stock Options Granted in Fiscal Year
	2012	2011	2010
Weighted-average fair value	$14.31	$12.88	$10.74
Dividend yield	3.5%	3.0%	2.8%
Expected volatility of stock	39.4%	39.1%	40.6%
Risk-free interest rate	2.1%	2.2%	3.0%
Expected option life (in years)	6.5	6.7	6.6
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table presents the computation of basic and diluted net earnings per common share:

(in millions, except per share data)	Fiscal Year
	2012	2011	2010
Earnings from continuing operations	$476.5	$478.7	$407.0
Losses from discontinued operations	(1.0)	(2.4)	(2.5)
Net earnings	$475.5	$476.3	$404.5
Average common shares outstanding – Basic	130.1	136.8	139.3
Effect of dilutive stock-based compensation	3.1	3.5	3.1
Average common shares outstanding – Diluted	133.2	140.3	142.4
Basic net earnings per share:
Earnings from continuing operations	$3.66	$3.50	$2.92
Losses from discontinued operations	(0.01)	(0.02)	(0.02)
Net earnings	$3.65	$3.48	$2.90
Diluted net earnings per share:
Earnings from continuing operations	$3.58	$3.41	$2.86
Losses from discontinued operations	(0.01)	(0.02)	(0.02)
Net earnings	$3.57	$3.39	$2.84
Restricted stock and options to purchase shares of our common stock excluded from the calculation of diluted net earnings per share because the effect would have been anti-dilutive, are as follows:

(in millions)	Fiscal Year Ended
	May 27, 2012	May 29, 2011	May 30, 2010
Anti-dilutive restricted stock and options	2.6	1.2	3.3
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
Foreign Currency
The Canadian dollar is the functional currency for our Canadian restaurant operations. Assets and liabilities denominated in Canadian dollars are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. Translation gains and losses are reported as a separate component of other comprehensive income (loss). Aggregate cumulative translation losses were $1.6 million and $0.4 million at May 27, 2012 and May 29, 2011, respectively. Gains and losses from foreign currency transactions recognized in our consolidated statements of earnings were not significant for fiscal 2012, 2011 or 2010.
Segment Reporting
As of May 27, 2012, we operated the Red Lobster, Olive Garden, LongHorn Steakhouse, The Capital Grille, Bahama Breeze, Seasons 52 and Eddie V's restaurant brands in North America as operating segments. The brands operate principally in the U.S. within the full-service dining industry, providing similar products to similar customers. The brands also possess similar economic characteristics, resulting in similar long-term expected financial performance characteristics. Sales from external customers are derived principally from food and beverage sales. We do not rely on any major customers as a source of sales. We believe we meet the criteria for aggregating our operating segments into a single reporting segment.
Application of New Accounting Standards
In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. Many of the amendments in this update change the wording used in the existing guidance to better align U.S. generally accepted accounting

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

principles with International Financial Reporting Standards and to clarify the FASB's intent on various aspects of the fair value guidance. This update also requires increased disclosure of quantitative information about unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy. This update is effective for us in our first quarter of fiscal 2013 and will be applied prospectively. Other than requiring additional disclosures, adoption of this new guidance will not have a significant impact on our consolidated financial statements.
In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220), Presentation of Comprehensive Income, which requires companies to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of equity. In December 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05, to defer the effective date of the specific requirement to present items that are reclassified out of accumulated other comprehensive income to net income alongside their respective components of net income and other comprehensive income. We adopted all other provisions of this update in our fourth quarter of fiscal 2012, with the addition of our consolidated statements of comprehensive income and other changes to our consolidated financial statements.
In September 2011, the FASB issued ASU 2011-08, Intangibles - Goodwill and Other (Topic 350), Testing Goodwill for Impairment, which permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying value before applying the two-step goodwill impairment model that is currently in place. If it is determined through the qualitative assessment that a reporting unit's fair value is more likely than not greater than its carrying value, the remaining impairment steps would be unnecessary. The qualitative assessment is optional, allowing companies to go directly to the quantitative assessment. This update is effective for annual and interim goodwill impairment tests performed in fiscal years beginning after December 15, 2011, which will require us to adopt these provisions in fiscal 2013; however, early adoption is permitted. We do not believe adoption of this new guidance will have a significant impact on our consolidated financial statements.
In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210), Disclosures about Offsetting Assets and Liabilities, which requires companies to disclose information about financial instruments that have been offset and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Companies will be required to provide both net (offset amounts) and gross information in the notes to the financial statements for relevant assets and liabilities that are offset. This update is effective for us in our first quarter of fiscal 2014 and will be applied retrospectively. We do not believe adoption of this new guidance will have a significant impact on our consolidated financial statements.
NOTE 2 – DISCONTINUED OPERATIONS
For fiscal 2012, 2011 and 2010, all gains and losses on disposition, impairment charges and disposal costs related to the closure and disposition of Smokey Bones and Rocky River Grillhouse restaurants and closure of nine Bahama Breeze restaurants in fiscal 2007 and 2008 have been aggregated to a single caption entitled losses from discontinued operations, net of tax benefit in our consolidated statements of earnings and are comprised of the following:

(in millions)	Fiscal Year
	2012	2011	2010
Sales	$—	$—	$—
Losses before income taxes	(1.7)	(3.9)	(4.0)
Income tax benefit	0.7	1.5	1.5
Net losses from discontinued operations	$(1.0)	$(2.4)	$(2.5)
As of May 27, 2012 and May 29, 2011, we had $5.6 million and $7.8 million, respectively, of assets associated with the closed restaurants reported as discontinued operations, which are included in land, buildings and equipment, net on the accompanying consolidated balance sheets.

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

(in millions)	May 27, 2012	May 29, 2011
Retail outlet gift card sales	$33.4	$25.0
Storage and distribution	6.5	17.4
Allowance for doubtful accounts	(0.3)	(0.3)

NOTE 4 –ASSET IMPAIRMENTS
During fiscal 2012, we recognized long-lived asset impairment charges of $0.5 million ($0.3 million net of tax), primarily related to the permanent closure of one Red Lobster, and the write-down of assets held for disposition based on updated valuations. During fiscal 2011, we recognized long-lived asset impairment charges of $4.7 million ($2.9 million net of tax), primarily related to the permanent closure of two Red Lobsters, the write-down of another Red Lobster based on an evaluation of expected cash flows, and the write-down of assets held for disposition based on updated valuations. During fiscal 2010 we recognized long-lived asset impairment charges of $6.2 million ($3.8 million net of tax), primarily related to the write-down of assets held for disposition based on updated valuations, the permanent closure of three Red Lobsters and three LongHorn Steakhouses and the write-down of two LongHorn Steakhouses and one Olive Garden based on an evaluation of expected cash flows. These costs are included in selling, general and administrative expenses as a component of earnings from continuing operations in the accompanying consolidated statements of earnings for fiscal 2012, 2011 and 2010. Impairment charges were measured based on the amount by which the carrying amount of these assets exceeded their fair value. Fair value is generally determined based on appraisals or sales prices of comparable assets and estimates of future cash flows.
The results of operations for all Red Lobster, Olive Garden and LongHorn Steakhouse restaurants permanently closed in fiscal 2012, 2011 and 2010 that would otherwise have met the criteria for discontinued operations reporting are not material to our consolidated financial position, results of operations or cash flows and, therefore, have not been presented as discontinued operations.

NOTE 5 - LAND, BUILDINGS AND EQUIPMENT, NET
The components of land, buildings and equipment, net, are as follows:

(in millions)	May 27, 2012	May 29, 2011
Land	$854.1	$799.6
Buildings	3,959.7	3,633.1
Equipment	1,701.2	1,511.3
Assets under capital leases	68.1	67.7
Construction in progress	142.5	155.7
Total land, buildings and equipment	$6,725.6	$6,167.4
Less accumulated depreciation and amortization	(2,758.3)	(2,533.0)
Less amortization associated with assets under capital leases	(16.0)	(12.4)
Land, buildings and equipment, net	$3,951.3	$3,622.0

NOTE 6 - OTHER ASSETS
The components of other assets are as follows:

(in millions)	May 27, 2012	May 29, 2011
Trust-owned life insurance	$68.9	$67.5
Capitalized software costs, net	20.9	23.8
Liquor licenses	47.3	43.7
Acquired below-market leases, net	16.9	16.7
Loan costs, net	15.3	12.2
Marketable securities	33.0	18.4
Insurance-related	16.7	16.5
Miscellaneous	12.8	10.9
Total other assets	$231.8	$209.7

NOTE 7 – SHORT-TERM DEBT
As of May 27, 2012, amounts outstanding as short-term debt, which consist of unsecured commercial paper borrowings, bearing an interest rate of 0.32 percent, were $262.7 million. As of May 29, 2011, amounts outstanding as short-term debt, which consist of unsecured commercial paper borrowings, bearing an interest rate of 0.30 percent, were $185.5 million.

NOTE 8 - OTHER CURRENT LIABILITIES
The components of other current liabilities are as follows:

(in millions)	May 27, 2012	May 29, 2011
Non-qualified deferred compensation plan	$201.4	$200.1
Sales and other taxes	60.6	61.5
Insurance-related	35.2	33.6
Employee benefits	59.7	42.6
Derivative liabilities	45.3	23.2
Accrued interest	15.6	14.0
Miscellaneous	36.6	34.3
Total other current liabilities	$454.4	$409.3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - LONG-TERM DEBT
The components of long-term debt are as follows:

(in millions)	May 27, 2012	May 29, 2011
5.625% senior notes due October 2012	$350.0	$350.0
7.125% debentures due February 2016	100.0	100.0
6.200% senior notes due October 2017	500.0	500.0
4.500% senior notes due October 2021	400.0	—
6.000% senior notes due August 2035	150.0	150.0
6.800% senior notes due October 2037	300.0	300.0
ESOP loan with variable rate of interest (0.59% at May 27, 2012) due December 2018	5.9	8.0
Total long-term debt	$1,805.9	$1,408.0
Fair value hedge	3.2	3.7
Less issuance discount	(5.5)	(4.4)
Total long-term debt less issuance discount	$1,803.6	$1,407.3
Less current portion	(349.9)	—
Long-term debt, excluding current portion	$1,453.7	$1,407.3
Until October 3, 2011, we maintained a $750.0 million revolving Credit Agreement dated September 20, 2007 (Prior Revolving Credit Agreement) with Bank of America, N.A. (BOA), as administrative agent, and the lenders and other agents party thereto. The Prior Revolving Credit Agreement was a senior unsecured credit commitment to the Company and contained customary representations, affirmative and negative covenants (including limitations on liens and subsidiary debt and a maximum consolidated lease adjusted total debt to total capitalization ratio of 0.75 to 1.00) and events of default usual for credit facilities of this type. The Prior Revolving Credit Agreement also contained a sub-limit of $150.0 million for the issuance of letters of credit. The Prior Revolving Credit Agreement supported our commercial paper borrowing program and would have matured on September 20, 2012, but was terminated on October 3, 2011 when we entered into the new credit arrangements described below and repaid all amounts that were outstanding under the Prior Revolving Credit Agreement.
On October 3, 2011, we entered into a new $750.0 million revolving Credit Agreement (New Revolving Credit Agreement) with BOA, as administrative agent, and the lenders (New Revolving Credit Lenders) and other agents party thereto. The New Revolving Credit Agreement is a senior unsecured credit commitment to the Company and contains customary representations and affirmative and negative covenants (including limitations on liens and subsidiary debt and a maximum consolidated lease adjusted total debt to total capitalization ratio of 0.75 to 1.00) and events of default customary for credit facilities of this type. As of May 27, 2012, we were in compliance with the covenants under the New Revolving Credit Agreement.
The New Revolving Credit Agreement matures on October 3, 2016, and the proceeds may be used for commercial paper back-up, working capital and capital expenditures, the refinancing of certain indebtedness, certain acquisitions and general corporate purposes. The New Revolving Credit Agreement also contains a sub-limit of $150.0 million for the issuance of letters of credit. The borrowings and letters of credit obtained under the New Revolving Credit Agreement may be denominated in U.S. Dollars, Euro, Sterling, Yen, Canadian Dollars and each other currency approved by the New Revolving Credit Lenders. The Company could elect to increase the commitments under the New Revolving Credit Agreement by up to $250.0 million (to an aggregate amount of up to $1.0 billion), subject to the Company obtaining commitments from new and existing lenders for the additional amounts.
Loans under the New Revolving Credit Agreement bear interest at a rate of LIBOR plus a margin determined by reference to a ratings-based pricing grid (Applicable Margin), or the base rate (which is defined as the higher of the BOA prime rate or the Federal Funds rate plus 0.500 percent) plus the Applicable Margin. Assuming a “BBB” equivalent credit rating level, the Applicable Margin under the New Revolving Credit Agreement will be 1.075 percent for LIBOR loans and 0.075 percent for base rate loans. We may also request that loans under the New Revolving Credit Agreement be made at interest rates offered by one or more of the New Revolving Credit Lenders, which may vary from the LIBOR or base rate, for up to $200.0 million of borrowings. The New Revolving Credit Agreement requires that we pay a facility fee on the total amount of such facility (ranging from 0.125 percent to 0.250 percent, based on our credit ratings).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

As of May 27, 2012, we had no outstanding balances under the New Revolving Credit Agreement. As of May 27, 2012, $262.7 million of commercial paper and $70.9 million of letters of credit were outstanding, which were backed by this facility. After consideration of commercial paper and letters of credit backed by the New Revolving Credit Agreement, as of May 27, 2012, we had $416.4 million of credit available under the New Revolving Credit Agreement.
On October 11, 2011, we issued $400.0 million aggregate principal amount of unsecured 4.500 percent senior notes due October 2021 (the New Senior Notes) under a registration statement filed with the SEC on October 6, 2010. Discount and issuance costs, which totaled $5.1 million, are being amortized over the term of the New Senior Notes using the straight-line method, the results of which approximate the effective interest method. Interest on the New Senior Notes is payable semi-annually in arrears on April 15 and October 15 of each year, commencing April 15, 2012. We may redeem the New Senior Notes at any time in whole or from time to time in part, at the principal amount plus a make-whole premium. If we experience a change in control triggering event, unless we have previously exercised our right to redeem the New Senior Notes, we may be required to purchase the New Senior Notes from the holders at a purchase price equal to 101 percent of their principal amount plus accrued and unpaid interest.
The interest rates on our $350.0 million 5.625 percent senior notes due October 2012, $500.0 million 6.200 percent senior notes due October 2017 and $300.0 million 6.800 percent senior notes due October 2037 are subject to adjustment from time to time if the debt rating assigned to such series of notes is downgraded below a certain rating level (or subsequently upgraded). The maximum adjustment is 2.000 percent above the initial interest rate and the interest rate cannot be reduced below the initial interest rate. As of May 27, 2012, no adjustments to these interest rates had been made.
Our $350.0 million of unsecured 5.625 percent senior notes due in October 2012 is included in current liabilities as current portion of long-term debt, which we plan to repay through the issuance of unsecured debt securities in fiscal 2013.
All of our long-term debt currently outstanding is expected to be repaid entirely at maturity with interest being paid semi-annually over the life of the debt. The aggregate maturities of long-term debt for each of the five fiscal years subsequent to May 27, 2012, and thereafter are as follows:

Fiscal Year	Amount
2013	$350.0
2014	—
2015	—
2016	100.0
2017	—
Thereafter	1,355.9
Long-term debt	$1,805.9
Subsequent to our fiscal 2012 year end, on June 18, 2012, we agreed to issue and sell $80.0 million unsecured 3.790 percent senior notes due in August 2019 and $220.0 million unsecured 4.520 percent senior notes due August 2024 (collectively, the “Notes”), pursuant to the provisions of a Note Purchase Agreement among us and the purchasers named therein. The sale and purchase of the Notes will occur at a closing in August 2012. We intend to use the net proceeds from the offering of the Notes for the repayment of existing indebtedness, and for other general corporate purposes. The Notes were offered in a private placement transaction exempt from the SEC registration requirements. The Note Purchase Agreement contains customary representations and affirmative and negative covenants (including limitations on liens and a provision permitting a maximum priority debt of 20 percent of consolidated tangible net worth, as such terms are defined therein). The Note Purchase Agreement also contains events of default customary for agreements of this type (with customary grace periods, as applicable), including nonpayment of principal or interest when due; material incorrectness of representations and warranties when made; breach of covenants; bankruptcy and insolvency; unsatisfied ERISA obligations; unstayed material judgment beyond specified periods; and default under other material indebtedness.

NOTE 10 – DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
We use financial and commodities derivatives to manage interest rate, equity-based compensation and commodities pricing and foreign currency exchange rate risks inherent in our business operations. By using these instruments, we expose ourselves, from time to time, to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. We minimize this credit risk by entering into transactions with high quality counterparties. We currently do not have any

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

provisions in our agreements with counterparties that would require either party to hold or post collateral in the event that the market value of the related derivative instrument exceeds a certain limit. As such, the maximum amount of loss due to counterparty credit risk we would incur at May 27, 2012, if counterparties to the derivative instruments failed completely to perform, would approximate the values of derivative instruments currently recognized as assets in our consolidated balance sheet. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, commodity prices, or the market price of our common stock. We minimize this market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.
The notional values of our derivative contracts designated as hedging instruments and derivative contracts not designated as hedging instruments are as follows:

(in millions)	May 27, 2012	May 29, 2011
Derivative contracts designated as hedging instruments:
Natural gas	$1.1	$3.8
Other commodities	7.6	—
Foreign currency	19.4	20.7
Interest rate locks	—	150.0
Interest rate swaps	550.0	350.0
Equity forwards	21.7	18.0
Derivative contracts not designated as hedging instruments:
Natural gas	$—	$7.7
Other commodities	—	12.7
Equity forwards	50.0	24.0

We periodically enter into natural gas futures, swaps and option contracts (collectively “natural gas contracts") to reduce the risk of variability in cash flows associated with fluctuations in the price of natural gas during the fiscal year. For a certain portion of our natural gas purchases, changes in the price we pay for natural gas is highly correlated with changes in the market price of natural gas. For these natural gas purchases, we designate natural gas contracts as cash flow hedging instruments. For the remaining portion of our natural gas purchases, changes in the price we pay for natural gas are not highly correlated with changes in the market price of natural gas, generally due to the timing of when changes in the market prices are reflected in the price we pay. For these natural gas purchases, we utilize natural gas contracts as economic hedges. Our natural gas contracts currently extend through September 2012.
We periodically enter into other commodity futures and swaps (typically for soybean oil, milk, diesel fuel, gasoline and butter) to reduce the risk of fluctuations in the price we pay for these commodities, which are either used directly in our restaurants (i.e., class III milk contracts for cheese and soybean oil for salad dressing) or are components of the cost we pay for items used in our restaurants (i.e., diesel fuel contracts to mitigate risk related to diesel fuel surcharges charged by our distributors). Our other commodity futures and swap contracts currently extend through May 2013.
We periodically enter into foreign currency forward contracts to reduce the risk of fluctuations in exchange rates specifically related to forecasted transactions or payments made in a foreign currency either for commodities and items used directly in our restaurants or for forecasted payments of services. Our foreign currency forward contracts currently extend through May 2013.
We entered into treasury-lock derivative instruments with $300.0 million of notional value to hedge a portion of the risk of changes in the benchmark interest rate prior to the issuance of the New Senior Notes in the second quarter of fiscal 2012, as changes in the benchmark interest rate would cause variability in our forecasted interest payments. These derivative instruments were designated as cash flow hedges. These instruments were settled at the issuance of the New Senior Notes for a cumulative loss of $53.7 million. Of the cumulative loss, $52.6 million was recorded in accumulated other comprehensive income (loss) and will be reclassified into earnings as an adjustment to interest expense on the New Senior Notes or similar debt as incurred.
We entered into forward-starting interest rate swap agreements with $300.0 million of notional value to hedge a portion of the risk of changes in the benchmark interest rate associated with the expected issuance of long-term debt to refinance our $350.0 million 5.625 percent senior notes due October 2012, as changes in the benchmark interest rate will cause variability in our forecasted interest payments. These derivative instruments are designated as cash flow hedges.
We entered into interest rate swap agreements with $250.0 million of notional value to limit the risk of changes in fair value of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

a portion of the $350.0 million 5.625 percent senior notes due October 2012 and a portion of the $400.0 million 4.500 percent senior notes due October 2021 attributable to changes in the benchmark interest rate, between inception of the interest rate swap agreements and maturity of the related debt. The swap agreements effectively swap the fixed rate obligations for floating rate obligations, thereby mitigating changes in fair value of the related debt prior to maturity. The swap agreements were designated as fair value hedges of the related debt and met the requirements to be accounted for under the short-cut method, resulting in no ineffectiveness in the hedging relationship. During fiscal 2012, 2011 and 2010, $3.3 million, $3.6 million and $3.4 million, respectively, was recorded as a reduction to interest expense related to the net swap settlements.
We enter into equity forward contracts to hedge the risk of changes in future cash flows associated with the unvested, unrecognized Darden stock units. The equity forward contracts will be settled at the end of the vesting periods of their underlying Darden stock units, which range between four and five years. The contracts were initially designated as cash flow hedges to the extent the Darden stock units are unvested and, therefore, unrecognized as a liability in our financial statements. As of May 27, 2012, we were party to equity forward contracts that were indexed to 1.1 million shares of our common stock, at varying forward rates between $27.57 per share and $45.66 per share, extending through August 2016. The forward contracts can only be net settled in cash. As the Darden stock units vest, we will de-designate that portion of the equity forward contract that no longer qualifies for hedge accounting and changes in fair value associated with that portion of the equity forward contract will be recognized in current earnings. We periodically incur interest on the notional value of the contracts and receive dividends on the underlying shares. These amounts are recognized currently in earnings as they are incurred.
We entered into equity forward contracts to hedge the risk of changes in future cash flows associated with recognized, cash-settled performance stock units and employee-directed investments in Darden stock within the non-qualified deferred compensation plan. The equity forward contracts are indexed to 0.7 million shares of our common stock at forward rates between $23.41 and $50.19 per share, can only be net settled in cash and expire between fiscal 2013 and 2016. We did not elect hedge accounting with the expectation that changes in the fair value of the equity forward contracts would offset changes in the fair value of the performance stock units and Darden stock investments in the non-qualified deferred compensation plan within selling, general and administrative expenses in our consolidated statements of earnings.

The fair value of our derivative contracts designated as hedging instruments and derivative contracts that are not designated as hedging instruments are as follows:

(in millions)	Balance Sheet Location	Derivative Assets		Derivative Liabilities
		May 27, 2012	May 29, 2011	May 27, 2012	May 29, 2011
Derivative contracts designated as hedging instruments
Commodity contracts	(1)	$0.3	$0.1	$(0.4)	$—
Equity forwards	(1)	0.9	0.4	—	—
Interest rate related	(1)	3.2	3.6	(44.9)	(23.2)
Foreign currency forwards	(1)	0.5	0.6	—	—
		$4.9	$4.7	$(45.3)	$(23.2)
Derivative contracts not designated as hedging instruments
Commodity contracts	(1)	$—	$0.6	$—	$—
Equity forwards	(1)	1.9	0.5	—	—
		$1.9	$1.1	$—	$—
Total derivative contracts		$6.8	$5.8	$(45.3)	$(23.2)

(1)	Derivative assets and liabilities are included in receivables, net, prepaid expenses and other current assets, and other current liabilities, as applicable, on our consolidated balance sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The effects of derivative instruments in cash flow hedging relationships on the consolidated statements of earnings are as follows:

(in millions)	Amount of Gain (Loss) Recognized in AOCI (Effective Portion)			Location of Gain (Loss) Reclassified from AOCI to Earnings	Amount of Gain (Loss) Reclassified from AOCI to Earnings (Effective Portion)			Location of Gain (Loss) Recognized in Earnings (Ineffective Portion)	(1) Amount of Gain (Loss) Recognized in Earnings (Ineffective Portion)
	Fiscal Year				Fiscal Year				Fiscal Year
	2012	2011	2010		2012	2011	2010		2012	2011	2010
Commodity	$(2.2)	$(0.2)	$(2.1)	(2)	$(1.7)	$(0.9)	$(3.8)	(2)	$—	$—	$—
Equity	(0.7)	2.6	3.9	(3)	—	—	—	(3)	0.6	0.2	0.3
Interest rate	(75.2)	(12.2)	(7.7)	Interest, net	(2.9)	0.7	0.5	Interest, net	(0.7)	(0.5)	—
Foreign currency	0.9	(0.1)	1.3	(4)	0.8	0.4	1.1	(4)	—	—	—
	$(77.2)	$(9.9)	$(4.6)		$(3.8)	$0.2	$(2.2)		$(0.1)	$(0.3)	$0.3

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

The effects of derivative instruments in fair value hedging relationships on the consolidated statements of earnings are as follows:

(in millions)	Amount of Gain (Loss) Recognized in Earnings on Derivatives			Location of Gain (Loss) Recognized in Earnings on Derivatives	Hedged Item in Fair Value Hedge Relationship	Amount of Gain (Loss) Recognized in Earnings on Related Hedged Item			Location of Gain (Loss) Recognized in Earnings on Related Hedged Item
	Fiscal Year					Fiscal Year
	2012	2011	2010			2012	2011	2010
Interest rate	$(0.4)	$0.2	$3.4	Interest, net	Debt	$0.4	$(0.2)	$(3.4)	Interest, net

The effects of derivatives not designated as hedging instruments on the consolidated statements of earnings are as follows:

	Location of Gain (Loss) Recognized in Earnings	Amount of Gain (Loss) Recognized in Earnings
		Fiscal Year
(in millions)		2012	2011	2010
Commodity contracts	Cost of sales (1)	$(7.9)	$0.6	$(0.2)
Equity forwards	Cost of sales (2)	2.3	3.3	2.2
Equity forwards	Selling, general and administrative	6.0	3.3	1.3
		$0.4	$7.2	$3.3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(1)	Location of the gain (loss) recognized in earnings is food and beverage costs and restaurant expenses, which are components of cost of sales.

(2)	Location of the gain (loss) recognized in earnings is restaurant labor expenses, which is a component of cost of sales.
Based on the fair value of our derivative instruments designated as cash flow hedges as of May 27, 2012, we expect to reclassify $7.4 million of net losses on derivative instruments from accumulated other comprehensive income (loss) to earnings during the next twelve months based on the timing of our forecasted commodity purchases and maturity of equity forward and interest rate related instruments. However, the amounts ultimately realized in earnings will be dependent on the fair value of the contracts on the settlement dates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – FAIR VALUE MEASUREMENTS
The fair values of cash equivalents, receivables, net, accounts payable and short-term debt approximate their carrying amounts due to their short duration.
The following tables summarize the fair values of financial instruments measured at fair value on a recurring basis at May 27, 2012 and May 29, 2011:

Items Measured at Fair Value at May 27, 2012
(in millions)		Fair Value of Assets (Liabilities)	Quoted Prices in Active Market for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fixed-income securities:
Corporate bonds	(1)	$14.5	$—	$14.5	$—
U.S. Treasury securities	(2)	13.3	13.3	—	—
Mortgage-backed securities	(1)	9.9	—	9.9	—
Derivatives:
Commodities futures, swaps & options	(3)	(0.1)	—	(0.1)	—
Equity forwards	(4)	2.8	—	2.8	—
Interest rate locks & swaps	(5)	(41.7)	—	(41.7)	—
Foreign currency forwards	(6)	0.5	—	0.5	—
Total		$(0.8)	$13.3	$(14.1)	$—

Items Measured at Fair Value at May 29, 2011
(in millions)		Fair Value of Assets (Liabilities)	Quoted Prices in Active Market for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fixed-income securities:
Corporate bonds	(1)	$16.6	$—	$16.6	$—
U.S. Treasury securities	(2)	10.6	10.6	—	—
Mortgage-backed securities	(1)	4.9	—	4.9	—
Derivatives:
Commodities futures, swaps & options	(3)	0.7	—	0.7	—
Equity forwards	(4)	0.9	—	0.9	—
Interest rate locks & swaps	(5)	(19.6)	—	(19.6)	—
Foreign currency forwards	(6)	0.6	—	0.6	—
Total		$14.7	$10.6	$4.1	$—

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(6)	The fair value of our foreign currency forward contracts is based on the closing forward exchange market prices, inclusive of the risk of nonperformance.

The carrying value and fair value of long-term debt, including the amounts included in current liabilities, as of May 27, 2012, was $1.80 billion and $1.99 billion, respectively. The carrying value and fair value of long-term debt as of May 29, 2011, was $1.41 billion and $1.56 billion, respectively. The fair value of long-term debt is determined based on market prices or, if market prices are not available, the present value of the underlying cash flows discounted at our incremental borrowing rates.

The following table summarizes the fair values of non-financial assets measured at fair value on a non-recurring basis at May 27, 2012:

		Items Measured at Fair Value
(in millions)		Fair Value of Assets	Quoted Prices in Active Market for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Long-lived assets held for disposal	(1)	$3.2	$—	$—	$3.2
Long-lived assets held and used	(2)	0.7	—	—	0.7
Total		$3.9	$—	$—	$3.9

(1)
 In accordance with the provisions of ASC Topic 360, Property, Plant and Equipment, during fiscal 2012, long-lived assets held for disposal with a carrying amount of $3.5 million were written down to their fair value of $3.2 million, based on a review of comparable assets, resulting in an impairment charge of $0.3 million, which was included in losses from discontinued operations.

(2)
In accordance with the provisions of ASC Topic 360, Property, Plant and Equipment, during fiscal 2012, long-lived assets held and used with a carrying amount of $1.1 million were written down to their fair value of $0.7 million, based on a review of comparable assets, resulting in an impairment charge of $0.4 million, which was included in earnings from continuing operations.

The following table summarizes the fair values of non-financial assets measured at fair value on a non-recurring basis at May 29, 2011:

		Items Measured at Fair Value
(in millions)		Fair Value of Assets	Quoted Prices in Active Market for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Long-lived assets held for disposal	(1)	$4.4	$—	$—	$4.4
Long-lived assets held and used	(2)	0.7	—	—	0.7
Total		$5.1	$—	$—	$5.1

(1)
 In accordance with the provisions of ASC Topic 360, Property, Plant and Equipment, during fiscal 2011, long-lived assets held for disposal with a carrying amount of $7.0 million were written down to their fair value of $4.4 million, based on a review of comparable assets, resulting in an impairment charge of $2.6 million, of which $1.9 million was included in earnings from continuing operations and $0.7 million was included in losses from discontinued operations.

(2)
In accordance with the provisions of ASC Topic 360, Property, Plant and Equipment, during fiscal 2011, long-lived assets held and used with a carrying amount of $2.8 million were written down to their fair value of $0.7 million, based on a review of comparable assets, resulting in an impairment charge of $2.1 million, which was included in earnings from continuing operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - FINANCIAL INSTRUMENTS
Marketable securities are carried at fair value and consist of available-for-sale securities related to insurance funding requirements for our workers compensation and general liability claims. The following table summarizes cost and market value for our securities that qualify as available-for-sale as of May 27, 2012:

(in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Available-for-sale securities	$37.2	$0.5	$—	$37.7

Earnings include insignificant realized gains and loss from sales of available-for-sale securities. At May 27, 2012, the scheduled maturities of our available-for-sale securities are as follows:

(in millions)	Cost	Market Value
Less than 1 year	$4.7	$4.7
1 to 3 years	22.8	23.2
3 to 5 years	9.7	9.8
Total	$37.2	$37.7

NOTE 13 - STOCKHOLDERS’ EQUITY
Treasury Stock
Repurchased common stock is reflected as a reduction of stockholders’ equity. On December 17, 2010, our Board of Directors authorized an additional share repurchase authorization totaling 25.0 million shares in addition to the previous authorization of 162.4 million shares. Share repurchase authorizations and cumulative share repurchases under these authorizations, are as follows:

(in millions)	May 27, 2012
Share repurchase authorizations	187.4
Cumulative shares repurchased	170.9

The total shares and related cost of our common stock we repurchased was as follows:

(in millions)	Fiscal Year
	2012		2011		2010
	Shares	Cost	Shares	Cost	Shares	Cost
Treasury stock repurchases	8.2	$375.1	8.6	$385.5	2.0	$85.1
Stockholders’ Rights Plan
Under our Rights Agreement dated May 16, 2005, each share of our common stock has associated with it one right to purchase one thousandth of a share of our Series A Participating Cumulative Preferred Stock at a purchase price of $120 per share, subject to adjustment under certain circumstances to prevent dilution. The rights are exercisable when, and are not transferable apart from our common stock until, a person or group has acquired 15 percent or more, or makes a tender offer for 15 percent or more, of our common stock. If the specified percentage of our common stock is then acquired, each right will entitle the holder (other than the acquiring company) to receive, upon exercise, common stock of either us or the acquiring company having a value equal to two times the exercise price of the right. The rights are redeemable by our Board of Directors under certain circumstances and expire on May 25, 2015.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Accumulated Other Comprehensive Income (Loss)
The components of accumulated other comprehensive income (loss), net of tax, are as follows:

(in millions)	Foreign Currency Translation Adjustment	Unrealized Gains (Losses) on Marketable Securities	Unrealized Gains (Losses) on Derivatives	Benefit Plan Funding Position	Accumulated Other Comprehensive Income
Balances at May 30, 2010	$(2.2)	$0.3	$1.1	$(70.3)	$(71.1)
Gain (loss)	1.8	0.2	(5.1)	10.7	7.6
Reclassification realized in net earnings	—	—	(0.1)	3.8	3.7
Balances at May 29, 2011	$(0.4)	$0.5	$(4.1)	$(55.8)	$(59.8)
Gain (loss)	(1.2)	(0.1)	(47.9)	(45.6)	(94.8)
Reclassification realized in net earnings	—	—	2.3	5.7	8.0
Balances at May 27, 2012	$(1.6)	$0.4	$(49.7)	$(95.7)	$(146.6)

NOTE 14 – LEASES
An analysis of rent expense incurred related to restaurants in continuing operations is as follows:

(in millions)	Fiscal Year
	2012	2011	2010
Restaurant minimum rent	$130.9	$120.6	$111.7
Restaurant percentage rent	5.6	5.3	5.1
Restaurant rent averaging expense	12.9	11.1	10.0
Transportation equipment	3.5	3.2	3.3
Office equipment	0.6	0.4	0.8
Office space	1.0	0.9	4.5
Warehouse space	0.6	0.5	0.5
Total rent expense	$155.1	$142.0	$135.9

The annual future lease commitments under capital lease obligations and noncancelable operating leases, including those related to restaurants reported as discontinued operations, for each of the five fiscal years subsequent to May 27, 2012 and thereafter is as follows:

(in millions)
Fiscal Year	Capital	Operating
2013	$5.2	$151.5
2014	5.4	142.0
2015	5.5	130.0
2016	5.6	114.5
2017	5.8	96.3
Thereafter	67.2	302.5
Total future lease commitments	$94.7	$936.8
Less imputed interest (at 6.5%)	(38.7)
Present value of future lease commitments	$56.0
Less current maturities	(1.6)
Obligations under capital leases, net of current maturities	$54.4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - INTEREST, NET
The components of interest, net are as follows:

(in millions)	Fiscal Year
	2012	2011	2010
Interest expense	$102.7	$93.7	$95.7
Imputed interest on capital leases	3.7	3.8	3.9
Capitalized interest	(3.9)	(3.0)	(4.4)
Interest income	(0.9)	(0.9)	(1.3)
Interest, net	$101.6	$93.6	$93.9

Capitalized interest was computed using our average borrowing rate. Interest paid, net of amounts capitalized was as follows:

(in millions)	Fiscal Year
	2012	2011	2010
Interest paid, net of amounts capitalized	$94.8	$98.3	$95.3

NOTE 16 - INCOME TAXES
Total income tax expense was allocated as follows:

(in millions)	Fiscal Year
	2012	2011	2010
Earnings from continuing operations	$161.5	$168.9	$136.6
Losses from discontinued operations	(0.7)	(1.5)	(1.5)
Total consolidated income tax expense	$160.8	$167.4	$135.1

The components of earnings before income taxes from continuing operations and the provision for income taxes thereon are as follows:

(in millions)	Fiscal Year
	2012	2011	2010
Earnings from continuing operations before income taxes:
U.S.	$621.4	$631.4	$534.5
Canada	16.6	16.2	9.1
Earnings from continuing operations before income taxes	$638.0	$647.6	$543.6
Income taxes:
Current:
Federal	$97.0	$121.9	$126.5
State and local	26.0	17.5	28.7
Canada	2.4	0.1	0.1
Total current	$125.4	$139.5	$155.3
Deferred (principally U.S.):
Federal	37.6	28.3	(10.6)
State and local	(1.5)	1.1	(8.1)
Total deferred	$36.1	$29.4	$(18.7)
Total income taxes	$161.5	$168.9	$136.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Income taxes paid were as follows:

(in millions)	Fiscal Year
	2012	2011	2010
Income taxes paid	$123.5	$126.4	$94.8

The following table is a reconciliation of the U.S. statutory income tax rate to the effective income tax rate from continuing operations included in the accompanying consolidated statements of earnings:

	Fiscal Year
	2012	2011	2010
U.S. statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefits	2.5	1.8	2.5
Benefit of federal income tax credits	(11.1)	(8.3)	(8.7)
Other, net	(1.1)	(2.4)	(3.7)
Effective income tax rate	25.3%	26.1%	25.1%

As of May 27, 2012, we had estimated current prepaid federal and state income taxes of $4.1 million and $8.1 million, respectively. These amounts are included in our accompanying consolidated balance sheets as prepaid income taxes.
As of May 27, 2012, we had gross unrecognized tax benefits of $15.7 million, which represents the aggregate tax effect of the differences between tax return positions and benefits recognized in our consolidated financial statements, all of which would favorably affect the effective tax rate if resolved in our favor. A reconciliation of the beginning and ending amount of unrecognized tax benefits follows:

(in millions)
Balances at May 29, 2011	$21.9
Additions to tax positions recorded during the current year	2.7
Reductions to tax positions due to settlements with taxing authorities	(2.2)
Reductions to tax positions due to statute expiration	(6.7)
Balances at May 27, 2012	$15.7
We recognize accrued interest related to unrecognized tax benefits in interest expense. Penalties, when incurred, are recognized in selling, general and administrative expense. Interest expense associated with unrecognized tax benefits, excluding the release of accrued interest related to prior year matters due to settlement or the lapse of the statute of limitations was as follows:

(in millions)	Fiscal Year
	2012	2011	2010
Interest expense on unrecognized tax benefits	$0.4	$1.6	$2.5

At May 27, 2012, we had $1.7 million accrued for the payment of interest associated with unrecognized tax benefits.
For U.S. federal income tax purposes, we participate in the Internal Revenue Service’s (IRS) Compliance Assurance Process whereby our U.S. federal income tax returns are reviewed by the IRS both prior to and after their filing. The U.S. federal income tax returns that we filed through the fiscal year ended May 30, 2010 have been audited by the IRS. In the first quarter of fiscal 2012, the IRS completed the audit of our tax returns for the fiscal year ended May 30, 2010 with no material adjustments. The Company’s tax returns for the fiscal year ended May 29, 2011 are under audit, and are expected to be completed by the second quarter of fiscal 2013. The IRS commenced examination of our U.S. federal income tax returns for May 27, 2012 in the first quarter of fiscal 2012. The examination is anticipated to be completed by the first quarter of fiscal 2014. Income tax returns are subject to audit by state and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws. The major jurisdictions in which the Company files income tax returns include the U.S. federal jurisdiction, Canada, and most states in the U.S. that have an income tax. With a few exceptions, the Company is no longer subject to U.S. federal income tax examinations by tax authorities for

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

years before fiscal 2011, and state and local, or non-U.S. income tax examinations by tax authorities for years before fiscal 2002.
Included in the balance of unrecognized tax benefits at May 27, 2012 is $1.0 million related to tax positions for which it is reasonably possible that the total amounts could change during the next twelve months based on the outcome of examinations. The $1.0 million relates to items that would impact our effective income tax rate.
The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

(in millions)	May 27, 2012	May 29, 2011
Accrued liabilities	$65.9	$46.2
Compensation and employee benefits	221.2	193.6
Deferred rent and interest income	61.3	55.1
Other	23.4	15.9
Gross deferred tax assets	$371.8	$310.8
Trademarks and other acquisition related intangibles	(175.3)	(178.0)
Buildings and equipment	(363.3)	(314.3)
Capitalized software and other assets	(15.1)	(12.0)
Other	(6.5)	(6.3)
Gross deferred tax liabilities	$(560.2)	$(510.6)
Net deferred tax liabilities	$(188.4)	$(199.8)

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

NOTE 17 - RETIREMENT PLANS
Defined Benefit Plans and Postretirement Benefit Plan
Substantially all of our employees are eligible to participate in a retirement plan. We sponsor non-contributory defined benefit pension plans, which have been frozen, for a group of salaried employees in the United States, in which benefits are based on various formulas that include years of service and compensation factors; and for a group of hourly employees in the United States, in which a fixed level of benefits is provided. Pension plan assets are primarily invested in U.S., International, and private equities, as well as long duration bonds and real estate investments. Our policy is to fund, at a minimum, the amount necessary on an actuarial basis to provide for benefits in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended and the Internal Revenue Code (IRC), as amended by the Pension Protection Act of 2006. We also sponsor a contributory postretirement benefit plan that provides health care benefits to our salaried retirees. Fundings related to the defined benefit pension plans and postretirement benefit plans, which are funded on a pay-as-you-go basis, were as follows:

(in millions)	Fiscal Year
	2012	2011	2010
Defined benefit pension plans funding	$22.2	$12.9	$0.4
Postretirement benefit plan funding	0.5	0.3	0.6

We expect to contribute approximately $17.5 million to $19.5 million to our defined benefit pension plans and approximately $1.0 million to our postretirement benefit plan during fiscal 2013.
We are required to recognize the over or under-funded status of the plans as an asset or liability as measured by the difference between the fair value of the plan assets and the benefit obligation and any unrecognized prior service costs and actuarial gains and losses as a component of accumulated other comprehensive income (loss), net of tax.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following provides a reconciliation of the changes in the plan benefit obligation, fair value of plan assets and the funded status of the plans as of May 27, 2012 and May 29, 2011:

(in millions)	Defined Benefit Plans		Postretirement Benefit Plan
	2012	2011	2012	2011
Change in Benefit Obligation:
Benefit obligation at beginning of period	$215.8	$200.2	$27.0	$38.9
Service cost	5.1	5.9	0.8	0.9
Interest cost	9.6	9.5	1.5	2.3
Plan amendments	—	—	—	—
Participant contributions	—	—	0.3	0.4
Benefits paid	(9.8)	(8.9)	(0.8)	(0.7)
Actuarial loss (gain)	53.7	9.1	0.8	(14.8)
Benefit obligation at end of period	$274.4	$215.8	$29.6	$27.0

Change in Plan Assets:
Fair value at beginning of period	$187.4	$154.6	$—	$—
Actual return on plan assets	3.7	28.8	—	—
Employer contributions	22.2	12.9	0.5	0.3
Participant contributions	—	—	0.3	0.4
Benefits paid	(9.8)	(8.9)	(0.8)	(0.7)
Fair value at end of period	$203.5	$187.4	$—	$—

Reconciliation of the Plans’ Funded Status:
Unfunded status at end of period	$(70.9)	$(28.4)	$(29.6)	$(27.0)

The following is a detail of the balance sheet components of each of our plans and a reconciliation of the amounts included in accumulated other comprehensive income (loss):

(in millions)	Defined Benefit Plans		Postretirement Benefit Plan
	May 27, 2012	May 29, 2011	May 27, 2012	May 29, 2011
Components of the Consolidated Balance Sheets:
Current liabilities	$—	$0.4	$—	$0.7
Non-current liabilities	70.9	28.0	29.6	26.3
Net amounts recognized	$70.9	$28.4	$29.6	$27.0
Amounts Recognized in Accumulated Other Comprehensive Income (Loss), net of tax:
Prior service (cost) credit	$(0.2)	$(0.3)	$0.1	$0.1
Net actuarial loss	(87.4)	(50.5)	(1.9)	(1.3)
Net amounts recognized	$(87.6)	$(50.8)	$(1.8)	$(1.2)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following is a summary of our accumulated and projected benefit obligations:

(in millions)	May 27, 2012	May 29, 2011
Accumulated benefit obligation for all pension plans	$265.0	$211.8
Pension plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligation	265.0	211.8
Fair value of plan assets	203.5	187.4
Projected benefit obligations for all plans with projected benefit obligations in excess of plan assets	274.4	215.8

The following table presents the weighted-average assumptions used to determine benefit obligations and net expense:

	Defined Benefit Plans		Postretirement Benefit Plan
	2012	2011	2012	2011
Weighted-average assumptions used to determine benefit obligations at May 27 and May 29 (1)
Discount rate	4.35%	5.37%	4.52%	5.46%
Rate of future compensation increases	4.22%	3.75%	N/A	N/A
Weighted-average assumptions used to determine net expense for fiscal years ended May 27 and May 29 (2)
Discount rate	5.37%	5.89%	5.46%	5.98%
Expected long-term rate of return on plan assets	9.00%	9.00%	N/A	N/A
Rate of future compensation increases	3.75%	3.75%	N/A	N/A
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
For fiscal 2012, 2011 and 2010, we have used an expected long-term rate of return on plan assets for our defined benefit plan of 9.0 percent. In developing our expected rate of return assumption, we have evaluated the actual historical performance and long-term return projections of the plan assets, which give consideration to the asset mix and the anticipated timing of the pension plan outflows. We employ a total return investment approach whereby a mix of equity and fixed income investments are used to maximize the long-term return of plan assets for what we consider a prudent level of risk. Our historical 10-year, 15-year and 20-year rates of return on plan assets, calculated using the geometric method average of returns, are approximately 7.8 percent, 8.0 percent and 9.4 percent, respectively, as of May 27, 2012. Our Benefit Plans Committee sets the investment policy for the Defined Benefit Plans and oversees the investment allocation, which includes setting long-term strategic targets. Our overall investment strategy is to achieve appropriate diversification through a mix of equity investments, which may include U.S., International, and private equities, as well as long duration bonds and real estate investments. Our target asset fund allocation is 40 percent U.S. equities, 35 percent high-quality, long-duration fixed-income securities, 20 percent international equities, 5 percent real estate securities. The investment policy establishes a re-balancing band around the established targets within which the asset class weight is allowed to vary. Equity securities, international equities and fixed-income securities include investments in various industry sectors. Investments in real estate securities follow different strategies designed to maximize returns, allow for diversification and provide a hedge against inflation. Our current positioning is neutral on investment style between value and growth companies and large and small cap companies. We monitor our actual asset fund allocation to ensure that it approximates our target allocation and believe that our long-term asset fund allocation will continue to approximate our target allocation. Investments held in the U.S. commingled fund, an international commingled fund, U.S. government fixed income securities and an emerging markets commingled fund represented approximately 39.6 percent, 13.2 percent, 10.5 percent and 5.5 percent, respectively, of total plan assets and represents the only significant concentrations of risk related to a single entity, sector, country, commodity or investment fund. No other single sector concentration of assets exceeded 5.0 percent of total plan assets, which is consistent with the overall investment strategy to achieve appropriate

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

diversification.
The discount rate and expected return on plan assets assumptions have a significant effect on amounts reported for defined benefit pension plans. A quarter percentage point change in the defined benefit plans’ discount rate and the expected long-term rate of return on plan assets would increase or decrease earnings before income taxes by $0.7 million and $0.5 million, respectively.
The assumed health care cost trend rate increase in the per-capita charges for postretirement benefits was 7.7 percent for fiscal 2013. The rate gradually decreases to 5.0 percent through fiscal 2022 and remains at that level thereafter.
The assumed health care cost trend rate has a significant effect on amounts reported for retiree health care plans. A one percentage point increase or decrease in the assumed health care cost trend rate would affect the service and interest cost components of net periodic postretirement benefit cost by $0.5 million and $0.4 million, respectively, and would increase or decrease the accumulated postretirement benefit obligation by $6.5 million and $5.1 million, respectively.
Components of net periodic benefit cost included in continuing operations are as follows:

(in millions)	Defined Benefit Plans			Postretirement Benefit Plan
	2012	2011	2010	2012	2011	2010
Service cost	$5.1	$5.9	$4.9	$0.8	$0.9	$0.6
Interest cost	9.6	9.5	10.0	1.5	2.3	1.9
Expected return on plan assets	(17.8)	(16.6)	(16.4)	—	—	—
Amortization of unrecognized prior service cost	0.1	0.1	0.1	(0.1)	—	—
Recognized net actuarial loss	8.2	4.5	0.3	—	1.3	0.6
Net pension and postretirement cost (benefit)	$5.2	$3.4	$(1.1)	$2.2	$4.5	$3.1

The amortization of the net actuarial loss component of our fiscal 2013 net periodic benefit cost for the defined benefit plans and postretirement benefit plan is expected to be approximately $8.8 million and $0.0 million, respectively.

The fair values of the defined benefit pension plans assets at their measurement dates of May 27, 2012 and May 29, 2011, are as follows:

		Items Measured at Fair Value at May 27, 2012
(in millions)		Fair Value of Assets (Liabilities)	Quoted Prices in Active Market for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity:
U.S. Commingled Funds	(1)	$80.5	$—	$80.5	$—
International Commingled Funds	(2)	26.8	—	26.8	—
Emerging Market Commingled Funds	(3)	11.3	—	11.3	—
Real Estate Commingled Funds	(4)	10.0	—	10.0	—
Fixed-Income:
U.S. Treasuries	(5)	20.0	20.0	—	—
U.S. Corporate Securities	(5)	37.7	—	37.7	—
International Securities	(5)	2.7	—	2.7	—
Public Sector Utility Securities	(5)	10.4	—	10.4	—
Cash & Accruals		4.1	4.1	—	—
Total		$203.5	$24.1	$179.4	$—

(1)	U.S. commingled funds are comprised of investments in funds that purchase publicly traded U.S. common stock for

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

total return purposes. Investments are valued at unit values provided by the investment managers which are based on the fair value of the underlying investments. There are no redemption restrictions associated with these funds.

(2)
International commingled funds are comprised of investments in funds that purchase publicly traded non-U.S. common stock for total return purposes. Investments are valued at unit values provided by the investment managers which are based on the fair value of the underlying investments. There are no redemption restrictions associated with these funds.

(3)
Emerging market commingled funds and developed market securities are comprised of investments in funds that purchase publicly traded common stock of non-U.S. companies for total return purposes. Funds are valued at unit values provided by the investment managers which are based on the fair value of the underlying investments. There are no redemption restrictions associated with these funds.

(4)
Real estate commingled funds are comprised of investments in funds that purchase publicly traded common stock of real estate securities for purposes of total return. These investments are valued at unit values provided by the investment managers which are based on the fair value of the underlying investments. There are no redemption restrictions associated with these funds.

(5)
Fixed income securities are comprised of investments in government and corporate debt securities. These securities are valued by the trustee at closing prices from national exchanges or pricing vendors on the valuation date.

		Items Measured at Fair Value at May 29, 2011
(in millions)		Fair Value of Assets (Liabilities)	Quoted Prices in Active Market for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity:
U.S. & International	(1)	$37.9	$37.9	$—	$—
U.S. Mutual & Commingled Funds	(2)	22.1	1.6	20.5	—
Developed Market Equity Funds	(3)	19.7	11.7	8.0	—
Emerging Market Equity Funds	(3)	6.9	—	6.9	—
Private Equity Partnerships	(4)	25.6	—	—	25.6
Private Equity Securities	(5)	—	—	—	—
Fixed-Income:
Fixed-income Securities	(6)	43.2	38.3	4.9	—
Energy & Real Estate Public Sector	(7)	9.1	—	4.8	4.3
Real Asset Commingled Funds	(8)	4.0	—	4.0	—
Real Asset Private Funds	(9)	10.8	—	—	10.8
Cash & Accruals		8.1	8.1	—	—
Total		$187.4	$97.6	$49.1	$40.7

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(5)
Private equity securities are comprised of investments in publicly traded common stock that were received as a distribution from a private equity partnership as well as equity investments in private companies for total return purposes. Stocks received from private equity distributions are valued by the trustee at closing prices from national exchanges on the valuation date. Investments in private companies are valued by management based upon information provided by the respective third-party investment manager who considers factors such as the cost of the investment, most recent round of financing, and expected future cash flows

(6)
Fixed income securities are comprised of investments in government and corporate debt securities. These securities are valued by the trustee at closing prices from national exchanges or pricing vendors on the valuation date. Unlisted investments are valued at prices quoted by various national markets, fixed income pricing models and/or independent financial analysts.

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

The following table presents the changes in Level 3 investments for the defined benefit pension plans at May 27, 2012:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(in millions)	Private Equity Partnerships	Private Equity Securities	Energy & Real Estate Public Sector	Real Asset Private Funds	Total
Beginning balance at May 29, 2011	$25.6	$—	$4.3	$10.8	$40.7
Actual return on plan assets:
Relating to assets still held at the reporting date	—	—	—	—	—
Relating to assets sold during the period	0.3	—	—	—	0.3
Purchases, sales and settlements	(25.9)	—	(4.3)	(10.8)	(41.0)
Transfers in and/or out of Level 3	—	—	—	—	—
Ending balance at May 27, 2012	$—	$—	$—	$—	$—
The following table presents the changes in Level 3 investments for the defined benefit pension plans at May 29, 2011:
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(in millions)	Private Equity Partnerships	Private Equity Securities	Energy & Real Estate Public Sector	Real Asset Private Funds	Total
Beginning balance at May 30, 2010	$22.9	$0.1	$4.2	$9.2	$36.4
Actual return on plan assets:
Relating to assets still held at the reporting date	2.8	(0.1)	0.1	0.3	3.1
Relating to assets sold during the period	2.0	—	—	0.6	2.6
Purchases, sales, and settlements	(2.1)	—	—	0.7	(1.4)
Transfers in and/or out of Level 3	—	—	—	—	—
Ending balance at May 29, 2011	$25.6	$—	$4.3	$10.8	$40.7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following benefit payments are expected to be paid between fiscal 2013 and fiscal 2022:

(in millions)	Defined Benefit Plans	Postretirement Benefit Plan
2013	$10.0	$0.7
2014	10.4	0.7
2015	10.9	0.8
2016	11.5	0.9
2017	12.4	0.9
2018-2022	74.6	6.0
Postemployment Severance Plan
We accrue for postemployment severance costs in our consolidated financial statements and recognize actuarial gains and losses related to our postemployment severance accrual as a component of accumulated other comprehensive income (loss). As of May 27, 2012 and May 29, 2011, $4.8 million and $2.8 million, respectively, of unrecognized actuarial losses related to our postemployment severance plan were included in accumulated other comprehensive income (loss) on a net of tax basis.

Defined Contribution Plan
We have a defined contribution (401(k)) plan covering most employees age 21 and older. We match contributions for participants with at least one year of service up to 6 percent of compensation, based on our performance. The match ranges from a minimum of $0.25 to $1.20 for each dollar contributed by the participant. The plan had net assets of $664.9 million at May 27, 2012 and $658.9 million at May 29, 2011. Expense recognized in fiscal 2012, 2011 and 2010 was $0.9 million, $0.7 million and $1.2 million, respectively. Employees classified as “highly compensated” under the IRC are not eligible to participate in this plan. Instead, highly compensated employees are eligible to participate in a separate non-qualified deferred compensation (FlexComp) plan. This plan allows eligible employees to defer the payment of part of their annual salary and all or part of their annual bonus and provides for awards that approximate the matching contributions and other amounts that participants would have received had they been eligible to participate in our defined contribution and defined benefit plans. Amounts payable to highly compensated employees under the FlexComp plan totaled $201.4 million and $200.1 million at May 27, 2012 and May 29, 2011, respectively. These amounts are included in other current liabilities.
The defined contribution plan includes an Employee Stock Ownership Plan (ESOP). This ESOP originally borrowed $50.0 million from third parties, with guarantees by us, and borrowed $25.0 million from us at a variable interest rate. The $50.0 million third party loan was refinanced in 1997 by a commercial bank loan to us and a corresponding loan from us to the ESOP. Compensation expense is recognized as contributions are accrued. Fluctuations in our stock price impact the amount of expense to be recognized. Contributions to the plan, plus the dividends accumulated on unallocated shares held by the ESOP, are used to pay principal, interest and expenses of the plan. As loan payments are made, common stock is allocated to ESOP participants. In each of the fiscal years 2012, 2011 and 2010, the ESOP incurred interest expense of $0.0 million, $0.1 million and $0.1 million, respectively, and used dividends received of $1.9 million, $1.4 million and $1.6 million, respectively, and contributions received from us of $0.5 million, $0.1 million and $0.2 million, respectively, to pay principal and interest on our debt.
ESOP shares are included in weighted-average common shares outstanding for purposes of calculating net earnings per share. At May 27, 2012, the ESOP’s debt to us had a balance of $5.9 million with a variable rate of interest of 0.59 percent and is due to be repaid no later than December 2014. The number of our common shares held in the ESOP at May 27, 2012 approximated 4.9 million shares, representing 3.7 million allocated shares and 1.2 million suspense shares.
At the end of fiscal 2005, the ESOP borrowed $1.6 million from us at a variable interest rate and acquired an additional 0.05 million shares of our common stock, which were held in suspense within the ESOP at May 29, 2005. The loan, which had a variable interest rate of 0.59 percent at May 27, 2012, is due to be repaid no later than December 2018. The shares acquired under this loan are accounted for in accordance with FASB ASC Subtopic 718-40, Employee Stock Ownership Plans. Fluctuations in our stock price are recognized as adjustments to common stock and surplus when the shares are committed to be released. These ESOP shares are not considered outstanding until they are committed to be released and, therefore, have been excluded for purposes of calculating basic and diluted net earnings per share at May 27, 2012. The fair value of these shares at May 27, 2012 was $2.1 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 - STOCK-BASED COMPENSATION
We maintain two active stock option and stock grant plans under which new awards may still be issued, known as the Darden Restaurants, Inc. 2002 Stock Incentive Plan (2002 Plan) and the RARE Hospitality International, Inc. Amended and Restated 2002 Long-Term Incentive Plan (RARE Plan). We also have four other stock option and stock grant plans under which we no longer can grant new awards, although awards outstanding under the plans may still vest and be exercised in accordance with their terms: the Stock Plan for Directors (Director Stock Plan); the Director Compensation Plan; the Stock Option and Long-Term Incentive Plan of 1995 (1995 Plan) and the Restaurant Management and Employee Stock Plan of 2000 (2000 Plan). All of the plans are administered by the Compensation Committee of the Board of Directors. The 2002 Plan provides for the issuance of up to 18.3 million common shares in connection with the granting of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units (RSUs), stock awards and other stock-based awards including performance stock units and Darden stock units to key employees and non-employee directors. The RARE Plan provides for the issuance of up to 3.9 million common shares in connection with the granting of non-qualified stock options, incentive stock options and restricted stock to employees. Awards under the RARE Plan are only permitted to be granted to employees who were employed by RARE as of the date of acquisition and continued their employment with the Company. The Director Stock Plan provided for the issuance of up to 0.375 million common shares out of our treasury in connection with the granting of non-qualified stock options, restricted stock and RSUs to non-employee directors. No new awards could be granted under the Director Stock Plan after September 30, 2000. The Director Compensation Plan provided for the issuance of 0.1 million common shares out of our treasury to non-employee directors of the Board. No new awards may be granted under the Director Compensation Plan after September 30, 2005. The 1995 Plan provided for the issuance of up to 33.3 million common shares in connection with the granting of non-qualified stock options, restricted stock or RSUs to key employees. The 2000 Plan provided for the issuance of up to 5.4 million shares of common stock out of our treasury as non-qualified stock options, restricted stock or RSUs. Under all of these plans, stock options are granted at a price equal to the fair value of the shares at the date of grant for terms not exceeding ten years and have various vesting periods at the discretion of the Compensation Committee. Outstanding options generally vest over one to four years. Restricted stock and RSUs granted under the 1995 Plan, the 2000 Plan and the 2002 Plan generally vest over periods ranging from three to five years and no sooner than one year from the date of grant. Performance Stock Units granted under the 2002 Plan generally vest over a three-year period, and vested amounts may range from 0.0 to 150.0 percent of targeted amounts depending on the achievement of certain sales and diluted net earnings per share performance measures. Darden stock units granted under the 2002 Plan generally vest over a five-year period, with no performance vesting feature.
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
Stock-based compensation expense included in continuing operations was as follows:

(in millions)	Fiscal Year
	2012	2011	2010
Stock options	$19.0	$20.7	$20.2
Restricted stock/restricted stock units	4.3	9.9	10.2
Darden stock units	17.1	17.1	13.1
Performance stock units	12.6	15.6	6.8
Employee stock purchase plan	1.8	1.9	1.8
Director compensation program/other	1.3	1.4	1.4
	$56.1	$66.6	$53.5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table presents a summary of our stock option activity as of and for the year ended May 27, 2012:

	Options (in millions)	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (Yrs)	Aggregate Intrinsic Value (in millions)
Outstanding beginning of period	13.0	$32.77	5.53	$235.6
Options granted	1.6	51.06
Options exercised	(2.2)	28.12
Options canceled	(0.1)	35.71
Outstanding end of period	12.3	$36.05	5.58	209.3
Exercisable	7.2	$32.28	3.90	$150.0

The total intrinsic value of options exercised during fiscal 2012, 2011 and 2010 was $49.7 million, $49.9 million and $59.1 million, respectively. Cash received from option exercises during fiscal 2012, 2011 and 2010 was $62.9 million, $55.7 million and $59.3 million, respectively. Stock options have a maximum contractual period of ten years from the date of grant. We settle employee stock option exercises with authorized but unissued shares of Darden common stock or treasury shares we have acquired through our ongoing share repurchase program.
As of May 27, 2012, there was $33.4 million of unrecognized compensation cost related to unvested stock options granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 2.5 years. The total fair value of stock options that vested during fiscal 2012 was $21.1 million.
Restricted stock and RSUs are granted at a value equal to the market price of our common stock on the date of grant. Restrictions lapse with regard to restricted stock, and RSUs are settled in shares, at the end of their vesting periods, which is generally four years.
The following table presents a summary of our restricted stock and RSU activity as of and for the fiscal year ended May 27, 2012:

	Shares (in millions)	Weighted-Average Grant Date Fair Value Per Share
Outstanding beginning of period	0.6	$29.36
Shares granted	0.1	46.71
Shares vested	(0.4)	34.44
Outstanding end of period	0.3	$39.63

As of May 27, 2012, there was $4.6 million of unrecognized compensation cost related to unvested restricted stock and RSUs granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 2.5 years. The total fair value of restricted stock and RSUs that vested during fiscal 2012, 2011 and 2010 was $10.0 million, $9.1 million and $9.4 million, respectively.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table presents a summary of our Darden stock unit activity as of and for the fiscal year ended May 27, 2012:

	Units (in millions)	Weighted-Average Fair Value Per Unit
Outstanding beginning of period	1.9	$50.92
Units granted	0.6	50.08
Units vested	(0.3)	48.74
Units canceled	(0.1)	39.38
Outstanding end of period	2.1	$53.06

Based on the value of our common stock as of May 27, 2012, there was $48.7 million of unrecognized compensation cost related to Darden stock units granted under our incentive plans. This cost is expected to be recognized over a weighted-average period of 2.9 years. Darden stock units with a fair value of $12.1 million vested during fiscal 2012.

The following table presents a summary of our performance stock unit activity as of and for the fiscal year ended May 27, 2012:

	Units (in millions)	Weighted-Average Fair Value Per Unit
Outstanding beginning of period	1.0	$37.91
Units granted	0.3	51.45
Units vested	(0.2)	50.42
Units canceled	—	—
Outstanding end of period	1.1	$39.33

The performance stock units issued before fiscal 2010 vest over a period of five years following the date of grant, where zero percent to 150.0 percent of one-fifth (20 percent) of the grant is earned or forfeited at the end of each year in the vesting period. Performance stock units issued during fiscal 2010 and subsequent will cliff vest 3 years from the date of grant, where zero percent to 150.0 percent of the entire grant is earned or forfeited at the end of 3 years. The number of units that actually vests will be determined for each year based on the achievement of Company performance criteria set forth in the award agreement and may range from zero percent to 150.0 percent of the annual target. These awards issued before fiscal 2010 may be settled in cash or shares of common stock at the election of the Company on the date of grant. The performance stock unit grants for fiscal 2007 and 2008 were designated as equity settled awards, while the fiscal 2009 grant was designated as a cash-settled award. All awards issued during fiscal 2010 and subsequent will be cash settled awards. Holders will receive one share of common stock or its equivalent in cash for each performance stock unit that vests. For equity-settled awards, compensation expense is measured based on grant date fair value and amortized over the service period. Cash-settled awards are measured based on the market price of our common stock each period, are amortized over the service period and the vested portion is carried as a liability in our accompanying consolidated balance sheets. As of May 27, 2012, there was $18.9 million of unrecognized compensation cost related to unvested performance stock units granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 1.5 years. The total fair value of performance stock units that vested in fiscal 2012 was $9.8 million.
We maintain an Employee Stock Purchase Plan to provide eligible employees who have completed one year of service (excluding senior officers subject to Section 16(b) of the Securities Exchange Act of 1934, and certain other employees who are employed less than full time or own 5 percent or more of our capital stock or that of any subsidiary) an opportunity to invest up to $5.0 thousand per calendar quarter to purchase shares of our common stock, subject to certain limitations. Under the plan, up to an aggregate of 3.6 million shares are available for purchase by employees at a purchase price that is 85.0 percent of the fair market value of our common stock on either the first or last trading day of each calendar quarter, whichever is lower. Cash received from employees pursuant to the plan during fiscal 2012, 2011 and 2010 was $7.2 million, $7.4 million and $7.1 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 - COMMITMENTS AND CONTINGENCIES
As collateral for performance on contracts and as credit guarantees to banks and insurers, we were contingently liable for guarantees of subsidiary obligations under standby letters of credit. At May 27, 2012 and May 29, 2011, we had $99.2 million and $96.4 million, respectively, of standby letters of credit related to workers’ compensation and general liabilities accrued in our consolidated financial statements. At May 27, 2012 and May 29, 2011, we had $20.3 million and $16.8 million, respectively, of standby letters of credit related to contractual operating lease obligations and other payments. All standby letters of credit are renewable annually.
At May 27, 2012 and May 29, 2011, we had $5.4 million and $7.4 million, respectively, of guarantees associated with leased properties that have been assigned to third parties. These amounts represent the maximum potential amount of future payments under the guarantees. The fair value of these potential payments discounted at our pre-tax cost of capital at May 27, 2012 and May 29, 2011, amounted to $4.1 million and $5.4 million, respectively. We did not accrue for the guarantees, as the likelihood of the third parties defaulting on the assignment agreements was deemed to be less than probable. In the event of default by a third party, the indemnity and default clauses in our assignment agreements govern our ability to recover from and pursue the third party for damages incurred as a result of its default. We do not hold any third-party assets as collateral related to these assignment agreements, except to the extent that the assignment allows us to repossess the building and personal property. These guarantees expire over their respective lease terms, which range from fiscal 2013 through fiscal 2021.
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

NOTE 20 – SUBSEQUENT EVENT
On June 20, 2012, the Board of Directors declared a cash dividend of $0.50 per share to be paid August 1, 2012 to all shareholders of record as of the close of business on July 10, 2012.

On July 12, 2012, we entered into an agreement to acquire Yard House USA, Inc., (Yard House), for $585.0 million in an all-cash transaction. After the acquisition, Yard House will be a wholly-owned subsidiary of Darden. The transaction has been approved by our Board of Directors and is subject to the satisfaction of customary closing conditions, including, among others, the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The acquisition is expected to be completed early in the second quarter of fiscal 2013.

NOTE 21 - QUARTERLY DATA (UNAUDITED)
The following table summarizes unaudited quarterly data for fiscal 2012 and fiscal 2011:

	Fiscal 2012 - Quarters Ended
(in millions, except per share data)	Aug. 28	Nov. 27	Feb. 26	May 27	Total
Sales	$1,942.0	$1,831.5	$2,159.7	$2,065.6	$7,998.7
Earnings before income taxes	147.0	72.5	217.8	200.7	638.0
Earnings from continuing operations	106.8	54.1	164.1	151.6	476.5
Losses from discontinued operations, net of tax	(0.2)	(0.4)	—	(0.4)	(1.0)
Net earnings	106.6	53.7	164.1	151.2	475.5
Basic net earnings per share:
Earnings from continuing operations	0.80	0.42	1.28	1.18	3.66
Losses from discontinued operations	—	(0.01)	—	—	(0.01)
Net earnings	0.80	0.41	1.28	1.18	3.65
Diluted net earnings per share:
Earnings from continuing operations	0.78	0.41	1.25	1.15	3.58
Losses from discontinued operations	—	(0.01)	—	—	(0.01)
Net earnings	0.78	0.40	1.25	1.15	3.57
Dividends paid per share	0.43	0.43	0.43	0.43	1.72
Stock price:
High	53.81	49.20	51.90	55.84	55.84
Low	43.85	40.69	41.65	48.49	40.69

	Fiscal 2011 - Quarters Ended
(in millions, except per share data)	Aug. 29	Nov. 28	Feb. 27	May 29	Total
Sales	$1,806.7	$1,726.2	$1,976.8	$1,990.4	$7,500.2
Earnings before income taxes	159.1	103.2	199.1	186.2	647.6
Earnings from continuing operations	113.3	75.8	151.7	138.0	478.7
Losses from discontinued operations, net of tax	(0.2)	(1.3)	(0.5)	(0.6)	(2.4)
Net earnings	113.1	74.5	151.2	137.4	476.3
Basic net earnings per share:
Earnings from continuing operations	0.82	0.55	1.11	1.02	3.50
Losses from discontinued operations	—	(0.01)	—	—	(0.02)
Net earnings	0.82	0.54	1.11	1.02	3.48
Diluted net earnings per share:
Earnings from continuing operations	0.80	0.54	1.08	1.00	3.41
Losses from discontinued operations	—	(0.01)	—	(0.01)	(0.02)
Net earnings	0.80	0.53	1.08	0.99	3.39
Dividends paid per share	0.32	0.32	0.32	0.32	1.28
Stock price:
High	45.04	49.99	50.84	52.12	52.12
Low	37.08	41.03	45.07	45.51	37.08

Five-Year Financial Summary
Financial Review 2012
	Fiscal Year Ended
(In millions, except per share data)	May 27, 2012	May 29, 2011	May 30, 2010	May 31, 2009(2)	May 25, 2008
Operating Results (3) Sales	$7,998.7	$7,500.2	$7,113.1	$7,217.5	$6,626.5
Costs and expenses:
Cost of sales:
Food and beverage	2,460.6	2,173.6	2,051.2	2,200.3	1,996.2
Restaurant labor	2,502.0	2,396.9	2,350.6	2,308.2	2,124.7
Restaurant expenses	1,200.6	1,129.0	1,082.2	1,128.4	1,017.8
Total cost of sales, excluding restaurant depreciation and amortization (4)	$6,163.2	$5,699.5	$5,484.0	$5,636.9	$5,138.7
Selling, general and administrative (1)	746.8	742.7	690.7	677.6	641.7
Depreciation and amortization	349.1	316.8	300.9	283.1	245.7
Interest, net	101.6	93.6	93.9	107.4	85.7
Total costs and expenses	$7,360.7	$6,852.6	$6,569.5	$6,705.0	$6,111.8
Earnings before income taxes	638.0	647.6	543.6	512.5	514.7
Income taxes	(161.5)	(168.9)	(136.6)	(140.7)	(145.2)
Earnings from continuing operations	$476.5	$478.7	$407.0	$371.8	$369.5
(Losses) earnings from discontinued operations, net of tax (benefit) expense of $(0.7), $(1.5), $(1.5), $0.2 and $3.0	(1.0)	(2.4)	(2.5)	0.4	7.7
Net earnings	$475.5	$476.3	$404.5	$372.2	$377.2
Basic net earnings per share:
Earnings from continuing operations	$3.66	$3.50	$2.92	$2.71	$2.63
(Losses) earnings from discontinued operations	$(0.01)	$(0.02)	$(0.02)	$—	$0.06
Net earnings	$3.65	$3.48	$2.90	$2.71	$2.69
Diluted net earnings per share:
Earnings from continuing operations	$3.58	$3.41	$2.86	$2.65	$2.55
(Losses) earnings from discontinued operations	$(0.01)	$(0.02)	$(0.02)	$—	$0.05
Net earnings	$3.57	$3.39	$2.84	$2.65	$2.60
Average number of common shares outstanding:
Basic	130.1	136.8	139.3	137.4	140.4
Diluted	133.2	140.3	142.4	140.4	145.1
Financial Position
Total assets	$5,944.2	$5,466.6	$5,276.1	$5,056.6	$4,761.1
Land, buildings and equipment, net	$3,951.3	$3,622.0	$3,403.7	$3,306.7	$3,066.0
Working capital (deficit)	$(1,016.5)	$(623.0)	$(519.6)	$(493.8)	$(631.1)
Long-term debt, less current portion	$1,453.7	$1,407.3	$1,408.7	$1,632.3	$1,634.3
Stockholders’ equity	$1,842.0	$1,936.2	$1,894.0	$1,606.0	$1,409.1
Stockholders’ equity per outstanding share	$14.28	$14.38	$13.47	$11.53	$10.03

Five-Year Financial Summary (continued)

	Fiscal Year Ended
(In millions, except per share data)	May 27, 2012	May 29, 2011	May 30, 2010	May 31, 2009	May 25, 2008
Other Statistics
Cash flows from operations (2) (3)	$762.2	$894.7	$903.4	$783.5	$766.8
Capital expenditures (3) (5)	$639.7	$547.7	$432.1	$535.3	$1,627.3
Dividends paid	$223.9	$175.5	$140.0	$110.2	$100.9
Dividends paid per share	$1.72	$1.28	$1.00	$0.80	$0.72
Advertising expense (2) (3)	$357.2	$340.2	$311.9	$308.3	$257.8
Stock price:
High	$55.84	$52.12	$49.01	$40.26	$47.08
Low	$40.69	$37.08	$29.94	$13.54	$20.99
Close	$53.06	$50.92	$42.90	$36.17	$31.74
Number of employees	181,468	178,380	174,079	178,692	178,200
Number of restaurants (3)	1,994	1,894	1,824	1,773	1,702

(1)	Includes asset impairment charges of $0.5 million, $4.7 million, $6.2 million, $12.0 million and $0.0 million, respectively.

(2)	Fiscal year 2009 consisted of 53 weeks while all other fiscal years consisted of 52 weeks.

(3)
Consistent with our consolidated financial statements, information has been presented on a continuing operations basis. Accordingly, the activities related to Smokey Bones, Rocky River Grillhouse and the nine Bahama Breeze restaurants closed or sold in fiscal 2007 and 2008 have been excluded.

(4)	Excludes restaurant depreciation and amortization of $326.9 million, $295.6 million, $283.4 million, $267.1 million and $230.0 million, respectively.

(5)
Fiscal 2008 includes net cash used in the acquisition of RARE Hospitality International, Inc. of $1.20 billion in addition to $429.2 million of capital expenditures related principally to building new restaurants and replacing old restaurants and equipment.