Form 10-K, Exhibit 13
period 2014-05-25
DARDEN RESTAURANTS INC
filed 2014-07-18
CIK 940944

Exhibit 13
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This discussion and analysis below for Darden Restaurants, Inc. (Darden, the Company, we, us or our) should be read in conjunction with our consolidated financial statements and related financial statement notes found elsewhere in this report. We operate on a 52/53 week fiscal year, which ends on the last Sunday in May. Fiscal 2014, 2013 and 2012 each consisted of 52 weeks of operation.
OVERVIEW OF OPERATIONS
Our business operates in the full-service dining segment of the restaurant industry, primarily in the United States. At May 25, 2014, we operated 2,207 Olive Garden®, Red Lobster®, LongHorn Steakhouse®, The Capital Grille®, Yard House®, Bahama Breeze®, Seasons 52®, Eddie V's Prime Seafood® and Wildfish Seafood Grille® restaurants in the United States and Canada. Through subsidiaries, we own and operate all of our restaurants in the United States and Canada, except for three restaurants located in Central Florida and three restaurants in California that are owned jointly by us and third parties, and managed by us, one franchised restaurant in Atlanta and seven franchised restaurants in Puerto Rico. We also have area development and franchise agreements with unaffiliated operators to develop and operate our brands in Asia, the Middle East and Latin America. Pursuant to these agreements, as of May 25, 2014, 45 franchised restaurants were in operation in Japan, the Middle East, Mexico, Brazil and Peru. All significant inter-company balances and transactions have been eliminated in consolidation.

On May 15, 2014, we entered into an agreement to sell Red Lobster and certain related assets and associated liabilities for $2.11 billion in cash and we expect the transaction to close during the first quarter of fiscal 2015. These assets and liabilities are classified as held for sale on our consolidated balance sheet as of May 25, 2014. Additionally, in the fourth quarter of fiscal 2014, in connection with the sale of Red Lobster, we closed two restaurants that housed both a Red Lobster and an Olive Garden in the same building (synergy restaurants). We have classified the results of operations and impairment charges of the Red Lobster business and the two closed synergy restaurants as discontinued operations in our consolidated statements of earnings and cash flows for all periods presented. No amounts for shared general and administrative operating support expense or interest expense were allocated to discontinued operations.
Our mission is to be the best in full-service dining, now and for generations. We believe we can achieve this goal by continuing to build on our strategy to be a multi-brand restaurant growth company, which is grounded in:

•	Brand relevance;

•	Brand support;

•	A vibrant business model;

•	Competitively superior leadership; and

•	A unifying, motivating culture.
Further, we believe the sale of Red Lobster will allow us to enhance our focus on our mission with respect to our remaining brands.
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

We compute same-restaurant sales using restaurants open at least 16 months because this period is generally required for new restaurant sales levels to normalize. Sales at newly opened restaurants generally do not make a significant contribution to profitability in their initial months of operation due to operating inefficiencies. Our sales and expenses can be impacted significantly by the number and timing of new restaurant openings and closings, relocations and remodeling of existing restaurants. Pre-opening expenses each period reflect the costs associated with opening new restaurants in current and future periods.
Fiscal 2014 Financial Highlights
Our sales from continuing operations were $6.29 billion in fiscal 2014 compared to $5.92 billion in fiscal 2013. The 6.2 percent increase in sales from continuing operations was primarily driven by the addition of 70 net new company-owned restaurants, a 1.6 percent blended same-restaurant sales increase for The Capital Grille, Bahama Breeze, Seasons 52, Eddie V's and Yard House, and a 2.7 percent same-restaurant sales increase for LongHorn Steakhouse, partially offset by a 3.4 percent same-restaurant sales decrease for Olive Garden.
Net earnings from continuing operations for fiscal 2014 were $183.2 million ($1.38 per diluted share) compared with net earnings from continuing operations for fiscal 2013 of $237.3 million ($1.80 per diluted share). Net earnings from continuing operations for fiscal 2014 decreased 22.8 percent and diluted net earnings per share from continuing operations decreased 23.3 percent compared with fiscal 2013.
Our net earnings from discontinued operations were $103.0 million ($0.77 per diluted share) for fiscal 2014, compared with net earnings from discontinued operations of $174.6 million ($1.33 per diluted share) for fiscal 2013. When combined with results from continuing operations, our diluted net earnings per share were $2.15 and $3.13 for fiscal 2014 and 2013, respectively.
During the second quarter of fiscal 2014, a comprehensive review of operations resulted in a strategic action plan with three primary components. The first was a decision to reduce operating support costs through a combination of workforce reductions and program spending cuts which primarily impacted our selling, general and administrative expenses. The second was the announcement in December 2013, to separate the Red Lobster business. The third was a commitment to slow down new unit growth.

Outlook and Strategy
We expect same-restaurant sales in fiscal 2015 to range from flat to an increase of 1.0 percent for Olive Garden and an increase of 1.0 percent to 2.0 percent for LongHorn Steakhouse. We expect a blended same-restaurant sales increase for The Capital Grille, Bahama Breeze, Seasons 52, Eddie V's and Yard House of approximately 2.0 percent. Total sales from continuing operations in fiscal 2015 are expected to increase between 5.0 percent and 7.0 percent, including the impact of the 53rd week in fiscal 2015. We expect food and beverage expenses to be higher as a percent of sales based on our expectations of food cost inflation. We also expect restaurant labor expenses to be higher as a percent of sales based on our expectations that manager incentive compensation will return to normal levels. Excluding the impact of costs we expect to incur in connection with the Red Lobster separation in fiscal 2015, as well as costs related to our lobster aquaculture research and development project, we expect general and administrative expenses as a percent of sales to remain consistent with fiscal 2014. This is primarily due to cost savings generated from actions taken as a result of our restaurant support platform review. We expect our remaining expense line items, restaurant expenses and depreciation expense, to be relatively flat as a percent of sales. We expect diluted net earnings per share from continuing operations for fiscal 2015 to be above fiscal 2014 by between 30.0 percent and 35.0 percent, including the impact of the 53rd week. In fiscal 2015, we expect to add approximately 35 - 40 net new restaurants, and we expect capital expenditures incurred to build new restaurants and remodel existing restaurants to be between $325.0 million and $350.0 million.
In June 2014, we announced a quarterly dividend of $0.55 per share, payable on August 1, 2014. Based on the $0.55 quarterly dividend declaration, our expected annual dividend is $2.20 per share, which is consistent with our fiscal 2014 annual dividend. Dividends are subject to the approval of our Board of Directors and, accordingly, the timing and amount of our dividends are subject to change.
During fiscal 2015, we are focused on progressing with our value creation priorities, which include: completion of the Red Lobster sale; continuation of the Olive Garden “brand renaissance”; continuation of new restaurant growth at our other brands, primarily driven by LongHorn; implementation of a new management incentive plan that more directly emphasizes same-restaurant sales, free cash flow and relative total shareholder return; continuation of the focus on our restaurant support platform costs; and improvement on capital allocation discipline.

The total sales growth we envision should increase the cost-effectiveness of our restaurant support platform.  However, we also plan to supplement our conventional incremental year-to-year cost management efforts with an ongoing focus on identifying and pursuing transformational multi-year cost reduction opportunities.
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

RESULTS OF OPERATIONS FOR FISCAL 2014, 2013 AND 2012
The following table sets forth selected operating data as a percent of sales from continuing operations for the fiscal years ended May 25, 2014, May 26, 2013 and May 27, 2012. This information is derived from the consolidated statements of earnings found elsewhere in this report. Additionally, this information and the following analysis have been presented with the results of operations, costs incurred in connection with the planned separation and impairment charges for Red Lobster and the two closed synergy restaurants classified as discontinued operations for all periods presented.

	Fiscal Years
	2014	2013	2012
Sales	100.0%	100.0%	100.0%
Costs and expenses:
Cost of sales:
Food and beverage	30.1	29.4	29.2
Restaurant labor	32.1	32.0	31.6
Restaurant expenses	17.2	16.6	15.9
Total cost of sales, excluding restaurant depreciation and amortization of 4.5%, 4.3% and 4.1%, respectively	79.4%	78.0%	76.7%
Selling, general and administrative	10.6	10.6	10.2
Depreciation and amortization	4.8	4.7	4.5
Interest, net	2.1	2.1	1.9
Asset impairment, net	0.3	—	—
Total costs and expenses	97.2%	95.4%	93.3%
Earnings before income taxes	2.8	4.6	6.7
Income taxes	(0.1)	0.6	1.5
Earnings from continuing operations	2.9	4.0	5.2
Earnings from discontinued operations, net of taxes	1.7	3.0	3.7
Net earnings	4.6%	7.0%	8.9%

The following table details the number of company-owned restaurants currently reported in continuing operations and the Red Lobster restaurants currently reported in discontinued operations that were open at the end of fiscal 2014, compared with the number open at the end of fiscal 2013 and the end of fiscal 2012.

	May 25, 2014	May 26, 2013	May 27, 2012
Olive Garden – USA	831	822	786
Olive Garden – Canada	6	6	6
Total	837	828	792
LongHorn Steakhouse	464	430	386
The Capital Grille	54	49	46
Bahama Breeze	37	33	30
Seasons 52	38	31	23
Eddie V's (1)	15	12	11
Yard House (1)	52	44	—
Other (2)	4	4	1
Total - continuing operations	1,501	1,431	1,289
Red Lobster – USA	679	678	677
Red Lobster – Canada	27	27	27
Other (3)	—	2	1
Total - discontinued operations	706	707	705
Total Darden	2,207	2,138	1,994

(1)	Includes the 11 Eddie V's and Wildfish restaurants acquired on November 14, 2011 and the 40 Yard House restaurants acquired on August 29, 2012.

(2)	Represents synergy restaurants in operation. We expect to convert all remaining synergy restaurants into stand-alone Olive Garden restaurants by the end of the first quarter of fiscal 2015.

(3)	Represents synergy restaurants closed as of May 25, 2014 and classified as discontinued operations.
SALES
Sales from continuing operations were $6.29 billion in fiscal 2014, $5.92 billion in fiscal 2013 and $5.33 billion in fiscal 2012. The 6.2 percent increase in sales from continuing operations for fiscal 2014 was driven by the addition of 70 net new company-owned restaurants, a 1.6 percent blended same-restaurant sales increase for The Capital Grille, Bahama Breeze, Seasons 52, Eddie V's and Yard House, and a 2.7 percent same-restaurant sales increase for LongHorn Steakhouse, partially offset by a 3.4 percent same-restaurant sales decrease for Olive Garden.
Olive Garden’s sales of $3.64 billion in fiscal 2014 were 1.1 percent below fiscal 2013, driven primarily by a U.S. same-restaurant sales decrease of 3.4 percent partially offset by revenue from nine net new restaurants. The decrease in U.S. same-restaurant sales resulted from a 4.2 percent decrease in same-restaurant guest counts partially offset by a 0.8 percent increase in average check. Average annual sales per restaurant for Olive Garden were $4.4 million in fiscal 2014 compared to $4.6 million in fiscal 2013.
LongHorn Steakhouse’s sales of $1.38 billion in fiscal 2014 were 12.4 percent above fiscal 2013, driven primarily by revenue from 34 net new restaurants combined with a same-restaurant sales increase of 2.7 percent. The increase in same-restaurant sales resulted from a 0.3 percent increase in same-restaurant guest counts combined with a 2.4 percent increase in average guest check. Average annual sales per restaurant for LongHorn Steakhouse were $3.1 million in fiscal 2014 compared to $3.0 million in fiscal 2013.

In total, The Capital Grille, Bahama Breeze, Seasons 52, Eddie V's and Yard House generated sales of $1.23 billion in fiscal 2014, which were 25.2 percent above fiscal 2013, primarily driven by the incremental sales from 27 net new restaurants since the end of fiscal 2013 in addition to the 40 Yard House restaurants acquired in the second quarter of fiscal 2013. Sales growth also reflected same-restaurant sales increases of 3.4 percent at The Capital Grille, 4.1 percent at Bahama Breeze, 1.1 percent at Eddie V's and 0.3 percent at Yard House, and a same-restaurant sales decrease of 2.2 percent at Seasons 52. Average annual sales per restaurant for The Capital Grille were $7.1 million in fiscal 2014 compared to $7.0 million in fiscal 2013. Average annual sales per restaurant for Bahama Breeze were $5.6 million in fiscal 2014 compared to $5.5 million in fiscal 2013. Average annual sales per restaurant for Seasons 52 were $5.7 million in fiscal 2014 compared to $6.2 million in fiscal 2013.

Average annual sales per restaurant for Eddie V's were $6.0 million in fiscal 2014 compared to $5.8 million in fiscal 2013. Average annual sales per restaurant for Yard House were $8.2 million in fiscal 2014 and fiscal 2013.
The 11.1 percent increase in sales from continuing operations for fiscal 2013 was driven by the addition of 102 net new company-owned restaurants plus the addition of 40 Yard House purchased restaurants, a 2.1 percent blended same-restaurant sales increase for The Capital Grille, Bahama Breeze and Seasons 52, and a 1.2 percent same-restaurant sales increase for LongHorn Steakhouse partially offset by a 1.5 percent same-restaurant sales decrease for Olive Garden.
Olive Garden’s sales of $3.68 billion in fiscal 2013 were 2.9 percent above fiscal 2012, driven primarily by revenue from 36 net new restaurants partially offset by a U.S. same-restaurant sales decrease of 1.5 percent. The decrease in U.S. same-restaurant sales resulted from a 2.8 percent decrease in same-restaurant guest counts partially offset by a 1.3 percent increase in average check. Average annual sales per restaurant for Olive Garden were $4.6 million in fiscal 2013 compared to $4.7 million in fiscal 2012.
LongHorn Steakhouse’s sales of $1.23 billion in fiscal 2013 were 10.3 percent above fiscal 2012, driven primarily by revenue from 44 net new restaurants combined with a same-restaurant sales increase of 1.2 percent. The increase in same-restaurant sales resulted from a 1.1 percent increase in same-restaurant guest counts combined with a 0.1 percent increase in average guest check. Average annual sales per restaurant for LongHorn Steakhouse were $3.0 million in fiscal 2013 and fiscal 2012.

In total, The Capital Grille, Bahama Breeze, Seasons 52, Eddie V's and Yard House generated sales of $986.4 million in fiscal 2013, which were 58.3 percent above fiscal 2012, primarily driven by the Yard House acquisition. Additionally, Seasons 52 added eight new restaurants, Yard House added four new restaurants, The Capital Grille added three new restaurants, Bahama Breeze added three new restaurants, and Eddie V's added one new restaurant. Sales growth also reflected same-restaurant sales increases of 3.3 percent at The Capital Grille, 1.2 percent at Seasons 52 and 0.2 percent at Bahama Breeze. Average annual sales per restaurant for The Capital Grille were $7.0 million in fiscal 2013 compared to $6.8 million in fiscal 2012. Average annual sales per restaurant for Bahama Breeze were $5.5 million in fiscal 2013 compared to $5.6 million in fiscal 2012. Average annual sales per restaurant for Seasons 52 were $6.2 million in fiscal 2013 compared to $6.4 million in fiscal 2012. Average annual sales per restaurant for Eddie V's were $5.8 million in fiscal 2013 compared to $5.9 million in fiscal 2012.
COSTS AND EXPENSES
Total costs and expenses from continuing operations were $6.11 billion in fiscal 2014, $5.65 billion in fiscal 2013 and $4.97 billion in fiscal 2012. As a percent of sales, total costs and expenses from continuing operations were 97.2 percent in fiscal 2014, 95.4 percent in fiscal 2013 and 93.3 percent in fiscal 2012.
Food and beverage costs increased $148.6 million, or 8.5 percent, from $1.74 billion in fiscal 2013 to $1.89 billion in fiscal 2014. Food and beverage costs increased $189.9 million, or 12.2 percent, from $1.55 billion in fiscal 2012 to $1.74 billion in fiscal 2013. As a percent of sales, food and beverage costs increased from fiscal 2013 to fiscal 2014 primarily as a result of food cost inflation partially offset by pricing. As a percent of sales, food and beverage costs increased from fiscal 2012 to fiscal 2013 primarily as a result of food cost inflation and unfavorable menu-mix, partially offset by pricing.
Restaurant labor costs increased $125.0 million, or 6.6 percent, from $1.89 billion in fiscal 2013 to $2.02 billion in fiscal 2014. Restaurant labor costs increased $209.0 million, or 12.4 percent, from $1.68 billion in fiscal 2012 to $1.89 billion in fiscal 2013. As a percent of sales, restaurant labor costs increased in fiscal 2014 primarily as a result of wage-rate inflation and decreased labor efficiency, partially offset by sales leverage. As a percent of sales, restaurant labor costs increased in fiscal 2013 primarily as a result of decreased labor efficiency and wage-rate inflation.
Restaurant expenses (which include utilities, repairs and maintenance, credit card, lease, property tax, workers’ compensation, new restaurant pre-opening and other restaurant-level operating expenses) increased $100.3 million, or 10.2 percent, from $980.4 million in fiscal 2013 to $1.08 billion in fiscal 2014. Restaurant expenses increased $129.4 million, or 15.2 percent, from $851.0 million in fiscal 2012 to $980.4 million in fiscal 2013. As a percent of sales, restaurant expenses increased in fiscal 2014 as compared to fiscal 2013 due to an increase in rent expense and higher repairs and maintenance expenses. As a percent of sales, restaurant expenses increased in fiscal 2013 as compared to fiscal 2012 primarily as a result of Yard House's higher restaurant expenses as a percentage of sales compared to our consolidated average prior to the acquisition. Additionally, restaurant expenses as a percentage of sales increased due to lost sales leverage, partially offset by lower utilities expenses.
Selling, general and administrative expenses increased $38.1 million, or 6.1 percent, from $625.4 million in fiscal 2013 to $663.5 million in fiscal 2014. Selling, general and administrative expenses increased $85.3 million, or 15.8 percent, from $540.1 million in fiscal 2012 to $625.4 million in fiscal 2013. As a percent of sales, selling, general and administrative expenses increased from fiscal 2013 to fiscal 2014 primarily as a result of the costs related to implementation of the strategic action plan and workforce reductions mentioned above, partially offset by sales leverage. As a percent of sales, selling, general and administrative expenses increased from fiscal 2012 to fiscal 2013 primarily due to higher media costs and acquisition and integration costs associated with the Yard House acquisition, partially offset by sales leverage.
Depreciation and amortization expense increased $26.1 million, or 9.4 percent, from $278.3 million in fiscal 2013 to $304.4 million in fiscal 2014. Depreciation and amortization expense increased $37.0 million, or 15.3 percent, from $241.3 million in fiscal 2012 to $278.3 million in fiscal 2013. As a percent of sales, depreciation and amortization expense increased in fiscal 2014 and fiscal 2013 primarily due to an increase in depreciable assets related to new restaurants and remodel activities.
Net interest expense increased $8.3 million, or 6.6 percent, from $126.0 million in fiscal 2013 to $134.3 million in fiscal 2014. Net interest expense increased $23.9 million, or 23.4 percent, from $102.1 million in fiscal 2012 to $126.0 million in fiscal 2013. As a percent of sales, net interest expense was flat in fiscal 2014 compared to fiscal 2013. As a percent of sales, net interest expense increased in fiscal 2013 compared to fiscal 2012 due to higher average debt balances in fiscal 2013, principally driven by the acquisition of Yard House.
INCOME TAXES
The effective income tax rates for fiscal 2014, 2013 and 2012 for continuing operations were (4.9) percent, 13.4 percent and 21.4 percent, respectively. The decrease in our effective rate for fiscal 2014 compared to fiscal 2013 is primarily due to an increase in the impact of certain tax credits on lower earnings before income taxes and a favorable adjustment related to the deduction of ESOP dividends for the current and prior years, partially offset by the impact of market-driven changes in the value of our trust-owned life insurance that are excluded for tax purposes. The decrease in our effective rate for fiscal 2013 compared to fiscal 2012 is primarily attributable to an increase in the impact of FICA tax credits for employee reported tips on lower earnings before income taxes and the tax impact of market-driven changes in the value of our trust-owned life insurance that are excluded for tax purposes, partially offset by a decrease in federal income tax credits related to the HIRE Act.
The effective income tax rates for fiscal 2014, 2013 and 2012 for discontinued operations were 23.9 percent, 29.4 percent and 30.2 percent, respectively. The decrease in the effective rate for fiscal 2014 compared to fiscal 2013 and for fiscal 2013 compared to fiscal 2012 is primarily due to an increase in the impact of certain tax credits on lower earnings before income taxes.
NET EARNINGS AND NET EARNINGS PER SHARE FROM CONTINUING OPERATIONS
Net earnings from continuing operations for fiscal 2014 were $183.2 million ($1.38 per diluted share) compared with net earnings from continuing operations for fiscal 2013 of $237.3 million ($1.80 per diluted share) and net earnings from continuing operations for fiscal 2012 of $279.2 million ($2.10 per diluted share).
Net earnings from continuing operations for fiscal 2014 decreased 22.8 percent and diluted net earnings per share from continuing operations decreased 23.3 percent compared with fiscal 2013, primarily due to higher food and beverage costs and restaurant expenses as a percent of sales, partially offset by increased sales and a lower effective income tax rate. Our diluted net earnings per share from continuing operations for fiscal 2014 were adversely impacted by approximately $0.23, comprised of approximately $0.10 due to legal, financial advisory and other costs related to implementation of the strategic action plan announced in December 2013, approximately $0.08 due to asset impairment charges and approximately $0.05 due to costs associated with our September 2013 workforce reduction.
Net earnings from continuing operations for fiscal 2013 decreased 15.0 percent and diluted net earnings per share from continuing operations decreased 14.3 percent compared with fiscal 2012 primarily due to higher selling, general and administrative expenses, restaurant expenses, depreciation and amortization expenses and net interest expense as a percent of sales, partially offset by increased sales and a lower effective income tax rate. Costs associated with the Yard House acquisition adversely affected diluted net earnings per share from continuing operations by approximately $0.09.
EARNINGS FROM DISCONTINUED OPERATIONS
Red Lobster’s sales of $2.46 billion in fiscal 2014 were 6.2 percent below fiscal 2013, driven primarily by a U.S. same-restaurant sales decrease of 6.0 percent, partially offset by revenue from one net new restaurant. The decrease in U.S. same-restaurant sales resulted from a 9.3 percent decrease in same-restaurant guest counts, partially offset by a 3.3 percent increase in average guest check. Average annual sales per restaurant for Red Lobster were $3.5 million in fiscal 2014 compared to $3.7 million in fiscal 2013.

Red Lobster’s sales of $2.62 billion in fiscal 2013 were 1.7 percent below fiscal 2012, driven primarily by a U.S. same-restaurant sales decrease of 2.2 percent partially offset by revenue from one net new restaurant. The decrease in U.S. same-restaurant sales resulted from a 1.8 percent decrease in same-restaurant guest counts combined with a 0.4 percent decrease in average guest check. Average annual sales per restaurant for Red Lobster were $3.7 million in fiscal 2013 compared to $3.8 million in fiscal 2012.
On an after-tax basis, earnings from discontinued operations for fiscal 2014 were $103.0 million ($0.77 per diluted share) compared with earnings from discontinued operations for fiscal 2013 of $174.6 million ($1.33 per diluted share) and fiscal 2012 of $196.3 million ($1.47 per diluted share). The decrease in earnings from discontinued operations in fiscal 2014 and fiscal 2013 was primarily driven by a decrease in sales and overall performance at Red Lobster in addition to separation-related costs (approximately $0.10 per diluted share) and impairments recorded for the two closed synergy locations (approximately $0.04 per diluted share).
SEASONALITY
Our sales volumes fluctuate seasonally. Typically, our average sales per restaurant are highest in the spring and winter, followed by the summer, and lowest in the fall. Holidays, changes in the economy, severe weather and similar conditions may impact sales volumes seasonally in some operating regions. Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.
IMPACT OF INFLATION
We attempt to minimize the annual effects of inflation through appropriate planning, operating practices and menu price increases. We experienced higher than normal inflationary costs during fiscal 2014 and fiscal 2012 and were able to partially reduce the annual impact utilizing these strategies. We do not believe inflation had a significant overall effect on our annual results of operations during fiscal 2013.
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

The judgments we make related to the expected useful lives of long-lived assets and our ability to realize undiscounted cash flows in excess of the carrying amounts of these assets are affected by factors such as the ongoing maintenance and improvements of the assets, changes in economic conditions, changes in usage or operating performance, desirability of the restaurant sites and other factors, such as our ability to sell our assets held for sale. As we assess the ongoing expected cash flows and carrying amounts of our long-lived assets, significant adverse changes in these factors could cause us to realize a material impairment loss. During fiscal 2014, 2013 and 2012 we recognized long-lived asset impairment charges of $18.3 million ($11.3 million net of tax), $0.7 million ($0.4 million net of tax) and $0.2 million ($0.1 million net of tax), respectively. Impairment charges resulted primarily from the carrying value of restaurant assets exceeding the estimated fair market value, which is based on projected cash flows. These costs are included in asset impairments, net as a component of earnings from continuing operations in the accompanying consolidated statements of earnings for fiscal 2014, 2013 and 2012. Impairment charges were measured based on the amount by which the carrying amount of these assets exceeded their fair value. Fair value is generally determined based on appraisals or sales prices of comparable assets and estimates of future cash flows.
Valuation and Recoverability of Goodwill and Trademarks
We review our goodwill and trademarks for impairment annually, as of the first day of our fiscal fourth quarter, or more frequently if indicators of impairment exist. Goodwill and trademarks are not subject to amortization and have been assigned to reporting units for purposes of impairment testing. The reporting units are our restaurant brands. At May 25, 2014 and May 26, 2013, we had goodwill of $872.5 million and $908.3 million, respectively. At May 25, 2014 and May 26, 2013, we had trademarks of $574.6 million and $573.8 million, respectively.
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

Given the significance of goodwill relative to the size of the LongHorn Steakhouse ($49.4 million), The Capital Grille ($401.7 million), Eddie V's ($22.0 million) and Yard House ($369.2 million) reporting units, we also performed sensitivity analyses on our estimated fair value of these reporting units using the income approach. A key assumption in our fair value estimate is the weighted-average cost of capital utilized for discounting our cash flow estimates in our income approach. We selected a weighted-average cost of capital of 10.0 percent for LongHorn Steakhouse and The Capital Grille, 15.0 percent for Eddie V's and 13.0 percent for Yard House . An increase in the weighted-average cost of capital of approximately 518 basis points, 254 basis points, 249 basis points and 187 basis points would result in an impairment of a portion of the goodwill of LongHorn Steakhouse, The Capital Grille, Eddie V's and Yard House, respectively. The estimated fair values of LongHorn Steakhouse, The Capital Grille, Eddie V's and Yard House exceeded their carrying values by approximately 103 percent, 35 percent, 51 percent and 25 percent, respectively.
The fair value of trademarks are estimated and compared to the carrying value. We estimate the fair value of trademarks using the relief-from-royalty method, which requires assumptions related to projected sales from our annual long-range plan; assumed royalty rates that could be payable if we did not own the trademarks; and a discount rate. We recognize an impairment loss when the estimated fair value of the trademarks is less than the carrying value. We completed our impairment test and concluded as of the date of the test, there was no impairment of the trademarks for LongHorn Steakhouse, The Capital Grille, Eddie V's and Yard House. The estimated fair value of LongHorn Steakhouse's trademark exceeded its carrying value of $307.8 million by approximately 91 percent. The estimated fair value of The Capital Grille's trademark exceeded its carrying value of $147.0 million by approximately 34 percent. The estimated fair value of Eddie V's trademark exceeded its carrying value of $10.5 million by approximately 100 percent. The estimated fair value of Yard House trademark exceeded its carrying value of $109.3 million by approximately 21 percent. A key assumption in our fair value estimate is the discount rate utilized in the relief-from-royalty method. We selected a discount rate of 11.0 percent for LongHorn Steakhouse and The Capital Grille, 16.0 percent for Eddie V's and 14.0 percent for Yard House. An increase in the discount rate of approximately 630 basis points, 240 basis points, 800 basis points and 187 basis points would result in impairment of a portion of the trademarks of LongHorn Steakhouse, The Capital Grille, Eddie V's and Yard House, respectively.
We determined that there was no goodwill or trademark impairment as of the first day of our fiscal 2014 fourth quarter and no additional indicators of impairment were identified through the end of our fiscal fourth quarter that would require us to test further for impairment. However, declines in our market capitalization (reflected in our stock price) as well as in the market capitalization of other companies in the restaurant industry, declines in sales at our restaurants, and significant adverse changes in the operating environment for the restaurant industry may result in a future impairment loss.
Changes in circumstances, existing at the measurement date or at other times in the future, or in the numerous estimates associated with management’s judgments and assumptions made in assessing the fair value of our goodwill, could result in an impairment loss of a portion or all of our goodwill or trademarks. If we recorded an impairment loss, our financial position and results of operations would be adversely affected and our leverage ratio for purposes of our credit agreement would increase. A leverage ratio exceeding the maximum permitted under our credit agreement would be a default under our credit agreement. At May 25, 2014, a write-down of goodwill, other indefinite-lived intangible assets, or any other assets in excess of approximately $850.0 million would have been required to cause our leverage ratio to exceed the permitted maximum. As our leverage ratio is determined on a quarterly basis and due to the seasonal nature of our business, a lesser amount of impairment in future quarters could cause our leverage ratio to exceed the permitted maximum.
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
Unearned Revenues
Unearned revenues represent our liability for gift cards that have been sold but not yet redeemed. We recognize sales from our gift cards when the gift card is redeemed by the customer. Although there are no expiration dates or dormancy fees for our gift cards, based on our analysis of our historical gift card redemption patterns, we can reasonably estimate the amount of gift cards for which redemption is remote, which is referred to as “breakage.” We recognize breakage within sales for unused gift card amounts in proportion to actual gift card redemptions, which is also referred to as the “redemption recognition” method. The estimated value of gift cards expected to remain unused is recognized over the expected period of redemption as the remaining gift card values are redeemed, generally over a period of 10 years. Utilizing this method, we estimate both the amount of breakage and the time period of redemption. If actual redemption patterns vary from our estimates, actual gift card breakage income may differ from the amounts recorded. We update our estimates of our redemption period and our breakage rate periodically and apply that rate to gift card redemptions. Changing our breakage-rate assumption on unredeemed gift cards by 25 basis points would result in an adjustment in our unearned revenues of approximately $15.0 million.
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
We base our estimates on the best available information at the time that we prepare the provision. We generally file our annual income tax returns several months after our fiscal year end. For U.S. federal income tax purposes, we participate in the Internal Revenue Service's (IRS) Compliance Assurance Process (CAP) whereby our U.S. federal income tax returns are reviewed by the IRS both prior to and after their filing. Income tax returns are subject to audit by state and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws. The major jurisdictions in which the Company files income tax returns include the U.S. federal jurisdiction, Canada, and all states in the U.S. that have an income tax. With a few exceptions, the Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before fiscal 2013, and state and local, or non-U.S. income tax examinations by tax authorities for years before fiscal 2010.
Included in the balance of unrecognized tax benefits at May 25, 2014 is $27.4 million related to tax positions for which it is reasonably possible that the total amounts could change during the next 12 months based on the outcome of examinations. The $27.4 million relates to items that would impact our effective income tax rate.

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
We currently manage our business and financial ratios to maintain an investment grade bond rating, which has historically allowed flexible access to financing at reasonable costs. Currently, our publicly issued long-term debt carries “Baa3” (Moody’s Investors Service), “BBB-” (Standard & Poor’s) and “BBB-” (Fitch) ratings. Our commercial paper has ratings of “P-3” (Moody’s Investors Service), “A-3” (Standard & Poor’s) and “F-3” (Fitch). These ratings are as of the date of the filing of this annual report and have been obtained with the understanding that Moody’s Investors Service, Standard & Poor’s and Fitch will continue to monitor our credit and make future adjustments to these ratings to the extent warranted. The ratings are not a recommendation to buy, sell or hold our securities, may be changed, superseded or withdrawn at any time and should be evaluated independently of any other rating.

On May 15, 2014, we entered into an agreement to sell Red Lobster. We expect to receive net cash proceeds from the sale, after tax and transaction costs, of approximately $1.60 billion, of which approximately $1.00 billion will be used to retire outstanding long-term debt. We expect to use the remaining net proceeds of approximately $500.0 million to $600.0 million in fiscal 2015 for our share repurchase program which is currently up to $700.0 million. In addition to strengthening our credit metrics, with the lower debt levels and reduced outstanding share count, we expect to maintain our current quarterly dividend of $0.55 cents per share, or $2.20 annually. The transaction is expected to close in the first quarter of fiscal 2015.
We maintain a $750.0 million revolving Credit Agreement (Revolving Credit Agreement), with Bank of America, N.A. (BOA) as administrative agent, and the lenders and other agents party thereto. The Revolving Credit Agreement is a senior unsecured credit commitment to the Company and contains customary representations and affirmative and negative covenants (including limitations on liens and subsidiary debt and a maximum consolidated lease adjusted total debt to total capitalization ratio of 0.75 to 1.00) and events of default customary for credit facilities of this type. As of May 25, 2014, we were in compliance with the covenants under the Revolving Credit Agreement.
On October 24, 2013, we entered into an amendment (First Amendment) to the Revolving Credit Agreement, which extended the maturity date from October 3, 2016 to October 24, 2018, and gives us the option to request a further extension of the maturity date for up to two additional one-year periods. Additionally, interest rates on borrowings and fees under the Revolving Credit Agreement are determined by reference to a ratings-based pricing grid, which was amended by the First Amendment.
The Revolving Credit Agreement proceeds may be used for commercial paper back-up, working capital and capital expenditures, the refinancing of certain indebtedness, certain acquisitions and general corporate purposes. Loans under the Revolving Credit Agreement bear interest at a rate of LIBOR plus a margin determined by reference to a ratings-based pricing grid (Applicable Margin), or the base rate (which is defined as the highest of the BOA prime rate, the Federal Funds rate plus 0.500 percent, and the Eurocurrency Rate plus 1.00 percent) plus the Applicable Margin. Assuming a “BBB-” equivalent credit rating level, the Applicable Margin under the Revolving Credit Agreement will be 1.300 percent for LIBOR loans and 0.300 percent for base rate loans.
As of May 25, 2014, we had no outstanding balances under the Revolving Credit Agreement. As of May 25, 2014, $207.6 million of commercial paper was outstanding, which was backed by this facility. After consideration of commercial paper backed by the Revolving Credit Agreement, as of May 25, 2014, we had $542.4 million of credit available under the Revolving Credit Agreement.
At May 25, 2014, our long-term debt consisted principally of:

•	$100.0 million of unsecured 7.125 percent debentures due in February 2016;

•	$285.0 million unsecured, variable-rate amortizing term loan maturing in August 2017;

•	$500.0 million of unsecured 6.200 percent senior notes due in October 2017;

•	$80.0 million of unsecured 3.790 percent senior notes due in August 2019;

•	$400.0 million of unsecured 4.500 percent senior notes due in October 2021;

•	$450.0 million of unsecured 3.350 percent senior notes due in November 2022;

•	$220.0 million of unsecured 4.520 percent senior notes due in August 2024;

•	$150.0 million of unsecured 6.000 percent senior notes due in August 2035; and

•	$300.0 million of unsecured 6.800 percent senior notes due in October 2037.
We also have $15.0 million included in current liabilities as current portion of long-term debt associated with the term loan, which reflects the annual principal amortization payment due in August 2014.
The interest rates on our $500.0 million 6.200 percent senior notes due October 2017 and $300.0 million 6.800 percent senior notes due October 2037 are subject to adjustment from time to time if the debt rating assigned to such series of notes is downgraded below a certain rating level (or subsequently upgraded). The maximum adjustment is 2.000 percent above the initial interest rate and the interest rate cannot be reduced below the initial interest rate. As of May 25, 2014, no adjustments to these interest rates had been made.
The aggregate contractual maturities of long-term debt for each of the five fiscal years subsequent to May 25, 2014 and thereafter are $15.0 million in fiscal 2015, $115.0 million in fiscal 2016, $15.0 million in fiscal 2017, $755.0 million in fiscal 2018, $0.0 million in fiscal 2019 and $1.60 billion thereafter. However, as mentioned above, we expect to use approximately $1.00 billion of the cash proceeds from the anticipated sale of Red Lobster to retire outstanding long-term debt. On June 30, 2014, we commenced cash tender offers for up to $600.0 million (which subsequently increased to $610.0 million) aggregate principal amount of our outstanding 4.500 percent senior notes due 2021, 3.350 percent senior notes due 2022, 6.000 percent senior notes due 2035 and 6.200 percent senior notes due 2017. Additionally, we have agreed to repurchase $80.0 million and $210.0 million aggregate principal amount of our 3.790 percent senior notes due 2019 and our 4.520 percent senior notes due 2024, respectively. We also intend to call for redemption approximately $100.0 million aggregate principal amount of our outstanding 7.125 percent debentures due 2016. Our ability to retire the long-term debt is dependent upon the acceptance of our tender offer, in addition to the closing of the Red Lobster sale.
From time to time, we enter into interest rate derivative instruments to manage interest rate risk inherent in our operations. See Note 10 to our consolidated financial statements in Part II, Item 8 of this report, incorporated herein by reference.
Through our shelf registration statement on file with the SEC, depending on conditions prevailing in the public capital markets, we may issue unsecured debt securities from time to time in one or more series, which may consist of notes, debentures or other evidences of indebtedness in one or more offerings.
From time to time, we may repurchase our outstanding debt in privately negotiated transactions. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements and other factors.

A summary of our contractual obligations and commercial commitments at May 25, 2014, is as follows:

(in millions)	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Short-term debt	$207.6	$207.6	$—	$—	$—
Long-term debt (1)	3,697.0	133.8	361.2	922.1	2,279.9
Operating leases	1,233.8	204.7	368.0	285.9	375.2
Purchase obligations (2)	526.1	501.6	24.5	—	—
Capital lease obligations (3)	85.7	5.6	11.5	12.0	56.6
Benefit obligations (4)	429.4	34.4	70.7	78.8	245.5
Unrecognized income tax benefits (5)	20.3	9.0	5.8	5.5	—
Total contractual obligations	$6,199.9	$1,096.7	$841.7	$1,304.3	$2,957.2

(in millions)	Amount of Commitment Expiration per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Standby letters of credit (6)	$131.3	$131.3	$—	$—	$—
Guarantees (7)	3.4	1.2	1.5	0.5	0.2
Total commercial commitments	$134.7	$132.5	$1.5	$0.5	$0.2

(1)
Includes interest payments associated with existing long-term debt, including the current portion. Variable-rate interest payments associated with the term loan were estimated based on an average interest rate of 2.0 percent. Excludes issuance discount of $5.2 million.

(2)	Includes commitments for food and beverage items and supplies, capital projects, information technology and other miscellaneous commitments.

(3)	Includes total imputed interest of $31.4 million over the life of the capital lease obligations.

(4)
Includes expected contributions associated with our defined benefit plans and payments associated with our postretirement benefit plan and our non-qualified deferred compensation plan through fiscal 2024.

(5)	Includes interest on unrecognized income tax benefits of $3.2 million, $2.7 million of which relates to contingencies expected to be resolved within one year.

(6)
Includes letters of credit for $113.5 million of workers’ compensation and general liabilities accrued in our consolidated financial statements, letters of credit for $0.5 million of lease payments included in the contractual operating lease obligation payments noted above and other letters of credit totaling $17.3 million.

(7)
Consists solely of guarantees associated with leased properties that have been assigned to third parties. We are not aware of any non-performance under these arrangements that would result in our having to perform in accordance with the terms of the guarantees.

Our fixed-charge coverage ratio, which measures the number of times each year that we earn enough to cover our fixed charges, amounted to 1.9 times and 2.5 times, on a continuing operations basis, for the fiscal years ended May 25, 2014 and May 26, 2013, respectively. Our adjusted debt to adjusted total capital ratio (which includes 6.25 times the total annual minimum rent on a consolidated basis of $186.4 million and $164.3 million for the fiscal years ended May 25, 2014 and May 26, 2013, respectively, as components of adjusted debt and adjusted total capital) was 65 percent as of May 25, 2014 and May 26, 2013. We include the lease-debt equivalent and contractual lease guarantees in our adjusted debt to adjusted total capital ratio reported to shareholders, as we believe its inclusion better represents the optimal capital structure that we target from period to period and because it is consistent with the calculation of the covenant under our Revolving Credit Agreement.
Based on these ratios, we believe our financial condition is strong. The composition of our capital structure is shown in the following table.

(In millions, except ratios)	May 25, 2014	May 26, 2013
CAPITAL STRUCTURE
Short-term debt	$207.6	$164.5
Current portion long-term debt	15.0	—
Long-term debt, excluding unamortized discounts	2,486.6	2,501.9
Capital lease obligations	54.3	54.4
Total debt	$2,763.5	$2,720.8
Stockholders’ equity	2,156.9	2,059.5
Total capital	$4,920.4	$4,780.3
CALCULATION OF ADJUSTED CAPITAL
Total debt	$2,763.5	$2,720.8
Lease-debt equivalent	1,165.0	1,026.9
Guarantees	3.4	4.2
Adjusted debt	$3,931.9	$3,751.9
Stockholders’ equity	2,156.9	2,059.5
Adjusted total capital	$6,088.8	$5,811.4
CAPITAL STRUCTURE RATIOS
Debt to total capital ratio	56%	57%
Adjusted debt to adjusted total capital ratio	65%	65%

Net cash flows provided by operating activities from continuing operations were $555.4 million, $594.4 million and $513.5 million in fiscal 2014, 2013 and 2012, respectively. Net cash flows provided by operating activities include net earnings from continuing operations of $183.2 million, $237.3 million and $279.2 million in fiscal 2014, 2013 and 2012, respectively. Net cash flows provided by operating activities from continuing operations decreased in fiscal 2014 primarily due to lower net earnings, current period activity of taxable timing differences and the timing of inventory purchases. Net cash flows provided by operating activities reflect income tax payments of $90.0 million, $98.5 million and $123.5 million in fiscal 2014, 2013 and 2012, respectively. The lower tax payments in fiscal 2014, as compared with tax payments in fiscal 2013 and 2012, primarily relates to the recognition of tax benefits related to the timing of deductions for fixed-asset related expenditures and the application of the overpayment of income taxes in prior years to fiscal 2014 tax liabilities.
Net cash flows used in investing activities from continuing operations were $436.3 million, $1.11 billion and $539.1 million in fiscal 2014, 2013 and 2012, respectively. Net cash flows used in investing activities from continuing operations included capital expenditures incurred principally for building new restaurants, remodeling existing restaurants, replacing equipment, and technology initiatives. Capital expenditures related to continuing operations were $414.8 million in fiscal 2014, compared to $510.1 million in fiscal 2013 and $457.6 million in fiscal 2012. The decreasing trend of expenditures from fiscal 2013 to fiscal 2014 results primarily from decreases in remodel and new restaurant activity. Additionally, net cash used in the acquisitions of Yard House in fiscal 2013 and Eddie V's in fiscal 2012 was $577.4 million and $58.5 million, respectively.
Net cash flows used in financing activities from continuing operations were $179.2 million in fiscal 2014, compared to net cash flows provided by financing activities from continuing operations of $355.4 million in fiscal 2013 and net cash flows used in financing activities from continuing operations of $40.4 million in fiscal 2012. During fiscal 2013, we closed on the issuance of $300.0 million of senior notes, received funding from a $300.0 million term loan and completed the offering of $450.0 million of senior notes, resulting in net proceeds of $445.3 million, which were used to effectively refinance the $350.0 million of long-term notes that we repaid at maturity during fiscal 2013. Repayments of long-term debt were $0.0 million, $355.9 million and $2.1 million in fiscal 2014, 2013 and 2012, respectively. Net proceeds from the issuance of short-term debt were $43.1 million in fiscal 2014 and $77.2 million in fiscal 2012 while net repayments of short-term debt were $98.1 million in fiscal 2013. For fiscal 2014, net cash flows used in financing activities included our repurchase of 9.9 thousand shares of our common stock for $0.5 million, compared to 1.0 million shares of our common stock for $52.4 million in fiscal 2013 and 8.2 million shares of our common stock for $375.1 million in fiscal 2012. As of May 25, 2014, our Board of Directors had authorized us to repurchase up to 187.4 million shares of our common stock and a total of 171.9 million shares had been repurchased under the authorization. The repurchased common stock reduces stockholders’ equity. As of May 25, 2014, our unused authorization was 15.5 million shares. We received proceeds primarily from the issuance of common stock upon the exercise of stock options of $58.1 million, $64.4 million and $70.2 million in fiscal 2014, 2013 and 2012, respectively. Net cash flows used in financing activities also included dividends paid to stockholders of $288.3 million, $258.2 million and $223.9 million in fiscal 2014, 2013 and 2012, respectively. The increase in dividend payments reflects the increase in our annual dividend rate from $1.72 per share in fiscal 2012, to $2.00 per share in fiscal 2013 and to $2.20 per share in fiscal 2014. In June 2014, our Board of Directors approved a quarterly dividend of $0.55 per share payable on August 1, 2014, which indicates an annual dividend of $2.20 per share in fiscal 2015.
Our defined benefit and other postretirement benefit costs and liabilities are determined using various actuarial assumptions and methodologies prescribed under FASB ASC Topic 715, Compensation - Retirement Benefits and Topic 712, Compensation - Nonretirement Postemployment Benefits. We use certain assumptions including, but not limited to, the selection of a discount rate, expected long-term rate of return on plan assets and expected health care cost trend rates. We set the discount rate assumption annually for each plan at its valuation date to reflect the yield of high-quality fixed-income debt instruments, with lives that approximate the maturity of the plan benefits. At May 25, 2014, our discount rate was 4.4 percent and 4.5 percent, respectively, for our defined benefit and postretirement benefit plans. The expected long-term rate of return on plan assets and health care cost trend rates are based upon several factors, including our historical assumptions compared with actual results, an analysis of current market conditions, asset allocations and the views of leading financial advisers and economists. Our expected long-term rate of return on plan assets for our defined benefit plan was 8.0 percent for fiscal year 2014 and 9.0 percent for fiscal years 2013 and 2012. At May 25, 2014, the expected health care cost trend rate assumed for our postretirement benefit plan for fiscal 2015 was 6.8 percent. The rate gradually decreases to 5.0 percent through fiscal 2021 and remains at that level thereafter. We made plan contributions of approximately $0.4 million, $2.4 million and $22.2 million in fiscal years 2014, 2013 and 2012, respectively.
In the current year, we reduced our expected rate of return for investment of pension plan assets from 9.0 percent to 8.0 percent in connection with our current expectations for long-term returns and target asset fund allocation. The expected long-term rate of return on plan assets component of our net periodic benefit cost is calculated based on the market-related value of plan assets. Currently, our target asset fund allocation is 37.0 percent U.S. equities, 40.0 percent high-quality, long-duration fixed-income securities, 18.5 percent international equities and 4.5 percent real estate securities. Prior to fiscal 2014, our target asset fund allocation was 40.0 percent U.S. equities, 35.0 percent high-quality, long-duration fixed-income securities, 20.0 percent international equities and 5.0 percent real estate securities. We monitor our actual asset fund allocation to ensure that it approximates our target allocation and believe that our long-term asset fund allocation will continue to approximate our target allocation. In developing our expected rate of return assumption, we have evaluated the actual historical performance and long-term return projections of the plan assets, which give consideration to the asset mix and the anticipated timing of the pension plan outflows. We employ a total return investment approach whereby a mix of equity and fixed income investments are used to maximize the long-term return of plan assets for what we consider a prudent level of risk. Our historical 10-year, 15-year and 20-year rates of return on plan assets, calculated using the geometric method average of returns, are approximately 9.3 percent, 8.4 percent and 9.9 percent, respectively, as of May 25, 2014.
We have recognized net actuarial losses, net of tax, as a component of accumulated other comprehensive income (loss) for the defined benefit plans and postretirement benefit plan as of May 25, 2014 of $64.0 million and $5.8 million, respectively. These net actuarial losses represent changes in the amount of the projected benefit obligation and plan assets resulting from differences in the assumptions used and actual experience. The amortization of the net actuarial loss component of our fiscal 2015 net periodic benefit cost for the defined benefit plans and postretirement benefit plan is expected to be approximately $2.6 million and $0.5 million, respectively.

We believe our defined benefit and postretirement benefit plan assumptions are appropriate based upon the factors discussed above. However, other assumptions could also be reasonably applied that could differ from the assumptions used. A quarter-percentage point change in the defined benefit plans’ discount rate and the expected long-term rate of return on plan assets would increase or decrease earnings before income taxes by $0.6 million and $0.5 million, respectively. A quarter-percentage point change in our postretirement benefit plan discount rate would increase or decrease earnings before income taxes by $0.1 million. A one-percentage point increase in the health care cost trend rates would increase the accumulated postretirement benefit obligation (APBO) by $7.4 million at May 25, 2014 and the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost by $0.5 million for fiscal 2014. A one-percentage point decrease in the health care cost trend rates would decrease the APBO by $5.9 million at May 25, 2014 and the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost by $0.4 million for fiscal 2014. These changes in assumptions would not significantly impact our funding requirements. We expect to contribute approximately $0.4 million to our defined benefit pension plans and approximately $1.1 million to our postretirement benefit plan during fiscal 2015.
Other than the pending sale of Red Lobster and related retirement of debt, which we expect will enhance our capital structure, we are not aware of any trends or events that would materially affect our capital requirements or liquidity. We believe that our internal cash-generating capabilities, the potential issuance of unsecured debt securities under our shelf registration statement and short-term commercial paper should be sufficient to finance our capital expenditures, debt maturities, stock repurchase program and other operating activities through fiscal 2015.
OFF-BALANCE SHEET ARRANGEMENTS
We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity, capital expenditures or capital resources.
FINANCIAL CONDITION
Our total current assets were $1.98 billion at May 25, 2014, compared with $764.9 million at May 26, 2013. The increase was primarily due to the increase in assets held for sale as a result of the pending sale of Red Lobster.
Our total current liabilities were $1.62 billion at May 25, 2014, compared with $1.42 billion at May 26, 2013. The increase was primarily due to the increase in liabilities associated with assets held for sale as a result of the pending sale of Red Lobster, an increase in short-term debt and an increase in unearned revenues associated with gift card sales in excess of current-period redemptions.
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
We use the variance/covariance method to measure value at risk, over time horizons ranging from one week to one year, at the 95 percent confidence level. At May 25, 2014, our potential losses in future net earnings resulting from changes in foreign currency exchange rate instruments, commodity instruments, equity forwards and floating rate debt interest rate exposures were approximately $41.3 million over a period of one year (including the impact of the interest rate swap agreements discussed in Note 10 to our consolidated financial statements in Part II, Item 8 of this report, incorporated herein by reference). The value at risk from an increase in the fair value of all of our long-term fixed rate debt, over a period of one year, was approximately $151.3 million. The fair value of our long-term debt during fiscal 2014 averaged $2.54 billion, with a high of $2.66 billion and a low of $2.46 billion. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows by targeting an appropriate mix of variable and fixed rate debt.

APPLICATION OF NEW ACCOUNTING STANDARDS

In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606). This update provides a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. This update is effective for annual and interim periods beginning after December 15, 2016, which will require us to adopt these provisions in the first quarter of fiscal 2018. Early application is not permitted. This update permits the use of either the retrospective or cumulative effect transition method. We are evaluating the effect this guidance will have on our consolidated financial statements and related disclosures. We have not yet selected a transition method nor have we determined the effect of the standard on our ongoing financial reporting.
In April 2014, the FASB issued ASU No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360), Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This update modifies the requirements for reporting discontinued operations. Under the amendments in ASU 2014-08, the definition of discontinued operation has been modified to only include those disposals of an entity that represent a strategic shift that has (or will have) a major effect on an entity's operations and financial results. This update also expands the disclosure requirements for disposals that meet the definition of a discontinued operation and requires entities to disclose information about disposals of individually significant components that do not meet the definition of discontinued operations. This update is effective for annual and interim periods beginning after December 15, 2014, which will require us to adopt these provisions in the first quarter of fiscal 2016. We are evaluating the effect this guidance will have on our consolidated financial statements and related disclosures.
In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740), Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. The objective of this update is to eliminate the diversity in practice in the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Under this guidance, an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except in certain circumstances. This update does not require any new recurring disclosures and is effective for annual and interim periods beginning after December 15, 2013, which will require us to adopt these provisions in the first quarter of fiscal 2015. We do not believe adoption of this new guidance will have a significant impact on our consolidated financial statements.
FORWARD-LOOKING STATEMENTS
Statements set forth in or incorporated into this report regarding the expected net increase in the number of our restaurants, U.S. same-restaurant sales, total sales growth, diluted net earnings per share growth, and capital expenditures in fiscal 2015, and all other statements that are not historical facts, including without limitation statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Darden Restaurants, Inc. and its subsidiaries that are preceded by, followed by or that include words such as “may,” “will,” “expect,” “intend,” “anticipate,” “continue,” “estimate,” “project,” “believe,” “plan” or similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are included, along with this statement, for purposes of complying with the safe harbor provisions of that Act. Any forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update such statements for any reason to reflect events or circumstances arising after such date. By their nature, forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by such forward-looking statements. In addition to the risks and uncertainties of ordinary business obligations, and those described in information incorporated into this report, the forward-looking statements contained in this report are subject to the risks and uncertainties described in Part I, Item 1A “Risk Factors” in our Annual Report on Form 10-K for the year ended May 25, 2014, which are summarized as follows:

•	Our ability to achieve the strategic plan to enhance shareholder value, including the sale of Red Lobster;

•	Our ability to respond to actions by activist shareholders, which can be costly and time-consuming, disrupt our operations and divert the attention of our management;

•
Any potential proxy contest for the election of directors at our annual meeting, which could distract our management, divert our resources and, absent Board action, trigger a change of control under our indebtedness;

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

•	Our plans to expand our smaller brands Bahama Breeze, Seasons 52 and Eddie V's, and the testing of other new business ventures, that have not yet proven their long-term viability;

•	A lack of suitable new restaurant locations or a decline in the quality of the locations of our current restaurants;

•	Higher-than-anticipated costs to open, close, relocate or remodel restaurants;

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
Management has established a system of internal controls over financial reporting that provides reasonable assurance that assets are adequately safeguarded and transactions are recorded accurately, in all material respects, in accordance with management’s authorization. Our internal controls provide for appropriate segregation of duties and responsibilities and there are documented policies regarding utilization of our assets and proper financial reporting. These formally stated and regularly communicated policies set high standards of ethical conduct for all employees. We also maintain a strong audit program that independently evaluates the adequacy of the design and effectiveness of these internal controls.
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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of May 25, 2014. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (1992). Management has concluded that, as of May 25, 2014, the Company’s internal control over financial reporting was effective based on these criteria.
The Company’s independent registered public accounting firm KPMG LLP, has issued an audit report on the effectiveness of our internal control over financial reporting, which follows.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Darden Restaurants, Inc.:
We have audited Darden Restaurants, Inc.’s internal control over financial reporting as of May 25, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Darden Restaurants, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, Darden Restaurants, Inc. maintained, in all material respects, effective internal control over financial reporting as of May 25, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Darden Restaurants, Inc. and subsidiaries as of May 25, 2014 and May 26, 2013, and the related consolidated statements of earnings, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended May 25, 2014, and our report dated July 18, 2014 expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG LLP
Orlando, Florida
July 18, 2014
Certified Public Accountants

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Darden Restaurants, Inc.:
We have audited the accompanying consolidated balance sheets of Darden Restaurants, Inc. and subsidiaries as of May 25, 2014 and May 26, 2013, and the related consolidated statements of earnings, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended May 25, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Darden Restaurants, Inc. and subsidiaries as of May 25, 2014 and May 26, 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended May 25, 2014, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Darden Restaurants, Inc.’s internal control over financial reporting as of May 25, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 18, 2014 expressed an unqualified opinion on the effectiveness of Darden Restaurants, Inc.’s internal control over financial reporting.
/s/ KPMG LLP
Orlando, Florida
July 18, 2014
Certified Public Accountants

DARDEN RESTAURANTS, INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(In millions, except per share data)

	May 25, 2014	May 26, 2013	May 27, 2012
Sales	$6,285.6	$5,921.0	$5,327.1
Costs and expenses:
Cost of sales:
Food and beverage	1,892.2	1,743.6	1,553.7
Restaurant labor	2,017.6	1,892.6	1,683.6
Restaurant expenses	1,080.7	980.4	851.0
Total cost of sales, excluding restaurant depreciation and amortization of $282.3, $257.5 and $219.3, respectively	$4,990.5	$4,616.6	$4,088.3
Selling, general and administrative	663.5	625.4	540.1
Depreciation and amortization	304.4	278.3	241.3
Interest, net	134.3	126.0	102.1
Asset impairment, net	18.3	0.7	0.2
Total costs and expenses	$6,111.0	$5,647.0	$4,972.0
Earnings before income taxes	174.6	274.0	355.1
Income taxes	(8.6)	36.7	75.9
Earnings from continuing operations	$183.2	$237.3	$279.2
Earnings from discontinued operations, net of tax expense of $32.3, $72.7 and $84.9, respectively	103.0	174.6	196.3
Net earnings	$286.2	$411.9	$475.5
Basic net earnings per share:
Earnings from continuing operations	$1.40	$1.84	$2.15
Earnings from discontinued operations	0.78	1.35	1.50
Net earnings	$2.18	$3.19	$3.65
Diluted net earnings per share:
Earnings from continuing operations	$1.38	$1.80	$2.10
Earnings from discontinued operations	0.77	1.33	1.47
Net earnings	$2.15	$3.13	$3.57
Average number of common shares outstanding:
Basic	131.0	129.0	130.1
Diluted	133.2	131.6	133.2
Dividends declared per common share	$2.20	$2.00	$1.72
See accompanying notes to consolidated financial statements.

DARDEN RESTAURANTS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions)

	May 25, 2014	May 26, 2013	May 27, 2012
Net earnings	$286.2	$411.9	$475.5
Other comprehensive income (loss):
Foreign currency adjustment	(2.9)	(0.2)	(1.2)
Change in fair value of marketable securities, net of taxes of $0.0, $(0.1) and $(0.1), respectively	(0.1)	(0.2)	(0.1)
Change in fair value of derivatives and amortization of unrecognized gains and losses on derivatives, net of taxes of $3.9, $(0.6) and $(27.8), respectively	3.4	(4.1)	(45.6)
Net unamortized gain (loss) arising during period, including amortization of unrecognized net actuarial loss, net of taxes of $2.9, $11.3 and $(24.8), respectively	4.3	18.3	(39.9)
Other comprehensive income (loss)	$4.7	$13.8	$(86.8)
Total comprehensive income	$290.9	$425.7	$388.7
See accompanying notes to consolidated financial statements.

DARDEN RESTAURANTS, INC.
CONSOLIDATED BALANCE SHEETS
(In millions)

	May 25, 2014	May 26, 2013
ASSETS
Current assets:
Cash and cash equivalents	$98.3	$88.2
Receivables, net	83.8	85.4
Inventories	196.8	356.9
Prepaid income taxes	10.9	6.4
Prepaid expenses and other current assets	72.3	83.4
Deferred income taxes	124.0	144.6
Assets held for sale	1,390.3	—
Total current assets	$1,976.4	$764.9
Land, buildings and equipment, net	3,381.0	4,391.1
Goodwill	872.5	908.3
Trademarks	574.6	573.8
Other assets	296.2	298.8
Total assets	$7,100.7	$6,936.9

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$233.1	$296.5
Short-term debt	207.6	164.5
Accrued payroll	125.7	150.5
Accrued income taxes	—	16.5
Other accrued taxes	64.5	67.6
Unearned revenues	299.7	270.5
Current portion of long-term debt	15.0	—
Other current liabilities	457.4	450.3
Liabilities associated with assets held for sale	215.5	—
Total current liabilities	$1,618.5	$1,416.4
Long-term debt, less current portion	2,481.4	2,496.2
Deferred income taxes	286.1	356.4
Deferred rent	206.2	230.5
Obligations under capital leases, net of current installments	52.0	52.5
Other liabilities	299.6	325.4
Total liabilities	$4,943.8	$4,877.4
Stockholders’ equity:
Common stock and surplus, no par value. Authorized 500.0 shares; issued 133.6 and 131.6 shares, respectively; outstanding 132.3 and 130.3 shares, respectively	1,302.2	1,207.6
Preferred stock, no par value. Authorized 25.0 shares; none issued and outstanding	—	—
Retained earnings	995.8	998.9
Treasury stock, 1.3 and 1.3 shares, at cost, respectively	(7.8)	(8.1)
Accumulated other comprehensive income (loss)	(128.1)	(132.8)
Unearned compensation	(5.2)	(6.1)
Total stockholders’ equity	$2,156.9	$2,059.5
Total liabilities and stockholders’ equity	$7,100.7	$6,936.9
See accompanying notes to consolidated financial statements.

DARDEN RESTAURANTS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(In millions, except per share data)

	Common Stock And Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Total Stockholders’ Equity
Balances at May 29, 2011	$2,408.8	$2,921.9	$(3,325.3)	$(59.8)	$(9.4)	$1,936.2
Net earnings	—	475.5	—	—	—	475.5
Other comprehensive income	—	—	—	(86.8)	—	(86.8)
Dividends declared ($1.72 per share)	—	(224.6)	—	—	—	(224.6)
Stock option exercises (2.2 shares)	59.4	—	3.5	—	—	62.9
Stock-based compensation	26.5	—	—	—	—	26.5
ESOP note receivable repayments	—	—	—	—	2.1	2.1
Income tax benefits credited to equity	17.9	—	—	—	—	17.9
Repurchases of common stock (8.2 shares)	—	—	(375.1)	—	—	(375.1)
Issuance of treasury stock under Employee Stock Purchase Plan and other plans (0.2 shares)	6.2	—	1.1	—	0.1	7.4
Balances at May 27, 2012	$2,518.8	$3,172.8	$(3,695.8)	$(146.6)	$(7.2)	$1,842.0
Net earnings	—	411.9	—	—	—	411.9
Other comprehensive income	—	—	—	13.8	—	13.8
Dividends declared ($2.00 per share)	0.4	(259.6)	—	—	—	(259.2)
Stock option exercises (2.0 shares)	55.2	—	1.8	—	—	57.0
Stock-based compensation	24.3	—	—	—	—	24.3
ESOP note receivable repayments	—	—	—	—	1.1	1.1
Income tax benefits credited to equity	13.6	—	—	—	—	13.6
Repurchases of common stock (1.0 shares)	—	(0.1)	(52.3)	—	—	(52.4)
Issuance of treasury stock under Employee Stock Purchase Plan and other plans (0.2 shares)	6.7	—	0.7	—	—	7.4
Treasury shares retirement (159.3 shares)	(1,411.4)	(2,326.1)	3,737.5	—	—	—
Balances at May 26, 2013	$1,207.6	$998.9	$(8.1)	$(132.8)	$(6.1)	$2,059.5
Net earnings	—	286.2	—	—	—	286.2
Other comprehensive income	—	—	—	4.7	—	4.7
Dividends declared ($2.20 per share)	—	(288.9)	—	—	—	(288.9)
Stock option exercises (1.8 shares)	50.6	—	0.3	—	—	50.9
Stock-based compensation	26.0	—	—	—	—	26.0
ESOP note receivable repayments	—	—	—	—	0.9	0.9
Income tax benefits credited to equity	10.9	—	—	—	—	10.9
Repurchases of common stock (0.0 shares)	(0.1)	(0.4)	—	—	—	(0.5)
Issuance of treasury stock under Employee Stock Purchase Plan and other plans (0.2 shares)	7.2	—	—	—	—	7.2
Balances at May 25, 2014	$1,302.2	$995.8	$(7.8)	$(128.1)	$(5.2)	$2,156.9
See accompanying notes to consolidated financial statements.

DARDEN RESTAURANTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Fiscal Year Ended
	May 25, 2014	May 26, 2013	May 27, 2012
Cash flows - operating activities
Net earnings	$286.2	$411.9	$475.5
Earnings from discontinued operations, net of tax	(103.0)	(174.6)	(196.3)
Adjustments to reconcile net earnings from continuing operations to cash flows:
Depreciation and amortization	304.4	278.3	241.3
Asset impairment charges, net	18.3	0.7	0.2
Amortization of loan costs	13.8	13.0	6.7
Stock-based compensation expense	38.7	40.0	46.7
Change in current assets and liabilities	0.6	(18.0)	(122.4)
Contributions to pension and postretirement plan	(1.4)	(3.2)	(22.7)
Loss on disposal of land, buildings and equipment	2.8	5.0	3.5
Change in cash surrender value of trust-owned life insurance	(12.2)	(16.8)	4.1
Deferred income taxes	(44.9)	(0.4)	38.1
Change in deferred rent	29.5	25.6	17.2
Change in other assets and liabilities	18.9	24.0	15.8
Income tax benefits from exercise of stock-based compensation credited to goodwill	0.2	0.1	0.6
Other, net	3.5	8.8	5.2
Net cash provided by operating activities of continuing operations	$555.4	$594.4	$513.5
Cash flows - investing activities
Purchases of land, buildings and equipment	(414.8)	(510.1)	(457.6)
Proceeds from disposal of land, buildings and equipment	4.4	0.3	3.1
Purchases of marketable securities	(3.0)	(12.9)	(32.1)
Proceeds from sale of marketable securities	8.7	26.0	21.3
Cash used in business acquisitions, net of cash acquired	—	(577.4)	(58.5)
Increase in other assets	(31.6)	(40.5)	(15.3)
Net cash used in investing activities of continuing operations	$(436.3)	$(1,114.6)	$(539.1)
Cash flows - financing activities
Proceeds from issuance of common stock	58.1	64.4	70.2
Income tax benefits credited to equity	10.9	13.6	17.9
Dividends paid	(288.3)	(258.2)	(223.9)
Purchases of common stock	(0.5)	(52.4)	(375.1)
ESOP note receivable repayments	0.9	1.1	2.1
Proceeds from issuance of short-term debt	2,616.3	2,670.3	2,321.0
Repayments of short-term debt	(2,573.2)	(2,768.4)	(2,243.8)
Repayments of long-term debt	—	(355.9)	(2.1)
Proceeds from issuance of long-term debt	—	1,050.0	400.0
Payment of debt issuance costs	(1.4)	(7.4)	(5.1)
Principal payments on capital leases	(2.0)	(1.7)	(1.6)
Net cash (used in) provided by financing activities of continuing operations	$(179.2)	$355.4	$(40.4)
Cash flows - discontinued operations
Net cash provided by operating activities of discontinued operations	214.7	354.9	248.2
Net cash used in investing activities of discontinued operations	(144.5)	(172.4)	(182.2)
Net cash provided by discontinued operations	$70.2	$182.5	$66.0
Increase in cash and cash equivalents	10.1	17.7	—
Cash and cash equivalents - beginning of year	88.2	70.5	70.5
Cash and cash equivalents - end of year	$98.3	$88.2	$70.5

DARDEN RESTAURANTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(In millions)

	Fiscal Year Ended
	May 25, 2014	May 26, 2013	May 27, 2012
Cash flows from changes in current assets and liabilities
Receivables, net	$(1.5)	$(11.1)	$(10.7)
Inventories	(25.6)	(1.8)	(53.4)
Prepaid expenses and other current assets	0.5	(11.1)	(2.6)
Accounts payable	27.2	4.4	10.0
Accrued payroll	7.5	(5.9)	(8.3)
Prepaid/accrued income taxes	(21.0)	22.5	(16.3)
Other accrued taxes	—	7.7	(3.3)
Unearned revenues	28.8	33.9	25.7
Other current liabilities	(15.3)	(56.6)	(63.5)
Change in current assets and liabilities	$0.6	$(18.0)	$(122.4)

Supplemental schedule of noncash investing activities:
Increase in land, buildings and equipment through accrued purchases	$24.4	$42.2	$34.7
See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Operations and Principles of Consolidation
The accompanying consolidated financial statements include the operations of Darden Restaurants, Inc. and its wholly owned subsidiaries (Darden, the Company, we, us or our). We own and operate the Olive Garden®, Red Lobster®, LongHorn Steakhouse®, The Capital Grille®, Yard House®, Bahama Breeze®, Seasons 52®, Eddie V's Prime Seafood® and Wildfish Seafood Grille® restaurant brands located in the United States and Canada. Through subsidiaries, we own and operate all of our restaurants in the United States and Canada, except for three restaurants located in Central Florida and three restaurants in California that are owned jointly by us and third parties, and managed by us, one franchised restaurant in Atlanta and seven franchised restaurants in Puerto Rico. We also have area development and franchise agreements with unaffiliated operators to develop and operate our brands in Asia, the Middle East and Latin America. Pursuant to these agreements, as of May 25, 2014, 45 franchised restaurants were in operation in Japan, the Middle East, Mexico, Brazil and Peru. All significant inter-company balances and transactions have been eliminated in consolidation.
Basis of Presentation
On May 15, 2014, we entered into an agreement to sell Red Lobster and certain related assets and associated liabilities for $2.11 billion in cash and we expect the transaction to close in the first quarter of fiscal 2015. These assets and liabilities are classified as held for sale on our consolidated balance sheet as of May 25, 2014. Additionally, in the fourth quarter of fiscal 2014, in connection with the sale of Red Lobster, we closed two restaurants that housed both a Red Lobster and an Olive Garden in the same building (synergy restaurants). We have classified the results of operations and impairment charges of the Red Lobster business and the two closed synergy restaurants as discontinued operations in our consolidated statements of earnings and cash flows for all periods presented. No amounts for shared general and administrative operating support expense or interest expense were allocated to discontinued operations.

During fiscal 2007 and 2008, we closed or sold all of our Smokey Bones Barbeque & Grill (Smokey Bones) and Rocky River Grillhouse restaurants and we closed nine Bahama Breeze restaurants. These restaurants and their related activities have been classified as discontinued operations. Therefore, for fiscal 2014, 2013 and 2012, all impairment losses and disposal costs, gains and losses on disposition attributable to these restaurants have been aggregated in a single caption entitled “Earnings from discontinued operations, net of tax benefit” in the accompanying consolidated statements of earnings.
Unless otherwise noted, amounts and disclosures throughout these notes to consolidated financial statements relate to our continuing operations.

Fiscal Year
We operate on a 52/53 week fiscal year, which ends on the last Sunday in May. Fiscal 2014, 2013 and 2012 consisted of 52 weeks of operation.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

(in millions)	Fiscal Year
	2014	2013	2012
Depreciation and amortization on buildings and equipment	$296.3	$271.0	$233.1
Losses on disposal of land, buildings and equipment	2.8	5.0	3.5

Capitalized Software Costs and Other Definite-Lived Intangibles
Capitalized software, which is a component of other assets, is recorded at cost less accumulated amortization. Capitalized software is amortized using the straight-line method over estimated useful lives ranging from 3 to 10 years. The cost of capitalized software and related accumulated amortization was as follows:

(in millions)	May 25, 2014	May 26, 2013
Capitalized software	$132.6	$107.9
Accumulated amortization	(70.9)	(67.5)
Capitalized software, net of accumulated amortization	$61.7	$40.4
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

(in millions)	May 25, 2014	May 26, 2013
Other definite-lived intangibles	$15.5	$19.1
Accumulated amortization	(6.3)	(7.6)
Other definite-lived intangible assets, net of accumulated amortization	$9.2	$11.5
(in millions)	May 25, 2014	May 26, 2013
Below-market leases	$29.2	$29.2
Accumulated amortization	(9.6)	(7.8)
Below-market leases, net of accumulated amortization	$19.6	$21.4
(in millions)	May 25, 2014	May 26, 2013
Above-market leases	$(21.4)	$(21.4)
Accumulated amortization	4.9	3.5
Above-market leases, net of accumulated amortization	$(16.5)	$(17.9)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amortization expense from continuing operations associated with capitalized software and other definite-lived intangibles included in depreciation and amortization in our accompanying consolidated statements of earnings was as follows:

(in millions)	Fiscal Year
	2014	2013	2012
Amortization expense - capitalized software	$7.0	$6.3	$7.7
Amortization expense - other definite-lived intangibles	1.1	1.0	0.5
Amortization expense from continuing operations associated with above- and-below-market leases included in restaurant expenses as a component of rent expense in our consolidated statements of earnings was as follows:

(in millions)	Fiscal Year
	2014	2013	2012
Restaurant expense - below-market leases	$1.8	$1.8	$1.8
Restaurant expense - above-market leases	(1.4)	(1.2)	(0.5)
Amortization of capitalized software and other definite-lived intangible assets will be approximately $9.9 million annually for fiscal 2015 through 2019.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

(in millions)	May 25, 2014	May 26, 2013
Goodwill:
The Capital Grille	$401.7	$401.7
LongHorn Steakhouse	49.4	49.5
Olive Garden (1)	30.2	30.2
Red Lobster (1) (2)	—	35.0
Eddie V's	22.0	22.1
Yard House	369.2	369.8
Total Goodwill	$872.5	$908.3

Trademarks:
The Capital Grille	$147.0	$147.0
LongHorn Steakhouse	307.8	307.0
Eddie V's	10.5	10.5
Yard House	109.3	109.3
Total Trademarks	$574.6	$573.8

(1)
Goodwill related to Olive Garden and Red Lobster is associated with the RARE Hospitality International, Inc. (RARE) acquisition and the direct benefits derived by Olive Garden and Red Lobster as a result of the RARE acquisition.

(2)
Goodwill related to Red Lobster was reclassified as assets held for sale on our consolidated balance sheet as of May 25, 2014. Based on a comparison of the expected sale proceeds of $2.11 billion and the net book value of the related assets and liabilities held for sale of $1.17 billion, there was no indication of impairment of goodwill related to Red Lobster. See Note 2 – Discontinued Operations for additional information.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

implied fair value of goodwill. If the implied fair value of goodwill is less than the recorded goodwill, we would record an impairment loss for the difference.
Consistent with our accounting policy for goodwill and trademarks we performed our annual impairment test of our goodwill and trademarks as of the first day of our fiscal 2014 fourth quarter. As of the beginning of our fiscal fourth quarter, we had eight reporting units, six of which had goodwill: Red Lobster, Olive Garden, LongHorn Steakhouse, The Capital Grille, Eddie V's and Yard House. As part of our process for performing the step one impairment test of goodwill, we estimated the fair value of our reporting units utilizing the income and market approaches described above to derive an enterprise value of the Company. We reconciled the enterprise value to our overall estimated market capitalization. The estimated market capitalization considers recent trends in our market capitalization and an expected control premium, based on comparable recent and historical transactions. Based on the results of the step one impairment test, no impairment of goodwill was indicated for any of our brands.
The fair value of trademarks are estimated and compared to the carrying value. We estimate the fair value of trademarks using the relief-from-royalty method, which requires assumptions related to projected sales from our annual long-range plan; assumed royalty rates that could be payable if we did not own the trademarks; and a discount rate. We recognize an impairment loss when the estimated fair value of the trademarks is less than carrying value. We completed our impairment test and concluded as of the date of the test, there was no impairment of the trademarks for LongHorn Steakhouse, The Capital Grille, Eddie V's and Yard House.
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
Changes in circumstances, existing at the measurement date or at other times in the future, or in the numerous estimates associated with management’s judgments and assumptions made in assessing the fair value of our goodwill, could result in an impairment loss of a portion or all of our goodwill or trademarks. If we recorded an impairment loss, our financial position and results of operations would be adversely affected and our leverage ratio for purposes of our credit agreement would increase. A leverage ratio exceeding the maximum permitted under our credit agreement would be a default under our credit agreement. At May 25, 2014, a write down of goodwill, other indefinite-lived intangible assets, or any other assets in excess of approximately $850.0 million would have been required to cause our leverage ratio to exceed the permitted maximum.  As our leverage ratio is determined on a quarterly basis and due to the seasonal nature of our business, a lesser amount of impairment in future quarters could cause our leverage ratio to exceed the permitted maximum.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

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
Revenue Recognition
Sales, as presented in our consolidated statements of earnings, represents food and beverage product sold and is presented net of discounts, coupons, employee meals, and complimentary meals. Revenue from restaurant sales is recognized when food and beverage products are sold. Sales taxes collected from customers and remitted to governmental authorities are presented on a net basis within sales in our consolidated statements of earnings.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

(in millions)	Fiscal Year
	2014	2013	2012
Advertising expense	$252.3	$241.1	$215.6
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

	Stock Options Granted in Fiscal Year
	2014	2013	2012
Weighted-average fair value	$12.06	$12.22	$14.31
Dividend yield	4.4%	4.0%	3.5%
Expected volatility of stock	39.6%	39.7%	39.4%
Risk-free interest rate	1.9%	0.8%	2.1%
Expected option life (in years)	6.4	6.5	6.5

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

The following table presents the computation of basic and diluted net earnings per common share:

(in millions, except per share data)	Fiscal Year
	2014	2013	2012
Earnings from continuing operations	$183.2	$237.3	$279.2
Earnings from discontinued operations	103.0	174.6	196.3
Net earnings	$286.2	$411.9	$475.5
Average common shares outstanding – Basic	131.0	129.0	130.1
Effect of dilutive stock-based compensation	2.2	2.6	3.1
Average common shares outstanding – Diluted	133.2	131.6	133.2
Basic net earnings per share:
Earnings from continuing operations	$1.40	$1.84	$2.15
Earnings from discontinued operations	0.78	1.35	1.50
Net earnings	$2.18	$3.19	$3.65
Diluted net earnings per share:
Earnings from continuing operations	$1.38	$1.80	$2.10
Earnings from discontinued operations	0.77	1.33	1.47
Net earnings	$2.15	$3.13	$3.57
Restricted stock and options to purchase shares of our common stock excluded from the calculation of diluted net earnings per share because the effect would have been anti-dilutive, are as follows:

(in millions)	Fiscal Year Ended
	May 25, 2014	May 26, 2013	May 27, 2012
Anti-dilutive restricted stock and options	4.2	2.8	2.6
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
Foreign Currency
The Canadian dollar is the functional currency for our Canadian restaurant operations and the Malaysian ringgit is the functional currency for our franchise and aquaculture activities based in Malaysia. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. Translation gains and losses are reported as a separate component of other comprehensive income (loss). Aggregate cumulative translation losses were $4.7 million and $1.8 million at May 25, 2014 and May 26, 2013, respectively. Gains and losses from foreign currency transactions recognized in our consolidated statements of earnings were not significant for fiscal 2014, 2013 or 2012.
Segment Reporting
As of May 25, 2014, we operated the Olive Garden, Red Lobster, LongHorn Steakhouse, The Capital Grille, Yard House, Bahama Breeze, Seasons 52 and Eddie V's restaurant brands in North America as operating segments. The brands operate principally in the U.S. within the full-service dining industry, providing similar products to similar customers. The brands also possess similar economic characteristics, resulting in similar long-term expected financial performance characteristics. Sales

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

from external customers are derived principally from food and beverage sales. We do not rely on any major customers as a source of sales. We believe we meet the criteria for aggregating our operating segments into a single reporting segment.
Research and Development
We are currently researching and developing proprietary technology for lobster aquaculture farming. We expense research and development costs as incurred. Our lobster aquaculture expenditures were $13.5 million, $6.3 million and $1.6 million in fiscal 2014, 2013 and 2012, respectively, and were recorded in selling, general and administrative expenses in our consolidated statements of earnings.
Application of New Accounting Standards

In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606). This update provides a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. This update is effective for annual and interim periods beginning after December 15, 2016, which will require us to adopt these provisions in the first quarter of fiscal 2018. Early application is not permitted. This update permits the use of either the retrospective or cumulative effect transition method. We are evaluating the effect this guidance will have on our consolidated financial statements and related disclosures. We have not yet selected a transition method nor have we determined the effect of the standard on our ongoing financial reporting.
In April 2014, the FASB issued ASU No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360), Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This update modifies the requirements for reporting discontinued operations. Under the amendments in ASU 2014-08, the definition of discontinued operation has been modified to only include those disposals of an entity that represent a strategic shift that has (or will have) a major effect on an entity's operations and financial results. This update also expands the disclosure requirements for disposals that meet the definition of a discontinued operation and requires entities to disclose information about disposals of individually significant components that do not meet the definition of discontinued operations. This update is effective for annual and interim periods beginning after December 15, 2014, which will require us to adopt these provisions in the first quarter of fiscal 2016. We are evaluating the effect this guidance will have on our consolidated financial statements and related disclosures.
In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740), Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. The objective of this update is to eliminate the diversity in practice in the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Under this guidance, an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except in certain circumstances. This update does not require any new recurring disclosures and is effective for annual and interim periods beginning after December 15, 2013, which will require us to adopt these provisions in the first quarter of fiscal 2015. We do not believe adoption of this new guidance will have a significant impact on our consolidated financial statements.
NOTE 2 – DISCONTINUED OPERATIONS
On May 15, 2014, we entered into an agreement to sell Red Lobster and certain related assets and associated liabilities for $2.11 billion in cash and we expect the transaction to close during the first quarter of fiscal 2015. These assets and liabilities are classified as held for sale on our consolidated balance sheet as of May 25, 2014. Additionally, in the fourth quarter of fiscal 2014, in connection with the sale of Red Lobster, we closed two synergy restaurants. During fiscal 2014, we recorded long-lived asset impairment charges of $7.6 million, $7.4 million of which was recorded during the fourth quarter as a result of these actions and $20.7 million of separation-related costs which are included in earnings from discontinued operations. No amounts for shared general and administrative operating support expense or interest expense were allocated to discontinued operations. We expect all direct cash flows related to operating these businesses to be eliminated at the date of sale. Our continuing involvement will be limited to a transition service agreement for up to two years with minimal impact to our cash flows.

For fiscal 2014, 2013 and 2012, all impairment charges and disposal costs, along with the sales, direct costs and expenses and income taxes attributable to restaurants classified as discontinued operations have been aggregated to a single caption entitled earnings from discontinued operations, net of tax in our consolidated statements of earnings for all periods presented. Earnings from discontinued operations, net of taxes in our accompanying consolidated statements of earnings are comprised of the following:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in millions)	Fiscal Year
	May 25, 2014	May 26, 2013	May 27, 2012
Sales	$2,472.1	$2,630.9	$2,671.6

Earnings before income taxes	135.3	247.3	281.2
Income tax expense	32.3	72.7	84.9
Earnings from discontinued operations, net of tax	$103.0	$174.6	$196.3

The following table presents the carrying amounts of the major classes of assets and liabilities associated with the restaurants reported as discontinued operations and classified as held for sale on our accompanying consolidated balance sheet as of May 25, 2014:

(in millions)	May 25, 2014
Current assets	$241.0
Land, buildings and equipment, net	1,084.8
Other assets	64.5
Total assets	$1,390.3

Current liabilities	$130.6
Other liabilities	84.9
Total liabilities	$215.5

NOTE 3 - RECEIVABLES, NET
Receivables from the sale of gift cards in national retail outlets, allowances due from landlords based on lease terms, miscellaneous receivables and our overall allowance for doubtful accounts are as follows:

(in millions)	May 25, 2014	May 26, 2013
Retail outlet gift card sales	$39.6	$37.5
Landlord allowances due	22.5	26.5
Miscellaneous	22.0	21.7
Allowance for doubtful accounts	(0.3)	(0.3)
Receivables, net	$83.8	$85.4

NOTE 4 –ASSET IMPAIRMENTS, NET
During fiscal 2014, 2013 and 2012, we recognized long-lived asset impairment charges of $18.3 million ($11.3 million net of tax), $0.7 million ($0.4 million net of tax) and $0.2 million ($0.1 million net of tax), respectively. Impairment charges resulted primarily from the carrying value of restaurant assets exceeding the estimated fair market value, which is based on projected cash flows. These costs are included in asset impairments, net as a component of earnings from continuing operations in the accompanying consolidated statements of earnings for fiscal 2014, 2013 and 2012. Impairment charges were measured based on the amount by which the carrying amount of these assets exceeded their fair value. Fair value is generally determined based on appraisals or sales prices of comparable assets and estimates of future cash flows.
NOTE 5 - LAND, BUILDINGS AND EQUIPMENT, NET
The components of land, buildings and equipment, net, are as follows:

(in millions)	May 25, 2014	May 26, 2013
Land	$659.7	$888.1
Buildings	3,234.5	4,474.5
Equipment	1,378.4	1,860.9
Assets under capital leases	69.5	67.7
Construction in progress	89.1	149.7
Total land, buildings and equipment	$5,431.2	$7,440.9
Less accumulated depreciation and amortization	(2,027.0)	(3,030.2)
Less amortization associated with assets under capital leases	(23.2)	(19.6)
Land, buildings and equipment, net	$3,381.0	$4,391.1

NOTE 6 - WORKFORCE REDUCTION
During fiscal 2014, we performed comprehensive reviews of our operations and support structure resulting in changes in our growth plans and related support structure needs. As a result, we had workforce reductions and program spending cuts in September 2013 (September 2013 Plan), January 2014 (January 2014 Plan) and May 2014 (May 2014 Plan). In accordance with these actions, we incurred employee termination benefits costs and other costs which are included in selling, general and administrative expenses in our consolidated statements of earnings as follows:

Fiscal Year
(in millions)	2014
Employee termination benefits (1)	$17.2
Other (2)	0.9
Total	$18.1

(1)	Includes salary and stock-based compensation expense.

(2)	Includes postemployment medical, outplacement and relocation costs.

The following table summarizes the accrued employee termination benefits and other costs which are primarily included in other current liabilities on our consolidated balance sheet as of May 25, 2014:

(in millions)	September 2013 Plan	January 2014 Plan	May 2014 Plan	Payments	Adjustments	Balance at May 25, 2014

Employee termination benefits (1)	$7.7	$0.7	$5.0	$(4.9)	$(0.3)	$8.2
Other	0.8	0.1	0.2	(0.5)	(0.2)	0.4
Total	$8.5	$0.8	$5.2	$(5.4)	$(0.5)	$8.6

(1)	Excludes costs associated with stock options and restricted stock that will be settled in shares upon vesting.
We expect the majority of the remaining liability to be paid by the first quarter of fiscal 2015 and the remainder to be paid by the first quarter of fiscal 2016.
NOTE 7 – SHORT-TERM DEBT
As of May 25, 2014, amounts outstanding as short-term debt, which consist of unsecured commercial paper borrowings, bearing an interest rate of 0.80 percent, were $207.6 million. As of May 26, 2013, amounts outstanding as short-term debt, which consist of unsecured commercial paper borrowings, bearing an interest rate of 0.20 percent, were $164.5 million.
NOTE 8 - OTHER CURRENT LIABILITIES
The components of other current liabilities are as follows:

(in millions)	May 25, 2014	May 26, 2013
Non-qualified deferred compensation plan	$228.8	$224.3
Sales and other taxes	70.4	74.3
Insurance-related	35.8	40.8
Employee benefits	47.4	44.7
Derivative liabilities	1.7	2.2
Accrued interest	19.9	17.7
Miscellaneous	53.4	46.3
Total other current liabilities	$457.4	$450.3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - LONG-TERM DEBT
The components of long-term debt are as follows:

(in millions)	May 25, 2014	May 26, 2013
7.125% debentures due February 2016	100.0	100.0
Variable-rate term loan (1.65% at May 25, 2014) due August 2017	300.0	300.0
6.200% senior notes due October 2017	500.0	500.0
3.790% senior notes due August 2019	80.0	80.0
4.500% senior notes due October 2021	400.0	400.0
3.350% senior notes due November 2022	450.0	450.0
4.520% senior notes due August 2024	220.0	220.0
6.000% senior notes due August 2035	150.0	150.0
6.800% senior notes due October 2037	300.0	300.0
Total long-term debt	$2,500.0	$2,500.0
Fair value hedge	1.6	1.9
Less issuance discount	(5.2)	(5.7)
Total long-term debt less issuance discount	$2,496.4	$2,496.2
Less current portion	(15.0)	—
Long-term debt, excluding current portion	$2,481.4	$2,496.2
We maintain a $750.0 million revolving Credit Agreement (Revolving Credit Agreement), with Bank of America, N.A. (BOA) as administrative agent, and the lenders and other agents party thereto. The Revolving Credit Agreement is a senior unsecured credit commitment to the Company and contains customary representations and affirmative and negative covenants (including limitations on liens and subsidiary debt and a maximum consolidated lease adjusted total debt to total capitalization ratio of 0.75 to 1.00) and events of default customary for credit facilities of this type. As of May 25, 2014, we were in compliance with the covenants under the Revolving Credit Agreement.
On October 24, 2013, we entered into an amendment (First Amendment) to the Revolving Credit Agreement, which extended the maturity date from October 3, 2016 to October 24, 2018, and gives us the option to request a further extension of the maturity date for up to two additional one-year periods. Additionally, interest rates on borrowings and fees under the Revolving Credit Agreement are determined by reference to a ratings-based pricing grid, which was amended by the First Amendment.
The Revolving Credit Agreement proceeds may be used for commercial paper back-up, working capital and capital expenditures, the refinancing of certain indebtedness, certain acquisitions and general corporate purposes. Loans under the Revolving Credit Agreement bear interest at a rate of LIBOR plus a margin determined by reference to a ratings-based pricing grid (Applicable Margin), or the base rate (which is defined as the highest of the BOA prime rate, the Federal Funds rate plus 0.500 percent, and the Eurocurrency Rate plus 1.00 percent) plus the Applicable Margin. Assuming a “BBB-” equivalent credit rating level, the Applicable Margin under the Revolving Credit Agreement will be 1.300 percent for LIBOR loans and 0.300 percent for base rate loans.
As of May 25, 2014, we had no outstanding balances under the Revolving Credit Agreement. As of May 25, 2014, $207.6 million of commercial paper was outstanding, which was backed by this facility. After consideration of commercial paper backed by the Revolving Credit Agreement, as of May 25, 2014, we had $542.4 million of credit available under the Revolving Credit Agreement.
The interest rates on our $500.0 million 6.200 percent senior notes due October 2017 and $300.0 million 6.800 percent senior notes due October 2037 are subject to adjustment from time to time if the debt rating assigned to such series of notes is downgraded below a certain rating level (or subsequently upgraded). The maximum adjustment is 2.000 percent above the initial interest rate and the interest rate cannot be reduced below the initial interest rate. As of May 25, 2014, no adjustments to these interest rates had been made.
The aggregate contractual maturities of long-term debt for each of the five fiscal years subsequent to May 25, 2014, and thereafter are as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in millions)
Fiscal Year	Amount
2015	$15.0
2016	115.0
2017	15.0
2018	755.0
2019	—
Thereafter	1,600.0
Long-term debt	$2,500.0
We expect to use approximately $1.00 billion of the cash proceeds from the anticipated sale of Red Lobster to retire outstanding long-term debt. On June 30, 2014, we commenced cash tender offers for up to $600.0 million (which subsequently increased to $610.0 million) aggregate principal amount of our outstanding 4.500 percent senior notes due 2021, 3.350 percent senior notes due 2022, 6.000 percent senior notes due 2035 and 6.200 percent senior notes due 2017. Additionally, we have agreed to repurchase $80.0 million and $210.0 million aggregate principal amount of our 3.790 percent senior notes due 2019 and our 4.520 percent senior notes due 2024, respectively. We also intend to call for redemption approximately $100.0 million aggregate principal amount of our outstanding 7.125 percent debentures due 2016. Our ability to retire the long-term debt is dependent upon the acceptance of our tender offer, in addition to the closing of the Red Lobster sale.

NOTE 10 – DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
We use financial and commodities derivatives to manage interest rate, equity-based compensation and commodities pricing and foreign currency exchange rate risks inherent in our business operations. By using these instruments, we expose ourselves, from time to time, to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. We minimize this credit risk by entering into transactions with high-quality counterparties. We currently do not have any provisions in our agreements with counterparties that would require either party to hold or post collateral in the event that the market value of the related derivative instrument exceeds a certain limit. As such, the maximum amount of loss due to counterparty credit risk we would incur at May 25, 2014, if counterparties to the derivative instruments failed completely to perform, would approximate the values of derivative instruments currently recognized as assets on our consolidated balance sheet. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, commodity prices, or the market price of our common stock. We minimize this market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.
The notional values of our derivative contracts are as follows:

(in millions)	May 25, 2014	May 26, 2013
Derivative contracts designated as hedging instruments:
Commodities	$0.9	$18.2
Foreign currency	0.3	20.3
Interest rate swaps	200.0	100.0
Equity forwards	20.6	24.9
Derivative contracts not designated as hedging instruments:
Equity forwards	$47.4	$49.1
Commodities	—	0.6

We periodically enter into commodity futures, swaps and option contracts (collectively, commodity contracts) to reduce the risk of variability in cash flows associated with fluctuations in the price we pay for natural gas, diesel fuel and butter. For certain of our commodity purchases, changes in the price we pay for these commodities are highly correlated with changes in the market price of these commodities. For these commodity purchases, we designate commodity contracts as cash flow hedging instruments. For the remaining commodity purchases, changes in the price we pay for these commodities are not highly correlated with changes in the market price, generally due to the timing of when changes in the market prices are reflected in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

the price we pay. For these commodity purchases, we utilize commodity contracts as economic hedges. Our commodity contracts extended through May 2014.
We periodically enter into foreign currency forward contracts to reduce the risk of fluctuations in exchange rates specifically related to forecasted transactions or payments made in a foreign currency either for commodities and items used directly in our restaurants or for forecasted payments of services. Our foreign currency forward contracts extended through May 2014.
We are currently party to interest-rate swap agreements with $200.0 million of notional value to limit the risk of changes in fair value of a portion of the $400.0 million 4.500 percent senior notes due October 2021 and a portion of the $500.0 million 6.200 percent senior notes due October 2017. The swap agreements effectively swap the fixed-rate obligations for floating-rate obligations, thereby mitigating changes in fair value of the related debt prior to maturity. The swap agreements were designated as fair value hedges of the related debt and met the requirements to be accounted for under the short-cut method, resulting in no ineffectiveness in the hedging relationship. During fiscal 2014, 2013 and 2012, $2.9 million, $3.0 million and $3.3 million, respectively, was recorded as a reduction to interest expense related to net swap settlements.
We enter into equity forward contracts to hedge the risk of changes in future cash flows associated with the unvested, unrecognized Darden stock units. The equity forward contracts will be settled at the end of the vesting periods of their underlying Darden stock units, which range between four and five years. The contracts were initially designated as cash flow hedges to the extent the Darden stock units are unvested and, therefore, unrecognized as a liability in our financial statements. As of May 25, 2014, we were party to equity forward contracts that were indexed to 1.2 million shares of our common stock, at varying forward rates between $31.19 per share and $52.66 per share, extending through August 2018. The forward contracts can only be net settled in cash. As the Darden stock units vest, we will de-designate that portion of the equity forward contract that no longer qualifies for hedge accounting and changes in fair value associated with that portion of the equity forward contract will be recognized in current earnings. We periodically incur interest on the notional value of the contracts and receive dividends on the underlying shares. These amounts are recognized currently in earnings as they are incurred or received.
We entered into equity forward contracts to hedge the risk of changes in future cash flows associated with recognized, cash-settled performance stock units and employee-directed investments in Darden stock within the non-qualified deferred compensation plan. The equity forward contracts are indexed to 0.3 million shares of our common stock at forward rates between $46.17 and $51.95 per share, can only be net settled in cash and expire between fiscal 2015 and 2019. We did not elect hedge accounting with the expectation that changes in the fair value of the equity forward contracts would offset changes in the fair value of the performance stock units and Darden stock investments in the non-qualified deferred compensation plan within selling, general and administrative expenses in our consolidated statements of earnings.

The fair value of our derivative contracts designated as hedging instruments and derivative contracts that are not designated as hedging instruments are as follows:

(in millions)	Balance Sheet Location	Derivative Assets		Derivative Liabilities
		May 25, 2014	May 26, 2013	May 25, 2014	May 26, 2013
Derivative contracts designated as hedging instruments
Commodity contracts	(1)	$—	$0.1	$—	$(0.3)
Equity forwards	(1)	—	—	(0.5)	(0.6)
Interest rate related	(1)	1.6	1.9	—	—
Foreign currency forwards	(1)	0.1	0.6	—	—
		$1.7	$2.6	$(0.5)	$(0.9)
Derivative contracts not designated as hedging instruments
Commodity contracts	(1)	$—	$—	$—	$—
Equity forwards	(1)	—	—	(1.2)	(1.3)
		$—	$—	$(1.2)	$(1.3)
Total derivative contracts		$1.7	$2.6	$(1.7)	$(2.2)

(1)	Derivative assets and liabilities are included in receivables, net, prepaid expenses and other current assets, and other current liabilities, as applicable, on our consolidated balance sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The effects of derivative instruments in cash flow hedging relationships in the consolidated statements of earnings are as follows:

(in millions)	Amount of Gain (Loss) Recognized in AOCI (Effective Portion)			Location of Gain (Loss) Reclassified from AOCI to Earnings	Amount of Gain (Loss) Reclassified from AOCI to Earnings (Effective Portion)			Location of Gain (Loss) Recognized in Earnings (Ineffective Portion)	(1) Amount of Gain (Loss) Recognized in Earnings (Ineffective Portion)
	Fiscal Year				Fiscal Year				Fiscal Year
	2014	2013	2012		2014	2013	2012		2014	2013	2012
Commodity	$0.6	$0.7	$(2.2)	(2)	$0.4	$0.4	$(1.7)	(2)	$—	$—	$—
Equity	(3.5)	(2.8)	(0.7)	(3)	(0.8)	0.2	—	(3)	1.4	1.1	0.6
Interest rate	—	(10.1)	(75.2)	Interest, net	(10.3)	(8.3)	(2.9)	Interest, net	—	—	(0.7)
Foreign currency	0.5	(0.5)	0.9	(4)	1.0	—	0.8	(4)	—	—	—
	$(2.4)	$(12.7)	$(77.2)		$(9.7)	$(7.7)	$(3.8)		$1.4	$1.1	$(0.1)

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

The effects of derivative instruments in fair value hedging relationships in the consolidated statements of earnings are as follows:

(in millions)	Amount of Gain (Loss) Recognized in Earnings on Derivatives			Location of Gain (Loss) Recognized in Earnings on Derivatives	Hedged Item in Fair Value Hedge Relationship	Amount of Gain (Loss) Recognized in Earnings on Related Hedged Item			Location of Gain (Loss) Recognized in Earnings on Related Hedged Item
	Fiscal Year					Fiscal Year
	2014	2013	2012			2014	2013	2012
Interest rate	$(0.3)	$(1.3)	$(0.4)	Interest, net	Debt	$0.3	$1.3	$0.4	Interest, net

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The effects of derivatives not designated as hedging instruments in the consolidated statements of earnings are as follows:

	Location of Gain (Loss) Recognized in Earnings	Amount of Gain (Loss) Recognized in Earnings
		Fiscal Year
(in millions)		2014	2013	2012
Commodity contracts	Cost of sales (1)	$—	$(0.1)	$(7.9)
Equity forwards	Cost of sales (2)	(0.5)	1.6	2.3
Equity forwards	Selling, general and administrative	(1.3)	1.4	6.0
		$(1.8)	$2.9	$0.4

(1)	Location of the gain (loss) recognized in earnings is food and beverage costs and restaurant expenses, which are components of cost of sales.

(2)	Location of the gain (loss) recognized in earnings is restaurant labor expenses, which is a component of cost of sales.
Based on the fair value of our derivative instruments designated as cash flow hedges as of May 25, 2014, we expect to reclassify $10.1 million of net losses on derivative instruments from accumulated other comprehensive income (loss) to earnings during the next 12 months based on the timing of our forecasted commodity purchases, the maturity of equity forwards and the amortization of losses on interest rate related instruments. However, the amounts ultimately realized in earnings will be dependent on the fair value of the contracts on the settlement dates. Additionally, based on the results of our tender offer in the first quarter of fiscal 2015 (see Note 9 – Long-Term Debt for further information), which is contingent upon the closing of the Red Lobster sale, additional amortization of losses on interest-rate related instruments may be recognized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – FAIR VALUE MEASUREMENTS
The fair values of cash equivalents, receivables, net, accounts payable and short-term debt approximate their carrying amounts due to their short duration.
The following tables summarize the fair values of financial instruments measured at fair value on a recurring basis at May 25, 2014 and May 26, 2013:

Items Measured at Fair Value at May 25, 2014
(in millions)		Fair Value of Assets (Liabilities)	Quoted Prices in Active Market for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fixed-income securities:
Corporate bonds	(1)	$9.7	$—	$9.7	$—
U.S. Treasury securities	(2)	6.1	6.1	—	—
Mortgage-backed securities	(1)	2.6	—	2.6	—
Derivatives:
Commodities futures, swaps & options	(3)	—	—	—	—
Equity forwards	(4)	(1.7)	—	(1.7)	—
Interest rate swaps	(5)	1.6	—	1.6	—
Foreign currency forwards	(6)	0.1	—	0.1	—
Total		$18.4	$6.1	$12.3	$—

Items Measured at Fair Value at May 26, 2013
(in millions)		Fair Value of Assets (Liabilities)	Quoted Prices in Active Market for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fixed-income securities:
Corporate bonds	(1)	$10.0	$—	$10.0	$—
U.S. Treasury securities	(2)	8.7	8.7	—	—
Mortgage-backed securities	(1)	5.6	—	5.6	—
Derivatives:
Commodities futures, swaps & options	(3)	(0.2)	—	(0.2)	—
Equity forwards	(4)	(1.9)	—	(1.9)	—
Interest rate locks & swaps	(5)	1.9	—	1.9	—
Foreign currency forwards	(6)	0.6	—	0.6	—
Total		$24.7	$8.7	$16.0	$—

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

The carrying value and fair value of long-term debt including the amounts included in current liabilities, as of May 25, 2014, was $2.50 billion and $2.63 billion, respectively. The carrying value and fair value of long-term debt as of May 26, 2013, was $2.50 billion and $2.70 billion, respectively. The fair value of long-term debt, which is classified as Level 2 in the fair value hierarchy, is determined based on market prices or, if market prices are not available, the present value of the underlying cash flows discounted at our incremental borrowing rates.

Adjustments to the fair values of non-financial assets measured at fair value on a non-recurring basis as of May 25, 2014 and May 26, 2013 were generally related to impairments of property to be disposed of and were not material.

NOTE 12 - FINANCIAL INSTRUMENTS
Marketable securities are carried at fair value and consist of available-for-sale securities related to insurance funding requirements for our workers' compensation and general liability claims. The following table summarizes cost and market value for our securities that qualify as available-for-sale as of May 25, 2014:

(in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Available-for-sale securities	$18.3	$0.1	$—	$18.4

Earnings include insignificant realized gains and loss from sales of available-for-sale securities. At May 25, 2014, the scheduled maturities of our available-for-sale securities are as follows:

(in millions)	Cost	Market Value
Less than 1 year	$4.5	$4.5
1 to 3 years	8.4	8.5
3 to 5 years	5.4	5.4
Total	$18.3	$18.4

NOTE 13 - STOCKHOLDERS’ EQUITY
Share Repurchase Program
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

(in millions)	May 25, 2014
Share repurchase authorizations	187.4
Cumulative shares repurchased	171.9

The total shares and related cost of our common stock we repurchased was as follows:

(in millions)	Fiscal Year
	2014		2013		2012
	Shares	Cost	Shares	Cost	Shares	Cost
Repurchases of common stock	—	$0.5	1.0	$52.4	8.2	$375.1
As of May 25, 2014, of the 171.9 million cumulative shares repurchased, 159.3 million shares were retired and restored to authorized but unissued shares of common stock. We expect that all shares of common stock acquired in the future will also be restored to authorized but unissued shares of common stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

Accumulated Other Comprehensive Income (Loss)
The components of accumulated other comprehensive income (loss), net of tax, are as follows:

(in millions)	Foreign Currency Translation Adjustment	Unrealized Gains (Losses) on Marketable Securities	Unrealized Gains (Losses) on Derivatives	Benefit Plan Funding Position	Accumulated Other Comprehensive Income (Loss)
Balances at May 27, 2012	$(1.6)	$0.4	$(49.7)	$(95.7)	$(146.6)
Gain (loss)	(0.2)	(0.2)	(8.8)	11.4	2.2
Reclassification realized in net earnings	—	—	4.7	6.9	11.6
Balances at May 26, 2013	$(1.8)	$0.2	$(53.8)	$(77.4)	$(132.8)
Gain (loss)	(2.9)	(0.1)	(2.9)	(1.7)	(7.6)
Reclassification realized in net earnings	—	—	6.3	6.0	12.3
Balances at May 25, 2014	$(4.7)	$0.1	$(50.4)	$(73.1)	$(128.1)

The following table presents the amounts and line items in our consolidated statements of earnings where adjustments reclassified from AOCI into net earnings were recorded:

		Fiscal Year
(in millions) AOCI Components	Location of Gain (Loss) Recognized in Earnings	May 25, 2014	May 26, 2013
Derivatives
Commodity contracts	(1)	0.4	0.4
Equity contracts	(2)	(0.8)	0.2
Interest rate contracts	Interest, net	(10.3)	(8.3)
Foreign currency contracts	(2)	1.0	—
	Total before tax	$(9.7)	$(7.7)
	Tax benefit	3.4	3.0
	Net of tax	$(6.3)	$(4.7)

Benefit plan funding position
Recognized net actuarial loss - pension/postretirement plans	(3)	$(8.6)	$(8.9)
Recognized net actuarial loss - other plans	(4)	(1.4)	(2.3)
	Total before tax	$(10.0)	$(11.2)
	Tax benefit	4.0	4.3
	Net of tax	$(6.0)	$(6.9)

(1)	Primarily included in cost of sales. See Note 10 for additional details.

(2)	Primarily included in cost of sales and selling, general and administrative expenses. See Note 10 for additional details.

(3)
Included in the computation of net periodic benefit costs - pension and postretirement plans, which is a component of restaurant labor expenses and selling, general and administrative expenses. See Note 17 for additional details.

(4)	Included in the computation of net periodic benefit costs - other plans, which is a component of selling, general and administrative expenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – LEASES
An analysis of rent expense incurred related to restaurants in continuing operations is as follows:

(in millions)	Fiscal Year
	2014	2013	2012
Restaurant minimum rent	$146.4	$125.8	$100.6
Restaurant rent averaging expense	26.9	24.2	16.7
Restaurant percentage rent	6.6	6.0	4.9
Other	5.5	5.6	4.1
Total rent expense	$185.4	$161.6	$126.3

Total rent expense included in discontinued operations was $36.2 million, $34.6 million and $33.7 million for fiscal 2014, 2013 and 2012, respectively. These amounts include restaurant minimum rent of $33.0 million, $31.8 million and $30.3 million for fiscal 2014, 2013 and 2012, respectively.

The annual future lease commitments under capital lease obligations and noncancelable operating leases, including those related to restaurants reported as discontinued operations, for each of the five fiscal years subsequent to May 25, 2014 and thereafter is as follows:

(in millions)
Fiscal Year	Capital	Operating
2015	$5.6	$204.7
2016	5.7	192.9
2017	5.8	175.1
2018	6.0	155.4
2019	6.0	130.5
Thereafter	56.6	375.2
Total future lease commitments	$85.7	$1,233.8
Less imputed interest (at 6.5%)	(31.4)
Present value of future lease commitments	$54.3
Less current maturities	(2.3)
Obligations under capital leases, net of current maturities	$52.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - INTEREST, NET
The components of interest, net are as follows:

(in millions)	Fiscal Year
	2014	2013	2012
Interest expense	$134.0	$126.2	$102.7
Imputed interest on capital leases	3.5	3.6	3.7
Capitalized interest	(2.6)	(2.9)	(3.4)
Interest income	(0.6)	(0.9)	(0.9)
Interest, net	$134.3	$126.0	$102.1

Capitalized interest was computed using our average borrowing rate. Interest paid, net of amounts capitalized was as follows:

(in millions)	Fiscal Year
	2014	2013	2012
Interest paid, net of amounts capitalized	$117.5	$112.6	$95.3

NOTE 16 - INCOME TAXES
Total income tax expense was allocated as follows:

(in millions)	Fiscal Year
	2014	2013	2012
Earnings from continuing operations	$(8.6)	$36.7	$75.9
Earnings from discontinued operations	32.3	72.7	84.9
Total consolidated income tax expense	$23.7	$109.4	$160.8

The components of earnings from continuing operations before income taxes and the provision for income taxes thereon are as follows:

(in millions)	Fiscal Year
	2014	2013	2012
Earnings from continuing operations before income taxes:
U.S.	$189.2	$278.0	$351.0
Foreign	(14.6)	(4.0)	4.1
Earnings from continuing operations before income taxes	$174.6	$274.0	$355.1
Income taxes:
Current:
Federal	$39.5	$26.1	$25.5
State and local	5.4	7.9	11.6
Foreign	3.0	3.5	2.7
Total current	$47.9	$37.5	$39.8
Deferred (principally U.S.):
Federal	(43.7)	6.9	37.6
State and local	(12.8)	(7.7)	(1.5)
Total deferred	$(56.5)	$(0.8)	$36.1
Total income taxes	$(8.6)	$36.7	$75.9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Income taxes paid were as follows:

(in millions)	Fiscal Year
	2014	2013	2012
Income taxes paid	$90.0	$98.5	$123.5

The following table is a reconciliation of the U.S. statutory income tax rate to the effective income tax rate from continuing operations included in the accompanying consolidated statements of earnings:

	Fiscal Year
	2014	2013	2012
U.S. statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefits	(2.7)	—	1.8
Benefit of federal income tax credits	(30.3)	(18.1)	(14.4)
Other, net	(6.9)	(3.5)	(1.0)
Effective income tax rate	(4.9)%	13.4%	21.4%

As of May 25, 2014, we had estimated current prepaid state and federal income taxes of $0.9 million and $10.0 million, respectively, which are included on our accompanying consolidated balance sheets as prepaid income taxes.
As of May 25, 2014, we had unrecognized tax benefits of $38.1 million, which represents the aggregate tax effect of the differences between tax return positions and benefits recognized in our consolidated financial statements, all of which would favorably affect the effective tax rate if resolved in our favor. A reconciliation of the beginning and ending amount of unrecognized tax benefits follows:

(in millions)
Balances at May 26, 2013	$29.9
Additions related to current-year tax positions	10.0
Reductions related to prior-year tax positions	(2.1)
Additions due to settlements with taxing authorities	2.2
Reductions to tax positions due to statute expiration	(1.9)
Balances at May 25, 2014	$38.1
We recognize accrued interest related to unrecognized tax benefits in interest expense. Penalties, when incurred, are recognized in selling, general and administrative expense. Interest expense associated with unrecognized tax benefits, excluding the release of accrued interest related to prior year matters due to settlement or the lapse of the statute of limitations was as follows:

(in millions)	Fiscal Year
	2014	2013	2012
Interest expense on unrecognized tax benefits	$0.4	$0.5	$0.4

At May 25, 2014, we had $3.2 million accrued for the payment of interest associated with unrecognized tax benefits.

For U.S. federal income tax purposes, we participate in the Internal Revenue Service's (IRS) Compliance Assurance Process (CAP) whereby our U.S. federal income tax returns are reviewed by the IRS both prior to and after their filing. Income tax returns are subject to audit by state and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws. The major jurisdictions in which the Company files income tax returns include the U.S. federal jurisdiction, Canada, and all states in the U.S. that have an income tax. With a few exceptions, the Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before fiscal 2013, and state and local, or non-U.S. income tax examinations by tax authorities for years before fiscal 2010.
Included in the balance of unrecognized tax benefits at May 25, 2014 is $27.4 million related to tax positions for which it is reasonably possible that the total amounts could change during the next 12 months based on the outcome of examinations. The $27.4 million relates to items that would impact our effective income tax rate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

(in millions)	May 25, 2014	May 26, 2013
Accrued liabilities	$111.0	$85.5
Compensation and employee benefits	216.3	212.9
Deferred rent and interest income	102.2	83.3
Net operating loss, credit and charitable contribution carryforwards	57.3	50.7
Other	7.9	6.8
Gross deferred tax assets	$494.7	$439.2
Valuation allowance	(16.5)	(15.4)
Deferred tax assets, net of valuation allowance	$478.2	$423.8
Trademarks and other acquisition related intangibles	(209.4)	(205.6)
Buildings and equipment	(396.1)	(403.2)
Capitalized software and other assets	(26.6)	(19.4)
Other	(8.2)	(7.4)
Gross deferred tax liabilities	$(640.3)	$(635.6)
Net deferred tax liabilities	$(162.1)	$(211.8)

Net operating loss, credit and charitable contribution carryforwards have the potential to expire. We have taken current and potential future expirations into consideration when evaluating the need for valuation allowances against these deferred tax assets. A valuation allowance for deferred tax assets is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which our deferred tax assets are deductible, we believe it is more-likely-than-not that we will realize the benefits of these deductible differences, net of the existing valuation allowances at May 25, 2014.
NOTE 17 - RETIREMENT PLANS
Defined Benefit Plans and Postretirement Benefit Plan

Certain of our employees are eligible to participate in a retirement plan. We sponsor non-contributory defined benefit pension plans, which have been frozen, for a group of salaried employees in the United States, in which benefits are based on various formulas that include years of service and compensation factors; and for a group of hourly employees in the United States, in which a fixed level of benefits is provided. Pension plan assets are primarily invested in U.S. and International equities as well as long-duration bonds and real estate investments. Our policy is to fund, at a minimum, the amount necessary on an actuarial basis to provide for benefits in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended and the Internal Revenue Code (IRC), as amended by the Pension Protection Act of 2006. We also sponsor a contributory postretirement benefit plan that provides health care benefits to our salaried retirees. Fundings related to the defined benefit pension plans and postretirement benefit plans, which are funded on a pay-as-you-go basis, were as follows:

(in millions)	Fiscal Year
	2014	2013	2012
Defined benefit pension plans funding	$0.4	$2.4	$22.2
Postretirement benefit plan funding	0.9	0.8	0.5

We expect to contribute approximately $0.4 million to our defined benefit pension plans and approximately $1.1 million to our postretirement benefit plan during fiscal 2015.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

During fiscal 2014, we amended our defined benefit pension plan to freeze all plan benefits as of December 31, 2014 and to provide an additional year of benefit service for all final average pay participants accruing benefits and employed as of the effective date of the freeze.  However, interest credits will continue for cash balance participants.  As a result of these changes, we recorded a $6.4 million curtailment gain into unrecognized loss and recognized a $0.6 million net prior service credit into net periodic benefit cost.
The following provides a reconciliation of the changes in the plan benefit obligation, fair value of plan assets and the funded status of the plans as of May 25, 2014 and May 26, 2013:

(in millions)	Defined Benefit Plans		Postretirement Benefit Plan
	2014	2013	2014	2013
Change in Benefit Obligation:
Benefit obligation at beginning of period	$276.8	$274.4	$29.9	$29.6
Service cost	4.4	4.7	0.7	0.8
Interest cost	10.2	9.9	1.4	1.3
Plan amendments	(0.6)	—	—	—
Plan curtailments	(6.4)	—	(4.8)	—
Participant contributions	—	—	0.5	0.4
Benefits paid	(13.3)	(11.2)	(1.4)	(1.2)
Actuarial loss (gain)	12.8	(1.0)	12.2	(1.0)
Benefit obligation at end of period	$283.9	$276.8	$38.5	$29.9

Change in Plan Assets:
Fair value at beginning of period	$234.1	$203.5	$—	$—
Actual return on plan assets	22.7	39.4	—	—
Employer contributions	0.4	2.4	0.9	0.8
Participant contributions	—	—	0.5	0.4
Benefits paid	(13.3)	(11.2)	(1.4)	(1.2)
Fair value at end of period	$243.9	$234.1	$—	$—

Reconciliation of the Plans’ Funded Status:
Unfunded status at end of period	$(40.0)	$(42.7)	$(38.5)	$(29.9)

The following is a detail of the balance sheet components of each of our plans and a reconciliation of the amounts included in accumulated other comprehensive income (loss):

(in millions)	Defined Benefit Plans		Postretirement Benefit Plan
	May 25, 2014	May 26, 2013	May 25, 2014	May 26, 2013
Components of the Consolidated Balance Sheets:
Current liabilities	$—	$—	$1.1	$—
Non-current liabilities	40.0	42.7	37.4	29.9
Net amounts recognized	$40.0	$42.7	$38.5	$29.9
Amounts Recognized in Accumulated Other Comprehensive Income (Loss), net of tax:
Prior service (cost) credit	$—	$(0.2)	$—	$0.1
Net actuarial loss	(64.0)	(69.0)	(5.8)	(1.3)
Net amounts recognized	$(64.0)	$(69.2)	$(5.8)	$(1.2)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following is a summary of our accumulated and projected benefit obligations:

(in millions)	May 25, 2014	May 26, 2013
Accumulated benefit obligation for all pension plans	$283.3	$267.6
Pension plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligation	283.3	267.6
Fair value of plan assets	243.9	234.1
Projected benefit obligations for all plans with projected benefit obligations in excess of plan assets	283.9	276.8

The following table presents the weighted-average assumptions used to determine benefit obligations and net expense:

	Defined Benefit Plans		Postretirement Benefit Plan
	2014	2013	2014	2013
Weighted-average assumptions used to determine benefit obligations at May 25 and May 26 (1)
Discount rate	4.41%	4.60%	4.45%	4.74%
Rate of future compensation increases	3.86%	4.04%	N/A	N/A
Weighted-average assumptions used to determine net expense for fiscal years ended May 25 and May 26 (2)
Discount rate	4.60%	4.35%	4.74%	4.52%
Expected long-term rate of return on plan assets	8.00%	9.00%	N/A	N/A
Rate of future compensation increases	4.04%	4.22%	N/A	N/A
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

We reduced our expected long-term rate of return on plan assets for our defined benefit plan from 9.0 percent, used in fiscal 2013 and 2012, to 8.0 percent for fiscal 2014 in connection with our current expectations for long-term returns and target asset fund allocation. In developing our expected rate of return assumption, we have evaluated the actual historical performance and long-term return projections of the plan assets, which give consideration to the asset mix and the anticipated timing of the pension plan outflows. We employ a total return investment approach whereby a mix of equity and fixed-income investments are used to maximize the long-term return of plan assets for what we consider a prudent level of risk. Our historical 10-year, 15-year and 20-year rates of return on plan assets, calculated using the geometric method average of returns, are approximately 9.3 percent, 8.4 percent and 9.9 percent, respectively, as of May 25, 2014. Our Benefit Plans Committee sets the investment policy for the Defined Benefit Plans and oversees the investment allocation, which includes setting long-term strategic targets. Our overall investment strategy is to achieve appropriate diversification through a mix of equity investments, which may include U.S., International, and private equities, as well as long-duration bonds and real estate investments. Currently, our target asset fund allocation is 37.0 percent U.S. equities, 40.0 percent high-quality, long-duration fixed-income securities, 18.5 percent international equities and 4.5 percent real estate securities. Prior to fiscal 2014, our target asset fund allocation was 40.0 percent U.S. equities, 35.0 percent high-quality, long-duration fixed-income securities, 20.0 percent international equities and 5.0 percent real estate securities. The investment policy establishes a re-balancing band around the established targets within which the asset class weight is allowed to vary. Equity securities, international equities and fixed-income securities include investments in various industry sectors. Investments in real estate securities follow different strategies designed to maximize returns, allow for diversification and provide a hedge against inflation. Our current positioning is neutral on investment style between value and growth companies and large and small cap companies. We monitor our actual asset fund allocation to ensure that it approximates our target allocation and believe that our long-term asset fund allocation will continue to approximate our target allocation. Investments held in the U.S. commingled fund, U.S. corporate securities, an international commingled fund, U.S. government fixed-income securities, an emerging markets commingled fund and public sector utility securities represented approximately 35.9 percent, 19.7 percent, 12.8 percent, 11.3 percent, 5.5 percent and 5.4 percent, respectively, of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

total plan assets and represents the only significant concentrations of risk related to a single entity, sector, country, commodity or investment fund. No other single sector concentration of assets exceeded 5.0 percent of total plan assets.
The discount rate and expected return on plan assets assumptions have a significant effect on amounts reported for defined benefit pension plans. A quarter percentage point change in the defined benefit plans’ discount rate and the expected long-term rate of return on plan assets would increase or decrease earnings before income taxes by $0.6 million and $0.5 million, respectively.
The assumed health care cost trend rate increase in the per-capita charges for postretirement benefits was 6.8 percent for fiscal 2015. The rate gradually decreases to 5.0 percent through fiscal 2021 and remains at that level thereafter.
The assumed health care cost trend rate has a significant effect on amounts reported for retiree health care plans. A one percentage point increase or decrease in the assumed health care cost trend rate would affect the service and interest cost components of net periodic postretirement benefit cost by $0.5 million and $0.4 million, respectively, and would increase or decrease the accumulated postretirement benefit obligation by $7.4 million and $5.9 million, respectively.
Components of net periodic benefit cost included in continuing operations are as follows:

(in millions)	Defined Benefit Plans			Postretirement Benefit Plan
	2014	2013	2012	2014	2013	2012
Service cost	$4.4	$4.7	$5.1	$0.7	$0.8	$0.8
Interest cost	10.2	9.9	9.6	1.4	1.3	1.5
Expected return on plan assets	(17.1)	(19.4)	(17.8)	—	—	—
Amortization of unrecognized prior service cost	0.1	0.1	0.1	(0.1)	(0.1)	(0.1)
Recognized net actuarial loss	9.0	8.8	8.2	—	—	—
Curtailment gain recognized	(0.5)	—	—	—	—	—
Net pension and postretirement cost (benefit)	$6.1	$4.1	$5.2	$2.0	$2.0	$2.2

The amortization of the net actuarial loss component of our fiscal 2015 net periodic benefit cost for the defined benefit plans and postretirement benefit plan is expected to be approximately $2.6 million and $0.5 million, respectively.

The fair values of the defined benefit pension plans assets at their measurement dates of May 25, 2014 and May 26, 2013, are as follows:

		Items Measured at Fair Value at May 25, 2014
(in millions)		Fair Value of Assets (Liabilities)	Quoted Prices in Active Market for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity:
U.S. Commingled Funds	(1)	$87.5	$—	$87.5	$—
International Commingled Funds	(2)	31.2	—	31.2	—
Emerging Market Commingled Funds	(3)	13.3	—	13.3	—
Real Estate Commingled Funds	(4)	10.5	—	10.5	—
Fixed-Income:
U.S. Treasuries	(5)	27.6	27.6	—	—
U.S. Corporate Securities	(5)	48.0	—	48.0	—
International Securities	(5)	10.0	—	10.0	—
Public Sector Utility Securities	(5)	13.1	—	13.1	—
Cash & Accruals		2.7	2.7	—	—
Total		$243.9	$30.3	$213.6	$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

		Items Measured at Fair Value at May 26, 2013
(in millions)		Fair Value of Assets (Liabilities)	Quoted Prices in Active Market for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity:
U.S. Commingled Funds	(1)	$97.2	$—	$97.2	$—
International Commingled Funds	(2)	33.4	—	33.4	—
Emerging Market Commingled Funds	(3)	13.8	—	13.8	—
Real Estate Commingled Funds	(4)	11.6	—	11.6	—
Fixed-Income:
U.S. Treasuries	(5)	16.3	16.3	—	—
U.S. Corporate Securities	(5)	42.5	—	42.5	—
International Securities	(5)	8.2	—	8.2	—
Public Sector Utility Securities	(5)	9.4	—	9.4	—
Cash & Accruals		1.7	1.7	—	—
Total		$234.1	$18.0	$216.1	$—

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

The following benefit payments are expected to be paid between fiscal 2015 and fiscal 2025:

(in millions)	Defined Benefit Plans	Postretirement Benefit Plan
2015	$21.2	$1.1
2016	10.2	1.2
2017	10.6	1.2
2018	11.1	1.3
2019	11.5	1.4
2020-2025	68.7	8.5
Postemployment Severance Plan

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

We accrue for postemployment severance costs in our consolidated financial statements and recognize actuarial gains and losses related to our postemployment severance accrual as a component of accumulated other comprehensive income (loss). As of May 25, 2014 and May 26, 2013, $3.1 million and $6.1 million, respectively, of unrecognized actuarial losses related to our postemployment severance plan were included in accumulated other comprehensive income (loss) on a net of tax basis.

Defined Contribution Plan
We have a defined contribution (401(k)) plan covering most employees age 21 and older. We match contributions for participants with at least one year of service up to 6 percent of compensation, based on our performance. The match ranges from a minimum of $0.25 to $1.20 for each dollar contributed by the participant. The plan had net assets of $729.1 million at May 25, 2014 and $719.0 million at May 26, 2013. Expense recognized in fiscal 2014, 2013 and 2012 was $0.7 million, $0.9 million and $0.9 million, respectively. Employees classified as “highly compensated” under the IRC are not eligible to participate in this plan. Instead, highly compensated employees are eligible to participate in a separate non-qualified deferred compensation (FlexComp) plan. This plan allows eligible employees to defer the payment of part of their annual salary and all or part of their annual bonus and provides for awards that approximate the matching contributions and other amounts that participants would have received had they been eligible to participate in our defined contribution and defined benefit plans. Amounts payable to highly compensated employees under the FlexComp plan totaled $228.8 million and $224.3 million at May 25, 2014 and May 26, 2013, respectively. These amounts are included in other current liabilities.
The defined contribution plan includes an Employee Stock Ownership Plan (ESOP). The ESOP borrowed $16.9 million from us at a variable rate of interest in July 1996. At May 25, 2014, the ESOP’s original debt to us had a balance of $4.1 million with a variable rate of interest of 0.15 percent and is due to be repaid no later than December 2014. At the end of fiscal 2005, the ESOP borrowed an additional $1.6 million (Additional Loan) from us at a variable interest rate and acquired an additional 0.05 million shares of our common stock, which were held in suspense within the ESOP at that time. At May 25, 2014, the Additional Loan had a balance of $1.3 million with a variable interest rate of 0.23 percent and is due to be repaid no later than December 2018. Compensation expense is recognized as contributions are accrued. Fluctuations in our stock price impact the amount of expense to be recognized. Contributions to the plan, plus the dividends accumulated on unallocated shares held by the ESOP, are used to pay principal, interest and expenses of the plan. As loan payments are made, common stock is allocated to ESOP participants. In each of the fiscal years 2014, 2013 and 2012, the ESOP used dividends received of $0.9 million, $1.0 million and $1.9 million, respectively, and contributions received from us of $0.0 million, $0.1 million and $0.5 million, respectively, to pay principal and interest on our debt.
ESOP shares are included in weighted-average common shares outstanding for purposes of calculating net earnings per share with the exception of those shares acquired under the Additional Loan which are accounted for in accordance with FASB ASC Subtopic 718-40, Employee Stock Ownership Plans. Fluctuations in our stock price are recognized as adjustments to common stock and surplus when the shares are committed to be released. The ESOP shares acquired under the Additional Loan are not considered outstanding until they are committed to be released and, therefore, unreleased shares have been excluded for purposes of calculating basic and diluted net earnings per share. As of May 25, 2014, the ESOP shares included in the basic and diluted net earnings per share calculation totaled 4.0 million shares, representing 3.2 million allocated shares and 0.8 million suspense shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 - STOCK-BASED COMPENSATION
We maintain two active stock option and stock grant plans under which new awards may still be issued, known as the Darden Restaurants, Inc. 2002 Stock Incentive Plan (2002 Plan) and the RARE Hospitality International, Inc. Amended and Restated 2002 Long-Term Incentive Plan (RARE Plan). We also have four other stock option and stock grant plans under which we no longer can grant new awards, although awards outstanding under the plans may still vest and be exercised in accordance with their terms: the Stock Plan for Directors (Director Stock Plan); the Director Compensation Plan; the Stock Option and Long-Term Incentive Plan of 1995 (1995 Plan) and the Restaurant Management and Employee Stock Plan of 2000 (2000 Plan). All of the plans are administered by the Compensation Committee of the Board of Directors. The 2002 Plan provides for the issuance of up to 25.1 million common shares in connection with the granting of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units (RSUs), stock awards and other stock-based awards including performance stock units and Darden stock units to key employees and non-employee directors. The RARE Plan provides for the issuance of up to 3.9 million common shares in connection with the granting of non-qualified stock options, incentive stock options and restricted stock to employees. Awards under the RARE Plan are only permitted to be granted to employees who were employed by RARE as of the date of acquisition and continued their employment with the Company. The Director Stock Plan provided for the issuance of up to 0.375 million common shares out of our treasury in connection with the granting of non-qualified stock options, restricted stock and RSUs to non-employee directors. No new awards could be granted under the Director Stock Plan after September 30, 2000. The Director Compensation Plan provided for the issuance of 0.1 million common shares out of our treasury to non-employee directors. No new awards could be granted under the Director Compensation Plan after September 30, 2005. The 1995 Plan provided for the issuance of up to 33.3 million common shares in connection with the granting of non-qualified stock options, restricted stock or RSUs to key employees. The 2000 Plan provided for the issuance of up to 5.4 million shares of common stock out of our treasury as non-qualified stock options, restricted stock or RSUs. Under all of these plans, stock options are granted at a price equal to the fair value of the shares at the date of grant for terms not exceeding 10 years and have various vesting periods at the discretion of the Compensation Committee. Outstanding options generally vest over one to four years. Restricted stock and RSUs granted under the 1995 Plan, the 2000 Plan and the 2002 Plan generally vest over periods ranging from three to five years and no sooner than one year from the date of grant. Performance Stock Units granted under the 2002 Plan generally vest over a three-year period, and vested amounts may range from 0.0 to 150.0 percent of targeted amounts depending on the achievement of certain sales and diluted net earnings per share performance measures. Darden stock units granted under the 2002 Plan generally vest over a five-year period, with no performance vesting feature.
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
Stock-based compensation expense included in continuing operations was as follows:

(in millions)	Fiscal Year
	2014	2013	2012
Stock options	$19.3	$16.3	$16.6
Restricted stock/restricted stock units	0.9	2.1	3.8
Darden stock units	12.3	13.6	11.9
Performance stock units	2.5	4.7	11.3
Employee stock purchase plan	1.8	1.8	1.8
Director compensation program/other	1.9	1.5	1.3
	$38.7	$40.0	$46.7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table presents a summary of our stock option activity as of and for the year ended May 25, 2014:

	Options (in millions)	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (Yrs)	Aggregate Intrinsic Value (in millions)
Outstanding beginning of period	11.6	$38.81	5.47	$162.6
Options granted	1.7	48.32
Options exercised	(1.8)	28.57
Options canceled	(0.3)	47.21
Outstanding end of period	11.2	$41.66	5.57	$91.0
Exercisable	6.5	$36.62	3.76	$84.6

The total intrinsic value of options exercised during fiscal 2014, 2013 and 2012 was $39.9 million, $47.1 million and $49.7 million, respectively. Cash received from option exercises during fiscal 2014, 2013 and 2012 was $50.9 million, $57.0 million and $62.9 million, respectively. Stock options have a maximum contractual period of 10 years from the date of grant. We settle employee stock option exercises with authorized but unissued shares of Darden common stock or treasury shares we have acquired through our ongoing share repurchase program.
As of May 25, 2014, there was $26.5 million of unrecognized compensation cost related to unvested stock options granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 2.1 years. The total fair value of stock options that vested during fiscal 2014 was $20.5 million.
Restricted stock and RSUs are granted at a value equal to the market price of our common stock on the date of grant. Restrictions lapse with regard to restricted stock, and RSUs are settled in shares, at the end of their vesting periods, which is generally four years.
The following table presents a summary of our restricted stock and RSU activity as of and for the fiscal year ended May 25, 2014:

	Shares (in millions)	Weighted-Average Grant Date Fair Value Per Share
Outstanding beginning of period	0.2	$35.13
Shares granted	0.1	49.24
Shares vested	(0.1)	35.12
Outstanding end of period	0.2	$39.04

As of May 25, 2014, there was $4.1 million of unrecognized compensation cost related to unvested restricted stock and RSUs granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 2.8 years. The total fair value of restricted stock and RSUs that vested during fiscal 2014, 2013 and 2012 was $2.3 million, $5.5 million and $10.0 million, respectively.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table presents a summary of our Darden stock unit activity as of and for the fiscal year ended May 25, 2014:

(All units settled in cash)	Units (in millions)	Weighted-Average Fair Value Per Unit
Outstanding beginning of period	2.2	$52.83
Units granted	0.6	49.11
Units vested	(0.5)	48.87
Units canceled	(0.2)	46.20
Outstanding end of period	2.1	$49.55

As of May 25, 2014, our total Darden stock unit liability was $57.3 million, including $32.8 million recorded in other current liabilities and $24.5 million recorded in other liabilities on our consolidated balance sheets. As of May 26, 2013, our total Darden stock unit liability was $61.1 million, including $19.9 million recorded in other current liabilities and $41.2 million recorded in other liabilities on our consolidated balance sheets.

Based on the value of our common stock as of May 25, 2014, there was $42.3 million of unrecognized compensation cost related to Darden stock units granted under our incentive plans. This cost is expected to be recognized over a weighted-average period of 2.9 years. The total fair value of Darden stock units that vested during fiscal 2014 was $22.7 million.

The following table presents a summary of our performance stock unit activity as of and for the fiscal year ended May 25, 2014:

(All units settled in cash)	Units (in millions)	Weighted-Average Fair Value Per Unit
Outstanding beginning of period	0.9	$36.83
Units granted	0.3	48.63
Units vested	(0.2)	49.08
Units canceled	(0.2)	41.74
Performance unit adjustment	(0.5)	49.90
Outstanding end of period	0.3	$49.55

As of May 25, 2014, our total performance stock unit liability was $9.5 million, including $5.3 million recorded in other current liabilities and $4.2 million recorded in other liabilities on our consolidated balance sheets. As of May 26, 2013, our total performance stock unit liability was $16.8 million, including $9.0 million recorded in other current liabilities and $7.8 million recorded in other liabilities on our consolidated balance sheets.

Performance stock units cliff vest three years from the date of grant, where 0.0 percent to 150.0 percent of the entire grant is earned or forfeited at the end of three years. The number of units that actually vests will be determined for each year based on the achievement of Company performance criteria set forth in the award agreement and may range from 0.0 percent to 150.0 percent of the annual target. All awards will be settled in cash. The awards are measured based on the market price of our common stock each period, are amortized over the service period and the vested portion is carried as a liability in our accompanying consolidated balance sheets. As of May 25, 2014, there was $5.3 million of unrecognized compensation cost related to unvested performance stock units granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 1.7 years. The total fair value of performance stock units that vested in fiscal 2014 was $8.8 million.
We maintain an Employee Stock Purchase Plan to provide eligible employees who have completed one year of service (excluding senior officers subject to Section 16(b) of the Securities Exchange Act of 1934, and certain other employees who are employed less than full time or own 5 percent or more of our capital stock or that of any subsidiary) an opportunity to invest up to $5.0 thousand per calendar quarter to purchase shares of our common stock, subject to certain limitations. Under the plan, up to an aggregate of 3.6 million shares are available for purchase by employees at a purchase price that is 85.0 percent of the fair market value of our common stock on either the first or last trading day of each calendar quarter, whichever is lower. Cash received from employees pursuant to the plan during fiscal 2014, 2013 and 2012 was $7.2 million, $7.3 million and $7.2 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 - COMMITMENTS AND CONTINGENCIES
As collateral for performance on contracts and as credit guarantees to banks and insurers, we were contingently liable for guarantees of subsidiary obligations under standby letters of credit. At May 25, 2014 and May 26, 2013, we had $113.5 million and $107.0 million, respectively, of standby letters of credit related to workers’ compensation and general liabilities accrued in our consolidated financial statements. At May 25, 2014 and May 26, 2013, we had $17.8 million and $20.6 million, respectively, of standby letters of credit related to contractual operating lease obligations and other payments. All standby letters of credit are renewable annually.
At May 25, 2014 and May 26, 2013, we had $3.4 million and $4.2 million, respectively, of guarantees associated with leased properties that have been assigned to third parties. These amounts represent the maximum potential amount of future payments under the guarantees. The fair value of these potential payments discounted at our pre-tax cost of capital at May 25, 2014 and May 26, 2013, amounted to $2.7 million and $3.4 million, respectively. We did not accrue for the guarantees, as the likelihood of the third parties defaulting on the assignment agreements was deemed to be less than probable. In the event of default by a third party, the indemnity and default clauses in our assignment agreements govern our ability to recover from and pursue the third party for damages incurred as a result of its default. We do not hold any third-party assets as collateral related to these assignment agreements, except to the extent that the assignment allows us to repossess the building and personal property. These guarantees expire over their respective lease terms, which range from fiscal 2015 through fiscal 2021.
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
In September 2012, a collective action under the Fair Labor Standards Act was filed in the United States District Court for the Southern District of Florida, Alequin v. Darden Restaurants, Inc., in which named plaintiffs claim that the Company required or allowed certain employees at Olive Garden, Red Lobster, LongHorn Steakhouse, Bahama Breeze and Seasons 52  to work off the clock and required them to perform tasks unrelated to their tipped duties while taking a tip credit against their hourly rate of pay.  The plaintiffs seek an unspecified amount of alleged back wages, liquidated damages, and attorneys' fees.  In July 2013, the United States District Court for the Southern District of Florida conditionally certified a nationwide class of servers and bartenders who worked in the aforementioned restaurants at any point from September 6, 2009 through September 6, 2012.  Unlike a class action, a collective action requires potential class members to “opt in” rather than “opt out” following the issuance of a notice.  Out of the approximately 217,000 opt-in notices distributed, 20,225 were returned. In June 2014, the Company filed a motion seeking to have the class de-certified. We believe that our wage and hour policies comply with the law and that we have meritorious defenses to the substantive claims and strong defenses supporting de-certification.  An estimate of the possible loss, if any, or the range of loss cannot be made at this stage of the proceeding.
In November, 2011, a lawsuit entitled ChHab v. Darden Restaurants, Inc. was filed in the United States District Court for the Southern District of New York alleging a collective action under the Fair Labor Standards Act and a class action under the applicable New York state wage and hour statutes. The named plaintiffs claim that the Company required or allowed certain employees at The Capital Grille to work off the clock, share tips with individuals who polished silverware to assist the plaintiffs, and required the plaintiffs to perform tasks unrelated to their tipped duties while taking a tip credit against their hourly rate of pay. The plaintiffs seek an unspecified amount of alleged back wages, liquidated damages, and attorneys' fees. In September 2013, the United States District Court for the Southern District of New York conditionally certified a nationwide class for the Fair Labor Standards Act claims only of tipped employees who worked in the aforementioned restaurants at any point from November 17, 2008 through September 19, 2013. Potential class members are required to “opt in” rather than “opt out” following the issuance of a notice. Out of the approximately 3,200 opt-in notices distributed, 541 were returned. As with the Alequin matter, the Company will have an opportunity to seek to have the class de-certified and/or seek to have the case dismissed on its merits. We believe that our wage and hour policies comply with the law and that we have meritorious defenses to the substantive claims in this matter. An estimate of the possible loss, if any, or the range of loss cannot be made at this stage of the proceeding.

NOTE 20 – SUBSEQUENT EVENT
On June 18, 2014, the Board of Directors declared a cash dividend of $0.55 per share to be paid August 1, 2014 to all shareholders of record as of the close of business on July 10, 2014.

NOTE 21 - QUARTERLY DATA (UNAUDITED)
The following table summarizes unaudited quarterly data for fiscal 2014 and fiscal 2013:

	Fiscal 2014 - Quarters Ended
(in millions, except per share data)	Aug. 25	Nov. 24	Feb. 23	May 25	Total
Sales	$1,531.5	$1,485.6	$1,618.5	$1,650.1	$6,285.6
Earnings before income taxes	49.8	1.8	89.1	33.9	174.6
Earnings from continuing operations	42.2	6.0	86.6	48.4	183.2
Earnings from discontinued operations, net of tax	28.0	13.8	23.1	38.1	103.0
Net earnings	70.2	19.8	109.7	86.5	286.2
Basic net earnings per share:
Earnings from continuing operations	0.32	0.05	0.66	0.37	1.40
Earnings from discontinued operations	0.22	0.10	0.18	0.29	0.78
Net earnings	0.54	0.15	0.84	0.66	2.18
Diluted net earnings per share:
Earnings from continuing operations	0.32	0.05	0.65	0.36	1.38
Earnings from discontinued operations	0.21	0.10	0.17	0.29	0.77
Net earnings	0.53	0.15	0.82	0.65	2.15
Dividends paid per share	0.55	0.55	0.55	0.55	2.20
Stock price:
High	55.25	53.99	54.89	52.50	55.25
Low	46.62	44.78	47.05	47.83	44.78

	Fiscal 2013 - Quarters Ended
(in millions, except per share data)	Aug. 26	Nov. 25	Feb. 24	May 26	Total
Sales	$1,373.3	$1,369.3	$1,586.0	$1,592.4	$5,921.0
Earnings before income taxes	75.6	9.5	105.7	83.1	274.0
Earnings from continuing operations	62.9	7.8	88.0	78.5	237.3
Earnings from discontinued operations, net of tax	47.9	25.8	46.4	54.7	174.6
Net earnings	110.8	33.6	134.4	133.2	411.9
Basic net earnings per share:
Earnings from continuing operations	0.49	0.06	0.68	0.60	1.84
Earnings from discontinued operations	0.37	0.20	0.36	0.43	1.35
Net earnings	0.86	0.26	1.04	1.03	3.19
Diluted net earnings per share:
Earnings from continuing operations	0.48	0.06	0.67	0.59	1.80
Earnings from discontinued operations	0.37	0.20	0.35	0.42	1.33
Net earnings	0.85	0.26	1.02	1.01	3.13
Dividends paid per share	0.50	0.50	0.50	0.50	2.00
Stock price:
High	54.09	57.93	54.19	54.21	57.93
Low	48.39	50.00	44.11	44.81	44.11

Five-Year Financial Summary
Financial Review 2014
	Fiscal Year Ended
(Dollars in millions, except per share data)	May 25, 2014	May 26, 2013	May 27, 2012	May 29, 2011	May 30, 2010
Operating Results (1) Sales	$6,285.6	$5,921.0	$5,327.1	$4,980.3	$4,626.8
Costs and expenses:
Cost of sales:
Food and beverage	1,892.2	1,743.6	1,553.7	1,393.4	1,279.1
Restaurant labor	2,017.6	1,892.6	1,683.6	1,600.6	1,531.0
Restaurant expenses	1,080.7	980.4	851.0	791.9	739.5
Total cost of sales, excluding restaurant depreciation and amortization (2)	$4,990.5	$4,616.6	$4,088.3	$3,785.9	$3,549.6
Selling, general and administrative	663.5	625.4	540.1	538.9	497.9
Depreciation and amortization	304.4	278.3	241.3	218.6	205.6
Interest, net	134.3	126.0	102.1	94.0	94.1
Asset impairment, net	18.3	0.7	0.2	1.8	4.9
Total costs and expenses	$6,111.0	$5,647.0	$4,972.0	$4,639.2	$4,352.1
Earnings before income taxes	174.6	274.0	355.1	341.1	274.7
Income taxes	(8.6)	36.7	75.9	71.2	52.0
Earnings from continuing operations	$183.2	$237.3	$279.2	$269.9	$222.7
Earnings from discontinued operations, net of tax expense of $32.3, $72.7, $84.9, $96.2 and $83.1	103.0	174.6	196.3	206.4	181.8
Net earnings	$286.2	$411.9	$475.5	$476.3	$404.5
Basic net earnings per share:
Earnings from continuing operations	$1.40	$1.84	$2.15	$1.97	$1.60
Earnings from discontinued operations	$0.78	$1.35	$1.50	$1.51	$1.30
Net earnings	$2.18	$3.19	$3.65	$3.48	$2.90
Diluted net earnings per share:
Earnings from continuing operations	$1.38	$1.80	$2.10	$1.92	$1.56
Earnings from discontinued operations	$0.77	$1.33	$1.47	$1.47	$1.28
Net earnings	$2.15	$3.13	$3.57	$3.39	$2.84
Average number of common shares outstanding:
Basic	131.0	129.0	130.1	136.8	139.3
Diluted	133.2	131.6	133.2	140.3	142.4
Financial Position
Total assets	$7,100.7	$6,936.9	$5,944.2	$5,466.6	$5,276.1
Land, buildings and equipment, net	$3,381.0	$4,391.1	$3,951.3	$3,622.0	$3,403.7
Working capital (deficit)	$357.9	$(651.5)	$(1,016.5)	$(623.0)	$(519.6)
Long-term debt, less current portion	$2,481.4	$2,496.2	$1,453.7	$1,407.3	$1,408.7
Stockholders’ equity	$2,156.9	$2,059.5	$1,842.0	$1,936.2	$1,894.0
Stockholders’ equity per outstanding share	$16.30	$15.81	$14.28	$14.38	$13.47

Five-Year Financial Summary (continued)

	Fiscal Year Ended
(Dollars in millions, except per share data)	May 25, 2014	May 26, 2013	May 27, 2012	May 29, 2011	May 30, 2010
Other Statistics
Cash flows from operations (1)	$555.4	$594.4	$513.5	$591.3	$558.8
Capital expenditures (1)	$414.8	$510.1	$457.6	$397.7	$334.6
Dividends paid	$288.3	$258.2	$223.9	$175.5	$140.0
Dividends paid per share	$2.20	$2.00	$1.72	$1.28	$1.00
Advertising expense (1)	$252.3	$241.1	$215.6	$205.4	$185.0
Stock price:
High	$55.25	$57.93	$55.84	$52.12	$49.01
Low	$44.78	$44.11	$40.69	$37.08	$29.94
Close	$49.55	$52.83	$53.06	$50.92	$42.90
Number of employees	206,489	206,578	181,468	178,380	174,079
Number of restaurants (1)	1,501	1,431	1,289	1,196	1,130

(1)
Consistent with our consolidated financial statements, information has been presented on a continuing operations basis. Accordingly, the activities related to Red Lobster, two closed synergy restaurants, Smokey Bones, Rocky River Grillhouse and the nine Bahama Breeze restaurants closed or sold in fiscal 2007 and 2008 have been excluded.

(2)	Excludes restaurant depreciation and amortization of $282.3 million, $257.5 million, $219.3 million, $197.5 million and $188.3 million, respectively.