Form 10-K, Exhibit 13
period 2015-05-31
DARDEN RESTAURANTS INC
filed 2015-07-24
CIK 940944

Exhibit 13
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This discussion and analysis below for Darden Restaurants, Inc. (Darden, the Company, we, us or our) should be read in conjunction with our consolidated financial statements and related financial statement notes found elsewhere in this report. We operate on a 52/53 week fiscal year, which ends on the last Sunday in May, which for fiscal 2015 was May 31, 2015. Accordingly, fiscal 2015 consisted of 53 weeks of operation. Fiscal 2014 and 2013, which ended May 25, 2014 and May 26, 2013, respectively, each consisted of 52 weeks of operation.
OVERVIEW OF OPERATIONS
Our business operates in the full-service dining segment of the restaurant industry. At May 31, 2015, we operated 1,534 restaurants through subsidiaries in the United States and Canada under the Olive Garden®, LongHorn Steakhouse®, The Capital Grille®, Yard House®, Bahama Breeze®, Seasons 52®, and Eddie V's Prime Seafood® and Wildfish Seafood Grille® (collectively, Eddie V's) trademarks. We own and operate all of our restaurants in the United States and Canada, except for three restaurants located in Central Florida and three restaurants in California that are owned jointly by us and third parties, and managed by us, one franchised restaurant in Atlanta, one franchised restaurant in Detroit and eight franchised restaurants in Puerto Rico. We also have area development and franchise agreements with unaffiliated operators to develop and operate our brands in Asia, the Middle East and Latin America. Pursuant to these agreements, as of May 31, 2015, 24 franchised restaurants were in operation in the Middle East, Mexico, Brazil, Peru, El Salvador and Malaysia. All significant inter-company balances and transactions have been eliminated in consolidation.

On May 15, 2014, we entered into an agreement to sell Red Lobster and certain related assets and associated liabilities. On July 28, 2014, we closed on the sale of 705 Red Lobster restaurants; however, as of May 31, 2015, 9 of the properties remain subject to landlord consents and satisfaction of other contractual requirements. The remaining consents and contractual requirements are expected to be satisfied within the next six months. Therefore, the assets of these remaining restaurants continue to be classified as held for sale on our consolidated balance sheet and recognition of the gain on the related proceeds was deferred. As of May 31, 2015, we had received $2.08 billion in cash proceeds, net of transaction-related costs of approximately $29.3 million. During fiscal 2015, we recognized a pre-tax gain on the sale of Red Lobster of $837.0 million, which is included in earnings from discontinued operations in our consolidated statement of earnings. Additionally, in the fourth quarter of fiscal 2014, in connection with the expected sale of Red Lobster, we closed two of the six restaurants that housed both a Red Lobster and an Olive Garden in the same building (synergy restaurants). In the first quarter of fiscal 2015, we completed the conversion of the four remaining company-owned synergy restaurants to stand-alone Olive Garden restaurants. See Note 2 to our consolidated financial statements in Part II, Item 8 of this report, incorporated herein by reference.

We believe that capable operators of strong, multi-unit brands have the opportunity to increase their share of the restaurant industry’s full-service segment. Generally, the restaurant industry is considered to be comprised of three segments: quick service, fast casual, and full service. All of our restaurants fall within the full-service segment, which is highly fragmented and includes many independent operators and small chains.  We believe we have strong brands, and that the breadth and depth of our experience and expertise sets us apart in the full-service segment of the restaurant industry. This collective capability is the product of investments over many years in areas that are critical to success in our business, including restaurant operations excellence, brand management excellence, supply chain, talent management and information technology, among other things.

With a focus on growing same restaurant sales, we’ve implemented a “Back-to-Basics” approach rooted in strong operating fundamentals.  We’re focused on improving culinary innovation and execution inside each of our brands, delivering attentive service to each and every one of our guests, and creating an inviting and engaging atmosphere inside our restaurants.  We support these priorities with smart and relevant integrated marketing programs that resonate with our guests.  By delivering on these operational and brand building imperatives, we expect to increase our market share through same-restaurant sales growth and deliver best-in-class profitability.

The Darden support structure enables our brands to achieve their ultimate potential by: 1) driving advantages in supply chain and general and administrative support; 2) applying insights collected from our significant guest and transactional databases to enhance guest relationships and identify new opportunities to drive sales growth; and 3) relentlessly driving operating efficiencies and continuous improvement, operating with a sense of urgency and inspiring a performance-driven culture.
We seek to increase profits by leveraging our fixed and semi-fixed costs with sales from new restaurants and increased guest traffic and sales at existing restaurants. To evaluate our operations and assess our financial performance, we monitor a number of operating measures, with a special focus on two key factors:

•
Same-restaurant sales – which is a year-over-year 52-week comparison of each period’s sales volumes for restaurants open at least 16 months, including recently acquired restaurants, regardless of when the restaurants were acquired; and

•	Restaurant-level earnings – which is restaurant sales, less food and beverage costs, restaurant labor costs, restaurant expenses and marketing expenses.
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
Fiscal 2015 Financial Highlights
Our sales from continuing operations were $6.76 billion in fiscal 2015 compared to $6.29 billion in fiscal 2014. The 7.6 percent increase in sales from continuing operations was driven by the addition of 33 net new company-owned restaurants and a combined Darden same-restaurant sales increase of a 2.4 percent on a 52-week basis. Excluding the impact of the 53rd week in fiscal 2015, sales from continuing operations increased approximately 5.6 percent.
Net earnings from continuing operations for fiscal 2015 were $196.4 million ($1.51 per diluted share) compared with net earnings from continuing operations for fiscal 2014 of $183.2 million ($1.38 per diluted share). Net earnings from continuing operations for fiscal 2015 increased 7.2 percent and diluted net earnings per share from continuing operations increased 9.4 percent compared with fiscal 2014. Excluding the impact of the 53rd week in fiscal 2015, diluted net earnings per share from continuing operations increased approximately 4.3 percent.
Our net earnings from discontinued operations were $513.1 million ($3.96 per diluted share) for fiscal 2015, compared with net earnings from discontinued operations of $103.0 million ($0.77 per diluted share) for fiscal 2014. When combined with results from continuing operations, our diluted net earnings per share were $5.47 and $2.15 for fiscal 2015 and 2014, respectively.
Proposed REIT Transaction
On June 23, 2015, our Board of Directors announced approval of a strategic real estate plan to pursue transfer of approximately 430 of our owned restaurant properties into a real estate investment trust (REIT), with substantially all of the REIT’s initial assets being leased back to Darden. We expect to complete the REIT transaction during fiscal 2016. The REIT supplements the previously announced sale-leaseback transactions of approximately 75 restaurant properties and our corporate headquarters that were listed during the fourth quarter of fiscal 2015. We expect to utilize the proceeds generated from these transactions to pay down our long-term debt. We have conducted substantial analysis of the feasibility of implementing a REIT transaction, however, a significant amount of work remains and there can be no assurance we will be able to successfully complete the transaction and establish a REIT. See the subsection entitled "Liquidity and Capital Resources" for further details.
Outlook
We expect combined Darden same-restaurant sales increase in fiscal 2016 to range between 2.0 and 2.5 percent, with an increase in Olive Garden same-restaurant sales between 1.5 percent and 2.5 percent, an increase in LongHorn Steakhouse same-restaurant sales between 2.5 percent and 3.5 percent, and a blended same-restaurant sales increase for The Capital Grille, Bahama Breeze, Seasons 52, Eddie V's and Yard House of approximately 3.0 percent. Based on fiscal 2015 sales of $6.76 billion, we expect fiscal 2016 sales from continuing operations to increase between 2.0 percent and 2.5 percent. We expect diluted net earnings per share from continuing operations for fiscal 2016 to be above fiscal 2015 by between 20.0 percent and 25.0 percent, excluding the impacts of the contemplated real estate transactions. In fiscal 2016, we expect to add approximately 18 - 22 new restaurants, and we expect capital expenditures incurred to build new restaurants and remodel and maintain existing restaurants to be between $230.0 million and $255.0 million.
In June 2015, we announced a quarterly dividend of $0.55 per share, payable on August 3, 2015. Based on the $0.55 quarterly dividend declaration, our expected annual dividend is $2.20 per share, which is consistent with our fiscal 2015 annual dividend.

Dividends are subject to the approval of our Board of Directors and, accordingly, the timing and amount of our dividends are subject to change.
There are significant risks and challenges that could impact our operations and ability to increase sales and earnings. The restaurant industry is intensely competitive and sensitive to economic cycles and other business factors, including changes in consumer tastes and dietary habits. Other risks and uncertainties are discussed and referenced in the subsection below entitled “Forward-Looking Statements.”

RESULTS OF OPERATIONS FOR FISCAL 2015, 2014 AND 2013
To facilitate review of our results of operations, the following table sets forth our financial results for the periods indicated. All information is derived from the consolidated statements of earnings for the fiscal years ended May 31, 2015, May 25, 2014 and May 26, 2013. This information and the following analysis have been presented with the results of operations, costs incurred in connection with the sale and related gain on the sale of Red Lobster and results for the two closed company-owned synergy restaurants classified as discontinued operations for all periods presented.

				Percent Change
	May 31, 2015	May 25, 2014	May 26, 2013	2015 vs 2014	2014 vs 2013
Sales	$6,764.0	$6,285.6	$5,921.0	7.6%	6.2%
Costs and expenses:
Food and beverage	2,085.1	1,892.2	1,743.6	10.2%	8.5%
Restaurant labor	2,135.6	2,017.6	1,892.6	5.8%	6.6%
Restaurant expenses	1,120.8	1,080.7	980.4	3.7%	10.2%
Marketing expenses	243.3	252.3	241.1	(3.6)%	4.6%
General and administrative expenses	430.2	413.1	384.1	4.1%	7.6%
Depreciation and amortization	319.3	304.4	278.3	4.9%	9.4%
Impairments and disposal of assets, net	62.1	16.4	0.9	278.7%	NM
Total operating costs and expenses	$6,396.4	$5,976.7	$5,521.0	7.0%	8.3%
Operating income	367.6	308.9	400.0	19.0%	(22.8)%
Interest, net	192.3	134.3	126.0	43.2%	6.6%
Earnings before income taxes	175.3	174.6	274.0	0.4%	(36.3)%
Income tax (benefit) expense (1)	(21.1)	(8.6)	36.7	145.3%	(123.4)%
Earnings from continuing operations	$196.4	$183.2	$237.3	7.2%	(22.8)%
Earnings from discontinued operations, net of tax	513.1	103.0	174.6	398.2%	(41.0)%
Net earnings	$709.5	$286.2	$411.9	147.9%	(30.5)%

(1) Effective tax rate	(12.0)%	(4.9)%	13.4%

The following table details the number of company-owned restaurants currently reported in continuing operations, compared with the number open at the end of fiscal 2014 and the end of fiscal 2013.

	May 31, 2015	May 25, 2014	May 26, 2013
Olive Garden (1)	846	837	828
LongHorn Steakhouse	480	464	430
The Capital Grille	54	54	49
Bahama Breeze	36	37	33
Seasons 52	43	38	31
Eddie V's	16	15	12
Yard House	59	52	44
Other (2)	—	4	4
Total	1,534	1,501	1,431

(1)	Includes six locations in Canada for all periods presented.

(2)
Represents company-owned synergy restaurants in operation. We completed the conversion of all remaining synergy restaurants into stand-alone Olive Garden restaurants during the first quarter of fiscal 2015.

SALES
The following table presents our sales and U.S. same-restaurant sales (SRS) by brand for the periods indicated.

	Fiscal Years			Percent Change		SRS (1)
(in millions)	2015	2014	2013	2015 vs 2014	2014 vs 2013	2015 vs 2014	2014 vs 2013
Olive Garden	$3,789.6	$3,643.1	$3,684.8	4.0%	(1.1)%	1.3%	(3.4)%
LongHorn Steakhouse	$1,544.7	$1,383.9	$1,231.2	11.6%	12.4%	4.4%	2.7%
Yard House	$469.9	$395.4	$258.3	18.8%	53.1%	3.8%	0.3%
The Capital Grille	$403.3	$363.2	$331.5	11.0%	9.6%	4.8%	3.4%
Bahama Breeze	$209.2	$201.5	$173.7	3.8%	16.0%	1.8%	4.1%
Seasons 52	$238.6	$196.3	$158.0	21.5%	24.2%	2.3%	(2.2)%
Eddie V's	$96.9	$78.4	$64.9	23.6%	20.8%	5.4%	1.1%

(1)	Same-restaurant sales is a year-over-year comparison of each period’s sales volumes for a 52-week year and is limited to restaurants open at least 16 months.
The following table presents our average annual sales per restaurant for the periods indicated. Average annual sales are calculated as net sales divided by total restaurant operating weeks multiplied by 52 weeks.

(in millions)	May 31, 2015	May 25, 2014	May 26, 2013
Olive Garden	$4.4	$4.4	$4.6
LongHorn Steakhouse	$3.2	$3.1	$3.0
The Capital Grille	$7.2	$7.1	$7.0
Bahama Breeze	$5.7	$5.6	$5.5
Seasons 52	$5.7	$5.7	$6.2
Eddie V's	$6.3	$6.0	$5.8
Yard House	$8.3	$8.2	$8.2
Olive Garden’s sales increase for fiscal 2015 was driven by revenue from nine net new restaurants combined with a U.S. same-restaurant sales increase and the impact of the 53rd week. The increase in U.S. same-restaurant sales in fiscal 2015 resulted from a 2.9 percent increase in average check partially offset by a 1.6 percent decrease in same-restaurant guest counts. Olive Garden’s sales decrease for fiscal 2014 was driven by a U.S. same-restaurant sales decrease partially offset by revenue from nine net new restaurants. The decrease in U.S. same-restaurant sales in fiscal 2014 resulted from a 4.2 percent decrease in same-restaurant guest counts partially offset by a 0.8 percent increase in average check.

LongHorn Steakhouse’s sales increase for fiscal 2015 was driven by revenue from 16 net new restaurants combined with a same-restaurant sales increase and the impact of the 53rd week. The increase in same-restaurant sales in fiscal 2015 resulted from a 0.8 percent increase in same-restaurant guest counts combined with a 3.6 percent increase in average check. LongHorn Steakhouse’s sales increase for fiscal 2014 was driven by revenue from 34 net new restaurants combined with same-restaurant sales increases. The increase in same-restaurant sales in fiscal 2014 resulted from a 0.3 percent increase in same-restaurant guest counts combined with a 2.4 percent increase in average check.

In total, The Capital Grille, Bahama Breeze, Seasons 52, Eddie V's and Yard House generated sales of $1.42 billion and $1.23 billion in fiscal 2015 and 2014, which were 14.8 percent and 25.2 percent above fiscal 2014 and fiscal 2013, respectively. The sales increases for fiscal 2015 were primarily driven by the incremental sales from 12 net new restaurants since the end of fiscal 2014 and the impact of the 53rd week. The sales increases for fiscal 2014 were primarily driven by incremental sales from 27 net new restaurants since the end of fiscal 2013. Sales growth also reflected same-restaurant sales increases at all five brands in fiscal 2015, and increases at all brands, except Seasons 52, in fiscal 2014.
COSTS AND EXPENSES
The following table sets forth selected operating data as a percent of sales from continuing operations for the fiscal years ended May 31, 2015, May 25, 2014 and May 26, 2013. This information is derived from the consolidated statements of earnings found elsewhere in this report. Additionally, this information and the following analysis have been presented with the results of operations, costs incurred in connection with the sale of Red Lobster and the closure of two company-owned synergy restaurants classified as discontinued operations for all periods presented.

	Fiscal Years
	2015	2014	2013
Sales	100.0%	100.0%	100.0%
Costs and expenses:
Food and beverage	30.8	30.1	29.4
Restaurant labor	31.6	32.1	32.0
Restaurant expenses	16.6	17.2	16.6
Marketing expenses	3.6	4.0	4.1
General and administrative expenses	6.4	6.6	6.5
Depreciation and amortization	4.7	4.8	4.7
Impairments and disposal of assets, net	0.9	0.3	—
Total operating costs and expenses	94.6%	95.1%	93.3%
Operating income	5.4	4.9	6.7
Interest, net	2.8	2.1	2.1
Earnings before income taxes	2.6	2.8	4.6
Income tax (benefit) expense	(0.3)	(0.1)	0.6
Earnings from continuing operations	2.9	2.9	4.0
Earnings from discontinued operations, net of taxes	7.6	1.7	3.0
Net earnings	10.5%	4.6%	7.0%

Total operating costs and expenses from continuing operations were $6.40 billion in fiscal 2015, $5.98 billion in fiscal 2014 and $5.52 billion in fiscal 2013. As a percent of sales, total costs and expenses from continuing operations were 94.6 percent in fiscal 2015, 95.1 percent in fiscal 2014 and 93.3 percent in fiscal 2013.

Fiscal 2015 Compared to Fiscal 2014:

•
Food and beverage costs increased as percent of sales as a result of food cost inflation, primarily dairy and beef, and increased costs for promotional items, partially offset by pricing and favorable menu mix.

•	Restaurant labor costs decreased as a percent of sales primarily as a result of sales leverage.

•
Restaurant expenses (which include utilities, repairs and maintenance, credit card, lease, property tax, workers’ compensation, new restaurant pre-opening, rent expense and other restaurant-level operating expenses) decreased as a percent of sales, primarily as a result of sales leverage and lower new restaurant pre-opening expenses.

•	Marketing expenses decreased as a percent of sales, primarily as a result of sales leverage and reduced media costs.

•
General and administrative expenses decreased as a percent of sales, primarily as a result of sales leverage and support cost savings net of costs related to implementation of the strategic action plan.

•	Depreciation and amortization expense as a percent of sales decreased primarily due to lower net new restaurants and remodel activities as compared to the prior year.

•	Net interest expense increased as a percent of sales primarily due to $91.3 million of debt breakage costs related to the retirement of $1.01 billion in principal of long-term debt.

Fiscal 2014 Compared to Fiscal 2013:

•	Food and beverage costs increased as percent of sales primarily as a result of food cost inflation partially offset by pricing.

•	Restaurant labor costs increased as a percent of sales primarily as a result of wage-rate inflation and decreased labor efficiency, partially offset by sales leverage.

•
Restaurant expenses (which include utilities, repairs and maintenance, credit card, lease, property tax, workers’ compensation, new restaurant pre-opening, rent expense and other restaurant-level operating expenses) increased as a percent of sales, primarily due to an increase in rent expense and higher repairs and maintenance expenses.

•	Marketing expenses decreased as a percent of sales, primarily as a result of sales leverage.

•
General and administrative expenses increased as a percent of sales primarily as a result of the costs related to implementation of the strategic action plan and workforce reductions, partially offset by sales leverage.

•	Depreciation and amortization expense as a percent of sales increased primarily due to an increase in depreciable assets related to new restaurants and remodel activities.

•	Net interest expense as a percent of sales was essentially flat.
INCOME TAXES
The effective income tax rates for fiscal 2015, 2014 and 2013 for continuing operations were (12.0) percent, (4.9) percent and 13.4 percent, respectively. Our effective tax rate from continuing operations was negative in both fiscal 2015 and fiscal 2014 primarily due to the impact of certain tax credits on lower earnings before income taxes. The decrease in our effective tax rate for fiscal 2015 compared to fiscal 2014 is primarily attributable to the impact of the favorable resolution of prior-year tax matters. The decrease in our effective rate for fiscal 2014 compared to fiscal 2013 is primarily due to an increase in the impact of certain tax credits on lower earnings before income taxes and a favorable adjustment related to the deduction of ESOP dividends for the current and prior years, partially offset by the impact of market-driven changes in the value of our trust-owned life insurance that are excluded for tax purposes.
The effective income tax rates for fiscal 2015, 2014 and 2013 for discontinued operations were 40.2 percent, 23.9 percent and 29.4 percent, respectively. The increase in the effective rate for fiscal 2015 compared to fiscal 2014 was driven by the gain on the sale of Red Lobster of $837.0 million, which is included in earnings from discontinued operations in our consolidated statement of earnings. The decrease in the effective rate for fiscal 2014 compared to fiscal 2013 is primarily due to an increase in the impact of certain tax credits on lower earnings before income taxes.
NET EARNINGS AND NET EARNINGS PER SHARE FROM CONTINUING OPERATIONS
Net earnings from continuing operations for fiscal 2015 were $196.4 million ($1.51 per diluted share) compared with net earnings from continuing operations for fiscal 2014 of $183.2 million ($1.38 per diluted share) and net earnings from continuing operations for fiscal 2013 of $237.3 million ($1.80 per diluted share).
Net earnings from continuing operations for fiscal 2015 increased 7.2 percent and diluted net earnings per share from continuing operations increased 9.4 percent compared with fiscal 2014, primarily due to increased sales and a lower effective income tax rate and lower restaurant labor expenses, restaurant expenses and marketing expenses as a percent of sales, partially offset by higher food and beverage costs, general and administrative expenses and impairments and disposal of assets, net as a percent of sales. Our diluted net earnings per share from continuing operations for fiscal 2015 were adversely impacted by approximately $1.10, comprised of

•	Approximately $0.42 due to debt breakage costs related to the retirement of $1.01 billion in principal of long-term debt;

•	Approximately $0.33 due to corporate and restaurant-related asset impairments and impairment of assets (net of related tax benefits) associated with our lobster aquaculture project;

•	Approximately $0.20 due to severance and other costs associated with the support expense reduction efforts announced in the second quarter; and

•	Approximately $0.15 due to legal, financial advisory and other costs related to strategic action plan costs and associated actions in the proxy contest.
Net earnings from continuing operations for fiscal 2014 decreased 22.8 percent and diluted net earnings per share from continuing operations decreased 23.3 percent compared with fiscal 2013 primarily due to higher food and beverage costs and restaurant expenses as a percent of sales, partially offset by increased sales and a lower effective income tax rate. Our diluted net earnings per share from continuing operations for fiscal 2014 were adversely impacted by approximately $0.23, comprised of:

•	Approximately $0.10 due to legal, financial advisory and other costs related to implementation of the strategic action plan announced in December 2013;

•	Approximately $0.08 due to asset impairment charges; and

•	Approximately $0.05 due to costs associated with our September 2013 workforce reduction.
EARNINGS FROM DISCONTINUED OPERATIONS
On an after-tax basis, earnings from discontinued operations for fiscal 2015 were $513.1 million ($3.96 per diluted share) compared with earnings from discontinued operations for fiscal 2014 of $103.0 million ($0.77 per diluted share) and fiscal 2013 of $174.6 million ($1.33 per diluted share). In fiscal 2015, we recorded a pre-tax gain of $837.0 million on the sale of Red Lobster as described above. The decrease in earnings from discontinued operations in fiscal 2014 was primarily driven by a decrease in sales and overall performance at Red Lobster in addition to separation-related costs (approximately $0.10 per diluted share) and impairments recorded for the two closed company-owned synergy locations (approximately $0.04 per diluted share).
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
IMPACT OF INFLATION
We attempt to minimize the annual effects of inflation through appropriate planning, operating practices and menu price increases. We experienced higher than normal inflationary costs during fiscal 2015 and fiscal 2014 and were able to partially reduce the annual impact utilizing these strategies. We do not believe inflation had a significant overall effect on our annual results of operations during fiscal 2013.
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
Land, Buildings and Equipment, Net
Land, buildings and equipment are recorded at cost less accumulated depreciation. Building components are depreciated over estimated useful lives ranging from 7 to 40 years using the straight-line method. Leasehold improvements, which are reflected on our consolidated balance sheets as a component of buildings in land, buildings and equipment, net, are amortized over the lesser of the expected lease term, including cancelable option periods, or the estimated useful lives of the related assets using the straight-line method. Equipment is depreciated over estimated useful lives ranging from 2 to 15 years, also using the straight-line method.

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

Leases
We are obligated under various lease agreements for certain restaurants. For operating leases, we recognize rent expense on a straight-line basis over the expected lease term, including option periods as described below. Capital leases are recorded as an asset and an obligation at an amount equal to the present value of the minimum lease payments during the lease term. Sale leasebacks are transactions through which we sell assets (such as restaurant properties) at fair value and subsequently lease them back. The resulting leases generally qualify and are accounted for as operating leases. Financing leases are generally the product of a failed sale-leaseback transaction and result in retention of the "sold" assets within land, building and equipment with a financing lease obligation equal to the amount of proceeds received recorded as a component of other liabilities on our consolidated balance sheets.
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
Impairment or Disposal of Long-Lived Assets
Land, buildings and equipment and certain other assets, including definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the assets. Identifiable cash flows are measured at the lowest level for which they are largely independent of the cash flows of other groups of assets and liabilities, generally at the restaurant level. If these assets are determined to be impaired, the amount of impairment recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Fair value is generally determined by appraisals or sales prices of comparable assets. Restaurant sites and certain other assets to be disposed of are reported at the lower of their carrying amount or fair value, less estimated costs to sell. Restaurant sites and certain other assets to be disposed of are included in assets held for sale when certain criteria are met. These criteria include the requirement that the likelihood of disposing of these assets within one year is probable. Assets whose disposal is not probable within one year remain in land, buildings and equipment until their disposal within one year is probable. Disposals of assets that have a major effect on our operations and financial results or that represent a strategic shift in our operating businesses are reviewed to determine whether those assets would also meet the requirements to be reported as discontinued operations.

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
The judgments we make related to the expected useful lives of long-lived assets and our ability to realize undiscounted cash flows in excess of the carrying amounts of these assets are affected by factors such as the ongoing maintenance and improvements of the assets, changes in economic conditions, changes in usage or operating performance, desirability of the restaurant sites and other factors, such as our ability to sell our assets held for sale. As we assess the ongoing expected cash flows and carrying amounts of our long-lived assets, significant adverse changes in these factors could cause us to realize a material impairment loss. During fiscal 2015, 2014 and 2013 we recognized long-lived asset impairment and disposal charges of $62.1 million ($40.3 million net of tax), $16.4 million ($10.1 million net of tax) and $0.9 million ($0.6 million net of tax), respectively. Impairment charges resulted primarily from the carrying value of restaurant assets exceeding the estimated fair market value, which is based on projected cash flows. These costs are included in impairments and disposal of assets, net as a component of earnings from continuing operations in the accompanying consolidated statements of earnings for fiscal 2015, 2014 and 2013. Impairment charges were measured based on the amount by which the carrying amount of these assets exceeded their fair value.
Valuation and Recoverability of Goodwill and Trademarks
We review our goodwill and trademarks for impairment annually, as of the first day of our fiscal fourth quarter, or more frequently if indicators of impairment exist. Goodwill and trademarks are not subject to amortization and have been assigned to reporting units for purposes of impairment testing. The reporting units are our restaurant brands. At May 31, 2015 and May 25, 2014, we had goodwill of $872.4 million and $872.5 million, respectively. We had trademarks of $574.6 million at May 31, 2015 and May 25, 2014.
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

Consistent with our accounting policy for goodwill and trademarks, we performed our annual impairment test of our goodwill and trademarks as of the first day of our fiscal fourth quarter. As of the beginning of our fiscal fourth quarter, we had seven reporting units, five of which had goodwill: Olive Garden, LongHorn Steakhouse, The Capital Grille, Eddie V's, and Yard House. As part of our process for performing the step one impairment test of goodwill, we estimated the fair value of our reporting units utilizing the income and market approaches described above to derive an enterprise value of the Company. We reconciled the enterprise value to our overall estimated market capitalization. The estimated market capitalization considers recent trends in our market capitalization and an expected control premium, based on comparable recent and historical transactions. Based on the results of the step one impairment test, no impairment of goodwill was indicated.
Given the significance of goodwill relative to the size of the LongHorn Steakhouse ($49.3 million), The Capital Grille ($401.7 million), Eddie V's ($22.0 million) and Yard House ($369.2 million) reporting units, we also performed sensitivity analyses on our estimated fair value of these reporting units using the income approach. A key assumption in our fair value estimate is the weighted-average cost of capital utilized for discounting our cash flow estimates in our income approach. We selected a weighted-average cost of capital of 10.5 percent for LongHorn Steakhouse and The Capital Grille, 16.0 percent for Eddie V's and 13.5 percent for Yard House. A 100 basis point increase in the weighted-average cost of capital would decrease the estimated fair value by approximately $458.9 million, $64.8 million, $32.1 million and $160.9 million for LongHorn Steakhouse, The Capital Grille, Eddie V's and Yard House, respectively. The estimated fair values of LongHorn Steakhouse, The Capital Grille, Eddie V's and Yard House exceeded their carrying values by approximately 160 percent, 23 percent, 101 percent and 34 percent, respectively.
The fair value of trademarks are estimated and compared to the carrying value. We estimate the fair value of trademarks using the relief-from-royalty method, which requires assumptions related to projected sales from our annual long-range plan; assumed royalty rates that could be payable if we did not own the trademarks; and a discount rate. We recognize an impairment loss when the estimated fair value of the trademarks is less than the carrying value. We completed our impairment test and concluded as of the date of the test, there was no impairment of the trademarks for LongHorn Steakhouse, The Capital Grille, Eddie V's and Yard House. The estimated fair value of LongHorn Steakhouse's trademark exceeded its carrying value of $307.8 million by approximately 103 percent. The estimated fair value of The Capital Grille's trademark exceeded its carrying value of $147.0 million by approximately 22 percent. The estimated fair value of Eddie V's trademark exceeded its carrying value of $10.5 million by approximately 238 percent. The estimated fair value of Yard House trademark exceeded its carrying value of $109.3 million by approximately 68 percent. A key assumption in our fair value estimate is the discount rate utilized in the relief-from-royalty method. We selected a discount rate of 11.5 percent for LongHorn Steakhouse and The Capital Grille, 17.0 percent for Eddie V's and 14.5 percent for Yard House. A 100 basis point increase in the discount rate would decrease the estimated fair value by approximately $69.3 million, $20.2 million, $3.3 million and $17.3 million for LongHorn Steakhouse, The Capital Grille, Eddie V's and Yard House, respectively.
We determined that there was no goodwill or trademark impairment as of the first day of our fiscal 2015 fourth quarter and no additional indicators of impairment were identified through the end of our fiscal fourth quarter that would require us to test further for impairment. However, declines in our market capitalization (reflected in our stock price) as well as in the market capitalization of other companies in the restaurant industry, declines in sales at our restaurants, and significant adverse changes in the operating environment for the restaurant industry may result in a future impairment loss.
Changes in circumstances, existing at the measurement date or at other times in the future, or in the numerous estimates associated with management’s judgments and assumptions made in assessing the fair value of our goodwill, could result in an impairment loss of a portion or all of our goodwill or trademarks. If we recorded an impairment loss, our financial position and results of operations would be adversely affected and our leverage ratio for purposes of our credit agreement would increase. A leverage ratio exceeding the maximum permitted under our credit agreement would be a default under our credit agreement. At May 31, 2015, a write-down of goodwill, other indefinite-lived intangible assets, or any other assets in excess of approximately $1.4 billion would have been required to cause our leverage ratio to exceed the permitted maximum. As our leverage ratio is determined on a quarterly basis and due to the seasonal nature of our business, a lesser amount of impairment in future quarters could cause our leverage ratio to exceed the permitted maximum.
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
Unearned Revenues
Unearned revenues represent our liability for gift cards that have been sold but not yet redeemed. We recognize sales from our gift cards when the gift card is redeemed by the customer. Although there are no expiration dates or dormancy fees for our gift cards, based on our analysis of our historical gift card redemption patterns, we can reasonably estimate the amount of gift cards for which redemption is remote, which is referred to as “breakage.” We recognize breakage within sales for unused gift card amounts in proportion to actual gift card redemptions, which is also referred to as the “redemption recognition” method. The estimated value of gift cards expected to remain unused is recognized over the expected period of redemption as the remaining gift card values are redeemed, generally over a period of 10 years. Utilizing this method, we estimate both the amount of breakage and the time period of redemption. If actual redemption patterns vary from our estimates, actual gift card breakage income may differ from the amounts recorded. We update our estimates of our redemption period and our breakage rate periodically and apply that rate to gift card redemptions. Changing our breakage-rate assumption on unredeemed gift cards by 25 basis points would result in an adjustment in our unearned revenues of approximately $17.0 million.
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
We provide for federal and state income taxes currently payable as well as for those deferred because of temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Federal income tax credits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. Interest recognized on reserves for uncertain tax positions is included in interest, net in our consolidated statements of earnings. A corresponding liability for accrued interest is included as a component of other current liabilities on our consolidated balance sheets. Penalties, when incurred, are recognized in general and administrative expenses.
We base our estimates on the best available information at the time that we prepare the provision. We generally file our annual income tax returns several months after our fiscal year end. For U.S. federal income tax purposes, we participate in the Internal Revenue Service's (IRS) Compliance Assurance Process (CAP) whereby our U.S. federal income tax returns are reviewed by the IRS both prior to and after their filing. Income tax returns are subject to audit by state and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws. The major jurisdictions in which the Company files income tax returns include the U.S. federal jurisdiction, Canada, and all states in the U.S. that have an income tax. With a few exceptions, the Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before fiscal 2014, and state and local, or non-U.S. income tax examinations by tax authorities for years before fiscal 2011.

Included in the balance of unrecognized tax benefits at May 31, 2015 is $0.7 million related to tax positions for which it is reasonably possible that the total amounts could change during the next 12 months based on the outcome of examinations. The $0.7 million relates to items that would impact our effective income tax rate.
LIQUIDITY AND CAPITAL RESOURCES

Cash flows generated from operating activities are our principal source of liquidity, which we use to fund the construction of new restaurants and to remodel and maintain existing restaurants, to pay dividends to our shareholders and to repurchase shares of our common stock. Since substantially all of our sales are for cash and cash equivalents, and accounts payable are generally due in 5 to 30 days, we are able to carry current liabilities in excess of current assets. In addition to cash flows from operations, we use a combination of long-term and short-term borrowings to fund our capital needs.

We currently manage our business and financial ratios to maintain an investment grade bond rating, which has historically allowed flexible access to financing at reasonable costs. Currently, our publicly issued long-term debt carries “Ba1” (Moody’s Investors Service), “BBB-” (Standard & Poor’s) and “BBB-” (Fitch) ratings. Our commercial paper has ratings of “NP” (Moody’s Investors Service), “A-3” (Standard & Poor’s) and “F-3” (Fitch). These ratings are as of the date of the filing of this annual report and have been obtained with the understanding that Moody’s Investors Service, Standard & Poor’s and Fitch will continue to monitor our credit and make future adjustments to these ratings to the extent warranted. The ratings are not a recommendation to buy, sell or hold our securities, may be changed, superseded or withdrawn at any time and should be evaluated independently of any other rating.
We maintain a $750.0 million revolving Credit Agreement (Revolving Credit Agreement), with Bank of America, N.A. (BOA) as administrative agent, and the lenders and other agents party thereto. The Revolving Credit Agreement is a senior unsecured credit commitment to the Company and contains customary representations and affirmative and negative covenants (including limitations on liens and subsidiary debt and a maximum consolidated lease adjusted total debt to total capitalization ratio of 0.75 to 1.00) and events of default usual for credit facilities of this type. As of May 31, 2015, we were in compliance with all covenants under the Revolving Credit Agreement.
The Revolving Credit Agreement matures on October 24, 2018 and the proceeds may be used for commercial paper back-up, working capital and capital expenditures, the refinancing of certain indebtedness, certain acquisitions and general corporate purposes. Loans under the Revolving Credit Agreement bear interest at a rate of LIBOR plus a margin determined by reference to a ratings-based pricing grid (Applicable Margin), or the base rate (which is defined as the highest of the BOA prime rate, the Federal Funds rate plus 0.500 percent, and the Eurocurrency Rate plus 1.00 percent) plus the Applicable Margin. Assuming a “BBB-” equivalent credit rating level, the Applicable Margin under the Revolving Credit Agreement will be 1.300 percent for LIBOR loans and 0.300 percent for base rate loans. As of May 31, 2015, we had no outstanding balances under the Revolving Credit Agreement.
During fiscal 2015, primarily utilizing proceeds from the sale of Red Lobster, we retired approximately $1.01 billion aggregate principal of long-term debt, comprised of $278.1 million aggregate principal of our 4.500 percent senior notes due 2021, $338.9 million aggregate principal of our 3.350 percent senior notes due 2022, $80.0 million aggregate principal amount of our 3.790 percent senior notes due 2019, $210.0 million aggregate principal amount of our 4.520 percent senior notes due 2024 and $100.0 million aggregate principal amount of our outstanding 7.125 percent debentures due 2016.
In fiscal 2015, we recorded approximately $91.3 million of expenses associated with the retirement. These expenses included cash components for repurchase premiums and make-whole amounts of approximately $44.0 million and non-cash charges associated with hedge and loan cost write-offs of approximately $47.3 million. These amounts were recorded in interest, net in our consolidated statements of earnings.
At May 31, 2015, our long-term debt consisted principally of:

•	$270.0 million unsecured, variable-rate, amortizing term loan, maturing in August 2017;

•	$500.0 million of unsecured 6.200 percent senior notes due in October 2017;

•	$121.9 million of unsecured 4.500 percent senior notes due in October 2021;

•	$111.1 million of unsecured 3.350 percent senior notes due in November 2022;

•	$10.0 million of unsecured 4.520 percent senior notes due in August 2024;

•	$150.0 million of unsecured 6.000 percent senior notes due in August 2035; and

•	$300.0 million of unsecured 6.800 percent senior notes due in October 2037.
We also have $15.0 million included in current liabilities as current portion of long-term debt associated with the term loan, which reflects the annual principal amortization payment due in August 2015.
The interest rates on our $500.0 million 6.200 percent senior notes due October 2017 and $300.0 million 6.800 percent senior notes due October 2037 are subject to adjustment from time to time if the debt rating assigned to such series of notes is downgraded below a certain rating level (or subsequently upgraded). The maximum adjustment is 2.000 percent above the initial interest rate and the interest rate cannot be reduced below the initial interest rate. In October 2014, Moody's Investor Service downgraded our senior unsecured ratings to "Ba1" from "Baa3" resulting in an increase of 0.250 percent in the interest rates on our senior notes due in October 2017 and October 2037, effective as of the first day of the interest period during which the ratings change took place. Accordingly, our annual interest expense increased by $2.0 million as a result of these rate adjustments.
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
Effective October 13, 2014, 12 new directors were elected to the Company’s board, replacing the previous 12 directors.  At a meeting held on July 24, 2014, the Company’s then current Board of Directors sought to address the potential adverse consequences to the Company from a change in control of the Company’s board, including a potential event of default or acceleration of its indebtedness under the provisions of our Revolving Credit Agreement or other debt agreements. As a result, the then current Board of Directors adopted resolutions approving and nominating the 12 new directors solely for purposes of addressing the provisions in the Revolving Credit Agreement and other debt agreements so that the election of 12 new members to our board did not constitute a change in control triggering an event of default under those agreements. The board's actions do not affect any other agreements that may have change in control triggers.
During fiscal 2015, we conducted a comprehensive evaluation of a wide range of options for the potential monetization of our real estate portfolio. As a result of this evaluation, we undertook the following strategies:

•
We listed approximately 75 properties for sale-leaseback transactions, 14 of which were completed in fiscal 2015 with the remaining properties expected to be completed in fiscal 2016. The 14 completed transactions generated proceeds of $44.9 million;

•	We listed our corporate headquarters to explore different monetizing structures, including a sale leaseback; and

•
In June 2015, our Board of Directors approved a plan to transfer approximately 430 of our owned restaurant properties into a REIT, with substantially all of the REIT’s initial assets being leased back to Darden. We expect to complete the REIT transaction during fiscal 2016.

We expect to utilize the proceeds generated from these transactions to pay down our long-term debt. While we have conducted substantial analysis of the feasibility of implementing a REIT transaction, a significant amount of work remains and there can be no assurance we will be able to successfully complete the transaction and establish a REIT.
From time to time, we enter into interest rate derivative instruments to manage interest rate risk inherent in our operations. See Note 10 to our consolidated financial statements in Part II, Item 8 of this report, incorporated herein by reference.

A summary of our contractual obligations and commercial commitments at May 31, 2015, is as follows:

(in millions)	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt (1)	$2,299.0	$92.5	$904.6	$79.6	$1,222.3
Operating leases (2)	1,324.5	196.4	359.3	290.1	478.7
Purchase obligations (3)	328.7	314.0	14.7	—	—
Capital lease obligations (4)	84.8	5.7	11.9	12.2	55.0
Benefit obligations (5)	372.2	27.8	64.4	75.4	204.6
Unrecognized income tax benefits (6)	14.4	0.8	5.5	8.1	—
Total contractual obligations	$4,423.6	$637.2	$1,360.4	$465.4	$1,960.6

(in millions)	Amount of Commitment Expiration per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Standby letters of credit (7)	$138.2	$138.2	$—	$—	$—
Guarantees (8)	147.7	34.0	54.4	32.5	26.8
Total commercial commitments	$285.9	$172.2	$54.4	$32.5	$26.8

(1)
Includes interest payments associated with existing long-term debt, including the current portion. Variable-rate interest payments associated with the term loan were estimated based on an average interest rate of 2.1 percent. Excludes discount and issuance costs of $14.3 million.

(2)	Includes financing lease obligations and associated imputed interest of $76.9 million over the life of the obligations.

(3)	Includes commitments for food and beverage items and supplies, capital projects, information technology and other miscellaneous commitments.

(4)	Includes total imputed interest of $30.3 million over the life of the capital lease obligations.

(5)
Includes expected contributions associated with our defined benefit plans and payments associated with our postretirement benefit plan and our non-qualified deferred compensation plan through fiscal 2026.

(6)	Includes interest on unrecognized income tax benefits of $0.7 million, $0.1 million of which relates to contingencies expected to be resolved within one year.

(7)
Includes letters of credit for $124.2 million of workers’ compensation and general liabilities accrued in our consolidated financial statements, letters of credit for $0.3 million of lease payments included in the contractual operating lease obligation payments noted above and other letters of credit totaling $13.7 million.

(8)
Consists solely of guarantees associated with leased properties that have been assigned to third parties and are primarily related to the disposition of Red Lobster. We are not aware of any non-performance under these arrangements that would result in our having to perform in accordance with the terms of the guarantees.

Share Repurchase Program
In July 2014, as part of the previously authorized share repurchase program, we entered into accelerated share repurchase (ASR) agreements with Goldman, Sachs & Co. and Wells Fargo Bank, National Association (Dealers). The ASR program provided for the repurchase of an aggregate of $500.0 million of our common stock.  Under the ASR agreements, we paid an aggregate of $500.0 million to the Dealers in August 2014 and received an initial delivery of approximately 8.6 million shares on October 1, 2014. In December 2014, the ASR program was completed and we received the final delivery of approximately 1.3 million shares. The total number of shares we purchased in connection with the ASR transactions was based on a combined discounted volume-weighted average price (VWAP) of $50.12 per share which was determined based on the average of the daily VWAP of our common stock over the duration of the program, less an agreed discount. Upon receipt, the repurchased shares were retired and restored to authorized but unissued shares of common stock.
Our fixed-charge coverage ratio, which measures the number of times each year that we earn enough to cover our fixed charges, amounted to 1.7 times and 1.9 times, on a continuing operations basis, for the fiscal years ended May 31, 2015 and May 25, 2014, respectively. Our adjusted debt to adjusted total capital ratio (which includes 6.25 times the total annual minimum rent on a consolidated basis of $182.1 million and $186.4 million for the fiscal years ended May 31, 2015 and May 25, 2014, respectively, as components of adjusted debt and adjusted total capital) was 55 percent and 65 percent as of May 31, 2015 and May 25, 2014, respectively. We include the lease-debt equivalent and contractual lease guarantees in our adjusted debt to adjusted total capital ratio reported to shareholders, as we believe its inclusion better represents the optimal capital structure that we target from period to period and because it is consistent with the calculation of the covenant under our Revolving Credit Agreement.
Based on these ratios, we believe our financial condition is strong. The composition of our capital structure is shown in the following table.

(In millions, except ratios)	May 31, 2015	May 25, 2014
CAPITAL STRUCTURE
Short-term debt	$—	$207.6
Current portion long-term debt	15.0	15.0
Long-term debt, excluding unamortized discount and issuance costs	1,466.6	2,486.6
Capital lease obligations	54.5	54.3
Total debt	$1,536.1	$2,763.5
Stockholders’ equity	2,333.5	2,156.9
Total capital	$3,869.6	$4,920.4
CALCULATION OF ADJUSTED CAPITAL
Total debt	$1,536.1	$2,763.5
Lease-debt equivalent	1,138.1	1,165.0
Guarantees	147.7	3.4
Adjusted debt	$2,821.9	$3,931.9
Stockholders’ equity	2,333.5	2,156.9
Adjusted total capital	$5,155.4	$6,088.8
CAPITAL STRUCTURE RATIOS
Debt to total capital ratio	40%	56%
Adjusted debt to adjusted total capital ratio	55%	65%

Net cash flows provided by operating activities from continuing operations were $874.3 million, $555.4 million and $594.4 million in fiscal 2015, 2014 and 2013, respectively. Net cash flows provided by operating activities include net earnings from continuing operations of $196.4 million, $183.2 million and $237.3 million in fiscal 2015, 2014 and 2013, respectively. Net cash flows provided by operating activities from continuing operations increased in fiscal 2015 primarily due to higher net earnings, a reduction in current period continuing operations income taxes paid and the timing of inventory purchases.
Net cash flows used in investing activities from continuing operations were $235.1 million, $436.3 million and $1.11 billion in fiscal 2015, 2014 and 2013, respectively. Net cash flows used in investing activities from continuing operations included capital expenditures incurred principally for building new restaurants, remodeling existing restaurants, replacing equipment, and technology initiatives. Capital expenditures related to continuing operations were $296.5 million in fiscal 2015, compared to $414.8 million in fiscal 2014 and $510.1 million in fiscal 2013. The decreasing trend of expenditures from fiscal 2013 to fiscal 2015 results primarily from decreases in remodel and new restaurant activity. Proceeds from the disposal of land, buildings and equipment were $67.9 million, $4.4 million and $0.3 million, in fiscal 2015, 2014 and 2013, respectively. In fiscal 2015, proceeds reflect the impact of closed sale-leaseback transactions. Additionally, net cash used in the acquisition of Yard House in fiscal 2013 was $577.4 million.
Net cash flows used in financing activities from continuing operations were $1.78 billion in fiscal 2015, compared to $179.2 million in fiscal 2014 and net cash flows provided by financing activities from continuing operations of $355.4 million in fiscal 2013. Including repurchase premiums and make-whole provisions, cash used to repay long-term debt was $1.07 billion, $0.0 million and $355.9 million in fiscal 2015, 2014 and 2013, respectively. Net cash flows provided by financing activities from continuing operations for fiscal 2013 also reflected $1.05 billion in proceeds from the issuance of long-term debt. Net repayments of short-term debt were $207.6 million in fiscal 2015 and $98.1 million in fiscal 2013 while net proceeds from the issuance of short-term debt were $43.1 million in fiscal 2014. Net cash flows used in financing activities included our repurchase of common stock of $502.3 million, $0.5 million and $52.4 million in fiscal 2015, 2014 and 2013, respectively. As of May 31, 2015, our

Board of Directors had authorized us to repurchase up to 187.4 million shares of our common stock and a total of 182.0 million shares had been repurchased under the authorization. The repurchased common stock reduces stockholders’ equity. As of May 31, 2015, our unused authorization was 5.4 million shares. We received proceeds primarily from the issuance of common stock upon the exercise of stock options of $159.7 million, $58.1 million and $64.4 million in fiscal 2015, 2014 and 2013, respectively. Net cash flows used in financing activities also included dividends paid to stockholders of $278.9 million, $288.3 million and $258.2 million in fiscal 2015, 2014 and 2013, respectively. In June 2015, our Board of Directors approved a quarterly dividend of $0.55 per share payable on August 3, 2015, which indicates an annual dividend of $2.20 per share in fiscal 2016.
Our defined benefit and other postretirement benefit costs and liabilities are determined using various actuarial assumptions and methodologies prescribed under FASB ASC Topic 715, Compensation - Retirement Benefits and Topic 712, Compensation - Nonretirement Postemployment Benefits. We use certain assumptions including, but not limited to, the selection of a discount rate, expected long-term rate of return on plan assets and expected health care cost trend rates. We set the discount rate assumption annually for each plan at its valuation date to reflect the yield of high-quality fixed-income debt instruments, with lives that approximate the maturity of the plan benefits. At May 31, 2015, our discount rate was 4.4 percent and 4.2 percent, respectively, for our defined benefit and postretirement benefit plans. The expected long-term rate of return on plan assets and health care cost trend rates are based upon several factors, including our historical assumptions compared with actual results, an analysis of current market conditions, asset allocations and the views of leading financial advisers and economists. Our expected long-term rate of return on plan assets for our defined benefit plan was 7.0 percent for fiscal year 2015, 8.0 percent for fiscal year 2014 and 9.0 percent for fiscal years 2013. We made plan contributions of approximately $0.4 million, $0.4 million and $2.4 million in fiscal years 2015, 2014 and 2013, respectively.
In the current year, we reduced our expected rate of return for investment of pension plan assets from 8.0 percent to 7.0 percent in connection with our current expectations for long-term returns and target asset fund allocation. The expected long-term rate of return on plan assets component of our net periodic benefit cost is calculated based on the market-related value of plan assets. Currently, our target asset fund allocation is 41.0 percent U.S. equities, 40.0 percent high-quality, long-duration fixed-income securities, 16.0 percent international equities and 3.0 percent real estate securities. We monitor our actual asset fund allocation to ensure that it approximates our target allocation and believe that our long-term asset fund allocation will continue to approximate our target allocation. In developing our expected rate of return assumption, we have evaluated the actual historical performance and long-term return projections of the plan assets, which give consideration to the asset mix and the anticipated timing of the pension plan outflows. We employ a total return investment approach whereby a mix of equity and fixed income investments are used to maximize the long-term return of plan assets for what we consider a prudent level of risk. Our historical 10-year, 15-year and 20-year rates of return on plan assets, calculated using the geometric method average of returns, are approximately 8.3 percent, 7.8 percent and 9.6 percent, respectively, as of May 31, 2015.
We have a recognized net loss of $68.7 million (net of tax) and a recognized net gain of $5.9 million (net of tax) as components of accumulated other comprehensive income (loss) for the defined benefit plans and postretirement benefit plan, respectively, as of May 31, 2015. These net gains and losses represent changes in the amount of the projected benefit obligation and plan assets resulting from differences in the assumptions used and actual experience. The amortization of the net loss component of our fiscal 2016 net periodic benefit cost for the defined benefit plans is expected to be approximately $2.8 million. The amortization of the net gain component of our fiscal 2016 net periodic benefit cost for the postretirement benefit plan is expected to be approximately $3.8 million.

We believe our defined benefit and postretirement benefit plan assumptions are appropriate based upon the factors discussed above. However, other assumptions could also be reasonably applied that could differ from the assumptions used. A quarter-percentage point change in the defined benefit plans’ discount rate and the expected long-term rate of return on plan assets would increase or decrease earnings before income taxes by $0.0 million and $0.5 million, respectively. A quarter-percentage point change in our postretirement benefit plan discount rate would increase or decrease earnings before income taxes by $0.1 million. These changes in assumptions would not significantly impact our funding requirements. Additionally, as a result of changing our postretirement benefit plan from a self-insured plan to a retiree health exchange with a subsidy to eligible participants through a Health Reimbursement Account (HRA) during fiscal 2015, health care cost trend rates no longer effect the accumulated postretirement benefit obligation (APBO) and the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost. We expect to contribute approximately $0.4 million to our defined benefit pension plans and approximately $1.1 million to our postretirement benefit plan during fiscal 2016.
We are not aware of any trends or events that would materially affect our capital requirements or liquidity. We believe that our internal cash-generating capabilities, the potential issuance of unsecured debt securities under our shelf registration statement and short-term commercial paper should be sufficient to finance our capital expenditures, debt maturities, stock repurchase program and other operating activities through fiscal 2016.

OFF-BALANCE SHEET ARRANGEMENTS
We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity, capital expenditures or capital resources.
FINANCIAL CONDITION
Our total current assets were $1.06 billion at May 31, 2015, compared with $1.98 billion at May 25, 2014. The decrease was primarily due the decrease in assets held for sale associated with the sale of Red Lobster partially offset by an increase in cash and cash equivalents.
Our total current liabilities were $1.20 billion at May 31, 2015, compared with $1.62 billion at May 25, 2014. The decrease was primarily due to the repayment of short-term debt and the reduction of liabilities associated with assets held for sale.
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
We use the variance/covariance method to measure value at risk, over time horizons ranging from one week to one year, at the 95 percent confidence level. At May 31, 2015, our potential losses in future net earnings resulting from changes in foreign currency exchange rate instruments, commodity instruments, equity forwards and floating rate debt interest rate exposures were approximately $38.2 million over a period of one year (including the impact of the interest rate swap agreements discussed in Note 10 to our consolidated financial statements in Part II, Item 8 of this report, incorporated herein by reference). The value at risk from an increase in the fair value of all of our long-term fixed rate debt, over a period of one year, was approximately $93.6 million. The fair value of our long-term debt during fiscal 2015 averaged $1.77 billion, with a high of $2.63 billion and a low of $1.54 billion. Excluding debt that was extinguished during the year, the fair value of all of our long-term debt during fiscal 2015 averaged $1.57 billion, with a high of $1.62 billion and a low of $1.54 billion. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows by targeting an appropriate mix of variable and fixed rate debt.

APPLICATION OF NEW ACCOUNTING STANDARDS

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606). This update provides a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. This update was originally effective for annual and interim periods beginning after December 15, 2016, which would have required us to adopt these provisions in the first quarter of fiscal 2018. In July 2015, the FASB affirmed its proposal for a one-year deferral of the effective date. Early application is now permitted, but not before the original effective date. This update permits the use of either the retrospective or cumulative effect transition method. We are evaluating the effect this guidance will have on our consolidated financial statements and related disclosures. We have not yet selected a transition method nor have we determined the effect of the standard on our ongoing financial reporting.

FORWARD-LOOKING STATEMENTS
Statements set forth in or incorporated into this report regarding the expected net increase in the number of our restaurants, U.S. same-restaurant sales, total sales growth, diluted net earnings per share growth, and capital expenditures in fiscal 2016, and all other statements that are not historical facts, including without limitation statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Darden Restaurants, Inc. and its subsidiaries that are preceded by, followed by or that include words such as “may,” “will,” “expect,” “intend,” “anticipate,” “continue,” “estimate,” “project,” “believe,” “plan” or similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are included, along with this statement, for purposes of complying with the safe harbor provisions of that Act. Any forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update such statements for any reason to reflect events or circumstances arising after such date. By their nature, forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by such forward-looking statements. In addition to the risks and uncertainties of ordinary business obligations, and those described in information incorporated into this report, the forward-looking statements contained in this report are subject to the risks and uncertainties described in Part I, Item 1A “Risk Factors” in our Annual Report on Form 10-K for the year ended May 31, 2015, which are summarized as follows:

•	Our ability to complete our strategic real estate plan, including risks related to our lease of certain restaurant properties;

•	Food safety and food-borne illness concerns throughout the supply chain;

•	Litigation, including allegations of illegal, unfair or inconsistent employment practices;

•	Unfavorable publicity, or a failure to respond effectively to adverse publicity;

•
Risks relating to public policy changes and federal, state and local regulation of our business, including in the areas of environmental matters, minimum wage, unionization, data privacy, menu labeling, immigration requirements and taxes;

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

•	Our plans to expand our smaller brands Bahama Breeze, Seasons 52 and Eddie V's, and the testing of other new business ventures that have not yet proven their long-term viability;

•	A lack of suitable new restaurant locations or a decline in the quality of the locations of our current restaurants;

•	Higher-than-anticipated costs to open, close, relocate or remodel restaurants;

•	A failure to identify and execute innovative marketing and guest relationship tactics and ineffective or improper use of social media or other marketing initiatives;

•	A failure to recruit, develop and retain effective leaders or the loss or shortage of key personnel, or an inability to adequately monitor and respond to employee dissatisfaction;

•
A failure to address cost pressures, including rising costs for commodities, health care and utilities used by our restaurants, and a failure to effectively deliver cost management activities and achieve economies of scale in purchasing;

•	The impact of shortages or interruptions in the delivery of food and other products from third-party vendors and suppliers;

•	Adverse weather conditions and natural disasters;

•	Volatility in the market value of derivatives we use to hedge commodity prices;

•	Economic and business factors specific to the restaurant industry and other general macroeconomic factors including energy prices and interest rates that are largely out of our control;

•	Disruptions in the financial markets that may impact consumer spending patterns, affect the availability and cost of credit and increase pension plan expenses;

•	Risks associated with doing business with franchisees, business partners and vendors in foreign markets;

•	Failure to protect our intellectual property;

•	Impairment of the carrying value of our goodwill or other intangible assets;

•	A failure of our internal controls over financial reporting and future changes in accounting standards; and

•	An inability or failure to recognize, respond to and effectively manage the accelerated impact of social media.
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
/s/ Eugene I. Lee, Jr.
Eugene I. Lee, Jr.
President and Chief Executive Officer

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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of May 31, 2015. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Management has concluded that, as of May 31, 2015, the Company’s internal control over financial reporting was effective based on these criteria.
The Company’s independent registered public accounting firm KPMG LLP, has issued an audit report on the effectiveness of our internal control over financial reporting, which follows.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Darden Restaurants, Inc.:
We have audited Darden Restaurants, Inc.’s internal control over financial reporting as of May 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Darden Restaurants, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, Darden Restaurants, Inc. maintained, in all material respects, effective internal control over financial reporting as of May 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Darden Restaurants, Inc. and subsidiaries as of May 31, 2015 and May 25, 2014, and the related consolidated statements of earnings, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended May 31, 2015, and our report dated July 24, 2015 expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG LLP
Orlando, Florida
July 24, 2015
Certified Public Accountants

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Darden Restaurants, Inc.:
We have audited the accompanying consolidated balance sheets of Darden Restaurants, Inc. and subsidiaries as of May 31, 2015 and May 25, 2014, and the related consolidated statements of earnings, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended May 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Darden Restaurants, Inc. and subsidiaries as of May 31, 2015 and May 25, 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 2015, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Darden Restaurants, Inc.’s internal control over financial reporting as of May 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 24, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
/s/ KPMG LLP
Orlando, Florida
July 24, 2015
Certified Public Accountants

DARDEN RESTAURANTS, INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(In millions, except per share data)

	May 31, 2015	May 25, 2014	May 26, 2013
Sales	$6,764.0	$6,285.6	$5,921.0
Costs and expenses:
Food and beverage	2,085.1	1,892.2	1,743.6
Restaurant labor	2,135.6	2,017.6	1,892.6
Restaurant expenses	1,120.8	1,080.7	980.4
Marketing expenses	243.3	252.3	241.1
General and administrative expenses	430.2	413.1	384.1
Depreciation and amortization	319.3	304.4	278.3
Impairments and disposal of assets, net	62.1	16.4	0.9
Total operating costs and expenses	$6,396.4	$5,976.7	$5,521.0
Operating income	367.6	308.9	400.0
Interest, net	192.3	134.3	126.0
Earnings before income taxes	175.3	174.6	274.0
Income tax (benefit) expense	(21.1)	(8.6)	36.7
Earnings from continuing operations	$196.4	$183.2	$237.3
Earnings from discontinued operations, net of tax expense of $344.8, $32.3 and $72.7, respectively	513.1	103.0	174.6
Net earnings	$709.5	$286.2	$411.9
Basic net earnings per share:
Earnings from continuing operations	$1.54	$1.40	$1.84
Earnings from discontinued operations	4.02	0.78	1.35
Net earnings	$5.56	$2.18	$3.19
Diluted net earnings per share:
Earnings from continuing operations	$1.51	$1.38	$1.80
Earnings from discontinued operations	3.96	0.77	1.33
Net earnings	$5.47	$2.15	$3.13
Average number of common shares outstanding:
Basic	127.7	131.0	129.0
Diluted	129.7	133.2	131.6
Dividends declared per common share	$2.20	$2.20	$2.00
See accompanying notes to consolidated financial statements.

DARDEN RESTAURANTS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions)

	May 31, 2015	May 25, 2014	May 26, 2013
Net earnings	$709.5	$286.2	$411.9
Other comprehensive income (loss):
Foreign currency adjustment	3.0	(2.9)	(0.2)
Change in fair value of marketable securities, net of taxes of $0.0, $0.0 and $(0.1), respectively	—	(0.1)	(0.2)
Change in fair value of derivatives and amortization of unrecognized gains and losses on derivatives, net of taxes of $17.4, $3.9 and $(0.6), respectively	31.3	3.4	(4.1)
Net unamortized gain arising during period, including amortization of unrecognized net actuarial loss, net of taxes of $4.8, $2.9 and $11.3, respectively	7.2	4.3	18.3
Other comprehensive income	$41.5	$4.7	$13.8
Total comprehensive income	$751.0	$290.9	$425.7
See accompanying notes to consolidated financial statements.

DARDEN RESTAURANTS, INC.
CONSOLIDATED BALANCE SHEETS
(In millions)

	May 31, 2015	May 25, 2014
ASSETS
Current assets:
Cash and cash equivalents	$535.9	$98.3
Receivables, net	78.0	83.8
Inventories	163.9	196.8
Prepaid income taxes	18.9	10.9
Prepaid expenses and other current assets	69.4	71.7
Deferred income taxes	157.4	124.0
Assets held for sale	32.9	1,390.3
Total current assets	$1,056.4	$1,975.8
Land, buildings and equipment, net	3,215.8	3,381.0
Goodwill	872.4	872.5
Trademarks	574.6	574.6
Other assets	275.5	278.8
Total assets	$5,994.7	$7,082.7

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$198.8	$233.1
Short-term debt	—	207.6
Accrued payroll	141.1	125.7
Accrued income taxes	12.6	—
Other accrued taxes	51.5	64.5
Unearned revenues	328.6	299.7
Current portion of long-term debt	15.0	15.0
Other current liabilities	449.1	457.4
Liabilities associated with assets held for sale	—	215.5
Total current liabilities	$1,196.7	$1,618.5
Long-term debt, less current portion	1,452.3	2,463.4
Deferred income taxes	341.8	286.1
Deferred rent	225.9	206.2
Other liabilities	444.5	351.6
Total liabilities	$3,661.2	$4,925.8
Stockholders’ equity:
Common stock and surplus, no par value. Authorized 500.0 shares; issued 127.9 and 133.6 shares, respectively; outstanding 126.7 and 132.3 shares, respectively	1,405.9	1,302.2
Preferred stock, no par value. Authorized 25.0 shares; none issued and outstanding	—	—
Retained earnings	1,026.0	995.8
Treasury stock, 1.3 and 1.3 shares, at cost, respectively	(7.8)	(7.8)
Accumulated other comprehensive income (loss)	(86.6)	(128.1)
Unearned compensation	(4.0)	(5.2)
Total stockholders’ equity	$2,333.5	$2,156.9
Total liabilities and stockholders’ equity	$5,994.7	$7,082.7
See accompanying notes to consolidated financial statements.

DARDEN RESTAURANTS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(In millions, except per share data)

	Common Stock And Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Total Stockholders’ Equity
Balances at May 27, 2012	$2,518.8	$3,172.8	$(3,695.8)	$(146.6)	$(7.2)	$1,842.0
Net earnings	—	411.9	—	—	—	411.9
Other comprehensive income	—	—	—	13.8	—	13.8
Dividends declared ($2.00 per share)	—	(259.6)	—	—	—	(259.6)
Stock option exercises (2.0 shares)	55.2	—	1.8	—	—	57.0
Stock-based compensation	24.3	—	—	—	—	24.3
ESOP note receivable repayments	—	—	—	—	1.1	1.1
Income tax benefits credited to equity	13.6	—	—	—	—	13.6
Repurchases of common stock (1.0 shares)	—	(0.1)	(52.3)	—	—	(52.4)
Issuance of stock under Employee Stock Purchase Plan and other plans (0.2 shares)	7.1	—	0.7	—	—	7.8
Treasury shares retirement (159.3 shares)	(1,411.4)	(2,326.1)	3,737.5	—	—	—
Balances at May 26, 2013	$1,207.6	$998.9	$(8.1)	$(132.8)	$(6.1)	$2,059.5
Net earnings	—	286.2	—	—	—	286.2
Other comprehensive income	—	—	—	4.7	—	4.7
Dividends declared ($2.20 per share)	—	(288.9)	—	—	—	(288.9)
Stock option exercises (1.8 shares)	50.6	—	0.3	—	—	50.9
Stock-based compensation	26.0	—	—	—	—	26.0
ESOP note receivable repayments	—	—	—	—	0.9	0.9
Income tax benefits credited to equity	10.9	—	—	—	—	10.9
Repurchases of common stock (0.0 shares)	(0.1)	(0.4)	—	—	—	(0.5)
Issuance of stock under Employee Stock Purchase Plan and other plans (0.2 shares)	7.2	—	—	—	—	7.2
Balances at May 25, 2014	$1,302.2	$995.8	$(7.8)	$(128.1)	$(5.2)	$2,156.9
Net earnings	—	709.5	—	—	—	709.5
Other comprehensive income	—	—	—	41.5	—	41.5
Dividends declared ($2.20 per share)	—	(279.5)	—	—	—	(279.5)
Stock option exercises (4.2 shares)	154.6	—	—	—	—	154.6
Stock-based compensation	26.4	—	—	—	—	26.4
ESOP note receivable repayments	—	—	—	—	1.2	1.2
Income tax benefits credited to equity	18.4	—	—	—	—	18.4
Repurchases of common stock (10.0 shares)	(102.5)	(399.8)	—	—	—	(502.3)
Issuance of stock under Employee Stock Purchase Plan and other plans (0.1 shares)	6.8	—	—	—	—	6.8
Balances at May 31, 2015	$1,405.9	$1,026.0	$(7.8)	$(86.6)	$(4.0)	$2,333.5
See accompanying notes to consolidated financial statements.

DARDEN RESTAURANTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Fiscal Year Ended
	May 31, 2015	May 25, 2014	May 26, 2013
Cash flows - operating activities
Net earnings	$709.5	$286.2	$411.9
Earnings from discontinued operations, net of tax	(513.1)	(103.0)	(174.6)
Adjustments to reconcile net earnings from continuing operations to cash flows:
Depreciation and amortization	319.3	304.4	278.3
Impairments and disposal of assets, net	62.1	16.4	0.9
Amortization of loan costs and losses on interest-rate related derivatives	8.6	13.8	13.0
Stock-based compensation expense	53.7	38.7	40.0
Change in current assets and liabilities	76.3	0.6	(18.0)
Contributions to pension and postretirement plans	(1.5)	(1.4)	(3.2)
Change in cash surrender value of trust-owned life insurance	(6.5)	(12.2)	(16.8)
Deferred income taxes	42.0	(44.9)	(0.4)
Change in deferred rent	22.0	29.5	25.6
Change in other assets and liabilities	3.8	18.9	24.0
Loss on extinguishment of debt	91.3	—	—
Income tax benefits from exercise of stock-based compensation credited to goodwill	0.1	0.2	0.1
Other, net	6.7	8.2	13.6
Net cash provided by operating activities of continuing operations	$874.3	$555.4	$594.4
Cash flows - investing activities
Purchases of land, buildings and equipment	(296.5)	(414.8)	(510.1)
Proceeds from disposal of land, buildings and equipment	67.9	4.4	0.3
Purchases of marketable securities	—	(3.0)	(12.9)
Proceeds from sale of marketable securities	9.7	8.7	26.0
Cash used in business acquisitions, net of cash acquired	—	—	(577.4)
Increase in other assets	(16.2)	(31.6)	(40.5)
Net cash used in investing activities of continuing operations	$(235.1)	$(436.3)	$(1,114.6)
Cash flows - financing activities
Proceeds from issuance of common stock	159.7	58.1	64.4
Income tax benefits credited to equity	18.4	10.9	13.6
Dividends paid	(278.9)	(288.3)	(258.2)
Repurchases of common stock	(502.3)	(0.5)	(52.4)
ESOP note receivable repayments	1.2	0.9	1.1
Proceeds from issuance of short-term debt	397.4	2,616.3	2,670.3
Repayments of short-term debt	(605.0)	(2,573.2)	(2,768.4)
Repayments of long-term debt	(1,065.9)	—	(355.9)
Proceeds from issuance of long-term debt	—	—	1,050.0
Payment of debt issuance costs	—	(1.4)	(7.4)
Principal payments on capital leases	(2.2)	(2.0)	(1.7)
Proceeds from financing lease obligation	93.1	—	—
Net cash (used in) provided by financing activities of continuing operations	$(1,784.5)	$(179.2)	$355.4
Cash flows - discontinued operations
Net cash (used in) provided by operating activities of discontinued operations	(403.3)	214.7	354.9
Net cash provided by (used) in investing activities of discontinued operations	1,986.2	(144.5)	(172.4)
Net cash provided by discontinued operations	$1,582.9	$70.2	$182.5
Increase in cash and cash equivalents	437.6	10.1	17.7
Cash and cash equivalents - beginning of year	98.3	88.2	70.5
Cash and cash equivalents - end of year	$535.9	$98.3	$88.2

DARDEN RESTAURANTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(In millions)

	Fiscal Year Ended
	May 31, 2015	May 25, 2014	May 26, 2013
Cash flows from changes in current assets and liabilities
Receivables, net	$7.8	$(1.5)	$(11.1)
Inventories	64.5	(25.6)	(1.8)
Prepaid expenses and other current assets	2.9	0.5	(11.1)
Accounts payable	(20.9)	27.2	4.4
Accrued payroll	23.4	7.5	(5.9)
Prepaid/accrued income taxes	(13.8)	(21.0)	22.5
Other accrued taxes	2.2	—	7.7
Unearned revenues	34.9	28.8	33.9
Other current liabilities	(24.7)	(15.3)	(56.6)
Change in current assets and liabilities	$76.3	$0.6	$(18.0)

Supplemental schedule of noncash investing activities:
Increase in land, buildings and equipment through accrued purchases	$11.1	$24.4	$42.2

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Operations and Principles of Consolidation
The accompanying consolidated financial statements include the operations of Darden Restaurants, Inc. and its wholly owned subsidiaries (Darden, the Company, we, us or our). We own and operate the Olive Garden®, LongHorn Steakhouse®, The Capital Grille®, Yard House®, Bahama Breeze®, Seasons 52®, and Eddie V's Prime Seafood® and Wildfish Seafood Grille® (collectively, "Eddie V's") restaurant brands located in the United States and Canada. Through subsidiaries, we own and operate all of our restaurants in the United States and Canada, except for three restaurants located in Central Florida and three restaurants in California that we manage, but are jointly owned with third parties, two franchised U.S. airport restaurants and eight franchised restaurants in Puerto Rico. We also have area development and franchise agreements with unaffiliated operators to develop and operate our brands primarily in Asia, the Middle East and Latin America. Pursuant to these agreements, as of May 31, 2015, 24 franchised restaurants were in operation in the Middle East, Mexico, Brazil, Peru, El Salvador and Malaysia. All significant inter-company balances and transactions have been eliminated in consolidation.
Basis of Presentation
On May 15, 2014, we entered into an agreement to sell Red Lobster and certain related assets and associated liabilities and closed the sale on July 28, 2014. During fiscal 2007 and 2008, we closed or sold all of our Smokey Bones Barbeque & Grill (Smokey Bones) and Rocky River Grillhouse restaurants and we closed nine Bahama Breeze restaurants. For fiscal 2015, 2014 and 2013 all gains and losses on disposition, impairment charges and disposal costs, along with the sales, costs and expenses and income taxes attributable to the discontinued locations, have been aggregated in a single caption entitled “Earnings from discontinued operations, net of tax expense” in our consolidated statements of earnings for all periods presented. See Note 2 - Dispositions for additional information.
Unless otherwise noted, amounts and disclosures throughout these notes to consolidated financial statements relate to our continuing operations.

Fiscal Year
We operate on a 52/53 week fiscal year, which ends on the last Sunday in May, which for fiscal 2015 was May 31, 2015. Accordingly, fiscal 2015 consisted of 53 weeks of operation. Fiscal 2014 and 2013, which ended May 25, 2014 and May 26, 2013, respectively, each consisted of 52 weeks of operation.
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
Reclassifications
We have reclassified certain amounts in prior-period financial statements to conform to the current period's presentation. Included among these, in our consolidated statements of earnings, we revised the categories in our costs and expenses as follows: marketing expenses and general and administrative expenses, previously reported as components of selling, general and administrative expenses, are now reported as separate line items. Additionally, gains and losses on disposals of assets, previously reported as a component of selling, general and administrative expenses are now reported in impairments and disposal of assets, net. On our consolidated balance sheets, we have reclassified our obligations under capital leases, net of current installments to be included in other liabilities. Additionally, in connection with the adoption of Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2015-03, Interest - Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs, we have reclassified debt issuance costs associated with our long-term debt from other assets to long-term debt, less current portion (see Note 9 - Debt).
Cash and Cash Equivalents
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The components of cash and cash equivalents are as follows:

(in millions)	May 31, 2015	May 25, 2014
Short-term investments	$455.5	$0.5
Credit card receivables	77.8	92.0
Depository accounts	2.6	5.8
Total Cash and Cash Equivalents	$535.9	$98.3
As of May 31, 2015, and May 25, 2014, we had cash and cash equivalent accounts in excess of insured limits. We manage the credit risk of our positions through utilizing multiple financial institutions and monitoring the credit quality of those financial institutions that hold our cash and cash equivalents.
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
Land, Buildings and Equipment, Net
Land, buildings and equipment are recorded at cost less accumulated depreciation. Building components are depreciated over estimated useful lives ranging from 7 to 40 years using the straight-line method. Leasehold improvements, which are reflected on our consolidated balance sheets as a component of buildings in land, buildings and equipment, net, are amortized over the lesser of the expected lease term, including cancelable option periods, or the estimated useful lives of the related assets using the straight-line method. Equipment is depreciated over estimated useful lives ranging from 2 to 15 years also using the straight-line method. See Note 5 – Land, Buildings and Equipment, Net for additional information. Gains and losses on the disposal of land, buildings and equipment are included in impairments and disposal of assets, net while the write-off of undepreciated book value associated with the replacement of equipment in the normal course of business is recorded as a component of restaurant expenses in our accompanying consolidated statements of earnings. Depreciation and amortization expense from continuing operations associated with buildings and equipment and losses on replacement of equipment were as follows:

(in millions)	Fiscal Year
	2015	2014	2013
Depreciation and amortization on buildings and equipment	$305.0	$296.3	$271.0
Losses on replacement of equipment	5.5	4.4	4.6

Capitalized Software Costs and Other Definite-Lived Intangibles
Capitalized software, which is a component of other assets, is recorded at cost less accumulated amortization. Capitalized software is amortized using the straight-line method over estimated useful lives ranging from 3 to 10 years. The cost of capitalized software and related accumulated amortization was as follows:

(in millions)	May 31, 2015	May 25, 2014
Capitalized software	$148.0	$132.6
Accumulated amortization	(80.4)	(70.9)
Capitalized software, net of accumulated amortization	$67.6	$61.7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

(in millions)	May 31, 2015	May 25, 2014
Other definite-lived intangibles	$15.1	$15.5
Accumulated amortization	(7.3)	(6.3)
Other definite-lived intangible assets, net of accumulated amortization	$7.8	$9.2

Below-market leases	$29.2	$29.2
Accumulated amortization	(11.5)	(9.6)
Below-market leases, net of accumulated amortization	$17.7	$19.6

Above-market leases	$(21.4)	$(21.4)
Accumulated amortization	6.4	4.9
Above-market leases, net of accumulated amortization	$(15.0)	$(16.5)
Amortization expense from continuing operations associated with capitalized software and other definite-lived intangibles included in depreciation and amortization in our accompanying consolidated statements of earnings was as follows:

(in millions)	Fiscal Year
	2015	2014	2013
Amortization expense - capitalized software	$13.3	$7.0	$6.3
Amortization expense - other definite-lived intangibles	1.0	1.1	1.0
Amortization expense from continuing operations associated with above- and-below-market leases included in restaurant expenses as a component of rent expense in our consolidated statements of earnings was as follows:

(in millions)	Fiscal Year
	2015	2014	2013
Restaurant expense - below-market leases	$1.8	$1.8	$1.8
Restaurant expense - above-market leases	(1.4)	(1.4)	(1.2)
Amortization of capitalized software and other definite-lived intangible assets will be approximately $16.1 million annually for fiscal 2016 through 2020.
Trust-Owned Life Insurance
We have a trust that purchased life insurance policies covering certain of our officers and other key employees (trust-owned life insurance or TOLI). The trust is the owner and sole beneficiary of the TOLI policies. The policies were purchased to offset a portion of our obligations under our non-qualified deferred compensation plan. The cash surrender value for each policy is included in other assets while changes in cash surrender values are included in general and administrative expenses.
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

(in millions)	May 31, 2015	May 25, 2014
Goodwill:
The Capital Grille	$401.7	$401.7
LongHorn Steakhouse	49.3	49.4
Olive Garden (1)	30.2	30.2
Eddie V's	22.0	22.0
Yard House	369.2	369.2
Total Goodwill	$872.4	$872.5

Trademarks:
The Capital Grille	$147.0	$147.0
LongHorn Steakhouse	307.8	307.8
Eddie V's	10.5	10.5
Yard House	109.3	109.3
Total Trademarks	$574.6	$574.6

(1)	Goodwill related to Olive Garden is associated with the RARE Hospitality International, Inc. (RARE) acquisition and the direct benefits derived by Olive Garden as a result of the RARE acquisition.
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
Consistent with our accounting policy for goodwill and trademarks we performed our annual impairment test of our goodwill and trademarks as of the first day of our fiscal 2015 fourth quarter. As of the beginning of our fiscal fourth quarter, we had seven reporting units, five of which had goodwill: Olive Garden, LongHorn Steakhouse, The Capital Grille, Eddie V's and Yard House. As part of our process for performing the step one impairment test of goodwill, we estimated the fair value of our reporting units utilizing the income and market approaches described above to derive an enterprise value of the Company. We reconciled the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

enterprise value to our overall estimated market capitalization. The estimated market capitalization considers recent trends in our market capitalization and an expected control premium, based on comparable recent and historical transactions. Based on the results of the step one impairment test, no impairment of goodwill was indicated for any of our brands.
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
Changes in circumstances, existing at the measurement date or at other times in the future, or in the numerous estimates associated with management’s judgments and assumptions made in assessing the fair value of our goodwill, could result in an impairment loss of a portion or all of our goodwill or trademarks. If we recorded an impairment loss, our financial position and results of operations would be adversely affected and our leverage ratio for purposes of our credit agreement would increase. A leverage ratio exceeding the maximum permitted under our credit agreement would be a default under our credit agreement. At May 31, 2015, a write down of goodwill, other indefinite-lived intangible assets, or any other assets in excess of approximately $1.40 billion would have been required to cause our leverage ratio to exceed the permitted maximum.  As our leverage ratio is determined on a quarterly basis and due to the seasonal nature of our business, a lesser amount of impairment in future quarters could cause our leverage ratio to exceed the permitted maximum.
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
Impairment or Disposal of Long-Lived Assets
Land, buildings and equipment and certain other assets, including definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the assets. Identifiable cash flows are measured at the lowest level for which they are largely independent of the cash flows of other groups of assets and liabilities, generally at the restaurant level. If such assets are determined to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Fair value is generally determined based on appraisals or sales prices of comparable assets. Restaurant sites and certain other assets to be disposed of are reported at the lower of their carrying amount or fair value, less estimated costs to sell. Restaurant sites and certain other assets to be disposed of are included in assets held for sale on our consolidated balance sheets when certain criteria are met. These criteria include the requirement that the likelihood of disposing of these assets within one year is probable. Assets not meeting the “held for sale” criteria remain in land, buildings and equipment until their disposal is probable within one year.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

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
Income Taxes
We provide for federal and state income taxes currently payable as well as for those deferred because of temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Federal income tax credits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. Interest recognized on reserves for uncertain tax positions is included in interest, net in our consolidated statements of earnings. A corresponding liability for accrued interest is included as a component of other current liabilities on our consolidated balance sheets. Penalties, when incurred, are recognized in general and administrative expenses.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Income tax benefits credited to equity relate to tax benefits associated with amounts that are deductible for income tax purposes but do not affect earnings. These benefits are principally generated from employee exercises of non-qualified stock options and vesting of employee restricted stock awards.
Derivative Instruments and Hedging Activities
We enter into derivative instruments for risk management purposes only, including derivatives designated as hedging instruments as required by FASB ASC Topic 815, Derivatives and Hedging, and those utilized as economic hedges. We use financial and commodities derivatives to manage interest rate, compensation, commodities pricing and foreign currency exchange rate risks inherent in our business operations. Our use of derivative instruments is currently limited to interest rate hedges; and equity forwards contracts. These instruments are generally structured as hedges of the variability of cash flows related to forecasted transactions (cash flow hedges). However, we do at times enter into instruments designated as fair value hedges to reduce our exposure to changes in fair value of the related hedged item. We do not enter into derivative instruments for trading or speculative purposes, where changes in the cash flows or fair value of the derivative are not expected to offset changes in cash flows or fair value of the hedged item. However, we have entered into equity forwards to economically hedge changes in the fair value of employee investments in our non-qualified deferred compensation plan. All derivatives are recognized on the balance sheet at fair value. For those derivative instruments for which we intend to elect hedge accounting, on the date the derivative contract is entered into, we document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking the various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific assets and liabilities on the consolidated balance sheet or to specific forecasted transactions. We also formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.
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
Leases
For operating leases, we recognize rent expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise the options would result in an economic penalty to the Company. Differences between amounts paid and amounts expensed are recorded as deferred rent. Capital leases are recorded as an asset and an obligation at an amount equal to the present value of the minimum lease payments during the lease term. Sale leasebacks are transactions through which we sell assets (such as restaurant properties) at fair value and subsequently lease them back. The resulting leases generally qualify and are accounted for as operating leases. Financing leases are generally the product of a failed sale-leaseback transaction and result in retention of the "sold" assets within land, building and equipment with a financing lease obligation equal to the amount of proceeds received recorded as a component of other liabilities on our consolidated balance sheets.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Pre-Opening Expenses
Non-capital expenditures associated with opening new restaurants are expensed as incurred.
Advertising
Production costs of commercials are charged to operations in the fiscal period the advertising is first aired. The costs of programming and other advertising, promotion and marketing programs are charged to operations in the fiscal period incurred and reported as marketing expenses on our consolidated statements of earnings.
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

	Stock Options Granted in Fiscal Year
	2015	2014	2013
Weighted-average fair value	$10.59	$12.06	$12.22
Dividend yield	4.5%	4.4%	4.0%
Expected volatility of stock	37.3%	39.6%	39.7%
Risk-free interest rate	2.1%	1.9%	0.8%
Expected option life (in years)	6.5	6.4	6.5

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

The following table presents the computation of basic and diluted net earnings per common share:

(in millions, except per share data)	Fiscal Year
	2015	2014	2013
Earnings from continuing operations	$196.4	$183.2	$237.3
Earnings from discontinued operations	513.1	103.0	174.6
Net earnings	$709.5	$286.2	$411.9
Average common shares outstanding – Basic	127.7	131.0	129.0
Effect of dilutive stock-based compensation	2.0	2.2	2.6
Average common shares outstanding – Diluted	129.7	133.2	131.6
Basic net earnings per share:
Earnings from continuing operations	$1.54	$1.40	$1.84
Earnings from discontinued operations	4.02	0.78	1.35
Net earnings	$5.56	$2.18	$3.19
Diluted net earnings per share:
Earnings from continuing operations	$1.51	$1.38	$1.80
Earnings from discontinued operations	3.96	0.77	1.33
Net earnings	$5.47	$2.15	$3.13
Restricted stock and options to purchase shares of our common stock excluded from the calculation of diluted net earnings per share because the effect would have been anti-dilutive, are as follows:

(in millions)	Fiscal Year Ended
	May 31, 2015	May 25, 2014	May 26, 2013
Anti-dilutive restricted stock and options	0.1	4.2	2.8
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
Foreign Currency
The Canadian dollar is the functional currency for our Canadian restaurant operations and the Malaysian ringgit is the functional currency for our franchises based in Malaysia. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. Translation gains and losses are reported as a separate component of other comprehensive income (loss). Aggregate cumulative translation losses were $1.7 million and $4.7 million at May 31, 2015 and May 25, 2014, respectively. Net losses from foreign currency transactions recognized in our consolidated statements of earnings were $1.4 million for fiscal 2015 and were not significant for fiscal 2014 or 2013.
Application of New Accounting Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This update provides a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. This update was originally effective for annual and interim periods beginning after December 15, 2016, which would have required us to adopt these provisions in the first quarter of fiscal 2018. In July 2015, the FASB affirmed its proposal for a one-year deferral of the effective date. Early application is now permitted, but not before the original effective date. This update permits the use of either the retrospective or cumulative effect transition method. We are evaluating the effect this guidance will have on our consolidated financial statements and related disclosures. We have not yet selected a transition method nor have we determined the effect of the standard on our ongoing financial reporting.
NOTE 2 – DISPOSITIONS
On July 28, 2014, we closed on the sale of 705 Red Lobster restaurants; however, as of May 31, 2015, 9 of the properties remain subject to landlord consents and satisfaction of other contractual requirements. Therefore, the assets of these remaining restaurants continue to be classified as held for sale and recognition of the gain on the related proceeds was deferred. The proceeds of approximately $31.5 million associated with the remaining landlord consents are classified as other current liabilities on our consolidated balance sheet as of May 31, 2015. As the landlord consents and remaining contractual requirements are satisfied, which we expect to occur within the next six months, we will derecognize the related assets and record the commensurate gain on the transaction. All direct cash flows related to operating these businesses were eliminated at the date of sale. Our continuing involvement has been limited to a transition service agreement for up to two years from the date of sale with minimal impact to our cash flows. In conjunction with the sale of Red Lobster, there were 19 locations where Red Lobster shared a land parcel with another Darden brand. The land and related buildings for these 19 Darden locations were included in the sale transaction and simultaneously leased back to Darden. The proceeds associated with the sale of these properties are classified as a financing lease obligation on our consolidated balance sheet as a component of other liabilities and the associated lease payments will amortize the obligation over the life of the properties. Additionally, in the fourth quarter of fiscal 2014, in connection with the expected sale of Red Lobster, we closed two of the six restaurants that housed both a Red Lobster and an Olive Garden in the same building (synergy restaurants). In the first quarter of fiscal 2015, we completed the conversion of the four remaining company-owned synergy restaurants to stand-alone Olive Garden restaurants.

As of May 31, 2015, we received $2.08 billion in cash proceeds, net of transaction-related costs of approximately $29.3 million. During fiscal 2015, we recognized a pre-tax gain on the sale of Red Lobster of $837.0 million, which is included in earnings from discontinued operations in our consolidated statement of earnings.

For fiscal 2015, 2014 and 2013, all gains on disposition, impairment charges and disposal costs, along with the sales, costs and expenses and income taxes attributable to these restaurants, have been aggregated in a single caption entitled “Earnings from discontinued operations, net of tax expense” in our consolidated statements of earnings for all periods presented. No amounts for shared general and administrative operating support expense or interest expense were allocated to discontinued operations. Assets associated with those restaurants not yet disposed of, that are considered held for sale, have been segregated from continuing operations and presented as assets held for sale on our accompanying consolidated balance sheets. In April 2014, the FASB issued ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360), Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This update modifies the requirements for reporting discontinued operations. Under the amendments in ASU 2014-08, the definition of a discontinued operation has been modified to only include those disposals of an entity that represent a strategic shift that has (or will have) a major effect on an entity's operations and financial results. This update also expands the disclosure requirements for disposals that meet the definition of a discontinued operation and requires entities to disclose information about disposals of individually significant components that do not meet the definition of discontinued operations. We elected to early adopt these provisions in the third quarter of fiscal 2015.

Earnings from discontinued operations, net of taxes in our accompanying consolidated statements of earnings are comprised of the following:

(in millions)	Fiscal Year
	May 31, 2015	May 25, 2014	May 26, 2013
Sales	$400.4	$2,472.1	$2,630.9

Restaurant and marketing expenses	353.0	2,134.1	2,212.4
Depreciation and amortization	0.2	124.6	116.4
Other costs and expenses (1)	(810.7)	78.1	54.8
Earnings before income taxes	857.9	135.3	247.3
Income tax expense	344.8	32.3	72.7
Earnings from discontinued operations, net of tax	$513.1	$103.0	$174.6

(1)	Amounts for fiscal year ended May 31, 2015 include the gain recognized on the sale of Red Lobster.

The following table presents the carrying amounts of the major classes of assets and liabilities associated with the restaurants reported as discontinued operations and classified as held for sale on our accompanying consolidated balance sheets.

(in millions)	May 31, 2015	May 25, 2014
Current assets	$—	$241.0
Land, buildings and equipment, net	32.9	1,084.8
Other assets	—	64.5
Total assets	$32.9	$1,390.3

Current liabilities	$—	$130.6
Other liabilities	—	84.9
Total liabilities	$—	$215.5

During the third quarter of fiscal 2015, we divested all of our interest in our lobster aquaculture activities and we have no further commitments or obligations with respect to such activities. This divestiture did not represent a strategic shift in our operations, and, accordingly, it did not meet the definition to be reported as a discontinued operation.

NOTE 3 - RECEIVABLES, NET
Receivables from the sale of gift cards in national retail outlets, allowances due from landlords based on lease terms, miscellaneous receivables and our overall allowance for doubtful accounts are as follows:

(in millions)	May 31, 2015	May 25, 2014
Retail outlet gift card sales	$47.1	$39.6
Landlord allowances due	12.9	22.5
Miscellaneous	18.9	22.0
Allowance for doubtful accounts	(0.9)	(0.3)
Receivables, net	$78.0	$83.8

NOTE 4 –IMPAIRMENTS AND DISPOSAL OF ASSETS, NET
During fiscal 2015, 2014 and 2013, we recognized net long-lived asset impairment and disposal charges of $62.1 million ($40.3 million net of tax), $16.4 million ($10.1 million net of tax) and $0.9 million ($0.6 million net of tax), respectively.  During fiscal 2015, management identified nine Olive Garden locations and three Seasons 52 locations where the estimated useful life was significantly shortened based on a re-evaluation of expected lease renewals, leading to significant decreases in projected cash flows. Of the total impairments in fiscal 2015, $34.1 million related to these restaurant impairments. In addition, during fiscal 2015 we began marketing selected restaurant assets for individual sale leasebacks. During fiscal 2015, we recorded impairment charges of $15.2 million related to the restaurant assets involved in sale-leaseback arrangements which either closed in fiscal 2015 or are expected to close in fiscal 2016. Impairment charges were measured based on the amount by which the carrying amount of these assets exceeded their fair value. Fair value is generally determined based on appraisals or sales prices of comparable assets and estimates of future cash flows. We also recognized impairments of assets related to the expected disposal of excess land parcels, our lobster aquaculture project and a corporate airplane in connection with the closure of our aviation department during fiscal 2015. These costs are included in impairments and disposal of assets, net as a component of earnings from continuing operations in the accompanying consolidated statements of earnings for fiscal 2015, 2014 and 2013.
NOTE 5 - LAND, BUILDINGS AND EQUIPMENT, NET
The components of land, buildings and equipment, net, are as follows:

(in millions)	May 31, 2015	May 25, 2014
Land	$633.5	$659.7
Buildings	3,338.9	3,234.5
Equipment	1,439.1	1,378.4
Assets under capital leases	72.0	69.5
Construction in progress	36.9	89.1
Total land, buildings and equipment	$5,520.4	$5,431.2
Less accumulated depreciation and amortization	(2,277.7)	(2,027.0)
Less amortization associated with assets under capital leases	(26.9)	(23.2)
Land, buildings and equipment, net	$3,215.8	$3,381.0

During fiscal 2015, we announced a plan to pursue sale-leaseback transactions of approximately 75 restaurant properties and our corporate headquarters. Of the 75 properties listed for sale-leaseback transactions, 14 were completed during fiscal 2015 generating proceeds of $44.9 million, resulting in a deferred gain of $6.7 million which will be amortized over the leaseback period on a straight-line basis. Subsequent to our fiscal 2015 year end, we completed an additional 15 individual restaurant sale-leaseback transactions, generating proceeds of approximately $63.6 million. We expect to complete the remainder of the sale-leaseback transactions during fiscal 2016.

NOTE 6 - SEGMENT INFORMATION

We manage our restaurant brands, Olive Garden, LongHorn Steakhouse, The Capital Grille, Yard House, Bahama Breeze, Seasons 52 and Eddie V's in North America as operating segments. The brands operate principally in the U.S. within full-service dining. We aggregate our operating segments into reportable segments based on a combination of the size, economic characteristics and sub-segment of full-service dining within which each brand operates. We have four reportable segments: 1) Olive Garden, 2) LongHorn Steakhouse, 3) Fine Dining and 4) Other Business. Prior to fiscal 2015, we aggregated all of our operating segments into one reportable segment. However, we believe disaggregating our one segment into these four reportable segments provides more beneficial information for our financial statement users.

The Olive Garden segment includes the results of our company-owned Olive Garden restaurants in the U.S. and Canada. The LongHorn Steakhouse segment includes the results of our company-owned LongHorn Steakhouse restaurants in the U.S. The Fine Dining segment aggregates our premium brands that operate within the fine-dining sub-segment of full-service dining and includes the results of our company-owned The Capital Grille and Eddie V's restaurants in the U.S. The Other Business segment aggregates our remaining brands and includes the results of our company-owned Yard House, Seasons 52 and Bahama Breeze restaurants in the U.S. This segment also includes results from our franchises and consumer-packaged goods sales.

External sales are derived principally from food and beverage sales, we do not rely on any major customers as a source of sales and the customers and long-lived assets of our reportable segments are predominantly in the U.S. There were no material transactions among reportable segments.

Our management uses segment profit as the measure for assessing performance of our segments. Segment profit includes revenues and expenses directly attributable to restaurant-level results of operations (sometimes referred to as restaurant-level earnings). These expenses include food and beverage costs, restaurant labor costs, restaurant expenses and marketing expenses.The following tables reconcile our segment results to our consolidated results reported in accordance with GAAP:

(in millions)	Olive Garden	LongHorn Steakhouse	Fine Dining	Other Business	Corporate	Consolidated
At May 31, 2015 and for the year ended
Sales	$3,789.6	$1,544.7	$500.1	$929.6	$—	$6,764.0
Restaurant and marketing expenses	3,089.1	1,304.8	405.2	785.7	—	5,584.8
Segment profit	$700.5	$239.9	$94.9	$143.9	$—	$1,179.2

Depreciation and amortization	$149.8	$71.6	$26.4	$47.3	$24.2	$319.3
Impairments and disposal of assets, net	28.2	0.4	—	21.0	12.5	62.1
Segment assets	1,625.1	1,261.1	865.6	1,054.6	1,188.3	5,994.7
Capital expenditures	118.9	67.4	22.9	83.4	3.9	296.5

(in millions)	Olive Garden	LongHorn Steakhouse	Fine Dining	Other Business	Corporate	Consolidated
At May 25, 2014 and for the year ended
Sales	$3,643.1	$1,383.9	$441.6	$817.0	$—	$6,285.6
Restaurant and marketing expenses	2,995.1	1,179.6	360.2	707.9	—	5,242.8
Segment profit	$648.0	$204.3	$81.4	$109.1	$—	$1,042.8

Depreciation and amortization	$149.6	$66.7	$24.3	$42.7	$21.1	$304.4
Impairments and disposal of assets, net	3.3	0.8	4.8	3.7	3.8	16.4
Segment assets	1,717.3	1,280.3	871.6	1,087.3	2,126.2	7,082.7
Capital expenditures	131.9	114.4	42.3	123.1	3.1	414.8

(in millions)	Olive Garden	LongHorn Steakhouse	Fine Dining	Other Business	Corporate	Consolidated
At May 26, 2013 and for the year ended
Sales	$3,684.8	$1,231.2	$396.4	$608.6	$—	$5,921.0
Restaurant and marketing expenses	2,977.6	1,043.2	320.3	516.6	—	4,857.7
Segment profit	$707.2	$188.0	$76.1	$92.0	$—	$1,063.3

Depreciation and amortization	$144.5	$60.1	$21.8	$32.0	$19.9	$278.3
Impairments and disposal of assets, net	0.2	0.5	—	—	0.2	0.9
Capital expenditures	214.4	151.9	34.4	103.3	6.1	510.1
Reconciliation of segment profit to earnings from continuing operation before income taxes:

	Fiscal Year
(in millions)	May 31, 2015	May 25, 2014	May 26, 2013
Segment profit	$1,179.2	$1,042.8	$1,063.3
Less general and administrative expenses	(430.2)	(413.1)	(384.1)
Less depreciation and amortization	(319.3)	(304.4)	(278.3)
Less impairments and disposal of assets, net	(62.1)	(16.4)	(0.9)
Less interest, net	(192.3)	(134.3)	(126.0)
Earnings before income taxes	$175.3	$174.6	$274.0

NOTE 7 - WORKFORCE REDUCTION
During fiscal 2014 and 2015, we performed reviews of our operations and support structure resulting in changes in our growth plans and related support structure needs. As a result, we had workforce reductions and program spending cuts in September 2013 (September 2013 Plan), January 2014 (January 2014 Plan), May 2014 (May 2014 Plan), November 2014 (November 2014 Plan) and May 2015 (May 2015 Plan). In accordance with these actions, we incurred employee termination benefits costs and other costs which are included in general and administrative expenses in our consolidated statements of earnings as follows:

(in millions)	Fiscal Year
	2015	2014
Employee termination benefits (1)	$37.4	$17.2
Other (2)	0.5	0.9
Total	$37.9	$18.1

(1)	Includes salary and stock-based compensation expense.

(2)	Includes postemployment medical, outplacement and relocation costs.
The following table summarizes the accrued employee termination benefits and other costs which are primarily included in other current liabilities on our consolidated balance sheet as of May 31, 2015:

(in millions)	September 2013 Plan	January 2014 Plan	May 2014 Plan	November 2014 Plan	May 2015 Plan	Payments	Adjustments	Balance at May 31, 2015

Employee termination benefits (1)	$7.7	$0.7	$5.0	$17.2	$7.0	$(23.4)	$0.7	$14.9
Other	0.8	0.1	0.2	0.4	0.2	(1.1)	(0.2)	0.4
Total	$8.5	$0.8	$5.2	$17.6	$7.2	$(24.5)	$0.5	$15.3

(1)	Excludes costs associated with stock options and restricted stock that will be settled in shares upon vesting.
We expect the remaining liability to be paid by the second quarter of fiscal 2017.

NOTE 8 - OTHER CURRENT LIABILITIES
The components of other current liabilities are as follows:

(in millions)	May 31, 2015	May 25, 2014
Non-qualified deferred compensation plan	$209.6	$228.8
Sales and other taxes	63.9	70.4
Insurance-related	37.4	35.8
Employee benefits	34.3	47.4
Contingent proceeds - Red Lobster disposition	31.5	—
Derivative liabilities	—	1.7
Accrued interest	11.4	19.9
Miscellaneous	61.0	53.4
Total other current liabilities	$449.1	$457.4

NOTE 9 - DEBT
The components of long-term debt are as follows:

(in millions)	May 31, 2015	May 25, 2014
7.125% debentures due February 2016	$—	$100.0
Variable-rate term loan (1.68% at May 31, 2015) due August 2017	285.0	300.0
6.200% senior notes due October 2017	500.0	500.0
3.790% senior notes due August 2019	—	80.0
4.500% senior notes due October 2021	121.9	400.0
3.350% senior notes due November 2022	111.1	450.0
4.520% senior notes due August 2024	10.0	220.0
6.000% senior notes due August 2035	150.0	150.0
6.800% senior notes due October 2037	300.0	300.0
Total long-term debt	$1,478.0	$2,500.0
Fair value hedge	3.6	1.6
Less unamortized discount and issuance costs	(14.3)	(23.2)
Total long-term debt less unamortized discount and issuance costs	$1,467.3	$2,478.4
Less current portion	(15.0)	(15.0)
Long-term debt, excluding current portion	$1,452.3	$2,463.4
During fiscal 2015, with proceeds from the disposition of Red Lobster, we retired approximately $1.01 billion aggregate principal of long-term debt, comprised of $278.1 million aggregate principal of our 4.500 percent senior notes due 2021, $338.9 million aggregate principal of our 3.350 percent senior notes due 2022, $80.0 million aggregate principal amount of our 3.790 percent senior notes due 2019, $210.0 million aggregate principal amount of our 4.520 percent senior notes due 2024 and $100.0 million aggregate principal amount of our outstanding 7.125 percent debentures due 2016.
In fiscal 2015, we recorded approximately $91.3 million of expenses associated with the retirement. These expenses included cash components for repurchase premiums and make-whole amounts of approximately $44.0 million and non-cash charges associated with hedge and loan cost write-offs of approximately $47.3 million. These amounts were recorded in interest, net in our consolidated statements of earnings.
The interest rates on our $500.0 million 6.200 percent senior notes due October 2017 and $300.0 million 6.800 percent senior notes due October 2037 are subject to adjustment from time to time if the debt rating assigned to such series of notes is downgraded below a certain rating level (or subsequently upgraded). The maximum adjustment is 2.000 percent above the initial

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

interest rate and the interest rate cannot be reduced below the initial interest rate. In October 2014, Moody's Investor Service downgraded our senior unsecured ratings to "Ba1" from "Baa3" resulting in an increase of 0.250 percent in the interest rates on our senior notes due in October 2017 and October 2037, effective as of the first day of the interest period during which the ratings change took place. Accordingly, our annual interest expense increased by $2.0 million as a result of these rate adjustments.

In April 2015, the FASB issued ASU 2015-03, Interest - Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs. This update requires debt issuance costs to be presented in the balance sheet as a direct deduction from the carrying amount of the related debt. This guidance is effective for us in the first quarter of fiscal 2017, however, we elected to early adopt this guidance in the fourth quarter of fiscal 2015. As of May 31, 2015, we have reclassified debt issuance costs associated with our long-term debt from other assets to long-term debt, less current portion. Prior year amounts have been reclassified to conform to the current year classification resulting in an adjustment to long-term debt of $18.0 million for the year ended May 25, 2014.
The aggregate contractual maturities of long-term debt for each of the five fiscal years subsequent to May 31, 2015, and thereafter are as follows:

(in millions)
Fiscal Year	Amount
2016	$15.0
2017	15.0
2018	755.0
2019	—
2020	—
Thereafter	693.0
Long-term debt	$1,478.0
We maintain a $750.0 million revolving Credit Agreement (Revolving Credit Agreement), with Bank of America, N.A. (BOA) as administrative agent, and the lenders and other agents party thereto. The Revolving Credit Agreement is a senior unsecured credit commitment to the Company and contains customary representations and affirmative and negative covenants (including limitations on liens and subsidiary debt and a maximum consolidated lease adjusted total debt to total capitalization ratio of 0.75 to 1.00) and events of default usual for credit facilities of this type. As of May 31, 2015, we were in compliance with all covenants under the Revolving Credit Agreement.
The Revolving Credit Agreement matures on October 24, 2018 and the proceeds may be used for commercial paper back-up, working capital and capital expenditures, the refinancing of certain indebtedness, certain acquisitions and general corporate purposes. Loans under the Revolving Credit Agreement bear interest at a rate of LIBOR plus a margin determined by reference to a ratings-based pricing grid (Applicable Margin), or the base rate (which is defined as the highest of the BOA prime rate, the Federal Funds rate plus 0.500 percent, and the Eurocurrency Rate plus 1.00 percent) plus the Applicable Margin. Assuming a “BBB-” equivalent credit rating level, the Applicable Margin under the Revolving Credit Agreement will be 1.300 percent for LIBOR loans and 0.300 percent for base rate loans.
The components of short-term debt are as follows:

(in millions)	May 31, 2015	May 25, 2014
Commercial paper	$—	$207.6
The weighted-average interest rate on commercial paper borrowings as of May 25, 2014 was 0.80 percent.

NOTE 10 – DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
We use financial and commodities derivatives to manage interest rate, equity-based compensation and commodities pricing and foreign currency exchange rate risks inherent in our business operations. By using these instruments, we expose ourselves, from time to time, to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. We minimize this credit risk by entering into transactions with high-quality counterparties. We currently do not have any provisions in our agreements with counterparties that would require either party to hold or post collateral in the event that the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

market value of the related derivative instrument exceeds a certain limit. As such, the maximum amount of loss due to counterparty credit risk we would incur at May 31, 2015, if counterparties to the derivative instruments failed completely to perform, would approximate the values of derivative instruments currently recognized as assets on our consolidated balance sheet. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, commodity prices, or the market price of our common stock. We minimize this market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.
We are currently party to interest-rate swap agreements with $200.0 million of notional value to limit the risk of changes in fair value of $100.0 million of the $121.9 million 4.500 percent senior notes due October 2021 and $100.0 million of the $500.0 million 6.200 percent senior notes due October 2017. The swap agreements effectively swap the fixed-rate obligations for floating-rate obligations, thereby mitigating changes in fair value of the related debt prior to maturity. The swap agreements were designated as fair value hedges of the related debt and met the requirements to be accounted for under the short-cut method, resulting in no ineffectiveness in the hedging relationship. During fiscal 2015, 2014 and 2013, $3.6 million, $2.9 million and $3.0 million, respectively, was recorded as a reduction to interest expense related to net swap settlements.
We enter into equity forward contracts to hedge the risk of changes in future cash flows associated with the unvested, unrecognized Darden stock units. The equity forward contracts will be settled at the end of the vesting periods of their underlying Darden stock units, which range between four and five years. The contracts were initially designated as cash flow hedges to the extent the Darden stock units are unvested and, therefore, unrecognized as a liability in our financial statements. As of May 31, 2015, we were party to equity forward contracts that were indexed to 0.8 million shares of our common stock, at varying forward rates between $41.46 per share and $52.66 per share, extending through August 2018. The forward contracts can only be net settled in cash. As the Darden stock units vest, we will de-designate that portion of the equity forward contract that no longer qualifies for hedge accounting and changes in fair value associated with that portion of the equity forward contract will be recognized in current earnings. We periodically incur interest on the notional value of the contracts and receive dividends on the underlying shares. These amounts are recognized currently in earnings as they are incurred or received.
We entered into equity forward contracts to hedge the risk of changes in future cash flows associated with recognized, cash-settled performance stock units and employee-directed investments in Darden stock within the non-qualified deferred compensation plan. The equity forward contracts are indexed to 0.2 million shares of our common stock at forward rates between $46.17 and $51.95 per share, can only be net settled in cash and expire between fiscal 2016 and 2019. We did not elect hedge accounting with the expectation that changes in the fair value of the equity forward contracts would offset changes in the fair value of the performance stock units and Darden stock investments in the non-qualified deferred compensation plan within general and administrative expenses in our consolidated statements of earnings.

The notional and fair values of our derivative contracts are as follows:

(in millions)	Notional Values		Balance Sheet Location	Fair Values
				Derivative Assets		Derivative Liabilities
	May 31, 2015	May 25, 2014		May 31, 2015	May 25, 2014	May 31, 2015	May 25, 2014
Derivative contracts designated as hedging instruments
Commodity contracts	$—	$0.9	(1)	$—	$—	$—	$—
Equity forwards	11.4	20.6	(1)	0.4	—	—	(0.5)
Interest rate related	200.0	200.0	(1)	3.6	1.6	—	—
Foreign currency forwards	—	0.3	(1)	—	0.1	—	—
				$4.0	$1.7	$—	$(0.5)
Derivative contracts not designated as hedging instruments
Commodity contracts	$—	$—	(1)	$—	$—	$—	$—
Equity forwards	51.7	47.4	(1)	1.3	—	—	(1.2)
				$1.3	$—	$—	$(1.2)
Total derivative contracts				$5.3	$1.7	$—	$(1.7)

(1)	Derivative assets and liabilities are included in receivables, net, prepaid expenses and other current assets, and other current liabilities, as applicable, on our consolidated balance sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The effects of derivative instruments in cash flow hedging relationships in the consolidated statements of earnings are as follows:

(in millions)	Amount of Gain (Loss) Recognized in AOCI (Effective Portion)			Location of Gain (Loss) Reclassified from AOCI to Earnings	Amount of Gain (Loss) Reclassified from AOCI to Earnings (Effective Portion)			Location of Gain (Loss) Recognized in Earnings (Ineffective Portion)	(1) Amount of Gain (Loss) Recognized in Earnings (Ineffective Portion)
	Fiscal Year				Fiscal Year				Fiscal Year
	2015	2014	2013		2015	2014	2013		2015	2014	2013
Commodity	$—	$0.6	$0.7	(2)	$—	$0.4	$0.4	(2)	$—	$—	$—
Equity	2.1	(3.5)	(2.8)	(3)	(1.0)	(0.8)	0.2	(3)	1.1	1.4	1.1
Interest rate	—	—	(10.1)	Interest, net	(45.7)	(10.3)	(8.3)	Interest, net	—	—	—
Foreign currency	—	0.5	(0.5)	(4)	—	1.0	—	(4)	—	—	—
	$2.1	$(2.4)	$(12.7)		$(46.7)	$(9.7)	$(7.7)		$1.1	$1.4	$1.1

(1)
Generally, all of our derivative instruments designated as cash flow hedges have some level of ineffectiveness, which is recognized currently in earnings. However, as these amounts are generally nominal and our consolidated financial statements are presented “in millions,” these amounts may appear as zero in this tabular presentation.

(2)
Location of the gain (loss) reclassified from AOCI to earnings as well as the gain (loss) recognized in earnings for the ineffective portion of the hedge is food and beverage costs and restaurant expenses.

(3)
Location of the gain (loss) reclassified from AOCI to earnings as well as the gain (loss) recognized in earnings for the ineffective portion of the hedge is restaurant labor expenses and general and administrative expenses.

(4)
Location of the gain (loss) reclassified from AOCI to earnings as well as the gain (loss) recognized in earnings for the ineffective portion of the hedge is food and beverage costs and general and administrative expenses.

The effects of derivative instruments in fair value hedging relationships in the consolidated statements of earnings are as follows:

(in millions)	Amount of Gain (Loss) Recognized in Earnings on Derivatives			Location of Gain (Loss) Recognized in Earnings on Derivatives	Hedged Item in Fair Value Hedge Relationship	Amount of Gain (Loss) Recognized in Earnings on Related Hedged Item			Location of Gain (Loss) Recognized in Earnings on Related Hedged Item
	Fiscal Year					Fiscal Year
	2015	2014	2013			2015	2014	2013
Interest rate	$2.0	$(0.3)	$(1.3)	Interest, net	Debt	$(2.0)	$0.3	$1.3	Interest, net

The effects of derivatives not designated as hedging instruments in the consolidated statements of earnings are as follows:

(in millions)	Location of Gain (Loss) Recognized in Earnings	Amount of Gain (Loss) Recognized in Earnings
		Fiscal Year
		2015	2014	2013
Commodity contracts	Food and beverage costs and restaurant expenses	$—	$—	$(0.1)
Equity forwards	Restaurant labor expenses	4.0	(0.5)	1.6
Equity forwards	General and administrative expenses	9.2	(1.3)	1.4
		$13.2	$(1.8)	$2.9
Based on the fair value of our derivative instruments designated as cash flow hedges as of May 31, 2015, we expect to reclassify $4.9 million of net losses on derivative instruments from accumulated other comprehensive income (loss) to earnings during the next 12 months based on the maturity of equity forwards and the amortization of deferred losses on settled interest-rate related instruments. However, the amounts ultimately realized in earnings will be dependent on the fair value of the contracts on the settlement dates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – FAIR VALUE MEASUREMENTS
The fair values of cash equivalents, receivables, net, accounts payable and short-term debt approximate their carrying amounts due to their short duration.
The following tables summarize the fair values of financial instruments measured at fair value on a recurring basis at May 31, 2015 and May 25, 2014:

Items Measured at Fair Value at May 31, 2015
(in millions)		Fair Value of Assets (Liabilities)	Quoted Prices in Active Market for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fixed-income securities:
Corporate bonds	(1)	$2.2	$—	$2.2	$—
U.S. Treasury securities	(2)	5.0	5.0	—	—
Mortgage-backed securities	(1)	1.6	—	1.6	—
Derivatives:
Equity forwards	(3)	1.7	—	1.7	—
Interest rate swaps	(4)	3.6	—	3.6	—
Total		$14.1	$5.0	$9.1	$—

Items Measured at Fair Value at May 25, 2014
(in millions)		Fair Value of Assets (Liabilities)	Quoted Prices in Active Market for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fixed-income securities:
Corporate bonds	(1)	$9.7	$—	$9.7	$—
U.S. Treasury securities	(2)	6.1	6.1	—	—
Mortgage-backed securities	(1)	2.6	—	2.6	—
Derivatives:
Equity forwards	(3)	(1.7)	—	(1.7)	—
Interest rate locks & swaps	(4)	1.6	—	1.6	—
Foreign currency forwards	(5)	0.1	—	0.1	—
Total		$18.4	$6.1	$12.3	$—

(1)
The fair value of these securities is based on closing market prices of the investments, when applicable, or, alternatively, valuations utilizing market data and other observable inputs, inclusive of the risk of nonperformance.

(2)	The fair value of our U.S. Treasury securities is based on closing market prices.

(3)	The fair value of our equity forwards is based on the closing market value of Darden stock, inclusive of the risk of nonperformance.

(4)	The fair value of our interest rate lock and swap agreements is based on current and expected market interest rates, inclusive of the risk of nonperformance.

(5)	The fair value of our foreign currency forward contracts is based on closing forward exchange market prices, inclusive of the risk of nonperformance.

The carrying value and fair value of long-term debt including the amounts included in current liabilities, as of May 31, 2015, was $1.47 billion and $1.57 billion, respectively. The carrying value and fair value of long-term debt including the amounts included in current liabilities as of May 25, 2014, was $2.48 billion and $2.63 billion, respectively. The fair value of long-term debt, which

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

is classified as Level 2 in the fair value hierarchy, is determined based on market prices or, if market prices are not available, the present value of the underlying cash flows discounted at our incremental borrowing rates.

The fair value of non-financial assets measured at fair value on a non-recurring basis as of May 31, 2015 was approximately $55.4 million. Adjustments to the fair values of these non-financial assets as of May 31, 2015 are discussed in Note 4 - Impairments and Disposal of Assets, Net. The fair value of non-financial assets measured at fair value on a non-recurring basis, which is classified as Level 3 in the fair value hierarchy, is determined based on appraisals or sales prices of comparable assets and estimates of future cash flows. Adjustments to the fair values of non-financial assets measured at fair value on a non-recurring basis as of May 25, 2014 were generally related to impairments of property to be disposed of and were not material.

NOTE 12 - FINANCIAL INSTRUMENTS
Marketable securities are carried at fair value and consist of available-for-sale securities related to insurance funding requirements for our workers' compensation and general liability claims. The following table summarizes cost and market value for our securities that qualify as available-for-sale as of May 31, 2015:

(in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Available-for-sale securities	$8.8	$—	$—	$8.8

Earnings include insignificant realized gains and loss from sales of available-for-sale securities. At May 31, 2015, the scheduled maturities of our available-for-sale securities are as follows:

(in millions)	Cost	Market Value
Less than 1 year	$1.7	$1.7
1 to 3 years	6.4	6.4
3 to 5 years	0.7	0.7
Total	$8.8	$8.8

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

(in millions)	May 31, 2015
Share repurchase authorizations	187.4
Cumulative shares repurchased	182.0

In July 2014, as part of the previously authorized share repurchase program, we entered into accelerated share repurchase (ASR) agreements with Goldman, Sachs & Co. and Wells Fargo Bank, National Association (Dealers). The ASR program provided for the repurchase of an aggregate of $500.0 million of our common stock.  Under the ASR agreements, we paid an aggregate of $500.0 million to the Dealers in August 2014 and received an initial delivery of approximately 8.6 million shares on October 1, 2014. In December 2014, the ASR program was completed and we received the final delivery of approximately 1.3 million shares. The total number of shares we purchased in connection with the ASR transactions was based on a combined discounted volume-weighted average price (VWAP) of $50.12 per share which was determined based on the average of the daily VWAP of our common stock over the duration of the program, less an agreed discount. Upon receipt, the repurchased shares were retired and restored to authorized but unissued shares of common stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The total shares and related cost of our common stock we repurchased was as follows:

(in millions)	Fiscal Year
	2015		2014		2013
	Shares	Cost	Shares	Cost	Shares	Cost
Repurchases of common stock	10.0	$502.3	—	$0.5	1.0	$52.4
As of May 31, 2015, of the 182.0 million cumulative shares repurchased, 169.3 million shares were retired and restored to authorized but unissued shares of common stock. We expect that all shares of common stock acquired in the future will also be restored to authorized but unissued shares of common stock.
Stockholders’ Rights Plan
In connection with the announced REIT transaction, our Board approved a Rights Agreement dated June 23, 2015, to deter any person from acquiring ownership of more than 9.8 percent of our common stock during the period leading up to the REIT transaction. Under the Rights Agreement, each share of our common stock has associated with it one right to purchase one thousandth of a share of our Series A Junior Participating Cumulative Preferred Stock at a purchase price of $156.26 per share, subject to adjustment under certain circumstances to prevent dilution. The rights are exercisable when, and are not transferable apart from our common stock until, a person or group has acquired 9.8 percent or more, or makes a tender offer for 9.8 percent or more, of our common stock. If the specified percentage of our common stock is then acquired, each right will entitle the holder (other than the acquiring company) to receive, upon exercise, common stock having a value equal to two times the exercise price of the right. The rights are redeemable by our Board of Directors under certain circumstances and expire on June 23, 2016. The Rights Plan will not prohibit tender or exchange offers for all of the stock of the Company, as if no rights plan existed.

Accumulated Other Comprehensive Income (Loss)
The components of accumulated other comprehensive income (loss), net of tax, are as follows:

(in millions)	Foreign Currency Translation Adjustment	Unrealized Gains (Losses) on Marketable Securities	Unrealized Gains (Losses) on Derivatives	Benefit Plan Funding Position	Accumulated Other Comprehensive Income (Loss)
Balances at May 26, 2013	$(1.8)	$0.2	$(53.8)	$(77.4)	$(132.8)
Gain (loss)	(2.9)	(0.1)	(2.9)	(1.7)	(7.6)
Reclassification realized in net earnings	—	—	6.3	6.0	12.3
Balances at May 25, 2014	$(4.7)	$0.1	$(50.4)	$(73.1)	$(128.1)
Gain (loss)	(4.3)	—	2.1	3.1	0.9
Reclassification realized in net earnings	7.3	—	29.2	4.1	40.6
Balances at May 31, 2015	$(1.7)	$0.1	$(19.1)	$(65.9)	$(86.6)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Reclassifications related to foreign currency translation primarily relate to the disposition of Red Lobster and are included in earnings from discontinued operations, net of tax expense in our consolidated statement of earnings. The following table presents the amounts and line items in our consolidated statements of earnings where other adjustments reclassified from AOCI into net earnings were recorded:

		Fiscal Year
(in millions) AOCI Components	Location of Gain (Loss) Recognized in Earnings	May 31, 2015	May 25, 2014
Derivatives
Commodity contracts	(1)	$—	$0.4
Equity contracts	(2)	(1.0)	(0.8)
Interest rate contracts	Interest, net	(45.7)	(10.3)
Foreign currency contracts	(2)	—	1.0
	Total before tax	$(46.7)	$(9.7)
	Tax benefit	17.5	3.4
	Net of tax	$(29.2)	$(6.3)

Benefit plan funding position
Pension/postretirement plans
Actuarial losses	(3)	$(2.6)	$(9.0)
Prior service costs	(3)	—	(0.1)
Settlement (loss)/curtailment gain	(3)	(6.1)	0.5
Total - pension/postretirement plans		$(8.7)	$(8.6)
Recognized net actuarial gain/(loss) - other plans	(4)	1.8	(1.4)
	Total before tax	$(6.9)	$(10.0)
	Tax benefit	2.8	4.0
	Net of tax	$(4.1)	$(6.0)

(1)	Primarily included in food and beverage costs and restaurant expenses. See Note 10 for additional details.

(2)	Primarily included in restaurant labor costs and general and administrative expenses. See Note 10 for additional details.

(3)
Included in the computation of net periodic benefit costs - pension and postretirement plans, which is a component of restaurant labor expenses and general and administrative expenses. See Note 17 for additional details.

(4)	Included in the computation of net periodic benefit costs - other plans, which is a component of general and administrative expenses.

NOTE 14 – LEASES
An analysis of rent expense incurred related to restaurants in continuing operations is as follows:

(in millions)	Fiscal Year
	2015	2014	2013
Restaurant minimum rent	$167.0	$146.4	$125.8
Restaurant rent averaging expense	16.7	26.9	24.2
Restaurant percentage rent	7.7	6.6	6.0
Other	3.5	5.5	5.6
Total rent expense	$194.9	$185.4	$161.6

Total rent expense included in discontinued operations was $6.2 million, $36.2 million and $34.6 million for fiscal 2015, 2014 and 2013, respectively. These amounts include restaurant minimum rent of $5.8 million, $33.0 million and $31.8 million for fiscal 2015, 2014 and 2013, respectively.

The annual future lease commitments under capital lease obligations and noncancelable operating and financing leases, including those related to restaurants reported as discontinued operations, for each of the five fiscal years subsequent to May 31, 2015 and thereafter is as follows:

(in millions)
Fiscal Year	Capital	Financing	Operating
2016	$5.7	$6.6	$189.8
2017	5.9	6.8	180.1
2018	6.0	6.9	165.6
2019	6.1	7.0	147.2
2020	6.1	7.2	128.7
Thereafter	55.0	117.7	360.9
Total future lease commitments	$84.8	$152.2	$1,172.3
Less imputed interest (at 6.5%), (various)	(30.3)	(76.9)
Present value of future lease commitments	$54.5	$75.3
Less current maturities	(2.4)	(1.2)
Obligations under capital and financing leases, net of current maturities	$52.1	$74.1

During fiscal 2015 we began marketing selected properties for individual sale-leaseback transactions through which we sell the assets at fair value and subsequently lease them back. The resulting leases generally qualify and are accounted for as operating leases. The operating leases that resulted from the completed transactions are included in the above table.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - INTEREST, NET
The components of interest, net are as follows:

(in millions)	Fiscal Year
	2015	2014	2013
Interest expense (1)	$186.2	$134.0	$126.2
Imputed interest on capital and financing leases	8.0	3.5	3.6
Capitalized interest	(1.3)	(2.6)	(2.9)
Interest income	(0.6)	(0.6)	(0.9)
Interest, net	$192.3	$134.3	$126.0

(1)	Interest expense in fiscal 2015 includes approximately $91.3 million of expenses associated with the retirement of long-term debt. See Note 9 - Debt.

Capitalized interest was computed using our average borrowing rate. Interest paid, net of amounts capitalized was as follows:

(in millions)	Fiscal Year
	2015	2014	2013
Interest paid, net of amounts capitalized (1)	$142.8	$117.5	$112.6

(1)	Interest paid in fiscal 2015 includes approximately $44.0 million of payments associated with the retirement of long-term debt. See Note 9 - Debt.

NOTE 16 - INCOME TAXES
Total income tax expense was allocated as follows:

(in millions)	Fiscal Year
	2015	2014	2013
Earnings from continuing operations	$(21.1)	$(8.6)	$36.7
Earnings from discontinued operations	344.8	32.3	72.7
Total consolidated income tax expense	$323.7	$23.7	$109.4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The components of earnings from continuing operations before income taxes and the provision for income taxes thereon are as follows:

(in millions)	Fiscal Year
	2015	2014	2013
Earnings from continuing operations before income taxes:
U.S.	$172.5	$189.2	$278.0
Foreign	2.8	(14.6)	(4.0)
Earnings from continuing operations before income taxes	$175.3	$174.6	$274.0
Income taxes:
Current:
Federal	$(12.7)	$39.5	$26.1
State and local	(15.4)	5.4	7.9
Foreign	6.9	3.0	3.5
Total current	$(21.2)	$47.9	$37.5
Deferred (principally U.S.):
Federal	—	(43.7)	6.9
State and local	0.1	(12.8)	(7.7)
Total deferred	$0.1	$(56.5)	$(0.8)
Total income taxes	$(21.1)	$(8.6)	$36.7

Income taxes paid on a consolidated basis were as follows:

(in millions)	Fiscal Year
	2015	2014	2013
Income taxes paid (1)	$290.7	$90.0	$98.5

(1)	Income taxes paid in fiscal 2015 were higher primarily as a result of the gain recognized on the sale of Red Lobster.

The following table is a reconciliation of the U.S. statutory income tax rate to the effective income tax rate from continuing operations included in the accompanying consolidated statements of earnings:

	Fiscal Year
	2015	2014	2013
U.S. statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefits	(6.6)	(2.7)	—
Benefit of federal income tax credits	(34.0)	(30.3)	(18.1)
Other, net	(6.4)	(6.9)	(3.5)
Effective income tax rate	(12.0)%	(4.9)%	13.4%

As of May 31, 2015, we had estimated current prepaid state income taxes of $18.9 million which is included on our accompanying consolidated balance sheets as prepaid income taxes, and estimated current federal income taxes payable of $12.6 million, which is included on our accompanying consolidated balance sheets as accrued income taxes.
As of May 31, 2015, we had unrecognized tax benefits of $13.7 million, which represents the aggregate tax effect of the differences between tax return positions and benefits recognized in our consolidated financial statements, all of which would favorably affect the effective tax rate if resolved in our favor.
In the fourth quarter of 2015, we reached a settlement with the IRS Appeals Division on a previous claim reported on either originally filed or amended tax returns for the 2009 through 2012 fiscal tax years. As a result of this settlement, we recognized a favorable tax benefit of $9.9 million and a reduction in our unrecognized tax benefit of $29.7 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits follows:

(in millions)
Balances at May 25, 2014	$38.1
Additions related to current-year tax positions	4.1
Additions related to prior-year tax positions	10.2
Reductions due to settlements with taxing authorities	(37.2)
Reductions to tax positions due to statute expiration	(1.5)
Balances at May 31, 2015	$13.7
We recognize accrued interest related to unrecognized tax benefits in income tax expense. Penalties, when incurred, are recognized in general and administrative expense. Interest expense associated with unrecognized tax benefits, excluding the release of accrued interest related to prior year matters due to settlement or the lapse of the statute of limitations was as follows:

(in millions)	Fiscal Year
	2015	2014	2013
Interest expense on unrecognized tax benefits	$1.1	$0.4	$0.5

At May 31, 2015, we had $0.7 million accrued for the payment of interest associated with unrecognized tax benefits.

For U.S. federal income tax purposes, we participate in the Internal Revenue Service's (IRS) Compliance Assurance Process (CAP) whereby our U.S. federal income tax returns are reviewed by the IRS both prior to and after their filing. Income tax returns are subject to audit by state and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws. The major jurisdictions in which the Company files income tax returns include the U.S. federal jurisdiction, Canada, and all states in the U.S. that have an income tax. With a few exceptions, the Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before fiscal 2014, and state and local, or non-U.S. income tax examinations by tax authorities for years before fiscal 2011.
Included in the balance of unrecognized tax benefits at May 31, 2015 is $0.7 million related to tax positions for which it is reasonably possible that the total amounts could change during the next 12 months based on the outcome of examinations. The $0.7 million relates to items that would impact our effective income tax rate.
The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

(in millions)	May 31, 2015	May 25, 2014
Accrued liabilities	$104.9	$111.0
Compensation and employee benefits	186.6	216.3
Deferred rent and interest income	88.9	102.2
Net operating loss, credit and charitable contribution carryforwards	50.1	57.3
Other	6.5	7.9
Gross deferred tax assets	$437.0	$494.7
Valuation allowance	(13.5)	(16.5)
Deferred tax assets, net of valuation allowance	$423.5	$478.2
Trademarks and other acquisition related intangibles	(220.6)	(209.4)
Buildings and equipment	(337.1)	(396.1)
Capitalized software and other assets	(28.1)	(26.6)
Other	(22.1)	(8.2)
Gross deferred tax liabilities	$(607.9)	$(640.3)
Net deferred tax liabilities	$(184.4)	$(162.1)

Net operating loss, credit and charitable contribution carryforwards have the potential to expire. We have taken current and potential future expirations into consideration when evaluating the need for valuation allowances against these deferred tax assets. A valuation allowance for deferred tax assets is provided when it is more likely than not that some portion or all of the deferred

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

tax assets will not be realized. Realization is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which our deferred tax assets are deductible, we believe it is more-likely-than-not that we will realize the benefits of these deductible differences, net of the existing valuation allowances at May 31, 2015.
NOTE 17 - RETIREMENT PLANS
Defined Benefit Plans and Postretirement Benefit Plan

Certain of our employees are eligible to participate in a retirement plan. We sponsor non-contributory defined benefit pension plans, which have been frozen, for a group of salaried employees in the United States, in which benefits are based on various formulas that include years of service and compensation factors; and for a group of hourly employees in the United States, in which a fixed level of benefits is provided. Pension plan assets are primarily invested in U.S. and International equities as well as long-duration bonds and real estate investments. Our policy is to fund, at a minimum, the amount necessary on an actuarial basis to provide for benefits in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended and the Internal Revenue Code (IRC), as amended by the Pension Protection Act of 2006. We also sponsor a non-contributory postretirement benefit plan that provides health care benefits to our salaried retirees.
Fundings related to the defined benefit pension plans and postretirement benefit plans, which are funded on a pay-as-you-go basis, were as follows:

(in millions)	Fiscal Year
	2015	2014	2013
Defined benefit pension plans funding	$0.4	$0.4	$2.4
Postretirement benefit plan funding	1.1	0.9	0.8

We expect to contribute approximately $0.4 million to our defined benefit pension plans and approximately $1.1 million to our postretirement benefit plan during fiscal 2016.
We are required to recognize the over-or-under-funded status of the plans as an asset or liability as measured by the difference between the fair value of the plan assets and the benefit obligation and any unrecognized prior service costs and actuarial gains and losses as a component of accumulated other comprehensive income (loss), net of tax.

During the second quarter of fiscal 2015, the postretirement benefit plan was changed from a self-insured plan to a retiree health exchange with a subsidy to eligible participants through a Health Reimbursement Account (HRA). As a result of these changes, the plan was remeasured resulting in a $23.7 million pre-tax reduction in the accumulated postretirement benefit obligation which is reflected as a prior year service credit. This credit is being amortized into expense over the expected remaining service period of the fully eligible active participant population and is expected to reduce fiscal 2015 expense by $3.4 million.
Additionally, during the fourth quarter of fiscal 2015, the defined benefit pension plan recognized $6.1 million of unrecognized loss in net periodic benefit cost due to a settlement charge triggered by lump sum payouts during the fiscal year exceeding the sum of service and interest costs.
The following provides a reconciliation of the changes in the plan benefit obligation, fair value of plan assets and the funded status of the plans as of May 31, 2015 and May 25, 2014:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in millions)	Defined Benefit Plans		Postretirement Benefit Plan
	2015	2014	2015	2014
Change in Benefit Obligation:
Benefit obligation at beginning of period	$283.9	$276.8	$38.5	$29.9
Service cost	1.1	4.4	0.5	0.7
Interest cost	10.0	10.2	1.0	1.4
Plan amendments	—	(0.6)	(26.9)	—
Plan curtailments	—	(6.4)	—	(4.8)
Plan settlements	(15.8)	—	—	—
Participant contributions	—	—	0.4	0.5
Benefits paid	(8.6)	(13.3)	(1.5)	(1.4)
Actuarial loss	17.8	12.8	6.0	12.2
Benefit obligation at end of period	$288.4	$283.9	$18.0	$38.5

Change in Plan Assets:
Fair value at beginning of period	$243.9	$234.1	$—	$—
Actual return on plan assets	16.7	22.7	—	—
Employer contributions	0.4	0.4	1.1	0.9
Plan settlements	(15.8)	—	—	—
Participant contributions	—	—	0.4	0.5
Benefits paid	(8.6)	(13.3)	(1.5)	(1.4)
Fair value at end of period	$236.6	$243.9	$—	$—

Reconciliation of the Plans’ Funded Status:
Unfunded status at end of period	$(51.8)	$(40.0)	$(18.0)	$(38.5)

The following is a detail of the balance sheet components of each of our plans and a reconciliation of the amounts included in accumulated other comprehensive income (loss):

(in millions)	Defined Benefit Plans		Postretirement Benefit Plan
	May 31, 2015	May 25, 2014	May 31, 2015	May 25, 2014
Components of the Consolidated Balance Sheets:
Current liabilities	$—	$—	$1.1	$1.1
Non-current liabilities	51.8	40.0	16.9	37.4
Net amounts recognized	$51.8	$40.0	$18.0	$38.5
Amounts Recognized in Accumulated Other Comprehensive Income (Loss), net of tax:
Prior service (cost) credit	$—	$—	$14.9	$—
Net actuarial gain (loss)	(68.7)	(64.0)	(9.0)	(5.8)
Net amounts recognized	$(68.7)	$(64.0)	$5.9	$(5.8)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following is a summary of our accumulated and projected benefit obligations for our defined benefit plans:

(in millions)	May 31, 2015	May 25, 2014
Accumulated benefit obligation for all defined benefit plans	$288.4	$283.3
Pension plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligation	288.4	283.3
Fair value of plan assets	236.6	243.9
Projected benefit obligations for all plans with projected benefit obligations in excess of plan assets	288.4	283.9

The following table presents the weighted-average assumptions used to determine benefit obligations and net expense:

	Defined Benefit Plans		Postretirement Benefit Plan
	2015	2014	2015	2014
Weighted-average assumptions used to determine benefit obligations at May 31 and May 25 (1)
Discount rate	4.43%	4.41%	4.22%	4.45%
Rate of future compensation increases	N/A	3.86%	N/A	N/A
Weighted-average assumptions used to determine net expense for fiscal years ended May 31 and May 25 (2)
Discount rate	4.41%	4.60%	4.26%	4.74%
Expected long-term rate of return on plan assets	7.00%	8.00%	N/A	N/A
Rate of future compensation increases	3.86%	4.04%	N/A	N/A

(1)	Determined as of the end of fiscal year.

(2)	Determined as of the beginning of fiscal year.
We set the discount rate assumption annually for each of the plans at their valuation dates to reflect the yield of high-quality fixed-income debt instruments, with lives that approximate the maturity of the plan benefits. Additionally, for our mortality assumption as of fiscal year end, we selected the most recent RP-2014 mortality tables and MP-2014 mortality improvement scale to measure the benefit obligations. The expected long-term rate of return on plan assets is based upon several factors, including our historical assumptions compared with actual results, an analysis of current market conditions, asset fund allocations and the views of leading financial advisers and economists.

We reduced our expected long-term rate of return on plan assets for our defined benefit plan from 9.0 percent used in fiscal 2013 to 8.0 percent used in fiscal 2014 and then to 7.0 percent for fiscal 2015 in connection with our current expectations for long-term returns and target asset fund allocation. In developing our expected rate of return assumption, we have evaluated the actual historical performance and long-term return projections of the plan assets, which give consideration to the asset mix and the anticipated timing of the pension plan outflows. We employ a total return investment approach whereby a mix of equity and fixed-income investments are used to maximize the long-term return of plan assets for what we consider a prudent level of risk. Our historical 10-year, 15-year and 20-year rates of return on plan assets, calculated using the geometric method average of returns, are approximately 8.3 percent, 7.8 percent and 9.6 percent, respectively, as of May 31, 2015. Our Benefit Plans Committee sets the investment policy for the Defined Benefit Plans and oversees the investment allocation, which includes setting long-term strategic targets. Our overall investment strategy is to achieve appropriate diversification through a mix of equity investments, which may include U.S., international, and private equities, as well as long-duration bonds and real estate investments. Currently, our target asset fund allocation is 41.0 percent U.S. equities, 40.0 percent high-quality, long-duration fixed-income securities, 16.0 percent international equities and 3.0 percent real estate securities. The investment policy establishes a re-balancing band around the established targets within which the asset class weight is allowed to vary. Equity securities, international equities and fixed-income securities include investments in various industry sectors. Investments in real estate securities follow different strategies designed to maximize returns, allow for diversification and provide a hedge against inflation. Our current positioning is neutral on investment style between value and growth companies and large and small cap companies. We monitor our actual asset fund allocation to ensure that it approximates our target allocation and believe that our long-term asset fund allocation will continue to approximate our target allocation. Investments held in the U.S. commingled fund, U.S. corporate securities, an international commingled fund, U.S. government fixed-income securities, a global fixed income commingled fund, public sector utility securities, and an emerging markets commingled and represented approximately 32.0 percent, 17.5 percent, 10.8 percent, 10.6 percent, 10.2 percent, 6.1 percent and 5.6 percent, respectively, of total plan assets and represents the only significant

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

concentrations of risk related to a single entity, sector, country, commodity or investment fund. No other single sector concentration of assets exceeded 5.0 percent of total plan assets.
The discount rate and expected return on plan assets assumptions have a significant effect on amounts reported for defined benefit pension plans. A quarter percentage point change in the defined benefit plans’ discount rate and the expected long-term rate of return on plan assets would increase or decrease earnings before income taxes by $0.0 million and $0.5 million, respectively.
Due to the fiscal 2015 postretirement benefit plan changes, health care cost trend rates no longer significantly effects the amounts reported for the plan. As result, the only assumption that has a significant effect on the amounts reported for the postretirement benefit plan is the discount rate. A quarter percentage point change in the postretirement benefit plan’s discount rate would increase or decrease earnings before income taxes by $0.1 million.
Components of net periodic benefit cost included in continuing operations are as follows:

(in millions)	Defined Benefit Plans			Postretirement Benefit Plan
	2015	2014	2013	2015	2014	2013
Service cost	$1.1	$4.4	$4.7	$0.5	$0.7	$0.8
Interest cost	10.0	10.2	9.9	1.0	1.4	1.3
Expected return on plan assets	(15.2)	(17.1)	(19.4)	—	—	—
Amortization of unrecognized prior service cost	—	0.1	0.1	(2.8)	(0.1)	(0.1)
Recognized net actuarial loss	2.6	9.0	8.8	0.8	—	—
Settlement loss recognized	6.1	—	—	—	—	—
Curtailment gain recognized	—	(0.5)	—	—	—	—
Net pension and postretirement cost (benefit)	$4.6	$6.1	$4.1	$(0.5)	$2.0	$2.0

The amortization of the net actuarial gain (loss) component of our fiscal 2016 net periodic benefit cost for the defined benefit plans and postretirement benefit plan is expected to be approximately $(2.8) million and $3.8 million, respectively.

The fair values of the defined benefit pension plans assets at their measurement dates of May 31, 2015 and May 25, 2014, are as follows:

		Items Measured at Fair Value at May 31, 2015
(in millions)		Fair Value of Assets (Liabilities)	Quoted Prices in Active Market for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity:
U.S. Commingled Funds	(1)	$75.8	$—	$75.8	$—
International Commingled Funds	(2)	25.7	—	25.7	—
Emerging Market Commingled Funds	(3)	13.1	—	13.1	—
Real Estate Commingled Funds	(4)	6.9	—	6.9	—
Fixed-Income:
U.S. Treasuries	(5)	25.1	25.1	—	—
U.S. Corporate Securities	(5)	41.4	—	41.4	—
International Securities	(5)	8.3	—	8.3	—
Public Sector Utility Securities	(5)	14.5	—	14.5	—
Global Fixed Income Commingled Fund	(6)	24.0	—	24.0	—
Cash & Accruals		1.8	1.8	—	—
Total		$236.6	$26.9	$209.7	$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

		Items Measured at Fair Value at May 25, 2014
(in millions)		Fair Value of Assets (Liabilities)	Quoted Prices in Active Market for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity:
U.S. Commingled Funds	(1)	$87.5	$—	$87.5	$—
International Commingled Funds	(2)	31.2	—	31.2	—
Emerging Market Commingled Funds	(3)	13.3	—	13.3	—
Real Estate Commingled Funds	(4)	10.5	—	10.5	—
Fixed-Income:
U.S. Treasuries	(5)	27.6	27.6	—	—
U.S. Corporate Securities	(5)	48.0	—	48.0	—
International Securities	(5)	10.0	—	10.0	—
Public Sector Utility Securities	(5)	13.1	—	13.1	—
Cash & Accruals		2.7	2.7	—	—
Total		$243.9	$30.3	$213.6	$—

(1)
U.S. commingled funds are comprised of investments in funds that purchase publicly traded U.S. common stock for total return purposes. Investments are valued using a unit price or net asset value (NAV) based on the fair value of the underlying investments of the funds. There are no redemption restrictions associated with these funds.

(2)
International commingled funds are comprised of investments in funds that purchase publicly traded non-U.S. common stock for total return purposes. Investments are valued using a unit price or net asset value (NAV) based on the fair value of the underlying investments of the funds. There are no redemption restrictions associated with these funds.

(3)
Emerging market commingled funds and developed market securities are comprised of investments in funds that purchase publicly traded common stock of non-U.S. companies for total return purposes. Funds are valued using a unit price or net asset value (NAV) based on the fair value of the underlying investments of the funds. There are no redemption restrictions associated with these funds.

(4)
Real estate commingled funds are comprised of investments in funds that purchase publicly traded common stock of real estate securities for purposes of total return. These investments are valued using a unit price or net asset value (NAV) based on the fair value of the underlying investments of the funds. There are no redemption restrictions associated with these funds.

(5)
Fixed-income securities are comprised of investments in government and corporate debt securities. These securities are valued by the trustee at closing prices from national exchanges or pricing vendors on the valuation date.

(6)
Global fixed income commingled fund is comprised of investments in U.S. and non-U.S. government fixed income securities. Investments are valued using a unit price or net asset value (NAV) based on the fair value of the underlying investments of the fund. There are no redemption restrictions associated with these funds.

The following benefit payments are expected to be paid between fiscal 2016 and fiscal 2025:

(in millions)	Defined Benefit Plans	Postretirement Benefit Plan
2016	$10.2	$1.1
2017	10.7	1.1
2018	11.0	1.0
2019	11.5	1.0
2020	12.3	1.0
2021-2025	72.5	4.7
Postemployment Severance Plan
We accrue for postemployment severance costs in our consolidated financial statements and recognize actuarial gains and losses related to our postemployment severance accrual as a component of accumulated other comprehensive income (loss). As of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

May 31, 2015 and May 25, 2014, $2.5 million and $3.1 million, respectively, of unrecognized actuarial losses related to our postemployment severance plan were included in accumulated other comprehensive income (loss) on a net of tax basis.

Defined Contribution Plan
We have a defined contribution (401(k)) plan covering most employees age 21 and older. We match contributions for participants with at least one year of service up to 6 percent of compensation, based on our performance. The match ranges from a minimum of $0.25 to $1.20 for each dollar contributed by the participant. The plan had net assets of $610.9 million at May 31, 2015 and $729.1 million at May 25, 2014. Expense recognized in fiscal 2015, 2014 and 2013 was $0.6 million, $0.7 million and $0.9 million, respectively. Employees classified as “highly compensated” under the IRC are not eligible to participate in this plan. Instead, highly compensated employees are eligible to participate in a separate non-qualified deferred compensation (FlexComp) plan. This plan allows eligible employees to defer the payment of part of their annual salary and all or part of their annual bonus and provides for awards that approximate the matching contributions and other amounts that participants would have received had they been eligible to participate in our defined contribution and defined benefit plans. Amounts payable to highly compensated employees under the FlexComp plan totaled $209.6 million and $228.8 million at May 31, 2015 and May 25, 2014, respectively. These amounts are included in other current liabilities.
The defined contribution plan includes an Employee Stock Ownership Plan (ESOP). The ESOP borrowed $16.9 million from us at a variable rate of interest in July 1996. At May 31, 2015, the ESOP’s original debt to us had a balance of $3.0 million with a variable rate of interest of 0.18 percent and is due to be repaid no later than December 2019. At the end of fiscal 2005, the ESOP borrowed an additional $1.6 million (Additional Loan) from us at a variable interest rate and acquired an additional 0.05 million shares of our common stock, which were held in suspense within the ESOP at that time. At May 31, 2015, the Additional Loan had a balance of $1.3 million with a variable interest rate of 0.28 percent and is due to be repaid no later than December 2018. Compensation expense is recognized as contributions are accrued. Fluctuations in our stock price impact the amount of expense to be recognized. Contributions to the plan, plus the dividends accumulated on unallocated shares held by the ESOP, are used to pay principal, interest and expenses of the plan. As loan payments are made, common stock is allocated to ESOP participants. In each of the fiscal years 2015, 2014 and 2013, the ESOP used dividends received of $1.1 million, $0.9 million and $1.0 million, respectively, and contributions received from us of $0.0 million, $0.0 million and $0.1 million, respectively, to pay principal and interest on our debt.
ESOP shares are included in weighted-average common shares outstanding for purposes of calculating net earnings per share with the exception of those shares acquired under the Additional Loan which are accounted for in accordance with FASB ASC Subtopic 718-40, Employee Stock Ownership Plans. Fluctuations in our stock price are recognized as adjustments to common stock and surplus when the shares are committed to be released. The ESOP shares acquired under the Additional Loan are not considered outstanding until they are committed to be released and, therefore, unreleased shares have been excluded for purposes of calculating basic and diluted net earnings per share. As of May 31, 2015, the ESOP shares included in the basic and diluted net earnings per share calculation totaled 3.0 million shares, representing 2.4 million allocated shares and 0.6 million suspense shares.
NOTE 18 - STOCK-BASED COMPENSATION
We maintain two active stock option and stock grant plans under which new awards may still be issued, known as the Darden Restaurants, Inc. 2002 Stock Incentive Plan (2002 Plan) and the RARE Hospitality International, Inc. Amended and Restated 2002 Long-Term Incentive Plan (RARE Plan). We also have four other stock option and stock grant plans under which we no longer can grant new awards, although awards outstanding under the plans may still vest and be exercised in accordance with their terms: the Stock Plan for Directors (Director Stock Plan); the Director Compensation Plan; the Stock Option and Long-Term Incentive Plan of 1995 (1995 Plan) and the Restaurant Management and Employee Stock Plan of 2000 (2000 Plan). All of the plans are administered by the Compensation Committee of the Board of Directors. The 2002 Plan provides for the issuance of up to 25.1 million common shares in connection with the granting of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units (RSUs), stock awards and other stock-based awards including performance stock units and Darden stock units to key employees and non-employee directors. The RARE Plan provides for the issuance of up to 3.9 million common shares in connection with the granting of non-qualified stock options, incentive stock options and restricted stock to employees. Awards under the RARE Plan are only permitted to be granted to employees who were employed by RARE as of the date of acquisition and continued their employment with the Company. The Director Stock Plan provided for the issuance of up to 0.375 million common shares out of our treasury in connection with the granting of non-qualified stock options, restricted stock and RSUs to non-employee directors. No new awards could be granted under the Director Stock Plan after September 30, 2000. The Director Compensation Plan provided for the issuance of 0.1 million common shares out of our treasury to non-employee directors. No new awards could be granted under the Director Compensation Plan after September 30, 2005. The 1995 Plan provided for the issuance of up to 33.3 million common shares in connection with the granting of non-qualified stock options, restricted stock or RSUs to key employees. The 2000 Plan provided for the issuance of up

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

to 5.4 million shares of common stock out of our treasury as non-qualified stock options, restricted stock or RSUs. Under all of these plans, stock options are granted at a price equal to the fair value of the shares at the date of grant for terms not exceeding 10 years and have various vesting periods at the discretion of the Compensation Committee. Outstanding options generally vest over one to four years. Restricted stock and RSUs granted under the 1995 Plan, the 2000 Plan and the 2002 Plan generally vest over periods ranging from three to five years and no sooner than one year from the date of grant. Performance Stock Units granted under the 2002 Plan generally vest over a three-year period, and vested amounts may range from 0.0 to 150.0 percent of targeted amounts depending on the achievement of certain sales, free cash flow and earnings metrics. Darden stock units granted under the 2002 Plan generally vest over a five-year period, with no performance vesting feature.
The Director Compensation Program provides for payments to non-employee directors of: (a) an annual retainer; (b) an additional annual retainer for the committee chairs and members; and (c) an annual equity grant upon election or re-election to the Board, which will be paid 75 percent in the form of RSUs and 25 percent in the form of stock options. The annual cash retainers are due and paid quarterly, unless the director elects to defer the payment. Directors may elect to receive, in lieu of their cash compensation, RSUs to be of equal value to the foregone cash fees.
Stock-based compensation expense included in continuing operations was as follows:

(in millions)	Fiscal Year
	2015	2014	2013
Stock options	$20.9	$19.3	$16.3
Restricted stock/restricted stock units	2.0	0.9	2.1
Darden stock units	13.3	12.3	13.6
Performance stock units (1)	14.5	2.5	4.7
Employee stock purchase plan	1.3	1.8	1.8
Director compensation program/other	1.7	1.9	1.5
	$53.7	$38.7	$40.0
.

(1)	The increase for fiscal 2015 is primarily attributable to the workforce reduction efforts (see Note 7 - Workforce Reduction) and the impact of improved financial performance.

The following table presents a summary of our stock option activity as of and for the year ended May 31, 2015:

	Options (in millions)	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (Yrs)	Aggregate Intrinsic Value (in millions)
Outstanding beginning of period	11.23	$41.66	5.57	$91.0
Options granted	1.15	45.51
Options exercised	(4.16)	37.20
Options canceled	(0.51)	48.47
Outstanding end of period	7.71	$44.18	6.08	$164.6
Exercisable	4.97	$42.15	5.00	$116.2

The total intrinsic value of options exercised during fiscal 2015, 2014 and 2013 was $90.2 million, $39.9 million and $47.1 million, respectively. Cash received from option exercises during fiscal 2015, 2014 and 2013 was $154.6 million, $50.9 million and $57.0 million, respectively. Stock options have a maximum contractual period of 10 years from the date of grant. We settle employee stock option exercises with authorized but unissued shares of Darden common stock or treasury shares we have acquired through our ongoing share repurchase program.
As of May 31, 2015, there was $11.7 million of unrecognized compensation cost related to unvested stock options granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 1.3 years. The total fair value of stock options that vested during fiscal 2015 was $22.7 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Restricted stock and RSUs are granted at a value equal to the market price of our common stock on the date of grant. Restrictions lapse with regard to restricted stock, and RSUs are settled in shares, at the end of their vesting periods, which is generally four years.
The following table presents a summary of our restricted stock and RSU activity as of and for the fiscal year ended May 31, 2015:

	Shares (in millions)	Weighted-Average Grant Date Fair Value Per Share
Outstanding beginning of period	0.23	$39.04
Shares granted	0.04	54.20
Shares vested	(0.14)	33.57
Shares canceled	(0.03)	47.02
Outstanding end of period	0.10	$51.19

As of May 31, 2015, there was $2.7 million of unrecognized compensation cost related to unvested restricted stock and RSUs granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 2.4 years. The total fair value of restricted stock and RSUs that vested during fiscal 2015, 2014 and 2013 was $4.8 million, $2.3 million and $5.5 million, respectively.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table presents a summary of our Darden stock unit activity as of and for the fiscal year ended May 31, 2015:

(All units settled in cash)	Units (in millions)	Weighted-Average Fair Value Per Unit
Outstanding beginning of period	2.14	$49.55
Units granted	0.43	45.54
Units vested	(0.44)	48.51
Units canceled	(0.76)	46.31
Outstanding end of period	1.37	$65.54

As of May 31, 2015, our total Darden stock unit liability was $46.1 million, including $16.2 million recorded in other current liabilities and $29.9 million recorded in other liabilities on our consolidated balance sheets. As of May 25, 2014, our total Darden stock unit liability was $57.3 million, including $32.8 million recorded in other current liabilities and $24.5 million recorded in other liabilities on our consolidated balance sheets.

Based on the value of our common stock as of May 31, 2015, there was $34.0 million of unrecognized compensation cost related to Darden stock units granted under our incentive plans. This cost is expected to be recognized over a weighted-average period of 3.0 years. The total fair value of Darden stock units that vested during fiscal 2015 was $21.5 million.

The following table presents a summary of our performance stock unit activity as of and for the fiscal year ended May 31, 2015:

(All units settled in cash)	Units (in millions)	Weighted-Average Fair Value Per Unit
Outstanding beginning of period	0.31	$49.55
Units granted	0.14	44.95
Units vested	(0.21)	48.35
Units canceled	(0.24)	47.86
Performance unit adjustment	0.38	49.26
Outstanding end of period	0.38	$65.54

As of May 31, 2015, our total performance stock unit liability was $15.9 million, including $11.2 million recorded in other current liabilities and $4.7 million recorded in other liabilities on our consolidated balance sheets. As of May 25, 2014, our total performance stock unit liability was $9.5 million, including $5.3 million recorded in other current liabilities and $4.2 million recorded in other liabilities on our consolidated balance sheets.

Performance stock units cliff vest three years from the date of grant, where 0.0 percent to 150.0 percent of the entire grant is earned or forfeited at the end of three years. The number of units that actually vests will be determined for each year based on the achievement of Company performance criteria set forth in the award agreement and may range from 0.0 percent to 150.0 percent of the annual target. All awards will be settled in cash. The awards are measured based on the market price of our common stock each period, are amortized over the service period and the vested portion is carried as a liability in our accompanying consolidated balance sheets. As of May 31, 2015, there was $3.9 million of unrecognized compensation cost related to unvested performance stock units granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 1.7 years. The total fair value of performance stock units that vested in fiscal 2015 was $10.2 million.
We maintain an Employee Stock Purchase Plan to provide eligible employees who have completed one year of service (excluding senior officers subject to Section 16(b) of the Securities Exchange Act of 1934, and certain other employees who are employed less than full time or own 5 percent or more of our capital stock or that of any subsidiary) an opportunity to invest up to $5.0 thousand per calendar quarter to purchase shares of our common stock, subject to certain limitations. Under the plan, up to an aggregate of 3.6 million shares are available for purchase by employees at a purchase price that is 85.0 percent of the fair market value of our common stock on either the first or last trading day of each calendar quarter, whichever is lower. Cash received from employees pursuant to the plan during fiscal 2015, 2014 and 2013 was $5.2 million, $7.2 million and $7.3 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 - COMMITMENTS AND CONTINGENCIES
As collateral for performance on contracts and as credit guarantees to banks and insurers, we were contingently liable for guarantees of subsidiary obligations under standby letters of credit. At May 31, 2015 and May 25, 2014, we had $124.2 million and $113.5 million, respectively, of standby letters of credit related to workers’ compensation and general liabilities accrued in our consolidated financial statements. At May 31, 2015 and May 25, 2014, we had $14.0 million and $17.8 million, respectively, of standby letters of credit related to contractual operating lease obligations and other payments. All standby letters of credit are renewable annually.
At May 31, 2015 and May 25, 2014, we had $147.7 million and $3.4 million, respectively, of guarantees associated with leased properties that have been assigned to third parties. These amounts represent the maximum potential amount of future payments under the guarantees. The fair value of these potential payments discounted at our weighted-average cost of capital at May 31, 2015 and May 25, 2014, amounted to $113.4 million and $2.7 million, respectively. We did not record a liability for the guarantees, as the likelihood of the third parties defaulting on the assignment agreements was deemed to be remote. In the event of default by a third party, the indemnity and default clauses in our assignment agreements govern our ability to recover from and pursue the third party for damages incurred as a result of its default. We do not hold any third-party assets as collateral related to these assignment agreements, except to the extent that the assignment allows us to repossess the building and personal property. These guarantees expire over their respective lease terms, which range from fiscal 2015 through fiscal 2021.
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
NOTE 20 – SUBSEQUENT EVENT
On June 17, 2015, the Board of Directors declared a cash dividend of $0.55 per share to be paid August 3, 2015 to all shareholders of record as of the close of business on July 10, 2015.
On June 23, 2015, our Board of Directors announced approval of a strategic real estate plan to pursue transfer of approximately 430 of our owned restaurant properties into a real estate investment trust (REIT), with substantially all of the REIT’s initial assets being leased back to Darden. We expect to complete the REIT transaction during fiscal 2016. The REIT supplements the previously announced sale-leaseback transactions of approximately 75 restaurant properties and our corporate headquarters that were listed during the fourth quarter of fiscal 2015. We expect to utilize the proceeds generated from these transactions to pay down our long-term debt. We have conducted substantial analysis of the feasibility of implementing a REIT transaction, however, a significant amount of work remains and there can be no assurance we will be able to successfully complete the transaction and establish a REIT.

NOTE 21 - QUARTERLY DATA (UNAUDITED)
The following table summarizes unaudited quarterly data for fiscal 2015 and fiscal 2014:

	Fiscal 2015 - Quarters Ended
(in millions, except per share data)	Aug. 24	Nov. 23	Feb. 22	May 31 (1)	Total (2)
Sales	$1,595.8	$1,559.0	$1,730.9	$1,878.3	$6,764.0
(Loss) earnings before income taxes	(43.7)	(54.6)	147.1	126.5	175.3
(Loss) earnings from continuing operations	(19.3)	(30.8)	128.4	118.1	196.4
(Loss) earnings from discontinued operations, net of tax	522.5	(2.0)	5.4	(12.8)	513.1
Net (loss) earnings	503.2	(32.8)	133.8	105.3	709.5
Basic net earnings per share:
(Loss) earnings from continuing operations	(0.14)	(0.24)	1.03	0.94	1.54
(Loss) earnings from discontinued operations	3.95	(0.02)	0.04	(0.11)	4.02
Net (loss) earnings	3.81	(0.26)	1.07	0.83	5.56
Diluted net earnings per share:
(Loss) earnings from continuing operations	(0.14)	(0.24)	1.01	0.92	1.51
(Loss) earnings from discontinued operations	3.95	(0.02)	0.04	(0.10)	3.96
Net (loss) earnings	3.81	(0.26)	1.05	0.82	5.47
Dividends paid per share	0.55	0.55	0.55	0.55	2.20
Stock price:
High	51.21	56.85	62.65	70.38	70.38
Low	43.56	46.70	54.96	61.31	43.56

	Fiscal 2014 - Quarters Ended
(in millions, except per share data)	Aug. 25	Nov. 24	Feb. 23	May 25	Total
Sales	$1,531.5	$1,485.6	$1,618.5	$1,650.1	$6,285.6
Earnings before income taxes	49.8	1.8	89.1	33.9	174.6
Earnings from continuing operations	42.2	6.0	86.6	48.4	183.2
Earnings from discontinued operations, net of tax	28.0	13.8	23.1	38.1	103.0
Net earnings	70.2	19.8	109.7	86.5	286.2
Basic net earnings per share:
Earnings from continuing operations	0.32	0.05	0.66	0.37	1.40
Earnings from discontinued operations	0.22	0.10	0.18	0.29	0.78
Net earnings	0.54	0.15	0.84	0.66	2.18
Diluted net earnings per share:
Earnings from continuing operations	0.32	0.05	0.65	0.36	1.38
Earnings from discontinued operations	0.21	0.10	0.17	0.29	0.77
Net earnings	0.53	0.15	0.82	0.65	2.15
Dividends paid per share	0.55	0.55	0.55	0.55	2.20
Stock price:
High	55.25	53.99	54.89	52.50	55.25
Low	46.62	44.78	47.05	47.83	44.78

(1)	The quarter ended May 31, 2015 consisted of 14 weeks while all other quarters consisted of 13 weeks.

(2)	The year ended May 31, 2015 consisted of 53 weeks while the year ended May 25, 2014 consisted of 52 weeks.

Five-Year Financial Summary
Financial Review 2015
	Fiscal Year Ended
(Dollars in millions, except per share data)	May 31, 2015 (2)	May 25, 2014	May 26, 2013	May 27, 2012	May 29, 2011
Operating Results (1) Sales	$6,764.0	$6,285.6	$5,921.0	$5,327.1	$4,980.3
Costs and expenses:
Food and beverage	2,085.1	1,892.2	1,743.6	1,553.7	1,393.4
Restaurant labor	2,135.6	2,017.6	1,892.6	1,683.6	1,600.6
Restaurant expenses	1,120.8	1,080.7	980.4	851.0	791.9
Marketing expenses	243.3	252.3	241.1	215.6	205.4
General and administrative	430.2	413.1	384.1	324.9	334.4
Depreciation and amortization	319.3	304.4	278.3	241.3	218.6
Impairments and disposal of assets, net	62.1	16.4	0.9	(0.2)	0.9
Total operating costs and expenses	$6,396.4	$5,976.7	$5,521.0	$4,869.9	$4,545.2
Operating Income	367.6	308.9	400.0	457.2	435.1
Interest, net	192.3	134.3	126.0	102.1	94.0
Earnings before income taxes	175.3	174.6	274.0	355.1	341.1
Income tax (benefit) expense	(21.1)	(8.6)	36.7	75.9	71.2
Earnings from continuing operations	$196.4	$183.2	$237.3	$279.2	$269.9
Earnings from discontinued operations, net of tax expense of $344.8, $32.3, $72.7, $84.9 and $96.2	513.1	103.0	174.6	196.3	206.4
Net earnings	$709.5	$286.2	$411.9	$475.5	$476.3
Basic net earnings per share:
Earnings from continuing operations	$1.54	$1.40	$1.84	$2.15	$1.97
Earnings from discontinued operations	$4.02	$0.78	$1.35	$1.50	$1.51
Net earnings	$5.56	$2.18	$3.19	$3.65	$3.48
Diluted net earnings per share:
Earnings from continuing operations	$1.51	$1.38	$1.80	$2.10	$1.92
Earnings from discontinued operations	$3.96	$0.77	$1.33	$1.47	$1.47
Net earnings	$5.47	$2.15	$3.13	$3.57	$3.39
Average number of common shares outstanding:
Basic	127.7	131.0	129.0	130.1	136.8
Diluted	129.7	133.2	131.6	133.2	140.3
Financial Position
Total assets	$5,994.7	$7,082.7	$6,917.3	$5,928.3	$5,454.1
Land, buildings and equipment, net	$3,215.8	$3,381.0	$4,391.1	$3,951.3	$3,622.0
Working capital (deficit)	$(140.3)	$357.3	$(652.0)	$(1,017.2)	$(623.3)
Long-term debt, less current portion	$1,452.3	$2,463.4	$2,476.6	$1,437.8	$1,394.8
Stockholders’ equity	$2,333.5	$2,156.9	$2,059.5	$1,842.0	$1,936.2
Stockholders’ equity per outstanding share	$18.42	$16.30	$15.81	$14.28	$14.38

Five-Year Financial Summary (continued)

	Fiscal Year Ended
(Dollars in millions, except per share data)	May 31, 2015 (2)	May 25, 2014	May 26, 2013	May 27, 2012	May 29, 2011
Other Statistics
Cash flows from operations (1)	$874.3	$555.4	$594.4	$513.5	$591.3
Capital expenditures (1)	$296.5	$414.8	$510.1	$457.6	$397.7
Dividends paid	$278.9	$288.3	$258.2	$223.9	$175.5
Dividends paid per share	$2.20	$2.20	$2.00	$1.72	$1.28
Advertising expense (1)	$243.3	$252.3	$241.1	$215.6	$205.4
Stock price:
High	$70.38	$55.25	$57.93	$55.84	$52.12
Low	$43.56	$44.78	$44.11	$40.69	$37.08
Close	$65.54	$49.55	$52.83	$53.06	$50.92
Number of employees	148,892	206,489	206,578	181,468	178,380
Number of restaurants (1)	1,534	1,501	1,431	1,289	1,196

(1)
Consistent with our consolidated financial statements, information has been presented on a continuing operations basis. Accordingly, the activities related to Red Lobster, two closed company-owned synergy restaurants, Smokey Bones, Rocky River Grillhouse and the nine Bahama Breeze restaurants closed or sold in fiscal 2007 and 2008 have been excluded.

(2)	Fiscal year 2015 consisted of 53 weeks while all other fiscal years consisted of 52 weeks.