Form 10-K, Exhibit 13
period 2016-05-29
DARDEN RESTAURANTS INC
filed 2016-07-25
CIK 940944

Exhibit 13
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This discussion and analysis below for Darden Restaurants, Inc. (Darden, the Company, we, us or our) should be read in conjunction with our consolidated financial statements and related financial statement notes found elsewhere in this report. We operate on a 52/53-week fiscal year, which ends on the last Sunday in May. Fiscal 2016, which ended May 29, 2016, consisted of 52 weeks. Fiscal 2015, which ended May 31, 2015, consisted of 53 weeks and fiscal 2014, which ended May 25, 2014, consisted of 52 weeks.

OVERVIEW OF OPERATIONS
Our business operates in the full-service dining segment of the restaurant industry. At May 29, 2016, we operated 1,536 restaurants through subsidiaries in the United States and Canada under the Olive Garden®, LongHorn Steakhouse®, The Capital Grille®, Yard House®, Bahama Breeze®, Seasons 52®, and Eddie V's Prime Seafood® and Wildfish Seafood Grille® (collectively, Eddie V's) trademarks. We own and operate all of our restaurants in the United States and Canada, except for 6 joint venture restaurants managed by us and 18 franchised restaurants. We also have 32 franchised restaurants in operation located in Latin America, the Middle East and Malaysia. All intercompany balances and transactions have been eliminated in consolidation.

On November 9, 2015, we completed the spin-off of Four Corners Property Trust, Inc. (Four Corners) with the pro rata distribution of one share of common stock for every three shares of Darden common stock to Darden shareholders. The separation included (i) the transfer of 6 LongHorn Steakhouse restaurants located in the San Antonio, Texas area as well as 418 restaurant properties to Four Corners, which were subsequently leased back to Darden; (ii) the issuance to us of all of the outstanding common stock of Four Corners and corresponding pro rata distribution to our shareholders of the outstanding shares of Four Corners common stock as a tax-free stock dividend; and (iii) a cash dividend of approximately $315.0 million received by us from Four Corners from the proceeds of Four Corners’ term loan borrowings. See Note 2 to our consolidated financial statements for further details.

We believe that capable operators of strong, multi-unit brands have the opportunity to increase their share of the restaurant industry’s full-service segment. Generally, the restaurant industry is considered to be comprised of three segments: quick service, fast casual, and full service. All of our restaurants fall within the full-service segment, which is highly fragmented and includes many independent operators and small chains.  We believe we have strong brands and that the breadth and depth of our experience and expertise sets us apart in the full-service segment of the restaurant industry. This collective capability is the product of investments over many years in areas that are critical to success in our business, including restaurant operations excellence, brand management excellence, supply chain, talent management and information technology, among other things.

With a focus on growing same-restaurant sales, we’ve implemented a “Back-to-Basics” approach rooted in strong operating fundamentals.  We’re focused on improving culinary innovation and execution inside each of our brands, delivering attentive service to each and every one of our guests, and creating an inviting and engaging atmosphere inside our restaurants.  We support these priorities with smart and relevant integrated marketing programs that resonate with our guests.  By delivering on these operational and brand-building imperatives, we expect to increase our market share through new restaurant and same-restaurant sales growth and deliver best-in-class profitability.

The Darden support structure enables our brands to achieve their ultimate potential by: (1) driving advantages in supply chain and general and administrative support; (2) applying insights collected from our significant guest and transactional databases to enhance guest relationships and identify new opportunities to drive sales growth; and (3) relentlessly driving operating efficiencies and continuous improvement, operating with a sense of urgency and inspiring a performance-driven culture.
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

•	Segment profit – which is restaurant sales, less food and beverage costs, restaurant labor costs, restaurant expenses and marketing expenses (sometimes referred to as restaurant-level earnings).
Increasing same-restaurant sales can improve segment profit because these incremental sales provide better leverage of our fixed and semi-fixed restaurant-level costs. A restaurant brand can generate same-restaurant sales increases through increases in guest traffic, increases in the average guest check, or a combination of the two. The average guest check can be impacted by menu price changes and by the mix of menu items sold. For each restaurant brand, we gather daily sales data and regularly analyze the guest traffic counts and the mix of menu items sold to aid in developing menu pricing, product offerings and promotional strategies. We focus on balancing our pricing and product offerings with other initiatives to produce sustainable same-restaurant sales growth.
We compute same-restaurant sales using restaurants open at least 16 months because this period is generally required for new restaurant sales levels to normalize. Sales at newly opened restaurants generally do not make a significant contribution to profitability in their initial months of operation due to operating inefficiencies. Our sales and expenses can be impacted significantly by the number and timing of new restaurant openings and closings, and relocations and remodeling of existing restaurants. Pre-opening expenses each period reflect the costs associated with opening new restaurants in current and future periods.
Fiscal 2016 Financial Highlights
Our sales from continuing operations were $6.93 billion in fiscal 2016 compared to $6.76 billion in fiscal 2015. The 2.5 percent increase in sales from continuing operations was driven by a combined Darden same-restaurant sales increase of 3.3 percent on a 52-week basis and the addition of two net new company-owned restaurants, partially offset by the impact of the 53rd week of operation in fiscal 2015.
Net earnings from continuing operations for fiscal 2016 were $359.7 million ($2.78 per diluted share) compared with net earnings from continuing operations for fiscal 2015 of $196.4 million ($1.51 per diluted share). Net earnings from continuing operations for fiscal 2016 increased 83.1 percent and diluted net earnings per share from continuing operations increased 84.1 percent compared with fiscal 2015.
Our net earnings from discontinued operations were $15.3 million ($0.12 per diluted share) for fiscal 2016, compared with net earnings from discontinued operations of $513.1 million ($3.96 per diluted share) for fiscal 2015. When combined with results from continuing operations, our diluted net earnings per share were $2.90 and $5.47 for fiscal 2016 and 2015, respectively.
Outlook
We expect combined Darden same-restaurant sales to increase in fiscal 2017 between 1.0 percent and 2.0 percent, and we expect fiscal 2017 sales from continuing operations to increase between 1.7 percent and 2.7 percent. In fiscal 2017, we expect to open approximately 24 to 28 new restaurants, and we expect capital expenditures incurred to build new restaurants, remodel and maintain existing restaurants and technology initiatives to be between $310.0 million and $350.0 million.
In June 2016, we announced a quarterly dividend of $0.56 per share, payable on August 1, 2016. Based on the $0.56 quarterly dividend declaration, our expected annual dividend is $2.24 per share, which reflects an increase of 6.7 percent compared to our fiscal 2016 annual dividend. Dividends are subject to the approval of our Board of Directors and, accordingly, the timing and amount of our dividends are subject to change.
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

RESULTS OF OPERATIONS FOR FISCAL 2016, 2015 AND 2014
To facilitate review of our results of operations, the following table sets forth our financial results for the periods indicated. All information is derived from the consolidated statements of earnings for the fiscal years ended May 29, 2016, May 31, 2015 and May 25, 2014. This information and the following analysis have been presented with the results of operations, costs incurred in connection with the sale and related gain on the sale of Red Lobster and results for the two closed company-owned synergy restaurants classified as discontinued operations for all periods presented.

				Percent Change
(in millions)	May 29, 2016	May 31, 2015	May 25, 2014	2016 vs 2015	2015 vs 2014
Sales	$6,933.5	$6,764.0	$6,285.6	2.5%	7.6%
Costs and expenses:
Food and beverage	2,039.7	2,085.1	1,892.2	(2.2)%	10.2%
Restaurant labor	2,189.2	2,135.6	2,017.6	2.5%	5.8%
Restaurant expenses	1,163.5	1,120.8	1,080.7	3.8%	3.7%
Marketing expenses	238.0	243.3	252.3	(2.2)%	(3.6)%
General and administrative expenses	384.9	430.2	413.1	(10.5)%	4.1%
Depreciation and amortization	290.2	319.3	304.4	(9.1)%	4.9%
Impairments and disposal of assets, net	5.8	62.1	16.4	(90.7)%	278.7%
Total operating costs and expenses	$6,311.3	$6,396.4	$5,976.7	(1.3)%	7.0%
Operating income	622.2	367.6	308.9	69.3%	19.0%
Interest, net	172.5	192.3	134.3	(10.3)%	43.2%
Earnings before income taxes	449.7	175.3	174.6	156.5%	0.4%
Income tax expense (benefit) (1)	90.0	(21.1)	(8.6)	(526.5)%	145.3%
Earnings from continuing operations	$359.7	$196.4	$183.2	83.1%	7.2%
Earnings from discontinued operations, net of tax	15.3	513.1	103.0	(97.0)%	398.2%
Net earnings	$375.0	$709.5	$286.2	(47.1)%	147.9%

(1) Effective tax rate	20.0%	(12.0)%	(4.9)%

The following table details the number of company-owned restaurants currently reported in continuing operations, compared with the number open at the end of fiscal 2015 and the end of fiscal 2014.

	May 29, 2016	May 31, 2015	May 25, 2014
Olive Garden (1)	843	846	837
LongHorn Steakhouse	481	480	464
Yard House	65	59	52
The Capital Grille	54	54	54
Bahama Breeze	37	36	37
Seasons 52	40	43	38
Eddie V's	16	16	15
Other (2)	—	—	4
Total	1,536	1,534	1,501

(1)	Includes six locations in Canada for all periods presented.

(2)
Represents company-owned synergy restaurants in operation. We completed the conversion of all remaining synergy restaurants into stand-alone Olive Garden restaurants during the first quarter of fiscal 2015.

SALES
The following table presents our sales and U.S. same-restaurant sales (SRS) by brand for the periods indicated.

	Fiscal Years			Percent Change		SRS (1)
(in millions)	2016	2015	2014	2016 vs 2015	2015 vs 2014	2016 vs 2015	2015 vs 2014
Olive Garden	$3,838.6	$3,789.6	$3,643.1	1.3%	4.0%	3.1%	1.3%
LongHorn Steakhouse	$1,587.7	$1,544.7	$1,383.9	2.8%	11.6%	3.5%	4.4%
Yard House	$507.0	$469.9	$395.4	7.9%	18.8%	2.3%	3.8%
The Capital Grille	$408.3	$403.3	$363.2	1.2%	11.0%	3.9%	4.8%
Bahama Breeze	$217.9	$209.2	$201.5	4.2%	3.8%	4.8%	1.8%
Seasons 52	$253.8	$238.6	$196.3	6.4%	21.5%	4.7%	2.3%
Eddie V's	$105.8	$96.9	$78.4	9.2%	23.6%	1.8%	5.4%

(1)	Same-restaurant sales is a year-over-year comparison of each period’s sales volumes for a 52-week year and is limited to restaurants open at least 16 months.

The following table presents our average annual sales per restaurant for the periods indicated. Average annual sales are calculated as net sales divided by total restaurant operating weeks multiplied by 52 weeks.

(in millions)	May 29, 2016	May 31, 2015	May 25, 2014
Olive Garden	$4.5	$4.4	$4.4
LongHorn Steakhouse	$3.3	$3.2	$3.1
Yard House	$8.2	$8.3	$8.2
The Capital Grille	$7.6	$7.2	$7.1
Bahama Breeze	$5.9	$5.7	$5.6
Seasons 52	$6.0	$5.7	$5.7
Eddie V's	$6.6	$6.3	$6.0
Olive Garden’s sales increase for fiscal 2016 was driven by a U.S. same-restaurant sales increase partially offset by the impact of the 53rd week in fiscal 2015. The increase in U.S. same-restaurant sales in fiscal 2016 resulted from a 2.0 percent increase in average check combined with a 1.1 percent increase in same-restaurant guest counts. Olive Garden’s sales increase for fiscal 2015 was driven by revenue from nine net new restaurants combined with a U.S. same-restaurant sales increase and the impact of the 53rd week. The increase in U.S. same-restaurant sales in fiscal 2015 resulted from a 2.9 percent increase in average check partially offset by a 1.6 percent decrease in same-restaurant guest counts.
LongHorn Steakhouse’s sales increase for fiscal 2016 was driven by revenue from one net new restaurant combined with a same-restaurant sales increase, partially offset by the impact of the 53rd week in fiscal 2015. The increase in same-restaurant sales in fiscal 2016 resulted from a 3.0 percent increase in average check combined with a 0.5 percent increase in same-restaurant guest counts. LongHorn Steakhouse’s sales increase for fiscal 2015 was driven by revenue from 16 net new restaurants combined with a same-restaurant sales increase and the impact of the 53rd week. The increase in same-restaurant sales in fiscal 2015 resulted from a 3.6 percent increase in average check combined with a 0.8 percent increase in same-restaurant guest counts.

In total, The Capital Grille, Bahama Breeze, Seasons 52, Eddie V's and Yard House generated sales in fiscal 2016 and 2015, which were 5.3 percent and 14.8 percent above fiscal 2015 and fiscal 2014, respectively. The sales increases for fiscal 2016 were primarily driven by the incremental sales from six net new Yard House restaurants since the end of fiscal 2015 and same-restaurant sales increases at all five brands partially offset by the impact of the 53rd week in fiscal 2015. The sales increases for fiscal 2015 were primarily driven by incremental sales from 12 net new restaurants since the end of fiscal 2014 and the impact of the 53rd week. Sales growth for fiscal 2015 also reflected same-restaurant sales increases at all five brands.

COSTS AND EXPENSES
The following table sets forth selected operating data as a percent of sales from continuing operations for the periods indicated. This information is derived from the consolidated statements of earnings for the fiscal years ended May 29, 2016, May 31, 2015 and May 25, 2014. Additionally, this information and the following analysis have been presented with the results of operations, costs incurred in connection with the sale and related gain on the sale of Red Lobster and results for the two closed synergy restaurants classified as discontinued operations for all periods presented.

	Fiscal Years
	2016	2015	2014
Sales	100.0%	100.0%	100.0%
Costs and expenses:
Food and beverage	29.4	30.8	30.1
Restaurant labor	31.6	31.6	32.1
Restaurant expenses	16.8	16.6	17.2
Marketing expenses	3.4	3.6	4.0
General and administrative expenses	5.5	6.4	6.6
Depreciation and amortization	4.2	4.7	4.8
Impairments and disposal of assets, net	0.1	0.9	0.3
Total operating costs and expenses	91.0%	94.6%	95.1%
Operating income	9.0	5.4	4.9
Interest, net	2.5	2.8	2.1
Earnings before income taxes	6.5	2.6	2.8
Income tax expense (benefit)	1.3	(0.3)	(0.1)
Earnings from continuing operations	5.2	2.9	2.9
Earnings from discontinued operations, net of taxes	0.2	7.6	1.7
Net earnings	5.4%	10.5%	4.6%
Total operating costs and expenses from continuing operations were $6.31 billion in fiscal 2016, $6.40 billion in fiscal 2015 and $5.98 billion in fiscal 2014. As a percent of sales, total costs and expenses from continuing operations were 91.0 percent in fiscal 2016, 94.6 percent in fiscal 2015 and 95.1 percent in fiscal 2014.

Fiscal 2016 Compared to Fiscal 2015:

•	Food and beverage costs decreased as a percent of sales as a result of favorable menu mix and pricing, cost savings initiatives and food cost deflation, primarily seafood and dairy.

•	Restaurant labor costs were flat as a percent of sales as wage-rate inflation, higher manager bonus and salary costs were offset by sales leverage.

•
Restaurant expenses (which include utilities, repairs and maintenance, credit card, lease, property tax, workers’ compensation, new restaurant pre-opening and other restaurant-level operating expenses) increased as a percent of sales, primarily as a result of increased rent expense partially offset by sales leverage and cost savings initiatives.

•	Marketing expenses decreased as a percent of sales, primarily as a result of sales leverage.

•
General and administrative expenses decreased as a percent of sales, primarily due to lower general and administrative expenses incurred in fiscal 2016 related to the real estate plan implementation as compared to the strategic action plan costs incurred in fiscal 2015. General and administrative expenses as a percent of sales also decreased as a result of sales leverage, support cost savings and the favorable settlement of legal matters.

•	Depreciation and amortization expense decreased as a percent of sales primarily from the impact of the spin-off of Four Corners, completed sale-leaseback transactions and sales leverage.

•	Impairments and disposal of assets, net, decreased as a percent of sales primarily due to higher restaurant-related impairments in fiscal 2015.

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
INTEREST EXPENSE
Net interest expense decreased as a percent of sales in fiscal 2016 primarily due to lower average debt balances in fiscal 2016 as compared to fiscal 2015 related to the retirement of $1.03 billion in principal of long-term debt in fiscal 2016. The decrease was partially offset by higher debt retirement costs of $106.8 million in fiscal 2016 compared to debt retirement costs of $91.3 million in fiscal 2015. Net interest expense increased as a percent of sales in fiscal 2015 as compared to fiscal 2014 primarily due to $91.3 million of debt retirement costs related to the retirement of $1.01 billion in principal of long-term debt in fiscal 2015.
INCOME TAXES
The effective income tax rates for fiscal 2016, 2015 and 2014 for continuing operations were 20.0 percent, (12.0) percent and (4.9) percent, respectively. Our effective tax rate from continuing operations was negative in both fiscal 2015 and fiscal 2014 primarily due to the impact of certain tax credits on lower earnings before income taxes driven primarily by costs incurred related to our strategic action plan. The increase in our effective tax rate for fiscal 2016 compared to fiscal 2015 is primarily due to higher earnings before income taxes. The decrease in our effective rate for fiscal 2015 compared to fiscal 2014 is primarily attributable to the impact of the favorable resolution of prior-year tax matters.
NET EARNINGS AND NET EARNINGS PER SHARE FROM CONTINUING OPERATIONS
Net earnings from continuing operations for fiscal 2016 were $359.7 million ($2.78 per diluted share) compared with net earnings from continuing operations for fiscal 2015 of $196.4 million ($1.51 per diluted share) and net earnings from continuing operations for fiscal 2014 of $183.2 million ($1.38 per diluted share).
Net earnings from continuing operations for fiscal 2016 increased 83.1 percent and diluted net earnings per share from continuing operations increased 84.1 percent compared with fiscal 2015, primarily due to increased sales, lower food and beverage costs, marketing expenses, general and administrative expenses, depreciation and amortization expenses and impairments and disposal of assets, net as a percent of sales, partially offset by higher restaurant expenses as a percent of sales and a higher effective income tax rate. Our diluted net earnings per share from continuing operations for fiscal 2016 were adversely impacted by approximately $0.51 due to debt retirement costs and approximately $0.26 related to the real estate plan implementation and positively impacted by approximately $0.02 due to a tax benefit associated with the prior year lobster aquaculture divestiture.
Net earnings from continuing operations for fiscal 2015 increased 7.2 percent and diluted net earnings per share from continuing operations increased 9.4 percent compared with fiscal 2014, primarily due to increased sales and a lower effective income tax rate and lower restaurant labor expenses, restaurant expenses and marketing expenses as a percent of sales, partially offset by higher food and beverage costs, general and administrative expenses and impairments and disposal of assets, net as a percent of sales. Our diluted net earnings per share from continuing operations for fiscal 2015 were adversely impacted by approximately $0.42 related to debt retirement costs and approximately $0.68 due to the combined impact of a tax benefit related to exiting from our lobster aquaculture project and legal, financial advisory and other costs related to implementation of the strategic action plan and asset impairments.
EARNINGS FROM DISCONTINUED OPERATIONS
On an after-tax basis, earnings from discontinued operations for fiscal 2016 were $15.3 million ($0.12 per diluted share) compared with earnings from discontinued operations for fiscal 2015 of $513.1 million ($3.96 per diluted share) and fiscal 2014 of $103.0 million ($0.77 per diluted share). Earnings from discontinued operations reflects pre-tax gains of $17.9 million recorded in fiscal 2016 and $837.0 million in fiscal 2015, related to the sale of Red Lobster.

SEGMENT RESULTS
We manage our restaurant brands, Olive Garden, LongHorn Steakhouse, The Capital Grille, Yard House, Bahama Breeze, Seasons 52 and Eddie V's in North America as operating segments. We aggregate our operating segments into reportable segments based on a combination of the size, economic characteristics and sub-segment of full-service dining within which each brand operates. Our four reportable segments are: (1) Olive Garden, (2) LongHorn Steakhouse, (3) Fine Dining and (4) Other Business (see Note 6 to our consolidated financial statements).
Our management uses segment profit as the measure for assessing performance of our segments. Olive Garden's segment profit margins were 19.8 percent for fiscal 2016, 18.5 percent for fiscal 2015 and 17.8 percent for fiscal 2014. The growth for fiscal 2016 was driven primarily by leveraging positive same-restaurant sales, food and beverage cost favorability and cost reduction initiatives, partially offset by additional rent expense resulting from real estate transactions. The growth for fiscal 2015 was driven primarily by leveraging positive same-restaurant sales and cost reduction initiatives, partially offset by food and beverage cost inflation. LongHorn's segment profit margins were 17.3 percent for fiscal 2016, 15.5 percent for fiscal 2015 and 14.8 percent for fiscal 2014. The growth for fiscal 2016 was driven primarily by leveraging positive same-restaurant sales as well as improved cost of sales and lower marketing expense, partially offset by additional rent expense resulting from real estate transactions. The growth for fiscal 2015 was driven primarily by leveraging positive same-restaurant sales and cost reduction initiatives, partially offset by food and beverage cost inflation. Fine Dining's segment profit margins were 19.5 percent for fiscal 2016, 19.0 percent for fiscal 2015 and 18.4 percent for fiscal 2014. The growth for fiscal 2016 was driven primarily by improved food and beverage costs. The growth for fiscal 2015 was driven primarily by leveraging positive same-restaurant sales and lower restaurant expenses. The Other Business segment profit margins were 16.9 percent for fiscal 2016, 15.5 percent for fiscal 2015 and 13.4 percent for fiscal 2014. The growth for fiscal 2016 was driven by positive same-restaurant sales leverage and lower food and beverage costs. The growth for fiscal 2015 was driven by positive same-restaurant sales leverage and lower restaurant expenses.
SEASONALITY
Our sales volumes fluctuate seasonally. Typically, our average sales per restaurant are highest in the winter and spring, followed by the summer, and lowest in the fall. Holidays, changes in the economy, severe weather and similar conditions may impact sales volumes seasonally in some operating regions. Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.
IMPACT OF INFLATION
We attempt to minimize the annual effects of inflation through appropriate planning, operating practices and menu price increases. We do not believe inflation had a significant overall effect on our annual results of operations during fiscal 2016. We experienced higher than normal inflationary costs during fiscal 2015 and fiscal 2014 and were able to partially reduce the annual impact utilizing these strategies.
CRITICAL ACCOUNTING ESTIMATES
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
Our significant accounting policies are more fully described in Note 1 to the consolidated financial statements. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following estimates to be most critical in understanding the judgments that are involved in preparing our consolidated financial statements.

Leases
We evaluate our leases at their inception to estimate their expected term, which commences on the date when we have the right to control the use of the leased property and includes the non-cancelable base term plus all option periods we are reasonably assured to exercise. Our judgment in determining the appropriate expected term for each lease affects our evaluation of:

•	The classification and accounting for leases as capital versus operating;

•	The rent holidays and escalation in payments that are included in the calculation of straight-line rent; and

•	The term over which leasehold improvements for each restaurant facility are amortized.
These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different expected lease terms were used.
Valuation of Long-Lived Assets
Land, buildings and equipment and certain other assets, including definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The judgments we make related to the expected useful lives of long-lived assets, definitions of lease terms and our ability to realize undiscounted cash flows in excess of the carrying amounts of these assets are affected by factors such as the ongoing maintenance and improvements of the assets, changes in economic conditions, changes in usage or operating performance, desirability of the restaurant sites and other factors, such as our ability to sell our assets held for sale. As we assess the ongoing expected cash flows and carrying amounts of our long-lived assets, significant adverse changes in these factors could cause us to realize an impairment loss. Based on a review of operating results for each of our restaurants, the amount of net book value associated with lower performing restaurants that would be deemed at risk for impairment is not material to our consolidated financial statements.
Valuation and Recoverability of Goodwill and Trademarks
Goodwill and trademarks are not subject to amortization and have been assigned to reporting units for purposes of impairment testing. The reporting units are our restaurant brands.  At May 29, 2016, we had the following amounts recorded as goodwill and trademarks at our brands:

(in millions)	Goodwill	Trademarks
Olive Garden	$30.2	$—
LongHorn Steakhouse	49.3	307.8
The Capital Grille	401.6	147.0
Yard House	369.2	109.3
Eddie V's	22.0	10.5
Total	$872.3	$574.6
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
Consistent with our accounting policy for goodwill and trademarks, we performed our annual impairment test of our goodwill and trademarks as of the first day of our fiscal fourth quarter. Based on the results of the step one impairment test, no impairment of goodwill or trademarks was indicated. Changes in circumstances, existing at the measurement date or at other times in the future, or in the numerous estimates associated with management’s judgments and assumptions made in assessing the fair value of our goodwill and trademarks, could result in an impairment loss of a portion or all of our goodwill or trademarks.

A key assumption in our goodwill impairment test is the weighted-average cost of capital utilized for discounting our cash flow estimates in estimating the fair value of our brands under an income approach. A key assumption in our trademark fair value estimate is the discount rate utilized in the relief-from-royalty method. The following table illustrates the sensitivity to a one-percentage-point change in our weighted-average cost of capital assumption for goodwill and our discount rate assumption in our trademark valuation model.

	Goodwill Sensitivity			Trademark Sensitivity
(dollars in millions)	Weighted-Average Cost of Capital	Amount by Which Fair Value Exceeded Carrying Value	Impact to Fair Value from a One-Percentage-Point Increase in Weighted-Average Cost of Capital	Discount Rate	Amount by Which Fair Value Exceeded Carrying Value	Impact to Fair Value from a One-Percentage-Point Increase in the Discount Rate
LongHorn Steakhouse	9.5%	$1,928.2	$(202.0)	10.5%	$506.0	$(83.5)
The Capital Grille	9.0%	$306.2	$(71.2)	10.0%	$91.3	$(25.4)
Yard House	12.0%	$368.6	$(72.4)	13.0%	$118.7	$(20.5)
Eddie V's	15.0%	$88.0	$(9.9)	16.0%	$28.7	$(3.3)
If our annual test resulted in an impairment of our goodwill or trademarks, our financial position and results of operations would be adversely affected and our leverage ratio for purposes of our credit agreement would increase. A leverage ratio exceeding the maximum permitted under our credit agreement would be a default under our credit agreement. At May 29, 2016, a write-down of goodwill, other indefinite-lived intangible assets, or any other assets in excess of approximately $1.22 billion would have been required to cause our leverage ratio to exceed the permitted maximum. As our leverage ratio is determined on a quarterly basis, and due to the seasonal nature of our business, a lesser amount of impairment in future quarters could cause our leverage ratio to exceed the permitted maximum.
Unearned Revenues
Unearned revenues represent our liability for gift cards that have been sold but not yet redeemed. The estimated value of gift cards expected to remain unused is recognized over the expected period of redemption as the remaining gift card values are redeemed, generally over a period of 10 years. Utilizing this method, we estimate both the amount of breakage and the time period of redemption. If actual redemption patterns vary from our estimates, actual gift card breakage income may differ from the amounts recorded. We update our estimates of our redemption period and our breakage rate periodically and apply that rate to gift card redemptions. Changing our breakage-rate assumption on unredeemed gift cards by 25 basis points would result in an adjustment in our unearned revenues of approximately $19.0 million.
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
Assessment of uncertain tax positions requires judgments relating to the amounts, timing and likelihood of resolution. As described in Note 13 to our consolidated financial statements, the $14.3 million balance of unrecognized tax benefits at May 29, 2016, includes $1.2 million related to tax positions for which it is reasonably possible that the total amounts could change during the next 12 months based on the outcome of examinations. The $1.2 million relates to items that would impact our effective income tax rate.
LIQUIDITY AND CAPITAL RESOURCES

Cash flows generated from operating activities are our principal source of liquidity, which we use to finance capital expenditures for new restaurants and to remodel existing restaurants, to pay dividends to our shareholders and to repurchase shares of our common stock. Since substantially all of our sales are for cash and cash equivalents, and accounts payable are generally due in 5 to 30 days, we are able to carry current liabilities in excess of current assets. In addition to cash flows from operations, we use a combination of long-term and short-term borrowings to fund our capital needs.

We currently manage our business and financial ratios to target an investment-grade bond rating, which has historically allowed flexible access to financing at reasonable costs. Currently, our publicly issued long-term debt carries “Baa3” (Moody’s Investors Service), “BBB” (Standard & Poor’s) and “BBB” (Fitch) ratings. Our commercial paper has ratings of “P-3” (Moody’s Investors Service), “A-2” (Standard & Poor’s) and “F-2” (Fitch). These ratings are as of the date of the filing of this annual report and have been obtained with the understanding that Moody’s Investors Service, Standard & Poor’s and Fitch will continue to monitor our credit and make future adjustments to these ratings to the extent warranted. The ratings are not a recommendation to buy, sell or hold our securities, may be changed, superseded or withdrawn at any time and should be evaluated independently of any other rating.
During fiscal 2015, we conducted a comprehensive evaluation of a wide range of options for the potential monetization of our real estate portfolio. As a result of this evaluation, we undertook the following strategies:

•
Sale-leaseback transactions of 64 restaurant properties, 14 of which closed in the fourth quarter of fiscal 2015 and the remaining 50 transactions closed in fiscal 2016. The 64 transactions generated net proceeds of $238.0 million.

•
Transfer of 424 of our restaurant properties into a REIT, with substantially all of the REIT’s initial assets being leased back to Darden. We completed the spin-off of Four Corners on November 9, 2015. See Note 2 to our consolidated financial statements for further details.

•	Sale-leaseback of our corporate headquarters, which was completed in fiscal 2016, generating net proceeds of $131.0 million.
We maintain a $750.0 million revolving Credit Agreement (Revolving Credit Agreement), with Bank of America, N.A. (BOA) as administrative agent, and the lenders and other agents party thereto. The Revolving Credit Agreement is a senior unsecured credit commitment to the Company and contains customary representations and affirmative and negative covenants (including limitations on liens and subsidiary debt and a maximum consolidated lease adjusted total debt to total capitalization ratio of 0.75 to 1.00) and events of default usual for credit facilities of this type. As of May 29, 2016, we were in compliance with all covenants under the Revolving Credit Agreement.
The Revolving Credit Agreement matures on October 24, 2018, and the proceeds may be used for commercial paper back-up, working capital and capital expenditures, the refinancing of certain indebtedness, certain acquisitions and general corporate purposes. Loans under the Revolving Credit Agreement bear interest at a rate of LIBOR plus a margin determined by reference to a ratings-based pricing grid (Applicable Margin), or the base rate (which is defined as the highest of the BOA prime rate, the Federal Funds rate plus 0.500 percent, and the Eurocurrency Rate plus 1.00 percent) plus the Applicable Margin. Assuming a “BBB” equivalent credit rating level, the Applicable Margin under the Revolving Credit Agreement will be 1.100 percent for LIBOR loans and 0.100 percent for base rate loans. As of May 29, 2016, we had no outstanding balances under the Revolving Credit Agreement.
At May 29, 2016, our long-term debt consisted principally of:

•	$150.0 million of unsecured 6.000 percent senior notes due in August 2035; and

•	$300.0 million of unsecured 6.800 percent senior notes due in October 2037.
During fiscal 2016, utilizing the proceeds of the Four Corners cash dividend, cash proceeds from the sale-leasebacks of restaurant properties and our corporate headquarters and additional cash on hand, we retired approximately $1.03 billion aggregate principal of long-term debt consisting of:

•	$285.0 million of our variable-rate term loan, maturing in August 2017;

•	$500.0 million of unsecured 6.200 percent senior notes due in October 2017;

•	$121.9 million of unsecured 4.500 percent senior notes due in October 2021;

•	$111.1 million of unsecured 3.350 percent senior notes due in November 2022; and

•	$10.0 million of unsecured 4.520 percent senior notes due in August 2024.
During fiscal 2016, we recorded approximately $106.8 million of expenses associated with the $1.03 billion aggregate principal retirement including cash costs of approximately $68.7 million for repurchase premiums, make-whole amounts and hedge settlements and non-cash charges of approximately $38.1 million associated with hedge and loan cost write-offs. These amounts were recorded in interest, net, in our consolidated statement of earnings. Excluding these one-time retirement costs, we expect these debt retirements to reduce our interest expense by approximately $50.0 million annually.

The interest rate on our $300.0 million 6.800 percent senior notes due October 2037 is subject to adjustment from time to time if the debt rating assigned to such series of notes is downgraded below a certain rating level (or subsequently upgraded). The maximum adjustment is 2.000 percent above the initial interest rate and the interest rate cannot be reduced below the initial interest rate. In October 2014, Moody's Investors Service downgraded our senior unsecured ratings to "Ba1" from "Baa3" resulting in an increase of 0.250 percent in the interest rates on our senior notes due in October 2037. In April 2016, Moody's Investors Service subsequently upgraded our rating to "Baa3" and the interest rate was restored to the initial rate.
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
From time to time, we enter into interest rate derivative instruments to manage interest rate risk inherent in our operations. See Note 8 to our consolidated financial statements.
A summary of our contractual obligations and commercial commitments at May 29, 2016, is as follows:

(in millions)	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term debt (1)	$1,080.2	$30.2	$60.3	$60.3	$929.4
Leases (2)	3,060.9	310.6	585.7	515.3	1,649.3
Purchase obligations (3)	378.6	318.0	50.7	9.9	—
Benefit obligations (4)	379.6	27.1	58.7	73.5	220.3
Unrecognized income tax benefits (5)	15.1	1.3	2.4	11.4	—
Total contractual obligations	$4,914.4	$687.2	$757.8	$670.4	$2,799.0

(in millions)	Amount of Commitment Expiration per Period
Other Commercial Commitments	Total Amounts Committed	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Standby letters of credit (6)	$124.9	$124.9	$—	$—	$—
Guarantees (7)	154.2	36.6	58.3	35.9	23.4
Total commercial commitments	$279.1	$161.5	$58.3	$35.9	$23.4

(1)	Includes interest payments associated with existing long-term debt, including the current portion. Excludes discount and issuance costs of $10.0 million.

(2)
Inclusive of all arrangements accounted for as operating, capital and financing leases. Includes imputed interest of $76.6 million over the life of financing lease obligations and imputed interest of $27.0 million over the life of capital lease obligations.

(3)	Includes commitments for food and beverage items and supplies, capital projects, information technology and other miscellaneous commitments.

(4)
Includes expected contributions associated with our defined benefit plans and payments associated with our postretirement benefit plan and our non-qualified deferred compensation plan through fiscal 2026.

(5)	Includes interest on unrecognized income tax benefits of $0.7 million, $0.1 million of which relates to contingencies expected to be resolved within one year.

(6)
Includes letters of credit for $116.5 million of workers’ compensation and general liabilities accrued in our consolidated financial statements and letters of credit for $8.4 million related to contractual operating lease obligations and other payments.

(7)
Consists solely of guarantees associated with leased properties that have been assigned to third parties and are primarily related to the disposition of Red Lobster. We are not aware of any non-performance under these arrangements that would result in our having to perform in accordance with the terms of the guarantees.

Our fixed-charge coverage ratio, which measures the number of times each year that we earn enough to cover our fixed charges, amounted to 2.7 times and 1.7 times, on a continuing operations basis, for the fiscal years ended May 29, 2016 and May 31, 2015, respectively. Our adjusted debt to adjusted total capital ratio (which includes 6.25 times the total annual minimum rent on a consolidated basis of $248.5 million and $182.1 million for the fiscal years ended May 29, 2016 and May 31, 2015, respectively, as components of adjusted debt and adjusted total capital) was 53 percent and 55 percent as of May 29, 2016 and May 31, 2015, respectively. We include the lease-debt equivalent and contractual lease guarantees in our adjusted debt to adjusted total capital ratio reported to shareholders, as we believe its inclusion better represents the optimal capital structure that we target from period to period and because it is consistent with the calculation of the covenant under our Revolving Credit Agreement.
Based on these ratios, we believe our financial condition is strong. The composition of our capital structure is shown in the following table.

(in millions, except ratios)	May 29, 2016	May 31, 2015
CAPITAL STRUCTURE
Current portion long-term debt	$—	$15.0
Long-term debt, excluding unamortized discount and issuance costs	450.0	1,466.6
Capital lease obligations	52.0	54.5
Total debt	$502.0	$1,536.1
Stockholders’ equity	1,952.0	2,333.5
Total capital	$2,454.0	$3,869.6
CALCULATION OF ADJUSTED CAPITAL
Total debt	$502.0	$1,536.1
Lease-debt equivalent	1,553.1	1,138.1
Guarantees	154.2	147.7
Adjusted debt	$2,209.3	$2,821.9
Stockholders’ equity	1,952.0	2,333.5
Adjusted total capital	$4,161.3	$5,155.4
CAPITAL STRUCTURE RATIOS
Debt to total capital ratio	20%	40%
Adjusted debt to adjusted total capital ratio	53%	55%

Net cash flows provided by operating activities from continuing operations were $820.4 million, $874.3 million and $555.4 million in fiscal 2016, 2015 and 2014, respectively. Net cash flows provided by operating activities include net earnings from continuing operations of $359.7 million, $196.4 million and $183.2 million in fiscal 2016, 2015 and 2014, respectively. Net cash flows provided by operating activities from continuing operations decreased in fiscal 2016 primarily due to current period activity of taxable timing differences and the timing of inventory purchases, offset by higher net earnings from continuing operations. Net cash flows provided by operating activities from continuing operations increased in fiscal 2015 primarily due to higher net earnings from continuing operations, a reduction in current period continuing operations income taxes paid and the timing of inventory purchases.
Net cash flows provided by investing activities from continuing operations were $75.4 million in fiscal 2016 compared to net cash flows used in investing activities from continuing operations of $235.1 million and $436.3 million in fiscal 2015 and 2014, respectively. Proceeds from the disposal of land, buildings and equipment of $325.2 million in fiscal 2016 reflect the impact of closed sale-leaseback transactions. Capital expenditures incurred principally for building new restaurants, remodeling existing restaurants, replacing equipment, and technology initiatives were $228.3 million in fiscal 2016, compared to $296.5 million in fiscal 2015 and $414.8 million in fiscal 2014. The decreasing trend of expenditures from fiscal 2014 to fiscal 2016 results primarily from decreases in remodel and new restaurant activity.
Net cash flows used in financing activities from continuing operations were $1.12 billion in fiscal 2016, compared to $1.78 billion in fiscal 2015 and $179.2 million in fiscal 2014. Net cash flows used in financing activities in fiscal 2016 reflected long-term debt payments of $1.10 billion, including repurchase premiums and make-whole provisions, dividend payments of $268.2 million and share repurchases of $184.8 million, partially offset by the $315.0 million cash dividend received by us from Four Corners and proceeds from the exercise of employee stock options. Net cash flows used in financing activities in fiscal 2015 reflected long-term debt payments of $1.07 billion, including repurchase premiums and make-whole provisions, dividend payments of $278.9 million, share repurchases of $502.3 million and net repayments of short-term debt $207.6 million, partially offset by proceeds from the exercise of employee stock options. Net cash flows used in financing activities in fiscal 2014 included dividend payments of $288.3 million, partially offset by net proceeds from the issuance of short-term debt and from the exercise of employee stock options.
Our defined benefit and other postretirement benefit costs and liabilities are determined using various actuarial assumptions and methodologies prescribed under Financial Accounting Standards Board Accounting Standards Codification Topic 715, Compensation - Retirement Benefits and Topic 712, Compensation - Nonretirement Postemployment Benefits. We use certain assumptions including, but not limited to, the selection of a discount rate and expected long-term rate of return on plan assets. We set the discount rate assumption annually for each plan at its valuation date to reflect the yield of high-quality fixed-income debt instruments, with lives that approximate the maturity of the plan benefits. At May 29, 2016, our discount rate was 4.2 percent and 4.0 percent, respectively, for our defined benefit and postretirement benefit plans. The expected long-term rate of return on plan assets is based upon several factors, including our historical assumptions compared with actual results, an analysis of current market conditions, asset allocations and the views of leading financial advisers and economists. Our expected long-term rate of return on plan assets for our defined benefit plans was 6.5 percent for fiscal year 2016, 7.0 percent for fiscal year 2015 and 8.0 percent for fiscal year 2014. In fiscal 2016, we made defined benefit plans contributions of approximately $25.4 million, which included a voluntary funding contribution of $25.0 million. We made defined benefit plans contributions of approximately $0.4 million and $0.4 million in fiscal years 2015 and 2014, respectively.
We have a recognized net loss of $87.9 million (net of tax) and a recognized net gain of $2.4 million (net of tax) as components of accumulated other comprehensive income (loss) for the defined benefit plans and postretirement benefit plan, respectively, as of May 29, 2016. These net gains and losses represent changes in the amount of the projected benefit obligation and plan assets resulting from differences in the assumptions used and actual experience. The amortization of the net loss component of our fiscal 2017 net periodic benefit cost for the defined benefit plans is expected to be approximately $2.0 million (net of tax). The amortization of the net gain component of our fiscal 2017 net periodic benefit cost for the postretirement benefit plan is expected to be approximately $1.9 million (net of tax).

We believe our defined benefit and postretirement benefit plan assumptions are appropriate based upon the factors discussed above. However, other assumptions could also be reasonably applied that could differ from the assumptions used. These changes in assumptions would not significantly impact our funding requirements. We expect to contribute approximately $0.4 million to our defined benefit pension plans and approximately $1.3 million to our postretirement benefit plan during fiscal 2017.
We are not aware of any trends or events that would materially affect our capital requirements or liquidity. We believe that our internal cash-generating capabilities, the potential issuance of unsecured debt securities under our shelf registration statement and short-term commercial paper should be sufficient to finance our capital expenditures, debt maturities, stock repurchase program and other operating activities through fiscal 2017.
OFF-BALANCE SHEET ARRANGEMENTS
We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity, capital expenditures or capital resources.
FINANCIAL CONDITION
Our total current assets were $820.3 million at May 29, 2016, compared with $1.06 billion at May 31, 2015. The decrease was primarily due to the decrease in cash and cash equivalents driven by the pay down of our long-term debt.
Our total current liabilities were $1.19 billion at May 29, 2016, compared with $1.20 billion at May 31, 2015. The decrease was primarily due to a decrease in other current liabilities related to the recognition of contingent proceeds from the sale of Red Lobster offset by an increase in unearned revenues associated with gift card sales in excess of redemptions.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to a variety of market risks, including fluctuations in interest rates, foreign currency exchange rates, compensation and commodity prices. To manage this exposure, we periodically enter into interest rate and foreign currency exchange instruments, equity forwards and commodity instruments for other than trading purposes (see Notes 1 and 8 to our consolidated financial statements).
We use the variance/covariance method to measure value at risk, over time horizons ranging from one week to one year, at the 95 percent confidence level. At May 29, 2016, our potential losses in future net earnings resulting from changes in foreign currency exchange rate instruments, commodity instruments, equity forwards and floating-rate debt interest rate exposures were approximately $25.2 million over a period of one year. The value at risk from an increase in the fair value of all of our long-term fixed-rate debt, over a period of one year, was approximately $73.0 million. The fair value of our long-term fixed-rate debt outstanding as of May 29, 2016, averaged $492.2 million, with a high of $536.8 million and a low of $462.1 million during fiscal 2016. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows by targeting an appropriate mix of variable and fixed-rate debt.

APPLICATION OF NEW ACCOUNTING STANDARDS

See Note 1 to our consolidated financial statements for a discussion of recently issued accounting standards.

FORWARD-LOOKING STATEMENTS
Statements set forth in or incorporated into this report regarding the expected net increase in the number of our restaurants, U.S. same-restaurant sales, total sales growth, diluted net earnings per share growth, and capital expenditures in fiscal 2017, and all other statements that are not historical facts, including without limitation statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Darden Restaurants, Inc. and its subsidiaries that are preceded by, followed by or that include words such as “may,” “will,” “expect,” “intend,” “anticipate,” “continue,” “estimate,” “project,” “believe,” “plan,” “outlook” or similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are included, along with this statement, for purposes of complying with the safe harbor provisions of that Act. Any forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update such statements for any reason to reflect events or circumstances arising after such date. By their nature, forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by such forward-looking statements. In addition to the risks and uncertainties of ordinary business obligations, and those described in information incorporated into this report, the forward-looking statements contained in this report are subject to the risks and uncertainties described in Part I, Item 1A “Risk Factors” in our Annual Report on Form 10-K for the year ended May 29, 2016, which are summarized as follows:

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

•	The inability to cancel long-term, non-cancelable leases that we may want to cancel or the inability to renew the leases that we may want to extend at the end of their terms;

•	Labor and insurance costs;

•	Our inability or failure to execute a comprehensive business continuity plan following a major natural disaster such as a hurricane or manmade disaster, including terrorism;

•	Health concerns arising from food-related pandemics, outbreaks of flu viruses or other diseases;

•	Intense competition, or an insufficient focus on competition and the consumer landscape;

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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of May 29, 2016. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Management has concluded that, as of May 29, 2016, the Company’s internal control over financial reporting was effective based on these criteria.
The Company’s independent registered public accounting firm KPMG LLP, has issued an audit report on the effectiveness of our internal control over financial reporting, which follows.
/s/ Eugene I. Lee, Jr.
Eugene I. Lee, Jr.
President and Chief Executive Officer

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Darden Restaurants, Inc.:
We have audited Darden Restaurants, Inc. and subsidiaries’ internal control over financial reporting as of May 29, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Darden Restaurants, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, Darden Restaurants, Inc. maintained, in all material respects, effective internal control over financial reporting as of May 29, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Darden Restaurants, Inc. as of May 29, 2016 and May 31, 2015, and the related consolidated statements of earnings, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended May 29, 2016, and our report dated July 25, 2016 expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG LLP
Orlando, Florida
July 25, 2016
Certified Public Accountants

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Darden Restaurants, Inc.:
We have audited the accompanying consolidated balance sheets of Darden Restaurants, Inc. and subsidiaries as of May 29, 2016 and May 31, 2015, and the related consolidated statements of earnings, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended May 29, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Darden Restaurants, Inc. as of May 29, 2016 and May 31, 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended May 29, 2016, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Darden Restaurants, Inc.’s internal control over financial reporting as of May 29, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 25, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
/s/ KPMG LLP
Orlando, Florida
July 25, 2016
Certified Public Accountants

DARDEN RESTAURANTS, INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(In millions, except per share data)

	May 29, 2016	May 31, 2015	May 25, 2014
Sales	$6,933.5	$6,764.0	$6,285.6
Costs and expenses:
Food and beverage	2,039.7	2,085.1	1,892.2
Restaurant labor	2,189.2	2,135.6	2,017.6
Restaurant expenses	1,163.5	1,120.8	1,080.7
Marketing expenses	238.0	243.3	252.3
General and administrative expenses	384.9	430.2	413.1
Depreciation and amortization	290.2	319.3	304.4
Impairments and disposal of assets, net	5.8	62.1	16.4
Total operating costs and expenses	$6,311.3	$6,396.4	$5,976.7
Operating income	622.2	367.6	308.9
Interest, net	172.5	192.3	134.3
Earnings before income taxes	449.7	175.3	174.6
Income tax expense (benefit)	90.0	(21.1)	(8.6)
Earnings from continuing operations	$359.7	$196.4	$183.2
Earnings from discontinued operations, net of tax expense of $3.4, $344.8 and $32.3, respectively	15.3	513.1	103.0
Net earnings	$375.0	$709.5	$286.2
Basic net earnings per share:
Earnings from continuing operations	$2.82	$1.54	$1.40
Earnings from discontinued operations	0.12	4.02	0.78
Net earnings	$2.94	$5.56	$2.18
Diluted net earnings per share:
Earnings from continuing operations	$2.78	$1.51	$1.38
Earnings from discontinued operations	0.12	3.96	0.77
Net earnings	$2.90	$5.47	$2.15
Average number of common shares outstanding:
Basic	127.4	127.7	131.0
Diluted	129.3	129.7	133.2
Dividends declared per common share	$2.10	$2.20	$2.20
See accompanying notes to consolidated financial statements.

DARDEN RESTAURANTS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions)

	May 29, 2016	May 31, 2015	May 25, 2014
Net earnings	$375.0	$709.5	$286.2
Other comprehensive income (loss):
Foreign currency adjustment	0.5	3.0	(2.9)
Change in fair value of marketable securities, net of taxes of $0.0, $0.0 and $0.0, respectively	—	—	(0.1)
Change in fair value of derivatives and amortization of unrecognized gains and losses on derivatives, net of taxes of $14.3, $17.4 and $3.9, respectively	23.0	31.3	3.4
Net unamortized gain (loss) arising during period, including amortization of unrecognized net actuarial loss, net of taxes of $(16.0), $4.8 and $2.9, respectively	(23.9)	7.2	4.3
Other comprehensive income (loss)	$(0.4)	$41.5	$4.7
Total comprehensive income	$374.6	$751.0	$290.9
See accompanying notes to consolidated financial statements.

DARDEN RESTAURANTS, INC.
CONSOLIDATED BALANCE SHEETS
(In millions)

	May 29, 2016	May 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$274.8	$535.9
Receivables, net	64.0	78.0
Inventories	175.4	163.9
Prepaid income taxes	46.1	18.9
Prepaid expenses and other current assets	76.4	69.4
Deferred income taxes	163.3	157.4
Assets held for sale	20.3	32.9
Total current assets	$820.3	$1,056.4
Land, buildings and equipment, net	2,041.6	3,215.8
Goodwill	872.3	872.4
Trademarks	574.6	574.6
Other assets	273.8	275.5
Total assets	$4,582.6	$5,994.7

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$241.9	$198.8
Accrued payroll	135.1	141.1
Accrued income taxes	—	12.6
Other accrued taxes	49.1	51.5
Unearned revenues	360.4	328.6
Current portion of long-term debt	—	15.0
Other current liabilities	400.6	449.1
Total current liabilities	$1,187.1	$1,196.7
Long-term debt, less current portion	440.0	1,452.3
Deferred income taxes	255.2	341.8
Deferred rent	249.7	225.9
Other liabilities	498.6	444.5
Total liabilities	$2,630.6	$3,661.2
Stockholders’ equity:
Common stock and surplus, no par value. Authorized 500.0 shares; issued 127.5 and 127.9 shares, respectively; outstanding 126.2 and 126.7 shares, respectively	1,502.6	1,405.9
Preferred stock, no par value. Authorized 25.0 shares; none issued and outstanding	—	—
Retained earnings	547.5	1,026.0
Treasury stock, 1.3 and 1.3 shares, at cost, respectively	(7.8)	(7.8)
Accumulated other comprehensive income (loss)	(87.0)	(86.6)
Unearned compensation	(3.3)	(4.0)
Total stockholders’ equity	$1,952.0	$2,333.5
Total liabilities and stockholders’ equity	$4,582.6	$5,994.7
See accompanying notes to consolidated financial statements.

DARDEN RESTAURANTS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(In millions, except per share data)

	Common Stock And Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Total Stockholders’ Equity
Balances at May 26, 2013	$1,207.6	$998.9	$(8.1)	$(132.8)	$(6.1)	$2,059.5
Net earnings	—	286.2	—	—	—	286.2
Other comprehensive income	—	—	—	4.7	—	4.7
Dividends declared ($2.20 per share)	—	(288.9)	—	—	—	(288.9)
Stock option exercises (1.8 shares)	50.6	—	0.3	—	—	50.9
Stock-based compensation	26.0	—	—	—	—	26.0
ESOP note receivable repayments	—	—	—	—	0.9	0.9
Income tax benefits credited to equity	10.9	—	—	—	—	10.9
Repurchases of common stock (0.0 shares)	(0.1)	(0.4)	—	—	—	(0.5)
Issuance of stock under Employee Stock Purchase Plan and other plans (0.2 shares)	7.2	—	—	—	—	7.2
Balances at May 25, 2014	$1,302.2	$995.8	$(7.8)	$(128.1)	$(5.2)	$2,156.9
Net earnings	—	709.5	—	—	—	709.5
Other comprehensive income	—	—	—	41.5	—	41.5
Dividends declared ($2.20 per share)	—	(279.5)	—	—	—	(279.5)
Stock option exercises (4.2 shares)	154.6	—	—	—	—	154.6
Stock-based compensation	26.4	—	—	—	—	26.4
ESOP note receivable repayments	—	—	—	—	1.2	1.2
Income tax benefits credited to equity	18.4	—	—	—	—	18.4
Repurchases of common stock (10.0 shares)	(102.5)	(399.8)	—	—	—	(502.3)
Issuance of stock under Employee Stock Purchase Plan and other plans (0.1 shares)	6.8	—	—	—	—	6.8
Balances at May 31, 2015	$1,405.9	$1,026.0	$(7.8)	$(86.6)	$(4.0)	$2,333.5
Net earnings	—	375.0	—	—	—	375.0
Other comprehensive income	—	—	—	(0.4)	—	(0.4)
Dividends declared ($2.10 per share)	—	(268.2)	—	—	—	(268.2)
Stock option exercises (2.4 shares)	94.4	—	—	—	—	94.4
Stock-based compensation	14.9	—	—	—	—	14.9
ESOP note receivable repayments	—	—	—	—	0.6	0.6
Income tax benefits credited to equity	17.5	—	—	—	—	17.5
Repurchases of common stock (3.0 shares)	(34.9)	(149.9)	—	—	—	(184.8)
Issuance of stock under Employee Stock Purchase Plan and other plans (0.2 shares)	4.8	—	—	—	0.1	4.9
Separation of Four Corners Property Trust	—	(435.4)	—	—	—	(435.4)
Balances at May 29, 2016	$1,502.6	$547.5	$(7.8)	$(87.0)	$(3.3)	$1,952.0
See accompanying notes to consolidated financial statements.

DARDEN RESTAURANTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Fiscal Year Ended
	May 29, 2016	May 31, 2015	May 25, 2014
Cash flows - operating activities
Net earnings	$375.0	$709.5	$286.2
Earnings from discontinued operations, net of tax	(15.3)	(513.1)	(103.0)
Adjustments to reconcile net earnings from continuing operations to cash flows:
Depreciation and amortization	290.2	319.3	304.4
Impairments and disposal of assets, net	5.8	62.1	16.4
Amortization of loan costs and losses on interest-rate related derivatives	3.6	8.6	13.8
Stock-based compensation expense	37.3	53.7	38.7
Change in current assets and liabilities	13.7	76.3	0.6
Contributions to pension and postretirement plans	(26.5)	(1.5)	(1.4)
Change in cash surrender value of trust-owned life insurance	3.3	(6.5)	(12.2)
Deferred income taxes	(10.8)	42.0	(44.9)
Change in deferred rent	23.8	22.0	29.5
Change in other assets and liabilities	5.3	3.8	18.9
Loss on extinguishment of debt	106.8	91.3	—
Other, net	8.2	6.8	8.4
Net cash provided by operating activities of continuing operations	$820.4	$874.3	$555.4
Cash flows - investing activities
Purchases of land, buildings and equipment	(228.3)	(296.5)	(414.8)
Proceeds from disposal of land, buildings and equipment	325.2	67.9	4.4
Purchases of marketable securities	—	—	(3.0)
Proceeds from sale of marketable securities	1.8	9.7	8.7
Purchases of capitalized software and other assets	(23.3)	(16.2)	(31.6)
Net cash provided by (used in) investing activities of continuing operations	$75.4	$(235.1)	$(436.3)
Cash flows - financing activities
Proceeds from issuance of common stock	99.3	159.7	58.1
Income tax benefits credited to equity	17.5	18.4	10.9
Special cash distribution from Four Corners Property Trust	315.0	—	—
Dividends paid	(268.2)	(278.9)	(288.3)
Repurchases of common stock	(184.8)	(502.3)	(0.5)
ESOP note receivable repayments	0.6	1.2	0.9
Proceeds from issuance of short-term debt	—	397.4	2,616.3
Repayments of short-term debt	—	(605.0)	(2,573.2)
Repayments of long-term debt	(1,096.8)	(1,065.9)	—
Payment of debt issuance costs	—	—	(1.4)
Principal payments on capital leases	(3.4)	(2.2)	(2.0)
Proceeds from financing lease obligation	—	93.1	—
Net cash used in financing activities of continuing operations	$(1,120.8)	$(1,784.5)	$(179.2)
Cash flows - discontinued operations
Net cash provided by (used in) operating activities of discontinued operations	(42.4)	(403.3)	214.7
Net cash provided by (used in) investing activities of discontinued operations	6.3	1,986.2	(144.5)
Net cash provided by (used in) discontinued operations	$(36.1)	$1,582.9	$70.2
Increase (decrease) in cash and cash equivalents	(261.1)	437.6	10.1
Cash and cash equivalents - beginning of year	535.9	98.3	88.2
Cash and cash equivalents - end of year	$274.8	$535.9	$98.3

DARDEN RESTAURANTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(In millions)

	Fiscal Year Ended
	May 29, 2016	May 31, 2015	May 25, 2014
Cash flows from changes in current assets and liabilities
Receivables, net	$14.0	$7.8	$(1.5)
Inventories	(11.8)	64.5	(25.6)
Prepaid expenses and other current assets	(10.8)	2.9	0.5
Accounts payable	45.6	(20.9)	27.2
Accrued payroll	(5.9)	23.4	7.5
Prepaid/accrued income taxes	(21.3)	(13.8)	(21.0)
Other accrued taxes	(1.4)	2.2	—
Unearned revenues	46.0	34.9	28.8
Other current liabilities	(40.7)	(24.7)	(15.3)
Change in current assets and liabilities	$13.7	$76.3	$0.6

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Operations and Principles of Consolidation
The accompanying consolidated financial statements include the operations of Darden Restaurants, Inc. and its wholly owned subsidiaries (Darden, the Company, we, us or our). We own and operate the Olive Garden®, LongHorn Steakhouse®, The Capital Grille®, Yard House®, Bahama Breeze®, Seasons 52®, and Eddie V's Prime Seafood® and Wildfish Seafood Grille® (collectively, "Eddie V's") restaurant brands located in the United States and Canada. Through subsidiaries, we own and operate all of our restaurants in the United States and Canada, except for 6 joint venture restaurants managed by us and 18 franchised restaurants. We also have 32 franchised restaurants in operation located in Latin America, the Middle East and Malaysia. All significant intercompany balances and transactions have been eliminated in consolidation.
Basis of Presentation
On May 15, 2014, we entered into an agreement to sell Red Lobster and certain related assets and associated liabilities and closed the sale on July 28, 2014. For fiscal 2016, 2015 and 2014, all gains and losses on disposition, impairment charges and disposal costs, along with the sales, costs and expenses and income taxes attributable to the discontinued locations, have been aggregated in a single caption entitled “Earnings from discontinued operations, net of tax expense” in our consolidated statements of earnings for all periods presented. See Note 3 for additional information.
Unless otherwise noted, amounts and disclosures throughout these notes to consolidated financial statements relate to our continuing operations.

Fiscal Year
We operate on a 52/53-week fiscal year, which ends on the last Sunday in May. Fiscal 2016, which ended May 29, 2016, consisted of 52 weeks. Fiscal 2015, which ended May 31, 2015, consisted of 53 weeks and fiscal 2014, which ended May 25, 2014, consisted of 52 weeks.
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

(in millions)	May 29, 2016	May 31, 2015
Short-term investments	$166.7	$455.5
Credit card receivables	81.1	77.8
Depository accounts	27.0	2.6
Total Cash and Cash Equivalents	$274.8	$535.9
As of May 29, 2016, and May 31, 2015, we had cash and cash equivalent accounts in excess of insured limits. We manage the credit risk of our positions through utilizing multiple financial institutions and monitoring the credit quality of those financial institutions that hold our cash and cash equivalents.
Receivables, Net
Receivables, net of the allowance for doubtful accounts, represent their estimated net realizable value. Provisions for doubtful accounts are recorded based on historical collection experience and the age of the receivables. Receivables are written off when they are deemed uncollectible. See Note 12.

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
Land, Buildings and Equipment, Net
Land, buildings and equipment are recorded at cost less accumulated depreciation. Building components are depreciated over estimated useful lives ranging from 7 to 40 years using the straight-line method. Leasehold improvements, which are reflected on our consolidated balance sheets as a component of buildings in land, buildings and equipment, net, are amortized over the lesser of the expected lease term, including cancelable option periods, or the estimated useful lives of the related assets using the straight-line method. Equipment is depreciated over estimated useful lives ranging from 2 to 15 years also using the straight-line method. See Note 5 for additional information. Gains and losses on the disposal of land, buildings and equipment are included in impairments and disposal of assets, net, while the write-off of undepreciated book value associated with the replacement of equipment in the normal course of business is recorded as a component of restaurant expenses in our accompanying consolidated statements of earnings. Depreciation and amortization expense from continuing operations associated with buildings and equipment and losses on replacement of equipment were as follows:

(in millions)	Fiscal Year
	2016	2015	2014
Depreciation and amortization on buildings and equipment	$274.4	$305.0	$296.3
Losses on replacement of equipment	5.5	5.5	4.4

Capitalized Software Costs and Other Definite-Lived Intangibles
Capitalized software, which is a component of other assets, is recorded at cost less accumulated amortization. Capitalized software is amortized using the straight-line method over estimated useful lives ranging from 3 to 10 years. The cost of capitalized software and related accumulated amortization was as follows:

(in millions)	May 29, 2016	May 31, 2015
Capitalized software	$169.7	$148.0
Accumulated amortization	(93.1)	(80.4)
Capitalized software, net of accumulated amortization	$76.6	$67.6
We have other definite-lived intangible assets, including assets related to the value of below-market leases resulting from our acquisitions that are included as a component of other assets on our consolidated balance sheets. We also have definite-lived intangible liabilities related to the value of above-market leases resulting from our acquisitions, that are included in other liabilities on our consolidated balance sheets. Definite-lived intangibles are amortized on a straight-line basis over estimated useful lives of 1 to 20 years. The cost and related accumulated amortization was as follows:

(in millions)	May 29, 2016	May 31, 2015
Other definite-lived intangibles	$14.2	$15.1
Accumulated amortization	(7.3)	(7.3)
Other definite-lived intangible assets, net of accumulated amortization	$6.9	$7.8

Below-market leases	$29.2	$29.2
Accumulated amortization	(13.3)	(11.5)
Below-market leases, net of accumulated amortization	$15.9	$17.7

Above-market leases	$(21.4)	$(21.4)
Accumulated amortization	8.3	6.4
Above-market leases, net of accumulated amortization	$(13.1)	$(15.0)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amortization expense from continuing operations associated with capitalized software and other definite-lived intangibles included in depreciation and amortization in our accompanying consolidated statements of earnings was as follows:

(in millions)	Fiscal Year
	2016	2015	2014
Amortization expense - capitalized software	$14.9	$13.3	$7.0
Amortization expense - other definite-lived intangibles	0.9	1.0	1.1
Amortization expense from continuing operations associated with above- and-below-market leases included in restaurant expenses as a component of rent expense in our consolidated statements of earnings was as follows:

(in millions)	Fiscal Year
	2016	2015	2014
Restaurant expense - below-market leases	$1.8	$1.8	$1.8
Restaurant expense - above-market leases	(1.4)	(1.4)	(1.4)
Amortization of capitalized software and other definite-lived intangible assets will be approximately $17.6 million annually for fiscal 2017 through 2021.
Trust-Owned Life Insurance
We have a trust that purchased life insurance policies covering certain of our officers and other key employees (trust-owned life insurance or TOLI). The trust is the owner and sole beneficiary of the TOLI policies. The policies were purchased to offset a portion of our obligations under our non-qualified deferred compensation plan. The cash surrender value for each policy is included in other assets, while changes in cash surrender values are included in general and administrative expenses.
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

	Goodwill		Trademarks
(in millions)	May 29, 2016	May 31, 2015	May 29, 2016	May 31, 2015
Olive Garden (1)	$30.2	$30.2	$—	$—
LongHorn Steakhouse	49.3	49.3	307.8	307.8
The Capital Grille	401.6	401.7	147.0	147.0
Yard House	369.2	369.2	109.3	109.3
Eddie V's	22.0	22.0	10.5	10.5
Total	$872.3	$872.4	$574.6	$574.6

(1)
Goodwill related to Olive Garden is associated with the RARE Hospitality International, Inc. (RARE) acquisition and the estimated value of the direct benefits derived by Olive Garden as a result of the RARE acquisition.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

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
The fair value of trademarks is estimated and compared to the carrying value. We estimate the fair value of trademarks using the relief-from-royalty method, which requires assumptions related to projected sales from our annual long-range plan; assumed royalty rates that could be payable if we did not own the trademarks; and a discount rate. We recognize an impairment loss when the estimated fair value of the trademarks is less than carrying value. We completed our impairment test and concluded as of the date of the test, there was no impairment of the trademarks for LongHorn Steakhouse, The Capital Grille, Eddie V's and Yard House.
We evaluate the useful lives of our other intangible assets, to determine if they are definite or indefinite-lived. A determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, demand, competition, other economic factors (such as the stability of the industry, legislative action that results in an uncertain or changing regulatory environment and expected changes in distribution channels), the level of required maintenance expenditures and the expected lives of other related groups of assets.
Impairment or Disposal of Long-Lived Assets
Land, buildings and equipment and certain other assets, including definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the assets. Identifiable cash flows are measured at the lowest level for which they are largely independent of the cash flows of other groups of assets and liabilities, generally at the restaurant level. If such assets are determined to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Fair value is generally determined based on appraisals, sales prices of comparable assets or discounted future net cash flows expected to be generated by the assets. Restaurant sites and certain other assets to be disposed of are reported at the lower of their carrying amount or fair value, less estimated costs to sell. Restaurant sites and certain other assets to be disposed of are included in assets held for sale on our consolidated balance sheets when certain criteria are met. These criteria include the requirement that the likelihood of disposing of these assets within one year is probable. Assets not meeting the “held for sale” criteria remain in land, buildings and equipment until their disposal is probable within one year.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

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
Revenue Recognition
Sales, as presented in our consolidated statements of earnings, represents food and beverage product sold and is presented net of discounts, coupons, employee meals and complimentary meals. Revenue from restaurant sales is recognized when food and beverage products are sold. Sales taxes collected from customers and remitted to governmental authorities are presented on a net basis within sales in our consolidated statements of earnings.

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
Food and Beverage Costs
Food and beverage costs include inventory, warehousing, related purchasing and distribution costs, and gains and losses on certain commodity derivative contracts. Vendor allowances received in connection with the purchase of a vendor’s products are recognized as a reduction of the related food and beverage costs as earned. Advance payments are made by the vendors based on estimates of volume to be purchased from the vendors and the terms of the agreement. As we make purchases from the vendors each period, we recognize the pro rata portion of allowances earned as a reduction of food and beverage costs for that period. Differences between estimated and actual purchases are settled in accordance with the terms of the agreements. Vendor agreements are generally for a period of one year or more and payments received are initially recorded as long-term liabilities. Amounts expected to be earned within one year are recorded as current liabilities.
Income Taxes
We provide for federal and state income taxes currently payable as well as for those deferred because of temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Federal income tax credits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. Interest recognized on reserves for uncertain tax positions is included in interest, net, in our consolidated statements of earnings. A corresponding liability for accrued interest is included as a component of other current liabilities on our consolidated balance sheets. Penalties, when incurred, are recognized in general and administrative expenses.
ASC Topic 740, Income Taxes, requires that a position taken or expected to be taken in a tax return be recognized (or derecognized) in the financial statements when it is more likely than not (i.e., a likelihood of more than 50 percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. See Note 13 for additional information.

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
Derivative Instruments and Hedging Activities
We enter into derivative instruments for risk management purposes only, including derivatives designated as hedging instruments as required by FASB ASC Topic 815, Derivatives and Hedging, and those utilized as economic hedges. We use financial derivatives to manage interest rate and compensation risks inherent in our business operations. Our use of derivative instruments is currently limited to equity forwards contracts. These instruments are generally structured as hedges of the variability of cash flows related to forecasted transactions (cash flow hedges). However, we do at times enter into instruments designated as fair value hedges to reduce our exposure to changes in fair value of the related hedged item. We do not enter into derivative instruments for trading or speculative purposes, where changes in the cash flows or fair value of the derivative are not expected to offset changes in cash flows or fair value of the hedged item. However, we have entered into equity forwards to economically hedge changes in the fair value of employee investments in our non-qualified deferred compensation plan. All derivatives are recognized on the balance sheet at fair value. For those derivative instruments for which we intend to elect hedge accounting, on the date the derivative contract is entered into, we document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking the various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific assets and liabilities on the consolidated balance sheet or to specific forecasted transactions. We also formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.
To the extent our derivatives are effective in offsetting the variability of the hedged cash flows, and otherwise meet the cash flow hedge accounting criteria required by Topic 815 of the FASB ASC, changes in the derivatives’ fair value are not included in current earnings but are included in accumulated other comprehensive income (loss), net of tax. These changes in fair value will be reclassified into earnings at the time of the forecasted transaction. Ineffectiveness measured in the hedging relationship is recorded currently in earnings in the period in which it occurs. To the extent our derivatives are effective in mitigating changes in fair value, and otherwise meet the fair value hedge accounting criteria required by Topic 815 of the FASB ASC, gains and losses in the derivatives’ fair value are included in current earnings, as are the gains and losses of the related hedged item. To the extent the hedge accounting criteria are not met, the derivative contracts are utilized as economic hedges, and changes in the fair value of such contracts are recorded currently in earnings in the period in which they occur. Cash flows related to derivatives are included in operating activities. See Note 8 for additional information.
Leases
For operating leases, we recognize rent expense on a straight-line basis over the expected lease term, including cancelable option periods where we are reasonably assured to exercise the options. Differences between amounts paid and amounts expensed are recorded as deferred rent. Capital leases are recorded as an asset and an obligation at an amount equal to the present value of the minimum lease payments during the lease term. Sale-leasebacks are transactions through which we sell assets (such as restaurant properties) at fair value and subsequently lease them back. The resulting leases generally qualify and are accounted for as operating leases. Financing leases are generally the product of a failed sale-leaseback transaction and result in retention of the "sold" assets within land, buildings and equipment with a financing lease obligation equal to the amount of proceeds received recorded as a component of other liabilities on our consolidated balance sheets.

Within the provisions of certain of our leases, there are rent holidays and escalations in payments over the base lease term, as well as renewal periods. The effects of the holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term. The lease term commences on the date when we have the right to control the use of the leased property, which is typically before rent payments are due under the terms of the lease. Many of our leases have renewal periods totaling 5 to 20 years, exercisable at our option and require payment of property taxes, insurance and maintenance costs in addition to the rent payments. The consolidated financial statements reflect the same lease term for amortizing leasehold improvements as we use to determine capital versus operating lease classifications and in calculating straight-line rent expense for each restaurant. Percentage rent expense is generally based on sales levels and is accrued at the point in time we determine that it is probable that such sales levels will be achieved. Amortization expense related to capital leases is included in depreciation and amortization expense in our consolidated statements of earnings. Landlord allowances are recorded based on contractual terms and are included in accounts receivable, net, and as a deferred rent liability and amortized as a reduction of rent expense on a straight-line basis over the expected lease term. Gains on sale-leaseback transactions are recorded as a deferred liability and amortized as a reduction of rent expense on a straight-line basis over the expected lease term.
Pre-Opening Expenses
Non-capital expenditures associated with opening new restaurants are expensed as incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Advertising
Production costs of commercials are charged to operations in the fiscal period the advertising is first aired. The costs of programming and other advertising, promotion and marketing programs are charged to operations in the fiscal period incurred and reported as marketing expenses on our consolidated statements of earnings.
Stock-Based Compensation
We recognize the cost of employee service received in exchange for awards of equity instruments based on the grant date fair value of those awards. We recognize compensation expense on a straight-line basis over the employee service period for awards granted. We utilize the Black-Scholes option pricing model to estimate the fair value of stock option awards. The dividend yield has been estimated based upon our historical results and expectations for changes in dividend rates. The expected volatility was determined using historical stock prices. The risk-free interest rate was the rate available on zero coupon U.S. government obligations with a term approximating the expected life of each grant. The expected life was estimated based on the exercise history of previous grants, taking into consideration the remaining contractual period for outstanding awards. We utilize a Monte Carlo simulation to estimate the fair value of our market-based equity-settled performance awards. See Note 15 for further information.
Net Earnings per Share
Basic net earnings per share are computed by dividing net earnings by the weighted-average number of common shares outstanding for the reporting period. Diluted net earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Outstanding stock options, restricted stock and equity-settled performance stock units granted by us represent the only dilutive effect reflected in diluted weighted-average shares outstanding. These stock-based compensation instruments do not impact the numerator of the diluted net earnings per share computation.

The following table presents the computation of basic and diluted net earnings per common share:

(in millions, except per share data)	Fiscal Year
	2016	2015	2014
Earnings from continuing operations	$359.7	$196.4	$183.2
Earnings from discontinued operations	15.3	513.1	103.0
Net earnings	$375.0	$709.5	$286.2
Average common shares outstanding – Basic	127.4	127.7	131.0
Effect of dilutive stock-based compensation	1.9	2.0	2.2
Average common shares outstanding – Diluted	129.3	129.7	133.2
Basic net earnings per share:
Earnings from continuing operations	$2.82	$1.54	$1.40
Earnings from discontinued operations	0.12	4.02	0.78
Net earnings	$2.94	$5.56	$2.18
Diluted net earnings per share:
Earnings from continuing operations	$2.78	$1.51	$1.38
Earnings from discontinued operations	0.12	3.96	0.77
Net earnings	$2.90	$5.47	$2.15
Restricted stock and options to purchase shares of our common stock excluded from the calculation of diluted net earnings per share because the effect would have been anti-dilutive, are as follows:

(in millions)	Fiscal Year Ended
	May 29, 2016	May 31, 2015	May 25, 2014
Anti-dilutive restricted stock and options	0.3	0.1	4.2
Foreign Currency
The Canadian dollar is the functional currency for our Canadian restaurant operations and the Malaysian ringgit is the functional currency for our franchises based in Malaysia. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

rates prevailing throughout the period. Translation gains and losses are reported as a separate component of other comprehensive income (loss). Aggregate cumulative translation losses were $1.2 million and $1.7 million at May 29, 2016 and May 31, 2015, respectively. Net losses from foreign currency transactions recognized in our consolidated statements of earnings were $1.8 million and $1.4 million for fiscal 2016 and 2015, respectively, and was not significant for fiscal 2014.
Application of New Accounting Standards

In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606). This update provides a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. This update is effective for annual and interim periods beginning after December 15, 2017, which requires us to adopt these provisions in the first quarter of fiscal 2019. Early adoption is permitted. This update permits the use of either the retrospective or cumulative effect transition method. We are evaluating the effect this guidance will have on our consolidated financial statements and related disclosures. We have not yet selected a transition method nor have we determined the effect of the standard on our ongoing financial reporting.

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory (Topic 330). This update requires inventory within the scope of the standard to be measured at the lower of cost and net realizable value. Net realizable value is defined as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This update is effective for annual and interim periods beginning after December 15, 2016, which will require us to adopt these provisions in the first quarter of fiscal 2018. Early adoption is permitted. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes (Topic 740). This update requires that deferred tax liabilities and assets be classified as noncurrent in a classified balance sheet. This update is effective for annual and interim periods beginning after December 15, 2016, which will require us to adopt these provisions in the first quarter of fiscal 2018. Early adoption is permitted. Other than the revised balance sheet presentation of deferred tax liabilities and assets, we do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This update requires a lessee to recognize on the balance sheet a liability to make lease payments and a corresponding right-of-use asset. The guidance also requires certain qualitative and quantitative disclosures about the amount, timing and uncertainty of cash flows arising from leases. This update is effective for annual and interim periods beginning after December 15, 2018, which will require us to adopt these provisions in the first quarter of fiscal 2020 using a modified retrospective approach. Early adoption is permitted. We have not yet selected a transition date nor have we determined the effect of the standard on our ongoing financial reporting.

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718). This update was issued as part of the FASB’s simplification initiative and affects all entities that issue share-based payment awards to their employees. The amendments in this update cover such areas as the recognition of excess tax benefits and deficiencies, the classification of those excess tax benefits on the statement of cash flows, an accounting policy election for forfeitures, the amount an employer can withhold to cover income taxes and still qualify for equity classification and the classification of those taxes paid on the statement of cash flows. This update is effective for annual and interim periods beginning after December 15, 2016, which will require us to adopt these provisions in the first quarter of fiscal 2018. This guidance will be applied either prospectively, retrospectively or using a modified retrospective transition method, depending on the area covered in this update. Early adoption is permitted. We have not yet selected a transition date nor have we determined the effect of the standard on our ongoing financial reporting.

NOTE 2 - REAL ESTATE TRANSACTIONS
As a result of a comprehensive evaluation for the monetization of our real estate portfolio, we undertook strategies to pursue sale-leaseback transactions of individual restaurant properties and our corporate headquarters and to transfer 424 of our restaurant properties into a REIT, with substantially all of the REIT’s initial assets being leased back to Darden.
Sale-leasebacks
During fiscal 2015, we implemented a plan to pursue sale-leaseback transactions of 64 restaurant properties. Fourteen of the transactions closed in the fourth quarter of fiscal 2015, and the remaining 50 transactions closed in fiscal 2016. The 64 individual

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

sale-leasebacks generated net proceeds of $238.0 million, resulting in deferred gains totaling $49.0 million which will be amortized over the expected leaseback periods on a straight-line basis. Additionally, during fiscal 2016, we completed the sale-leaseback of our corporate headquarters, generating net proceeds of $131.0 million, resulting in a deferred gain of $6.3 million, which will be amortized over the expected leaseback period on a straight-line basis.
REIT Transaction - Separation of Four Corners
On June 23, 2015, we announced our plan to separate our business into two separate and independent publicly traded companies. We accomplished this separation on November 9, 2015, with the pro rata distribution of one share of Four Corners Property Trust, Inc. (Four Corners) common stock for every three shares of Darden common stock to holders of Darden common stock. The separation, which was completed pursuant to a separation and distribution agreement between Darden and Four Corners, included (i) the transfer of 6 LongHorn Steakhouse restaurants located in the San Antonio, Texas area (the LongHorn San Antonio Business) as well as 418 restaurant properties (the Four Corners Properties) to Four Corners, which were subsequently leased back to Darden; (ii) the issuance to us of all of the outstanding common stock of Four Corners and corresponding pro rata distribution to our shareholders of the outstanding shares of Four Corners common stock as a tax-free stock dividend; and (iii) a cash dividend of $315.0 million received by us from Four Corners from the proceeds of Four Corners’ term loan borrowings. We requested and received a private letter ruling from the Internal Revenue Service on certain issues relevant to the qualification of the spin-off as a tax-free transaction.
Our shareholders’ equity decreased by $435.4 million as a result of the separation of Four Corners. The components of the decrease, principally comprised of the net book value of the net assets that we contributed to Four Corners in connection with the separation, included $834.8 million in net book value of fixed assets, $84.4 million consisting primarily of deferred tax liabilities, offset by the $315.0 million cash dividend received by us from Four Corners.

Agreements with Four Corners
We entered into lease agreements with Four Corners, pursuant to which we leased the Four Corners Properties on a triple-net basis with terms comparable to similar leases negotiated on an arm’s-length basis. Under the lease agreements, our subsidiaries are the tenant, while Four Corners is the landlord. The leases are triple-net leases that provide for an average initial term of approximately 15 years with stated annual rental payments and options to extend the leases for another 15 years. Under the lease agreements, the rent is subject to annual escalations of 1.5 percent, as well as, in most of the leases, a fair market value adjustment at the start of one of the renewal options.
We entered into franchise agreements with Four Corners pursuant to which we provide certain franchising services to Four Corners’ subsidiary which operates the LongHorn San Antonio Business. The franchising services consist of licensing the right to use and display certain trademarks in connection with the operation of the LongHorn San Antonio Business, marketing services, training and access to certain LongHorn operating procedures. The fees and conditions of these franchising services are on terms comparable to similar franchising services negotiated on an arm’s-length basis.

Debt Retirement
During fiscal 2016, utilizing the proceeds of the Four Corners cash dividend, cash proceeds from the sale-leasebacks of restaurant properties and our corporate headquarters and additional cash on hand, we retired approximately $1.03 billion aggregate principal of long-term debt (see Note 7 for additional details).

NOTE 3 – DISPOSITIONS
On July 28, 2014, we closed on the sale of 705 Red Lobster restaurants. All direct cash flows related to operating these businesses were eliminated at the date of sale. Our continuing involvement has primarily been limited to a transition services agreement, pursuant to which we provide limited, specific services for up to two years from the date of sale with minimal impact to our cash flows. In total, we have recognized a pre-tax gain on the sale of Red Lobster of $854.8 million, which is included in earnings from discontinued operations in our consolidated statements of earnings.

For fiscal 2016, 2015 and 2014, all gains on disposition, impairment charges and disposal costs, along with the sales, costs and expenses and income taxes attributable to these restaurants, have been aggregated in a single caption entitled “Earnings (loss) from discontinued operations, net of tax expense (benefit)” in our consolidated statements of earnings for all periods presented. No amounts for shared general and administrative operating support expense or interest expense were allocated to discontinued operations. Assets associated with those restaurants not yet disposed of, that are considered held for sale, have been segregated from continuing operations and are included in assets held for sale on our accompanying consolidated balance sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Earnings from discontinued operations, net of taxes in our accompanying consolidated statements of earnings are comprised of the following:

(in millions)	Fiscal Year Ended
	May 29, 2016	May 31, 2015	May 25, 2014
Sales	$—	$400.4	$2,472.1
Costs and expenses:
Restaurant and marketing expenses	1.8	353.0	2,134.1
Depreciation and amortization	—	0.2	124.6
Other income and expenses (1)	(20.5)	(810.7)	78.1
Earnings before income taxes	18.7	857.9	135.3
Income tax expense	3.4	344.8	32.3
Earnings from discontinued operations, net of tax	$15.3	$513.1	$103.0

(1)	Amounts for fiscal years 2016 and 2015 primarily relate to the gain recognized on the sale of Red Lobster.

Assets classified as held for sale on our accompanying consolidated balance sheets as of May 29, 2016, consisted of land, buildings and equipment with carrying amounts of $20.3 million primarily related to excess land parcels adjacent to our corporate headquarters. Assets classified as held for sale on our accompanying consolidated balance sheets as of May 31, 2015 consisted of land, buildings and equipment with carrying amounts of $32.9 million related to Red Lobster properties subject to landlord consents and excess land parcels adjacent to our corporate headquarters.

NOTE 4 –IMPAIRMENTS AND DISPOSAL OF ASSETS, NET
Impairments and disposal of assets, net, in our accompanying consolidated statements of earnings are comprised of the following:

	Fiscal Year
(in millions)	2016	2015	2014
Restaurant impairments	$9.2	$49.4	$11.5
Disposal gains	(5.9)	(4.2)	(1.9)
Other	2.5	16.9	6.8
Impairments and disposal of assets, net	$5.8	$62.1	$16.4
Restaurant impairments for fiscal 2016 and 2015 were primarily related to underperforming restaurants and restaurant assets involved in individual sale-leaseback transactions. Restaurant impairments for fiscal 2014 were primarily related to underperforming restaurants.
Disposal gains for fiscal 2016 and 2015 were primarily related to the sale of land parcels and sale-leaseback transactions. Disposal gains for fiscal 2014 were primarily related to the sale of land parcels.
Other impairment charges for fiscal 2016 primarily related to a cost-method investment and the expected disposal of excess land parcels adjacent to our corporate headquarters which are held for sale. During fiscal 2015, other impairment charges related to the expected disposal of excess land parcels adjacent to our corporate headquarters, our lobster aquaculture project and a corporate airplane in connection with the closure of our aviation department. Other impairment charges for fiscal 2014 primarily related to a corporate airplane in connection with its expected sale.
Impairment charges were measured based on the amount by which the carrying amount of these assets exceeded their fair value. Fair value is generally determined based on appraisals or sales prices of comparable assets and estimates of discounted future cash flows. These amounts are included in impairments and disposal of assets, net as a component of earnings from continuing operations in the accompanying consolidated statements of earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - LAND, BUILDINGS AND EQUIPMENT, NET
The components of land, buildings and equipment, net, are as follows:

(in millions)	May 29, 2016	May 31, 2015
Land	$133.1	$633.5
Buildings	2,297.1	3,338.9
Equipment	1,318.5	1,439.1
Assets under capital leases	71.9	72.0
Construction in progress	40.0	36.9
Total land, buildings and equipment	$3,860.6	$5,520.4
Less accumulated depreciation and amortization	(1,788.3)	(2,277.7)
Less amortization associated with assets under capital leases	(30.7)	(26.9)
Land, buildings and equipment, net	$2,041.6	$3,215.8

NOTE 6 - SEGMENT INFORMATION

We manage our restaurant brands, Olive Garden, LongHorn Steakhouse, The Capital Grille, Yard House, Bahama Breeze, Seasons 52 and Eddie V's in North America as operating segments. The brands operate principally in the U.S. within full-service dining. We aggregate our operating segments into reportable segments based on a combination of the size, economic characteristics and sub-segment of full-service dining within which each brand operates. We have four reportable segments: (1) Olive Garden, (2) LongHorn Steakhouse, (3) Fine Dining and (4) Other Business.

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

External sales are derived principally from food and beverage sales. We do not rely on any major customers as a source of sales, and the customers and long-lived assets of our reportable segments are predominantly in the U.S. There were no material transactions among reportable segments.

Our management uses segment profit as the measure for assessing performance of our segments. Segment profit includes revenues and expenses directly attributable to restaurant-level results of operations (sometimes referred to as restaurant-level earnings). These expenses include food and beverage costs, restaurant labor costs, restaurant expenses and marketing expenses (collectively "restaurant and marketing expenses"). The following tables reconcile our segment results to our consolidated results reported in accordance with GAAP:

(in millions)	Olive Garden	LongHorn Steakhouse	Fine Dining	Other Business	Corporate	Consolidated
At May 29, 2016 and for the year ended
Sales	$3,838.6	$1,587.7	$514.1	$993.1	$—	$6,933.5
Restaurant and marketing expenses	3,079.4	1,312.4	413.6	825.0	—	5,630.4
Segment profit	$759.2	$275.3	$100.5	$168.1	$—	$1,303.1

Depreciation and amortization	$124.1	$67.9	$27.1	$50.5	$20.6	$290.2
Impairments and disposal of assets, net	(1.4)	(1.5)	0.7	6.0	2.0	5.8
Segment assets	939.2	969.2	857.0	987.6	829.6	4,582.6
Purchases of land, buildings and equipment	95.6	46.9	21.4	60.5	3.9	228.3

(in millions)	Olive Garden	LongHorn Steakhouse	Fine Dining	Other Business	Corporate	Consolidated
At May 31, 2015 and for the year ended
Sales	$3,789.6	$1,544.7	$500.1	$929.6	$—	$6,764.0
Restaurant and marketing expenses	3,089.1	1,304.8	405.2	785.7	—	5,584.8
Segment profit	$700.5	$239.9	$94.9	$143.9	$—	$1,179.2

Depreciation and amortization	$149.8	$71.6	$26.4	$47.3	$24.2	$319.3
Impairments and disposal of assets, net	28.2	0.4	—	21.0	12.5	62.1
Segment assets	1,625.1	1,261.1	865.6	1,054.6	1,188.3	5,994.7
Purchases of land, buildings and equipment	118.9	67.4	22.9	83.4	3.9	296.5

(in millions)	Olive Garden	LongHorn Steakhouse	Fine Dining	Other Business	Corporate	Consolidated
For the year ended May 25, 2014
Sales	$3,643.1	$1,383.9	$441.6	$817.0	$—	$6,285.6
Restaurant and marketing expenses	2,995.1	1,179.6	360.2	707.9	—	5,242.8
Segment profit	$648.0	$204.3	$81.4	$109.1	$—	$1,042.8

Depreciation and amortization	$149.6	$66.7	$24.3	$42.7	$21.1	$304.4
Impairments and disposal of assets, net	3.3	0.8	4.8	3.7	3.8	16.4
Purchases of land, buildings and equipment	131.9	114.4	42.3	123.1	3.1	414.8
Reconciliation of segment profit to earnings from continuing operations before income taxes:

	Fiscal Year Ended
(in millions)	May 29, 2016	May 31, 2015	May 25, 2014
Segment profit	$1,303.1	$1,179.2	$1,042.8
Less general and administrative expenses	(384.9)	(430.2)	(413.1)
Less depreciation and amortization	(290.2)	(319.3)	(304.4)
Less impairments and disposal of assets, net	(5.8)	(62.1)	(16.4)
Less interest, net	(172.5)	(192.3)	(134.3)
Earnings before income taxes	$449.7	$175.3	$174.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - DEBT
The components of long-term debt are as follows:

(in millions)	May 29, 2016	May 31, 2015
Variable-rate term loan (1.68% at May 31, 2015) due August 2017	$—	$285.0
6.200% senior notes due October 2017	—	500.0
4.500% senior notes due October 2021	—	121.9
3.350% senior notes due November 2022	—	111.1
4.520% senior notes due August 2024	—	10.0
6.000% senior notes due August 2035	150.0	150.0
6.800% senior notes due October 2037	300.0	300.0
Total long-term debt	$450.0	$1,478.0
Fair value hedge	—	3.6
Less unamortized discount and issuance costs	(10.0)	(14.3)
Total long-term debt less unamortized discount and issuance costs	$440.0	$1,467.3
Less current portion	—	(15.0)
Long-term debt, excluding current portion	$440.0	$1,452.3
During fiscal 2016, utilizing the proceeds of the Four Corners cash dividend, cash proceeds from the sale-leasebacks of restaurant properties and our corporate headquarters and additional cash on hand, we retired approximately $1.03 billion aggregate principal of long-term debt consisting of:

•	$285.0 million of our variable-rate term loan, maturing in August 2017;

•	$500.0 million of unsecured 6.200 percent senior notes due in October 2017;

•	$121.9 million of unsecured 4.500 percent senior notes due in October 2021;

•	$111.1 million of unsecured 3.350 percent senior notes due in November 2022; and

•	$10.0 million of unsecured 4.520 percent senior notes due in August 2024.
During fiscal 2016, we recorded approximately $106.8 million associated with the fiscal 2016 retirements including cash costs of approximately $68.7 million for repurchase premiums, make-whole amounts and hedge settlements and non-cash charges of approximately $38.1 million associated with hedge and loan cost write-offs. These amounts were recorded in interest, net, in our consolidated statements of earnings.
The interest rate on our $300.0 million 6.800 percent senior notes due October 2037 is subject to adjustment from time to time if the debt rating assigned to such series of notes is downgraded below a certain rating level (or subsequently upgraded). The maximum adjustment is 2.000 percent above the initial interest rate and the interest rate cannot be reduced below the initial interest rate. In October 2014, Moody's Investors Service (Moody's) downgraded our senior unsecured ratings to "Ba1" from "Baa3" resulting in an increase of 0.250 percent in the interest rates on our senior notes due in October 2037. In April 2016, Moody's subsequently upgraded our rating to "Baa3" and the interest rate was restored to the initial rate.

The aggregate contractual maturities of long-term debt for each of the five fiscal years subsequent to May 29, 2016, and thereafter are as follows:

(in millions)
Fiscal Year	2017	2018	2019	2020	2021	Thereafter
Debt repayments	$—	$—	$—	$—	$—	$450.0
We maintain a $750.0 million revolving Credit Agreement (Revolving Credit Agreement), with Bank of America, N.A. (BOA) as administrative agent, and the lenders and other agents party thereto. The Revolving Credit Agreement is a senior unsecured credit commitment to the Company and contains customary representations and affirmative and negative covenants (including limitations on liens and subsidiary debt and a maximum consolidated lease adjusted total debt to total capitalization ratio of 0.75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

to 1.00) and events of default usual for credit facilities of this type. As of May 29, 2016, we were in compliance with all covenants under the Revolving Credit Agreement.
The Revolving Credit Agreement matures on October 24, 2018, and the proceeds may be used for commercial paper back-up, working capital and capital expenditures, the refinancing of certain indebtedness, certain acquisitions and general corporate purposes. Loans under the Revolving Credit Agreement bear interest at a rate of LIBOR plus a margin determined by reference to a ratings-based pricing grid (Applicable Margin), or the base rate (which is defined as the highest of the BOA prime rate, the Federal Funds rate plus 0.500 percent and the Eurocurrency Rate plus 1.00 percent) plus the Applicable Margin. Assuming a “BBB” equivalent credit rating level, the Applicable Margin under the Revolving Credit Agreement will be 1.100 percent for LIBOR loans and 0.100 percent for base rate loans. As of May 29, 2016, we had no outstanding balances under the Revolving Credit Agreement.

NOTE 8 – DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
We use financial derivatives to manage interest rate and equity-based compensation risks inherent in our business operations. By using these instruments, we expose ourselves, from time to time, to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. We minimize this credit risk by entering into transactions with high-quality counterparties. We currently do not have any provisions in our agreements with counterparties that would require either party to hold or post collateral in the event that the market value of the related derivative instrument exceeds a certain limit. As such, the maximum amount of loss due to counterparty credit risk we would incur at May 29, 2016, if counterparties to the derivative instruments failed completely to perform, would approximate the values of derivative instruments currently recognized as assets on our consolidated balance sheet. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, commodity prices or the market price of our common stock. We minimize this market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.
During fiscal 2016, in connection with the repayment of our 2017 and 2021 senior notes, we settled our interest-rate swap agreements for a gain of $4.1 million, which was recorded as a component of interest, net in our consolidated statements of earnings and included in the total $106.8 million of costs associated with the pay down of our debt in fiscal 2016. The swap agreements effectively swapped the fixed-rate obligations for floating-rate obligations, thereby mitigating changes in fair value of the related debt prior to maturity. The swap agreements were designated as fair value hedges of the related debt and met the requirements to be accounted for under the short-cut method, resulting in no ineffectiveness in the hedging relationship. During fiscal 2016, 2015 and 2014, $1.7 million, $3.6 million and $2.9 million, respectively, was recorded as a reduction to interest expense related to net swap settlements.
We enter into equity forward contracts to hedge the risk of changes in future cash flows associated with the unvested, unrecognized Darden stock units. The equity forward contracts will be settled at the end of the vesting periods of their underlying Darden stock units, which range between four and five years. The contracts were initially designated as cash flow hedges to the extent the Darden stock units are unvested and, therefore, unrecognized as a liability in our financial statements. As of May 29, 2016, we were party to equity forward contracts that were indexed to 0.9 million shares of our common stock, at varying forward rates between $40.69 per share and $60.60 per share, extending through September 2020. The forward contracts can only be net settled in cash. As the Darden stock units vest, we will de-designate that portion of the equity forward contract that no longer qualifies for hedge accounting, and changes in fair value associated with that portion of the equity forward contract will be recognized in current earnings. We periodically incur interest on the notional value of the contracts and receive dividends on the underlying shares. These amounts are recognized currently in earnings as they are incurred or received.
We entered into equity forward contracts to hedge the risk of changes in future cash flows associated with recognized, cash-settled performance stock units and employee-directed investments in Darden stock within the non-qualified deferred compensation plan. We did not elect hedge accounting with the expectation that changes in the fair value of the equity forward contracts would offset changes in the fair value of the performance stock units and Darden stock investments in the non-qualified deferred compensation plan within general and administrative expenses in our consolidated statements of earnings. As of May 29, 2016, we were party to an equity forward contract that was indexed to 0.1 million shares of our common stock at forward rate of $41.03 per share, can only be net settled in cash and expires in fiscal 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The notional and fair values of our derivative contracts are as follows:

(in millions)	Notional Values		Balance Sheet Location	Fair Values
				Derivative Assets		Derivative Liabilities
	May 29, 2016	May 31, 2015		May 29, 2016	May 31, 2015	May 29, 2016	May 31, 2015
Derivative contracts designated as hedging instruments
Equity forwards	$14.9	$11.4	(1)	$1.2	$0.4	$—	$—
Interest rate related	—	200.0	(1)	—	3.6	—	—
				$1.2	$4.0	$—	$—
Derivative contracts not designated as hedging instruments
Equity forwards	$28.2	$51.7	(1)	$2.6	$1.3	$—	$—
				$2.6	$1.3	$—	$—
Total derivative contracts				$3.8	$5.3	$—	$—

(1)	Derivative assets and liabilities are included in receivables, net, prepaid expenses and other current assets, and other current liabilities, as applicable, on our consolidated balance sheets.

The effects of derivative instruments in cash flow hedging relationships in the consolidated statements of earnings are as follows:

(in millions)	Amount of Gain (Loss) Recognized in AOCI (Effective Portion)			Location of Gain (Loss) Reclassified from AOCI to Earnings	Amount of Gain (Loss) Reclassified from AOCI to Earnings (Effective Portion)			Location of Gain (Loss) Recognized in Earnings (Ineffective Portion)	(1) Amount of Gain (Loss) Recognized in Earnings (Ineffective Portion)
	Fiscal Year				Fiscal Year				Fiscal Year
	2016	2015	2014		2016	2015	2014		2016	2015	2014
Equity	$2.0	$2.1	$(3.5)	(2)	$2.1	$(1.0)	$(0.8)	(2)	$0.9	$1.1	$1.4
Interest rate	—	—	—	Interest, net	(37.4)	(45.7)	(10.3)	Interest, net	—	—	—
	$2.0	$2.1	$(3.5)		$(35.3)	$(46.7)	$(11.1)		$0.9	$1.1	$1.4

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

The effects of derivatives not designated as hedging instruments in the consolidated statements of earnings are as follows:

(in millions)	Location of Gain (Loss) Recognized in Earnings	Amount of Gain (Loss) Recognized in Earnings
		Fiscal Year
		2016	2015	2014
Equity forwards	Restaurant labor expenses	$3.9	$4.0	$(0.5)
Equity forwards	General and administrative expenses	7.5	9.2	(1.3)
		$11.4	$13.2	$(1.8)
Based on the fair value of our derivative instruments designated as cash flow hedges as of May 29, 2016, we expect to reclassify $0.3 million of net gains on derivative instruments from accumulated other comprehensive income (loss) to earnings during the next 12 months based on the maturity of equity forward contracts. However, the amounts ultimately realized in earnings will be dependent on the fair value of the contracts on the settlement dates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – FAIR VALUE MEASUREMENTS
The fair values of cash equivalents, receivables, net, accounts payable and short-term debt approximate their carrying amounts due to their short duration.
The following tables summarize the fair values of financial instruments measured at fair value on a recurring basis at May 29, 2016 and May 31, 2015:

Items Measured at Fair Value at May 29, 2016
(in millions)		Fair Value of Assets (Liabilities)	Quoted Prices in Active Market for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fixed-income securities:
Corporate bonds	(1)	$2.0	$—	$2.0	$—
U.S. Treasury securities	(2)	3.9	3.9	—	—
Mortgage-backed securities	(1)	1.0	—	1.0	—
Derivatives:
Equity forwards	(3)	3.8	—	3.8	—
Total		$10.7	$3.9	$6.8	$—

Items Measured at Fair Value at May 31, 2015
(in millions)		Fair Value of Assets (Liabilities)	Quoted Prices in Active Market for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fixed-income securities:
Corporate bonds	(1)	$2.2	$—	$2.2	$—
U.S. Treasury securities	(2)	5.0	5.0	—	—
Mortgage-backed securities	(1)	1.6	—	1.6	—
Derivatives:
Equity forwards	(3)	1.7	—	1.7	—
Interest rate swaps	(4)	3.6	—	3.6	—
Total		$14.1	$5.0	$9.1	$—

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
Our fixed-income securities are carried at fair value and consist of available-for-sale securities related to insurance funding requirements for our workers' compensation and general liability claims. As of May 29, 2016, the cost and market value for our securities that qualify as available-for-sale was $6.9 million. Earnings include insignificant realized gains and loss from sales of available-for-sale securities. At May 29, 2016, our available-for-sale securities of $2.5 million have maturities of less than one year and $4.4 million have maturities within one to three years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The carrying value and fair value of long-term debt, as of May 29, 2016, was $440.0 million and $499.5 million, respectively. The carrying value and fair value of long-term debt including the amounts included in current liabilities as of May 31, 2015, was $1.47 billion and $1.57 billion, respectively. The fair value of long-term debt, which is classified as Level 2 in the fair value hierarchy, is determined based on market prices or, if market prices are not available, the present value of the underlying cash flows discounted at our incremental borrowing rates.

The fair value of non-financial assets measured at fair value on a non-recurring basis, which is classified as Level 3 in the fair value hierarchy, is determined based on appraisals or sales prices of comparable assets and estimates of future cash flows. As of May 29, 2016, long-lived assets held and used with a carrying value of $5.4 million, primarily related to two underperforming restaurants, were determined to have no fair value resulting in an impairment charge of $5.4 million. As of May 31, 2015, long-lived assets held and used with a carrying value of $70.5 million, primarily related to restaurant assets involved in sale-leaseback arrangements, were written down to their fair value of $55.4 million, resulting in an impairment charge of $15.1 million. As of May 29, 2016, long-lived assets held for sale with a carrying value of $17.5 million, related to excess land parcels adjacent to our corporate headquarters, were written down to their fair value of $16.9 million, resulting in an impairment charge of $0.6 million. As of May 31, 2015, long-lived assets held for sale with a carrying value of $21.1 million, related to excess land parcels adjacent to our corporate headquarters, were written down to their fair value of $17.0 million, resulting in an impairment charge of $4.1 million.

NOTE 10 - STOCKHOLDERS’ EQUITY

Share Repurchase Program
Repurchased common stock has historically been reflected as a reduction of stockholders’ equity. On December 16, 2015, our Board of Directors authorized a new share repurchase program under which we may repurchase up to $500.0 million of our outstanding common stock. As of May 29, 2016, $315.6 million remains under this authorization. This repurchase program does not have an expiration and replaces all other outstanding share repurchase authorizations.

Share Retirements
As of May 29, 2016, of the 185.0 million cumulative shares repurchased under the current and previous authorizations, 172.3 million shares were retired and restored to authorized but unissued shares of common stock. We expect that all shares of common stock acquired in the future will also be retired and restored to authorized but unissued shares of common stock.

Stockholders’ Rights Plan
In connection with the announced REIT transaction, our Board approved a Rights Agreement dated June 23, 2015, to deter any person from acquiring ownership of more than 9.8 percent of our common stock during the period leading up to the REIT transaction. Under the Rights Agreement, each share of our common stock had associated with it one right to purchase one thousandth of a share of our Series A Junior Participating Cumulative Preferred Stock at a purchase price of $156.26 per share, subject to adjustment under certain circumstances to prevent dilution. On November 10, 2015, the rights expired by their terms following completion of the spin-off of Four Corners. As a result, each share of our common stock is no longer accompanied by a right. The holders of common stock are not entitled to any payment as a result of the expiration of the Rights Agreement and the rights issued thereunder.

Accumulated Other Comprehensive Income (Loss)
The components of accumulated other comprehensive income (loss), net of tax, are as follows:

(in millions)	Foreign Currency Translation Adjustment	Unrealized Gains (Losses) on Marketable Securities	Unrealized Gains (Losses) on Derivatives	Benefit Plan Funding Position	Accumulated Other Comprehensive Income (Loss)
Balances at May 25, 2014	$(4.7)	$0.1	$(50.4)	$(73.1)	$(128.1)
Gain (loss)	(4.3)	—	2.1	3.1	0.9
Reclassification realized in net earnings	7.3	—	29.2	4.1	40.6
Balances at May 31, 2015	$(1.7)	$0.1	$(19.1)	$(65.9)	$(86.6)
Gain (loss)	0.5	—	2.0	(23.5)	(21.0)
Reclassification realized in net earnings	—	—	21.0	(0.4)	20.6
Balances at May 29, 2016	$(1.2)	$0.1	$3.9	$(89.8)	$(87.0)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Reclassifications related to foreign currency translation in fiscal 2015 primarily relate to the disposition of Red Lobster and are included in earnings from discontinued operations, net of tax expense in our consolidated statement of earnings. The following table presents the amounts and line items in our consolidated statements of earnings where other adjustments reclassified from AOCI into net earnings were recorded:

		Fiscal Year
(in millions) AOCI Components	Location of Gain (Loss) Recognized in Earnings	May 29, 2016	May 31, 2015
Derivatives
Equity contracts	(1)	$2.1	$(1.0)
Interest rate contracts	(2)	(37.4)	(45.7)
	Total before tax	$(35.3)	$(46.7)
	Tax benefit	14.3	17.5
	Net of tax	$(21.0)	$(29.2)

Benefit plan funding position
Pension/postretirement plans
Actuarial losses	(3)	$(2.8)	$(2.6)
Settlement loss	(3)	—	(6.1)
Total - pension/postretirement plans		$(2.8)	$(8.7)
Recognized net actuarial gain - other plans	(4)	3.4	1.8
	Total before tax	$0.6	$(6.9)
	Tax benefit	(0.2)	2.8
	Net of tax	$0.4	$(4.1)

(1)	Primarily included in restaurant labor costs and general and administrative expenses. See Note 8 for additional details.

(2)
Included in interest, net, on our consolidated statements of earnings. Reclassifications primarily related to the acceleration of hedge loss amortization resulting from the pay down of the associated long-term debt.

(3)
Included in the computation of net periodic benefit costs - pension and postretirement plans, which is a component of restaurant labor expenses and general and administrative expenses. See Note 14 for additional details.

(4)	Included in the computation of net periodic benefit costs - other plans, which is a component of general and administrative expenses.

NOTE 11 – LEASES
An analysis of rent expense incurred related to continuing operations is as follows:

(in millions)	Fiscal Year
	2016	2015	2014
Restaurant minimum rent (1)	$233.6	$167.0	$146.4
Restaurant rent averaging expense	15.9	16.7	26.9
Restaurant percentage rent	8.0	7.7	6.6
Other	8.1	3.5	5.5
Total rent expense	$265.6	$194.9	$185.4

(1)	The increase for fiscal 2016 is primarily related to the REIT transaction and individual sale-leaseback transactions. See Note 2 for further information.

Total rent expense included in discontinued operations was $0.0 million, $6.2 million and $36.2 million for fiscal 2016, 2015 and 2014, respectively. These amounts include restaurant minimum rent of $0.0 million, $5.8 million and $33.0 million for fiscal 2016, 2015 and 2014, respectively.

The annual future lease commitments under capital lease obligations and noncancelable operating and financing leases, including those related to restaurants reported as discontinued operations, for each of the five fiscal years subsequent to May 29, 2016 and thereafter is as follows:

(in millions)
Fiscal Year	Capital	Financing	Operating
2017	$5.9	$7.1	$297.6
2018	6.0	7.2	287.6
2019	6.0	7.4	271.5
2020	6.1	7.5	255.2
2021	6.0	7.6	232.8
Thereafter	49.0	115.8	1,484.6
Total future lease commitments	$79.0	$152.6	$2,829.3
Less imputed interest (at 6.5%), (various)	(27.0)	(76.6)
Present value of future lease commitments	$52.0	$76.0
Less current maturities	(2.7)	(1.3)
Obligations under capital and financing leases, net of current maturities	$49.3	$74.7

NOTE 12 - ADDITIONAL FINANCIAL INFORMATION
The tables below provide additional financial information related to our consolidated financial statements:

Balance Sheets

(in millions)	May 29, 2016	May 31, 2015
Receivables, net
Retail outlet gift card sales	$43.9	$47.1
Landlord allowances due	3.7	12.9
Miscellaneous	16.9	18.9
Allowance for doubtful accounts	(0.5)	(0.9)
	$64.0	$78.0

Other Current Liabilities
Non-qualified deferred compensation plan	$194.0	$209.6
Sales and other taxes	58.7	63.9
Insurance-related	36.3	37.4
Employee benefits	35.8	34.3
Contingent proceeds - Red Lobster disposition	—	31.5
Accrued interest	5.1	11.4
Miscellaneous	70.7	61.0
	$400.6	$449.1

Statements of Earnings

	Fiscal Year
(in millions)	2016	2015	2014
Interest expense (1)	$165.4	$186.2	$134.0
Imputed interest on capital and financing leases	8.9	8.0	3.5
Capitalized interest	(0.7)	(1.3)	(2.6)
Interest income	(1.1)	(0.6)	(0.6)
Interest, net	$172.5	$192.3	$134.3

(1)	Interest expense in fiscal 2016 and 2015 includes approximately $106.8 million and $91.3 million, respectively, of expenses associated with the retirement of long-term debt. See Note 7.

Statements of Cash Flows

	Fiscal Year
(in millions)	2016	2015	2014
Cash paid during the fiscal year for:
Interest, net of amounts capitalized (1)	$140.8	$142.8	$117.5
Income taxes, net of refunds (2)	$128.0	$290.7	$90.0
Non-cash investing and financing activities:
Increase in land, buildings and equipment through accrued purchases	$14.9	$11.1	$24.4
Net book value of assets distributed in Four Corners separation, net of deferred tax liabilities	$750.4	$—	$—

(1)	Interest paid in fiscal 2016 and 2015 includes approximately $68.7 million and $44.0 million, respectively, of payments associated with the retirement of long-term debt. See Note 7.

(2)	Income taxes paid in fiscal 2015 were higher primarily as a result of the gain recognized on the sale of Red Lobster.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - INCOME TAXES
Total income tax expense was allocated as follows:

(in millions)	Fiscal Year
	2016	2015	2014
Earnings from continuing operations	$90.0	$(21.1)	$(8.6)
Earnings from discontinued operations	3.4	344.8	32.3
Total consolidated income tax expense	$93.4	$323.7	$23.7

The components of earnings from continuing operations before income taxes and the provision for income taxes thereon are as follows:

(in millions)	Fiscal Year
	2016	2015	2014
Earnings from continuing operations before income taxes:
U.S.	$450.6	$179.9	$189.0
Foreign	(0.9)	(4.6)	(14.4)
Earnings from continuing operations before income taxes	$449.7	$175.3	$174.6
Income taxes:
Current:
Federal	$89.1	$(12.7)	$39.5
State and local	2.7	(8.0)	5.4
Foreign	1.9	6.9	3.0
Total current	$93.7	$(13.8)	$47.9
Deferred (principally U.S.):
Federal	$(2.4)	$—	$(43.7)
State and local	(1.3)	(7.3)	(12.8)
Total deferred	$(3.7)	$(7.3)	$(56.5)
Total income taxes	$90.0	$(21.1)	$(8.6)

The following table is a reconciliation of the U.S. statutory income tax rate to the effective income tax rate from continuing operations included in the accompanying consolidated statements of earnings:

	Fiscal Year
	2016	2015	2014
U.S. statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefits	1.2	(6.6)	(2.7)
Benefit of federal income tax credits	(12.5)	(34.0)	(30.3)
Other, net	(3.7)	(6.4)	(6.9)
Effective income tax rate	20.0%	(12.0)%	(4.9)%

As of May 29, 2016, we had estimated current prepaid state income taxes of $17.0 million and current prepaid federal income taxes of $29.1 million, which are included on our accompanying consolidated balance sheets as prepaid income taxes.
As of May 29, 2016, we had unrecognized tax benefits of $14.3 million, which represents the aggregate tax effect of the differences between tax return positions and benefits recognized in our consolidated financial statements, all of which would favorably affect the effective tax rate if resolved in our favor. Included in the balance of unrecognized tax benefits at May 29, 2016, is $1.2 million related to tax positions for which it is reasonably possible that the total amounts could change during the next 12 months based on the outcome of examinations. The $1.2 million relates to items that would impact our effective income tax rate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits follows:

(in millions)
Balances at May 31, 2015	$13.7
Additions related to current-year tax positions	3.9
Reductions related to prior-year tax positions	(0.4)
Reductions due to settlements with taxing authorities	(1.0)
Reductions to tax positions due to statute expiration	(1.9)
Balances at May 29, 2016	$14.3
We recognize accrued interest related to unrecognized tax benefits in income tax expense. Penalties, when incurred, are recognized in general and administrative expense. Interest expense associated with unrecognized tax benefits, excluding the release of accrued interest related to prior year matters due to settlement or the lapse of the statute of limitations was as follows:

(in millions)	Fiscal Year
	2016	2015	2014
Interest expense on unrecognized tax benefits	$0.5	$1.1	$0.4

At May 29, 2016, we had $0.7 million accrued for the payment of interest associated with unrecognized tax benefits.

For U.S. federal income tax purposes, we participate in the Internal Revenue Service's (IRS) Compliance Assurance Process (CAP), whereby our U.S. federal income tax returns are reviewed by the IRS both prior to and after their filing. Income tax returns are subject to audit by state and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws. The major jurisdictions in which the Company files income tax returns include the U.S. federal jurisdiction, Canada, and all states in the U.S. that have an income tax. With a few exceptions, the Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before fiscal 2015, and state and local, or non-U.S. income tax examinations by tax authorities for years before fiscal 2011.
The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

(in millions)	May 29, 2016	May 31, 2015
Accrued liabilities	$109.4	$104.9
Compensation and employee benefits	176.0	186.6
Deferred rent and interest income	97.8	88.9
Net operating loss, credit and charitable contribution carryforwards	47.1	50.1
Other	5.9	6.5
Gross deferred tax assets	$436.2	$437.0
Valuation allowance	(17.0)	(13.5)
Deferred tax assets, net of valuation allowance	$419.2	$423.5
Trademarks and other acquisition related intangibles	(226.4)	(220.6)
Buildings and equipment	(238.6)	(337.1)
Capitalized software and other assets	(34.0)	(28.1)
Other	(12.1)	(22.1)
Gross deferred tax liabilities	$(511.1)	$(607.9)
Net deferred tax liabilities	$(91.9)	$(184.4)

Net operating loss, credit and charitable contribution carryforwards have the potential to expire. We have taken current and potential future expirations into consideration when evaluating the need for valuation allowances against these deferred tax assets. A valuation allowance for deferred tax assets is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which our deferred tax assets are

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

deductible, we believe it is more-likely-than-not that we will realize the benefits of these deductible differences, net of the existing valuation allowances at May 29, 2016.
NOTE 14 - RETIREMENT PLANS
Defined Benefit Plans and Postretirement Benefit Plan

We sponsor non-contributory defined benefit pension plans, for a group of salaried employees in the United States, in which benefits are based on various formulas that include years of service and compensation factors; and for a group of hourly employees in the United States, in which a fixed level of benefits is provided. As of December 2014, the plans were frozen and no additional service was eligible to be accrued under such plans. Pension plan assets are primarily invested in U.S. and International equities as well as long-duration bonds and real estate investments. Our policy is to fund, at a minimum, the amount necessary on an actuarial basis to provide for benefits in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code (IRC), as amended by the Pension Protection Act of 2006. We also sponsor a non-contributory postretirement benefit plan that provides health care benefits to our salaried retirees. Fundings related to the defined benefit pension plans and postretirement benefit plans, which are funded on a pay-as-you-go basis, were as follows:

(in millions)	Fiscal Year
	2016	2015	2014
Defined benefit pension plans funding	$25.4	$0.4	$0.4
Postretirement benefit plan funding	1.1	1.1	0.9

During the fourth quarter of fiscal 2016, we made a voluntary funding contribution of $25.0 million to our defined benefit pension plans. We expect to contribute approximately $0.4 million to our defined benefit pension plans and approximately $1.3 million to our postretirement benefit plan during fiscal 2017.
We are required to recognize the over- or under-funded status of the plans as an asset or liability as measured by the difference between the fair value of the plan assets and the benefit obligation and any unrecognized prior service costs and actuarial gains and losses as a component of accumulated other comprehensive income (loss), net of tax.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following provides a reconciliation of the changes in the plan benefit obligation, fair value of plan assets and the funded status of the plans as of May 29, 2016 and May 31, 2015:

(in millions)	Defined Benefit Plans		Postretirement Benefit Plan
	2016	2015	2016	2015
Change in Benefit Obligation:
Benefit obligation at beginning of period	$288.4	$283.9	$18.0	$38.5
Service cost	—	1.1	0.2	0.5
Interest cost	10.6	10.0	0.8	1.0
Plan amendments	—	—	—	(26.9)
Plan settlements	—	(15.8)	—	—
Participant contributions	—	—	—	0.4
Benefits paid	(15.9)	(8.6)	(1.1)	(1.5)
Actuarial loss	15.4	17.8	2.0	6.0
Benefit obligation at end of period	$298.5	$288.4	$19.9	$18.0

Change in Plan Assets:
Fair value at beginning of period	$236.6	$243.9	$—	$—
Actual return on plan assets	(4.1)	16.7	—	—
Employer contributions	25.4	0.4	1.1	1.1
Plan settlements	—	(15.8)	—	—
Participant contributions	—	—	—	0.4
Benefits paid	(15.9)	(8.6)	(1.1)	(1.5)
Fair value at end of period	$242.0	$236.6	$—	$—

Unfunded status at end of period	$(56.5)	$(51.8)	$(19.9)	$(18.0)

The following is a detail of the balance sheet components of each of our plans and a reconciliation of the amounts included in accumulated other comprehensive income (loss):

(in millions)	Defined Benefit Plans		Postretirement Benefit Plan
	May 29, 2016	May 31, 2015	May 29, 2016	May 31, 2015
Components of the Consolidated Balance Sheets:
Current liabilities	$—	$—	$1.3	$1.1
Noncurrent liabilities	56.5	51.8	18.6	16.9
Net amounts recognized	$56.5	$51.8	$19.9	$18.0
Amounts Recognized in Accumulated Other Comprehensive Income (Loss), net of tax:
Prior service (cost) credit	$—	$—	$11.9	$14.9
Net actuarial gain (loss)	(87.9)	(68.7)	(9.5)	(9.0)
Net amounts recognized	$(87.9)	$(68.7)	$2.4	$5.9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following is a summary of our accumulated and projected benefit obligations for our defined benefit plans:

(in millions)	May 29, 2016	May 31, 2015
Accumulated benefit obligation for all defined benefit plans	$298.5	$288.4
Pension plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligation	298.5	288.4
Fair value of plan assets	242.0	236.6
Projected benefit obligations for all plans with projected benefit obligations in excess of plan assets	298.5	288.4

The following table presents the weighted-average assumptions used to determine benefit obligations and net expense:

	Defined Benefit Plans		Postretirement Benefit Plan
	2016	2015	2016	2015
Weighted-average assumptions used to determine benefit obligations at May 29 and May 31 (1)
Discount rate	4.18%	4.43%	4.00%	4.22%
Rate of future compensation increases	N/A	N/A	N/A	N/A
Weighted-average assumptions used to determine net expense for fiscal years ended May 29 and May 31 (2)
Discount rate	4.43%	4.41%	4.22%	4.26%
Expected long-term rate of return on plan assets	6.50%	7.00%	N/A	N/A
Rate of future compensation increases	N/A	3.86%	N/A	N/A

(1)	Determined as of the end of fiscal year.

(2)	Determined as of the beginning of fiscal year.
We set the discount rate assumption annually for each of the plans at their valuation dates to reflect the yield of high-quality fixed-income debt instruments, with lives that approximate the maturity of the plan benefits. Additionally, for our mortality assumption as of fiscal year end, we selected the most recent RP-2014 mortality tables and MP-2015 mortality improvement scale to measure the benefit obligations.
The expected long-term rate of return on plan assets is based upon several factors, including our historical assumptions compared with actual results, an analysis of current market conditions, asset fund allocations and the views of leading financial advisers and economists. We reduced our expected long-term rate of return on plan assets for our defined benefit plans from 8.0 percent used in fiscal 2014 to 7.0 percent used in fiscal 2015 and then to 6.5 percent for fiscal 2016 in connection with our current expectations for long-term returns and target asset fund allocation. In developing our expected rate of return assumption, we have evaluated the actual historical performance and long-term return projections of the plan assets, which give consideration to the asset mix and the anticipated timing of the pension plan outflows. We employ a total return investment approach whereby a mix of equity and fixed-income investments are used to maximize the long-term return of plan assets for what we consider a prudent level of risk. Our historical 10-year, 15-year and 20-year rates of return on plan assets, calculated using the geometric method average of returns, are approximately 6.8 percent, 7.6 percent and 8.7 percent, respectively, as of May 29, 2016. Our Benefit Plans Committee sets the investment policy for the Defined Benefit Plans and oversees the investment allocation, which includes setting long-term strategic targets. Our overall investment strategy is to achieve appropriate diversification through a mix of equity investments, which may include U.S., international, and private equities, as well as long-duration bonds and real estate investments. Currently, our target asset fund allocation is 40.0 percent high-quality, long-duration fixed-income securities, 31.0 percent U.S. equities, 16.0 percent international equities, 10.0 percent absolute-return funds and 3.0 percent real estate securities. The investment policy establishes a re-balancing band around the established targets within which the asset class weight is allowed to vary. Equity securities, absolute-return funds, international equities and fixed-income securities include investments in various industry sectors. Investments in real estate securities follow different strategies designed to maximize returns, allow for diversification and provide a hedge against inflation. Our current positioning is neutral on investment style between value and growth companies and large and small cap companies. We monitor our actual asset fund allocation to ensure that it approximates our target allocation and believe that our long-term asset fund allocation will continue to approximate our target allocation. Investments held in the U.S. commingled fund, U.S. corporate securities, U.S. Treasury securities, an international commingled fund, a global fixed-income commingled fund and public sector utility securities represented approximately 31.1 percent, 15.6 percent, 10.7 percent, 10.3 percent, 10.1 percent and 6.1 percent respectively, of total plan assets and represents the only

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

significant concentrations of risk related to a single entity, sector, country, commodity or investment fund. No other single sector concentration of assets exceeded 5.0 percent of total plan assets.
Components of net periodic benefit cost included in earnings are as follows:

(in millions)	Defined Benefit Plans			Postretirement Benefit Plan
	2016	2015	2014	2016	2015	2014
Service cost	$—	$1.1	$4.4	$0.2	$0.5	$0.7
Interest cost	10.6	10.0	10.2	0.8	1.0	1.4
Expected return on plan assets	(14.5)	(15.2)	(17.1)	—	—	—
Amortization of unrecognized prior service cost	—	—	0.1	(4.8)	(2.8)	(0.1)
Recognized net actuarial loss	2.8	2.6	9.0	1.2	0.8	—
Settlement loss recognized	—	6.1	—	—	—	—
Curtailment gain recognized	—	—	(0.5)	—	—	—
Net pension and postretirement cost (benefit)	$(1.1)	$4.6	$6.1	$(2.6)	$(0.5)	$2.0

The amortization of the net actuarial gain (loss) component of our fiscal 2017 net periodic benefit cost for the defined benefit plans and postretirement benefit plan is expected to be approximately $(3.2) million and $(1.7) million, respectively.

The fair values of the defined benefit pension plans assets at their measurement dates of May 29, 2016 and May 31, 2015, are as follows:

		Items Measured at Fair Value at May 29, 2016
(in millions)		Fair Value of Assets (Liabilities)	Quoted Prices in Active Market for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity:
U.S. Commingled Funds	(1)	$75.3	$—	$75.3	$—
International Commingled Fund	(2)	24.9	—	24.9	—
Emerging Market Commingled Funds	(3)	6.8	—	6.8	—
Emerging Market Mutual Fund	(4)	5.9	5.9	—	—
Real Estate Commingled Fund	(5)	7.5	—	7.5	—
Fixed-Income:
U.S. Treasury Securities	(6)	25.9	25.9	—	—
U.S. Corporate Securities	(6)	37.8	—	37.8	—
International Securities	(6)	6.3	—	6.3	—
Public Sector Utility Securities	(6)	14.8	—	14.8	—
Global Fixed-Income Commingled Fund	(7)	24.4	—	24.4	—
U.S. Fixed-Income Commingled Funds	(8)	10.3	—	10.3	—
Cash & Accruals		2.1	2.1	—	—
Total		$242.0	$33.9	$208.1	$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

		Items Measured at Fair Value at May 31, 2015
(in millions)		Fair Value of Assets (Liabilities)	Quoted Prices in Active Market for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity:
U.S. Commingled Funds	(1)	$75.8	$—	$75.8	$—
International Commingled Fund	(2)	25.7	—	25.7	—
Emerging Market Commingled Funds	(3)	13.1	—	13.1	—
Real Estate Commingled Fund	(5)	6.9	—	6.9	—
Fixed-Income:
U.S. Treasury Securities	(6)	25.1	25.1	—	—
U.S. Corporate Securities	(6)	41.4	—	41.4	—
International Securities	(6)	8.3	—	8.3	—
Public Sector Utility Securities	(6)	14.5	—	14.5	—
Global Fixed-Income Commingled Fund	(7)	24.0	—	24.0	—
Cash & Accruals		1.8	1.8	—	—
Total		$236.6	$26.9	$209.7	$—

(1)
U.S. commingled funds are comprised of investments in funds that purchase publicly traded U.S. common stock for total return purposes. Investments are valued using a unit price or net asset value (NAV) based on the fair value of the underlying investments of the funds. There are no redemption restrictions associated with these funds.

(2)
International commingled fund is comprised of investments in funds that purchase publicly traded non-U.S. common stock for total return purposes. Investments are valued using a unit price or NAV based on the fair value of the underlying investments of the fund. There are no redemption restrictions associated with this fund.

(3)
Emerging market commingled funds and developed market securities are comprised of investments in funds that purchase publicly traded common stock of non-U.S. companies in emerging economies for total return purposes. Funds are valued using a unit price or NAV based on the fair value of the underlying investments of the funds. There are no redemption restrictions associated with these funds.

(4)	Emerging market mutual fund is comprised of securities associated with emerging markets and frontier markets. Fund is valued using quoted market prices from national exchanges.

(5)
Real estate commingled fund is comprised of investments in funds that purchase publicly traded common stock of real estate companies for purposes of total return. These investments are valued using a unit price or NAV based on the fair value of the underlying investments of the fund. There are no redemption restrictions associated with this fund.

(6)
Fixed-income securities are comprised of investments in government and corporate debt securities. These securities are valued by the trustee at closing prices from national exchanges or pricing vendors on the valuation date.

(7)
Global fixed-income commingled fund is comprised of investments in U.S. and non-U.S. government fixed-income securities. Investments are valued using a unit price or NAV based on the fair value of the underlying investments of the fund. There are no redemption restrictions associated with this fund.

(8)
U.S. fixed-income commingled funds are comprised of a diversified portfolio of U.S. investment-grade corporate and government securities. Investments are valued using a unit price or NAV based on the fair value of the underlying investments of the funds. There are no redemption restrictions associated with these funds.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following benefit payments are expected to be paid between fiscal 2017 and fiscal 2026:

(in millions)	Defined Benefit Plans	Postretirement Benefit Plan
2017	$12.5	$1.3
2018	12.6	1.3
2019	13.0	1.3
2020	13.7	1.3
2021	14.2	1.3
2022-2026	79.3	6.2
Postemployment Severance Plan
We accrue for postemployment severance costs in our consolidated financial statements and recognize actuarial gains and losses as well as prior service credits related to our postemployment severance accrual as a component of accumulated other comprehensive income (loss). As of May 29, 2016 and May 31, 2015, $4.3 million and $2.3 million, respectively, of unrecognized actuarial losses related to our postemployment severance plan were included in accumulated other comprehensive income (loss) on a net of tax basis.

Defined Contribution Plan
We have a defined contribution (401(k)) plan covering most employees age 21 and older. We match contributions for participants with at least one year of service up to 6 percent of compensation, based on our performance. The match ranges from a minimum of $0.25 to $1.20 for each dollar contributed by the participant. The plan had net assets of $643.3 million at May 29, 2016, and $610.9 million at May 31, 2015. Expense recognized in fiscal 2016, 2015 and 2014 was $15.1 million, $0.6 million and $0.7 million, respectively. Employees classified as “highly compensated” under the IRC are not eligible to participate in this plan. Instead, highly compensated employees are eligible to participate in a separate non-qualified deferred compensation (FlexComp) plan. This plan allows eligible employees to defer the payment of part of their annual salary and all or part of their annual bonus and provides for awards that approximate the matching contributions and other amounts that participants would have received had they been eligible to participate in our defined contribution and defined benefit plans. Amounts payable to highly compensated employees under the FlexComp plan totaled $194.0 million and $209.6 million at May 29, 2016 and May 31, 2015, respectively. These amounts are included in other current liabilities.
The defined contribution plan includes an Employee Stock Ownership Plan (ESOP). The ESOP borrowed $16.9 million from us at a variable rate of interest in July 1996. At May 29, 2016, the ESOP’s original debt to us had a balance of $2.3 million with a variable rate of interest of 0.43 percent and is due to be repaid no later than December 2019. At the end of fiscal 2005, the ESOP borrowed an additional $1.6 million (Additional Loan) from us at a variable interest rate and acquired an additional 0.05 million shares of our common stock, which were held in suspense within the ESOP at that time. At May 29, 2016, the Additional Loan had a balance of $1.2 million with a variable interest rate of 0.63 percent and is due to be repaid no later than December 2018. Compensation expense is recognized as contributions are accrued. Fluctuations in our stock price impact the amount of expense to be recognized. Contributions to the plan, plus the dividends accumulated on unallocated shares held by the ESOP, are used to pay principal, interest and expenses of the plan. As loan payments are made, common stock is allocated to ESOP participants. In each of the fiscal years 2016, 2015 and 2014, the ESOP used dividends received of $0.7 million, $1.1 million and $0.9 million, respectively, and contributions received from us of $0.1 million, $0.0 million and $0.0 million, respectively, to pay principal and interest on our debt.
ESOP shares are included in weighted-average common shares outstanding for purposes of calculating net earnings per share with the exception of those shares acquired under the Additional Loan, which are accounted for in accordance with FASB ASC Subtopic 718-40, Employee Stock Ownership Plans. Fluctuations in our stock price are recognized as adjustments to common stock and surplus when the shares are committed to be released. The ESOP shares acquired under the Additional Loan are not considered outstanding until they are committed to be released and, therefore, unreleased shares have been excluded for purposes of calculating basic and diluted net earnings per share. As of May 29, 2016, the ESOP shares included in the basic and diluted net earnings per share calculation totaled 2.7 million shares, representing 2.2 million allocated shares and 0.5 million suspense shares.

NOTE 15 - STOCK-BASED COMPENSATION

In September 2015, our shareholders approved the Darden Restaurants, Inc. 2015 Omnibus Incentive Plan (2015 Plan). All equity grants subject to ASC Topic 718 after the date of approval are made under the 2015 Plan. No further equity grants after that date are permitted under the Darden Restaurants, Inc. 2002 Stock Incentive Plan, the RARE Hospitality International, Inc. Amended

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

and Restated 2002 Long-Term Incentive Plan or any other prior stock option and/or stock grant plans (collectively, the Prior Plans). The 2015 Plan and the Prior Plans are administered by the Compensation Committee of the Board of Directors. The 2015 Plan provides for the issuance of up to 7.6 million common shares in connection with the granting of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units (RSUs), stock awards and other stock-based awards including performance stock units and Darden stock units to employees, consultants and non-employee directors. There are outstanding awards under the Prior Plans that may still vest and be exercised in accordance with their terms. As of May 29, 2016, approximately 6.6 million shares may be issued under outstanding awards that were granted under the Prior Plans. Pursuant to the provisions of our stock plans, in connection with the separation of Four Corners (see Note 2) we made certain adjustments to the exercise price and number of our share-based compensation awards, with the intention of preserving the intrinsic value of the awards immediately prior to the separation. These adjustments are reflected in the activity tables that follow. The separation-related adjustments did not have a material impact on either compensation expense or the potentially dilutive securities to be considered in the calculation of diluted earnings per share of common stock.
Stock-based compensation expense included in continuing operations was as follows:

(in millions)	Fiscal Year
	2016	2015	2014
Stock options (1)	$7.8	$20.9	$19.3
Restricted stock/restricted stock units	1.6	2.0	0.9
Darden stock units	15.9	13.3	12.3
Cash-settled performance stock units (2)	6.5	14.5	2.5
Equity-settled performance stock units	2.7	—	—
Employee stock purchase plan	1.1	1.3	1.8
Director compensation program/other	1.7	1.7	1.9
	$37.3	$53.7	$38.7

(1)	The higher expense in fiscal 2015 and fiscal 2014 is primarily attributable to the workforce reduction efforts (see Note 16) and a change in mix of equity awards granted.

(2)	The higher expense in fiscal 2015 is primarily attributable to the workforce reduction efforts (see Note 16) and the impact of improved financial performance.

The weighted-average fair value of non-qualified stock options and the related assumptions used in the Black-Scholes model to record stock-based compensation are as follows:

	Stock Options Granted in Fiscal Year
	2016	2015	2014
Weighted-average fair value (1)	$12.72	$9.41	$10.71
Dividend yield	3.3%	4.5%	4.4%
Expected volatility of stock	28.0%	37.3%	39.6%
Risk-free interest rate	1.9%	2.1%	1.9%
Expected option life (in years)	6.5	6.5	6.4
Weighted-average exercise price per share (1)	$64.85	$40.43	$42.93
(1) Weighted-averages were adjusted for the impact of the separation of Four Corners.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table presents a summary of our stock option activity as of and for the year ended May 29, 2016:

	Options (in millions)	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (Yrs)	Aggregate Intrinsic Value (in millions)
Outstanding beginning of period	7.71	$44.18	6.08	$164.6
Awards issued in conversion as a result of the separation of Four Corners	0.97
Options granted	0.44	64.85
Options exercised	(2.61)	36.21
Options canceled	(0.19)	46.77
Outstanding end of period	6.32	$42.04	6.00	$160.6
Exercisable	4.66	$40.23	5.29	$127.0

The total intrinsic value of options exercised during fiscal 2016, 2015 and 2014 was $73.6 million, $90.2 million and $39.9 million, respectively. Cash received from option exercises during fiscal 2016, 2015 and 2014 was $94.4 million, $154.6 million and $50.9 million, respectively. Stock options generally vest over 4 years and have a maximum contractual period of 10 years from the date of grant. We settle employee stock option exercises with authorized but unissued shares of Darden common stock or treasury shares we have acquired through our ongoing share repurchase program.
As of May 29, 2016, there was $8.9 million of unrecognized compensation cost related to unvested stock options granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 1.5 years. The total fair value of stock options that vested during fiscal 2016 was $7.0 million.
Restricted stock and RSUs are granted at a value equal to the market price of our common stock on the date of grant. Restrictions lapse with regard to restricted stock, and RSUs are settled in shares, at the end of their vesting periods, which generally range from one to four years.
The following table presents a summary of our restricted stock and RSU activity as of and for the fiscal year ended May 29, 2016:

	Shares (in millions)	Weighted-Average Grant Date Fair Value Per Share
Outstanding beginning of period	0.10	$51.19
Shares granted	0.06	62.38
Shares vested	(0.03)	47.95
Shares canceled	(0.02)	61.97
Outstanding end of period	0.11	$55.46

As of May 29, 2016, there was $2.9 million of unrecognized compensation cost related to unvested restricted stock and RSUs granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 2.3 years. The total fair value of restricted stock and RSUs that vested during fiscal 2016, 2015 and 2014 was $1.6 million, $4.8 million and $2.3 million, respectively.
Darden stock units are granted at a value equal to the market price of our common stock on the date of grant and will be settled in cash at the end of their vesting periods, which range between four and five years, at the then market price of our common stock. Compensation expense is measured based on the market price of our common stock each period, is amortized over the vesting period and the vested portion is carried as a liability on our accompanying consolidated balance sheets. We also entered into equity forward contracts to hedge the risk of changes in future cash flows associated with the unvested, unrecognized Darden stock units granted (see Note 8 for additional information).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table presents a summary of our Darden stock unit activity as of and for the fiscal year ended May 29, 2016:

(All units settled in cash)	Units (in millions)	Weighted-Average Fair Value Per Unit
Outstanding beginning of period	1.37	$65.54
Awards issued in conversion as a result of the separation of Four Corners	0.18
Units granted	0.32	64.75
Units vested	(0.34)	63.91
Units canceled	(0.10)	47.75
Outstanding end of period	1.43	$67.48

As of May 29, 2016, our total Darden stock unit liability was $50.7 million, including $17.1 million recorded in other current liabilities and $33.6 million recorded in other liabilities on our consolidated balance sheets. As of May 31, 2015, our total Darden stock unit liability was $46.1 million, including $16.2 million recorded in other current liabilities and $29.9 million recorded in other liabilities on our consolidated balance sheets.

Based on the value of our common stock as of May 29, 2016, there was $33.7 million of unrecognized compensation cost related to Darden stock units granted under our incentive plans. This cost is expected to be recognized over a weighted-average period of 2.8 years. The total fair value of Darden stock units that vested during fiscal 2016 was $21.5 million.

The following table presents a summary of our cash-settled performance stock unit activity as of and for the fiscal year ended May 29, 2016:

(All units settled in cash)	Units (in millions)	Weighted-Average Fair Value Per Unit
Outstanding beginning of period	0.38	$65.54
Awards issued in conversion as a result of the separation of Four Corners	0.05
Units granted	—	—
Units vested	(0.17)	67.17
Units canceled	(0.10)	43.35
Performance unit adjustment	0.05	43.84
Outstanding end of period	0.21	$67.48

As of May 29, 2016, our cash-settled performance stock unit liability was $10.4 million, including $7.1 million recorded in other current liabilities and $3.3 million recorded in other liabilities on our consolidated balance sheets. As of May 31, 2015, our cash-settled performance stock unit liability was $15.9 million, including $11.2 million recorded in other current liabilities and $4.7 million recorded in other liabilities on our consolidated balance sheets.

Cash-settled performance stock units cliff vest three years from the date of grant, where 0.0 percent to 150.0 percent of the entire grant is earned or forfeited at the end of three years. The number of units that actually vests will be determined for each year based on the achievement of Company performance criteria set forth in the award agreement and may range from 0.0 percent to 150.0 percent of the annual target. All awards will be settled in cash. The awards are measured based on the market price of our common stock each period, are amortized over the service period and the vested portion is carried as a liability in our accompanying consolidated balance sheets. As of May 29, 2016, there was $2.4 million of unrecognized compensation cost related to unvested performance stock units granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 1.1 years. The total fair value of cash-settled performance stock units that vested in fiscal 2016 was $11.4 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table presents a summary of our equity-settled performance stock unit activity as of and for the fiscal year ended May 29, 2016:

	Units (in millions)	Weighted-Average Grant Date Fair Value Per Unit
Outstanding beginning of period	—	$—
Units granted	0.19	65.23
Units vested	—	—
Units canceled	(0.02)	65.42
Outstanding end of period	0.17	$65.21

Beginning in fiscal 2016, two new types of equity-settled performance-based restricted stock units were issued, where 0.0 percent to 150.0 percent of the entire grant is earned or forfeited at the end of the respective vesting periods, which range from three to four years. The number of units that actually vest will be determined based on the achievement of performance criteria set forth in the award agreements and may range from 0.0 percent to 150.0 percent of target. Half of these performance awards, which are measured against company-specific targets, are granted at a value equal to the market price of our common stock on the date of grant, and amortized over the service period. The other half of these awards, which are measured against market-based targets, are measured based on estimated fair value as of the date of grant using a Monte Carlo simulation, and amortized over the service period. As of May 29, 2016, there was $8.5 million of unrecognized compensation cost related to unvested equity-settled performance stock units granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 2.7 years. The total fair value of equity-settled performance stock units that vested during fiscal 2016 was $0.0 million.
We maintain an Employee Stock Purchase Plan to provide eligible employees who have completed one year of service (excluding senior officers subject to Section 16(b) of the Securities Exchange Act of 1934, and certain other employees who are employed less than full time or own 5 percent or more of our capital stock or that of any subsidiary) an opportunity to invest up to $5.0 thousand per calendar quarter to purchase shares of our common stock, subject to certain limitations. Under the plan, up to an aggregate of 3.6 million shares are available for purchase by employees at a purchase price that is 85.0 percent of the fair market value of our common stock on either the first or last trading day of each calendar quarter, whichever is lower. Cash received from employees pursuant to the plan during fiscal 2016, 2015 and 2014 was $4.8 million, $5.2 million and $7.2 million, respectively.

NOTE 16 - WORKFORCE REDUCTION
During fiscal 2014 and 2015, we performed reviews of our operations and support structure resulting in changes in our growth plans and related support structure needs. As a result, we had workforce reductions and program spending cuts throughout fiscal 2014 and 2015. In accordance with these actions, we incurred employee termination benefits costs and other costs, which are included in general and administrative expenses in our consolidated statement of earnings as follows:

(in millions)	Fiscal Year
	2016 (3)	2015	2014
Employee termination benefits (1)	$0.2	$37.4	$17.2
Other (2)	(0.1)	0.5	0.9
Total	$0.1	$37.9	$18.1

(1)	Includes salary and stock-based compensation expense.

(2)	Includes postemployment medical, outplacement and relocation costs.

(3)	Reflects subsequent adjustments to the fiscal 2014 and 2015 plans based on updated information.
The following table summarizes the accrued employee termination benefits and other costs, which are primarily included in other current liabilities on our consolidated balance sheet as of May 29, 2016:

(in millions)	Fiscal Year 2014 Plans	Fiscal Year 2015 Plans	Payments	Adjustments	Balance at May 29, 2016
Employee termination benefits (1)	$13.4	$24.2	$(35.9)	$0.9	$2.6
Other	1.1	0.6	(1.3)	(0.3)	0.1
Total	$14.5	$24.8	$(37.2)	$0.6	$2.7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(1)	Excludes costs associated with stock options and restricted stock that will be settled in shares upon vesting.
We expect the remaining liability to be paid by the second quarter of fiscal 2017.

NOTE 17 - COMMITMENTS AND CONTINGENCIES
As collateral for performance on contracts and as credit guarantees to banks and insurers, we were contingently liable for guarantees of subsidiary obligations under standby letters of credit. At May 29, 2016 and May 31, 2015, we had $116.5 million and $124.2 million, respectively, of standby letters of credit related to workers’ compensation and general liabilities accrued in our consolidated financial statements. At May 29, 2016 and May 31, 2015, we had $8.4 million and $14.0 million, respectively, of standby letters of credit related to contractual operating lease obligations and other payments. All standby letters of credit are renewable annually.
At May 29, 2016 and May 31, 2015, we had $154.2 million and $147.7 million, respectively, of guarantees associated with leased properties that have been assigned to third parties. These amounts represent the maximum potential amount of future payments under the guarantees. The fair value of these potential payments discounted at our weighted-average cost of capital at May 29, 2016 and May 31, 2015, amounted to $119.3 million and $113.4 million, respectively. We did not record a liability for the guarantees, as the likelihood of the third parties defaulting on the assignment agreements was deemed to be remote. In the event of default by a third party, the indemnity and default clauses in our assignment agreements govern our ability to recover from and pursue the third party for damages incurred as a result of its default. We do not hold any third-party assets as collateral related to these assignment agreements, except to the extent that the assignment allows us to repossess the building and personal property. These guarantees expire over their respective lease terms, which range from fiscal 2017 through fiscal 2027.
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
NOTE 18 – SUBSEQUENT EVENT
On June 29, 2016, the Board of Directors declared a cash dividend of $0.56 per share to be paid August 1, 2016 to all shareholders of record as of the close of business on July 11, 2016.

NOTE 19 - QUARTERLY DATA (UNAUDITED)
The following table summarizes unaudited quarterly data for fiscal 2016 and fiscal 2015:

	Fiscal 2016 - Quarters Ended
(in millions, except per share data)	Aug. 30	Nov. 29	Feb. 28	May 29	Total
Sales	$1,687.0	$1,608.8	$1,847.5	$1,790.2	$6,933.5
Earnings before income taxes	111.8	24.4	138.1	175.4	449.7
Earnings from continuing operations	81.0	30.1	108.2	140.4	359.7
Earnings (loss) from discontinued operations, net of tax	5.4	13.1	(2.4)	(0.8)	15.3
Net earnings	86.4	43.2	105.8	139.6	375.0
Basic net earnings per share:
Earnings from continuing operations	0.64	0.23	0.85	1.11	2.82
Earnings (loss) from discontinued operations	0.04	0.11	(0.02)	(0.01)	0.12
Net earnings	0.68	0.34	0.83	1.10	2.94
Diluted net earnings per share:
Earnings from continuing operations	0.63	0.23	0.84	1.10	2.78
Earnings (loss) from discontinued operations	0.04	0.10	(0.02)	(0.01)	0.12
Net earnings	0.67	0.33	0.82	1.09	2.90
Dividends paid per share	0.55	0.55	0.50	0.50	2.10
Stock price:
High	75.60	72.11	64.90	68.62	75.60
Low	63.68	53.38	55.01	61.90	53.38

	Fiscal 2015 - Quarters Ended
(in millions, except per share data)	Aug. 24	Nov. 23	Feb. 22	May 31 (1)	Total (2)
Sales	$1,595.8	$1,559.0	$1,730.9	$1,878.3	$6,764.0
Earnings (loss) before income taxes	(43.7)	(54.6)	147.1	126.5	175.3
Earnings (loss) from continuing operations	(19.3)	(30.8)	128.4	118.1	196.4
Earnings (loss) from discontinued operations, net of tax	522.5	(2.0)	5.4	(12.8)	513.1
Net earnings (loss)	503.2	(32.8)	133.8	105.3	709.5
Basic net earnings per share:
Earnings (loss) from continuing operations	(0.14)	(0.24)	1.03	0.94	1.54
Earnings (loss) from discontinued operations	3.95	(0.02)	0.04	(0.11)	4.02
Net earnings (loss)	3.81	(0.26)	1.07	0.83	5.56
Diluted net earnings per share:
Earnings (loss) from continuing operations	(0.14)	(0.24)	1.01	0.92	1.51
Earnings (loss) from discontinued operations	3.95	(0.02)	0.04	(0.10)	3.96
Net earnings (loss)	3.81	(0.26)	1.05	0.82	5.47
Dividends paid per share	0.55	0.55	0.55	0.55	2.20
Stock price:
High	51.21	56.85	62.65	70.38	70.38
Low	43.56	46.70	54.96	61.31	43.56

(1)	The quarter ended May 31, 2015 consisted of 14 weeks, while all other quarters consisted of 13 weeks.

(2)	The year ended May 31, 2015 consisted of 53 weeks, while the year ended May 29, 2016 consisted of 52 weeks.

Five-Year Financial Summary
Financial Review 2016
	Fiscal Year Ended
(Dollars in millions, except per share data)	May 29, 2016	May 31, 2015 (2)	May 25, 2014	May 26, 2013	May 27, 2012
Operating Results (1) Sales	$6,933.5	$6,764.0	$6,285.6	$5,921.0	$5,327.1
Costs and expenses:
Food and beverage	2,039.7	2,085.1	1,892.2	1,743.6	1,553.7
Restaurant labor	2,189.2	2,135.6	2,017.6	1,892.6	1,683.6
Restaurant expenses	1,163.5	1,120.8	1,080.7	980.4	851.0
Marketing expenses	238.0	243.3	252.3	241.1	215.6
General and administrative	384.9	430.2	413.1	384.1	324.9
Depreciation and amortization	290.2	319.3	304.4	278.3	241.3
Impairments and disposal of assets, net	5.8	62.1	16.4	0.9	(0.2)
Total operating costs and expenses	$6,311.3	$6,396.4	$5,976.7	$5,521.0	$4,869.9
Operating income	622.2	367.6	308.9	400.0	457.2
Interest, net	172.5	192.3	134.3	126.0	102.1
Earnings before income taxes	449.7	175.3	174.6	274.0	355.1
Income tax expense (benefit)	90.0	(21.1)	(8.6)	36.7	75.9
Earnings from continuing operations	$359.7	$196.4	$183.2	$237.3	$279.2
Earnings from discontinued operations, net of tax expense of $3.4, $344.8, $32.3, $72.7 and $84.9	15.3	513.1	103.0	174.6	196.3
Net earnings	$375.0	$709.5	$286.2	$411.9	$475.5
Basic net earnings per share:
Earnings from continuing operations	$2.82	$1.54	$1.40	$1.84	$2.15
Earnings from discontinued operations	$0.12	$4.02	$0.78	$1.35	$1.50
Net earnings	$2.94	$5.56	$2.18	$3.19	$3.65
Diluted net earnings per share:
Earnings from continuing operations	$2.78	$1.51	$1.38	$1.80	$2.10
Earnings from discontinued operations	$0.12	$3.96	$0.77	$1.33	$1.47
Net earnings	$2.90	$5.47	$2.15	$3.13	$3.57
Average number of common shares outstanding:
Basic	127.4	127.7	131.0	129.0	130.1
Diluted	129.3	129.7	133.2	131.6	133.2
Financial Position
Total assets	$4,582.6	$5,994.7	$7,082.7	$6,917.3	$5,928.3
Land, buildings and equipment, net	$2,041.6	$3,215.8	$3,381.0	$4,391.1	$3,951.3
Working capital (deficit)	$(366.8)	$(140.3)	$357.3	$(652.0)	$(1,017.2)
Long-term debt, less current portion	$440.0	$1,452.3	$2,463.4	$2,476.6	$1,437.8
Stockholders’ equity	$1,952.0	$2,333.5	$2,156.9	$2,059.5	$1,842.0
Stockholders’ equity per outstanding share	$15.47	$18.42	$16.30	$15.81	$14.28

Five-Year Financial Summary (continued)

	Fiscal Year Ended
(Dollars in millions, except per share data)	May 29, 2016	May 31, 2015 (2)	May 25, 2014	May 26, 2013	May 27, 2012
Other Statistics
Cash flows from operations (1)	$820.4	$874.3	$555.4	$594.4	$513.5
Capital expenditures (1)	$228.3	$296.5	$414.8	$510.1	$457.6
Dividends paid	$268.2	$278.9	$288.3	$258.2	$223.9
Dividends paid per share	$2.10	$2.20	$2.20	$2.00	$1.72
Advertising expense (1)	$238.0	$243.3	$252.3	$241.1	$215.6
Stock price:
High	$75.60	$70.38	$55.25	$57.93	$55.84
Low	$53.38	$43.56	$44.78	$44.11	$40.69
Close	$67.48	$65.54	$49.55	$52.83	$53.06
Number of employees	150,942	148,892	206,489	206,578	181,468
Number of restaurants (1)	1,536	1,534	1,501	1,431	1,289

(1)
Consistent with our consolidated financial statements, information has been presented on a continuing operations basis. Accordingly, the activities related to Red Lobster, two closed company-owned synergy restaurants, Smokey Bones, Rocky River Grillhouse and the nine Bahama Breeze restaurants closed or sold in fiscal 2007 and 2008 have been excluded.

(2)	Fiscal year 2015 consisted of 53 weeks, while all other fiscal years consisted of 52 weeks.